



06013407

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME International Royalty Corporation

*CURRENT ADDRESS 10 Inverness Drive East, Suite 104
Englewood, CO 80112

**FORMER NAME

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34971 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 5/15/06

82-34971

TABLE OF CONTENTS



Exhibits to 12g3-2(b) Application of International Royalty Corporation

Volume 1 of 2

1. Annual Information Form for year ended December 31, 2004 and Annual Information Form for year ended December 31, 2005.

2. Audited Annual Financial Statements and accompanying Management's Discussion & Analysis for the years ended December 31, 2004 and December 31, 2003 and accompanying Chief Executive Officer and Chief Financial Officer Certifications, and Audited Annual Financial Statements and accompanying Management's Discussion & Analysis for the years ended December 31, 2005 and December 31, 2004 and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

3. Interim Financial Statements and accompanying Management's Discussion & Analysis for the interim periods ended September 30, 2005, June 30, 2005 and March 31, 2005 and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

4. Notice of Annual General Meeting, Information Circular, and Proxy relating to the May 26, 2005 meeting, and ancillary related materials (including voting results), and Notice of Annual General Meeting, Information Circular, and Proxy relating to the May 18, 2006 meeting, and ancillary related materials.

5. News Releases dated February 23, 2005, March 4, 2005, March 8, 2005, March 23, 2005, April 1, 2005, April 12, 2005, April 18, 2005, April 20, 2005, April 26, 2005, May 26, 2005, June 28, 2005, August 15, 2005, September 16, 2005, October 24, 2005, November 11, 2005, November 18, 2005, December 1, 2005, January 12, 2006, January 13, 2006, February 15, 2006, February 27, 2006, March 10, 2006, March 29, 2006, and April 10, 2006.

6. Material Change Report dated March 23, 2005 regarding the appointment of Edward Mercaldo to the board of directors.

7. Material Change Report dated April 21, 2005 regarding the adoption by the Company of a Shareholder Rights Plan.

8. Material Change Report dated August 18, 2005 regarding recorded an adjustment to the purchase price of the Voisey's Bay royalty and to its Hunter Royalty Portfolio.

9. Independent Technical Report, Voisey's Bay Project Royalty, Labrador, Canada, dated October 29, 2004.

10. Preliminary Long Form Prospectus dated January 5, 2005 and related filings.

TABLE OF CONTENTS

Exhibits to 12g3-2(b) Application of International Royalty Corporation

Volume 2 of 2

23. Certificate of Continuance under the Canada Business Corporations Act dated November 12, 2004.

24. Certificate of Discontinuance under the Business Corporations Act (Yukon) dated December 1, 2004, filed December 15, 2004.

25. Certificate of Amendment and Articles of Amendment dated January 6, 2005.

26. Share Purchase Agreement dated February 18, 2005 between the Company and Christopher Verbiski regarding the Company's purchase of John Verbiski's shares in Archean Resources Ltd.

27. Royalty Purchase Agreement dated February 22, 2005 among the Company, Adam Vary, 524520 BC Ltd. and 344967 BC Ltd. regarding the Company's purchase of certain royalties.

28. Royalty Purchase Agreement dated February 22, 2005 between the Company and David Fawcett regarding the Company's purchase of certain royalties.

29. Royalty Purchase Agreement dated February 22, 2005 among the Company, 524520 BC Ltd., 344967 BC Ltd., Adam Vary, Bill Whitehead, Peter Robson, Stuart Angus, Graham Scott and John Robins regarding the Company's purchase of certain royalties.

30. Share Purchase Agreement dated February 18, 2005 between the Company and Albert Chislett regarding the Company's purchase of Albert Chislett's shares in Archean Resources Ltd.

31. Royalty Purchase Agreement dated February 22, 2005 among the Company, 524520 BC Ltd., 344967 BC Ltd. and Adam Vary regarding the Company's purchase of certain royalties.

32. Royalty Purchase Agreement dated February 22, 2005 among the Company, Stuart Angus, Henry Awmack, Bernice Kosiur, Donald McInnes, Catherine McLeod-Seltzer, Peter Robson, Graham Scott, Kelly Taylor, John S. Brock Limited, Lawrence Barry, John Robins, Adam Vary, 524520 BC Ltd. and 344967 BC Ltd. regarding the Company's purchase of certain royalties.

33. Royalty Purchase Agreement dated February 22, 2005 among the Company, Hecla Mining Company and Hecla Mining Company of Canada Ltd. regarding the Company's purchase of certain royalties.

34. Royalty Purchase Agreement dated March 18, 2005 among the Company, BHP Billiton World Exploration Inc., BHP Billiton Diamonds Inc., BHP Billiton Minerals Pty Ltd., BHP Minerals International Exploration Inc., BHP Minerals Ghana Inc., BHP Holdings (International) Inc., BHP Brasil Ltda., Minera BHP Billiton, S.A. De C.V. and BHP Minerals Holdings Proprietary Limited, regarding the Company's purchase of certain royalties.

35. Shareholder Rights Plan dated April 18, 2005 between the Company and CIBC Mellon Trust Company, as Rights Agent.

36. Annual Report of the Company for the year ended December 31, 2004 and amended Annual Report of the Company for the year ended December 31, 2005.

37. Early Warning Report filed pursuant to National Instrument 62-103 dated June 7, 2005 relating to the acquisition of shares by Goodman & Company, Investment Counsel Ltd.

38. Early Warning Report filed pursuant to National Instrument 62-103 dated August 10, 2005 relating to the acquisition of shares by Goodman & Company, Investment Counsel Ltd.


RECEIVED
APR 17 A

International Royalty Corporation

Consolidated Financial Statements
For the nine months ended September 30, 2005 and 2004
(unaudited, expressed in U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	September 30, 2005 (unaudited)	December 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 13,262	$ 811
Short-term investments	1,708	-
Restricted cash (note 4)	1,799	-
Royalty receivable	108	97
Prepaid expenses and other current assets	210	1
	17,087	909
Royalty interests in mineral properties (note 3)	236,051	1,747
Furniture and equipment	129	6
Other assets (note 5)	2,376	840
	$255,643	$3,502
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 313	$ 744
Senior secured debentures (note 6)	21,105	-
Future income taxes (note 9)	73,686	-
Shareholders' Equity (note 7)		
Common shares		
Authorized		
Unlimited common shares without par value		
Issued		
57,012,783 (2004 – 5,849,433) common shares	164,185	2,058
Special warrants	-	1,478
Warrants and options	4,946	80
Deficit	(8,592)	(858)
	160,539	2,758
	$255,643	$3,502

Nature of business and basis of presentation (note 1)

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Operations and Deficit

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Royalty revenues	$ 107	$ 73	$ 312	$ 261
Expenses				
Amortization	92	58	274	208
Business development expense	144	-	205	-
General and administrative	558	128	1,647	380
Impairment of royalty interests in mineral properties	64	-	64	-
Stock-based compensation expense (note 7)	-	-	4,867	92
	858	186	7,057	680
Loss from operations	(751)	(113)	(6,745)	(419)
Other income (expense)				
Foreign currency gain (loss)	(409)	9	(361)	3
Interest expense	(543)	-	(1,273)	-
Interest income	109	-	261	-
	(843)	9	(1,373)	3
Loss before income taxes	(1,594)	(104)	(8,118)	(416)
Income tax benefit	466	-	384	-
Loss for the period	(1,128)	(104)	(7,734)	(416)
Deficit at beginning of period	(7,464)	(525)	(858)	(213)
Deficit at end of period	$(8,592)	$(629)	$(8,592)	$(629)
Basic and diluted loss per common share	$(0.02)	$(0.01)	$ (0.16)	$(0.05)
Basic and diluted weighted average common shares outstanding	57,011,628	8,308,000	47,503,192	8,308,000

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Cash flows from (used by) operating activities				
Loss for the period	$ (1,128)	$(104)	$ (7,734)	$ (416)
Items not affecting cash				
Depreciation and amortization	98	59	284	211
Impairment of royalty interests in mineral properties	64	-	64	-
Amortization of deferred debenture costs	49	-	116	-
Accretion of debenture discount	147	-	343	-
Future income tax benefit	(473)	-	(391)	-
Non-cash foreign currency (gain) loss	1,111	(5)	1,192	(2)
Stock-based compensation expense	-	-	4,867	92
	(132)	(50)	(1,259)	(115)
Changes in non-cash working capital				
(Increase) decrease in royalty receivable	(11)	25	(10)	27
(Increase) decrease in prepaid expenses and other current assets	3	(29)	(205)	(34)
Decrease in other assets	7	-	2	-
Increase (decrease) in accounts payable and accrued liabilities	(467)	62	171	61
	(600)	8	(1,301)	(61)
Cash flows from (used by) investing activities				
Acquisition of royalty interests in mineral properties	(322)	-	(125,558)	-
Acquisition of furniture and equipment	(55)	-	(132)	-
Deferred charges related to royalty acquisitions	(40)	(26)	(64)	(26)
Investment in short-term investments	(1,708)	-	(1,708)	-
(Investment in) redemption of restricted cash	600	-	(1,713)	-
	(1,525)	(26)	(129,175)	(26)
Cash flows from (used by) financing activities				
Net proceeds from issuance of common shares	(7)	-	120,640	-
Net proceeds from unit offering	(4)	-	22,287	-
	(11)	-	142,927	-
Increase (decrease) in cash and cash equivalents	(2,136)	(18)	12,451	(87)
Cash and cash equivalents - beginning of period	15,398	135	811	204
Cash and cash equivalents - end of period	$ 13,262	$ 117	$ 13,262	$ 117

See accompanying notes to the consolidated financial statements.

1 Nature of business and basis of presentation

International Royalty Corporation ("IRC" or the "Company") was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the *Canada Business Corporations Act* on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalies.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included.

The information contained in these interim consolidated financial statements for the three months ended September 30, 2004 has not been audited or reviewed by the Company's independent auditor.

2 New Accounting Policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004, with the exception of the following:

Variable Interest Entities

The Company has adopted Accounting Guideline 15 "Consolidation of Variable Interest Entities (VIE)" effective January 1, 2005, whereby the guideline requires the consolidation of VIE's by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Deferred financing charges

Financing costs related to the issuance of senior secured debentures are deferred and amortized to interest expense over the six year term of the related debt using the effective yield method.

Senior Secured Debentures

Proceeds from the Unit Offering (note 6) were allocated into debt and equity components based upon their respective fair market values. The carrying value of the Senior Secured Debentures are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

Short-term Investments

Short-term investments, all of which are categorized as available for sale, are carried at the lower of cost or market

3 Royalty interests in mineral properties

(in thousands of US$)	Net Balance at December 31, 2004	Additions	Impairments	Amortization	Net Balance September 30, 2005
Production stage:					
Williams Mine	$1,747	$ -	$ -	$(273)	$ 1,474
Development stage:					
Voisey's Bay Royalty [b]	-	225,726	-	-	225,726
Exploration stage:					
Aviat One [d]	-	2,211	-	-	2,211
Belahouro	-	817	-	-	817
Pinson [a]	-	512	-	-	512
Other [a] [b] [c] [d] [e]	-	5,376	(64)	(1)	5,311
	-	8,916	(64)	(1)	8,851
	$1,747	$234,642	$ (64)	$(274)	$236,051

[a] On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000.

[b] On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the common shares of Archean Resources Ltd. ("Archean"), which owns 90% of a 3% net smelter return royalty on the Voisey's Bay property, located in northern Labrador, Canada. Total consideration paid was CA$184.3 million, consisting of CA$152.5 million in cash and 7,395,349 common shares of the Company ("Common Shares"), valued at the Company's initial public offering ("IPO") price of CA$4.30 per Common Share. In accordance with EIC-124, "Definition of a Business", the transaction has been accounted for as the acquisition of an asset and the full cost of the transaction has been allocated to the Voisey's Bay Royalty. See note 9 "future income tax adjustment".

[c] On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests. Total consideration paid was $550,000 in Common Shares valued at the IPO offering price of CA$4.30.

[d] On February 22, 2005, the Company acquired from the Hunter Exploration Group a portfolio of 17 gross override royalty interests in approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities (the "Hunter Portfolio"). Total consideration paid was CA$5 million in Common Shares valued at CA$4.30, the offering price of the IPO. See note 9 "future income tax adjustment".

[e] On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. ("BHPB") (as superseded by a definitive agreement dated March 18, 2005) to acquire a mineral portfolio of 22 royalty interests for total consideration of $605,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO of CA$4.30, equal to 180,189 Common Shares. On March 30, 2005, all of the Common Shares were issued and placed

into escrow pending the close of the transaction. On April 19, 2005, the Company completed the purchase of 14 royalties from BHPB for all of the Common Shares and $65,000. The shares are subject to a four month hold period expiring August 19, 2005. An additional 5 royalties were closed on May 2, 2005 for consideration of $510,000. The acquisition of the three remaining royalties for $30,000 is expected to be completed in the near future.

Pending royalty acquisition

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. ("Western"). The value of the Common Shares has been included in other assets at September 30, 2005 and will be transferred to royalty interest in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit.

4 Restricted cash

Restricted cash consisted of the following (in thousands of US$):

	September 30, 2005	December 31, 2004
Cash in escrow for the payment of interest on the Debentures (note 6)	$1,407	$ -
Cash in escrow for the purchase of the David Fawcett royalties (note 3)	267	-
Other	125	-
	$1,799	$ -

5 Other assets

Other assets consisted of the following (in thousands of US$):

	September 30, 2005	December 31, 2004
Deferred amounts related to pending royalty acquisitions (note 3)	$ 830	$ 840
Financing costs related to issuance of the Debentures, net of amortization of $116 (note 6)	1,529	-
Other	17	-
	$2,376	$ 840

6 Senior secured debentures

On February 22, 2005, the Company completed a "Unit Offering" for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% senior secured debentures (the "Debentures") due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are secured by a general security agreement over all of the assets of the Company relating to the Voisey's Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, with principal due at maturity. Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account and the first interest payment was paid from this account on August 31, 2005. The value of the Common Shares issued of $4.9 million has been recorded as a discount to the Debentures and will be amortized over the life of the Debentures using the effective yield method. Details of the balance at September 30, 2005 are as follows:

($ in thousands)	CA$	US$
Senior secured debentures payable	$30,000	$25,626
Discount	(5,293)	(4,521)
	$24,707	$21,105

The Company's contractual obligations for future principal payments under the terms of the Debentures are summarized as follows:

Year *($ in thousands)*[1]	
2005	$ -
2006	-
2007	-
2008	-
2009	-
Thereafter	25,626
Total	$25,626

(1) The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1707.

7 Shareholders' equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	Shares	Amount
Balance at December 31, 2004	5,849,433	$ 2,058
Exercise of initial financing special warrants	2,550,000	1,319
Exercise of compensation special warrants	308,000	159
Exercise of warrants	2,125	2
Shares issued in connection with the IPO (net of issuance costs)	34,883,721	114,716
Shares issued in connection with the Unit Offering (net of issuance costs)	1,395,360	4,588
Shares issued for the purchase of royalty interests in mineral properties (net of issuance costs)	8,896,895	31,015
Shares issued for services	2,249	8
Issuance of over-allotment shares	2,906,977	9,560
Shares issued into escrow	218,023	760
Balance at September 30, 2005	57,012,783	$164,185

Activity in special warrants:

(in thousands of US$)	Special Warrants	Amount
Balance at December 31, 2004	2,858,000	$ 1,478
Exercise of initial financing special warrants	(2,550,000)	(1,319)
Exercise of compensation special warrants	(308,000)	(159)
Balance at September 30, 2005	-	$ -

Activity in warrants and stock options was as follows:

(in thousands of US$)	Warrants and stock options	Amount
Balance at December 31, 2004	1,940,568	$ 80
Stock options issued	3,000,000	4,867
Warrants exercised	(2,125)	(1)
Balance at September 30, 2005	4,938,443	$4,946

Initial public offering

On February 22, 2005, the Company completed its IPO of 37,790,698 (including the agents' exercise of the over-allotment option on March 4, 2005) Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162.5 million. Proceeds received from the IPO and the Unit Offering, and uses of proceeds are outlined as follows:

(in thousands of US$)	**CA$**	**US$**
Gross proceeds from the IPO	$ 162,500	$ 131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents' commission and estimated expenses of offering	(16,336)	(13,181)
	176,164	142,799
Acquisition of Archean [(1) (2)]	(153,024)	(124,056)
Funds deposited in escrow	(2,475)	(2,006)
Net proceeds to the Company	$ 20,665	$ 16,737

[(1)]See note 3 "Royalty interests in mineral properties".
[(2)]Includes costs of acquisition.

Stock options

During the nine months ended September 30, 2005, the Company issued 3,000,000 stock options to its directors, officers and employees. The stock options were at a weighted average exercise price of CA$4.33 per share and were vested immediately at the time of issuance.

The Company uses the fair value based method of accounting for all stock-based compensation awards. The fair value of the stock options has been estimated at $4,867,000 using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate	3.6%
Expected dividend yield	0.0%
Expected price volatility of the Company's common shares	60%
Expected life of the option	3.5 years
Weighted average fair value per stock option	$1.62

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

8 Supplemental disclosure of cash flow information

	Three Months Ended September 30,		**Nine Months Ended September 30,**	
(in thousands of US$)	**2005**	**2004**	**2005**	**2004**
Future income taxes in royalty interest in mineral properties (note 9)	$ -	$ -	$77,954	$ -
Future income tax benefit relating to issuance costs included in common shares (note 9)	(1)	-	(3,878)	-
Shares issued for the acquisition of royalty interests in mineral properties and for services	-	-	31,022	-
Shares issued to escrow	-	-	760	-

9 Future income tax adjustment

The Company has recorded an adjustment to the purchase price of the Archean acquisition (Voisey's Bay Royalty) and the Hunter Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes. These adjustments will have no impact on either past or future cash flows of the Company. Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company's tax net operating losses, and certain expenses of the IPO and the Unit Offering. Details of the balance in future income taxes at September 30, 2005 were as follows:

(in thousands of US$)	
Adjustment to royalty interest in mineral properties	$77,954
Adjustment to common shares to reflect the tax deductibility of expenses of the offering	(3,335)
Royalty interest amortization	252
Discount on senior secured debentures	818
Net operating losses	(2,015)
Other, net	12
	$73,686

10 Subsequent Event

On November 9, 2005 the Board of Directors authorized the issuance of an additional 978,000 stock options to the Company's directors, officers and employees. The stock options have an exercise price of CA$3.75 and will vest over three years.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of financial position and results of operations of International Royalty Corporation (the "Company" or "IRC") has been prepared based on information available to the Company as of November 9, 2005 and should be read in conjunction with the Company's consolidated financial statements and related notes thereto as of and for the nine months ended September 30, 2005, and in conjunction with the MD&A and consolidated financial statements for the year ended December 31, 2004. All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company's annual information form is available on SEDAR at www.sedar.com

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

This document contains certain forward looking statements. These statements relate to future events or future performance and reflect management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", "target" or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in various factors, which may cause actual results to differ materially from any forward-looking statement. Although the forward-looking statements contained in this management discussion and analysis are based upon what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this document, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

SUMMARY OF QUARTERLY INFORMATION:

($ thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Statement of Operations				
Royalty revenues	$107	$73	$312	$261
Amortization of royalty interest in mineral properties	$92	$58	$274	$208
Gross profit from royalties	$15	$15	$38	$53
General and administrative	$558	$128	$1,647	$380
Net loss	$(1,128)	$(104)	$(7,734)	$(416)
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.16)	$(0.05)
Statement of Cash Flows				
Cash provided from (used in) operating activities	$(600)	$8	$(1,301)	$(61)

	September 30, 2005	December 31, 2004
Balance Sheet		
Total assets	$255,643	$3,502
Shareholders' equity	$160,539	$2,758

FINANCIAL PERFORMANCE

Overall

The Company's profile has changed dramatically during 2005 with the successful completion of its initial public offering ("IPO") on February 22, 2005, raising gross proceeds of CA$162,500,000 on the sale of 37,790,698 common shares of the Company ("Common Shares"). The Company also raised an additional CA$30,000,000 in gross proceeds through the sale of units (the "Unit Offering"), consisting of 1,395,360 Common Shares and CA$30,000,000 in senior secured debentures. The proceeds were used for the indirect acquisition of the Voisey's Bay royalty and other royalties as further described in the Company's consolidated financial statements for the nine months ended September 30, 2005.

During 2004, all of IRC's executives and employees were on a part-time basis and/or were paid reduced salaries in order to preserve our cash resources. In addition, IRC's directors were paid no fees during 2004 and professional fees were kept to a minimum. With the completion of the IPO, all current employees are now being paid their stated salaries, and additional employees have been hired to accommodate the increased demands of a public company, and to assist the Company in the identification, assessment and acquisition of new royalty opportunities. We have added new directors, and have begun to pay our outside directors fees comparable to those of companies similar to IRC. Professional fees, filing and listing fees, printing and mailing costs, insurance, and other costs associated with being a public company have increased as a result of our IPO. In addition, the Company's larger cash position and senior secured debentures have resulted in an increase in interest income and interest expense during 2005 compared to prior periods.

Quarter ended September 30, 2005 compared to the quarter ended September 30, 2004

Loss before income taxes for the quarter ended September 30, 2005 was $1,594,000 or $0.03 per share compared to a loss of $104,000 or $0.01 per share for the quarter ended September 30, 2004. General and administrative expenses increased by $430,000 to $558,000 during the quarter ended September 30, 2005, compared to the quarter ended September 30, 2004. Salaries and benefits increased by $124,000 to $217,000 due to the full time salaries and larger staff as described above. Investor relations costs were $98,000 during the quarter compared to $nil during the same period of 2004. Legal, accounting and other professional fees accounted for $72,000 of the increase, as the company required assistance with its ongoing filing and compliance requirements, and also with tax preparation and planning issues. Other general and administrative increases during the period included directors' fees, $19,000; insurance expense, $33,000; listing, filing and transfer fees of $8,000; printing and reproduction, $13,000; travel and entertainment costs, $15,000 and; general office costs of approximately $29,000. During the quarter ended September 30, 2005, business development expense was $144,000 and impairment losses were $64,000, compared to $nil for the same period in 2004. In 2005, IRC incurred $543,000 of interest expense during the quarter related to the senior secured debentures, and also earned $109,000 of interest income from investment of excess cash and restricted cash compared to $nil in the previous year. The Company also incurred a foreign currency loss of $409,000 during the quarter due to the strengthening of the Canadian dollar, consisting of a loss of $1,200,000 on the senior secured debentures, partially offset by a gain of approximately $800,000 from cash, short-term investments, and restricted cash held in Canadian Dollar denominated accounts.

Nine months ended September 30, 2005 compared to the nine months ended September 30, 2004

Loss before income taxes for the nine months ended September 30, 2005 was $8,118,000 or $0.17 per share compared to a loss of $416,000 or $0.05 per share for the nine months ended September 30, 2004. During 2005, IRC issued 3,000,000 stock options to its directors, officers and employees, resulting in a charge of $4,867,000 to stock-based compensation expense during the period, compared to $92,000 for the nine months ended September 30, 2004. General and administrative expenses increased by $1,267,000 to $1,647,000 during the nine months ended September 30, 2005, compared to $380,000 in the same period in 2004. Legal, accounting and other professional fees accounted for $345,000 of the increase, as the company required assistance with its ongoing filing and compliance requirements, tax preparation and

planning issues, and also with the implementation of its shareholders' rights plan. Salaries and benefits increased by $375,000 also due to the full time salaries and larger staff previously described. Investor relations costs were $146,000 during the quarter compared to $nil during the same period of 2004. The Company had its first annual meeting during 2005, contributing to an increase in travel and entertainment costs of approximately $91,000, and printing costs of $32,000. Other increases included directors' fees, $53,000; insurance expense, $82,000; listing, filing and transfer fees of $36,000 and; general office costs of approximately $60,000. Business development expenses were $205,000 during the nine months ended September 30, 2005 compared to $nil in 2004 and impairment of royalty interests in mineral properties was $64,000, compared to $nil in 2004. The Company incurred $1,273,000 of interest expense during the period related to the senior secured debentures, and also earned $261,000 of interest income from investment of excess cash and restricted cash compared to $nil in the previous year. The Company also incurred a foreign currency loss of $361,000 during the nine months ended September 30, 2005, due to a stronger Canadian dollar, consisting primarily of a loss of $1,305,000 on the senior secured debentures, partially offset by a gain of approximately $941,000 from cash, short-term investments, and restricted cash held in Canadian Dollardenominated accounts.

Revenue and operations

During the quarter ended September 30, 2005, royalty revenues increased to $107,000 from $73,000 in the same quarter of 2004, due to an increase in number of ounces paid during the quarter from 73,201 to 95,897 in combination with an increase in the average price of gold from $402 in 2004 to $439 in 2005.

During the nine months ended September 30, 2005, royalty revenues increased to $312,000 from $261,000 during the same period in 2004, partially due to an increase in ounces produced at the Williams mine during the period and also due to an increase in the average price of gold from $400 in 2004 to $431 in 2005.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying the property. At December 31, 2004, the Williams mine operator adjusted the estimated reserves of the mine downward by approximately 18% from its previous estimate. This will result in an increased rate of amortization over the remaining life of the Williams mine royalty and a corresponding reduction in gross profit from the royalty. Amortization on mineral properties increased from $58,000 for the quarter ended September 30, 2004 to $92,000 for the quarter ended September 30, 2005. For the nine months ended September 30, 2005, amortization was $274,000 compared to $208,000 during the same period in 2004. These increases were primarily due to the increased rate of amortization described above and also due to the increase in ounces produced at the Williams mine during 2005 as described above.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash used in operating activities, before changes to non-cash working capital items was $132,000 during the quarter ended September 30, 2005 compared to $50,000 during the quarter ended September 30, 2004. Cash general and administrative expenses increased by $425,000 during 2005, due to the increased costs described above. Cash interest expense was $347,000 and business development expenses were $144,000 during the quarter ended September 30, 2005, compared to $nil in the same period a year ago. These decreases were offset by interest income of $109,000, a cash foreign currency gain of $702,000 compared to $4,000 in the 2004 period, and an increase in royalty revenues of $34,000.

Cash used in operating activities, before changes to non-cash working capital items was $1,259,000 during the nine months ended September 30, 2005 compared to $115,000 during the same period in 2004. Cash general and administrative expenses increased by $1,260,000 during 2005, due to the increased costs previously described. Cash interest expense was $814,000 during 2005 and $nil in 2004. Business development expenses were $205,000 during the nine months ended September 30, 2005, compared to $nil in the same period a year ago. These decreases were offset by interest income of $261,000, a cash foreign

currency gain of $831,000 compared to $1,000 in the 2004 period, and increased royalty revenues of $51,000.

Investing Activities

During the nine months ended September 30, 2005, IRC acquired the Voisey's Bay royalty for cash consideration of $124.1 million, and additional royalty portfolios from John Livermore, Hecla Mining Company, the Hunter Exploration Group and BHP Billiton Worldwide Exploration Inc. for total cash consideration of $1.4 million. IRC also has invested a total of $1.7 million into restricted cash during the period, including $1.4 million into an interest escrow for the senior secured debentures and $0.3 million in escrow for the completion of a pending royalty acquisition. The Company also invested approximately $1.7 million in short-term investments during September 2005.

Financing Activities

On February 22, 2005, the Company completed its IPO of 37,790,698 (including the exercise of the over-allotment option on March 4, 2005) Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162,500,000. Coincident with the IPO, the Company also completed a "Unit Offering" for gross proceeds of CA$30,000,000. The Unit Offering consisted of CA$30,000,000 of 5.5% senior secured debentures (the "Debentures") due February 22, 2011 and 1,395,360 Common Shares. Gross proceeds received are summarized as follows:

($ in thousands)	**CA$**	**US$**
Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents' commission and expenses of offering	(16,336)	(13,181)
Net proceeds	**176,164**	**142,799**

Cash Resources and Liquidity

The Company had a cash position of $13.3 million at September 30, 2005 and working capital of $16.8 million, an increase of $12.4 million and $16.6 million respectively from December 31, 2004. The large increase during the year is a result of the Company's completion of its IPO and the Unit Offering during the period, reduced by expenditures for the acquisition of the mineral royalties described above.

The Company's near-term cash requirements are limited to general and administrative, and business development expenses. As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures. Royalty acquisitions are discretionary in nature and will be consummated through the use of cash, as available, or through the issuance of Common Shares.

The Company believes that cash available at September 30, 2005 will be sufficient to cover the cost of general and administrative expenses at least through 2006. In addition, the Company will continue to receive royalty income from the Williams Royalty during the remainder of 2005 and future years. With the commencement of the Voisey's Bay mine and the corresponding revenue to be received from the Voisey's Bay Royalty, anticipated in early 2006, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future.

The Company's contractual obligations for future payments are summarized as follows:

($ in thousands) Year	Minimum Lease Obligations	Debenture Principal Obligations [1]	Total Contractual Obligations
2005	$ 8	$ -	$ 8
2006	46	-	46
2007	48	-	48
2008	51	-	51
2009	52	-	52
Thereafter	45	25,626	25,671
Total	$250	$25,626	$25,876

(1) The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1707.

Financial Position

The Company has recorded an adjustment to the purchase price of the Archean acquisition (Voisey's Bay Royalty) and its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes. This adjustment will have no impact on either past or future cash flows of the Company. Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company's tax net operating losses, and certain expenses of the IPO and the Unit Offering. Details of the balance in future income taxes at September 30, 2005 are as follows:

(in thousands of $)	
Adjustment to royalty interest in mineral properties	$77,954
Adjustment to common shares to reflect the tax deductibility of expenses of the offering (net)	(3,335)
Royalty interest amortization	252
Discount on senior secured debentures	818
Net operating losses	(2,015)
Other, net	12
	$73,686

On November 9, 2005 the Board of Directors authorized the issuance of an additional 978,000 stock options to the Company's directors, officers and employees. The stock options have an exercise price of CA$3.75 and will vest over three years.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to the underlying royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of

the royalty interests in mineral properties. The estimated fair values of stock options require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In practice, management has used a rolling average of royalty receipts to estimate future receipts. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known. In some instances (i.e. a new operation), the Company will not have access to sufficient current or historical information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate and will generally be recorded on a cash basis until sufficient history is available to make a reasonable estimate.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production and development-stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using only proven and probable reserves. Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063 "Impairment of Long-lived Assets", which the Company adopted effective January 1, 2004. The adoption of this standard had no impact on the comparative consolidated financial statements.

Stock-Based Compensation

Stock-based compensation is accounted for in accordance with the requirements of CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" whereby the fair value of awards to both employees and non-employees are recognized as an expense. Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and warrants.

NEW ACCOUNTING GUIDANCE AND SIGNIFICANT ACCOUNTING POLICIES

Short-term Investments

Short-term investments, all of which are categorized as available for sale, are carried at the lower of costor market.

Variable Interest Entities

The Company has adopted Accounting Guideline 15 "Consolidation of Variable Interest Entities (VIE)" effective January 1, 2005, whereby the guideline requires the consolidation of VIE's by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Deferred financing charges

Financing costs related to the issuance of the Debentures are deferred and amortized over the six year term of the related debt using the effective yield method.

Senior Secured Debentures

Proceeds from the Unit Offering were allocated into debt and equity components based upon their respective fair market values. The carrying value of the Debentures is being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

NEW ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (new assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has not yet determined when it will adopt this standard. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company's financial statements.

Equity

CICA Handbook Section 3251 – Equity, replaces Section 3250 – Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has not yet determined when it will adopt this standard. Financial

statements of prior periods are required to be restated for certain specified items. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company's financial statements. The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

OUTLOOK

During September 2005, Inco Limited announced that it had produced its first concentrate from the Voisey's Bay mine and that it expects to see the first shipment of concentrate in November 2005. This schedule would result in the recognition of the Company's first royalty revenue from Voisey's Bay during the quarter ended December 31, 2005. With this exception, and the corresponding increase in amortization related to the cost of the Voisey's Bay royalty, the Company does not anticipate any significant changes in its operating results during the remainder of 2005.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey's Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company's current tax liability once payments from the Voisey's Bay Royalty begin. Fluctuations in gold prices and in production output from the Williams Mine will continue to have an impact on the Company's royalty revenues in 2005.

The Company's Debentures are denominated in Canadian dollars. In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts. All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests. The interest income from those investments will be offset by interest expense on the Debentures.

OUTSTANDING SHARE DATA

As of November 9, 2005, there were 57,024,981 Common Shares outstanding. In addition there were 3,978,000 director and employee stock options with exercise prices ranging between CA$3.67 and $4.80 per share. There were also 1,498,948 warrants outstanding, allowing the holders to purchase Common Shares at CA$3.00 per share and 427,297 warrants outstanding which allow the holders to purchase Common Shares at CA$0.80 per share. All warrants expire on February 22, 2007.

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company's royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results. There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey's Bay Royalty

The Company's valuation is presently heavily weighted with the value of the Voisey's Bay Royalty. The Voisey's Bay Royalty is very material to the Company's ability to generate revenue. Therefore, the risk associated with the Company's valuation is heightened in the event that the Voisey's Bay property is not developed and placed into operation according to the currently proposed plan.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized. The ore actually recovered may differ from the estimated grades of the reserves and resources. Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a) mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b) increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource;

(c) the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources;

(d) declines in the market prices of metals may render the mining of some or all of the reserves uneconomic;

(e) unexpected penalties may be imposed by smelters or refiners; and

(f) the metallurgy may turn out differently than that anticipated.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Ray W. Jenner, Chief Financial Officer of International Royalty Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of International Royalty Corporation (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 9th day of November, 2005.

Ray W. Jenner
Chief Financial Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Douglas B. Silver, Chief Executive Officer of International Royalty Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of International Royalty Corporation (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 9th day of November, 2005.

Douglas B. Silver
Chief Executive Officer

International Royalty Corporation

Consolidated Financial Statements
For the six months ended June 30, 2005 and 2004
(unaudited, expressed in U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	June 30, 2005 (unaudited)	December 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 15,398	$ 811
Restricted cash (note 4)	1,638	-
Royalty receivable	92	97
Prepaid expenses and other current assets	209	1
	17,337	909
Royalty interests in mineral properties (note 3)	235,886	1,747
Furniture and equipment	80	6
Other assets (note 5)	3,091	840
	$256,394	$3,502
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 808	$ 744
Senior secured debentures (note 6)	19,758	-
Future income taxes (note 9)	74,159	-
Shareholders' Equity (note 7)		
Common shares		
Authorized		
Unlimited common shares without par value		
Issued		
57,010,658 (2004 – 5,849,433) common shares	164,186	2,058
Special warrants	-	1,478
Warrants and options	4,947	80
Deficit	(7,464)	(858)
	161,669	2,758
	$256,394	$3,502

Nature of business and basis of presentation (note 1)

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Operations and Deficit

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	2005	2004
Royalty revenues	$ 107	$ 102	$ 205	$ 188
Expenses				
Amortization	95	82	182	150
Business development expense	49	-	61	-
General and administrative	677	128	1,089	252
Stock-based compensation expense (note 7)	216	-	4,867	92
	1,037	210	6,199	494
Loss from operations	(930)	(108)	(5,994)	(306)
Other income (expense)				
Foreign currency gain (loss)	43	(2)	48	(6)
Interest expense	(523)	-	(730)	-
Interest income	112	-	152	-
	(368)	(2)	(530)	(6)
Loss before income taxes	(1,298)	(110)	(6,524)	(312)
Future income tax (expense) benefit	309	-	(82)	-
Loss for the period	(989)	(110)	(6,606)	(312)
Deficit at beginning of period	(6,475)	(415)	(858)	(213)
Deficit at end of period	$(7,464)	$(525)	$(7,464)	$(525)
Basic and diluted loss per common share	$(0.02)	$(0.01)	$ (0.15)	$(0.04)
Basic and diluted weighted average common shares outstanding	57,010,658	8,308,000	42,670,175	8,308,000

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	2005	2004
Cash flows from operating activities				
Loss for the period	$ (989)	$(110)	$ (6,606)	$ (312)
Items not affecting cash				
Depreciation and amortization	99	83	186	152
Amortization of deferred debenture costs	49	-	67	-
Accretion of debenture discount	142	-	196	-
Future income tax expense (benefit)	(309)	-	82	-
Non-cash foreign currency (gain) loss	(214)	4	81	3
Unrealized cash foreign currency (gain) loss	163	-	(143)	-
Stock-based compensation expense	216	-	4,867	92
	(843)	(23)	(1,270)	(65)
Changes in non-cash working capital				
(Increase) decrease in royalty receivable	3	(20)	1	2
Increase in prepaid expenses and other current assets	(37)	(6)	(208)	(5)
Increase in other assets	-	-	(5)	-
Increase (decrease) in accounts payable and accrued liabilities	285	(3)	638	(1)
	(592)	(52)	(844)	(69)
Cash flows from investing activities				
Acquisition of royalty interests in mineral properties	(621)	-	(125,143)	-
Acquisition of furniture and equipment	(77)	-	(77)	-
Deferred charges related to royalty acquisitions	(35)	-	(117)	-
(Investment in) redemption of restricted cash	562	-	(2,313)	-
	(171)	-	(127,650)	-
Cash flows from financing activities				
Net proceeds from issuance of common shares	(501)	-	120,647	-
Net proceeds from unit offering	(79)	-	22,291	-
	(580)	-	142,938	-
Effect of exchange rate changes on cash and cash equivalents	(163)	-	143	-
Increase (decrease) in cash and cash equivalents	(1,506)	(52)	14,587	(69)
Cash and cash equivalents - beginning of period	16,904	187	811	204
Cash and cash equivalents - end of period	$ 15,398	$ 135	$ 15,398	$ 135

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Notes to Consolidated Finacial Statements
June 30, 2005 (unaudited)

1 Nature of business and basis of presentation

International Royalty Corporation ("IRC" or the "Company") was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the *Canada Business Corporations Act* on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included.

The information contained in these interim consolidated financial statements for the three and six months ended June 30, 2004 has not been audited or reviewed by the Company's independent auditor.

2 New Accounting Policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004, with the exception of the following:

Variable Interest Entities

The Company has adopted Accounting Guideline 15 "Consolidation of Variable Interest Entities (VIE)" effective January 1, 2005, whereby the guideline requires the consolidation of VIE's by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Deferred financing charges

Financing costs related to the issuance of senior secured debentures are deferred and amortized to interest expense over the six year term of the related debt using the effective yield method.

Senior Secured Debentures

Proceeds from the Unit Offering (note 6) were allocated into debt and equity components based upon their respective fair market values. The carrying value of the Senior Secured Debentures are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

3 Royalty interests in mineral properties

(in thousands of US$)	Net Balance at December 31, 2004	Acquisitions	Amortization	Net Balance June 30, 2005
Production stage:				
Williams Mine	$1,747	$ -	$(182)	$ 1,565
Development stage:				
Voisey's Bay Royalty [b]	-	225,726	-	225,726
Exploration stage:				
Aviat One [d]	-	2,211	-	2,211
Belahouro	-	802	-	802
Pinson [a]	-	512	-	512
Other [a] [b] [c] [d] [e]	-	5,070	-	5,070
	-	8,595	-	8,595
	$1,747	$234,321	$(182)	$235,886

(a) On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000.

(b) On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the common shares of Archean Resources Ltd. ("Archean"), which owns 90% of a 3% net smelter return royalty on the Voisey's Bay property, located in northern Labrador, Canada. Total consideration paid was CA$184.3 million, consisting of CA$152.5 million in cash and 7,395,349 common shares of the Company ("Common Shares"), valued at the Company's initial public offering ("IPO") price of CA$4.30 per Common Share. In accordance with EIC-124, "Definition of a Business", the transaction has been accounted for as the acquisition of an asset and the full cost of the transaction has been allocated to the Voisey's Bay Royalty. See note 9 "future income tax adjustment".

(c) On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests. Total consideration paid was $550,000 in Common Shares valued at the IPO offering price of CA$4.30.

(d) On February 22, 2005, the Company acquired from the Hunter Exploration Group a portfolio of 17 gross override royalty interests in approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities (the "Hunter Portfolio"). Total consideration paid was CA$5 million in Common Shares valued at CA$4.30, the offering price of the IPO. See note 9 "future income tax adjustment".

(e) On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. ("BHPB") (as superseded by a definitive agreement dated March 18, 2005) to acquire a mineral portfolio of 22 royalty interests for total consideration of $605,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO of CA$4.30, equal to

180,189 Common Shares. On March 30, 2005, all of the Common Shares were issued and placed into escrow pending the close of the transaction. On April 19, 2005, the Company completed the purchase of 14 royalties from BHPB for all of the Common Shares and $65,000. The shares are subject to a four month hold period expiring August 19, 2005. An additional 5 royalties were closed on May 2, 2005 for consideration of $510,000. The acquisition of the three remaining royalties for $30,000 is expected to be completed in the near future.

Pending royalty acquisition

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. ("Western"). The value of the Common Shares has been included in other assets at June 30, 2005 and will be transferred to royalty interest in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit.

4 Restricted cash

Restricted cash consisted of the following at June 30, 2005 (in thousands of US$):

Cash in escrow for the payment of interest on the Debentures (note 6)	$ 2,028
Cash in escrow for the purchase of the BHPB portfolio (note 3)	40
Cash in escrow for the purchase of the David Fawcett royalties (note 3)	255
	2,323
Less long-term portion included in other assets	(685)
	$ 1,638

5 Other assets

Other assets consisted of the following at June 30, 2005 (in thousands of US$):

Cash in escrow for the payment of interest on the Debentures (note 6)	$ 685
Deferred amounts related to pending royalty acquisitions (note 3)	827
Financing costs related to issuance of the Debentures, net of amortization of $67 (note 6)	1,579
	$ 3,091

6 Senior secured debentures

On February 22, 2005, the Company completed a "Unit Offering" for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% senior secured debentures (the "Debentures") due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are secured by a general security agreement over all of the assets of the Company relating to the Voisey's Bay Royalty.

Interest on the Debentures is payable semi-annually, with the first payment due on August 31, 2005, and principal due at maturity. Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account. The value of the Common Shares issued of $4.9 million has been recorded as a discount to the Debentures and will be amortized over the life of the Debentures using the effective yield method.

The Company's contractual obligations for future principal payments under the terms of the Debentures are summarized as follows:

Year *($ in thousands)*[(1)]	
2005	$ -
2006	-
2007	-
2008	-
2009	-
Thereafter	24,426
Total	$24,426

(1) The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.2282.

7 Shareholders' equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	**Shares**	**Amount**
Balance at December 31, 2004	5,849,433	$ 2,058
Exercise of initial financing special warrants	2,550,000	1,319
Exercise of compensation special warrants	308,000	159
Shares issued in connection with the IPO (net of issuance costs)	34,883,721	114,719
Shares issued in connection with the Unit Offering (net of issuance costs)	1,395,360	4,588
Shares issued for the purchase of royalty interests in mineral properties (net of issuance costs)	8,896,895	31,015
Shares issued for services	2,249	8
Issuance of over-allotment shares	2,906,977	9,560
Shares issued into escrow	218,023	760
Balance at June 30, 2005	57,010,658	$164,186

Activity in special warrants:

(in thousands of US$)	**Special Warrants**	**Amount**
Balance at December 31, 2004	2,858,000	$ 1,478
Exercise of initial financing special warrants	(2,550,000)	(1,319)
Exercise of compensation special warrants	(308,000)	(159)
Balance at June 30, 2005	-	$ -

Activity in warrants and stock options was as follows:

(in thousands of US$)	**Warrants and stock options**	**Amount**
Balance at December 31, 2004	1,940,568	$ 80
Stock options issued	3,000,000	4,867
Balance at June 30, 2005	4,940,568	$4,947

Initial public offering

On February 22, 2005, the Company completed its IPO of 37,790,698 (including the agents' exercise of the over-allotment option on March 4, 2005) Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162.5 million. Gross proceeds received from the IPO and the Unit Offering, and use of proceeds are outlined as follows:

(in thousands of US$)	**CA$**	**US$**
Gross proceeds from the IPO	$ 162,500	$ 131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents' commission and estimated expenses of offering	(16,332)	(13,178)
	176,168	142,802
Acquisition of Archean [(1) (2)]	(153,024)	(124,056)
Funds deposited in escrow	(2,475)	(2,006)
Net proceeds to the Company	$ 20,669	$ 16,740

[(1)]See note 3 "Royalty interests in mineral properties".

[(2)]Includes costs of acquisition.

Stock options

During the six months ended June 30, 2005, the Company issued 3,000,000 stock options to its directors, officers and employees. The stock options were at a weighted average exercise price of CA$4.33 per share and were vested immediately at the time of issuance.

The Company uses the fair value based method of accounting for all stock-based compensation awards. The fair value of the stock options has been estimated at $4,867,000 using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate	3.6%
Expected dividend yield	0.0%
Expected price volatility of the Company's common shares	60%
Expected life of the option	3.5 years
Weighted average fair value per stock option	$1.62

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

8 Supplemental disclosure of cash flow information

(in thousands of US$)	**June 30, 2005**
Future income taxes in royalty interest in mineral properties (note 9)	$77,954
Future income tax benefit relating to issuance costs included in common shares (note 9)	(3,877)
Shares issued for the acquisition of royalty interests in mineral properties and for services	31,022
Shares issued to escrow	760

9 Future income tax adjustment

The Company has recorded an adjustment to the purchase price of the Archean acquisition (Voisey's Bay Royalty) and the Hunter Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes. These adjustments will have no impact on either past or future cash flows of the Company. Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company's tax net operating losses, and certain expenses of the IPO and the Unit Offering. Details of the balance in future income taxes at June 30, 2005 is as follows:

(in thousands of US$)	
Adjustment to royalty interest in mineral properties	$77,954
Adjustment to common shares to reflect the tax deductibility of expenses of the offering	(3,877)
Future income tax expense	82
	$74,159

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of financial position and results of operations of International Royalty Corporation (the "Company" or "IRC") has been prepared based on information available to the Company as of August 12, 2005 and should be read in conjunction with the Company's consolidated financial statements and related notes thereto as of and for the six months ended June 30, 2005, and in conjunction with the MD&A for the year ended December 31, 2004. All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company's annual information form is available on SEDAR at www.sedar.com

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

This document contains certain forward looking statements. These statements relate to future events or future performance and reflect management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", "target" or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in various factors, which may cause actual results to differ materially from any forward-looking statement. Although the forward-looking statements contained in this management discussion and analysis are based upon what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this document, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

SUMMARY OF QUARTERLY INFORMATION:

($ thousands, except per share data)	**Three Months Ended June 30,**		**Six Months Ended June 30,**	
	2005	**2004**	**2005**	**2004**
Statement of Operations				
Royalty revenues	$107	$102	$205	$188
Amortization of royalty interest in mineral properties	$95	$82	$182	$150
Gross profit from royalties	$12	$20	$23	$38
General and administrative	$677	$128	$1,089	$252
Net loss	$(989)	$(110)	$(6,606)	$(312)
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.15)	$(0.04)
Statement of Cash Flows				
Cash provided from (used in) operating activities	$(592)	$(52)	$(844)	$(69)

	June 30, 2005	**December 31, 2004**
Balance Sheet		
Total assets	$256,394	$3,502
Shareholders' Equity	$161,895	$2,758

FINANCIAL PERFORMANCE

Overall

The Company's profile changed dramatically during the first half of 2005 with the successful completion of its initial public offering ("IPO") on February 22, 2005, raising gross proceeds of CA$162,500,000 on the sale of 37,790,698 common shares of the Company ("Common Shares"). The Company also raised an additional CA$30,000,000 in gross proceeds through the sale of units (the "Unit Offering"), consisting of 1,395,360 Common Shares and CA$30,000,000 in senior secured debentures. The proceeds were used for the indirect acquisition of the Voisey's Bay royalty and other royalties as further described in the Company's consolidated financial statements for the six months ended June 30, 2005.

During 2004, all of IRC's executives and employees were on a part-time basis and/or were paid reduced salaries in order to preserve our cash resources. In addition, IRC's directors were paid no fees during 2004 and professional fees were kept to a minimum. With the completion of the IPO, all current employees are now being paid their stated salaries, and additional employees have been hired to accommodate the increased demands of a public company, and to assist the Company in the identification, assessment and acquisition of new royalty opportunities. We have added new directors, and have begun to pay our outside directors fees comparable to those of companies similar to IRC. Professional fees, filing and listing fees, printing and mailing costs, insurance, and other costs associated with being a public company have increased as a result of our IPO. In addition, the Company's larger cash position and senior secured debentures have resulted in an increase in interest income and interest expense during 2005 compared to prior periods.

Quarter ended June 30, 2005 compared to the quarter ended June 30, 2004

Loss before income taxes for the quarter ended June 30, 2005 was $1,298,000 or $0.02 per share compared to a loss of $110,000 or $0.01 per share for the quarter ended June 30, 2004. During April and June of 2005, IRC issued 150,000 stock options to its officers and employees, resulting in a charge of $216,000 to stock-based compensation expense during the quarter. There were no charges for stock-based compensation in the quarter ended June 30, 2004. General and administrative expenses increased by $549,000 to $677,000 during the quarter ended June 30, 2005, compared to the quarter ended June 30, 2004. Legal, accounting and other professional fees accounted for $149,000 of the increase, as the company required assistance with its ongoing fling and compliance requirements, and also with the implementation of its shareholders' rights plan. Salaries and benefits increased by $169,000 to $255,000 due to the full time salaries and larger staff as described above. The Company had its first annual meeting during the quarter ended June 30, 2005, resulting in an increase in travel and entertainment costs of approximately $50,000, and printing costs of $21,000. Other general and administrative increases during the period included directors' fees, $18,000; insurance expense, $34,000; investor relations $29,000; listing, filing and transfer fees of $23,000 and; general office costs of approximately $21,000. In 2005, IRC incurred $523,000 of interest expense during the quarter related to the senior secured debentures, and also earned $112,000 of interest income from investment of excess cash and escrowed cash compared to $nil in the previous year.

Six months ended June 30, 2005 compared to the six months ended June 30, 2004

Loss before income taxes for the six months ended June 30, 2005 was $6,524,000 or $0.15 per share compared to a loss of $312,000 or $0.04 per share for the six months ended June 30, 2004. During 2005, IRC issued 3,000,000 stock options to its directors, officers and employees, resulting in a charge of $4,867,000 to stock-based compensation expense during the period, compared to $92,000 for the six months ended June 30, 2004. General and administrative expenses increased by $837,000 to $1,089,000 during the six months ended June 30, 2005, compared to the same period in 2004. Legal, accounting and other professional fees accounted for $273,000 of the increase, as the company required assistance with its ongoing filing and compliance requirements, and also with the implementation of its shareholders' rights plan. Salaries increased by $251,000 also due to the full time salaries and larger staff previously described.

The Company had its first annual meeting during the period ended June 30, 2005, contributing to an increase in travel and entertainment costs of approximately $55,000, and printing costs of $20,000. Other increases included directors' fees, $34,000; insurance expense, $50,000; investor relations $48,000; listing, filing and transfer fees of $34,000 and; general office costs of approximately $31,000. The Company incurred $730,000 of interest expense during the period related to the senior secured debentures, and also earned $152,000 of interest income from investment of excess cash and escrowed cash compared to $nil in the previous year.

Revenue and operations

During the quarter ended June 30, 2005, royalty revenues increased to $107,000 from $102,000 in the same quarter of 2004, due to an increase in the average price of gold from $393 in 2004 to $427 in 2005.

During the six months ended June 30, 2005, royalty revenues increased to $205,000 from $188,000 during the same period in 2004, partially due to an increase in ounces produced at the Williams mine during the period and also due to an increase in the average price of gold from $401 in 2004 to $427 in 2005.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying the property. At December 31, 2004, the Williams mine operator adjusted the estimated reserves of the mine downward by approximately 18% from its previous estimate. This will result in an increased rate of amortization over the remaining life of the Williams mine royalty and a corresponding reduction in gross profit from the royalty. Amortization on mineral properties increased from $82,000 for the quarter ended June 30, 2004 to $95,000 for the quarter ended June 30, 2005. For the six months ended June 30, 2005, amortization was $182,000 compared to $150,000 during the same period in 2004. These increases were primarily due to the increased rate of amortization described above and also due to the increase in ounces produced at the Williams mine during 2005.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash used in operating activities, before changes to non-cash working capital items was $843,000 during the quarter ended June 30, 2005 compared to $23,000 during the quarter ended June 30, 2004. Cash general and administrative expenses increased by $547,000 during 2005, due to the increased costs described above. Cash interest expense was $332,000 and the Company also had a realized cash foreign currency loss of $8,000 compared to gain of $1,000 in the 2004 period. Business development expenses were $49,000 during the quarter ended June 30, 2005, compared to $nil in the same period a year ago. These decreases were offset by interest income of $112,000 and increased royalty revenues of $5,000.

Cash used in operating activities, before changes to non-cash working capital items was $1,270,000 during the six months ended June 30, 2005 compared to $65,000 during the same period in 2004. Cash general and administrative expenses increased by $835,000 during 2005, due to the increased costs previously described. Cash interest expense was $467,000 during 2005 and $nil in 2004. The Company had a realized cash foreign currency loss of $14,000 compared to loss of $3,000 in the 2004 period. Business development expenses were $61,000 during the six months ended June 30, 2005, compared to $nil in the same period a year ago. These decreases were offset by interest income of $152,000 and increased royalty revenues of $17,000.

Investing Activities

During the six months ended June 30, 2005, IRC acquired the Voisey's Bay royalty for cash consideration of $124.1 million, and additional royalty portfolios from John Livermore, Hecla Mining Company, the Hunter Exploration Group and BHP Billiton Worldwide Exploration Inc. for total cash consideration of $1.1 million. IRC also invested a total of $2.3 million into restricted cash during the period, including $2.0

million into an interest escrow for the senior secured debentures and $0.3 million in escrow for the completion of a pending royalty acquisition.

Financing Activities

On February 22, 2005, the Company completed its IPO of 37,790,698 (including the exercise of the over-allotment option on March 4, 2005) Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162,500,000. Coincident with the IPO, the Company also completed a "Unit Offering" for gross proceeds of CA$30,000,000. The Unit Offering consisted of CA$30,000,000 of 5.5% senior secured debentures (the "Debentures") due February 22, 2011 and 1,395,360 Common Shares. Gross proceeds received are summarized as follows:

($ in thousands)	**CA$**	**US$**
Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents' commission and estimated expenses of offering	(16,332)	(13,178)
Net proceeds	**176,168**	**142,802**

Cash Resources and Liquidity

The Company had a cash position of $15.4 million at June 30, 2005 and working capital of $16.5 million, an increase of $14.6 million and $16.4 million respectively from December 31, 2004. The large increase during the year is a result of the Company's completion of its IPO and the Unit Offering during the period, reduced by expenditures for the acquisition of the mineral royalties described above.

The Company's near-term cash requirements are limited to general and administrative, and business development expenses. As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures. Royalty acquisitions are discretionary in nature and will be consummated through the use of cash, as available, or through the issuance of Common Shares.

The Company believes that the funds raised from the IPO and the Unit Offering will be sufficient to cover the cost of general and administrative expenses for at least the next two years. In addition, the Company will continue to receive royalty income from the Williams Royalty during the remainder of 2005 and future years. With the commencement of the Voisey's Bay mine and the corresponding revenue to be received from the Voisey's Bay Royalty, anticipated in early 2006, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future.

The Company's contractual obligations for future payments are summarized as follows:

($ in thousands) **Year**	**Minimum Lease Obligations**	**Debenture Principal Obligations** [1]	**Total Contractual Obligations**
2005	$ 8	$ -	$ 8
2006	46	-	46
2007	48	-	48
2008	51	-	51
2009	52	-	52
Thereafter	45	24,426	24,471
Total	$250	$24,426	$24,676

(1) The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.2282.

Financial Position

The Company has recorded an adjustment to the purchase price of the Archean acquisition (Voisey's Bay Royalty) and its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes. This adjustment will have no impact on either past or future cash flows of the Company. Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company's tax net operating losses, and certain expenses of the IPO and the Unit Offering. Details of the balance in future income taxes at June 30, 2005 is as follows:

(in thousands of $)	
Adjustment to royalty interest in mineral properties	$77,954
Adjustment to common shares to reflect the tax deductibility of expenses of the offering	(3,877)
Future income tax expense realized since acquisition	82
	$74,159

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to the underlying royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties. The estimated fair values of stock options require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In practice, management has used a rolling average of royalty receipts to estimate future receipts. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known. In some instances (i.e. a new operation), the Company will not have access to sufficient current or historical information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate and will generally be recorded on a cash basis until sufficient history is available to make a reasonable estimate.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production and development-stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using only proven and probable

reserves. Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063 "Impairment of Long-lived Assets", which the Company adopted effective January 1, 2004. The adoption of this standard had no impact on the comparative consolidated financial statements.

Stock-Based Compensation

Stock-based compensation is accounted for in accordance with the requirements of CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" whereby the fair value of awards to both employees and non-employees are recognized as an expense. Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and warrants.

NEW ACCOUNTING GUIDANCE AND SIGNIFICANT ACCOUNTING POLICIES

Variable Interest Entities

The Company has adopted Accounting Guideline 15 "Consolidation of Variable Interest Entities (VIE)" effective January 1, 2005, whereby the guideline requires the consolidation of VIE's by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Deferred financing charges

Financing costs related to the issuance of the Debentures are deferred and amortized over the six year term of the related debt using the effective yield method.

Senior Secured Debentures

Proceeds from the Unit Offering were allocated into debt and equity components based upon their respective fair market values. The carrying value of the Debentures is being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

NEW ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (new assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has not yet determined when it will adopt this standard. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company's financial statements.

Equity

CICA Handbook Section 3251 – Equity, replaces Section 3250 – Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has not yet determined when it will adopt this standard. Financial statements of prior periods are required to be restated for certain specified items. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company's financial statements. The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

OUTLOOK

The Company does not anticipate any significant changes in its operating results during the remainder of 2005, with the exception of the increase in general and administrative expenses as previously described.

Until the commencement of operations at the Voisey's Bay mine, expected in early 2006, the Company does not anticipate significant changes in royalty revenue. Because the Company acquired the shares of Archean instead of a direct interest in the Voisey's Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company's current tax liability once payments from the Voisey's Bay Royalty begin. Fluctuations in gold prices and in production output from the Williams Mine will continue to have an impact on the Company's royalty revenues in 2005.

The Company's Debentures are denominated in Canadian dollars. In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts. All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests. The interest income from those investments will be offset by interest expense on the Debentures.

OUTSTANDING SHARE DATA

As of August 12, 2005, there were 57,010,658 Common Shares outstanding. In addition there were 3,000,000 director and employee stock options with exercise prices ranging between CA$3.67 and $4.80 per share. There were also 1,500,000 warrants outstanding, allowing the holders to purchase Common Shares at CA$3.00 per share and 440,000 warrants outstanding which allow the holders to purchase Common Shares at CA$0.80 per share. All warrants expire on February 22, 2007.

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company's royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results. There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey's Bay Royalty

The Company's valuation is presently heavily weighted with the value of the Voisey's Bay Royalty. The Voisey's Bay Royalty is very material to the Company's ability to generate revenue. Therefore, the risk associated with the Company's valuation is heightened in the event that the Voisey's Bay property is not developed and placed into operation according to the currently proposed plan.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized. The ore actually recovered may differ from the estimated grades of the reserves and resources. Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a) mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b) increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource;

(c) the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources;

(d) declines in the market prices of metals may render the mining of some or all of the reserves uneconomic;

(e) unexpected penalties may be imposed by smelters or refiners; and

(f) the metallurgy may turn out differently than that anticipated.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Ray W. Jenner, Chief Financial Officer of International Royalty Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of International Royalty Corporation (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 12th day of August, 2005.

Ray W. Jenner
Chief Financial Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Douglas B. Silver, Chief Executive Officer of International Royalty Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of International Royalty Corporation (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 12th day of August, 2005.

Douglas B. Silver
Chief Executive Officer


RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

International Royalty Corporation

Consolidated Financial Statements
For the three months ended March 31, 2005 and 2004
(unaudited, expressed in U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	March 31, 2005	December 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 16,904	$ 811
Restricted cash (note 4)	2,228	-
Royalty receivable	99	97
Prepaid expenses and other current assets	172	1
	19,403	909
Royalty interests in mineral properties (note 3)	156,680	1,747
Furniture and equipment	6	6
Other assets (note 5)	3,810	840
	$179,899	$3,502
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 963	$ 744
Senior secured debentures (note 6)	19,850	-
Shareholders' Equity (note 7)		
Common shares		
Authorized		
Unlimited common shares without par value		
Issued		
57,010,658 (2004 – 5,849,433) common shares	160,439	2,058
Special warrants	-	1,478
Warrants and options	4,731	80
Deficit	(6,084)	(858)
	159,086	2,758
	$179,899	$3,502

Nature of business and basis of presentation (note 1)

Subsequent events (note 9)

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Operations and Deficits

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended March 31,	
	2005	2004
Royalty revenues	$ 98	$ 86
Expenses		
Amortization	87	68
General and administrative	424	124
Stock-based compensation expense (note 7)	4,651	92
	5,162	284
Loss from operations	(5,064)	(198)
Other income (expense)		
Foreign currency gain (loss)	5	(4)
Interest expense	(207)	-
Interest income	40	-
	(162)	(4)
Loss for the period	(5,226)	(202)
Deficit at beginning of period	(858)	(213)
Deficit at end of period	$(6,084)	$(415)
Basic and diluted loss per share	$ (0.18)	$(0.02)
Basic and diluted weighted average shares outstanding	28,674,755	8,308,000

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended March 31,	
	2005	2004
Cash flows from operating activities		
Loss for the period	$ (5,226)	$ (202)
Items not affecting cash		
Depreciation and amortization	87	69
Amortization of deferred debenture costs	72	-
Non-cash foreign currency loss	295	-
Stock-based compensation expense	4,651	92
	(121)	(41)
(Increase) decrease in royalty receivable	(2)	21
(Increase) decrease in prepaid expenses and other current assets	(171)	1
Increase in other assets	(5)	-
Increase in accounts payable and accrued liabilities	353	2
	54	(17)
Cash flows from investing activities		
Acquisition of royalty interests in mineral properties	(124,425)	-
Deferred charges related to royalty acquisitions	(179)	-
Investment in restricted cash	(2,875)	-
	(127,479)	-
Cash flows from financing activities		
Proceeds from issuance of common shares	121,148	-
Proceeds from unit offering	22,370	-
	143,518	-
Increase (decrease) in cash and cash equivalents	16,093	(17)
Cash and cash equivalents - beginning of period	811	204
Cash and cash equivalents - end of period	$ 16,904	$ 187

Supplemental cash flow information (note 8)

See accompanying notes to the consolidated financial statements.

1 Nature of business and basis of presentation

International Royalty Corporation ("IRC" or the "Company") was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the *Canada Business Corporations Act* on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalies.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included.

The information contained in these interim consolidated financial statements for the three months ended March 31, 2004 has not been audited or reviewed by the Company's independent auditor.

2 New Accounting guidance and significant accounting policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004, with the exception of the following:

Variable Interest Entities

The Company has adopted Accounting Guideline 15 "Consolidation of Variable Interest Entities (VIE)" effective January 1, 2005, whereby the guideline requires the consolidation of VIE's by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Deferred financing charges

Financing costs related to the issuance of senior secured debentures are deferred and amortized over the six year term of the related debt using the effective yield method.

Senior Secured Debentures

The carrying value of the Senior Secured Debentures are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

3 Royalty interests in mineral properties

(in thousands of US$)	Net Balance at December 31, 2004	Acquisitions	Amortization	Net Balance March 31, 2005
Production stage:				
Williams Mine	$1,747	$ -	$(87)	$ 1,660
Development stage:				
Voisey's Bay Royalty [b]	-	149,837	-	149,837
Exploration stage:				
Aviat One [d]	-	1,467	-	1,467
Pinson [a]	-	512	-	512
Other [a] [b] [c] [d]	-	3,204	-	3,204
	-	5,183	-	5,183
	$1,747	$155,020	$(87)	$156,680

[a] On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000.

[b] On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the common shares of Archean Resources Ltd. ("Archean"), which owns 90% of a 3% net smelter return royalty on the Voisey's Bay property, located in northern Labrador, Canada. Total consideration paid was CA$184.3 million, consisting of CA$152.5 million in cash and 7,395,349 common shares of the Company ("Common Shares"), valued at the Company's initial public offering ("IPO") price of CA$4.30 per Common Share. In accordance with EIC-124, "Definition of a Business", the transaction has been accounted for as the acquisition of an asset and the full cost of the transaction has been allocated to the Voisey's Bay Royalty.

[c] On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests. Total consideration paid was $550,000 in Common Shares valued at the IPO offering price of CA$4.30.

[d] On February 22, 2005, the Company acquired from the Hunter Exploration Group a portfolio of 17 gross override royalty interests in approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities. Total consideration paid was CA$5 million in Common Shares valued at CA$4.30, the offering price of the IPO.

Pending royalty acquisitions

BHPB portfolio

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. ("BHPB") (as superseded by a definitive agreement dated as of March 18, 2005) to

acquire a mineral portfolio of 22 royalty interests for total consideration of $605,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO, CA$4.30. On March 30, 2005, the Common Shares were issued and placed into escrow pending the close of the transaction. The value of the Common Shares has been included in other assets at March 31, 2005 and will be transferred to royalty interest in mineral properties upon closing of the transaction.

David Fawcett

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. ("Western"). The value of the Common Shares has been included in other assets at March 31, 2005 and will be transferred to royalty interest in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit.

4 Restricted cash

Restricted cash consisted of the following at March 31, 2005 (in thousands of US$):

Cash in escrow for the payment of interest on the Debentures (note 6)	$ 2,034
Cash in escrow for the purchase of the BHPB portfolio (note 3)	615
Cash in escrow for the purchase of the David Fawcett royalties (note 3)	257
	2,906
Less long-term portion included in other assets	(678)
	$ 2,228

5 Other assets

Other assets consisted of the following at March 31, 2005 (in thousands of US$):

Cash in escrow for the payment of interest on the Debentures (note 6)	$ 678
Deferred amounts related to pending royalty acquisitions (note 3)	1,518
Financing costs related to issuance of the Debentures, net of amortization of $18 (note 6)	1,614
	$ 3,810

6 Senior secured debentures

On February 22, 2005, the Company completed a "Unit Offering" for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% senior secured debentures (the "Debentures") due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are secured by a general security agreement over all of the assets of the Company relating to the Voisey's Bay Royalty.

Interest on the Debentures is payable semi-annually, with the first payment due on August 31, 2005, and principal due at maturity. Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account. The value of the Common Shares issued of $4.9 million has been recorded as a discount to the Debentures and will be amortized over the life of the Debentures using the effective yield method.

The Company's contractual obligations for future payments under the terms of the Debentures are summarized as follows:

Year *($ in thousands)*[1]	
2005	$ 679 [2]
2006	1,358 [2]
2007	1,358
2008	1,358
2009	1,358
Thereafter	26,720
Total	$32,831

(1) The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.2153.

(2) Under the terms of the Debentures, the first three semi-annual payments were placed in escrow at the time of closing.

7 Shareholders' equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	**Shares**	**Amount**
Balance at December 31, 2004	5,849,433	$ 2,058
Exercise of initial financing special warrants	2,550,000	1,319
Exercise of compensation special warrants	308,000	159
Shares issued in connection with the IPO	34,883,721	111,383
Shares issued in connection with the Unit Offering	1,395,360	4,455
Shares issued for the purchase of royalty interests in mineral properties	8,716,706	30,387
Shares issued for services	2,249	8
Issuance of over-allotment shares	2,906,977	9,282
Shares issued into escrow	398,212	1,388
Balance at March 31, 2005	57,010,658	$160,439

Activity in special warrants:

(in thousands of US$)	Special Warrants	Amount
Balance at December 31, 2004	2,858,000	$ 1,478
Exercise of initial financing special warrants	(2,550,000)	(1,319)
Exercise of compensation special warrants	(308,000)	(159)
Balance at March 31, 2005	-	$ -

Activity in warrants and stock options was as follows:

(in thousands of US$)	Warrants and stock options	Amount
Balance at December 31, 2004	1,940,568	$ 80
Stock options issued	2,850,000	4,651
Balance at March 31, 2005	4,790,568	$4,731

Initial public offering

On February 22, 2005, the Company completed its IPO of 37,790,698 (including the agents' exercise of the over-allotment option on March 4, 2005) Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162.5 million. Gross proceeds received from the IPO and the Unit Offering, and use of proceeds are outlined as follows:

(in thousands of US$)	CA$	US$
Gross proceeds from the IPO	$ 162,500	$ 131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents' commission and expenses of offering	(16,155)	(13,034)
	176,345	142,946
Acquisition of Archean [1] [2]	(153,024)	(124,056)
Funds deposited in escrow	(2,475)	(2,006)
Net proceeds to the Company	$ 20,846	$ 16,884

(1) See note 3 "Royalty Interests in Mineral Properties".

(2) Includes costs of acquisition.

Stock options

During the quarter ended March 31, 2005, the Company issued 2,850,000 stock options to its directors, officers and employees. The stock options were at a weighted average exercise price of CA$4.35 per share and were vested immediately at the time of issuance.

The Company uses the fair value based method of accounting for all stock-based compensation awards. The fair value of the stock options has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate	3.6%
Expected dividend yield	0.0%
Expected price volatility of the Company's common shares	60%
Expected life of the option	3.5 years
Weighted average fair value per stock option	$1.63

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

8 Supplemental disclosure of cash flow information

(in thousands of US$)	**March 31, 2005**
Shares issued for the acquisition of royalty interests in mineral properties and for services	$30,394
Shares issued to escrow	1,388

9 Subsequent event

On April 19, 2005, the Company completed the purchase of 14 royalties from BHPB (see note 3) for 180,189 Common Shares and $65,000. The shares are subject to a four month hold period expiring August 19, 2005. An additional 5 royalties were closed on May 2, 2005 for consideration of $510,000. The acquisition of the three remaining royalties for $30,000 is expected to be completed in the near future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of financial position and results of operations of International Royalty Corporation (the "Company" or "IRC") has been prepared based on information available to the Company as of May 9, 2005 and should be read in conjunction with the Company's consolidated financial statements and related notes thereto as of and for the three months ended March 31, 2005, and in conjunction with the MD&A for the year ended December 31, 2004. All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company's annual information form is available on SEDAR at www.sedar.com

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

This document contains certain forward looking statements. These statements relate to future events or future performance and reflect management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", "target" or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in various factors, which may cause actual results to differ materially from any forward-looking statement. Although the forward-looking statements contained in this management discussion and analysis are based upon what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this document, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

SUMMARY OF QUARTERLY INFORMATION:

($ thousands, except per share data)	Three months ended	
	March 31, 2005	**March 31, 2004**
Statement of Operations		
Royalty revenues	$98	$86
Amortization of royalty interest in mineral properties	$87	$68
Gross profit from royalties	$11	$18
General and administrative	$424	$124
Net loss	$(5,226)	$(202)
Basic and diluted loss per share	$(0.18)	$(0.02)
Statement of Cash Flows		
Cash provided from (used in) operating activities	$54	$(17)

	March 31, 2005	**December 31, 2004**
Balance Sheet		
Total assets	$179,899	$3,502
Shareholders' Equity	$159,086	$2,758

FINANCIAL PERFORMANCE

Overall

The Company's profile changed dramatically during the first quarter of 2005 with the successful completion of its initial public offering ("IPO") on February 22, 2005, raising gross proceeds of CA$162,500,000 on the sale of 37,790,698 common shares of the Company ("Common Shares"). The Company also raised an additional CA$30,000,000 in gross proceeds through the sale of a unit offering (the "Unit Offering"), consisting of 1,395,360 Common Shares and CA$30,000,000 in senior secured debentures. The proceeds were used for the indirect acquisition of the Voisey's Bay royalty and other royalties as further described in the Company's consolidated financial statements for the three months ended March 31, 2005.

During the first quarter of 2004, all of IRC's executives and employees were on a part-time basis and/or were paid reduced salaries in order to preserve our cash resources. In addition, IRC's directors were paid no fees during 2004 and professional fees were kept to a minimum. With the completion of the IPO, all current employees are now being paid their stated salaries, and additional employees have been hired to accommodate the increased demands of a public company, and to assist the Company in the identification, assessment and acquisition of new royalty opportunities. We have added new directors, and have begun to pay our outside directors fees comparable to those of companies similar to IRC. Professional fees, filing and listing fees, printing and reproduction costs, insurance, and other costs associated with a public company have all increased as a result of our IPO. In addition, the Company's larger cash position and senior secured debentures will result in increased interest income and expense to the Company in the future.

The net loss for the three months ended March 31, 2005 was $5,226,000 or $0.18 per share compared to a loss of $202,000 or $0.02 per share for the three months ended March 31, 2004. During February and March 2005, IRC issued 2,850,000 stock options to its directors, officers and employees, resulting in a charge of $4,651,000 to stock-based compensation expense during the quarter, compared to $92,000 during the same period in 2004. General and administrative expenses increased by $300,000 during the three months ended March 31, 2005, compared to the three months ended March 31, 2004. Legal fees accounted for $117,000 of the increase, as the company required assistance with its ongoing filing and compliance requirements, and also the implementation of its shareholders' rights plan. Salaries increased by $82,000 due to the full time salaries and larger staff as described above. Other increases included directors' fees, $16,000; Insurance expense, $16,000; investor relations $19,000; accounting and other professional fees, $21,000 and; listing and transfer fees of $10,000. The Company incurred $207,000 of interest expense during the quarter related to the senior secured debentures, and also had $40,000 of interest income investment of excess cash and escrowed cash compared to nil in the previous year.

Revenue and operations

During the three months ended March 31, 2005, royalty revenues increased to $98,000 from $86,000, partially due to an increase in the estimated ounces produced at the Williams mine during the quarter and also due to an increase in the average price of gold from $408 in 2004 to $427 in 2005.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying the property. At December 31, 2004, the Williams mine operator adjusted the estimated reserves of the mine downward by approximately 18% from its previous estimate. This will result in an increased rate of amortization over the remaining life of the Williams mine royalty and a corresponding reduction in gross profit from the royalty. Amortization on mineral properties increased from $68,000 in the three months ended March 31, 2004 to $87,000 for the three months ended March 31, 2005. This was primarily due to the increased rate of amortization described above and also due to the increase in the estimated ounces produced at the Williams mine.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash used in operating activities, before changes to non-cash working capital items was $121,000 during the three months ended March 31, 2005 compared to $41,000 during the three months ended March 31, 2004. Increase in the uses of cash related to the increase in general and administrative expenses of $300,000 during 2005 and interest payable of $135,000. These decreases were offset by a foreign currency gain of $300,000, interest income of $40,000 and increased royalty revenues of $12,000.

Investing Activities

During the first quarter of 2005, IRC acquired the Voisey's Bay royalty for $149.8 million, and additional royalty portfolios from John Livermore, Hecla Mining Company and the Hunter Exploration Group for total consideration of $5.2 million. IRC also invested a total of $2.9 million into restricted cash during the quarter, including $2.0 million into an interest escrow for the senior secured debentures and $0.9 million in escrow for the completion of pending royalty acquisitions.

Financing Activities

On February 22, 2005, the Company completed its IPO of 37,790,698 (including the exercise of the over-allotment option on March 4, 2005) Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162,500,000. Coincident with the IPO, the Company also sold a "Unit Offering" for gross proceeds of CA$30,000,000. The Unit Offering consisted of CA$30,000,000 of 5.5% senior secured debentures (the "Debentures") due February 22, 2011 and 1,395,360 Common Shares. Gross proceeds received and estimated uses of proceeds are summarized as follows:

($ in thousands)	CA$	US$
Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents' commission and estimated expenses of offering	(16,155)	(13,034)
Net proceeds	**176,345**	**142,946**

Cash Resources and Liquidity

The Company had a cash position of $16.9 million at March 31, 2005 and working capital of $18.4 million, an increase of $16.0 million and $18.2 million respectively from December 31, 2004. The large increase during the year is a result of the Company's completion of its IPO and the Unit Offering during the quarter, reduced by expenditures for the acquisition of the mineral royalties described above.

The Company's near-term cash requirements are limited to general and administrative expenses. As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures. Royalty acquisitions are discretionary in nature and will be consummated through the use of cash, as available, or through the issuance of Common Shares.

The Company believes that the funds raised from the IPO and the Unit Offering will be sufficient to cover the cost of general and administrative expenses for at least the next two years. In addition, the Company will continue to receive royalty income from the Williams Royalty during the remainder of 2005 and future years. With the commencement of the Voisey's Bay mine and the corresponding revenue to be received from the Voisey's Bay Royalty, anticipated in early 2006, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future.

The Company's contractual obligations for future payments are summarized as follows:

Year	Minimum Lease Obligations	Debenture Principal and Interest Obligations [1]	Total Contractual Obligations
($ in thousands)			
2005	$ 8	$ 679 [2]	$ 687
2006	46	1,358 [2]	1,404
2007	48	1,358	1,406
2008	51	1,358	1,409
2009	52	1,358	1,410
Thereafter	45	26,720	26,765
Total	$250	$32,831	$33,081

(1) The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.2153.

(2) Under the terms of the Debentures, the first three semi-annual payments were placed in escrow at the time of closing.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to the underlying royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties. The estimated fair values of stock options require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate. In practice, management has used a rolling average of royalty receipts to estimate future receipts. Since this is not possible with a new operation, the Company will generally record revenues on a cash basis for these operations until sufficient history is available to make a reasonable estimate. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known. For the periods ended December 31, 2003 and December 31, 2004, the Company used actual amounts received to record royalty revenue.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production and development-stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using only proven and probable reserves. Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063 "Impairment of Long-lived Assets", which the Company adopted effective January 1, 2004. The adoption of this standard had no impact on the comparative consolidated financial statements.

Stock-Based Compensation

Effective January 1, 2004, the Company has adopted the requirements of CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" whereby the fair value of awards to both employees and non-employees are recognized as an expense. Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and warrants.

NEW ACCOUNTING GUIDANCE AND SIGNIFICANT ACCOUNTING POLICIES

Variable Interest Entities

The Company has adopted Accounting Guideline 15 "Consolidation of Variable Interest Entities (VIE)" effective January 1, 2005, whereby the guideline requires the consolidation of VIE's by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Deferred financing charges

Financing costs related to the issuance of senior secured debentures are deferred and amortized over the six year term of the related debt using the effective yield method.

Senior Secured Debentures

The carrying value of the Senior Secured Debentures are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

NEW ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (new assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has not yet determined when it will adopt this standard. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company's financial statements. The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

Equity

CICA Handbook Section 3251 – Equity, replaces Section 3250 – Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has not yet determined when it will adopt this standard. Financial statements of prior periods are required to be restated for certain specified items. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company's financial statements. The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

OUTLOOK

The Company does not anticipate any significant changes in its operating results during the remainder of 2005, with the exception of the increase in general and administrative expenses as previously described.

Until the commencement of operations at the Voisey's Bay mine, expected in early 2006, the Company does not anticipate significant changes in royalty revenue. Because the Company acquired the shares of Archean instead of a direct interest in the Voisey's Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company's tax liability once payments from the Voisey's Bay Royalty begin. Fluctuations in gold prices and in production output from the Williams Mine will continue to have an impact on the Company's royalty revenues in 2005.

The excess proceeds from the IPO have been invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests. The interest income from those investments will be offset by interest expense on the Debentures.

OUTSTANDING SHARE DATA

As of May 9, 2005, there were 57,010,658 Common Shares outstanding. In addition there were 2,950,000 director and employee stock options with exercise prices ranging between CA$3.97 and $4.80 per share. There were also 1,500,000 warrants outstanding, allowing the holders to purchase Common Shares at CA$3.00 per share and 440,000 warrants outstanding which allow the holders to purchase Common Shares at CA$0.80 per share. All warrants expire on February 22, 2007.

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company's royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results. There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey's Bay Royalty

The Company's valuation is presently heavily weighted with the value of the Voisey's Bay Royalty. The Voisey's Bay Royalty is very material to the Company's ability to generate revenue. Therefore, the risk associated with the Company's valuation is heightened in the event that the Voisey's Bay property is not developed and placed into operation according to the currently proposed plan.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized. The ore actually recovered may differ from the estimated grades of the reserves and resources. Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a) mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b) increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource;

(c) the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources;

(d) declines in the market prices of metals may render the mining of some or all of the reserves uneconomic;

(e) unexpected penalties may be imposed by smelters or refiners; and

(f) the metallurgy may turn out differently than that anticipated.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Ray W. Jenner, Chief Financial Officer of International Royalty Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of International Royalty Corporation (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 16th day of May, 2005.

"Ray W. Jenner"
Ray W. Jenner
Chief Financial Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Douglas B. Silver, Chief Executive Officer of International Royalty Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of International Royalty Corporation (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 16th day of May, 2005.

"Douglas B. Silver"
Douglas B. Silver
Chief Executive Officer

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com



Nancy Eastman
Direct 416 865 4387
neastman@tor.fasken.com

March 29, 2005
File No. 237461.00001

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Registrar of Companies and Securities, Newfoundland and Labrador
The Toronto Stock Exchange

Dear Sirs/Mesdames:

Re: International Royalty Corporation

As counsel to International Royalty Corporation (the "Corporation"), we wish to advise you of the following dates in connection with the Corporation's Annual and Special Meeting of Shareholders:

Date Of Meeting:	May 26, 2005
Record Date For Notice:	April 25, 2005
Record Date For Voting:	April 25, 2005
Beneficial Ownership Determination Date:	April 25, 2005
Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
Classes or Series of Securities that entitle the holder to vote at the meeting:	Common Shares



Routine Business Only:	No
CUSIP:	460277

Should you require any further information in connection with the foregoing, please call the undersigned.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"Nancy Eastman"

Nancy Eastman

NE/nl

cc: Douglas B. Silver, International Royalty Corporation

INTERNATIONAL ROYALTY CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 26, 2005

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the shareholders of International Royalty Corporation (the "**Company**") will be held at the Gallery Room at the TSX Broadcast and Conference Centre, the Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 26th day of May, 2005, at the hour of 9:00 a.m. (Toronto time) for the following purposes:

1. receiving the Company's audited consolidated financial statements for the financial year ended December 31, 2004 and the auditor's report thereon;
2. appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration;
3. electing directors for the ensuing year;
4. considering, and if thought appropriate, passing, with or without amendment, an ordinary resolution to approve the Shareholder Rights Plan Agreement;
5. considering, and if thought appropriate, passing, with or without amendment, an ordinary resolution to approve an amended and restated Stock Option Plan; and
6. transacting such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Management Information Circular and a form of proxy for the Meeting accompany this notice. A copy of the Company's audited consolidated financial statements for the financial year ended December 31, 2004 and the auditor's report thereon, together with management's discussion and analysis, are contained in the Company's annual report.

Shareholders who are unable to be present in person at the Meeting are requested to sign, date and deliver the accompanying form of proxy to the Company's registrar and transfer agent CIBC Mellon Trust Company, either by using the enclosed return evelope or by mail or hand delivery at 200 Queen's Quay East, Unit 6, Toronto ON M5A 4K9 or by fax at (416) 368-2502 so it is received on or before 9:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

DATED at Toronto, Ontario, this 26th day of April, 2005.

By Order of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

DOUGLAS B. SILVER
Chief Executive Officer

INTERNATIONAL ROYALTY CORPORATION

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of International Royalty Corporation (the ''Corporation'') hereby appoints Douglas B. Silver, Chief Executive Officer, or failing him, Douglas J. Hurst, President, or instead, ______________________________ as nominee of the undersigned, with power of substitution, to attend, act for and vote on behalf of the undersigned at the **Annual and Special Meeting of the shareholders of the Corporation to be held on Thursday, May 26, 2005 and at any adjournment(s) thereof** and without limiting the general authority and power hereby given to such nominee, the common shares represented by this proxy are specifically directed to be voted as indicated on the reverse side of this proxy.

1. **FOR** ☐ **WITHHOLD VOTE** ☐ For the election of directors nominated by management as set forth in the accompanying Management Information Circular.
2. **FOR** ☐ **WITHHOLD VOTE** ☐ For the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation and authorizing the directors of the Corporation to fix their remuneration.
3. **FOR** ☐ **AGAINST** ☐ For the approval of the Shareholder Rights Plan Agreement.
4. **FOR** ☐ **AGAINST** ☐ For the approval of an amended and restated Stock Option Plan.

This proxy will be voted and where a choice is specified, will be voted as directed. **Where no choice is specified, this proxy will confer discretionary authority and will be voted in favour of the matters referred to on the reverse side hereof.**

This proxy also confers discretionary authority to vote in respect of any other matter which may properly come before the meeting and in such manner as such nominee in his judgement may determine.

A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the meeting other than the persons designated in this form of proxy. Such right may be exercised by filling the name of such person in the blank space provided and striking out the names of management's nominees above.

This proxy revokes and supercedes all proxies of any earlier date.

THIS PROXY MUST BE DATED

DATED this _______ day of ______________________________, 2005.

____
Signature of Shareholder

____
Name of Shareholder *(print)*

____
Number of Shares

(See Over)

Notes:

(1) A person appointed as nominee to represent a shareholder need not be a shareholder.

(2) This proxy must be signed and dated by the shareholder or the shareholder's attorney authorized in writing. If a shareholder is a corporation this proxy must be signed under its corporate seal or by an officer or attorney thereof duly authorized.

(3) If this proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

INTERNATIONAL ROYALTY CORPORATION

(the "**Company**")

SUPPLEMENTAL MAILING LIST RETURN CARD

TO: Registered and Non-Registered Shareholders

National Instruments 54-101 and 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Company's supplemental mailing list in order to receive annual and/or quarterly financial statements of the Company, together with its management discussion and analysis ("**MD&A**"). If you wish to receive such statements, please complete and return this form to:

INTERNATIONAL ROYALTY CORPORATION
c/o CIBC Mellon Trust Company
200 Queen's Quay East, Unit 6
Toronto, Ontario
M5A 4K9

☐ I wish to receive the Company's annual financial statements and MD&A.

☐ I wish to receive the Company's interim financial statements and MD&A.

____
PLEASE PRINT NAME OF SHAREHOLDER

____
MAILING ADDRESS

____
CITY/TOWN

____
PROVINCE/STATE POSTAL CODE

I understand that these statements will be mailed to me until the Company's next annual meeting of Shareholders, when a new request will be submitted by me if so desired.

BY SIGNING BELOW, THE UNDERSIGNED HEREBY CERTIFIES TO BE A SHAREHOLDER OF THE COMPANY.

DATE: ____________________________________

SIGNATURE: ____________________________________
SIGNATURE OF SHAREHOLDER


RECEIVED
2006 APR 17 A 7:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

INTERNATIONAL ROYALTY
CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To be held Thursday, May 26, 2005
at 9:00 a.m.

The Gallery Room at the
TSX Broadcast and Conference Centre
The Exchange Tower, 130 King Street West,
Toronto, Ontario

MANAGEMENT INFORMATION CIRCULAR

April 26, 2005

INTERNATIONAL ROYALTY CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 26, 2005

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the shareholders of International Royalty Corporation (the "**Company**") will be held at the Gallery Room at the TSX Broadcast and Conference Centre, the Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 26th day of May, 2005, at the hour of 9:00 a.m. (Toronto time) for the following purposes:

1. receiving the Company's audited consolidated financial statements for the financial year ended December 31, 2004 and the auditor's report thereon;
2. appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration;
3. electing directors for the ensuing year;
4. considering, and if thought appropriate, passing, with or without amendment, an ordinary resolution to approve the Shareholder Rights Plan Agreement;
5. considering, and if thought appropriate, passing, with or without amendment, an ordinary resolution to approve an amended and restated Stock Option Plan; and
6. transacting such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Management Information Circular and a form of proxy for the Meeting accompany this notice. A copy of the Company's audited consolidated financial statements for the financial year ended December 31, 2004 and the auditor's report thereon, together with management's discussion and analysis, are contained in the Company's annual report.

Shareholders who are unable to be present in person at the Meeting are requested to sign, date and deliver the accompanying form of proxy to the Company's registrar and transfer agent CIBC Mellon Trust Company, either by using the enclosed return evelope or by mail or hand delivery at 200 Queen's Quay East, Unit 6, Toronto ON M5A 4K9 or by fax at (416) 368-2502 so it is received on or before 9:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

DATED at Toronto, Ontario, this 26th day of April, 2005.

By Order of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

DOUGLAS B. SILVER
Chief Executive Officer

INTERNATIONAL ROYALTY CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of International Royalty Corporation (the ''**Company**'') to be used at the Annual and Special Meeting of the holders of common shares of the Company (the ''**Common Shares**'') to be held on Thursday, May 26, 2005 at 9:00 a.m. (Toronto time) (the ''**Meeting**'') at the TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario and at any adjournment or adjournments thereof for the purposes set out in the accompanying Notice of Meeting. In addition to solicitation by mail, certain officers, directors and employees of the Company may solicit proxies by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of solicitation by management will be borne directly by the Company. The head office of the Company is located at 10 Inverness Drive East, Suite 104, Englewood, Colorado, U.S.A. The registered office of the Company is located at 66 Wellington Street West, Suite 4200, Toronto, Ontario.

All currency amounts in this Management Information Circular are stated in Canadian dollars, unless otherwise indicated.

VOTING IN PERSON AT THE MEETING

A registered shareholder, or a non-objecting beneficial owner (''**NOBO**'') whose name has been provided to the Company's registrar and transfer agent, CIBC Mellon Trust Company, will appear on a list of shareholders prepared by the registrar transfer agent for purposes of the Meeting. To vote in person at the Meeting each registered shareholder or NOBO will be required to register for the Meeting by identifying themselves at the registration desk. Non-registered beneficial shareholders (other than NOBOs) must appoint themselves as proxyholder to vote in person at the Meeting. Also see ''Non-Registered Holders'' below.

VOTING BY PROXY AT THE MEETING

If a registered shareholder or NOBO cannot attend the Meeting but wishes to vote on the resolutions, the registered shareholder or NOBO should sign, date and deliver the enclosed form of proxy to the Company's registrar and transfer agent, CIBC Mellon Trust Company, either by using the enclosed return evelope or by mail or hand delivery at 200 Queen's Quay East, Unit 6, Toronto ON M5A 4K9 or by fax at (416) 368-2502 so it is received on or before 9:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. **The persons named in the enclosed form of proxy are directors and/or officers of the Company. A shareholder giving a proxy can strike out the names of the nominees printed in the accompanying form of proxy and insert the name of another nominee in the space provided, or the shareholder may complete another form of proxy. A proxy nominee need not be a shareholder of the Company**. A shareholder giving a proxy has the right to attend the Meeting, or appoint someone else to attend as his or her proxy at the Meeting and the proxy submitted earlier can be revoked in the manner described below under ''Revocation of Proxies''.

HOW PROXY WILL BE VOTED

The Common Shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the directions given in the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item must be left blank. **If no choice is specified in the proxy, and the nominee is proposed by management, the nominee will vote the Common Shares represented by the proxy in favour of each item left blank**. The enclosed form of proxy confers discretionary authority upon the persons named in the proxy. The discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy. As at the date of this Management Information Circular, management of the Corporation is not aware of any such amendment or variation or any other matter to come before the Meeting other than those referred to in the accompanying Notice of Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the Common Shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

REVOCATION OF PROXIES

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, by fully executing another form of proxy bearing a later date and duly depositing the same before the specified time, or by written instrument revoking such proxy duly executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of the Company at 66 Wellington Street West, Suite 4200, Toronto, Ontario Attention: Nancy Eastman, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

NON-REGISTERED HOLDERS

In many cases, Common Shares beneficially owned by a holder (a ''**Non-Registered Holder**'') are registered either:

(a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited or ''**CDS**'').

Non-Registered Holders do not appear on the list of shareholders of the Company maintained by the transfer agent.

In accordance with Canadian securities law, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the form of proxy (collectively, the ''**meeting materials**'') to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company to forward the meeting materials to Non-Registered Holders.

Non-Registered Holders, other than NOBOs, will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A. *Voting Instruction Form.* In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

or

B. *Form of Proxy.* Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Company's registrar and transfer agent, CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto Ontario, Canada M5A 4K9, as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend

and vote on the holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who was a director or executive officer of the Company at any time since the beginning of the Company's last financial year has had any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors, the Company's stock option plan or the Company's shareholder rights plan agreement. The only material interest that such officer or director will have in connection with the shareholder rights plan agreement will be the same as all other shareholders on a pro rata basis.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares. As of the date hereof, there are 57,010,658 Common Shares issued and outstanding.

Each holder of Common Shares (each a "**Shareholder**" and, collectively "**Shareholders**") is entitled to one vote for each Common Share. The directors have fixed the close of business on April 25, 2005 as the record date for the Meeting. Accordingly, only Shareholders of record as at the close of business on April 25, 2005 are entitled to receive notice of and to attend and vote at the Meeting except that a transferee of Common Shares acquired after that date shall be entitled to vote at the Meeting if such transferee produces properly endorsed certificates for such Common Shares or otherwise establishes ownership of such Common Shares and has demanded not later than 10 days before the Meeting that the name of such transferee be included on the list of Shareholders entitled to vote at the Meeting.

As at the date of this Management Information Circular, to the knowledge of the directors and officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted at the Meeting:

Name	Number of Common Shares	Percentage of Common Shares Outstanding
CHRISTOPHER VERBISKI	7,325,349	12.8%

ANNUAL BUSINESS

Appointment of Auditors

Management of the Company recommends the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company. PricewaterhouseCoopers LLP were first appointed auditors for the Company in 2004.

Unless authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of Shareholders and authorizing the directors of the Company to fix their remuneration.

Election of Directors

Directors of the Company are elected annually by the Shareholders. The articles of the Company provide for a minimum of three and a maximum of 11 directors. There are currently nine directors of the Company.

Unless authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted FOR the election of the directors specified herein. Management does not contemplate that any of the

proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, it is intended that the discretionary power granted by the accompanying form of proxy shall be used by the persons named therein to vote at their discretion for any other person or persons as directors.

The term of office of all present directors of the Corporation expires at the Meeting. Management has been informed by each nominee that they are willing to stand for election or re-election, as applicable, and serve as a director. The term of office for each proposed director shall expire at the next annual meeting.

The following table sets out the names of the nine persons proposed to be nominated by management for election as directors, their province/state and country of residence, their positions with the Company and the years in which they became directors of the Company. The table includes information furnished by the nominees concerning their principal occupations, employment, the number of Common Shares beneficially owned, directly or indirectly, or controlled or directed as of the date hereof.

Christopher Verbiski, a shareholder of the Company, has the right to nominate two directors for election to the board of directors of the Company (the "**Board**"). Mr. Verbiski has nominated Christopher Daly and Colm St. Roch Seviour.

Name, Province/State and Country of Residence	Position with the Company	Director Since	Principal Occupation	Common Shares Beneficially Owned or Controlled
DOUGLAS B. SILVER[4] ...... Colorado, United States	Director, Chairman and Chief Executive Officer	2003	Chairman and Chief Executive Officer of the Company	1,020,000
DOUGLAS J. HURST[4] .... British Columbia, Canada	Director and President	2003	President of the Company	810,001
GEORGE S. YOUNG[4] .... Colorado, United States	Director and Vice President	2003	Chief Executive Officer of Palladon Ventures Ltd. and Fellows Energy Ltd. (exploration companies) and director of MAG Silver Corp. (an exploration company)	500,000
ROBERT W. SCHAFER[1][2] .... Utah, United States	Director	2003	Vice President, Business Development of Hunter Dickinson, Inc. (a mineral company)	250,000
GORDON J. FRETWELL[3] ..... British Columbia, Canada	Director	2003	Securities lawyer at Gordon J. Fretwell Law Corp. (a law corporation)	400,000
RENE G. CARRIER[1][2][3] ..... British Columbia, Canada	Director	2003	President of Euro American Capital Corporation (a consulting company)	400,000
CHRISTOPHER DALY[1] .... Newfoundland, Canada	Director	2004	Chief Financial Officer of Northstar Exploration Limited (a mineral company)	—
COLM ST. ROCH SEVIOUR[2] .. Newfoundland, Canada	Director	2005	Senior Mining Partner of the law firm of Stewart McKelvey Stirling Scales	—
EDWARD L. MERCALDO[3] .... California, United States	Director	2005	Financial consultant and private investor	295,000

(1) Member of the Audit Committee.

(2) Member of the Management Resources and Compensation Committee.

(3) Member of Corporate Governance Committee.

(4) Member of the Executive Committee.

Additional biographical information regarding the directors and executive officers of the Company for the past five years is provided as follows:

Douglas B. Silver, Director, Chairman and Chief Executive Officer. Mr. Silver has a Bachelor of Arts from the University of Vermont and a Masters of Science in Economic Geology from the University of Arizona and is a certified general appraiser. Mr. Silver has 25 years of experience as an active professional in the minerals industries, having served in a variety of capacities, including exploration geologist, business development specialist, mineral economist, corporate advisor and director of investor relations. Mr. Silver has acknowledged expertise in international mineral appraisals, management consulting and strategic planning research and has served as a strategic advisor to small and large mining companies. Prior to and during the past 15 years Mr. Silver has provided management and mineral economic consulting services through his company Balfour Holdings Inc.

Douglas J. Hurst, Director and President. Mr. Hurst has a Bachelor of Science in geology from McMaster University. Mr. Hurst has over 20 years of experience in the mining industry having acted as a contract geologist, but primarily as a mining analyst since 1987. He worked with McDermid St. Lawrence and Sprott Securities Inc. between 1987 and 1995 and started to consult as a mining analyst through his company, D.S. Hurst Inc. His duties focused on mining stock exchange market related assignments such as assisting companies and dealers with due diligence, research and corporate finance duties, as well as corporate advice to the mining industry. Mr. Hurst has held directorships with three mining companies since 2000 and is currently a director of two public companies.

George S. Young, Director and Vice President. Mr. Young holds a Bachelor of Science in metallurgical engineering and a law degree from the University of Utah. Mr. Young has over 25 years of experience in mining and natural resource financing and development having performed the duties of metallurgical engineer in the construction and start-up of a new copper smelter. He was also general counsel and a member of management of major mining corporations and utilities. Mr. Young has also fulfilled the role of chief executive officer and president of various publicly traded mining companies. From 1984 to 1988, Mr. Young was general counsel and Acting General Manager of the Intermountain Power Agency; from 1988 to 1990, he was general counsel of Bond International Gold, Inc.; from 1998 to 2002 Mr. Young was in the private practice of law, and since that time has been chief executive officer of Palladon Ventures Ltd. and Fellows Energy Ltd. and a director of MAG Silver Corp., all exploration companies.

Robert W. Schafer, Director. Mr. Schafer has a Bachelor of Science and a Masters of Science in geology from Miami University and a Masters of Science in Mineral Economics from the University of Arizona. Mr. Schafer has acknowledged expertise in mineral exploration, managing and supervising exploration budgets and has more than a decade of senior management experience working with some of the world's largest base and precious metal companies. From 1992 to 1996 Mr. Schafer was the U.S. Regional Manager for BHP Minerals Internationals Inc. and from 1996 to 2002 Mr. Schafer was vice-president of Kinross Gold Corporation. From 2002 to 2004, Mr. Schafer was president and chief executive officer of Coniagas Resources Ltd. Since 2005, Mr. Schafer has held the position of Vice President, Business Development of Hunter Dickinson, Inc.

Gordon J. Fretwell, Director. Mr. Fretwell holds a Bachelor of Commerce and Bachelor of Laws from the University of British Columbia. Mr. Fretwell has been practicing law for over 20 years and over the last approximately 15 years has concentrated in the area of corporate and securities law with an emphasis on the mining sector. Mr. Fretwell is currently practicing law at Gordon J. Fretwell Law Corp.

Rene G. Carrier, Director. Mr. Carrier is a former Vice-President of Pacific International Securities Inc. where he had worked for 10 years until 1991. Since that time Mr. Carrier has been President of Euro American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies. Mr. Carrier is an officer and/or director of various public companies involved in the mining sector and is a director of Chartwell Technologies Inc., a software company.

Christopher Daly, Director. Mr. Daly holds a Bachelor of Commerce from Memorial University and holds the professional designation of Certified Management Accountant. Mr. Daly has been the chief financial officer of Archean from 1996 to February 2005. Mr. Daly is currently the chief financial officer of Northstar Exploration Limited.

Colm St. Roch Seviour, Director. Mr. Seviour holds a Bachelor of Arts and a Bachelor of Laws, the latter from Osgoode Hall Law School. He is a senior mining law partner and a member of the Natural Resources and Environmental Law Practice groups of the St. John's office of the Atlantic Provinces firm, Stewart McKelvey Stirling Scales. He has lived and worked in Newfoundland and Labrador since 1964. Mr. Seviour was called to the bar in 1983

and became a partner in his firm in 1988. He has practiced extensively in the field of natural resources law, including mining law, since 1984. Mr. Seviour is past Chair of the Natural Resources and Energy Law Section, and of the Environmental Law Section of the Newfoundland and Labrador Branch of the Canadian Bar Association. Mr. Seviour is listed in the Mining Law section of the International Who's Who of Business Lawyers.

Edward L. Mercaldo, Director. Mr. Mercaldo is a financial consultant and private investor. Following his successful career as an international commercial and investment banker for several leading companies including the Wachovia Bank, Bank of Montreal, Bankers Trust Company of New York, Gordon Capital and First Marathon Securities, Mr. Mercaldo also served as the Executive Vice-President, Chief Financial Officer and Director of Diamond Fields Resources Inc. Following the purchase of Diamond Fields Resources Inc. by Inco Limited in August 1996, Mr. Mercaldo continued as a Director of Inco Limited until September 2000. He is currently a Director of Norwood Resources Inc., a Canadian company exploring for oil and gas in Nicaragua, and Quest Capital Corporation, a Vancouver based merchant bank. Mr. Mercaldo is a citizen of both Canada and the United States and resides with his family in Del Mar, California where he is active in business and financial circles.

SPECIAL BUSINESS

Shareholder Rights Plan

In order to ensure, to the extent possible, that Shareholders are treated fairly in connection with any take-over bid and, due to the uniqueness of the Company's business, to ensure that the Board is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value, the Board determined that it was advisable and in the best interests of the Company to implement a shareholder rights plan (the "**Rights Plan**") having the terms and conditions set out in the shareholder rights plan agreement dated April 18, 2005 between the Company and CIBC Mellon Trust Company as rights agent. A summary of the terms and conditions of the Rights Plan is contained in Schedule "A".

Shareholders will be asked at the Meeting to vote on a resolution, the text of which is set out below under the heading "Confirmation by Shareholders" (the "**Rights Plan Resolution**"), to ratify and confirm the adoption of the Rights Plan. **In order for the Rights Plan to continue in effect after the termination of the Meeting, the Rights Plan Resolution must be passed by a majority of the votes cast by Independent Shareholders (as defined in the Rights Plan) who vote in respect thereof. At the date of this Management Information Circular, the Company believes that all Shareholders are Independent Shareholders.**

The Company has reviewed the Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plans. **The Company believes that the Rights Plan preserves the fair treatment of Shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines.**

The Rights Plan was not adopted in response to or in anticipation of any pending or threatened take-over bid. It is not intended to and will not prevent a take-over of the Company.

The Rights Plan does not reduce the duty of the Board to act honestly and in good faith and in the best interests of the Company and its Shareholders, and to consider on that basis any offer made, nor does the Rights Plan alter the proxy mechanisms to change the Board, create dilution on the initial issue of the rights or change the way in which Common Shares trade.

Objectives of the Rights Plan

The purpose of the Rights Plan is to encourage an offeror either to make a Permitted Bid (as defined below), without approval of the Board, having terms and conditions designed to meet the objectives of the Rights Plan, or to negotiate the terms of the offer with the Board. Failure to do either creates the potential for substantial dilution of the offeror's position.

The purpose of the Rights Plan is to address the following concerns that are widely held to be inherent in the provisions of current legislation governing take-over bids in Canada:

(a) Time

The Board is of the view that 35 days constitutes an insufficient amount of time to permit the Board and the Shareholders to assess an offer and for the Board to negotiate with the offeror, solicit competing offers and otherwise

try to maximize shareholder value. The Rights Plan provides that a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the Rights Plan) held by Independent Shareholders have been deposited or tendered and not withdrawn.

(b) Pressure to Tender

A Shareholder may feel compelled to tender to a take-over bid which the Shareholder considers to be inadequate because, in failing to tender, the Shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the offeror wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Rights Plan contains a Shareholder approval mechanism in the Permitted Bid definition, which prevents Voting Shares from being taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. By requiring a Permitted Bid to remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Voting Shares have been deposited, a Shareholder's decision to accept a bid is separated from the decision to tender, lessening concern about undue pressure to tender to the bid.

(c) Unequal Treatment of Shareholders

Under current securities legislation, an offeror may obtain control or effective control of the Company without paying full value, without obtaining Shareholder approval and without treating all of the Shareholders equally. For example, an offeror could acquire blocks of Common Shares by private agreement from one or a small group of Shareholders at a premium to market price which premium is not shared with the other Shareholders. In addition, a person could slowly accumulate Common Shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among all Shareholders. Under the Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all offers to acquire 20% or more of the Company's outstanding Voting Shares must be made to all Shareholders.

Effect of the Rights Plan

It is not the intention of the Board to entrench themselves or avoid a bid for control that is fair and in the best interests of Shareholders. For example, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board must act honestly and in good faith with a view to the best interests of the Company and its Shareholders.

Generally, the board of directors of a corporation confronted with an unsolicited take-over bid will not be allowed to maintain a shareholder rights plan indefinitely to keep a bid from the shareholders; however, Canadian securities regulators have indicated that so long as the board is actively and realistically seeking value-maximizing alternatives, shareholder rights plans serve a legitimate purpose.

The Board believes that the dominant effect of the Rights Plan will be to enhance shareholder value, ensure equal treatment of all Shareholders in the context of an acquisition of control, and lessen the pressure upon a Shareholder to tender to a bid. The Rights Plan was not adopted or approved in response to or in anticipation of any pending or threatened take-over bid and the Board is not aware of any third party considering or preparing any proposal to acquire control of the Company.

Confirmation by Shareholders

If the Rights Plan Resolution is ratified and confirmed at the Meeting or any adjournment thereof, the Shareholder Rights Plan Agreement will continue in effect until the earlier of the Termination Time, as defined in the Rights Plan, and the date upon which the annual meeting of the holders of Voting Shares terminates in 2008. If the Rights Plan Resolution is not ratified and confirmed at the Meeting or any adjournment thereof, the rights and the Rights Plan will terminate on the date of the Meeting or any adjournment thereof.

The Board reserves the right to alter any terms of the Rights Plan at any time prior to the Meeting in the event that the Board determines that to do so is in the best interests of the Company and its Shareholders.

The complete text of the Rights Plan is available upon request. Shareholders wishing to receive a copy of the Rights Plan should submit their request by telephone (303) 799-9020, by facsimile (303) 799-9017, or by mail to International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Attention: Chairman and CEO. The Rights Plan is also available on the SEDAR website at www.sedar.com.

The text of the Rights Plan Resolution is as follows:

RESOLVED THAT:

1. the shareholder rights plan of the Company be continued, and the shareholder rights plan agreement dated as of April 18, 2005 between the Company and CIBC Mellon Trust Company, as rights agent, (the "**Plan**") be and is hereby ratified and confirmed; and
2. any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.

Recommendation of the Board

The Board has concluded that the reasons for the adoption of the Rights Plan continue to exist and the continuation of the Rights Plan is in the best interests of the Company and our Shareholders. **Accordingly, the Board unanimously recommends that the Shareholders ratify and confirm the Rights Plan by voting FOR the Rights Plan Resolution at the Meeting. Unless instructed otherwise, the Common Shares represented by the accompanying form of proxy will be voted FOR the approval of the Rights Plan Resolution.**

Amendment to Stock Option Plan

The Company established a stock option plan in June of 2004 (the "**2004 Plan**") for the purpose of providing the Company with a share-related mechanism to attract, retain and motivate directors, officers employees and other eligible service providers, to reward such of these individuals for their contributions toward the long term goals and success of the Company and to enable and encourage such individuals to acquire Common Shares as long term investments in the Company.

Under the 2004 Plan a total of 3,000,000 Common Shares were reserved for issuance pursuant to options granted under the 2004 Plan at the discretion of the Company's Board to eligible optionees (the "**Optionees**"). As at April 20, 2005 of the 3,000,000 Common Shares provided under the 2004 Plan 2,950,000 were outstanding, leaving only 50,000 Common Shares reserved for issuance of options under the 2004 Plan.

On January 1, 2005 the Toronto Stock Exchange ("**TSX**") made certain changes to the requirements and disclosure of security based compensation arrangements, which includes stock option plans.

In order to comply with the changes to the TSX requirements, to make certain consequential changes to the 2004 Plan, and to increase the number of Common Shares that may be reserved for issuance under the 2004 Plan, management of the Company proposes to submit to the Shareholders for approval an amended and restated stock option plan (the "**2005 Plan**").

The 2005 Plan will reserve for issuance a "rolling" number of Common Shares rather than a "fixed" number of Common Shares. The Board has recommended that under the 2005 Plan, a maximum of 10% of the issued and outstanding Common Shares at the time an option is granted, less Common Shares reserved for issuance under the 2005 Plan, will be reserved for issuance. In other words, while the 2005 Plan is in effect, there cannot be more than 10% of the Company's issued and outstanding Common Shares reserved for issuance under the 2005 Plan at any time. It is the responsibility of the Company's Board to ensure that the provisions of the 2005 Plan are followed.

Pursuant to the rules of the TSX, a "rolling" plan requires approval of a majority of the Board, a majority of the unrelated directors and Shareholder approval every three years after institution. The 2005 Plan is also subject to TSX approval.

Material Terms of the 2005 Plan

The following is a summary of the material terms of the 2005 Plan:

Eligible Participants. Eligible participants under the 2005 Plan include directors or senior officers of the Company, directors or senior officers of a company that is a subsidiary of the Company, employees and persons or

companies engaged by the Company to provide services for an initial, renewable or extended period of 12 months or more.

Number of Common Shares Reserved. The 2005 Plan reserves for issuance 10% of the Common Shares outstanding from time to time. As at the date hereof the Company has 57,010,658 Common Shares outstanding which would mean there would be 5,701,066 Common Shares currently reserved for issuance under the 2005 Plan. As at the date hereof there are 2,950,000 options outstanding which represents 5.2% of the issued and outstanding number of Common Shares.

Maximum Percentage to Insiders. Under the 2005 Plan it is possible that all options could be granted to insiders of the Company which would represent a maximum of 10% of the issued and outstanding number of Common Shares.

Limitations on Individual Grants. The number of Common Shares reserved for issuance to any one participant shall not exceed 5% of the issued and outstanding number of Common Shares. The issuance to any one participant, within a one-year period, of a number of Common Shares on the exercise of options, shall not exceed 5% of the number of the issued and outstanding Common Shares.

Determination of Exercise Price. The exercise price shall be determined by the directors when the option is granted but shall not be less than the market price of the Common Shares at the time the option is granted. Market price is determined with reference to the rules of the TSX.

Vesting. The board of directors may in its sole discretion impose a vesting schedule with respect to any option granted pursuant to the 2005 Plan.

Ability of Company to transform options into a stock appreciation right involving an issuance of securities from treasury. Under the 2005 Plan, an optionee may elect, by written notice to the Company, to surrender any unexercised options, to the extent exercisable at the date of the election as to a stated number of Common Shares, and to receive a payment ("**Share Appreciation Right**") in an amount equal in value to the excess of the aggregate price per Common Share offered for a takeover bid of that stated number of Common Shares over the aggregate option price of those Common Shares. If an optionee elects to receive a Share Appreciation Right, the number of Common Shares reserved for issuance under the Plan shall be reduced by the stated number of Common Shares in respect of which the election is made.

Term/Assignability. All options granted under the 2005 Plan are non-assignable and non-transferable however they will be exercisable by an optionee's personal representative for up to one year following the death of an optionee. The maximum term of any option shall not exceed 10 years.

Termination of Employment. If an optionee ceases to be an employee or service provider of the Company (other than as a result of termination with cause) or ceases to be a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised within 90 days after termination. If an optionee ceases to be an employee or service provider of the Company as a result of termination for cause any option held shall expire on the termination date.

Amendments to Plan. The Board may from time to time amend the 2005 Plan and the terms and conditions of any option thereafter granted and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in relevant laws, rules or regulations applicable to the 2005 Plan, any option or the Common Shares, or for any other purpose which may be permitted by relevant laws, regulations, rules and policies, provided always that pre-clearance is granted by the TSX, Shareholder approval is obtained as necessary and any such amendment shall not alter the terms or conditions of any option or impair any right of any option holder pursuant to any option awarded prior to such amendment.

A copy of the 2005 Plan is attached hereto as Schedule "C", which was approved by all directors of the Company on April 21, 2005.

Unless instructed otherwise, the Common Shares represented by the accompanying form of proxy will be voted FOR the resolution to approve the 2005 Plan.

EXECUTIVE COMPENSATION

Compensation of Executives

The following table provides a summary of compensation earned during each of the Company's last two financial years by the Chief Executive Officer (''**CEO**'') and Chief Financial Officer (''**CFO**'') (collectively, the ''**Named Executive Officers**''). No other executive officer earned in excess of $150,000 during either of the last two fiscal years.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation	
					Awards	
Name and Principal Position	Financial Year Ended Dec 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options Granted (#)	All Other Compensation ($)
DOUGLAS B. SILVER[1]	2003[2]	68,651	nil	nil	nil	nil
Chief Executive Officer	2004	132,443	nil	nil	nil	nil
JAMES R. JENSEN[1]	2003[3]	26,922	nil	nil	nil	nil
former Chief Financial Officer	2004[4]	77,908	nil	40,000	nil	nil
DAVID R. HAMMOND[1]	2003	nil	nil	nil	nil	nil
Chief Financial Officer	2004[5]	3,066	nil	nil	nil	nil

(1) Although dollar amounts in the table are in Canadian dollars, Messrs. Silver, Jensen and Hammond were paid in US dollars.

(2) For the period from incorporation (May 7, 2003) to December 31, 2003.

(3) For the period from September 1, 2003 to December 31, 2003.

(4) Mr. Jensen resigned as chief financial officer of the Company on December 14, 2004.

(5) For the period from December 14, 2004 to December 31, 2004.

Options Grants During the Most Recently Completed Financial Year

No options were granted during the year ended December 31, 2004. The Company granted an aggregate of 2,950,000 options in February, March and April 2005.

Aggregated Option Exercises During The Most Recently Completed Financial Year and Financial Year-End Option Values

No options were exercised by the Named Executive Officers of the Company during the financial year ended December 31, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has written employment agreements with Messrs. Silver, Hurst, Young and Hammond as well as with Mr. Ray W. Jenner, Chief Financial Officer and Secretary. Each agreement calls for a five year term of service with annual renewals thereafter, and for minimum salary increments of not less than inflation. Each agreement also provides that in the event of the termination of the executive's employment by the Company (except for cause or voluntary resignation or retirement) or, if the executive resigns anytime within 30 days of a change in control of the Company, such executive is entitled to receive an amount equal to three times his current annual salary. Based upon their current salaries, these arrangements would result in payments of US$450,000, US$390,000, US$360,000, US$300,000 and US$360,000 respectively.

Report on Executive Compensation

The Management Resources and Compensation Committee (the ''**MRC Committee**'') currently consists of Messrs. Robert Schafer, Colm St. Roch Seviour and Rene Carrier, with Mr. Carrier serving as Chairman.

The MRC Committee is responsible for the review and approval of salaries and other forms of compensation payable to the executive officers of the Company.

The MRC Committee also establishes procedures for the operation of the Company to ensure that ethical standards of behaviour are followed and will ensure that the Company's disclosure is full, complete and continuous.

The overall objective of the MRC Committee is to oversee the development and implementation of compensation programs in order to support the Company's overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value.

Generally compensation of the Company's executive officers, including the CEO, is provided through a combination of salary, cash bonuses, the granting of stock options and other benefits as deemed appropriate by the MRC Committee in order to attract and retain highly qualified and experienced executives and managers. In assessing appropriate compensation levels, the MRC Committee will take into consideration the compensation practices of other companies with comparable size and market capitalization. The MRC Committee will also consider the advice of relevant officers of the Company and may seek the advice of independent consultants where appropriate.

Base salaries for all executive officers have been determined through an analysis of the average compensation of executives with similar responsibilities in comparable companies in the minerals sector. Prior to the completion of the Company's initial public offering, all executives were paid a salary equal to 70% of their base salary. The MRC Committee and the Board have not, to date, established a formal program for the awarding of bonuses to senior executives based upon specific quantitative measures of performance. Bonuses will be awarded after a review of overall performance of both the Company and the individual senior executive during the course of each calendar year. The MRC Committee plans to review the appropriateness of establishing a quantitative bonus program in 2005.

The MRC Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to senior executives of the Corporation and, in general, aligns the interests of the executives with those of the Shareholders. During 2004, no awards were granted under the Company's Stock Option Plan.

Submitted on behalf of the Management Resources and Compensation Committee:

"*Rene G. Carrier*" (Chairman)

Performance Graph

The Company's Common Shares were listed and posted for trading on the TSX on February 23, 2005. Therefore a performance graph for the Company's last two completed financial years can not be provided.

Compensation of Directors

All non-executive directors of the Company will receive the following compensation: (a) US$500 per meeting attended personally and US$250 per meeting attended by telephone; (b) an annual director's fee of US$10,000; (c) accommodation and travel expenses for the purposes of attending Board meetings; and (d) stock options as determined by the MRC Committee of the Board.

During the year ended December 31, 2004, the Company incurred legal fees of $42,388 to Gordon J. Fretwell Law Corp., a law corporation related to one of the Company's directors.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2004.

Plan Category	Number of Securities to be issued upon exercised of outstanding options, warrants and rights	Weighted-Average Exercise Price of outstanding options, warrants and rights	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities referred to under the heading "Number of Securities to be issued upon exercised of outstanding options, warrants and rights")
Equity Compensation Plans approved by securityholders[(1)]	nil	nil	3,000,000
Equity Compensation Plans not approved by securityholders	1,698,000[(2)]	$1.89	Nil
Total	1,698,000		3,000,000

(1) The Company has a stock option plan which was approved by shareholders on November 17, 2004 which became effective on November 1, 2004 (the "**Stock Option Plan**"). 3,000,000 Common Shares are reserved for issuance under the Stock Option Plan. The exercise price of each option cannot be less than the market price of the Common Shares on the date of the grant. The maximum term of options granted is ten years.

(2) Includes 308,000 compensation warrants exercisable into 308,000 Common Shares for no further consideration; 440,000 compensation warrants exercisable into 440,000 Common Shares at an exercise price of $0.80 per Common Share; and 950,000 warrants exercisable into 950,000 Common Shares at an exercise price of $3.00 per Common Share.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No individual who is or, at any time during the most recently completed financial year was, a director, executive officer or senior officer of the Company, and no person who is a proposed nominee for election as a director of the Company, and no associate of any the foregoing is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed director of the Company, no person or company who owns of record or, to the knowledge of the Company, nor any associate or affiliate of an informed person or proposed director had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as described elsewhere in this Management Information Circular or in the Company's Annual Information Form dated March 31, 2005.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company carries Directors' and Officers' Liability Insurance covering acts and omissions of the directors and officers of the Company and those of its controlled subsidiaries. The policies have a combined aggregate limit of $15 million over a term of one year. The premium paid by the Company was $148,925 in respect of its directors and officers as a group for 2005. The corporate policy provides for the Company to absorb a deductible amount of $100,000 on each loss and $150,000 with respect to securities claims.

REPORT ON CORPORATE GOVERNANCE PRACTICES

In 1995, the TSX adopted a requirement that every listed company incorporated in Canada or a province of Canada disclose on an annual basis its approach to corporate governance with reference to the TSX's 14 guidelines (the "**TSX Guidelines**"). The TSX Guidelines, which are not mandatory, contain recommendations with respect to the constitution of boards of directors and committees of the board, their functions, their independence from management and other procedures for ensuring sound corporate governance. On October 29, 2004 members of the

Canadian Securities Administrators published for comment proposed National Instrument 58-101 (''**NI 58-101**''), entitled ''Disclosure of Corporate Governance Practices''. NI 58-101 was made a rule (the ''**Rule**'') under the *Securities Act* (Ontario) on February 22, 2005. The Rule has been delivered to the Minister, and if approved or if no further action is taken by the Minister by June 14, 2005 the Rule will come into force on June 30, 2005 and will effectively replace the TSX requirements. Attached to this management information circular at Schedule ''B'' is a summary of the Company's current governance procedures compared with the TSX Guidelines. The Company will continue to review its corporate governance procedures in order to implement any changes required to comply with the Rule when, and if, it becomes effective.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Information Circular. However, if any other matters, which are not known to management, should properly come before the Meeting, it is the intention of the persons designated in the form of proxy accompanying this Management Information Circular to vote upon such matters in accordance with their best judgment.

AUDIT COMMITTEE INFORMATION

Information required by Form 52-110F1 to Multilateral Instrument 52-110 – Audit Committees can be found under the section ''Audit Committee'' and at Appendix A of the Company's Annual Information Form dated March 31, 2005.

ADDITIONAL INFORMATION

Additional information relating to the Company is available free of charge on SEDAR at www.sedar.com. Financial information is provided by the Company's comparative financial statements and management's discussion and analysis for the year ended December 31, 2004.

ADDITIONAL DOCUMENTATION

The Company will provide to any person (without charge to Shareholders) upon request to the Corporate Secretary at 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, one copy of: (a) the latest Annual Information Form of the Company filed with the applicable securities commissions or similar authorities in Canada; (b) the latest Management Information Circular of the Company; (c) the most recently filed comparative annual financial statements of the Company, together with the auditors report thereon, (d) any unaudited interim financial statements sent to shareholders after the date of the Company's most recently completed financial year; and (e) both the annual and interim management discussion and analysis.

APPROVAL OF DIRECTORS

The contents of this Management Information Circular and the sending, communication or delivery thereof to the Shareholders entitled to receive the Notice of the Meeting, to each director of the Company, to the auditors of the Company and to the appropriate governmental agencies have been approved and authorized by the directors of the Company.

DATED April 26, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

DOUGLAS B. SILVER
Chief Executive Officer

SCHEDULE "A"

SUMMARY OF RIGHTS PLAN

The following is a summary of the terms and conditions of the Rights Plan. The summary is qualified in its entirety by, and is subject to, the full text of the Shareholder Rights Plan Agreement dated as of April 18, 2005 between the Corporation and CIBC Mellon Trust Company, a copy of which is available on the SEDAR website at www.sedar.com or on request from the CEO of the Corporation as described in the Management Information Circular. All capitalized terms where used in this summary without definition have the meanings attributed to them in the Rights Plan.

(a) Issuance of Rights

Under the Rights Plan, the Rights which are outstanding at the Record Time of 5:00 p.m. (Toronto time) on April 18, 2005, were granted on the terms set out in the Rights Plan and the Corporation is authorized to continue the issuance of Rights for each "**Voting Share**" (which includes the Common Shares and any other shares in or interests of the Corporation entitled to vote generally in the election of directors) issued thereafter and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

(b) Exercise Price

Until the Separation Time, the exercise price ("**Exercise Price**") of each Right is three times the Market Price, from time to time, of the Common Shares. From and after the Separation Time, the Exercise Price is three times the Market Price, as at the Separation Time, per Common Share. The Exercise Price is subject to adjustment as set out in the Rights Agreement.

(c) Term

The Rights Plan was adopted by the Board on April 18, 2005 and has been in effect since that date (the "**Effective Date**"). If the Rights Plan is ratified and confirmed by the Independent Shareholders at the Meeting or any adjournment thereof, it will continue in effect until the annual meeting of the holders of Voting Shares terminates in 2008, subject to earlier termination or expiration of the Rights as set out in the Rights Agreement. If the Rights Plan is not ratified and confirmed by Independent Shareholders at the Meeting or any adjournment thereof, then the Rights Plan and all outstanding Rights shall terminate on the date of the Meeting or any adjournment thereof.

(d) Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Voting Shares and will be transferable only together with the associated Voting Shares. After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares (other than any shareholder or group of shareholders making a take-over bid) as of the Separation Time and such separate Rights certificates alone will evidence the Rights.

The Rights will be listed on the Toronto Stock Exchange subject to the Corporation complying with the requirements of such exchange.

(e) Separation Time

The Rights are not exercisable and do not trade separately from their associated Voting Shares until the "Separation Time." The "**Separation Time**" is the close of business on the tenth trading day after the earliest of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person (as defined below); (ii) the date of the commencement of, or first public announcement of the current intention of any person (other than the Corporation or any subsidiary of the Corporation) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined below); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one. The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

(f) Acquiring Person

An "**Acquiring Person**" is a person who is the Beneficial Owner (as defined below) of 20% or more of the outstanding Voting Shares. Excluded from the definition of Acquiring Person are the Corporation and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition. In general:

(i) a "**Voting Share Reduction**" means an acquisition or a redemption by the Corporation of Voting Shares and/or Convertible Securities which, by reducing the number of Voting Shares and/or Convertible Securities outstanding, increases the percentage of Voting Shares Beneficially Owned by any person;

(ii) a "**Permitted Bid Acquisition**" means an acquisition by a person of Voting Shares and/or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;

(iii) an "**Exempt Acquisition**" means an acquisition by a person of Voting Shares and/or Convertible Securities: (i) in respect of which the Board of Directors has waived the application of the Rights Plan; (ii) pursuant to a dividend reinvestment plan; (iii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Corporation (a) to the public pursuant to a prospectus; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such distribution, or (b) by way of a private placement; provided that, among other things, such person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such person on the private placement shall be deemed to be held by such person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement; or (iv) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval;

(iv) a "**Convertible Security Acquisition**" means an acquisition of Voting Shares by a person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition; and

(v) a "**Pro Rata Acquisition**" means an acquisition by a person of Voting Shares and/or Convertible Securities as a result of a stock dividend, a stock split or a rights offering issued on the same pro rata basis to all the holders of Voting Shares and/or Convertible Securities of the same class or series; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares and/or Convertible Securities than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition.

Also excluded from the definition of Acquiring Person are underwriters or banking or selling group members acting in connection with a distribution of securities and any "**Grandfathered Person**" (generally, any person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares at the Record Time). To the Corporation's knowledge, there are no Grandfathered Persons.

(g) Beneficial Ownership

In general, a person is deemed to "**Beneficially Own**" securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the person's "**Affiliates**" (generally, a person that controls, is controlled by, or is under common control with a specified corporation) and "**Associates**" (generally, relatives sharing the same residence).

Also included are securities that the person or any of the person's Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business).

A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert. A person is

acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares and/or Convertible Securities.

(h) Exclusions from the Definition of Beneficial Ownership

The definition of "Beneficial Ownership" contains several exclusions whereby a person is not considered to Beneficially Own a security. There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders acting in the ordinary course of business and the performance of their duties. These exemptions apply to: (i) an investment manager ("**Manager**") which holds securities in the performance of the Manager's duties for the account of any other person (a "**Client**"); (ii) a licensed trust company ("**Trust Company**") acting as trustee or administrator or in a similar capacity for the estates of deceased or incompetent persons (each an "**Estate Account**") or in relation to other accounts (each an "**Other Account**"); (iii) a Crown agent or agency (a "**Crown Agent**"); (iv) a person established by statute (a "**Statutory Body**"), the ordinary business or activity of which includes the management of investment funds for pension benefit plans, retirement plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies; and (v) the administrator ("**Administrator**") of one or more pension funds or plans (a "**Plan**") registered under applicable law. The foregoing exemptions apply only so long as the Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan is not then making or has not then publicly announced an intention to make a take-over bid, other than pursuant to a distribution by the Corporation or by means of ordinary market transactions.

Also, a person will not be deemed to "**Beneficially Own**" a security because such person: (i) is a Client of the same Manager, an Estate Account or an Other Account of the same Trust Company, or a Plan with the same Administrator as another person or Plan on whose account the Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) is a Client of a Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Manager, Trust Company, Administrator or Plan, as the case may be.

A person will not be deemed to "**Beneficially Own**" any securities that are the subject of a Permitted Lock-Up Agreement. A "**Permitted Lock-Up Agreement**" is an agreement (the "**Lock-Up Agreement**") between a person and one or more holders of Voting Shares and/or Convertible Securities (each a "**Locked-Up Person**") (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement), pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the "**Lock-Up Bid**") made or to be made by the Person, any of such Person's Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert, provided that:

(i) the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities from the Lock-Up Bid in order to deposit or tender such securities to another take-over bid or support another transaction where:

(A) the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid;

(B) the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds by as much as or more than a specified amount (the "**Specified Amount**") the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid; or

(C) the number of Voting Shares and/or Convertible Securities to be purchased under such other take-over bid or transaction exceeds by as much as or more than a specified number (the "**Specified Number**") the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares and/or Convertible Securities offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the offeror under the Lock-Up Bid an opportunity to match a higher price, value or number in such other take-over bid or transaction or other similar limitation on a Locked-Up Person's right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to deposit or tender to the other take-over bid or to support the other transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A) the cash equivalent of 2.5% of the price or value payable under the Lock-Up Bid to a Locked-Up Person; and

(B) 50% of the amount by which the price or value payable under another take-over bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid;

shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event a Locked-Up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid, or withdraws Voting Shares and/or Convertible Securities previously tendered thereto in order to tender to another take-over bid or support another transaction.

(i) Flip-In Event

A "**Flip-In Event**" occurs when any person becomes an Acquiring Person. If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board of Directors (see "Waiver," below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Corporation, on payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

(j) Permitted Bid and Competing Permitted Bid

A take-over bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid. A "**Permitted Bid**" is a Take-Over Bid made by way of a Take-Over Bid circular to all holders of Voting Shares (other than the Offeror) and which complies with the following additional provisions:

(i) no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days following the date of the take-over bid;

(ii) unless the Take-Over Bid is withdrawn, Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to the take-over bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities and all Voting Shares and/or Convertible Securities deposited or tendered pursuant to the Take-Over Bid may be withdrawn at any time prior to the close of business on such date;

(iii) more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders must be deposited or tendered to the Take-Over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities; and

(iv) in the event that more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered to the Take-Over Bid and not withdrawn as at the date of first take-up or payment for Voting Shares and/or Convertible Securities under the Take-Over Bid, the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 business days from the date of such public announcement.

A Competing Permitted Bid is a Take-Over Bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except

that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the Take-Over Bid constituting the Competing Permitted Bid and 60 days after the date of the Take-Over Bid of the prior bid.

(k) Redemption

(i) *Redemption of Rights on Approval of Holders of Voting Shares and Rights.* With the prior consent of the holders of Voting Shares or Rights, the Board of Directors may at any time prior to the occurrence of a Flip-In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right (the "**Redemption Price**"), subject to adjustment for anti-dilution as provided in the Rights Agreement.

(ii) *Deemed Redemption.* If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the Rights Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iii) *Redemption of Rights on Withdrawal or Termination of Bid.* Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

(l) Waiver

(i) *Discretionary Waiver respecting Acquisition not by Take-Over Bid Circular.* With the prior consent of the holders of Voting Shares the Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-Over Bid made by means of a take-over bid circular sent to all holders of Voting Shares or by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, waive the application of the Rights Plan to such Flip-In Event.

(ii) *Discretionary Waiver respecting Acquisition by Take-over Circular and Mandatory Waiver of Concurrent Bids.* The Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a Take-Over Bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan to such a Flip-In Event, provided that if the Board of Directors waives the application of the Rights Plan to such a Flip-In Event, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-In Event occurring by reason of any such Take-Over Bid made by means of a take-over bid circular sent to all holders of Voting Shares prior to the expiry of the Take-Over Bid for which a waiver is, or is deemed to have been, granted.

(iii) *Waiver of Inadvertent Acquisition.* The Board of Directors may waive the application of the Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

(m) Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i) if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program, dividend reinvestment program or dividend payable in Common Shares lieu of a regular cash dividend) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

(ii) if the Corporation fixes a record date for the distribution to all holders of Voting Shares of certain rights, options or warrants to acquire Voting Shares or Convertible Securities, or for the making of a distribution to all holders of Voting Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Voting Shares) or rights or warrants.

(n) Supplements and Amendments

The Corporation may make changes to the Rights Agreement prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, rules or regulation without the approval of the holders of the Voting Shares or Rights. The Corporation may also make changes to the Rights Agreement prior to the Meeting without the approval of the holders of the Voting Shares or the Rights.

The Corporation may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to or rescind any of the provisions of the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

The Corporation may, with the approval of the holders of Rights, at any time after the Separation Time, make changes to or rescind any of the provisions of the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

SCHEDULE "B"

CORPORATE GOVERNANCE

In this Schedule "B", the Company's governance procedures are compared with the TSX's Guidelines for effective corporate governance.

The TSX Guidelines	Company's Alignment	Corporation's Governance Procedures
1 The board should explicitly assume responsibility for stewardship of the Corporation and specifically for:	Yes	The Board, either directly or through Board committees, is responsible for management or supervision of management of the business and affairs of the Company with the primary objective of enhancing shareholder value.
(a) adoption of a strategic planning process	Yes	The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. The Board is in the process of delineating a formal strategic planning process.
(b) identification of the principal risks of the Company's business and ensuring implementation of appropriate systems to manage those risks	Yes	In order to ensure that the principal business risks borne by the Company are identified and appropriately managed, the Board receives periodic reports from management of the Company's assessment and management of such risks. In conjunction with its review of operations which takes place at each Board meeting, the Board considers risk issues and approves corporate policies addressing the management of the risk of the Company's business.
(c) succession planning, including appointing, training and monitoring senior management	Yes	The Management Resources and Compensation Committee of the Board is responsible for the review of the Company's succession and development plans for the Company at the executive officer level. The Board is involved in assessing the effectiveness of senior management and would be involved in identifying candidates from within and outside the Company to fill senior management positions, if required.
(d) communications policy	No	The Board has not adopted a formal communications policy covering the timely dissemination of all material information. All quarterly and year end earnings releases are reviewed and approved by the Audit Committee and all press releases are disseminated to the Board for review prior to release to the public. The Board is in the process of reviewing all corporate governance policies and will adopt a formal communications policy in the near future.
(e) integrity of internal control and management information systems	Yes	The Audit Committee, has the responsibility of assessing the integrity of the Company's internal control and management information systems. The Audit Committee meets with the Corporation's Auditor and management to assess the adequacy and effectiveness of these systems.

The TSX Guidelines		Company's Alignment	Corporation's Governance Procedures
2	A majority of directors should be "unrelated".	Yes	The Board currently consists of 9 directors, 5 of whom are unrelated.
3	The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.	Yes	Based on information provided by directors as to their individual circumstances, the Board has determined that four of the nine current directors are related.
4	The board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are "unrelated" directors, with responsibility for proposing new nominees to the board and for assessing directors on an on-going basis.	Yes	The Management Resources and Compensation Committee has the responsibility to review and determine the criteria for identifying potential nominees to the Board, and to assist in the identification and assessment of potential candidates to be nominated for election to the Board.
5	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	Yes	The Management Resources and Compensation Committee has the responsibility for assessing the performance of the Board, the committees of the Board, individual directors, and the relationship between the Board and management.
6	The board should provide an orientation and education program for new directors.	No	The Company is developing an orientation and education program for new directors.
7	The board should examine its size with the view to determining the impact upon effectiveness and should undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Yes	The Board has considered the matter of Board size and is of the view that the current Board membership has the necessary breadth and diversity of experience and is of an adequate size to provide for effective decision-making and staffing of Board committees.
8	The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	Yes	The Board reviews its compensation structure annually to determine its adequacy in comparison to corporations of similar size and complexity.
9	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated, although some board committees, may include one or more insider directors.	Yes	All of the Company's Board Committees, with the exception of the Executive Committee, are composed entirely of outside Directors, a majority of which are unrelated. The Audit Committee and the Management Resources and Compensation Committee are composed entirely of unrelated Directors and the Corporation Governance Committee has two unrelated Directors and one related Director.
10	The board should assume responsibility for, or assign to a committee of directors responsibility for developing the approach to corporate governance issues.	Yes	The Corporate Governance Committee has expressly assumed responsibility for developing the Company's approach to governance issues.

The TSX Guidelines			Company's Alignment	Corporation's Governance Procedures
11		The board of directors, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, involving the definition of the limits to management's responsibilities.	No	The Board is in the process of developing position descriptions for the Board and all of its executive officers.
12	(a)	The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director".	No	The Board is currently considering the appointment of a lead director of the Company and expects to make a decision in the near future.
	(b)	Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the board's relationship to management to a committee of the board.	Yes	The outside directors of the Company intend to meet at least annually without executive management present.
13	(a)	The Audit Committee should be composed only of outside directors.	Yes	The Audit Committee is composed only of outside directors.
	(b)	The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Yes	The roles and responsibilities of the Audit Committee have been specifically set out in the audit committee charter adopted by the Board.
	(c)	The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee communicates directly with the Company's external auditors in order to discuss audit and related matters whenever appropriate. The external auditors of the Company are required to report directly to the Audit Committee.

The TSX Guidelines	Company's Alignment	Corporation's Governance Procedures
(d) The audit committee duties should include oversight responsibility for management, reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	Yes	The audit committee charter provides that the Audit Committee shall oversee management's design and implementation of and reporting on internal controls. The Committee receives and reviews the financial statements of the Company and makes recommendations thereon to the Board prior to their approval by the full Board.
14 The Board should implement a system to enable an individual director to engage an outside advisor at the Company's expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	Yes	The Company's Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee all have the authority to engage outside advisors, as they deem appropriate, at the Company's expense and without prior approval of the Board or management of the Company. Any individual director may at any time request of the appropriate committee of the Board to engage an outside advisor at the Company's expense.

SCHEDULE "C"

STOCK OPTION PLAN

AMENDED AND RESTATED APRIL 21, 2005

1. Definitions and Interpretation

1.1 In and for the purposes of this resolution:

"**Act**" means the *Securities Act* (Ontario) and the regulations thereto, as the same may be amended or re-enacted from time to time;

"**Administrator**" has the meaning ascribed in Section 2;

"**associate**" has the meaning ascribed in the Act;

"**Beneficial Owner**" means, in respect of the Corporation's Voting Securities, a person who has any beneficial interest in or control or direction over such Voting Securities or has a right to control or direct voting or disposition of said Voting Securities held in a trust or has the right to acquire any beneficial interest in said Voting Securities, whether issued or unissued conditionally or unconditionally, within 60 days whether by exercise of an option, warrant, right, subscription privilege, agreement, revocation of a trust or otherwise;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44.

"**Common Shares**" means the common shares of the capital stock of the Corporation as constituted at the date hereof;

"**Corporation**" means International Royalty Corporation and any continuing corporation resulting from its consolidation, amalgamation or merger into or with any other corporation or resulting from any other form of corporate reorganization;

"**date of termination**" means:

in the case of an Employee or senior officer of the Company, the date on which an Employee's or senior officer's Employment terminates for any reason whatsoever, other than death or retirement, including, without limitation, voluntarily leaving or resigning from Employment and dismissal with or without cause; notwithstanding the foregoing, if an Employee's or senior officer's Employment terminates by reason of the Employee or senior officer being dismissed from his or her Employment (with or without cause), the date of termination shall mean the date on which the Employee or senior officer actually ceases to perform the substantial and material duties of his or her Employment;

in the case of a Director, that date on which the Director ceases to be a Director of the Corporation, for any reason whatsoever, other than death; or

in the case of a Service Provider, the date on which a Service Provider's contract terminates for any reason whatsoever, other than death or retirement, including, without limitation, termination as a result of breach of contract in which case the date of termination shall mean the date on which the Service Provider ceases to perform the substantial and material duties of his contract.

"**Directors**" means the board of directors of the Corporation, and reference to any action by the Directors means action taken by them by resolution as a board;

"**Employee**" means any full-time employee of the Corporation or any Subsidiary;

"**Employment**" means full-time employment with the Corporation or any Subsidiary;

"**Exchange**" means the Toronto Stock Exchange;

"**Exercise Period**" means the period during which a particular Option may be exercised and subject to earlier termination in accordance with the terms hereof, is the period from and including the Grant Date through to and including the Expiry Date;

"**Expiry Date**" means the date determined in accordance with Section 6 of this Plan and after which a particular Option cannot be exercised and is deemed to be null and void and of no further force or effect;

"**Market Price**" of a Common Share on any date means the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of Common Shares traded on the TSX, or another stock exchange where the majority of trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date. If the Common Shares are suspended from trading or have not traded on the TSX or another stock exchange for an extended period of time, the market price will be the fair market value of the Common Shares as determined by the Directors;

"**Fundamental Change**" means any one of the following events:

(i) any person or group of persons, acting jointly and in concert, becomes the Beneficial Owner, directly or indirectly, of 30% or more of the combined voting power of the Corporation's Voting Securities, but not including any person whose ownership of such a percentage of Voting Securities, results solely from a share repurchase by the Corporation (unless such person or persons subsequently purchase any additional Voting Securities);

(ii) individuals are elected as Directors who have not been approved by the incumbent Directors (either by a specific vote or by approval of the proxy statement of the Corporation in which such persons are named as nominees for Director, without objection to such nomination) and such individuals constitute a majority of the Directors;

(iii) the Corporation ceases to control in fact, directly or indirectly, all or substantially all of the assets employed in carrying on the business of the Corporation;

"**Grant Date**" means the date on which an Option is granted by the Directors to a Recipient;

"**Insider**" means:

(i) a director or senior officer of the Corporation; or

(ii) a director or senior officer of a Subsidiary;

"**Option**" means an option to purchase Common Shares granted to a Recipient pursuant to the Plan;

"**Option Price**" means the subscription price per Common Share specified in Section 4.2;

"**Personal Representative**" means:

(i) in the case of a deceased Recipient, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii) in the case of a Recipient who, for any reason, is unable to manage his or her affairs, the person entitled by law to act on behalf of such Recipient;

"**Plan**" means this stock option plan of the Corporation established by resolution of the board of directors of the Corporation dated June 8, 2004, as amended and restated on April 21, 2005 and as may be further amended and restated from time to time;

"**Recipient**" means an Employee, Insider or Service Provider to whom an Option has been granted, or his or her legal personal representative, as the context requires;

"**Regulatory Authorities**" means all stock exchanges and other organized trading facilities on which the Corporation's Common Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation;

"**Service Provider**" means a person or company engaged by the Corporation to provide services for an initial, renewable or extended period of twelve months or more;

"**Share Appreciation Right**" has the meaning ascribed in Section 7.3;

"**Security Based Compensation Arrangement**" means stock option plans for the benefit of Employees, Insiders, Service Providers or any one of such groups; individual stock options granted to Employees, Insiders, Service Providers if not granted pursuant to a plan previously approved by the Corporation's shareholders; stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; Stock Appreciation Rights involving issuances from treasury; any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Corporation; and security purchases from treasury by an Employee, Insider or Service Provider which is financially assisted by the Corporation by any means whatsoever;

"**Subsidiary**" means any subsidiary of the Corporation within the meaning of the Act;

"**Takeover Bid**" has the meaning ascribed in the Act, and includes a takeover bid which is described in the Act as an exempted takeover bid; and

"**Voting Securities**" means any share or other security that carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing and also includes any share or security that is ultimately exercisable or convertible into a Voting Security, whether conditionally or unconditionally.

1.2 The masculine gender shall include the feminine gender and the singular shall include the plural and vice versa, unless the context otherwise requires.

2. Establishment of Plan

2.1 The Directors hereby establish the Plan. The Plan shall be administered by an administrator (the "**Administrator**") which shall be the Directors or, if the Directors so resolve, shall be the Management Resources and Compensation Committee established by the Directors. The Administrator shall have full authority to interpret the Plan; to establish, amend and rescind rules and regulations for the Plan; and to make any other determinations necessary for the Plan's administration subject to all required consents or approvals by applicable Regulatory Authorities.

2.2 The purpose of the Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Recipients, to reward such of these Recipients as may be granted Options under this Plan by the Directors from time to time for their contributions toward the long term goals and success of the Corporation and to enable and encourage such Recipients to acquire Common Shares as long term investments in the Corporation.

3. Common Shares Reserved for the Plan

3.1 Subject to adjustment as provided in Section 9 hereof, the number of Common Shares reserved for issuance and which will be available for purchase pursuant to Options granted under this Plan, will not exceed that number which represents 10% of the issued and outstanding Common Shares of the Corporation from time to time.

3.2 Prior to granting an Option to a Recipient, the Directors shall allocate and reserve for potential issue to that Recipient, from among all the Common Shares reserved for the Plan, the number of Common Shares in respect of which an Option is to be granted. If an Option expires without the Recipient having purchased or acquired all of the Common Shares which he or she was entitled to purchase or acquire thereunder, the remaining Common Shares shall be released from their allocation and reservation as aforesaid and shall be again available for the purposes of the Plan.

4. Grants of Options

4.1 The Directors may from time to time grant to a Recipient an Option to purchase a stated number of Common Shares from the Corporation, as may be determined by the Directors. A Recipient may hold more than one Option at any time.

4.2 The subscription price ("**Option Price**") for each Common Share which may be purchased on the exercise of an Option shall be an amount determined by the Directors when the Option is granted, which shall not be less than the Market Price of the Common Shares on the Grant Date.

4.3 In the event a Recipient holds his or her Option as an Employee and such Recipient's Employment terminates for any reason whatsoever including, without limitation, termination due to death, retirement, voluntarily leaving or resigning from Employment and dismissal from Employment with or without cause, the Recipient shall not be entitled to receive any further options to purchase Common Shares, from and after the date of death, the date of retirement or the date of termination, as applicable.

4.4 In the event a Recipient holds his or her Option as an Insider and such Recipient ceases to be an Insider for any reason whatsoever including, without limitation, ceasing to be an Insider due to death, voluntarily leaving or resigning from office and dismissal from office, the Recipient shall not be entitled to receive any further options to purchase Common Shares, from and after the date of death, the date of resignation or the date of termination, as applicable.

4.5 In the event a Recipient holds his or her Option as a Service Provider and such Recipient ceases to be a Service Provider for any reason whatsoever including, without limitation, ceasing to be a Service Provider due to death, voluntarily leaving or resigning from being a Service Provider and dismissal from being a Service Provider, the Recipient shall not be entitled to receive any further options to purchase Common Shares, from and after the date of death, the date of resignation or the date of termination, as applicable.

5. Limitations on Grant

The aggregate number of Common Shares in respect of which Options have been granted and remain outstanding under the Plan shall not at any time, when taken together with all of the Corporation's Security Based Compensation Arrangements then either in effect or proposed, at any time be such as to result in:

(a) the number of Common Shares reserved for issuance pursuant to stock options exceeding 10% of the issued and outstanding Common Shares;

(b) the issuance, within a one-year period, of a number of shares exceeding 10% of the issued and outstanding Common Shares;

(c) the number of Common Shares reserved for issuance pursuant to stock options granted to any one Recipient exceeding 5% of the issued and outstanding Common Shares; or

(d) the issuance to any one Recipient, within a one-year period, of a number of Common Shares exceeding 5% of the number of issued and outstanding Common Shares.

For the purposes of this Section 5, the number of issued and outstanding Common Shares shall be determined on a non-diluted basis and, for the purposes of clauses (b) and (d) of this Section 5, the number of issued and outstanding Common Shares shall exclude Common Shares issued pursuant to Security Based Compensation Arrangements during the preceding one-year period. In addition, for purposes of clauses (c) and (d) of this Section 5, options to purchase Common Shares granted prior to the optionee becoming an Insider shall be excluded.

6. Term of Option

6.1 The period during which an Option may be exercised, in whole or in part, shall be such period as the Directors may specify but shall not exceed 10 years from the Grant Date.

6.2 *Death of Recipient*

In the event that the Recipient should die while he or she is still an Insider (if he holds his Option as an Insider) or an Employee (if he holds his Option as an Employee) or a Service Provider (if he holds his Option as a Service Provider) the Expiry Date will be the first anniversary of the Recipient's date of death and the Personal Representative of the Recipient shall be entitled to exercise any unexercised Options (including any which would otherwise have become exercisable after the date of death pursuant to Section 7) during the period ending on the first anniversary of the date of the Recipient's death failing which the Option shall terminate. Nothing contained in this paragraph shall extend the period during which an Option may be exercised beyond the 10 years first referred to in this Section 6.

6.3 *Ceasing to Hold Office*

In the event that the Recipient holds his Option as an Insider of the Corporation and such Recipient ceases to be an Insider of the Corporation other than by reason of death, the Expiry Date of the Option will not exceed the 90th day following the date the Recipient ceases to be an Insider of the Corporation unless the Recipient ceases to be an Insider of the Corporation as a result of:

(i) ceasing to meet the qualifications of a director set forth in section 105 of the CBCA; or

(ii) an ordinary resolution having been passed by the shareholders of the corporation pursuant to subsection 109(1) of the CBCA; or

(iii) an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date will be the date the Recipient ceases to be an Insider of the Corporation.

6.4 *Ceasing to be an Employee*

In the event that the Recipient holds his or her Option as an Employee and such Recipient ceases to be an Employee of the Corporation other than by reason of death, the Expiry Date of the Option will not exceed the 90th day following the Termination Date unless the Recipient ceases to be:

(i) an Employee of the Corporation as a result of termination for cause; or

(ii) an Employee of the Corporation as a result of an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date will be the Termination Date.

6.5 *Ceasing to be a Service Provider*

In the event that the Recipient holds his or her Option as a Service Provider and such Recipient ceases to be a Service Provider of the Corporation other than by reason of death, the Expiry Date of the Option will not exceed the 90th day following the Termination Date unless the Recipient ceases to be:

(i) a Service Provider of the Corporation as a result of termination for cause; or

(ii) a Service Provider of the Corporation as a result of an order made by any authority having jurisdiction to so order,

in which case the Expiry Date will be the Termination Date.

6.6 *Notice of Termination of Option*

If a notice is given pursuant to Section 10, the Recipient will be entitled to exercise any unexercised Options (including any which would otherwise have become exercisable after the date of delivery of such notice pursuant to Section 7) during the period specified in such notice, failing which the exercise the Option shall terminate.

Nothing contained in the preceding Sections 6.2, 6.3, 6.4, 6.5 or in Section 7.1 shall extend the period during which an Option may be exercised beyond the 10 years first referred to in this Section 6.

6.7 All rights under an Option that has not been exercised at the expiry of the applicable period for exercise shall automatically terminate.

7. **Exercise of Options**

7.1 Subject to Section 6 and to Section 7.3, the Directors may, in their sole discretion, impose a vesting schedule in respect to any Option granted pursuant to the Plan provided that upon the first occurrence of a Fundamental Change, any Option heretofore or hereafter granted pursuant to the Plan shall be immediately exercisable for the balance of the 10 year term, subject to Section 10.

7.2 An Option shall be exercised by written notice given to the Corporation specifying the number of Common Shares in respect of which the Option is being exercised at such time, accompanied by a certified cheque in payment for such Common Shares at the Option Price specified for such Option.

7.3 Notwithstanding any other provision of the Plan, no Option may be exercised during the period:

(a) commencing on the first date of public announcement of an offeror's intention to make a Takeover Bid for the Corporation; and

(b) ending on the earliest of (i) the expiry date of the Takeover Bid, (ii) the date on which the Takeover Bid is withdrawn or is otherwise terminated including, without limitation, by reason of the offeror's making a public announcement of its intention not to make the Takeover Bid, and (iii) the date on which the Directors issue a directors' circular that recommends acceptance of the Takeover Bid;

provided, however that if the Directors issue a directors' circular that either recommends rejection of the Takeover Bid or includes a statement that the Directors are unable to make or are not making a recommendation in respect of the Takeover Bid, then, during the period:

(c) commencing on the last date on which the offeror becomes obligated under the terms of the Takeover Bid to take-up and pay for securities deposited under the Takeover Bid; and

(d) ending 30 days from the date referred to in clause (c) above;

the Recipient may elect, by written notice given to the Corporation, to surrender any unexercised Options, to the extent exercisable (but for the provisions of this Section 7.3) at the date of the election (but excluding any which would have become exercisable after the date of the election), as to a stated number of Common Shares, and to receive a payment (a "**Share Appreciation Right**") in an amount equal in value to the excess of the aggregate price per Common Share offered for the Common Shares under the Takeover Bid of that stated number of Common Shares over the aggregate Option Price of those Common Shares. If the Recipient elects to receive a Share Appreciation Right, the number of Common Shares reserved for issuance under the Plan shall be reduced by the stated number of Common Shares in respect of which the election is made.

8. Non-Assignability

Rights conferred by an Option shall not be assignable, transferable or negotiable (whether by operation of law or otherwise) and may not be assigned or transferred, provided that the Personal Representative of a Recipient may, to the extent permitted by Section 6 of the Plan, exercise the Option within the Exercise period.

9. Corporate Reorganization

If at any time after:

(a) a reconstruction, reorganization or recapitalization of the Corporation, or its consolidation, amalgamation or merger into or with another corporation, or the entering into by the Corporation of an arrangement or other form of business combination with any other person; or

(b) a subdivision, consolidation, reclassification or other change of or affecting the Common Shares, or the issue of further shares as a share dividend;

the Directors shall determine that in order to preserve as nearly as may be possible the original scope and intent of this Plan the Option should thereafter cover a different class and/or number of shares and/or should be exercisable at a different option price per share, the Corporation shall give notice to the Recipient designating such new class, number and/or price, whereupon this Plan shall, without further act or formality, be thereby amended accordingly; and any notice so given by the Corporation pursuant to a determination so made by its Directors shall be final and binding for all purposes of this Plan; subject to any pre-clearance by the Exchange or approval by the Corporation's shareholders required by regulation or the Exchange.

10. Termination of Option

Whenever the Corporation shall propose to take any of the steps referred to in Section 9, the Corporation shall have the right to give written notice to the Recipient or the legal personal representative or representatives of the Recipient, as the case may be, specifying a period (not shorter than 30 days following the delivery of such notice) at the expiry of which the Option shall terminate, whereupon the Option shall terminate accordingly at the expiry of such period.

11. Amendment or Discontinuance of the Plan

The Directors may from time to time discontinue the Plan or amend the Plan and the terms and conditions of any Option thereafter granted and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in relevant laws, rules or regulations applicable to the Plan, any Option or the Common Shares, or for any other purpose which may be permitted by relevant laws, regulations, rules and policies, provided always that pre-clearance is granted by the Exchange as necessary, shareholder approval is obtained as necessary and any such amendment shall not alter the terms or conditions of any Option or impair any right of any Recipient pursuant to any Option granted prior to such amendment.

Termination of the Plan shall not affect the ability of the Administrator to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

12. General

If the Recipient is required to make any payment on account of any present or future tax (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority by reason of the Recipient's having elected to receive a Share Appreciation Right, in excess of the tax that would have been payable if the surrendered Options had instead been exercised, the Corporation shall indemnify, defend and hold harmless the Recipient for the amount of such tax, promptly following receipt by the Corporation of written evidence that the full amount of such tax has been paid by the Recipient to the relevant government or other tax authority in a timely manner. No additional amounts shall be payable to a Recipient under this Section 12 to the extent that the Recipient is entitled to an exemption from, or reduction in the rate of, such tax.

13. Evidence of Option

Each Option granted under the Plan shall be embodied in a written agreement between the Corporation and the Recipient which shall give effect to the provisions of the Plan.

14. Regulatory Authority Approval

This Plan and any amendments hereto are subject to all necessary approvals of the applicable Regulatory Authorities.

15. Choice of Law

This Plan is established under and the provisions of this Plan will be subject to and interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

INTERNATIONAL ROYALTY

CORPORATION

CBN
FINANCIAL PRINTING
Printed in Canada

251464

CIBC Mellon Trust Company 
CIBC Mellon

May 4, 2005

neastman@tor.fasken.com

Nova Scotia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Saskatchewan Financial Services Commission, Securities Division
Office of the Administrator of the Securities Act, New Brunswick
British Columbia Securities Commission
Autorité des marchés financiers

Dear Sirs:

RE: INTERNATIONAL ROYALTY CORPORATION

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on May 4, 2005:

X Proxy

X Notice of Meeting/Information Circular

X MD & A

X Annual Report for the Fiscal Year Ended December 31, 2004

X Annual Financial Statements for the Fiscal Year Ended December 31, 2004

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Peris Magira
Administrator, Client Services
Direct Dial: (416) 643-5567

pk\CM_IntRoyalty

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile



www.fasken.com



Nancy Eastman
Direct 416 865 4387
neastman@tor.fasken.com

March 3, 2006
File No. 237461.00001

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Registrar of Companies and Securities, Newfoundland and Labrador
The Toronto Stock Exchange

Dear Sirs/Mesdames:

Re: International Royalty Corporation

As counsel to International Royalty Corporation (the "Corporation"), we wish to advise you of the following dates in connection with the Corporation's Annual and Special Meeting of Shareholders:

Date Of Meeting:	May 18, 2006
Record Date For Notice:	March 28, 2006
Record Date For Voting:	March 28, 2006
Beneficial Ownership Determination Date:	March 28, 2006
Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
Classes or Series of Securities that entitle the holder to vote at the meeting:	Common Shares

DM_TOR/237461-00001/1834543.1



Routine Business Only:	No
CUSIP:	460277

Should you require any further information in connection with the foregoing, please call the undersigned.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

"Nancy Eastman"

Nancy Eastman

NE/nl

cc: Ray Jenner, International Royalty Corporation

INTERNATIONAL ROYALTY CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 18, 2006

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the shareholders of International Royalty Corporation (the "**Company**") will be held in the Gallery Room at the TSX Broadcast and Conference Centre, the Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 18th day of May, 2006, at the hour of 9:00 a.m. (Toronto time) for the following purposes:

1. receiving the Company's audited consolidated financial statements for the financial year ended December 31, 2005 and the auditor's report thereon;
2. appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration;
3. electing directors for the ensuing year;
4. considering, and if thought appropriate, passing, with or without amendment, a special resolution to amend the articles of the Company to change the province in which the registered office is situated from Ontario to Alberta; and
5. transacting such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Management Information Circular and a form of proxy for the Meeting accompany this notice. A copy of the Company's audited consolidated financial statements for the financial year ended December 31, 2005 and the auditor's report thereon, together with management's discussion and analysis, are contained in the Company's annual report.

Shareholders who are unable to be present in person at the Meeting are requested to sign, date and deliver the accompanying form of proxy to the Company's registrar and transfer agent CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail or hand delivery at 200 Queen's Quay East, Unit 6, Toronto ON M5A 4K9 or by fax at (416) 368-2502 so it is received on or before 9:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

DATED at Englewood, Colorado, this 27th day of March, 2006.

By Order of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

DOUGLAS B. SILVER
Chief Executive Officer

INTERNATIONAL ROYALTY CORPORATION

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of International Royalty Corporation (the ''Corporation'') hereby appoints Douglas B. Silver, Chief Executive Officer, or failing him, Douglas J. Hurst, President, or instead, ______________________________ as nominee of the undersigned, with power of substitution, to attend, act for and vote on behalf of the undersigned at the **Annual and Special Meeting of the shareholders of the Corporation to be held on Thursday, May 18, 2006 nd at any adjournment(s) thereof** and without limiting the general authority and power hereby given to such nominee, the common shares represented by this proxy are specifically directed to be voted as indicated below.

1. **FOR** ☐ **WITHHOLD VOTE** ☐ For the election of directors nominated by management as set forth in the accompanying Management Information Circular.

2. **FOR** ☐ **WITHHOLD VOTE** ☐ For the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation and authorizing the directors of the Corporation to fix their remuneration.

3. **FOR** ☐ **AGAINST** ☐ For the approval of the special resolution approving the amendment to the articles of the Corporation to change the location of the registered office from Ontario to Alberta.

This proxy will be voted and where a choice is specified, will be voted as directed. **Where no choice is specified, this proxy will confer discretionary authority and will be voted in favour of the matters referred to on the reverse side hereof.**

This proxy also confers discretionary authority to vote in respect of any other matter which may properly come before the meeting and in such manner as such nominee in his judgement may determine.

A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the meeting other than the persons designated in this form of proxy. Such right may be exercised by filling the name of such person in the blank space provided and striking out the names of management's nominees above.

This proxy revokes and supercedes all proxies of any earlier date.

THIS PROXY MUST BE DATED

DATED this ______ day of ______________________, 2006

____
Signature of Shareholder

____
Name of Shareholder *(print)*

____
Number of Shares

(See Over)

Notes:

(1) A person appointed as nominee to represent a shareholder need not be a shareholder.

(2) This proxy must be signed and dated by the shareholder or the shareholder's attorney authorized in writing. If a shareholder is a corporation this proxy must be signed under its corporate seal or by an officer or attorney thereof duly authorized.

(3) If this proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

(4) Shareholders who are unable to be present in person at the Meeting are requested to sign, date and deliver this form of proxy to the Corporation's registrar and transfer agent CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail or hand delivery at 200 Queen's Quay East, Unit 6, Toronto Ontario M5A 4K9 or by fax at (416) 368-2502 so it is received on or before 9:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

INTERNATIONAL ROYALTY CORPORATION

(the "**Company**")

SUPPLEMENTAL MAILING LIST RETURN CARD

TO: Registered and Non-Registered Shareholders

National Instruments 54-101 and 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Company's supplemental mailing list in order to receive annual and/or quarterly financial statements of the Company, together with its management discussion and analysis ("**MD&A**"). If you wish to receive such statements, please complete and return this form to:

INTERNATIONAL ROYALTY CORPORATION
c/o CIBC Mellon Trust Company
200 Queen's Quay East, Unit 6
Toronto, Ontario
M5A 4K9

☐ I wish to receive the Company's annual financial statements and MD&A.

☐ I wish to receive the Company's interim financial statements and MD&A.

____
PLEASE PRINT NAME OF SHAREHOLDER

____
MAILING ADDRESS

____
CITY/TOWN

____
PROVINCE/STATE POSTAL CODE

I understand that these statements will be mailed to me until the Company's next annual meeting of Shareholders, when a new request will be submitted by me if so desired.

BY SIGNING BELOW, THE UNDERSIGNED HEREBY CERTIFIES TO BE A SHAREHOLDER OF THE COMPANY.

DATE: ______________________________

SIGNATURE: ______________________________
SIGNATURE OF SHAREHOLDER



INTERNATIONAL ROYALTY
CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To be held Thursday, May 18, 2006
at 9:00 a.m.

The Gallery Room at the
TSX Broadcast and Conference Centre
The Exchange Tower, 130 King Street West,
Toronto, Ontario

MANAGEMENT INFORMATION CIRCULAR

March 27, 2006

INTERNATIONAL ROYALTY CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 18, 2006

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the shareholders of International Royalty Corporation (the "**Company**") will be held in the Gallery Room at the TSX Broadcast and Conference Centre, the Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 18th day of May, 2006, at the hour of 9:00 a.m. (Toronto time) for the following purposes:

1. receiving the Company's audited consolidated financial statements for the financial year ended December 31, 2005 and the auditor's report thereon;
2. appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration;
3. electing directors for the ensuing year;
4. considering, and if thought appropriate, passing, with or without amendment, a special resolution to amend the articles of the Company to change the province in which the registered office is situated from Ontario to Alberta; and
5. transacting such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Management Information Circular and a form of proxy for the Meeting accompany this notice. A copy of the Company's audited consolidated financial statements for the financial year ended December 31, 2005 and the auditor's report thereon, together with management's discussion and analysis, are contained in the Company's annual report.

Shareholders who are unable to be present in person at the Meeting are requested to sign, date and deliver the accompanying form of proxy to the Company's registrar and transfer agent CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail or hand delivery at 200 Queen's Quay East, Unit 6, Toronto ON M5A 4K9 or by fax at (416) 368-2502 so it is received on or before 9:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

DATED at Englewood, Colorado, this 27th day of March, 2006.

By Order of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

DOUGLAS B. SILVER
Chief Executive Officer

INTERNATIONAL ROYALTY CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of International Royalty Corporation (the "**Company**") to be used at the Annual and Special Meeting of the holders of common shares of the Company (the "**Common Shares**") to be held on Thursday, May 18, 2006 at 9:00 a.m. (Toronto time) (the "**Meeting**") at the TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario and at any adjournment or adjournments thereof for the purposes set out in the accompanying Notice of Meeting. In addition to solicitation by mail, certain officers, directors and employees of the Company may solicit proxies by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of solicitation by management will be borne directly by the Company. The head office of the Company is located at 10 Inverness Drive East, Suite 104, Englewood, Colorado, U.S.A. The registered office of the Company is located at 66 Wellington Street West, Suite 4200, Toronto, Ontario.

All currency amounts in this Management Information Circular are stated in Canadian dollars, unless otherwise indicated.

VOTING IN PERSON AT THE MEETING

A registered shareholder, or a non-objecting beneficial owner ("**NOBO**") whose name has been provided to the Company's registrar and transfer agent, CIBC Mellon Trust Company, will appear on a list of shareholders prepared by the registrar transfer agent for purposes of the Meeting. To vote in person at the Meeting each registered shareholder or NOBO will be required to register for the Meeting by identifying themselves at the registration desk. Non-registered beneficial shareholders (other than NOBOs) must appoint themselves as proxyholder to vote in person at the Meeting. Also see "Non-Registered Holders" below.

VOTING BY PROXY AT THE MEETING

If a registered shareholder or NOBO cannot attend the Meeting but wishes to vote on the resolutions, the registered shareholder or NOBO should sign, date and deliver the enclosed form of proxy to the Company's registrar and transfer agent, CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail or hand delivery at 200 Queen's Quay East, Unit 6, Toronto ON M5A 4K9 or by fax at (416) 368-2502 so it is received on or before 9:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. **The persons named in the enclosed form of proxy are directors and/or officers of the Company. A shareholder giving a proxy can strike out the names of the nominees printed in the accompanying form of proxy and insert the name of another nominee in the space provided, or the shareholder may complete another form of proxy. A proxy nominee need not be a shareholder of the Company.** A shareholder giving a proxy has the right to attend the Meeting, or appoint someone else to attend as his or her proxy at the Meeting and the proxy submitted earlier can be revoked in the manner described below under "Revocation of Proxies".

HOW PROXY WILL BE VOTED

The Common Shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the directions given in the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item must be left blank. **If no choice is specified in the proxy, and the nominee is proposed by management, the nominee will vote the Common Shares represented by the proxy in favour of each item left blank.** The enclosed form of proxy confers discretionary authority upon the persons named in the proxy. The discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy. As at the date of this Management Information Circular, management of the Company is not aware of any such amendment or variation or any other matter to come before the Meeting other than those referred to in the accompanying Notice of Meeting. However, if any other matters that are not now known

to management should properly come before the Meeting, the Common Shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

REVOCATION OF PROXIES

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, by fully executing another form of proxy bearing a later date and duly depositing the same before the specified time, or by written instrument revoking such proxy duly executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of the Company at 66 Wellington Street West, Suite 4200, Toronto, Ontario Attention: Nancy Eastman, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

NON-REGISTERED HOLDERS

In many cases, Common Shares beneficially owned by a holder (a ''**Non-Registered Holder**'') are registered either:

(a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited or ''**CDS**'').

Non-Registered Holders do not appear on the list of shareholders of the Company maintained by the transfer agent.

In accordance with Canadian securities law, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the form of proxy (collectively, the ''**meeting materials**'') to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company to forward the meeting materials to Non-Registered Holders.

Non-Registered Holders, other than NOBOs, will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A. *Voting Instruction Form.* In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

or

B. *Form of Proxy.* Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder's behalf), the Non-Registered Holder must

complete the form of proxy and deposit it with the Company's registrar and transfer agent, CIBC Mellon Trust Company, either by using the enclosed return envelope or by mail or hand delivery at 200 Queen's Quay East, Unit 6, Toronto ON M5A 4K9 or by fax at (416) 368-2502, as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Non-Objecting Beneficial Owners

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions or form of proxy delivered to you.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who was a director or executive officer of the Company at any time since the beginning of the Company's last financial year, or any associate or affiliate of any such person, has had any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares. As of the date hereof, there are 57,038,140 Common Shares issued and outstanding.

Each holder of Common Shares (each a "**Shareholder**" and, collectively "**Shareholders**") is entitled to one vote for each Common Share. The directors have fixed the close of business on March 28, 2006 as the record date for the Meeting. Accordingly, only Shareholders of record as at the close of business on March 28, 2006 are entitled to receive notice of and to attend and vote at the Meeting except that a transferee of Common Shares acquired after that date shall be entitled to vote at the Meeting if such transferee produces properly endorsed certificates for such Common Shares or otherwise establishes ownership of such Common Shares and has demanded not later than 10 days before the Meeting that the name of such transferee be included on the list of Shareholders entitled to vote at the Meeting.

As at the date of this Management Information Circular, to the knowledge of the directors and executive officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted at the Meeting:

Name	Number of Common Shares	Percentage of Common Shares Outstanding
CHRISTOPHER VERBISKI	8,125,349	14.2%

ANNUAL BUSINESS

Appointment of Auditors

Management of the Company recommends the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company. PricewaterhouseCoopers LLP were first appointed auditors for the Company in 2004.

Unless authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders and authorizing the directors of the Company to fix their remuneration.

Election of Directors

Directors of the Company are elected annually by the shareholders. The articles of the Company provide for a minimum of three and a maximum of 11 directors. There are currently nine directors of the Company.

Unless authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted FOR the election of the directors specified herein. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, it is intended that the discretionary power granted by the accompanying form of proxy shall be used by the persons named therein to vote at their discretion for any other person or persons as directors.

The term of office of all present directors of the Company expires at the Meeting. Management has been informed by each nominee that they are willing to stand for re-election and serve as a director. The term of office for each proposed director shall expire at the next annual meeting.

The following table sets out the names of the nine persons proposed to be nominated by management for election as directors, their province/state and country of residence, their positions with the Company and the years in which they became directors of the Company. The table includes information furnished by the nominees concerning their principal occupations, business or employment and the number of Common Shares beneficially owned, directly or indirectly, or controlled or directed as of the date hereof.

Christopher Verbiski, a shareholder of the Company, has the right to nominate two directors for election to the board of directors of the Company (the "**Board**"). Mr. Verbiski has nominated Christopher Daly and Colm St. Roch Seviour.

Name, Province/State and Country of Residence	Position with the Company	Director Since	Principal Occupation	Common Shares Beneficially Owned or Controlled
DOUGLAS B. SILVER[4] .... Colorado, USA	Director, Chairman and Chief Executive Officer	2003	Chairman and Chief Executive Officer of the Company	1,021,000
DOUGLAS J. HURST[4] .... British Columbia, Canada	Director and President	2003	President of the Company	810,001
GEORGE S. YOUNG[4] .... Colorado, USA	Director and Vice President, General Counsel	2003	Director and Vice President, General Counsel of the Company	500,000
ROBERT W. SCHAFER[1][2] .... Utah, USA	Director	2003	Vice President, Business Development of Hunter Dickinson, Inc. (a mineral company)	250,000
GORDON J. FRETWELL[3] ..... British Columbia, Canada	Director	2003	Securities lawyer at Gordon J. Fretwell Law Corp. (a law corporation)	400,000
RENE G. CARRIER[1][2][3] ..... British Columbia, Canada	Director	2003	President of Euro American Capital Corporation (a consulting company)	400,000
CHRISTOPHER DALY[1] .... Newfoundland, Canada	Director	2004	Chief Financial Officer of Coordinates Capital Corporation (a venture capital company)	—

Name, Province/State and Country of Residence	Position with the Company	Director Since	Principal Occupation	Common Shares Beneficially Owned or Controlled
COLM ST. ROCH SEVIOUR[2] . . Newfoundland, Canada	Director	2005	Senior Mining Partner of the law firm of Stewart McKelvey Stirling Scales	—
EDWARD L. MERCALDO[3] . . . . California, USA	Director	2005	Financial consultant and private investor	445,000

(1) Member of the Audit Committee.

(2) Member of the Management Resources and Compensation Committee.

(3) Member of Corporate Governance Committee.

(4) Member of the Executive Committee.

SPECIAL BUSINESS

Amendment to Articles

The articles of the Company provide that the registered office is to be situated in Ontario. The Company is considering changing the province in which the registered office is situated from Ontario to Alberta. In order to change the province in which the registered office is situated, the articles of the Company must be amended.

The amendment to the articles must be approved by a majority of two-thirds of votes cast at the Meeting on the resolution. Shareholders will be asked to consider, and if thought advisable to approve a resolution approving an amendment the Company's articles as follows:

"BE IT RESOLVED THAT:

1. International Royalty Corporation (the "**Company**") be and hereby is authorized to file an amendment to the articles of the Company to change the province in which the registered office is situated from Ontario to Alberta;

2. any one officer or director of the Company is hereby authorized and directed on behalf of the Company to deliver articles of amendment in duplicate, to the Director under the *Canada Business Corporations Act* and to sign and execute all documents and to do all things necessary or advisable in connection with the foregoing; and

3. the board of directors of the Company is hereby authorized to revoke this special resolution in whole or in part without further approval of the shareholders of the Company at any time prior to the issue by the Director under the *Canada Business Corporations Act* of a certificate of amendment in respect of the amendment referred to above."

Unless authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted FOR the special resolution approving the amendment to the articles.

EXECUTIVE COMPENSATION

Compensation of Executives

The following table provides a summary of compensation earned during each of the Company's last three financial years by the Chief Executive Officer (''**CEO**''), each Chief Financial Officer (''**CFO**'') and the President (collectively, the ''**Named Executive Officers**''). No other executive officer earned in excess $150,000 during the financial year ended December 31, 2005.

Summary Compensation Table

		Annual Compensation			Long-term Compensation	
					Awards	
Name and Principal Position	Financial Year Ended Dec 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options Granted (#)	All Other Compensation ($)
DOUGLAS B. SILVER[1]	2003[2]	68,651	nil	nil	nil	nil
Chief Executive Officer	2004	132,443	nil	nil	nil	nil
	2005	179,458	nil	nil	1,071,000	nil
RAY W. JENNER[1]	2003	nil	nil	nil	nil	nil
Chief Financial Officer	2004	nil	nil	nil	nil	nil
	2005	110,855	nil	nil	175,000	nil
DOUGLAS J. HURST	2003[2]	48,920	nil	nil	nil	nil
President	2004	96,332	nil	nil	nil	nil
	2005	156,043	nil	nil	738,000	nil
DAVID R. HAMMOND[1]	2003	nil	nil	nil	nil	nil
former Chief Financial Officer	2004[3]	3,066	nil	nil	nil	nil
	2005	83,716	nil	nil	148,000	nil

(1) Although dollar amounts in the table are in Canadian dollars, Messrs. Silver, Jenner and Hammond were paid in US dollars.

(2) For the period from incorporation (May 7, 2003) to December 31, 2003.

(3) For the period from December 14, 2004 to December 31, 2004.

Options Grants During the Most Recently Completed Financial Year

The following table sets forth information concerning the individual grants of options to purchase Common Shares granted to Named Executive Officers during the financial year ended December 31, 2005.

Named Executive Officer	Common Shares under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise Price ($/Common Share)	Market Value of Common Shares Underlying Options on the date of Grant ($/Common Share)	Expiration Date
DOUGLAS B. SILVER	900,000	22.6%	4.30	4.30	February 22, 2010
	171,000	4.3%	3.75	3.75	November 9, 2010
RAY W. JENNER	100,000	2.5%	3.97	3.97	April 19, 2010
	75,000	1.9%	3.75	3.75	November 9, 2010
DOUGLAS J. HURST	600,000	15.1%	4.30	4.30	February 22, 2010
	138,000	3.5%	3.75	3.75	November 9, 2010
DAVID R. HAMMOND	100,000	2.5%	4.30	4.30	February 22, 2010
	48,000	1.2%	3.75	3.75	November 9, 2010

Aggregated Option Exercises During The Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets out certain information with respect to options to purchase Common Shares that were exercised by the Named Executive Officers during the year ended December 31, 2005 and Common Shares under option to the Named Executive Officers as at December 31, 2005.

Option Exercises and Year-End Values

Named Executive Officer	Securities, Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at FY-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at FY-End(1) Exercisable / Unexercisable ($)
DOUGLAS B. SILVER	nil	nil	900,000 / 171,000	nil / nil
RAY W. JENNER	nil	nil	100,000 / 75,000	nil / nil
DOUGLAS J. HURST	nil	nil	600,000 / 138,000	nil / nil
DAVID R. HAMMOND	nil	nil	100,000 / 48,000	nil / nil

(1) Based on the closing price of the Common Shares on the TSX on December 30, 2005 of $3.50.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has written employment agreements with Messrs. Silver, Hurst, Hammond and Jenner. Each agreement calls for a five year term of service with annual renewals thereafter, and for minimum salary increments of not less than inflation. Each agreement also provides that in the event of the termination of the executive's employment by the Company (except for cause or voluntary resignation or retirement) or, if the executive resigns anytime within 30 days of a change in control of the Company, such executive is entitled to receive an amount equal to three times his current annual salary. Based upon their current salaries, these arrangements would result in payments of US$600,000, US$450,000, US$330,000 and US$450,000 respectively.

Composition of the Management Resources and Compensation Committee

The members of the Management Resources and Compensation Committee (the ''**MRC Committee**'') are Messrs. Robert Schafer, Colm St. Roch Seviour and Rene Carrier, with Mr. Carrier serving as Chairman. None of the members of the MRC Committee were officers or employees of the Company or any of its subsidiaries during the year ended December 31, 2005 and none were formerly an officer of the Company or any of its subsidiaries.

Report on Executive Compensation

The MRC Committee is responsible for the assessment of the performance of management and for the review and approval of salaries and other forms of compensation payable to the executive officers of the Company.

The MRC Committee also establishes procedures for the operation of the Company to ensure that ethical standards of behaviour are followed and will ensure that the Company's disclosure is full, complete and continuous.

The overall objective of the MRC Committee is to oversee the development and implementation of compensation programs in order to support the Company's overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value.

Generally compensation of the Company's executive officers, including the CEO, is provided through a combination of salary, cash bonuses, the granting of stock options and other benefits, as deemed appropriate by the MRC Committee, in order to attract and retain highly qualified and experienced executives and managers. The MRC Committee's emphasis has been to maintain a balance between cash compensation and stock-based compensation. Officer base salary levels in 2005 were determined through an analysis of the compensation of executives with similar responsibilities, levels of experience and qualifications in a group of over 20 ''comparable companies''. The comparable companies were all mineral companies with TSX listings, market capitalizations from $100 million to $400 million, and included operating companies, companies in the development stage as well as exploration companies. Officer salaries in 2005 were determined with reference to the mean of the figures from the comparable companies.

The MRC Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to senior executives of the Company and, in general, aligns the interests of the executives with those of the shareholders. In February 2005, the Company issued the first stock options under its newly formed stock option plan as compensation to management and the Board for the successful completion of its royalty acquisitions and initial public offering and to encourage management to remain with, and grow the Company over the long term. In November 2005, additional options were issued in conjunction with the Company's annual salary review. The amounts of these options were based upon the same analysis of comparable companies described above.

The MRC Committee and the Board have not, to date, established a formal program for the awarding of bonuses to senior executives based upon specific quantitative measures of performance and progress of the Company toward meeting its long term goals. Bonuses will be awarded after a review of overall performance of both the Company and the individual senior executive during the course of each calendar year. No cash bonuses were awarded during 2005. The MRC Committee plans to review the appropriateness of establishing a quantitative bonus program in 2006.

Mr. Silver has served as the Company's Chief Executive Officer since the Company's founding in May of 2003. The MRC Committee determined Mr. Silver's compensation in 2005 with reference to the average of the comparable companies described above.

Submitted on behalf of the Management Resources and Compensation Committee:

"*Rene G. Carrier*" (Chairman)

Performance Graph

The following graph illustrates the Company's cumulative total shareholder return to December 31, 2005, assuming reinvestment of dividends on each dividend payment date, on a $100 investment on February 22, 2005 (date of the Company's IPO) in Common Shares of the Company compared to the return on a comparable investment in the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index.


140
120
100
80
60
40
20
0
2/22/2005
12/30/2005
S&P/TSX Capped Diversified Metals and Mining Index
S&P/TSX Composite Index
International Royalty Corporation

Compensation of Directors

All non-executive directors of the Company will receive the following compensation: (a) US$1,000 per meeting attended personally and US$500 per meeting attended by telephone; (b) an annual director's fee of US$10,000; (c) accommodation and travel expenses for the purposes of attending Board meetings; and (d) stock options as determined by the MRC Committee of the Board. In addition, the Lead Director of the Company receives an annual fee of US$3,000 and each Committee Chair receives US$1,000 per annum. During 2005, the Company paid US$63,434 in annual directors fees, US$11,750 in board meeting fees and US$3,750 in committee meeting fees.

During the year ended December 31, 2005 the Company incurred legal fees of $12,496 to Gordon J. Fretwell Law Corp., a law corporation related to one of the Company's directors.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2005.

Plan Category	Number of Securities to be issued upon exercised of outstanding options, warrants and rights	Weighted-Average Exercise Price of outstanding options, warrants and rights	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities referred to under the heading "Number of Securities to be issued upon exercised of outstanding options, warrants and rights")
Equity Compensation Plans approved by securityholders[1]	3,978,000	$4.19	1,723,066
Equity Compensation Plans not approved by securityholders	973,658[2]	$1.76	Nil
Total	4,961,658		1,723,066

(1) The Company has a stock option plan which was approved by shareholders on May 26, 2005 which became effective on April 21, 2005 (the "**Stock Option Plan**"). 5,701,066 Common Shares are reserved for issuance under the Stock Option Plan. The exercise price of each option cannot be less than the market price of the Common Shares on the date of the grant. The maximum term of options granted is ten years.

(2) Includes 424,710 compensation warrants exercisable into 424,710 Common Shares at an exercise price of $0.80 per Common Share; and 548,948 warrants exercisable into 548,948 Common Shares at an exercise price of $3.00 per Common Share.

CORPORATE GOVERNANCE

The Board considers good corporate governance to be an integral part of the effective and efficient management of the Company. The following disclosure of the Company's approach to corporate governance is made in compliance with National Instrument 58-101 of the Canadian Securities Administrators.

Board of Directors

The Board is currently comprised of nine members, five of which (Messrs. Carrier, Daly, Mercaldo, Schafer and Seviour) are considered independent directors within the meaning of National Instrument 58-101. None of these five directors is an executive officer or employee of the Company, and none of them have any direct, or indirect, material relationship with the Company, other than as shareholders, which could reasonably interfere with the exercise of a director's independent judgment. Mr. Fretwell is not independent because he was the Secretary of the Company until May of 2005. The remaining members of the Board, Messrs. Silver, Hurst and Young are not independent since they are executive officers of the Company.

The Chairman of the Board, Mr. Silver is not an independent Director. Rene Carrier is Lead Director of the Company. In this capacity, Mr. Carrier's role is to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a board in an effective manner independently of management. During 2005, the independent directors did not hold a meeting at which non-independent directors were not in attendance. The independent directors exercise their responsibilities for independent oversight of management, and provide leadership through their majority control of the Board and ability to meet independently of management whenever deemed necessary.

During 2005, the Board held six Board meetings, four Audit Committee meetings and one Management Resources and Compensation Committee meeting. Attendance at these meetings was as follows:

Director	Board Meeting Attendance	Committee Meeting Attendance
DOUGLAS B. SILVER	6 of 6	n/a
DOUGLAS J. HURST	6 of 6	n/a
GEORGE S. YOUNG	6 of 6	n/a
ROBERT W. SCHAFER	6 of 6	5 of 5
GORDON J. FRETWELL	6 of 6	n/a

Director	Board Meeting Attendance	Committee Meeting Attendance
RENE G. CARRIER	6 of 6	5 of 5
CHRISTOPHER DALY	6 of 6	4 of 4
COLM ST. ROCH SEVIOUR(1)	4 of 4	1 of 1
EDWARD L. MERCALDO(2)	2 of 3	n/a

(1) Mr. Seviour became a director on February 22, 2005.

(2) Mr. Mercaldo became a director on March 7, 2005.

The following Directors currently are directors of other reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Director	Reporting Issuer or equivalent
DOUGLAS B. SILVER	Rockwell Ventures Inc.; Mirasol Resources Ltd.
DOUGLAS J. HURST	Maestro Ventures Ltd.
GEORGE S. YOUNG	Palladon Ventures Ltd.; Fellows Energy Ltd.
ROBERT W. SCHAFER	Copper Ridge Explorations Inc.; Anaconda Gold Corp; South Pacific Minerals Corp.; Amur Minerals Corporation
GORDON J. FRETWELL	Rockwell Ventures Inc.; Continental Minerals Corporation; Quartz Mountain Resources Ltd.; Copper Ridge Explorations Inc.; Icon Industries Limited; Bell Resources Corporation; Grandcru Resources Corporation; Pine Valley Mining Corporation; Keegan Resources Inc.; Northern Dynasty Minerals Ltd.
RENE G. CARRIER	Chartwell Technology Inc.; Continental Minerals Corporation; Quartz Mountain Resources Ltd.; Rockwell Ventures Inc.
COLM ST. ROCH SEVIOUR	Buchans River Ltd.
EDWARD L. MERCALDO	Quest Capital Corp.; Norwood Resources Ltd.

Board Mandate

The Board of Directors has not prepared a written mandate. The Board delineates is role and responsibilities through the approval and monitoring of policies and procedures that ensure sound and ethical business practices. These policies include the requirement of entirely independent members of its Audit, Management Resources and Compensation, and Corporate Governance Committees, a strategic planning process, a written corporate disclosure policy and a whistle blower policy. Through committees of the Board, procedures are in place for the assessment of the overall effectiveness of the Board, individual Directors and the committees of the Board, for succession planning and for the review and approval of procedures related to corporate governance and ethics issues.

Position Descriptions

The Board has developed a written position description for the CEO and Chairman of the Board. The Board has also developed a Charter for each Committee of the Board which delineates the responsibilities of the Committee Chairman.

Orientation and Continuing Education

All new directors are briefed on the role of the Board and its Committees, the Company's structure, its corporate strategy, financial position and other aspects of the business. Each Board member is provided with a copy of each Committee Charter, all of the Company's written policies and procedures, and any additional information considered necessary for a complete understanding of the Company's operations. Annually, the Board has an update session with legal counsel to apprise the Board of new regulations, laws and trends that will have an impact on the management of the Company. All Directors receive a comprehensive monthly report from management of the Company, delineating all activities and developments during the previous month that will affect the direction and management of the Company.

Ethical Business Conduct

The Board has not adopted a formal written code of business conduct and ethics. The Board relies upon the experience of its members and the advice of outside counsel to ensure adherence to ethical business practices. To date

the Company has not entered into any transactions or agreements in respect of which a director or executive officer has a material interest. Any such transaction or agreement that has or will come before the Board will be subject to the same decision criteria as any other, and any director with a material interest in the transaction would be required to declare the nature and extent of his interest and would not be entitled to vote on any motion related to said transaction or agreement.

Nomination of Directors

The Corporate Governance Committee, consisting entirely of independent directors, is responsible for the nomination of candidates for new Directors, Lead Director, committee vacancy's and committee chairs as vacancies arise. In addition, the Corporate Governance Committee's nomination responsibilities include making recommendations for the size and composition of the Board, general responsibilities and functions of the Board, organization and responsibilities of the Board committees, as well as the long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board, contractual obligations and the strategic direction of the Company. The plan must include; (i) a written outline describing the desired qualifications, demographics, skills and experience for potential directors; (ii) the appropriate rotation of directors on Board committees; (iii) an interview process for potential candidates for Board membership; and (iv) a list of future candidates for Board membership.

Compensation

Compensation issues are addressed by the MRC Committee, a Committee of the Board consisting entirely of independent directors. The responsibilities of the MRC Committee include the following:

(a) In consultation with the Executive Committee and the Corporate Governance Committee identify and nominate prospective members of the Board.

(b) In consultation with senior management, establish the Company's general compensation philosophy, and oversee the development and implementation of compensation programs in order to support the Company's overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value creation.

(c) Review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO's compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Committee considers, among other factors, the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the CEO in past years.

(d) Review and approve any salaries or other forms of compensation programs applicable to executive officers of the Company.

(e) Establish procedures for the operation of the Company to ensure that ethical standards are followed.

(f) Review the corporate succession and development plans for the Company at the executive officer level.

(g) Make recommendations to the Board with respect to the Company's incentive compensation plans and equity-based plans.

(h) In consultation with management, oversee regulatory compliance with respect to compensation matters, and ensure that the Company's disclosure is full, complete and continuous.

(i) To keep abreast of current developments in executive compensation in corporations engaged in similar industries.

(j) Any other duties or responsibilities expressly delegated to the MRC Committee by the Board from time to time relating to the Company's compensation programs.

Other Board Committees

In addition to the responsibilities outlined under Nomination of Directors, the Corporate Governance Committee has the following responsibilities:

A. The Corporate Governance Committee will review and make recommendations to the Board respecting:

- corporate governance in general and regarding the Board's stewardship role in the management of the Company; including the role and responsibilities of directors and appropriate policies and procedures

for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements;

- when required, a candidate for appointment of the office of CEO;
- at appropriate intervals: (i) compensation and benefit levels for the directors of the Company and its subsidiaries, and (ii) compensation and benefit levels for the Chair of the Board;
- annually, together with the Chairs of other Board Committees, the scope, duties and responsibilities of those Committees and where advisable, any amendments thereto, as well as the establishment or disbanding of board Committees and changes to their composition, including the Chairs thereof;
- periodically, directors and officers third party liability insurance coverage; and
- the framework for delegating authority from the Board to management.

B. The Corporate Governance Committee will review, approve and report to the Board on:

- the orientation process for new directors and plans for the ongoing development of existing Board members;
- the establishment of appropriate processes for the regular evaluation of the effectiveness of the Board, its committees and its members;
- annually, in conjunction with the Chair of the Board, the performance of individual directors, the Board as a whole, and committees of the Board;
- annually, in conjunction with the Chair of the CEO, including performance against corporate objectives. The Committee will also report to the MRC Committee in this regard, to assist that committee in its recommendation to the Board respecting the CEO's compensation;
- together with the Chair of the Board (where appropriate), concerns of individual directors about matters that are not readily or easily discussed at full Board meetings, to ensure the Board can operate independently of management; and
- the corporate governance disclosures in the Company's public filings.

C. The Committee will oversee compliance with the Company's Timely Disclosure, Confidentiality and Insider Trading Policy by officers and directors of the Company, authorize any waiver granted in connection with this policy, and confirm with management the appropriate disclosure of any such waiver.

D. The Committee will oversee compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

Assessments

As noted above, the Corporate Governance Committee is charged with assessing the overall performance of individual Directors, the committees of the Board and the Board as a whole.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is or, at any time during the most recently completed financial year was, a director or executive officer of the Company, and no person who is a proposed nominee for election as a director of the Company, and no associate of any of the foregoing is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed director of the Company, nor any associate or affiliate of an informed person or proposed director had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as described in the Company's Annual Information Form dated March 27, 2006.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company carries Directors' and Officers' Liability Insurance covering acts and omissions of the directors and officers of the Company and those of its controlled subsidiaries. The policies have a combined aggregate limit of $20 million over a term of one year. The premium paid by the Company was $161,625 in respect of its directors and officers as a group for 2006. The corporate policy provides for the Company to absorb a deductible amount of $100,000 on each loss and $150,000 with respect to securities claims.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Information Circular. However, if any other matters, which are not known to management, should properly come before the Meeting, it is the intention of the persons designated in the form of proxy accompanying this Management Information Circular to vote upon such matters in accordance with their best judgment.

AUDIT COMMITTEE INFORMATION

Information required by Form 52-110F1 to Multilateral Instrument 52-110 – Audit Committees can be found under the section "Audit Committee" and at Appendix A of the Company's Annual Information Form dated March 27, 2006.

ADDITIONAL INFORMATION

Additional information relating to the Company is available free of charge on SEDAR at www.sedar.com. Financial information is provided by the Company's comparative financial statements and management's discussion and analysis for the year ended December 31, 2005.

ADDITIONAL DOCUMENTATION

The Company will provide to any person (without charge to Shareholders) upon request to the Corporate Secretary at 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, one copy of: (a) the latest Annual Information Form of the Company filed with the applicable securities commissions or similar authorities in Canada; (b) the latest Management Information Circular of the Company; (c) the most recently filed comparative annual financial statements of the Company, together with the auditors report thereon, (d) any unaudited interim financial statements sent to shareholders after the date of the Company's most recently completed financial year; and (e) both the annual and interim management discussion and analysis.

APPROVAL OF DIRECTORS

The contents of this Management Information Circular and the sending, communication or delivery thereof to the Shareholders entitled to receive the Notice of the Meeting, to each director of the Company, to the auditors of the Company and to the appropriate governmental agencies have been approved and authorized by the directors of the Company.

DATED March 27, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

DOUGLAS B. SILVER
Chief Executive Officer

INTERNATIONAL ROYALTY
CORPORATION

CBN
FINANCIAL PRINTING
Printed in Canada

262121

CIBC Mellon Trust Company


CIBC Mellon

March 31, 2006

neastman@tor.fasken.com

Nova Scotia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Saskatchewan Financial Services Commission, Securities Division
Office of the Administrator of the Securities Act, New Brunswick
British Columbia Securities Commission
Autorité des marchés financiers

Dear Sirs:

RE: INTERNATIONAL ROYALTY CORPORATION

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on March 31, 2006:

X Proxy
X Notice of Meeting/Information Circular
X MD & A
X Annual Report for the Fiscal Year Ended December 31, 2005
X Annual Financial Statements for the Fiscal Year Ended December 31, 2005

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Vijaya Murugaanandan
Administrator, Client Services
Direct Dial: (416) 643-5567

pk\CM_IntRoyalty

International Royalty Corporation completes IPO, acquires Voisey's Bay Royalty and raises CAD$180 million

Denver, Colorado - February 23, 2005

International Royalty Corporation (TSX: IRC) (the "Company") announces that it has completed its initial public offering (the "Offering") raising gross proceeds of CAD$150,000,000, completed a CAD$30,000,000 offering of units consisting of common shares and debentures (the "Unit Offering") and acquired various mining royalty interests.

Haywood Securities Inc. and GMP Securities Ltd. co-led a syndicate of agents that included Canaccord Capital Corporation, Raymond James Ltd., Salman Partners Inc. and Bolder Investment Partners, Ltd., (the "Agents") in the issue and sale to the public of an aggregate of 34,883,721 common shares of the Company at a purchase price of $4.30 per common share. The Agents have been granted an over-allotment option to purchase up to an additional 2,906,977 common shares of the Company at a price of $4.30 per common share. The over-allotment option is exercisable at any time on or before March 24, 2005. Haywood Securities Inc. and GMP Securities Ltd. also acted as agents for the Unit Offering, pursuant to which sixty units were sold. Each unit is comprised of 23,256 common shares and a secured debenture in the principal amount of $500,000. The debentures have a six-year term and bear interest at the rate of 5.5% per annum.

The Company was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. In conjunction with the completion of the Offering, the Company issued 8,934,729 common shares and paid $152,812,500 to acquire various royalty interests, including a 100% interest in Archean Resources Ltd., a private company which indirectly holds an effective 2.7% net smelter return ("NSR") interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada. Other royalty interests are being acquired from Hecla Mining Company, Hunter Exploration Group and David Fawcett. In accordance with the terms of the final prospectus dated February 3, 2005, the Company also intends to acquire royalty interests owned by BHP Billiton World Exploration Inc. and its affiliates on or prior to March 24, 2005. These royalties will augment the Company's current portfolio of three royalties comprised of a 0.25% NSR on the Williams gold mine in Ontario, an effective 3.0% NSR on the Pinson gold deposit in Nevada and a 1.5% NSR on the Hasbrouck Mountain gold deposit, also in Nevada. The Company intends to create a diversified global portfolio of royalties on exploration through production stage properties.

The Company is also pleased to announce the appointment of Mr. Colm St. Roch Seviour to its board of directors. Mr. Seviour is a senior mining law partner and a member of the Natural Resources and Environmental Law Practice Groups of the St. John's office of the Atlantic Canada law firm, Stewart McKelvey Stirling Scales.

The Company currently has 53,615,492 common shares outstanding (58,864,060 common shares are outstanding on a fully diluted basis, without giving effect to the over-allotment option).

The Company's common shares are listed for trading on the Toronto Stock Exchange.

The Company granted 2,550,000 stock options to its officers and directors at an exercise price of $4.30 per common share exercisable over a period of five years.

The securities being offered and sold have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

For information, please contact Douglas B. Silver, Chairman and CEO, International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Telephone: (303) 799-9020, Fax: (303) 799-9017.

NOT FOR DISTRIBUTION TO THE US. NEWS WIRE SERVICES

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, intentions, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

INTERNATIONAL ROYALTY
CORPORATION

TSX:IRC **NR 05-02**
March 4, 2005

INTERNATIONAL ROYALTY CORPORATION RECEIVES $12.5 MILLION FROM EXERCISE OF OVERALLOTMENT

DENVER, CO, March 4 - International Royalty Corporation (TSX: IRC) (the "Company") is pleased to announce the completion of the exercise of the over allotment option (the "Option") in respect of its previously announced initial public offering of $150 million which was completed on February 22, 2005.

Pursuant to the Option, Haywood Securities Inc. and GMP Securities Ltd. as lead agents, together with a syndicate of agents that includes Canaccord Capital Corporation, Raymond James Ltd., Salman Partners Inc. and Bolder Investment Partners, Ltd., acquired 2,906,977 common shares of the Company at a purchase price of $4.30 per common share for gross proceeds of $12.5 million.

Douglas B. Silver, Chairman and CEO of the Company, said "Upon exercise of the Option, we will have in excess of $20 million in working capital to fund our acquisition and growth program. Now hat the IPO has been completed, we are pursuing royalty targets that we had previously identified, as well as new opportunities that are presenting themselves from approaches made by parties willing to create a royalty in return for financing support."

About International Royalty Corporation

The Company was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. The Company holds interests in a large portfolio of royalties, including a 100% interest in Archean Resources Ltd., a private company which indirectly holds an effective 2.7% net smelter return ("NSR") interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada; a 0.25% NSR on the Williams gold mine in Ontario; an effective 3.0% NSR on part of the Pinson gold project in Nevada, and a 1.5% NSR on the Hasbrouck Mountain gold/silver deposit, also in Nevada. The Company intends to create a diversified global portfolio of royalties on exploration through production stage properties. The Company currently receives approximately $400,000 per year in revenues from producing royalties, and expects to begin receiving in excess of $16 million per year in revenues with the commencement of operations at Voisey's Bay, projected to occur in early 2006.

The Company currently has 56,830,469 common shares outstanding (61,321,037 common shares are outstanding on a fully diluted basis).

The securities being offered and sold have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, intentions, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

On behalf of the Board of
INTERNATIONAL ROYALTY CORPORATION

"Douglas B. Silver"

Chairman, CEO and Director

For further information: Douglas B. Silver, Chairman and CEO, International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Telephone: (303) 799-9020, Fax: (303) 799-9017/ Email: info@internationalroyalty.com

International Royalty Corporation appoints Edward Mercaldo to Board of Directors

Denver, Colorado – March 8, 2005 NR 05-03

International Royalty Corporation (TSX: IRC) (the "Company") is pleased to announce the appointment of Edward Mercaldo to its board of directors. He will be the ninth director appointed to the IRC board.

Mr. Mercaldo is a financial consultant and private investor as well as a Director for Norwood Resources Ltd. Following his successful career as an international commercial and investment banker for several leading companies including the Bank of Montreal, Bankers Trust Company of New York, Gordon Capital and First Marathon Securities Mr. Mercaldo also served as the Executive Vice-President, Chief Financial Officer and Director of Diamond Fields Resources Inc. Following the purchase of Diamond Fields by Inco in August 1996, Mr. Mercaldo continued as a Director of Inco until September 2000. Mr. Mercaldo is a citizen of both Canada and the United States and resides with his family in Del Mar California where he is active in business and financial circles.

Douglas B. Silver, Chairman and CEO of the Company, said "We are very pleased to have Ed join the board. His wide ranging expertise will complement the knowledge possessed by the existing board members. I am confident that his expertise will expand our ability to increase shareholder value."

Mr. Mercaldo will be issued 300,000 stock options.

The Company was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. The Company holds interests in a large portfolio of royalties, including a 100% interest in Archean Resources Ltd., a private company which indirectly holds an effective 2.7% net smelter return ("NSR") interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada; a 0.25% NSR on the Williams gold mine in Ontario; an effective 3.0% NSR on part of the Pinson gold project in Nevada, and a 1.5% NSR on the Hasbrouck Mountain gold/silver deposit, also in Nevada. The Company intends to create a diversified global portfolio of royalties on exploration through production stage properties. The Company currently receives approximately $400,000 per year in revenues from producing royalties, and expects to begin receiving in excess of $16 million per year in revenues with the commencement of operations at Voisey's Bay, projected to occur in early 2006.

The Company currently has 56,830,469 common shares outstanding (61,621,037 common shares are outstanding on a fully diluted basis).

The securities being offered and sold have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, intentions, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

For information, please contact Douglas B. Silver, Chairman and CEO, International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Telephone: (303) 799-9020, Fax: (303) 799-9017.


INTERNATIONAL ROYALTY
CORPORATION

TSX:IRC **NR 05-04**

March 23, 2005

INTERNATIONAL ROYALTY CORPORATION RESPONDS TO WESTERN CANADIAN COAL CORP.

DENVER, CO, March 23, 2005 - International Royalty Corporation (TSX: IRC) (the "Company") today responded to an announcement made March 21, 2005 by Western Canadian Coal Corp. ("Western") relating to a royalty-sharing agreement entered into by Western on March 31, 2000 with certain individuals, including David Fawcett, with respect to the Mt. Speiker, Perry Creek, Hermann and West Brazion coal properties. (the "Royalty Sharing Agreement").

The Company recently closed a $150 million initial public offering in connection with its acquisition of an effective 2.7% Net Smelter Return royalty on the Voisey's Bay nickel deposit in Labrador. As a part of that offering, the Company negotiated and entered into definitive agreements to purchase a number of other royalty portfolios, including a definitive agreement, dated February 22, 2005, with David Fawcett to purchase 20.3% of a 1.0% FOB royalty granted by Western pursuant to the Royalty Sharing Agreement for a total consideration of $312,500 cash and 218,023 common shares of the Company valued at the IPO price. As of February 22, 2005, David Fawcett also executed assignment agreements with the Company with respect to the royalty interests being acquired by the Company. The definitive agreement and related escrow agreement called for the entire amount of cash and share consideration to be held in escrow pending the receipt by Fawcett of Western's execution of the assignment agreements.

Douglas B. Silver, Chairman and CEO of the Company, said "the Company has reviewed the Petition and supporting Affidavits filed by Western in the Supreme Court of British Columbia and believes that the position taken by Western is without merit. Although these coal royalties form only a small portion of our current portfolio, the Company will take steps to be joined in the proceeding and will vigorously pursue all legal avenues available to protect its interests."

About International Royalty Corporation

The Company was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. The Company holds interests in dozens of royalties, including an effective 2.7% Net Smelter Return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada. The Company's portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

The Company currently has 56,830,469 common shares outstanding (61,621,037 common shares are outstanding on a fully diluted basis).

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, intentions, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

On behalf of the Board of
INTERNATIONAL ROYALTY CORPORATION

"Douglas B. Silver"

Chairman, CEO and Director

For further information: Douglas B. Silver, Chairman and CEO, International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Telephone: (303) 799-9020, Fax: (303) 799-9017/ Email: info@internationalroyalty.com

INTERNATIONAL ROYALTY
CORPORATION

TSX:IRC **NR 05-05**
April 1, 2005

INTERNATIONAL ROYALTY CORPORATION SIGNS DEFINITIVE AGREEMENT WITH BHP BILLITON TO ACQUIRE 23 ROYALTY INTERESTS

DENVER, CO, April 1, 2005 - International Royalty Corporation (TSX: IRC) (the "Company") yesterday signed a definitive agreement with BHP Billiton World Exploration Inc. and several of its affiliates ("BHP Billiton") to acquire a portfolio of 23 mineral royalty interests. The definitive agreement supersedes the letter agreement between the parties dated November 15, 2004 as disclosed in the Company's prospectus dated February 3, 2005.

Consideration to be paid is US$1,240,000, consisting of US$615,000 to be paid in cash and US$625,000 in common shares of the Company valued at CAD$4.30. The shares will be issued pursuant to a private placement and will have a hold period of four months. The transaction is expected to close in April 2005. The portfolio contains various types of royalties on five feasibility-stage and 18 exploration-stage properties being explored for copper, diamonds, gold, molybdenum, non-metallics, nickel, platinoids, silver or zinc. These properties are located predominantly in Australia and Canada but are also are located in Brazil, Burkina Faso, Ghana, Mexico, Russia, Tunisia and the United States.

BHP Billiton has agreed to provide the Company with a right of first offer with respect to the common shares of the Company issued to BHP Billiton for the purchase of the royalties. The right to accept any offer made by BHP Billiton may be assigned by the Company to a third party.

Douglas B. Silver, Chairman and CEO of the Company, said "The signing of the definitive agreement is one of the first steps in the execution of our growth program. The BHP Billiton acquisition brings additional diversification and value to our growing portfolio of royalties. These royalties mark the successful completion of one of our many target acquisitions and we look forward to pursuing additional high value royalties in the future."

The Company was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. After the transaction is complete, the Company will hold interests in over 60 royalties, including an effective 2.7% net smelter return interest in the Voisey's Bay nickel-copper-cobalt project located in

Labrador, Canada. The Company's portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

The Company currently has 56,830,469 common shares outstanding.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, intentions, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

For further information please contact: Douglas B. Silver, Chairman and CEO, International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Telephone: (303) 799-9020, Fax: (303) 799-9017/ Email: info@internationalroyalty.com

INTERNATIONAL ROYALTY
CORPORATION

TSX:IRC **NR 05-06**

April 12, 2005

INTERNATIONAL ROYALTY CORPORATION UPDATES INVESTORS

DENVER, COLORADO, April 12, 2005 - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to provide this corporate update describing over $30.0 million dollars in exploration expenditures budgeted by various project operators over the next twelve months on four of the properties in which IRC holds royalties.

Douglas J. Hurst, President of IRC, said "Since the completion of our initial public offering on February 22, 2005, our royalty operators have announced one discovery, two large exploration budgets and plans for advanced development with production potential."

Unless otherwise indicated, all dollar amounts are in Canadian dollars.

Voisey's Bay Nickel-Copper-Cobalt Project Production Schedule Update

Inco released its 2004 Annual Report on March 18, 2005 and reported that they "expect to begin commissioning of the Phase One open pit mining and concentrator in Labrador in August 2005", six months ahead of schedule. The first shipment of concentrate from Voisey's Bay is expected to leave Labrador in late 2005.

Inco also reports "Construction is proceeding well on our hydrometallurgical process demonstration plant in Argentia, Newfoundland, which we expect to be ready to receive first concentrates in late 2005."

Inco reported in an investment community meeting, dated February 15, 2005, exploration results on the Reid Brook deposit, including drill intercepts of 88.9 meters grading 2.7% Ni, 1.1% Cu and 0.019% Co, 51.0 meters grading 2.2% Ni, 1.0% Cu and 0.15% Co and 34.8 meters grading 2.0% Ni, 0.7% Cu and 0.13% Co. These results have been included in the estimated indicated mineral resources for Voisey's Bay as of December 31, 2004. They also commented that the "US$15.0 million Phase One exploration program at Voisey's Bay will continue this year."

IRC owns an indirect 2.7% NSR on any future production from the Voisey's Bay Project.

Stornoway Announces $ 7.25 million Aviat Exploration Program

Stornoway Diamond Corporation (TSX:SWY), BHP Billiton Diamonds Inc. (BHP Billiton) and Hunter Exploration Group recently announced the approval of a $7.25

million exploration program for the Aviat Project on the Melville Peninsula in the Territory of Nunavut. Exploration work will include a large component of drilling and testing a minimum of 25 targets. Mobilization started in mid-March and drilling should commence by the first week of April.

The operators expect to drill as many as 50 holes by the end of the season in October 2005. To date six diamondiferous pipes have been found on the project.

IRC owns a 1.0% Gross Over-riding Royalty on any future production from the Aviat Project.

Shear Announces $5.0 million Churchill Diamond Exploration Budget

Shear Minerals Ltd. (SRM:TSXV), Stornoway Diamond Corporation. (SWY:TSX) and BHP Billiton Diamonds Inc. (BHP Billiton) recently announced the approval of a $5.0 million exploration program on the Churchill Project in Nunavut. The budget is expected to cover the cost of testing approximately 50 kimberlite targets.

Mobilization has started and drilling is planned to commence in early April and continue through to the end of the summer season.

Through the 2003 and 2004 exploration seasons 24 kimberlite pipes were discovered on the Churchill and Churchill West projects, 11 of which were shown to contain diamonds.

IRC owns a 1.0% Gross Over-riding Royalty on any future production from the Churhill and Churchill West properties.

Atna Resources Advances Pinson Gold Project, Nevada

Atna announced on February 22, 2005 a new resource estimate for the Pinson Project locted near Winnemuca Nevada. The company has stated that it "is encouraged by the size and grade of the resource and will examine options to fast-track the project into production while continuing to explore extensions of the mineralization and other targets in the area."

At a 0.20 ounces per ton cutoff, the report estimates "measured plus indicated mineral resources totalling 500,000 ounces gold plus an additional 1.3 million ounces gold of inferred mineral resource."

In a webcast presentation on March 23, 2005 Atna stated that they expect to collar an adit for development of underground workings to conduct exploration and pre-development work this May and with possible production to commence as early as 2006.

IRC owns a 3% NSR on a portion of the Pinson Project.

The preceeding information is derived from publicly available information provided by the companies indicated above. The information contained therein and in this press release has been reviewed by Dr. Neal Rigby, IRC's qualified person for each of the projects. As a passive royalty holder with respect to the properties which are the subject of the companies' public disclosure, IRC does not have any legal rights to access the properties or review any of the data which was used by any of these companies to substantiate the technical information which has been publicly disclosed. Consequently

neither IRC nor Dr. Rigby has undertaken an independent due diligence investigation to confirm the accuracy of this information. In some instances, the disclosure of the techical information has been re-worded in this press release by Dr. Rigby so as to better comply with the requirements of National Instrument 43-101. With respect to any royalties where IRC is provided with a periodic right to audit the royalty calculations by particular operators, it will disclose any information which is different from what is set out above where such differences are material to IRC.

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties, including an effective 2.7% net smelter return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

On behalf of the board of "Internationial Royalty Corporation"

Douglas J. Hurst

President and Director

For further information please contact: Douglas B. Silver, Chairman and CEO, International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Telephone: (303) 799-9020, Fax: (303) 799-9017 Email: info@internationalroyalty.com

INTERNATIONAL ROYALTY
CORPORATION

TSX:IRC **NR 05-07**

April 18, 2005

INTERNATIONAL ROYALTY CORPORATION ADOPTS SHAREHOLDER RIGHTS PLAN

DENVER, COLORADO, April 18th, 2005 - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to announce the establishment of a shareholder rights plan agreement effective April 18th, 2005. Although the rights plan is effective upon its adoption, in accordance with Toronto Stock Exchange requirements, it will be submitted to the shareholders for ratification at IRC's annual meeting scheduled to be held on May 26th, 2005.

If the rights plan resolution is ratified and confirmed at the annual meeting, the shareholder rights plan will continue in effect until the earlier of the termination time, as defined in the rights plan, or the date upon which the annual meeting of the holders of common shares terminates in 2008. If the rights plan resolution is not approved at the meeting, the rights plan will terminate at the end of the meeting.

The rights plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder value in the event of a takeover bid or other acquisition that could lead to the change in control of IRC. It is not intended to deter takeover proposals. The Reporting Issuer believes that the Rights Plan is similar to those adopted by other Canadian companies, is consistent with Canadian corporate practice and addresses guidelines for such plans set out by institutional investors.

Douglas B. Silver, Chairman and CEO of IRC, said "The rights plan is intended to provide time for shareholders to properly assess any takeover bid and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and holding discussions with other potential bidders."

In making the announcement, IRC is not aware of any pending or threatened takeover initiatives directed at the company. A copy of the rights plan is available by contacting IRC at info@internationalroyalty.com.

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties, including an effective 2.7% net smelter return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada. IRC's

portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst
President and Director

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:
Douglas B. Silver, Chairman and CEO: (303) 799-9020
Douglas J. Hurst, President: (250) 352-5573
International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado USA 80112
Fax: (303) 799-9017
info@internationalroyalty.com
www.internationalroyalty.com

INTERNATIONAL ROYALTY
CORPORATION

TSX:IRC **NR 05-08**

April 20, 2005

INTERNATIONAL ROYALTY CORPORATION APPOINTS RAY JENNER AS CHIEF FINANCIAL OFFICER

DENVER, COLORADO, April 20th, 2005 - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to announce the appointment of Ray Jenner as its Chief Financial Officer. Mr. Jenner has over 20 years of finance, tax and accounting experience in the international mining sector and has held several senior management positions over the past 12 years. He formerly served as Vice President, Finance and CFO for Nord Resources Corp. and Vice President and Treasurer for Echo Bay Mines Ltd.

Mr. Jenner will be replacing David R. Hammond, Ph.D., who has been serving as interim CFO for IRC during its recently completed initial public offering. Dr. Hammond will return to his regular position within IRC as Vice President, Strategic Planning.

Douglas Hurst, President of IRC, said "We are very pleased to have Ray join us as CFO. The experience and expertise he possesses will be an asset to the company. His addition to the management team will give IRC a unique edge which we look forward to leveraging for our shareholders."

Mr. Jenner will be issued 100,000 stock options at the exercise price of CAD$3.90 per share.

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties, including an effective 2.7% net smelter return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst
President and Director

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals,

including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:
Douglas B. Silver, Chairman and CEO: (303) 799-9020
Douglas J. Hurst, President: (250) 352-5573
International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado USA 80112
Fax: (303) 799-9017
info@internationalroyalty.com
www.internationalroyalty.com

INTERNATIONAL ROYALTY
CORPORATION

TSX:IRC NR 05-09

April 26, 2005

INTERNATIONAL ROYALTY CORPORATION CLOSES ON 14 ROYALTIES

DENVER, COLORADO, April 26th, 2005 - International Royalty Corporation (TSX: IRC) ("IRC") announces it has completed the acquisition of 14 royalties that it had previously negotiated with BHP Billiton World Exploration Inc. ("BHP Billiton").

On November 15, 2004, IRC entered into a binding agreement with BHP Billiton to acquire a portfolio of mineral royalties for a total purchase price of US$1,250,000 dollars, one-half payable in cash and the balance by issuing 180,189 common shares at CAD$4.30 per share. Since November, as a result of due dilligence, the Los Cumani and Selwyn royalties have been excluded from the portfolio and the purchase price has been decreased to US$1,230,000 to reflect these changes.

On April 19th, 2005, IRC completed the purchase of 14 royalties in the portfolio for 180,189 common shares shares and US$65,000. The shares are subject to a four month hold period expiring August 19, 2005. The acquisition of the eight remaining royalites is expected to be completed within the next few weeks.

The 22 interests include various types of royalties on feasibility-stage and exploration-stage properties including copper, diamond, gold, molybdenum, non-metallics, nickel, platinoids, silver and zinc projects. Ten of the properties are located in Canada while the others are in Australia, Brazil, Burkina Faso, Ghana, Mexico, Russia, Tunisia and the United States.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to

update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:
Douglas B. Silver, Chairman and CEO: (303) 799-9020
Douglas J. Hurst, President: (250) 352-5573
International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado USA 80112
Fax: (303) 799-9017
info@internationalroyalty.com
www.internationalroyalty.com

INTERNATIONAL ROYALTY
CORPORATION

TSX:IRC **NR 05-10**

May 26, 2005

INTERNATIONAL ROYALTY CORPORATION RE-APPOINTS DIRECTORS

TORONTO, ONTARIO, May 26th, 2005 - International Royalty Corporation (TSX: IRC) ("IRC") announces that it has concluded its Annual and Special Meeting, at which its shareholders elected nine directors, appointed auditors, approved a new Shareholder Rights Plan Agreement and approved an amended and restated Stock Option Plan.

The nine elected directors are Douglas B. Silver, Douglas J. Hurst, George S. Young, Robert W. Schafer, Gordon J. Fretwell, Rene G. Carrier, Christopher Daly, Colm St. Roch Seviour and Edward L. Mercaldo. PricewaterhouseCoopers LLP was re-appointed as the auditors.

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties, including an effective 2.7% net smelter return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst
President and Director

For further information please contact:
Douglas B. Silver, Chairman and CEO: (303) 799-9020
Douglas J. Hurst, President: (250) 352-5573
International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado USA 80112
Fax: (303) 799-9017
info@internationalroyalty.com
www.internationalroyalty.com

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
International Royalty Corporation announces new and improved website

DENVER, June 28 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) ("IRC" or "the Company") is pleased to announce a new and improved website. Log on to www.internationalroyalty.com to view updated information on the Company, management, press releases, archived presentations and SEDAR filings for IRC.

Douglas J. Hurst, President of IRC, said "We are excited to ramp up our investor relations program. IRC is dedicated to using all available best practices to keep our investors updated and informed on valuable information about the Company."

The new IRC website is one of several steps being taken as a part of IRC's investor relations campaign. The Company recently employed Jack Perkins to oversee the Company's investor relations activities and retained Renmark Financial, one of the largest retail investor relations firms in Canada, to assist in expanding the Company's exposure to investors. IRC is currently embarked on an 18-week advertising campaign in the Northern Miner.

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties, including an effective 2.7% net smelter return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

%SEDAR: 00021569E

/For further information: Douglas B. Silver, Chairman and CEO: (303) 799-9020; Douglas J. Hurst, President: (250) 352-5573, info(at)internationalroyalty.com, www.internationalroyalty.com; Renmark Financial Communications Inc., Tina Cameron : tcameron(at)renmarkfinancial.com; Edith English : eenglish(at)renmarkfinancial.com; Media, Cynthia Lane: clane(at)renmarkfinancial.com; (514) 939-3989, www.renmarkfinancial.com/
(IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION

CNW 13:10e 28-JUN-05

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
International Royalty Corporation reports quarterly results

TSX: IRC

DENVER, CO, Aug. 15 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) (the "Company") is pleased to report its second quarter financial results. All figures are in United States dollars unless otherwise noted.

<<
Summary of Quarterly Information:

($ thousands, except per share data)	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Statement of Operations				
Royalty revenues	$ 107	$ 102	$ 205	$ 188
General and administrative	677	128	1,089	252
Stock-based compensation expense	216	-	4,867	92
Net loss for the period	(989)	(110)	(6,606)	(312)
Basic and diluted loss per share	(0.02)	(0.01)	(0.15)	(0.04)
Statement of Cash Flows				
Cash used in operating activities	(592)	(52)	(844)	(69)
Cash used in investing activities	(171)	-	(127,650)	-
Cash from (used in) financing activities	(580)	-	142,938	-
Effect of exchange rate changes on cash	(163)	-	143	-
Increase (decrease) in cash and cash equivalents	(1,506)	(52)	14,587	(69)

($ thousands)	June 30, 2005	December 31, 2004
Balance Sheet		
Cash and cash equivalents	$ 15,398	$ 811
Total assets	256,394	3,502
Shareholders' Equity	161,669	2,758

>>

The Company reported a net loss for the three months ended June 30, 2005 of $989,000 or $0.02 per share. After excluding the non-cash stock-based compensation charge for the quarter of $216,000, the loss for the period was $773,000, or $0.01 per share.

The Company reported a net loss for the six months ended June 30, 2005 of $6,606,000 or $0.15 per share. After excluding the non-cash stock-based compensation charge for the six months of $4,867,000, which was incurred in conjunction with taking the Company public, the loss for the period was $1,739,000, or $0.04 per share.

On February 22, 2005, the Company completed an initial public offering

(the "IPO"), raising gross proceeds of CA$162.5 million on the sale of 37,790,698 common shares of the Company. The Company also raised an additional CA$30 million in gross proceeds through the sale of units consisting of 1,395,360 common shares of the Company and CA$30,000,000 in senior secured debentures. The proceeds of these transactions were used for the indirect acquisition of the Voisey's Bay royalty and other royalties as further described in the Company's consolidated financial statements for the six months ended June 30, 2005.

As required by Canadian generally accepted accounting principles, the Company recorded an adjustment to the purchase price of the Voisey's Bay royalty and to its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes. This adjustment will have no impact on either past or future cash flows of the Company. Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company's tax net operating losses, and certain expenses of the IPO and the Unit Offering. Details of the balance in future income taxes at June 30, 2005 is as follows:

<<

(in thousands of US$)	
Adjustment to royalty interest in mineral properties	$ 77,954
Adjustment to common shares to reflect the tax deductibility of expenses of the offering	(3,877)
Future income tax expense	82
	$ 74,159

>>

The acquisition of the Voisey's Bay royalty has positioned the Company for significant growth in revenues and operating cash flows once the Voisey's Bay mine commences operations, expected later in 2005 or in early 2006. In addition, the Company has a strong cash position of $15.4 million and working capital of $16.5 million at June 30, 2005.

Complete quarterly results are available on SEDAR and on the Company's website at www.internationalroyalty.com .

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

%SEDAR: 00021569E

/For further information: Douglas B. Silver, Chairman and CEO: (303) 799-9020; Douglas J. Hurst, President: (250) 352-5573, info(at)internationalroyalty.com, www.internationalroyalty.com ; Renmark Financial Communications Inc.: Tina Cameron : cameron(at)renmarkfinancial.com; Edith English: english(at)renmarkfinancial.com; Media: Cynthia Lane:

clane(at)renmarkfinancial.com, (514) 939-3989, www.renmarkfinancial.com/
(IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION

CNW 09:23e 16-AUG-05

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
International Royalty Corporation announces production of first nickel concentrate at Voisey's Bay project

TSX:IRC

DENVER, CO, Sept. 16 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to report that Inco Limited ("Inco") has announced the successful production of first concentrate at the Voisey's Bay project in Labrador, Canada. IRC holds the largest royalty, a 2.7% net smelter return, on the Voisey's Bay project.

Inco's press release stated that it remains "on target to see the first shipment of concentrate from the Voisey's Bay project in November 2005, well ahead of the original project schedule. Production from Voisey's Bay in 2006 is currently expected to be approximately 110 million pounds of nickel in concentrate. The project will also produce cobalt and copper."

Douglas B. Silver, Chairman and CEO of IRC, said "We are very excited about the latest news from Voisey's Bay. Investing in projects with efficient and effective operators is key to our business model and we applaud Inco on its success in bringing the Voisey's Bay project to production ahead of schedule."

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

%SEDAR: 00021569E

/For further information: Douglas B. Silver, Chairman and CEO, (303) 799-9020; Douglas J. Hurst, President, (250) 352-5573, info(at)internationalroyalty.com, www.internationalroyalty.com ; Renmark Financial Communications Inc.: Tina Cameron, tcameron(at)renmarkfinancial.com; Edith English, eenglish(at)renmarkfinancial.com; Media, Cynthia Lane, clane(at)renmarkfinancial.com, (514) 939-3989, www.renmarkfinancial.com/
(IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION

CNW 09:30e 16-SEP-05

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Inco opens Voisey's Bay Hydromet Plant

TSX:IRC

DENVER, CO, Oct. 24 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to report that Inco Limited ("Inco") has announced the opening of the Hydromet Demonstration Plant in Argentia, Newfoundland, the next phase of the Voisey's Bay Project. IRC holds an effective 2.7% royalty in Voisey's Bay. The royalty is calculated on the value of metals produced by the mine after deducting smelting, refining, and shipping costs.

Scott Hand, Inco's Chairman and CEO stated "Our hydromet research and development program represents one of the most significant R&D investments in Canada. Hydromet technology offers a cost-effective and environmentally friendly alternative to conventional smelting and refining which will help place the Canadian mining industry at the forefront of the development of this processing technology."

Inco is developing hydromet technologies for Voisey's Bay in four stages: bench-scale laboratory testing, which is already completed; the operation of a 1/10,000 scale mini-pilot plant which began in 2003 and was completed in June 2005; the operation of a 1/100 scale demonstration plant; and its final application in a commercial plant environment. The commercial plant, utilizing this technology to treat Voisey's Bay nickel concentrates, would be built in Newfoundland and Labrador.

Hydromet has several key advantages over a conventional smelting and refining process. It is more economical in terms both of capital and operating expenses, eliminates shipping of concentrate to Inco's smelters in Ontario and Manitoba, and it is more energy efficient and more environmentally friendly, eliminating the sulphur dioxide and dust emissions associated with a conventional smelter. The hydromet technology was not contemplated by IRC when it initially valued the Voisey's Bay royalty and IRC is currently evaluating its impact.

The demonstration plant phase of the hydromet R&D program is scheduled to conclude in late 2007, at which time Inco will complete its assessment of the technical and economic feasibility of using hydromet technology to treat Voisey's Bay nickel concentrates at the commercial processing plant. Construction of the commercial processing plant would begin in 2009 and be completed by the end of 2011. Inco plans to make its first shipment of concentrate from the project in November and to ramp up production to 110 Mlb of nickel in concentrate (plus quantities of cobalt and copper) in 2006.

The preceding information is derived from publicly available information provided by the company indicated above. The information contained therein and in this press release has been reviewed by Mr. Nick Michael, IRC's qualified person for the project. As a passive royalty holder with respect to the properties which are the subject of the companies' public disclosure, IRC does not have any legal rights to access the properties or review any of the data which was used by the company to substantiate the technical information which has been publicly disclosed. Consequently neither IRC nor Mr. Michael has undertaken an independent due diligence investigation to confirm the accuracy of this information. In some instances, the disclosure of the technical information has been re-worded in this press release by Mr. Michael so as to better comply with the requirements of National Instrument 43-101. With respect to any royalties where IRC is provided with a periodic right to audit the royalty calculations by particular operators, it will disclose any information which is different from what is set out above where such differences are material to IRC.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

%SEDAR: 00021569E

/For further information: please contact: Douglas B. Silver, Chairman and CEO: (303) 799-9020; Douglas J. Hurst, President: (250) 352-5573, info(at)internationalroyalty.com, www.internationalroyalty.com ; Renmark Financial Communications Inc.: Tina Cameron, tcameron(at)renmarkfinancial.com; Edith English, eenglish(at)renmarkfinancial.com; Media: Cynthia Lane, clane(at)renmarkfinancial.com, (514) 939-3989, www.renmarkfinancial.com/

(IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION

CNW 15:36e 24-OCT-05

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
International Royalty Corporation reports quarterly results

TSX: IRC

DENVER, CO., Nov. 11 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) (the "Company") is pleased to report its third quarter financial results. All figures are in United States dollars unless otherwise noted.

Summary of Quarterly Information:

<<

($ thousands, except per share data)	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
Statement of Operations				
Royalty revenues	$ 107	$ 73	$ 312	$ 261
General and administrative	558	128	1,647	380
Stock-based compensation expense	-	-	4,867	92
Net loss for the period	(1,128)	(104)	(7,734)	(416)
Basic and diluted loss per share	(0.02)	(0.01)	(0.16)	(0.05)
Statement of Cash Flows				
Cash flows from (used in) operating activities	(600)	8	(1,301)	(61)
Cash flows used in investing activities	(1,525)	(26)	(129,175)	(26)
Cash flows from (used in) financing activities	(11)	-	142,927	-
Increase (decrease) in cash and cash equivalents	(2,136)	(18)	12,451	(87)

($ thousands)	September 30, 2005	December 31, 2004
Balance Sheet		
Cash and cash equivalents	$ 13,262	$ 811
Total assets	255,643	3,502
Shareholders' Equity	160,539	2,758

The Company reported a net loss for the three months ended September 30, 2005 of $1,128,000 or $0.02 per share. The loss for the nine months ended September 30, 2005 was $7,734,000 or $0.16 per share. After excluding the non-cash stock-based compensation charge for the nine months of $4,867,000, which was incurred in conjunction with taking the Company public, the loss for the period was $2,867,000, or $0.06 per share.

On February 22, 2005, the Company completed an initial public offering (the "IPO"), raising gross proceeds of CA$162.5 million on the sale of 37,790,698 common shares of the Company. The Company also raised an additional CA$30 million in gross proceeds through the sale of units consisting of 1,395,360 common shares of the Company and CA$30,000,000 in senior secured debentures. The proceeds of these transactions were used for the indirect acquisition of the Voisey's Bay royalty and other royalties as further described in the Company's consolidated financial statements for the nine months ended September 30, 2005.

As required by Canadian generally accepted accounting principles, the

Company recorded an adjustment to the purchase price of the Voisey's Bay royalty and to its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes. This adjustment will have no impact on either past or future cash flows of the Company. Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company's tax net operating losses, and certain expenses of the IPO and the Unit Offering. Details of the balance in future income taxes at September 30, 2005 is as follows:

(in thousands of US$)	
Adjustment to royalty interest in mineral properties	$ 77,954
Adjustment to common shares to reflect the tax deductibility of expenses of the offering	(3,335)
Royalty interest amortization	252
Discount on senior secured debentures	818
Net operating losses	(2,015)
Other, net	12
	$ 73,686

>>

The acquisition of the Voisey's Bay royalty has positioned the Company for significant growth in revenues and operating cash flows upon the commencement of Voisey's Bay mine operations. In addition, the Company has a strong cash and short-term investment position of $15.0 million and working capital of $16.8 million at September 30, 2005.

During September 2005, Inco Limited announced that it had produced its first concentrate from the Voisey's Bay mine and that it expects to see the first shipment of concentrate in November 2005. This schedule would result in the recognition of the Company's first royalty revenue from Voisey's Bay during the quarter ended December 31, 2005, with the first royalty payment expected in February 2006.

On November 9, 2005, the Company granted 978,000 stock options to its directors, officers and employees. The options have an exercise price of CA$3.75 per common share and will vest over a period of three years.

Complete quarterly results are available on SEDAR and on the Company's website at www.internationalroyalty.com .

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

%SEDAR: 00021569E

/For further information: Douglas B. Silver, Chairman and CEO: (303) 799-9020; Douglas J. Hurst, President: (250) 352-5573, info(at)internationalroyalty.com, www.internationalroyalty.com; Renmark Financial Communications Inc.: Tina Cameron: tcameron(at)renmarkfinancial.com;

Edith English: eenglish(at)renmarkfinancial.com; Media - Cynthia Lane:
clane(at)renmarkfinancial.com, (514) 939-3989, www.renmarkfinancial.com/
(IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION

CNW 09:30e 11-NOV-05

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
International Royalty Corporation benefits from major milestone at Voisey's Bay

TSX: IRC

DENVER, CO, Nov. 18 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to report that Inco Limited ("Inco") has announced another major milestone at its Voisey's Bay project in Labrador, Canada, with the first shipment of nickel concentrate on November 16, 2005, more than six months ahead of the original project schedule.

IRC holds an effective 2.7% royalty in the Voisey's Bay project. The royalty is calculated on the value of metals produced from the mine after certain deductions. According to the terms of the royalty agreement, the royalty shall be paid on a quarterly basis within forty-five days after the end of each fiscal quarter in respect of the proceeds received in such fiscal quarter. To date, Inco has met every one of its publicly announced projections for Voisey's Bay since IRC's purchase of the royalty.

In a press release dated November 16, 2005 Inco stated "The concentrate is being shipped to Quebec City and from there will be sent to Sudbury by rail. Inco expects to produce first finished nickel from the Voisey's Bay concentrate in the first quarter of 2006.

Production at Voisey's Bay will ramp up over the coming months. The annual production capacity of Phase One of the Voisey's Bay project is expected to be 110 million pounds of nickel in concentrate, containing 5 million pounds of cobalt and up to 15 million pounds of copper. Phase One of the project will also produce copper concentrate containing approximately 70 million pounds of copper in concentrate annually."

The preceding information is derived from publicly available information provided by Inco. The information contained therein and in this press release has been reviewed by Mr. Nick Michael of SRK Consulting, IRC's qualified person for the project. As a royalty holder with respect to the properties which are the subject of Inco's public disclosure, IRC may not have legal rights to constant access to the properties or to a current review of the data which was used by IRC to substantiate the technical information which has been publicly disclosed. Consequently neither IRC nor Mr. Michael has undertaken an independent due diligence investigation to confirm the accuracy of this information as of this time. In some instances, the disclosure of the technical information has been re-worded in this press release by Mr. Michael so as to better comply with the requirements of National Instrument 43-101.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or

management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

%SEDAR: 00021569E

/For further information: Douglas B. Silver, Chairman and CEO, (303) 799-9020; Douglas J. Hurst, President, (250) 352-5573; info(at)internationalroyalty.com; www.internationalroyalty.com; Renmark Financial Communications Inc.: Tina Cameron, tcameron(at)renmarkfinancial.com; Edith English, eenglish(at)renmarkfinancial.com; Media: Cynthia Lane, clane(at)renmarkfinancial.com, (514) 939-3989; www.renmarkfinancial.com/

(IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION

CNW 09:30e 18-NOV-05

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Significant new discovery potential on IRC Royalty interest

TSX:IRC

DENVER, CO, Dec. 1 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to report that Atna Resources Ltd. (Atna) announced that the first drill intersection from an underground hole drilled in the Ogee zone on the Pinson project suggests potential for a significant new discovery. IRC holds net smelter return royalties up to 3% on the Pinson project. Atna has confirmed that the hole is on land covered by an IRC royalty. In a press release dated November 16, 2005 Atna stated "assay intervals are reported as follows:

<<

OGEE ZONE
Underground Core Results

Drill Hole	Depth ft	From ft	To ft	Length ft(m)	Au opt(g/t)
UGOG-004	282.0	109.5	257.0	147.5 (44.97)	0.970 (33.5)
(including)		127.0	181.6	54.6 (16.6)	1.297 (45.2)
(including)		204.2	241.5	37.3 (11.3)	1.323 (45.4)

>>

The mid-point of this intercept is located 145 feet north and 175 feet below the previously released adit level channel samples that averaged 34 feet grading 0.692 oz/ton Au (August 17, 2005). The drill intersection is believed to intersect the zone obliquely. It is significantly broader than expected but there is insufficient information to estimate the true thickness with any confidence. Current geologic interpretation indicates that the zone may be wider at this level than the width of the Ogee zone exposed in the main adit level. Three other holes have been completed in the Ogee zone and assays remain pending. Drilling is continuing with one machine from a tunnel that will enable drilling the zone over 450 feet of strike and up and down dip." Atna reports that "further assays will be reported within the next several weeks."

Atna also announced that it "has taken steps to improve drilling productivity on the Range Front zone where past progress has been unusually slow due to lack of drills, crews and difficult drilling conditions. Two surface core rigs and one reverse circulation rotary drill are operating on a 24-hour basis to define the upper zone of the resource. Assay results to date continue to support the initial mineral resource estimate and to define the margins of the higher-grade mineralization.

<<

RANGE FRONT ZONE
Surface Core-tail Results

Drill Hole	Depth ft	From ft	To ft	Length ft(m)	Au opt(g/t)
APRF-232	732.3	710.9	713.5	2.6 (0.8)	0.143 (4.9)
APRF-237	975.0	605.0	615.0	15.0 (4.6)	0.304 (10.4)
(and)		695.0	726.0	31.0 (9.5)	0.111 (3.8)
APRF-238	815.0	716.5	717.7	1.2 (0.4)	0.524 (17.97)
APRF-239	957.0	698.0	725.0	27.0 (8.2)	0.738 (25.3)
APRF-246	672.0	581.3	592.0	9.7 (3.0)	0.141 (4.8)
APRF-248	745.0	600.0	609.0	9.0 (2.7)	0.401 (13.7)
APRF-252	739.0	686.0	692.4	6.4 (1.9)	0.519 (17.8)
APRF-256	750.0	645.0	655.0	10.0 (3.1)	0.563 (19.3)

>>

Only one underground hole (UGRF -- 002) successfully intersected the Range Front.
Two other holes cut hanging wall mineralization. All are reported as follows:

<<

Range Front-Underground Core Results

Drill Hole	Depth ft	From ft	To ft	Length ft(m)	Au opt (g/t)
UGRF-001	159.0	20.0	26.2	6.2 (1.9)	0.352 (12.1)
UGRF-002	373.0	83.4	90.0	6.6 (2.0)	0.140 (4.8)
UGRF-003	424.0	245.0	246.0	1.0 (0.3)	0.981 (33.6)

>>

The Ogee mineralization is an entirely new zone, which is not included in the resource estimate reported and filed on SEDAR with a supporting 43-101 report on March 24, 2005. The reported resource includes measured and indicated resources of 519,000 ounces of gold plus an inferred resource of 1,332,000 ounces of gold at a 0.15 oz/t cutoff grade. This resource estimate is open along strike and down dip and is further enhanced by the Ogee potential and several other promising targets on the property. David Watkins, President and CEO, said "this Ogee hole is one of the most exciting holes I have seen. It certainly indicates outstanding potential to increase the size and grade of the Pinson deposit. Our project team is doing an excellent job."

Atna has an option to earn a 70% interest in the Pinson project from Pinson Mining Company (Barrick Gold). Atna expects the underground exploration and development program will satisfy the earn-in expenditure requirement of US$12 million and provide the basis to prepare a prefeasibility study for Pinson Mining by the end of this year."

The preceding information is derived from publicly available information provided by Atna. The information contained therein and in this press release has been reviewed by Mr. Nick Michael of SRK Consulting, IRC's qualified person for the purpose of this release. As a royalty holder with respect to the properties which are the subject of Atna's public disclosure, IRC may not have legal rights to constant access to the properties or to a review of the data which was used to substantiate the technical information which has been publicly disclosed. Consequently neither IRC nor Mr. Michael has undertaken an independent due diligence investigation to confirm the accuracy of this information as of this time. In some instances, the disclosure of the technical information may have been re-worded in this press release by Mr. Michael so as to better comply with the requirements of National Instrument 43-101.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% net smelter return royalty on the Voisey's Bay project in Labrador, Canada.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or

management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case ould differ materially from those currently anticipated in such statements. C does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

%SEDAR: 00021569E

/For further information: please contact: Douglas B. Silver, Chairman and CEO: (303) 799-9020; Douglas J. Hurst, President: (250) 352-5573 info(at)internationalroyalty.com; www.internationalroyalty.com ; Renmark Financial Communications Inc.: Tina Cameron : tcameron(at)renmarkfinancial.com; Edith English : eenglish(at)renmarkfinancial.com; Media, Cynthia Lane: clane(at)renmarkfinancial.com, (514) 939-3989, www.renmarkfinancial.com/

(IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION

CNW 11:45e 01-DEC-05

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Potential of new Pinson discovery expands on International Royalty NSR property

DENVER, CO, Jan. 12 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to report that Atna Resources Ltd. (Atna) announced drill intersections from eight more underground diamond drill holes in the Ogee zone on the Pinson project thereby expanding the area of known mineralization on Atna's significant discovery in the Ogee Zone. IRC holds net smelter return royalties of up to 3% on the gross value of any future production from the Pinson project and Atna has confirmed that the drill holes below are on land covered by an IRC royalty. In a press release dated January 11, 2006 Atna stated:

"High grade results include 58.5 feet grading 1.69 oz/ton gold and 15.9 feet grading 1.23 oz/ton gold in Hole UGOG-10. Hole UGOG-10 was drilled approximately 50 feet above the previously announced results from hole UGOG-004 (147.5' (at) 0.97 oz/ton Au). Assays are pending from several other holes and drilling has resumed with two underground machines to further explore the Ogee zone, following a Christmas break.

<<

OGEE ZONE-Underground Core Results:

Drill Hole	From (ft)	To (ft)	Length -- ft (m)	Au opt (g/t)
UGOG-001	32.0	41.0	9.0 (2.7)	0.486 (16.7)
UGOG-002	25.0	32.0	7.0 (2.1)	0.722 (24.8)
UGOG-003	35.5	40.4	4.9 (1.5)	0.646 (22.1)
	61.0	62.9	1.9 (0.6)	0.755 (25.9)
UGOG-005	32.0	37.0	5.0 (1.5)	0.617 (21.2)
	214.5	222.0	7.5 (2.3)	1.175 (40.3)
UGOG-007	12.5	18.4	5.9 (1.8)	0.617 (21.1)
	78.0	103.2	25.2 (7.7)	1.173 (40.2)
UGOG-009	8.5	15.0	6.5 (2.0)	0.292 (10.0)
UGOG-010	50.0	65.9	15.9 (4.8)	1.226 (42.0)
	111.0	114.0	3.0 (0.9)	0.763 (26.2)
	156.5	215.0	58.5 (17.8)	1.691 (57.9)
UGOG-011	318.0	330.0	12.0 (3.7)	0.270 (9.3)

>>

The drilling confirms the company's discovery of a significant new zone of mineralization that may provide an early mining opportunity because of the high grade and ready access from the adit. However, the mineralization has a complex outline and more drilling is required to determine its size and shape for any resource estimate...

Atna has an option to earn a 70% interest in the Pinson project from Pinson Mining Company (Barrick Gold). The underground exploration and development program will satisfy the earn-in expenditure requirement of US$12 million and will provide the information to prepare a prefeasibility study for Pinson Mining as part of the earn-in requirement."

The preceding information is derived from publicly available information provided by Atna. The information contained in the Atna press release and in this press release has been reviewed by Dr. Neal Rigby of SRK Consulting, IRC's qualified person for the purpose of this release. As a royalty holder with respect to the properties which are the subject of the Atna release quoted above, IRC may not have legal rights to constant access to the properties or to a review of the data which was used to substantiate the technical information which has been publicly disclosed. Consequently neither IRC nor Dr. Rigby has undertaken an independent due diligence investigation to confirm the accuracy of this information as of this time. In some instances, the disclosure of the technical information may have been re-worded or edited

in this press release by Dr. Rigby so as to better comply with the requirements of National Instrument 43-101.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% net smelter return royalty on the Voisey's Bay project in Labrador, Canada.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst
President

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

%SEDAR: 00021569E

/For further information: please contact: Jack Perkins, Director of Investor Relations, (303) 991-9500; Douglas J. Hurst, President, (250) 352-5573; info(at)internationalroyalty.com; www.internationalroyalty.com; Renmark Financial Communications Inc.: Tina Cameron: tcameron(at)renmarkfinancial.com; Barry Mire : bmire(at)renmarkfinancial.com; Media: Cynthia Lane: clane(at)renmarkfinancial.com; (514) 939-3989; www.renmarkfinancial.com/

(IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION

CNW 17:34e 12-JAN-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Stornoway / BHP announce next round of Aviat kimberlite sample results on IRC'S royalty lands

DENVER, CO, Jan. 13 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to report that Stornoway Diamond Corporation (TSX:SWY) ("Stornoway"), BHP Billiton Diamonds Inc. ("BHP Billiton") and Hunter Exploration Group have announced additional microdiamond results from exploration conducted on lands covered by a 1% Gross Overriding Royalty (GOR) owned by IRC. The Aviat Joint Venture is between Stornoway (70%), BHP Billiton (20%), and Hunter Exploration Group (10%) that covers approximately 4.2 million acres of the Melville Peninsula in Nunavut, Canada. In a press release dated January 12, 2006 Stornoway stated:

"Caustic fusion analysis of surface samples totaling 71.7 kg of the AV5 kimberlite body has yielded 161 diamonds, 74.1 kg of AV6 returned 123 diamonds, 70.6 kg of AV7 returned 108 diamonds and 62.7 kg of AV8 has yielded 70 stones.

The largest stones retrieved from AV5, 6, 7 and 8 to date (in mm) are 2.076x1.908x1.183, 1.324x 1.654x0.522, 1.114x0.995x0.245, and 1.054x0.571x0.551 respectively.

Detailed sieve data is reported below and represents the total diamond counts from each kimberlite, adding recent results to previously reported tallies.

<<

KIMBERLITE	TOTAL WEIGHT (kg)	TOTAL DIAMONDS	NUMBER OF DIAMONDS PER SIEVE SIZE (MM SQUARE MESH SIEVE)				
			0.106 to 0.150	0.150 to 0.212	0.212 to 0.300	0.300 to 0.425	0.425 to 0.600
AV5	71.74	161	52	42	29	18	13
AV6	74.065	123	32	33	24	11	12
AV7	70.63	108	42	31	19	9	4
AV8	62.725	70	20	20	16	9	5

KIMBERLITE	TOTAL WEIGHT (kg)	TOTAL DIAMONDS	NUMBER OF DIAMONDS PER SIEVE SIZE (MM SQUARE MESH SIEVE)			
			0.600 to 0.850	0.850 to 1.180	1.180 to 1.70	+1.70
AV5	71.74	161	5	1	0	1
AV6	74.065	123	7	4	0	0
AV7	70.63	108	3	0	0	0
AV8	62.725	70	0	0	0	0

>>

Eira Thomas, President and CEO (of Stornoway) commented: "To date we have

identified a cluster of nine kimberlite bodies within a confined area. All are significantly diamondiferous, with early stage microdiamond distribution curves that are amongst the best in Canada. These results, in conjunction with several excellent, un-sourced, high interest mineral trains from elsewhere on the property continue to highlight the economic potential of Aviat".

IRC owns multiple Gross Overriding Royalties ranging from 1% to 1.75 % on approximately 20.0 million acres of diamond exploration lands in both Nunavut and the Northwest Territories.

The preceding information is derived from publicly available information provided by Stornoway. The information contained in the Stornoway press release and in this press release has been reviewed by Dr. Neal Rigby of SRK Consulting, IRC's qualified person for the purpose of this release. As a royalty holder with respect to the properties which are the subject of the Stornoway release quoted above, IRC may not have legal rights to constant access to the properties or to a review of the data which was used to substantiate the technical information which has been publicly disclosed. Consequently neither IRC nor Dr. Rigby has undertaken an independent due diligence investigation to confirm the accuracy of this information as of this time. In some instances, the disclosure of the technical information may have been re-worded or edited in this press release by Dr. Rigby so as to better comply with the requirements of National Instrument 43-101.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% net smelter return royalty on the Voisey's Bay project in Labrador, Canada.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst
President

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

%SEDAR: 00021569E

/For further information: please contact: Jack Perkins, Director of Investor Relations, (303) 991-9500; Douglas J. Hurst, President, (250) 352-5573; info(at)internationalroyalty.com; www.internationalroyalty.com; Renmark Financial Communications Inc.: Tina Cameron : tcameron(at)renmarkfinancial.com; Barry Mire: bmire(at)renmarkfinancial.com; Media: Cynthia Lane: clane(at)renmarkfinancial.com; (514) 939-3989; www.renmarkfinancial.com/
(IRC.)



CO: INTERNATIONAL ROYALTY CORPORATION

CNW 09:00e 13-JAN-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
International Royalty Corporation anticipates smooth transition from start-up to production at Voisey's Bay

TSX:IRC

DENVER, Colorado, Feb. 15 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) ("IRC"), further to its press release of November 18, 2005, is pleased to report that Inco Limited ("Inco") continues to progress through the start-up phase and into the full production phase at its Voisey's Bay project in Labrador, Canada. The first shipment of nickel concentrate was made on November 16, 2005, more than six months ahead of the original project schedule, and a full year of output is expected from Voisey's Bay for 2006. Inco comments in its most recent press release dated February 14, 2006:

> "We marked a number of significant milestones at our Voisey's Bay project in 2005 - the production of first concentrate, the opening of our demonstration plant in Argentia, Newfoundland to test hydrometallurgical technologies for processing Voisey's Bay nickel concentrates, the first concentrate shipments to our operations in Ontario and Manitoba, and the first production of finished nickel from Voisey's Bay concentrate at our Sudbury operations in early January 2006.
>
> The ramp-up at Voisey's Bay is going very well. As a result, we have raised our 2006 production estimate from this operation to about 120 million pounds of nickel in concentrate."

Elsewhere in this release Inco notes that:

> "... the impact of Voisey's Bay in 2006 will not be fully realized until we have a steady flow of Voisey's Bay concentrates to our Ontario and Manitoba operations in the second half of 2006."

Inco also comments that it expects to produce 340 million pounds of copper in 2006:

> "... including 65 million pounds in Voisey's Bay copper concentrates to be sold to third parties."

(The preceding information is derived primarily from publicly available information provided by Inco and is subject to the cautionary statements and assumptions which accompanied such information in the applicable Inco public disclosure documents. The information contained therein and in this press release has been reviewed by Mr. Nick Michael of SRK Consulting, IRC's qualified person for the project.)

IRC holds an effective 2.7% royalty in the Voisey's Bay project through its 90% indirect interest in the Labrador Nickel Royalty Limited Partnership (LNRLP). The royalty is calculated on the basis of the actual proceeds received by Inco's subsidiary, Voisey's Bay Nickel Corporation (VBNC) less certain transportation and processing deductions. According to the terms of the royalty agreement, the royalty interest shall be paid byVBNC on a quarterly basis within forty-five days after the end of each fiscal quarter in which proceeds are received by VBNC. The agreement also provides that IRC is entitled to conduct annual audits of the net smelter return calculation to verify that controls and procedures are in place to ensure timely and accurate reporting.

IRC has been in contact with Inco concerning the procedures and schedule of royalty payments to be made by VBNC to the LNRLP. Although the first concentrate shipments from the mine occurred in the last quarter of 2005, IRC has been advised by Inco that proceeds were not recognized during that quarter, due to settlement times and procedures for the recognition and

booking of proceeds under agreements covering the sale of nickel and copper concentrates produced by VBNC. As a result, the LNRLP did not receive a payment from VBNC on February 14, 2006, which is the 45th day following the end of the final quarter of 2005. Inco has informed IRC that it will be provided with copies of the applicable sales agreements when they are finalized and executed. Based upon IRC's review and interpretation of information provided by Inco, IRC anticipates its first royalty payment will be received on or about May 15, 2006.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur and specifically IRC's anticipation that its first royalty payment will be received on or about May 15, 2006. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the timing of VBNC's booking of proceeds under applicable sales agreements. The forward-looking statements included in this release represent IRC's views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC's views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC's views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements. You are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

Material Assumptions

IRC's statement in this press release regarding its anticipated timing of a royalty payment is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by Inco to IRC directly, Inco's statements in the public domain and that the terms of the applicable sales agreements for the concentrate will be consistent with statements made by Inco to IRC.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

%SEDAR: 00021569E

/For further information: Douglas B. Silver, Chairman and CEO: (303) 799-9020; Douglas J. Hurst, President: (250) 352-5573, info(at)internationalroyalty.com, www.internationalroyalty.com; Renmark Financial Communications Inc.: Tina Cameron : tcameron(at)renmarkfinancial.com; Barry Mire: bmire(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717, www.renmarkfinancial.com/
(IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION

CNW 13:42e 15-FEB-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
International Royalty Corporation announces Supreme Court of British Columbia upholds coal Royalty Agreement

TSX:IRC

DENVER, CO, Feb. 27 /CNW Telbec/ - International Royalty Corporation (TSX:IRC) ("IRC") is pleased to announce that the Supreme Court of British Columbia has upheld the royalty-sharing agreement ("the Royalty Agreement") entered into by Western Canadian Coal Corp. ("Western") on March 31, 2000 with certain individuals, including David Fawcett ("Fawcett"), with respect to the Mt. Speiker, Perry Creek, Hermann and West Brazion coal properties.

On February 22nd, 2005 IRC signed a definitive agreement with Fawcett to acquire 20.3% of a 1% royalty of the price (FOB) for all product tonnes of coal produced from the Wolverine and Brazion properties located in north eastern British Columbia as granted under the royalty agreement. Four properties are covered by the royalty interests.

The purchase price was CA$1,250,000, payable CA$312,500 in cash and the balance by the issue of 218,023 Common Shares of IRC valued at the IPO price. The definitive agreement and related escrow agreement called for the entire cash and share consideration to be held in escrow pending the receipt by Fawcett of Western's execution of the assignment agreements acknowledging the Royalty Agreement and Fawcett's sale to IRC.

On March 21st, 2005 Western filed with a petition in the Supreme Court of British Columbia challenging the validity of the Royalty Agreement.

On February 24th, 2006 the Supreme Court of British Columbia upheld the Royalty Agreement. Western has 30 days to appeal this decision.

On February 9th, 2006, Western announced in its Third Quarter 2006 Operating Results, that it "is constructing a coal preparation plant at Wolverine to handle 3.0 million tonnes of hard coking coal per annum. Initial [illegible]oughput is expected to commence in July 2006 at the rate of 2.4 million [illegible]nnes per annum. Earlier this year, (Western) applied to the BC government for an increase in the allowable production at Wolverine from 1.6 million tonnes to 2.4 million tonnes per annum. A decision is expected this quarter."

At the time of IRC's signing of the definitive agreement, (Western) had applied for an annual production rate of 1.6 million tonnes of coal at the Wolverine mine. IRC is very pleased to see that Western is pursuing a greatly expanded production schedule.

The preceding information is derived from publicly available information. The information contained in the Western press release and in this press release has been reviewed by Mr. Nick Michael of SRK Consulting, IRC's qualified person for the purpose of this release. IRC may not have legal rights to constant access to the properties or to a review of the data which was used to substantiate the technical information which has been publicly disclosed. Consequently neither IRC nor Mr. Michael has undertaken an independent due diligence investigation to confirm the accuracy of this information as of this time. In some instances, the disclosure of the technical information may have been re-worded or edited in this press release by Mr. Michael so as to better comply with the requirements of National Instrument 43-101.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. [illegible]'s portfolio includes royalties on properties ranging from the exploration [illegible]ough production stages across the globe including an effective 2.7% net smelter return royalty on the Voisey's Bay project in Labrador, Canada.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas Silver
Chairman and CEO

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

%SEDAR: 00021569E

/For further information: please contact: Jack Perkins, Director of Investor Relations, (303) 991-9500; Douglas J. Hurst, President, (250) 352-5573; info(at)internationalroyalty.com; www.internationalroyalty.com; Renmark Financial Communications Inc.: Tina Cameron, tcameron(at)renmarkfinancial.com; Barry Mire, bmire(at)renmarkfinancial.com; (514) 939-3989, Fax: (514) 939-3717, www.renmarkfinancial.com/

(IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION

CNW 12:31e 27-FEB-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
International Royalty Corporation reports quarterly and annual results

TSX:IRC

DENVER, CO, March 10 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) (the "Company") is pleased to report its fourth quarter and full year 2005 financial results. All figures are in United States dollars unless otherwise noted.

Summary of Quarterly / Annual Information:
<<

($ thousands, except per share data)	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Statement of Operations				
Royalty revenues	$ 113	$ 96	$ 425	$ 357
General and administrative	633	256	2,280	636
Stock-based compensation expense	125	-	4,992	92
Net loss for the period	(761)	(229)	(8,495)	(645)
Basic and diluted loss per share	(0.01)	(0.03)	(0.17)	(0.08)
Statement of Cash Flows				
Cash flows used in operating activities	(488)	(100)	(1,789)	(161)
Cash flows used in investing activities	(20)	(73)	(129,195)	(99)
Cash flows from (used in) financing activities	(19)	867	142,908	867
Increase (decrease) in cash and cash equivalents	(527)	(694)	11,924	607

($ thousands)	December 31, 2005	December 31, 2004
Balance Sheet		
Cash, cash equivalents and short-term investments	$ 14,451	$ 811
Total assets	255,165	3,502
Shareholders' Equity	159,894	2,758

The Company reported a net loss for the quarter ended December 31, 2005 of $761,000 or $0.01 per share compared to $229,000 or $0.03 per share during the fourth quarter of 2004. The loss for the year ended December 31, 2005 was $8,495,000 or $0.17 per share compared to a loss of $645,000 or $0.08 per share in 2004. After excluding the non-cash stock-based compensation charge for the year of $4,992,000, the loss for the year was $3,503,000, or $0.07 per share.

On February 22, 2005, the Company completed an initial public offering (the "IPO"), raising gross proceeds of CA$162.5 million on the sale of 37,790,698 common shares of the Company. The Company also raised an additional CA$30 million in gross proceeds through the sale of units consisting of 1,395,360 common shares of the Company and CA$30,000,000 in senior secured debentures. The proceeds of these transactions were used for the indirect acquisition of the Voisey's Bay royalty and other royalties as further

described in the Company's consolidated financial statements for the year ended December 31, 2005.

As required by Canadian generally accepted accounting principles, the Company recorded a component of the cost of the Voisey's Bay royalty and to its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. This adjustment will have no impact on either past or future cash flows of the Company. Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company's tax net operating losses, and certain expenses of the IPO and the Unit Offering. Details of the balance in future income taxes at December 31, 2005 is as follows:

(in thousands of US$)	
Royalty interests in mineral properties	$ 78,239
Share issue costs	(3,112)
Net operating loss carry-forward	(2,484)
Discount on senior secured debentures	641
Other, net	(132)
	$ 73,152

>>

The acquisition of the Voisey's Bay royalty has positioned the Company for significant growth in revenues and operating cash flows upon the commencement of Voisey's Bay mine operations. In addition, the Company has a strong cash and short-term investment position of $14.5 million and working capital of $15.9 million at December 31, 2005.

During November 2005, Inco Limited announced its first shipment of nickel concentrate from the Voisey's Bay mine and subsequently announced production of its first finished nickel product from the Voisey's Bay mine in early January 2006. This schedule should result in the receipt of the Company's first royalty payment from Voisey's Bay during the second quarter of 2006.

On November 9, 2005, the Company granted 978,000 stock options to its directors, officers and employees. The options have an exercise price of CA$3.75 per common share and will vest over a period of three years.

Complete financial results will be made available on SEDAR and on the Company's website at www.internationalroyalty.com.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur and specifically IRC's anticipation that its first royalty payment will be received during the second quarter of 2006. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the timing of VBNC's booking of proceeds under applicable sales agreements. The forward-looking statements included in this release represent IRC's views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC's views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC's views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements. You are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

Material Assumptions

IRC's statement in this press release regarding its anticipated timing of a royalty payment is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by Inco to IRC directly, Inco's statements in the public domain and that the terms of the applicable sales agreements for the concentrate will be consistent with statements made by Inco to IRC.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

%SEDAR: 00021569E

/For further information: Jack Perkins, Investor Relations Director, (303) 991-9500; Douglas J. Hurst, President, (250) 352-5573; info(at)internationalroyalty.com, www.internationalroyalty.com; Renmark Financial Communications Inc.: Tina Cameron, tcameron(at)renmarkfinancial.com; Barry Mire, bmire(at)renmarkfinancial.com, (514) 939-3989, Fax : (514) 939-3717, www.renmarkfinancial.com/
(IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION

CNW 17:56e 10-MAR-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
IRC updates investors on diamond and coal royalties

TSX:IRC

DENVER, Colorado, March 29 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to update its investors on the progress of its diamond and coal royalties.

Diamond Royalties

Indicator Minerals Inc. ("IME") and its joint venture partner Hunter Exploration Group ("Hunter") announced on March 27, 2006 that 25.5kg of kimberlite float discovered on the Barrow Project ("Barrow") in the Nunavut Territory in 2005 has yielded 171 micro diamonds and five macro diamonds. IRC holds a 1% gross overriding royalty on the Barrow project. In a press release dated March 27, 2006 IME stated:

"The 25.5kg sample was submitted to SRC Geoanalytical Laboratories ("SRC") for micro diamond analysis using caustic fusion. A total of 171 micro diamonds and five macro diamonds (defined as greater than or equal to 0.50mm in 2 dimensions) were recovered (see table below). SRC provided descriptions for diamonds down to 0.3mm. The majority were described as clear and colourless and were dominated by octahedral crystal form (...visit our website at www.indicatorminerals.com). The three largest diamonds measure as follows: 1.00mm x 0.50mm x 0.40mm, 0.84mm x 0.70mm x 0.38mm and 0.78mm x 0.58mm x 0.50 mm.

Sample UPR6401DK 25.5kg	0.075 mm	0.106 mm	0.150 mm	0.212 mm	0.300 mm	0.425 mm	0.600 mm	Total
Diamonds(i)	71	45	19	16	18	6	1	176

(i) As reported by Saskatchewan Research Council

The kimberlite float was discovered on the Barrow Project during the 2005 field season while following up high priority airborne geophysical targets and is part of the same occurrence from which a macro-diamond was recovered during the extraction of indicator minerals (see IME news release dated 27 September, 2005). IME is confident that the kimberlite float originated on its property; however, this cannot be definitively established without drilling."

The preceding diamond royalty information is derived from publicly available information provided by IME. The information contained in the IME press release and in this press release has been reviewed by Nick Michael of SRK Consulting, IRC's qualified person for the purpose of this release. As a royalty holder with respect to the properties which are the subject of the IME release quoted above, IRC may not have legal rights to constant access to the properties or to a review of the data which was used to substantiate the technical information which has been publicly disclosed. Consequently neither IRC nor Mr. Michael has undertaken an independent due diligence investigation to confirm the accuracy of this information as of this time. In some instances, the disclosure of the technical information may have been re-worded or edited in this press release by Mr. Michael so as to better comply with the requirements of National Instrument 43-101.

Coal Royalties

Western Canadian Coal Corp. ("Western") has filed a notice to appeal the decision of the Supreme Court of British Columbia to uphold the royalty-sharing agreement (the "Royalty Agreement") entered into by Western Canadian Coal Corp. on March 31, 2000 with certain individuals, including David Fawcett ("Fawcett") with respect to the Mt. Speiker, Perry Creek, Hermann and West Brazion coal properties in north eastern British Columbia.

On February 22, 2005 IRC signed a definitive agreement with Fawcett to acquire 20.3% of a 1% royalty of the price (FOB) for all product tonnes of coal produced from the Wolverine and Brazion properties as granted under the Royalty Agreement. The definitive agreement and related escrow agreement called for the entire cash and share consideration to be held in escrow pending the receipt by Fawcett of Western's execution of the assignment agreements acknowledging the royalty-sharing agreement and Fawcett's sale to IRC.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% net smelter return royalty on the Voisey's Bay project in Labrador, Canada.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst
President

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

%SEDAR: 00021569E

/For further information: Jack Perkins, Director of Investor Relations, (303) 991-9500; Douglas J. Hurst, President, (250) 352-5573, info(at)internationalroyalty.com; www.internationalroyalty.com; Renmark Financial Communications Inc.: Tina Cameron : tcameron(at)renmarkfinancial.com; Barry Mire : bmire(at)renmarkfinancial.com; Media: Eva Jura : ejura(at)renmarkfinancial.com; (514) 939-3989, Fax: (514) 939-3717, www.renmarkfinancial.com/
(IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION

CNW 13:34e 29-MAR-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
IRC Royalty update - Pinson ounces and gold grade increase - Barrick backs in for US$30 million

DENVER, CO, April 10 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to report that Atna Resources Ltd. (Atna) made three significant announcements relating to the Pinson Gold Project in a News Release dated April 6, 2006:

- Revised Resource Estimates for the Pinson Project
- Barrick's decision to earn back a 70% interest for US$30 million (through its wholly owned subsidiary, Pinson Mining Company)
- New drill results from the Ogee and Front Range Zones

IRC holds net smelter return royalties up to 3% on the Pinson project.

Atna stated in the release:

"Vancouver, B.C. (April 6, 2006). Atna announces that Pinson Mining Company (PMC) will increase its interest in the Pinson property in Nevada to seventy percent (70%). Under the terms of the agreement, PMC must spend US$30 million on further exploration and development of the property to back-in to a 70% interest. Completion of qualifying expenditures would result in formation of a 70:30 joint venture with PMC holding the 70% interest. If Pinson fails to make US$30 million of qualifying expenditures within 3 years Atna will regain a 70% interest.

Atna's President, David Watkins, said "Atna has discovered an exceptional amount of gold at Pinson and created an opportunity to build a gold mine in a short time period. Atna shareholders will benefit from the $30 million being spent to add value to the project. The Pinson Mining Company's expenditures will reduce Atna's risk and capital requirements and may create an opportunity to participate in a larger operation. The Pinson Mining Company decision to back-in exhibits confidence that the Pinson project may satisfy Barrick's operating threshold. Barrick is a well established and reputable operator in the district and can be relied upon to do an excellent job as our partner. The Pinson property is bound to play a key role in the growth of Atna as a gold exploration and mining enterprise.

Revised Pinson Resource Estimate

Atna has recalculated the February 2005 resource estimate to include drill results received by January 2006. Measured and indicated resources increased to 712,000 ozs (compared to 467,000 ozs in February 2005). The average grade of those ounces increased from 0.34 opt to 0.42 opt. Ogee zone resources are mainly in measured and indicated categories and could provide early high grade minable material. In the upper portion of the Range Front zone (above the 4,200-foot level) mineralization in the measured and indicated categories increased from 240,000 tons to 270,000 tons and the grade increased from 0.33 oz/t to 0.44 oz/ton. Additional holes in the Range Front and Ogee Zones completed after this resource estimate are reported below. No additional drilling was done in the CX zone and results are unchanged from February 2005.

<<

Pinson Project Revised Resource Estimate

Measured and Indicated Resources (0.20 oz/ton Au cutoff)

Area	Category	Short Tons (000)	Grade (oz/ton Au)	Contained oz Au(000)
Ogee Zone	Measured	201.0	0.647	130.2
	Indicated	131.0	0.654	85.4

Area	Category	Short Tons (000)	Grade (oz/ton Au)	Contained oz Au(000)
	Meas.+ Ind.	331.0	0.650	215.6
Range Front Zone	Measured	176.4	0.341	60.2
	Indicated	437.9	0.479	209.8
	Meas.+ Ind.	614.3	0.439	270.0
CX Zone	Measured	319.0	0.300	97.0
	Indicated	427.0	0.300	130.0
	Meas.+ Ind.	746.0	0.300	226.0
Total of all Zones	Measured	696.4	0.413	287.4
	Indicated	995.9	0.427	425.2
	Meas.+ Ind.	1,692.3	0.421	712.6
Compared to Feb-05 M+I	Meas.+ Ind.	1,467.0	0.320	467.0

Pinson Project Revised Resource Estimate

Inferred Resources (0.20 oz/ton Au cut-off)

Area	Category	Short Tons (000)	Grade (oz/ton Au)	Contained oz Au(000)
Ogee Zone	Inferred	17.0	0.765	13.0
Range Front Zone	Inferred	2,422.0	0.353	855.7
CX Zone	Inferred	658.0	0.280	185.0
Total of all zones	Inferred	3,097.0	0.340	1,053.7
Compared to Feb-05 Inf	Inferred	3,889.0	0.330	1,273.0

The mineral resource estimates above were calculated utilizing the commercial software, Surpac Vision Version 5.1, for both the revision of the upper Range Front and the Ogee zone. Grade shells (0.1 oz/ton or above) were constructed utilizing geologic cross sections and 15-foot level plans. Drill data within the grade shells was composited into 5-foot assay intervals to build a block model of the material within the grade shell constraints. The grade distribution within the block model was calculated using the Inverse distance weighted estimation algorithm. Each block within the model is a 10 foot cube. Resource blocks within the shell were classified as Measured (blocks within 50 feet of a drill hole data point), Indicated (blocks within 50 to 100 feet of a drill hole data point) and Inferred (blocks within 100 to 150 feet of a drill hole data point). The projections from drill hole data points is consistent with projections made in the original resource estimate for the property by R. Sim and first published in February 2005 and supported by a Technical Report filed in March 2005 with Sedar.

The reader is cautioned that the mineral resources are not mineral reserves and therefore do not have any demonstrated economic viability at the present time. Additionally, the reader must recognize that the resource estimate is based upon a series of preliminary assumptions and does not represent an economic analysis for this project or for the mineral resources tabulated above. Atna has used industry standard methods and general cost estimates from operating mines in Northern Nevada, with similar ore type, exploitation methods, metallurgy, and milling characteristics to formulate the

revised resource estimate with a base case of 0.20 oz/ton cutoff.

Additional Drill Results

A significant number of drill holes from recent drilling had not been assayed prior to the cut-off date for inclusion in the resource revision. Drill hole results received since the resource recalculation was completed include the following:

Ogee Zone Drill Hole Results

Drill Hole	From (ft)	To (ft)	Length ft (m)	Au opt (g/t)
UGOG-021	76.0	110.8	34.8 (10.6)	0.744 (25.5)
UGOG-022	659.0	676.2	17.2 (5.2)	0.831 (28.5)
and	743.1	748.3	5.2 (1.6)	0.370 (12.7)
UGOG-023	136.0	152.5	16.5 (5.0)	0.286 (9.8)
UGOG-024	189.0	200.5	11.5 (3.5)	0.232 (7.9)
UGOG-025	266.5	302.5	36.0 (11.0)	0.554 (19.0)
UGOG-026	153.5	158.5	5.0 (1.5)	0.218 (7.5)
UGOG-029	117.3	126.0	8.7 (2.7)	0.350 (12.0)
UGOG-031	173.0	188.0	15.0 (4.6)	0.632 (21.7)
UGOG-032	526.0	532.4	6.4 (1.9)	0.423 (14.5)
UGOG-034	489.0	533.4	44.4 (13.5)	0.677 (23.2)

Range Front Zone Drill Hole Results

Drill Hole	From (ft)	To (ft)	Length ft (m)	Au opt (g/t)
APRF-251	589.0	599.0	10.0 (3.1)	0.457 (15.7)
and	623.5	639.4	15.9 (4.8)	0.133 (4.6)
and	672.5	705.0	32.5 (9.9)	0.376 (12.9)
APRF-258	551.0	562.5	11.5 (3.5)	0.569 (19.5)
APRF-269	410.0	425.0	15.0 (4.6)	0.232 (8.0)
APRF-277	90.0	150.0	60.0 (18.3)	0.219 (7.5)
APRF-284	605.0	680.0	75.0 (22.9)	0.648 (22.2)
APRF-285	405.0	445.0	40.0 (12.2)	0.109 (3.7)
UGRF-005	186.0	203.0	17.0 (5.2)	0.884 (30.3)
UGRF-006	334.0	364.8	30.8 (9.4)	0.804 (27.6)"

>>

The preceding information is derived from publicly available information provided by Atna. The information contained therein and in this press release has been reviewed by Mr. Nick Michael of SRK Consulting, IRC's qualified person for the purpose of this release. As a royalty holder with respect to the properties which are the subject of Atna's public disclosure, IRC may not have legal rights to constant access to the properties or to a review of the data which was used to substantiate the technical information which has been publicly disclosed. Consequently neither IRC nor Mr. Michael has undertaken an independent due diligence investigation to confirm the accuracy of this information as of this time. In some instances, the disclosure of the technical information may have been re-worded in this press release by Mr. Michael so as to better comply with the requirements of National Instrument 43-101.

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% net smelter return royalty on the Voisey's Bay project in Labrador, Canada.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst
President and Director

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

%SEDAR: 00021569E

/For further information: please contact: Jack Perkins, Director, Investor Relations: (303) 991-9500; Douglas J. Hurst, President: (250) 352-5573; info(at)internationalroyalty.com; www.internationalroyalty.com; Renmark Financial Communications Inc.: Tina Cameron : tcameron(at)renmarkfinancial.com; Barry Mire: bmire(at)renmarkfinancial.com; Media: Eva Jura: ejura(at)renmarkfinancial.com; (514) 939-3989; www.renmarkfinancial.com/

(IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION

CNW 11:36e 10-APR-06


RECEIVED
CORPORATE FINANCE

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

International Royalty Corporation
10 Inverness Drive, Suite 104
Englewood, Colorado, USA
80112

Item 2 - Date of Material Change:

March 8, 2005.

Item 3 – News Release:

A press release was issued on March 8, 2005.

Item 4 – Summary of Material Change:

International Royalty Corporation announced the appointment of Edward Mercaldo to its board of directors. He will be the ninth director appointed to the board.

Item 5 – Full Description of Material Change:

Mr. Mercaldo is a financial consultant and private investor as well as a Director for Norwood Resources Ltd. Following his successful career as an international commercial and investment banker for several leading companies including the Bank of Montreal, Bankers Trust Company of New York, Gordon Capital and First Marathon Securities Mr. Mercaldo also served as the Executive Vice-President, Chief Financial Officer and Director of Diamond Fields Resources Inc. Following the purchase of Diamond Fields by Inco in August 1996, Mr. Mercaldo continued as a Director of Inco until September 2000. Mr. Mercaldo is a citizen of both Canada and the United States and resides with his family in Del Mar California where he is active in business and financial circles.

Mr. Mercaldo will be issued 300,000 stock options.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

This material change report is not being filed on a confidential basis.

Item 7 - Omitted Information:

No material information has been omitted.

Item 8 – Executive Officer who is knowledgeable about the material change:

Any inquiries with respect to this material change report should be directed to Douglas B. Silver, Chairman and Chief Executive Officer of International Royalty Corporation, Telephone: (303) 799-9020, Fax: (303) 799-9017.

Item 9 – Date of Report:

DATED this 23rd day of March, 2005.

INTERNATIONAL ROYALTY CORPORATION

By: *"Douglas B. Silver"*
Douglas B. Silver
Chairman and Chief Executive Officer



MATERIAL CHANGE REPORT

1. **Reporting Issuer**

   International Royalty Corporation
   10 Inverness Drive East
   Suite 104
   Englewood, Colorado
   USA 80112

2. **Date of Material Change**

   April 18, 2005

3. **Press Release**

   A press release describing the material change was issued on April 18, 2005 in Englewood, Colorado. A copy of the press release is attached as Schedule "A" hereto.

4. **Summary of Material Change**

   On April 18, 2005, the Board of Directors of the Reporting Issuer announced that it has adopted a Shareholder Protection Rights Plan (the "Rights Plan"). The Rights Plan is currently in effect, but must be ratified and confirmed by a resolution passed by a majority of the votes cast by independent shareholders at a shareholders meeting held on or before October 18, 2005 (the "Meeting"). If the Rights Plan is ratified and confirmed by a majority of the votes cast by independent shareholders at the Meeting, the Rights Plans will continue in effect until the date upon which the annual meeting of the holders of the common shares terminates in 2008 subject to earlier termination or expiration of the Rights Plan in accordance with its terms. If the Rights Plan is not ratified and confirmed by a majority of the votes cast by independent shareholders at the Meeting, the Rights Plan and all rights issued pursuant to the Rights Plan will be deemed terminated.

5. **Full Description of Material Change**

   The Board of Directors of the Reporting Issuer has adopted a new Rights Plan.

   The purpose of the Rights Plan is to provide the Board of Directors and shareholders of the Reporting Issuer with sufficient time to evaluate a take-over bid and, if appropriate, to pursue alternatives with a view to maximizing shareholder value. The Rights Plan also seeks to ensure that all shareholders are treated fairly in any transaction involving a change in control of the Reporting Issuer and have an equal opportunity to participate in the benefits of a take-over bid.

The Reporting Issuer believes that the Rights Plan is similar to those adopted by other Canadian companies, is consistent with Canadian corporate practice and addresses published guidelines for such plans set out by institutional investors.

Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of shareholders are considered to be "Permitted Bids." A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws, remain open for 60 days and satisfy certain other conditions.

Under the Rights Plan, rights are issued and attach to all common shares of the Reporting Issuer outstanding as at the record time and to all voting shares of the Reporting Issuer issued thereafter, subject to the limitations set forth in the Rights Plan. In the event of a take-over bid that does not meet the Permitted Bid requirements, those rights will entitle the shareholders (other than any shareholder or group of shareholders making the take-over bid) to purchase additional common shares of the Reporting Issuer at a substantial discount to the market value of such common shares.

The Reporting Issuer has stated that it is unaware of any pending or threatened take-over bids for the Reporting Issuer.

A summary of the material terms and conditions of the Rights Plan is attached as Schedule "B" hereto, which summary is qualified by and is subject to the full terms and conditions of the Shareholder Protection Rights Agreement (the "Agreement") with CIBC Mellon Trust Company, as Rights Agent, providing for the Rights Plan. A copy of the Agreement is available from the Chief Executive Officer of the Reporting Issuer.

6. Senior Officer

If further information is needed, please contact Douglas B. Silver, Chairman and CEO: (303) 799-9020 or Douglas J. Hurst, President: (250) 352-5573, info@internationalroyalty.com.

The foregoing accurately discloses the material change referred to herein.

Dated April 21, 2005, in Englewood, Colorado.

"Douglas Silver"

Douglas Silver
Chief Executive Officer

SCHEDULE A

INTERNATIONAL ROYALTY CORPORATION ADOPTS SHAREHOLDER RIGHTS PLAN

DENVER, COLORADO, April 18th, 2005 - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to announce the establishment of a shareholder rights plan agreement effective April 18th, 2005. Although the rights plan is effective upon its adoption, in accordance with Toronto Stock Exchange requirements, it will be submitted to the shareholders for ratification at IRC's annual meeting scheduled to be held on May 26th, 2005.

If the rights plan resolution is ratified and confirmed at the annual meeting, the shareholder rights plan will continue in effect until the earlier of the termination time, as defined in the rights plan, or the date upon which the annual meeting of the holders of common shares terminates in 2008. If the rights plan resolution is not approved at the meeting, the rights plan will terminate at the end of the meeting.

The rights plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder value in the event of a takeover bid or other acquisition that could lead to the change in control of IRC. It is not intended to deter takeover proposals. The Reporting Issuer believes that the Rights Plan is similar to those adopted by other Canadian companies, is consistent with Canadian corporate practice and addresses guidelines for such plans set out by institutional investors.

Douglas B. Silver, Chairman and CEO of IRC, said "The rights plan is intended to provide time for shareholders to properly assess any takeover bid and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and holding discussions with other potential bidders."

In making the announcement, IRC is not aware of any pending or threatened takeover initiatives directed at the company. A copy of the rights plan is available by contacting IRC at info@internationalroyalty.com.

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties, including an effective 2.7% net smelter return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst
President and Director

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:
Douglas B. Silver, Chairman and CEO: (303) 799-9020
Douglas J. Hurst, President: (250) 352-5573
International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado USA 80112
Fax: (303) 799-9017
info@internationalroyalty.com
www.internationalroyalty.com

SCHEDULE "B"

SUMMARY OF MATERIAL TERMS AND CONDITIONS

SHAREHOLDER PROTECTION RIGHTS AGREEMENT

The following is a summary of the terms and conditions of the Rights Plan. The summary is qualified in its entirety by, and is subject to, the full text of the Shareholder Rights Plan Agreement dated as of April 18, 2005 between the Corporation and CIBC Mellon Trust Company, a copy of which is available on request from the Chief Executive Officer of the Corporation. All capitalized terms where used in this summary without definition have the meanings attributed to them in the Rights Plan.

(a) Issuance of Rights

Under the Rights Plan, the Rights which are outstanding at the Record Time of 5:00 p.m. (Toronto time) on April 18, 2005, were granted on the terms set out in the Rights Plan and the Corporation is authorized to continue the issuance of Rights for each "**Voting Share**" (which includes the Common Shares and any other shares in or interests of the Corporation entitled to vote generally in the election of directors) issued thereafter and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

(b) Exercise Price

Until the Separation Time, the exercise price ("**Exercise Price**") of each Right is three times the Market Price, from time to time, of the Common Shares. From and after the Separation Time, the Exercise Price is three times the Market Price, as at the Separation Time, per Common Share. The Exercise Price is subject to adjustment as set out in the Rights Agreement.

(c) Term

The Rights Plan was adopted by the Board on April 18, 2005 and has been in effect since that date (the "**Effective Date**"). If the Rights Plan is ratified and confirmed by the Independent Shareholders at a shareholders meeting held within six months of its adoption, it will continue in effect until the date upon which the annual meeting of the holders of Voting Shares terminates in 2008, subject to earlier termination or expiration of the Rights as set out in the Rights Agreement. If the Rights Plan is not ratified and confirmed by the Independent Shareholders at a shareholders meeting held within six months of is adoption, then the Rights Plan and all outstanding Rights shall terminate at the earlier of the time that the shareholders meeting at which the Rights Plan is considered terminates and October 18, 2005.

(d) Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Voting Shares and will be transferable only together with the associated Voting Shares. After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares (other than any shareholder or group of shareholders making a take-over bid) as of the Separation Time and such separate Rights certificates alone will evidence the Rights.

The Rights will be listed on the Toronto Stock Exchange subject to the Corporation complying with the requirements of such exchange.

(e) Separation Time

The Rights are not exercisable and do not trade separately from their associated Voting Shares until the "Separation Time." The "**Separation Time**" is the close of business on the tenth trading day after the earliest of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person (as defined below); (ii) the date of the commencement of, or first public announcement of the current intention of any person (other than the Corporation or any subsidiary of the Corporation) to commence, a take-over bid (other than a Permitted Bid

or a Competing Permitted Bid, each as defined below); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one. The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

(f) Acquiring Person

An "**Acquiring Person**" is a person who is the Beneficial Owner (as defined below) of 20% or more of the outstanding Voting Shares. Excluded from the definition of Acquiring Person are the Corporation and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition. In general:

(i) a "**Voting Share Reduction**" means an acquisition or a redemption by the Corporation of Voting Shares and/or Convertible Securities which, by reducing the number of Voting Shares and/or Convertible Securities outstanding, increases the percentage of Voting Shares Beneficially Owned by any person;

(ii) a "**Permitted Bid Acquisition**" means an acquisition by a person of Voting Shares and/or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;

(iii) an "**Exempt Acquisition**" means an acquisition by a person of Voting Shares and/or Convertible Securities: (i) in respect of which the Board of Directors has waived the application of the Rights Plan; (ii) pursuant to a dividend reinvestment plan; (iii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Corporation (a) to the public pursuant to a prospectus; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such distribution, or (b) by way of a private placement; provided that, among other things, such person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such person on the private placement shall be deemed to be held by such person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement; or (iv) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval;

(iv) a "**Convertible Security Acquisition**" means an acquisition of Voting Shares by a person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition; and

(v) a "**Pro Rata Acquisition**" means an acquisition by a person of Voting Shares and/or Convertible Securities as a result of a stock dividend, a stock split or a rights offering issued on the same pro rata basis to all the holders of Voting Shares and/or Convertible Securities of the same class or series; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares and/or Convertible Securities than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition.

Also excluded from the definition of Acquiring Person are underwriters or banking or selling group members acting in connection with a distribution of securities and any "**Grandfathered Person**" (generally, any person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares at the Record Time). To the Corporation's knowledge, there are no Grandfathered Persons.

(g) Beneficial Ownership

In general, a person is deemed to "**Beneficially Own**" securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the person's "**Affiliates**" (generally, a person that controls, is controlled by, or is under common control with a specified corporation) and "**Associates**" (generally, relatives sharing the same residence).

Also included are securities that the person or any of the person's Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business).

A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares and/or Convertible Securities.

(h) Exclusions from the Definition of Beneficial Ownership

The definition of "Beneficial Ownership" contains several exclusions whereby a person is not considered to Beneficially Own a security. There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders acting in the ordinary course of business and the performance of their duties. These exemptions apply to: (i) an investment manager ("**Manager**") which holds securities in the performance of the Manager's duties for the account of any other person (a "**Client**"); (ii) a licensed trust company ("**Trust Company**") acting as trustee or administrator or in a similar capacity for the estates of deceased or incompetent persons (each an "**Estate Account**") or in relation to other accounts (each an "**Other Account**"); (iii) a Crown agent or agency (a "**Crown Agent**"); (iv) a person established by statute (a "**Statutory Body**"), the ordinary business or activity of which includes the management of investment funds for employee benefit plans, pension plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies; and (v) the administrator ("**Administrator**") of one or more pension funds or plans (a "**Plan**") registered under applicable law. The foregoing exemptions apply only so long as the Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan is not then making or has not then publicly announced an intention to make a take-over bid, other than pursuant to a distribution by the Corporation or by means of ordinary market transactions.

Also, a person will not be deemed to "**Beneficially Own**" a security because such person: (i) is a Client of the same Manager, an Estate Account or an Other Account of the same Trust Company, or a Plan with the same Administrator as another person or Plan on whose account the Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) is a Client of a Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Manager, Trust Company, Administrator or Plan, as the case may be.

A person will not be deemed to "**Beneficially Own**" any securities that are the subject of a Permitted Lock-Up Agreement. A "**Permitted Lock-Up Agreement**" is an agreement (the "**Lock-Up Agreement**") between a person and one or more holders of Voting Shares and/or Convertible Securities (each a "**Locked-Up Person**") (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement), pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the "**Lock-Up Bid**") made or to be made by the person, any of such Person's Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert, provided that:

(i) the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities from the Lock-Up Bid in order to deposit or tender such securities to another take-over bid or support another transaction where:

(A) the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid;

(B) the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds by as much as or more than a specified amount (the "**Specified Amount**") the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid; or

(C) the number of Voting Shares and/or Convertible Securities to be purchased under such other take-over bid or transaction exceeds by as much as or more than a specified number (the "**Specified Number**") the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares and/or Convertible Securities offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the offeror under the Lock-Up Bid an opportunity to match a higher price, value or number in such other take-over bid or transaction or other similar limitation on a Locked-Up Person's right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to deposit or tender to the other take-over bid or to support the other transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A) the cash equivalent of 2.5% of the price or value payable under the Lock-Up Bid to a Locked-Up Person; and

(B) 50% of the amount by which the price or value payable under another take-over bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid;

shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event a Locked-Up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid, or withdraws Voting Shares and/or Convertible Securities previously tendered thereto in order to tender to another take-over bid or support another transaction.

(i) Flip-In Event

A "**Flip-In Event**" occurs when any person becomes an Acquiring Person. If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board of Directors (see "Waiver," below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Corporation, on payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

(j) Permitted Bid and Competing Permitted Bid

A take-over bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid. A "**Permitted Bid**" is a Take-Over Bid made by way of a Take-Over Bid circular to all holders of Voting Shares (other than the Offeror) and which complies with the following additional provisions:

(i) no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days following the date of the take-over bid;

(ii) unless the Take-Over Bid is withdrawn, Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to the take-over bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities and all Voting Shares and/or Convertible Securities deposited or tendered pursuant to the Take-Over Bid may be withdrawn at any time prior to the close of business on such date;

(iii) more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders must be deposited or tendered to the Take-Over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities; and

(iv) in the event that more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered to the Take-Over Bid and not withdrawn as at the date of first take-up or payment for Voting Shares and/or Convertible Securities under the Take-Over Bid, the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 business days from the date of such public announcement.

A Competing Permitted Bid is a Take-Over Bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the Take-Over Bid constituting the Competing Permitted Bid and 60 days after the date of the Take-Over Bid of the prior bid.

(k) Redemption

(i) Redemption of Rights on Approval of Holders of Voting Shares and Rights. With the prior consent of the holders of Voting Shares or Rights, the Board of Directors may at any time prior to the occurrence of a Flip-In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right (the "**Redemption Price**"), subject to adjustment for anti-dilution as provided in the Rights Agreement.

(ii) Deemed Redemption. If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the Rights Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iii) Redemption of Rights on Withdrawal or Termination of Bid. Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

(l) Waiver

(i) Discretionary Waiver respecting Acquisition not by Take-Over Bid Circular. With the prior consent of the holders of Voting Shares the Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-Over Bid made by means of a take-over bid circular sent to all holders of Voting Shares or by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, waive the application of the Rights Plan to such Flip-In Event.

(ii) Discretionary Waiver respecting Acquisition by Take-over Circular and Mandatory Waiver of Concurrent Bids. The Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a Take-Over Bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan to such a Flip-In Event, provided that if the Board of Directors waives the application of the Rights Plan to such a Flip-In Event, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-In Event occurring by reason of any such Take-Over Bid made by means of a take-over bid circular sent to all holders of Voting Shares prior to the expiry of the Take-Over Bid for which a waiver is, or is deemed to have been, granted.

(iii) Waiver of Inadvertent Acquisition. The Board of Directors may waive the application of the Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

(m) Anti Dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i) if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program, dividend reinvestment program or dividend payable in Common Shares lieu of a regular cash dividend) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

(ii) if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights, options or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Common Shares) or rights or warrants.

(n) Supplements and Amendments

The Corporation may make changes to the Rights Agreement prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, rules or regulation without the approval of the holders of the Voting Shares or Rights. The Corporation may also make changes to the Rights Agreement prior to the Meeting without the approval of the holders of the Voting Shares or the Rights.

The Corporation may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to or rescind any of the provisions of the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

The Corporation may, with the approval of the holders of Rights, at any time after the Separation Time, make changes to or rescind any of the provisions of the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

MATERIAL CHANGE REPORT


RECEIVED
2006 APR 17 A
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1. **Reporting Issuer**

   International Royalty Corporation
   10 Inverness Drive East
   Suite 104
   Englewood, Colorado
   USA 80112

2. **Date of Material Change**

   August 15, 2005.

3. **Press Release**

   A press release describing the material change was issued on August 16, 2005 and has been filed on SEDAR.

4. **Summary of Material Change**

   As required by Canadian generally accepted accounting principles, International Royalty Corporation (the "Company") recorded an adjustment to the purchase price of the Voisey's Bay royalty and to its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes.

5. **Full Description of Material Change**

   As required by Canadian generally accepted accounting principles, the Company recorded an adjustment to the purchase price of the Voisey's Bay royalty and to its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes. This adjustment will have no impact on either past or future cash flows of the Company. Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company's tax net operating losses, and certain expenses of the IPO and the Unit Offering. Details of the balance in future income taxes at June 30, 2005 is as follows:

(in thousands of US$)	
Adjustment to royalty interest in mineral properties	$77,954
Adjustment to common shares to reflect the tax deductibility of expenses of the offering	(3,877)
Future income tax expense	82
	$74,159

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

This material change report is not being filed on a confidential basis.

7. **Omitted Information:**

No material information has been omitted.

8. **Senior Officer**

If further information is needed, please contact Douglas B. Silver, Chairman and CEO: (303) 799-9020 or Douglas J. Hurst, President: (250) 352-5573, info@internationalroyalty.com.

9. **Date of Report**

August 18, 2005.



GUSTAVSON ASSOCIATES

GEOLOGISTS • ENGINEERS

January 20, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Registrar of Securities
Securities Commission of Newfoundland and Labrador

Dear Sirs/Madam:

Re: Consent of Author, International Royalty Corporation

I, William J Crowl, do hereby consent to the filing of the written disclosure of the technical report titled Independent Technical Report, Voisey's Bay Royalty. Labrador, Canada and dated October 29, 2004 (the "Technical Report") and any extracts from or a summary of the Technical Report in the prospectus of International Royalty Corporation, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the prospectus of International Royalty Corporation contains any misrepresentation of the information contained in the Technical Report.

Dated this 20th Day of January, 2005

Gustavson Associates, LLC

William J. Crowl

William J. Crowl, Vice President, Mining

5757 Central Ave Suite D Boulder, CO 80301 USA +1 (303) 443-2209 FAX +1 (303) 443-3156 http://www.gustavson.com wcrowl@gustavson.com

International Royalty Corporation

Independent Technical Report
Voisey's Bay Project Royalty,
Labrador, Canada

Prepared for:

International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado USA 80112
+1.303.799.9015

Prepared by:

William J Crowl

Gustavson Associates, LLC

5757 Central Ave, Suite D
Boulder, Colorado USA 80301
+1.303.443.2209



GUSTAVSON ASSOCIATES
5757 CENTRAL AVE. SUITE D BOULDER. COLORADO 80301 USA

Project No: IRC001

October 29, 2004

Independent Technical Report Voisey's Bay Project Royalty, Labrador, Canada

International Royalty Corporation

10 Inverness Drive East, Suite 104
Englewood, Colorado USA 80112
+1.303.799.9015

Project Number IRC001

Gustavson Associates, LLC
5757 Central Ave, Suite D
Boulder, Colorado USA 80301

e-mail: wcrowl@gustavson.com
web site: http://www.gustavson.com

Contact: **William J Crowl**
Telephone: +1 (303) 443-2209
Fax: +1 (303) 443-3156

October 29, 2004

William J Crowl

Gustavson Associates, LLC
Vice President, Mining

EXECUTIVE SUMMARY (Item 3)

Gustavson Associates, LLC (Gustavson") was commissioned by International Royalty Corporation ("IRC") in October 2004 to prepare a Technical Report on its 2.7% NSR Royalty at the Voisey's Bay Project (the "Project") in Labrador Canada. Inco Limited ("Inco") holds a 100% equity interest in the Voisey's Bay Project through its wholly-owned subsidiary, Voisey's Bay Nickel Company Limited ("VBNC"). Gustavson's opinion is contained herein and effective October 29, 2004.

This report has been prepared in accordance with the guidelines provided in National Instrument 43-101 ("NI43-101"), Standards of Disclosure for Mineral Projects.

However, this report has been prepared for a company which holds a royalty interest (not direct ownership) on the property. Mining companies are not (typically) required and, as a matter of practice, do not normally disclose detailed information to companies which hold a royalty interest in their operations unless legally mandated. IRC therefore, is limited in amount of information and details it can disclose to that which is available in the public domain. This report, therefore, relies primarily on information and data taken from a technical report dated August 31, 2003 (the "Inco Report") prepared and filed by Inco in accordance with National Instrument 43-101 as well as general information available in the public domain.

The Inco Report presents freight costs incurred at the mine to transport the concentrates, an intermediate product, to the port. The Inco Report does not disclose smelting and refining costs. With the exception of the freight costs, none of the mine-site costs set out in the Inco Report impact the calculation of IRC's royalty amounts.

This report presents gross revenues, and the anticipated smelter, refining, transportation and marketing costs as reviewed by Gustavson and found to be reasonable. This report does not include any of the mine site costs (with the exception of freight costs) because they are specifically excluded from the calculation of the net smelter return royalty.

Cautionary Statement

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects. Pursuant to an exemption order to be granted to the IRC by the Canadian securities regulatory authorities, the information contained herein with respect to the Project is primarily extracted from the Inco Report as well as general information available in the public domain including IRC's complete database of public domain data, Inco Annual Reports, Inco Annual Information Forms, information available on the Inco website and information available on other websites. Gustavson did not conduct a site visit, did not independently sample and assay portions of the deposit and did not review the following items prescribed by NI 43-101: (i) geological investigations, reconciliation studies, independent check assaying and independent audits; (ii) estimates and classification of mineral resources and mineral reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations; or (iii) life of mine plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

Disclaimer Regarding Inco

Inco has not reviewed this report and takes no responsibility nor assumes any liability for the statements in this report. No express or implied representation or warranty of any kind has been made by Inco that the contents of this report are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

In particular, Inco has advised IRC that the Inco Report was prepared to satisfy the technical requirements of NI 43-101 and was not intended to be used for purposes of evaluating an acquisition of the Voisey's Bay Royalty, for valuing the Voisey's Bay Royalty for purposes of an offering of securities or for any purpose other than Inco's compliance with the technical requirements of NI 43-101. Gustavson and IRC did not obtain a copy of the Inco Report from Inco directly, nor seek consent or approval from Inco to use the Inco Report. IRC and Gustavson obtained a copy of the Inco Report from the System for Electronic Document Analysis and Retrieval at www.sedar.com and relied on it as a public document. Neither Inco nor any of the qualified persons who prepared the Inco Report consented to the use of the Inco Report by IRC for purposes of evaluating a potential acquisition of the Voisey's Bay Royalty or for any offering of securities of IRC.

The Inco Report is current only as of its effective date of August 31, 2003. Neither Inco nor any of the qualified persons who prepared the Inco Report has made or makes any representation to IRC or any other person in any way relating as to the accuracy or fitness for any use or purpose of any part of the Inco Report as currently contemplated by IRC or otherwise. Inco has expressly stated that Inco and each of the qualified persons who prepared the Inco Report accepts no responsibility or liability to IRC or any other person for any use of the Inco Report.

No information came to Gustavson's attention during their review of the data and information contained in the Inco Report that would cause Gustavson to doubt the integrity of such data and information.

IRC Royalty & Revenues

Archean Resources Limited ("ARL") was granted a mortgage on certain of the mineral claims and licenses covering the Voisey's Bay deposits in 1993 to secure the payment of a 3.0% net smelter royalty ("NSR") granted to it by Diamond Fields Resources Inc.

Prior to August, 2004, Archean Resources Limited ("ARL") was owned 50% by Mr. Christopher Verbiski and 50% by Mr. Albert Chislett. On 16 August 2004 International Royalty Corporation ("IRC") agreed to acquire Mr. Chislett's and Mr. Verbiski's interest in ARL. Through the purchase of ARL, IRC holds 100% interest in Voisey's Bay Holding Corporation ("VBHC"). Labrador Nickel Royalty Limited Partnership ("LNRLP") is 92.5% held by VBHC and 7.5% held by Altius Mineral Corporation ("Altius"). Altius also holds an option to acquire an additional 2.5% interest in LNRLP from VBHC. This report assumes that Altius has exercised its option and that VBHC owns 90% of the LNRLP. IRC's indirect interest in the NSR held by LNRLP is therefore 90% of 3.0% or 2.7% of the NSR.

IRC developed a 13-year projection financial model to estimate its royalty income at a CAD$:US$ exchange rate of 0.75:1. The model is based upon ore reserves and technical-

economic and financial parameters available in the public domain and to IRC from its financial and legal advisors. IRC's market price assumptions used in the analysis are shown in Table 1. IRC believes these parameters reflect current market trends.

Table 1: Assumptions Used for Royalty Calculation

Parameter	Metal Price
Market Price	
Nickel (2006 & 2007)	US$5.00/lb
Nickel (2008 - 2018)	US$4.00/lb
Copper	US$1.00/lb
Cobalt	US$15.00/lb

The Voisey's Bay Royalty is expected to begin paying during the first quarter of 2006. During the first 13 years of operations, the Voisey's Bay property is expected to make payments on the Voisey's Bay Royalty ranging from CAD$17.53 to CAD$26.75 million per year, averaging CAD$20.50 million per year on a pre-tax basis.

IRC royalty revenues, including the effect of changes in nickel price and exchange rate, for 2006 and 2007 have been estimated and the results are shown in Table 2. Table 3 displays the sensitivity of the revenues to changes in the Smelting, Refining and Transportation Costs and Table 4 shows the sensitivity of the Revenues to changes in the Annual Production Throughput. Tables 3 and 4 assume a Base Case of US$5.00 Ni price and a CAD$:US$ exchange rate of 0.82:1 (approximating current exchange conditions).

The values shown in the tables are net of the 20% Labrador withholding tax but are pre-provincial and federal tax.

Table 2: IRC Projected Royalty Revenue Sensitivity to Exchange Rate and Nickel Price

Exchange Rate (CAD:US)	2006 Ni Price (US$/Lb)				2007 Ni Price (US$/Lb)			
	$4.00	$5.00	$6.00	$7.00	$4.00	$5.00	$6.00	$7.00
	Revenues (CAD$ millions)				Revenues (CAD$ millions)			
0.75	$13.19	$16.14	$19.10	$22.05	$17.47	$21.40	$25.32	$29.24
0.80	$12.36	$15.13	$17.90	$20.67	$16.38	$20.06	$23.74	$27.42
0.85	$11.64	$14.24	$16.85	$19.45	$15.42	$18.88	$22.34	$25.80
0.90	$10.99	$13.45	$15.91	$18.37	$14.56	$17.83	$21.10	$24.37

Table 3: Royalty Revenue Sensitivity to Changes in Smelting, Refining & Transportation Costs

(Base Case assumes $5.00/Lb Ni, 0.82 CAD$:US$ exchange rate)

	Revenues (CAD$ millions)	
Sensitivity	2006	2007
-20%	15.28	20.25
-15%	15.15	20.08
-10%	15.02	19.91
-5%	14.89	19.74
0% Base	**14.76**	**19.57**
+5%	14.63	19.40
+10%	14.51	19.23
+15%	14.38	19.06
+20%	14.25	18.89

Table 4: Royalty Revenue Sensitivity to Changes in Annual Production Throughput

(Base Case assumes $5.00/Lb Ni, 0.82 CAD$:US$ exchange rate)

	Revenues (CAD$ millions)	
Sensitivity	2006	2007
-20%	11.88	15.74
-15%	12.60	16.70
-10%	13.32	17.66
-5%	14.04	18.61
0% Base	**14.76**	**19.57**
+5%	15.48	20.53
+10%	16.21	21.48
+15%	16.93	22.44
+20%	17.65	23.40

Description & Location

The Voisey's Bay Project is located on the northeast coast of Labrador, on a peninsula bordered to the north by Anaktalak Bay and to the south by Voisey's Bay. The nearest communities are Nain, approximately 35 km northeast, and Natuashish, approximately 80 km southeast. The property is 330 km north of Happy Valley-Goose Bay, in south-central Labrador, and 900 km north-northwest of St. John's, the capital of the Province.

The Main Block is generally sparsely treed with barren highlands to the east and west. A central, north-south trending valley runs throughout, which is well treed, has widely spaced string bogs and is covered by thick overburden. The mountainous region to the west is drained by Reid, Ikadlivik and Kogluktokoluk brooks, which empty through rocky, steep-sided valleys into Voisey's Bay. Elevations on the Main Block extend from sea level to 175m at Discovery Hill and to 225m at the Eastern Deeps. Maximum elevations in the area of the Voisey's Bay Project are found at Anaktalak Bay, with hills up to 500m.

The Voisey's Bay Project is located at a remote site. There are no existing services, such as roads or power, and substantial infrastructure will need to be constructed for the development and operation of the Voisey's Bay Project. During the shipping season

(June to December), the nearest community, Nain, is serviced by coastal freighter. At present, the temporary dock at Anaktalak Bay has no facilities for loading and unloading materials or equipment from large, ocean-going ships and can only accommodate small ships and barges.

The Province has issued nine mineral licenses consisting of a total of 1,978 claims (49,450 ha) to VBNC, which cover the main claim block (the "Main Block") of the Voisey's Bay Project. Mineral licenses are issued for a period of five years and may be extended for three additional five-year renewal periods, for a total of twenty years.

The Province has also issued a mining lease to VBNC for a period of 25 years effective September 30, 2002 covering approximately 1,600 hectares. The mining lease gives VBNC the exclusive right to extract minerals and carry out mineral exploration, mining operations or mining processing and development in, on or under the lands, or part of the lands, at Voisey's Bay covered by the mining lease, subject to VBNC and Inco continuing to meet the terms of and conditions of a development agreement between Inco, VBNC and the Government of the Province (the "Development Agreement").

Geology & Mineralization

The regional geology is dominated by juxtaposed terranes of Archean and Proterozoic gneisses, extensively intruded by suites of troctolitic, gabbroic/anorthositic and granitic plutonic rocks. The major structural feature in the region is a north-south-trending collisional suture, juxtaposing Archean Nain Province gneisses to the east with Lower Proterozoic-age Churchill Province gneisses to the west. The crustal suture was formed more than 1,800 Ma ago.

The VBI occurs in three intrusions. The first comprises the large, easterly plunging, troctolite chamber overlying the Eastern Deeps deposit. The second is the troctolite dyke, commonly referred to as the "feeder dyke" or "conduit." It extends north of the Eastern Deeps chamber as a thin, flat-lying, body and then westward, with progressively steeper northerly dips eventually overturning to steep southerly dips. The Ovoid, Mini-Ovoid and Discovery Hill deposits occur in the steep, north-dipping segment while the Reid Brook deposit occurs in the south-dipping portion. The "conduit" ultimately approaches the top of the third body, the Western Deeps troctolite chamber below the Reid Brook deposit at a depth of about 1,000 metres. The feeder dyke joins the two chambers.

There are four principal types of sulphide mineralization at Voisey's Bay: massive, leopard-textured, basal breccia, and disseminated in variable troctolite. The last three types are interfingered and cannot be correlated as distinct units. They have been combined and classified as disseminated sulphide in the geological model for the Ovoid, Mini-Ovoid and Southeast Extension deposits. For the mineral resource estimates, the mineralization has been divided into two domains: massive sulphide and disseminated sulphide. The contact between the massive sulphide and disseminated sulphide is sharp with very little inter-fingering.

The Ovoid and Mini-Ovoid deposits form an elongate, tadpole-shaped feature with a length of 800m along a west-northwest axis and a maximum width of 350m, narrowing to less than 50m at its northwestern end. The maximum vertical depth of the Ovoid deposit

approaches 120m. A thin, initially north-dipping feeder dyke extends from the base of the Ovoid, but this dip reverses and eventually dips to the south.

The feeder dyke forms an incomplete marginal skin, 0-20m thick, of variably net- to leopard-textured mineralized troctolite and basal breccia with disseminated sulphides. This marginal skin surrounds a core of massive sulphide mineralization approximately 350m in diameter and up to 120m thick.

Toward the western extension of the Ovoid, the deposit becomes more elongate or trough-like in transition to the more dyke-like form of the Discovery Hill deposit. The sequence of troctolite intrusion and sulphide deposit is more complete than in the Ovoid deposit. The upper or northern margin of the intrusion in this area consists of unmineralized gabbroic to troctolitic material, either in chilled contact with the overlying gneiss or as a breccia of intrusive and gneiss fragments. Sulphide content increases abruptly downwards into a zone of net- and leopard-textured troctolite with some massive sulphide veins and segregations. Sulphides within this unit are dominantly finer-grained, net-textured and have leopard textures. A large lens of massive sulphide, spatially distinct from the massive sulphide in the Ovoid deposit, occupies the central portion of the Mini-Ovoid deposit and overlies weakly mineralized basal breccia along the lower or southern contact.

The base of the Mini-Ovoid deposit merges into the feeder dyke, which dips about 70° to the north at this location.

In the southeast corner of the Ovoid deposit, mineralized troctolite and basal breccia extend over a buried ridge of footwall gneiss that separates the Ovoid deposit from the Eastern Deeps chamber. Immediately southeast of the Ovoid deposit, the troctolite broadens into the main troctolite intrusion called the Eastern Deeps chamber, host to the Eastern Deeps deposit. The area known as the Southeast Extension is the variably mineralized zone between the Ovoid deposit and the Eastern Deeps deposit. The Southeast Extension mineralization averages between 50m and 100m thick and subcrop at the southeast end of the Ovoid deposit, plunging eastward to a depth of 450m.

The Ovoid/Mini-Ovoid and Southeast Extension deposits are completely covered by 15-20m of unconsolidated glacial and marine sediments.

Resources & Reserves

Mineral resources and reserves are shown in Tables 5 and 6, respectively. These statements have been prepared by Inco according to the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 and reported in Inco's 2003 Annual Report.

Table 5: 31 Dec 2003 Mineral Resource Estimate, Inco

Classification	Resources (Mt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Measured	0	-	-	-
Indicated	54	1.53	0.70	0.09
Measured & Indicated	**54**	**1.53**	**0.70**	**0.09**
Inferred	**16**	**1.6**	**0.8**	**0.1**

Source: Inco 2003 Annual Report

Table 6: 31 Dec 2003 Mineral Reserve Estimate, Inco

Zone	Classification	Reserves (kt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Ovoid & Mini-Ovoid	Proven	28,100	3.02	1.77	0.151
Southeast Extension	Probable	2,300	0.77	0.55	0.037
Total		**30,400**	**2.85**	**1.68**	**0.142**

Source: Inco 2003 Annual Report

Voisey's Bay Project

The Voisey's Bay Project is a development property which Inco plans to develop in three phases as shown in Table 7. Key aspects of the Project are described below.

Table 7: Voisey's Bay Project Overview

Phase	Period	Description	Est. Capital (CAD$million)
Phase One	2002-4Q 2005	Initial Start-Up Infrastructure (2002-03) R&D, Concentrate Handling (2002-06) Mine & Concentrator (2003-2005)	$776
Phase Two	2007-2011	Hydromet Process Feasibility Study (2007) Design & Construct Plant (2008-2011)	$530
Phase Three	2018 +	Underground Mine Expansion Develop Underground Mine Expand Concentrator	$545

Environmental Liabilities

The Voisey's Bay deposits are located in a greenfield site and there are no known environmental liabilities as a result of previous exploration or mining activities. The scope of an environmental impact assessment for the Voisey's Bay Project was established under a January 1997 memorandum of understanding among the Government of Canada, the Government of the Province, the LIA and Innu Nation on a harmonized environmental assessment process for the Voisey's Bay Project.

Mining (Phase One)

Phase One of the Voisey's Bay Project supports a 14-year mine life commencing in 2005 and ending in 2018. The production mine schedule supports a 6,000t/d operation, with an expansion to 7,200t/d in year 10. The Ovoid deposit is planned to be mined utilizing conventional open pit methods. VBNC intends to drill on 5m benches, with final walls being double (or quadruple) benched. Material is planned to be loaded into 50 tonne haul trucks using wheel loaders and ore is planned to be hauled to the primary crusher located at the mill. Waste rock and overburden is planned to be hauled and deposited on dumps located within close proximity to the pit. All waste material identified as potentially acid generating ("PAG") will be hauled to Headwater Pond for underwater deposition.

Processing (Phase One)

The selected metallurgical process for the concentrate is planned to include conventional crushing, wet grinding and differential flotation, using slaked lime for pH control throughout the circuit, to produce high-grade and middling nickel concentrates and a copper concentrate. It is expected that thickeners and pressure filters will dewater these concentrates to produce damp filter cake for shipment to the project port and beyond. The concentrator plant is planned to commence operations at a feed rate of 6,000t/d and is planned to be upgraded to 7,200t/d in the second half of the Ovoid mine life as the ore grade decreases.

During Phase One, two nickel concentrates which will also contain cobalt, and a copper concentrate are expected to be produced.

Markets

Nickel concentrates produced will be suitable for use by a number of nickel smelters around the world. The nickel concentrate that is to be shipped to Inco's operations is expected to be processed into either nickel cathode or pellet form which can be used in a wide range of applications or as a nickel oxide sinter product that can be used as a product for the stainless steel industry either directly or through one or more of Inco's joint ventures in South Korea and Taiwan that currently produce utility nickel.

The copper concentrate market is well developed with a large number of custom smelters located around the world who use the copper concentrate as feed. Given the location of the Voisey's Bay Project, the copper concentrate could be shipped to smelters in Canada, the United States, Europe or Asia.

Capital Cost

The capital cost for all phases of the Voisey's Bay Project as reported by Inco is shown in Table 8.

Table 8: Capital Cost Estimate, Voisey's Bay Project

Item/Description	Capital Cost (CDN$000)
Phase One Mine & Concentrator	
Open Pit	$38,000
Waste Rock Storage	$4,000
Crushing & Ore Storage	$19,000
Concentrator	$112,000
Tailings	$15,000
Port	478,000
Accommodation Complex	$21,000
Site Services	$160,000
Other Direct Costs	$3,000
Sub-Total Directs	**$450,000**
Indirect costs Including Engineering & Other Services	$217,000
Contingency	$77,000
Owner's Costs	$131,000
Other Costs	$34,000
Phase One Subtotal Mine & Concentrator	**$909,000**
Mine Expansion & Underground Exploration Program	
Mill Expansion	$22,000
Underground Exploration Program	$95,000
Subtotal	**$117,000**
Hydromet R&D Program & Commercial Facilities	
Hydromet R&D Program	$121,000
Hydromet Commercial Plant - Direct Costs	$546,000
Hydromet Commercial Plant - Indirect Costs	$354,000
Hydromet Demo & Commercial Plant - Owner's Costs	$155,000
Subtotal	**$1,176,000**
Sustaining Capital	
Initial capex - Sustaining Capital	$27,000
Hydromet Commercial Plant -	$101,000
Subtotal	**$128,000**
TOTAL ESTIMATED CAPITAL COSTS	**$2,330,000**

Operating Costs (Phase One)

Operating costs as projected by Inco are shown in Table 9.

Table 9: Operating Cost Estimate, Voisey's Bay Project

Item/Description	Operating Cost (CDN$/t-Ore)
Mining	$8.68
Concentrator	$12.60
VBNC G&A	$17.33
Owner's Costs	$2.14
Freight to Supply Site	$4.57
TOTAL	**$45.32**

Project Schedule

Phase One Plant construction and pre-production stripping began in 2003, with initial production scheduled in the fourth quarter of 2005.

As of September, 2004, VBNC announced that the project schedule for the development of the project will likely be advanced by six months, meaning that commissioning of facilities in Labrador and Argentia could begin as early as August 2005, running at a full production rate by Spring 2006. The Project is on budget in Canadian dollar terms. However, due to the devaluation of the US dollar Phase One costs are now estimated to be US$888million compared with the original US$776million target.

Table of Contents

Tables

Illustrations (Item 26)

Appendices

1.0 INTRODUCTION (ITEM 4)

Gustavson Associates, LLC ("Gustavson") was commissioned by International Royalty Corporation ("IRC") in October 2004 to prepare a Technical Report on its 2.7% NSR Royalty at the Voisey's Bay Project (the "Project") in Labrador Canada. Inco Limited ("Inco") holds a 100% equity interest in the Voisey's Bay Project through its wholly-owned subsidiary, Voisey's Bay Nickel Company Limited ("VBNC").

1.1 Terms of Reference

This report has been prepared in accordance with the guidelines provided in National Instrument 43-101 ("NI43-101"), Standards of Disclosure for Mineral Projects.

However, this report has been prepared for a company which holds a royalty interest (not direct ownership) on the property. Mining companies are not (typically) required and, as a matter of practice, do not normally disclose detailed information to companies which hold a royalty interest in their operations unless legally mandated. IRC therefore, is limited in amount of information and details it can disclose to that which is available in the public domain.

Limiting conditions are listed in Section 2.1.

1.2 Scope of Work

The scope of work undertaken by Gustavson involved an assessment of the royalty held by IRC on the Voisey's Bay Project. The following aspects of the Project as available in the public domain were reviewed:

- Geology,
- Mineral Resources,
- Conversion of Mineral Resources to Reserves,
- Life-of-mine ("LoM") plan,
- Metallurgy and processing plant,
- Environmental, including management and mine closure,
- Infrastructure, capital expenditures, and
- Economics of the Royalty.

1.3 Basis of the Technical Report on Royalty

In summary, this technical report relies primarily upon the NI43-101 Technical Report prepared by Inco (the "Inco Report") and effective as of 31 August 2003 as well as general information available in the public domain including:

- IRC's complete database of public domain data,
- Inco Annual Reports,
- Inco Annual information Forms,

- Information available on Inco's website, and
- Information available on other websites.

Gustavson did not conduct a site visit nor did it review the following items as prescribed by NI43-101:

- geological investigations, reconciliation studies, independent check assaying and independent audits,
- estimates and classification of Mineral Resources and Mineral Reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations, or
- LoM Plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

Also, Gustavson did not independently sample and assay portions of the deposit because this information is considered confidential and not available to IRC.

Gustavson note that some of the information residing in the public domain generated internally by Inco, especially Ore Reserves, require NI43-101 compliance for public disclosure, and as such are regarded as NI43-101 compliant.

1.4 Effective Date (Item 24)

The effective date of the mineral resource and mineral reserve statements in this report is December 31, 2003.

1.5 Price Strategy

Royalty economics presented in this report are based upon the following metals prices as projected by IRC.

Table 1.5.1: Metals Prices

Parameter	Metal Price
Market Price	
Nickel (2006 & 2007)	US$5.00/lb
Nickel (2008 - 2018)	US$4.00/lb
Copper	US$1.00/lb
Cobalt	US$15.00/lb

1.6 Exchange Rate

For the purpose of this report the exchange rates are CDN$1.00 - US$0.75.

1.7 Qualifications of Consultant

This report has been prepared based on a technical and economic review by consultants sourced from the Gustavson's Boulder, Colorado office. These consultants are specialists

in the fields of geology, Mineral Resource and Mineral Reserve estimation and classification, underground mining and mineral economics.

Neither Gustavson nor any of its employees and associates employed in the preparation of this report has any beneficial interest in IRC or in the assets of IRC. Gustavson will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to this technical report, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

The key project personnel contributing to this report are listed in Table 1.7.1. Certificate and Consent forms are provided in Appendix A.

Table 1.7.1: Key Project Personnel

Company	Name	Title
International Royalty Corporation	Douglas B. Silver	CEO and Chairman
	Douglas J. Hurst	President
Gustavson Associates, LLC	William J. Crowl	Vice President, Mining, Qualified Person
	John B. Gustavson	President

2.0 DISCLAIMERS (ITEM 5)

2.1 Limitations & Reliance on Information

Gustavson's opinion contained herein and effective October 29, 2004, is based on information available in the public domain and provided to Gustavson by IRC throughout the course of Gustavson's investigations as described in Section 1.3.

As a royalty company IRC is not entitled to detailed or confidential information regarding the Voisey's Bay Project. Due to the confidential nature of the underlying data that supports the Inco Technical Report and IRC's lack of legal rights to obtain this data, Gustavson was unable to conduct detailed, thorough and independent assessments. Therefore the data available for the preparation of this report was significantly limited, especially in consideration of the requisite reporting requirements of NI43-101. This report, therefore, relies primarily on information and data taken from a technical report dated August 31, 2003, the Inco Report, prepared and filed by Inco in accordance with National Instrument 43-101 as well as general information available in the public domain.

The Inco Report presents freight costs incurred at the mine to transport the concentrates, an intermediate product, to the port. The Inco Report does not disclose smelting and refining costs. With the exception of the freight costs, none of the mine-site costs set out in the Inco Report impact the calculation of IRC's royalty amounts.

This report presents gross revenues, and the anticipated smelter, refining, transportation and marketing costs as reviewed by Gustavson and found to be reasonable. This report does not include any of the mine site costs (with the exception of freight costs) because they are specifically excluded from the calculation of the net smelter return royalty.

Data presented in this report reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time.

The achievability of LoM plans, budgets and forecasts are inherently uncertain. Consequently, actual results may be significantly more or less favorable.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Gustavson does not consider them to be material.

Gustavson is not an insider, associate or an affiliate of IRC, and neither Gustavson nor any affiliate has acted as advisor to IRC or its affiliates in connection with the Project. The results of the study by Gustavson are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

Gustavson reviewed a limited amount of correspondence, pertinent maps and agreements to assess the validity and ownership of the mining concessions. However, Gustavson did not conduct an in-depth review of mineral title and ownership; consequently, no opinion will be expressed by Gustavson on this subject.

IRC conducted an independent title opinion at the time of purchase (October 2004) and found no material issues.

Cautionary Statement

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects. Pursuant to an exemption order to be granted to the IRC by the Canadian securities regulatory authorities, the information contained herein with respect to the Project is primarily extracted from the Inco Report as well as general information available in the public domain including IRC's complete database of public domain data, Inco Annual Reports, Inco Annual Information Forms, information available on the Inco website and information available on other websites. Gustavson did not conduct a site visit, did not independently sample and assay portions of the deposit and did not review the following items prescribed by NI 43-101: (i) geological investigations, reconciliation studies, independent check assaying and independent audits; (ii) estimates and classification of mineral resources and mineral reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations; or (iii) life of mine plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

Disclaimer Regarding Inco

Inco has not reviewed this report and takes no responsibility nor assumes any liability for the statements in this report. No express or implied representation or warranty has been made by Inco that the contents of this report are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

In particular, Inco has advised IRC that the Inco Report was prepared to satisfy the technical requirements of NI 43-101 and was not intended to be used for purposes of evaluating an acquisition of the Voisey's Bay Royalty, for valuing the Voisey's Bay Royalty for purposes of an offering of securities or for any purpose other than Inco's compliance with the technical requirements of NI 43-101. Gustavson and IRC did not obtain a copy of the Inco Report from Inco directly, nor seek consent or approval from Inco to use the Inco Report. IRC and Gustavson obtained a copy of the Inco Report from the System for Electronic Document Analysis and Retrieval at www.sedar.com and relied on it as a public document. Neither Inco nor any of the qualified persons who prepared the Inco Report consented to the use of the Inco Report by IRC for purposes of evaluating a potential acquisition of the Voisey's Bay Royalty or for any offering of securities of IRC.

The Inco Report is current only as of its date. Neither Inco nor any of the qualified persons who prepared the Inco Report has made or makes any representation to IRC or any other person in any way relating as to the accuracy or fitness for any use or purpose of any part of the Inco Report as currently contemplated by IRC or otherwise. Inco has expressly stated that Inco and each of the qualified persons who prepared the Inco Report accepts no responsibility or liability to IRC or any other person for any use of the Inco Report.

No information came to Gustavson's attention during their review of the data and information contained in the Inco Report that would cause Gustavson to doubt the integrity of such data and information.

2.2 Disclaimers & Cautionary Statements for US Investors

In considering the following statements Gustavson notes that the term "ore reserve" for all practical purposes is synonymous with the term "Mineral Reserve".

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce from. Certain items are used in this report, such as "resources," that the SEC guidelines strictly prohibit companies from including in filings with the SEC.

Ore reserve estimates are based on many factors, including, in this case, data with respect to drilling and sampling. Ore reserves are determined from estimates of future production costs, future capital expenditures, and future product prices. The reserve estimates contained in this report should not be interpreted as assurances of the economic life of the Mining Assets or the future profitability of operations. Because ore reserves are only estimates based on the factors described herein, in the future these ore reserve estimates may need to be revised. For example, if production costs decrease or product prices increase, a portion of the resources may become economical to recover, and would result in higher estimated reserves. The converse is also true.

The LoM Plans and the technical economic projections include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the Ontario Securities Commission ("OSC"). These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

Gustavson has been informed by IRC that to the best of its knowledge, there is no current litigation that may be material to the Voisey's Bay Project Royalty.

3.0 PROPERTY DESCRIPTION & LOCATION (ITEM 6)

The majority of information presented in this section, with the exception of Section 3.4, originates in Inco's Technical Report dated 31 August, 2003.

3.1 Location

The Voisey's Bay Project is located on the northeast coast of Labrador, on a peninsula bordered to the north by Anaktalak Bay and to the south by Voisey's Bay. The nearest communities are Nain, approximately 35 km northeast, and Natuashish, approximately 80 km southeast. The site of the Voisey's Bay Project is centered approximately at latitude 56°10', longitude 62°00' and extends from 555150E to 556200E and from 6242550N to 6243450N (UTM NAD83 coordinates). The property is 330 km north of Happy Valley-Goose Bay, in south-central Labrador, and 900 km north-northwest of St. John's, the capital of the Province. A location map is shown in Figure 3.1.

3.2 Mineral Licenses, Mining Lease & Surface Rights

A mineral license issued by the Province is required in order to explore a parcel of land. The Province has issued nine mineral licenses consisting of a total of 1,978 claims (49,450 ha) to VBNC, which cover the main claim block (the "Main Block") of the Voisey's Bay Project as shown in Figure 3.2. Mineral licenses are issued for a period of five years and may be extended for three additional five-year renewal periods, for a total of twenty years.

The mineral license numbers and expiry dates, assuming that the mineral licenses are successfully renewed are shown in Table 3.3.1.

The assessment work that has been completed to date is sufficient to maintain the mineral licenses until 2008 upon payment of extended license fees. Additional assessment work will be required to hold the licenses in good standing until their expiry dates. The mineral licenses have not been legally surveyed. Geographic coordinates define their locations.

Table 3.3.1: Mineral Licenses

License Number	Expiry Date
6866M	March 21, 2014
6867M	March 21, 2014
6870M	November 7, 2014
9143M	March 21, 2014
9528M	March 21, 2014
9534M	March 21, 2014
9538M	March 21, 2014
9582M	March 21, 2014
9584M	March 21, 2014

A mineral license does not entitle its holder to extract any minerals from the property covered by such license. In order to extract minerals, a mining lease must be obtained from the Province. The Province has issued a mining lease to VBNC for a period of 25 years effective September 30, 2002 covering approximately 1,600 hectares. The mining

lease gives VBNC the exclusive right to extract minerals and carry out mineral exploration, mining operations or mining processing and development in, on or under the lands, or part of the lands, at Voisey's Bay covered by the mining lease, subject to VBNC and Inco continuing to meet the terms of and conditions of a development agreement between Inco, VBNC and the Government of the Province (the "Development Agreement") referred to in the Other Relevant Data section of this Report. The area covered by the mining lease, as illustrated in Figure 3.2, has been legally surveyed. The annual fee for the mining lease is $80/hectare. Under the terms of the mining lease, production shall not exceed on average 2.2 million tonnes of ore annually for the first 10 years of mining operations and on average 5.5 million tonnes of ore annually thereafter.

Neither the mineral licenses nor the mining lease held entitle VBNC to surface rights. VBNC has received surface rights for the Crown lands necessary for the construction of Phase I and future phases for the infrastructure required for the Voisey's Bay Project. These surface rights are subject to maintenance requirements, including nominal renewal fees of $12.50 per hectare. VBNC does not foresee any problem in maintaining the necessary surface rights for the Voisey's Bay Project.

3.3 Location of Mineral Resources, Mineral Reserves & Current Infrastructure

Figure 3.3 displays the area surrounding the Voisey's Bay Project. Current infrastructure includes the camp, located at Edward's Cove on Anaktalak Bay, and a road to the Ovoid deposit. The locations of all known mineral resources and mineral reserves estimates are shown projected vertically to surface in Figure 3.4.

3.4 IRC Royalty

Archean Resources Limited ("ARL") was granted a mortgage on certain of the mineral claims and licenses covering the Voisey's Bay deposits in 1993 to secure the payment of a 3% net smelter royalty ("NSR") granted to it by Diamond Fields Resources Inc. ("DFR") in connection with certain exploration work undertaken by ARL on behalf of DFR under an agreement entered into in 1993. On 10 July 2003, ARL transferred and assigned this net smelter royalty to Labrador Nickel Royalty Limited Partnership ("LNRLP").

Prior to August, 2004, Archean Resources Limited ("ARL") was owned 50% by Mr. Christopher Verbiski and 50% by Mr. Albert Chislett. On 16 August 2004 International Royalty Corporation ("IRC") agreed to acquire Mr. Chislett's and Verbiski's interest in ARL.

Through the purchase of ARL, IRC will indirectly hold a 100% interest in Voisey's Bay Holding Corporation ("VBHC").

Labrador Nickel Royalty Limited Partnership ("LNRLP") is 92.5% held by VBHC and 7.5% held by Altius Mineral Corporation ("Altius"). Altius also holds an option to acquire an additional 2.5% interest in LNRLP from VBHC. This report assumes that Altius has exercised its option and that VBHC owns 90% of the LNRLP. IRC's indirect interest in the NSR held by LNRLP is therefore 90% of 3.0% or 2.7% of the NSR. Royalties are summarized as follows in Table 3.4.1.

Table 3.4.1: Voisey's Bay Royalty

Entity	Ownership	Royalty
Labrador Nickel Royalty Limited Partnership	**100%**	**3.0%**
Voisey's Bay Holding Corporation ("VBHC")	90%	2.7%
Altius Mineral Corporation	10%	0.3%

As shown in the table, IRC will receive, through VBHC royalties totaling 2.7%.

3.5 Inco's Agreement with the Provincial Government

On June 11, 2002, following suspension of negotiations towards a commercial agreement in July, 1998, Inco and the Government of the Province announced that they had reached a non-binding statement of principles (the "Statement of Principles") covering the commercial development of the Voisey's Bay Project. The Statement of Principles was approved by the provincial legislature in late June 2002 and on October 7, 2002 Inco and VBNC signed definitive agreements with the Government of the Province to implement the terms of the Statement of Principles. The definitive agreements provide for the development of a mine and concentrator processing plant at Voisey's Bay, a research and development program focusing on Hydromet processing technologies, an industrial and employment benefits program for the Voisey's Bay Project, a timetable for the start and completion of the principal stages of the Voisey's Bay Project, and other key parts and requirements covering the overall development of the Voisey's Bay Project.

The definitive agreements set forth certain obligations of Inco to construct and operate:

(i) a demonstration plant in the Province as part of the overall research and development program to test Hydromet processing technologies to treat nickel-containing ores or intermediate products from the Voisey's Bay deposits, and

(ii) subject to technical and economic feasibility pursuant to the terms thereof, a commercial processing facility in the Province by the end of 2011 to treat all of the Voisey's Bay ores or intermediate product to produce finished nickel and cobalt product based upon Hydromet processing technologies or, if such technologies do not meet certain technical and/or economic feasibility requirements, as may be determined by one or more agreed upon experts as provided for in such agreements, a conventional refinery for matte processing.

Once the demonstration plant is completed and has received intermediate concentrate product from the Voisey's Bay Project for testing, Inco can ship quantities of intermediate concentrate product(s) produced by the Voisey's Bay Project containing nickel and/or cobalt to Inco's facilities in Ontario and Manitoba (Sudbury and Thompson, respectively) for further processing into finished nickel and cobalt products. Shipments of such Voisey's Bay intermediate concentrates are limited to certain maximum aggregate quantities and will end when the construction of the Hydromet commercial processing facility is completed. If, however, a conventional matte refinery is constructed, as referred to above, then this facility would be subject to an exemption order that would enable quantities of nickel in concentrate to be shipped out of the Province on an annual basis equivalent to the contained nickel in matte processed in the conventional matte refinery during such year.

Under the definitive agreements, Inco will also be required, prior to the cessation of the Voisey's Bay mining operations in the Province, subject to certain exceptions relating to the availability of such external sources, to bring into the Province for further processing at the Hydromet or conventional matte processing facility to be constructed in the Province from sources outside the Province, in one or more intermediate forms, quantities of intermediate product, subject to certain annual minimum quantities, containing in total quantities of nickel and cobalt equivalent to what was shipped to Inco's Ontario and Manitoba operations.

The definitive agreements also set forth:

(1) Inco's commitment to an underground exploration program covering the Voisey's Bay deposits with the objective of discovering sufficient nickel-containing mineral reserves for processing beyond Phase I of the Voisey's Bay Project,

(2) the terms under which the processing of copper intermediate in the Province would be justified, and

(3) the Province's commitment to (i) the tax regime that will apply to the Voisey's Bay Project, (ii) electric power rates for the Voisey's Bay Project and (iii) the issuance of the necessary permits and authorizations to enable the Voisey's Bay Project to proceed.

The definitive agreements also provide for programs and arrangements relating to employment and industrial benefits in connection with the construction and related aspects of the Voisey's Bay Project. In addition, the definitive agreements include specific sanctions if Inco were not to meet certain of its contractual obligations under such agreements, including the effective forfeiture of its lease to conduct mining operations in the Province.

Inco report that all of the conditions to the completion of the definitive agreements, including securing acceptable financing arrangements, completing the Feasibility Study and the finalization and execution of the tax agreement among the Province, Inco and VBNC, have been met as of the effective date of this Report and, accordingly, the definitive agreements are effective.

3.6 Inco's Agreements with Aboriginal Groups

The Voisey's Bay Project is located in an area which is subject to recognized aboriginal land claims. As a result, in addition to obtaining the mineral licenses, the mining lease and surface rights it was necessary for Inco and VBNC to negotiate impacts and benefits agreements with each of the Inuit of Labrador, represented by the Labrador Inuit Association ("LIA") and the Innu of Labrador, represented by Innu Nation.

In June 2001, when confidential negotiations with the Province restarted, Inco and VBNC also resumed negotiations with each of the LIA and Innu Nation on impacts and benefits agreements. These agreements were finalized in May 2002 (the "IBAs"). The IBAs were subsequently ratified by the respective memberships of each of the LIA and Innu Nation and signed by the parties effective July 29, 2002. The IBAs set forth (i) certain payments to be made to each of the LIA and Innu Nation by VBNC over the life of the Voisey's Bay Project, (ii) programs relating to training, employment and business opportunities to be created for the LIA and Innu Nation, and (iii) the participation of each of the LIA and

Innu Nation in environmental and certain other programs and procedures relating to the Voisey's Bay Project.

Inco and VBNC understand that each of the LIA and Innu Nation reached interim agreements in July 2002 relating to their respective land claims with the Governments of Canada and the Province so as to enable the Voisey's Bay Project to proceed. Inco and VBNC understand that each of the LIA and Innu Nation are continuing negotiations with the Government of Canada and the Province towards the conclusion of final comprehensive land claims agreements which will replace the interim agreements and which will also deal with issues generally unrelated to the Voisey's Bay Project.

3.7 Environmental Liabilities

The Voisey's Bay deposits are located in a greenfield site and there are no known environmental liabilities as a result of previous exploration or mining activities. The scope of an environmental impact assessment for the Voisey's Bay Project was established under a January 1997 memorandum of understanding among the Government of Canada, the Government of the Province, the LIA and Innu Nation on a harmonized environmental assessment process for the Voisey's Bay Project.

The Voisey's Bay Project was the first major mining project to be subject to full review under the Environmental Assessment Act (Canada) since this legislation came into effect in January 1995. In early 1997, a five-person environmental assessment panel was selected pursuant to a January 1997 memorandum of understanding entered into by the Governments of Canada and the Province, the LIA and Innu Nation to conduct the environmental assessment of the Voisey's Bay Project.

The environmental assessment process, including public hearings, were held over the 1998 to 1999 period and the panel issued its report and recommendations in April 1999. The panel recommended that the Voisey's Bay Project proceed subject to a number of separate recommendations. In August 1999, the federal and provincial governments announced their respective detailed responses to the environmental assessment panel's recommendations. Both governments released the Voisey's Bay Project from the environmental assessment process subject to certain terms and conditions, including measures intended to mitigate potential environmental effects relating to the Voisey's Bay Project, and accepted a number of the panel's recommendations. Inco does not believe that those recommendations or the terms and conditions of the releases stipulated by the governments have created unduly burdensome financial or other restrictions on the Voisey's Bay Project.

3.8 Permits Required for Construction & Operation

Inco report that 115 of the approximate 230 permits required to construct and bring into production Phase I operations have been obtained. Key permits and other approvals are shown in Table 3.8.1.

Table 3.8.1: Status of Permits, Authorizations and Approvals

Description	Status
Mining Lease	Received
Fish Habitat (HADD)	Received
Development Plan (Mining Act)	On Schedule

Effluent Regulations	Compliance Schedule Prepared
Approval to Operate Industrial Facilities	On Schedule
Rehabilitation & Closure Plan	On Schedule

Source: Inco Presentation, March 2004.

The permitting process is reported to be on schedule and the remaining authorizations are anticipated to be granted in a timely manner.

Figure 3.1: Location Map of the Voisey's Bay Project


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY DEPOSIT
Project Location
Cape Chidley
Ungava Bay
Voisey's Bay Deposit
Nain
Main Block
Cape Kiglapait
Québec
ATLANTIC OCEAN
Davis Inlet
Hopedale
Makkovik
Cape Harrison
Postville
Labrador
Rigolet
Cartwright
Black Tickle
Churchill Falls
Happy Valley-Goose Bay
Labrador City
Port Hope Simpson
Red Bay
Blanc Sablon
0 50 100 150 200 250
km



Figure 3.2: VBNC Mineral Claims

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Main Block Mineral Licenses and Mining Lease

Anaktalak Bay
Edward's Cove
Anaktalak Bay Exploration Camp
9528M
9538M
Reid Pond
Half Way Hill
6870M
Option 4 Pond
9582M
Kangeklualuk Bay
9143M
Ikadlivik Brook
Camp Pond
9584M
Ovoid
Headwater Pond
Mining Lease
Ryan's Pond
6867M
Trout Pond
Kogluktokoluk Brook
Voisey's Bay
6866M
9534M
km

Figure 3.3: Existing Infrastructure Surrounding Voisey's Bay Project


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Location of Current Infrastructure
ANAKTALAK BAY
Temporary Wharf
Anaktalak Bay Camp
ANAKTALAK BAY
ANAKTALAK BAY
REID BROOK
Road
Temporary Airstrip
Ovoid
VOISEY'S BAY
0
5
N

Figure 3.4: Location of Mineral Resources & Reserves


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Mineral Deposits Projected to Surface
Road
Temporary Airstrip
Discovery Hill
Ovoid
Reid Brook
Southeast Extension
Eastern Deeps
Far Eastern Deeps
- Disseminated Sulphide
- Massive Sulphide
0
1
km

4.0 ACCESSIBILITY, LOCAL RESOURCES, INFRASTRUCTURE, CLIMATE & PHYSIOGRAPHY (ITEM 7)

The information presented in this section originates in Inco's Technical Report dated 31 August, 2003.

4.1 Physiography

The Main Block is generally sparsely treed with barren highlands to the east and west. A central, north-south trending valley runs throughout, which is well treed, has widely spaced string bogs and is covered by thick overburden. The mountainous region to the west is drained by Reid, Ikadlivik and Kogluktokoluk brooks, which empty through rocky, steep-sided valleys into Voisey's Bay. Elevations on the Main Block extend from sea level to 175m at Discovery Hill and to 225m at the Eastern Deeps. Maximum elevations in the area of the Voisey's Bay Project are found at Anaktalak Bay, with hills up to 500m.

4.2 Property Access

During the shipping season (June to December), the nearest community, Nain, is serviced by coastal freighter. At present, the temporary dock at Anaktalak Bay has no facilities for loading and unloading materials or equipment from large, ocean-going ships and can only accommodate small ships and barges. Voisey's Bay Project activities are supported by helicopter year-round supplemented by snowmobile and tracked vehicles in winter. In addition, a small, fixed-wing aircraft delivers personnel and supplies to a temporary landing strip at the proposed mill site. A permanent airstrip currently under construction is expected to be completed in September 2003.

4.2.1 Proximity & Availability of Support Services

The Voisey's Bay Project is located at a remote site. There are no existing services, such as roads or power, and substantial infrastructure will need to be constructed for the development and operation of the Voisey's Bay Project. The Inco March 2003 Feasibility Study (the "2003 Feasibility Study") identified facilities required to adequately service a remote site of this nature. The location of the proposed infrastructure is shown in Figure 4.1. VBNC intends to build or otherwise acquire such facilities, including:

- access roads;
- a 1,600m long gravel-surfaced airstrip, complete with edge lighting and approach aid equipment;
- an accommodation complex with approximately 255 single -occupancy bedrooms, dining and recreational facilities and an aboriginal food preparation area;
- a service complex, including equipment maintenance and warehousing facilities;
- male/female mine change facilities and administration offices;
- a diesel oil fired power plant with installed capacity of 23.5MW to supply electrical power to the site via an overhead distribution system;
- a communications systems;

- a potable water supply for the mine and concentrator facilities from two wells drilled;
- a fresh/firewater supply from Camp Pond through a pumphouse facility and fire ring water pipeline around the mill site;
- a process water supply from the tailings basin using a reclaim barge pump unit; and
- a treatment and discharge system for site waste water, including a water treatment plant, effluent pipeline running parallel to the port access road and outfall diffuser.

The site is planned to extend along the southeast shoreline of Anaktalak Bay and will also include the following:

- a concentrate receiving station, a tripper conveyor system, a 175,000t concentrate storage building and reclaim conveyers;
- a shiploader, with a recovery rate of 1,500t/h suitable for both winter and summer operation;
- a wharf consisting of steel sheet pile cells;
- a container and break-bulk receiving and storage area;
- diesel fuel off-loading, storage tank farm and truck-loading facilities; and
- a stormwater runoff collection system and sedimentation pond.

It is also planned that the Voisey's Bay Project's port facility, to be located approximately 11km from the proposed site of the process plant at Edward's Cove on the southeast shore of Anaktalak Bay, will be used to load the nickel and copper containing concentrates to be produced into deep sea vessels and will receive general cargo and consumables. The port facility will be used in both summer and winter and the systems and equipment will be suitable for cold weather operations.

The workforce will be brought onto site and VBNC plans to train such workforce at the site. Personnel will be flown in and out of the site during both construction and operations. A limited amount of air freight will be required for perishable commodities and emergency repairs.

The majority of inbound cargo and all outbound movements are planned to be by ship, using a charted shipping route to the site. Nickel concentrates are planned to be shipped year round, with the exception of two periods of approximately six-weeks duration when no shipments would be made. Ice studies have confirmed the ability to ship concentrates through the ice conditions in this area with a suitable vessel. Copper concentrate and fuel are only planned to be shipped during the ice-free period. Shipping through land fast ice is a concern for the Inuit of Labrador because of the proximity of their communities to the site of the Voisey's Bay Project and their frequent use of the ice in Anaktalak Bay for travel and harvesting. As a result, VBNC and the LIA have entered into shipping protocols that govern Phase I and intend to enter into a final shipping agreement that will govern future phases of the Voisey's Bay Project.

4.2.2 Climate

Northern Labrador represents a transition zone between Arctic and sub-Arctic climates. In the fall and winter seasons, intense, low-pressure weather systems commonly bring gale to storm-force winds and heavy snow to the northern coast of Labrador. Winds tend to be more moderate in summer. The Voisey's Bay area has experienced an average annual total precipitation of approximately 845mm, comprised of 398mm of rain and 447mm of snow. Typical of northern regions in Canada, the coldest months in the Voisey's Bay Project area are January and February, when daily temperatures average -17°C. July and August are the warmest months, with average temperatures of +10°C. Seasonal extremes range between -39°C and +32°C.

A 15-day allowance per year has been made in the mine and the concentrator operating schedules to account for production delays due to weather conditions.

Figure 4.1: Location of Infrastructure


VOISEY'S BAY NICKEL
COMPANY LIMITED
VOISEY'S BAY PROJECT
Location of Proposed Infrastructure
N
ANAKTALAK BAY
ANAKTALAK BAY
ANAKTALAK BAY
CONSTRUCTION CAMP
REID BROOK
AIRSTRIP
MILL SITE
ACCOMMODATION COMPLEX
OPEN PIT
WASTE ROCK STORAGE
WASTE ROCK DISPOSAL AND TAILINGS BASIN
SOUTH OVERBURDEN STORAGE
SOUTH TOPSOIL STOCKPILE
VOISEY'S BAY
0
5
Kilometers

5.0 HISTORY (ITEM 8)

The information presented in this section originates primarily in Inco's Technical Report dated 31 August, 2003.

Inco presented an updated resource statement (dated 31 December 2003) in its 2003 Annual report. The reserve statement in the 2003 Annual Report remains unchanged. Therefore included in subsection 5.3.3 is Inco's 31 August 2003 resource statement and supporting text.

5.1 Previous Ownership

ARL first discovered the mineralization at Voisey's Bay in September 1993 during the course of a regional exploration program conducted pursuant to a contractual arrangement with DFR. DFR staked claims to the property in early 1994. After initial exploration efforts revealed a major deposit and as part of Inco's June 1995 acquisition of a 25% interest in the Voisey's Bay deposits, DFR formed a subsidiary, VBNC, in June 1995 to hold the Voisey's Bay and other DFR mineral claims in Labrador, conduct further exploration and ultimately develop and operate the Voisey's Bay Project.

In June 1995, Inco acquired a 25% interest in VBNC and approximately 7% of DFR's common shares. In August 1996, Inco acquired all of the shares of DFR it did not then own pursuant to a plan of arrangement, and VBNC became a wholly-owned subsidiary of Inco.

5.2 Previous Evaluations and Development

Prior to Inco's acquisition of DFR, Teck Corporation (now known as Teck-Cominco Limited) ("Teck") prepared the "Voisey's Bay Development Mine-Mill Project Feasibility Study", dated June 1996, for DFR (the "Teck Study"). The Teck Study was based on milling 7000t/d from the Ovoid and Mini-Ovoid deposits to produce 133million pounds of refined nickel metal annually. The Teck Study included preliminary designs for a concentrator, shop/warehouse/office facility, port site concentrate storage and handling facilities, fuel storage and handling facilities, shipping arrangements as well as capital and operating cost estimates.

In 1997, VBNC awarded SNC-Lavalin a contract for project and construction management relating to the development of a 20,000t/d mine/mill at Voisey's Bay. The contract included the design of the open pit mine. The pit was designed by Kilborn Engineering ("Kilborn") based on a geological interpretation and block model provided by ITSL. The design of the process metallurgy was based on the tests used in the Teck Study. A second metallurgical sample was obtained in 1997 and the pilot plant tests confirmed the results from the 1995 pilot plant tests.

Limited construction of certain site infrastructure, including the main access road, commenced in the spring of 1997. However, construction activities at the site were suspended as a result of certain legal proceedings brought by the LIA and Innu Nation in June 1997 and a ruling by the Newfoundland Court of Appeal in September 1997 that these activities were subject to the joint environmental assessment process. As a result of that court ruling, all development work was halted, including detailed design work by

SNC-Lavalin, since such work could not proceed during the environmental assessment process. However, surface exploration continued at site. Concurrent with exploration, VBNC and Inco proceeded with a number of mining studies, metallurgical tests and research programs and other engineering activities to assess the technical and economic feasibility of the Voisey's Bay Project. ITSL recommended that additional boreholes be drilled in the Ovoid deposit to support future pit planning. A total of 20 additional holes were drilled in 1997.

During 2000, Inco continued internal research and development work on Hydromet processing technologies to treat Voisey's Bay nickel concentrates. Inco also continued surface exploration programs at Voisey's Bay and at other targets in Labrador covered by its mineral licenses. In September 2001, Inco and VBNC shut down exploration activity in Labrador and the exploration camp at the Main Block was decommissioned.

As previously stated, confidential negotiations between Inco and the Province resumed in late June 2001 and a non-binding Statement of Principles was entered into in June 2002 which was approved by the Province's legislature in late June 2002. On October 7, 2002 Inco and VBNC signed definitive agreements implementing the Statement of Principles, including the Development Agreement. VBNC then initiated the Feasibility Study, entitled "Voisey's Bay Project, Labrador – Mine and Concentrator Plant Feasibility Study", which was completed in March 2003, referred to in this report as the 2003 Feasibility Study.

5.3 Historical Resource Estimates

5.3.1 Teck Estimate

The mineral reserve estimate in the Teck Study was based on a geological model utilizing geological sections at 50m intervals along the deposit. Specific gravity ("SG") of massive and disseminated sulphide was calculated for each block using inverse distance squared modeling based on 5m long composite pycnometer density tests. Assay data for nickel, copper and cobalt was also composited into 5m intervals for massive and disseminated sulphide.

A three-dimensional block model of the mineralization, using 10m x 10m x10m blocks, was constructed. The nickel, copper and cobalt grades and the SG were modeled based on geostatistical methods.

"Geological reserves" were estimated in the Teck Study over the complete block model. The mineral resource classification was determined based on the distance of individual blocks to the nearest hole. Measured mineral resources were classified as mineral reserves within 30m of a hole, indicated mineral resources were between 30m and 50m of a hole, and while inferred mineral resources were greater than 50m from a hole. Based on these criteria, Teck estimated "geological reserves" as shown in Table 5.3.1.

Table 5.3.1: 1996 "Geological Reserve" Estimate, Teck

Classification	Resources (kt)	Ni Grade (%)	Cu Grade (%)	Cobalt Grade (%)
Measured	30,460	2.731	1.618	0.114
Indicated	3,340	2.115	1.264	0.089

Inferred	4,415	0.613	0.453	0.032
Total	**38,215**	**2.432**	**1.453**	**0.102**

The term "Geological Reserves" is an historical term and it is not recognized in National Instrument 43-101. The estimates shown in Table 5.3.1 would most likely be considered as mineral resources (using the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000) because mining loss and dilution factors have not been applied. Under National Instrument 43-101, the inferred mineral resources can not be added to the other categories of mineral resources.

To determine the shape of the optimum pit, the grade block model was converted to a net smelter return block model by considering metallurgical recoveries, assumed metal prices and currency exchange rates and deducting appropriate transportation, smelting and refining costs. The ore cut-off value was determined and corresponded to a nickel grade of about 0.3%.

Based on these estimates, a diluted, mineable reserve of 32.2million tonnes grading 2.75% nickel, 1.62% copper and 0.11% cobalt was reported by Teck. Dilution was represented by a 1.5m waste boundary surrounding the defined area of mineralization and represents the estimated amount of waste rock that would have to be processed as ore in order to recover 100% of the mineralized zone. Dilution was estimated at 850,000 tonnes at zero grade.

In Inco's Annual Report on Form 10-K for the year ended December 31, 1996, Inco included as part of its total mineral (ore) reserve estimate a mineral reserve estimate of 32 million tonnes grading 2.83% nickel, 1.68% copper and 0.12% cobalt, based on the undiluted reserves reported by Teck. Similar mineral reserve estimates, also based on the undiluted reserves reported by Teck, were included in Inco's Annual Report on Form 10-K for the years ending December 31, 1997, 1998, 1999 and 2000.

5.3.2 ITSL Estimate (SNC-Kilborn Engineering Study)

ITSL and VBNC carried out a new mineral resource estimate on the Ovoid and Mini-Ovoid deposits in 1997 which is stated below in Table 5.3.2. These mineral resource estimates were determined using industry standard methods and are in compliance with CIM's Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.

Table 5.3.2: 1997 Mineral Resource Estimate, ITSL

Zone	Classification	Resources (kt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Ovoid & Mini-Ovoid Massive	Measured	21,820	3.71	2.16	0.185
Ovoid & Mini-Ovoid Disseminated	Measured	7,060	1.10	0.71	0.062
Total	**Measured**	**28,880**	**3.07**	**1.81**	**0.154**
Southeast Extension	Indicated	2,390	0.78	0.44	0.042
Total	**Meas. & Ind.**	**31,300**	**2.89**	**1.70**	**0.145**

The mineral resource estimates set forth in Table 5.3.2 were based on a cut-off value that corresponded to a nickel grade of 0.5% nickel, compared to the Teck estimate, which used a cut-off value that corresponded to a nickel grade of 0.3% nickel. The higher cut-off value, coupled with a more conservative geological interpretation, resulted in a reduced tonnage at a higher grade.

The 1997 mineral resource model was provided to Kilborn for pit planning and determination of the mineral reserve estimates. Based on the pit design for the Ovoid and Mini-Ovoid deposits, a proven mineral reserve estimate of 31 million tonnes grading 2.88% nickel, 1.69% copper and 0.145% cobalt was reported in Inco's Annual Report on Form 10-K for the year ended December 31, 2001. The mine plan projected the recovery of 100% of the massive sulphide mineralization and 60% of the disseminated sulphide mineralization included in the mineral resource estimate for an overall recovery of 88% of the resource. The pit design did not include the extraction of the mineral resource in the Southeast Extension deposit. Dilution was estimated at 11.4% of tons at a grade of about 0.1% nickel, 0.1% copper and 0.01% cobalt.

5.3.3 Inco Resource Statement, 31 August 2003

A mineral resource model was completed in January 1998 and later updated to include the Southeast Extension deposit in April 1999. This mineral resource model was used as the base for the mineral reserve estimate and mine plan in the 2003 Feasibility Study. The 1999 model incorporated all the drilling data available by April 1999 and benefited from an increased confidence in the geological modeling of the various ore zones and in the grade interpolation due to the addition of diamond drilling since the construction of the previous model in June 1997 used in the ITSL mineral resource estimate.

The 1999 model incorporated the geology from an additional 34 metallurgical holes and the geology and assay data from an additional 28 holes drilled in 1997 to better define the pit limits. In addition, the topography was revised based on a new survey of all the drill hole collars.

Dilution of the Mineral Resources Block Model

Internal geological dilution has been accounted for during the interpolation process. A component of vertical dilution was added by using troctolite samples located on the outer side of the low-grade zone.

Mineral Resource Classification

The mineral resource estimates have been classified in accordance with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The measured resource category has been applied to the Ovoid and Mini-Ovoid deposits and the indicated mineral resource category has been applied to the Southeast Extension deposit.

Classification criteria were developed using the number of holes, the continuity in the mineralization and the anticipated level of mining selectivity in each zone

Mineral Resource Estimate

The historical mineral resource estimates from the Inco Report are shown in Table 5.3.3. These mineral resource estimates are inclusive of the mineral reserve estimates stated in Table 7.1.4 and discussed later in section 7.1. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The mineral resource estimates were determined with the benefit of data from additional drill holes compared to the 1997 mineral resource estimates shown in Table 5.3.2. The tonnage estimate has increased since the 1997 mineral resource estimate by about 2% and the nickel grade has decreased by 0.1% as a result of the slight decrease in the volume of the massive sulphide zone and an increase in the volume of the disseminated zone indicated by the additional drilling results.

Table 5.3.3: 31 Aug 2003 Mineral Resource Estimate, Inco

Zone	Classification	Resources (kt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Ovoid & Mini-Ovoid Massive(1)	Measured	21,280	3.72	2.17	0.184
Ovoid & Mini-Ovoid Disseminated(1)	Measured	8,030	1.00	0.67	0.055
Total	**Measured**	**29,310**	**2.97**	**1.76**	**0.149**
Southeast Extension	Indicated	2,600	0.81	0.47	0.038
Total	**Meas. & Ind.**	**31,910**	**2.79**	**1.65**	**0.140**

(1) All the blocks in the model are reported as mineral resource. i.e. no cut-off applied.
(2) Assuming selective mining of 10mx10mx5m blocks based on a 0.5%Ni cut-off grade.

In the Independent Audit, AMEC independently audited each step of the mineral resource modeling process and determined that the mineral resource models were acceptable to support mine planning and declaration of mineral reserves. AMEC suggested some minor changes to the process and recommended the drilling of additional drill holes for future pit optimization work.

Based on AMEC's recommendation, an additional 7 drill holes were drilled in the Southeast Extension deposit and an additional 18 bore holes were drilled in the Ovoid and Mini-Ovoid deposits to better define the shape of the ore contact at the pit edge in late 2002 and early 2003. The recommendations suggested by AMEC for modeling were incorporated into the process and a new block model was produced. A mineral resource estimate was carried out on the revised model to determine the impact of the additional drilling on the estimate used for the 2003 Feasibility Study. The preliminary mineral resource estimate based on this revised model is essentially identical to the mineral resource estimate used in the 2003 Feasibility Study.

Model Data & Geologic Model

All data used for the modeling was stored in a Datamine database. The geological interpretation was carried out by ITSL and VBNC geologists and it was initially based on the modeling of the troctolite unit hosting the mineralization. Within this envelope, two domains of massive sulphide mineralization and low-grade mineralization were further defined.

The outer boundary of low-grade mineralization is always located inside the troctolite envelope and corresponds with a natural discontinuity in the sulphide content profile. In the Southeast Extension deposit, only the low-grade mineralization was modeled since the Southeast Extension deposit is basically contiguous with the overall troctolite envelope and no significant massive sulphide intersections have been intersected.

In all the deposits, the geological interpretation was "snapped" in 3D to the actual location of the drill-holes. The resulting 3D envelope was then checked in both plan and long-section views to ensure 3D consistency. Drill-hole assays inside and outside the massive sulphide envelope were composited with a length of 1m.

The block model origin in UTM NAD 83 coordinates extends from 555150 east to 556200 east, 62442550 north to 6243450 north and for 540m in elevation (4660 m to 5200 m in the Voisey's Bay Main Block reference system, where 500m equals mean sea level). The block dimensions are 10m x 10m x 5m vertical.

Grade Capping

No direct high-grade capping was applied to the samples used in the mineral resource model. In the areas of massive sulphide mineralization domain, there are no significant high-grade outlier data. In the areas of low-grade mineralization, the skewness of the population is handled in the mineral resource model construction through the use of multiple indicator kriging.

Variography

Variograms were computed for nickel, copper, iron and sulphur. The vertical (downhole) variograms were used to establish the nugget effect. Grade and indicator variograms were run independently within the areas of massive and low-grade mineralization and within the three deposits of different orientations, i.e., the Mini-Ovoid, Ovoid and Southeast Extension deposits. A total of 20 grade variograms (nickel, copper, iron and sulphur in the Ovoid and Mini-Ovoid deposits and nickel and copper in the Southeast Extension deposit) and 48 indicator variograms (8 indicators for nickel and 8 indicators for copper in all three deposits) were calculated, modeled and later used for grade or indicator interpolation.

Block Model Interpolation

Grade interpolation was done through nearest neighbour, ordinary kriging and indicator kriging for comparison and validation purposes. The model endorsed for mine planning and resource reporting is the ordinary kriged model in the massive sulphide mineralization and the multiple indicator kriged model in the disseminated mineralization.

While three grade interpolation techniques provide the same global average of the mineral model before applying a cut-off, the nearest neighbour method is not appropriate for local estimation and is only used as a check to ensure the absence of global biases. Indicator kriging is deemed more appropriate to deal with skewed grade distributions and was used in the disseminated domains to properly account for the high-grade outliers during the interpolation process.

Multiple interpolation runs with various search distances and composite selection requirements were performed for nickel, copper, iron and sulphur by ore type and variography domain. A total of 156 interpolation runs were completed in the building of the various models, with 32 nearest neighbour runs and 124 kriging runs.

Block Model Validation

The block model has been validated in several ways. An extensive review of block model grade plans and sections was performed to ensure that grade interpolation was honouring the data and interpolation domains.

The average grades of 1m composites, and nearest neighbour, ordinary kriging and indicator kriging models, were compared. In general, there is reasonable agreement among various validation methods and no global bias is present in the mineral resource model.

In the Southeast Extension deposit, where significant ore sorting is anticipated to be possible through grade control, the smoothing occurring in the indicator kriged model was assessed and corrected using an indirect lognormal volume-variance correction. This was done to mitigate the chances of a biased estimate of the recoverable mineral reserve as a result of underestimating the recoverable grade. The corrected grades were included in the final model used for mine planning and mineral resource and mineral reserve reporting.

6.0 GEOLOGY & SAMPLING

The information presented in this section is taken from Inco's Technical Report dated 31 August, 2003.

6.1 Geological Setting (Item 9)

6.1.1 Regional Geology

The regional geology is dominated by juxtaposed terranes of Archean and Proterozoic gneisses, extensively intruded by suites of troctolitic, gabbroic/anorthositic and granitic plutonic rocks.

The major structural feature in the region is a north-south-trending collisional suture, juxtaposing Archean Nain Province gneisses to the east with Lower Proterozoic -age Churchill Province gneisses to the west. The crustal suture was formed more than 1800 Ma ago.

The next major geological event occurred between 1350 and 1290 Ma ago, when the area was intruded by massive volumes of magma resulting in the emplacement of widespread, batholithic intrusions (Figure 6.1). These intrusions, collectively referred to as the Nain Plutonic Suite ("NPS"), include a spectrum of igneous rock types but consist mainly of anorthosite, troctolite, diorite and granite.

The gneisses and intrusive rocks of the NPS have been cut by a series of regional east-west lineaments, many of which show significant movement, and some of which cut and displace portions of the NPS. Otherwise, there has been no major deformation since the emplacement of the NPS. Mafic dykes occupy parts of these east-west structures.

6.1.2 Main Block

The geology of the Main Block is shown in Figure 6.2. Archean Nain Province and Early Proterozoic Churchill Province rocks compose the basement lithologies. The Nain Province rocks consist of moderately to strongly migmatized, isoclinally folded, quartzofeldspathic gneisses with lesser metasedimentary, amphibolitic and minor anorthositic material. The Churchill gneisses proximal to the deposits consist of equal proportions of quartzofeldspathic paragneiss and garnetiferous, locally graphitic and sulphidic, paragneiss. These paragneisses are part of an extensive lithologic unit called the Tasiuyak Gneiss.

The gneisses are intruded by an Early Proterozoic orthogneiss and by Middle Proterozoic NPS rocks. The orthogneiss is an orthopyroxene-bearing tonalite that occurs along and proximal to the collisional suture in the deposit area. It is strongly lineated with gneissosity developed locally. The orthogneiss essentially encloses the deposits that will be mined with the open pit.

The NPS can be separated into four distinct rock types: anorthosite, ferrodioritie, troctolite and granite. Geological mapping and airborne magnetic surveys indicate that the NPS intrusions are essentially flat-lying, relatively undeformed sheets.

Portions of two major NPS anorthosite complexes are present on the Main Block. The Ikadlivik Massif occurs in the northwestern part of the property and the Kangeklualuk Massif occurs in the northeastern part of the Main Block.

The Voisey's Bay Intrusion ("VBI"), Ashley Intrusion and Mushuau Intrusion of the NPS are mafic in composition and are dominantly composed of olivine gabbro and troctolite with variable amounts of leucotroctolite, melatroctolite, olivine norite, gabbronorite and ferrodiorite. The Voisey's Bay deposits are hosted by the VBI, which has been estimated to be at 1338 Ma old.

6.1.3 Deposit Geology

Intrusion-types within the VBI

The VBI occurs in three intrusions. The first comprises the large, easterly plunging, troctolite chamber overlying the Eastern Deeps deposit. The second is the troctolite dyke, commonly referred to as the "feeder dyke" or "conduit." It extends north of the Eastern Deeps chamber as a thin, flat-lying, body and then westward, with progressively steeper northerly dips eventually overturning to steep southerly dips. The Ovoid, Mini-Ovoid and Discovery Hill deposits occur in the steep, north-dipping segment while the Reid Brook deposit occurs in the south-dipping portion. The "conduit" ultimately approaches the top of the third body, the Western Deeps troctolite chamber below the Reid Brook deposit at a depth of about 1000 metres. The feeder dyke joins the two chambers.

Rock Types

The VBI consists of a variety of dominantly troctolitic cumulates, distinguished principally by (i) variations in the proportions of cumulus olivine and plagioclase, (ii) the amount of intercumulus minerals such as clinopyroxene, hornblende and biotite and (iii) the presence of sulphide and a variety of both locally-derived and exotic xenoliths. Feeder olivine gabbro occurs within the feeder dyke and sometimes as a marginal phase along contacts between the VBI and country rock. It is a plagioclase ± olivine cumulate containing much more intercumulus material (between 30 and 50 modal per cent) than other components of the VBI. Ferrodiorite or ferrogabbro is also present in the feeder environment. They have a finegrained, noncumulate texture. Ferrodiorite is generally massive but occasionally exhibits compositional banding, particularly in areas where sulphide is present.

Rock Types Hosting Mineralization

Varied-textured troctolite or variable troctolite underlies the normal troctolite and occurs in the basal portion of the Eastern Deeps chamber and in wider sections of the feeder dyke. It differs from normal troctolite in that it contains up to 25% by volume gneiss inclusions and variable amounts of fine-grained disseminated to blotchy, pegmatitic sulphide. Inclusion-bearing troctolitic rocks, termed basal breccia or feeder breccia, occur at the base of the Eastern Deeps Chamber at the point of intersection with the feeder dyke, and within the feeder dyke and along contacts of the VBI with country rock.

Sulphide Types

There are four principal types of sulphide mineralization at Voisey's Bay: massive, leopard-textured, basal breccia, and disseminated in variable troctolite. The last three

types are interfingered and cannot be correlated as distinct units. They have been combined and classified as disseminated sulphide in the geological model for the Ovoid, Mini-Ovoid and Southeast Extension deposits. For the mineral resource estimates, the mineralization has been divided into two domains: massive sulphide and disseminated sulphide. The contact between the massive sulphide and disseminated sulphide is sharp with very little inter-fingering. Examples of various types of mineralization are shown in Figures 6.3 and 6.4.

Massive Sulphide

Massive sulphide at the Ovoid and Mini-Ovoid deposits consists of accumulations of greater than 75% by volume of sulphide. The sulphide assemblage comprises pyrrhotite (varying proportions of finely intergrown hexagonal pyrrhotite and troilite), pentlandite, chalcopyrite, cubanite and magnetite. Trace quantities of galena, sphalerite, argentopentlandite and mackinawite are also present. Cubanite occurs as discrete grains and exsolution lamellae in chalcopyrite. Massive sulphide in the Ovoid and Mini-Ovoid deposits is characterized by very coarse grains (1-2 cm) of pentlandite, often occurring as partial to complete rims or "loops" around large crystals of pyrrhotite and as corroded-looking grains within chalcopyrite. A small amount of pentlandite also occurs as small "eyes" and exsolution lamellae within pyrrhotite.

Magnetite is a conspicuous component of massive sulphide in the Ovoid. Based on detailed observations on core from the BS series of diamond drill holes and on less detailed data from other holes. Magnetite is present in the 10-15 modal per cent range throughout much of the central Ovoid deposits, with a significant decrease to the 3-10 modal per cent range adjacent to the footwall contact. The magnetite forms subhedral to amoeboid-shaped crystals 1-5mm in size. Several areas of concentration with 20-40 modal per cent of abnormally coarse magnetite occur sporadically but seem to be preferentially located in the central parts of the Ovoid deposits.

Disseminated Sulphide

Leopard-textured sulphide (net-textured sulphide)

The term "leopard-textured sulphide" was introduced to describe a mineralization type consisting of black aggregates or oikocrysts of augite and olivine up to 0.5cm in diameter in a matrix of sulphide. In practice, this term now refers to any heavily mineralized, net-textured sulphide mineralization. The sulphide matrix consists primarily of pyrrhotite, pentlandite and chalcopyrite, which occur interstitial to the principal cumulus silicates, plagioclase and olivine. The proportion of sulphide varies from 20%-50% per cent by volume. The mineralogy of the leopard-textured sulphide is similar to that of adjacent massive sulphide.

Sulphides in basal breccia

Mineralization in basal breccia is much more variable than that of the two preceding mineralization types. It consists in part of small lenses or veins of massive sulphide, as veins of leopard-textured sulphide and, commonly, as blotches of sulphide interstitial to the inclusions of gneiss, troctolite, melatroctolite and ultramafic rocks, which are common in this rock unit. Again, the mineralogy of is the same as the mineralogy of the adjacent massive sulphide.

Disseminated sulphides in variable troctolite

Sulphides are sometimes abundant (up to approximately 25%) in the lower part of variable troctolite sequences and usually decrease upward. They occur in two forms, most commonly as irregular blotches, 10-30cm in diameter, of sulphide intergrown with coarse silicates. The second form of sulphide occurs as irregular patches of disseminated sulphide within variable troctolite that displays a normal, medium-grained, fabric.

Post-Mineralization Intrusions and Structures

All rock units are intruded by younger granitic intrusions of the NPS. Both the Makhavinekh and Voisey's Bay granites consist of medium to coarse-grained monzonite, quartz monzonite, syenite and granite. Geological mapping and diamond drilling have confirmed the sheet-like nature of these units. The Makhavinekh granite is rapakivi-textured with abundant ovoid-shaped feldspars. The Voisey's Bay granite has a hypidiomorphic texture with minor, locally developed, rapakivi texture. The granites commonly form complex intrusive breccias with adjacent units, including the VBI.

East-west trending faults and joints that may be related to extensional tectonics are a prominent feature of Main Block geology; these are most common in the eastern half of the Main Block. Significant sinistral displacements occur across numerous regional, eastwest lineaments. Thin, very late, mafic dykes occupy some of these structures. Neither the granite nor mafic dykes cross-cut the mineralization within the planned open pit.

Some members of the late east-west oriented fault set cut and displace portions of the VBI. No major offsets have been documented within the mineralized zones, but minor dislocations may reduce ground strength in localized areas of gouge and fracturing.

6.2 Deposit Types (Item 10)

6.2.1 Sulphide Concentration

The mineralization of nickel, copper and cobalt within the VBI is magmatic sulphide genetically related to mafic magmatism. In deposits of this type, concentrations of sulphide result from the development of immersible sulphide-rich and silicate-rich liquids during the cooling of a magma. Chalcophile elements such as nickel and copper are preferentially partitioned into the sulphide rich liquid phase. Owing to differences in physical properties between these, such as differences in density and viscosity, they may spatially separate from each other to a greater or lesser extent.

Sulphide liquids are denser than silicate liquids and tend to concentrate at the base of mafic intrusions. Liquids of different density may also separate from each other through a process known as flow differentiation, which takes place where liquids pass through conduits or pass from one hydraulic regime (turbulent flow through a restricted passage, for example) to another (laminar flow in a larger magma chamber, for example). Complete separation of sulphide from silicate liquid by whatever process may result in the formation of a massive sulphide deposit with only minor amounts of entrained silicate; incomplete separation will result in the formation of disseminated sulphide deposits that can have extremely variable sulphide:silicate ratios. Both types are commonly found in the same deposit.

The understanding of the process of sulphide concentration in magma described above was used to help guide exploration at Voisey's Bay. Consequently, exploration was focused on areas where the feeder dyke exited into large magma chambers on areas where the feeder flared out or expanded in size and on areas where the feeder was constricted or irregular in attitude.

6.2.2 Deposits

The estimated mineral reserves and mineral resources at Voisey's Bay are contained within distinct deposits within the feeder dykes and at the junction of the feeder with a chamber.

The deposits making up the Voisey's Bay Project include Discovery Hill, Eastern Deeps, Mini-Ovoid, Ovoid, Reid Brook and Southeast Extension. The deposits that occur within the feeder include the Reid Brook, Discovery Hill and the Ovoid/Mini-Ovoid. The Eastern Deeps deposit occurs at the junction of a feeder dyke with the Eastern Deeps Chamber. The Ovoid and Mini-Ovoid deposits and a portion of the Southeast Extension deposit constitute the mineralization contained within the proposed open pit for Phase I of the Voisey's Bay Project.

6.2.3 Geology of the Open Pit Deposits

Ovoid

The Ovoid and Mini-Ovoid deposits form an elongate, tadpole-shaped feature with a length of 800m along a west-northwest axis and a maximum width of 350m, narrowing to less than 50m at its northwestern end. A typical geological section through the Ovoid deposit is shown in Figure 6.5. The maximum vertical depth of the Ovoid deposit approaches 120m. A thin, initially north-dipping feeder dyke extends from the base of the Ovoid, but this dip reverses and eventually dips to the south.

The feeder dyke forms an incomplete marginal skin, 0-20m thick, of variably net- to leopard-textured mineralized troctolite and basal breccia with disseminated sulphides. This marginal skin surrounds a core of massive sulphide mineralization approximately 350m in diameter and up to 120m thick.

Mini-Ovoid

Toward the western extension of the Ovoid, the deposit becomes more elongate or trough-like in transition to the more dyke-like form of the Discovery Hill deposit. This area is known as the Mini-Ovoid deposit; a typical section is shown in Figure 6.6. The sequence of troctolite intrusion and sulphide deposit is more complete than in the Ovoid deposit. The upper or northern margin of the intrusion in this area consists of unmineralized gabbroic to troctolitic material, either in chilled contact with the overlying gneiss or as a breccia of intrusive and gneiss fragments. Sulphide content increases abruptly downwards into a zone of net- and leopard-textured troctolite with some massive sulphide veins and segregations. Sulphides within this unit are dominantly finer-grained, net-textured and have leopard textures. A large lens of massive sulphide, spatially distinct from the massive sulphide in the Ovoid deposit, occupies the central portion of the Mini-Ovoid deposit and overlies weakly mineralized basal breccia along the lower or southern contact.

The base of the Mini-Ovoid deposit merges into the feeder dyke, which dips about 70° to the north at this location.

Southeast Extension

In the southeast corner of the Ovoid deposit, mineralized troctolite and basal breccia extend over a buried ridge of footwall gneiss that separates the Ovoid deposit from the Eastern Deeps chamber (Figure 6.7). Immediately southeast of the Ovoid deposit, the troctolite broadens into the main troctolite intrusion called the Eastern Deeps chamber, host to the Eastern Deeps deposit. The area known as the Southeast Extension is the variably mineralized zone between the Ovoid deposit and the Eastern Deeps deposit. The Southeast Extension mineralization averages between 50m and 100m thick and subcrop at the southeast end of the Ovoid deposit, plunging eastward to a depth of 450m (Figure 6.7).

The Ovoid/Mini-Ovoid and Southeast Extension deposits are completely covered by 15-20m of unconsolidated glacial and marine sediments.

6.3 Mineralization (Item 11)

6.3.1 Major Metal Zoning

Nickel distribution in massive sulphide is remarkably consistent throughout the Ovoid and Mini-Ovoid deposits. Figure 6.8 is a plan view showing the variation of the nickel grade within the mineralization in the planned open pit. Figures 6.9 and 6.10 show bar charts along several drill holes reflecting the distribution of nickel in the Ovoid and Mini-Ovoid deposits in section. Because cobalt grades are closely correlated with those of nickel, cobalt shows a very similar pattern to nickel.

Copper grades are considerably more variable than those of nickel. Copper grades in massive sulphide are highest along the southwest side and central portions and lowest along the west, north and east sides of the Ovoid deposit. Figure 6.11 shows a plan view of the variation of the copper grade within the mineralization in the open pit. Figure 6.12 shows a section with a bar chart showing the distribution of copper in the Ovoid deposit. The concentration of a higher grade copper zone within the Ovoid is interpreted to represent the location of the last sulphide liquid to crystallize within the massive sulphide zone of the Ovoid deposit. The variability in the copper distribution and the concentration of the copper within distinct zones will result in a higher variability in the copper grade compared to the nickel grade in the mine feed to the mill.

Grade simulation models based on the assay data from the closely-spaced metallurgical holes were developed to assess the short-range variation in the copper to nickel ratio in the mine feed to the concentrator. Further assessments are planned to determine the impact of variable Ni:Cu ratios on the capacity of the flotation section of the concentrator and concentrate grades. Mining sequencing and/or feed blending methods may be necessary in order to optimize the concentrator performance. VBNC has developed the simulated block model and future production scheduling will incorporate estimates of the range of the copper to nickel variations.

The significant concentration of cobalt in pentlandite and the very good correlation between nickel and cobalt suggests that nearly all cobalt occurs in pentlandite. This relationship has been confirmed by mineralogical studies.

6.3.2 Mineralogy

Overall, the massive sulphide is composed of approximately 75% pyrrhotite/troilite, 12% pentlandite, 8% chalcopyrite/cubanite and contains 5% magnetite. The pyrrhotite is hexagonal and on average contains about 0.29% nickel. The pyrrhotite to troilite ratio is approximately 70:30. The troilite contains only trace amounts of nickel.

The pentlandite is coarse grained and often forms coarse "loop textures" rimming large crystals of pyrrhotite. The pentlandite is frequently associated with magnetite, which is dispersed throughout the sulphide minerals. Magnetite can occur in local concentrations, ranging from less than 5% to as high as 30%.

The cubanite occurs as intergrowths with chalcopyrite as exsolution lamellae and rarely as granular aggregates within the chalcopyrite. The chalcopyrite to cubanite ratio averages about 90:10 but high concentrations of cubanite are locally present.

6.3.3 Trace Element Zoning

In 1996, VBNC re-analyzed 652 samples from the Ovoid deposit (pre-existing pulps) for lead, zinc and other trace elements. The samples were originally assayed for nickel, copper, cobalt, iron, sulphur and precious metals in 1995 under the management of ARL, but these analyses did not include any analysis of trace elements. Twenty-five holes from the Ovoid deposit were selected to provide good spatial distribution throughout the deposit at approximately 50m centres.

Of the 25 holes selected, the core of the majority contained less than 100ppm lead and many contained less than the detection limit of 8ppm. Four holes contained consistent intervals with anomalously high lead levels in the 200 to 1500ppm range. These four holes are adjacent to each other and are located in the southwest portion of the main Ovoid massive sulphide body.

The zinc assays are mostly in the 0 to 350ppm range, with a few scattered, more elevated, samples of up to 525ppm. The mean value is approximately 150ppm. There is no obvious strong clustering of anomalous values within the sampled volume of massive sulphide.

Excessive levels of lead and zinc can be a potential source of metallurgical problems in the refining stage.

The authors recommend that during the development of the Voisey's Bay Project, additional analyses for lead be carried out to better define any zones containing elevated levels of lead. These zones should be identified in the resource model to provide improved estimates of the lead levels in the mine feed to the concentrator.

6.4 Exploration (Item 12)

Apart from government, university and minor industry reconnaissance surveys, the area of the Voisey's Bay deposits was unexplored prior to the prospecting work carried out by ARL on behalf of DFR beginning in 1993. The gossan on what is now Discovery Hill

was recognized and sampled (but not chemically analyzed) in 1985 by personnel of the Province's Department of Energy, Mines and Resources.

In 1993, prospectors from ARL, working on behalf of DFR, discovered significant nickel-copper-cobalt mineralization in outcrop on Discovery Hill. Samples returned values of up to 6% copper. Subsequent analysis for nickel yielded values of up to 3%.

In 1994, Geotech Surveys performed ground horizontal loop electromagnetic ("HLEM") and magnetometer surveys over the Discovery Hill and Ovoid Deposits on cut-lines spaced at 100m intervals. A MaxMin system, with 100m coil spacing and readings taken every 25m, was used for the HLEM survey; a proton precession magnetometer with readings taken every 12.5m was used for the magnetometric survey. The HLEM survey identified a conductive zone over 1.1km in strike length extending east from Discovery Hill. Drilling commenced in October of that year to test the discovery outcrop and the associated conductive zone and the results of the first four holes were reported by DFR on November 17, 1994. Hole VB94-2 intersected 71m grading 2.23% nickel, 1.47% copper, and 0.12% cobalt.

In January 1995, DFR reported the first intersection for the Ovoid deposit; diamond drill hole VB95-07 intersected 104.3m of massive sulphide. Subsequent drilling during 1995 defined the approximate extent of mineralization within the Ovoid deposit. This drilling was completed to provide information on nominally 50m spaced lines with a 50m interval between boreholes on each line.

A bulk metallurgical sample containing 4.5 tonnes of disseminated material and 32.3 tonnes of massive sulphide was obtained by diamond drilling HQ diameter core. This sample was shipped to SGS Lakefield at Lakefield, Ontario. The results of the metallurgical tests were used by Teck to prepare the Teck Study.

An airborne helicopter electromagnetic ("HEM") survey consisting of multi-frequency electromagnetic ("EM") and total field magnetometrics with flight lines spaced 100-200m apart was completed over the five claim blocks owned by DFR. Within the Main Block, a detailed survey with flight lines spaced 50m apart was flown over the Ovoid deposit. This survey identified a conductive anomaly coincident with the known mineralization from Discovery Hill east to the Ovoid deposit.

A gravimetric survey was done over a large part of the exploration grid by Geoterrex Limited under contract to DFR. Bouguer gravity was computed using a mean density of 2.80g/cm3. The gravimetric survey generally responded to the various shallow mineralized zones with local complications introduced by variable overburden thickness and variations in rock types. Gravimetry proved to be an excellent tool to map the extent of the areas underlain by troctolitic rocks based on their higher density relative to the country rocks.

During 1995, surface time-domain electromagnetic surveys were performed using borehole EM systems. Part of the HLEM survey work was repeated using a longer coil spacing of 200m.

Geologists from ITSL mapped the entire Main Block in 1995.

In August 1996, ITSL took over the operation of the exploration program from ARL and all subsequent exploration programs have been under the direct supervision of ITSL.

In 1997, a second bulk sample from the Ovoid deposit containing 45 tonnes of material was collected by means of PQ diameter core drilling. A diamond drilling program to further delineate the Ovoid and Mini-Ovoid deposits for the planning of the open pit was carried out as a follow-up to the recommendations following the assessment of the results of the Kilborn study. Four NQ-size holes were drilled in the walls of the proposed open pit by Golder Associates Limited ("GAL") to collect geotechnical information to design the slope of the pit wall.

In 1998, drilling delineated mineralization in the Southeast Extension deposit potentially amenable to open pit mining. This drilling also demonstrated the continuity of this mineralization with the Eastern Deeps mineralized system.

In 2002, a third bulk sample was taken from the Ovoid deposit for metallurgical purposes. The sample consisted of approximately 100 tonnes from 63 PQ-size cored drill holes. In addition, eleven NQ diameter drill holes were surveyed by acoustic televiewer, including four in the Ovoid deposit, four in the Southeast Extension deposit and three in the Mini-Ovoid deposit. The acoustic televiewer surveys provided detailed information on the frequency and orientation of the joints in the rockmass which was used to assess the rock quality conditions to aid final pit design.

The geophysical and geotechnical data is of good quality and meets recognized industry standards. The geophysical data was not used to estimate the mineral resources contained within the proposed open pit. The geotechnical drilling was carried out by experienced geotechnical engineering companies.

Inco continues to explore the Voisey's Bay property, both for surface and underground extensions of known, as well as, new mineralization. The underground exploration is mandated in the existing agreements. Logically, they are also pursuing the conversion of known mineral resources not yet in reserve to reserve status.

6.5 Drilling (Item 13)

6.5.1 Summary of Drilling

The Ovoid, Mini-Ovoid and Southeast Extension deposits were drilled extensively during the eight-year period from late 1994 to 2002 (Figure 6.13). The drilling was carried out by DFR before 1996 and by VBNC since then. All drilling was wire line diamond drilling with core size varying from NQ (rarely BQ) for exploration, pit delineation and geotechnical surveys, to HQ and PQ for bulk sampling programs designed to provide material for metallurgical purposes. A cutoff date of October 28, 2002 was used for purposes of modeling and mineral resource estimates for the 2003 Feasibility Study. The holes drilled in 2002 were not used to develop the block model for the mineral resource estimate or mine planning.

The drilling in both areas is summarized in Table 6.5.1 (as presented in the Inco Report). Core recovery from all boreholes was near 100%. Holes drilled for geotechnical purposes have not been used in resource modeling.

Table 6.5.1: Summary Drilling

Period	Hole Prefix	Purpose of Drilling	Holes	Metres	Core Size	Assayed Samples
Ovoid/Mini-Ovoid Drilling						
1994-1998	VB	Exploration	108	19,524	NQ	5,523
1995	MET,DISS	Metallurgical bulk sample	29	4,436	HQ	257
1997	PT	Metallurgical bulk sample	34	2,765	PQ	-
1997-1998	PD	Pit delineation program	20	1,706	NQ	367
1997	OV	Pit wall design	4	740	NQ	-
1997	OP,FFC	Soil testing	8	491	NQ, BQ	-
2002	BS	Metallurgical bulk sample	63	6,605	PQ	-
2002	VB	Pit delineation program	17	1690	NQ	991
Total			**266**	**37,957**		**6,147**
Southeast Extension Drilling						
1995-1998	VB	Exploration	37	8,236	NQ	3,454
1997	OP,FFC	Soil testing	2	319	NQ,BQ	4
1997	PD	Pit delineation	3	259	NQ	105
1997	SE	Exploration	5	639	NQ	162
2002	VB	Exploration & metallurgy	7	1250	NQ	566
Total			**55**	**10,703**		**4,291**

Source: Inco Report 31 August 2003

6.5.2 Drill Hole Location & Deviation

The original exploration drilling was carried out on a cut grid (the "exploration grid") with lines initially spaced at 100m intervals, later in-filled with lines at 50m intervals over the Ovoid and Mini-Ovoid deposits. These lines were chained and surveyed using a compass. In 1995, a surveyed grid, or an "engineering grid", was created over the exploration grid and extended eastward to cover the exposed area of the Eastern Deeps chamber of the VBI, to allow for location using UTM NAD83 coordinates. Survey pins were inserted at 100m spacing and tied into existing survey monuments. An elevation datum of 5,000m was established for mean sea level. In 1996, borehole collar locations were determined by a Global Positioning System ("GPS") that required post-processing. All borehole collar locations and elevations have subsequently been verified by a GPS system to ±1 cm. Elevations were determined as metres above mean sea level. Collar azimuths have also been verified with the GPS system.

Hole inclinations were initially surveyed with "acid tests," a system that was replaced from 1995 to early 1996 by the tropari instrument. A photogyro orientation tool was introduced to the Voisey's Bay Project in 1996 and was used to survey pilot plant and pit delineation drilling in the Ovoid deposit. The holes surveyed with the photogyro

instrument showed minimal deviation from their planned trajectories, with typical maximum values being 1.5° on azimuth and 1.0° on dip over a maximum down-hole length of approximately 150m. Minor deviations are of little concern because of the size and near-surface location of the Ovoid, Mini-Ovoid and Southeast Extension deposits. Based on these results, the original drill holes taken from the Ovoid deposit are considered to have similar amounts of deviation. Present procedure involves using the single shot Sperry-Sun instrument to monitor the progress of the borehole. The tests are conducted by VBNC technicians every 30m and verified by VBNC geological personnel. A photogyro survey is completed every 100m in holes more than 200m deep. The path of the trajectory is evaluated, and if necessary, the path is corrected by wedging to achieve the pierce point. All boreholes are photogyro surveyed after completion.

The boreholes were drilled both vertically and at angles at 50m intervals. The metallurgical holes were drilled between the 50m sections, generally as a "fan" of holes. The sample lengths were corrected to true thickness in the three-dimensional geological model.

6.6 Sampling Method & Approach (Item 14)

6.6.1 Method & Approach

Diamond drill core was securely boxed at the drill site, transported by helicopter to the exploration camp and logged by geologists. Data recorded included lithology, descriptive text, structure, sulphide percentage and sulphide mineralogy. The geologist indicated the intervals to be sampled and analyzed. Before September 1996, geological data was recorded on paper and then transferred to an electronic database. Subsequent to this date, borehole logs were input directly into a BORIS proprietary borehole database system developed by ITSL. This database system also interacts with the project assay database to produce borehole logs and provide formatted data for a variety of other external programs. All older logs were also transferred to this system. Continuity of classification and description is assured as some of the present VBNC staff have been involved since February 1995. Adherence to logging standards for new personnel is assured by a comprehensive training program.

Core from the holes drilled for metallurgical bulk sample and pilot plant programs was retained in its entirety for metallurgical testing programs except for bulk sample series holes, where a 15cm core sample taken every 6m was retained as a skeletal record. All other mineralized core was split in half by diamond saw. With the exception of some of the very earliest drilling, where a maximum sample length of 2m was used, and the exploration drilling carried out between 1997 and 2002, where a maximum of 1.5m was used, the maximum length during most of the Ovoid drilling campaigns was 1m, taking into account with the geological contacts. The first half of all mineralized core to be assayed was sampled on site. Samples of split core were bagged and shipped by air to the relevant sample preparation facility being employed at the time.

The second half of all core was retained for other purposes, such as preparation of metallurgical test samples, check assaying, petrographic and mineralogical studies and geotechnical studies.

All core drilled in areas that have potential for future development (i.e., shafts, drifts, ramps, or other development, all core through the mafic intrusive material near the Ovoid/Mini- Ovoid/Discovery Hill deposits and the Reid Brook deposits, as well as 10m of footwall/hangingwall gneiss and all half and quartered core that had been processed for assay) has been retained. The remaining core has been digitally photographed and a skeleton core record has been retained for all holes.

Systematic collection of geotechnical data did not commence until July 1995; most drill holes completed before this date were not characterized geotechnically. Data recorded during various periods included core recovery, rock quality designation ("RQD"), fracture frequency, characteristics and attitude, point load data, magnetic susceptibility and resistivity. Some holes were drilled to obtain oriented core for structural analysis to be used in pit wall design. In addition, four holes in the Ovoid deposit, four holes in the Southeast Extension deposit and three holes in the Mini-Ovoid deposit were surveyed by acoustic televiewer to provide additional information on rock quality conditions for final pit design. This data is stored in geotechnical logs separate from the main geological and assay databases.

6.6.2 Drill & Sampling Verifications

Because of the coarse grain size of the massive sulphide at the Ovoid deposit and concerns that split NQ core might not provide a large enough sample, ITSL carried out a limited program of field duplicate sampling and chemical analysis in 1995, comparing results from sawn ½ NQ core (the original samples) with those from identical intervals of sawn ¼ NQ core (half of the remaining sample). Although the results were noisy (i.e., a high nugget effect), no biases were detected in the analytical results. A similar program in 2003 on a pair of twinned NQ and PQ holes, sampled in identical intervals, also demonstrated that there was no bias in the assay results from the samples between the NQ and PQ core.

ITSL and VBNC personnel carried out an audit on the database in 2002 that included a review of the sampling procedures. No sampling errors were noted.

The transportation of the core from the drill site and sampling was carried out by the geologists and geological technicians from ARL and VBNC. Photographs were taken of all of the core for future reference.

A total of 4,291 samples in the database were used to estimate the mineral resources for the Voisey's Bay Project (see Table 6.5.1). The sample lengths have been corrected to true width in the three-dimensional geological model and the block model.

The authors are not aware of any factors in the sampling procedures that could materially impact the accuracy/reliability of the mineral resource and mineral reserve estimates set forth in this Report. The sample checks have demonstrated that the samples are representative of the mineralization and that there is no bias in the sampling.

6.7 Sample Preparation, Analyses & Security (Item 15)

6.7.1 Sample Preparation

Initially, sample pulps from the exploration programs at the Ovoid deposit were either prepared at Chemex Labs Ltd. ("Chemex") in Vancouver, British Columbia or at sample preparation facilities operated by Eastern Analytical Laboratory ("Eastern Analytical") in the Province at Goose Bay and Springdale. Chemex is ISO 9002 certified.

After Inco's acquisition of DFR was complete in August 1996, the following sample preparation and quality control protocols were instituted:

- entire samples were crushed to a nominal 10 mesh using a crusher;
- a riffle was then used to take a representative split of the crushed sample, which was pulverized to minus 150 mesh with a ring pulverizer;
- the remaining crushed material and a second portion of the pulp were stored;
- the sample preparation laboratory was instructed by the geologist to insert the appropriate Inco standards with the samples; and
- a split of the pulps was then forwarded to Chemex in Vancouver for analysis.

6.7.2 QA & QC Analysis

Chemical analyses of sample pulps from all phases of diamond drilling at the Ovoid deposit were carried out by Chemex in Vancouver.

At Chemex the samples were analyzed by fusing the sample with sodium peroxide, dissolution in hydrochloric acid and the determination of nickel, copper, cobalt, iron and arsenic on a Perkin-Elmer Optima Induced Couple Plasma ("ICP"). Sulphur was determined by a Leco Combustion method. Gold, platinum and palladium were determined by a lead collection fire assay/ICP technique on a one assay/ton sample. Silver was determined by aqua regia dissolution/atomic absorption finish on a 2 gram sample.

In 1996, Teck conducted a program of check analyses as part of its work in connection with the Teck Study. A total of 200 samples from five holes in the Ovoid deposit previously analyzed by Chemex were re-analyzed by independent assay laboratories. The Teck Study concluded that these check results validated Chemex's assay values for nickel and copper but suggested a bias in cobalt analyses. Also in 1996, Inco carried out a similar program of check analyses on a smaller number of samples with similar results. The cause of the bias in cobalt analyses was identified and previous results corrected.

6.7.3 Specific Gravity

Initially, SG data for core samples from the Ovoid deposit exploration were determined by pycnometer at Chemex in Vancouver on composited assay pulps whose make-up was determined by on-site personnel. Improper compositing of samples led to incorrect values. These were corrected and the procedure was replaced by estimating SG from regression equations based on the chemical composition and measured SG of 350 calibration samples. The following equations were used:

If $Fe(\%) < 20$ then $SG = 2.6079 + 0.0373 \times Fe(\%) - 0.011 \times S(\%)$
If $Fe(\%) > 20$ and < 51 then $SG = 2.493 + 0.0125 \times Cu(\%) + 0.0340 \times Fe(\%)$
If $Fe(\%) >= 51$ and < 60 then $SG = 3.0282 + 0.009 \times Cu(\%) + 0.0332 \times Ni(\%) + 0.0286 \times Fe(\%) - 0.0037 \times S(\%)$
If $Fe(\%) > 60$ then $SG = 4.75$

The calibration of the calculated SG plotted against the measured specific gravity is shown in Figure 6.14.

6.7.4 Adequacy & Security

Between the discovery of the mineralization in 1993 and May 1995, all exploration was carried out by DFR and Inco had no input into, or any responsibility for, any procedures used by DFR. Due diligence investigations by Inco during and subsequent to this period suggested that all exploration had been carried out in a thoroughly professional manner.

Because all significantly mineralized core has been cut, sampled and chemically analyzed and because of the apparent good continuity of mineralization within the Ovoid, Mini-Ovoid and Southeast Extension deposits, the sampling density is considered to be adequate for purposes of geological and resource modeling. Core sampling procedures, sample preparation and analysis have been in accordance with generally accepted practices at the time of drilling.

In Inco's opinion, based on the quantity and characteristics of the sampled material, the consistency of results from drilling campaigns undertaken and the assay results from the metallurgical tests, the sampling preparation security and analytical procedures were adequate.

6.8 Data Verification (Item 16)

ITSL carried out a comprehensive internal audit of exploration methodologies and drill hole and assay databases for the entire Voisey's Bay Project during 2002. The audit included an assessment of the following:

- Coordinate Systems and Grids
- Diamond Drilling
- Establishing Borehole Collar Locations
- Monitoring of Borehole Trajectories
- Core Reception, Handling and Storage Procedures
- Drill Logging and Core Sampling Procedures
  - Recording of information
  - Recording of Header, Survey and Comments Information
  - Recording of Geological Information
  - Recording of Geotechnical Information
  - Core Sampling Procedures
  - Log Verification and Security of Project Borehole Database
  - Data Flow
- Sample Handling, Preparation and Assaying
  - Sample Preparation Procedures and Quality Control Measures
  - Laboratory Reporting Procedures
  - ITSL Quality Control Measures

Storage of Mineralized Rejects
Specific Gravity
Appending Analytical Results to Borehole Logs
Creation of Datamine Files
Validation/Audit of Master Database
Header Data
Directional Survey Data
Verification of Assay Data
Comments
Geological Entries
Verification of Datamine Database

The audit concluded that the quality of the data collected by VBNC exploration personnel, including for the period prior to Inco's acquisition of DFR in August 1996, was of high quality and demonstrates thoroughness and professionalism at all levels and the assay database is free of errors and can be used for geological modeling, grade and tonnage estimation exercises.

6.9 Adjacent Properties (Item 17)

No information from adjacent properties has been used in the exploration program or in the estimation of the mineral resource.

6.10 Mineral Processing & Metallurgical Testing (Item 18)

Approximately 100 tonnes of material were collected from the Ovoid and Mini-Ovoid deposits using PQ-size core in 2002 (BS holes in Table 6.5.1). The sample was planned to provide a mix of disseminated sulphide mineralization and massive sulphide mineralization at a ratio of 25:75. SGS Lakefield prepared a bulk sample that was intended to represent the average blend of feed to the concentrator during several different production periods over the life of the mine. The locations of the PQ drill holes are shown in Figure 6.15. The head grades of the samples are consistent with the grades projected from the block model and are considered to be reasonably representative of the production grades.

The development of the metallurgical process to treat ore from the Ovoid deposit has progressed through extensive bench-scale and pilot plant testing performed during 1995, 1997 and in 2002-2003. Most of the bench scale and some miniplant studies were performed at ITSL, while the pilot scale tests with some supporting bench scale work was done at a facility of SGS Lakefield under the general direction of ITSL engineers. Recognized contract testing/research organizations and equipment suppliers conducted test work on the ore and the concentrate produced in the pilot plant to establish crushing, grin ding, thickening and filtration requirements and to examine the flow and storage characteristics of the concentrates. These tests provided information for flow sheet development and plant design criteria.

The major portion of the test work carried out prior to 2002 was based on the production of two concentrates, a nickel concentrate and a copper concentrate. In 1999, a decision was made, based on the requirement to produce a concentrate containing minimal copper for Inco's smelter in Thompson, Manitoba, to produce three concentrates:

i) a high-grade nickel low copper concentrate,

ii) a "middling" concentrate containing both copper and nickel, and

iii) a high-grade copper concentrate.

In order to determine the metallurgical parameters required for the plant design and to test improved metallurgical conditions developed at ITSL, sufficient core was drilled from the Ovoid and Mini-Ovoid deposits in 2002 to obtain samples representative of each year of operation for pilot plant tests at a facility of SGS Lakefield. Each phase of the 2002-2003 pilot plant campaigns was defined by the time the phase was carried out and the ore that was treated.

- Phase 1 of the 2002-2003 pilot plant campaigns was carried out in July and August, 2002;
- Phase 2 in September and October, 2002;
- Phase 3 in November and December 2002;
- Phase 4 in January 2003 and Phase 5 in February 2003.

Most pilot plant runs were carried out using specified blends of core. For instance, the Phase 4 pilot plant campaign, which examined the ore from Years 11-14, was carried out using blends representing the overall material in those years, a 85% massive sulphides feed with the sulphides from the Ovoid deposit, a 85% massive sulphides feed with the sulphides from the Ovoid deposit, and a 80% disseminated sulphides feed. This increased the confidence in the flowsheet being capable of treating various types of feed from the Voisey's Bay deposits. For some blends, there was enough material to perform only one run and thus not all conditions could be fully optimized.

The optimized metallurgy from each series of tests is shown in Table 6.10.1. The resulting nickel grade/recovery curve for Phase 1, Phase 2 and Phase 3 of the 2002-2003 pilot plant campaigns is shown compared to the earlier results in 1995 and 1997. In both cases the nickel recovery and grades are for the combined high grade and middling concentrates.

Table 6.10.1: Nickel Grade/Recovery Diagram, VBN Open Pit Ore(1)


30
25
20
15
10
Ni Grade in Ni Conc.(%
70
80
90
Ni Recovery to Ni Conc.(%)
1995/1997
Phase I
Phase 2
and
Phase 3

(1) 1995, 1997, Phase 1, Phase 2, and Phase 3 Pilot Plant campaigns)

SNC-Lavalin produced predictive equations establishing the expected metal recoveries and concentrate grades relative to the ore feed grades using the mass balance derived from the Phase 2 pilot plant campaign. The equations are:

Nickel Concentrate (combined high-grade and middlings)

> Ni Recovery = 89.54 + 0.7448 x %Ni - 11.78 /%Ni + 1.443 / %Cu
> Total recovery in Cu and Ni concentrates capped at 92%
> Cu Recovery = 16.18 - 0.1198 x (%Cu + %Ni) + 0.37298 x (%Cu / %Ni)2 - 2.863 x %Cu / %Ni
> Total recovery in Cu and Ni concentrates capped at 99%
> Co Recovery = Ni Recovery
> Ni grade = 14.29 - 0.8814 x %Cu / %Ni + 1.791 x %Ni

Copper Concentrate

> Cu Recovery = 84.88 - 3.327 / %Cu + 2.564 / %Ni + 0.4569 x %Cu
> Cu Grade = 33.08 + .2090 x %Ni / %Cu –2.371/%Cu
> Ni Recovery = 1.796 x %Cu / %Ni - 0.2162 x (%Cu / %Ni)2 - 0.07
> Co Recovery = Ni Recovery

AMEC, when reviewing this model, observed that it is somewhat conservative and that transportation and refining costs may be somewhat less than predicted based on comparing model to pilot plant results. The following Tables 6.10.2 and 6.10.3 show the predicted recoveries and grades versus pilot plant values for the life of the Ovoid deposit.

Table 6.10.2: Nickel Recovery to Concentrates over the LoM (Open Pit)


100
90
80
70
%Ni Rec. to Total Ni Con.
1997
2003 BFS
Pilot Plant
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
Year

Table 6.10.3: Nickel Grade of Nickel Concentrates over the LoM (Open Pit)


Prior
BFS
Pilot Plant
%Ni in Total Ni Con.
30
25
20
15
10
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
Year

Engineers from various consulting firms utilized by ITSL, including SNC-Lavalin, AMEC and K D Engineering Co. Inc., have reviewed the metallurgical test results and the subsequent calculations and are of the opinion that they form a sound basis for design of the Voisey's Bay concentrator and ancillary facilities. Metallurgical parameters derived from the test work were therefore applied during the 2003 Feasibility Study. These same parameters have been applied to the current resource model and used to estimate the mineral reserves and the mineral resources.

Testing to determine metallurgical variability due to location within the Voisey's Bay deposits and differences in mill feed grade and mineralogy is in progress and is expected to continue until production has started.

Figure 6.1: Regional Geology


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Regional Geology
Torngat Orogen
NAIN PROVINCE
New Quebec Orogen
CHURCHILL PROVINCE
SUPERIOR PROVINCE
MAKKOVIK PROVINCE
RAE
GRENVILLE PROVINCE and Labrador Orogen
Labrador
Quebec
Cape Chidley
NAIN PROVINCE
R
Abloviak shear zone
Saglek Block
M
CHURCHILL PROVINCE (including Rae Province)
SF
Nain Plutonic Suite
Nain
VOISEY'S BAY DEPOSIT
Mistastin Batholith
H
Hopedale Block
I
Quebec - Labrador boundary
ML
Harp Lake Complex
GRENVILLE PROVINCE
MAKKOVIK PROVINCE
Mesoproterozoic
Anorthosite - granite suites
Paleoproterozoic
Tasiuyak gneiss
Supracrustal rocks; R = Ramah, M = Mugford, SF = Snyder Falls Brook, I = Ingrid, ML = Moran Lake
Archean (Nain Province)
Metavolcanic and Metasedimentary belts F = Florence Lake, H = Hunt River
Migmatites and deformed granites
Nain Province boundary
0
100
km



Figure 6.2a: Main Block Geology

VOISEY'S BAY NICKEL
COMPANY LIMITED
VOISEY'S BAY PROJECT
Main Block Geology
N
Anaktalak Bay
Voisey's Bay
Ovoid
1
2
3
4
5
6
7
0
3

Figure 6.2b: Main Block Geology Legend


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Main Block Geology Legend
NAIN PLUTONIC SUITE
GRANITOID INTRUSIONS
MAKHAVINEKH LAKE GRANITE
7
- granite (undivided)
VOISEY'S BAY INTRUSION
- troctolite
- olivine gabbro
6
MUSHUAU INTRUSION
- melatroctolite
- leucotroctolite
5
KANGEKLUALUK ANORTHOSITE
- anorthosite
- leuconorite
- pyroxenite / websterite (border zone)
ANORTHOSITIC MASSIFS
IKADLIVIK ANORTHOSITE
4
- anorthosite
- leuconorite
Cabot Lake / Ikadlivik
CLfd
- ferro diorite / gabbro
CHURCHILL PROVINCE
3
- enderbitic orthogneiss / tonalithic orthogneiss
- quartzofeldspathic orthogneiss
2
Tasiuyak Gneiss
- graphitic paragneiss
TGu
- (undivided)
1
NAIN PROVINCE (Archean)
- orthogneiss lesser paragneiss
- quartzite
- amphibolite
- gabbroic gneiss
- meta-anorthosite
VOISEY'S BAY GRANITE
7
VBGgr
- granite (undivided)
6
ASHLEY INTRUSION
AStr
- troctolite
- olivine gabbro

Figure 6.3: VBN Examples of Sulfide Types (1 of 2)


VOISEY'S BAY NICKEL
COMPANY LIMITED
VOISEY'S BAY PROJECT
Examples of Sulphide Types
47 mm
(a) Massive Sulphide
82 mm
(b) Massive Sulphide displaying Loop Texture
47 mm
(c) Leopard-Texture Sulphide
82 mm
(d) Breccia Sulphide with Gneiss Fragments

Figure 6.4: VBN Examples of Sulfide Types (2 of 2)


VOISEY'S BAY NICKEL
COMPANY LIMITED
VOISEY'S BAY PROJECT
Examples of Sulphide Types
47 mm
47 mm
47 mm
47 mm
(a) Breccia Sulphide
(c) Disseminated Sulphide in variable Tracolite
(b) Breccia Sulphide
(d) Disseminated Sulphide in variable Tracolite

Figure 6.5: Ovoid Deposit, Vertical Section (West)


VOISEY'S BAY NICKEL
COMPANY LIMITED

OVOID DEPOSIT
Vertical Section (West Facing)
55835E (14+00E)


0
100
m
Overburden
Orthogneiss/ Paragneiss
Troctolite Tr-10% Sulphides
Troctolite 10-25% Sulphides
Basal Breccia Sequence Tr-10 % Sulphides
Basal Breccia Sequence 10-20 % Sulphides
Leopard Troctolite 25-50% Sulphides
Leopard Troctolite 50-75% Sulphides
Massive Sulphides

Figure 6.6: Mini-Ovoid Deposit, Vertical Section (West)


VOISEY'S BAY NICKEL COMPANY LIMITED
MINI-OVID DEPOSIT
Vertical Section (West Facing)
55645E (12+00E)
Overburden
Orthogneiss/ Paragneiss
Troctolite Tr-10% Sulphides
Troctolite 10-25% Sulphides
Basal Breccia Sequence Tr-10 % Sulphides
Basal Breccia Sequence 10-20 % Sulphides
Leopard Troctolite 25-50% Sulphides
Leopard Troctolite 50-75% Sulphides

Figure 6.7: Ovoid & SE Extension Deposit, Vertical Section (North-East)


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Northeast-Facing Vertical Geological Section
through Ovoid and Southeast Extention
Footwall Ridge
N
Ovoid Chamber
Eastern Deeps Chamber
5000 Elev.
5000 Elev.
Hinge Point
Overburden
Variable Troctolite
MineralizedTroctolite
and Basal Breccia
Massive Sulphide
Enderbitic Orthogneiss
0
100
metres

Figure 6.8: Block Model of Ni Grade Variation, Plan View 5050Elev.


VOISEY'S BAY NICKEL
COMPANY LIMITED
VOISEY'S BAY PROJECT
Plan View - Block Model of Nickel Grade Variation - 5050 Elevation
43000 N
55500 E
56000 E
N
Outline of Reid Brook Intrusion
Pit Outline
0
150
metres
% Ni
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]

Figure 6.9: Block Model of Ni Grade Variation, Ovoid Section 55835E


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Ovoid Section - Block Model and Bar Chart of Nickel Grade Variation - 55835E
5000Elev
Surface
Outline of Reid Brook Intrusion
Pit Outline
0
100
metres
43000 N
43200 N
Histogram Scale =
0 5 10
%Ni
% Ni
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]
Se

Figure 6.10: Block Model of Ni Grade Variation, Mini-Ovoid Section 55645E


VOISEY'S BAY NICKEL
COMPANY LIMITED
VOISEY'S BAY PROJECT
Mini-Ovoid Section - Block Model and Bar Chart of Nickel Grade Variation - 55645E
5000Elev
Surface
Outline of Reid Brook Intrusion
Pit Outline
0
100
metres
43200 N
43400 N
Histogram Scale =
0 5 10
%Ni
% Ni
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]
Section 55645 E

Figure 6.11: Block Model of Cu Grade Variation, Plan View 5050Elev.

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Plan View - Block Model of Copper Grade Variation - 5050 Elevation

43000 N
55500 E
56000 E
N

Outline of Reid Brook Intrusion
Pit Outline

0 150
metres

% Cu
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]

Plan Projection
Level 5050.00

Figure 6.12: Block Model of Cu Grade Variation, Ovoid Section 55835E


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Ovoid Section - Block Model and Bar Chart of Copper Grade Variation - 55835E
5000 Elev
Surface
Outline of Reid Brook Intrusion
Pit Outline
0
100
metres
43000 N
43200 N
Histogram Scale =
0 5 10
%Cu
% Cu
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]
Section 55835 E

Figure 6.13: Borehole Location Plan


Figure 11-1
VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Borehole Location Plan
N
55645E
55835E
(62)43500 N
(62)42500 N
(5)55000E
(5)56000E
Diagonal Section
Figure 4.2.16
Legend
Outline of Reid Brook Intrusion
Pit Outline
Drill Hole Collar Location

Figure 6.14: Calibration of SG Formulae


VOISEY'S BAY NICKEL
COMPANY LIMITED

VOISEY'S BAY PROJECT
Calibration of S.G. Formulae


Voisey's Bay - XRF Calibration Samples - Specific Gravity
Calculated Specific Gravity
INCO Measured Specific Gravity
2.50
3.00
3.50
4.00
4.50
5.00

Figure 6.15: Drillhole Locations


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Location of Holes Drilled for Metalurgical Samples
55500
56000
55500
56000
Pit Outline
Disseminated Mineralization Outline
Massive Sulphide Outline

7.0 RESOURCE & RESERVE ESTIMATION

The information presented in this section originates primarily in Inco's Technical Report dated 31 August, 2003. Mineral resource estimates originate in Inco's 2003 Annual Report.

7.1 Mineral Resources & Mineral Reserve Estimates (Item 19)

Inco report that the mineral resource and reserve estimates presented in this section have been classified by Inco in accordance with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.

7.1.1 Mineral Resources

Mineral Resources, as of 31 December 2003, are shown in Table 7.1.1 and are in addition to the Mineral Reserves shown in Table 7.1.4.

Table 7.1.1: 31 Dec 2003 Mineral Resource Estimate, Inco

Classification	Resources (Mt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Measured	0	-	-	-
Indicated	54	1.53	0.70	0.09
Measured & Indicated	**54**	**1.53**	**0.70**	**0.09**
Inferred	**16**	**1.6**	**0.8**	**0.1**

Source: Inco 2003 Annual Report, p.10

There is no information available in the public domain which discusses the derivation of these values. However, a discussion of Inco's calculation of Mineral Resources which provide the basis for the Reserves reported in Section 7.1.2 is provided in Section 5.3.3 and are summarized in Table 5.3.3. The reader should note that Reserves, shown in Table 7.1.4 are inclusive of the resource statement shown in Table 5.3.3.

Mineral resources are reported to be 70Mt (54Mt Measured & Indicated and 16Mt Inferred). The government of Newfoundland and Labrador report that currently known resources at Voisey's Bay are approximately 141Mt grading 1.6% Nickel. While this reported value is not compliant with NI43-101 standards, it does suggest that the Voisey's Bay Project can greatly benefit from additional exploration activities, and clearly justifies Inco's past and future investment plans at this property.

7.1.2 Mineral Reserves

The mineral reserve estimates stated in Table 7.1.4 below represent recovery of 95% of the mineral resource estimates shown in Table 5.3.3 and are the sum of the Life of Mine production schedule stated in Table 7.1.3.

Mine Planning Parameters

The Voisey's Bay open pit mineral reserves estimates are based on the 2003 Feasibility Study block model of the deposits developed by ITSL while the pit geometry and mine

plan were designed by Independent Mining Consultants Incorporated ("IMC"). Inco modeled the open pit deposits using a 10m x 10m x 5m high block size. The block model was imported into the IMC computer system, pit-bounding algorithms were run, and a final pit geometry was designed. The pit-bounding algorithm is a modified floating cone.

The economic parameters used for defining the ultimate pit were based on cost and recovery assumptions available in May 2002. For the purpose of ultimate pit definition, no estimated costs and recoveries for the proposed Hydromet plant were used.

Ultimate Pit Design Parameters

The economic parameters used to derive only the ultimate pit design are shown in Table 7.1.2 below, as per the Inco Report, effective August 31, 2003.

Table 7.1.2: Economic Parameters for Ultimate Pit Definition

Parameter	Value
Ni Price	US $3.20/lb
Cu Price	US $0.90/lb
Co Price	US $7.00lb
Exchange Rate	US $0.66 = CDN $1.00
Mining Cost	$3.34/tonne material
Milling Cost	$13.01/tonne ore
G&A Costs	$13.33/tonne ore
Pit Slopes	As per GAL, 1998
Mill Recoveries and Concentrate Grades	See comments below
Smelting-Refining-Freight	See comments below
Other	See comments below

The following comments should be noted regarding the economic input parameters set forth in Table 7.1.2:

- General and administrative ("G&A") costs include on-site and off-site charges, and are generally fixed costs.
- Pit slope angles recommended by GAL were flattened 4-8° in the floating cone to account for road allowance.
- Mill recovery equations and concentrate grades used in the May 2002 assumptions were based on previous metallurgical testing.
- Smelting-Refining-Freight ("SRF") costs and recoveries include an allowance for penalties for deleterious elements (nickel in the copper concentrate).
- Other costs include an allowance for the net smelter royalty payment to ARL-LP and an Inco technical/management fee.

Block Net Smelter Return Calculation

The three concentrates to be initially produced from the Voisey's Bay Project are expected to contain up to three payable metals in each concentrate (nickel, copper and cobalt), and in the case of the copper concentrate, a penalty element (nickel). Due to the different economic contributions from each metal, block net smelter return ("Block NSR") values were used instead of a single metal cut-off grade for pit definition and production planning.

The Block NSR calculations assume constant concentrate grades with which to calculate SRF charges.

The steps taken to calculate the Block NSR values in the model were as follows:

- Calculate metal recoveries to each concentrate from the undiluted block model as per the mill recovery equations. Metal recovery was variable as a function of grade.
- Calculate Block NSR for each payable metal in each concentrate. The two-nickel concentrates were combined into one composite nickel concentrate for Block NSR calculation purposes.
- Add Block NSR's for each payable metal into a total Block NSR value ($/tonne).
- Identify the ore/waste contact in the model based on a $24.69/tonne cut-off.
- Re-calculate tonnes and grade of both ore and waste blocks along boundary.
- Re-calculate metal recoveries to each concentrate from the diluted block model.
- Re-calculate Block NSR values based on diluted block grades.

In general, Block NSR values were computed on the following basis:

Block NSR ($/tonne) = Block Grade x Mill Recovery x % Payable x (Price – SRF)

Mining Recovery & Mining Dilution

The open pit design and the Block NSR evaluation resulted in the recovery of 100% of the massive sulphide resource and the recovery of 72.4% of the disseminated sulphide resources (from Table 5.3.3). The total resource recovered and planned to be sent to the mill is estimated at 29.0 million tonnes grading 2.99% nickel, 1.76% copper and 0.15% cobalt.

Mining dilution was included to provide an estimate of the amount of waste that would be delivered to the mill because of over-mining at the ore/waste contact. This ore/waste contact for the dilution calculation was defined by a Block NSR cut-off. Block dilution came only from blocks on the same bench. No dilution was considered to have come from the above or below bench. No overburden was considered as dilution material since it was assumed to be completely removed prior to any hard rock mining.

The amount of over-mining assumed was 3m at all ore/waste contacts. This approach is reasonable due to the high value of the ore. The average mining dilution contained in the model is estimated at 1.4 million tonnes at near zero metal grades or approximately 5% of the recovered ore on a tonnage basis.

Pit Optimization

Using the given technical and economic parameters and the Inco block model of the deposit, IMC conducted a pit optimization exercise using its own proprietary floating cone software. All blocks considered as potential ore were classified in either the measured or indicated mineral resource category, applying the CIM Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 2000.

The ultimate pit shell based on 100% of base case metal prices was chosen as the cone on which to base the pit design and production schedule.

Pit Design & Production Scheduling

The pit design and life-of-mine production schedule were completed by IMC. Inter-ramp slopes used in the pit design were those recommended by GAL. Hard rock slope angles varied from 43-53°; overburden slopes were set at 17°. Benches were faced to either 10m or 20m at the final pit wall.

The haul road was designed with a gradient of 8% and a width of 25m. The 25m width accounts for ditching and safety berms while allowing a running surface sufficient for two-way truck traffic. The haul road is narrowed to 15m for the bottom two benches.

The planned production schedule for the mineral reserve as of December 31, 2003, as set out in Table 7.1.3, is based on four main phases. Each phase design respects all geotechnical and mine design parameters.

The production rates and head grade targets in the mine plan provide an annual production rate that is consistent with the annual production rates outlined in the Development Agreement.

IMC produced a life-of-mine schedule for ore and waste, as outlined below. A variable cut-off approach was used. The $13.01 Block NSR cut-off used late in the mine life corresponds to the mill breakeven cut-off.

Table 7.1.3: LoM Production Schedule

Year	Block NSR Cut-off	Ore Tons (kt)	Grade Ni%	Cu%	Co%	Waste Rock (kt)	Ovb. (kt)	Total Tons (kt)
2003-05 (1)							6,200	6,200
2006	20.00	1,612	3.35	2.18	0.157	200	1,188	3,000
2007	15.00	1,944	3.67	2.33	0.172	77	2,579	4,600
2008	15.00	2,016	3.56	2.22	0.167	418	2,166	4,600
2009	15.00	2,131	3.33	1.89	0.165	1441	1,028	4,600
2010	25.00	2,190	3.25	1.78	0.161	1579	831	4,600
2011	25.00	2,190	3.25	1.90	0.160	1619	2,391	6,200
2012	35.00	2,190	3.36	1.98	0.154	1750	2,260	6,200
2013	32.00	2,400	3.08	1.67	0.156	2295	1,505	6,200
2014	13.01	2,625	2.23	1.27	0.119	3029	546	6,200
2015	13.01	2,625	2.23	1.29	0.115	2257	118	5,000
2016	13.01	2,625	2.23	1.27	0.115	1375	-	4,000
2017	13.01	2,554	2.30	1.36	0.119	1446	-	4,000
2018	13.01	2,595	2.25	1.36	0.118	1760	-	4,355
2019	13.01	722	2.34	1.30	0.123	267	-	989
Total/Avg		**30,419**	**2.85**	**1.68**	**0.142**	**19,513**	**20,812**	**70,744**

(1) Pre-production activities

In the Independent Audit, AMEC pointed out that the mineral resource model grades are primarily based on drilling at 50m spacing. This results in a "smoothed" grade for the mining blocks. The block grades will most likely be more variable than indicated in the mineral resource model when the planned infill drilling is complete and the variability will most likely be even greater when the blasthole samples are available. The Independent Audit stated that the grades forecast in the production schedule are reasonable; however, there will be a much greater fluctuation in the grade over shorter time periods. AMEC recommended infill drilling at 25m spacing to collect more grade

information. This information should be used to re-model the mineral resource and, using conditional simulation, establish the short-scale variability of mill-feed grades to predict the daily, weekly and monthly feed grade to the mill to assess the need for blending requirements or any revisions as necessary during the detailed design. As discussed previously in this Report, the authors (Inco) concur with this recommendation.

VBNC is planning in-fill drilling. In order to assess the amount of fluctuation in the feed grade in the earlier stages of the pit development, core samples from a number of the close-spaced metallurgical test holes were assayed and these samples were used to develop simulation models to determine the short-range variability in the block grades and the mill feed grades.

Mineral Reserve Estimates

The mineral reserve estimates are shown in Table 7.1.4. As previously stated, the mineral resource estimates stated in Table 5.3.3 are inclusive of these mineral reserve estimates shown in this table.

Table 7.1.4: 31 Dec 2003 Mineral Reserve Estimate, Inco

Zone	Classification	Reserves (kt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Ovoid & Mini-Ovoid	Proven	28,100	3.02	1.77	0.151
Southeast Extension	Probable	2,300	0.77	0.55	0.037
Total		**30,400**	**2.85**	**1.68**	**0.142**

Source: Inco 2003 Annual Report

Mineral Reserve Sensitivity to Metal Prices

As set forth in Table 7.1.5 below, a number of additional floating cones were run in February 2003 to check the sensitivity of the pit design to metal prices. The base case metal prices of US$3.00/lb nickel, US$0.90/lb copper, and US$7.00/lb cobalt were varied by ±10% and ±20% in the Block NSR calculations.

Table 7.1.5: Floating Cone Variance as a Function of Combined Metal Price

Combined Metal Price	"Ore" Rock Type (Mt)	Waste (Mt)	Strip Ratio (wst:ore)	"Ore" Tonnage Variance from Base
-20%	27.0	31.6	1.17	-12%
-10%	27.7	33.5	1.21	-10%
Base	**30.8**	**39.1**	**1.27**	-
+10%	31.6	40.8	1.29	+2%
+20%	32.3	42.7	1.32	+5%

Mineral Reserve Validation

Ongoing engineering during the 2003 Feasibility Study identified areas requiring revisions to the economic parameters used in the May 2002 floating cones. Updates were made in February 2003 to all on-site operating costs, off-site operating expenses, metallurgical recoveries, and concentrate grade estimates. In general, most on-site and

off-site operating costs increased over the May 2002 assumptions, while concentrate grades and unit shipping costs improved.

Overall, the impact of these parameters could reduce the volume of the lower-grade disseminated reserve recovered, particularly in the Southeast Extension deposit which is particularly sensitive to changes in metal prices and operating costs. The massive sulphide reserve would remain the same and there would only be a minor reduction in the overall metal recovered. Based on this result, Inco decided that no revision to the mineral reserve estimate or production plan was required at this time.

Inco have no knowledge of any environmental, permitting, legal, ownership, taxation, political or other relevant issue that would materially affect the mineral resource and mineral reserve estimates for the Voisey's Bay Project and there are no recommendations for additional work to be carried out prior to proceeding with the Voisey's Bay Project.

8.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES (ITEM 25)

The information presented in this section originates from Inco's Technical Report dated 31 August, 2003 as well as information obtained in the public domain.

8.1 Phase One Mining

The Ovoid deposit is planned to be mined utilizing conventional open pit methods. VBNC intends to drill on 5m benches, with final walls being double (or quadruple) benched. Material is planned to be loaded into 50 tonne haul trucks using wheel loaders and ore is planned to be hauled to the primary crusher located at the mill. Waste rock and overburden is planned to be hauled and deposited on dumps located within close proximity to the pit. All waste material identified as potentially acid generating ("PAG") will be hauled to Headwater Pond for underwater deposition. Currently, a low-grade ore stockpile is not planned.

Table 8.1.1 identifies the planned equipment fleet for the mine. Adequate auxiliary equipment is identified to support the mining activities. Additional equipment has been identified for site road maintenance and supply/concentrate movement.

Table 8.1.1: Equipment Fleet for the Mine

Typical Unit	Units at Start-Up (2006)	Units at Peak (2012)
Rotary Drill	1	2
Cap Rock Drill	1	1
Wheel Loader	2	3
Haul Truck	4	9
Track Dozer	2	3
Wheel Dozer	1	1
Road Grader	1	1
Backhoe	1	1
Water/Gravel Truck	1	1
Total Units	**14**	**22**

Annual ore production is scheduled to ramp up from 1.6 million tonnes in 2006 to the peak rate of 2.6 million tonnes by 2014. Annual waste production is expected to start at 3 million tonnes in 2006 and reach a high of 6.2 million tonnes before declining late in the mine life. Overall strip ratio for the mine is 1.3:1 waste to ore. The waste total includes 6.2 million tonnes of overburden scheduled to be removed during the pre-production period.

GAL conducted stability assessments for the pit waste dump designs and the recommended slope angles have been followed in the mine plan. Dump capacities exceed requirements based on the current mine plan. Waste dumps are generally located more than 80m from the planned ultimate pit, and more than 100m from any significant waterbody.

The mine dewatering pumps appear sized to adequately handle the forecast inflows into the open pit. The primary source of water into the pit will be from surface runoff; little

water is expected from groundwater inflow. GAL investigated the possibility of a hydraulic connection between Camp Pond and the open pit and found no evidence of enhanced permeability through the overburden or along the overburden/bedrock contact that could lead to significant inflows of water from Camp Pond into the open pit. All pit water is expected to be pumped to the mine water surge pond.

8.1.1 Phase One Mine Life

Phase One of the Voisey's Bay Project supports a 14-year mine life commencing in 2005 and ending in 2018. The production mine schedule supports a 6,000t/d operation, with an expansion to 7,200t/d in year 10, inclusive of the removal of material as outlined in the mineral reserve estimates stated in Table 7.1.4. To support future development and production, a surface exploration program will commence in 2003 that will involve drilling, geological interpretation, metallurgical testing, mineralogical investigation and economic assessment of the underground mineral resources. Positive economic results will lead to the formulation and start of an underground exploration program to further define the underground resources for development.

8.2 Processing & Concentrate Handling

8.2.1 Processing

The selected metallurgical process for the concentrate is planned to include conventional crushing, wet grinding and differential flotation, using slaked lime for pH control throughout the circuit, to produce high-grade and middling nickel concentrates and a copper concentrate. It is expected that thickeners and pressure filters will dewater these concentrates to produce damp filter cake for shipment to the project port and beyond. The concentrator plant is planned to commence operations at a feed rate of 6,000t/d and is planned to be upgraded to 7,200t/d in the second half of the Ovoid mine life as the ore grade decreases.

8.2.2 Concentrate Handling

The VBNC Concentrate Working Group ("CWG") was formed in 2002 to evaluate concentrate dewatering, storage, handling and transportation options for the Voisey's Bay Project. The CWG included Inco representatives from VBNC, ITSL, Inco's Sudbury and Thompson operations and expert consultants. The CWG concluded that damp filter cake is the preferred methodology for concentrate dewatering, storage and transport. The design of the concentrate handling and storage facilities incorporates the recommendations of the CWG. These facilities are planned to incorporate design features to minimize risks associated with concentrate oxidation, alteration and material handling difficulties.

8.3 Markets

The Voisey's Bay Project is expected to produce different products during each phase of operation. During Phase One, two nickel concentrates which will also contain cobalt, and a copper concentrate are expected to be produced. During Phase Two, copper and nickel concentrates will continue to be produced and nickel cathode will also be produced, either directly from Voisey's Bay concentrate using a Hydromet process designed by

Inco, or from matte, sourced from Inco's existing operations or other smelters, using a conventional nickel refinery. In either case, both the nickel and cobalt metal produced during Phase Two will be of suitable quality for use in a wide range of applications.

Use of the Products

Nickel concentrates produced will be suitable for use by a number of nickel smelters around the world. The nickel concentrate that is to be shipped to Inco's operations is expected to be processed into either nickel cathode or pellet form which can be used in a wide range of applications or as a nickel oxide sinter product that can be used as a product for the stainless steel industry either directly or through one or more of Inco's joint ventures in South Korea and Taiwan that currently produce utility nickel.

The nickel cathode that is expected to be produced during Phase Two of the Voisey's Bay Project is considered a Class I nickel product suitable for use in a wide range of applications and, given the location of the processing facility in Argentia, could be easily sold by Inco's marketing network to customers in Canada, the United States, Europe, and Asia.

The copper concentrate market is well developed with a large number of custom smelters located around the world who use the copper concentrate as feed. Given the location of the Voisey's Bay Project, the copper concentrate could be shipped to smelters in Canada, the United States, Europe or Asia.

Demand for the Products

Historically, nickel demand has grown on average 4% per annum with 65% of consumption used in stainless steel production and 35% used for batteries, plating, and alloys. Since 1950, stainless steel production has shown a steady growth pattern, with a compound annual growth rate of approximately 6% per annum. World Stainless Steel consumption grew from 9.8Mt in 1990 to 16.7Mt in 2002. Stainless steel growth rate from 1990 to 2002 is shown in Table 8.3.1.

Table 8.3.1: Stainless Steel Consumption Growth Rate, 1990-2002

Sector	1990-2002 Growth Rate
China	26.7%
Europe	4.5%
Americas	4.0%
Other	2.3%
Japan	-0.6%

Source: Inco Presentation

Overall, nickel demand is expected to continue at least at long-term trend growth rates of 4 per cent and global stainless steel demand is expected to continue at least at long-term trend growth rates of 5% to 6% supported by strong growth in Asia and China.

Demand for nickel concentrates is also expected to continue to be strong, based on the anticipated growth in nickel demand, and the declining supply of intermediate products from existing nickel sulphide producers, as a higher proportion of overall nickel supply is produced by laterite producers who do not produce a nickel concentrate intermediate.

Demand for copper concentrate is primarily driven by the overall demand for copper. Copper is widely used in a variety of construction and industrial applications primarily in the form of wire and cable, because of its ability to conduct electricity, and in tubing for use in plumbing, heating systems and air conditioners. Inco expects that overall copper demand will continue to grow at 3% to 4% rates per annum consistent with the overall level of global industrial activity and that sufficient processing capacity will continue to be available to process the level of copper concentrate production expected in the future.

Inco expects that cobalt demand will continue to grow at levels similar to those experienced during the last decade at a rate of 4.4% per annum.

The largest demand sector for cobalt, superalloys, is very sensitive to the capital expenditure cycle since the major markets for superalloys are aircraft engines/turbines and land-based turbines. While global expenditure growth has not been significant over the past year, vehicle, aircraft and energy generation are end-use markets for cobalt that are expected to have a bright future.

Other demand sectors for cobalt include salts, catalysts and lithium batteries for use in portable devices, such as cellular phones, computers and pagers, which have been increasing at double -digit rates.

8.4 Contracts

In preparation for construction of the mine and concentrator facilities, certain construction contracts have been awarded or are currently in the tendering stage. These include civil works, concrete, dock construction, concentrator building steel and siding erection, along with the necessary field support and service agreements. An engineering, procurement and construction management services ("EPCM") contract was entered into between VBNC, Inco, and SNC Lavalin's wholly-owned subsidiary, BAE-Newplan Group Limited, effective June 16, 2003 ("SNC-BAE"). The terms of the EPCM contract are within market parameters and in accordance with the estimates in the 2003 Feasibility Study.

The estimates for the ocean shipping and marine terminal for the transportation of the nickel concentrates in the 2003 Feasibility Study were determined from industry quotations and a shipping contract is currently in the tendering stage.

Preliminary discussions for the sale of copper concentrate will take place in late 2003 into early 2004 with a number of copper smelters that have expressed interest in receiving copper concentrate from VBNC.

8.5 Environmental Considerations

8.5.1 Acid Rock Drainage

Geological and geochemical investigation of the Voisey's Bay deposits has shown that the ore body and adjacent rock formations contain enough sulphur mineralization that, when exposed to oxygen and water, generate acid rock drainage ("ARD") over time. In addition, correlation has also been established between rock types of the Voisey's Bay region and their sulphur mineralization potential. During development of the mine, mill and port facilities, large quantities of rock within the area of the Voisey's Bay Project

must be excavated for construction. Designated quarry locations and areas to be excavated for site infrastructure may encroach on geological zones and rock types that contain sulphide mineralization. Therefore, these areas will be screened for ARD potential.

To address any environmental issues associated with ARD, VBNC has adopted a site policy whereby all rock is assumed to be sulphide-bearing and potentially acid generating until clearly demonstrated otherwise through sound geoscientific investigation. This policy for protection against ARD during construction originated from an investigative report by the Province's Innova Quest Inc. of St. John's. This report provided the results of acid base accounting tests on samples from boreholes drilled in the period 1997 to 1999 at the port, mill and quarry sites. The purpose of this testing was to determine if the samples taken from these areas meet requirements of VBNC's Environmental Protection Plan. Due to the very low neutralization potential of rock types in the Voisey's Bay area, VBNC has adopted conservative criteria for differentiating between potentially acid generating and non-acid generating rock. Rock that exceeds 0.2% total sulphur is assumed acid generating.

The on-going ARD investigations will be a two-staged program consisting of initial prescreening of potential and probable quarry areas followed by ongoing monitoring of excavation activities. The implementation of the sampling and analysis program will be carried out by SNC-BAE under the oversight and review of VBNC. SNC-BAE will complete validation and compilation of data and documentation of results. Such cooperative measures are intended to ensure that the procedures to be implemented concerning ARD are applied to meet the objectives of VBNC's Environmental Protection Plan.

Any ARD material found during construction activities will be stored in a temporary containment area until it can be placed underwater in the Headwater pond tailings impoundment area.

8.5.2 Reclamation

As previously stated in sections 3.6 and 3.7 of this Report, VBNC is required under the Mining Act to submit a rehabilitation and closure plan and to provide financial assurance for rehabilitation in a manner satisfactory to the Provincial Minister of Mines and Energy prior to the start of mining operations. The rehabilitation and closure plan, or reclamation plan, will be developed in conjunction with representatives of the LIA and Innu Nation. VBNC expects this consultative process to be completed by the end of 2003 and currently anticipates receiving approval of the plan as developed and required from the Department of Mines and Energy by the end of 2004.

The current estimated cost of rehabilitation and closure is $57 million. VBNC is committed to progressive reclamation during the exploration, construction, and operation phases of the Voisey's Bay Project. The basic elements of the proposed reclamation plan include the restoration, to an acceptable state, of the biological, chemical and physical quality of the environmental resources affected by the operation and development of the mine.

8.6 Taxes

IRC will be subject to a 20% Labrador royalty tax which is applied to gross royalty revenue.

IRC is also subject to provincial and federal corporate income taxes as they apply.

8.7 Capital Cost Estimate

The capital cost estimate for Phase One of the Voisey's Bay Project as well as some aspects of Phases Two and Three including the planned Hydromet commercial plant and underground exploration program as per the Development Agreement (see Section 3.5) is summarized by major area/facilities in Table 8.7.1. The estimate is based upon the 2003 Feasibility Study which used a zero-based approach to within +15/-5% and includes an estimate for:

- the mine and 6,000 tonne per day concentrator and related facilities ("Mine/Concentrator") as part of Phase I of the Voisey's Bay Project,
- the research and development program covering Hydromet processing technologies ("Hydromet R&D Program") for the treatment of the Voisey's Bay nickel and cobalt-containing concentrates to be produced into finished nickel and cobalt products, including the Hydromet demonstration plant to be constructed in the Province at Argentina, and
- the planned Hydromet commercial plant as part of Phase II of the Voisey's Bay Project given the terms of the Development Agreement.

This estimate also includes certain sustaining capital expenditures. The only Voisey's bay project that is addressed in detail in the Inco Report is Phase One. Inco estimates that approximately CAD$900 million is to be spent for Phase One.

Table 8.7.1: Capital Cost Estimate, Voisey's Bay Project

Item/Description	Capital Cost (CDN$000)
Phase One Mine & Concentrator	
Open Pit	$38,000
Waste Rock Storage	$4,000
Crushing & Ore Storage	$19,000
Concentrator	$112,000
Tailings	$15,000
Port	478,000
Accommodation Complex	$21,000
Site Services	$160,000
Other Direct Costs	$3,000
Sub-Total Directs	**$450,000**
Indirect costs Including Engineering & Other Services	$217,000
Contingency	$77,000
Owner's Costs	$131,000
Other Costs	$34,000
Phase One Subtotal Mine & Concentrator	**$909,000**
Mine Expansion & Underground Exploration Program	
Mill Expansion	$22,000
Underground Exploration Program	$95,000
Subtotal	**$117,000**
Hydromet R&D Program & Commercial Facilities	
Hydromet R&D Program	$121,000
Hydromet Commercial Plant - Direct Costs	$546,000
Hydromet Commercial Plant - Indirect Costs	$354,000
Hydromet Demo & Commercial Plant - Owner's Costs	$155,000
Subtotal	**$1,176,000**
Sustaining Capital	
Initial capex - Sustaining Capital	$27,000
Hydromet Commercial Plant -	$101,000
Subtotal	**$128,000**
TOTAL ESTIMATED CAPITAL COSTS	$2,330,000

8.8 Operating Costs Estimate

The following information provides a summary of the operating costs estimate for Phase One of the Voisey's Bay Project. The principal estimated operating costs for the Voisey's Bay Project are expected to be labor, supplies, power/energy, equipment and outsourced services. The following represent the estimated operating costs per pound of nickel (before and after byproduct credits); these estimated operating costs include all such costs to be incurred by VBNC for the Voisey's Bay Project.

Operating Costs Net of By-Product Credits US$0.93/LB-Ni
Operating Costs Excluding By-Product Credits US$1.65/lb-Ni

Table 8.8.1 sets forth a breakdown of estimated on-site operating costs, expressed in Canadian dollars per tonne of ore mined, covering only onsite costs, as stated in the Inco Report.

Table 8.8.1: Operating Cost Estimate, Voisey's Bay Project

Item/Description	Operating Cost (CDN$/t-Ore)
Mining	$8.68
Concentrator	$12.60
VBNC G&A	$17.33
Owner's Costs	$2.14
Freight to Supply Site	$4.57
TOTAL	**$45.32**

Once the Hydromet commercial plant is operational, the processing costs to be incurred by VBNC over the period of operation of that facility are estimated to be CDN$33.06/t ore processed.

8.9 IRC Royalty Economics

There are three types of royalties which are common in the mining industry:

- NSR - A Net Smelter Returns royalty is based on gross proceeds paid by the smelter/refinery to the producing company. An NSR is calculated on a mine's gross revenues from sales less smelting, refining, insurance and transportation costs, but is free of capital and operating costs (including environmental costs).
- NPI - A Net Profit Interests royalty is based upon the mine's profit after allowing for costs related to production. The expenditures that the operator can deduct from gross revenues are typically agreed upon in the royalty contract. Payments typically commence after initial capital costs have been recovered. Also, the royalty holder is not typically responsible for providing capital or for providing for operational losses or environmental liabilities.
- WI - A Working Interest royalty is similar to an NPI, however the royalty owner holds an ownership position. The terms of the WI are agreed upon in the royalty contract. Unlike an NPI however, the WI royalty holder is liable for his share of capital, operating and environmental liabilities.

IRC, based upon an acquisition cost of US$135million, will receive revenues from the Voisey's Bay Mine based upon a NSR. IRC's royalty is calculated as 2.7% NSR of production.

IRC developed a 13-year projection financial model to estimate its royalty income at a CAD$:US$ exchange rate of 0.75:1. The model, shown in Exhibit 8.1, is based upon ore reserves and technical-economic and financial parameters available in the public domain and to IRC from its financial and legal advisors. Gustavson has reviewed this analysis and conclude that the assumptions and method of calculation is sound and can be reasonably relied upon in projecting royalty revenues.

IRC's market price assumptions used in the analysis are shown in Table 8.9.1. These parameters reflect current market trends and apply to the reserve and production rates discussed in this report.

Table 8.9.1: Assumptions Used for Royalty Calculation

Parameter	Metal Price
Market Price	
Nickel (2006 & 2007)	US$5.00/lb
Nickel (2008 - 2018)	US$4.00/lb
Copper	US$1.00/lb
Cobalt	US$15.00/lb

IRC royalty revenues, including the effect of changes in nickel price and exchange rate, for 2006 and 2007 have been estimated and the results are shown in Table 8.9.2. Table 8.9.3 displays the sensitivity of the revenues to changes in the Smelting, Refining and Transportation Costs and Table 8.9.4 shows the sensitivity of the Revenues to changes in the Annual Production Throughput. Tables 8.9.3 and 8.9.4 assume a Base Case of US$5.00 Ni price and a CAD$:US$ exchange rate of 0.82:1 (approximating current exchange conditions).

According to the Inco Report, the Voisey's Bay Mine project is expected to produce an average of about 110 million pounds of nickel, 85 million pounds of copper and 5 million pounds of cobalt per year.

The Voisey's Bay Royalty is expected to begin paying during the first quarter of 2006. During the first 13 years of operations, the Voisey's Bay property is expected to make payments on the Voisey's Bay Royalty ranging from CAD$17.53 to CAD$26.75 million per year, averaging CAD$20.50 million per year on a pre-tax basis.

The values shown in the tables are net of the 20% Labrador withholding tax but are pre-provincial and federal tax.

Table 8.9.2: IRC Projected Royalty Revenue Sensitivity to Exchange Rate and Nickel Price

Exchange Rate (CAD:US)	2006 Ni Price (US$/Lb)				2007 Ni Price (US$/Lb)			
	$4.00	$5.00	$6.00	$7.00	$4.00	$5.00	$6.00	$7.00
	Revenues (CAD$ millions)				Revenues (CAD$ millions)			
0.75	$13.19	$16.14	$19.10	$22.05	$17.47	$21.40	$25.32	$29.24
0.80	$12.36	$15.13	$17.90	$20.67	$16.38	$20.06	$23.74	$27.42
0.85	$11.64	$14.24	$16.85	$19.45	$15.42	$18.88	$22.34	$25.80
0.90	$10.99	$13.45	$15.91	$18.37	$14.56	$17.83	$21.10	$24.37

Table 8.9.3: Royalty Revenue Sensitivity to Changes in Smelting, Refining & Transportation Costs

(Base Case assumes $5.00/Lb Ni, 0.82 CAD$:US$ exchange rate)

	Revenues (CAD$ millions)	
Sensitivity	**2006**	**2007**
-20%	15.28	20.25
-15%	15.15	20.08
-10%	15.02	19.91
-5%	14.89	19.74
0% Base	**14.76**	**19.57**
+5%	14.63	19.40
+10%	14.51	19.23
+15%	14.38	19.06
+20%	14.25	18.89

Table 8.9.4: Royalty Revenue Sensitivity to Changes in Annual Production Throughput

(Base Case assumes $5.00/Lb Ni, 0.82 CAD$:US$ exchange rate)

	Revenues (CAD$ millions)	
Sensitivity	**2006**	**2007**
-20%	11.88	15.74
-15%	12.60	16.70
-10%	13.32	17.66
-5%	14.04	18.61
0% Base	**14.76**	**19.57**
+5%	15.48	20.53
+10%	16.21	21.48
+15%	16.93	22.44
+20%	17.65	23.40



Exhibit 8.1: Voisey's Bay Project Cash Flow

	Units	Total or Avg.	Pre-production... 2004	2005	VBN Project Start... 2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Metal Prices																	
Nickel	US$/lb	4.40	-	-	5.00	5.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00
Copper	US$/lb	1.00	-	-	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Cobalt	US$/lb	15.00	-	-	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00
Ore Treated																	
Tons Processed	kt	29,697	0	0	1,612	1,944	2,016	2,131	2,190	2190	2190	2400	2625	2625	2625	2554	2595
Ore Grade																	
Nickel	%	2.86%	0.00%	0.00%	3.35%	3.67%	3.56%	3.33%	3.25%	3.25%	3.36%	3.08%	2.23%	2.23%	2.23%	2.30%	2.25%
Copper	%	1.68%	0.00%	0.00%	2.18%	2.33%	2.22%	1.89%	1.78%	1.90%	1.98%	1.67%	1.27%	1.29%	1.27%	1.36%	1.36%
Cobalt	%	0.14%	0.00%	0.00%	0.16%	0.17%	0.17%	0.17%	0.17%	0.16%	0.15%	0.16%	0.12%	0.12%	0.12%	0.12%	0.12%
Contained Metal																	
Nickel	klb	1,875,397	0	0	119,053	157,287	158,223	156,443	156,912	156,912	162,223	162,964	129,052	129,052	129,052	129,503	128,721
Copper	klb	1,102,445	0	0	77,473	99,858	98,667	88,792	85,940	91,733	95,596	88,360	73,496	74,653	73,496	76,575	77,805
Cobalt	klb	93,784	0	0	5,686	7,286	7,556	7,987	8,208	7,725	7,435	8,254	6,887	6,655	6,655	6,700	6,751
Process																	
Nickel Concentrate	k dmt	3,864	0	0	241	316	319	321	322	320	329	334	261	280	281	280	261
Copper Concentrate	k dmt	1,313	0	0	92	118	117	106	102	109	114	105	88	89	88	91	93
Tails	k dmt	24,520	0	0	1,279	1,510	1,581	1,705	1,766	1,761	1,747	1,961	2,276	2,256	2,256	2,183	2,240
Total	k dmt	29,697	0	0	1,612	1,944	2,016	2,131	2,190	2,190	2,190	2,400	2,625	2,625	2,625	2,554	2,595
Gross Revenue																	
Nickel Concentrate	US$000	7,993,115	0	0	595,214	790,371	656,832	651,749	652,600	652,307	668,589	677,978	531,061	528,178	528,141	531,421	528,674
Copper Concentrate	US$000	897,795	0	0	63,386	81,677	80,824	72,553	69,950	74,998	78,251	72,072	59,542	60,211	59,361	61,882	63,089
Total	US$000	8,890,910	0	0	658,600	872,048	737,656	724,302	722,551	727,305	746,840	750,051	590,602	588,388	587,502	593,303	591,763
Smelting, Refining, Freight & Marketing Costs																	
Total	US$000	1,487,617	0	0	98,132	129,110	129,457	126,591	126,165	127,294	125,935	124,863	98,259	100,668	100,632	101,364	99,146
Net Smelter Return	US$000	7,403,293	0	0	560,468	742,938	608,199	597,711	596,385	600,010	620,904	625,187	492,343	487,721	486,870	491,939	492,617
NSR Royalty Cash Flow																	
Royalty @ 2.7%	US$000	199,889	0	0	15,133	20,059	16,421	16,138	16,102	16,200	16,764	16,880	13,293	13,168	13,145	13,282	13,301
Costs																	
Acquisition	US$000	135,000	135,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Labrador Tax @ 20%	US$000	39,978	0	0	3,027	4,012	3,284	3,228	3,220	3,240	3,353	3,376	2,659	2,634	2,629	2,656	2,660
Costs	US$000	174,978	135,000	0	3,027	4,012	3,284	3,228	3,220	3,240	3,353	3,376	2,659	2,634	2,629	2,656	2,660
Royalty Cash Flow*	US$000	159,911	(135,000)	0	12,106	16,047	13,137	12,911	12,882	12,960	13,412	13,504	10,635	10,535	10,516	10,626	10,641
	CDN$000	213,215	(180,000)	0	16,141	21,397	17,516	17,214	17,176	17,280	17,882	18,005	14,179	14,046	14,022	14,168	14,187
	CDN$1.00=US$0.75																

*For Years 2006 - 2018 only

9.0 OTHER RELEVANT DATA & INFORMATION (ITEM 20)

The discussion presented in this section was obtained from the public domain, where most of the detailed information is focused on Phase One development. However, the economic analysis presented in Section 8.9 extends throughout the entire project life.

The Voisey's Bay Project is a development property which Inco plans to develop in three phases as summarized in Table 9.1.1. Phase One Plant construction and pre-production stripping are scheduled to begin in 2003, with initial production scheduled in the fourth quarter of 2005.

Table 9.1.1: Voisey's Bay Project Overview

Phase	Period	Description	Est. Capital (CAD$million)
Phase One	2002-4Q 2005	Initial Start-Up Infrastructure (2002-03) R&D, Concentrate Handling (2002-06) Mine & Concentrator (2003-2005)	$776
Phase Two	2007-2011	Hydromet Process Feasibility Study (2007) Design & Construct Plant (2008-2011)	$530
Phase Three	2018 +	Underground Mine Expansion Develop Underground Mine Expand Concentrator	$545

As of September, 2004, VBNC announced that the project schedule for the development of the project will likely be advanced by six months, meaning that commissioning of facilities in Labrador and Argentia could begin as early as August 2005, running at a full production rate by Spring 2006. The Project is on budget in Canadian dollar terms. However, due to the devaluation of the US dollar Phase One costs are now estimated to be US$888million compared with the original US$776million target. The Phase One investment can support a 14 year mine life.

Mineral resources are reported to be 70Mt (54Mt Measured & Indicated and 16Mt Inferred). The government of Newfoundland and Labrador report that currently known resources at Voisey's Bay are approximately 141Mt grading 1.6% Nickel. While this reported value is not compliant with NI43-101 standards, it does suggest that the Voisey's Bay Project can greatly benefit from additional exploration activities, and clearly justifies Inco's past and future investment plans at this property.

10.0 INTERPRETATION & CONCLUSIONS (ITEM 21)

Inco report that the geological interpretation used for the determination of the mineral resource estimates for the Ovoid, Mini-Ovoid and Southeast Extension deposits included in the proposed open pit was based on extensive drilling and well defined mineral domains. The assay data was verified and the data base was audited by ITSL. The resource modeling process was carried out using industry best practices. The mineral resource models and mineral resource estimates were independently audited by AMEC, whose Independent Audit confirmed that the mineral resource model and mineral resource estimates were acceptable to support mine planning and the declaration of mineral reserves. In the Independent Audit, AMEC recommended the drilling of additional holes for future pit optimization studies and minor changes in the modeling technique for future modeling. Accordingly, in the fall of 2002 VBNC drilled 23 additional boreholes. These boreholes were used to update the mineral resource model. A preliminary estimate of the mineral resource incorporating the new drilling information demonstrated that there was no material change in the tonnage and grade estimates of the mineral resource estimate used for the 2003 Feasibility Study. In particular, there was no material change in the estimate of the massive sulphide resource.

Inco report that extensive metallurgical testing and associated studies were carried out and the results were incorporated into the concentrator plant design and the calculations were used to determine the metal recoveries in the mining evaluations. The capital and operating costs are based on the Feasibility Study. The pit slopes were determined based on geotechnical drilling and assessments by GAL. IMC designed the open pit using a floating cone algorithm and prepared the mine production schedule. AMEC confirmed the design using a Lerchs-Grossman algorithm. Mining dilution and recovery factors were included. The mineral reserve estimate is reported for the material scheduled to the mill in the production schedule. The economic analysis and cash flow for the Voisey's Bay Project forecast is positive, demonstrating that the mineral reserves are economic.

Gustavson reviewed the IRC royalty model. Modeling parameters used in the analysis, while obtained from the public domain, appear reasonable given current market conditions. Gustavson concluded that the model provides a reasonable estimation of royalty revenues.

Neither Inco nor Gustavson are aware of any issues that have not been otherwise disclosed in this Report which would materially affect the current estimate of the mineral reserves for the Voisey's Bay Project.

The associated accuracy of the work done in support of the mineral resource and mineral reserve estimates meet or exceed the accuracy expected at the bankable feasibility study level and there are no recommendations for additional work to be carried out prior to proceeding with the Voisey's Bay Project. The technical merit of the Voisey's Bay Project justifies the decision to proceed with Phase One.

11.0 RECOMMENDATIONS (ITEM 22)

Gustavson makes no further recommendations in regard to the IRC royalty.

12.0 REFERENCES (ITEM 23)

W.G. Bacon, P. Eng. et. al. Technical Report, Voisey's Bay Project Located in the Province of Newfoundland & Labrador, Canada, August 31, 2003

Annual Report, Inco Limited, 2002

Form 10K, Annual Report Pursuant to Section 13 or 15(d) of the Security Exchange Act of 1934, Inco Limited, 31 December 2002.

Annual Report, Inco Limited, 2003

Form 10K, Annual Report Pursuant to Section 13 or 15(d) of the Security Exchange Act of 1934, Inco Limited, 31 December 2003.

Voisey's Bay Nickel Company Limited Website (www.vbnc.com); Reserves & Resources, Location Maps, Construction Programs, Operations, Exploration, Environment Health and Safety, Impact & Benefits Agreements, Procurement.

Inco Limited Website (www.inco.com); News Releases, Announcements, Media Kit, Investor Information, Projects and Mines, Exploration, Research & Technology, Environment Health and Safety

Government of Newfoundland & Labrador Website (www.gov.nf.ca/voiseys/project); Important Facts.

Inco Limited, Presentation to Professional Engineers and Geoscientists of Newfoundland and Labrador, March 2004.

International Royalty Corporation, Voisey's Bay Project Profile. 2004

Berg, J.H. et. al. Anorthositic, Granitoid and Related Rocks of the Nain Plutonic Suite, International Geological Correlation Programme Projects #290 and #315, August 1994.

Appendix A

CERTIFICATES OF QUALIFIED PERSONS

CERTIFICATE AND CONSENT

To Accompany the Independent Technical Report on the Voisey's Bay Project Royalty, Labrador, Canada

I, William J. Crowl, residing at 8036 S Ammons Street, Littleton, Colorado 80128-5539, USA, do hereby certify that:

1) I am a Vice President with the firm of Gustavson Associates, LLC ("Gustavson") with an office at Suite D, 5757 Central Ave, Boulder, Colorado 80301, USA.

2) I am a graduate of the University of Southern California with a Bachelor of Arts in Earth Science (1968), and an MSc. in Economic Geology from the University of Arizona in 1979, and have practiced my profession continuously since 1973;

3) I am a registered Professional Geologist in the State of Oregon (G573) and am a member in good standing of the Australian Institute of Mining and Metallurgy.

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Voisey's Bay Royalty of International Royalty Corporation.

5) I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

6) I, as the qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7) I have had no prior involvement with the Voisey's Bay Project, or International Royalty Corporation.

8) I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9) Gustavson was retained by International Royalty Corporation to prepare an Independent Technical Report concerning the Voisey's Bay Project Royalty. I have not visited the subject properties. This Technical Report is largely based on information in the public domain, much of it provided by Inco.

10) I was the author of the report.

11) I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.

"SEAL"
"William J. Crowl"
William J. Crowl
William J. Crowl
Vice President, Mining

Boulder, Colorado, USA
October 28, 2004

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") or the securities laws of any state and may not be offered, sold or delivered in the United States of America except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. See "Plan of Distribution".

PRELIMINARY PROSPECTUS

Initial Public Offering January 5, 2005


INTERNATIONAL ROYALTY
CORPORATION

INTERNATIONAL ROYALTY CORPORATION

\$ ● (Maximum Offering)

\$ ● (Minimum Offering)

A Maximum of ● and a Minimum of ● Common Shares

This prospectus of International Royalty Corporation (the "Company") qualifies the offering for sale to the public (the "Offering") of a minimum of ● common shares of the Company ("Offered Common Shares") for aggregate gross proceeds of \$ ○ (the "Minimum Offering") and a maximum of ● Offered Common Shares for aggregate gross proceeds of \$ ○ (the "Maximum Offering") at a price of \$ ● per Offered Common Share (the "Offering Price"). This prospectus also qualifies the distribution of: ● Common Shares issuable in connection with the acquisition of the shares of Archean Resources Ltd. and the Royalty Portfolios (defined herein); the Debentures (defined herein) and the Debenture Shares (defined herein) issuable upon the exercise of previously issued Subscription Receipts (defined herein); 2,550,000 common shares of the Company ("Common Shares") and 550,568 Financing Warrants (defined herein) issuable upon the exercise of previously issued Initial Financing Special Warrants (defined herein); ● Common Shares issuable upon the exercise of previously issued Compensation Special Warrants (defined herein); ● Common Shares issuable as the Introducer Fee (defined herein); and ● Common Shares issuable upon the exercise of previously issued LOC Special Warrants (defined herein). See "Description of Securities" and "Plan of Distribution – Additional Qualification".

Price:
\$ ● per Offered Common Share

	Price to Public[1]	Agents' Commission[2]	Proceeds to Company[3][4]
Per Offered Common Share	\$ ●	\$ ●	\$ ●
Maximum Offering[4]	\$ ●	\$ ●	\$ ●
Minimum Offering[4]	\$ ●	\$ ●	\$ ●

Notes:

(1) The price to the public has been established pursuant to negotiations between the Company and the Agents (defined herein).

(2) The Company has agreed to pay the Agents a cash commission equal to 6.5% of the gross proceeds of this Offering (the "Agents' Commission").

(3) Before deducting the expenses of this Offering which are estimated to be \$ ● which, together with the Agents' Commission, will be paid out of the gross proceeds of this Offering.

(4) The Company has granted the Agents an option (the "Over-Allotment Option"), exercisable at any time for a period of 30 days following the closing of this Offering (the "Closing"), to purchase from the Company at the Offering Price up to that number of additional Offered Common Shares which is equal to \$12.5 million divided by the Offering Price (the "Over-Allotment Shares"). If the Agents exercise the Over-Allotment Option in full, the proceeds raised under the Maximum Offering will be \$ ● , the Agents' Commission will be \$ ● and the net proceeds to the Company will be \$ ○ . This prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares. See "Plan of Distribution".

As a result of an initial financing of the Company completed in August 2003, the Company is a "connected issuer" and a "related issuer" of Haywood Securities Inc., one of the Agents. Haywood Securities Inc., the directors, officers, employees and affiliates thereof, and the associates of each of them, own or control, as of December 31, 2004, in aggregate, Common Shares representing 21.3% of the then outstanding Common Shares assuming the exercise of the Initial Financing Special Warrants and the Compensation Special Warrants. See "Plan of Distribution – Conflicts of Interest".

Haywood Securities Inc., GMP Securities Ltd., Canaccord Capital Corporation, Raymond James Ltd., Salman Partners Inc. and Bolder Investment Partners, Ltd. (collectively the "Agents"), as agents, conditionally offer the Offered Common Shares for sale, subject to prior sale, on a best efforts basis, if, as and when issued and delivered by the Company and accepted by the Agents in accordance with the conditions contained in the agreement between the Company and the Agents dated ● , 2005 (the "IPO Agency Agreement") and subject to approval of certain legal matters on behalf of the Company by Fasken Martineau DuMoulin LLP and on behalf of the Agents by Fraser Milner Casgrain LLP.

Subscriptions for Offered Common Shares will be received subject to rejection or allotment in whole or in part and the Company reserves the right to close the subscription books at any time without notice. The Agents may over-allot or effect transactions as described under "Plan of Distribution".

If subscriptions for the Minimum Offering have not been received within 90 days after the issuance of a receipt for this prospectus, this Offering may not be continued without the consent of each person who subscribed on or before such date. If such consents are not obtained, or if for any reason the Closing does not occur, subscription proceeds received will be promptly returned to subscribers without interest thereon or deduction therefrom.

There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell securities purchased under this prospectus. An investment in natural resource royalty interest issuers involves a significant degree of risk. See "Risk Factors".

No person is authorized by the Company to provide any information or to make any representation other than as contained in this prospectus in connection with the issue and sale of securities offered by the Company under this prospectus.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards procedures or goals, the purchase of the Offered Common Shares will not, if issued on the date hereof, be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Loan and Trust Corporations Act (Alberta)
Insurance Act (Alberta)
Employment Pension Plans Act (Alberta)
Alberta Heritage Savings Trust Fund Act (Alberta)
Credit Union Act (Alberta)
Pension Benefits Standards Act (British Columbia)
Financial Institutions Act (British Columbia)
The Trustee Act (Manitoba)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
Pension Benefits Act (Nova Scotia)
Trustee Act (Nova Scotia)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
Loan and Trust Corporations Act (Ontario)
Credit Union and Caisses Populaires Act (Ontario)
Insurance Act (Ontario)
an Act respecting insurance (Quebec) (for an insurer, as defined therein, incorporated under the laws of the Province of Quebec, other than a guarantee fund)
an Act respecting trust companies and savings companies (Quebec) (for a trust company or a savings company, as defined therein, which invests its own funds and funds received as deposits)
Supplemental Pension Plans Act (Quebec)
The Pension Benefits Act, 1992 (Saskatchewan)

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Fraser Milner Casgrain LLP, counsel to the Agents, if issued on the date hereof, the Common Shares and the Financing Warrants would, if the Common Shares are listed on a prescribed stock exchange, which currently includes the Toronto Stock Exchange, be qualified investments under the *Income Tax Act* (Canada) (the ''Tax Act'') and regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, provided that in the case of the Financing Warrants, the Company deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such plan. In addition, based in part upon information provided by the Company, the Common Shares and the Financing Warrants, if issued on the date hereof, would not as of the date hereof constitute ''foreign property'' for purposes of Part XI of the Tax Act. See ''Canadian Federal Income Tax Considerations''.

FORWARD LOOKING STATEMENTS

This prospectus contains certain forward looking statements. These statements relate to future events or future performance and reflect management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as ''may'', ''will'', ''should'', ''expect'', ''plan'', ''anticipate'', ''believe'', ''estimate'', ''predict'', ''potential'', ''continue'', ''target'' or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in various factors, including the risks outlined under ''Risk Factors'', which may cause actual results to differ materially from any forward-looking statement. Although the forward-looking statements contained in this prospectus are based upon what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

CURRENCY AND EXCHANGE RATES

All references to "dollars" and "$" herein are expressed in Canadian currency unless specifically stated otherwise.

While this Offering is expressed in Canadian currency, the Company's consolidated financial statements are expressed in US dollars and noted as such. As at December 29, 2004, the Bank of Canada noon rate of exchange per US$1.00 was CAD$1.2163.

METRIC CONVERSION TABLE

The following table sets forth certain factors for converting metric measurements into imperial equivalents.

METRIC			IMPERIAL UNITS	
Description and abbreviation	Multiply by	Unit	Divide by	Description and Abbreviation
Length				
Millimeters – mm	25.400	1	0.30937	Inches – in
Meters – m	0.3048	1	3.2808	Feet – ft
Meters – m	0.9144	1	1.0936	Yards – yd
Kilometers – km	1.609	1	0.6215	Miles – mile
Area				
Square centimeters – cm^2	6.4516	1	0.1550	Square inches – in^2
Square meters – m^2	0.0929	1	10.76	Square feet – ft^2
Hectares – ha	0.40469	1	2.471	Acres – acre
Square kilometers – km^2	2.5900	1	0.3861	Square miles – sq miles
Weight				
Grams – g	31.1035	1	0.032151	Troy ounces – oz
Tonne (1,000 kg) – t	0.907185	1	1.102311	Short ton (2,000 lbs) – st

ACCESS TO PROPERTY INFORMATION

As a royalty holder, the Company has limited, if any, access to properties on which the Company holds, or proposes to hold, royalty interests. The Company must usually rely principally on publicly available information regarding properties and mining operations and will usually have no ability to independently verify such information. In the future, the Company will usually be dependent on publicly available information to prepare required disclosure pertaining to properties and mining operations on the properties on which the Company holds royalty interests. This prospectus includes information regarding properties and mining operations, including the technical report described under "Archean and the Voisey's Bay Royalty Interest – Independent Consultant's Report", which is based on information publicly disclosed by the owners or operators of the properties on which the Company holds, or proposes to hold, royalty interests and such information has not been independently verified by the Company.

SUMMARY

The following is only a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Certain terms used in this prospectus are defined in the Glossary of Non-Geological Terms and the Glossary of Geological Terms.

Company

International Royalty Corporation (the "Company") was incorporated under the *Business Corporations Act* (Yukon) on May 7, 2003 and was continued under the *Canada Business Corporations Act* on November 12, 2004. The Company was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. The Company intends to acquire royalties and create a diversified portfolio of royalties ranging from royalties on exploration to producing properties located around the world and consisting of multiple commodities. Royalty revenue is currently generated from the Williams gold mine located in Ontario, Canada. See "General Development of the Business".

Offering

This offering ("Offering") consists of common shares of the Company ("Offered Common Shares").

Maximum Issue

$ ● (● Offered Common Shares).

Minimum Issue

$ ● (● Offered Common Shares).

Price

$ ● per Offered Common Share.

Royalty Interests

On August 16, 2004, the Company signed two agreements to acquire all of the outstanding shares of Archean Resources Ltd. ("Archean") for total consideration of $180 million plus one million Common Shares, payable as to $152.5 million in cash and the balance by the issue of that number of Common Shares which have an aggregate value of $27.5 million on Closing plus the additional one million Common Shares. The main asset of Archean is a 90% indirect ownership interest in the Voisey's Bay Royalty (defined herein) (effectively a 2.7% net smelter return ("NSR") royalty) on the Voisey's Bay nickel-copper-cobalt property. See "Archean and the Voisey's Bay Royalty Interest".

The Company owns a 0.25% NSR royalty on the Williams gold mine (the "Williams Royalty"), located near Marathon, Ontario and operated by a 50/50 joint venture between Teck Cominco Limited and Homestake Canada Inc., a wholly-owned subsidiary of Barrick Gold Corporation. The Williams gold mine is primarily an underground operation, with some open-pit mining, and has been operating since the fall of 1985. The Company acquired the Williams Royalty on August 12, 2003 for cash consideration of $2,876,722 and the issuance of Common Share purchase warrants exercisable to purchase that number of Common Shares equal to $2,850,000 divided by the Exercise Price (as defined below) at an exercise price per Common Share (the "Exercise Price") which is equal to the lesser of $3.00 and the Offering Price (the "Williams Mine Warrants"). The Williams Mine Warrants are exercisable for a period of two years after the date (the "Trigger Date") of the completion of this Offering and the listing of the Common Shares on the Toronto Stock Exchange. See "Williams Royalty".

The Company has also entered into letter agreements with individuals and mining companies providing for the acquisition of five portfolios (the "Royalty Portfolios") of approximately 59 royalties consisting of two royalties on producing properties, six royalties on development stage properties, seven royalties on feasibility stage properties and 44 royalties on exploration stage properties for

aggregate consideration of $9.07 million, payable partly in Common Shares. See "Other Proposed Royalty Interests".

Use of Proceeds

Assuming the completion of the Maximum Offering, the net proceeds to the Company, after deducting the Agents' Commission and estimated expenses of this Offering are expected to be $ ● , assuming no exercise of the Over-Allotment Option. The Company intends to use all the net proceeds from this Offering and the net proceeds from the Subscription Receipts (defined herein) to acquire royalty interests, to repay any amount drawn on the LOC (defined herein), to place 18 months of interest payable on the Debentures in escrow and for general working capital purposes as follows:

	Minimum Offering	Maximum Offering
To fund the purchase of the shares of Archean	$152,500,000	$152,500,000
To fund the purchase of the Royalty Portfolios	$ 1,705,000	$ 1,705,000
To repay the LOC	$ ●	$ ●
Debenture interest to be placed in escrow	$ ●	$ ●
To fund general working capital	$ ●	$ ●
Total	$ ●	$ ●

See "Use of Proceeds".

Agents' Commission

The Company has agreed to pay the Agents a cash commission equal to 6.5% of the gross proceeds of this Offering. See "Plan of Distribution".

Line of Credit Fee

This prospectus also qualifies the distribution of ● Common Shares which will be issued upon the exercise of ● special warrants of the Company (the "LOC Special Warrants") issued by the Company on ● , 2005 to a third party as consideration for the provision of a line of credit in the amount of $2 million (the "LOC"). The LOC Special Warrants are exercisable for no further consideration for an aggregate of ● Common Shares. See "General Description of the Business – Line of Credit".

Qualification of Other Securities

This prospectus also qualifies the distribution of the Common Shares to be issued in connection with the acquisition of mineral royalty interests as follows: ● Common Shares to be issued to a shareholder of Archean; ● Common Shares to be issued to Hecla Mining Company; ● Common Shares to be issued to BHP Billiton Worldwide Exploration Inc.; ● Common Shares to be issued to Hunter Exploration Group; and ● Common Shares to be issued to David Fawcett. See "General Development of the Business – Proposed Acquisition of Archean and the Voisey's Bay Royalty Interest", "General Development of the Business – Proposed Acquisition of Other Royalty Interests" and "Description of Securities – Common Shares to be Issued on Proposed Acquisitions".

This prospectus also qualifies the distribution of the Debentures and the Debenture Shares which will be issued upon the exercise of ● Subscription Receipts issued by the Company on ● , 2005. See "General Development of the Business – Debenture Financing by way of Subscription Receipts" and "Description of Securities – Debenture Shares".

This prospectus also qualifies the distribution of: (a) 2,550,000 Common Shares and 550,568 (subject to adjustment if the Offering Price is less than $3.00)

Common Share purchase warrants (the "Financing Warrants") which will be issued upon the exercise of 2,550,000 special warrants of the Company previously issued pursuant to a private placement of special warrants of the Company (the "Initial Financing Special Warrants") completed on August 12, 2003; and (b) 308,000 Common Shares which will be issued upon the exercise of 308,000 special warrants of the Company previously issued to Haywood Securities Inc., one of the Agents, as partial compensation for acting as agent for the private placement of the Initial Financing Special Warrants (the "Compensation Special Warrants"). Each Initial Financing Special Warrant and Compensation Special Warrant will be deemed to be exercised five business days after the Trigger Date. All consideration paid to the Company in respect of the Initial Financing Special Warrants and the Compensation Special Warrants was received by the Company at the time of issue of such special warrants. No additional consideration will be received by the Company as a result of the exercise of the Initial Financing Special Warrants or the Compensation Special Warrants. See "General Development of the Business – Initial Financing" and "Description of Securities – Initial Financing Special Warrants and Financing Warrants" and "– Compensation Special Warrants and Compensation Warrants".

This prospectus also qualifies the distribution of ● Common Shares to be issued to a consultant to the Company as the Introducer Fee. See "Description of Securities – Introducer's Shares".

Risk Factors

The acquisition of the securities offered by this prospectus must be considered speculative due to the nature of the Company's business. In particular, a prospective investor should consider the following risks in addition to other risk factors or more detailed descriptions set forth elsewhere in this prospectus.

- The securities should be considered speculative due to the nature of the Company's business. The Company has a limited history.
- The Company is dependent upon the continued availability and commitment of its management.
- Changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of the Company and may adversely affect its business.
- As a royalty holder, the Company does not have any influence on how mine operations are conducted and has limited, if any, access to properties and data on mine operations. As such, the information provided by the Company in this prospectus regarding properties, including mine operations, has been taken principally from publicly available documents and the Company cannot verify the accuracy of such information.
- The Company's royalty payments may be calculated by the royalty payors in a manner different from the Company's projections. The Company may or may not have rights of audit with respect to royalty payments.
- It is uncertain that the operator of any given property will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.
- The Company's royalty interests may be subject to foreign currency fluctuations or withholding or other taxes which may adversely affect the Company's financial position and results.
- Exploration for metals, minerals, gems and energy resources is a speculative venture necessarily involving substantial risk with no assurance that projected production plans can be achieved.

- The marketability and price of metals, minerals, gems and energy resources on properties on which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.
- Intense competition exists within the industry and in attempting to acquire additional royalties the Company must compete with other corporations which may have greater technical or financial resources.
- If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the reserves and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. The operator of such property may not have sufficient financial capability to advance, or the ability to finance the advancement of, the property.
- The Company's valuation is heavily weighted by the value of an indirect ownership interest in a 2.7% NSR royalty on the Voisey's Bay nickel copper-cobalt property. The Voisey's Bay Royalty will be very material to the Company's ability to generate revenue. The Company's valuation is dependent on the Voisey's Bay property being developed and placed into operation according to the operators' currently proposed plan.
- The board of directors of the Company will have broad discretion as to the application of the proceeds raised in this Offering that are allocated to general working capital.
- It is uncertain whether the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.
- If the Company does become listed on a publicly recognized stock exchange, shareholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of their Common Shares, if at all.
- If the Common Shares become listed on a stock exchange there can be no assurance that the Company will continue to meet the listing requirements of such exchange or achieve listing on any other public listing exchange.
- Payment of dividends on the Common Shares will be within the discretion of the Company's board of directors.
- Some royalties may be subject to (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty, (ii) pre-emptive rights pursuant to which the operator has the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty to or by the Company, or (iii) claw back rights pursuant to which the seller of a royalty to the Company has the right to re-acquire the royalty.
- Potential litigation may arise on a property on which the Company has a royalty (for example litigation between joint venture partners or original property owners). As a royalty holder, the Company will not generally have any influence on the litigation nor will it generally have access to data.
- Claims by First Nations in Canada and elsewhere may impact on the operator's ability to conduct activities on a property to the detriment of the Company's royalty interests.
- Royalties may be contractual rather than an interest in land and as such, in the case of receivership or bankruptcy, royalty holders will be treated like any other unsecured creditor. The Voisey's Bay Royalty is a contractual right and is only secured by a mortgage of US$50 million.

- Foreign operations may be subject to certain limitations including exchange controls, limitations on repatriation of earnings, foreign taxation, foreign environmental laws and enforcement and other similar risks.
- Royalties are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down.
- Some royalties, including the Voisey's Bay Royalty, may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties and as such the Company may not be in a position to publicly disclose non-public information with respect to certain royalties.
- The right to record or register royalties in various registries or mining recorders offices may not necessarily provide any protection to the royalty holder. Accordingly, the royalty holder may be subject to risk from third parties.
- The Company is currently dependent on a single royalty, the Williams Royalty, for revenues until other properties, including the Voisey's Bay property, commence production.

See "Risk Factors".

Summary Consolidated Financial Information

The following table sets forth selected consolidated financial information of the Company which has been derived from the audited consolidated financial statements of the Company for the period from the date of incorporation (May 7, 2003) to December 31, 2003, as well as the unaudited consolidated financial statements of the Company for the nine month period ended September 30, 2004. The tables should be read in conjunction with the Company's consolidated financial statements and the related notes thereto, unaudited pro forma consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and "Management's Discussion and Analysis". The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles.

	Period from May 7, 2003[1] to December 31, 2003	Nine months ended September 30, 2004
	(US$)	
Statement of Operations		
Royalty revenues	$ 177,885	$ 261,109
Operating loss	(218,913)	(418,617)
Net loss	(213,266)	(415,399)
Basic and Diluted loss per share	(0.03)	(0.05)

(1) Date of incorporation.

	December 31, 2003	September 30, 2004
	(US$)	
Balance Sheet		
Current assets	$ 324,347	$ 246,114
Royalty interest in mineral property	2,024,720	1,817,003
Total assets	2,359,224	2,096,972
Total liabilities	46,488	107,859
Deficit	(213,266)	(628,665)
Stockholders' equity	2,312,736	1,989,113

CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the *Business Corporations Act* (Yukon) on May 7, 2003 by registration of its articles of incorporation with the Yukon Department of Community Services Consumer and Safety Services, Corporate Affairs. On November 12, 2004, the Company was continued under the *Canada Business Corporations Act.*

The Company's head office is located at 10 Inverness Drive East, Suite 104, Denver, Colorado 80112 and the registered office of the Company is located at 66 Wellington Street West, Suite 4200, Toronto Dominion Bank Tower, Box 20, Toronto-Dominion Centre, Toronto, Ontario, Canada, M5K 1N6.

Intercorporate Relationships

The Company owns 100% of the outstanding shares of IRC (U.S.) Management Inc., which was incorporated pursuant to the laws of Colorado, United States, and also owns 100% of the outstanding shares of IRC Nevada Inc., which was incorporated pursuant to the laws of Nevada, United States, for the purpose of the acquisition of royalty interests in properties in the United States. The head office of each of these subsidiaries of the Company is located at 10 Inverness Drive East, Suite 104, Denver, Colorado 80112.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company was incorporated for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. The Company intends to acquire royalties and create a diversified portfolio of royalties ranging from royalties on exploration to producing properties located around the world and consisting of multiple commodities. Management of the Company has, over the last year, identified in excess of 2,000 existing private mineral royalties. These royalties will be investigated and pursued, if appropriate, time and funds allowing. Based on the current target list and subject to the completion of this Offering, the Company intends to pursue a royalty acquisition program with the objective of expanding its royalty ownership portfolio and generating additional revenue.

Because royalty companies do not incur mine site operating costs or any ongoing capital commitments on properties, the Company expects to have a high operating income to revenue ratio. With expected exposure to multiple commodities, the Company's portfolio should have sufficient diversity to provide a more stable cash flow base than would otherwise be the case with a single commodity portfolio. In management's view, there is an opportunity to provide holders of royalties with a means of monetizing the future value of their royalties through a sale to the Company.

Overview of Royalties

A royalty is a payment to a royalty holder by a property owner or an operator of a property of a percentage of the minerals or other products produced or the profits generated from the property. The granting of a royalty to a person other than the property owner or the operator of the property typically arises as a result of: (i) raising funds by granting the royalty; (ii) paying part of the consideration payable to prospectors or junior mining companies for the purchase of their property interests; or (iii) a conversion to a royalty of a participating interest in a joint venture relationship. Royalties are not working interests in the property. Therefore, the royalty holder is neither responsible for, nor has an obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities. Furthermore, because many royalties are constructed as legal contracts rather than property interests, the royalty holder's risk exposure is usually limited to metal prices and operational performance. These unique characteristics provide royalty holders with special commercial benefits not available to the property owner because the royalty holder enjoys the upside potential of the property with reduced risk.

Royalties have been imposed since at least Roman times (400 A.D.) when a 10% ''tax'' was imposed on privately owned mines. The English and French were the first European states to codify the practice around 1300 A.D. Today, the creation of royalties is most prevalent in the British Commonwealth or former colonial entities although the governments of a number of countries around the world have adopted royalties as part of the payments owed to them

by mine owners when the projects go into production. Private royalties have been created by contracts in many jurisdictions and often have the same characteristics as government royalties.

The Company has identified more than 2,000 existing private mineral royalties worldwide. Most of such royalties are related to gold projects located in North America. The growth of royalties elsewhere in the world is a direct reflection of North American companies investing in these regions with arrangements that have now become standard industry practice.


Geographic Distribution of Global Royalties
N = 2,005
Oceania
Africa
South America
Asia
Central America
Europe
North America


Distribution of Global Royalties by Commodity
N = 2,005
Unknown
Other
Platinoids
Lead
Zinc
Silver
Nickel
Diamonds
Copper
Gold

The Company has identified more than 40 different types of royalties. The major types include:

- Gross Royalties or Gross Overriding Royalties ("GOR") are based on the total revenue stream with no deductions.
- Net Smelter Return Royalties ("NSR") are based on a percentage of proceeds received for refined minerals from the smelter or refinery less specified transport, insurance and other expenses.
- Net Profit Royalty or Net Interest Royalties ("NPR" or "NPI") are based on the total revenues less specified accounting expenses, possible recovery of capital and interest on expenditures incurred.

Minority working or equity interests are not considered to be royalties because of the ongoing funding commitments, although they can be similar in their calculations to NPIs or NPRs. NSRs are by far the most common royalty for mineral projects with variations being based on a dollar per tonne processed or changing ("sliding") rate tied to either metal prices, grade and/or capital repayment schedules.

An example of a successful royalty company is the former Franco-Nevada Mining Corporation ("Franco-Nevada"). Franco-Nevada was formed in 1982 and developed a large royalty portfolio over a 20 year period. The key royalty of this portfolio was its NSR and NPI on the Goldstrike gold mine in Nevada. Franco-Nevada also created two other royalty companies, Euro-Nevada Mining Corporation and Redstone Resources Ltd., to hold royalties in Nevada and non-gold royalties, respectively. Franco-Nevada subsequently reacquired these other companies and was acquired by Newmont Mining Corporation in 2001 for US$2.3 billion. Other known royalty companies include Repadre Capital Corporation (now a wholly-owned subsidiary of IAMGOLD Corporation) and Royal Gold, Inc.

Initial Financing

On August 12, 2003, the Company completed a private placement of 4,400,000 Initial Financing Special Warrants at a price of $0.80 per Initial Financing Special Warrant, for gross proceeds of $3,520,000. Each Initial Financing Special Warrant is exercisable for one Common Share and approximately 0.216 (subject to adjustment if the Offering Price is less than $3.00) of a Financing Warrant for no additional consideration. Each outstanding Initial Financing Special Warrant will be deemed to be exercised five business days after the date (the "Trigger Date") of the completion of this Offering and the listing of the Common Shares on the Toronto Stock Exchange (the "TSX"). Each Financing Warrant, when issued, will be exercisable for one Common Share at a price equal to the lesser of $3.00 and the Offering Price for a period of two years after the Trigger Date. As of the date of this prospectus, 1,850,000 Initial Financing Special Warrants have been exercised for 1,850,000 Common Shares and 399,432 Financing Warrants. All 399,432 Financing Warrants have been exercised for 399,432 Common Shares at an exercise price of $3.00 per Common Share for aggregate proceeds to the Company of $1,198,296. The Common Shares and the Financing

Warrants issued upon the exercise of the Initial Financing Special Warrants are subject to the Pooling Arrangement. See "Escrowed Shares – Pooling Arrangement".

Haywood Securities Inc., one of the Agents and the agent for the private placement of the Initial Financing Special Warrants, received 308,000 Compensation Special Warrants as partial compensation for acting as agent for such private placement. Each Compensation Special Warrant is exercisable for one Common Share at no additional cost to the holder and will be deemed to be exercised five business days after the Trigger Date. Haywood Securities Inc., as the agent for such private placement, also received 440,000 Common Share purchase warrants (the "Compensation Warrants"). Each Compensation Warrant is exercisable for one Common Share at a price of $0.80 per Common Share for a period of two years after the Trigger Date.

See "Description of Securities – Initial Financing Special Warrants and Financing Warrants", "Description of Securities – Compensation Special Warrants and Compensation Warrants" and "Canadian Federal Income Tax Considerations".

Acquisition of Williams Royalty

On August 12, 2003, the Company acquired the Williams Royalty from an individual for cash consideration of $2,876,722 and the issuance of Common Share purchase warrants exercisable to purchase that number of Common Shares equal to $2,850,000 divided by the Exercise Price (as defined below) at an exercise price per Common Share (the "Exercise Price") which is equal to the lesser of $3.00 and the Offering Price (the "Williams Mine Warrants"). The Williams Mine Warrants are exercisable for a period of two years after the Trigger Date. See "Williams Royalty".

Proposed Acquisition of Archean and the Voisey's Bay Royalty Interest

On August 16, 2004, the Company signed two agreements to acquire all of the outstanding shares of Archean Resources Ltd. ("Archean") for total consideration of $180 million plus one million Common Shares, payable as $152.5 million in cash and the balance by the issue of that number of Common Shares which have an aggregate value of $27.5 million on Closing, plus the additional one million Common Shares. The principal asset of Archean at the time of the signing of the agreements was a 90% indirect ownership interest in the Voisey's Bay Royalty (effectively a 2.7% NSR royalty) on the Voisey's Bay nickel-copper-cobalt property. One of the share purchase agreements also provides one shareholder of Archean with the right to nominate two directors of the Company for election by the shareholders of the Company for a period of six years after Closing. See "Archean and the Voisey's Bay Royalty Interest".

Proposed Acquisitions of Other Royalty Interests

The Company has entered into the royalty letter agreements described below.

On October 8, 2004, the Company signed a letter agreement with John Livermore to acquire his royalty interests on the Pinson gold and the Hasbrouck gold-silver deposits, both in Nevada, United States. Consideration to be paid is US$520,000 in cash. See "Other Proposed Royalty Interests – Livermore Royalty Portfolio".

On October 29, 2004, the Company signed a letter agreement with Hecla Mining Company to acquire a portfolio of 14 mineral royalty interests. Total consideration to be paid is US$550,000, payable in Common Shares valued at the Offering Price. See "Other Proposed Royalty Interests – Hecla Mining Company Royalty Portfolio".

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. to acquire a mineral portfolio of 22 mineral royalty interests. Consideration to be paid is US$1,250,000, payable one-half in cash and the balance in Common Shares valued at the Offering Price. See "Other Proposed Royalty Interests – BHP Billiton Royalty Portfolio".

On November 25, 2004, the Company signed three letter agreements with the Hunter Exploration Group to acquire a portfolio of 16 mineral royalty interests on approximately 20 million acres of land located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities. Consideration to be paid is $5 million payable in Common Shares valued at the Offering Price. See "Other Proposed Royalty Interests – Hunter Exploration Group Royalty Portfolio".

On December 7, 2004 the Company signed a letter agreement with David Fawcett to acquire 20.3% of a 1% royalty interest on five coal licenses in British Columbia, Canada. Consideration to be paid is $1,250,000, payable as to $312,500 in cash and the balance in Common Shares valued at the Offering Price. See "Other Proposed Royalty Interests – B.C. Coal Royalty Portfolio".

Line of Credit

On ● , 2005, a third party (the "LOC Provider") has provided a line of credit of $2 million (the "LOC") to the Company at an interest rate of ● % per annum and compounded yearly on the amount drawn down on the LOC. The LOC is payable on the earlier of (a) the Closing; and (b) ● , 2006, being the 12 month anniversary of the establishment of the LOC. The Company may prepay and terminate the LOC, without penalty, subject to the Company paying all accrued and unpaid interest and other amounts due under the LOC.

The LOC Provider was issued ● special warrants (the "LOC Special Warrants"), exercisable for no further consideration no later than the Closing for an aggregate of ● Common Shares (the "LOC Fee"). This prospectus also qualifies the distribution of ● Common Shares issuable upon the exercise of the LOC Special Warrants.

See "Description of Securities – LOC Special Warrants".

Debenture Financing by way of Subscription Receipts

On ● , 2005, the Company issued, pursuant to an agency agreement entered into between the Company and ● , (the "Receipt Agency Agreement") ● non-transferable subscription receipts ("Subscription Receipts") in a private placement and raised gross proceeds of $ ● . The agents for the private placement of the Subscription Receipts received a cash commission of $ ● .

Each Subscription Receipt will be exercised upon completion of this Offering for no further consideration for one unit of the Company (a "Unit"). Each Unit will be comprised of one secured debenture in the principal amount of $1 million (the "Debenture") and that number of Common Shares equal in value to $ ● based on the Offering Price (the "Debenture Shares"). Each Debenture will mature seven years after the date of Closing. Interest will only be paid on the Debentures for the first three years and thereafter blended payments of principal and interest will be paid on the Debentures. The coupon rate will be ● % per annum, compounded and paid yearly commencing June 30, 2005. The first 18 months of interest will be set aside out of the proceeds of this Offering and held in escrow upon the Closing. The Company will have the right to call all, but not less than all, of the Debentures at any time after the Closing. The Debentures will rank first in security over all the present and future assets of the Company.

The proceeds raised from the issuance of the Subscription Receipts will be held in escrow by ● in an interest bearing account and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved investments) pending the completion of the purchase of all the shares of Archean by the Company and this Offering. If the purchase of all the shares of Archean by the Company and this Offering are not completed by ● , 2005, the gross proceeds of the Subscription Receipts will be returned to the investors and the Subscription Receipts will be cancelled.

This prospectus qualifies the distribution of the Debentures and the Debenture Shares.

See "Description of Securities – Debenture Shares".

ARCHEAN AND THE VOISEY'S BAY ROYALTY INTEREST

Background

Archean, a private Newfoundland company, entered into an option agreement with Diamond Fields Resources Inc. ("DFR") on May 18, 1993 to conduct a regional exploration program of geographic Labrador (the "Labrador Option Agreement"). Archean retained a 3.0% GOR royalty on diamonds and a 3.0% NSR royalty on base metals, precious metals, rare earth metals, elements and other minerals normally subject to net smelter returns with respect to the properties which are subject to the Labrador Option Agreement. The Voisey's Bay Ovoid and certain other nickel, copper and cobalt deposits were discovered during the course of this program. The Voisey's Bay Royalty applies to

the properties now referred to and known as the Voisey's Bay property. On June 28, 1995, DFR assigned its interests in the Labrador Option Agreement and the Voisey's Bay property to its then subsidiary, Voisey's Bay Nickel Company Limited (''VBNC''). Through various transactions, Inco Limited (''Inco''), either directly or through a subsidiary, acquired all of the outstanding shares of VBNC through its acquisition in August 1995 of all of the outstanding shares of DFR it did not then own. The Voisey's Bay Royalty was secured by a mortgage granted by VBNC, as mortgagor, which mortgage was registered on June 28, 1995. The mortgage secures VBNC's obligation to pay the Voisey's Bay Royalty until US$50 million has been paid, after which time the mortgage will become void and the obligation to make further royalty payments will become an unsecured contractual obligation. The mortgage amount may be increased to a maximum of US$100 million in the event that financing to fund the Voisey's Bay mine and mill in the amount of US$500 million is put in place. Inco has advised that there has been no borrowing to finance the Voisey's Bay mine and mill and accordingly the mortgage amount is currently US$50 million. In July 2003, Archean formed a limited partnership called Labrador Nickel Royalty Limited Partnership (''LNRLP'') to hold the Voisey's Bay Royalty. On July 10, 2003, Archean transferred and assigned the Voisey's Bay Royalty to LNRLP. Altius Resources Inc. (''Altius'') acquired a 7.5% interest in LNRLP on August 29, 2003 together with an option to increase this interest to 10%. On August 29, 2003, Voisey's Bay Holding Corporation (''Holdco''), a wholly-owned subsidiary of Archean, acquired Archean's interest in, and became the general partner of, LNRLP. On December 8, 2004, Altius exercised its option and currently holds a 10% interest in LNRLP. The organization of the persons holding the Voisey's Bay Royalty is shown below.

Pursuant to the terms of the Labrador Option Agreement, the Voisey's Bay Royalty means 3.0% (of which Archean now holds a 90% indirect ownership interest through LNRLP) of ''the actual proceeds received from any mint, smelter, refinery or other purchaser for the sale of ores, base metals, precious metals, rare earth metals, elements and any other minerals normally subject to net smelter returns or concentrates produced from the properties and sold, after deducting from such proceeds the following charges to the extent that they were not deducted by the purchaser in computing payment: smelting and refining charges; penalties; smelter assay costs and umpire assay costs; cost of freight and handling of ores, metals or concentrates from the properties to any mint, smelter, refinery, or other purchaser; marketing costs; insurance on all such ores, metals or concentrates; customs duties; or mineral taxes or the like and export and import taxes or tariffs payable in respect of said ores, metals or concentrates''. In addition, any charges to be incurred which are made to a company associated with VBNC, as successor to DFR, must be on commercially reasonable terms or must be approved in writing by the owner of the Voisey's Bay Royalty.

The Labrador Option Agreement also sets out a right of first refusal provision for the benefit of VBNC. Pursuant to the terms of such agreement, if the owner of the Voisey's Bay Royalty intends to sell the royalty it must give notice to VBNC of its intention to sell, together with the terms and conditions of such proposed sale. In addition, if the owner of the Voisey's Bay Royalty receives an offer to purchase such royalty which the owner of the Voisey's Bay Royalty wants to accept, it must first offer to sell such royalty to VBNC on the same terms and conditions. Such offer to VBNC is required to remain open for acceptance by VBNC for a period of 60 days.

The owner of the Voisey's Bay Royalty, LNRLP, is also entitled to audit, during normal business hours, such books and records as are necessary to determine the correctness of the payment of the royalty, provided, however that such audit may only be conducted on an annual basis and within 12 months after the end of the fiscal period in respect of which such audit is to be conducted. The Labrador Option Agreement also contains arbitration provisions in the event of a dispute. The Labrador Option Agreement, as amended by a 1995 agreement between the parties thereto, provides that any mineral interest acquired at any time in Labrador by either of the parties thereto, or by companies controlled by them, shall be deemed to be included as properties for the purpose of the Labrador Option Agreement. Holdco, as general partner of LNRLP, manages LNRLP and has broad powers and authority, subject to the advice of an executive committee comprised of three members, one of whom is a nominee of Altius and two of whom are nominees of Holdco. Such powers include undertaking such actions as Holdco deems appropriate to verify the amount of the Voisey's Bay Royalty payments, including the incurring of costs to investigate and verify the calculation of royalty payments under the Labrador Option Agreement and such dealings and negotiations with VBNC as may be advisable.



Christopher Verbiski
Albert Chislett
100%
Archean Resources Ltd.
(Newfoundland)
Archean
100%
Voisey's Bay Holding Corporation
(Newfoundland)
Holdco
General Partner of LNRLP
90%
Altius Resources Inc.
(Newfoundland)
Altius
10%
Labrador Nickel Royalty
Limited Partnership
(Ontario)
LNRLP
100%
Voisey's Bay
Royalty
3.0% NSR

On August 16, 2004, Christopher Verbiski and Albert Chislett, the two shareholders of Archean (the ''Vendors''), each signed a share purchase agreement (collectively the ''SPAs'') to sell their shares of Archean to the Company for a purchase price of $180 million plus one million Common Shares, payable as to $152.5 million in cash and as to the balance by the issue of that number of Common Shares which have an aggregate value of $27.5 million on Closing, plus the additional one million Common Shares. The Company's economic assumptions in determining the consideration to be paid was based on a nickel price of $4.00/lb, a copper price of $1.00/lb, a cobalt price of $15.00/lb, a 6% discount rate and a US$/CAD$ exchange rate of 0.75. The purchase of the shares of Archean will be completed concurrent with the Closing and part of the proceeds of this Offering will be used to fund the purchase of the shares of Archean. See ''Use of Proceeds''.

Pursuant to the SPAs, the Vendors, Archean and the Company have the right to conduct due diligence investigations. The Company has completed to its satisfaction its due diligence review of Archean. The Vendors' and Archean's due diligence review of the Company has also been completed (subject to the execution of a definitive share purchase agreement between each of the Vendors and the Company).

The closing of the purchase of the shares of Archean pursuant to the SPAs is subject to a number of conditions, each of which the Company believes will be met by the date of the Closing. One of the closing conditions under the SPAs is the waiver by VBNC of its right of first offer pursuant to the VBNC Agreement described in the next paragraph. Other closing conditions which are still outstanding include completion of this Offering and Archean divesting certain assets other than the indirect ownership interest in the Voisey's Bay Royalty and having no liabilities or obligations other than being bound by certain provisions in the VBNC Agreement (as defined in the paragraph

immediately below). A further term of the SPAs requires that in the event that the tax payable in respect of the Voisey's Bay Royalty under the *Mining and Mineral Rights Tax Act* (Newfoundland and Labrador) is abolished or reduced during the period of 25 years after the closing of the purchase of the shares of Archean (the ''Tax Adjustment Period''), the Company will pay an additional amount to the Vendors representing the aggregate reduction in taxes payable to the end of the Tax Adjustment Period.

The interests of the various parties who hold direct and indirect interests in, or who have obligations or rights under, the Voisey's Bay Royalty are subject to an agreement dated July 10, 2003 between Archean, Altius, Altius Minerals Corporation (the parent of Altius), the Vendors, VBNC and LNRLP (the ''VBNC Agreement''). Pursuant to the terms of the VBNC Agreement, the Vendors were required to provide VBNC with notice of the proposed disposition of their shares of Archean in order to provide VBNC with an opportunity within 30 days to exercise a right of first offer with respect to such shares. On August 18, 2004, the Vendors provided such notice to VBNC and Inco. Upon completion by the Company of its acquisition of the shares of Archean, the Company will not be bound by the VBNC Agreement, although Archean and LNRLP will remain bound thereby. However, a right of first refusal for the benefit of VBNC will continue with respect to any sale of the Voisey's Bay Royalty pursuant to the Labrador Option Agreement.

Independent Consultant's Report

At the request of the Company, Gustavson Associates, LLC, (''Gustavson'') based in Boulder, Colorado, has prepared a report dated October 29, 2004 and entitled ''Independent Technical Report, Voisey's Bay Project Royalty, Labrador, Canada'' (the ''Qualifying Report''). William J. Crowl, the author of the Qualifying Report, is a registered professional geologist in the state of Oregon and a member in good standing of the Australasian Institute of Mining and Metallurgy, is independent from the Company and is a ''Qualified Person'' for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (''NI 43-101''). Except where noted below, all of the technical information below is based upon the Qualifying Report and has been reviewed by the Qualified Person. The Qualifying Report has been filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects. Pursuant to an exemption order dated December 22, 2004 granted to the Company by the securities regulatory authorities in each of the provinces of Canada, the information contained in the Qualifying Report with respect to the Voisey's Bay property is primarily extracted from the technical report effective as of August 31, 2003 (the ''Inco Report'') prepared and filed by Inco in accordance with NI 43-101, as well as general information available in the public domain including the Company's complete database of public domain data, Inco annual reports, Inco annual information forms, information available on the Inco website and information available on other websites. The Qualified Person did not conduct a site visit, did not independently sample and assay portions of the deposit and did not review the following items prescribed by NI 43-101: (i) geological investigations, reconciliation studies, independent check assaying and independent audits; (ii) estimates and classification of mineral resources and mineral reserves, including the methodologies applied by Inco in determining such estimates and classifications, such as check calculations; or (iii) life of mine plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

The Inco Report includes freight costs incurred at the mine to transport the concentrates, an intermediate product, to the port, however such expenses are not segregated from the other costs. With the exception of the freight costs, none of the mine-site costs set out in the Inco Report impact the calculation of royalty amounts expected to be received by the Company. The Inco Report does not disclose smelting and refining costs as separate costs.

The Qualifying Report presents gross revenues and the anticipated smelter, refining, transportation and marketing costs as reviewed by Gustavson and found to be reasonable. The Qualifying Report does not include any of the mine site costs (with the exception of freight costs) because they are specifically excluded from the calculation of the Voisey's Bay Royalty.

Disclaimer Regarding Inco

Inco has not reviewed this prospectus nor the Qualifying Report, and takes no responsibility nor assumes any liability for the statements in the Qualifying Report and in this prospectus. No express or implied representation or warranty of any kind has been made by Inco that the contents of the Qualifying Report or

this prospectus are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

In particular, Inco has advised the Company that the Inco Report was prepared to satisfy the technical requirements of NI 43-101 and was not intended to be used for purposes of evaluating an acquisition of the Voisey's Bay Royalty, for valuing the Voisey's Bay Royalty for purposes of an offering of securities or for any purpose other than Inco's compliance with the technical requirements of NI 43-101. Gustavson and the Company did not obtain a copy of the Inco Report from Inco directly, nor seek consent or approval from Inco to use the Inco Report. The Company and Gustavson obtained a copy of the Inco Report from the System for Electronic Document Analysis and Retrieval at www.sedar.com and relied on it as a public document. Neither Inco nor any of the qualified persons who prepared the Inco Report consented to the use of the Inco Report by the Company for purposes of evaluating a potential acquisition of the Voisey's Bay Royalty or for any offering of securities of the Company.

The Inco Report is current only as of its effective date of August 31, 2003. Neither Inco nor any of the qualified persons who prepared the Inco Report has made or makes any representation to the Company or any other person in any way relating as to the accuracy or fitness for any use or purpose of any part of the Inco Report as currently contemplated by the Company or otherwise. Inco has expressly stated that Inco and each of the qualified persons who prepared the Inco Report accepts no responsibility or liability to the Company or any other person for any use of the Inco Report.

No information came to Gustavson's attention during its review of the data and information contained in the Inco Report that would cause Gustavson to doubt the integrity of such data and information.

Property Description and Location

The Voisey's Bay property is located on the northeast coast of Labrador, on a peninsula bordered to the north by Anaktalak Bay and to the south by Voisey's Bay. The nearest communities are Nain, approximately 35 kilometers to the northeast, and Natuashish, approximately 80 kilometers to the southeast. The site of the Voisey's Bay property is centered approximately at latitude 56°10', longitude 62°00' and extends from 555150E to 556200E and from 6242550N to 6243450N (UTM NAD83 coordinates). The Voisey's Bay property is approximately 900 kilometers north-northwest of St. John's, the capital of Newfoundland and Labrador (the "Province").

The government of the Province (the "Provincial Government") has issued nine mineral licenses consisting of a total of 1,978 claims (20,012 hectares) to VBNC, a wholly-owned subsidiary of Inco, which cover the main claim block (the "Main Block") of the Voisey's Bay project. Mineral licenses are issued for a period of five years and may be extended for three additional five-year renewal periods, for a total of 20 years.

The mineral license numbers and initial expiry dates are as follows:

License	Expiry Date
6866M	March 21, 2014
6867M	March 21, 2014
6870M	November 7, 2014
9143M	March 21, 2014
9528M	March 21, 2014
9534M	March 21, 2014
9538M	March 21, 2014
9582M	March 21, 2014
9584M	March 21, 2014

A mineral license does not entitle its holder to extract any minerals from the Voisey's Bay property covered by such license. In order to extract minerals, a mining lease must be obtained from the Provincial Government. The Provincial Government issued a mining lease to VBNC for a period of 25 years, effective 2002 and covering approximately 1,600 hectares. The mining lease gives VBNC the exclusive right to extract minerals and carry out mineral exploration, mining operations or mining processing and develop in, on or under the lands, or part of the lands, covered by the mining lease, subject to VBNC and Inco continuing to meet the terms of and conditions of a development agreement between Inco, VBNC and the Provincial Government.

On June 11, 2002, VBNC, Inco and the Provincial Government announced that they had reached a non-binding statement of principles (''Statement of Principles'') covering the commercial development of the Voisey's Bay property. The Statement of Principles was approved by the provincial legislature in late June 2002 and, on October 7, 2002, Inco and VBNC signed definitive agreements with the Provincial Government to implement the terms of the Statement of Principles. The definitive agreements provide for the development of a mine and concentrator processing plant, a research and development program focusing on hydromet processing technologies, an industrial and employment benefits program for the Voisey's Bay property, a timetable for the start and completion of the principal stages of the Voisey's Bay property and other key parts and requirements covering the overall development of the Voisey's Bay property. The definitive agreements set forth certain obligations of VBNC and Inco to construct and operate (i) a demonstration plant in the Province as part of the overall research and development program to test hydromet processing technologies to treat nickel-containing ores or intermediate products from the Voisey's Bay deposits and (ii) subject to technical and economic feasibility pursuant to the terms thereof, a commercial processing facility in the Province by the end of 2011 to treat all of the Voisey's Bay ores or intermediate products to produce finished nickel and other products based upon hydromet processing technologies or, if such technologies do not meet certain technical and/or economic feasibility requirements, as may be determined by one or more agreed upon experts as provided for in such agreements, a conventional refinery for matte processing. Once the demonstration plant is completed and has received intermediate concentrate product(s) produced by the Voisey's Bay property for testing, VBNC and Inco can ship quantities of intermediate product(s) produced by the Voisey's Bay property containing nickel and/or cobalt to Inco's facilities in Ontario and Manitoba for further processing into finished nickel and cobalt products. Shipments of such Voisey's Bay intermediate concentrates are limited to certain maximum aggregate quantities and will end when the construction of the hydromet commercial processing facility is completed. If, however, a conventional matte refinery is constructed, as referred to above, then this facility would be subject to an exemption order that would enable quantities of nickel in concentrate to be shipped out of the Province on an annual basis equivalent to the contained nickel in matte processed in the conventional matte refinery during such year.

Under the definitive agreements, VBNC and Inco will also be required, prior to the cessation of the Voisey's Bay mining operations in the Province, subject to certain exceptions relating to the availability of such external sources, to bring into the Province for further processing at the hydromet or conventional matte processing facility to be constructed in the Province from sources outside the Province, in one or more intermediate forms, quantities of intermediate product, subject to certain annual minimum quantities, containing in total quantities of nickel and cobalt equivalents to what was shipped to Inco's Ontario and Manitoba operations. The definitive agreements also set forth: (1) VBNC's and Inco's commitment to an underground exploration program covering the Voisey's Bay deposits with the objective of discovering sufficient nickel-containing mineral reserves for processing beyond Phase I of the Voisey's Bay property, (2) the terms under which processing of copper intermediate in the Province would be justified, and (3) the Province's commitment to (i) a tax regime that will apply to the Voisey's Bay property, (ii) electric power rates for the Voisey's Bay property, and (iii) the issuance of the necessary permits and authorizations to enable the Voisey's Bay property to proceed. The definitive agreements also provide for programs and arrangements relating to employment and industrial benefits in connection with the construction and related aspects of the Voisey's Bay property. In addition, the definitive agreements include specific sanctions if VBNC and Inco were not to meet certain of its contractual obligations under such agreements, including the effective forfeiture of its lease to conduct mining operations in the Province. All of the conditions to the completion of the definitive agreements, including securing acceptable financing arrangements, completing the feasibility study and the finalization and execution of the tax agreement among the Provincial Government, Inco and VBNC, have been met.

The Voisey's Bay property is located in an area which is subject to recognized aboriginal land claims. Effective July 29, 2002, the Labrador Inuit Association (the ''LIA'') and the Innu of Labrador, represented by the Innu Nation, ratified agreements with Inco and VBNC with respect to: (1) certain payments to be made to each of the LIA and Innu Nation by VBNC over the life of the project, (2) programs related to training, employment and business opportunities to be created for the LIA and Innu Nation, and (3) the participation of each of the LIA and Innu Nation in environmental and certain other programs and procedures relating to the Voisey's Bay property.

The LIA land claim has been concluded in 2004 and the and Innu Nation continue negotiations with the Government of Canada and the Provincial Government regarding comprehensive land claim agreements.

In June 1995, Archean and DFR amended the Labrador Option Agreement to clarify certain issues and grant Archean a mortgage on certain of the mineral claims and licenses covering the Voisey's Bay property securing the

payment of the Voisey's Bay Royalty granted to it by DFR, under the terms of the Labrador Option Agreement. On July 10, 2003, Archean transferred and assigned the Voisey's Bay Royalty to LNRLP.

Accessibility, Climate, Local Resource, Infrastructure and Physiography

Recent public statements and project updates by VBNC and Inco indicate that a network of raised-gravel road from the port at Edward's Cove in Anaktalak Bay now provides access to the Voisey's Bay property. Access is also available from an all-weather 1,600 meter gravel-surfaced airstrip. During the shipping season (June to December), the nearest community, Nain, is serviced by coastal freighter.

Northern Labrador represents a transition zone between Arctic and sub-Arctic climates. In the fall and winter seasons, intense, low-pressure weather systems commonly bring gale to storm-force winds and heavy snow to the northern coast of Labrador. Winds tend to be more moderate in summer. The Voisey's Bay area has experienced an average annual total precipitation of approximately 845 mm, comprised of 398 mm of rain and 447 mm of snow. Typical of northern regions of Canada, the coldest months in the Voisey's Bay area are January and February, when daily temperatures average -17°C. July and August are the warmest months, with average temperatures of +10°C. Seasonal extremes range between -39°C and +32°C.

The Main Block is generally sparsely treed with barren highlands to the east and west. A central, north-south trending valley runs throughout, which is well treed, has widely spaced string bogs and is covered by thick overburden. The mountainous region to the west is drained by three brooks, which empty through rocky, steep-sided valleys into Voisey's Bay. Elevations on the Main Block extend from sea level to 175 meters at Discovery Hill and to 225 meters at the Eastern Deeps. Maximum elevations in the area of the Voisey's Bay property are found at Anaktalak Bay, with hills up to 500 meters.

History and Development Plan

What is now the Voisey's Bay property was discovered in September 1993 by Archean, working on behalf of DFR during the course of a regional exploration program. A gossan was discovered at what became known as Discovery Hill that sampled up to 6% Cu and up to 3% Ni. Claims were staked in early 1994 and Archean then performed an initial ground horizontal-loop electromagnetic and magnetometer survey over the Discovery Hill and Ovoid deposits. Drilling began in October 1994. Hole VB94-02 intersected 71 meters grading 2.23% Ni, 1.47% Cu and 0.12% Co. In January 1995, DFR reported the first intersection for the Ovoid deposit: DDH VB95-07 intersected 104.3 meters of massive sulphide. In June 1995, Inco acquired a 25% interest in VBNC and an approximate 7% interest in DFR. Baseline studies were then commenced. In August 1996, Inco acquired the balance of VBNC. VBNC is now a wholly-owned subsidiary of Inco.

By November 1996, VBNC and Inco had selected the smelter and refining complex site for processing concentrates from the Voisey's Bay property. By August 1999, the mine and mill/concentrator area had been released from further environmental assessment. Negotiations with various governmental and aboriginal groups were pursued by VBNC and Inco. In January 1998 negotiations towards a commercial agreement were suspended but in June 2001 the Provincial Government, Inco and VBNC resumed negotiations towards a commercial agreement. The Statement of Principles was agreed upon on June 11, 2002. On October 7, 2002, definitive agreements were signed. On July 29, 2002 separate agreements between the LIA and Innu Nation with VBNC and Inco were ratified and made effective. Construction began in mid-2003 for the mine and concentrator. In August 2004, Inco publicly announced that the schedule for the development of the project will likely be advanced by six months, meaning that commissioning of the facilities in Labrador and Argentia could begin as early as August 2005. Full commercial production is expected to be achieved during the Spring of 2006.

A summary of the drilling program on the Voisey's Bay property is taken from the Inco Report and is summarized in the table below.

Voisey's Bay Summary of Drilling

Period	Purpose	Holes	Meters	Core Size	Assayed Samples
Ovoid / Mini-Ovoid Drilling					
1994-1998	Exploration	108	19,524	NQ	5,523
1995	Metallurgical Bulk Sample	29	4,436	HQ	257
1997	Metallurgical Bulk Sample	34	2,765	PQ	0
1997-1998	Pit Delineation Program	20	1,706	NQ	367
1997	Pit Wall Design	4	704	NQ	0
1997	Soil Testing	8	491	NQ, BQ	0
2002	Metallurgical Bulk Sample	63	6,605	PQ	0
2002	Pit Delineation Program	17	1,690	NQ	991
Total		266	37,957		6,147

Period	Purpose	Holes	Meters	Core Size	Assayed Samples
Southeast Extension Drilling					
1995-1998	Exploration	37	8,236	NQ	3,454
1997	Soil Testing	2	319	NQ, BQ	4
1997	Pit Delineation	3	259	NQ	105
1997	Exploration	5	639	NQ	162
2002	Exploration & Metallurgy	7	1,250	NQ	566
Total		55	10,703		4,291

Regional Geology

The regional geology is dominated by juxtaposed terranes of Archean and Proterozoic gneisses, extensively intruded by suites of troctolitic, gabbroic/anorthositic and granitic plutonic rocks.

The major structural feature in the region is a north-south trending collisional suture, juxtaposing Archean Nain Province gneisses to the east with Lower Proterozoic Churchill Province gneisses to the west. The crustal suture was formed more than 1,800 million years ago.

The next major geological event occurred between 1,350 and 1,290 million years ago, when the area was intruded by massive volumes of magma resulting in the emplacement of widespread, batholithic intrusions. These intrusions, collectively referred to as the Nain Plutonic Suite, include a spectrum of igneous rock types but consist mainly of anorthosite, troctolite, diorite and granite.

The gneisses and intrusive rocks of the Nain Plutonic Suite have been cut by a series of regional east-west lineaments, many of which show significant movement, and some of which cut and displace portions of the Nain Plutonic Suite. Otherwise, there has been no major deformation since the emplacement of the Nain Plutonic Suite. Mafic dikes occupy parts of these east-west structures.

The Voisey's Bay intrusion occurs in three intrusions. The first comprises the large, easterly plunging, troctolite chamber overlying the Eastern Deeps deposit. The second is the troctolite dike, commonly referred to as the "feeder dike" or "conduit". It extends north of the Eastern Deeps deposit as a thin, flat-lying body and then westward, with progressively steeper northerly dips eventually overturning to steep southerly dips. The Ovoid, Mini-Ovoid and Discovery Hill deposits occur in the steep, north-dipping segment while the Reid Brook deposit occurs in the south-dipping portion. The "conduit" ultimately approaches the top of the third body, the Western Deeps troctolite chamber below the Reid Brook deposit at a depth of about 1,000 meters. The feeder dike joins the two chambers.

Mineralization

There are four principal types of sulphide mineralization at Voisey's Bay: massive, leopard-textured, basal breccia, and disseminated in variable troctolite. The last three types are interfingered and cannot be correlated as

distinct units. They have been combined and classified as disseminated sulphide in the geological model for the Ovoid, Mini-Ovoid and Southeast Extension deposits. For the mineral resource estimates, the mineralization has been divided into two domains: massive sulphide and disseminated sulphides. The contact between the massive and disseminated sulphides is sharp with very little inter-fingering.

Current work has divided the Voisey's Bay property into six deposits: Discovery Hill, Eastern Deeps, Mini-Ovoid, Ovoid, Reid Brook, and Southeast Extension. Deposits that occur within the feeder include the Reid Brook, Discovery Hill and the Ovoid/Mini-Ovoid. The Eastern Deeps deposit occurs at the junction of a feeder dike with the Eastern Deeps chamber. The Ovoid and Mini-Ovoid deposits and a portion of the southeast extension deposit constitute the mineralization contained within the proposed open pit for Phase I of the Voisey's Bay property.

The Ovoid and Mini-Ovoid deposits form an elongate, tadpole-shaped feature with a length of 800 meters along a west-northwest axis and a maximum width of 350 meters, narrowing to less than 50 meters at its northwestern end. Toward the western extension of the Ovoid deposit, the deposit becomes more elongate or trough-like in transition to the more dike-like form of the Discovery Hill deposit. This area is known as the Mini-Ovoid deposit. In the southeast corner of the Ovoid deposit, mineralized troctolite and basal breccias extend over a buried ridge of footwall gneiss that separates the Ovoid deposit from the Eastern Deeps deposit. The Southeastern Extension mineralization averages between 50 and 100 meters thick and subcrops at the southeast end of the Ovoid deposit, plunging eastward to a depth of 450 meters.

Nickel distribution in massive sulphide is consistent throughout the Ovoid and Mini-Ovoid deposits. Overall, the massive sulphide is composed of approximately 75% pyrrhotite/troilite, 12% pentlandite, 9% chalcopyrite/cubanite and contains 5% magnetite.

Because cobalt grades are closely correlated with those of nickel, cobalt shows a very similar pattern to nickel. The significant concentration of cobalt in pentlandite suggests that nearly all cobalt occurs in this mineral.

Copper grades are considerably more variable than those of nickel. Copper grades in massive sulphide are highest along the southwest side and central portion and lowest along the west, north and east sides of the Ovoid deposit.

Sampling and Analysis: Security of Samples

Inco has reported that all diamond drill holes were securely boxed at the drill site and transported to the exploration camp via helicopter by Archean and/or VBNC personnel. Geologists would then log the holes recording lithology, descriptive text, structure, sulphide percentages and mineralogy. The data was input into a BORIS™ electronic database that interacts with the sample assay database. A comprehensive training project insured that new personnel followed consistent logging and sampling practices.

All samples were appropriately flagged in the core boxes and a standardized sample labelling protocol was employed with the core split and preserved for future work. Systematic collection of geotechnical data began in July 1995. Data recorded included core recovery, rock quality designation, fracture frequency, characteristics and attitude, point load data, magnetic susceptibility and resistivity. Efforts were made to take duplicate samples for analysis. In 2002, an audit of the database was conducted and no sampling errors were found. In addition, photographs were taken of all core. According to the Inco Report, ''The authors are not aware of any factors in the sampling procedures that could materially impact the accuracy/reliability of the mineral resource and mineral reserve estimates set forth in their report.'' The sample checks have demonstrated that the samples are representative of the mineralization and that there is no bias in the sampling.

Chemical analysis of sample pulps from all phases of diamond drilling at the Ovoid deposit were carried out by Chemex Labs Ltd. (''Chemex'') in Vancouver.

In 1995, Teck Corporation conducted a program of check analyses as part of its work. A total of 200 samples from five holes in the Ovoid deposit previously analyzed by Chemex were re-analyzed by independent assay laboratories. The program conducted by Teck Corporation corroborated Chemex's nickel and copper assays but found a bias in cobalt values. Inco carried out a similar program in 1996 and found a similar bias. The cause of the bias in cobalt analyses was identified and previous results corrected.

Mineral Resources and Reserves

A mineral resource model was completed in January 1998 and upgraded to include the Southeast Extension deposit in April 1999. This mineral resource model formed the basis for the mineral reserve estimate and mine plan used in the Inco March 2003 feasibility study and reported in the Inco Report. The mineral resource estimate has been classified in accordance with the CIM Standards of Mineral Resources and Reserves Definitions and Guidelines as set out in NI 43-101.

The following historical table was taken from the Inco Report:

Voisey's Bay Mineral Resource Estimate

Zone	Tonnes	Ni	Cu	Co	Category
Ovoid/Mini-Ovoid Massive	21,280,000	3.72%	2.17%	0.184%	Measured
Ovoid/Mini-Ovoid Disseminated	8,030,000	1.00%	0.67%	0.055%	Measured
Total Ovoid/Mini-Ovoid(1)	29,310,000	2.97%	1.76%	0.149%	Measured
Southeast Extension(2)	2,600,000	0.81%	0.47%	0.038%	Indicated
Total Measured and Indicated	31,910,000	2.79%	1.65%	0.140%	

Notes:

(1) All the blocks in the model are reported as a mineral resource i.e. no cut-off applied.

(2) Assuming selective mining of 10 x 10 x 5 meter blocks based on a 0.5% Ni cut-off grade.

Inco's calculation of a mineral reserve represents a recovery of 95% of the mineral resource estimate. The open pit deposits used a 10 x 10 x 5 meter high block size.

According to the Inco Report, the assumptions in the table below were only for open pit design used to derive the ultimate pit design as of August 31, 2003.

Inco's Voisey's Bay Economic Parameters for Ultimate Pit Definition

Parameter	Value
Nickel Price	US$3.00/lb
Copper Price	US$0.90/lb
Cobalt Price	US$7.00/lb
Exchange Rate	US$0.66 = CAD$1.00
Mining Cost	$3.34/tonne material
Milling Cost	$13.01/tonne ore
Pit Slope	Hard rock slope angles varied from 43-53°; overburden slopes set at 17°
General and Administrative Costs (including on-site and off-site charges and are generally fixed costs)	$13.33/tonne ore
Mill Recoveries and Concentrate Grades	100% massive sulphide recovery in open pit and a 72.4% recovery of the disseminated sulphide resource. The Total Resource recovered and planned to be sent to the mill is estimated to be 29 million tonnes grading 2.99% Ni, 1.76% Cu and 0.15% Co.
Smelting-Refining-Freight	Includes allowances for penalties for deleterious elements (nickel in the copper concentrate).
Other	Includes an allowance for the net smelter royalty payment to LNRLP and an Inco technical/management fee.

Inco's most recent public data in its 2003 annual report to shareholders states that the Voisey's Bay project involves, as of year end 2003, an estimated Indicated Resource of 54 million tonnes grading 1.53% Ni, 0.70% Cu and

0.09% Co and an estimated Inferred Resource of 16 million tonnes grading 1.60% Ni, 0.80% Cu and 0.10% Co which are to be mined by both open pit and underground methods, in addition to its reported open pit Proven Reserves and Probable Reserves of 30 million tonnes grading 2.85% Ni, 1.68% Cu and 0.14% Co for the Ovoid, Mini-Ovoid and Southeast Extension deposits.

Operations

Mining Operations

According to the Inco Report, the following planned production schedule was used for purposes of mining the Reserves as of August 31, 2003:

Voisey's Bay Proposed Mining Schedule

		Mineral Reserves				Waste		
			Mill Head Grade					
Mining Year	Block NSR Cut-off per tonne	Ore tonnes '000s	Ni-%	Cu-%	Co-%	Rock tonnes '000s	Overburden tonnes '000s	Annual Total tonnes '000s
2003-2005							6,200	6,200
2006	$20.00	1,612	3.35	2.18	0.157	200	1,188	3,000
2007	$15.00	1,944	3.67	2.33	0.172	77	2,579	4,600
2008	$15.00	2,016	3.56	2.22	0.167	418	2,166	4,600
2009	$15.00	2,131	3.33	1.89	0.165	1,441	1,028	4,600
2010	$25.00	2,190	3.25	1.78	0.161	1,579	831	4,600
2011	$25.00	2,190	3.25	1.90	0.160	1,619	2,391	6,200
2012	$35.00	2,190	3.36	1.98	0.154	1,750	2,260	6,200
2013	$32.00	2,400	3.08	1.67	0.156	2,295	1,505	6,200
2014	$13.01	2,625	2.23	1.27	0.119	3,029	546	6,200
2015	$13.01	2,625	2.23	1.29	0.115	2,257	118	5,000
2016	$13.01	2,625	2.23	1.27	0.115	1,375	0	4,000
2017	$13.01	2,554	2.30	1.36	0.119	1,446	0	4,000
2018	$13.01	2,595	2.25	1.35	0.118	1,760	0	4,355
2019	$13.01	722	2.34	1.30	0.123	267	0	989
Total / Average:		30,419	2.85	1.68	0.142	19,513	20,812	70,744

The Ovoid deposit is planned to be mined utilizing conventional open pit methods. According to the Inco Report, VBNC intends to drill on five meter benches, with final walls being double (or quadruple) benched. Material is planned to be loaded into 50 tonne haul trucks using wheel loaders and ore is planned to be hauled to the primary crusher located at the mill. Waste rock and overburden is planned to be hauled and deposited on dumps located within close proximity to the pit.

As of December 9, 2004, VBNC's website (www.vbnc.com) stated: "We currently estimate that a total investment of approximately CAD$3 billion will be made in mining and processing in the Province over the 30-year life of the Voisey's Bay project". This is in contrast with the Inco Report which indicates a mine life of approximately 14 years for Phase I.

Processing

The selected metallurgical process for the concentrate is planned to include conventional crushing, wet grinding and differential flotation, using slaked lime for pH control throughout the circuit, to produce high-grade and middling nickel concentrates and a copper concentrate. It is expected that thickeners and pressure filters will dewater these concentrates to produce damp filter cake for shipment to the property port and beyond. The concentrator plant is planned to commence operations at a feed rate of 6,000 tonnes per day and is planned to be upgraded to 7,200 tonnes per day in the second half of the Ovoid deposit mine life as the ore grade decreases.

The Inco Report estimates total capital costs to be $2.33 billion over the life of the Voisey's Bay project, of which approximately $900 million will be spent on Phase I. The only phase of the Voisey's Bay project that is addressed in great detail in the Inco Report as of August 31, 2003 is Phase I.

Inco estimates, in the Inco Report, that the operating costs per pound of nickel for Phase I of the Voisey's Bay project to be incurred by VBNC are US$0.93/lb Ni net of by-product credits and US$1.65/lb Ni excluding by-product credits. On a cost per tonne of ore basis, the distribution of these on-site costs are presented below.

Voisey's Bay Estimated Operating Costs

Operating Costs	$/Tonne Ore
Mining	8.68
Concentrator	12.60
VBNC General and Administrative	17.33
Owner's Costs	2.14
Freight to Supply Site	4.57
Total Operating Costs	45.32

Inco projected, in the Inco Report, that if the hydromet technology is commercially feasible, the processing costs to be incurred by VBNC over the period of operation of that facility are estimated to be $33.06 per tonne of ore processed.

During Phase I of the Voisey's Bay project, the property is expected to produce two nickel concentrates which will also contain cobalt and which are to be processed at Inco's Sudbury and Thompson operations until the hydromet commercial plant is operational in 2012 and thereafter (Phase II) the property will produce finished nickel and cobalt products, subject to hydromet processing technologies meeting certain technological and/or economic feasibility requirements. Copper concentrate is expected to be produced and sold to companies with copper smelting and refining facilities over the life of the Voisey's Bay project.

According to the Inco Report, over Phase I, the Voisey's Bay mine project is expected to produce an average of 110 million pounds of nickel per year plus 85 million pounds of copper and 5 million pounds of cobalt per year.

The Voisey's Bay Royalty is expected to begin paying during the first quarter of 2006. During the first 13 years of operations of the Voisey's Bay property, the Company projects that its share of the proceeds payable to LNRLP will range from $14.02 to $21.40 million per year, with an average of $16.40 million per year on a pre-tax basis, after withholding of the Labrador mineral royalty tax, and assuming a US$/CAD$ exchange rate of 0.75. The Voisey's Bay Royalty is most sensitive to nickel prices.

The cash flow model in the table below as set out in the Qualifying Report assumes different prices from those set out in the Inco Report.

Voisey's Bay Property Cash Flow (calculated with respect to the Company's indirect 2.7% interest) taken from the Qualifying Report

		Total or	Pre-production		VBNC Project Start												
	Units	Avg.	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Metal Prices																	
Nickel	US$/lb	4.40	—	—	5.00	5.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00
Copper	US$/lb	1.00	—	—	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Cobalt	US$/lb	15.00	—	—	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00
Ore Treated																	
Tons Processed	kt	29,697	0	0	1,612	1,944	2,016	2,131	2,190	2,190	2,190	2,400	2,625	2,625	2,625	2,554	2,595
Ore Grade																	
Nickel	%	2.86%	0.00%	0.00%	3.35%	3.67%	3.56%	3.33%	3.25%	3.25%	3.36%	3.08%	2.23%	2.23%	2.23%	2.30%	2.25%
Copper	%	1.68%	0.00%	0.00%	2.18%	2.33%	2.22%	1.89%	1.78%	1.90%	1.98%	1.67%	1.27%	1.29%	1.27%	1.36%	1.36%
Cobalt	%	0.14%	0.00%	0.00%	0.16%	0.17%	0.17%	0.17%	0.17%	0.16%	0.15%	0.16%	0.12%	0.12%	0.12%	0.12%	0.12%
Contained Metal																	
Nickel	klb	1,875,397	0	0	119,053	157,287	158,223	156,443	156,912	156,912	162,223	162,964	129,052	129,052	129,052	129,503	128,721
Copper	klb	1,102,445	0	0	77,473	99,858	98,667	88,792	85,940	91,733	95,596	88,360	73, 496	74,653	73,496	76,575	77,805
Cobalt	klb	93,784	0	0	5,686	7,286	7,556	7,987	8,208	7,725	7,435	8,254	6,887	6,655	6,655	6,700	6,751
Process																	
Nickel Concentrate	k dmt	3,864	0	0	241	316	319	321	322	320	329	334	261	280	281	280	261
Copper Concentrate	k dmt	1,313	0	0	92	118	117	106	102	109	114	105	88	89	88	91	93
Tails	k dmt	24,520	0	0	1,279	1,510	1,581	1,705	1,766	1,761	1,747	1,961	2,276	2,256	2,256	2,183	2,240
Total	k dmt	29,697	0	0	1,612	1,944	2,016	2,131	2,190	2,190	2,190	2,400	2,625	2,625	2,625	2,554	2,595
Gross Revenue																	
Nickel Concentrate	US$000	7,993,115	0	0	595,214	790,371	656,832	651,749	652,600	652,307	668,589	677,978	531,061	528,178	528,141	531,421	528,674
Copper Concentrate	US$000	897,795	0	0	63,386	81,677	80,824	72,553	69,950	74,998	78,251	72,072	59,542	60,211	59,361	61,882	63,089
Total	US$000	8,890,910	0	0	658,600	872,048	737,656	724,302	722,551	727,305	746,840	750,051	590,602	588,388	587,502	593,303	591,763
Smelting, Refining, Freight & Marketing Costs																	
Total	US$000	1,487,617	0	0	98,132	129,110	129,457	126,591	126,165	127,294	125,935	124,863	98,259	100,668	100,632	101,364	99,146
Net Smelter Return	US$000	7,403,293	0	0	560,468	742,938	608,199	597,711	596,385	600,010	620,904	625,187	492,343	487,721	486,870	491,939	492,617
NSR Royalty Cash Flow																	
Royalty @ 2.7%	US$000	199,889	0	0	15,133	20,059	16,421	16,138	16,102	16,200	16,764	16,880	13,293	13,168	13,145	13,282	13,301
Costs																	
Acquisition	US$000	135,000	135,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Labrador Tax @ 20%	US$000	39,978	0	0	3,027	4,012	3,284	3,228	3,220	3,240	3,353	3,376	2,659	2,634	2,629	2,656	2,660
Costs	US$000	174,978	135,000	0	3,027	4,012	3,284	3,228	3,220	3,240	3,353	3,376	2,659	2,634	2,629	2,656	2,660
Royalty Cash Flow*	US$000	159,911	(135,000)	0	12,106	16,047	13,137	12,911	12,882	12,960	13,412	13,504	10,635	10,535	10,516	10,626	10,641
	CDN$000	213,215	(180,000)	0	16,141	21,397	17,516	17,214	17,176	17,280	17,882	18,005	14,179	14,046	14,022	14,168	14,187

CDN$1.00 = US$0.75

*For Years 2006-2018 only

Expected Royalty Revenue Sensitivity to Exchange Rate and Nickel Price

Exchange Rate (US/CAD)	2006 Ni Price (US$/Lb)				2007 Ni Price (US$/Lb)			
	$4.00	$5.00	$6.00	$7.00	$4.00	$5.00	$6.00	$7.00
	Revenues (CAD$ millions)				Revenues (CAD$ millions)			
0.75	$13.19	$16.14	$19.10	$22.05	$17.47	$21.40	$25.32	$29.24
0.80	$12.36	$15.13	$17.90	$20.67	$16.38	$20.06	$23.74	$27.42
0.85	$11.64	$14.24	$16.85	$19.45	$15.42	$18.88	$22.34	$25.80
0.90	$10.99	$13.45	$15.91	$18.37	$14.56	$17.83	$21.10	$24.37

Marketing and Sales

The Voisey's Bay property is expected to produce different products during each phase. During Phase I, two nickel concentrates, which will also contain cobalt, and a copper concentrate are expected to be produced. During Phase II, copper and nickel concentrates will continue to be produced and nickel cathode will also be produced, either directly from Voisey's Bay property concentrate using a hydromet process designed by Inco, or from other existing operations of Inco or other smelters, using a conventional nickel refinery. In either case, both the nickel and cobalt metals produced during Phase II will be of suitable quality for use in a wide range of applications.

Exploration

VBNC and Inco continue to explore the Voisey's Bay property and have planned investments to continue both regional surface exploration as well as underground exploration. These efforts are focused on converting the Indicated and Inferred Resources into Reserves status as well as extending known zones and testing additional targets on the property.

WILLIAMS ROYALTY

The following information relating to the Williams gold mine (the "Williams Mine") was taken from information publicly disclosed by Teck Cominco Limited ("Teck Cominco") including Teck Cominco's 2003 annual information form. Teck Cominco has not reviewed this prospectus and takes no responsibility nor assumes any liability for the statements herein. No express or implied representation or warranty has been made by Teck Cominco that the contents of this prospectus are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

The Company owns a 0.25% NSR royalty (the "Williams Royalty") on the Williams Mine in the Township of Bomby, District of Thunderbay, Ontario, Canada, approximately 40 kilometers east of the town of Marathon. The Williams Mine is currently owned and operated equally by Teck Cominco and Homestake Canada Inc., a wholly-owned subsidiary of Barrick Gold Corporation, and is subject to a total 2.25% NSR royalty. The Williams Mine has been operating since the fall of 1985.

The Company acquired the Williams Royalty on August 12, 2003 from an individual for cash consideration of $2,876,722 and the issuance of the Williams Mine Warrants.

The Williams Mine is comprised of 11 patented claims and six leased claims covering approximately 270 hectares. These claims include: TB 32051, TB 32052, TB 32053, TB 32054, TB 32154, TB 32155, TB 32055, TB 32156, TB 32157, TB 32158, and TB 32159.

The Williams Mine lies adjacent to the Trans-Canada Highway in the Hemlo mining district and operates throughout the year. The Williams Mine operates under certificates of approval for industrial wastewater and air, which are administered by the provincial regulatory authorities, and all necessary permits and certificates that are material to the operation are in place. The region has excellent infrastructure for mining, ample professional services and skilled workers. Teck Cominco and Barrick Gold Corporation are accruing funds for future reclamation and also provide financial security as required by governmental authorities.

The Williams Mine has been in continuous production since December 1985 with the following results:

Williams Mine Historical Production

Year	Tonnes Milled ('000)	Gold Grade G/T	Recovery Rate %	Gold Ounces ('000)	Cash Costs[1] US$/Oz
1985	149	N/A	N/A	10	N/A
1986	1,356	5.3	91.7	233	233
1987	1,224	7.6	94.2	281	194
1988	1,542	8.1	94.2	379	194
1989	1,923	8.4	95.0	494	194
1990	2,281	8.5	95.0	594	164
1991	2,185	7.8	95.0	519	174
1992	2,300	7.0	95.4	497	188
1993	2,320	6.9	95.4	492	186
1994	2,303	6.3	95.4	445	191
1995	2,366	5.6	95.0	405	216
1996	2,343	5.7	95.3	411	218
1997	2,409	5.5	94.9	402	224
1998	2,468	5.2	94.7	390	212
1999	2,432	5.7	95.2	424	200
2000	2,497	5.4	95.0	414	192
2001	3,038	4.9	93.1	446	187
2002	3,029	4.4	94.6	405	219
2003[2]	N/A	N/A	N/A	N/A	N/A
2004[2]	N/A	N/A	N/A	N/A	N/A

(1) During this period of time, the definition of cash cost has been standardized. Therefore, the earlier cash costs may not be directly comparable on a year-to-year basis.

(2) During 2003 and 2004, the operator commingled ore from the Williams Mine and the David Bell mine and did not provide data specific to the Williams Mine.

As of December 31, 2003, Teck Cominco reported in its annual report that the Williams Mine hosted underground Proven and Probable Reserves of 10,340,000 tonnes grading 5.13 g/t Au for 1,706,600 ounces of gold. Additional open pit reserves total 19,130,000 tonnes grading 1.65 g/t Au for an additional 1,015,600 ounces of gold. These reserves were calculated using a US$325 per ounce gold price. Measured and Indicated Resources total 11,550,000 tonnes grading 3.93 g/t Au for 1,458,800 ounces of gold at December 31, 2003.

The Williams Mine is primarily an underground operation with some open-pit mining. The underground mine is accessed by a 1,300 meter production shaft and mining is carried out by long hole stoping with delayed cemented rock backfill.

The Williams Mine and the David Bell mine share milling, processing and tailings facilities. Crushed ore is conveyed from the mine head frame to a coarse ore bin. The coarse ore is then conveyed to a two-stage semi-autogenous ball mill run in conjunction with a ball mill. After grinding, the pulp is thickened prior to pre-aeration and leaching for gold extraction by carbon-in-pulp processes. The carbon is then stripped of its gold content and the gold is recovered by electrowinning. Approximately 20% of the gold is recovered by a gravity circuit. The recovered gold is smelted into doré on site and shipped to an outside refinery for processing into bullion.

The Williams mill was initially commissioned at a processing rate of approximately 3,000 tonnes per day and capacity was expanded to 6,000 tonnes per day in late 1988. The Williams mill presently operates at the rate of 9,000 to 10,000 tonnes per day. According to Teck Cominco, the Williams Mine has a remaining mine life of over 10 years.

Tailings water is reclaimed for use in the mill and excess water is treated through a seasonally operated effluent treatment plant prior to discharge into the environment.

Power for the operation at the Williams Mine is taken from the Ontario Hydro grid. Water requirements are sourced from Cedar Creek. Personnel from the Williams Mine live in nearby areas, with the majority living in Marathon, Ontario.

In 2002, a new tertiary grinding circuit was commissioned successfully in the first quarter. This increased the fineness of grind and allowed gold recovery rates to return to historical levels at the current milling rate. The $8 million project was completed in 26 weeks, ahead of schedule and under budget.

Tailings are impounded behind a dam located 1.5 miles from the mine site. Decanted water from the tailings pond is recycled to the plant site and treated to meet rigorous environmental standards.

During the past five years, the Williams Royalty has paid the following amounts:

Williams Mine Royalty Receipts

Year	Royalty Receipts	Gold Price US$/Oz[2]
1999[1]	$378,136	278.57
2000[1]	462,304	279.11
2001[1]	472,721	271.04
2002[1]	490,421	309.68
2003[1]	562,004	363.32
2004[3]	346,583	401.11

(1) Amounts paid to the previous owner. The Company began to receive the Williams Royalty payments in the third quarter of 2003. Of the $562,004 paid in 2003, $238,799 was received by the Company.

(2) Simple average of the annual London Gold P.M. Fix.

(3) For the first nine months of 2004.

OTHER PROPOSED ROYALTY INTERESTS

BHP Billiton Royalty Portfolio

On November 15, 2004, the Company entered into a letter agreement with BHP Billiton World Exploration Inc. ("BHP Billiton") to acquire a portfolio of 22 mineral royalties for a total purchase price of US$1,250,000 dollars, payable one-half in cash and the balance in Common Shares valued at the Offering Price. The portfolio contains various types of royalties on five feasibility-stage and 17 exploration-stage properties being explored for copper, diamonds, gold, molybdenum, non-metallics, nickel, platinoids, silver or zinc. BHP Billiton has agreed to provide the Company with a right of first offer with respect to the Common Shares issued to BHP Billiton for the purchase of the 22 mineral royalties. These properties are located predominantly in Australia and Canada but also are located in Brazil, Burkina Faso, Dominican Republic, Ghana, Mexico, Russia, Tunisia and the United States. A brief description (including the name of the property subject to each royalty) of the royalties to be acquired by the Company from BHP Billiton is provided below.

BHP Billiton Royalties

Property	Location	Royalty	Operator	Status	Commodity
12 Mile Creek	Queensland, Australia	2.5% NSR	Glengarry Resources	Exploration	Cu, Au
Abitibi Extension	Quebec, Canada	2.0% NSR	Eastmain Resources	Exploration	Zn, Cu, Au, Diamonds
Almaden – 1	Oaxaca, Mexico	2.0% NSR	Almaden Minerals	Exploration	Cu, Au
Almaden – 2	Oaxaca, Mexico	1.0% GOR	Almaden Minerals	Exploration	Diamonds, Non-metallic
Belahouro	Burkina Faso	2.5% NSR	Goldbelt Resources	Feasibility	Au
Caber	Quebec, Canada	1.0% NSR	Metco Resources	Feasibility	Zn, Cu, Au, Ag
Eastern Canada Recon	Quebec, Ontario and New Brunswick, Canada	3.0% NSR	Eastmain Resources	Exploration	Au, Diamonds

Property	Location	Royalty	Operator	Status	Commodity
Expo	British Columbia, Canada	10.0% NPI	Lumina Copper	Exploration	Cu, Au
Island Mountain (Poorman Creek)	Nevada, United States	2.0% NSR	Gateway Gold	Exploration	Au
Kubi Village	Ghana	3.0% NPI	AngloGold Ashanti	Feasibility	Au
Los Cumani	Dominican Republic	2.0% NSR	Linear Gold	Exploration	Au
Mara Rosa	Goias, Brazil	1.0% NSR	Amarillo Gold	Feasibility	Au, Ag
Pana – 1	Russia	0.75% – 1.0% NSR	Barrick Gold	Exploration	PGM, Ni, Cu
Pana – 2	Russia	0.5% NSR	Barrick Gold	Exploration	PGM, Ni, Cu
Pana – 3	Russia	1.25% – 1.50% NSR	Barrick Gold	Exploration	PGM, Ni, Cu
Qimmiq	Nunavut, Canada	1.0% – 3.0% NSR	Commander Resources	Exploration	Au
Railroad	New Brunswick, Canada	3.0% NSR	Eastmain Resources	Exploration	Zn, Cu, Au, Ag
Selwyn Greenfield	Queensland, Australia	Australian Dollar $1.10/tonne	Selwyn Mines	Exploration	Cu, Au
Tingley Brook	New Brunswick, Canada	3.0% NSR	Eastmain Resources	Exploration	Zn, Cu, Ag, Au
Tropico	Sinaloa, Mexico	2.25% NSR	Almaden Minerals	Exploration	PGM
Trozza	Tunisia	2.5% NSR	Albidon Ltd.	Exploration	Zn, Ag
Ulu	Nunavut, Canada	5.0% NSR	Wolfden Resources	Feasibility	Au

The letter agreement with BHP Billiton provides that in the event a current operator of any of the properties which is subject to a royalty to be acquired from BHP Billiton exercises its buy-down right in respect of all or any part of the royalty, then the purchase price to be paid by the Company to BHP Billiton will be adjusted in accordance with the terms of the letter agreement. Five royalties (Eastern Canada Recon, Kubi Village, Los Cumani, Railroad and Tingley Brook) are subject to buy-down rights.

Certain of the royalties (12 Mile Creek, Almaden-1, Almaden-2, Kubi Village, Los Cumani, Pana-1, Pana-2 and Pana-3) are subject to pre-emptive rights for the benefit of the operators. BHP Billiton has also retained the right to claw-back certain of the royalties (12 Mile Creek, Almaden-1, Almaden-2, Los Cumani and Trozza). Pursuant to the terms of the letter agreement, the Company will be paid compensation equal to twice the purchase price allocated to the particular royalty if the claw-back occurs within five years after the closing date of the purchase of the royalties (or three times such price if the claw-back is exercised more than five years after the closing date of the purchase of the royalties). The letter agreement contemplates that the closing of the purchase of the royalties to be acquired from BHP Billiton will occur concurrent with the closing of this Offering.

Hecla Mining Company Royalty Portfolio

On October 29, 2004, the Company entered into a letter agreement with Hecla Mining Company (''Hecla'') to acquire 14 mineral royalties. The purchase price is US$550,000 payable in Common Shares valued at the Offering Price. Hecla has agreed to provide the Company with a right of first offer with respect to the Common Shares issued to Hecla for the purchase of the 14 mineral royalties.

A brief description (including the name of the property subject to each royalty) of the royalties to be acquired by the Company from Hecla is provided below.

Hecla Mining Company Royalty Portfolio

Property	Location	Royalty	Operator	Status	Commodity
Alto Dorado	Peru	2.5% NSR	Candente Resources	Exploration	Au, Ag
Ambrosia Lake	New Mexico, United States	2.0% GOR	Unknown	Exploration	U
Apex	Utah, United States	3.0% Capped NSR	Unknown	Exploration	Ga, Ge
Clear	Nevada, United States	3.0% NSR	Minefinders Corp.	Exploration	Au
Dottie	Nevada, United States	3.0% NSR	Minefinders Corp.	Exploration	Au
Gutsy	Nevada, United States	3.0% NSR	Minefinders Corp.	Exploration	Au
Liard /Schaft Creek	British Columbia, Canada	3.5% NPR	Teck Cominco	Exploration	Cu, Mo, Au
Longtom /Triple W	Oklahoma, United States	0.0625% Working Interest	Geodome Petroleum	Producer	Oil
Oro Blanco	Arizona, United States	3.0% NSR	Minefinders Corp.	Exploration	Au, Ag
Soledad Mountain	California, United States	Capped Sliding Scale NSR	Golden Queen Mining	Feasibility	Au, Ag
Trenton Canyon	Nevada, United States	3.0% NSR	Newmont Mining	Development	Au
Trenton Canyon	Nevada, United States	10.0% NPI	Newmont Mining	Development	Au
Wheeler 7U-1	Colorado, United States	0.00015672% Working Interest	Texaco Exploration	Producer	Oil
Yellowknife Lithium	Northwest Territories, Canada	2.0% NPR	Erex International	Exploration	Li

The letter agreement with Hecla provides that the closing of the purchase of the royalties must occur no later than June 20, 2005. With the exception of the royalty on the Alto Dorado gold-silver exploration property, which is subject to a buy-back right, none of the royalties to be acquired from Hecla are subject to any pre-emptive right, buy-back right or claw-back right.

A significant royalty in the Hecla portfolio is on the Alto Dorado property located in the Department of La Libertad in northern Peru. The operator, Candente Resources Corporation (''Candente''), has publicly reported that the current land position encompasses 2,400 hectares (6,000 acres) but the royalty also applies to an additional three kilometer area of mutual interest. Candente publicly reported that on June 1, 2002, Candente entered into an agreement with Hecla to acquire a 100% interest in the Alto Dorado property for consideration including a 2.5% NSR royalty. If Candente sells any interest in the Alto Dorado property to another party, 25% of any cash payment or shares of any company (less annual vigencia payments) received as consideration are to be paid to the holder of the royalty if the sale is within the first year, declining to 20% if the sale is in the second year, 15% if the sale is in the third year and 10% if the sale is in the fourth year. The NSR royalty can be reduced from 2.5% to 1.0%, by paying the amount of US$1.5 million. The cash equivalent value of any consideration paid by Candente will be applied to the NSR royalty buy-back right.

Candente has also publicly reported that the Alto Dorado property hosts both high sulphidation gold in volcanics and porphyry gold targets similar to those found at the Pierina and Yanacocha mines located in Peru and is located halfway between the Yanacocha and Pierina mines and 36 kilometers south-southeast of the Alto Chicama property.

The Alto Dorado property has no known Resources or Reserves.

Hunter Exploration Group Royalty Portfolio

On November 25, 2004, the Company entered into three letter agreements with the Hunter Exploration Group (the "Hunter Group") to acquire one half of its interest in mineral royalties on approximately 20 million acres (8.297 million hectares) of prospective diamond exploration lands in Nunavut Territory in the eastern Arctic region of Canada. The Company can acquire an interest in these 16 royalties by issuing $5 million in Common Shares valued at the Offering Price. The royalties to be a acquired from the Hunter Group range from 1.0% to 1.25% GOR. The letter agreements provide that the closing of the purchase of the royalties to be acquired from the Hunter Group will occur concurrent with the closing of this Offering.

A brief description (including the name of the property subject to each royalty) of the royalties to be acquired by the Company from the Hunter Group is provided below.

Hunter Exploration Group Royalty Portfolio

Property	Location	Royalty	Operators	Commodity
Aviat One	Melville Peninsula Nunavut, Canada	1% GOR	Stornoway Diamond BHP Billiton Hunter Exploration	Diamonds
Barrow Lake and North Kellet River	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds
Bear	Coronation Gulf, Nunavut, Canada	1% GOR	Stornoway Diamond Strongbow Exploration	Diamonds
Boothia Peninsula	Boothia Peninsula Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds
Churchilll	Churchill District, Nunavut, Canada	1% GOR	Shear Minerals Stornoway Diamond BHP Billiton	Diamonds
Churchill West	Churchill District, Nunavut, Canada	1% GOR	International Samuel Shear Minerals Stornoway Diamond BHP Billiton	Diamonds
Diva	Coronation Gulf, Nunavut, Canada	1.25% GOR	Stornoway Diamond	Diamonds
Fury, Sarcpa and Gem	Melville Regional Nunavut, Canada	1% GOR	Strongbow Exploration NDT Ventures Hunter Exploration	Diamonds
Hayes River	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds
Jewel	Coronation Gulf, Nunavut, Canada	1% GOR	Stornoway Diamond Strongbow Exploration	Diamonds
Jubilee	Coronation Gulf, Nunavut, Canada	0.5% GOR	Stornoway Diamond International Samule Nordic Diamonds	Diamonds
Melville	Melville Regional, Nunavut, Canada	1% GOR	Strongbow Exploration Stornoway Diamond Hunter Exploration	Diamonds

Property	Location	Royalty	Operators	Commodity
Naniruaq and Qulliq	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration International Samuel Hunter Exploration	Diamonds
Peregrine	Coronation Gulf, Nunavut, Canada	1% GOR	Diamondex Resources Stornoway Diamond	Diamonds
Princess, Marquis & Crown	Coronation Gulf, Nunavut Canada	1% GOR	Stornoway Diamond	Diamonds
Repulse Bay Area	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds

None of the royalties to be acquired from the Hunter Group are subject to pre-emptive or claw-back rights. The following properties are subject to buy-back rights for the benefit of the operator of the property: Bear, Diva, Fury, Sarcpa and Gem, Jewel, Melville Regional, Peregrine, Princess, Marquis & Crown.

According to a news release dated December 12, 2004 of Stornoway Diamond Corporation, exploration has successfully defined six kimberlite pipes on the Aviat properties, all of which are diamondiferous. An additional 22 kimberlite pipes have been discovered on the Churchill property plus two more kimberlite pipes on the Churchill West property. Collectively, more than 150 targets have been identified, many of which will be tested in extensive drilling campaigns planned by the operators during the spring of 2005.

Livermore Royalty Portfolio

On October 8, 2004, the Company signed a letter agreement with John Livermore to acquire his royalty interests on the Pinson gold and the Hasbrouck gold-silver deposits, both located in Nevada, United States. The letter agreement provides that consideration of US$520,000 is to be paid in cash on or before January 7, 2005.

A brief description (including the name of the property subject to each royalty) of the royalties to be acquired by the Company from John Livermore is provided below.

Livermore Royalty Portfolio

Property	Location	Royalty	Operator	Status	Commodity
Hasbrouck Mountain	Nevada, United States	1.5% NSR	Vista Gold Corporation	Feasibility	Au, Ag
Pinson	Nevada, United States	3.0% NSR	Atna Resources	Exploration	Au

Neither of the royalties to be acquired from John Livermore is subject to any buy-down right, claw-back right or pre-emptive right.

According to publicly disclosed information, Atna Resources Ltd. ("Atna"), the operator of the Pinson property, which is located in the Getchell trend of Nevada, is acquiring an initial 70% in the property by spending US$12 million over four years with a commitment to spend US$1.5 million in the first year. Upon Atna's vesting with a 70% interest and delivering a preliminary feasibility study, Barrick Gold Corporation, through its wholly-owned subsidiary, Pinson Mining Company, may elect to: (1) back in to a 70% interest by spending an additional US$30 million on the property over a three year period, or (2) form a 70:30 joint venture, with Atna holding a 70% interest as operator and each party contributing its share of further expenditures, or (3) sell its remaining 30% interest to Atna for US$15 million. Atna intends to explore the potential for the underground development of several known zones of high-grade mineralization that dip below the historic Pinson open pit mines and are believed to potentially host in excess of one million ounces of gold. The drilling of a total of 27 holes, including 20,000 meters of reverse circulation pre-collars and 10,000 feet of core tails, was started in 2004. A news release dated November 22, 2004 issued by Atna disclosed results from seven holes, the best intersection of which was 23.4 meters grading 13.95 grams/ton gold.

B.C. Coal Royalty Portfolio

On December 7, 2004 the Company signed a letter agreement with David Fawcett to acquire 20.3% of a 1% royalty of the FOB (free on board) price of product tonnes produced from the Wolverine and Brazion properties located in north eastern British Columbia. The properties are located in the Liard Mining Division, 10 kilometers northwest of Tumbler Ridge and total five royalty interests. The purchase price is $1,250,000 payable as to $312,500

in cash and the balance in Common Shares valued at the Offering Price. The letter agreement contemplates the closing of the purchase of the royalties to be acquired from David Fawcett will be concurrent with the closing of this Offering but in no event shall be later than March 15, 2005.

A brief description (including the name of the property subject to each royalty) of the royalties to be acquired by the Company from David Fawcett is provided below.

Fawcett Royalty Portfolio

Project	Property	Tenure No.	Hectares	Acres
Wolverine	Mount Speiker	381711 to 381717, 37597, 379598 and 379600	Approx 3,000	Approx 7,413
Wolverine	Perry Creek	379594 to 379596, 379601, 383177 to 383179 and three other licenses under application.	Approx 3,000	Approx 7,413
Wolverine	Hermann	383180 to 383183	Approx 1,200	Approx 2,965
Brazion	Brazion	366054, 366091 to 366093	Approx 1,000	Approx 2,471
Brazion	West Brazion	379579 to 379582 and 379585	Approx 2,500	Approx 6,177

None of the royalties to be acquired from David Fawcett are subject to any buy-down right, claw-back right or pre-emptive right.

According to a technical report dated September 13, 2004 (the "Weir Report") filed in accordance with NI 43-101 on behalf of Western Canadian Coal Corp. and prepared by Weir International Mining Consultants as disclosed in a material change report filed by Western Canadian Coal Corp. at www.sedar.com on October 8, 2004, the following Resource estimates were reported for the Wolverine properties:

In Place Resources Tonnes (Millions)

Zone	Proven	Probable	Total
Perry Creek	18.53	14.20	32.73
EB Trend[1]	—	16.57	16.60
Total	18.53	30.77	49.30

(1) The EB Trend is located on the Mount Speiker property.

Recoverable Tonnes (Millions)

Zone	Thermal Coal – ROM	Thermal Coal – ROM	Metallurgical Coal – Clean	Metallurgical Coal – Clean
Perry Creek	0.27	0.18	17.16	10.93
EB Trend	0.13	0.09	8.07	4.69
Total	0.40	0.27	25.23	15.62

Western Canadian Coal Corp. has not reviewed this prospectus and takes no responsibility nor assumes any liability for the statements herein. No express or implied representation or warranty has been made by Western Canadian Coal Corp. that the contents of this prospectus are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

The operator of the Wolverine properties, Western Canadian Coal Corp., has publicly announced plans to build and operate a mine at Perry Creek in early summer 2006. Western Canadian Coal Corp. has publicly stated that it

expects permits for the anticipated operation by the first half of 2005 and that it expects to sell 1.6 million tonnes of clean metallurgical coal per year starting in 2006. The Wolverine properties have been the subject of a feasibility study completed by Norwest Corporation and Cochrane Engineering. Western Canadian Coal Corp. announced in a press release issued on December 15, 2004 a six year purchase agreement for PCI coal ("pulverized coal injection") from its current operation at Burnt River (which is located on the Brazion property, but is not subject to the Company's proposed mineral royalty) as well as metallurgical coal from its planned operations at Perry Creek.

The following table sets forth the production schedule for Perry Creek and EB Trend properties as reported in the Weir Report (in thousands of tonnes):

Total Production	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Thermal Coal	0	40	44	29	19	23	27	23	28	35	19	7
Metallurgical Coal	0	1,154	1,565	1,595	1,664	1,698	1,697	1,655	1,574	1,345	1,545	1,187
Total Clean Coal	0	1,194	1,609	1,624	1,683	1,721	1,724	1,678	1,602	1,380	1,564	1,194

Information on Royalty Portfolios' Mineral Properties

Based upon public disclosure by the various operators of mineral properties referred to in this section "Other Proposed Royalty Interests": (i) it has been estimated that at least $43 million in exploration and feasibility work will have been conducted on such properties during 2004; (ii) there are approximately 5.9 million ounces of Reserves, 7.3 million ounces of Measured Resources and Indicated Resources and 3.9 million ounces of Inferred Resources on gold exploration properties; and (iii) the total combined area of all mineral properties is greater than 23 million acres.

USE OF PROCEEDS

The net proceeds from the Maximum Offering to the Company, after deducting the Agents' Commission and the estimated expenses of this Offering are expected to be $ • and the net proceeds from the Minimum Offering to the Company, after deducting the Agents' Commission and estimated expenses of this Offering are expected to be $ • , assuming no exercise of the Over-Allotment Option. The Company intends to use all the net proceeds from this Offering and the net proceeds from the Subscription Receipts to acquire royalty interests, to repay any amount drawn on the LOC, to place 18 months of interest payable on the Debentures in escrow and for general working capital purposes as follows:

	Minimum Offering	Maximum Offering
To fund the purchase of the shares of Archean	$152,500,000	$152,500,000
To fund the purchase of the Royalty Portfolios	$ 1,705,000	$ 1,705,000
To repay the LOC	$ •	$ •
Debenture interest to be placed in escrow	$ •	$ •
To fund general working capital	$ •	$ •
Total	$ •	$ •

While the Company intends to spend the net proceeds as stated above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary or desirable.

On August 12, 2003 the Company closed a private placement of 4,400,000 Initial Financing Special Warrants for net proceeds, after commission and expenses, of $3,460,046. The net proceeds of such private placement have been used as follows:

	Amount
Acquisition of the Williams Royalty	$2,876,722
Legal and due diligence costs for the acquisition of the Williams Royalty	$ 84,179
Salaries and benefits	$ 296,950
Professional fees	$ 62,971
Other administrative costs	$ 139,224
Total	$3,460,046

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following sets forth selected consolidated financial information of the Company which has been derived from the consolidated financial statements of the Company and should be read in conjunction with the Company's consolidated financial statements and the related notes thereto, the unaudited pro forma consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and ''Management's Discussion and Analysis''.

Financial Information

The following sets forth selected consolidated financial information of the Company from the audited consolidated financial statements of the Company for the period from the date of incorporation (May 7, 2003) to December 31, 2003, as well as the unaudited consolidated financial statements of the Company for the nine month period ended September 30, 2004.

	Period from May 7, 2003[1] to December 31, 2003	Nine months ended September 30, 2004
	US$	
Statement of Operations		
Royalty revenues	177,885	261,109
Operating loss	(218,913)	(418,617)
Net loss	(213,266)	(415,399)
Basic and Diluted loss per share	(0.03)	(0.05)

(1) Date of incorporation.

	December 31, 2003	September 30, 2004
	US$	
Balance Sheet		
Current assets	324,347	246,114
Royalty interest in mineral property	2,024,720	1,817,003
Total assets	2,359,224	2,096,972
Total liabilities	46,488	107,859
Deficit	(213,266)	(628,665)
Stockholders' equity	2,312,736	1,989,113

Dividend Policy

The Company has not paid any dividends since incorporation. The Company does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is within the discretion of the Company's board of directors and will depend upon an assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis of financial position and results of operations of the Company has been prepared as at December 31, 2004 and should be read in conjunction with the consolidated financial statements of the Company and related notes thereto that appear elsewhere in this prospectus. Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors. See "Forward Looking Statements".

	Period from May 7, 2003 to December 31, 2003	Nine Months ended September 30, 2004	Period from May 7, 2003 to September 30, 2003
		US$	
Statement of Operations			
Royalty revenues	177,885	261,109	65,179
Depreciation and amortization	144,236	210,529	53,696
Gross profit from royalties	33,649	50,580	11,483
General and administrative	252,562	469,197	127,331
Foreign currency gain (loss)	5,647	3,218	(787)
Net loss	(213,266)	(415,399)	(116,635)

Financial Performance

Overall

Although the Company was incorporated on May 7, 2003, the Company did not start incurring expenses until July 1, 2003 and did not start earning royalty revenue until August 1, 2003.

Net loss for the nine months ended September 30, 2004 was US$415,399 or US$0.05 per share compared to a loss of US$213,266 or US$0.03 per share for the period from May 7, 2003 to December 31, 2003. The relative increase in general and administrative expenses for the nine months ended September 30, 2004 was largely the result of US$91,776 in services paid by the issue of special warrants to an employee and a contractor of the Company (the "Consultants' Special Warrants"). Other general and administrative costs increased by US$124,859 during the nine months ended September 30, 2004, primarily resulting from the additional three months of operations during this period. These increased costs during the nine months ended September 30, 2004 were offset by additional gross profit from royalties of US$16,931, primarily as a result of the longer operating period in 2004.

Net loss for the nine months ended September 30, 2004 was US$415,399 or US$0.05 per share compared to a loss of US$116,635 or US$0.02 per share for the period from May 7, 2003 to September 30, 2003. The Company's general and administrative expenses for the nine months ended September 30, 2004 are higher than the expenses for the period from May 7, 2003 to September 30, 2003, largely due to US$91,776 in services paid by the issue of the Consultants' Special Warrants. In addition, the Company's other general and administrative costs increased by US$250,090 as a result of the additional six months of administrative costs in 2004. As a result of an additional seven months of royalty revenue in 2004, gross profit from royalties increased by US$39,097, from US$11,483 during the 2003 period to US$50,580 during the 2004 period.

Nine months ended September 30, 2004 compared to the period from May 7, 2003 to December 31, 2003

During the period ended December 31, 2003, royalty revenues from the Williams Royalty interest represented five months of production compared to the nine month period ended September 30, 2004. The monthly average in 2004 of US$29,012 is lower than the 2003 monthly average of US$35,577 due primarily to the mining of lower grade ores at the Williams Mine during the 2004 period than in the 2003 period. This decrease was offset somewhat by a higher average price of gold (US$400 for the nine months ended September 30, 2004 compared to US$382 for the five months ended December 31, 2003).

Amortization is computed based upon the units of production method over the life of the mineral reserves underlying the property. Monthly depreciation and amortization was US$23,392 during the nine months ended September 30, 2004 compared to US$28,847 during the five months of production ended December 31, 2003. This lower monthly average in the 2004 period is a result of the decrease in the grade of ore mined at the Williams Mine.

General and administrative expenses represent the costs of maintaining the Company's primary office in Denver, Colorado, and a smaller office in Nelson, British Columbia. These costs consist of salaries, professional fees, travel

costs, rent and other administrative costs. The Company did not incur any costs prior to July 1, 2003. The Company's average monthly administrative costs rose from US$42,093 during the six months ended December 31, 2003 to US$52,133 during the nine months ended September 30, 2004. The increase in the monthly average is almost entirely due to a charge of US$91,776 relating to the issue of the Consultants' Special Warrants during 2004.

Nine months ended September 30, 2004 compared to the period from May 7, 2003 to September 30, 2003

Royalty revenues of US$65,179 during the period from May 7, 2003 to September 30, 2003 represents two months of production, for an average of US$32,590, compared to a monthly average for the nine months ended September 30, 2004 of US$29,012. This decrease was primarily due to the mining of lower grade ores at the Williams Mine during the 2004 period than during the 2003 period. This decrease was offset by a higher average price of gold (US$400 for the nine months ended September 30, 2004 compared to US$369 for the two months of production ended September 30, 2003).

Monthly depreciation and amortization was US$23,392 during the nine months ended September 30, 2004 compared to US$26,848 during the two months of production ended September 30, 2003. The decrease during the 2004 period is a result of the decrease in the grade of ore mined at the Williams Mine.

The Company's average monthly general and administrative costs rose from US$42,444 during the three months ended September 30, 2003 to US$52,133 during the nine months ended September 30, 2004. The increase in the monthly average is primarily due to a charge of US$91,776 relating to the issue of the Consultants' Special Warrants in March 2004.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash used in operating activities, before changes to non-cash working capital items was US$113,094 during the nine months ended September 31, 2004 compared to US$69,030 during the period from May 7, 2003 to December 31, 2003, primarily due to the difference in the length of the respective operating periods.

Cash used in operating activities, before changes to non-cash working capital items was US$113,094 during the nine months ended September 31, 2004 compared to US$62,939 during the period from May 7, 2003 to September 30, 2003. In the period ended September 30, 2003, the Company had two months of royalty revenue offset by three months of general and administrative expenses, which negatively affected cash flow from operations in 2003.

Investing Activities

On August 12, 2003, the Company acquired the Williams Royalty from an individual for cash consideration of $2,876,722 and the issuance of the Williams Mine Warrants. The Williams Mine Warrants are exercisable to purchase that number of Common Shares equal to $2,850,000 divided by the Exercise Price (as defined below) at an exercise price per Common Share (the "Exercise Price") which is equal to the lesser of $3.00 and the Offering Price. The Williams Mine Warrants are exercisable for a period of two years after the Trigger Date.

Financing Activities

On August 12, 2003, the Company completed a private placement of 4,400,000 Initial Financing Special Warrants for net proceeds of US$2,497,643. Of these net proceeds, US$2,139,495 (CAD$2,876,722) were used for the acquisition of the Williams Royalty and the balance was used for general operating expenses. Each Initial Financing Special Warrant is exercisable for one Common Share and approximately 0.216 (subject to adjustment if the Offering Price is less than $3.00) of a Financing Warrant for no additional consideration. Each outstanding Initial Financing Special Warrant will be deemed to be exercised five business days after the Trigger Date. Each Financing Warrant, when issued, will be exercisable for one Common Share for a period of two years after the Trigger Date.

During the nine months ended September 30, 2004, the Company deferred US$26,510 of due diligence charges incurred in connection with its proposed acquisition of all of the outstanding shares of Archean.

Cash Resources and Liquidity

The Company's near-term cash requirements are limited to general and administrative expenses and the costs of this Offering (the first 18 months of interest on the Debentures will be placed in escrow). As a royalty company, there are no requirements for capital expenditures other than for the acquisition of additional royalties. Such acquisitions are discretionary in nature and will be consummated through the use of cash, as available, or through the issuance of Common Shares.

In November and December 2004, 1,850,000 Initial Financing Special Warrants were exercised for an equal number of Common Shares and 399,432 Financing Warrants. The 399,432 Financing Warrants were then exercised for an equal number of Common Shares at $3.00 per Common Share, for aggregate proceeds to the Company of $1,198,296. The Company anticipates that these funds, along with the funds raised from this Offering, will be sufficient to cover the cost of acquisition of the outstanding shares of Archean, the Royalty Portfolios, the costs of this Offering, and general and administrative expenses for at least the next two years. In addition, the Company will continue to receive royalty income from the Williams Royalty during 2005. With the commencement of the Voisey's Bay mine and the corresponding revenue to be received from the Voisey's Bay Royalty, anticipated in early 2006, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future.

On ● , 2005, a third party provided the LOC to the Company at an interest rate of ● % per annum and compounded yearly on the amount drawn down on the LOC. The LOC will be payable on the earlier of (a) the Closing and (b) ● , 2006, being the 12 month anniversary of the establishment of the LOC. The Company may prepay and terminate the LOC, without penalty, subject to the Company paying all accrued and unpaid interest and other amounts due under the LOC.

On ● , 2005, the Company issued ● Subscription Receipts in a private placement and raised gross proceeds of ● . Each Subscription Receipt will be exercised upon completion of this Offering for no further consideration for one Unit. Each Unit will be comprised of one Debenture and ● Debenture Shares. If the purchase of all of the shares of Archean by the Company and this Offering are not completed by ● , 2005, the gross proceeds of the Subscription Receipts will be returned to the investors and the Subscription Receipts will be cancelled.

Related Party Transactions

The Company subleases its head office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company. The non-cancellable operating lease provides for minimum annual rent payments of US$24,559 in 2004 and US$4,093 in 2005 with no commitments thereafter. The terms of the sublease are the same as the underlying lease. Rent expense during the period from May 7, 2003 to December 31, 2003 was US$12,322, for the period from May 7, 2003 to September 30, 2003 was US$7,700 and for the nine-months ended September 30, 2004 was US$18,051.

During the period ended December 31, 2003, the Company paid legal fees of $34,501 to Gordon J. Fretwell Law Corp., a law corporation related to one of the Company's directors.

Both of these related party transactions are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

There were no amounts due from or to related parties at December 31, 2003 or at September 30, 2004.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to the underlying royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the

royalty agreements. In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known. For the periods ended December 31, 2003 and September 30, 2004, the Company used actual amounts received to record royalty revenue.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using only proven and probable reserves. Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new Canadian Institute of Chartered Accountants (''CICA'') Handbook Section 3063 ''Impairment of Long-lived Assets'', which the Company adopted effective January 1, 2004. The adoption of this standard had no impact on the comparative consolidated financial statements.

New Accounting Policy

Stock-Based Compensation

Effective January 1, 2004, the Company has adopted the requirements of CICA Handbook Section 3870 ''Stock-Based Compensation and Other Stock-Based Payments'' whereby the fair value of awards to both employees and non-employees are recognized as an expense. The adoption of this policy had no impact on the comparative consolidated financial statements.

Outlook

The Company does not anticipate any significant changes in its operating results during 2005, with the exception of an increase in general and administrative expenses, which are expected to be approximately $2 million annually after this Offering. The increased costs will include listing fees, reporting costs, increased legal and accounting fees and other costs associated with a publicly traded company. All of the current officers of the Company are currently taking reduced salaries, which will be increased to 100% of their designated amounts subsequent to this Offering. Also, the Company anticipates the hiring of additional staff to assist in portfolio management, financial reporting and shareholder relations.

Until the commencement of operations at the Voisey's Bay mine, expected in early 2006, the Company does not anticipate significant changes in royalty revenue. Because the Company has agreed to acquire the shares of Archean instead of a direct interest in the Voisey's Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company's tax liability once payments from the Voisey's Bay Royalty begin. Fluctuations in gold prices and in production output from the Williams Mine will continue to have an impact on the Company's royalty revenues in 2005.

Excess proceeds from this Offering will be invested in short-term, interest bearing securities until they are utilized for the acquisition of other royalty interests. The interest income from those investments will be offset by interest expense on the Debentures.

DESCRIPTION OF SECURITIES

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares of which 5,849,433 Common Shares are outstanding as of the date of this prospectus. In addition, there are currently ● special warrants outstanding, being 2,550,000 Initial Financing Special Warrants, 308,000 Compensation Special Warrants and ● LOC Special Warrants which are exercisable for, among other securities, an aggregate of ● Common Shares for no additional consideration.

There are no special rights or restrictions of any nature attached to the Common Shares. All Common Shares rank equally as to dividends, voting powers and participation in assets or liquidation. Each Common Share carries the right to one vote at all meetings of shareholders of the Company.

Common Shares to be Issued on Proposed Acquisitions

Proposed Acquisition of Archean

In connection with the acquisition of all the outstanding shares of Archean, the Company has agreed to issue that number of Common Shares which have an aggregate value of $27.5 million based on the Offering Price plus an additional one million Common Shares.

Proposed Acquisition of BHP Billiton portfolio

In connection with the acquisition of the BHP Billiton royalty portfolio, the Company has agreed to issue that number of Common Shares which have an aggregate value of US$625,000 based on the Offering Price.

Proposed Acquisition of Hecla Mining Company portfolio

In connection with the acquisition of the Hecla royalty portfolio, the Company has agreed to issue that number of Common Shares which have an aggregate value of US$550,000 based on the Offering Price.

Proposed Acquisition of Hunter Exploration Group portfolio

In connection with the acquisition of the Hunter Group royalty portfolio the Company has agreed to issue that number of Common Shares which have an aggregate value of $5 million based on the Offering Price.

Proposed Acquisition of B.C. Coal Royalty portfolio

In connection with the acquisition of the B.C. Coal royalty portfolio, the Company has agreed to issue that number of Common Shares which have an aggregate value of $937,500 based on the Offering Price.

Debenture Shares

On ● , 2005, the Company issued ● non-transferable Subscription Receipts in a private placement offering and raised gross proceeds of ● . Each Subscription Receipt will be exercised upon completion of this Offering for no further consideration for one Unit. Each Unit will be comprised of one Debenture and ● Debenture Shares. See "General Development of the Business – Debenture Financing by way of Subscription Receipts".

Initial Financing Special Warrants and Financing Warrants

On August 12, 2003, the Company completed a private placement of 4,400,000 Initial Financing Special Warrants at a price of $0.80 per Initial Financing Special Warrant, for gross proceeds of $3,520,000. Each Initial Financing Special Warrant is exercisable for one Common Share and approximately 0.216 (subject to adjustment if the Offering Price is less than $3.00) of a Financing Warrant for no additional consideration. Each outstanding Initial Financing Special Warrant will be deemed to be exercised five business days after the Trigger Date. Each Financing Warrant, when issued, will be exercisable for one Common Share at a price equal to the lesser of $3.00 and the Offering Price for a period of two years after the Trigger Date. As of the date of this prospectus, 1,850,000 Initial Financing Special Warrants have been exercised for 1,850,000 Common Shares and 399,432 Financing Warrants. All 399,432 Financing

Warrants have been exercised for 399,432 Common Shares at an exercise price of $3.00 per Common Share for aggregate proceeds to the Company of $1,198,296. The Commons Shares and the Financing Warrants issued upon the exercise of the Initial Financing Special Warrants are subject to the Pooling Arrangement. See ''Escrowed Shares – Pooling Arrangement''.

Compensation Special Warrants and Compensation Warrants

Haywood Securities Inc., one of the Agents and the agent for the private placement of the Initial Financing Special Warrants, received 308,000 Compensation Special Warrants as partial compensation for acting as agent for such private placement. Each Compensation Special Warrant is exercisable for one Common Share at no additional cost to the holder and will be deemed to be exercised five business days after the Trigger Date. Haywood Securities Inc., as the agent for such private placement, also received 440,000 Compensation Warrants. Each Compensation Warrant is exercisable for one Common Share at a price of $0.80 per Common Share for a period of two years after the Trigger Date.

Williams Mine Warrants

In connection with the acquisition of the Williams Royalty, the Company issued the Williams Mine Warrants. The Williams Mine Warrants are exercisable to purchase that number of Common Shares equal to $2,850,000 divided by the Exercise Price (as defined below) at an exercise price per Common Share (the ''Exercise Price'') which is equal to the lesser of $3.00 and the Offering Price. The Williams Mine Warrants are exercisable for a period of two years after the Trigger Date.

Introducer's Shares

On July 27, 2004, the Company entered into an agreement (the ''Introduction Fee Agreement'') with an individual (the ''Introducer'') who is arm's length to the Company whereby the Introducer agreed to disclose to the Company all information in his possession regarding one or more royalties, mineral claims, concessions, projects, entities, properties or other interests owned or otherwise held by one or more third parties (the ''Royalty Interests'') and to assist in the negotiation of the acquisition of any legal or financial interest in the Royalty Interests on properties located in the United States (collectively the ''U.S. Subject Royalties'').

In the event that the Company acquires a Royalty Interest in all or any portion of the U.S. Subject Royalties within two years of the execution of the Introduction Fee Agreement, the Company is required to pay the Introducer an unspecified fee (the ''Introducer's Fee''). If the Company becomes listed on the TSX or other recognized exchange or quotation system, the Introducer's Fee will be equal to 1.5% of the total consideration paid directly or indirectly by the Company for the Royalty Interest not including any amounts relating to earn-in property expenses, property maintenance expenses, reclamation deposits and expenses and expenses or any other costs incurred in connection with the acquisition, exploration and development of the Royalty Interest by the Company. The Royalty Interests to be acquired by the Company from John Livermore are considered U.S. Subject Royalties and, accordingly, the Introducer is entitled to receive from the Company an Introducer Fee in respect of such Royalty Interests. Such Introducer Fee is equal to US$7,800, which amount will be paid in Common Shares valued at the Offering Price upon the acquisition by the Company from John Livermore of his Royalty Interests on the Pinson gold and Hasbrouck gold-silver deposits. See ''Other Proposed Royalty Interests – Livermore Royalty Portfolio''.

The Common Shares to be issued to the Introducer are referred to herein as the ''Introducer's Shares''.

LOC Special Warrants

In connection with the LOC, the Company has agreed to issue • LOC Special Warrants. The LOC Special Warrants are exercisable for no further consideration no later than the Closing for an aggregate of • Common Shares.

Fully Diluted Share Capital

The following table sets forth the fully diluted share capital of the Company after giving effect to: (i) the issue of Common Shares upon the acquisition of all of the shares of Archean and the Royalty Portfolios, (ii) the exercise of the Subscription Receipts, the Initial Financing Special Warrants, the Financing Warrants, the Compensation Special

Warrants, the Compensation Warrants and the Williams Mine Warrants, (iii) the issue of the Introducer's Shares, (iv) the exercise of the LOC Special Warrants and (v) this Offering.

	Number of Common Shares Issued or Issuable	Percent of Total on Fully Diluted Basis[1]
Common Shares outstanding as of December 31, 2004	5,849,432	●
Common Shares issuable upon the acquisition of Archean	● [2]	●
Common Shares issuable upon the acquisition of the BHP Billiton royalty portfolio	● [3]	●
Common Shares issuable upon the acquisition of the Hecla royalty portfolio	● [4]	●
Common Shares issuable upon the acquisition of the Hunter Group royalty portfolio	● [5]	●
Common Shares issuable upon the acquisition of the B.C. Coal royalty portfolio	● [6]	●
Issue of Debenture Shares	●	●
Common Shares issuable upon the exercise of Initial Financing Special Warrants	2,550,000	●
Common Shares issuable upon the exercise of Financing Warrants	550,568[7]	●
Common Shares issuable upon the exercise of Compensation Special Warrants	308,000	●
Common Shares issuable upon the exercise of Compensation Warrants	440,000	●
Common Shares issuable upon the exercise of Williams Mine Warrants	950,000[7]	●
Issue of Introducer's Shares	● [8]	●
Common Shares issuable upon the exercise of the LOC Special Warrants	●	●
Common Shares issuable pursuant to this Offering[1]	●	●
Total	●	100%

(1) Assuming the Maximum Offering but without giving effect to the exercise of the Over-Allotment Option.
(2) $27.5 million divided by the Offering Price plus one million Common Shares.
(3) US$625,000 divided by the Offering Price.
(4) US$550,000 divided by the Offering Price.
(5) $5 million divided by the Offering Price.
(6) $937,500 divided by the Offering Price.
(7) Assuming the Offering Price is not less than $3.00.
(8) US$7,800 divided by the Offering Price.

There are no assurances that the Financing Warrants, the Compensation Warrants or the Williams Mine Warrants will be exercised in whole or in part.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at December 31, 2003 and September 30, 2004 as reflected in the consolidated financial statements of the Company set out in this prospectus and as at September 30, 2004 after giving effect to this Offering. The following table should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto and the pro forma consolidated financial statements, including the notes thereto, contained elsewhere in this prospectus.

	As at December 31, 2003	As at September 30, 2004	As at September 30, 2004 after giving effect to the Minimum Offering(1)	As at September 30, 2004 after giving effect to the Maximum Offering(2)
Indebtedness				
Debentures	Nil	Nil	●	●
Stockholders' Equity(3)				
Common Shares				
(authorized – unlimited)	$Nil	$Nil	$ ●	$ ●
	(1 Common Share)	(1 Common Share)	(● Common Shares)	(● Common Shares)
Special Warrants	$2,526,002	$2,617,778	●	●
Total Capitalization	$2,526,002	$2,617,778	●	●

(1) After giving effect to the Minimum Offering and after giving effect to (i) the exercise of the Initial Financing Special Warrants, the Compensation Special Warrants, the Subscription Receipts and the LOC Special Warrants, (ii) the issue of Common Shares upon the acquisition of all of the shares of Archean and the Royalty Portfolios and (iii) the issue of the Introducer's Shares, but not after giving effect to the Over-Allotment Option.

(2) After giving effect to the Maximum Offering, and after giving effect to (i) the exercise of the Initial Financing Special Warrants, the Compensation Special Warrants, the Subscription Receipts and the LOC Special Warrants, (ii) the issue of Common Shares upon the acquisition of all of the shares of Archean and the Royalty Portfolios and (iii) the issue of the Introducer's Shares, but not after giving effect to the Over-Allotment Option.

(3) If the Over-Allotment Option is exercised in full, upon completion of the Minimum Offering, the Stockholders' Equity and number of Common Shares issued will be $ ● and ● respectively. If the Over-Allotment Option is exercised in full, upon completion of the Maximum Offering, the Stockholders' Equity and number of Common Shares issued will be $ ● and ● respectively.

OPTIONS TO PURCHASE COMMON SHARES

As of the date of this prospectus and after giving effect to the exercise of the outstanding Initial Financing Special Warrants, the Compensation Special Warrants, the Subscription Receipts and the LOC Special Warrants there are no options or warrants to purchase, or other right to acquire, Common Shares other than the Financing Warrants, the Compensation Warrants and the Williams Mine Warrants.

PRIOR SALES

Since the date of incorporation of the Company, the following securities have been issued by the Company for cash, assets or services to the Company:

Date of Issue	Number of Securities(1)	Price per Security	Aggregate Value of Consideration	Nature of Consideration
May 7, 2003	1 Common Share	$0.0001 per Common Share	$ 0.0001	Cash
August 1, 2003	3,450,000 Founders' Special Warrants(2)	$0.00001 per Founders' Special Warrant	$ 34.50	Cash
August 12, 2003	4,400,000 Initial Financing Special Warrants(3)	$0.80 per Initial Financing Special Warrant	$3,520,000	Cash
August 12, 2003	308,000 Compensation Special Warrants	$0.73 per Compensation Special Warrant	$ 224,520	Services

Date of Issue	Number of Securities[1]	Price per Security	Aggregate Value of Consideration	Nature of Consideration
August 12, 2003	440,000 Compensation Warrants	$0.11 per Compensation Warrant	$ 48,770	Services
August 12, 2003	Williams Mine Warrants[4]	$0.04 per Williams Mine Warrant	$ 39,285	Acquisition of Williams Royalty
March 31, 2004	150,000 Consultants' Special Warrants[2]	$0.80 per Consultants' Special Warrant	$ 120,000	Services
• , 2005	Subscription Receipts	•	•	Cash
• , 2005	LOC Special Warrants	•	•	Services
Total			•	

(1) For a description of each security see "Description of Securities".

(2) "Founders' Special Warrants" means the special warrants issued by the Company on August 1, 2003 to the founding directors and employees of the Company at a nominal cost. On March 31, 2004, the chairman and chief executive officer of the Company agreed to have 150,000 of his Founders' Special Warrants cancelled and re-issued to an employee and a contractor of the Company (the "Consultants' Special Warrants"). All Founders' Special Warrants and Consultants' Special Warrants have been exercised.

(3) In November and December 2004, 1,850,000 Initial Financing Special Warrants were exercised for an equal number of Common Shares and 399,432 Financing Warrants. The 399,432 Financing Warrants were then exercised for an equal number of Common Shares at $3.00 per Common Share, for aggregate proceeds to the Company of $1,198,296.

(4) The Williams Mine Warrants are exercisable for 950,000 Common Shares assuming an Offering Price of not less than $3.00.

PRINCIPAL HOLDER OF SECURITIES

To the knowledge of the directors and senior officers of the Company, after giving effect to (i) the issue of Common Shares upon the acquisition of all the shares of Archean and the Royalty Portfolios, (ii) the exercise of the Initial Financing Special Warrants, the Compensation Special Warrants, the Subscription Receipts and the LOC Special Warrants and (iii) the issue of the Introducer's Shares, no person will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares other than Christopher Verbiski as indicated in the table below.

Name of Shareholder	Number of Common Shares held after Offering and other Common Share Issuances	Percentage of Common Shares held after Offering and other Common Share Issuances	
		Minimum[2][3]	Maximum[4][5]
CHRISTOPHER VERBISKI[1]	•	• %	• %

(1) Mr. Verbiski is a shareholder of Archean and will receive • Common Shares on completion of the acquisition by the Company of all of the shares of Archean. See "Archean and the Voisey's Bay Royalty Interest".

(2) Assuming • Common Shares outstanding.

(3) Assuming the exercise of the Over-Allotment Option, the Financing Warrants, the Compensation Warrants and the William Mines Warrants, Mr. Verbiski will own • % of the outstanding Common Shares on a fully diluted basis.

(4) Assuming • Common Shares outstanding.

(5) Assuming the exercise of the Over-Allotment Option, the Financing Warrants, the Compensation Warrants and the William Mines Warrants, Mr. Verbiski will own • % of the outstanding Common Shares on a fully diluted basis.

ESCROWED SHARES

Escrow Agreement

Certain security holders of the Company will be subject to escrow requirements. The securities owned by these persons will be held in escrow pursuant to an escrow agreement dated • , 2005 (the "Escrow Agreement"), among the Company, the transfer agent for the Common Shares, and those security holders subject to escrow requirements.

The number and percentage of each class of securities of the Company that will be subject to escrow is set out in the following table.

Designation of Class	Number of Securities Held in Escrow[1]	Percentage of Class[2]
Common Shares	•	• %

(1) Where the securities are exercisable for Common Shares, the number indicated is the number of Common Shares which will be issued upon the exercise of such securities.

(2) Assuming (i) the issue of Common Shares upon the acquisition of all of the shares of Archean and the Royalty Portfolios, (ii) the exercise of the Initial Financing Special Warrants, the Compensation Special Warrants, the Subscription Receipts and the LOC Special Warrants and (iii) the issue the Introducer's Shares.

The securities will be released over an 18 month period on the following basis:

(a) ¼ of the escrow securities will be released on the date the Common Shares are listed on the TSX;

(b) ⅓ of the remaining escrow securities will be released six months after the date the Common Shares are listed on the TSX;

(c) ½ of the remaining escrow securities will be released 12 months after the date the Common Shares are listed on the TSX; and

(d) the remaining escrow securities will be released 18 months after the date the Common Shares are listed on the TSX.

Pooling Arrangement

The IPO Agency Agreement provides that certain security holders will be subject to a pooling arrangement (the "Pooling Arrangement") with the Company which will provide for 25% of the securities so held to be released three months after the Closing and a further 25% to be released every three months thereafter. Securities subject to the Pooling Arrangement include Common Shares held by founders of the Company issued upon the exercise of the Founders' Special Warrants and the Common Shares and the Financing Warrants to be issued upon the exercise of the Initial Financing Special Warrants. The Pooling Arrangement will be in addition to any regulatory escrow requirement.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The following table sets forth the name, municipality of residence and position held with the Company and principal occupation of each director and executive officer of the Company. The Company currently has seven directors. Pursuant to the SPA with Christopher Verbiski, Mr. Verbiski may nominate two directors for election to the board of directors of the Company. Mr. Daly is the first nominee put forth by Mr. Verbiski. The second nominee is Colm St. Roch Seviour, current legal counsel to Archean and senior mining partner of the St. John's office of the Atlantic Canada law firm, Stewart McKelvey Stirling Scales. Mr. Seviour will be nominated to stand for election at the next annual meeting of the Company's shareholders.

Name and Municipality of Residence	Position with the Company	Director Since	Principal Occupation
DOUGLAS B. SILVER[4] Littleton, Colorado	Director, Chairman and Chief Executive Officer	2003	Chairman and Chief Executive Officer of the Company
DOUGLAS J. HURST[4] Nelson, British Columbia	Director and President	2003	President of the Company

Name and Municipality of Residence	Position with the Company	Director Since	Principal Occupation
DAVID R. HAMMOND . . . . Highlands Ranch, Colorado	Chief Financial Officer(5)	N/A	Principal Mineral Economist and owner of Hammond International Group (a consulting company) and adjunct lecturer at the University of Denver
GEORGE S. YOUNG(4) . . . . Boulder, Colorado	Director and Vice President	2003	Chief Executive Officer of Palladon Ventures Ltd., MAG Silver Corp. and Fellows Energy Ltd. (exploration companies)
ROBERT W. SCHAFER(1)(2)(3) . . . . . . Salt Lake City, Utah	Director	2003	Chief Executive Officer of Coniagas Mines (a mineral company)
GORDON J. FRETWELL(3) . . . . West Vancouver, British Columbia	Director and Secretary	2003	Securities lawyer at Gordon J. Fretwell Law Corp. (a law corporation)
RENE G. CARRIER(1)(2)(3) . . . . North Vancouver, British Columbia	Director	2003	President of Euro American Capital Corporation (a consulting company)
CHRISTOPHER DALY(1)(2)(3). . . . . St. John's, Newfoundland	Director	2004	Chief Financial Officer of Archean (a mineral company)

(1) Independent director.

(2) Member of the audit committee.

(3) Member of the compensation committee.

(4) Member of the executive committee.

(5) The Company is currently undertaking an executive search for a chief financial officer. Dr. Hammond has agreed to act in the capacity of chief financial officer until such time as the Company has filled the position. Dr. Hammond will then serve in the capacity of Vice President, Strategic Planning.

On completion of the Maximum Offering, the directors and executive officers of the Company, as a group, will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,530,000 Common Shares, representing • % of the Common Shares then outstanding (before giving effect to the exercise of the Over-Allotment Option and not including any Common Shares which may be acquired by any such director or executive officer pursuant to this Offering).

Each director's term of office will expire at the next annual meeting of shareholders of the Company or until his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the articles or by-laws of the Company or he becomes disqualified to act as a director of the Company.

Additional biographical information regarding the directors and executive officers of the Company for the past five years is provided as follows:

Douglas B. Silver, Director, Chairman and Chief Executive Officer. Mr. Silver has a Bachelor of Arts from the University of Vermont and a Masters of Science in Economic Geology from the University of Arizona and is a certified general appraiser. Mr. Silver has 25 years of experience as an active professional in the minerals industries, having served in a variety of capacities, including exploration geologist, business development specialist, mineral economist, corporate advisor and director of investor relations. Mr. Silver has acknowledged expertise in international mineral appraisals, management consulting and strategic planning research and has served as a strategic advisor to small and large mining companies. Prior to and during the past 15 years Mr. Silver has provided management and mineral economic consulting services through his company Balfour Holdings Inc.

Douglas J. Hurst, Director and President. Mr. Hurst has a Bachelor of Science in geology from McMaster University. Mr. Hurst has over 20 years of experience in the mining industry having acted as contract geologist, but primarily as a mining analyst since 1987. He worked with McDermid St. Lawrence and Sprott Securities Inc. between 1987 and 1995 and started to consult as a mining analyst through his company, D.S. Hurst Inc. His duties focused on mining stock exchange market related assignments such as assisting companies and dealers with due diligence, research and corporate finance duties, as well as corporate advice to the mining industry. Mr. Hurst has held directorships with three mining companies since 2000 and is currently a director of two public companies.

David R. Hammond, Chief Financial Officer. Dr. Hammond has a Bachelor of Science and a Masters of Science in geological engineering, a Masters in Business Administration with finance specialization and a Ph.D. in Mineral Economics, the latter from the Colorado School of Mines. He has over 30 years experience in the natural resource industries, with responsibilities in exploration, engineering, financial analysis and planning, commodity market research and business development. He has held staff and management positions with major mining and energy companies such as Atlantic Richfield Corporation, The Anaconda Company, Royal Dutch Petroleum Company and Ladd Petroleum Corporation. Since 1991 he has provided mineral economics consulting services to the international mining industry, focusing on mineral asset valuation and appraisal, mining feasibility studies, due diligence investigations, risk analysis, and commodity market research. From 1997 to 2000 he provided such services as a member of PricewaterhouseCoopers' Global Energy & Mining Group. Dr. Hammond is also an adjunct lecturer in corporate finance at the University of Denver's Daniels College of Business.

George S. Young, Director and Vice President. Mr. Young holds a Bachelor of Science in metallurgical engineering and a law degree from the University of Utah. Mr. Young has over 25 years of experience in mining and natural resource financing and development having performed the duties of metallurgical engineer in the construction and start-up of a new copper smelter. He was also general counsel and a member of management of major mining corporations and utilities. Mr. Young has also fulfilled the role of chief executive officer and president of various publicly traded mining companies. From 1984 to 1988, Mr. Young was general counsel and Acting General Manager of the Intermountain Power Agency; from 1988 to 1990, he was general counsel of Bond International Gold, Inc.; from 1998 to 2002 Mr. Young was in the private practice of law, and since that time has been chief executive officer of Palladon Ventures Ltd., MAG Silver Corp. and Fellows Energy Ltd., all exploration companies.

Robert W. Schafer, Director. Mr. Schafer has a Bachelor of Science and a Masters of Science in geology from Miami University and a Masters of Science in Mineral Economics from the University of Arizona. Mr. Schafer has acknowledged expertise in mineral exploration, managing and supervising exploration budgets and has more than a decade of senior management experience working with some of the world's largest base and precious metal companies. From 1992 to 1996 Mr. Schafer was the U.S. Regional Manager for BHP Minerals Internationals Inc. and from 1996 to 2002 Mr. Schafer was vice-president of Kinross Gold Corporation. Since 2002 Mr. Schafer has held the position of president and chief executive officer of Coniagas Mines Ltd.

Gordon J. Fretwell, Director and Secretary. Mr. Fretwell holds a Bachelor of Commerce and Bachelor of Laws from the University of British Columbia. Mr. Fretwell has been practicing law for over 20 years and over the last approximately 15 years has concentrated in the area of corporate and securities law with an emphasis on the mining sector. Mr. Fretwell is currently practicing law at Gordon J. Fretwell Law Corp.

Rene G. Carrier, Director. Mr. Carrier is a former Vice-President of Pacific International Securities Inc. where he had worked for 10 years until 1991. Since that time Mr. Carrier has been President of Euro American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies. Mr. Carrier is an officer and/or director of various public companies involved in the mining sector and is a director of Chartwell Technologies Inc., a software company.

Christopher Daly, Director. Mr. Daly holds a Bachelor of Commerce from Memorial University and holds the professional designation of Certified Management Accountant. Mr. Daly has been the chief financial officer of Archean for the past nine years but will resign from this position upon the acquisition of all of the shares of Archean by the Company.

Committees of the Board of Directors

Audit Committee

The Company has an audit committee currently consisting of Rene Carrier, Robert Schafer and Christopher Daly, with Mr. Carrier serving as Chairman. All members of the audit committee are independent directors (as defined in Multilateral Instrument 52-110, Audit Committees) of the Company. The audit committee has been established to assist the board of directors of the Company in fulfilling its oversight responsibilities with respect to the following principal areas:

(a) the Company's external audit function including the qualifications, independence, appointment, compensation and oversight of the work of the external auditors;

(b) the Company's accounting and financial reporting requirements;

(c) the Company's reporting of financial information to the public;

(d) the Company's compliance with legal and regulatory requirements;

(e) the Company's risks and risk management policies;

(f) the Company's system of internal controls and management information systems; and

(g) such other functions as are delegated to it by the board of directors of the Company.

Specifically, with respect to the Company's external audit function, the audit committee will assist the board of directors of the Company in fulfilling its oversight responsibilities relating to the quality and integrity of the Company's financial statements, the independent auditors' qualifications and the performance of the Company's independent auditors.

Compensation Committee

The Company has a compensation committee currently consisting of Gordon Fretwell, and independent directors Robert Schafer, Christopher Daly and Rene Carrier, with Mr. Carrier serving as Chairman. The compensation committee will review and approve the salaries and other forms of compensation payable to the executive officers of the Company.

The compensation committee will also establish procedures for the operation of the Company to ensure that ethical standards of behaviour are followed and will ensure that the Company's disclosure is full, complete and continuous.

Executive Committee

The Company has an executive committee currently consisting of Douglas Silver, Douglas Hurst and George Young.

The executive committee carries on the day-to-day management functions of the Company and conducts additional management functions and business of the Company as delegated by the board of directors of the Company. The executive committee has an expenditure authority of up to US$500,000 per single expenditure and a contractual authority for acquisitions of up to a total value of US$2 million per transaction. The purpose of the executive committee is to assure that the Company can proceed more effectively without the necessity of convening a meeting with the entire board of directors of the Company or polling the entire board of directors of the Company.

Corporate Cease Trade Orders or Bankruptcies

None of the directors, officers, or other insiders of the Company is or has been, within the past ten years, a director or officer of any company that, while such person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied such company access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

Other than as described below, none of the directors, officers or other insiders of the Company has:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

An officer of the Company, Douglas J. Hurst, joined the board of directors of International Wayside Cold Mines Ltd. when it was subject to a halt trade order which was in place for longer than 30 days. Trading in the shares was halted on May 11, 2000, Mr. Hurst joined the board of directors on June 6, 2000 and the halt trade order was lifted on June 30, 2000. The former chief financial officer of the Company was the subject of an investigation by the Securities and Exchange Commission with respect to a company unrelated to the Company in the United States which matter has been settled. Such individual resigned as the chief financial officer of the Company on December 14, 2004.

Individual Bankruptcies

None of the directors, officers, or other insiders of the Company has, within the last ten years before the date of the prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Potential Conflicts of Interest

In the opinion of management of the Company, there are no existing or potential conflicts of interest among the Company, its directors, officers or other insiders of the Company, except as disclosed elsewhere in this prospectus. Various officers, directors or other insiders of the Company may be involved in other transactions within the mining industry and may develop other interests outside the Company.

The Company has entered into non-competition or non-disclosure agreements with certain directors, officers and consultants. See ''Executive Compensation – Employment Agreements''.

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table sets forth the compensation paid to or earned by the chief executive officer and the chief financial officer (the ''Named Executive Officers'') of the Company as at September 30, 2004. No executive officer of the Company earned in excess of $150,000 during the period from May 7, 2003 (date of incorporation) to December 31, 2003 or earned in excess of $150,000 during the year ending December 31, 2004.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation		
Name of Principal and Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SAR's Granted (#)	Restricted Shares or Restricted Share Units	All Other Compensation ($)
DOUGLAS B. SILVER	2003[1]	68,651	nil	nil	nil	nil	nil
Chief Executive Officer[4]	2004[2]	101,503	nil	nil	nil	nil	nil
JAMES R. JENSEN	2003[3]	26,922	nil	nil	nil	nil	nil
Chief Financial Officer[4][5]	2004[2]	59,708	nil	40,000	nil	nil	nil

(1) For the period from incorporation (May 7, 2003) to December 31, 2003.

(2) For the nine months ended September 30, 2004.

(3) September 1, 2003 to December 31, 2003.

(4) Although dollar amounts in the table are in Canadian dollars, Messrs. Silver and Jensen are paid in US dollars.

(5) Mr. Jensen resigned as chief financial officer of the Company on December 14, 2004.

Stock Option Plan

The board of directors of the Company adopted a stock option plan on June 8, 2004 (the "Plan") reserving for issuance that number of Common Shares equal to 15% of the outstanding Common Shares on the day on which the Common Shares are listed for trading on the TSX. Under the Plan, the board of directors is authorized to grant incentive stock options to directors, officers, employees and consultants of the Company and its subsidiaries and affiliates entitling them to purchase Common Shares. The purpose of the Plan is to provide the Company with a share-related mechanism to enable the Company to attract, retain and motivate qualified directors, officers, employees and consultants, to reward directors, officers, employees and consultants for their contribution toward the long term goals of the Company, and to enable and encourage such persons to acquire Common Shares as long term investments. Any stock options granted pursuant to the Plan may not be exercised until the Company receives TSX approval for the Plan.

Options granted under the Plan will be granted for a term not to exceed ten years from the date of grant, unless approval for a longer term is received from shareholders and the TSX. All options will terminate on the earlier of the expiry of their term and the date of termination of an optionee's employment, engagement or position as director, if terminated for just cause, otherwise 90 days following termination. Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee's personal representative for up to one year following the death of an optionee.

The maximum number of Common Shares to be reserved for issuance to insiders upon the exercise of options granted under the Plan may not exceed 10% of the number of outstanding Common Shares at any given time. The number of Common Shares reserved for issuance under options granted to any one person during any 12 month period cannot exceed 5% of the number of outstanding Common Shares at any given time.

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, stock dividend, or otherwise, the board of directors shall make adjustments to the Plan and to the options then outstanding with such shareholder and TSX approval as is required, and as the board of directors determines to be appropriate and equitable under the circumstances.

The board of directors may from time to time amend the Plan and the terms and conditions of any option thereafter granted and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in relevant laws, rules or regulations applicable to the Plan, any option or the Common Shares, or for any other purpose which may be permitted by relevant laws, regulations, rules and policies, provided always that pre-clearance is granted by the TSX, shareholder approval is obtained as necessary and any such amendment shall not alter the terms or conditions of any option or impair any right of any option holder pursuant to any option awarded prior to such amendment.

Options Granted to Named Executive Officers

During the period from incorporation (May 7, 2003) to the date of this prospectus, no options were granted to the Named Executive Officers.

Compensation of Directors

All non-executive directors of the Company will receive the following compensation: (a) $500 per meeting attended personally and $250 per meeting attended by telephone; (b) an annual director's fee of $10,000; (c) accommodation and travel expenses for the purposes of attending board meetings; and (d) stock options as determined by the compensation committee of the board of directors.

Employment Agreements

The Company has entered into employment agreements (collectively the "Employment Agreements") with four executive officers of the Company (the "Executives") as follows:

1. Employment agreement dated January 1, 2004 with Douglas B. Silver.
2. Employment agreement dated January 1, 2004 with Douglas J. Hurst.

3. Employment agreement dated January 1, 2004 with George S. Young.

4. Employment agreement dated December 14, 2004 with David R. Hammond.

Each Employment Agreement is for a five-year term commencing on the date thereof and renewable each year.

Mr. Silver is to be paid an initial annual salary of US$150,000 commencing as of January 1, 2004, provided that until the Company completes this Offering, the salary payable to Mr. Silver is 70% of such amount.

Mr. Hurst is to be paid an initial annual salary of US$130,000 commencing as of January 1, 2004, provided that until the Company completes this Offering, the salary payable to Mr. Hurst is 70% of such amount.

Mr. Young is to be paid an initial annual salary of US$120,000 (based on a 100% full time basis) commencing as of January 1, 2004, provided that until the Company completes this Offering, the salary payable to Mr. Young is 33% of such amount.

Dr. Hammond is to be paid an initial annual salary of US$100,000 (based on a 100% full time basis) commencing as of December 14, 2004, provided that until the Company completes this Offering, the salary payable to Dr. Hammond is 70% of such amount.

The Employment Agreements provide each Executive with group accident, life, disability, medical, dental, health and hospital insurance coverage and include an allowance of at least US$500.00 a year to be paid by the Company toward any ''co-pay'' amounts that may be incurred by the Executive, with any balance of such US$500.00 left at the end of the year being paid directly to the Executive. These plans will not be in place until after Closing. The Company is to reimburse all reasonable expenses incurred by each Executive in the performance of his duties provided that such Executive provides the Company with a written expense account with respect to each calendar month.

The Executives are entitled to participate in all employee benefits, including participation in the Company's employee pension plan and the Plan, which the Company may from time to time provide its key officers and the Company is required to pay for certain corporate memberships and a car allowance and to provide director's and officer's liability insurance, as appropriate. Each Executive is entitled to three weeks paid vacation during each full year of employment and to paid statutory holidays. Each Executive has the right to take pay in lieu of any unused vacation.

The Executives are eligible for annual bonuses having a value up to the equivalent of their respective annual salaries, as recommended by the compensation committee of the Company and approved by the board of directors of the Company.

In the event of a change of control of the Company, the Executive shall continue to serve the Company in the same capacity and have the same authority as on the date immediately prior to the change of control. A change of control will be deemed to have occurred when (a) a person other than the current control person, as such term is defined in the *Securities Act* (Ontario) becomes a control person and/or a ''change of control'' as defined in the *Securities Act* (Ontario) occurs, or (b) a majority of directors elected at any annual or special meeting of the shareholders of the Company are not individuals nominated by the Company's then-incumbent board of directors.

Each Executive may terminate his obligations under his Employment Agreement at any time upon providing one month notice in writing to the Company or upon a material breach of any term of the Employment Agreement by the Company if such material breach has not been remedied within 30 days after written notice of the material breach has been delivered by the Executive to the Company. If an Executive's employment is terminated due to such a material breach or within 30 days of a change of control, the Executive is entitled to a severance payment equal to the compensation (including full salary and maximum possible bonus) which would otherwise be payable to the Executive during the balance of any unexpired term. In no event will such severance payment be less than three times the amount payable to the Executive for the previous fiscal year.

During the term of the Employment Agreements, each Executive may not own or have any direct interest in, act as an agent or consultant of, or assist in any way, any person or entity which is in the business of resource royalties or is otherwise engaged in a business that is substantially similar to and/or competes with the business then engaged in by the Company. An exception to this restriction is existing directorships. However, this restriction does not apply to an Executive's ownership of less than 10% of the publicly traded securities of any competitive entity.

As part of each Employment Agreement, each Executive has also entered into a confidentiality, non-competition and non-disclosure agreement (an "NDA"). Each NDA provides that each Executive agrees to hold in confidence all confidential information and only use such confidential information for the purposes for which it was disclosed to the Executives. The Executives must take such precautions to prevent unauthorized disclosure of any confidential information and may not obtain any interest in any royalty, property or other interest of any nature being evaluated by the Company and which is the subject of any confidential information disclosed to the Executive.

The term of each NDA is for as long as the Executive is a director or employee of the Company and for a period of two years thereafter, unless the status as a director and/or employee is terminated by reason of a change of control of the Company, in which case the term of the NDA shall terminate as of the effective date of the change of control.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or officers of the Company or any of their respective associates or affiliates has been indebted to the Company since the date of incorporation.

PLAN OF DISTRIBUTION

Offering

Pursuant to the IPO Agency Agreement, the Company has appointed the Agents to act as agents to offer for sale to the public, on a best efforts basis, up to a maximum of ● Offered Common Shares and a minimum of ● Offered Common Shares at a price of $ ● per Offered Common Share, subject to the terms and conditions of the IPO Agency Agreement. The Offering Price was determined by negotiation between the Agents and the Company. All subscription proceeds received by the Agents will be held by the Agents pending Closing. This Offering is conditional upon subscriptions for ● Offered Common Shares ($ ●) being received within 90 days after the issuance of a receipt for this prospectus unless the applicable securities regulatory authorities consent to an extension of this Offering period. If subscriptions for the minimum number of Offered Common Shares have not been received within 90 days of the issuance of a receipt for this prospectus, this Offering may not be continued without the consent of each person or company who subscribed on or before such date. If such consents are not obtained, or if for any reason the Closing does not occur, subscription proceeds received will be promptly returned to subscribers without interest thereon or deduction therefrom. This Offering is also conditional upon and shall occur contemporaneously with the acquisition of all the outstanding shares of Archean.

The obligations of the Agents under the IPO Agency Agreement may be terminated at any time before Closing at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated at any time on the occurrence of certain stated events. The Company has agreed to pay the Agents a cash commission equal to 6.5% of the gross proceeds of this Offering. The Company has also agreed to reimburse the Agents for their expenses and legal fees and disbursements incurred in connection with this Offering. The IPO Agency Agreement also provides that the Company will indemnify the Agents against certain liabilities and expenses.

The Agents have been granted an option to cover over-allotments and for market stabilization purposes (the "Over-Allotment Option"), exercisable until the date which is 30 days after the Closing, to purchase on the same terms a number of additional Offered Common Shares equal to up to $12.5 million divided by the Offering Price. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Offered Common Shares to be sold or issued upon the exercise of the Over-Allotment Option.

It is a condition of this Offering that the directors and senior officers of the Company agree not to offer, sell, transfer, or otherwise dispose of any securities of the Company, owned directly or indirectly, by such directors and senior officers for a period of 90 days after the Closing, without the prior written consent of Haywood Securities Inc., one of the Agents.

Additional Qualification

In addition to the Common Shares issuable pursuant to this Offering, this prospectus also qualifies the distribution of the securities described in the table below.

Securities to be Qualified	Amount
Common Shares issuable upon the acquisition of Archean	•
Common Shares issuable upon the acquisition of the BHP Billiton royalty portfolio	•
Common Shares issuable upon the acquisition of the Hecla royalty portfolio	•
Common Shares issuable upon the acquisition of the Hunter Group royalty portfolio	•
Common Shares issuable upon the acquisition of the B.C. Coal royalty portfolio	•
Issue of Debentures	•
Issue of Debenture Shares	•
Common Shares issuable upon the exercise of 2,550,000 Initial Financing Special Warrants	2,550,000
550,568 Financing Warrants issuable upon the exercise of 2,550,000 Initial Financing Special Warrants	550,568
Common Shares issuable upon the exercise of Compensation Special Warrants	308,000
Issue of Introducer's Shares	•
Common Shares issuable upon the exercise of the LOC Special Warrants	•

Conflicts of Interest

The decision to proceed with this Offering was made by Haywood Securities Inc. and GMP Securities Ltd. (collectively the "Lead Agents") and the Lead Agents agreed to act as agents for the Company in connection with this Offering. The Lead Agents participated in the determination of the terms of this Offering and then approached the other Agents and requested that they participate as members of the agency syndicate in connection with this Offering.

As a result of an initial financing of the Company completed in August 2003, the Company is a "connected issuer" and a "related issuer" of Haywood Securities Inc., one of the Agents for purposes of applicable securities laws. Haywood Securities Inc., the directors, officers, employees and affiliates thereof, and the associates of each of them, (collectively the "Professional Group") own or control, as of December 31, 2004, in aggregate, Common Shares representing 21.3% of the then outstanding Common Shares assuming the exercise of the Initial Financing Special Warrants and the Compensation Special Warrants.

Following the completion of this Offering, not including any other Common Shares which may be acquired by any member of the Professional Group pursuant to this Offering and assuming (i) the exercise of the Initial Financing Special Warrants, the Compensation Special Warrants, the Subscription Receipts and the LOC Special Warrants, (ii) the issue of Common Shares upon the acquisition of all the shares of Archean and the Royalty Portfolios and (iii) the issue of the Introducer's Shares, the Professional Group will own or control, in the case of the Maximum Offering, in aggregate, Common Shares representing approximately • % of the then outstanding Common Shares and, in the case of the Minimum Offering, in aggregate, Common Shares representing approximately • % of the then outstanding Common Shares.

The proceeds of this Offering will not be applied for the benefit of Haywood Securities Inc. or any affiliate thereof except to the extent that they receive a pro rata benefit as a holder of securities of the Company and the share of Haywood Securities Inc. of the Agents' Commission.

United States Considerations

The Common Shares have not been and will not be registered under the United States *Securities Act of 1933*, as amended, (the "U.S. Securities Act") or the securities laws of any state, and may not be offered, sold or delivered in the United States unless an exemption from registration is available. The Agents have agreed that except as permitted by the IPO Agency Agreement, they will not offer or sell Common Shares in the United States. The IPO Agency Agreement permits the Agents to arrange for "accredited investors" (as defined in Regulation D under the U.S. Securities Act) to purchase Common Shares from the Company in transactions pursuant to and in compliance with exemptions from registrations under applicable state securities laws.

Until 40 days after the Closing, offers and sales of Common Shares within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is not made in accordance with Rule 144A thereunder.

RISK FACTORS

An investment in the securities of the Company should be considered a highly speculative investment that involves significant risk. Investors should carefully consider all of the information disclosed in this prospectus prior to making an investment in the Company. In addition to the other information presented in this prospectus, the following risk factors should be given special consideration when evaluating an investment in the Company's securities.

Limited History of Operations

The securities are considered speculative primarily due to the nature of the Company's business. The Company has a limited history of performance and earnings.

Reliance on Management

The Company is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of the Company are of key importance. The Company has not obtained ''key man'' insurance for any members of its management.

Government Regulation

The properties on which the Company holds royalty interests or will hold royalty interests are located in multiple legal jurisdictions and political systems. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of the Company and may adversely affect its business.

Limited Access to Data Regarding Operation of Mines

As a royalty holder, the Company neither serves as the mine's operator nor does the Company have any input into how the operations are conducted. As such, the Company has varying access to data on the operations or to the actual properties themselves. This could affect its ability to assess the value of the royalty interest or enhance the royalty's performance. It is difficult or impossible for the Company to ensure that the properties are operated in its best interest. As well, most of the information regarding mining operations provided by the Company in this prospectus was taken from publicly available documents and the Company is unable to verify the accuracy of such information.

The Company's royalty payments may be calculated by the royalty payors in a manner different from the Company's projections. The Company may or may not have rights of audit with respect to such royalty interests.

Permits and Licenses

The mine operations may require licenses and permits from various governmental authorities. There can be no assurance that the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Foreign Currency Fluctuations

The Company's royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results. There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Uncertainty of Exploration Results

Exploration for minerals, precious gems and energy resources is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals or precious gems on lands where the Company holds royalties.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Competition

The mining industry, and more specifically, the royalty business, is intensely competitive and the Company must compete in all aspects of its operations. There are a number of established mining and royalty companies with substantial capabilities and greater financial and technical resources than the Company. The Company may be unable to acquire additional attractive royalties on terms it considers to be acceptable.

Speculative Nature of Mineral Exploration and Mining

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained at all or on terms acceptable to the operator. Although the Company intends to only hold royalty interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

Company Valuation Heavily Dependent on Voisey's Bay Royalty

The Company's valuation is presently heavily weighted with the value of the Voisey's Bay Royalty. The Voisey's Bay Royalty will be very material to the Company's ability to generate revenue. Therefore, the risk associated with the Company's valuation is heightened in the event that the Voisey's Bay property is not developed and placed into operation according to the currently proposed plan.

Discretion of Board as to Use of Proceeds

A portion of the proceeds raised from this Offering will be allocated to general working capital. Accordingly, the board of directors of the Company will have broad discretion as to the use of such proceeds.

Future Funding Requirements

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities. The Company will require new capital to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity which will result in dilution to the Company's shareholders.

Listing Requirements

If the Common Shares become listed on a stock exchange there can be no assurance that the Company will continue to meet the listing requirements of such exchange or achieve listing on any other public listing exchange.

Dividend Policy

Payment of dividends on the Common Shares will be within the discretion of the Company's board of directors and will depend upon the Company's future earnings, its acquisition capital requirements and financial state, and other relevant factors. There can be no assurance that the Company will be in a position to issue dividends.

Royalties Subject to Other Rights

Some royalties may be subject to (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty, (ii) pre-emptive rights pursuant to which the operator has the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty to the Company, or (iii) claw back rights pursuant to which the seller of a royalty to the Company has the right to re-acquire the royalty.

Potential Litigation

Potential litigation may arise on a property on which the Company has a royalty (for example litigation between joint venture partners or original property owners). As a royalty holder, the Company will not generally have any influence on the litigation nor will it generally have access to data.

Land Claims

Claims by First Nations in Canada and elsewhere may impact on the operator's ability to conduct activities on a property to the detriment of the Company's royalty interests.

Contractual Interest Only

Royalties may be contractual rather than an interest in land and as such, in the case of receivership or bankruptcy, royalty holders will be treated like any other unsecured creditor. The Voisey's Bay Royalty is a contractual right and is only secured by a mortgage of US$50 million.

Foreign Operations

Foreign operations may be subject to certain limitations including exchange controls, limitations on repatriation of earnings, foreign taxation, foreign environmental laws and enforcement and other similar risks.

Change in Conditions

Royalties are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down.

Limited Disclosure of Information

Some royalties, including the Voisey's Bay Royalty, may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties and as such the Company may not be in a position to publicly disclose non-public information with respect to certain royalties.

Registration

The right to record or register royalties in various registries or mining recorders offices may not necessarily provide any protection to the royalty holder. Accordingly, the royalty holder may be subject to risk from third parties.

Revenue Dependent on Single Royalty

The Company is currently dependent on a single royalty, the Williams Royalty, for revenues until other properties, including the Voisey's Bay property, commence production.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, (''Counsel''), the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the ''Tax Act'') generally applicable to the holding and disposition of (a) Common Shares by a holder who acquires Common Shares in this Offering, and (b) Common Shares and Financing Warrants by a holder who acquires Common Shares and the Financing Warrants upon the exercise or deemed exercise by the holder of Initial Financing Special Warrants of the holder, and who either (i) at all relevant times for purposes of the Tax Act, is resident in Canada, deals at arm's length with and is not affiliated with the Company, the Agents or a subsequent purchaser of the Common Shares and the Financing Warrants and acquires and holds the Common Shares and the Financing Warrants as capital property (a ''Resident Holder''), or (ii) at all relevant times for purposes of the Tax Act, is not resident or deemed to be resident in Canada, deals at arm's length with and is not affiliated with the Company, the Agents or a subsequent purchaser of the Common Shares and the Financing Warrants, acquires and holds the Common Shares and the Financing Warrants as capital property and does not use or hold the Common Shares and the Financing Warrants in the course of carrying on, or otherwise in connection with, a business in Canada, and who has never been a resident of Canada, and has not held or used (and does not hold or use) the Common Shares and the Financing Warrants in connection with a permanent establishment or fixed base in Canada (a ''Non-Resident Holder'').

Generally, the Common Shares and the Financing Warrants will be considered to be capital property to a holder thereof provided that the holder does not use the Common Shares and the Financing Warrants in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders may, in certain circumstances, make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares, and every ''Canadian security'' (as defined in

the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances. Except as otherwise stated, this summary assumes that the Common Shares will at all relevant times be listed on a prescribed stock exchange for purposes of the Tax Act which currently includes the TSX.

This summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), nor is it applicable to any holder of Common Shares or Financing Warrants, an interest in which is a "tax shelter investment" for the purposes of the Tax Act or to Non-Resident Holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder in force at the date hereof, all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and Counsel's understanding of the administrative practices of the Canada Revenue Agency ("CRA") publicly released prior to the date hereof. While this summary assumes that the Tax Proposals will be enacted as currently proposed, no assurance can be given in this respect.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for any Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CRA. This summary does not take into account provincial, territorial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from Canadian federal income tax legislation.

This summary is not intended as legal or tax advice to any particular holder of Common Shares and Financing Warrants and should not be so construed. The tax consequences to any particular holder of Common Shares and Financing Warrants will vary according to that holder's particular circumstances. Each holder should consult the holder's own tax advisor with respect to the tax consequences applicable to the holder's own particular circumstances.

Taxation of Resident Holders

Exercise of Initial Financing Special Warrant

A Resident Holder will not realize any gain or loss upon the exercise or deemed exercise of an Initial Financing Special Warrant. The initial cost to a Resident Holder of a Common Share and of the Financing Warrants acquired upon exercise of an Initial Financing Special Warrant will be determined by allocating the adjusted cost base of the Initial Financing Special Warrant immediately prior to the exercise, plus any associated costs of acquisition, between the Common Share and the Financing Warrants, on a reasonable basis. The Company believes that of the $0.80 original cost of each Initial Financing Special Warrant which is exercised, $0.79 should be allocated to the Common Share acquired upon exercise, and $0.01 should be allocated to the Financing Warrants. The Company's suggested allocation is not binding on the CRA, which may apply a different allocation. The adjusted cost base of each Common Share (Financing Warrant) owned by a Resident Holder at any particular time will be the average cost base of all Common Shares (Financing Warrants) owned by the Resident Holder at that time, including Common Shares (Financing Warrants) acquired upon exercise of Initial Financing Special Warrants.

Dividends

In the case of a Resident Holder who is an individual, any dividends received or deemed to be received on the Common Shares will be required to be included in computing the Resident Holder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations.

Dividends on the Common Shares received or deemed to be received by a Resident Holder that is a corporation will be included in income and normally will be deductible in computing such corporation's taxable income. A Resident Holder that is a "private corporation" or a "subject corporation", as such terms are defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends received or deemed to be

received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income.

Dispositions

A disposition, or a deemed disposition, of a Common Share (or of a Financing Warrant) by a Resident Holder will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share (Financing Warrant), net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share (Financing Warrant) to the Resident Holder. For this purpose, the adjusted cost base to a Resident Holder of a Common Share (Financing Warrant) at any particular time will be determined by averaging the cost of that Common Share (Financing Warrant) with the adjusted cost base of all Common Shares (Financing Warrants) held as capital property at that time by the Resident Holder.

Exercise of Financing Warrant

A Resident Holder will not realize any gain or loss upon the exercise of a Financing Warrant. The initial cost to a Resident Holder of a Common Share acquired upon exercise of a Financing Warrant will be equal to the adjusted cost base of such Financing Warrant immediately prior to the exercise plus the exercise price and any associated costs of the acquisition.

One-half of any capital gain realized by a Resident Holder must be included in computing the Resident Holder's income as a taxable capital gain. One-half of any capital loss realized by a Resident Holder may generally be deducted against taxable capital gains realized in that year, in the three preceding taxation years or in any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. The amount of any capital loss realized by certain Resident Holders may be reduced in certain circumstances by the amount of any dividends, including deemed dividends, which have been received by such holders on the Common Shares, to the extent and in the manner provided for in the Tax Act. A Resident Holder that is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on taxable capital gains. Capital gains realized by a Resident Holder that is an individual may give rise to alternative minimum tax under the Tax Act.

Eligibility for Investment

If issued on the date hereof, the Common Shares and Financing Warrants would, if the Common Shares are listed on a prescribed stock exchange, which currently includes the TSX, be qualified investments under the Tax Act and regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, provided that in the case of the Financing Warrants, the Company deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such plan. In addition, based in part upon information provided by the Company, the Common Shares and the Financing Warrants, if issued on the date hereof, would not as of the date hereof constitute "foreign property" for purposes of Part XI of the Tax Act.

Taxation of Non-Resident Holders

Exercise of Initial Financing Special Warrant

A Non-Resident Holder will not realize any gain or loss upon the exercise or deemed exercise of an Initial Financing Special Warrant. The initial cost to a Non-Resident Holder of a Common Share and of the Financing Warrants acquired upon exercise of an Initial Financing Special Warrant will be determined by allocating the adjusted cost base of the Initial Financing Special Warrant immediately prior to the exercise, plus any associated costs of acquisition, between the Common Share and the Financing Warrants on a reasonable basis. The Company believes that of the $0.80 original cost of each Initial Financing Special Warrant which is exercised, $0.79 should be allocated to the Common Share acquired upon exercise, and $0.01 should be allocated to the Financing Warrants. The Company's suggested allocation is not binding on the CRA, which may apply a different allocation. The adjusted cost base of each Common Share (Financing Warrant) owned by a Non-Resident Holder at any particular time will be the average cost base of all Common Shares (Financing Warrants) owned by the Non-Resident Holder at that time, including Common Shares (Financing Warrants) acquired upon exercise of Initial Financing Special Warrants.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty. Under the

Canada-United States Income Tax Convention (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Company's voting shares).

Dispositions

A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share (or Financing Warrant), nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share (Financing Warrant) constitutes "taxable Canadian property" to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Exercise of Financing Warrant

A Non-Resident Holder will not realize any gain or loss upon the exercise of a Financing Warrant. The initial cost to a Non-Resident Holder of a Common Share acquired upon exercise of a Financing Warrant will be equal to the adjusted cost base of such Financing Warrant immediately prior to the exercise plus any associated costs of acquisition.

A Common Share will be taxable Canadian property to a Non-Resident Holder if, at any time during the 60-month period ending at the time of disposition, the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm's length (or the Non-Resident Holder together with such persons) owned 25% or more of the Company's issued shares of any class or series. In the case of a Non-Resident Holder that is a U.S. Holder to whom Common Shares represent taxable Canadian property, such shares will only be considered treaty-protected property by reason of the Treaty (and no Canadian income tax will be payable under the Tax Act on any capital gain realized on a disposition of such shares in the open market) if the value of such shares is not derived principally from real property situated in Canada (which will include royalty interests in respect of Canadian resource properties).

A Financing Warrant will constitute taxable Canadian property to a Non-Resident Holder where the Common Share which may be acquired on exercise would itself constitute taxable Canadian property to such holder. However, in the case of a Non-Resident Holder that is a U.S. Holder, such warrants will be considered treaty-protected property by reason of the Treaty (and no Canadian income tax will be payable under the Tax Act on any capital gain realized on a disposition of such warrants).

PROMOTER

The Company or its subsidiaries have not had a person or company act as a promoter within the two years immediately preceding the date of this prospectus other than Douglas B. Silver.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings to which the Company or either of its subsidiaries is a party or to which the royalty interests held by, or to be acquired by, the Company is subject, nor are any proceedings known to be contemplated against the Company, either of its subsidiaries or any of such royalty interests except for an action commenced in 1997 in the Supreme Court of Newfoundland and Labrador, Trial Division between Archean and VBNC pursuant to which Archean has claimed against VBNC for:

1. a declaration that VBNC is in breach of the Labrador Option Agreement in failing to settle the form and content of the confidentiality undertaking provided for therein;
2. an order directing VBNC to settle the form and content of the confidentiality undertaking provided for in the Labrador Option Agreement, or an order settling the form and content of the confidentiality undertaking; and
3. damages for breach by VBNC of the Labrador Option Agreement, interest and costs.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company, any other insider of the Company or any associate or affiliate of any of such individuals or companies has any interest in any material transactions in which the Company has participated or in which the Company intends to participate at this time, save and except as disclosed in this prospectus.

AUDITOR

The auditor of the Company is PricewaterhouseCoopers LLP at PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Particulars of Material Contracts

Except for contracts made in the ordinary course of the Company's business, the following are the material contracts entered into by the Company since May 7, 2003 (date of incorporation) or that will be entered into prior to Closing.

1. purchase and sale agreement dated June, 2003 and amended July 31, 2003 between the Company, Jean-Claude Bonhomme and Bonhomme Enterprises, with respect to the purchase of the Williams Royalty (referred to under "General Development of the Business – Acquisition of Williams Royalty" and "Williams Royalty");
2. the share purchase agreement dated August 16, 2004 between Albert Chislett and the Company referred to under "Archean and the Voisey's Bay Royalty Interest";
3. the share purchase agreement dated August 16, 2004 between Christopher Verbiski and the Company referred to under "Archean and the Voisey's Bay Royalty Interest";
4. the letter agreement dated October 8, 2004 between John Livermore and the Company, referred to under "Other Proposed Royalty Interests – Livermore Royalty Portfolio";
5. the letter agreement dated October 29, 2004 between Hecla and the Company referred to under "Other Proposed Royalty Interests – Hecla Mining Company Royalty Portfolio";
6. the letter agreement dated November 15, 2004 between BHP Billiton and the Company referred to under "Other Proposed Royalty Interests – BHP Billiton Royalty Portfolio";
7. the letter agreements each dated November 25, 2004 between the Hunter Group and the Company referred to under "Other Proposed Royalty Interests – Hunter Exploration Group Royalty Portfolio";
8. the letter agreement dated December 7, 2004 between David Fawcett and the Company referred to under "Other Proposed Royalty Interests – B.C. Coal Royalty Portfolio";
9. the IPO Agency Agreement referred to under "Plan of Distribution";
10. the Receipt Agency Agreement referred to under "General Development of the Business – Debenture Financing by way of Subscription Receipts";
11. the transfer agency agreement dated • , 2005, between the Transfer Agent and the Company;
12. the Escrow Agreement referred to under "Escrowed Shares – Escrow Agreement"; and
13. the agreement providing for the Pooling Arrangement referred to under "Escrowed Shares – Pooling Arrangement".

A copy of each material contract and of the Qualifying Report may be inspected at the office of the Company's legal counsel, Fasken Martineau DuMoulin LLP, 66 Wellington Street West, Suite 4200, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario during normal business hours throughout the period of distribution of the securities offered under this prospectus and for a period of 30 days thereafter. A copy of each material contract and the Qualifying Report may also be retrieved from www.sedar.com.

EXPERTS

Certain legal matters relating to this Offering will be passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP and on behalf of the Agents by Fraser Milner Casgrain LLP.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that (i) a holder of an Initial Financing Special Warrant, who acquires a Common Share and a fraction of a Financing Warrant upon the exercise of the Initial Financing Special Warrant, or (ii) a holder of a Compensation Special Warrant, who acquires a Common Share upon the exercise of the Compensation Special Warrant as provided for in this prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of its Initial Financing Special Warrant or Compensation Special Warrant, as the case may be, but also of the private placement transaction pursuant to which the Initial Financing Special Warrant or the Compensation Special Warrant, as the case may be, was initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid to the agent or the Company, as the case may be, on the acquisition of the Initial Financing Special Warrant or the Compensation Special Warrant, as the case may be. In the event such holder is a permitted assignee of the interest of the original Initial Financing Special Warrant subscriber or Compensation Special Warrant subscriber, as the case may be, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original subscriber. The foregoing is in addition to any other right or remedy available to a holder of the Initial Financing Special Warrant or the Compensation Special Warrant, as the case may be, under section 130 of the *Securities Act* (Ontario) or otherwise at law.

GLOSSARY OF NON-GEOLOGICAL TERMS

Certain terms and abbreviations used in this prospectus are defined below:

''**Agents**'' means collectively Haywood Securities Inc., GMP Securities Ltd., Canaccord Capital Corporation, Raymond James Ltd., Salman Partners Inc. and Bolder Investment Partners, Ltd.

''**Agents' Commission**'' means the cash commission to be paid to the Agents equal to 6.5% of the gross proceeds of this Offering.

''**Altius**'' means Altius Resources Inc., a wholly-owned subsidiary of Altius Minerals Corporation.

''**Archean**'' means Archean Resources Ltd.

''**buy-down right**'' means the right of an operator of a property subject to a royalty to buy-back all or a portion of the royalty.

''**claw-back right**'' means the right of a seller of a royalty to the Company to re-acquire the royalty from the Company.

''**Closing**'' means the completion of the sale and issuance of the Offered Common Shares pursuant to this Offering.

''**Common Share**'' means a common share of the Company.

''**Company**'' means International Royalty Corporation.

''**Compensation Special Warrants**'' means the 308,000 special warrants issued by the Company to Haywood Securities Inc., one of the Agents, on August 12, 2003 as partial compensation in connection with the private placement of the Initial Financing Special Warrants.

''**Compensation Warrants**'' means the 440,000 Common Share purchase warrants issued to Haywood Securities Inc., one of the Agents, on August 12, 2003 as partial compensation in connection with the private placement of the Initial Financing Special Warrants.

''**Consultants' Special Warrants**'' has the meaning ascribed thereto set out under ''Prior Sales''.

''**Debentures**'' means the secured debentures in the principal amount of $1 million issuable by the Company on exercise of the Subscription Receipts.

''**Debenture Shares**'' means the Common Shares issuable by the Company on exercise of the Subscription Receipts.

''**DFR**'' means Diamond Fields Resources Inc.

''**Employment Agreements**'' means the agreements entered into on January 1, 2004 between the Company and each of Douglas B. Silver, Douglas J. Hurst and George S. Young and the employment agreement entered into on December 14, 2004 between the Company and David R. Hammond.

''**Escrow Agent**'' means CIBC Mellon Trust Company.

''**Escrow Agreement**'' means the agreement to be entered between the Company, the Escrow Shareholders and the Escrow Agent.

''**Escrow Shareholders**'' means ● .

''**Escrow Shares**'' means ● Common Shares held pursuant to the terms and conditions of the Escrow Agreement.

''**Financing Warrants**'' means the Common Share purchase warrants issuable upon the exercise of the Initial Financing Special Warrants.

''**Founders' Special Warrants**'' means the special warrants issued by the Company on August 1, 2003 to the founding directors and employees of the Company at a nominal cost.

"**FOB**" means "free on board". The FOB price is the sales price of coal loaded in a vessel at the port and excludes freight or shipping costs.

"**Gustavson**" means Gustavson Associates, LLC.

"**Holdco**" means Voisey's Bay Holding Corporation, a wholly-owned subsidiary of Archean.

"**Inco**" means Inco Limited.

"**Inco Report**" means a technical report effective as of August 31, 2003 prepared and filed by Inco in accordance with NI 43-101.

"**Initial Financing Special Warrants**" means the special warrants issued by the Company on August 12, 2003.

"**Insider**" means a director or senior officer of the Company; a director or senior officer of a company that is an insider or subsidiary of the Company; a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company; or the Company itself if it holds any of its own securities.

"**Introducer**" means the individual who has entered into the Introduction Fee Agreement with the Company.

"**Introducer Fee**" means the fee payable by the Company to the Introducer as set out under "Description of Securities – Introducer's Shares".

"**Introducer's Shares**" means the Common Shares to be issued to the Introducer as the Introducer Fee.

"**Introduction Fee Agreement**" means an agreement dated July 27, 2004 between the Company and the Introducer regarding the provision by the Introducer to the Company of information regarding one or more royalties, mineral claims, concessions, projects, entities, properties or other interests owned or otherwise held by one or more third parties and to assist in the negotiation of the acquisition of any legal or financial interest in various royalty portfolios located in the United States.

"**IPO Agency Agreement**" means the agreement dated ● , 2005 between the Company and the Agents with respect to this Offering.

"**Labrador Option Agreement**" means the agreement dated May 18, 1993 and as amended on June 28, 1995 between Archean and DFR.

"**Lead Agents**" means collectively Haywood Securities Inc. and GMP Securities Ltd.

"**LNRLP**" means Labrador Nickel Royalty Limited Partnership.

"**LOC**" means a line of credit of $2 million provided to the Company as set out under "General Description of the Business – Line of Credit".

"**LOC Special Warrants**" means the special warrants to be distributed to ● in connection with the provision of the LOC.

"**Maximum Offering**" means the offering of ● Offered Common Shares for aggregate gross proceeds of $ ● .

"**Minimum Offering**" means the offering of ● Offered Common Shares for aggregate gross proceeds of $ ● .

"**Named Executive Officers**" means the chief executive officer and the chief financial officer of the Company.

"**National Escrow Policy**" means National Policy 46-201 Escrow for Initial Public Offerings.

"**NI 43-101**" means National Instrument 43-101 Standards of Disclosure for Mineral Projects.

"**Offered Common Shares**" means the Common Shares offered under this prospectus at a price of $ ● per Offered Common Share and includes the Over-Allotment Shares.

"**Offering**" means the offering of Offered Common Shares under this prospectus of at a price of $ ● per Offered Common Share.

"**Offering Price**" means $ ● per Common Share.

"**Over-Allotment Option**" means the option granted to the Agents by the Company for the right, exercisable within 30 days after the Closing, to acquire from the Company up to that number of Offered Common Shares equal to $12.5 million at the Offering Price in order to cover over-allotments and for market stabilization purposes, if any.

"**Over-Allotment Shares**" means the Common Shares issuable upon the exercise of the Over-Allotment Option.

"**Plan**" means the Company's stock option plan.

"**pre-emptive right**" means the right of an operator of a property subject to a royalty to exercise a right of first refusal or right of first offer with respect to any proposed sale or assignment of a royalty by a royalty-holder.

"**prospectus**" means the preliminary prospectus, the final prospectus and any amendments thereto of the Company regarding this Offering, as the context requires.

"**Qualifying Report**" means a technical report dated October 29, 2004 and entitled "Independent Technical Report, Voisey's Bay Project Royalty, Labrador, Canada" prepared by Gustavson, at the request of the Company.

"**Receipt Agency Agreement**" means the agreement dated ● , 2005 between the Company and the Agents regarding the private placement of the Subscription Receipts.

"**Royalty Portfolios**" means the five mineral royalty portfolios of approximately 59 royalties described in the section "Other Proposed Royalty Interests" consisting of two producing royalties, six royalties at the development stage, seven royalties at the feasibility stage and 44 royalties at the exploration stage. For the purpose of this definition, "Royalty Portfolios" does not include the Williams Royalty or the Voisey's Bay Royalty.

"**Subscription Receipts**" means the ● non-transferable subscription receipts issued in a private placement by the Company on ● , 2005 at a price of $ ● per Subscription Receipt for aggregate gross proceeds of $ ● .

"**Teck Cominco**" means Teck Cominco Limited.

"**Transfer Agent**" means CIBC Mellon Trust Company, the registrar and transfer agent for the Common Shares.

"**Trigger Date**" means the date on which the Closing occurs and the Common Shares become listed on the Toronto Stock Exchange.

"**TSX**" means the Toronto Stock Exchange.

"**VBNC**" means Voisey's Bay Nickel Company Limited, a wholly-owned subsidiary of Inco.

"**Voisey's Bay Royalty**" means a 3.0% NSR royalty on base metals, precious metals, rare earth metals, elements and other minerals normally subject to net smelter returns with respect to the properties comprising the Voisey's Bay property. Archean is currently entitled to a 90% indirect ownership interest in the Voisey's Bay Royalty and any reference to Archean together with the Voisey's Bay Royalty shall be with respect to such 90% indirect ownership interest, which is in effect a 2.7% NSR royalty on the Voisey's Bay property.

"**Williams Mine**" means the Williams gold mine located near Marathon, Ontario.

"**Williams Mine Warrants**" means the Common Share purchase warrants issued by the Company in connection with the acquisition of the Williams Royalty which are exercisable into that number of Common Shares equal to $2,850,000 divided by the Exercise Price (as defined below) at an exercise price per Common Share (the "Exercise Price") which is equal to the lesser of $3.00 and the Offering Price. The Williams Mine Warrants are exercisable for a period of two years after the Trigger Date.

"**Williams Royalty**" means a 0.25% NSR royalty on the Williams Mine.

GLOSSARY OF GEOLOGICAL TERMS

''**anorthosite**'' means an igneous rock characterized by hosting large plagioclase feldspars and a minimal mafic content.

''**Ag**'' means the chemical symbol for the element silver.

''**Au**'' means the chemical symbol for the element gold.

''**carbon-in-pulp (CIP)**'' is an ore processing method in which gold is leached conventionally from a slurry of gold ores with cyanide in agitated tanks. The leached slurry passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed onto the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.

''**chalcopyrite**'' is an iron copper sulphide mineral with the chemical formula Cu_2S.

''**concentrate**'' is the product of physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.

''**Co**'' means the chemical symbol for the element cobalt.

''**Cu**'' means the chemical symbol for the element copper.

''**cubanite**'' is a copper iron sulphide mineral with the chemical formula $CuFe_2S_3$.

''**dike**'' is a tabular, discordant, intrusive igneous body.

''**diorite**'' is an igneous rock characterized with, a ''salt and pepper'' appearance and is composed primarily of sodium/calcium feldspar and mafic minerals with little or no quartz.

''**electrowinning**'' is a recovery method where deposition of metal on an electrode from electrolysis takes place.

''**faults**'' are (a) a fracture or fracture zone along which there has been displacement of the sides relative to one another parallel to the fracture, (b) a break in the continuity of a body of rock.

''**feasibility study**'' is a detailed study to determine if a property can be mined at a profit and the best way to mine it.

''**flotation**'' is a process by which some mineral particles are induced to become attached to bubbles and float, in an ore and water slurry, so that the valuable minerals are concentrated at the slurry surface and separated form the worthless gangue.

''**Ga**'' means the chemical symbol for the element gallium.

''**gangue**'' is rocks and minerals of no economic value that occur with valuable minerals in an ore.

''**Ge**'' means the chemical symbol for the element germanium.

''**gneiss**'' means a coarse-grained metamorphic rock characterized by alternating bands of unlike minerals, commonly light bands of quartz and feldspar and dark bands of mica and hornblende.

''**GOR**'' means Gross Overriding Royalty Interest and is the right to receive a royalty based on the gross value of the minerals produced with few, if any, deductions therefrom. Usually employed for non-metallic projects.

''**grade**'' means the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (Oz/t). the grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

''**granite**'' is a medium to coarse-grained igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

''**hectares**'' means a square of 100 meters on each side.

"**hydromet**" is a metallurgical operation in which metal is separated from impurities by a process that includes fluid chemistry.

"**igneous**" means a rock formed by the cooling of molten silicate material.

"**intermediate**" means a stage in metal processing where all impurities have not been removed and requires further processing and refining.

"**Indicated Resources**" as defined in NI 43-101 has the meaning ascribed to the term "indicated mineral resource" by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as that definition may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

"**Inferred Resources**" as defined in NI 43-101 has the meaning ascribed to the term "inferred mineral resource" by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as that definition may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

"**intrusive rocks**" means any igneous rock solidified from magma beneath the earth's surface.

"**K**" means the chemical symbol for the element potassium.

"**kimberlite**" are pipe-like volcano sources from deep within the earth under extreme temperatures and pressures. It is the host rock for diamonds and diamond indicator minerals.

"**Li**" means the chemical symbol for the element lithium.

"**mafic**" means an igneous rock composed chiefly of dark iron and manganese silicate minerals and has a dark appearance.

"**magma**" means a naturally occurring molten rock material, generated within the earth and capable of intrusion and extrusion, from which igneous rocks have been derived through solidification and related processes. It may or may not contain suspended solids (such as crystals and rock fragments) and/or gas phases.

"**magnetite**" means a mineral composed of iron and oxygen with the chemical formula Fe_3O_4.

"**massive**" is said of a mineral deposit, especially sulfides, characterized by a great concentration of ore in one place, as opposed to a disseminated or vein-like deposit.

"**matte**" means intermediate processed metal product produced in smelters.

"**Measured Resources**" as defined in NI 43-101 has the meaning ascribed to the term "measured mineral resource" by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as that definition may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

"**metallurgical coal**" means coal with characteristics making it suitable for production of coke that can be used by the iron and steel industry.

"**mineralization**" usually implies minerals of value occurring in rocks.

"**Mo**" means the chemical symbol for the element molybdenum.

"**Ni**" means the chemical symbol for the element nickel.

"**NPI**" means Net Profit Interests: the profits after deduction of expenses.

"**NPI Royalty**" is a passive interest in a resource extraction operation that is determined on the basis of a defined portion of the operation's net profits.

"**NSR**" means Net Smelter Return: the proceeds returned from the smelter and/or refinery to the mine owner.

"**NSR Royalty**" means a royalty paid on a percentage of the NSR. For NSR royalties where smelting and refining are not involved, the NSR royalty is usually calculated as the gross revenues less deductions for transportation, transportation insurance and refining costs.

"**ore**" means a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

"**Pb**" means the chemical symbol for the element lead.

"**PCI**" means "pulverised coal injection" coal, a low grade metallurgical coking coal.

"**pentlandite**" means a nickel-iron sulphide mineral with the chemical formula $(Fe, Ni)_9S_8$.

"**PGM**" means the platinoid group of metals, including but not limited to Palladium, Platinum, Osmium, and Rhenium.

"**Probable Reserve**" means the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"**Proven Reserve**" means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This preliminary feasibility study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"**Reserves**" are a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"**Resources**" as defined in NI 43-101 has the meaning ascribed to the term "mineral resource" by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as that definition may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

"**ROM**" means "run-of-mine" coal, which is the coal produced from the mine before it is separated and any impurities removed.

"**Royalty Interest**" is tied to some production unit such as tonne of concentrate or ounce of gold or silver produced. A common form of royalty interest is based on the net smelter return.

"**sediments**" are composed of the debris resulting from the weathering and breakup of other rocks that have been deposited or carried to the oceans by rivers, or left over from glacial erosion or sometimes from wind action.

"**slurry**" is a mixture of fine ground ore, concentrate, tailings or leach residue with water or other aqueous liquor.

"**smelting**" is an intermediate stage metallurgical process in which metal is separated from impurities by using thermal or chemical separation techniques.

"**Thermal Coal**" means coal with characteristics making it suitable for burning to produce steam for generating electricity.

"**thickener**" is a settlement tank with a bottom ranking mechanism to direct thickened slurry to center bottom discharge and with a top peripheral launder to collect clear overflow liquid. Feed is usually a dilute ore, concentrate or leach residue slurry.

"**troctolite**" is a coarse-grain igneous rock composed predominantly of olivine and feldspar.

"**troilite**" means an iron sulphide mineral with the chemical formula FeS.

"**U**" means the chemical symbol for the element uranium.

"**waste**" is rock which is not ore. Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore. and

"**Zn**" means the chemical symbol for the element zinc.

INDEX TO FINANCIAL STATEMENTS

International Royalty Corporation

Consolidated Financial Statements
December 31, 2003 (Audited) and
September 30, 2004 (Unaudited)
(expressed in U.S. dollars)

INDEPENDENT AUDITORS' REPORT

To the Directors of
INTERNATIONAL ROYALTY CORPORATION

We have audited the consolidated balance sheet of **International Royalty Corporation** as at December 31, 2003 and the consolidated statements of operations, stockholders' equity and cash flows for the period from May 7, 2003 (date of incorporation) to December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the period from May 7, 2003 (date of incorporation) to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.
October 22, 2004
(except for note 12, which is as of • , 2005)

•
Chartered Accountants

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED BALANCE SHEET

(expressed in U.S. dollars)

	December 31, 2003	September 30, 2004
		(Unaudited)
Assets		
Current assets		
Cash	$ 204,038	$ 116,897
Royalty receivable	107,724	83,087
Prepaid expenses and other current assets	12,585	46,130
	324,347	246,114
Royalty interest in mineral property (note 3)	2,024,720	1,817,003
Furniture and equipment (note 4)	10,157	7,345
Deferred expenses	—	26,510
	$2,359,224	$2,096,972
Liabilities		
Current liabilities		
Accounts payable	$ 3,766	$ 86,310
Accrued payroll and other liabilities	42,722	21,549
	46,488	107,859
Stockholders' Equity		
Common stock		
Authorized		
Unlimited common shares without par value		
Issued		
one common share	—	—
Special warrants (note 6)	2,434,078	2,525,854
Warrants (note 6)	91,924	91,924
Deficit	(213,266)	(628,665)
	2,312,736	1,989,113
	$2,359,224	$2,096,972

Nature of operations and going concern (note 1)
Commitments (note 11)
Subsequent events (note 12)

Approved by the Board of Directors

(Signed) Douglas B. Silver
Director

(Signed) Rene G. Carrier
Director

See accompanying notes to the consolidated financial statements.

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

(expressed in U.S. dollars)

	Period from May 7, 2003 to December 31, 2003	Nine months ended September 30, 2004	Period from May 7, 2003 to September 30, 2003
		(Unaudited)	(Unaudited)
Royalty revenues	$ 177,885	$ 261,109	$ 65,179
Expenses			
General and administrative	252,562	469,197	127,331
Depreciation and amortization	144,236	210,529	53,696
	396,798	679,726	181,027
Loss from operations	(218,913)	(418,617)	(115,848)
Foreign currency gain (loss)	5,647	3,218	(787)
Loss for the period	$(213,266)	$(415,399)	$(116,635)
Basic and diluted loss per share (note 7)	$ (0.03)	$ (0.05)	$ (0.02)
Basic and diluted weighted average shares outstanding (note 7)	6,389,193	8,308,000	5,180,082

See accompanying notes to the consolidated financial statements.

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (NOTE 6)

(expressed in U.S. dollars)

	Special warrants		Warrants		Accumulated deficit	Total stockholders' equity
	Number	Amount	Number	Amount		
Founders' special warrants	3,600,000	$ —	—	$ —	$ —	$ —
Williams Mine warrants (note 3)	—	—	—[1]	28,359	—	28,359
Private placement – Initial financing special warrants and financing warrants – net of issuance costs of $237,802	4,400,000	2,274,839	—[1]	28,359	—	2,303,198
Compensation special warrants	308,000	159,239	—	—	—	159,239
Compensation warrants	—	—	440,000	35,206	—	35,206
	8,308,000	2,434,078	440,000	91,924	—	2,526,002
Loss	—	—	—	—	(213,266)	(213,266)
Balance at December 31, 2003	8,308,000	2,434,078	440,000	91,924	(213,266)	2,312,736
Cancellation of founders' special warrants	(150,000)	—	—	—	—	—
Consultants' special warrants granted (Unaudited)	150,000	91,776	—	—	—	91,776
Loss (Unaudited)	—	—	—	—	(415,399)	(415,399)
Balance at September 30, 2004 (Unaudited)	8,308,000	$2,525,854	440,000	$91,924	$(628,665)	$1,989,113

(1) The Williams Mine warrants and the financing warrants portion of the private placement convert to a varying number of common shares based on the value of International Royalty Corporation's initial public offering (see note 6).

See accompanying notes to the consolidated financial statements.

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(expressed in U.S. dollars)

	Period from May 7, 2003 to December 31, 2003	Nine months ended September 30, 2004	Period from May 7, 2003 to September 30, 2003
		(Unaudited)	(Unaudited)
Cash flows from operating activities			
Loss for the period	$ (213,266)	$(415,399)	$ (116,635)
Items not affecting cash			
Depreciation and amortization	144,236	210,529	53,696
Special warrants granted in lieu of compensation	—	91,776	—
(Increase) decrease in royalty receivable	(107,724)	24,637	(65,179)
Increase in prepaid expenses and other current assets	(12,585)	(33,545)	(20,500)
Increase in accounts payable	3,766	82,544	15,504
Increase (decrease) in accrued payroll and other liabilities	42,722	(21,173)	20,510
	(142,851)	(60,631)	(112,604)
Cash flows from investing activities			
Acquisition of royalty interest in mineral property	(2,139,495)	—	(2,139,495)
Purchases of furniture and equipment	(11,259)	—	(11,259)
Increase in deferred expenses	—	(26,510)	—
	(2,150,754)	(26,510)	(2,150,754)
Cash flows from financing activities			
Proceeds from issuance of warrants	2,497,643	—	2,497,643
Increase (decrease) in cash and cash equivalents	204,038	(87,141)	234,285
Cash and cash equivalents – Beginning of period	—	204,038	—
Cash and cash equivalents – End of period	$ 204,038	$ 116,897	$ 234,285
Supplemental disclosure of cash flow information			
Issuance of the Williams Mine warrants in connection with acquisition of royalty interest in mineral property (note 3)	$ 28,359	$ —	$ 28,359
Issuance of compensation – special warrants	$ 159,239	$ —	$ 159,239
Issuance of compensation – warrants	$ 35,206	$ —	$ 35,206

See accompanying notes to the consolidated financial statements.

INTERNATIONAL ROYALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 (Audited) and September 30, 2004 (Unaudited)
(expressed in U.S. dollars)

1 Nature of business and going concern

International Royalty Corporation ("IRC" or the "Company") was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the *Canada Business Corporations Act* on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. Operating activities began on July 1, 2003.

IRC's intent is to pursue royalties owned by individuals as well as royalty portfolios owned by mining companies that may involve multiple commodities. The Company anticipates that its strategy will create a diversified portfolio of royalties ranging from royalties on exploration to production stage properties, and consisting of multiple commodities around the world. Royalty revenue is currently generated from the Williams gold mine located in Ontario, Canada.

At September 30, 2004 the Company has working capital of $138,255 (unaudited) which, the Company believes will be sufficient to meet its planned general and administrative expenses for the coming year. The Company's ability to meet general and administrative costs beyond the next year and to acquire additional royalty interests is dependent on the success of the Company's initial public offering ("IPO") or the Company obtaining additional financing.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and discharging of liabilities in the normal course of operations. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset and liability amounts that might be necessary should the Company be unable to continue as a going concern.

2 Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Interim financial statements

The consolidated balance sheet as of September 30, 2004, the related consolidated statements of operations, stockholders' equity and cash flows for the nine months ended September 30, 2004, and for the period from May 7, 2003 to September 30, 2003, have been prepared without audit. In the opinion of management, all adjustments (which included normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all such periods have been made. The results of operations for the nine months ended September 30, 2004, are not necessarily indicative of the operating results for the full year.

Basis of consolidation and presentation

The consolidated financial statements include the accounts of IRC and its wholly-owned subsidiary, IRC (U.S.) Management Inc. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars.

Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period that the actual amounts are known.

Foreign currency

The United States dollar is the functional currency of IRC and its subsidiary. Although IRC's Williams mine royalty is denominated in Canadian dollars, the price of the underlying mineral, gold, is predominantly quoted and delivered in international markets in United States dollars. This is also the case for most, if not all, of the minerals in which the Company expects to acquire a royalty interest.

Foreign currency transaction gains and losses are included in the results of operations in the period in which they occur. Monetary assets and liabilities are translated to the current exchange rate on the balance sheet date and the resulting gain or loss is included in the results of operations for the period then ended. References to "US$" refers to United States dollars and references to "CAD$" refers to Canadian dollars.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered likely, a valuation allowance is provided.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and interest bearing instruments with maturity dates less than three months at the time of acquisition.

Royalty interest in mineral properties

Royalty interest in mineral properties include acquired royalty interests in production stage, development stage and exploration stage properties. The royalty interests in mineral properties are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. At September 30, 2004, all royalty interests in mineral properties are classified as tangible assets.

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the mineral properties remaining life, using proven and probable reserves. The carrying value of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future. Exploration costs are charged to operations when incurred.

Furniture and equipment

Significant expenditures, which increase the life of the asset, are capitalized and depreciated over the estimated remaining useful life of the asset. The Company initially records furniture and equipment at cost and provides for depreciation over their estimated useful lives ranging from three to seven years, using the straight-line method. Upon retirement or disposition of furniture and equipment, related gains or losses are recorded in operations.

Asset impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063 "Impairment of Long-lived Assets", which the Company adopted effective January 1, 2004. The adoption of this standard had no impact on the financial statements for the periods presented.

Measurement uncertainty

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interest in mineral properties and the assessment of the recoverability of the royalty interest in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in these consolidated financial statements.

Deferred expenses

Deferred expenses comprise legal expenditures relating to the acquisition of the royalty interest in the Voisey's Bay nickel mine (note 3). Once the royalty interest in the Voisey's Bay nickel mine is finalized, the Company intends to capitalize these amounts to the royalty interest in mineral properties.

Stock option plan

On June 8, 2004, the Board of Directors of the Company adopted a stock option plan (the "Plan") pursuant to which the Company may grant incentive stock options to directors, officers, employees of and consultants to the Company and any affiliate of the Company, at the board of director's discretion. The exercise price of any option granted is fixed by the board of directors of the Company when such option is granted.

All options will be non-transferable (except that in the case of an optionee's death, the option may be exercised by the optionee's personal representative until the earlier of the option's expiry date or the first anniversary of the optionee's death). The options expire on the earlier of the expiry date or the date which is 90 days following the day on which the optionee ceases to be a director, officer, employee of or consultant to the Company and any affiliate of the Company. The options will be adjusted in the event of a share consolidation or subdivision or other similar change to the Company's share capital. No options have been granted through September 30, 2004.

Effective January 1, 2004, the Company has adopted the new requirements of CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments whereby the fair value of awards to both employees and non-employees are recognized as an expense.

3 Purchase of royalty interest in mineral property

On August 12, 2003, effective August 1, 2003, IRC completed the purchase of a 0.25% net smelter return royalty in the Williams mine from a private individual. Consideration for the purchase was CAD$2,876,722 and purchase warrants (the "Williams Mine Warrants"). The Williams Mine Warrants are exercisable to purchase, for the lesser of $3.00 per common share or the IPO price per share, CAD$2,850,000 worth of IRC's common shares. The Williams Mine Warrants are exercisable beginning on the date of the IPO until the second anniversary thereof. The Williams Mine Warrants have been valued at $28,359, and are included in royalty interest in mineral property in the December 31, 2003 and September 30, 2004 balance sheets.

The Williams mine is a large gold-producing mine in Canada, located near Marathon, Ontario and operated by a 50/50 joint venture between Teck Cominco Limited and Homestake Canada Inc. (a wholly owned subsidiary of Barrick Gold Corporation). The Williams mine is primarily an underground operation with some open-pit mining, and has been operating since the fall of 1985. At expected production levels, the Williams mine has an estimated life of approximately 10 years.

Royalty interest in mineral property was as follows:

	Cost	Accumulated Amortization	Net
As of December 31, 2003			
Williams mine	$2,167,854	$(143,134)	$2,024,720
As of September 30, 2004 (unaudited)			
Williams mine	$2,167,854	$(350,851)	$1,817,003

During the nine-month period ended September 30, 2004, the Company recorded $207,717 (unaudited) (inception to December 31, 2003 – $143,134) in amortization expense.

4 Furniture and equipment

Office furniture and equipment consisted of the following:

	Cost	Accumulated Depreciation	Net
As of December 31, 2003			
Office furniture and equipment	$11,259	$(1,102)	$10,157
As of September 30, 2004 (unaudited)			
Office furniture and equipment	$11,259	$(3,914)	$ 7,345

During the nine-month period ended September 30, 2004, the Company recorded $2,812 (unaudited) (inception to December 31, 2003 –$1,102) in depreciation expense.

5 Income taxes

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 35.62% to loss before income taxes as follows:

	Period from May 7, 2003 to December 31, 2003	Nine months ended September 30, 2004	Period from May 7, 2003 to September 30, 2003
		(Unaudited)	(Unaudited)
Loss before income taxes	$(213,266)	$(415,399)	$(116,635)
Expected income tax benefit	(75,965)	(147,965)	(41,545)
Less: Change in valuation allowance	75,965	147,965	41,545
Actual income tax expense	$ —	$ —	$ —

At December 31, 2003 and September 30, 2004, IRC has unused Canadian net operating losses of $518,382 and $1,125,293 (unaudited), respectively, which will begin expiring in 2010.

Future tax assets (liabilities) include the following components:

	December 31, 2003	September 30, 2004
		(Unaudited)
Net operating loss carry-forward	$ 184,648	$ 400,829
Royalty interest in mineral property basis	(100,703)	(168,920)
Other	(7,978)	(7,978)
	75,967	223,931
Less: Valuation allowance	(75,967)	(223,931)
Net future tax assets (liabilities)	$ —	$ —

6 Stockholders' equity

Effective August 1, 2003, IRC issued 3,600,000 founders' special warrants ("Founders' Special Warrants") to the founding members of IRC. Each Founders' Special Warrant allows the holder to acquire one common share of IRC for no additional consideration. If the holder does not exercise the Founders' Special Warrants within 5 days after completion of the IPO, they will be deemed to have been exercised immediately prior to that time.

In August 2003, IRC issued the Williams Mine Warrants as partial consideration for the acquisition of the Williams mine royalty interest, discussed in note 3 above. The Williams Mine Warrants have been valued at $28,359.

In August 2003, IRC completed a private placement (the "Private Placement") whereby IRC issued 4,400,000 special warrants ("Initial Financing Special Warrants") at CAD$0.80 each, for gross proceeds of US$2,541,000 (CAD$3,520,000). Each Initial Financing Special Warrant allows the holder to acquire one IRC common share for no additional consideration, and approximately 0.216 of a "Financing Warrant" (assuming an IPO offering price of $3.00 or greater). The Financing Warrant component of the Initial Financing Special Warrants have the same terms and conditions as the Williams Mine Warrants described above and have been valued in total at $28,359. The common share component of the Initial Financing Special Warrants have been valued at $2,274,839.

As compensation for the Private Placement, IRC issued 308,000 Compensation Special Warrants and 440,000 Compensation Warrants to IRC's agent for the Private Placement. Each Compensation Special Warrant allows the holder to acquire one IRC common share for no additional consideration and have been valued in total at $159,239. If the holders do not exercise their Compensation Special Warrants within five days after completion of the IPO, they will be deemed to have been exercised immediately prior to that time. Each Compensation Warrant allows the holder to acquire one IRC common share at a price of CAD$0.80, for a period of two years after the completion of the IPO. The Compensation Warrants have been valued at $35,206.

On March 31, 2004, the chairman and the chief executive officer of the Company agreed to have 150,000 of his Founders' Special Warrants cancelled and re-issued to an employee and a contractor of the Company ("Consultants' Special Warrants"). The transaction was recorded as compensation expense at the fair market value of the Consultants' Special Warrants (CAD$0.80 per Consultants' Special Warrant for a total of CAD$120,000 or US$91,776) on the date of the grant and is included in stockholders equity as of September 30, 2004.

7 Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each year. Diluted earnings per share reflects the effect of all potentially dilutive common stock equivalents. The weighted average number of shares includes the weighted average effect of common shares issuable under the 3,600,000 Founders' Special Warrants, the 4,400,000 Initial Financing Special Warrants and the 308,000 in Compensation Special Warrants (note 6). These common shares are issuable for no cash consideration and are not considered contingently issuable for the purpose of earnings (loss) per share.

The effect of the Williams Mine Warrants, the Financing Warrants and the Compensation Warrants (notes 3 and 6) are not included in the computation of diluted earnings per share during the reporting period as their inclusion would be anti-dilutive.

8 Related party transactions

IRC subleases its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of IRC. The non-cancellable operating lease provides for minimum annual rent payments of $24,559 in 2004 and $4,093 in 2005 with no commitments thereafter. The terms of the sublease are the same as the original underlying lease. Rent expense during the period from May 7, 2003 to December 31, 2003 was $12,322, for the period from May 7, 2003 to September 30, 2003 was $7,700 (unaudited), for the nine-months ended September 30, 2004 was $18,051 (unaudited).

During the period ended December 31, 2003, IRC paid legal fees of CAD$34,501 to Gordon J. Fretwell Law Corp., a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at the end of any of these periods.

9 Economic dependence

During the reporting periods, IRC received all of its revenue from the same operator. The Company is dependent upon the operator of the mineral property. The Company believes that its exposure to credit related losses is mitigated through dealing with financially secure, well-established companies.

10 Financial instruments

Fair value

The fair values of the Company's cash, royalty receivable, accounts payable and accrued payroll and other liabilities approximate the carrying amounts due to the short maturities of these instruments.

11 Commitments

On August 16, 2004, IRC reached separate agreements with two individuals for the purchase of 100% of the common shares of Archean Resources Ltd., which owns 90% of a 3% net smelter return royalty on the Voisey's Bay property, located in northern Labrador, Canada. Terms of the agreements call for a total purchase consideration of CAD$180 million and one million common shares of IRC to be issued on the date of closing of the IPO. CAD$152.5 million of the CAD$180 million is to be paid in cash, with the balance of CAD$27.5 million of consideration is to be paid in common shares of IRC valued at the offering price of the IPO. Completion of these agreements is dependent on the successful completion of the IPO, accordingly no amounts have yet been recognized in these financial statements.

12 Subsequent events

a) Subsequent to September 30, 2004, IRC entered into a series of letter agreements to acquire several portfolios of royalty interests (the "Royalty Portfolio") as follows:

- On October 8, 2004, the Company signed a letter agreement with John Livermore to acquire his royalty interests on the Pinson gold and the Hasbrouck gold-silver deposits ("Livermore Portfolio"), both in Nevada, United States. Total consideration to be paid is $520,000 cash and the acquisition is scheduled to close on or before January 7, 2005;
- On October 29, 2004, the Company signed a letter agreement with Hecla Mining Company to acquire a portfolio of 14 mineral royalty interests. Total consideration to be paid is $550,000 payable in common shares of IRC valued at the offering price of the IPO;
- On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. to acquire a mineral portfolio of 22 royalty interests for total consideration of $625,000 payable in cash and $625,000 payable in common shares of IRC valued at the offering price of the IPO;
- On November 25, 2004, the Company signed three letter agreements with Hunter Exploration Group to acquire a portfolio of 16 mineral royalty interests on approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities. Total consideration to be paid is CAD$5,000,000 payable in common shares of IRC valued at the offering price of the IPO; and
- On December 7, 2004, the Company signed a letter agreement with David Fawcett to acquire 20.3% of a 1% royalty interest on five coal licenses in British Columbia for total consideration in the amount of CAD$312,500 payable in cash and CAD$937,500 payable in common shares of IRC valued at the offering price of the IPO.

b) With the exception of the Livermore Portfolio, all of the letter agreements relating to the acquisition of the Royalty Portfolio outlined above, and the acquisition of the shares of Archean Resources Ltd. (see note 11), are subject to IRC's successful completion of the IPO.

c) In November 2004, all of the 3,450,000 Founders' Special Warrants and the 150,000 Consultants' Special Warrants were exercised into an equal number of common shares of IRC for no additional consideration.

d) During November and December 2004, 1,850,000 Initial Financing Special Warrants were exercised into an equal number of common shares of the Company and 399,432 Financing Warrants, which were then exercised into an equal number of common shares of the Company at $3.00 per common share, raising a total of CAD$1,198,296.

e) The Company has received a commitment from a third party for a CAD$2,000,000 line of credit. When finalized, all principal and interest due on the line of credit will be repayable on the earlier of the closing of the IPO and the 12-month anniversary of the establishment of the line of credit.

f) On • , the Company completed the preparation of a final prospectus in connection with an initial public offering of up to • common shares and the distribution of, among other securities, common shares and Financing Warrants, the nature of which are described elsewhere in these consolidated financial statements.

International Royalty Corporation

Pro forma Consolidated Financial Statements

(Unaudited)

(expressed in thousands of U.S. dollars)

COMPILATION REPORT

To the Directors of
INTERNATIONAL ROYALTY CORPORATION

We have read the accompanying unaudited pro forma consolidated balance sheet of International Royalty Corporation (the ''Company'') as at September 30, 2004 and the unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2004 and for the period from May 7, 2003 to December 31, 2003, and have performed the following procedures.

1. Compared the figures in the columns captioned ''International Royalty Corporation'' to the unaudited consolidated financial statements of the Company as at September 30, 2004 and the audited consolidated financial statements of the Company for the period from May 7, 2003 to December 31, 2003 and found them to be in agreement.

2. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the requirements set by the securities acts and related regulations in each of the provinces with which the prospectus is filed.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma consolidated statements comply as to form in all material respects with the requirements set by the securities acts and related regulations in each of the provinces with which the prospectus is filed.

3. Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4. Recalculated the application of the pro forma adjustments to the amounts in the column captioned ''International Royalty Corporation'' as at September 30, 2004 and for the nine months then ended, and for the period from May 7, 2003 to December 31, 2003 and found the amounts in the column captioned ''Pro forma consolidated'' to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical consolidated financial information.

Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, British Columbia
• , 2004

•
Chartered Accountants

INTERNATIONAL ROYALTY CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

(Unaudited)
As at September 30, 2004
(expressed in thousands of U.S. dollars)

	International Royalty Corporation	Pro forma adjustments	Pro forma Consolidated following completion of the Minimum Offering
Assets			
Current assets			
Cash	$ 117	$ •	$ •
Royalty receivable	83	—	83
Prepaid expenses and other current assets	46	—	46
	246	•	•
Royalty interest in mineral property – net	1,817	•	•
Furniture and equipment – net	7	—	7
Deferred expenses	27	•	•
	$2,097	$ •	$ •
Liabilities			
Current liabilities			
Accounts payable	$ 86	$ —	$ 86
Accrued payroll and other liabilities	22	—	22
	108	—	108
Secured debentures	—	•	•
	108	•	•
Stockholders' Equity			
Common stock	—	•	•
Additional paid-in capital	—	•	•
Special warrants	2,526	(2,526)	—
Warrants	92	—	92
Deficit	(629)	—	(629)
	1,989	•	•
	$2,097	$ •	$ •

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)
For the nine month period ended September 30, 2004
(expressed in thousands of U.S. dollars)

	International Royalty Corporation	Pro forma adjustments	Pro forma Consolidated following completion of the Minimum Offering
Royalty revenues	$ 261	$ —	$ 261
Expenses			
General and administrative	469	—	469
Depreciation and amortization	211	—	211
Interest expense – net	—	•	•
	680	—	•
Loss from operations	(419)	—	•
Foreign currency gain	3	•	•
Loss for the period	$ (416)	$ —	$ •
Basic and diluted loss per share	$ (0.05)		$ •
Basic and diluted weighted average shares outstanding	8,308,000		•

INTERNATIONAL ROYALTY CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)
For the period from May 7, 2003 to December 31, 2003
(expressed in thousands of U.S. dollars)

	International Royalty Corporation	Pro forma adjustments	Pro forma Consolidated following completion of the Minimum Offering
Royalty revenues	$ 178	$ —	$ 178
Expenses			
General and administrative	253	—	253
Depreciation and amortization	144	—	144
Interest expense — net	—	•	•
	397	—	•
Loss from operations	(219)	—	•
Foreign currency gain	6	•	•
Loss for the period	$ (213)	$ —	$ •
Basic and diluted loss per share	$ (0.03)		$ •
Basic and diluted weighted average shares outstanding	6,389,193		•

INTERNATIONAL ROYALTY CORPORATION

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

September 30, 2004 and December 31, 2003

1 Basis of presentation

The unaudited pro forma consolidated balance sheet of International Royalty Corporation (the "Company") as of September 30, 2004 and the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2004 and for the period from May 7, 2003 to December 31, 2003 have been prepared for inclusion in the prospectus dated • of the Company (the "Prospectus") relating to the issuance of, among other securities, a minimum of CAD$ • of common shares of the Company (the "Minimum Offering"). The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the period ended December 31, 2003, the unaudited consolidated financial statements of the Company as of and for the nine months ended September 30, 2004, and the notes thereto, which are included elsewhere in the Prospectus, and the Prospectus as a whole.

2 Pro form transactions

The accompanying pro forma consolidated financial statements have been prepared to reflect the following proposed transactions and assumptions:

a) Prior to the closing of the Minimum Offering, the Company will issue CAD$ • million (US$ • million) in 7 year • % debentures and related fees, equal to 20% of the payable amount. The fees will be deferred and amortized over the life of the notes payable using the interest method.

b) Prior to the closing of the Minimum Offering, the Company acquired John Livermore's royalty interests on the Pinson gold and the Hasbrouck gold-silver deposits for $520,000 in cash.

c) Upon completion of the Minimum Offering, the Company will receive net cash proceeds of • from issuing • common shares at CAD$ • per common share, net of commissions of CAD$ • and issue costs of CAD$ • .

d) Upon closing of the Minimum Offering, the Company will acquire 100% of the shares of Archean Resources Ltd., for cash of CAD$152,500,000, • common shares of the Company valued at CAD$27,500,000 and an additional one million common shares of the Company. Archean Resources Ltd. owns 90% of a 3% net smelter return royalty on the Voisey's Bay property, located in northern Labrador, Canada.

e) Upon closing of the Minimum Offering, the Company will acquire several portfolios of royalty interests (the "Royalty Portfolio") as follows:

- A mineral portfolio of 22 royalty interests acquired from BHP Billiton Worldwide Exploration Inc. for $625,000 payable in cash and $625,000 of the Company's common shares valued at the Minimum Offering price;
- A portfolio of 14 mineral royalty interests acquired from Hecla Mining Company for $550,000 payable in the Company's common shares valued at the Minimum Offering price;
- A portfolio of 16 mineral royalty interests on approximately 20 million acres of lands located in North Eastern Canada that are presently the subject of diamond exploration activities, acquired from the Hunter Exploration Group for CAD$5,000,000 payable in the Company's common shares valued at the Minimum Offering price; and
- A 20.3% interest in a 1% royalty in five coal licenses in British Columbia acquired from David Fawcett for CAD$312,500 payable in cash and CAD$937,500 of the Company's common shares valued at the Minimum Offering price.

f) For the purposes of these pro forma consolidated financial statements and the related pro forma adjustments, the Company has assumed that the exchange rate has stayed constant at CAD$1.2163 per United States dollar.

The unaudited pro forma consolidated balance sheet has been prepared to give effect to the pro forma transactions outlined above as if they had occurred on September 30, 2004. No values have been recorded for intangible assets, future income taxes or non-controlling interests, if any, as the Company does not currently have sufficient information to reasonably determine whether any amounts should be recorded.

The pro forma consolidated statement of operations for the nine months ended September 30, 2004 and for the period from May 7, 2003 to December 31, 2003 have been prepared as if the above transactions had occurred on January 1, 2003 including an adjustment for the estimated interest expense that the Company would have incurred relating to the notes payable, net of interest income.

The unaudited pro forma consolidated financial statements have been prepared for illustration purposes only and should not be considered to be indicative of the results of operations or the financial position that would have resulted had the proposed transactions actually occurred on the dates indicated above.

AUDITORS' CONSENT

We have read the prospectus of International Royalty Corporation. (the ''Company'') dated • , 2005 relating to the sale and issuance of common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the Company on the consolidated balance sheet of the Company as at December 31, 2003 and the consolidated statements of operations, stockholders' equity and cash flows for the period from May 7, 2003 (date of incorporation) to December 31, 2003. Our report is dated October 22, 2004 (except for note 12, which is as of • , 2005).

Vancouver, Canada
• , 2005

•
Chartered Accountants

CERTIFICATE OF THE COMPANY AND THE PROMOTER

DATED: January 5, 2005

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Part VI of the *Securities Act* (New Brunswick), by Part XIV of the *Securities Act* (Newfoundland and Labrador) and by Part II of the *Securities Act* (Prince Edward Island) and the respective regulations thereunder. This prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Quebec) and the regulations thereunder.

INTERNATIONAL ROYALTY CORPORATION

By: (Signed) MR. DOUGLAS B. SILVER
Chief Executive Officer

By: (Signed) MR. DAVID R. HAMMOND
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

By: (Signed) MR. DOUGLAS J. HURST
Director

By: (Signed) MR. GORDON J. FRETWELL
Director

AS PROMOTER

By: (Signed) MR. DOUGLAS B. SILVER

CERTIFICATE OF THE AGENTS

DATED: January 5, 2005

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 64 of the *Securities Act* (Nova Scotia), by Part VI of the *Securities Act* (New Brunswick), by Part XIV of the *Securities Act* (Newfoundland and Labrador) and by Part II of the *Securities Act* (Prince Edward Island) and the respective regulations thereunder. To the best of our knowledge, this prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Quebec) and the regulations thereunder.

HAYWOOD SECURITIES INC.

By: (Signed) JOHN WILLETT
Managing Director

GMP SECURITIES LTD.

By: (Signed) MARK WELLINGS
Director, Investment Banking

CANACCORD CAPITAL CORPORATION

By: (Signed) WILLIAM MCILROY
Senior Vice-President

SALMAN PARTNERS INC.

By: (Signed) TERRANCE K. SALMAN
President and Chief Executive Officer

RAYMOND JAMES LTD.

By: (Signed) JOHN MURPHY
Managing Director, Investment Banking

BOLDER INVESTMENT PARTNERS, LTD.

By: (Signed) PAUL J.C. WOODWARD
Vice-President, Corporate Finance

INTERNATIONAL ROYALTY

CORPORATION

CBN
FINANCIAL PRINTING
Printed in Canada
241250


Ontario

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8 | CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS



AND

IN THE MATTER OF

International Royalty Corporation

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador have been issued for a Preliminary Prospectus of the above Issuer dated January 5th, 2005.

DATED at Toronto this 5th day of January, 2005.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 727186



DÉCISION N° : 2005-MC-0036

NUMÉRO DE PROJET SÉDAR: 727186

VISA DE PROSPECTUS PROVISOIRE

International Royalty Corporation

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus provisoire du 5 janvier 2005.

L'Autorité des marchés financiers,

Le 5 janvier 2005

Date du visa

(s) Marie-Christine Barrette

Marie-Christine Barrette
Chef du Service du financement des sociétés

/lb



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

International Royalty Corporation

Receipt for a Preliminary Prospectus dated **January 5, 2005** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **5th** day of **January, 2005**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #727186


RECEIVED
2006 APR 17 A 8:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


SEC MAIL PROCESSING
RECEIVED
APR 14 2006
WASH, D.C.
209
SECTION

TABLE OF CONTENTS

Exhibits to 12g3-2(b) Application of International Royalty Corporation

Volume 1 of 2

1. Annual Information Form for year ended December 31, 2004 and Annual Information Form for year ended December 31, 2005.

2. Audited Annual Financial Statements and accompanying Management's Discussion & Analysis for the years ended December 31, 2004 and December 31, 2003 and accompanying Chief Executive Officer and Chief Financial Officer Certifications, and Audited Annual Financial Statements and accompanying Management's Discussion & Analysis for the years ended December 31, 2005 and December 31, 2004 and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

3. Interim Financial Statements and accompanying Management's Discussion & Analysis for the interim periods ended September 30, 2005, June 30, 2005 and March 31, 2005 and accompanying Chief Executive Officer and Chief Financial Officer Certifications.

4. Notice of Annual General Meeting, Information Circular, and Proxy relating to the May 26, 2005 meeting, and ancillary related materials (including voting results), and Notice of Annual General Meeting, Information Circular, and Proxy relating to the May 18, 2006 meeting, and ancillary related materials.

5. News Releases dated February 23, 2005, March 4, 2005, March 8, 2005, March 23, 2005, April 1, 2005, April 12, 2005, April 18, 2005, April 20, 2005, April 26, 2005, May 26, 2005, June 28, 2005, August 15, 2005, September 16, 2005, October 24, 2005, November 11, 2005, November 18, 2005, December 1, 2005, January 12, 2006, January 13, 2006, February 15, 2006, February 27, 2006, March 10, 2006, March 29, 2006, and April 10, 2006.

6. Material Change Report dated March 23, 2005 regarding the appointment of Edward Mercaldo to the board of directors.

7. Material Change Report dated April 21, 2005 regarding the adoption by the Company of a Shareholder Rights Plan.

8. Material Change Report dated August 18, 2005 regarding recorded an adjustment to the purchase price of the Voisey's Bay royalty and to its Hunter Royalty Portfolio.

9. Independent Technical Report, Voisey's Bay Project Royalty, Labrador, Canada, dated October 29, 2004.

10. Preliminary Long Form Prospectus dated January 5, 2005 and related filings.

TABLE OF CONTENTS

Exhibits to 12g3-2(b) Application of International Royalty Corporation

Volume 2 of 2

23. Certificate of Continuance under the Canada Business Corporations Act dated November 12, 2004.

24. Certificate of Discontinuance under the Business Corporations Act (Yukon) dated December 1, 2004, filed December 15, 2004.

25. Certificate of Amendment and Articles of Amendment dated January 6, 2005.

26. Share Purchase Agreement dated February 18, 2005 between the Company and Christopher Verbiski regarding the Company's purchase of John Verbiski's shares in Archean Resources Ltd.

27. Royalty Purchase Agreement dated February 22, 2005 among the Company, Adam Vary, 524520 BC Ltd. and 344967 BC Ltd. regarding the Company's purchase of certain royalties.

28. Royalty Purchase Agreement dated February 22, 2005 between the Company and David Fawcett regarding the Company's purchase of certain royalties.

29. Royalty Purchase Agreement dated February 22, 2005 among the Company, 524520 BC Ltd., 344967 BC Ltd., Adam Vary, Bill Whitehead, Peter Robson, Stuart Angus, Graham Scott and John Robins regarding the Company's purchase of certain royalties.

30. Share Purchase Agreement dated February 18, 2005 between the Company and Albert Chislett regarding the Company's purchase of Albert Chislett's shares in Archean Resources Ltd.

31. Royalty Purchase Agreement dated February 22, 2005 among the Company, 524520 BC Ltd., 344967 BC Ltd. and Adam Vary regarding the Company's purchase of certain royalties.

32. Royalty Purchase Agreement dated February 22, 2005 among the Company, Stuart Angus, Henry Awmack, Bernice Kosiur, Donald McInnes, Catherine McLeod-Seltzer, Peter Robson, Graham Scott, Kelly Taylor, John S. Brock Limited, Lawrence Barry, John Robins, Adam Vary, 524520 BC Ltd. and 344967 BC Ltd. regarding the Company's purchase of certain royalties.

33. Royalty Purchase Agreement dated February 22, 2005 among the Company, Hecla Mining Company and Hecla Mining Company of Canada Ltd. regarding the Company's purchase of certain royalties.

34. Royalty Purchase Agreement dated March 18, 2005 among the Company, BHP Billiton World Exploration Inc., BHP Billiton Diamonds Inc., BHP Billiton Minerals Pty Ltd., BHP Minerals International Exploration Inc., BHP Minerals Ghana Inc., BHP Holdings (International) Inc., BHP Brasil Ltda., Minera BHP Billiton, S.A. De C.V. and BHP Minerals Holdings Proprietary Limited, regarding the Company's purchase of certain royalties.

35. Shareholder Rights Plan dated April 18, 2005 between the Company and CIBC Mellon Trust Company, as Rights Agent.

36. Annual Report of the Company for the year ended December 31, 2004 and amended Annual Report of the Company for the year ended December 31, 2005.

37. Early Warning Report filed pursuant to National Instrument 62-103 dated June 7, 2005 relating to the acquisition of shares by Goodman & Company, Investment Counsel Ltd.

38. Early Warning Report filed pursuant to National Instrument 62-103 dated August 10, 2005 relating to the acquisition of shares by Goodman & Company, Investment Counsel Ltd.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the ''1933 Act'') or the securities laws of any state and may not be offered, sold or delivered in the United States of America except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. See ''Plan of Distribution''.

PROSPECTUS

Initial Public Offering — February 3, 2005

INTERNATIONAL ROYALTY
CORPORATION

INTERNATIONAL ROYALTY CORPORATION

$150,000,000

34,883,721 Common Shares

This prospectus of International Royalty Corporation (the ''Company'') qualifies the offering for sale to the public (the ''Offering'') of 34,883,721 common shares of the Company (''Offered Common Shares'') for aggregate gross proceeds of $150 million at a price of $4.30 per Offered Common Share (the ''Offering Price''). This prospectus also qualifies the distribution of: 9,277,709 common shares of the Company (''Common Shares'') issuable in connection with the acquisition of the shares of Archean Resources Ltd. and the Royalty Portfolios (defined herein); 1,395,360 Debenture Shares (defined herein); 2,550,000 Common Shares and 550,568 Financing Warrants (defined herein) issuable upon the exercise of previously issued Initial Financing Special Warrants (defined herein); 308,000 Common Shares issuable upon the exercise of previously issued Compensation Special Warrants (defined herein); and 2,249 Common Shares issuable as the Introducer Fee (defined herein). See ''Description of Securities'' and ''Plan of Distribution – Additional Qualification''.



Price:
$4.30 per Offered Common Share

	Price to Public(1)	Agents' Commission(2)	Proceeds to Company(3)(4)
Per Offered Common Share	$ 4.30	$ 0.28	$ 4.02
Offering(4)	$150,000,000	$9,750,000	$140,250,000

Notes:

(1) The price to the public has been established pursuant to negotiations between the Company and the Agents (defined herein).

(2) The Company has agreed to pay the Agents a cash commission equal to 6.5% of the gross proceeds of this Offering (the ''Agents' Commission'').

(3) Before deducting the expenses of this Offering which are estimated to be $3 million which, together with the Agents' Commission, will be paid out of the gross proceeds of this Offering.

(4) The Company has granted the Agents an option (the ''Over-Allotment Option''), exercisable at any time for a period of 30 days following the closing of this Offering (the ''Closing''), to purchase from the Company at the Offering Price up to 2,906,977 additional Offered Common Shares (the ''Over-Allotment Shares''). If the Agents exercise the Over-Allotment Option in full, the proceeds raised under the Offering will be $162,500,000, the Agents' Commission will be $10,562,500 and the net proceeds to the Company will be $151,937,500. This prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares. See ''Plan of Distribution''.

As a result of an initial financing of the Company completed in August 2003, the Company is a ''connected issuer'' and a ''related issuer'' of Haywood Securities Inc., one of the Agents. Haywood Securities Inc., the directors, officers, employees and affiliates thereof, and the associates of each of them, own or control, as of February 1, 2005, in aggregate, Common Shares representing 21.3% of the then outstanding Common Shares assuming the exercise of the Initial Financing Special Warrants and the Compensation Special Warrants. See ''Plan of Distribution – Conflicts of Interest''.

Haywood Securities Inc., GMP Securities Ltd., Canaccord Capital Corporation, Raymond James Ltd., Salman Partners Inc. and Bolder Investment Partners, Ltd. (collectively the ''Agents''), as agents, conditionally offer the Offered Common Shares for sale, subject to prior sale, on a best efforts basis, if, as and when issued and delivered by the Company and accepted by the Agents in accordance with the conditions contained in the agreement between the Company and the Agents dated February 3, 2005 (the ''IPO Agency Agreement'') and subject to approval of certain legal matters on behalf of the Company by Fasken Martineau DuMoulin LLP and on behalf of the Agents by Fraser Milner Casgrain LLP.

The Toronto Stock Exchange (''TSX'') has conditionally approved the listing of the Common Shares. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before April 13, 2005, including the distribution of the Common Shares to a minimum number of shareholders, completion of the Offering of $150 million, completion of the Unit Offering and completion of the acquisition of all of the outstanding shares of Archean.

Subscriptions for Offered Common Shares will be received subject to rejection or allotment in whole or in part and the Company reserves the right to close the subscription books at any time without notice. The Agents may over-allot or effect transactions as described under ''Plan of Distribution''.

There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell securities purchased under this prospectus. An investment in natural resource royalty interest issuers involves a significant degree of risk. See ''Risk Factors''.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this prospectus in connection with the issue and sale of securities offered by the Company under this prospectus.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards procedures or goals, the purchase of the Offered Common Shares will not, if issued on the date hereof, be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Loan and Trust Corporations Act (Alberta)
Insurance Act (Alberta)
Employment Pension Plans Act (Alberta)
Alberta Heritage Savings Trust Fund Act (Alberta)
Credit Union Act (Alberta)
Pension Benefits Standards Act (British Columbia)
Financial Institutions Act (British Columbia)
The Trustee Act (Manitoba)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
Pension Benefits Act (Nova Scotia)
Trustee Act (Nova Scotia)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
Loan and Trust Corporations Act (Ontario)
Credit Union and Caisses Populaires Act (Ontario)
Insurance Act (Ontario)
an Act respecting insurance (Quebec) (for an insurer, as defined therein, incorporated under the laws of the Province of Quebec, other than a guarantee fund)
an Act respecting trust companies and savings companies (Quebec) (for a trust company or a savings company, as defined therein, which invests its own funds and funds received as deposits)
Supplemental Pension Plans Act (Quebec)
The Pension Benefits Act, 1992 (Saskatchewan)

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Fraser Milner Casgrain LLP, counsel to the Agents, if issued on the date hereof, the Common Shares and the Financing Warrants would, if the Common Shares are listed on a prescribed stock exchange, which currently includes the Toronto Stock Exchange, be qualified investments under the *Income Tax Act* (Canada) (the ''Tax Act'') and regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, provided that in the case of the Financing Warrants, the Company deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such plan. In addition, based in part upon information provided by the Company, the Common Shares and the Financing Warrants, if issued on the date hereof, would not as of the date hereof constitute ''foreign property'' for purposes of Part XI of the Tax Act. See ''Canadian Federal Income Tax Considerations''.

FORWARD LOOKING STATEMENTS

This prospectus contains certain forward looking statements. These statements relate to future events or future performance and reflect management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as ''may'', ''will'', ''should'', ''expect'', ''plan'', ''anticipate'', ''believe'', ''estimate'', ''predict'', ''potential'', ''continue'', ''target'' or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in various factors, including the risks outlined under ''Risk Factors'', which may cause actual results to differ materially from any forward-looking statement. Although the forward-looking statements contained in this prospectus are based upon what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

CURRENCY AND EXCHANGE RATES

All references to "dollars" and "$" herein are expressed in Canadian currency unless specifically stated otherwise.

While this Offering is expressed in Canadian currency, the Company's consolidated financial statements are expressed in US dollars and noted as such. As at February 1, 2005, the Bank of Canada noon rate of exchange per US$1.00 was CAD$1.2397.

METRIC CONVERSION TABLE

The following table sets forth certain factors for converting metric measurements into imperial equivalents.

METRIC			IMPERIAL UNITS	
Description and abbreviation	Multiply by	Unit	Divide by	Description and Abbreviation
Length				
Millimeters – mm	25.400	1	0.30937	Inches – in
Meters – m	0.3048	1	3.2808	Feet – ft
Meters – m	0.9144	1	1.0936	Yards – yd
Kilometers – km	1.609	1	0.6215	Miles – mile
Area				
Square centimeters – cm^2	6.4516	1	0.1550	Square inches – in^2
Square meters – m^2	0.0929	1	10.76	Square feet – ft^2
Hectares – ha	0.40469	1	2.471	Acres – acre
Square kilometers – km^2	2.5900	1	0.3861	Square miles – sq miles
Weight				
Grams – g	31.1035	1	0.032151	Troy ounces – oz
Tonne (1,000 kg) – t	0.907185	1	1.102311	Short ton (2,000 lbs) – st

ACCESS TO PROPERTY INFORMATION

As a royalty holder, the Company has limited, if any, access to properties on which the Company holds, or proposes to hold, royalty interests. The Company must usually rely principally on publicly available information regarding properties and mining operations and will usually have no ability to independently verify such information. In the future, the Company will usually be dependent on publicly available information to prepare required disclosure pertaining to properties and mining operations on the properties on which the Company holds royalty interests. This prospectus includes information regarding properties and mining operations, including the technical report described under "Archean and the Voisey's Bay Royalty Interest – Independent Consultant's Report", which is based on information publicly disclosed by the owners or operators of the properties on which the Company holds, or proposes to hold, royalty interests and such information has not been independently verified by the Company.

SUMMARY

The following is only a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Certain terms used in this prospectus are defined in the Glossary of Non-Geological Terms and the Glossary of Geological Terms.

Company

International Royalty Corporation (the ''Company'') was incorporated under the *Business Corporations Act* (Yukon) on May 7, 2003 and was continued under the *Canada Business Corporations Act* on November 12, 2004. The Company was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. The Company intends to acquire royalties and create a diversified portfolio of royalties ranging from royalties on exploration to producing properties located around the world and consisting of multiple commodities. Royalty revenue is currently generated from the Williams gold mine located in Ontario, Canada. See ''General Development of the Business''.

Offering

This offering (''Offering'') consists of common shares of the Company (''Offered Common Shares'').

Issue

$150,000,000 (34,883,721 Offered Common Shares).

Price

$4.30 per Offered Common Share.

Royalty Interests

On August 16, 2004, the Company signed two agreements to acquire all of the outstanding shares of Archean Resources Limited (''Archean'') for total consideration of $180 million plus one million Common Shares, payable as to $152.5 million in cash and the balance by the issue of 6,395,349 Common Shares which have an aggregate value of $27.5 million, plus the additional one million Common Shares for a total issue of 7,395,349 Common Shares. The main asset of Archean is a 90% indirect ownership interest in the Voisey's Bay Royalty (defined herein) (effectively a 2.7% net smelter return (''NSR'') royalty) on the Voisey's Bay nickel-copper-cobalt property. See ''Archean and the Voisey's Bay Royalty Interest''.

The Company owns a 0.25% NSR royalty on the Williams gold mine (the ''Williams Royalty''), located near Marathon, Ontario and operated by a 50/50 joint venture between Teck Cominco Limited and Homestake Canada Inc., a wholly-owned subsidiary of Barrick Gold Corporation. The Williams gold mine is primarily an underground operation, with some open-pit mining, and has been operating since the fall of 1985. The Company acquired the Williams Royalty on August 12, 2003 for cash consideration of $2,876,722 and the issuance of Common Share purchase warrants exercisable to purchase 950,000 Common Shares at an exercise price of $3.00 per Common Share (the ''Williams Mine Warrants''). The Williams Mine Warrants are exercisable for a period of two years after the date (the ''Trigger Date'') of the completion of this Offering and the listing of the Common Shares on the Toronto Stock Exchange. See ''Williams Royalty''.

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States from John S. Livermore for cash consideration of US$520,000. See ''Livermore Royalty Portfolio''.

The Company has also entered into letter agreements with individuals and mining companies providing for the acquisition of four portfolios (the ''Royalty Portfolios'') of approximately 58 royalties consisting of two royalties on producing properties, six royalties on development stage properties, seven royalties on feasibility stage properties and 43 royalties on exploration stage properties for aggregate consideration of $9.13 million, payable partly in Common Shares. See ''Other Proposed Royalty Interests''.

Use of Proceeds	Assuming the completion of the Offering, the net proceeds to the Company, after deducting the Agents' Commission and estimated expenses of this Offering are expected to be $137,250,000, assuming no exercise of the Over-Allotment Option. The Company intends to use all the net proceeds from this Offering to fund a portion of the purchase price of all of the outstanding shares of Archean, to acquire the Royalty Portfolios, and for general working capital purposes as follows:

	Offering
To fund a portion of the purchase price of the shares of Archean	$126,925,000
To fund the purchase of the Royalty Portfolios	$ 1,732,000
To fund general working capital	$ 8,593,000
Total	$137,250,000

See "Use of Proceeds".

Unit Offering Use of Proceeds

The net proceeds from the Units Offering (defined herein), after deducting the agents' commission of $1,950,000 and escrowing 18 months' interest of $2,475,000 payable under the Debentures (defined herein), is estimated to be $25,575,000. The Company intends to use all the net proceeds from the Unit Offering to fund a portion of the purchase price of all of the outstanding shares of Archean.

Agents' Commission

The Company has agreed to pay the Agents a cash commission equal to 6.5% of the gross proceeds of this Offering. See "Plan of Distribution".

Qualification of Other Securities

This prospectus also qualifies the distribution of the Common Shares to be issued in connection with the acquisition of mineral royalty interests as follows: 7,395,349 Common Shares to be issued to a shareholder of Archean; 158,566 Common Shares to be issued to Hecla Mining Company; 180,189 Common Shares to be issued to BHP Billiton Worldwide Exploration Inc.; 1,162,791 Common Shares to be issued to Hunter Exploration Group; and 218,023 Common Shares to be issued to David Fawcett. See "General Development of the Business – Proposed Acquisition of Archean and the Voisey's Bay Royalty Interest", "General Development of the Business – Proposed Acquisition of Other Royalty Interests" and "Description of Securities – Common Shares to be Issued on Proposed Acquisitions".

This prospectus also qualifies the distribution of 1,395,360 Debenture Shares which will be issued upon Closing. See "General Development of the Business – Financing by Way of Units" and "Description of Securities – Debenture Shares".

This prospectus also qualifies the distribution of: (a) 2,550,000 Common Shares and 550,568 Common Share purchase warrants (the "Financing Warrants") which will be issued upon the exercise of 2,550,000 special warrants of the Company previously issued pursuant to a private placement of special warrants of the Company (the "Initial Financing Special Warrants") completed on August 12, 2003; and (b) 308,000 Common Shares which will be issued upon the exercise of 308,000 special warrants of the Company previously issued to Haywood Securities Inc., one of the Agents, as partial compensation for acting as agent for the private placement of the Initial Financing Special Warrants (the "Compensation Special Warrants"). Each Initial Financing Special Warrant and Compensation Special Warrant will be deemed to be exercised five business days after the Trigger Date. All consideration paid to the Company in respect of the Initial Financing Special

Warrants and the Compensation Special Warrants was received by the Company at the time of issue of such special warrants. No additional consideration will be received by the Company as a result of the exercise of the Initial Financing Special Warrants or the Compensation Special Warrants. See ''General Development of the Business – Initial Financing'' and ''Description of Securities – Initial Financing Special Warrants and Financing Warrants'' and ''– Compensation Special Warrants and Compensation Warrants''.

This prospectus also qualifies the distribution of 2,249 Common Shares to be issued to a consultant to the Company as the Introducer Fee. See ''Description of Securities – Introducer's Shares''.

Risk Factors

The acquisition of the securities offered by this prospectus must be considered speculative due to the nature of the Company's business. In particular, a prospective investor should consider the following risks in addition to other risk factors or more detailed descriptions set forth elsewhere in this prospectus.

- The securities should be considered speculative due to the nature of the Company's business. The Company has a limited history.
- The Company is dependent upon the continued availability and commitment of its management.
- Changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of the Company and may adversely affect its business.
- As a royalty holder, the Company does not have any influence on how mine operations are conducted and has limited, if any, access to properties and data on mine operations. As such, the information provided by the Company in this prospectus regarding properties, including mine operations, has been taken principally from publicly available documents and the Company cannot verify the accuracy of such information.
- The Company's royalty payments may be calculated by the royalty payors in a manner different from the Company's projections. The Company may or may not have rights of audit with respect to royalty payments.
- It is uncertain that the operator of any given property will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.
- The Company's royalty interests may be subject to foreign currency fluctuations or withholding or other taxes which may adversely affect the Company's financial position and results.
- Exploration for metals, minerals, gems and energy resources is a speculative venture necessarily involving substantial risk with no assurance that projected production plans can be achieved.
- The marketability and price of metals, minerals, gems and energy resources on properties on which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.
- Intense competition exists within the industry and in attempting to acquire additional royalties the Company must compete with other corporations which may have greater technical or financial resources.

- If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the reserves and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. The operator of such property may not have sufficient financial capability to advance, or the ability to finance the advancement of, the property.
- The Company's valuation is heavily weighted by the value of an indirect ownership interest in a 2.7% NSR royalty on the Voisey's Bay nickel copper-cobalt property. The Voisey's Bay Royalty will be very material to the Company's ability to generate revenue. The Company's valuation is dependent on the Voisey's Bay property being developed and placed into operation according to the operators' currently proposed plan.
- The board of directors of the Company will have broad discretion as to the application of the proceeds raised in this Offering that are allocated to general working capital.
- It is uncertain whether the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.
- If the Company does become listed on a publicly recognized stock exchange, shareholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of their Common Shares, if at all.
- If the Common Shares become listed on a stock exchange there can be no assurance that the Company will continue to meet the listing requirements of such exchange or achieve listing on any other public listing exchange.
- Payment of dividends on the Common Shares will be within the discretion of the Company's board of directors.
- Some royalties may be subject to (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty, (ii) pre-emptive rights pursuant to which the operator has the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty to or by the Company, or (iii) claw back rights pursuant to which the seller of a royalty to the Company has the right to re-acquire the royalty.
- Potential litigation may arise on a property on which the Company has a royalty (for example litigation between joint venture partners or original property owners). As a royalty holder, the Company will not generally have any influence on the litigation nor will it generally have access to data.
- Claims by aboriginal groups in Canada and elsewhere may impact on the operator's ability to conduct activities on a property to the detriment of the Company's royalty interests.
- Royalties may be contractual rather than an interest in land and as such, in the case of receivership or bankruptcy, royalty holders will be treated like any other unsecured creditor. The Voisey's Bay Royalty is a contractual right and is only secured by a mortgage of US$50 million.
- Foreign operations may be subject to certain limitations including exchange controls, limitations on repatriation of earnings, foreign taxation, foreign environmental laws and enforcement and other similar risks.
- Royalties are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down.

- Some royalties, including the Voisey's Bay Royalty, may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties and as such the Company may not be in a position to publicly disclose non-public information with respect to certain royalties.
- The right to record or register royalties in various registries or mining recorders offices may not necessarily provide any protection to the royalty holder. Accordingly, the royalty holder may be subject to risk from third parties.
- The Company is currently dependent on a single royalty, the Williams Royalty, for revenues until other properties, including the Voisey's Bay property, commence production.
- The figures provided in connection with Reserves and Resources (as defined herein) in respect of the properties in which the Company has acquired or proposes to acquire royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized. The ore actually recovered may differ from the estimated grades of the Reserves and Resources.

See "Risk Factors".

Summary Consolidated Financial Information

The following table sets forth selected consolidated financial information of the Company which has been derived from the audited consolidated financial statements of the Company for the period from the date of incorporation (May 7, 2003) to December 31, 2003, as well as the unaudited consolidated financial statements of the Company for the nine month period ended September 30, 2004. The tables should be read in conjunction with the Company's consolidated financial statements and the related notes thereto, unaudited pro forma consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and "Management's Discussion and Analysis". The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles.

	Period from May 7, 2003[(1)] to December 31, 2003	Nine months ended September 30, 2004
	(US$)	
Statement of Operations		
Royalty revenues	$ 177,885	$ 261,109
Operating loss	(218,913)	(418,617)
Net loss	(213,266)	(415,399)
Basic and Diluted loss per share	(0.03)	(0.05)

(1) Date of incorporation.

	December 31, 2003	September 30, 2004
	(US$)	
Balance Sheet		
Current assets	$ 324,347	$ 246,114
Royalty interest in mineral property	2,024,720	1,817,003
Total assets	2,359,224	2,096,972
Total liabilities	46,488	107,859
Deficit	(213,266)	(628,665)
Stockholders' equity	2,312,736	1,989,113

CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the *Business Corporations Act* (Yukon) on May 7, 2003 by registration of its articles of incorporation with the Yukon Department of Community Services Consumer and Safety Services, Corporate Affairs. On November 12, 2004, the Company was continued under the *Canada Business Corporations Act.*

The Company's head office is located at 10 Inverness Drive East, Suite 104, Denver, Colorado 80112 and the registered office of the Company is located at 66 Wellington Street West, Suite 4200, Toronto Dominion Bank Tower, Box 20, Toronto-Dominion Centre, Toronto, Ontario, Canada, M5K 1N6.

Intercorporate Relationships

The Company owns 100% of the outstanding shares of IRC (U.S.) Management Inc., which was incorporated pursuant to the laws of Colorado, United States, and also owns 100% of the outstanding shares of IRC Nevada Inc., which was incorporated pursuant to the laws of Nevada, United States, for the purpose of the acquisition of royalty interests in properties in the United States. The head office of each of these subsidiaries of the Company is located at 10 Inverness Drive East, Suite 104, Denver, Colorado 80112.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company was incorporated for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. The Company intends to acquire royalties and create a diversified portfolio of royalties ranging from royalties on exploration to producing properties located around the world and consisting of multiple commodities. Management of the Company has, over the last year, identified in excess of 2,000 existing private mineral royalties. These royalties will be investigated and pursued, if appropriate, time and funds allowing. Based on the current target list and subject to the completion of this Offering, the Company intends to pursue a royalty acquisition program with the objective of expanding its royalty ownership portfolio and generating additional revenue.

Because royalty companies do not incur mine site operating costs or any ongoing capital commitments in respect of properties, the Company expects to have a high operating income to revenue ratio. With expected exposure to multiple commodities, the Company's portfolio should have sufficient diversity to provide a more stable cash flow base than would otherwise be the case with a single commodity portfolio. In management's view, there is an opportunity to provide holders of royalties with a means of monetizing the future value of their royalties through a sale to the Company.

Overview of Royalties

A royalty is a payment to a royalty holder by a property owner or an operator of a property of a percentage of the minerals or other products produced or the profits generated from the property. The granting of a royalty to a person other than the property owner or the operator of the property typically arises as a result of: (i) raising funds by granting the royalty; (ii) paying part of the consideration payable to prospectors or junior mining companies for the purchase of their property interests; or (iii) a conversion to a royalty of a participating interest in a joint venture relationship. Royalties are not working interests in the property. Therefore, the royalty holder is neither responsible for, nor has an obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities. Furthermore, because many royalties are constructed as legal contracts rather than property interests, the royalty holder's risk exposure is usually limited to metal prices and operational performance. These unique characteristics provide royalty holders with special commercial benefits not available to the property owner because the royalty holder enjoys the upside potential of the property with reduced risk.

Royalties have been imposed since at least Roman times (400 A.D.) when a 10% ''tax'' was imposed on privately owned mines. The English and French were the first European states to codify the practice around 1300 A.D. Today, the creation of royalties is most prevalent in the British Commonwealth or former colonial entities although the governments of a number of countries around the world have adopted royalties as part of the payments owed to them

by mine owners when the projects go into production. Private royalties have been created by contracts in many jurisdictions and often have the same characteristics as government royalties.

The Company has identified more than 2,000 existing private mineral royalties worldwide. Most of such royalties are related to gold projects located in North America. The growth of royalties elsewhere in the world is a direct reflection of North American companies investing in these regions with arrangements that have now become standard industry practice.

Geographic Distribution of Global Royalties


Oceania
N = 2,005
Africa
South America
Asia
Central America
Europe
North America

Distribution of Global Royalties by Commodity


N = 2,005
Unknown
Other
Platinoids
Lead
Zinc
Silver
Nickel
Diamonds
Copper
Gold

The Company has identified more than 40 different types of royalties. The major types include:

- Gross Overriding Royalties (''GOR'') are based on the total revenue stream with no deductions.
- Gross Royalties (''GR'') are based on all revenues in cash or in-kind products received by the operator for the sale of product.
- Gross Sales Royalties (''GSR'') are based on total revenues calculated in respect of sales agreements by multiplying the metal content by a reference price from the sale of ore, minerals or other products extracted from the area covered by the project.
- Net Smelter Return Royalties (''NSR'') are based on a percentage of proceeds received for refined minerals from the smelter or refinery less specified transport, insurance and other expenses.
- Net Profit Royalty or Net Interest Royalties (''NPR'' or ''NPI'') are based on the total revenues less specified accounting expenses, possible recovery of capital and interest on expenditures incurred.

Minority working or equity interests are not considered to be royalties because of the ongoing funding commitments, although they can be similar in their calculations to NPIs or NPRs. NSRs are by far the most common royalty for mineral projects with variations being based on a dollar per tonne processed or changing (''sliding'') rate tied to either metal prices, grade and/or capital repayment schedules.

An example of a successful royalty company is the former Franco-Nevada Mining Corporation (''Franco-Nevada''). Franco-Nevada was formed in 1982 and developed a large royalty portfolio over a 20 year period. The key royalties of this portfolio were its NSR and NPI royalties on the Goldstrike gold mine in Nevada. Franco-Nevada also created two other royalty companies, Euro-Nevada Mining Corporation and Redstone Resources Ltd., to hold royalties in Nevada and non-gold royalties, respectively. Franco-Nevada subsequently reacquired these other companies and was acquired by Newmont Mining Corporation in 2002 for US$2.3 billion. Other known royalty companies include Repadre Capital Corporation (now a wholly-owned subsidiary of IAMGOLD Corporation) and Royal Gold, Inc.

Initial Financing

On August 12, 2003, the Company completed a private placement of 4,400,000 Initial Financing Special Warrants at a price of $0.80 per Initial Financing Special Warrant, for gross proceeds of $3,520,000. Each Initial Financing Special Warrant is exercisable for one Common Share and approximately 0.216 of a Financing Warrant for no additional consideration. Each outstanding Initial Financing Special Warrant will be deemed to be exercised five business days after the date (the ''Trigger Date'') of the completion of this Offering and the listing of the Common Shares on the Toronto Stock Exchange (the ''TSX''). Each Financing Warrant, when issued, will be exercisable for one Common Share at a price of $3.00 per Common Share for a period of two years after the Trigger Date. As of the

date of this prospectus, 1,850,000 Initial Financing Special Warrants have been exercised for 1,850,000 Common Shares and 399,432 Financing Warrants. All 399,432 Financing Warrants have been exercised for 399,432 Common Shares at an exercise price of $3.00 per Common Share for aggregate proceeds to the Company of $1,198,296. The Common Shares and the Financing Warrants issued upon the exercise of the Initial Financing Special Warrants are subject to the Pooling Arrangement. See ''Escrowed Shares – Pooling Arrangement''.

Haywood Securities Inc., one of the Agents and the agent for the private placement of the Initial Financing Special Warrants, received 308,000 Compensation Special Warrants as partial compensation for acting as agent for such private placement. Each Compensation Special Warrant is exercisable for one Common Share at no additional cost to the holder and will be deemed to be exercised five business days after the Trigger Date. Haywood Securities Inc., as the agent for such private placement, also received 440,000 Common Share purchase warrants (the ''Compensation Warrants''). Each Compensation Warrant is exercisable for one Common Share at a price of $0.80 per Common Share for a period of two years after the Trigger Date.

See ''Description of Securities – Initial Financing Special Warrants and Financing Warrants'', ''Description of Securities – Compensation Special Warrants and Compensation Warrants'' and ''Canadian Federal Income Tax Considerations''.

Acquisition of Williams Royalty

On August 12, 2003, the Company acquired the Williams Royalty from an individual for cash consideration of $2,876,722 and the issuance of Common Share purchase warrants exercisable to purchase 950,000 Common Shares at an exercise price of $3.00 per Common Share (the ''Williams Mine Warrants''). The Williams Mine Warrants are exercisable for a period of two years after the Trigger Date. See ''Williams Royalty''.

Acquisition of Livermore Royalty Portfolio

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States from John S. Livermore for cash consideration of US$520,000. See ''Livermore Royalty Portfolio''.

Proposed Acquisition of Archean and the Voisey's Bay Royalty Interest

On August 16, 2004, the Company signed two agreements to acquire all of the outstanding shares of Archean Resources Ltd. (''Archean'') for total consideration of $180 million plus one million Common Shares, payable as to $152.5 million in cash and the balance by the issue of 6,395,349 Common Shares which have an aggregate value of $27.5 million, plus the additional one million Common Shares for a total issue of 7,395,349 Common Shares. The principal asset of Archean at the time of the signing of the agreements was a 90% indirect ownership interest in the Voisey's Bay Royalty (effectively a 2.7% NSR royalty) on the Voisey's Bay nickel-copper-cobalt property. One of the share purchase agreements also provides one shareholder of Archean with the right to nominate two directors of the Company for election by the shareholders of the Company for a period of six years after Closing. See ''Archean and the Voisey's Bay Royalty Interest''.

Proposed Acquisitions of Other Royalty Interests

The Company has entered into the royalty acquisition letter agreements described below.

On October 29, 2004, the Company signed a letter agreement with Hecla Mining Company to acquire a portfolio of 14 mineral royalty interests. Total consideration to be paid is US$550,000, payable by the issue of 158,566 Common Shares. See ''Other Proposed Royalty Interests – Hecla Mining Company Royalty Portfolio''.

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. to acquire a mineral portfolio of 22 mineral royalty interests. Consideration to be paid is US$1,250,000, payable one-half in cash and the balance by the issue of 180,189 Common Shares. See ''Other Proposed Royalty Interests – BHP Billiton Royalty Portfolio''.

On November 25, 2004, the Company signed three letter agreements with the Hunter Exploration Group to acquire a portfolio of 15 gross override royalty interests in respect of diamonds on approximately 20 million acres of land located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities. Consideration to be paid is $5 million payable by the issue of 1,162,791 Common Shares. See ''Other Proposed Royalty Interests – Hunter Exploration Group Royalty Portfolio''.

On December 7, 2004 the Company signed a letter agreement with David Fawcett to acquire 20.3% of a 1% royalty interest on five coal licenses in British Columbia, Canada. Consideration to be paid is $1,250,000, payable as to $312,500 in cash and the balance by the issue of 218,023 Common Shares. See "Other Proposed Royalty Interests – B.C. Coal Royalty Portfolio".

Financing by Way of Units

Pursuant to an agency agreement (the "Unit Agency Agreement") between the Company and Haywood Securities Inc. and GMP Securities Ltd., as agents, the agents agreed to offer to sell, on a best efforts basis, and the Company agreed to issue and sell (the "Unit Offering"), up to 60 units of the Company (the "Units") on a private placement basis to raise gross proceeds of up to $30 million. Each Unit will be comprised of one senior secured debenture in the principal amount of $500,000 (the "Debenture") and 23,256 Common Shares (the "Debenture Shares").

The agents of the Unit Offering will receive a cash commission of up to $1,950,000. The Closing of this Offering, the closing of the Unit Offering and the completion of the acquisition of all of the outstanding shares of Archean by the Company will be effected concurrently.

Each Debenture will mature on the last day of the month in which the sixth anniversary of the Closing occurs and will bear interest at the rate of 5.5% per annum, payable semi-annually, commencing on the last day of the sixth month from the date of the Closing. The holders of Debentures will have the benefit of certain covenants of the Company and of Archean which, among other things and subject to certain exceptions, will restrict the ability of the Company and Archean to incur and to permit or authorize Voisey's Bay Holding Corporation or Labrador Nickel Royalty Limited Partnership to incur certain additional indebtedness, create liens on certain assets and dispose of certain assets. Archean will guarantee the payment of principal and interest on the Debentures and the performance by the Company of its other payment obligations under the Debenture Indenture. The obligations of the Company under the Debenture Indenture will be secured by a general security agreement over all of the assets of the Company relating to the Voisey's Bay Royalty and the obligations of Archean under the guarantee will be secured by a general security agreement over all of the assets of Archean.

The Company has entered into subscription agreements with purchasers providing for the purchase of 60 Units. The subscription of the Units is subject to settlement of definitive documentation reasonably satisfactory to the purchasers of such Units containing representations and warranties, covenants and events of default customary for transactions of this nature, the results of legal due diligence, the concurrent completion of the closing of the Unit Offering, the Closing of this Offering and the completion of the purchase of all of the outstanding shares of Archean and the distribution of the Debenture Shares being qualified by this prospectus.

This prospectus qualifies the distribution of 1,395,360 Debenture Shares. See "Description of Securities – Debenture Shares".

ARCHEAN AND THE VOISEY'S BAY ROYALTY INTEREST

Background

Archean, a private Newfoundland company, entered into an option agreement with Diamond Fields Resources Inc. ("DFR") on May 18, 1993 to conduct a regional exploration program of geographic Labrador (the "Labrador Option Agreement"). Archean retained a 3.0% GOR royalty on diamonds and a 3.0% NSR royalty on base metals, precious metals, rare earth metals, elements and other minerals normally subject to net smelter returns with respect to the properties which are subject to the Labrador Option Agreement. The Voisey's Bay Ovoid and certain other nickel, copper and cobalt deposits were discovered during the course of this program. The Voisey's Bay Royalty applies to the properties now referred to and known as the Voisey's Bay property. On June 28, 1995, DFR assigned its interests in the Labrador Option Agreement and the Voisey's Bay property to its then subsidiary, Voisey's Bay Nickel Company Limited ("VBNC"). Through various transactions, Inco Limited ("Inco"), either directly or through a subsidiary, acquired all of the outstanding shares of VBNC through its acquisition in August 1995 of all of the outstanding shares of DFR it did not then own. The Voisey's Bay Royalty was secured by a mortgage granted by VBNC, as mortgagor, which mortgage was registered on June 28, 1995. The mortgage secures VBNC's obligation to pay the Voisey's Bay Royalty until US$50 million has been paid, after which time the mortgage will become void and the obligation to make further royalty payments will become an unsecured contractual obligation. The mortgage amount may be

increased to a maximum of US$100 million in the event that financing to fund the Voisey's Bay mine and mill in the amount of US$500 million is put in place. Inco has advised that there has been no borrowing to finance the Voisey's Bay mine and mill and accordingly the mortgage amount is currently US$50 million. In July 2003, Archean formed a limited partnership called Labrador Nickel Royalty Limited Partnership (''LNRLP'') to hold the Voisey's Bay Royalty. On July 10, 2003, Archean transferred and assigned the Voisey's Bay Royalty to LNRLP. Altius Resources Inc. (''Altius'') acquired a 7.5% interest in LNRLP on August 29, 2003 together with an option to increase this interest to 10%. On August 29, 2003, Voisey's Bay Holding Corporation (''Holdco''), a wholly-owned subsidiary of Archean, acquired Archean's interest in, and became the general partner of, LNRLP. On December 8, 2004, Altius exercised its option and currently holds a 10% interest in LNRLP. The organization of the persons holding the Voisey's Bay Royalty is shown below.

Pursuant to the terms of the Labrador Option Agreement, the Voisey's Bay Royalty means 3.0% (of which Archean now holds a 90% indirect ownership interest through LNRLP) of ''the actual proceeds received from any mint, smelter, refinery or other purchaser for the sale of ores, base metals, precious metals, rare earth metals, elements and any other minerals normally subject to net smelter returns or concentrates produced from the properties and sold, after deducting from such proceeds the following charges to the extent that they were not deducted by the purchaser in computing payment: smelting and refining charges; penalties; smelter assay costs and umpire assay costs; cost of freight and handling of ores, metals or concentrates from the properties to any mint, smelter, refinery, or other purchaser; marketing costs; insurance on all such ores, metals or concentrates; customs duties; or mineral taxes or the like and export and import taxes or tariffs payable in respect of said ores, metals or concentrates''. In addition, any charges to be incurred which are made to a company associated with VBNC, as successor to DFR, must be on commercially reasonable terms or must be approved in writing by the owner of the Voisey's Bay Royalty.

The Labrador Option Agreement also sets out a right of first refusal provision for the benefit of VBNC. Pursuant to the terms of such agreement, if the owner of the Voisey's Bay Royalty intends to sell the royalty it must give notice to VBNC of its intention to sell, together with the terms and conditions of such proposed sale. In addition, if the owner of the Voisey's Bay Royalty receives an offer to purchase such royalty which the owner of the Voisey's Bay Royalty wants to accept, it must first offer to sell such royalty to VBNC on the same terms and conditions. Such offer to VBNC is required to remain open for acceptance by VBNC for a period of 60 days.

The owner of the Voisey's Bay Royalty, LNRLP, is also entitled to audit, during normal business hours, such books and records as are necessary to determine the correctness of the payment of the royalty, provided, however that such audit may only be conducted on an annual basis and within 12 months after the end of the fiscal period in respect of which such audit is to be conducted. The Labrador Option Agreement also contains arbitration provisions in the event of a dispute. The Labrador Option Agreement, as amended by a 1995 agreement between the parties thereto, provides that any mineral interest acquired at any time in Labrador by either of the parties thereto, or by companies controlled by them, shall be deemed to be included as properties for the purpose of the Labrador Option Agreement. Holdco, as general partner of LNRLP, manages LNRLP and has broad powers and authority, subject to the advice of an executive committee comprised of three members, one of whom is a nominee of Altius and two of whom are nominees of Holdco. Such powers include undertaking such actions as Holdco deems appropriate to verify the amount of the Voisey's Bay Royalty payments, including the incurring of costs to investigate and verify the calculation of royalty payments under the Labrador Option Agreement and such dealings and negotiations with VBNC as may be advisable.


Christopher Verbiski
Albert Chislett
100%
Archean Resources Ltd.
(Newfoundland)
Archean
100%
Voisey's Bay Holding Corporation
(Newfoundland)
Holdco
General Partner of LNRLP
90%
Altius Resources Inc.
(Newfoundland)
Altius
10%
Labrador Nickel Royalty
Limited Partnership
(Ontario)
LNRLP
100%
Voisey's Bay
Royalty
3.0% NSR

On August 16, 2004, Christopher Verbiski and Albert Chislett, the two shareholders of Archean (the ''Vendors''), each signed a share purchase agreement (collectively the ''SPAs''), as amended, to sell their shares of Archean to the Company for a purchase price of $180 million plus one million Common Shares, payable as to $152.5 million in cash and the balance by the issue of 6,395,349 Common Shares which have an aggregate value of $27.5 million, plus the additional one million Common Shares for a total issue of 7,395,349 Common Shares. The cash purchase price of $152.5 million may be paid out of the net proceeds from this Offering, the Unit Offering or a private placement offering of Common Shares in the United States. The Company's economic assumptions in determining the consideration to be paid was based on a nickel price of $4.00/lb, a copper price of $1.00/lb, a cobalt price of $15.00/lb, a 6% discount rate and a US$/CAD$ exchange rate of 0.75. The purchase of the shares of Archean will be completed concurrent with the Closing and part of the proceeds of this Offering will be used to fund the purchase of the shares of Archean. See ''Use of Proceeds''.

Pursuant to the SPAs, the Vendors, Archean and the Company have the right to conduct due diligence investigations. The Company has completed to its satisfaction its due diligence review of Archean. The Vendors' and Archean's due diligence review of the Company has also been completed (subject to the execution of a definitive share purchase agreement between each of the Vendors and the Company).

The closing of the purchase of the shares of Archean pursuant to the SPAs is subject to a number of conditions, each of which the Company believes will be met by the date of the Closing. One of the closing conditions under the SPAs is the waiver by VBNC of its right of first offer pursuant to the VBNC Agreement described in the next paragraph. Other closing conditions which are still outstanding include completion of this Offering and Archean

divesting certain assets other than the indirect ownership interest in the Voisey's Bay Royalty and having no liabilities or obligations other than being bound by certain provisions in the VBNC Agreement (as defined in the paragraph immediately below). A further term of the SPAs requires that in the event that the tax payable in respect of the Voisey's Bay Royalty under the *Mining and Mineral Rights Tax Act* (Newfoundland and Labrador) is abolished or reduced during the period of 25 years after the closing of the purchase of the shares of Archean (the "Tax Adjustment Period"), the Company will pay an additional amount to the Vendors representing the aggregate reduction in taxes payable to the end of the Tax Adjustment Period.

The interests of the various parties who hold direct and indirect interests in, or who have obligations or rights under, the Voisey's Bay Royalty are subject to an agreement dated July 10, 2003 between Archean, Altius, Altius Minerals Corporation (the parent of Altius), the Vendors, VBNC and LNRLP (the "VBNC Agreement"). Pursuant to the terms of the VBNC Agreement, the Vendors were required to provide VBNC with notice of the proposed disposition of their shares of Archean in order to provide VBNC with an opportunity within 30 days to exercise a right of first offer with respect to such shares. On August 18, 2004, the Vendors provided such notice to VBNC and Inco. Upon completion by the Company of its acquisition of the shares of Archean, the Company will not be bound by the VBNC Agreement, although Archean and LNRLP will remain bound thereby. However, a right of first refusal for the benefit of VBNC will continue with respect to any sale of the Voisey's Bay Royalty pursuant to the Labrador Option Agreement.

Independent Consultant's Report

At the request of the Company, Gustavson Associates, LLC, ("Gustavson") based in Boulder, Colorado, has prepared a report dated October 29, 2004, revised on February 1, 2005, and entitled "Independent Technical Report, Voisey's Bay Project Royalty, Labrador, Canada" (the "Qualifying Report"). William J. Crowl, the author of the Qualifying Report, is a registered professional geologist in the state of Oregon and a member in good standing of the Australasian Institute of Mining and Metallurgy, is independent from the Company and is a "Qualified Person" for the purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"). Except where noted below, all of the technical information below is based upon the Qualifying Report and has been reviewed by the Qualified Person. The Qualifying Report has been filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects. Pursuant to an exemption order dated December 22, 2004 granted to the Company by the securities regulatory authorities in each of the provinces of Canada, the information contained in the Qualifying Report with respect to the Voisey's Bay property is primarily extracted from the technical report effective as of August 31, 2003 (the "Inco Report") prepared and filed by Inco in accordance with NI 43-101, as well as general information available in the public domain including the Company's complete database of public domain data, Inco annual reports, Inco annual information forms, information available on the Inco website and information available on other websites. The Qualified Person did not conduct a site visit, did not independently sample and assay portions of the deposit and did not review the following items prescribed by NI 43-101: (i) geological investigations, reconciliation studies, independent check assaying and independent audits; (ii) estimates and classification of mineral resources and mineral reserves, including the methodologies applied by Inco in determining such estimates and classifications, such as check calculations; or (iii) life of mine plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

The Inco Report includes freight costs incurred at the mine to transport the concentrates, an intermediate product, to the port, however such expenses are not segregated from the other costs. With the exception of the freight costs, none of the mine-site costs set out in the Inco Report impact the calculation of royalty amounts expected to be received by the Company. The Inco Report does not disclose smelting and refining costs as separate costs.

The Qualifying Report presents gross revenues and the anticipated smelter, refining, transportation and marketing costs as reviewed by Gustavson and found to be reasonable. The Qualifying Report does not include any of the mine site costs (with the exception of freight costs) because they are specifically excluded from the calculation of the Voisey's Bay Royalty.

Disclaimer Regarding Inco

Inco has not reviewed this prospectus nor the Qualifying Report, and takes no responsibility nor assumes any liability for the statements in the Qualifying Report and in this prospectus. No express or implied representation or warranty of any kind has been made by Inco that the contents of the Qualifying Report or

this prospectus are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

In particular, Inco has advised the Company that the Inco Report was prepared to satisfy the technical requirements of NI 43-101 and was not intended to be used for purposes of evaluating an acquisition of the Voisey's Bay Royalty, for valuing the Voisey's Bay Royalty for purposes of an offering of securities or for any purpose other than Inco's compliance with the technical requirements of NI 43-101. Gustavson and the Company did not obtain a copy of the Inco Report from Inco directly, nor seek consent or approval from Inco to use the Inco Report. The Company and Gustavson obtained a copy of the Inco Report from the System for Electronic Document Analysis and Retrieval at www.sedar.com and relied on it as a public document. Neither Inco nor any of the qualified persons who prepared the Inco Report consented to the use of the Inco Report by the Company for purposes of evaluating a potential acquisition of the Voisey's Bay Royalty or for any offering of securities of the Company.

The Inco Report is current only as of its effective date of August 31, 2003. Neither Inco nor any of the qualified persons who prepared the Inco Report has made or makes any representation to the Company or any other person in any way relating as to the accuracy or fitness for any use or purpose of any part of the Inco Report as currently contemplated by the Company or otherwise. Inco has expressly stated that Inco and each of the qualified persons who prepared the Inco Report accepts no responsibility or liability to the Company or any other person for any use of the Inco Report.

No information came to Gustavson's attention during its review of the data and information contained in the Inco Report that would cause Gustavson to doubt the integrity of such data and information.

Property Description and Location

The Voisey's Bay property is located on the northeast coast of Labrador, on a peninsula bordered to the north by Anaktalak Bay and to the south by Voisey's Bay. The nearest communities are Nain, approximately 35 kilometers to the northeast, and Natuashish, approximately 80 kilometers to the southeast. The site of the Voisey's Bay property is centered approximately at latitude 56°10', longitude 62°00' and extends from 555150E to 556200E and from 6242550N to 6243450N (UTM NAD83 coordinates). The Voisey's Bay property is approximately 900 kilometers north-northwest of St. John's, the capital of Newfoundland and Labrador (the "Province").

The government of the Province (the "Provincial Government") has issued nine mineral licenses consisting of a total of 1,978 claims (20,012 hectares) to VBNC, a wholly-owned subsidiary of Inco, which cover the main claim block (the "Main Block") of the Voisey's Bay project. Mineral licenses are issued for a period of five years and may be extended for three additional five-year renewal periods, for a total of 20 years.

The mineral license numbers and initial expiry dates are as follows:

License	Expiry Date
6866M	March 21, 2014
6867M	March 21, 2014
6870M	November 7, 2014
9143M	March 21, 2014
9528M	March 21, 2014
9534M	March 21, 2014
9538M	March 21, 2014
9582M	March 21, 2014
9584M	March 21, 2014

A mineral license does not entitle its holder to extract any minerals from the Voisey's Bay property covered by such license. In order to extract minerals, a mining lease must be obtained from the Provincial Government. The Provincial Government issued a mining lease to VBNC for a period of 25 years, effective 2002 and covering approximately 1,600 hectares. The mining lease gives VBNC the exclusive right to extract minerals and carry out mineral exploration, mining operations or mining processing and develop in, on or under the lands, or part of the lands, covered by the mining lease, subject to VBNC and Inco continuing to meet the terms of and conditions of a development agreement between Inco, VBNC and the Provincial Government.

On June 11, 2002, VBNC, Inco and the Provincial Government announced that they had reached a non-binding statement of principles ("Statement of Principles") covering the commercial development of the Voisey's Bay property. The Statement of Principles was approved by the provincial legislature in late June 2002 and, on October 7, 2002, Inco and VBNC signed definitive agreements with the Provincial Government to implement the terms of the Statement of Principles. The definitive agreements provide for the development of a mine and concentrator processing plant, a research and development program focusing on hydromet processing technologies, an industrial and employment benefits program for the Voisey's Bay property, a timetable for the start and completion of the principal stages of the Voisey's Bay property and other key parts and requirements covering the overall development of the Voisey's Bay property. The definitive agreements set forth certain obligations of VBNC and Inco to construct and operate (i) a demonstration plant in the Province as part of the overall research and development program to test hydromet processing technologies to treat nickel-containing ores or intermediate products from the Voisey's Bay deposits and (ii) subject to technical and economic feasibility pursuant to the terms thereof, a commercial processing facility in the Province by the end of 2011 to treat all of the Voisey's Bay ores or intermediate products to produce finished nickel and other products based upon hydromet processing technologies or, if such technologies do not meet certain technical and/or economic feasibility requirements, as may be determined by one or more agreed upon experts as provided for in such agreements, a conventional refinery for matte processing. Once the demonstration plant is completed and has received intermediate concentrate product(s) produced by the Voisey's Bay property for testing, VBNC and Inco can ship quantities of intermediate product(s) produced by the Voisey's Bay property containing nickel and/or cobalt to Inco's facilities in Ontario and Manitoba for further processing into finished nickel and cobalt products. Shipments of such Voisey's Bay intermediate concentrates are limited to certain maximum aggregate quantities and will end when the construction of the hydromet commercial processing facility is completed. If, however, a conventional matte refinery is constructed, as referred to above, then this facility would be subject to an exemption order that would enable quantities of nickel in concentrate to be shipped out of the Province on an annual basis equivalent to the contained nickel in matte processed in the conventional matte refinery during such year.

Under the definitive agreements, VBNC and Inco will also be required, prior to the cessation of the Voisey's Bay mining operations in the Province, subject to certain exceptions relating to the availability of such external sources, to bring into the Province for further processing at the hydromet or conventional matte processing facility to be constructed in the Province from sources outside the Province, in one or more intermediate forms, quantities of intermediate product, subject to certain annual minimum quantities, containing in total quantities of nickel and cobalt equivalents to what was shipped to Inco's Ontario and Manitoba operations. The definitive agreements also set forth: (1) VBNC's and Inco's commitment to an underground exploration program covering the Voisey's Bay deposits with the objective of discovering sufficient nickel-containing mineral reserves for processing beyond Phase I of the Voisey's Bay property, (2) the terms under which processing of copper intermediate in the Province would be justified, and (3) the Province's commitment to (i) a tax regime that will apply to the Voisey's Bay property, (ii) electric power rates for the Voisey's Bay property, and (iii) the issuance of the necessary permits and authorizations to enable the Voisey's Bay property to proceed. The definitive agreements also provide for programs and arrangements relating to employment and industrial benefits in connection with the construction and related aspects of the Voisey's Bay property. In addition, the definitive agreements include specific sanctions if VBNC and Inco were not to meet certain of its contractual obligations under such agreements, including the effective forfeiture of its lease to conduct mining operations in the Province. All of the conditions to the completion of the definitive agreements, including securing acceptable financing arrangements, completing the feasibility study and the finalization and execution of the tax agreement among the Provincial Government, Inco and VBNC, have been met.

The Voisey's Bay property is located in an area which is subject to recognized aboriginal land claims. Effective July 29, 2002, the Labrador Inuit Association (the "LIA") and the Innu of Labrador, represented by the Innu Nation, ratified agreements with Inco and VBNC with respect to: (1) certain payments to be made to each of the LIA and Innu Nation by VBNC over the life of the project, (2) programs related to training, employment and business opportunities to be created for the LIA and Innu Nation, and (3) the participation of each of the LIA and Innu Nation in environmental and certain other programs and procedures relating to the Voisey's Bay property.

The LIA land claim has been concluded in 2004 and the and Innu Nation continue negotiations with the Government of Canada and the Provincial Government regarding comprehensive land claim agreements.

In June 1995, Archean and DFR amended the Labrador Option Agreement to clarify certain issues and grant Archean a mortgage on certain of the mineral claims and licenses covering the Voisey's Bay property securing the

payment of the Voisey's Bay Royalty granted to it by DFR, under the terms of the Labrador Option Agreement. On July 10, 2003, Archean transferred and assigned the Voisey's Bay Royalty to LNRLP.

Accessibility, Climate, Local Resource, Infrastructure and Physiography

Recent public statements and project updates by VBNC and Inco indicate that a network of raised-gravel roads from the port at Edward's Cove in Anaktalak Bay now provides access to the Voisey's Bay property. Access is also available from an all-weather 1,600 meter gravel-surfaced airstrip. During the shipping season (June to December), the nearest community, Nain, is serviced by coastal freighter.

Northern Labrador represents a transition zone between Arctic and sub-Arctic climates. In the fall and winter seasons, intense, low-pressure weather systems commonly bring gale to storm-force winds and heavy snow to the northern coast of Labrador. Winds tend to be more moderate in summer. The Voisey's Bay area has experienced an average annual total precipitation of approximately 845 mm, comprised of 398 mm of rain and 447 mm of snow. Typical of northern regions of Canada, the coldest months in the Voisey's Bay area are January and February, when daily temperatures average -17°C. July and August are the warmest months, with average temperatures of +10°C. Seasonal extremes range between -39°C and +32°C.

The Main Block is generally sparsely treed with barren highlands to the east and west. A central, north-south trending valley runs throughout, which is well treed, has widely spaced string bogs and is covered by thick overburden. The mountainous region to the west is drained by three brooks, which empty through rocky, steep-sided valleys into Voisey's Bay. Elevations on the Main Block extend from sea level to 175 meters at Discovery Hill and to 225 meters at the Eastern Deeps. Maximum elevations in the area of the Voisey's Bay property are found at Anaktalak Bay, with hills up to 500 meters.

History and Development Plan

What is now the Voisey's Bay property was discovered in September 1993 by Archean, working on behalf of DFR during the course of a regional exploration program. A gossan was discovered at what became known as Discovery Hill that sampled up to 6% Cu and up to 3% Ni. Claims were staked in early 1994 and Archean then performed an initial ground horizontal-loop electromagnetic and magnetometer survey over the Discovery Hill and Ovoid deposits. Drilling began in October 1994. Hole VB94-02 intersected 71 meters grading 2.23% Ni, 1.47% Cu and 0.12% Co. In January 1995, DFR reported the first intersection for the Ovoid deposit: DDH VB95-07 intersected 104.3 meters of massive sulphide. In June 1995, Inco acquired a 25% interest in VBNC and an approximate 7% interest in DFR. Baseline studies were then commenced. In August 1996, Inco acquired the balance of VBNC. VBNC is now a wholly-owned subsidiary of Inco.

By November 1996, VBNC and Inco had selected the smelter and refining complex site for processing concentrates from the Voisey's Bay property. By August 1999, the mine and mill/concentrator area had been released from further environmental assessment. Negotiations with various governmental and aboriginal groups were pursued by VBNC and Inco. In January 1998 negotiations towards a commercial agreement were suspended but in June 2001 the Provincial Government, Inco and VBNC resumed negotiations towards a commercial agreement. The Statement of Principles was agreed upon on June 11, 2002. On October 7, 2002, definitive agreements were signed. On July 29, 2002 separate agreements between the LIA and Innu Nation with VBNC and Inco were ratified and made effective. Construction began in mid-2003 for the mine and concentrator. In August 2004, Inco publicly announced that the schedule for the development of the project will likely be advanced by six months, meaning that commissioning of the facilities in Labrador and Argentia could begin as early as August 2005. Full commercial production is expected to be achieved during the Spring of 2006.

A summary of the drilling program on the Voisey's Bay property is taken from the Inco Report and is summarized in the table below.

Voisey's Bay Summary of Drilling

Period	Purpose	Holes	Meters	Core Size	Assayed Samples
Ovoid / Mini-Ovoid Drilling					
1994-1998	Exploration	108	19,524	NQ	5,523
1995	Metallurgical Bulk Sample	29	4,436	HQ	257
1997	Metallurgical Bulk Sample	34	2,765	PQ	0
1997-1998	Pit Delineation Program	20	1,706	NQ	367
1997	Pit Wall Design	4	704	NQ	0
1997	Soil Testing	8	491	NQ, BQ	0
2002	Metallurgical Bulk Sample	63	6,605	PQ	0
2002	Pit Delineation Program	17	1,690	NQ	991
Total		266	37,957		6,147

Period	Purpose	Holes	Meters	Core Size	Assayed Samples
Southeast Extension Drilling					
1995-1998	Exploration	37	8,236	NQ	3,454
1997	Soil Testing	2	319	NQ, BQ	4
1997	Pit Delineation	3	259	NQ	105
1997	Exploration	5	639	NQ	162
2002	Exploration & Metallurgy	7	1,250	NQ	566
Total		55	10,703		4,291

Regional Geology

The regional geology is dominated by juxtaposed terranes of Archean and Proterozoic gneisses, extensively intruded by suites of troctolitic, gabbroic/anorthositic and granitic plutonic rocks.

The major structural feature in the region is a north-south trending collisional suture, juxtaposing Archean Nain Province gneisses to the east with Lower Proterozoic Churchill Province gneisses to the west. The crustal suture was formed more than 1,800 million years ago.

The next major geological event occurred between 1,350 and 1,290 million years ago, when the area was intruded by massive volumes of magma resulting in the emplacement of widespread, batholithic intrusions. These intrusions, collectively referred to as the Nain Plutonic Suite, include a spectrum of igneous rock types but consist mainly of anorthosite, troctolite, diorite and granite.

The gneisses and intrusive rocks of the Nain Plutonic Suite have been cut by a series of regional east-west lineaments, many of which show significant movement, and some of which cut and displace portions of the Nain Plutonic Suite. Otherwise, there has been no major deformation since the emplacement of the Nain Plutonic Suite. Mafic dikes occupy parts of these east-west structures.

The Voisey's Bay intrusion occurs in three intrusions. The first comprises the large, easterly plunging, troctolite chamber overlying the Eastern Deeps deposit. The second is the troctolite dike, commonly referred to as the "feeder dike" or "conduit". It extends north of the Eastern Deeps deposit as a thin, flat-lying body and then westward, with progressively steeper northerly dips eventually overturning to steep southerly dips. The Ovoid, Mini-Ovoid and Discovery Hill deposits occur in the steep, north-dipping segment while the Reid Brook deposit occurs in the south-dipping portion. The "conduit" ultimately approaches the top of the third body, the Western Deeps troctolite chamber below the Reid Brook deposit at a depth of about 1,000 meters. The feeder dike joins the two chambers.

Mineralization

There are four principal types of sulphide mineralization at Voisey's Bay: massive, leopard-textured, basal breccia, and disseminated in variable troctolite. The last three types are interfingered and cannot be correlated as

distinct units. They have been combined and classified as disseminated sulphide in the geological model for the Ovoid, Mini-Ovoid and Southeast Extension deposits. For the mineral resource estimates, the mineralization has been divided into two domains: massive sulphide and disseminated sulphides. The contact between the massive and disseminated sulphides is sharp with very little inter-fingering.

Current work has divided the Voisey's Bay property into six deposits: Discovery Hill, Eastern Deeps, Mini-Ovoid, Ovoid, Reid Brook, and Southeast Extension. Deposits that occur within the feeder include the Reid Brook, Discovery Hill and the Ovoid/Mini-Ovoid. The Eastern Deeps deposit occurs at the junction of a feeder dike with the Eastern Deeps chamber. The Ovoid and Mini-Ovoid deposits and a portion of the southeast extension deposit constitute the mineralization contained within the proposed open pit for Phase I of the Voisey's Bay property.

The Ovoid and Mini-Ovoid deposits form an elongate, tadpole-shaped feature with a length of 800 meters along a west-northwest axis and a maximum width of 350 meters, narrowing to less than 50 meters at its northwestern end. Toward the western extension of the Ovoid deposit, the deposit becomes more elongate or trough-like in transition to the more dike-like form of the Discovery Hill deposit. This area is known as the Mini-Ovoid deposit. In the southeast corner of the Ovoid deposit, mineralized troctolite and basal breccias extend over a buried ridge of footwall gneiss that separates the Ovoid deposit from the Eastern Deeps deposit. The Southeastern Extension mineralization averages between 50 and 100 meters thick and subcrops at the southeast end of the Ovoid deposit, plunging eastward to a depth of 450 meters.

Nickel distribution in massive sulphide is consistent throughout the Ovoid and Mini-Ovoid deposits. Overall, the massive sulphide is composed of approximately 75% pyrrhotite/troilite, 12% pentlandite, 9% chalcopyrite/cubanite and contains 5% magnetite.

Because cobalt grades are closely correlated with those of nickel, cobalt shows a very similar pattern to nickel. The significant concentration of cobalt in pentlandite suggests that nearly all cobalt occurs in this mineral.

Copper grades are considerably more variable than those of nickel. Copper grades in massive sulphide are highest along the southwest side and central portion and lowest along the west, north and east sides of the Ovoid deposit.

Sampling and Analysis: Security of Samples

Inco has reported that all diamond drill holes were securely boxed at the drill site and transported to the exploration camp via helicopter by Archean and/or VBNC personnel. Geologists would then log the holes recording lithology, descriptive text, structure, sulphide percentages and mineralogy. The data was input into a BORIS™ electronic database that interacts with the sample assay database. A comprehensive training project insured that new personnel followed consistent logging and sampling practices.

All samples were appropriately flagged in the core boxes and a standardized sample labelling protocol was employed with the core split and preserved for future work. Systematic collection of geotechnical data began in July 1995. Data recorded included core recovery, rock quality designation, fracture frequency, characteristics and attitude, point load data, magnetic susceptibility and resistivity. Efforts were made to take duplicate samples for analysis. In 2002, an audit of the database was conducted and no sampling errors were found. In addition, photographs were taken of all core. According to the Inco Report, "The authors are not aware of any factors in the sampling procedures that could materially impact the accuracy/reliability of the mineral resource and mineral reserve estimates set forth in their report." The sample checks have demonstrated that the samples are representative of the mineralization and that there is no bias in the sampling.

Chemical analysis of sample pulps from all phases of diamond drilling at the Ovoid deposit were carried out by Chemex Labs Ltd. ("Chemex") in Vancouver.

In 1995, Teck Corporation conducted a program of check analyses as part of its work. A total of 200 samples from five holes in the Ovoid deposit previously analyzed by Chemex were re-analyzed by independent assay laboratories. The program conducted by Teck Corporation corroborated Chemex's nickel and copper assays but found a bias in cobalt values. Inco carried out a similar program in 1996 and found a similar bias. The cause of the bias in cobalt analyses was identified and previous results corrected.

Mineral Resources and Reserves

A mineral resource model was completed in January 1998 and upgraded to include the Southeast Extension deposit in April 1999. This mineral resource model formed the basis for the mineral reserve estimate and mine plan used in the Inco March 2003 feasibility study and reported in the Inco Report. The mineral resource estimate has been classified in accordance with the CIM Standards of Mineral Resources and Reserves Definitions and Guidelines as set out in NI 43-101.

The following historical table was taken from the Inco Report:

Voisey's Bay Mineral Resource Estimate

Zone	Tonnes	Ni	Cu	Co	Category
Ovoid/Mini-Ovoid Massive	21,280,000	3.72%	2.17%	0.184%	Measured
Ovoid/Mini-Ovoid Disseminated	8,030,000	1.00%	0.67%	0.055%	Measured
Total Ovoid/Mini-Ovoid(1)	29,310,000	2.97%	1.76%	0.149%	Measured
Southeast Extension(2)	2,600,000	0.81%	0.47%	0.038%	Indicated
Total Measured and Indicated	31,910,000	2.79%	1.65%	0.140%	

Notes:

(1) All the blocks in the model are reported as a mineral resource i.e. no cut-off applied.

(2) Assuming selective mining of 10 x 10 x 5 meter blocks based on a 0.5% Ni cut-off grade.

Inco's calculation of a mineral reserve represents a recovery of 95% of the mineral resource estimate. The open pit deposits used a 10 x 10 x 5 meter high block size.

According to the Inco Report, the assumptions in the table below were only for open pit design used to derive the ultimate pit design as of August 31, 2003.

Inco's Voisey's Bay Economic Parameters for Ultimate Pit Definition

Parameter	Value
Nickel Price	US$3.00/lb
Copper Price	US$0.90/lb
Cobalt Price	US$7.00/lb
Exchange Rate	US$0.66 = CAD$1.00
Mining Cost	$3.34/tonne material
Milling Cost	$13.01/tonne ore
Pit Slope	Hard rock slope angles varied from 43-53°; overburden slopes set at 17°
General and Administrative Costs (including on-site and off-site charges and are generally fixed costs)	$13.33/tonne ore
Mill Recoveries and Concentrate Grades	100% massive sulphide recovery in open pit and a 72.4% recovery of the disseminated sulphide resource. The Total Resource recovered and planned to be sent to the mill is estimated to be 29 million tonnes grading 2.99% Ni, 1.76% Cu and 0.15% Co.
Smelting-Refining-Freight	Includes allowances for penalties for deleterious elements (nickel in the copper concentrate).
Other	Includes an allowance for the net smelter royalty payment to LNRLP and an Inco technical/management fee.

Inco's most recent public data in its 2003 annual report to shareholders states that the Voisey's Bay project involves, as of year end 2003, an estimated Indicated Resource of 54 million tonnes grading 1.53% Ni, 0.70% Cu and

0.09% Co and an estimated Inferred Resource of 16 million tonnes grading 1.60% Ni, 0.80% Cu and 0.10% Co which are to be mined by both open pit and underground methods, in addition to its reported open pit Proven Reserves and Probable Reserves of 30 million tonnes grading 2.85% Ni, 1.68% Cu and 0.14% Co for the Ovoid, Mini-Ovoid and Southeast Extension deposits.

Operations

Mining Operations

According to the Inco Report, the following planned production schedule was used for purposes of mining the Reserves as of August 31, 2003:

Voisey's Bay Proposed Mining Schedule

		Mineral Reserves				Waste		
			Mill Head Grade					
Mining Year	Block NSR Cut-off per tonne	Ore tonnes '000s	Ni-%	Cu-%	Co-%	Rock tonnes '000s	Overburden tonnes '000s	Annual Total tonnes '000s
2003-2005							6,200	6,200
2006	$20.00	1,612	3.35	2.18	0.157	200	1,188	3,000
2007	$15.00	1,944	3.67	2.33	0.172	77	2,579	4,600
2008	$15.00	2,016	3.56	2.22	0.167	418	2,166	4,600
2009	$15.00	2,131	3.33	1.89	0.165	1,441	1,028	4,600
2010	$25.00	2,190	3.25	1.78	0.161	1,579	831	4,600
2011	$25.00	2,190	3.25	1.90	0.160	1,619	2,391	6,200
2012	$35.00	2,190	3.36	1.98	0.154	1,750	2,260	6,200
2013	$32.00	2,400	3.08	1.67	0.156	2,295	1,505	6,200
2014	$13.01	2,625	2.23	1.27	0.119	3,029	546	6,200
2015	$13.01	2,625	2.23	1.29	0.115	2,257	118	5,000
2016	$13.01	2,625	2.23	1.27	0.115	1,375	0	4,000
2017	$13.01	2,554	2.30	1.36	0.119	1,446	0	4,000
2018	$13.01	2,595	2.25	1.35	0.118	1,760	0	4,355
2019	$13.01	722	2.34	1.30	0.123	267	0	989
Total / Average:		30,419	2.85	1.68	0.142	19,513	20,812	70,744

The Ovoid deposit is planned to be mined utilizing conventional open pit methods. According to the Inco Report, VBNC intends to drill on five meter benches, with final walls being double (or quadruple) benched. Material is planned to be loaded into 50 tonne haul trucks using wheel loaders and ore is planned to be hauled to the primary crusher located at the mill. Waste rock and overburden is planned to be hauled and deposited on dumps located within close proximity to the pit.

As of December 9, 2004, VBNC's website (www.vbnc.com) stated: "We currently estimate that a total investment of approximately CAD$3 billion will be made in mining and processing in the Province over the 30-year life of the Voisey's Bay project". This is in contrast with the Inco Report which indicates a mine life of approximately 14 years for Phase I.

Processing

The selected metallurgical process for the concentrate is planned to include conventional crushing, wet grinding and differential flotation, using slaked lime for pH control throughout the circuit, to produce high-grade and middling nickel concentrates and a copper concentrate. It is expected that thickeners and pressure filters will dewater these concentrates to produce damp filter cake for shipment to the property port and beyond. The concentrator plant is planned to commence operations at a feed rate of 6,000 tonnes per day and is planned to be upgraded to 7,200 tonnes per day in the second half of the Ovoid deposit mine life as the ore grade decreases.

The Inco Report estimates total capital costs to be $2.33 billion over the life of the Voisey's Bay project, of which approximately $900 million will be spent on Phase I. The only phase of the Voisey's Bay project that is addressed in great detail in the Inco Report as of August 31, 2003 is Phase I.

Inco estimates, in the Inco Report, that the operating costs per pound of nickel for Phase I of the Voisey's Bay project to be incurred by VBNC are US$0.93/lb Ni net of by-product credits and US$1.65/lb Ni excluding by-product credits. On a cost per tonne of ore basis, the distribution of these on-site costs are presented below.

Voisey's Bay Estimated Operating Costs

Operating Costs	$/Tonne Ore
Mining	8.68
Concentrator	12.60
VBNC General and Administrative	17.33
Owner's Costs	2.14
Freight to Supply Site	4.57
Total Operating Costs	45.32

Inco projected, in the Inco Report, that if the hydromet technology is commercially feasible, the processing costs to be incurred by VBNC over the period of operation of that facility are estimated to be $33.06 per tonne of ore processed.

During Phase I of the Voisey's Bay project, the property is expected to produce two nickel concentrates which will also contain cobalt and which are to be processed at Inco's Sudbury and Thompson operations until the hydromet commercial plant is operational in 2012 and thereafter (Phase II) the property will produce finished nickel and cobalt products, subject to hydromet processing technologies meeting certain technological and/or economic feasibility requirements. Copper concentrate is expected to be produced and sold to companies with copper smelting and refining facilities over the life of the Voisey's Bay project.

According to the Inco Report, over Phase I, the Voisey's Bay mine project is expected to produce an average of 110 million pounds of nickel per year plus 85 million pounds of copper and 5 million pounds of cobalt per year.

The Voisey's Bay Royalty is expected to begin paying during the first quarter of 2006. During the first 13 years of operations of the Voisey's Bay property, the Company projects that its share of the proceeds payable to LNRLP will range from $14.02 to $21.40 million per year, with an average of $16.40 million per year on a pre-tax basis, after withholding of the Labrador mineral royalty tax, and assuming a US$/CAD$ exchange rate of 0.75. The Voisey's Bay Royalty is most sensitive to nickel prices.

The cash flow model in the table below as set out in the Qualifying Report assumes different prices from those set out in the Inco Report.

Voisey's Bay Property Cash Flow (calculated with respect to the Company's indirect 2.7% interest) taken from the Qualifying Report

	Units	Total or Avg.	Pre-production		VBNC Project Start												
			2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Metal Prices																	
Nickel	US$/lb	4.40	—	—	5.00	5.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00
Copper	US$/lb	1.00	—	—	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Cobalt	US$/lb	15.00	—	—	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00
Ore Treated																	
Tons Processed	kt	29,697	0	0	1,612	1,944	2,016	2,131	2,190	2,190	2,190	2,400	2,625	2,625	2,625	2,554	2,595
Ore Grade																	
Nickel	%	2.86%	0.00%	0.00%	3.35%	3.67%	3.56%	3.33%	3.25%	3.25%	3.36%	3.08%	2.23%	2.23%	2.23%	2.30%	2.25%
Copper	%	1.68%	0.00%	0.00%	2.18%	2.33%	2.22%	1.89%	1.78%	1.90%	1.98%	1.67%	1.27%	1.29%	1.27%	1.36%	1.36%
Cobalt	%	0.14%	0.00%	0.00%	0.16%	0.17%	0.17%	0.17%	0.17%	0.16%	0.15%	0.16%	0.12%	0.12%	0.12%	0.12%	0.12%
Contained Metal																	
Nickel	klb	1,875,397	0	0	119,053	157,287	158,223	156,443	156,912	156,912	162,223	162,964	129,052	129,052	129,052	129,503	128,721
Copper	klb	1,102,445	0	0	77,473	99,858	98,667	88,792	85,940	91,733	95,596	88,360	73, 496	74,653	73,496	76,575	77,805
Cobalt	klb	93,784	0	0	5,686	7,286	7,556	7,987	8,208	7,725	7,435	8,254	6,887	6,655	6,655	6,700	6,751
Process																	
Nickel Concentrate	k dmt	3,864	0	0	241	316	319	321	322	320	329	334	261	280	281	280	261
Copper Concentrate	k dmt	1,313	0	0	92	118	117	106	102	109	114	105	88	89	88	91	93
Tails	k dmt	24,520	0	0	1,279	1,510	1,581	1,705	1,766	1,761	1,747	1,961	2,276	2,256	2,256	2,183	2,240
Total	k dmt	29,697	0	0	1,612	1,944	2,016	2,131	2,190	2,190	2,190	2,400	2,625	2,625	2,625	2,554	2,595
Gross Revenue																	
Nickel Concentrate	US$000	7,993,115	0	0	595,214	790,371	656,832	651,749	652,600	652,307	668,589	677,978	531,061	528,178	528,141	531,421	528,674
Copper Concentrate	US$000	897,795	0	0	63,386	81,677	80,824	72,553	69,950	74,998	78,251	72,072	59,542	60,211	59,361	61,882	63,089
Total	US$000	8,890,910	0	0	658,600	872,048	737,656	724,302	722,551	727,305	746,840	750,051	590,602	588,388	587,502	593,303	591,763
Smelting, Refining, Freight & Marketing Costs																	
Total	US$000	1,487,617	0	0	98,132	129,110	129,457	126,591	126,165	127,294	125,935	124,863	98,259	100,668	100,632	101,364	99,146
Net Smelter Return	US$000	7,403,293	0	0	560,468	742,938	608,199	597,711	596,385	600,010	620,904	625,187	492,343	487,721	486,870	491,939	492,617
NSR Royalty Cash Flow																	
Royalty @ 2.7%	US$000	199,889	0	0	15,133	20,059	16,421	16,138	16,102	16,200	16,764	16,880	13,293	13,168	13,145	13,282	13,301
Costs																	
Acquisition	US$000	135,000	135,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Labrador Tax @ 20%	US$000	39,978	0	0	3,027	4,012	3,284	3,228	3,220	3,240	3,353	3,376	2,659	2,634	2,629	2,656	2,660
Costs	US$000	174,978	135,000	0	3,027	4,012	3,284	3,228	3,220	3,240	3,353	3,376	2,659	2,634	2,629	2,656	2,660
Royalty Cash Flow*	US$000	159,911	(135,000)	0	12,106	16,047	13,137	12,911	12,882	12,960	13,412	13,504	10,635	10,535	10,516	10,626	10,641
	CDN$000	213,215	(180,000)	0	16,141	21,397	17,516	17,214	17,176	17,280	17,882	18,005	14,179	14,046	14,022	14,168	14,187

CDN$1.00 = US$0.75

*For Years 2006-2018 only

Expected Royalty Cash Flow Sensitivity to Exchange Rate and Nickel Price

Exchange Rate (US/CAD)	2006 Ni Price (US$/Lb)					2007 Ni Price (US$/Lb)				
	$3.00	$4.00	$5.00	$6.00	$7.00	$3.00	$4.00	$5.00	$6.00	$7.00
	Revenues (CAD$ millions)					Revenues (CAD$ millions)				
0.75	10.23	13.19	16.14	19.10	22.05	13.55	17.47	21.40	25.32	29.24
0.80	9.59	12.36	15.13	17.90	20.67	12.70	16.38	20.06	23.74	27.42
0.85	9.03	11.64	14.24	16.85	19.45	11.95	15.42	18.88	22.34	25.80
0.90	8.52	10.99	13.45	15.91	18.37	11.29	14.56	17.83	21.10	24.37

Nickel Supply and Demand

The following table summarizes certain world primary nickel market and London Metal Exchange (''LME'') statistics for the years indicated (in tonnes):

Year-End Combined

Year	World Nickel Demand	Primary World Nickel Supply	Western World[2] Primary Producers and Year-End LME Inventories	Average LME Inventories	Annual Cash Nickel Prices (US$/tonne)
1999	1,048,000	1,027,000	120,000	46,962	6,015
2000	1,109,000	1,105,000	90,000	9,678	8,642
2001	1,085,000	1,145,000	106,000	19,188	5,948
2002	1,168,000	1,171,000	100,000	21,972	6,775
2003	1,251,000[1]	1,192,000[1]	104,000[1]	24,072	9,633

(1) Preliminary estimates.

(2) Excludes Russia, other members of the former Commonwealth of Independent States, China, Cuba and Eastern Europe.

Stainless steel accounts for two-thirds of the primary nickel consumption worldwide. Demand for stainless steel in China has been particularly robust since 2000 and is now on a par with that of Japan. Canaccord Capital Corporation (2003) reported that Chinese demand has been growing at a compounded rate of 25% since 1992. Since 1950, stainless steel production in the Western World has been growing at an average rate of 6.0% per year.

During 2004, nickel prices were at their highest level since 1989. For the week ending December 3, 2004, the LME cash price for 99.8% pure nickel averaged US$13,895 per metric ton (US$6.30 per pound). Twelve months earlier, the cash price was US$12,578 per ton (US$5.71 per pound).

With respect to future trends, in October 2004, Haywood Securities Inc. compiled a summary of nickel price projections which they obtained from publications of various investment banks.

Investment Bank	Date of Estimate	Estimates (U.S.$/Lb.(Ni)) 2004	2005	2006
CIBC World Markets	February 23, 2004	$6.50	$5.80	—
Morgan Stanley N.A.	March 10, 2004	$7.00	$7.50	$7.00
CSFB	June 21, 2004	$6.29	$6.13	$6.00
Deutsche Bank	May 14, 2004	$6.18	$5.30	$4.17
Morgan Stanley Europe	June 1, 2004	$6.00	$7.00	$6.00
UBS	June 1, 2004	$5.89	$5.00	—
JP Morgan Europe	June 14, 2004	$5.97	$6.00	$5.19
Average		$6.26	$6.10	$5.67

Marketing and Sales

The Voisey's Bay property is expected to produce different products during each phase. During Phase I, two nickel concentrates, which will also contain cobalt, and a copper concentrate are expected to be produced. During Phase II, copper and nickel concentrates will continue to be produced and nickel cathode will also be produced, either directly from Voisey's Bay property concentrate using a hydromet process designed by Inco, or from other existing operations of Inco or other smelters, using a conventional nickel refinery. In either case, both the nickel and cobalt metals produced during Phase II will be of suitable quality for use in a wide range of applications.

Exploration

VBNC and Inco continue to explore the Voisey's Bay property and have planned investments to continue both regional surface exploration as well as underground exploration. These efforts are focused on converting the Indicated and Inferred Resources into Reserves status as well as extending known zones and testing additional targets on the property.

WILLIAMS ROYALTY

The following information relating to the Williams gold mine (the "Williams Mine") was taken from information publicly disclosed by Teck Cominco Limited ("Teck Cominco") including Teck Cominco's 2003 annual information form dated February 20, 2004. Teck Cominco has not reviewed this prospectus and takes no responsibility nor assumes any liability for the statements herein. No express or implied representation or warranty has been made by Teck Cominco that the contents of this prospectus are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

The Company owns a 0.25% NSR royalty (the "Williams Royalty") on the Williams Mine in the Township of Bomby, District of Thunderbay, Ontario, Canada, approximately 35 kilometers east of the town of Marathon. The Williams Mine is currently owned and operated equally by Teck Cominco and Homestake Canada Inc., a wholly-owned subsidiary of Barrick Gold Corporation, and is subject to a total 2.25% NSR royalty. The Williams Mine has been operating since the fall of 1985.

The Company acquired the Williams Royalty on August 12, 2003 from an individual for cash consideration of $2,876,722 and the issuance of the Williams Mine Warrants.

The Williams Mine is comprised of 11 patented claims and six leased claims covering approximately 270 hectares. These claims include: TB 32051, TB 32052, TB 32053, TB 32054, TB 32154, TB 32155, TB 32055, TB 32156, TB 32157, TB 32158, and TB 32159.

The Williams Mine lies adjacent to the Trans-Canada Highway in the Hemlo mining district and operates throughout the year. The Williams Mine operates under certificates of approval for industrial wastewater and air, which are administered by the provincial regulatory authorities, and all necessary permits and certificates that are material to the operation are in place.

The Williams Mine has been in continuous production since December 1985 with the following results:

Williams Mine Historical Production

Year	Tonnes Milled ('000)	Gold Grade G/T	Recovery Rate %	Gold Ounces ('000)	Cash Costs[1] US$/Oz
1985	149	N/A	N/A	10	N/A
1986	1,356	5.3	91.7	233	223
1987	1,224	7.6	94.2	281	194
1988	1,542	8.1	94.2	379	194
1989	1,923	8.4	95.0	494	194
1990	2,281	8.5	95.0	594	164
1991	2,185	7.8	95.0	519	174
1992	2,300	7.0	95.4	497	188

Year	Tonnes Milled ('000)	Gold Grade G/T	Recovery Rate %	Gold Ounces ('000)	Cash Costs[1] US$/Oz
1993	2,320	6.9	95.4	492	186
1994	2,303	6.3	95.4	445	191
1995	2,366	5.6	95.0	405	216
1996	2,343	5.7	95.3	411	218
1997	2,409	5.5	94.9	402	224
1998	2,468	5.2	94.7	390	212
1999	2,432	5.7	95.2	424	200
2000	2,497	5.4	95.0	414	192
2001	3,038	4.9	93.1	446	187
2002	3,029	4.4	94.6	405	219
2003[2]	N/A	N/A	N/A	N/A	N/A
2004[2]	N/A	N/A	N/A	N/A	N/A

(1) During this period of time, the definition of cash cost has been standardized. Therefore, the earlier cash costs may not be directly comparable on a year-to-year basis.

(2) During 2003 and 2004, the operator commingled ore from the Williams Mine and the David Bell mine and did not provide data specific to the Williams Mine.

As of December 31, 2003, Teck Cominco reported in its annual report that the Williams Mine hosted underground Proven and Probable Reserves of 10,340,000 tonnes grading 5.13 g/t Au for 1,706,600 ounces of gold. Additional open pit reserves total 19,130,000 tonnes grading 1.65 g/t Au for an additional 1,015,600 ounces of gold. These reserves were calculated using a US$325 per ounce gold price. Measured and Indicated Resources total 4,380,000 tonnes grading 2.38 g/t Au for 335,232 ounces. An additional Inferred Resources of 7,170,000 tonnes grading 4.87 g/t Au is also reported.

The Williams Mine is primarily an underground operation with some open-pit mining. The underground mine is accessed by a 1,300 meter production shaft and mining is carried out by long hole stoping with paste backfill.

The Williams Mine and the David Bell mine share milling, processing and tailings facilities. Crushed ore is conveyed from the mine head frame to a coarse ore bin. The coarse ore is then conveyed to a two-stage semi-autogenous ball mill run in conjunction with a ball mill. After grinding, the pulp is thickened prior to pre-aeration and leaching for gold extraction by carbon-in-pulp processes. The carbon is then stripped of its gold content and the gold is recovered by electrowinning. Approximately 20% of the gold is recovered by a gravity circuit. The recovered gold is smelted into doré on site and shipped to an outside refinery for processing into bullion.

The Williams mill was initially commissioned at a processing rate of approximately 3,000 tonnes per day and capacity was expanded to 6,000 tonnes per day in late 1988. The Williams mill presently operates at the rate of approximately 10,000 tonnes per day. According to Teck Cominco, the Williams Mine has a remaining mine life of over 10 years.

Power for the operation at the Williams Mine is taken from the Ontario Hydro grid. Water requirements are sourced from Cedar Creek. Personnel from the Williams Mine live in nearby areas, with the majority living in Marathon, Ontario.

In 2002, a new tertiary grinding circuit was commissioned successfully in the first quarter. This increased the fineness of grind and allowed gold recovery rates to return to historical levels at the current milling rate. The $8 million project was completed in 26 weeks, ahead of schedule and under budget.

During the past five years, the Williams Royalty has paid the following amounts:

Williams Mine Royalty Receipts

Year	Royalty Receipts	Gold Price US$/Oz[2]
1999[1]	$428,830	278.77
2000[1]	411,595	279.03
2001[1]	472,721	270.99
2002[1]	490,421	309.97
2003[1]	562,004	363.51
2004[3]	346,583	400.62

(1) Amounts paid to the previous owner. The Company began to receive the Williams Royalty payments in the third quarter of 2003. Of the $562,004 paid in 2003, $238,799 was received by the Company.

(2) Simple average of the annual London Gold P.M. Fix.

(3) For the first nine months of 2004.

LIVERMORE ROYALTY PORTFOLIO

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States from John S. Livermore for cash consideration of US$520,000.

A brief description (including the name of the property subject to each royalty) of the royalties acquired by the Company from John S. Livermore is provided below.

Livermore Royalty Portfolio

Property	Location	Royalty	Operator	Status	Commodity
Hasbrouck Mountain	Nevada, United States	1.5% NSR	Vista Gold Corporation	Feasibility	Au, Ag
Pinson	Nevada, United States	3.0% NSR	Atna Resources	Exploration	Au

Neither of the royalties acquired from John S. Livermore is subject to any buy-down right, claw-back right or pre-emptive right.

According to publicly disclosed information, Atna Resources Ltd. (''Atna''), the operator of the Pinson property, which is located in the Getchell trend of Nevada, is acquiring an initial 70% in the property by spending US$12 million over four years with a commitment to spend US$1.5 million in the first year. Upon Atna's vesting with a 70% interest and delivering a preliminary feasibility study, Barrick Gold Corporation, through its wholly-owned subsidiary, Pinson Mining Company, may elect to: (1) back in to a 70% interest by spending an additional US$30 million on the property over a three year period, or (2) form a 70:30 joint venture, with Atna holding a 70% interest as operator and each party contributing its share of further expenditures, or (3) sell its remaining 30% interest to Atna for US$15 million. Atna intends to explore the potential for the underground development of several known zones of high-grade mineralization that dip below the historic Pinson open pit mines and are believed to potentially host in excess of one million ounces of gold. The drilling of a total of 29 holes, including 20,000 meters of reverse circulation pre-collars and 10,000 feet of core tails, was started in 2004. A news release dated November 22, 2004 issued by Atna disclosed results from seven holes, the best intersection of which was 23.4 meters grading 13.95 grams/ton gold.

OTHER PROPOSED ROYALTY INTERESTS

BHP Billiton Royalty Portfolio

On November 15, 2004, the Company entered into a letter agreement with BHP Billiton World Exploration Inc. (''BHP Billiton'') to acquire a portfolio of 22 mineral royalties for a total purchase price of US$1,250,000 dollars, payable one-half in cash and the balance by the issue of 180,189 Common Shares. The portfolio contains various types of royalties on five feasibility-stage and 17 exploration-stage properties being explored for copper, diamonds, gold, molybdenum, non-metallics, nickel, platinoids, silver or zinc. BHP Billiton has agreed to provide the Company with a right of first offer with respect to the Common Shares issued to BHP Billiton for the purchase of the 22 mineral royalties. These properties are located predominantly in Australia and Canada but also are located in Brazil, Burkina Faso, Dominican Republic, Ghana, Mexico, Russia, Tunisia and the United States. A brief description (including the

name of the property subject to each royalty) of the royalties to be acquired by the Company from BHP Billiton is provided below.

BHP Billiton Royalties

Property	Location	Royalty	Operator	Status	Commodity
12 Mile Creek	Queensland, Australia	2.5% NSR	Glengarry Resources	Exploration	Cu, Au
Abitibi Extension	Quebec, Canada	2.0% NSR	Eastmain Resources	Exploration	Zn, Cu, Au, Diamonds
Almaden – 1	Oaxaca, Mexico	2.0% NSR	Almaden Minerals	Exploration	Cu, Au
Almaden – 2	Oaxaca, Mexico	1.0% GOR	Almaden Minerals	Exploration	Diamonds, Non-metallic
Belahouro	Burkina Faso	2.5% GSR	Resolute (West Africa) Limited	Feasibility	Au
Caber	Quebec, Canada	1.0% NSR	Metco Resources	Feasibility	Zn, Cu, Au, Ag
Eastern Canada Recon	Quebec, Ontario and New Brunswick, Canada	3.0% NSR	Eastmain Resources	Exploration	Au, Diamonds
Expo	British Columbia, Canada	10.0% NPI	Lumina Copper	Exploration	Cu, Au
Island Mountain (Poorman Creek)	Nevada, United States	2.0% NSR	Gateway Gold	Exploration	Au
Kubi Village	Ghana	3.0% NPI	AngloGold Ashanti	Feasibility	Au
Los Cumani	Dominican Republic	2.0% NSR	Linear Gold	Exploration	Au
Mara Rosa	Goias, Brazil	1.0% NSR	Amarillo Gold	Feasibility	Au
Pana – 1	Russia	0.75% – 1.0% NSR	Barrick Gold	Exploration	PGM, Ni, Cu, Au, Ag
Pana – 2	Russia	0.5% NSR	Barrick Gold	Exploration	PGM, Ni, Cu, Au, Ag
Pana – 3	Russia	1.25% – 1.50% NSR	Barrick Gold	Exploration	PGM, Ni, Cu, Au, Ag
Qimmiq	Nunavut, Canada	1.0% – 3.0% NSR	Commander Resources	Exploration	Au
Railroad	New Brunswick, Canada	3.0% NSR	Eastmain Resources	Exploration	Zn, Pb, Ag
Selwyn Greenfield	Queensland, Australia	Capped Australian Dollar $1.10/tonne	Selwyn Mines	Exploration	Cu, Au
Tingley Brook	New Brunswick, Canada	3.0% NSR	Eastmain Resources	Exploration	Zn, Cu, Ag, Pb
Tropico	Sinaloa, Mexico	2.25% NSR	Almaden Minerals	Exploration	PGM
Trozza	Tunisia	2.5% NSR	Albidon Ltd.	Exploration	Zn
Ulu	Nunavut, Canada	5.0% NSR	Wolfden Resources	Feasibility	Au

The letter agreement with BHP Billiton provides that in the event a current operator of any of the properties which is subject to a royalty to be acquired from BHP Billiton exercises its buy-down right in respect of all or any part of the royalty, then the purchase price to be paid by the Company to BHP Billiton will be adjusted in accordance with the terms of the letter agreement. Six royalties (Abitibi Extension, Eastern Canada Recon, Kubi Village, Los Cumani, Railroad and Tingley Brook) are subject to buy-down rights.

Certain of the royalties (12 Mile Creek, Almaden-1, Almaden-2, Expo, Los Cumani, Pana-1, Pana-2 and Pana-3) are subject to pre-emptive rights for the benefit of the operators. BHP Billiton has also retained the right to claw-back

certain of the royalties (12 Mile Creek, Almaden-1, Almaden-2, Los Cumani, Qimmiq and Trozza). Pursuant to the terms of the letter agreement, the Company will be paid compensation equal to twice the purchase price allocated to the particular royalty if the claw-back occurs within five years after the closing date of the purchase of the royalties (or three times such price if the claw-back is exercised more than five years after the closing date of the purchase of the royalties). The letter agreement contemplates that the closing of the purchase of the royalties to be acquired from BHP Billiton will occur within 30 days after the closing of this Offering.

Hecla Mining Company Royalty Portfolio

On October 29, 2004, the Company entered into a letter agreement with Hecla Mining Company (''Hecla'') to acquire 14 mineral royalties. The purchase price is US$550,000 payable by the issue of 158,566 Common Shares. Hecla has agreed to provide the Company with a right of first offer with respect to the Common Shares issued to Hecla for the purchase of the 14 mineral royalties.

A brief description (including the name of the property subject to each royalty) of the royalties to be acquired by the Company from Hecla is provided below.

Hecla Mining Company Royalty Portfolio

Property	Location	Royalty	Operator	Status	Commodity
Alto Dorado	Peru	2.5% NSR	Candente Resources	Exploration	Au, Cu
Ambrosia Lake	New Mexico, United States	2.0% GOR	Unknown	Exploration	U
Apex	Utah, United States	3.0% Capped NSR	Unknown	Exploration	Ga, Ge, Cu
Clear	Nevada, United States	3.0% NSR	Minefinders Corp.	Exploration	Au
Dottie	Nevada, United States	3.0% NSR	Minefinders Corp.	Exploration	Au
Gutsy	Nevada, United States	3.0% NSR	Minefinders Corp.	Exploration	Au
Liard /Schaft Creek	British Columbia, Canada	3.5% NPR	Teck Cominco	Exploration	Cu, Mo, Au
Longton /Triple W	Oklahoma, United States	0.0625% Working Interest	Geodome Petroleum	Producer	Oil
Oro Blanco	Arizona, United States	3.0% NSR	Minefinders Corp.	Exploration	Au, Ag
Soledad Mountain	California, United States	Capped Sliding Scale NSR	Golden Queen Mining	Feasibility	Au, Ag
Trenton Canyon	Nevada, United States	3.0% GR	Newmont Mining	Development	precious metals(1)
Trenton Canyon	Nevada, United States	10.0% NPI	Newmont Mining	Development	non-precious metals(2)
Wheeler 7U-1	Colorado, United States	0.00015672 Working Interest	Texaco Exploration	Producer	Gas
Yellowknife Lithium	Northwest Territories, Canada	2.0% NPR	Erex International	Exploration	Li

(1) Products from properties from which greater than 60% of the revenues are projected to be derived from the production and sale of gold and silver according to the feasibility study upon which a production decision is based.

(2) Products from properties from which less than 60% of the revenues are projected to be derived from the production and sale of gold and silver according to the feasibility study upon which a production decision is based.

The letter agreement with Hecla provides that the closing of the purchase of the royalties must occur no later than June 30, 2005. With the exception of the royalty on the Alto Dorado gold-silver exploration property, which is subject to a buy-back right, none of the royalties to be acquired from Hecla are subject to any pre-emptive right, buy-back right or claw-back right.

A significant royalty in the Hecla portfolio is on the Alto Dorado property located in northern Peru. The operator, Candente Resources Corporation (''Candente''), has publicly reported that the current land position encompasses 2,400 hectares (6,000 acres) but the royalty also applies to an additional three kilometer area of mutual interest. Candente publicly reported that on June 1, 2002, Candente entered into an agreement with Hecla to acquire a 100% interest in the Alto Dorado property for consideration including a 2.5% NSR royalty. If Candente sells any interest in the Alto Dorado property to another party, 25% of any cash payment or shares of any company (less annual vigencia payments) received as consideration are to be paid to the holder of the royalty if the sale is within the first year, declining to 20% if the sale is in the second year, 15% if the sale is in the third year and 10% if the sale is in the fourth year. The NSR royalty can be reduced from 2.5% to 1.0%, by paying the amount of US$1.5 million. The cash equivalent value of any consideration paid by Candente will be applied to the NSR royalty buy-back right.

Candente has also publicly reported that the Alto Dorado property hosts both high sulphidation and porphyry gold targets similar to those found at the Pierina and Yanacocha mines located in Peru and is located halfway between the Yanacocha and Pierina mines and 36 kilometers south-southeast of the Alto Chicama property.

The Alto Dorado property has no known Resources or Reserves.

Hunter Exploration Group Royalty Portfolio

On November 25, 2004, the Company entered into three letter agreements with the Hunter Exploration Group (the ''Hunter Group'') to acquire one half of its interest in gross override royalties in respect of diamonds on approximately 20 million acres (8.297 million hectares) of prospective diamond exploration lands in Nunavut Territory in the eastern Arctic region of Canada. The Company can acquire an interest in these 17 royalties for $5 million paid by the issue of 1,162,791 of Common Shares. The royalties to be acquired from the Hunter Group range from 1.0% to 1.25% GOR. The letter agreements provide that the closing of the purchase of the royalties to be acquired from the Hunter Group will occur concurrent with the closing of this Offering.

A brief description (including the name of the property subject to each royalty) of the royalties to be acquired by the Company from the Hunter Group is provided below.

Hunter Exploration Group Royalty Portfolio

Property	Location	Royalty	Operators	Commodity
Aviat One	Melville Peninsula Nunavut, Canada	1% GOR	Stornoway Diamond BHP Billiton Hunter Exploration	Diamonds
Aviat Two	Melville Peninsula, Nunavut, Canada	1% GOR	Stornoway Diamond, BHP Billiton, Hunter Exploration	Diamonds
Barrow Lake and North Kellet River	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds
Bear	Coronation Gulf, Nunavut, Canada	1% GOR	Stornoway Diamond Strongbow Exploration	Diamonds
Boothia Peninsula	Boothia Peninsula Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds
Churchilll	Churchill District, Nunavut, Canada	1% GOR	Shear Minerals Stornoway Diamond BHP Billiton	Diamonds

Property	Location	Royalty	Operators	Commodity
Churchill West	Churchill District, Nunavut, Canada	1% GOR	International Samuel Shear Minerals Stornoway Diamond BHP Billiton	Diamonds
Dirty Shovel	Melville, Nunavut, Canada	1% GOR	BHP Billiton	Diamonds
Fury, Sarcpa and Gem	Melville Regional Nunavut, Canada	1% GOR	Strongbow Exploration NDT Ventures	Diamonds
Hayes River	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds
Jewel	Coronation Gulf, Nunavut, Canada	1% GOR	Stornoway Diamond Strongbow Exploration	Diamonds
Jubilee	Coronation Gulf, Nunavut, Canada	0.5% GOR	Stornoway Diamond International Samuel Nordic Diamonds	Diamonds
Melville	Melville, Nunavut, Canada	1% GOR	Strongbow Exploration Stornoway Diamond Hunter Exploration	Diamonds
Naniruaq and Qulliq	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration International Samuel Hunter Exploration	Diamonds
Peregrine	Coronation Gulf, Nunavut, Canada	1% GOR	Diamondex Resources Stornoway Diamond	Diamonds
Princess, Marquis & Crown	Coronation Gulf, Nunavut Canada	1% GOR	Stornoway Diamond	Diamonds
Repulse Bay Area	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds

None of the royalties to be acquired from the Hunter Group are subject to pre-emptive or claw-back rights with the exception of Dirty Shovel, which is subject to a pre-emptive right. The following properties are subject to buy-back rights for the benefit of the operator of the property: Bear, Fury, Sarcpa and Gem, Jewel, Melville, Peregrine, Princess, Marquis & Crown.

According to a news release dated December 14, 2004 of Stornoway Diamond Corporation, exploration has successfully defined six kimberlite pipes on the Aviat properties, all of which are diamondiferous. An additional 22 kimberlite pipes have been discovered on the Churchill property plus two more kimberlite pipes on the Churchill West property. Collectively, more than 150 targets have been identified, many of which will be tested in extensive drilling campaigns planned by the operators during the spring of 2005.

B.C. Coal Royalty Portfolio

On December 7, 2004 the Company signed a letter agreement with David Fawcett to acquire 20.3% of a 1% royalty of the FOB (free on board) price of product tonnes of coal produced from the Wolverine and Brazion properties located in north eastern British Columbia. The properties are located in the Liard Mining Division and total five royalty interests. The Wolverine properties are approximately 23 kilometers west of Tumbler Ridge. The Brazion properties are located southwest of Chetwynd. The purchase price is $1,250,000 payable as to $312,500 in cash and the balance by the issue of 218,023 Common Shares. The letter agreement contemplates the closing of the purchase of the royalties to be acquired from David Fawcett will be concurrent with the closing of this Offering but in no event shall be later than March 15, 2005.

A brief description (including the name of the property subject to each royalty) of the royalties to be acquired by the Company from David Fawcett is provided below.

B.C. Coal Royalty Portfolio

Project	Property	Tenure No.	Hectares	Acres
Wolverine	Mount Speiker	381711 to 381717, 37597, 379598 and 379600	Approx 3,000	Approx 7,413
Wolverine	Perry Creek	379594 to 379596, 379601, 383177 to 383179 and three other licenses under application.	Approx 3,000	Approx 7,413
Wolverine	Hermann	383180 to 383183	Approx 1,200	Approx 2,965
Brazion	Brazion	366054, 366091 to 366093	Approx 1,000	Approx 2,471
Brazion	West Brazion	379579 to 379582 and 379585	Approx 2,500	Approx 6,177

None of the royalties to be acquired from David Fawcett are subject to any buy-down right, claw-back right or pre-emptive right.

According to a technical report dated October 1, 2004 (the "Weir Report") filed in accordance with the resource and reserve requirements of NI 43-101 on behalf of Western Canadian Coal Corp. and prepared by Weir International Mining Consultants for inclusion in an admission document as disclosed in a material change report filed by Western Canadian Coal Corp. at www.sedar.com on October 8, 2004, the following Resource estimates were reported for the Wolverine properties:

In Place Resources Tonnes (Millions)

Zone	Proven	Probable	Total
Perry Creek	18.53	14.20	32.73
EB Trend[1]	—	16.57	16.60
Total	18.53	30.77	49.30

(1) The EB Trend is located on the Mount Speiker property.

Recoverable Tonnes (Millions)

Zone	Thermal Coal – ROM	Thermal Coal – Clean	Metallurgical Coal – ROM	Metallurgical Coal – Clean
Perry Creek	0.27	0.18	17.16	10.93
EB Trend	0.13	0.09	8.07	4.69
Total	0.40	0.27	25.23	15.62

Western Canadian Coal Corp. has not reviewed this prospectus and takes no responsibility nor assumes any liability for the statements herein. No express or implied representation or warranty has been made by Western Canadian Coal Corp. that the contents of this prospectus are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

The operator of the Wolverine properties, Western Canadian Coal Corp., has publicly announced plans to build a coal preparation plant at Perry Creek by mid-2006. Western Canadian Coal Corp. has publicly stated that it expects permits for the anticipated operation by the first half of 2005 and that it expects to sell 1.6 million tonnes of clean metallurgical coal per year starting in 2007. The Wolverine properties have been the subject of a feasibility study completed by Norwest Corporation and Cochrane Engineering. Western Canadian Coal Corp. announced in a press

release issued on December 16, 2004 a six year purchase agreement for PCI coal (''pulverized coal injection'') from its current operation at Burnt River (which is located on the Brazion property, but is not subject to the Company's proposed mineral royalty) as well as metallurgical coal from its planned operations at Perry Creek.

The following table sets forth the proposed production schedule for Perry Creek and EB Trend properties as reported in the Weir Report (in thousands of tonnes):

Total Production	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Thermal Coal	0	40	44	29	19	23	27	23	28	35	19	7
Metallurgical Coal	0	1,154	1,565	1,595	1,664	1,698	1,697	1,655	1,574	1,345	1,545	1,187
Total Clean Coal	0	1,194	1,609	1,624	1,683	1,721	1,724	1,678	1,602	1,380	1,564	1,194

Information on Royalty Portfolios' Mineral Properties

Based upon public disclosure by the various operators of mineral properties referred to in this section ''Other Proposed Royalty Interests'': (i) it has been estimated that at least $43 million in exploration and feasibility work will have been conducted on such properties during 2004; (ii) there are approximately 5.9 million ounces of Reserves, 7.3 million ounces of Measured Resources and Indicated Resources and 3.9 million ounces of Inferred Resources on gold exploration properties; and (iii) the total combined area of all mineral properties is greater than 23 million acres.

USE OF PROCEEDS

Assuming the completion of the Offering, the net proceeds to the Company, after deducting the Agents' Commission and estimated expenses of this Offering are expected to be $137,250,000, assuming no exercise of the Over-Allotment Option. The Company intends to use all the net proceeds from this Offering to fund a portion of the purchase of all of the outstanding shares of Archean, to acquire the Royalty Portfolios, and for general working capital purposes as follows:

	Offering
To fund a portion of the purchase price of the shares of Archean	$126,925,000
To fund the purchase of the Royalty Portfolios	$ 1,732,000
To fund general working capital	$ 8,593,000
Total	$137,250,000

While the Company intends to spend the net proceeds as stated above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary or desirable.

The net proceeds from the Unit Offering, after deducting the agents' commission of $1,950,000 and escrowing 18 months' interest of $2,475,000 payable under the Debentures, is estimated to be $25,575,000. The Company intends to use all the net proceeds from the Unit Offering to fund a portion of the purchase of all of the outstanding shares of Archean. The Company may also use the net proceeds, if any, from a private placement offering of Common Shares in the United States to fund a portion of the purchase price of all of the outstanding shares of Archean. See ''Plan of Distribution – United States Considerations''.

On August 12, 2003 the Company closed a private placement of 4,400,000 Initial Financing Special Warrants for net proceeds, after commission and expenses, of $3,460,046. The net proceeds of such private placement have been used as follows:

	Amount
Acquisition of the Williams Royalty	$2,876,722
Legal and due diligence costs for the acquisition of the Williams Royalty	$ 84,179
Salaries and benefits	$ 296,950
Professional fees	$ 62,971
Other administrative costs	$ 139,224
Total	$3,460,046

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following sets forth selected consolidated financial information of the Company which has been derived from the consolidated financial statements of the Company and should be read in conjunction with the Company's consolidated financial statements and the related notes thereto, the unaudited pro forma consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and ''Management's Discussion and Analysis''.

Financial Information

The following sets forth selected consolidated financial information of the Company from the audited consolidated financial statements of the Company for the period from the date of incorporation (May 7, 2003) to December 31, 2003, as well as the unaudited consolidated financial statements of the Company for the nine month period ended September 30, 2004.

	Period from May 7, 2003[1] to December 31, 2003	Nine months ended September 30, 2004
	US$	
Statement of Operations		
Royalty revenues	177,885	261,109
Operating loss	(218,913)	(418,617)
Net loss	(213,266)	(415,399)
Basic and Diluted loss per share	(0.03)	(0.05)

(1) Date of incorporation.

	December 31, 2003	September 30, 2004
	US$	
Balance Sheet		
Current assets	324,347	246,114
Royalty interest in mineral property	2,024,720	1,817,003
Total assets	2,359,224	2,096,972
Total liabilities	46,488	107,859
Deficit	(213,266)	(628,665)
Stockholders' equity	2,312,736	1,989,113

Dividend Policy

The Company has not paid any dividends since incorporation. The Company intends to adopt a dividend policy once consistent levels of cash flows have been established from the Company's producing royalties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis of financial position and results of operations of the Company has been prepared as at December 31, 2004 and should be read in conjunction with the consolidated financial statements of the Company and related notes thereto that appear elsewhere in this prospectus. Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors. See ''Forward Looking Statements''.

	Period from May 7, 2003 to December 31, 2003	Nine Months ended September 30, 2004	Period from May 7, 2003 to September 30, 2003
		US$	
Statement of Operations			
Royalty revenues	177,885	261,109	65,179
Depreciation and amortization	144,236	210,529	53,696
Gross profit from royalties	33,649	50,580	11,483
General and administrative	252,562	469,197	127,331
Foreign currency gain (loss)	5,647	3,218	(787)
Net loss	(213,266)	(415,399)	(116,635)

Financial Performance

Overall

Although the Company was incorporated on May 7, 2003, the Company did not start incurring expenses until July 1, 2003 and did not start earning royalty revenue until August 1, 2003.

Net loss for the nine months ended September 30, 2004 was US$415,399 or US$0.05 per share compared to a loss of US$213,266 or US$0.03 per share for the period from May 7, 2003 to December 31, 2003. The relative increase in general and administrative expenses for the nine months ended September 30, 2004 was largely the result of US$91,776 in services paid by the issue of special warrants to an employee and a contractor of the Company (the "Consultants' Special Warrants"). Other general and administrative costs increased by US$124,859 during the nine months ended September 30, 2004, primarily resulting from the additional three months of operations during this period. These increased costs during the nine months ended September 30, 2004 were offset by additional gross profit from royalties of US$16,931, primarily as a result of the longer operating period in 2004.

Net loss for the nine months ended September 30, 2004 was US$415,399 or US$0.05 per share compared to a loss of US$116,635 or US$0.02 per share for the period from May 7, 2003 to September 30, 2003. The Company's general and administrative expenses for the nine months ended September 30, 2004 are higher than the expenses for the period from May 7, 2003 to September 30, 2003, largely due to US$91,776 in services paid by the issue of the Consultants' Special Warrants. In addition, the Company's other general and administrative costs increased by US$250,090 as a result of the additional six months of administrative costs in 2004. As a result of an additional seven months of royalty revenue in 2004, gross profit from royalties increased by US$39,097, from US$11,483 during the 2003 period to US$50,580 during the 2004 period.

Nine months ended September 30, 2004 compared to the period from May 7, 2003 to December 31, 2003

During the period ended December 31, 2003, royalty revenues from the Williams Royalty interest represented five months of production compared to the nine month period ended September 30, 2004. The monthly average in 2004 of US$29,012 is lower than the 2003 monthly average of US$35,577 due primarily to the mining of lower grade ores at the Williams Mine during the 2004 period than in the 2003 period. This decrease was offset somewhat by a higher average price of gold (US$400 for the nine months ended September 30, 2004 compared to US$382 for the five months ended December 31, 2003).

Amortization is computed based upon the units of production method over the life of the mineral reserves underlying the property. Monthly depreciation and amortization was US$23,392 during the nine months ended September 30, 2004 compared to US$28,847 during the five months of production ended December 31, 2003. This lower monthly average in the 2004 period is a result of the decrease in the grade of ore mined at the Williams Mine.

General and administrative expenses represent the costs of maintaining the Company's primary office in Denver, Colorado, and a smaller office in Nelson, British Columbia. These costs consist of salaries, professional fees, travel costs, rent and other administrative costs. The Company did not incur any costs prior to July 1, 2003. The Company's average monthly administrative costs rose from US$42,093 during the six months ended December 31, 2003 to US$52,133 during the nine months ended September 30, 2004. The increase in the monthly average is almost entirely due to a charge of US$91,776 relating to the issue of the Consultants' Special Warrants during 2004.

Nine months ended September 30, 2004 compared to the period from May 7, 2003 to September 30, 2003

Royalty revenues of US$65,179 during the period from May 7, 2003 to September 30, 2003 represents two months of production, for an average of US$32,590, compared to a monthly average for the nine months ended September 30, 2004 of US$29,012. This decrease was primarily due to the mining of lower grade ores at the Williams Mine during the 2004 period than during the 2003 period. This decrease was offset by a higher average price of gold (US$400 for the nine months ended September 30, 2004 compared to US$369 for the two months of production ended September 30, 2003).

Monthly depreciation and amortization was US$23,392 during the nine months ended September 30, 2004 compared to US$26,848 during the two months of production ended September 30, 2003. The decrease during the 2004 period is a result of the decrease in the grade of ore mined at the Williams Mine.

The Company's average monthly general and administrative costs rose from US$42,444 during the three months ended September 30, 2003 to US$52,133 during the nine months ended September 30, 2004. The increase in the

monthly average is primarily due to a charge of US$91,776 relating to the issue of the Consultants' Special Warrants in March 2004.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash used in operating activities, before changes to non-cash working capital items was US$113,094 during the nine months ended September 31, 2004 compared to US$69,030 during the period from May 7, 2003 to December 31, 2003, primarily due to the difference in the length of the respective operating periods.

Cash used in operating activities, before changes to non-cash working capital items was US$113,094 during the nine months ended September 31, 2004 compared to US$62,939 during the period from May 7, 2003 to September 30, 2003. In the period ended September 30, 2003, the Company had two months of royalty revenue offset by three months of general and administrative expenses, which negatively affected cash flow from operations in 2003.

Investing Activities

On August 12, 2003, the Company acquired the Williams Royalty from an individual for cash consideration of $2,876,722 and the issuance of the Williams Mine Warrants. The Williams Mine Warrants are exercisable to purchase 950,000 Common Shares at an exercise price of $3.00 per Common Share. The Williams Mine Warrants are exercisable for a period of two years after the Trigger Date.

Financing Activities

On August 12, 2003, the Company completed a private placement of 4,400,000 Initial Financing Special Warrants for net proceeds of US$2,497,643. Of these net proceeds, US$2,139,495 (CAD$2,876,722) were used for the acquisition of the Williams Royalty and the balance was used for general operating expenses. Each Initial Financing Special Warrant is exercisable for one Common Share and approximately 0.216 (subject to adjustment if the Offering Price is less than $3.00) of a Financing Warrant for no additional consideration. Each outstanding Initial Financing Special Warrant will be deemed to be exercised five business days after the Trigger Date. Each Financing Warrant, when issued, will be exercisable for one Common Share for a period of two years after the Trigger Date.

During the nine months ended September 30, 2004, the Company deferred US$26,510 of due diligence charges incurred in connection with its proposed acquisition of all of the outstanding shares of Archean.

Cash Resources and Liquidity

The Company's near-term cash requirements are limited to general and administrative expenses and the costs of this Offering (the first 18 months of interest on the Debentures will be placed in escrow). As a royalty company, there are no requirements for capital expenditures other than for the acquisition of additional royalties. Such acquisitions are discretionary in nature and will be consummated through the use of cash, as available, or through the issuance of Common Shares.

In November and December 2004, 1,850,000 Initial Financing Special Warrants were exercised for an equal number of Common Shares and 399,432 Financing Warrants. The 399,432 Financing Warrants were then exercised for an equal number of Common Shares at $3.00 per Common Share, for aggregate proceeds to the Company of $1,198,296. The Company anticipates that these funds, along with the funds raised from this Offering, will be sufficient to cover the cost of acquisition of the outstanding shares of Archean, the Royalty Portfolios, the costs of this Offering, and general and administrative expenses for at least the next two years. In addition, the Company will continue to receive royalty income from the Williams Royalty during 2005. With the commencement of the Voisey's Bay mine and the corresponding revenue to be received from the Voisey's Bay Royalty, anticipated in early 2006, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future.

Pursuant to the Unit Agency Agreement, the Company agreed to issue and sell up to 60 Units on a private placement basis to raise gross proceeds of up to $30 million. Each Unit will be comprised of one Debenture and 23,256 Debenture Shares. The subscription of the Units is subject to settlement of definitive documentation reasonably satisfactory to the purchasers of such Units containing representations and warranties, covenants and events of default customary for transactions of this nature, the results of legal due diligence, the concurrent completion of the closing of

the Unit Offering, the Closing of this Offering and the completion of the purchase of all of the outstanding shares of Archean and the distribution of the Debenture Shares being qualified by this prospectus. See ''General Development of the Business – Financing by Way of Units''.

Related Party Transactions

The Company subleases its head office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company. The non-cancellable operating lease provides for minimum annual rent payments of US$24,559 in 2004 and US$4,093 in 2005 with no commitments thereafter. The terms of the sublease are the same as the underlying lease. Rent expense during the period from May 7, 2003 to December 31, 2003 was US$12,322, for the period from May 7, 2003 to September 30, 2003 was US$7,700 and for the nine-months ended September 30, 2004 was US$18,051.

During the period ended December 31, 2003, the Company paid legal fees of $34,501 to Gordon J. Fretwell Law Corp., a law corporation related to one of the Company's directors.

Both of these related party transactions are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

There were no amounts due from or to related parties at December 31, 2003 or at September 30, 2004.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to the underlying royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known. For the periods ended December 31, 2003 and September 30, 2004, the Company used actual amounts received to record royalty revenue.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using only proven and probable reserves. Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new Canadian Institute of Chartered Accountants (''CICA'') Handbook Section 3063 ''Impairment of Long-lived Assets'', which the Company adopted effective January 1, 2004. The adoption of this standard had no impact on the comparative consolidated financial statements.

New Accounting Policy

Stock-Based Compensation

Effective January 1, 2004, the Company has adopted the requirements of CICA Handbook Section 3870 ''Stock-Based Compensation and Other Stock-Based Payments'' whereby the fair value of awards to both employees and non-employees are recognized as an expense. The adoption of this policy had no impact on the comparative consolidated financial statements.

Outlook

The Company does not anticipate any significant changes in its operating results during 2005, with the exception of an increase in general and administrative expenses, which are expected to be approximately $2 million annually after this Offering. The increased costs will include listing fees, reporting costs, increased legal and accounting fees and other costs associated with a publicly traded company. All of the current officers of the Company are currently taking reduced salaries, which will be increased to 100% of their designated amounts subsequent to this Offering. Also, the Company anticipates the hiring of additional staff to assist in portfolio management, financial reporting and shareholder relations.

Until the commencement of operations at the Voisey's Bay mine, expected in early 2006, the Company does not anticipate significant changes in royalty revenue. Because the Company has agreed to acquire the shares of Archean instead of a direct interest in the Voisey's Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company's tax liability once payments from the Voisey's Bay Royalty begin. Fluctuations in gold prices and in production output from the Williams Mine will continue to have an impact on the Company's royalty revenues in 2005.

Excess proceeds from this Offering will be invested in short-term, interest bearing securities until they are utilized for the acquisition of other royalty interests. The interest income from those investments will be offset by interest expense on the Debentures.

DESCRIPTION OF SECURITIES

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares of which 5,849,433 Common Shares are outstanding as of the date of this prospectus. In addition, there are currently 2,858,000 special warrants outstanding, being 2,550,000 Initial Financing Special Warrants, and 308,000 Compensation Special Warrants which are exercisable for, among other securities, an aggregate of 2,858,000 Common Shares for no additional consideration.

There are no special rights or restrictions of any nature attached to the Common Shares. All Common Shares rank equally as to dividends, voting powers and participation in assets or liquidation. Each Common Share carries the right to one vote at all meetings of shareholders of the Company.

Common Shares to be Issued on Proposed Acquisitions

Proposed Acquisition of Archean

In connection with the acquisition of all the outstanding shares of Archean, the Company has agreed to issue 7,395,349 Common Shares.

Proposed Acquisition of BHP Billiton portfolio

In connection with the acquisition of the BHP Billiton royalty portfolio, the Company has agreed to issue 180,189 Common Shares.

Proposed Acquisition of Hecla Mining Company portfolio

In connection with the acquisition of the Hecla royalty portfolio, the Company has agreed to issue 158,566 Common Shares.

Proposed Acquisition of Hunter Exploration Group portfolio

In connection with the acquisition of the Hunter Group royalty portfolio the Company has agreed to issue 1,162,791 Common Shares.

Proposed Acquisition of B.C. Coal Royalty portfolio

In connection with the acquisition of the B.C. Coal royalty portfolio, the Company has agreed to issue 218,023 Common Shares.

Debenture Shares

Pursuant to the Unit Agency Agreement, the Company agreed to issue and sell up to 60 Units on a private placement basis to raise gross proceeds of up to $30 million. Each Unit will be comprised of one Debenture and 23,256 Debenture Shares. See ''General Development of the Business – Financing by Way of Units''.

Initial Financing Special Warrants and Financing Warrants

On August 12, 2003, the Company completed a private placement of 4,400,000 Initial Financing Special Warrants at a price of $0.80 per Initial Financing Special Warrant, for gross proceeds of $3,520,000. Each Initial Financing Special Warrant is exercisable for one Common Share and approximately 0.216 of a Financing Warrant for no additional consideration. Each outstanding Initial Financing Special Warrant will be deemed to be exercised five business days after the Trigger Date. Each Financing Warrant, when issued, will be exercisable for one Common Share at a price of $3.00 for a period of two years after the Trigger Date. As of the date of this prospectus, 1,850,000 Initial Financing Special Warrants have been exercised for 1,850,000 Common Shares and 399,432 Financing Warrants. All 399,432 Financing Warrants have been exercised for 399,432 Common Shares at an exercise price of $3.00 per Common Share for aggregate proceeds to the Company of $1,198,296. The Common Shares and the Financing Warrants issued upon the exercise of the Initial Financing Special Warrants are subject to the Pooling Arrangement. See ''Escrowed Shares – Pooling Arrangement''.

Compensation Special Warrants and Compensation Warrants

Haywood Securities Inc., one of the Agents and the agent for the private placement of the Initial Financing Special Warrants, received 308,000 Compensation Special Warrants as partial compensation for acting as agent for such private placement. Each Compensation Special Warrant is exercisable for one Common Share at no additional cost to the holder and will be deemed to be exercised five business days after the Trigger Date. Haywood Securities Inc., as the agent for such private placement, also received 440,000 Compensation Warrants. Each Compensation Warrant is exercisable for one Common Share at a price of $0.80 per Common Share for a period of two years after the Trigger Date.

Williams Mine Warrants

In connection with the acquisition of the Williams Royalty, the Company issued the Williams Mine Warrants. The Williams Mine Warrants are exercisable to purchase 950,000 Common Shares at an exercise price of $3.00 per Common Share. The Williams Mine Warrants are exercisable for a period of two years after the Trigger Date.

Introducer's Shares

On July 27, 2004, the Company entered into an agreement (the ''Introduction Fee Agreement'') with an individual (the ''Introducer'') who is arm's length to the Company whereby the Introducer agreed to disclose to the Company all

information in his possession regarding one or more royalties, mineral claims, concessions, projects, entities, properties or other interests owned or otherwise held by one or more third parties (the "Royalty Interests") and to assist in the negotiation of the acquisition of any legal or financial interest in the Royalty Interests on properties located in the United States (collectively the "U.S. Subject Royalties").

In the event that the Company acquires a Royalty Interest in all or any portion of the U.S. Subject Royalties within two years of the execution of the Introduction Fee Agreement, the Company is required to pay the Introducer an unspecified fee (the "Introducer's Fee"). If the Company becomes listed on the TSX or other recognized exchange or quotation system, the Introducer's Fee will be equal to 1.5% of the total consideration paid directly or indirectly by the Company for the Royalty Interest not including any amounts relating to earn-in property expenses, property maintenance expenses, reclamation deposits and expenses and expenses or any other costs incurred in connection with the acquisition, exploration and development of the Royalty Interest by the Company. The Royalty Interests acquired by the Company from John S. Livermore are considered U.S. Subject Royalties and, accordingly, the Introducer is entitled to receive from the Company an Introducer Fee in respect of such Royalty Interests. Such Introducer Fee is equal to US$7,800, which amount will be paid by the issue of 2,249 Common Shares on the Trigger Date. See "Livermore Royalty Portfolio".

The Common Shares to be issued to the Introducer are referred to herein as the "Introducer's Shares".

Fully Diluted Share Capital

The following table sets forth the fully diluted share capital of the Company after giving effect to: (i) the issue of Common Shares upon the acquisition of all of the shares of Archean and the Royalty Portfolios, (ii) the exercise of the Initial Financing Special Warrants, the Financing Warrants, the Compensation Special Warrants, the Compensation Warrants and the Williams Mine Warrants, (iii) the issue of the Introducer's Shares and 1,395,360 Debenture Shares and (iv) this Offering.

	Number of Common Shares Issued or Issuable	Percent of Total on Fully Diluted Basis[1]
Common Shares outstanding as of December 31, 2004	5,849,433	10.44%
Common Shares issuable upon the acquisition of Archean	7,395,349[2]	13.20%
Common Shares issuable upon the acquisition of the BHP Billiton royalty portfolio	180,189[3]	0.32%
Common Shares issuable upon the acquisition of the Hecla royalty portfolio	158,566[4]	0.28%
Common Shares issuable upon the acquisition of the Hunter Group royalty portfolio	1,162,791[5]	2.07%
Common Shares issuable upon the acquisition of the B.C. Coal royalty portfolio	218,023[6]	0.39%
Issue of Debenture Shares	1,395,360	2.49%
Common Shares issuable upon the exercise of Initial Financing Special Warrants	2,550,000	4.55%
Common Shares issuable upon the exercise of Financing Warrants	550,568[7]	0.98%
Common Shares issuable upon the exercise of Compensation Special Warrants	308,000	0.55%
Common Shares issuable upon the exercise of Compensation Warrants	440,000	0.79%
Common Shares issuable upon the exercise of Williams Mine Warrants	950,000	1.70%
Issue of Introducer's Shares	2,249[7]	0.004%
Common Shares issuable pursuant to this Offering[1]	34,883,721	62.24%
Total	56,044,249	100%

(1) Without giving effect to the exercise of the Over-Allotment Option.

(2) $32.5 million divided by the Offering Price.

(3) US$625,000 divided by the Offering Price.

(4) US$550,000 divided by the Offering Price.

(5) $5 million divided by the Offering Price.

(6) $937,500 divided by the Offering Price.

(7) US$7,800 divided by the Offering Price.

There are no assurances that the Financing Warrants, the Compensation Warrants or the Williams Mine Warrants will be exercised in whole or in part.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at December 31, 2003 and September 30, 2004 as reflected in the consolidated financial statements of the Company set out in this prospectus and as at September 30, 2004 after giving effect to this Offering. The following table should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto and the pro forma consolidated financial statements, including the notes thereto, contained elsewhere in this prospectus.

	As at December 31, 2003	As at September 30, 2004	As at September 30, 2004 after giving effect to the Offering[1]
Indebtedness			
Debentures	Nil	Nil	US$24,198,000
Stockholders' Equity			
Common Shares			
(authorized – unlimited)	US$Nil (1 Common Share)	US$Nil (1 Common Share)	US$149,703,225 (53,704,249 Common Shares)
Special Warrants	US$2,434,078	US$2,525,854	US$0.00
Warrants	US$91,924	US$91,924	US$91,924
Total Capitalization[2]	US$2,526,002	US$2,617,778	US$173,993,149

(1) After giving effect to the Offering and after giving effect to (i) the exercise of the Initial Financing Special Warrants and the Compensation Special Warrants, (ii) the issue of Common Shares upon the acquisition of all of the shares of Archean and the Royalty Portfolios and (iii) the issue of the Introducer's Shares and 1,395,360 Debenture Shares, but not after giving effect to the Over-Allotment Option.

(2) If the Over-Allotment Option is exercised in full, upon completion of the Offering, total capitalization and number of Common Shares issued will be US$186,493,149 and 56,611,225 respectively.

OPTIONS TO PURCHASE COMMON SHARES

As of the date of this prospectus, the following table lists the options or warrants to purchase, or other right to acquire, Common Shares still outstanding.

Options/Warrants to Acquire Common Shares	Number of Common Shares Issuable
Initial Financing Special Warrants	2,550,000[1]
Compensation Special Warrants	308,000[1]
Financing Warrants	550,568[1]
Compensation Warrants	440,000[1]
Williams Mine Warrants	950,000[2]
Debenture Shares	1,395,360
Total	6,193,928

(1) Deemed to be exercised five business days after the Trigger Date.

(2) Exercisable for a period of two years after the Trigger Date.

PRIOR SALES

Since the date of incorporation of the Company, the following securities have been issued by the Company for cash, assets or services to the Company:

Date of Issue	Number of Securities[1]	Price per Security	Aggregate Value of Consideration	Nature of Consideration
May 7, 2003	1 Common Share	$0.001 per Common Share	$ 0.001	Cash
August 1, 2003	3,450,000 Founders' Special Warrants[2]	$0.00001 per Founders' Special Warrant	$ 34.50	Cash
August 12, 2003	4,400,000 Initial Financing Special Warrants[3]	$0.80 per Initial Financing Special Warrant	$ 3,520,000	Cash
August 12, 2003	308,000 Compensation Special Warrants	$0.73 per Compensation Special Warrant	$ 224,520	Services
August 12, 2003	440,000 Compensation Warrants	$0.11 per Compensation Warrant	$ 48,770	Services
August 12, 2003	Williams Mine Warrants[4]	$0.04 per Williams Mine Warrant	$ 39,285	Acquisition of Williams Royalty
March 31, 2004	150,000 Consultants' Special Warrants[2]	$0.80 per Consultants' Special Warrant	$ 120,000	Services
Total			$3,952,609.50	

(1) For a description of each security see "Description of Securities".

(2) "Founders' Special Warrants" means the special warrants issued by the Company on August 1, 2003 to the founding directors and employees of the Company at a nominal cost. On March 31, 2004, the chairman and chief executive officer of the Company agreed to have 150,000 of his Founders' Special Warrants cancelled and re-issued to an employee and a contractor of the Company (the "Consultants' Special Warrants"). The amounts reflected in this table are net of the 150,000 Founders' Special Warrants that were cancelled. All Founders' Special Warrants and Consultants' Special Warrants have been exercised.

(3) In November and December 2004, 1,850,000 Initial Financing Special Warrants were exercised for an equal number of Common Shares and 399,432 Financing Warrants. The 399,432 Financing Warrants were then exercised for an equal number of Common Shares at $3.00 per Common Share, for aggregate proceeds to the Company of $1,198,296.

(4) The Williams Mine Warrants are exercisable for 950,000 Common Shares.

PRINCIPAL HOLDER OF SECURITIES

To the knowledge of the directors and senior officers of the Company, after giving effect to (i) the issue of Common Shares upon the acquisition of all the shares of Archean and the Royalty Portfolios, (ii) the exercise of the Initial Financing Special Warrants and the Compensation Special Warrants and (iii) the issue of the Introducer's Shares and 1,395,360 Debenture Shares, no person will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares other than Christopher Verbiski as indicated in the table below.

Name of Shareholder	Number of Common Shares held after Offering and other Common Share Issuances	Percentage of Common Shares held after Offering and other Common Share Issuances[2][3]
CHRISTOPHER VERBISKI[1]	7,395,349	13.7%

(1) Mr. Verbiski is a shareholder of Archean and will receive 7,395,349 Common Shares on completion of the acquisition by the Company of all of the outstanding shares of Archean. See "Archean and the Voisey's Bay Royalty Interest".

(2) Assuming 54,103,681 Common Shares outstanding.

(3) Assuming the exercise of the Over-Allotment Option, the Financing Warrants, the Compensation Warrants and the Williams Mine Warrants, Mr. Verbiski will own 12.5% of the 58,951,226 outstanding Common Shares on a fully diluted basis.

ESCROWED SHARES

Pooling Arrangement

The IPO Agency Agreement provides that certain security holders will be subject to a pooling arrangement (the ''Pooling Arrangement'') with the Company which will provide for 25% of the securities so held to be released three months after the Closing and a further 25% to be released every three months thereafter. Securities subject to the Pooling Arrangement include Common Shares held by founders of the Company issued upon the exercise of the Founders' Special Warrants, Common Shares issued upon the exercise of the Consultants' Special Warrants and the Common Shares and the Financing Warrants to be issued upon the exercise of the Initial Financing Special Warrants.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The following table sets forth the name, municipality of residence and position held with the Company and principal occupation of each director and executive officer of the Company. The Company currently has seven directors. Pursuant to the SPA with Christopher Verbiski, Mr. Verbiski may nominate two directors for election to the board of directors of the Company. Mr. Daly is the first nominee put forth by Mr. Verbiski. The second nominee is Colm St. Roch Seviour, current legal counsel to Archean and senior mining partner of the St. John's office of the Atlantic Canada law firm, Stewart McKelvey Stirling Scales. Pursuant to provisions in the Company's articles, the board of directors may appoint up to two additional directors prior to the next annual meeting of the Company's shareholders. Mr. Seviour will be appointed to the board of directors at or prior to the closing of the acquisition of all of the outstanding shares of Archean.

Name and Municipality of Residence	Position with the Company	Director Since	Principal Occupation
DOUGLAS B. SILVER[4] .... Centennial, Colorado	Director, Chairman and Chief Executive Officer	2003	Chairman and Chief Executive Officer of the Company
DOUGLAS J. HURST[4] .... Nelson, British Columbia	Director and President	2003	President of the Company
DAVID R. HAMMOND .... Highlands Ranch, Colorado	Chief Financial Officer[5]	N/A	Principal Mineral Economist and owner of Hammond International Group (a consulting company) and adjunct lecturer at the University of Denver
GEORGE S. YOUNG[4] .... Lafayette, Colorado	Director and Vice President	2003	Chief Executive Officer of Palladon Ventures Ltd. and Fellows Energy Ltd. (exploration companies) and director of MAG Silver Corp. (an exploration company)
ROBERT W. SCHAFER[1][2][3] ...... Salt Lake City, Utah	Director	2003	Chief Executive Officer of Coniagas Resources Ltd. (a mineral company)
GORDON J. FRETWELL[3] .... West Vancouver, British Columbia	Director and Secretary	2003	Securities lawyer at Gordon J. Fretwell Law Corp. (a law corporation)
RENE G. CARRIER[1][2][3] .... North Vancouver, British Columbia	Director	2003	President of Euro American Capital Corporation (a consulting company)

Name and Municipality of Residence	Position with the Company	Director Since	Principal Occupation
CHRISTOPHER DALY[1][2][3] . . . . St. John's, Newfoundland	Director	2004	Chief Financial Officer of Archean (a mineral company)

(1) Independent director.

(2) Member of the audit committee.

(3) Member of the compensation committee.

(4) Member of the executive committee.

(5) The Company is currently undertaking an executive search for a chief financial officer. Dr. Hammond has agreed to act in the capacity of chief financial officer until such time as the Company has filled the position. Dr. Hammond will then serve in the capacity of Vice President, Strategic Planning.

On completion of the Offering, the directors and executive officers of the Company, as a group, will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,530,000 Common Shares, representing 6.5% of the Common Shares then outstanding (before giving effect to the exercise of the Over-Allotment Option, the Financing Warrants, the Compensation Warrants and the Williams Mine Warrants and not including any Common Shares which may be acquired by any such director or executive officer pursuant to this Offering).

Each director's term of office will expire at the next annual meeting of shareholders of the Company or until his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the articles or by-laws of the Company or he becomes disqualified to act as a director of the Company.

Additional biographical information regarding the directors and executive officers of the Company for the past five years is provided as follows:

Douglas B. Silver, Director, Chairman and Chief Executive Officer. Mr. Silver has a Bachelor of Arts from the University of Vermont and a Masters of Science in Economic Geology from the University of Arizona and is a certified general appraiser. Mr. Silver has 25 years of experience as an active professional in the minerals industries, having served in a variety of capacities, including exploration geologist, business development specialist, mineral economist, corporate advisor and director of investor relations. Mr. Silver has acknowledged expertise in international mineral appraisals, management consulting and strategic planning research and has served as a strategic advisor to small and large mining companies. Prior to and during the past 15 years Mr. Silver has provided management and mineral economic consulting services through his company Balfour Holdings Inc.

Douglas J. Hurst, Director and President. Mr. Hurst has a Bachelor of Science in geology from McMaster University. Mr. Hurst has over 20 years of experience in the mining industry having acted as contract geologist, but primarily as a mining analyst since 1987. He worked with McDermid St. Lawrence and Sprott Securities Inc. between 1987 and 1995 and started to consult as a mining analyst through his company, D.S. Hurst Inc. His duties focused on mining stock exchange market related assignments such as assisting companies and dealers with due diligence, research and corporate finance duties, as well as corporate advice to the mining industry. Mr. Hurst has held directorships with three mining companies since 2000 and is currently a director of two public companies.

David R. Hammond, Chief Financial Officer. Dr. Hammond has a Bachelor of Science and a Masters of Science in geological engineering, a Masters in Business Administration with finance specialization and a Ph.D. in Mineral Economics, the latter from the Colorado School of Mines. He has over 30 years experience in the natural resource industries, with responsibilities in exploration, engineering, financial analysis and planning, commodity market research and business development. He has held staff and management positions with major mining and energy companies such as Atlantic Richfield Corporation, The Anaconda Company, Royal Dutch Petroleum Company and Ladd Petroleum Corporation. Since 1991 he has provided mineral economics consulting services to the international mining industry, focusing on mineral asset valuation and appraisal, mining feasibility studies, due diligence investigations, risk analysis, and commodity market research. From 1997 to 2000 he provided such services as a member of PricewaterhouseCoopers' Global Energy & Mining Group. Dr. Hammond is also an adjunct lecturer in corporate finance at the University of Denver's Daniels College of Business.

George S. Young, Director and Vice President. Mr. Young holds a Bachelor of Science in metallurgical engineering and a law degree from the University of Utah. Mr. Young has over 25 years of experience in mining and

natural resource financing and development having performed the duties of metallurgical engineer in the construction and start-up of a new copper smelter. He was also general counsel and a member of management of major mining corporations and utilities. Mr. Young has also fulfilled the role of chief executive officer and president of various publicly traded mining companies. From 1984 to 1988, Mr. Young was general counsel and Acting General Manager of the Intermountain Power Agency; from 1988 to 1990, he was general counsel of Bond International Gold, Inc.; from 1998 to 2002 Mr. Young was in the private practice of law, and since that time has been chief executive officer of Palladon Ventures Ltd. and Fellows Energy Ltd. and a director of MAG Silver Corp., all exploration companies.

Robert W. Schafer, Director. Mr. Schafer has a Bachelor of Science and a Masters of Science in geology from Miami University and a Masters of Science in Mineral Economics from the University of Arizona. Mr. Schafer has acknowledged expertise in mineral exploration, managing and supervising exploration budgets and has more than a decade of senior management experience working with some of the world's largest base and precious metal companies. From 1992 to 1996 Mr. Schafer was the U.S. Regional Manager for BHP Minerals Internationals Inc. and from 1996 to 2002 Mr. Schafer was vice-president of Kinross Gold Corporation. Since 2002 Mr. Schafer has held the position of president and chief executive officer of Coniagas Resources Ltd.

Gordon J. Fretwell, Director and Secretary. Mr. Fretwell holds a Bachelor of Commerce and Bachelor of Laws from the University of British Columbia. Mr. Fretwell has been practicing law for over 20 years and over the last approximately 15 years has concentrated in the area of corporate and securities law with an emphasis on the mining sector. Mr. Fretwell is currently practicing law at Gordon J. Fretwell Law Corp.

Rene G. Carrier, Director. Mr. Carrier is a former Vice-President of Pacific International Securities Inc. where he had worked for 10 years until 1991. Since that time Mr. Carrier has been President of Euro American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies. Mr. Carrier is an officer and/or director of various public companies involved in the mining sector and is a director of Chartwell Technologies Inc., a software company.

Christopher Daly, Director. Mr. Daly holds a Bachelor of Commerce from Memorial University and holds the professional designation of Certified Management Accountant. Mr. Daly has been the chief financial officer of Archean for the past nine years but will resign from this position upon the acquisition of all of the shares of Archean by the Company.

Committees of the Board of Directors

Audit Committee

The Company has an audit committee currently consisting of Rene Carrier, Robert Schafer and Christopher Daly, with Mr. Carrier serving as Chairman. All members of the audit committee are independent directors (as defined in Multilateral Instrument 52-110, Audit Committees) of the Company. The audit committee has been established to assist the board of directors of the Company in fulfilling its oversight responsibilities with respect to the following principal areas:

(a) the Company's external audit function including the qualifications, independence, appointment, compensation and oversight of the work of the external auditors;

(b) the Company's accounting and financial reporting requirements;

(c) the Company's reporting of financial information to the public;

(d) the Company's compliance with legal and regulatory requirements;

(e) the Company's risks and risk management policies;

(f) the Company's system of internal controls and management information systems; and

(g) such other functions as are delegated to it by the board of directors of the Company.

Specifically, with respect to the Company's external audit function, the audit committee will assist the board of directors of the Company in fulfilling its oversight responsibilities relating to the quality and integrity of the

Company's financial statements, the independent auditors' qualifications and the performance of the Company's independent auditors.

Compensation Committee

The Company has a compensation committee currently consisting of Gordon Fretwell, and independent directors Robert Schafer, Christopher Daly and Rene Carrier, with Mr. Carrier serving as Chairman. The compensation committee will review and approve the salaries and other forms of compensation payable to the executive officers of the Company.

The compensation committee will also establish procedures for the operation of the Company to ensure that ethical standards of behaviour are followed and will ensure that the Company's disclosure is full, complete and continuous.

Executive Committee

The Company has an executive committee currently consisting of Douglas Silver, Douglas Hurst and George Young.

The executive committee carries on the day-to-day management functions of the Company and conducts additional management functions and business of the Company as delegated by the board of directors of the Company. The executive committee has an expenditure authority of up to US$500,000 per single expenditure and a contractual authority for acquisitions of up to a total value of US$2 million per transaction. The purpose of the executive committee is to assure that the Company can proceed more effectively without the necessity of convening a meeting with the entire board of directors of the Company or polling the entire board of directors of the Company.

Corporate Cease Trade Orders or Bankruptcies

None of the directors, officers, or other insiders of the Company is or has been, within the past ten years, a director or officer of any company that, while such person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied such company access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

Other than as described below, none of the directors, officers or other insiders of the Company has:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

An officer of the Company, Douglas J. Hurst, joined the board of directors of International Wayside Cold Mines Ltd. when it was subject to a halt trade order which was in place for longer than 30 days. Trading in the shares was halted on May 11, 2000, Mr. Hurst joined the board of directors on June 6, 2000 and the halt trade order was lifted on June 30, 2000. The former chief financial officer of the Company was the subject of an investigation by the Securities and Exchange Commission with respect to a company unrelated to the Company in the United States which matter has been settled. Such individual resigned as the chief financial officer of the Company on December 14, 2004.

Individual Bankruptcies

None of the directors, officers, or other insiders of the Company has, within the last ten years before the date of the prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been

subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Potential Conflicts of Interest

In the opinion of management of the Company, there are no existing or potential conflicts of interest among the Company, its directors, officers or other insiders of the Company, except as disclosed elsewhere in this prospectus. Various officers, directors or other insiders of the Company may be involved in other transactions within the mining industry and may develop other interests outside the Company.

The Company has entered into non-competition or non-disclosure agreements with certain directors, officers and consultants. See ''Executive Compensation – Employment Agreements''.

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table sets forth the compensation paid to or earned by the chief executive officer and the chief financial officer (the ''Named Executive Officers'') of the Company as at September 30, 2004. No executive officer of the Company earned in excess of $150,000 during the period from May 7, 2003 (date of incorporation) to December 31, 2003 or earned in excess of $150,000 during the year ending December 31, 2004.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation		
Name of Principal and Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SAR's Granted (#)	Restricted Shares or Restricted Share Units	All Other Compensation ($)
DOUGLAS B. SILVER	2003[1]	68,651	nil	nil	nil	nil	nil
Chief Executive Officer[4]	2004[2]	101,503	nil	nil	nil	nil	nil
JAMES R. JENSEN	2003[3]	26,922	nil	nil	nil	nil	nil
Chief Financial Officer[4][5]	2004[2]	59,708	nil	40,000	nil	nil	nil

(1) For the period from incorporation (May 7, 2003) to December 31, 2003.

(2) For the nine months ended September 30, 2004.

(3) September 1, 2003 to December 31, 2003.

(4) Although dollar amounts in the table are in Canadian dollars, Messrs. Silver and Jensen are paid in US dollars.

(5) Mr. Jensen resigned as chief financial officer of the Company on December 14, 2004.

Stock Option Plan

The board of directors of the Company adopted a stock option plan on June 8, 2004 (the ''Plan'') reserving for issuance three million Common Shares. Under the Plan, the board of directors is authorized to grant incentive stock options to directors, officers, employees and consultants of the Company and its subsidiaries and affiliates entitling them to purchase Common Shares. The purpose of the Plan is to provide the Company with a share-related mechanism to enable the Company to attract, retain and motivate qualified directors, officers, employees and consultants, to reward directors, officers, employees and consultants for their contribution toward the long term goals of the Company, and to enable and encourage such persons to acquire Common Shares as long term investments. Any stock options granted pursuant to the Plan may not be exercised until the Company receives TSX approval for the Plan.

Options granted under the Plan will be granted for a term not to exceed ten years from the date of grant, unless approval for a longer term is received from shareholders and the TSX. All options will terminate on the earlier of the expiry of their term and the date of termination of an optionee's employment, engagement or position as director, if terminated for just cause, otherwise 90 days following termination. Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee's personal representative for up to one year following the death of an optionee.

The maximum number of Common Shares to be reserved for issuance to insiders upon the exercise of options granted under the Plan may not exceed 10% of the number of outstanding Common Shares at any given time. The number of Common Shares reserved for issuance under options granted to any one person during any 12 month period cannot exceed 5% of the number of outstanding Common Shares at any given time.

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, stock dividend, or otherwise, the board of directors shall make adjustments to the Plan and to the options then outstanding with such shareholder and TSX approval as is required, and as the board of directors determines to be appropriate and equitable under the circumstances.

The board of directors may from time to time amend the Plan and the terms and conditions of any option thereafter granted and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in relevant laws, rules or regulations applicable to the Plan, any option or the Common Shares, or for any other purpose which may be permitted by relevant laws, regulations, rules and policies, provided always that pre-clearance is granted by the TSX, shareholder approval is obtained as necessary and any such amendment shall not alter the terms or conditions of any option or impair any right of any option holder pursuant to any option awarded prior to such amendment.

Options Granted to Named Executive Officers

During the period from incorporation (May 7, 2003) to the date of this prospectus, no options were granted to the Named Executive Officers.

Compensation of Directors

All non-executive directors of the Company will receive the following compensation: (a) $500 per meeting attended personally and $250 per meeting attended by telephone; (b) an annual director's fee of $10,000; (c) accommodation and travel expenses for the purposes of attending board meetings; and (d) stock options as determined by the compensation committee of the board of directors.

Employment Agreements

The Company has entered into employment agreements (collectively the "Employment Agreements") with four executive officers of the Company (the "Executives") as follows:

1. Employment agreement dated January 1, 2004 with Douglas B. Silver.
2. Employment agreement dated January 1, 2004 with Douglas J. Hurst.
3. Employment agreement dated January 1, 2004 with George S. Young.
4. Employment agreement dated December 14, 2004 with David R. Hammond.

Each Employment Agreement is for a five-year term commencing on the date thereof and renewable each year.

Mr. Silver is to be paid an initial annual salary of US$150,000 commencing as of January 1, 2004, provided that until the Company completes this Offering, the salary payable to Mr. Silver is 70% of such amount.

Mr. Hurst is to be paid an initial annual salary of US$130,000 commencing as of January 1, 2004, provided that until the Company completes this Offering, the salary payable to Mr. Hurst is 70% of such amount.

Mr. Young is to be paid an initial annual salary of US$120,000 (based on a 100% full time basis) commencing as of January 1, 2004, provided that until the Company completes this Offering, the salary payable to Mr. Young is 33% of such amount.

Dr. Hammond is to be paid an initial annual salary of US$100,000 (based on a 100% full time basis) commencing as of December 14, 2004, provided that until the Company completes this Offering, the salary payable to Dr. Hammond is 70% of such amount.

The Employment Agreements provide each Executive with group accident, life, disability, medical, dental, health and hospital insurance coverage and include an allowance of at least US$500.00 a year to be paid by the Company

toward any "co-pay" amounts that may be incurred by the Executive, with any balance of such US$500.00 left at the end of the year being paid directly to the Executive. These plans will not be in place until after Closing. The Company is to reimburse all reasonable expenses incurred by each Executive in the performance of his duties provided that such Executive provides the Company with a written expense account with respect to each calendar month.

The Executives are entitled to participate in all employee benefits, including participation in the Company's employee pension plan and the Plan, which the Company may from time to time provide its key officers and the Company is required to pay for certain corporate memberships and a car allowance and to provide director's and officer's liability insurance, as appropriate. Each Executive is entitled to three weeks paid vacation during each full year of employment and to paid statutory holidays. Each Executive has the right to take pay in lieu of any unused vacation.

The Executives are eligible for annual bonuses having a value up to the equivalent of their respective annual salaries, as recommended by the compensation committee of the Company and approved by the board of directors of the Company.

In the event of a change of control of the Company, the Executive shall continue to serve the Company in the same capacity and have the same authority as on the date immediately prior to the change of control. A change of control will be deemed to have occurred when (a) a person other than the current control person, as such term is defined in the *Securities Act* (Ontario) becomes a control person and/or a "change of control" as defined in the *Securities Act* (Ontario) occurs, or (b) a majority of directors elected at any annual or special meeting of the shareholders of the Company are not individuals nominated by the Company's then-incumbent board of directors.

Each Executive may terminate his obligations under his Employment Agreement at any time upon providing one month notice in writing to the Company or upon a material breach of any term of the Employment Agreement by the Company if such material breach has not been remedied within 30 days after written notice of the material breach has been delivered by the Executive to the Company. If an Executive's employment is terminated due to such a material breach or within 30 days of a change of control, the Executive is entitled to a severance payment equal to the compensation (including full salary and maximum possible bonus) which would otherwise be payable to the Executive during the balance of any unexpired term. In no event will such severance payment be less than three times the amount payable to the Executive for the previous fiscal year.

During the term of the Employment Agreements, each Executive may not own or have any direct interest in, act as an agent or consultant of, or assist in any way, any person or entity which is in the business of resource royalties or is otherwise engaged in a business that is substantially similar to and/or competes with the business then engaged in by the Company. An exception to this restriction is existing directorships. However, this restriction does not apply to an Executive's ownership of less than 10% of the publicly traded securities of any competitive entity.

As part of each Employment Agreement, each Executive has also entered into a confidentiality, non-competition and non-disclosure agreement (an "NDA"). Each NDA provides that each Executive agrees to hold in confidence all confidential information and only use such confidential information for the purposes for which it was disclosed to the Executives. The Executives must take such precautions to prevent unauthorized disclosure of any confidential information and may not obtain any interest in any royalty, property or other interest of any nature being evaluated by the Company and which is the subject of any confidential information disclosed to the Executive.

The term of each NDA is for as long as the Executive is a director or employee of the Company and for a period of two years thereafter, unless the status as a director and/or employee is terminated by reason of a change of control of the Company, in which case the term of the NDA shall terminate as of the effective date of the change of control.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or officers of the Company or any of their respective associates or affiliates has been indebted to the Company since the date of incorporation.

PLAN OF DISTRIBUTION

Offering

Pursuant to the IPO Agency Agreement, the Company has appointed the Agents to act as agents to offer for sale to the public, on a best efforts basis, up to 34,883,721 Offered Common Shares at a price of $4.30 per Offered Common Share, subject to the terms and conditions of the IPO Agency Agreement. The Offering Price was determined by negotiation between the Agents and the Company. All subscription proceeds received by the Agents will be held by the Agents pending Closing. This Offering is conditional upon and shall occur contemporaneously with the acquisition of all the outstanding shares of Archean.

The obligations of the Agents under the IPO Agency Agreement may be terminated at any time before Closing at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated at any time on the occurrence of certain stated events. The Company has agreed to pay the Agents a cash commission equal to 6.5% of the gross proceeds of this Offering. The Company has also agreed to reimburse the Agents for their expenses and legal fees and disbursements incurred in connection with this Offering. The IPO Agency Agreement also provides that the Company will indemnify the Agents against certain liabilities and expenses.

The Agents have been granted an option to cover over-allotments and for market stabilization purposes (the "Over-Allotment Option"), exercisable until the date which is 30 days after the Closing, to purchase on the same terms 2,906,977 additional Offered Common Shares. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Offered Common Shares to be sold or issued upon the exercise of the Over-Allotment Option.

It is a condition of this Offering that the directors and senior officers of the Company agree not to offer, sell, transfer, or otherwise dispose of any securities of the Company, owned directly or indirectly, by such directors and senior officers for a period of 90 days after the Closing, without the prior written consent of Haywood Securities Inc., one of the Agents.

Additional Qualification

In addition to the Common Shares issuable pursuant to this Offering, this prospectus also qualifies the distribution of the securities described in the table below.

Securities to be Qualified	Amount
Common Shares issuable upon the acquisition of Archean	7,395,349
Common Shares issuable upon the acquisition of the BHP Billiton royalty portfolio	180,189
Common Shares issuable upon the acquisition of the Hecla royalty portfolio	158,566
Common Shares issuable upon the acquisition of the Hunter Group royalty portfolio	1,162,791
Common Shares issuable upon the acquisition of the B.C. Coal royalty portfolio	218,023
Issue of Debenture Shares	1,395,360
Common Shares issuable upon the exercise of 2,550,000 Initial Financing Special Warrants	2,550,000
550,568 Financing Warrants issuable upon the exercise of 2,550,000 Initial Financing Special Warrants	550,568
Common Shares issuable upon the exercise of Compensation Special Warrants	308,000
Issue of Introducer's Shares	2,249

Conditional Listing Approval

The TSX has conditionally approved the listing of the Common Shares. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before April 13, 2005, including the distribution of the Common Shares to a minimum number of shareholders, completion of the Offering of $150 million, completion of the Unit Offering and completion of the acquisition of all of the outstanding shares of Archean.

Conflicts of Interest

The decision to proceed with this Offering was made by Haywood Securities Inc. and GMP Securities Ltd. (collectively the "Lead Agents") and the Lead Agents agreed to act as agents for the Company in connection with

this Offering. The Lead Agents participated in the determination of the terms of this Offering and then approached the other Agents and requested that they participate as members of the agency syndicate in connection with this Offering.

As a result of an initial financing of the Company completed in August 2003, the Company is a "connected issuer" and a "related issuer" of Haywood Securities Inc., one of the Agents for purposes of applicable securities laws. Haywood Securities Inc., the directors, officers, employees and affiliates thereof, and the associates of each of them, (collectively the "Professional Group") own or control, as of February 1, 2005, in aggregate, Common Shares representing 21.3% of the then outstanding Common Shares assuming the exercise of the Initial Financing Special Warrants and the Compensation Special Warrants.

Following the completion of this Offering, not including any other Common Shares which may be acquired by any member of the Professional Group pursuant to this Offering and assuming (i) the exercise of the Initial Financing Special Warrants and the Compensation Special Warrants, (ii) the issue of Common Shares upon the acquisition of all of the outstanding shares of Archean and (iii) the issue of the Introducer's Shares and 1,395,360 Debenture Shares, the Professional Group will own or control, in aggregate, Common Shares representing approximately 3.53% of the then outstanding Common Shares.

The proceeds of this Offering will not be applied for the benefit of Haywood Securities Inc. or any affiliate thereof except to the extent that they receive a pro rata benefit as a holder of securities of the Company and the share of Haywood Securities Inc. of the Agents' Commission.

United States Considerations

The Common Shares have not been and will not be registered under the United States *Securities Act of 1933*, as amended, (the "U.S. Securities Act") or the securities laws of any state, and may not be offered, sold or delivered in the United States unless an exemption from registration is available. The Agents have agreed that except as permitted by the IPO Agency Agreement, they will not offer or sell Common Shares in the United States. The IPO Agency Agreement permits the Agents to arrange for "accredited investors" (as defined in Regulation D under the U.S. Securities Act) to purchase Common Shares from the Company in transactions pursuant to and in compliance with exemptions from registrations under applicable state securities laws.

Until 40 days after the Closing, offers and sales of Common Shares within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is not made in accordance with Rule 144A thereunder.

RISK FACTORS

An investment in the securities of the Company should be considered a highly speculative investment that involves significant risk. Investors should carefully consider all of the information disclosed in this prospectus prior to making an investment in the Company. In addition to the other information presented in this prospectus, the following risk factors should be given special consideration when evaluating an investment in the Company's securities.

Limited History of Operations

The securities are considered speculative primarily due to the nature of the Company's business. The Company has a limited history of performance and earnings.

Reliance on Management

The Company is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of the Company are of key importance. The Company has not obtained "key man" insurance for any members of its management.

Government Regulation

The properties on which the Company holds royalty interests or will hold royalty interests are located in multiple legal jurisdictions and political systems. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of the Company and may adversely affect its business.

Limited Access to Data Regarding Operation of Mines

As a royalty holder, the Company neither serves as the mine's operator nor does the Company have any input into how the operations are conducted. As such, the Company has varying access to data on the operations or to the actual properties themselves. This could affect its ability to assess the value of the royalty interest or enhance the royalty's performance. It is difficult or impossible for the Company to ensure that the properties are operated in its best interest. As well, most of the information regarding mining operations provided by the Company in this prospectus was taken from publicly available documents and the Company is unable to verify the accuracy of such information.

The Company's royalty payments may be calculated by the royalty payors in a manner different from the Company's projections. The Company may or may not have rights of audit with respect to such royalty interests.

Permits and Licenses

The mine operations may require licenses and permits from various governmental authorities. There can be no assurance that the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Foreign Currency Fluctuations

The Company's royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results. There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Uncertainty of Exploration Results

Exploration for minerals, precious gems and energy resources is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals or precious gems on lands where the Company holds royalties.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Competition

The mining industry, and more specifically, the royalty business, is intensely competitive and the Company must compete in all aspects of its operations. There are a number of established mining and royalty companies with substantial capabilities and greater financial and technical resources than the Company. The Company may be unable to acquire additional attractive royalties on terms it considers to be acceptable.

Speculative Nature of Mineral Exploration and Mining

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained at all or on terms acceptable to the operator. Although the Company intends to only hold royalty interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

Company Valuation Heavily Dependent on Voisey's Bay Royalty

The Company's valuation is presently heavily weighted with the value of the Voisey's Bay Royalty. The Voisey's Bay Royalty will be very material to the Company's ability to generate revenue. Therefore, the risk associated with

the Company's valuation is heightened in the event that the Voisey's Bay property is not developed and placed into operation according to the currently proposed plan.

Discretion of Board as to Use of Proceeds

A portion of the proceeds raised from this Offering will be allocated to general working capital. Accordingly, the board of directors of the Company will have broad discretion as to the use of such proceeds.

Future Funding Requirements

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities. The Company will require new capital to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity which will result in dilution to the Company's shareholders.

Listing Requirements

If the Common Shares become listed on a stock exchange there can be no assurance that the Company will continue to meet the listing requirements of such exchange or achieve listing on any other public listing exchange.

Dividend Policy

Payment of dividends on the Common Shares will be within the discretion of the Company's board of directors and will depend upon the Company's future earnings, its acquisition capital requirements and financial state, and other relevant factors. There can be no assurance that the Company will be in a position to issue dividends.

Royalties Subject to Other Rights

Some royalties may be subject to (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty, (ii) pre-emptive rights pursuant to which the operator has the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty to the Company, or (iii) claw back rights pursuant to which the seller of a royalty to the Company has the right to re-acquire the royalty.

Potential Litigation

Potential litigation may arise on a property on which the Company has a royalty (for example litigation between joint venture partners or original property owners). As a royalty holder, the Company will not generally have any influence on the litigation nor will it generally have access to data.

Land Claims

Claims by aboriginal groups in Canada and elsewhere may impact on the operator's ability to conduct activities on a property to the detriment of the Company's royalty interests.

Contractual Interest Only

Royalties may be contractual rather than an interest in land and as such, in the case of receivership or bankruptcy, royalty holders will be treated like any other unsecured creditor. The Voisey's Bay Royalty is a contractual right and is only secured by a mortgage of US$50 million.

Foreign Operations

Foreign operations may be subject to certain limitations including exchange controls, limitations on repatriation of earnings, foreign taxation, foreign environmental laws and enforcement and other similar risks.

Change in Conditions

Royalties are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down.

Limited Disclosure of Information

Some royalties, including the Voisey's Bay Royalty, may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties and as such the Company may not be in a position to publicly disclose non-public information with respect to certain royalties.

Registration

The right to record or register royalties in various registries or mining recorders offices may not necessarily provide any protection to the royalty holder. Accordingly, the royalty holder may be subject to risk from third parties.

Revenue Dependent on Single Royalty

The Company is currently dependent on a single royalty, the Williams Royalty, for revenues until other properties, including the Voisey's Bay property, commence production.

Recoverability of Resources and Reserves

The figures provided in connection with Reserves and Resources in respect of the properties in which the Company has acquired or proposes to acquire royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized. The ore actually recovered may differ from the estimated grades of the Reserves and Resources. Future production could differ from Reserve and Resources estimates for, among others, the following reasons:

(a) mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b) increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a Reserve or Resource;

(c) the grade of the Reserves or Resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the Reserves or Resources;

(d) declines in the market prices of metals may render the mining of some or all of the Reserves uneconomic;

(e) unexpected penalties may be imposed by smelters or refiners; and

(f) the metallurgy may turn out differently than that anticipated.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, (''Counsel''), the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the ''Tax Act'') generally applicable to the holding and disposition of (a) Common Shares by a holder who acquires Common Shares in this Offering, and (b) Common Shares and Financing Warrants by a holder who acquires Common Shares and the Financing Warrants upon the exercise or deemed exercise by the holder of Initial Financing Special Warrants of the holder, and who either (i) at all relevant times for purposes of the Tax Act, is resident in Canada, deals at arm's length with and is not affiliated with the Company, the Agents or a subsequent purchaser of the Common Shares and the Financing Warrants and acquires and holds the Common Shares and the Financing Warrants as capital property (a ''Resident Holder''), or (ii) at all relevant times for purposes of the Tax Act, is not resident or deemed to be resident in Canada, deals at arm's length with and is not affiliated with the Company, the Agents or a subsequent purchaser of the Common Shares and the Financing Warrants, acquires and holds the Common Shares and the Financing Warrants as capital property and does not use or hold the Common Shares and the Financing Warrants in the course of carrying on, or otherwise in connection with, a business in Canada, and who has never been a resident

of Canada, and has not held or used (and does not hold or use) the Common Shares and the Financing Warrants in connection with a permanent establishment or fixed base in Canada (a "Non-Resident Holder").

Generally, the Common Shares and the Financing Warrants will be considered to be capital property to a holder thereof provided that the holder does not use the Common Shares and the Financing Warrants in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders may, in certain circumstances, make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares, and every "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances. Except as otherwise stated, this summary assumes that the Common Shares will at all relevant times be listed on a prescribed stock exchange for purposes of the Tax Act which currently includes the TSX.

This summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), nor is it applicable to any holder of Common Shares or Financing Warrants, an interest in which is a "tax shelter investment" for the purposes of the Tax Act or to Non-Resident Holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder in force at the date hereof, all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and Counsel's understanding of the administrative practices of the Canada Revenue Agency ("CRA") publicly released prior to the date hereof. While this summary assumes that the Tax Proposals will be enacted as currently proposed, no assurance can be given in this respect.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for any Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CRA. This summary does not take into account provincial, territorial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from Canadian federal income tax legislation.

This summary is not intended as legal or tax advice to any particular holder of Common Shares and Financing Warrants and should not be so construed. The tax consequences to any particular holder of Common Shares and Financing Warrants will vary according to that holder's particular circumstances. Each holder should consult the holder's own tax advisor with respect to the tax consequences applicable to the holder's own particular circumstances.

Taxation of Resident Holders

Exercise of Initial Financing Special Warrant

A Resident Holder will not realize any gain or loss upon the exercise or deemed exercise of an Initial Financing Special Warrant. The initial cost to a Resident Holder of a Common Share and of the Financing Warrants acquired upon exercise of an Initial Financing Special Warrant will be determined by allocating the adjusted cost base of the Initial Financing Special Warrant immediately prior to the exercise, plus any associated costs of acquisition, between the Common Share and the Financing Warrants, on a reasonable basis. The Company believes that of the $0.80 original cost of each Initial Financing Special Warrant which is exercised, $0.79 should be allocated to the Common Share acquired upon exercise, and $0.01 should be allocated to the Financing Warrants. The Company's suggested allocation is not binding on the CRA, which may apply a different allocation. The adjusted cost base of each Common Share (Financing Warrant) owned by a Resident Holder at any particular time will be the average cost base of all Common Shares (Financing Warrants) owned by the Resident Holder at that time, including Common Shares (Financing Warrants) acquired upon exercise of Initial Financing Special Warrants.

Dividends

In the case of a Resident Holder who is an individual, any dividends received or deemed to be received on the Common Shares will be required to be included in computing the Resident Holder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations.

Dividends on the Common Shares received or deemed to be received by a Resident Holder that is a corporation will be included in income and normally will be deductible in computing such corporation's taxable income. A Resident Holder that is a "private corporation" or a "subject corporation", as such terms are defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income.

Dispositions

A disposition, or a deemed disposition, of a Common Share (or of a Financing Warrant) by a Resident Holder will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share (Financing Warrant), net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share (Financing Warrant) to the Resident Holder. For this purpose, the adjusted cost base to a Resident Holder of a Common Share (Financing Warrant) at any particular time will be determined by averaging the cost of that Common Share (Financing Warrant) with the adjusted cost base of all Common Shares (Financing Warrants) held as capital property at that time by the Resident Holder.

Exercise of Financing Warrant

A Resident Holder will not realize any gain or loss upon the exercise of a Financing Warrant. The initial cost to a Resident Holder of a Common Share acquired upon exercise of a Financing Warrant will be equal to the adjusted cost base of such Financing Warrant immediately prior to the exercise plus the exercise price and any associated costs of the acquisition.

One-half of any capital gain realized by a Resident Holder must be included in computing the Resident Holder's income as a taxable capital gain. One-half of any capital loss realized by a Resident Holder may generally be deducted against taxable capital gains realized in that year, in the three preceding taxation years or in any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. The amount of any capital loss realized by certain Resident Holders may be reduced in certain circumstances by the amount of any dividends, including deemed dividends, which have been received by such holders on the Common Shares, to the extent and in the manner provided for in the Tax Act. A Resident Holder that is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on taxable capital gains. Capital gains realized by a Resident Holder that is an individual may give rise to alternative minimum tax under the Tax Act.

Eligibility for Investment

If issued on the date hereof, the Common Shares and Financing Warrants would, if the Common Shares are listed on a prescribed stock exchange, which currently includes the TSX, be qualified investments under the Tax Act and regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, provided that in the case of the Financing Warrants, the Company deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such plan. In addition, based in part upon information provided by the Company, the Common Shares and the Financing Warrants, if issued on the date hereof, would not as of the date hereof constitute "foreign property" for purposes of Part XI of the Tax Act.

Taxation of Non-Resident Holders

Exercise of Initial Financing Special Warrant

A Non-Resident Holder will not realize any gain or loss upon the exercise or deemed exercise of an Initial Financing Special Warrant. The initial cost to a Non-Resident Holder of a Common Share and of the Financing

Warrants acquired upon exercise of an Initial Financing Special Warrant will be determined by allocating the adjusted cost base of the Initial Financing Special Warrant immediately prior to the exercise, plus any associated costs of acquisition, between the Common Share and the Financing Warrants on a reasonable basis. The Company believes that of the $0.80 original cost of each Initial Financing Special Warrant which is exercised, $0.79 should be allocated to the Common Share acquired upon exercise, and $0.01 should be allocated to the Financing Warrants. The Company's suggested allocation is not binding on the CRA, which may apply a different allocation. The adjusted cost base of each Common Share (Financing Warrant) owned by a Non-Resident Holder at any particular time will be the average cost base of all Common Shares (Financing Warrants) owned by the Non-Resident Holder at that time, including Common Shares (Financing Warrants) acquired upon exercise of Initial Financing Special Warrants.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty. Under the Canada-United States Income Tax Convention (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Company's voting shares).

Dispositions

A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share (or Financing Warrant), nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share (Financing Warrant) constitutes "taxable Canadian property" to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Exercise of Financing Warrant

A Non-Resident Holder will not realize any gain or loss upon the exercise of a Financing Warrant. The initial cost to a Non-Resident Holder of a Common Share acquired upon exercise of a Financing Warrant will be equal to the adjusted cost base of such Financing Warrant immediately prior to the exercise plus any associated costs of acquisition.

A Common Share will be taxable Canadian property to a Non-Resident Holder if, at any time during the 60-month period ending at the time of disposition, the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm's length (or the Non-Resident Holder together with such persons) owned 25% or more of the Company's issued shares of any class or series. In the case of a Non-Resident Holder that is a U.S. Holder to whom Common Shares represent taxable Canadian property, such shares will only be considered treaty-protected property by reason of the Treaty (and no Canadian income tax will be payable under the Tax Act on any capital gain realized on a disposition of such shares in the open market) if the value of such shares is not derived principally from real property situated in Canada (which will include royalty interests in respect of Canadian resource properties).

A Financing Warrant will constitute taxable Canadian property to a Non-Resident Holder where the Common Share which may be acquired on exercise would itself constitute taxable Canadian property to such holder. However, in the case of a Non-Resident Holder that is a U.S. Holder, such warrants will be considered treaty-protected property by reason of the Treaty (and no Canadian income tax will be payable under the Tax Act on any capital gain realized on a disposition of such warrants).

PROMOTER

The Company or its subsidiaries have not had a person or company act as a promoter within the two years immediately preceding the date of this prospectus other than Douglas B. Silver.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings to which the Company or either of its subsidiaries is a party or to which the royalty interests held by, or to be acquired by, the Company is subject, nor are any proceedings known to be

contemplated against the Company, either of its subsidiaries or any of such royalty interests except for an action commenced in 1997 in the Supreme Court of Newfoundland and Labrador, Trial Division between Archean and VBNC pursuant to which Archean has claimed against VBNC for:

1. a declaration that VBNC is in breach of the Labrador Option Agreement in failing to settle the form and content of the confidentiality undertaking provided for therein;
2. an order directing VBNC to settle the form and content of the confidentiality undertaking provided for in the Labrador Option Agreement, or an order settling the form and content of the confidentiality undertaking; and
3. damages for breach by VBNC of the Labrador Option Agreement, interest and costs.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company, any other insider of the Company or any associate or affiliate of any of such individuals or companies has any interest in any material transactions in which the Company has participated or in which the Company intends to participate at this time, save and except as disclosed in this prospectus.

AUDITOR

The auditor of the Company is PricewaterhouseCoopers LLP at PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Particulars of Material Contracts

Except for contracts made in the ordinary course of the Company's business, the following are the material contracts entered into by the Company since May 7, 2003 (date of incorporation) or that will be entered into prior to Closing.

1. purchase and sale agreement dated June, 2003 and amended July 31, 2003 between the Company, Jean-Claude Bonhomme and Bonhomme Enterprises, with respect to the purchase of the Williams Royalty (referred to under "General Development of the Business – Acquisition of Williams Royalty" and "Williams Royalty");
2. the share purchase agreement dated August 16, 2004 between Albert Chislett and the Company referred to under "Archean and the Voisey's Bay Royalty Interest";
3. the share purchase agreement dated August 16, 2004 between Christopher Verbiski and the Company referred to under "Archean and the Voisey's Bay Royalty Interest";
4. the letter agreement dated October 8, 2004 between John S. Livermore and the Company, referred to under "Livermore Royalty Portfolio";
5. the letter agreement dated October 29, 2004 between Hecla and the Company referred to under "Other Proposed Royalty Interests – Hecla Mining Company Royalty Portfolio";
6. the letter agreement dated November 15, 2004 between BHP Billiton and the Company referred to under "Other Proposed Royalty Interests – BHP Billiton Royalty Portfolio";
7. the letter agreements each dated November 25, 2004 between the Hunter Group and the Company referred to under "Other Proposed Royalty Interests – Hunter Exploration Group Royalty Portfolio";
8. the letter agreement dated December 7, 2004 between David Fawcett and the Company referred to under "Other Proposed Royalty Interests – B.C. Coal Royalty Portfolio";

9. the IPO Agency Agreement referred to under "Plan of Distribution";
10. the Unit Agency Agreement referred to under "General Development of the Business – Financing by Way of Units";
11. the transfer agency agreement to be dated on or prior to Closing, between the Transfer Agent and the Company;
12. the agreement providing for the Pooling Arrangement with respect to Common Shares held by founders of the Company issued upon the exercise of the Founders' Special Warrants and Common Shares issued upon the exercise of the Consultants' Special Warrants referred to under "Escrowed Shares – Pooling Arrangement"; and
13. the agreement providing for the Pooling Arrangement with respect to Common Shares and Financing Warrants to be issued upon the exercise of the Initial Financing Special Warrants referred to under "Escrowed Shares – Pooling Arrangement".

A copy of each material contract and of the Qualifying Report may be inspected at the office of the Company's legal counsel, Fasken Martineau DuMoulin LLP, 66 Wellington Street West, Suite 4200, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario during normal business hours throughout the period of distribution of the securities offered under this prospectus and for a period of 30 days thereafter. A copy of each material contract and the Qualifying Report may also be retrieved from www.sedar.com.

EXPERTS

Certain legal matters relating to this Offering will be passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP and on behalf of the Agents by Fraser Milner Casgrain LLP.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that (i) a holder of an Initial Financing Special Warrant, who acquires a Common Share and a fraction of a Financing Warrant upon the exercise of the Initial Financing Special Warrant, or (ii) a holder of a Compensation Special Warrant, who acquires a Common Share upon the exercise of the Compensation Special Warrant as provided for in this prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of its Initial Financing Special Warrant or Compensation Special Warrant, as the case may be, but also of the private placement transaction pursuant to which the Initial Financing Special Warrant or the Compensation Special Warrant, as the case may be, was initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid to the agent or the Company, as the case may be, on the acquisition of the Initial Financing Special Warrant or the Compensation Special Warrant, as the case may be. In the event such holder is a permitted assignee of the interest of the original Initial Financing Special Warrant subscriber or Compensation Special Warrant subscriber, as the case may be, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original subscriber. The foregoing is in addition to any other right or remedy available to a holder of the Initial Financing Special Warrant or the Compensation Special Warrant, as the case may be, under section 130 of the *Securities Act* (Ontario) or otherwise at law.

GLOSSARY OF NON-GEOLOGICAL TERMS

Certain terms and abbreviations used in this prospectus are defined below:

"**Agents**" means collectively Haywood Securities Inc., GMP Securities Ltd., Canaccord Capital Corporation, Raymond James Ltd., Salman Partners Inc. and Bolder Investment Partners, Ltd.

"**Agents' Commission**" means the cash commission to be paid to the Agents equal to 6.5% of the gross proceeds of this Offering.

"**Altius**" means Altius Resources Inc., a wholly-owned subsidiary of Altius Minerals Corporation.

"**Archean**" means Archean Resources Ltd.

"**buy-down right**" means the right of an operator of a property subject to a royalty to buy-back all or a portion of the royalty.

"**claw-back right**" means the right of a seller of a royalty to the Company to re-acquire the royalty from the Company.

"**Closing**" means the completion of the sale and issuance of the Offered Common Shares pursuant to this Offering.

"**Common Share**" means a common share of the Company.

"**Company**" means International Royalty Corporation.

"**Compensation Special Warrants**" means the 308,000 special warrants issued by the Company to Haywood Securities Inc., one of the Agents, on August 12, 2003 as partial compensation in connection with the private placement of the Initial Financing Special Warrants.

"**Compensation Warrants**" means the 440,000 Common Share purchase warrants issued to Haywood Securities Inc., one of the Agents, on August 12, 2003 as partial compensation in connection with the private placement of the Initial Financing Special Warrants.

"**Consultants' Special Warrants**" has the meaning ascribed thereto set out under "Prior Sales".

"**Debentures**" means the secured debentures in the principal amount of $500,000 to be issued by the Company pursuant to the Unit Offering.

"**Debenture Shares**" means the Common Shares issuable by the Company pursuant to the Unit Offering.

"**DFR**" means Diamond Fields Resources Inc.

"**Employment Agreements**" means the agreements entered into on January 1, 2004 between the Company and each of Douglas B. Silver, Douglas J. Hurst and George S. Young and the employment agreement entered into on December 14, 2004 between the Company and David R. Hammond.

"**Financing Warrants**" means the Common Share purchase warrants issuable upon the exercise of the Initial Financing Special Warrants.

"**Founders' Special Warrants**" means the special warrants issued by the Company on August 1, 2003 to the founding directors and employees of the Company at a nominal cost.

"**FOB**" means "free on board". The FOB price is the sales price of coal loaded in a vessel at the port and excludes freight or shipping costs.

"**Gustavson**" means Gustavson Associates, LLC.

"**Holdco**" means Voisey's Bay Holding Corporation, a wholly-owned subsidiary of Archean.

"**Inco**" means Inco Limited.

"**Inco Report**" means a technical report effective as of August 31, 2003 prepared and filed by Inco in accordance with NI 43-101.

"**Initial Financing Special Warrants**" means the special warrants issued by the Company on August 12, 2003.

"**Insider**" means a director or senior officer of the Company; a director or senior officer of a company that is an insider or subsidiary of the Company; a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company; or the Company itself if it holds any of its own securities.

"**Introducer**" means the individual who has entered into the Introduction Fee Agreement with the Company.

"**Introducer Fee**" means the fee payable by the Company to the Introducer as set out under "Description of Securities – Introducer's Shares".

"**Introducer's Shares**" means the Common Shares to be issued to the Introducer as the Introducer Fee.

"**Introduction Fee Agreement**" means an agreement dated July 27, 2004 between the Company and the Introducer regarding the provision by the Introducer to the Company of information regarding one or more royalties, mineral claims, concessions, projects, entities, properties or other interests owned or otherwise held by one or more third parties and to assist in the negotiation of the acquisition of any legal or financial interest in various royalty portfolios located in the United States.

"**IPO Agency Agreement**" means the agreement dated February 3, 2005 between the Company and the Agents with respect to this Offering.

"**Labrador Option Agreement**" means the agreement dated May 18, 1993 and as amended on June 28, 1995 between Archean and DFR.

"**Lead Agents**" means collectively Haywood Securities Inc. and GMP Securities Ltd.

"**LNRLP**" means Labrador Nickel Royalty Limited Partnership.

"**Named Executive Officers**" means the chief executive officer and the chief financial officer of the Company.

"**NI 43-101**" means National Instrument 43-101 Standards of Disclosure for Mineral Projects.

"**Offered Common Shares**" means the Common Shares offered under this prospectus at a price of $4.30 per Offered Common Share and includes the Over-Allotment Shares.

"**Offering**" means the offering of 34,883,721 Offered Common Shares under this prospectus of at a price of $4.30 per Offered Common Share for aggregate gross proceeds of $150 million.

"**Offering Price**" means $4.30 per Common Share.

"**Over-Allotment Option**" means the option granted to the Agents by the Company for the right, exercisable within 30 days after the Closing, to acquire from the Company at the Offering Price up to 2,906,977 Offered Common Shares in order to cover over-allotments and for market stabilization purposes, if any.

"**Over-Allotment Shares**" means the Common Shares issuable upon the exercise of the Over-Allotment Option.

"**Plan**" means the Company's stock option plan.

"**pre-emptive right**" means the right of an operator of a property subject to a royalty to exercise a right of first refusal or right of first offer with respect to any proposed sale or assignment of a royalty by a royalty-holder.

"**prospectus**" means the preliminary prospectus, the final prospectus and any amendments thereto of the Company regarding this Offering, as the context requires.

"**Qualifying Report**" means a technical report dated October 29, 2004, revised on February 1, 2005, and entitled "Independent Technical Report, Voisey's Bay Project Royalty, Labrador, Canada" prepared by Gustavson, at the request of the Company.

"**Royalty Portfolios**" means the four mineral royalty portfolios of approximately 58 royalties described in the section "Other Proposed Royalty Interests" consisting of two royalties on producing properties, six royalties on development stage properties, seven royalties on feasibility stage properties and 43 royalties on exploration stage properties. For the purpose of this definition, "Royalty Portfolios" does not include the Williams Royalty, the Livermore Royalty Portfolio or the Voisey's Bay Royalty.

"**Teck Cominco**" means Teck Cominco Limited.

"**Transfer Agent**" means CIBC Mellon Trust Company, the registrar and transfer agent for the Common Shares.

"**Trigger Date**" means the date on which the Closing occurs and the Common Shares become listed on the Toronto Stock Exchange.

"**TSX**" means the Toronto Stock Exchange.

"**Unit**" means one Debenture and 23,256 Debenture Shares.

"**Unit Agency Agreement**" means the agreement dated February 3, 2005 between the Company and Haywood Securities Inc. and GMP Securities Ltd., as agents, regarding the Unit Offering.

"**Unit Offering**" means the offering of up to 60 Units by the Company pursuant to the terms of the Unit Agency Agreement.

"**VBNC**" means Voisey's Bay Nickel Company Limited, a wholly-owned subsidiary of Inco.

"**Voisey's Bay Royalty**" means a 3.0% NSR royalty on base metals, precious metals, rare earth metals, elements and other minerals normally subject to net smelter returns with respect to the properties comprising the Voisey's Bay property. Archean is currently entitled to a 90% indirect ownership interest in the Voisey's Bay Royalty and any reference to Archean together with the Voisey's Bay Royalty shall be with respect to such 90% indirect ownership interest, which is in effect a 2.7% NSR royalty on the Voisey's Bay property.

"**Williams Mine**" means the Williams gold mine located near Marathon, Ontario.

"**Williams Mine Warrants**" means the Common Share purchase warrants issued by the Company in connection with the acquisition of the Williams Royalty which are exercisable to purchase 950,000 Common Shares at an exercise price of $3.00 per Common Share. The Williams Mine Warrants are exercisable for a period of two years after the Trigger Date.

"**Williams Royalty**" means a 0.25% NSR royalty on the Williams Mine.

GLOSSARY OF GEOLOGICAL TERMS

"**anorthosite**" means an igneous rock characterized by hosting large plagioclase feldspars and a minimal mafic content.

"**Ag**" means the chemical symbol for the element silver.

"**Au**" means the chemical symbol for the element gold.

"**carbon-in-pulp (CIP)**" is an ore processing method in which gold is leached conventionally from a slurry of gold ores with cyanide in agitated tanks. The leached slurry passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed onto the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.

"**chalcopyrite**" is an iron copper sulphide mineral with the chemical formula Cu_2S.

"**concentrate**" is the product of physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.

"**Co**" means the chemical symbol for the element cobalt.

"**Cu**" means the chemical symbol for the element copper.

"**cubanite**" is a copper iron sulphide mineral with the chemical formula $CuFe_2S_3$.

"**dike**" is a tabular, discordant, intrusive igneous body.

"**diorite**" is an igneous rock characterized with, a "salt and pepper" appearance and is composed primarily of sodium/calcium feldspar and mafic minerals with little or no quartz.

"**electrowinning**" is a recovery method where deposition of metal on an electrode from electrolysis takes place.

"**faults**" are (a) a fracture or fracture zone along which there has been displacement of the sides relative to one another parallel to the fracture, (b) a break in the continuity of a body of rock.

"**Fe**" means the chemical symbol for iron.

"**feasibility study**" is a detailed study to determine if a property can be mined at a profit and the best way to mine it.

"**flotation**" is a process by which some mineral particles are induced to become attached to bubbles and float, in an ore and water slurry, so that the valuable minerals are concentrated at the slurry surface and separated form the worthless gangue.

"**Ga**" means the chemical symbol for the element gallium.

"**gangue**" is rocks and minerals of no economic value that occur with valuable minerals in an ore.

"**Ge**" means the chemical symbol for the element germanium.

"**gneiss**" means a coarse-grained metamorphic rock characterized by alternating bands of unlike minerals, commonly light bands of quartz and feldspar and dark bands of mica and hornblende.

"**GOR**" means Gross Overriding Royalty Interest and is the right to receive a royalty based on the gross value of the minerals produced with few, if any, deductions therefrom. Usually employed for non-metallic projects.

"**GR**" means Gross Royalty and is a royalty based on all revenues in cash or in-kind products received by the operator for the sale of product.

"**grade**" means the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (Oz/t). the grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

"**granite**" is a medium to coarse-grained igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

"**GSR**" means Gross Sales Royalty and is a royalty based on total revenues calculated in respect of sales agreements by multiplying the metal content by a reference price from the sale of ore, minerals or other products extracted from the area covered by a project.

"**hectares**" means a square of 100 meters on each side.

''**hydromet**'' is a metallurgical operation in which metal is separated from impurities by a process that includes fluid chemistry.

''**igneous**'' means a rock formed by the cooling of molten silicate material.

''**intermediate**'' means a stage in metal processing where all impurities have not been removed and requires further processing and refining.

''**Indicated Resources**'' as defined in NI 43-101 has the meaning ascribed to the term ''indicated mineral resource'' by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as that definition may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

''**Inferred Resources**'' as defined in NI 43-101 has the meaning ascribed to the term ''inferred mineral resource'' by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as that definition may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

''**intrusive rocks**'' means any igneous rock solidified from magma beneath the earth's surface.

''**K**'' means the chemical symbol for the element potassium.

''**kimberlite**'' are pipe-like volcano sources from deep within the earth under extreme temperatures and pressures. It is the host rock for diamonds and diamond indicator minerals.

''**Li**'' means the chemical symbol for the element lithium.

''**mafic**'' means an igneous rock composed chiefly of dark iron and manganese silicate minerals and has a dark appearance.

''**magma**'' means a naturally occurring molten rock material, generated within the earth and capable of intrusion and extrusion, from which igneous rocks have been derived through solidification and related processes. It may or may not contain suspended solids (such as crystals and rock fragments) and/or gas phases.

''**magnetite**'' means a mineral composed of iron and oxygen with the chemical formula Fe_3O_4.

''**massive**'' is said of a mineral deposit, especially sulfides, characterized by a great concentration of ore in one place, as opposed to a disseminated or vein-like deposit.

''**matte**'' means intermediate processed metal product produced in smelters.

''**Measured Resources**'' as defined in NI 43-101 has the meaning ascribed to the term ''measured mineral resource'' by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as that definition may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

''**metallurgical coal**'' means coal with characteristics making it suitable for production of coke that can be used by the iron and steel industry.

''**mineralization**'' usually implies minerals of value occurring in rocks.

''**Mo**'' means the chemical symbol for the element molybdenum.

''**Ni**'' means the chemical symbol for the element nickel.

''**NPI**'' means Net Profit Interests: the profits after deduction of expenses.

''**NPI Royalty**'' is a passive interest in a resource extraction operation that is determined on the basis of a defined portion of the operation's net profits.

''**NSR**'' means Net Smelter Return: the proceeds returned from the smelter and/or refinery to the mine owner.

''**NSR Royalty**'' means a royalty paid on a percentage of the NSR. For NSR royalties where smelting and refining are not involved, the NSR royalty is usually calculated as the gross revenues less deductions for transportation, transportation insurance and refining costs.

"**ore**" means a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

"**Pb**" means the chemical symbol for the element lead.

"**PCI**" means "pulverised coal injection" coal, a low grade metallurgical coking coal.

"**pentlandite**" means a nickel-iron sulphide mineral with the chemical formula $(Fe, Ni)_9S_8$.

"**PGM**" means the platinoid group of metals, including but not limited to Palladium, Platinum, Osmium, and Rhenium.

"**Probable Reserve**" means the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"**Proven Reserve**" means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This preliminary feasibility study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"**Reserves**" are a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"**Resources**" as defined in NI 43-101 has the meaning ascribed to the term "mineral resource" by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as that definition may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

"**ROM**" means "run-of-mine" coal, which is the coal produced from the mine before it is separated and any impurities removed.

"**Royalty Interest**" is tied to some production unit such as tonne of concentrate or ounce of gold or silver produced. A common form of royalty interest is based on the net smelter return.

"**S**" means the chemical symbol for sulphur.

"**sediments**" are composed of the debris resulting from the weathering and breakup of other rocks that have been deposited or carried to the oceans by rivers, or left over from glacial erosion or sometimes from wind action.

"**slurry**" is a mixture of fine ground ore, concentrate, tailings or leach residue with water or other aqueous liquor.

"**smelting**" is an intermediate stage metallurgical process in which metal is separated from impurities by using thermal or chemical separation techniques.

"**Thermal Coal**" means coal with characteristics making it suitable for burning to produce steam for generating electricity.

"**thickener**" is a settlement tank with a bottom ranking mechanism to direct thickened slurry to center bottom discharge and with a top peripheral launder to collect clear overflow liquid. Feed is usually a dilute ore, concentrate or leach residue slurry.

"**troctolite**" is a coarse-grain igneous rock composed predominantly of olivine and feldspar.

"**troilite**" means an iron sulphide mineral with the chemical formula FeS.

"**U**" means the chemical symbol for the element uranium.

"**waste**" is rock which is not ore. Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore. and

"**Zn**" means the chemical symbol for the element zinc.

INDEX TO FINANCIAL STATEMENTS

International Royalty Corporation

Consolidated Financial Statements
December 31, 2003 (Audited) and
September 30, 2004 (Unaudited)
(expressed in U.S. dollars)

INDEPENDENT AUDITORS' REPORT

To the Directors of
INTERNATIONAL ROYALTY CORPORATION

We have audited the consolidated balance sheet of **International Royalty Corporation** as at December 31, 2003 and the consolidated statements of operations, stockholders' equity and cash flows for the period from May 7, 2003 (date of incorporation) to December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the period from May 7, 2003 (date of incorporation) to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.
October 22, 2004
(except for note 12, which is as of February 3, 2005)

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED BALANCE SHEET
(expressed in U.S. dollars)

	December 31, 2003	September 30, 2004 (Unaudited)
Assets		
Current assets		
Cash	$ 204,038	$ 116,897
Royalty receivable	107,724	83,087
Prepaid expenses and other current assets	12,585	46,130
	324,347	246,114
Royalty interest in mineral property (note 3)	2,024,720	1,817,003
Furniture and equipment (note 4)	10,157	7,345
Deferred expenses	—	26,510
	$2,359,224	$2,096,972
Liabilities		
Current liabilities		
Accounts payable	$ 3,766	$ 86,310
Accrued payroll and other liabilities	42,722	21,549
	46,488	107,859
Stockholders' Equity		
Common stock		
Authorized		
Unlimited common shares without par value		
Issued		
one common share	—	—
Special warrants (note 6)	2,434,078	2,525,854
Warrants (note 6)	91,924	91,924
Deficit	(213,266)	(628,665)
	2,312,736	1,989,113
	$2,359,224	$2,096,972

Nature of operations and going concern (note 1)
Commitments (note 11)
Subsequent events (note 12)

Approved by the Board of Directors

(Signed) DOUGLAS B. SILVER
Director

(Signed) RENE G. CARRIER
Director

See accompanying notes to the consolidated financial statements.

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

(expressed in U.S. dollars)

	Period from May 7, 2003 to December 31, 2003	Nine months ended September 30, 2004	Period from May 7, 2003 to September 30, 2003
		(Unaudited)	(Unaudited)
Royalty revenues	$ 177,885	$ 261,109	$ 65,179
Expenses			
General and administrative	252,562	469,197	127,331
Depreciation and amortization	144,236	210,529	53,696
	396,798	679,726	181,027
Loss from operations	(218,913)	(418,617)	(115,848)
Foreign currency gain (loss)	5,647	3,218	(787)
Loss for the period	$(213,266)	$(415,399)	$(116,635)
Basic and diluted loss per share (note 7)	$ (0.03)	$ (0.05)	$ (0.02)
Basic and diluted weighted average shares outstanding (note 7)	6,389,193	8,308,000	5,180,082

See accompanying notes to the consolidated financial statements.

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (NOTE 6)

(expressed in U.S. dollars)

	Special warrants		Warrants		Accumulated deficit	Total stockholders' equity
	Number	Amount	Number	Amount		
Founders' special warrants	3,600,000	$ —	—	$ —	$ —	$ —
Williams Mine warrants (note 3)	—	—	—[1]	28,359	—	28,359
Private placement – Initial financing special warrants and financing warrants – net of issuance costs of $237,802	4,400,000	2,274,839	—[1]	28,359	—	2,303,198
Compensation special warrants	308,000	159,239	—	—	—	159,239
Compensation warrants	—	—	440,000	35,206	—	35,206
	8,308,000	2,434,078	440,000	91,924	—	2,526,002
Loss	—	—	—	—	(213,266)	(213,266)
Balance at December 31, 2003	8,308,000	2,434,078	440,000	91,924	(213,266)	2,312,736
Cancellation of founders' special warrants	(150,000)	—	—	—	—	—
Consultants' special warrants granted (Unaudited)	150,000	91,776	—	—	—	91,776
Loss (Unaudited)	—	—	—	—	(415,399)	(415,399)
Balance at September 30, 2004 (Unaudited)	8,308,000	$2,525,854	440,000	$91,924	$(628,665)	$1,989,113

(1) The Williams Mine warrants and the financing warrants portion of the private placement convert to a varying number of common shares based on the value of International Royalty Corporation's initial public offering (see note 6).

See accompanying notes to the consolidated financial statements.

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
(expressed in U.S. dollars)

	Period from May 7, 2003 to December 31, 2003	Nine months ended September 30, 2004	Period from May 7, 2003 to September 30, 2003
		(Unaudited)	(Unaudited)
Cash flows from operating activities			
Loss for the period	$ (213,266)	$(415,399)	$ (116,635)
Items not affecting cash			
Depreciation and amortization	144,236	210,529	53,696
Special warrants granted in lieu of compensation	—	91,776	—
(Increase) decrease in royalty receivable	(107,724)	24,637	(65,179)
Increase in prepaid expenses and other current assets	(12,585)	(33,545)	(20,500)
Increase in accounts payable	3,766	82,544	15,504
Increase (decrease) in accrued payroll and other liabilities	42,722	(21,173)	20,510
	(142,851)	(60,631)	(112,604)
Cash flows from investing activities			
Acquisition of royalty interest in mineral property	(2,139,495)	—	(2,139,495)
Purchases of furniture and equipment	(11,259)	—	(11,259)
Increase in deferred expenses	—	(26,510)	—
	(2,150,754)	(26,510)	(2,150,754)
Cash flows from financing activities			
Proceeds from issuance of warrants	2,497,643	—	2,497,643
Increase (decrease) in cash and cash equivalents	204,038	(87,141)	234,285
Cash and cash equivalents – Beginning of period	—	204,038	—
Cash and cash equivalents – End of period	$ 204,038	$ 116,897	$ 234,285
Supplemental disclosure of cash flow information			
Issuance of the Williams Mine warrants in connection with acquisition of royalty interest in mineral property (note 3)	$ 28,359	$ —	$ 28,359
Issuance of compensation – special warrants	$ 159,239	$ —	$ 159,239
Issuance of compensation – warrants	$ 35,206	$ —	$ 35,206

See accompanying notes to the consolidated financial statements.

INTERNATIONAL ROYALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 (Audited) and September 30, 2004 (Unaudited)
(expressed in U.S. dollars)

1 Nature of business and going concern

International Royalty Corporation (''IRC'' or the ''Company'') was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the *Canada Business Corporations Act* on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. Operating activities began on July 1, 2003.

IRC's intent is to pursue royalties owned by individuals as well as royalty portfolios owned by mining companies that may involve multiple commodities. The Company anticipates that its strategy will create a diversified portfolio of royalties ranging from royalties on exploration to production stage properties, and consisting of multiple commodities around the world. Royalty revenue is currently generated from the Williams gold mine located in Ontario, Canada.

At September 30, 2004 the Company has working capital of $138,255 (unaudited) which, the Company believes will be sufficient to meet its planned general and administrative expenses for the coming year. The Company's ability to meet general and administrative costs beyond the next year and to acquire additional royalty interests is dependent on the success of the Company's initial public offering (''IPO'') or the Company obtaining additional financing.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and discharging of liabilities in the normal course of operations. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset and liability amounts that might be necessary should the Company be unable to continue as a going concern.

2 Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Interim financial statements

The consolidated balance sheet as of September 30, 2004, the related consolidated statements of operations, stockholders' equity and cash flows for the nine months ended September 30, 2004, and for the period from May 7, 2003 to September 30, 2003, have been prepared without audit. In the opinion of management, all adjustments (which included normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all such periods have been made. The results of operations for the nine months ended September 30, 2004, are not necessarily indicative of the operating results for the full year.

Basis of consolidation and presentation

The consolidated financial statements include the accounts of IRC and its wholly-owned subsidiary, IRC (U.S.) Management Inc. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars.

Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period that the actual amounts are known.

Foreign currency

The United States dollar is the functional currency of IRC and its subsidiary. Although IRC's Williams mine royalty is denominated in Canadian dollars, the price of the underlying mineral, gold, is predominantly quoted and delivered in international markets in United States dollars. This is also the case for most, if not all, of the minerals in which the Company expects to acquire a royalty interest.

Foreign currency transaction gains and losses are included in the results of operations in the period in which they occur. Monetary assets and liabilities are translated to the current exchange rate on the balance sheet date and the resulting gain or loss is included in the results of operations for the period then ended. References to ''US$'' refers to United States dollars and references to ''CAD$'' refers to Canadian dollars.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered likely, a valuation allowance is provided.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and interest bearing instruments with maturity dates less than three months at the time of acquisition.

Royalty interest in mineral properties

Royalty interest in mineral properties include acquired royalty interests in production stage, development stage and exploration stage properties. The royalty interests in mineral properties are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. At September 30, 2004, all royalty interests in mineral properties are classified as tangible assets.

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the mineral properties remaining life, using proven and probable reserves. The carrying value of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future. Exploration costs are charged to operations when incurred.

Furniture and equipment

Significant expenditures, which increase the life of the asset, are capitalized and depreciated over the estimated remaining useful life of the asset. The Company initially records furniture and equipment at cost and provides for depreciation over their estimated useful lives ranging from three to seven years, using the straight-line method. Upon retirement or disposition of furniture and equipment, related gains or losses are recorded in operations.

Asset impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063 "Impairment of Long-lived Assets", which the Company adopted effective January 1, 2004. The adoption of this standard had no impact on the financial statements for the periods presented.

Measurement uncertainty

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interest in mineral properties and the assessment of the recoverability of the royalty interest in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in these consolidated financial statements.

Deferred expenses

Deferred expenses comprise legal expenditures relating to the acquisition of the royalty interest in the Voisey's Bay nickel mine (note 3). Once the royalty interest in the Voisey's Bay nickel mine is finalized, the Company intends to capitalize these amounts to the royalty interest in mineral properties.

Stock option plan

On June 8, 2004, the Board of Directors of the Company adopted a stock option plan (the "Plan") pursuant to which the Company may grant incentive stock options to directors, officers, employees of and consultants to the Company and any affiliate of the Company, at the board of director's discretion. The exercise price of any option granted is fixed by the board of directors of the Company when such option is granted.

All options will be non-transferable (except that in the case of an optionee's death, the option may be exercised by the optionee's personal representative until the earlier of the option's expiry date or the first anniversary of the optionee's death). The options expire on the earlier of the expiry date or the date which is 90 days following the day on which the optionee ceases to be a director, officer, employee of or consultant to the Company and any affiliate of the Company. The options will be adjusted in the event of a share consolidation or subdivision or other similar change to the Company's share capital. No options have been granted through September 30, 2004.

Effective January 1, 2004, the Company has adopted the new requirements of CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments whereby the fair value of awards to both employees and non-employees are recognized as an expense.

3 Purchase of royalty interest in mineral property

On August 12, 2003, effective August 1, 2003, IRC completed the purchase of a 0.25% net smelter return royalty in the Williams mine from a private individual. Consideration for the purchase was CAD$2,876,722 and purchase warrants (the "Williams Mine Warrants"). The Williams Mine Warrants are exercisable to purchase, for the lesser of $3.00 per common share or the IPO price per share, CAD$2,850,000 worth of IRC's common shares. The Williams Mine Warrants are exercisable beginning on the date of the IPO until the second anniversary thereof. The Williams Mine Warrants have been valued at $28,359, and are included in royalty interest in mineral property in the December 31, 2003 and September 30, 2004 balance sheets.

The Williams mine is a large gold-producing mine in Canada, located near Marathon, Ontario and operated by a 50/50 joint venture between Teck Cominco Limited and Homestake Canada Inc. (a wholly owned subsidiary of Barrick Gold Corporation). The Williams mine is primarily an underground operation with some open-pit mining, and has been operating since the fall of 1985. At expected production levels, the Williams mine has an estimated life of approximately 10 years.

Royalty interest in mineral property was as follows:

	Cost	Accumulated Amortization	Net
As of December 31, 2003			
Williams mine	$2,167,854	$(143,134)	$2,024,720
As of September 30, 2004 (unaudited)			
Williams mine	$2,167,854	$(350,851)	$1,817,003

During the nine-month period ended September 30, 2004, the Company recorded $207,717 (unaudited) (inception to December 31, 2003 – $143,134) in amortization expense.

4 Furniture and equipment

Office furniture and equipment consisted of the following:

	Cost	Accumulated Depreciation	Net
As of December 31, 2003			
Office furniture and equipment	$11,259	$(1,102)	$10,157
As of September 30, 2004 (unaudited)			
Office furniture and equipment	$11,259	$(3,914)	$ 7,345

During the nine-month period ended September 30, 2004, the Company recorded $2,812 (unaudited) (inception to December 31, 2003 –$1,102) in depreciation expense.

5 Income taxes

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 35.62% to loss before income taxes as follows:

	Period from May 7, 2003 to December 31, 2003	Nine months ended September 30, 2004	Period from May 7, 2003 to September 30, 2003
		(Unaudited)	(Unaudited)
Loss before income taxes	$(213,266)	$(415,399)	$(116,635)
Expected income tax benefit	(75,965)	(147,965)	(41,545)
Less: Change in valuation allowance	75,965	147,965	41,545
Actual income tax expense	$ —	$ —	$ —

At December 31, 2003 and September 30, 2004, IRC has unused Canadian net operating losses of $518,382 and $1,125,293 (unaudited), respectively, which will begin expiring in 2010.

Future tax assets (liabilities) include the following components:

	December 31, 2003	September 30, 2004
		(Unaudited)
Net operating loss carry-forward	$ 184,648	$ 400,829
Royalty interest in mineral property basis	(100,703)	(168,920)
Other	(7,978)	(7,978)
	75,967	223,931
Less: Valuation allowance	(75,967)	(223,931)
Net future tax assets (liabilities)	$ —	$ —

6 Stockholders' equity

Effective August 1, 2003, IRC issued 3,600,000 founders' special warrants ("Founders' Special Warrants") to the founding members of IRC. Each Founders' Special Warrant allows the holder to acquire one common share of IRC for no additional consideration. If the holder does not exercise the Founders' Special Warrants within 5 days after completion of the IPO, they will be deemed to have been exercised immediately prior to that time.

In August 2003, IRC issued the Williams Mine Warrants as partial consideration for the acquisition of the Williams mine royalty interest, discussed in note 3 above. The Williams Mine Warrants have been valued at $28,359.

In August 2003, IRC completed a private placement (the "Private Placement") whereby IRC issued 4,400,000 special warrants ("Initial Financing Special Warrants") at CAD$0.80 each, for gross proceeds of US$2,541,000 (CAD$3,520,000). Each Initial Financing Special Warrant allows the holder to acquire one IRC common share for no additional consideration, and approximately 0.216 of a "Financing Warrant" (assuming an IPO offering price of $3.00 or greater). The Financing Warrant component of the Initial Financing Special Warrants have the same terms and conditions as the Williams Mine Warrants described above and have been valued in total at $28,359. The common share component of the Initial Financing Special Warrants have been valued at $2,274,839.

As compensation for the Private Placement, IRC issued 308,000 Compensation Special Warrants and 440,000 Compensation Warrants to IRC's agent for the Private Placement. Each Compensation Special Warrant allows the holder to acquire one IRC common share for no additional consideration and have been valued in total at $159,239. If the holders do not exercise their Compensation Special Warrants within five days after completion of the IPO, they will be deemed to have been exercised immediately prior to that time. Each Compensation Warrant allows the holder to acquire one IRC common share at a price of CAD$0.80, for a period of two years after the completion of the IPO. The Compensation Warrants have been valued at $35,206.

On March 31, 2004, the chairman and the chief executive officer of the Company agreed to have 150,000 of his Founders' Special Warrants cancelled and re-issued to an employee and a contractor of the Company ("Consultants' Special Warrants"). The transaction was recorded as compensation expense at the fair market value of the Consultants' Special Warrants (CAD$0.80 per Consultants' Special Warrant for a total of CAD$120,000 or US$91,776) on the date of the grant and is included in stockholders equity as of September 30, 2004.

7 Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each year. Diluted earnings per share reflects the effect of all potentially dilutive common stock equivalents. The weighted average number of shares includes the weighted average effect of common shares issuable under the 3,600,000 Founders' Special Warrants, the 4,400,000 Initial Financing Special Warrants and the 308,000 in Compensation Special Warrants (note 6). These common shares are issuable for no cash consideration and are not considered contingently issuable for the purpose of earnings (loss) per share.

The effect of the Williams Mine Warrants, the Financing Warrants and the Compensation Warrants (notes 3 and 6) are not included in the computation of diluted earnings per share during the reporting period as their inclusion would be anti-dilutive.

8 Related party transactions

IRC subleases its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of IRC. The non-cancellable operating lease provides for minimum annual rent payments of $24,559 in 2004 and $4,093 in 2005 with no commitments thereafter. The terms of the sublease are the same as the original underlying lease. Rent expense during the period from May 7, 2003 to December 31, 2003 was $12,322, for the period from May 7, 2003 to September 30, 2003 was $7,700 (unaudited), for the nine-months ended September 30, 2004 was $18,051 (unaudited).

During the period ended December 31, 2003, IRC paid legal fees of CAD$34,501 to Gordon J. Fretwell Law Corp., a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at the end of any of these periods.

9 Economic dependence

During the reporting periods, IRC received all of its revenue from the same operator. The Company is dependent upon the operator of the mineral property. The Company believes that its exposure to credit related losses is mitigated through dealing with financially secure, well-established companies.

10 Financial instruments

Fair value

The fair values of the Company's cash, royalty receivable, accounts payable and accrued payroll and other liabilities approximate the carrying amounts due to the short maturities of these instruments.

11 Commitments

On August 16, 2004, IRC reached separate agreements with two individuals for the purchase of 100% of the common shares of Archean Resources Limited, which owns 90% of a 3% net smelter return royalty on the Voisey's Bay property, located in northern Labrador, Canada. Terms of the agreements call for a total purchase consideration of CAD$180 million and one million common shares of IRC to be issued on the date of closing of the IPO. CAD$152.5 million of the CAD$180 million is to be paid in cash, with the balance of CAD$27.5 million of consideration to be paid in common shares of IRC valued at the offering price of the IPO. Completion of these agreements is dependent on the successful completion of the IPO, accordingly no amounts have yet been recognized in these financial statements.

12 Subsequent events

a) Subsequent to September 30, 2004, IRC entered into a series of letter agreements to acquire several portfolios of royalty interests (the ''Royalty Portfolios'') as follows:

- On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John S. Livermore for cash consideration of $520,000 (''Livermore Portfolio'').
- On October 29, 2004, the Company signed a letter agreement with Hecla Mining Company to acquire a portfolio of 14 mineral royalty interests. Total consideration to be paid is $550,000 payable in common shares of IRC valued at the offering price of the IPO;
- On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. to acquire a mineral portfolio of 22 royalty interests for total consideration of $625,000 payable in cash and $625,000 payable in common shares of IRC valued at the offering price of the IPO;
- On November 25, 2004, the Company signed three letter agreements with Hunter Exploration Group to acquire a portfolio of 17 gross override royalty interests in respect of diamonds on approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities. Total consideration to be paid is CAD$5,000,000 payable in common shares of IRC valued at the offering price of the IPO; and
- On December 7, 2004, the Company signed a letter agreement with David Fawcett to acquire 20.3% of a 1% royalty interest on five coal licenses in British Columbia for total consideration in the amount of CAD$312,500 payable in cash and CAD$937,500 payable in common shares of IRC valued at the offering price of the IPO.

b) With the exception of the Livermore Portfolio, all of the letter agreements relating to the acquisition of the Royalty Portfolios outlined above, and the acquisition of the shares of Archean Resources Ltd. (see note 11), are subject to IRC's successful completion of the IPO.

c) In November 2004, all of the 3,450,000 Founders' Special Warrants and the 150,000 Consultants' Special Warrants were exercised into an equal number of common shares of IRC for no additional consideration.

d) During November and December 2004, 1,850,000 Initial Financing Special Warrants were exercised into an equal number of common shares of the Company and 399,432 Financing Warrants, which were then exercised into an equal number of common shares of the Company at $3.00 per common share, raising a total of CAD$1,198,296.

e) On February 3, 2005, the Company completed the preparation of a prospectus in connection with an initial public offering of up to 34,883,721 common shares and the distribution of, among other securities, common shares and Financing Warrants, the nature of which are described elsewhere in these consolidated financial statements.

International Royalty Corporation

Pro forma Consolidated Financial Statements

(Unaudited)

(expressed in thousands of U.S. dollars)

COMPILATION REPORT

To the Directors of
INTERNATIONAL ROYALTY CORPORATION

We have read the accompanying unaudited pro forma consolidated balance sheet of International Royalty Corporation (the "Company") as at September 30, 2004 and the unaudited pro forma consolidated statements of operations for the nine month period then ended, and for the period from May 7, 2003 to December 31, 2003, and have performed the following procedures.

1. Compared the figures in the columns captioned "International Royalty Corporation" to the unaudited consolidated financial statements of the Company as at September 30, 2004 and for the nine months then ended, and to the audited consolidated financial statements of the Company for the period from May 7, 2003 to December 31, 2003 and found them to be in agreement.

2. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the requirements set by the securities acts and related regulations in each of the provinces with which the prospectus is filed.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma consolidated statements comply as to form in all material respects with the requirements set by the securities acts and related regulations in each of the provinces with which the prospectus is filed.

3. Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4. Recalculated the application of the pro forma adjustments to the amounts in the column captioned "International Royalty Corporation" as at September 30, 2004 and for the nine months then ended, and for the period from May 7, 2003 to December 31, 2003 and found the amounts in the column captioned "Pro forma Consolidated" to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical consolidated financial information.

Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, British Columbia
February 3, 2005

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

INTERNATIONAL ROYALTY CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

(Unaudited)

As at September 30, 2004

(expressed in thousands of U.S. dollars)

	International Royalty Corporation	Pro forma adjustments	Pro forma Consolidated
Assets			
Current assets			
Cash	$ 117	$ 20,630 [(a)]	$ 7,048
		110,712 [(c)]	
		(520)[(b)]	
		(123,014)[(d)]	
		(877)[(e)]	
Royalty receivable	83	—	83
Prepaid expenses and other current assets	46	—	46
	246	6,931	7,177
Interest escrow	—	1,996 [(a)]	1,996
Royalty interest in mineral property – net	1,817	520 [(b)]	157,853
		148,666 [(d)]	
		6,842 [(e)]	
		8 [(i)]	
Furniture and equipment – net	7	—	7
Deferred expenses	27	6,412 [(a)]	6,439
	$2,097	$ 171,375	$173,472
Liabilities			
Current liabilities			
Accounts payable	$ 86	$ —	$ 86
Accrued payroll and other liabilities	22	—	22
	108	—	108
Secured debentures	—	24,198 [(a)]	24,198
	108	24,198	24,306
Stockholders' Equity			
Common stock	—	4,840 [(a)]	149,703
		110,712 [(c)]	
		25,652 [(d)]	
		5,965 [(e)]	
		2,526 [(h)]	
		8 [(i)]	
Special warrants	2,526	(2,526)[(h)]	—
Warrants	92	—	92
Deficit	(629)	—	(629)
	1,989	147,177	149,166
	$2,097	$ 171,375	$173,472

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

For the nine month period ended September 30, 2004

(expressed in thousands of U.S. dollars)

	International Royalty Corporation	Pro forma adjustments	Pro forma Consolidated
Royalty revenues	$ 261	$ —	$ 261
Expenses			
General and administrative	469	—	469
Depreciation and amortization	211	—	211
Interest expense – net	—	1,405 (g)	1,405
	680	1,405	2,085
Loss from operations	(419)	(1,405)	(1,824)
Foreign currency gain	3	—	3
Loss for the period	$ (416)	$ (1,405)	$ (1,821)
Basic and diluted loss per share	$ (0.05)	$ (0.03)	$ (0.03)
Basic and diluted weighted average shares outstanding	8,308,001	45,396,248	53,704,249

INTERNATIONAL ROYALTY CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

For the period from May 7, 2003 to December 31, 2003

(expressed in thousands of U.S. dollars)

	International Royalty Corporation	Pro forma adjustments	Pro forma Consolidated
Royalty revenues	$ 178	$ —	$ 178
Expenses			
General and administrative	253	—	253
Depreciation and amortization	144	—	144
Interest expense – net	—	1,225 (g)	1,225
	397	1,225	1,622
Loss from operations	(219)	(1,225)	(1,444)
Foreign currency gain	6	—	6
Loss for the period	$ (213)	$ (1,225)	$ (1,438)
Basic and diluted loss per share	$ (0.03)	$ (0.03)	$ (0.03)
Basic and diluted weighted average shares outstanding	6,389,194	45,396,248	51,785,442

INTERNATIONAL ROYALTY CORPORATION
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
September 30, 2004 and December 31, 2003
(expressed in U.S. dollars)

1 Basis of presentation

The unaudited pro forma consolidated balance sheet of International Royalty Corporation (the "Company") as of September 30, 2004 and the unaudited pro forma consolidated statement of operations for the nine months then ended, and for the period from May 7, 2003 to December 31, 2003 have been prepared for inclusion in the prospectus dated February 3, 2005 of the Company (the "Prospectus") relating to the sale and issue of CAD$150,000,000 ($120,990,000) of common shares and the distribution of other securities of the Company (the "Offering"). The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the period ended December 31, 2003, the unaudited consolidated financial statements of the Company as of and for the nine months ended September 30, 2004, and the notes thereto, which are included elsewhere in the Prospectus, and the Prospectus as a whole.

2 Pro forma transactions

The accompanying pro forma consolidated financial statements have been prepared to reflect the following proposed transactions and assumptions:

a) Prior to the closing of the Offering, the Company will issue CAD$30,000,000 ($24,198,000) of 6 year 5.5% debentures with a cash commission of CAD$1,950,000 ($1,573,000) and additional financing fees of CAD$6,000,000 ($4,839,000) settled through the issuance of common shares. The total fees will be deferred and amortized over the life of the debentures using the interest method. The debentures require that 18 months of interest is placed in escrow at the time of issuance. This results in CAD$2,475,000 ($1,996,000) of interest being placed in escrow.

b) Prior to the closing of the Offering, the Company acquired John Livermore's royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits for $520,000 in cash.

c) Upon completion of the Offering, the Company will receive net cash proceeds of CAD$137,250,000 ($110,706,000) from issuing 34,883,721 common shares at CAD$4.30 per common share, net of commissions of CAD$9,750,000 ($7,864,000) and estimated issue costs of CAD$3,000,000 ($2,420,000).

d) Upon closing of the Offering, the Company will acquire 100% of the shares of Archean Resources Limited, for cash of CAD$152,500,000 ($123,007,000) and for 7,395,349 of common shares of the Company valued at CAD$31,800,000 ($25,650,000). Archean Resources Limited indirectly owns 90% of a 3% net smelter return royalty on the Voisey's Bay property, located in northern Labrador, Canada.

e) Upon closing of the Offering, the Company will acquire several portfolios of royalty interests (the "Royalty Portfolios") as follows:

- A mineral portfolio of 22 royalty interests acquired from BHP Billiton Worldwide Exploration Inc. for $625,000 payable in cash and $625,000 of the Company's common shares valued at the Offering price;
- A portfolio of 14 mineral royalty interests acquired from Hecla Mining Company for $550,000 payable in the Company's common shares valued at the Offering price;
- A portfolio of 17 gross override royalty interests in respect of diamonds on approximately 20 million acres of lands located in North Eastern Canada that are presently the subject of diamond exploration activities, acquired from the Hunter Exploration Group for CAD$5,000,000 ($4,033,000) payable in the Company's common shares valued at the Offering price; and
- A 20.3% interest in a 1% royalty in five coal licenses in British Columbia acquired from David Fawcett for CAD$312,500 ($252,000) payable in cash and CAD$937,500 ($756,000) of the Company's common shares valued at the Offering price.

f) The unaudited pro forma consolidated balance sheet has been prepared to give effect to the pro forma transactions outlined above as if they had occurred on September 30, 2004. No values have been recorded for intangible assets, future income taxes or non-controlling interests, if any, as the Company does not currently have sufficient information to reasonably determine whether any amounts should be recorded.

g) The pro forma consolidated statement of operations for the nine months ended September 30, 2004 and for the period from May 7, 2003 to December 31, 2003 have been prepared as if the above transactions had occurred on January 1, 2004 and May 7, 2003, respectively, including a pro forma adjustment for the estimated interest expense that the Company would have incurred relating to the debentures, net of interest income the Company would realize on incremental cash balances. For purposes of calculating this adjustment, the Company has assumed an interest rate of 2.51% on incremental cash balances.

h) Upon finalization of the Offering, all special warrants are assumed to convert to common shares.

i) The Company has an agreement with an individual to provide common shares in exchange for services relating to identification, negotiation and acquisition of royalties or similar interests. As part of the closing Offering, this individual is entitled to receive 2,249 common shares of the Company which, at the offering price, have a total value of CAD$9,671 ($7,801).

j) For the purposes of these pro forma consolidated financial statements and the related pro forma adjustments, the Company has assumed that the exchange rate has stayed constant at CAD$1.2397 per United States dollar.

The unaudited pro forma consolidated financial statements have been prepared for illustration purposes only and should not be considered to be indicative of the results of operations or the financial position that would have resulted had the proposed transactions actually occurred on the dates indicated above.

AUDITORS' CONSENT

We have read the prospectus of International Royalty Corporation. (the "Company") dated February 3, 2005 relating to the issue and sale of common shares and the distribution of other securities of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the Company on the consolidated balance sheet of the Company as at December 31, 2003 and the consolidated statements of operations, stockholders' equity and cash flows for the period from May 7, 2003 (date of incorporation) to December 31, 2003. Our report is dated October 22, 2004 (except for note 12, which is as of February 3, 2005).

Vancouver, Canada
February 3, 2005

(signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

CERTIFICATE OF THE COMPANY AND THE PROMOTER

DATED: February 3, 2005

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Part VI of the *Securities Act* (New Brunswick), by Part XIV of the *Securities Act* (Newfoundland and Labrador) and by Part II of the *Securities Act* (Prince Edward Island) and the respective regulations thereunder. This prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Quebec) and the regulations thereunder.

INTERNATIONAL ROYALTY CORPORATION

By: (Signed) MR. DOUGLAS B. SILVER
Chief Executive Officer

By: (Signed) MR. DAVID R. HAMMOND
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

By: (Signed) MR. DOUGLAS J. HURST
Director

By: (Signed) MR. GORDON J. FRETWELL
Director

AS PROMOTER

By: (Signed) MR. DOUGLAS B. SILVER

CERTIFICATE OF THE AGENTS

DATED: February 3, 2005

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 64 of the *Securities Act* (Nova Scotia), by Part VI of the *Securities Act* (New Brunswick), by Part XIV of the *Securities Act* (Newfoundland and Labrador) and by Part II of the *Securities Act* (Prince Edward Island) and the respective regulations thereunder. To the best of our knowledge, this prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Quebec) and the regulations thereunder.

HAYWOOD SECURITIES INC.

By: (Signed) JOHN WILLETT
Managing Director

GMP SECURITIES LTD.

By: (Signed) MARK WELLINGS
Director, Investment Banking

CANACCORD CAPITAL CORPORATION

By: (Signed) WILLIAM MCILROY
Senior Vice-President

SALMAN PARTNERS INC.

By: (Signed) TERRANCE K. SALMAN
President and Chief Executive Officer

RAYMOND JAMES LTD.

By: (Signed) JOHN MURPHY
Managing Director, Investment Banking

BOLDER INVESTMENT PARTNERS, LTD.

By: (Signed) PAUL J.C. WOODWARD
Vice-President, Corporate Finance

INTERNATIONAL ROYALTY
CORPORATION

CBN
FINANCIAL PRINTING
Printed in Canada
251301



Ontario
Securities
Commission

Commission des
valeurs mobilières
de l'Ontario

P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8

CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8


RECEIVED
2005 APR 17 A 8:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

International Royalty Corporation

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador have been issued for the Prospectus of the above Issuer dated February 3rd, 2005.

DATED at Toronto this 4th day of February, 2005.

John Hughes

John Hughes
Manager, Corporate Finance

SEDAR Project #727186



DÉCISION N° : 2005-MC-0395

NUMÉRO DE PROJET SÉDAR: 727186

DOSSIER N° : 23289

Objet : International Royalty Corporation
Demande de visa

Vu la demande présentée le 5 janvier 2005;

vu les articles 11, 13 et 14 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu l'Instruction générale Q-28, *Exigences générales relatives aux prospectus*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers*, L.R.Q., c. A-7.03.

En conséquence, l'Autorité des marchés financiers octroie le :

> visa pour le prospectus du 3 février 2005 de International Royalty Corporation concernant le placement de 37 790 698 actions ordinaires au prix de 4,30$ l'action et la qualification de i) 9 114 918 actions ordinaires émises dans le cadre de l'acquisition des actions d'Archean Resources Ltd. et des portefeuilles de redevances, ii) 1 395 360 actions ordinaires (les « titres obligataires ») émises dans le cadre d'un placement d'unités, iii) 2 550 000 actions ordinaires et 550 568 bons de financement pouvant être émis à l'exercice des bons de souscription spéciaux émis antérieurement, iv) 308 000 actions ordinaires pouvant être émises à l'exercice des bons de souscription spéciaux émis antérieurement à titre de rémunération et v) 2 249 actions ordinaires émises à titre de rémunération.

Fait à Montréal, le 4 février 2005.

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

CM/ir

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

International Royalty Corporation

Receipt for (Final) Prospectus dated **February 3, 2005** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **4th** day of **February, 2005**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

Project #727186

AGENCY AGREEMENT

February 3, 2005

International Royalty Corporation
Suite 104
10 Inverness Drive East
Denver, Colorado
80112

Attention: Mr. Douglas Silver
Chairman and Chief Executive Officer

Dear Sirs:

Re: Private Placement or Issue of Units

Haywood Securities Inc. and GMP Securities Ltd. (collectively the "Agents") understand that:

(a) International Royalty Corporation (the "Corporation") is authorized to issue, among other things, an unlimited number of Common Shares (as hereinafter defined).

(b) As at February 2, 2005, 5,849,433 Common Shares were outstanding as fully paid and non-assessable shares and an aggregate of 4,798,568 Common Shares were reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible and exchangeable securities and other rights to acquire Common Shares.

(c) The Corporation is prepared to issue and sell up to 60 units (collectively the "Units" and individually a "Unit"), each Unit being comprised of one secured debenture of the Corporation in the principal amount of $500,000 (each a "Debenture" and collectively the "Debentures") and 23,256 Common Shares (the "Debenture Shares") for maximum aggregate gross proceeds of $30,000,000 on the terms and subject to the other conditions contained hereinafter.

(d) The Units shall be issued under a subscription agreement between the Corporation and the Purchasers.

(e) The Debentures shall be issued under a trust indenture (the "Debenture Indenture") to be entered into between the Corporation and CIBC Mellon Trust Company, as debenture trustee, shall be dated the Closing Date, shall be issued only as fully registered debentures in denominations of $500,000 and integral multiples thereof, and shall have the attributes described in the Term Sheet (as hereinafter defined).

(f) The Debenture Shares shall be qualified for distribution pursuant to the Final Prospectus (as hereinafter defined).

Based upon the understanding of the Agents set out above and upon the terms and subject to the conditions contained hereinafter, upon the acceptance hereof by the Corporation, the Corporation hereby appoints the Agents to act as the sole and exclusive agents of the Corporation to solicit, on a best efforts basis, offers to purchase the Units, and the Agents hereby agree to act as such agents. It is understood and agreed that the Agents are under no obligation to purchase any of the Units, although either of them may subscribe for and purchase Units if such Agent so desires.

The terms and conditions of this Agreement are as follows:

1. **Definitions, Interpre tation and Schedules**

(a) Definitions: Whenever used in this Agreement:

(i) "Agents" means Haywood Securities Inc. and GMP Securities Ltd. collectively;

(ii) "Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made by the Agents herein, including the schedules attached hereto, as amended or supplemented from time to time;

(iii) "Ancillary Documents" means all agreements, indentures, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement;

(iv) "Archean" means Archean Resources Ltd, a corporation existing under the laws of Newfoundland;

(v) "Archean Agreements" means each share purchase agreement entered into between the Corporation and each Archean Shareholder in connection with the Archean Transaction collectively;

(vi) "Archean Shareholders" means the two shareholders of Archean, being the only shareholders of Archean;

(vii) "Archean Transaction" means the purchase by the Corporation of all of the outstanding shares of Archean as disclosed to the Agents in the Final Prospectus;

(viii) "Auditor" means PricewaterhouseCoopers LLP, Chartered Accountants, the auditor of the Corporation;

(ix) "BHP Billiton Agreement" means the letter agreement dated November 15, 2004 between the Corporation and BHP Billiton World Exploration Inc. in connection with the BHP Billiton Transaction;

(x) "BHP Billiton Transaction" means the acquisition by the Corporation of the 22 mineral royalty interests from BHP Billiton World Exploration Inc. as contemplated by the BHP Billiton Agreement and as disclosed to the Agents in the Final Prospectus;

(xi) "Business Day" means a day which is not a Saturday, Sunday or a statutory or civic holiday in the City of Toronto, Province of Ontario;

(xii) "Closing" means the purchase and sale of the Units subscribed for by the Purchasers pursuant to the Subscription Agreements;

(xiii) "Closing Date" means the IPO Closing Date;

(xiv) "Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date, as the case may be, as the Corporation and the Agents may mutually agree upon in writing;

(xv) "Common Shares" means the common shares which the Corporation is authorized to issue as constituted on the date hereof;

(xvi) "Corporation" means International Royalty Corporation, a corporation continued under the *Canada Business Corporations Act* and includes any successor corporation thereto;

(xvii) "Debentures" means the secured debentures of the Corporation in the principal amount of $500,000 per Debenture having the attributes described in the Term Sheet;

(xviii) "Debenture Certificates" means the certificates representing the Debentures;

(xix) "Debenture Indenture" means the indenture dated the Closing Date between the Corporation and the Debenture Trustee governing the Debentures;

(xx) "Debenture Shares" means the Common Shares issued as part of the Units;

(xxi) "Debenture Trustee" means CIBC Mellon Trust Company, as the debenture trustee under the Debenture Indenture;

(xxii) "Directed Selling Efforts" means "directed selling efforts" as defined in Regulation S under the United States *Securities Act of 1933*, as amended;

(xxiii) "Encumbrance" includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(xxiv) "Fawcett Agreement" means the letter agreement dated December 7, 2004 between the Corporation and David Fawcett in connection with the Fawcett Transaction;

(xxv) "Fawcett Transaction" means the acquisition by the Corporation of 20.3% of a 1% royalty interest on five coal licenses from David Fawcett as contemplated by the Fawcett Agreement and as disclosed to the Agents in the Final Prospectus;

(xxvi) "Final Prospectus" means the final prospectus of the Corporation to be filed by the Corporation in, among other jurisdictions, the Canadian Offering Jurisdictions in connection with the IPO and which will qualify for distribution, among other securities, the Debenture Shares but not the Debentures;

(xxvii) "Hecla Agreement" means the letter agreement dated October 29, 2004 between the Corporation and Hecla Mining Company in connection with the Hecla Transaction;

(xxviii) "Hecla Transaction" means the acquisition by the Corporation of the 14 mineral royalty interests from Hecla Mining Company as contemplated by the Hecla Agreement and as disclosed to the Agents in the Final Prospectus;

(xxix) "Hunter Agreements" means the letter agreements dated November 25, 2004 between the Corporation and Hunter Exploration Group in connection with the Hunter Transaction;

(xxx) "Hunter Transaction" means the right of the Corporation to acquire the 17 mineral royalty interests from Hunter Exploration Group as contemplated by the Hunter Agreements and as disclosed to the Agents in the Final Prospectus;

(xxxi) "IPO" means the initial public offering of securities of the Corporation pursuant to the Final Prospectus;

(xxxii) "IPO Closing" means the completion of the IPO offering of the Corporation;

(xxxiii) "IPO Closing Date" means the date of the closing of the IPO intended to be February 18, 2005 or such other date as is agreed upon in connection with the IPO, but in any event no later than March 15, 2005;

(xxxiv) "Livermore Agreement" means the agreement dated January 10, 2005 between the Corporation and John S. Livermore in connection with the Livermore Transaction;

(xxxv) "Livermore Royalties" means the two mineral royalty interests acquired by the Corporation from John S. Livermore as contemplated by the Livermore Agreement and as disclosed to the Agents in the Final Prospectus;

(xxxvi) "Livermore Royalty Agreements" means

A. the agreement dated April 20, 1987 between Hasbrouck Mining, Inc. and John S. Livermore granting a mineral production royalty equal to 1.5% of the net smelter returns on the Hasbrouck Mountain property (as disclosed to the Agents in the Final Prospectus) to John S. Livermore,

B. the Hasbrouck project estoppel certificate dated January 4, 1991 from John S. Livermore addressed to Euro-Nevada Mining Corporation, Inc. with respect to the sale by John S. Livermore to Grover W. De La Mare of a 25% interest in the net smelter returns royalty on the Hasbrouck Mountain property, and

C. the agreement dated September 14, 2001 between Cordilleran Explorations and John S. Livermore and Peter E. Galli pursuant to which John S. Livermore retained, among other royalties, a 60% of a 5% net smelter returns royalty on the Pinson property (as disclosed to the Agents in the Final Prospectus)

collectively;

(xxxvii) "Livermore Transaction" means the acquisition by the Corporation of the Livermore Royalties pursuant to the Livermore Agreement;

(xxxviii) "Offering" means the offering for sale by the Corporation on a private placement basis of the Units in the Offering Jurisdictions;

(xxxix) "Offering Jurisdictions" means the Province of British Columbia and any other jurisdictions as may be mutually agreed upon by the Agents and the Corporation where the Units are offered to prospective purchasers;

(xl) "Ontario Act" means the *Securities Act* (Ontario) and the regulations thereunder, together with the applicable published policy statements, instruments, rules, orders, and notices of the Ontario Securities Commission, as amended, supplemented or replaced from time to time;

(xli) "Person" means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(xlii) "Preliminary Prospectus" means the preliminary prospectus dated January 5, 2005 of the Corporation filed by the Corporation in the Provinces of Canada in connection with the IPO;

(xliii) "Prospectus Amendment" means any amendment to the Final Prospectus;

(xliv) "Purchase Price" means the price to be paid by the Purchasers for each Unit under the Offering, being $500,000 per Unit;

(xlv) "Purchasers" means the purchasers of the Units collectively;

(xlvi) "Regulation S" means Regulation S under the United States *Securities Act of 1933*, as amended;

(xlvii) "Royalty Acquisition Agreements" means the Archean Agreements, the BHP Billiton Agreement, the Fawcett Agreement, the Hecla Agreement and the Hunter Agreements collectively;

(xlviii) "Royalty Acquisition Transactions" means the Archean Transaction, the BHP Billiton Transaction, the Fawcett Transaction, the Hecla Transaction and the Hunter Transactions collectively;

(xlix) "Securities Commissions" means the securities regulatory authority of each of the Offering Jurisdictions collectively;

(l) "Securities Laws" means the securities legislation and regulations of, and the applicable published policy statements, instruments, rules, orders and notices of the securities regulatory authorities (including the Stock Exchange) of, the applicable jurisdiction or jurisdictions collectively;

(li) "Stock Exchange" means the Toronto Stock Exchange;

(lii) "Subscription Agreements" means each subscription agreement to be entered into between the Corporation and each of the Purchasers with respect to the purchase of the Units collectively;

(liii) "Subsidiaries" means IRC (U.S.) Management Inc., a corporation existing under the laws of Colorado, and IRC Nevada Inc., a corporation existing under the laws of Nevada, collectively and "Subsidiary" means either one of them;

(liv) "Term Sheet" means the terms of the Offering set forth on Schedule A annexed hereto;

(lv) "Transfer Agent" means CIBC Mellon Trust Company, as the registrar and transfer agent for the Common Shares;

(lvi) "Unit" means one secured Debenture of the Corporation in the principal amount of $500,000 and 23,256 Common Shares;

(lvii) "United States" means the "United States" as defined in Regulation S;

(lviii) "U.S. Person" means a "U.S. person" as defined in Regulation S;

(lix) "Williams Purchase Agreement" means the agreement dated June 2003 between Jean-Claude Bonhomme, Bonhomme Enterprises, Inc. and the Corporation as amended on July 31, 2003 with respect to the acquisition by the Corporation of the Williams Royalty;

(lx) "Williams Royalty" has the meaning ascribed thereto in the Final Prospectus; and

(lxi) "Williams Royalty Agreements" means

A. the agreement dated December 22, 1989 between Donald McKinnon, Jean-Claude Bonhomme, Rocco A. Schiralli, River Oaks Gold Corporation, Corona Corporation (now Homestake Canada Inc.) and Teck Corporation (now Teck Cominco Limited) pursuant to which Homestake Canada Inc. and Teck Cominco Limited granted to River Oaks Gold Corporation 0.75% net smelter return cash flow royalty interest in the property which is subject to the Williams Royalty,

B. the agreement dated March 30, 1992 between River Oaks Gold Corporation and Bonhomme Enterprises, Inc. pursuant to which River Oaks Gold Corporation assigned the Williams Royalty to Bonhomme Enterprises, Inc., and

C. the memorandum agreement dated August 6, 2003 between Bonhomme Enterprises, Inc. and the Corporation pursuant to which Bonhomme Enterprises, Inc. assigned its interest in the Williams Royalty to the Corporation

collectively.

(b) Other Defined Terms: Whenever used in this Agreement, the words and terms "affiliate", "associate", "material fact", "material change", "misrepresentation", "senior officer" and "subsidiary" shall have the meaning given to such word or term in the Ontario Act unless specifically provided otherwise herein. A reference to the "knowledge of the Corporation" means to the best knowledge of Douglas B. Silver, Chief Executive Officer and David R. Hammond, Chief Financial Officer, after due inquiry.

(c) Plural and Gender: Whenever used in this Agreement, words importing the singular number only shall include the plural and *vice versa* and words importing the masculine gender shall include the feminine gender and neuter.

(d) Currency: All references to monetary amounts in this Agreement are to lawful money of Canada.

(e) Schedules: The following schedules are attached to this Agreement and are deemed to be a part of and incorporated in this Agreement:

Schedule	**Title**
A	Term Sheet
B	Legal Opinion - Closing of the Offering
C	Officers' Certificate - Closing of the Offering
D	Certificate of the Corporation - Closing of the IPO
E	Agents' Certificate

2. **The Offering**

(a) Sale on Exempt Basis: The Agents will use the best efforts thereof to arrange for Purchasers in the Offering Jurisdictions. The Agents shall offer for sale on behalf of the Corporation the Units in the Offering Jurisdictions in compliance with the Securities Laws of the Offering Jurisdictions and only to such Persons and in such manner so that, pursuant to the provisions of the Securities Laws of the Offering Jurisdictions, no prospectus or registration statement or other similar document need be filed with, or delivered to, any Securities Commission in any Offering Jurisdiction in connection therewith.

(b) Agency Group: The Corporation agrees that, subject to the consent of the Corporation, such consent not to be unreasonably withheld, the Agents have the right to invite one or more investment dealers to form an agency group to participate in the soliciting of offers to purchase the Units. The Agents shall have the exclusive right to control all compensation arrangements between the members of the agency group, provided that the Agents and not the Corporation shall pay all compensation payable to the members of any agency group. The Corporation grants all of the rights and benefits of this Agreement to any investment dealer who is a member of any agency group formed by the Agents and appoints the Agents as trustees of such rights and benefits for all such investment dealers, and the Agents hereby accept such trust and agree to hold such rights and benefits for and on behalf of all such investment dealers. The Agents shall ensure that any investment dealer who is a member of any agency group formed by the Agents pursuant to the provisions of this subsection 2(b) or with whom the Agents have a contractual relationship with respect to the Offering, if any, agrees with the Agents to comply with the covenants and obligations given by the Agents herein.

(c) Covenants of the Agents: Each of the Agents covenants with the Corporation that (i) it will comply with the Securities Laws of the Offering Jurisdictions in which it solicits or procures subscriptions for Units in connection with the Offering, (ii) it will not solicit or procure subscriptions for Units so as to require the registration thereof or the filing of a prospectus, registration statement or similar document with respect thereto under the laws of any jurisdiction, and (iii) it will obtain from each Purchaser an executed Subscription Agreement in a form acceptable to the Corporation and the Agents, acting reasonably. Each of the Agents represents and warrants that it is, and, to the best of its knowledge,

each member of any agency group formed by the Agents is, qualified to so act in the Offering Jurisdictions in which such member solicits or procures subscriptions for the Units.

(d) Filings: The Corporation undertakes to file or cause to be filed all forms, undertakings or other documents required to be filed by the Corporation in connection with the Offering so that the distribution of the Units may lawfully occur in the Offering Jurisdictions without the necessity of filing a prospectus or a registration statement or other similar document and the Agents undertake to use the commercially reasonable efforts thereof to cause the Purchasers of the Units to complete (and it shall be a condition of Closing in favour of the Corporation that the Purchasers complete and deliver to the Corporation) any forms and undertakings required by the Securities Laws of the Offering Jurisdictions. All fees payable in connection with such filings shall be at the expense of the Corporation.

3. **Due Diligence**

The Corporation shall allow the Agents and, if requested, the Purchasers, to conduct all due diligence investigations, including meeting with senior management of the Corporation and the Auditor, as the Agents shall consider appropriate in connection with the Offering prior to the Closing Time.

4. **Deliveries By Closing Time**

(a) Deliveries: By the Closing Time:

(i) all corporate actions required to be taken by or on behalf of the Corporation including, without limitation, the passing of all required resolutions of the directors, including committees of the directors, and shareholders of the Corporation, shall have occurred in order to complete the transactions contemplated by this Agreement and the Subscription Agreements, including, without limitation to create and conditionally issue the Debentures and to conditionally issue the Debenture Shares;

(ii) the Corporation shall have delivered or caused to be delivered to the Agents

A. a certificate dated the Closing Date signed by an appropriate officer of the Corporation and addressed to the Agents and the Purchasers with respect to the articles and by-laws of the Corporation, the resolutions of the directors and shareholders, if any, of the Corporation and any other corporate action taken relating to this Agreement and the Ancillary Documents and with respect to such other matters as the Agents may reasonably request and including specimen signatures of the signing officers of the Corporation,

B. a certificate dated the Closing Date addressed to the Agents and the Purchasers signed by the chief executive officer and the chief financial officer of the Corporation or any two other senior officers of the Corporation acceptable to the Agents substantially in the form of the certificate attached as schedule C to this Agreement and including any other matters reasonably requested by the Agents,

C. a certificate dated the Closing Date addressed to the Agents and the Purchasers substantially in the form of the certificate attached as schedule D to this Agreement and with respect to such other matters as the Agents may reasonably request; and

D. a favourable legal opinion dated the Closing Date of counsel to the Corporation, Fasken Martineau DuMoulin LLP, who may rely on opinions of local counsel acceptable to such counsel and counsel for the Agents, acting reasonably, and, to the extent appropriate in the circumstances, as to matters of fact on certificates or letters of senior officers of the Corporation, the Transfer Agent, the Auditor or public officials and officials of the Stock Exchange, addressed to, among others, the Agents and the Purchasers with respect to such matters as the Agents may reasonably request relating to the Offering, acceptable in all reasonable respects to the Agents, acting reasonably, including, without limitation, the matters set out in schedule B attached to this Agreement and subject to usual or customary assumptions, limitations or qualifications;

E. a favourable legal opinion dated the Closing Date of United States counsel to the Corporation, Dorsey & Whitney LLP, addressed to the Agents and the Purchasers and in form and substance satisfactory to the Agents, acting reasonably, and subject to usual or customary assumptions, lmitations or qualifications with respect to the following matters

(1) the Subsidiaries to the effect that each Subsidiary is a corporation existing under the laws of the jurisdiction of its incorporation and that each Subsidiary has all necessary corporate power and authority to own, lease and operate its property and assets (including any royalty or interest therein) and to conduct business as disclosed to the Agents in the Final Prospectus,

(2) the securities which each Subsidiary is authorized to issue, and, based solely on such counsel's review of the minute books and stock records of each Subsidiary, the number of outstanding securities of each Subsidiary as of the Closing Date and confirming that the Corporation is the registered owner of all of the outstanding securities of each Subsidiary as of the Closing Date, and

(3) the Subsidiaries to the effect that the execution and delivery by the Corporation of this Agreement and the issue, sale and delivery by the Corporation of the Offered Securities do not and will not conflict with or result in any breach or violation of the articles of incorporation or the by-laws of either of the Subsidiaries or any agreement or other instrument to which either of the Subsidiaries is a party that is identified in the Final Prospectus under the heading "Material Contracts";

F. a Subscription Agreement from each Purchaser accepted by the Corporation,

G. definitive certificates representing the Debentures and the Debenture Shares registered in the names of the Purchasers or in such other name or names as the Purchasers or the Agents may direct, and

H. such further documents as are contemplated by this Agreement or as the Agents may reasonably require,

all in form and substance satisfactory to the Agents acting reasonably;

(iii) the Agents shall have delivered or cause to be delivered to the Corporation's Agent

A. payment of the aggregate gross Purchase Price for the Units by wire transfer in Toronto to such account as the Corporation shall direct the Agents in writing not less than 48 hours prior to the Closing Time on the Closing Date against delivery to the Agents of a receipt for the aggregate gross Purchase Price for the Units purchased by the Purchasers on the Closing Date, and

B. such further documents as are contemplated by this Agreement or as the Corporation may reasonably require,

all in form and substance satisfactory to the Corporation acting reasonably.

5. **Closing**

(a) Closing: The Closing shall be completed at the offices of counsel for the Corporation at the Closing Time on the Closing Date.

(b) Conditions of Closing: The following are conditions precedent to the obligation of the Agents to complete the Closing and of the Purchasers to purchase the Units, which conditions the Corporation hereby covenants and agrees to use the commercially reasonable efforts thereof to fulfill within the time set out herein therefor, and which conditions may be waived in writing in whole or in part by the Agents:

(i) the completion of the IPO Closing and the Royalty Acquisition Transactions shall have occurred or occur concurrently or, if acceptable to the Agents, in their sole discretion, the completion of the IPO Closing Date and the Archean Transaction shall have occurred or occur concurrently, provided that the Corporation has entered by the Closing Date into definitive agreements with respect to all of the other Royalty Acquisition Transactions;

(ii) the Corporation shall have received all necessary approvals and consents, including all necessary regulatory approvals and consents required for the completion of the transaction contemplated by this Agreement, all in a form satisfactory to the Agents acting reasonably;

(iii) the Stock Exchange shall have conditionally approved the listing thereon of the Debenture Shares, subject to the fulfillment of normal conditions;

(iv) the Agents shall have received all of the documents set out in section 4 of this Agreement to be delivered to the Agents;

(v) the representations and warranties of the Corporation contained herein being true and correct as of the Closing Time on the Closing Date with the same force and effect as if made at and as of the Closing Time on the Closing Date after giving effect to the transactions contemplated hereby;

(vi) the Corporation having complied in all material respects with all covenants, and satisfied in all material respects all terms and conditions, contained herein or in any Ancillary Document to be complied with and satisfied by the Corporation at or prior to the Closing Time on the Closing Date; and

(vii) the Agents not having previously terminated the obligations thereof pursuant to section 10 of this Agreement.

(c) Mutual Conditions of Closing: The respective obligations of the Corporation and the Agents to complete the Offering contemplated hereby are subject to the fulfillment or waiver of the following conditions on or before the Closing Time:

(i) the settlement of definitive documentation relating to the Units reasonably satisfactory to the Corporation, the Agents and the Purchasers containing representations, warranties, covenants and events of default customary for similar transactions; and

(ii) the concurrent completion of the IPO and the completion of the Archean Transaction at the Closing Time.

In the event that any of the foregoing conditions are not satisfied or waived by the Closing Time, the parties hereto will have no further obligations to each other under this Agreement.

6. **Fee**

(a) Commission: In consideration of the agreement of the Agents to act as agents of the Corporation in respect of the Offering, and in consideration of the services performed and to be performed by the Agents in connection therewith, including, without limitation:

(i) acting as agents of the Corporation to solicit, on a best efforts basis, offers to purchase the Units;

(ii) participating in the preparation of the form of the Subscription Agreements and certain of the Ancillary Documents; and

(iii) advising the Corporation with respect to the private placement of the Units;

the Corporation shall pay to the Agents or as the Agents may otherwise direct, against receipt from the Agents of the aggregate Purchase Price, at the Closing Time, a fee of 6.5% of the aggregate Purchase Price for the Units.

(b) Taxes: The Corporation and the Agents acknowledge and agree that if a separate fee would have been charged to the Corporation for the services described in clause 6(a)(i) above, such separate fee would represent more than 50% of the fee payable to the Agents, and the Corporation hereby further acknowledges and agrees that the Agents will rely on the foregoing statement in not charging federal goods and services tax on such fee and that the Corporation will forthwith pay to the Agents any such tax and any applicable interest and penalties to the extent determined to be exigible.

7. **Representations and Warranties**

The Corporation hereby represents and warrants to the Agents and the Purchasers, and acknowledges that the Agents and the Purchasers are relying upon each of such representations and warranties in completing the Closing, as follows:

(a) Incorporation and Organization: The Corporation and each Subsidiary has been incorporated and organized and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation or continuation and has all requisite corporate power and authority to carry on its business as now conducted or proposed to be conducted (including as disclosed to the Agents in the Final Prospectus) and to own or lease and operate the property and assets (including any royalty or interest therein) currently owned or to be acquired pursuant to the Royalty Acquisition Transactions and the Corporation has all requisite corporate power and authority to enter into, execute and deliver this Agreement and to carry out the obligations thereof hereunder and under the Ancillary Documents and to complete the transactions as disclosed to the Agents in the Final Prospectus.

(b) Extra-provincial Registration: The Corporation and each Subsidiary is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets (including any royalty or interest therein) thereof owned or leased or to be acquired pursuant to the Royalty Acquisition Transactions or the nature of the activities conducted or proposed to be conducted by it make licensing, registration or qualification necessary and is carrying on the business thereof in compliance with all applicable laws, rules and regulations of each such jurisdiction.

(c) Authorized Capital: The Corporation is authorized to issue, among other things, an unlimited number of Common Shares, of which, as of February 2, 2005, 5,849,433 Common Shares were issued and outstanding as fully paid and non-assessable shares.

(d) Rights to Acquire Securities: Other than in connection with the IPO and in connection with the Royalty Acquisition Transactions, no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation, except, as at February 2, 2005, for an aggregate of 4,798,568 were reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible, exercisable and exchangeable securities and other rights to acquire Common Shares all as disclosed to the Agents in the Final Prospectus under "Prior Sales" and "Description of Securities".

(e) Rights Plan: The directors of the Corporation have not adopted a shareholder rights plan or a similar plan and the Corporation is not party to what is commonly referred to as a shareholder rights plan agreement.

(f) No Pre-emptive Rights: The issue of the Units, the Debentures or the Debenture Shares will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

(g) Subsidiaries: The Subsidiaries are the only subsidiaries of the Corporation.

(h) Capital of Subsidiaries: All of the outstanding shares of the Subsidiaries are issued and outstanding as fully paid and non-assessable shares and are legally and beneficially

owned by the Corporation free and clear of all Encumbrances and no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of any of the Subsidiaries or for the purchase or acquisition of any of the outstanding shares or other securities of any of the Subsidiaries.

(i) Issue of Units: All necessary corporate action has been taken to authorize the issue and sale of, and the delivery of certificates representing, the Units and, upon payment of the requisite consideration therefor, the Debenture Shares will be validly issued as fully paid and non-assessable shares of the Corporation and the Debentures will be validly issued.

(j) Consents, Approvals and Conflicts: None of the offering and sale of the Units, the execution and delivery of this Agreement or of the Ancillary Documents, the compliance by the Corporation with the provisions of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated herein or by the Ancillary Documents or as disclosed to the Agents in the Final Prospectus or any Prospectus Amendment including, without limitation, the issue of the Units to the Purchasers for the consideration and upon the terms and conditions as set out herein and the completion of the Royalty Acquisition Transactions, do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, or (B) such as may be required under the Securities Laws of the Offering Jurisdictions and the policies of the Stock Exchange and will be obtained by the Closing Date or such later date as the Securities Laws of the Offering Jurisdictions and the policies of the Stock Exchange allow, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation or either Subsidiary is a party or by which any of them or any of the properties or assets (including any royalty or interest therein) currently owned or to be acquired pursuant to the Royalty Acquisition Transactions is bound, or the articles or by-laws or any other constating document of the Corporation or either Subsidiary or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation or either Subsidiary, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or either Subsidiary or any of the properties or assets (including any royalty or interest therein) currently owned or to be acquired pursuant to the Royalty Acquisition Transactions which could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, properties or results of operations of the Corporation and its Subsidiaries taken as a whole.

(k) Authority and Authorization: The Corporation has full corporate power and authority to enter into this Agreement and the Ancillary Documents and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof, the Corporation and each Subsidiary has full corporate power and authority to do all acts and things and execute and deliver all documents as are required to be done, observed, performed, executed or delivered in order to complete the transactions as disclosed to the Agents in the Final Prospectus or any Prospectus Amendment, the Corporation and each Subsidiary has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents, the Corporation and each Subsidiary has taken all necessary corporate action to authorize the

completion of the transactions or as disclosed to the Agents in the Final Prospectus or any Prospectus Amendment, and the Corporation and each Subsidiary has taken all necessary corporate action to observe and perform the provisions of this Agreement and the Ancillary Documents in accordance with the provisions hereof and thereof including, without limitation, the issue of the Units to the Purchasers for the consideration and upon the terms and conditions set out herein.

(l) Validity and Enforceability: Each of this Agreement and the Ancillary Documents has been authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation enforceable against the Corporation in accordance with the terms thereof and, when issued in accordance with the provisions of the Debenture Indenture, each of the certificates representing the Debentures, will constitute a valid and legally binding obligation of the Corporation enforceable against the Corporation in accordance with the terms thereof except in each case as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law and except as may be limited by the *Limitations Act, 2002* (Ontario).

(m) Accounting Controls: The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of consolidated financial statements for the Corporation in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) the recorded accountability for assets of the Corporation and the Subsidiaries is compared with the existing assets of the Corporation and the Subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein.

(n) Financial Statements: The audited consolidated financial statements of the Corporation for the year ended December 31, 2003, together with the auditors' report thereon and the notes thereto, the unaudited interim consolidated financial statements of the Corporation for the period ended September 30, 2004 and the notes thereto and the unaudited pro forma consolidated financial statements of the Corporation for the periods ended September 30, 2004 and December 31, 2003 included in the Final Prospectus have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such consolidated financial statements), present fairly the financial condition and position of the Corporation on a consolidated basis as at the dates thereof.

(o) Changes in Financial Position: Since September 30, 2004, none of:

(i) the Corporation or either Subsidiary has paid or declared any dividend or incurred any material capital expenditure or made any commitment therefore;

(ii) the Corporation or either Subsidiary has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material; and

(iii) the Corporation or either Subsidiary has entered into any material transaction;

except in each case as disclosed to the Agents in the Final Prospectus.

(p) Insolvency: Neither the Corporation nor either of the Subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any Person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

(q) No Contemplated Changes: Except as disclosed to the Agents in the Final Prospectus, none of the Corporation or either Subsidiary has approved or has entered into any agreement in respect of, or has any knowledge of:

(i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or either Subsidiary whether by asset sale, transfer of shares or otherwise;

(ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or either Subsidiary or otherwise) of the Corporation or either Subsidiary; or

(iii) a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares.

(r) Taxes and Tax Returns: The Corporation and each Subsidiary has filed in a timely manner all necessary tax returns and notices and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and none of the Corporation or either Subsidiary is aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any material adverse change in the condition (financial or otherwise), or in the earnings, business or affairs of the Corporation and the Subsidiaries (taken as a whole) and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by any of them or the payment of any material tax, governmental charge, penalty, interest or fine against any of them. There are no material actions, suits, proceedings, investigations or claims now threatened or pending against the Corporation or either Subsidiary which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Corporation and each Subsidiary has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

(s) Compliance with Laws, Licenses and Permits: The Corporation and each Subsidiary has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on, or contemplated to be carried on, by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations and business thereof, and none of the Corporation or either Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially adversely affect the conduct of the business or operations of, or the assets, liabilities (contingent or otherwise) or condition (financial or otherwise) of, the Corporation and the Subsidiaries (taken as a whole).

(t) Agreements and Actions: Neither the Corporation nor either Subsidiary is in violation of any term of the articles or by-laws or any other constating document thereof. Neither the Corporation nor either Subsidiary is in violation of any term or provision of any agreement, indenture or other instrument applicable to it (including, without limitation, the Williams Royalty Agreements, the Livermore Royalty Agreements and the Royalty Acquisition Agreements) which would, or could, result in a material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Corporation and the Subsidiaries (taken as a whole), neither the Corporation nor either Subsidiary is in default in the payment of any obligation owed which is now due and there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Corporation after due inquiry, threatened which, either in any case or in the aggregate, might result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Corporation and the Subsidiaries (taken as a whole) or in any of the material properties or assets (including any royalty or interest therein) currently owned or to be acquired pursuant to the Royalty Acquisition Transactions or in any material liability on the part of the Corporation or either Subsidiary or which places, or could place, in question the validity or enforceability of this Agreement, the Ancillary Documents or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto or thereto.

(u) Property Agreements: Any and all of the material agreements and other documents and instruments pursuant to which the Corporation or either Subsidiary holds the property and assets (including any royalty or interest therein) thereof are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, none of the Corporation or either Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets (including any royalty or interest therein) are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Corporation or either Subsidiary derive the interests thereof in such property and assets (including any royalty or interest therein) are in good standing and there has been no material default under any such lease, licence or claim and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. None of the properties or assets (including any royalty or interest therein) of the Corporation or

either Subsidiary is subject to any right of first refusal, first offer, back-in, bump-up, purchase, acquisition or other similar right which is not disclosed to the Agents in the Final Prospectus.

(v) Williams Royalty Agreements: To the best knowledge of the Corporation, after due inquiry, each of the Williams Royalty Agreements is a valid and subsisting agreement and the Corporation is not aware of any material default thereunder nor is there any basis for such default and there are no other agreements, other than the Williams Purchase Agreement, relating to, or otherwise affecting, the interest of the Corporation or of either Subsidiary in the Williams Royalty in effect as of the date hereof. The Corporation is not aware of any event, occurrence, condition or act (including the issue of Units and the other transactions contemplated by this Agreement or as disclosed to the Agents in the Final Prospectus) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Williams Royalty Agreements by a party thereto or could operate to prevent or restrict the Corporation from enforcing any of its entitlements, rights, benefits and interests under the Williams Royalty Agreements nor has any notice been given by any party to the Williams Royalty Agreements to acquire an interest in any of the Williams Royalties pursuant to any of the Williams Royalty Agreements.

(w) Livermore Royalty Agreements: To the best knowledge of the Corporation, after due inquiry, each of the Livermore Royalty Agreements is a valid and subsisting agreement and the Corporation is not aware of any material default thereunder nor is there any basis for such default and there are no other agreements, other than the Livermore Agreement, relating to, or otherwise affecting, the interest of the Corporation or of either Subsidiary in the Livermore Royalties in effect as of the date hereof. The Corporation is not aware of any event, occurrence, condition or act (including the issue of Units and the other transactions contemplated by this Agreement or as disclosed to the Agents in the Final Prospectus) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Livermore Royalty Agreements by a party thereto or could operate to prevent or restrict the Corporation from enforcing any of its entitlements, rights, benefits and interests under the Livermore Royalty Agreements nor has any notice been given by any party to the Livermore Royalty Agreements to acquire an interest in any of the Livermore Royalties pursuant to any of the Livermore Royalty Agreements.

(x) BHP Billiton Agreement: The BHP Billiton Agreement is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the issue of the Units and the other transactions contemplated by this Agreement or as disclosed to the Agents in the Final Prospectus) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or to BHP Billiton World Exploration Inc. or any subsidiary thereof.

(y) Fawcett Agreement: The Fawcett Agreement is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the issue of the Units and the other transactions contemplated by this Agreement or as disclosed to the Agents in the Final Prospectus) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or David Fawcett.

(z) Hecla Agreement: The Hecla Agreement is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the issue of the Units and the other transactions contemplated by this Agreement or as disclosed to the Agents in the Final Prospectus) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or Hecla Mining Corporation or any subsidiary thereof.

(aa) Hunter Agreements: The Hunter Agreements are valid and subsisting agreements in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the issue of the Units and the other transactions contemplated by this Agreement or as disclosed to the Agents in the Final Prospectus) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or Hunter Exploration Group or any subsidiary thereof.

(bb) No Defaults: None of the Corporation or either Subsidiary is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets (including any royalty or interest therein) thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Corporation or either Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could reasonably be expected to have a material adverse effect upon the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation and the Subsidiaries (taken as a whole).

(cc) Compliance with Employment Laws: The Corporation and each Subsidiary is in compliance with all applicable laws and regulations and there are no outstanding, threatened or to the knowledge of the Corporation, pending proceedings, actions, complaints or orders, respecting employment and employment practices, terms and conditions of employment, pay equity, labour relations, workers compensation, workplace safety, human rights and wages, there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the best of the knowledge of the Corporation after due inquiry, threatened against the Corporation or either Subsidiary, no union representation question exists respecting the employees of the Corporation or either Subsidiary and no collective bargaining agreement is in place or currently being negotiated by the Corporation or either Subsidiary, no employee has any agreement as to the length of notice required to terminate his or her employment with the Corporation or either Subsidiary in excess of twelve months or equivalent compensation which, either in any case or in the aggregate, could reasonably be expected to result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs, prospects or operations of the Corporation and the Subsidiaries (taken as a whole) or in any of the material properties or assets thereof or in any material liability on the part of the Corporation or either Subsidiary or which places, or could place, in question the validity or enforceability of this Agreement or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto.

(dd) Employee Plans: Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed

to, or required to be contributed to, by the Corporation or either Subsidiary for the benefit of any current or former officer, director, employee or consultant of the Corporation or either Subsidiary has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan.

(ee) Accruals: All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of the Corporation or either Subsidiary have been accurately reflected in the books and records of the Corporation or the Subsidiary, as the case may be.

(ff) No Litigation: Other than as disclosed to the Agents in the Final Prospectus or any Prospectus Amendment, there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Corporation after due inquiry, threatened against or which adversely affect the Corporation or either Subsidiary or to which any of the property or assets (including any royalty or interest therein) thereof is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation and the Subsidiaries (taken as a whole) or the ability of any of them to perform the obligations thereof and none of the Corporation or either Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any governmental authority, which, either separately or in the aggregate, may result in a material adverse effect on the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation and the Subsidiaries (taken as a whole) or the ability of the Corporation to perform its obligations under this Agreement or the Ancillary Documents.

(gg) Non-Arm's-Length Transactions: Except as discbsed to the Agents in the Final Prospectus or any Prospectus Amendment, neither the Corporation nor either Subsidiary owes any amount to, nor has the Corporation or either Subsidiary any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any Person not dealing at "arm's-length" (as such term is defined in the *Income Tax Act* (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation or either Subsidiary. Except as disclosed in the Final Prospectus and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor either Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other Person not dealing at arm's-length with the Corporation and the Subsidiaries. No officer, director or employee of the Corporation or either Subsidiary and no Person which is an affiliate or associate of any of the foregoing Persons, owns, directly or indirectly, any interest (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company) in, or is an officer, director, employee or consultant of, any Person which is, or is engaged in, a business competitive with the business of the Corporation or either Subsidiary which could materially adversely impact on the ability to properly perform the services to be performed by such Person for the Corporation or either Subsidiary. Other than as disclosed to the Agents in the Final Prospectus, no officer, director, employee or securityholder of the Corporation or either Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or either Subsidiary

except for claims in the ordinary and normal course of the business of the Corporation or either Subsidiary such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation.

(hh) Material Contracts: The only material contracts to which the Corporation or either Subsidiary is a party or by which it is bound are set out under the heading "Material Contracts" in the Final Prospectus and all such contracts are valid and subsisting agreements in full force and effect, are unamended and there exists no material default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any event or condition, would become a material default thereunder by any party thereto.

(ii) Minute Books: The minute books of the Corporation and of each Subsidiary, all of which have been or will be made available to the Agents or counsel to the Agents prior to the Closing Date, are complete and accurate in all material respects.

8. **Covenants of the Corporation**

(a) Consents and Approvals: Immediately following the acceptance by the Corporation hereof, the Corporation covenants and agrees with the Agents and the Purchasers that the Corporation will (to the extent not obtained or completed by the date of this Agreement):

(i) obtain the necessary regulatory consents from the Stock Exchange and to the extent necessary, from the Securities Commissions of the Offering Jurisdictions for the Offering on such terms as are mutually acceptable to the Agents and the Corporation acting reasonably;

(ii) arrange for the listing of the Debenture Shares on the Stock Exchange no later than the Closing Date; and

(iii) make all necessary filings in order to obtain all other necessary regulatory and other consents and approvals, if any, required in connection with the transactions contemplated by this Agreement.

(b) General: The Corporation hereby covenants and agrees with the Agents and the Purchasers that the Corporation will:

(i) fulfill all legal requirements to permit the creation, issue, offering and sale of the Units and the issue of the Debentures and the Debenture Shares as contemplated in this Agreement including, without limitation, compliance with the Securities Laws of the Offering Jurisdictions to enable the Units to be offered for sale and sold to the Purchasers without the necessity of filing a prospectus in the Offering Jurisdictions; and

(ii) forthwith after the Closing Date file such documents as may be required under the Securities Laws of the Offering Jurisdictions relating to the Offering of the Units.

(c) Use of Proceeds: The Corporation will use the net proceeds of the Units sold under the Offering as described in the Subscription Agreements and as disclosed to the Agents in the Final Prospectus.

9. **U.S. Provisions**

(a) Representations and Warranties of the Agents: Each of the Agents hereby severally represents and warrants to the Corporation that such Agent has not offered or sold and will not offer or sell Units in the United States or to, or for the account or benefit of, a U.S. Person and has not made any Directed Selling Efforts.

(b) Representations and Warranties of the Corporation: The Corporation hereby represents and warrants to the Agents that:

(i) the Corporation is not an "investment company" within the meaning of the United States *Investment Company Act of 1940,* as amended; and

(ii) the Corporation is a "foreign issuer" which does not have a "substantial U.S. market interest" (as such terms are defined in Regulation S) with respect to its Common Shares or Debenture Shares.

10. **Termination**

(a) Right of Termination: The Agents shall be entitled, at the sole option thereof, to terminate and cancel, without any liability on the part of the Agents, all of the obligations thereof under this Agreement and the obligations of any Purchaser, by notice in writing to that effect delivered to the Corporation prior to or at the Closing Time if:

(i) the Agents are not satisfied in the sole discretion thereof with the results of the due diligence review and investigation of the Corporation conducted by the Agents;

(ii) there is in the sole opinion of the Agents acting reasonably a material change or change in a material fact or new material fact or an undisclosed material fact or material change which might be expected to have an adverse effect on the condition (financial or otherwise), capital, property, assets, operations, business, affairs or profitability of the Corporation or on the value of the Common Shares or any other securities of the Corporation or on the marketability of the Units;

(iii) there should develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry or other event, action or occurrence of any nature whatsoever which, in the sole opinion of the Agents, seriously affects, or could seriously affect, the financial markets, the condition (financial or otherwise), capital, property, assets, operations, business, affairs or profitability of the Corporation or the value of the Common Shares or any other securities of the Corporation or the marketability of the Units;

(iv) the state of the financial markets is such that in the sole opinion of the Agents acting reasonably it would be unprofitable to offer or continue to offer for sale the Units;

(v) any order or ruling is issued, or any inquiry, action, suit, proceeding or investigation (whether formal or informal) is instituted or announced or threatened in relation to the Corporation or any of the directors, officers or principal shareholders of the Corporation (other than one based solely upon the activities or alleged activities of the Agents) or any law or regulation is

promulgated or changed which prevents or restricts trading in or the distribution of the Units, the Common Shares or any other securities of the Corporation (other than one based solely upon the activities or alleged activities of the Agents) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Units, the Common Shares or any other securities of the Corporation (other than one based solely upon the activities or alleged activities of the Agents) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Units, the Common Shares or any other securities of the Corporation; or

(vi) the Corporation is in breach of any material term, condition, covenant or agreement contained in this Agreement or in any Ancillary Document or any representation or warranty given by the Corporation in this Agreement or in any Ancillary Document is or becomes untrue, false or misleading.

(b) Rights on Termination: Any termination by the Agents pursuant to subsection 10(a) hereof shall be effected by notice in writing delivered by the Agents to the Corporation at the address thereof as set out in section 14 hereof. The right of the Agents to so terminate the obligations thereof under this Agreement is in addition to such other remedies as the Agents may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. In the event of a termination by the Agents pursuant to subsection 10(a) hereof there shall be no further liability on the part of the Agents to the Corporation or of the Corporation to the Agents except any liability which may have arisen or may thereafter arise under either section 11 or 12 hereof.

11. **Indemnity and Contribution**

(a) Indemnity: The Corporation hereby covenants and agrees to protect, indemnify and save harmless the Agents and each investment dealer which is a member of any agency or selling group formed by the Agents in connection with the Offering, each of the associates and affiliates of each of them and the respective directors, officers, employees, shareholders, partners, advisors and agents of each of the Agents and each investment dealer which is a member of any agency or selling group formed by the Agents in connection with the Offering and of each of the associates and affiliates of each of them (in this section 11 each an "Indemnified Person" and collectively the "Indemnified Persons") from and against all losses (other than a loss of profits), claims, damages, payments, liabilities, costs, fines, penalties and expenses (including the amount paid in settlement of any claim, action, suit or proceeding and the reasonable fees and expenses of counsel incurred obtaining advice in respect of, or in defending or settling, any such claim, action, suit or proceeding), joint or several, of whatsoever nature or kind to which an Indemnified Person may become subject or otherwise involved in any capacity under statute or common law or otherwise caused or incurred by reason of or in any way arising, directly or indirectly, from, by virtue of, or related to, enforcing the provisions of this Agreement or any Subscription Agreement, or:

(i) the Agents having acted as the agents of the Corporation in respect of the Offering (other than by reason of the negligence, willful misconduct or bad faith of the Agents);

(ii) any order made or inquiry, investigation or proceeding commenced or threatened by any officer or official of any securities commission or authority or any other competent authority, not based upon the activities or the alleged activities of

either of the Agents or any member of any agency or selling group formed by the Agents in connection with the Offering;

(iii) the non-compliance or alleged non-compliance by the Corporation with any of the Securities Laws of the Offering Jurisdictions or any other applicable law in connection with the transactions contemplated herein other than non-compliance resulting from a breach by the Agents of any covenant set out herein or otherwise imposed by law;

(iv) any negligence or willful misconduct by the Corporation relating to or connected with the sale by the Corporation of the Units; or

(v) the material breach of, or material default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Units or any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Units being or being alleged to be untrue, false or misleading.

If any matter or thing contemplated by this section 11 shall be asserted against any Indemnified Person in respect of which indemnification is or might reasonably be considered to be provided hereunder, such Indemnified Person shall notify the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify the Corporation shall not affect the liability of the Corporation except to the extent the Corporation is prejudiced by such failure) and the Corporation shall be entitled, but not required, to assume the defence of any action, suit or proceeding brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to the Indemnified Person and that no settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other of them (acting reasonably) and the Corporation shall not be liable for any settlement of any such claim unless it has consented in writing to such settlement.

(b) Counsel: In any claim referred to in section 11 hereof, the Indemnified Person shall have the right to retain separate legal counsel to act on behalf of such Indemnified Person provided that the fees and disbursements of such separate legal counsel shall be paid by the Indemnified Person unless:

(i) the Corporation fails to assume the defence of such claim on behalf of the Indemnified Person within ten days of receiving notice of such claim;

(ii) the Corporation and the Indemnified Person shall have mutually agreed to the retention of such separate legal counsel; or

(iii) the named parties to such claim (including any added, third or impleaded parties) include both the Corporation and the Indemnified Person and the Indemnified Person has been advised by legal counsel that representation of both the Corporation and the Indemnified Person by the same legal counsel would be inappropriate due to actual or potential differing interests between them;

in which event or events the reasonable fees and disbursements of such separate legal counsel shall be paid by the Corporation, subject as hereinafter provided. Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances

described in this subsection 11(b), all Indemnified Persons shall be represented by one separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Corporation, unless:

(i) the Corporation and the Indemnified Persons have mutually agreed to the retention of more than one legal counsel for the Indemnified Persons; or

(ii) the Indemnified Persons have or any of them has been advised in writing by legal counsel that representation of all of the Indemnified Persons by the same legal counsel would be inappropriate due to actual or potential differing interests between them.

(c) Waiver of Right: The Corporation hereby waives its right to recover contribution from the Agents and the other Indemnified Persons with respect to any liability of the Corporation by reason of or arising out of the indemnity provided by the Corporation in this section 11; provided, however, that such waiver shall not apply in respect of an Agent for any liability directly caused or incurred by reason or arising out of any information or statements relating solely to, and provided by, such Agent (except information and statements for which the Agent relied upon information provided by the Corporation) or any failure by such Agent in connection with the Offering to provide to Purchasers any document which the Corporation is required to provide to the Purchasers and which the Corporation has provided or made available to the Agents to forward to the Purchasers.

(d) Exception: The indemnity in paragraph 11(a) hereof shall not apply in respect of any particular Indemnified Party, in the event that a court of competent jurisdiction shall determine that such losses, expenses, claims, actions, damages or liabilities to which that particular Indemnified Party may be subject were primarily caused by the negligence, fraud, wilful default or willful misconduct of that particular Indemnified Party (provided that if such losses, expenses, claims, actions, damages or liabilities were caused only in part by such negligence, fraud, wilful default or willful misconduct, the indemnity shall apply only in respect of the proportion of such losses, expenses, claims, actions, damages or liabilities which were not so caused).

(e) Contribution:

(i) In order to provide for just and equitable contribution in circumstances in which the indemnity contained in this section 11 is, for any reason of policy or otherwise, held to be unavailable to or unenforceable by, in whole or in part, an Indemnified Person other than in accordance with the provisions of this section 11, the Corporation shall contribute to the aggregate losses (other than a loss of profit), claims, damages, payments, liabilities, costs, fines, penalties and expenses (including the amount paid in settlement of any claim, action, suit or proceeding and the reasonable fees and expenses of counsel incurred obtaining advice in respect of, or in defending or settling, any such claim, action, suit or proceeding) of the nature contemplated by such indemnity incurred or paid by the Indemnified Person in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Person on the other hand in connection with the Offering but also the relative fault of the Corporation on the one hand and the Indemnified Person on the other hand in connection with the matters, things and actions which resulted in such losses, claims, damages, payments, liabilities, costs, fines, penalties or expenses as well as any other relevant equitable considerations or, if

such allocation is not permitted by applicable law, in such proportion so that the Indemnified Person shall be responsible for the proportion represented by the percentage that the Agents' fee per Unit bears to the Purchase Price and the Corporation shall be responsible for the balance, whether or not the Corporation and the Indemnified Person are party to the same or separate claims; provided, however, that no Person who has engaged in any dishonesty, fraud, fraudulent misrepresentation, negligence or wilful default shall be entitled to contribution from any Person who has not engaged in any dishonesty, fraud, fraudulent misrepresentation, negligence or wilful default and further provided that in no event shall any Indemnified Person be responsible for any amount in excess of the cash fee actually received from the Corporation under this Agreement. For purposes of this subsection 11(d), relative fault shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact relates to information supplied by the Corporation on the one hand or the Indemnified Person on the other hand and the relevant intent, knowledge, access to information and opportunity to correct or prevent any such untrue statement or omission of the Corporation and the Indemnified Person.

(ii) In the event that the Corporation is held to be entitled to contribution from the Agents under the provisions of any statute or law, the Corporation shall be limited to such contribution in an amount not exceeding the lesser of:

A. the portion of the amount of the loss or liability giving rise to such contribution for which the particular Agent is responsible as determined in accordance with subsection 11(d) above; and

B. the amount of the cash fee actually received from the Corporation under this Agreement.

(iii) For purposes of this subsection 11(d), each party hereto shall give prompt notice to the other parties hereto of any claim, action, suit or proceeding threatened or commenced in respect of which a claim for contribution may be made under this subsection 11(d) provided that the omission to give notice shall not relieve the party from whom contribution is sought except to the extent that such party is prejudiced by such omission.

(f) Held in Trust: To the extent that the indemnity contained in subsection 11(a) hereof is given in favour of a Person who is not a party to this Agreement, the Corporation hereby constitutes the Agents as trustees for such Person for such indemnity and the covenants given by Corporation to such Person in this Agreement. The Agents hereby accept such trust and hold such indemnity and covenants for the benefit of such Persons. The benefit of such indemnity and covenants shall be held by the Agents in trust for the Persons in favour of whom such indemnities and covenants are given and may be enforced directly by such Persons.

12. Expenses

Whether or not the purchase and sale of the Units shall be completed as contemplated by this Agreement, all expenses of or incidental to the issue, sale and delivery of the Units and of or incidental to all matters in connection with the transaction herein set out shall be borne by the Corporation including, without limitation, the reasonable fees and disbursements (including

applicable taxes) of legal counsel for the Agents and the reasonable out-of-pocket expenses (including applicable taxes) of the Agents.

13. **Conditions**

All of the terms and conditions contained in this Agreement to be satisfied by the Corporation prior to the Closing Time on the Closing Date shall be construed as conditions and any material breach or failure by the Corporation to comply with any of such terms and conditions shall entitle the Agents to terminate the obligations thereof to complete the Closing by written notice to that effect given by the Agents to the Corporation prior to the Closing Time on the Closing Date. It is understood and agreed that the Agents may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights thereof in respect of any other such term and condition or any other or subsequent breach or non-compliance; provided that to be binding on the Agents any such waiver or extension must be in writing and signed by the Agents. If the Agents shall elect to terminate the obligations thereof to complete the Closing as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in section 11 hereof, the right to contribution referred to in section 11 hereof and the payment of expenses referred to in section 12 hereof.

14. **Notices**

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier on a Business Day to the following addresses:

(a) in the case of the Corporation:

International Royalty Corporation
Suite 104
10 Inverness Drive East
Englewood, Colorado
80112

Attention: Douglas B. Silver
Telecopier: 303-799-9017

with a copy to:

Fasken Martineau DuMoulin LLP
Toronto Dominion Bank Tower
Toronto-Dominion Centre
Suite 4200
66 Wellington Street West
Toronto, Ontario
M5K 1N6

Attention: Michael Bourassa
Telecopier: 416-364-7813

(b) in the case of the Agents:

Haywood Securities Inc.

Suite 2910
181 Bay Street
Toronto, Ontario
M5J 2T3

Attention: John Willett
Telecopier: 416-507-2399

- and to -

GMP Securities Ltd.
Suite 1100
145 King Street West
Toronto, Ontario
M5H 1J8

Attention: Mark Wellings
Telecopier: 416-367-8164

with a copy to:

Fraser Milner Casgrain LLP
Suite 3900
100 King Street West
1 First Canadian Place
Toronto, Ontario
M5X 1B2

Attention: Frank Davis
Telecopier: 416-863-4592

Either the Corporation or either of the Agents may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by telecopier, and shall be deemed to have been given on the day on which it was delivered or sent by telecopier.

15. **Miscellaneous**

(a) Governing Law: This Agreement shall be governed by and be interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

(b) Time of Essence: Time shall be of the essence of this Agreement.

(c) Survival: All representations, warranties, covenants and agreements of the Corporation herein contained or contained in any documents contemplated by, or delivered pursuant to, this Agreement or in connection with the purchase and sale of the Units shall, except to the extent that such covenants and agreements have been fulfilled at the Closing Time, except to the extent that such covenants and agreements have been fulfilled at the Closing Time, survive the purchase and sale of the Units and the termination of this Agreement and shall continue in full force and effect for the benefit of the Agents and the

Purchasers, regardless of any investigation by or on behalf of the Agents with respect thereto.

(d) Counterparts: This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(e) Entire Agreement: This Agreement constitutes the entire agreement between the Corporation and the Agents in connection with the issue and sale of the Units by the Corporation and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including, but not limited to, any engagement agreement or term sheet relating to the Offering between the Corporation and the Agents.

(f) Severability: If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severed from this Agreement.

(g) Language: The parties hereto acknowledge and confirm that they have requested that this Agreement as well as all notices and other documents contemplated hereby be drawn up in the English language. Les parties aux présentes reconnaissent et confirment qu'elles ont convenu que la présente convention ainsi que tous les avis et documents qui s'y rattachent soient rédigés dans la langue anglaise.

Would you kindly confirm the agreement of the Corporation to the foregoing by executing five duplicate copies of this Agreement and thereafter returning three such executed copies to Haywood Securities Inc.

Yours truly,

HAYWOOD SECURITIES INC.
By:

(signed) *"John Willett"*
Name: John Willett
Title: Managing Director

GMP SECURITIES LTD.
By:

(signed) *"Mark Wellings"*
Name: Mark Wellings
Title: Director, Investment Banking

The undersigned hereby accepts and agrees to the foregoing as of the 3rd day of February, 2005.

INTERNATIONAL ROYALTY CORPORATION
By:

(signed) *"Douglas B. Silver"*
Name: Douglas B. Silver
Title: Chief Executive Officer

Schedule A

Term Sheet

SCHEDULE "A"

SUMMARY OF THE UNIT OFFERING

The following is a summary of the principal features of the offering (the "Unit Offering") of units ("Units") at a price of C$500,000 per Unit, by way of private placement in reliance on exemptions from the requirement to file a prospectus under applicable securities laws. The closing of the Unit Offering will be effected concurrently with the closing of the offering of common shares to investors in Canada by way of prospectus and to investors in the United States by way of private placement (the "IPO") and with the completion of the purchase of all of the shares of Archean Resources Ltd. ("Archean").

Issuer: International Royalty Corporation (the "Corporation").

Total Financing Amount: C$30,000,000.

Offering: Units.

Price: C$500,000 per Unit.

Securities to be Issued: Each Unit is comprised of: (i) one C$500,000 5.5% Senior Secured Debenture of the Corporation (each, a "Debenture"), and (ii) that number of common shares of the Corporation (the "Debenture Shares") which is equal to C$100,000 based on the offering price per common share pursuant to the IPO. The Debentures will be created and issued by the Corporation under a trust indenture (the "Indenture") to be entered into between the Corporation and CIBC Mellon Trust Company, as trustee (the "Trustee").

Maturity Date: The principal amount of each Debenture will be repayable on the last day of the month in which the sixth anniversary of the closing date of the IPO occurs.

Interest: 5.5% per annum, payable semi-annually commencing on the last day of the sixth month from the closing date of the IPO. Net proceeds of the Unit Offering equal to the aggregate amount of interest that will be payable on the first three interest payment dates will be deposited by the Corporation into an account to be established and maintained by the Trustee to provide for the payment of such interest.

Redemption: The Corporation will have the right to redeem the Debentures, in whole or in part, at any time from and after January 1, 2008, for cash at the following percentage of the principal amount of the Debentures then outstanding, plus accrued interest thereon to, but excluding, the redemption date:

Year	Applicable Percentage
2008	105%
2009	102.5%
and thereafter	100%

If, as a result of a change to Canadian withholding tax laws publicly announced by the Minister of Finance (Canada), the Corporation has become or would

become obligated to pay, on the next date on which any amount would be payable under or with respect to the Debentures, any additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of Debentures (including Additional Amounts) will not be less than the amount the holder would have received had such Canadian taxes not been withheld or deducted, the Corporation may redeem the Debentures, in whole or in part, for cash in Canadian dollars at the principal amount of the Debentures, plus accrued interest thereon.

Covenants:

The Debentures will have the benefit of certain covenants of the Corporation and Archean which, among other things and subject to certain exceptions, will restrict the ability of the Corporation and Archean to, and to permit or authorize Voisey's Bay Holding Corporation or Labrador Nickel Royalty Limited Partnership to, incur additional indebtedness (subject to permitted indebtedness and permitted hedging transactions by the Corporation only), create liens on certain assets (subject to permitted encumbrances) and dispose of certain assets, except as provided below under the heading "Voisey's Bay Royalty Purchase Exception". The incurrence of "permitted indebtedness" will be subject to the Corporation having (on a consolidated basis) a debt to paid up capital ratio not exceeding 30% or such other ratio agreed to by the holders of a majority in principal amount of Debentures then outstanding. Neither "permitted indebtedness" nor "permitted hedging transactions" may be secured in priority to or *pari passu* with the security for the Debentures and any lender of "permitted indebtedness" or counterparty to a "permitted hedging transaction" ranking junior in priority to the security for the Debentures shall not be permitted to enforce its security against the assets of the Corporation relating to the Voisey's Bay Royalty without the consent of the Trustee and will otherwise be subject to an inter-creditor agreement on terms satisfactory to the Trustee.

Voisey's Bay Royalty Purchase Exception:

Certain covenants will not apply to any transaction or series of transactions (collectively, the "VB Royalty Purchase Transactions") by which the Corporation acquires, directly or indirectly, not less than 90% of the indirect interest of Archean in the Voisey's Bay Royalty (as defined in the preliminary prospectus of the Corporation dated January 5, 2005), or which are intended to result in deductions or losses claimed under the *Income Tax Act* (Canada) in order to reduce the tax payable by the Corporation or its affiliates in respect of income derived from the Voisey's Bay Royalty, so long as (except as otherwise agreed to by the holders of a majority in principal amount of Debentures then outstanding), immediately following completion of the VB Royalty Purchase Transactions, (i) the Trustee holds a first ranking priority security interest in the assets initially secured by the security and in the assets owned in whole or in part by the Corporation or its affiliates immediately following completion of the VB Royalty Purchase Transactions and which represent an indirect interest in the Voisey's Bay Royalty, subject to no other liens (other than permitted encumbrances), including a first ranking priority security interest in the shares or the limited partnership units of the resulting entity which directly holds the Voisey Bay Royalty or, if those shares or units are not freely transferable, the shares of the entity or entities (collectively, the "Immediate Parent") which owns 100% of any such resulting entity which directly holds the Voisey Bay Royalty and all assets of the Immediate Parent; (ii) the resulting entity which holds directly the Voisey Bay Royalty and the Immediate Parent shall have no indebtedness or security (other than debt and security relating to the Debentures); and (iii) the disposition of the shares of the Immediate Parent is not restricted.

Guarantee: Archean will guarantee the payment of principal and interest on the Debentures and the performance by the Corporation of its other payment obligations under the Indenture.

Security: The obligations of the Corporation under the Indenture will be secured by a general security agreement over all of the assets of the Corporation relating to the Voisey's Bay Royalty and any proceeds relating to the foregoing. The obligations of Archean under the guarantee will be secured by a general security agreement over all of the assets of Archean, provided that the Trustee complies with section 3.1(b) of the agreement (the "VBNC Agreement") dated as of July 10, 2003 between Archean, Voisey's Bay Nickel Company Limited and Labrador Nickel Royalty Limited Partnership (among others).

Purchase for Cancellation: The Corporation may, at any time and from time to time, purchase the Debentures for cancellation, by tender or by private contract, at any price.

Ranking: The Debentures will rank equally with each other.

Resale Restrictions: The Units are being offered for sale to purchasers resident in the Province of British Columbia that qualify as "accredited investors" pursuant to applicable securities laws and to non-Canadian and non-U.S. investors on a "private placement" basis in reliance on exemptions from the requirement to file a prospectus or to register the securities under applicable securities laws. As a result, the resale of the Debentures will be restricted in the manner provided by such securities laws. The Debenture Shares issued to purchasers of Units will not be subject to resale restrictions in Canada as they will be qualified by a final prospectus of the Corporation.

Listing: The Debentures will not be listed or quoted on any stock exchange. The Toronto Stock Exchange has conditionally approved the listing of the common shares of the Corporation (including the Debenture Shares), subject to the Corporation fulfilling all of the requirements of the Exchange. The obligation of Subscribers to complete the subscription of Units is subject to the Corporation fulfilling such requirements.

Conditions: The subscription of Units is subject to (i) settlement of definitive documentation reasonably satisfactory to the Subscribers containing representations and warranties (including that the final prospectus of the Corporation in connection with the IPO contains full, true and plain disclosure of all material facts relating to the securities offered thereby), covenants (in addition to those listed above) and events of default customary for transactions of this nature, (ii) the results of legal due diligence conducted by the Subscribers confirming the disclosure given by or on behalf of the Corporation to the Subscribers, (iii) the concurrent completion of the closing of the Unit Offering, the closing of the IPO and the completion of the purchase of all of the shares of Archean, and (iv) the Debenture Shares being qualified by a final prospectus of the Corporation.

Closing: Certificates representing the Debentures and the Debenture Shares will be available for delivery to the Subscribers against payment in freely transferable Canadian funds.

Debenture Certificates, Registrar and Transfer Agent: The Debentures will be issued in fully registered certificated form. Registration of ownership and transfers of the Debentures will be effected through records maintained by the Trustee, who will be the registrar and transfer agent.

Governing Law:	The laws of the Province of Ontario and the laws of Canada applicable therein shall govern the Indenture and the Debentures created thereunder.
Costs and Expenses:	The Corporation will be responsible for all costs and reasonable expenses incurred by the Subscriber, including all reasonable legal fees and disbursements in connection with this agreement, the definitive documentation and the implementation of this transaction, irrespective of whether the transaction closes.

Schedule B

Opinion of Counsel - Closing of the Offering

1. The Corporation is a corporation continued and existing under the *Canada Business Corporations Act* and has all requisite corporate power and capacity to conduct the activities and business of the Corporation as now conducted and as contemplated to be conducted by the Final Prospectus, to own the material Canadian properties or assets (including any royalty or interest therein) currently owned or to be acquired by it in Canada pursuant to the Archean Transaction and to issue and sell the Units in the manner contemplated by the Agency Agreement and is qualified, registered or licensed to carry on the activities and business thereof in each jurisdiction in Canada in which the nature of the activities and business thereof requires the Corporation to be qualified, registered or licensed.

2. The Corporation has full corporate power, right and authority to enter into, execute, deliver and perform its obligations under the Agency Agreement, the Subscription Agreements and the Debenture Indenture (collectively, the "Agreements"), each of the Agreements has been authorized, executed and delivered by the Corporation, is legally binding upon the Corporation and is enforceable against the Corporation in accordance with the respective terms thereof, subject to bankruptcy laws and other laws affecting the rights of creditors generally, the availability of equitable remedies and other usual or customary limitations or qualifications.

3. The Corporation is authorized to issue an unlimited number of Common Shares and as of the date which is the Business Day immediately prior to the Closing Date <> Common Shares were outstanding.

4. The Debentures have been authorized and created and the Debentures have the attributes contemplated by the Debenture Indenture and the Debenture Certificates will constitute legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with the terms thereof subject to bankruptcy laws and other laws affecting the rights of creditors generally, the availability of equitable remedies and other usual or customary limitations or qualifications.

5. The Debenture Shares have been issued as fully paid and non-assessable shares.

6. The execution and delivery by the Corporation of the Agreements and the Debenture Certificates, the fulfilment by the Corporation of the provisions of the Agreements and the Debenture Certificates and the issue, sale and delivery by the Corporation of the Units and the completion of the Archean Transaction do not (i) require the consent, approval or authorization of, or registration or qualification with, any governmental authority, stock exchange, securities regulatory authority or other Person, except such as have been obtained, (ii) conflict with or result in any breach or violation of the articles or by-laws of, or any resolution of the directors or shareholders of, the Corporation or any material agreement or other material instrument to which the Corporation is a party or by which it is bound, (iii) violate the provisions of any law, statute, rule or regulation to which the Corporation or the material Canadian property or assets (including any royalty or interest therein) currently owned or to be acquired pursuant to the Archean Transaction is subject, or (iv) breach any judgment, order or decree of any court, governmental authority, agency, tribunal, arbitrator, stock exchange or securities regulatory authority or other authority to which the Corporation or any of the material Canadian property or assets (including any royalty or interest therein) currently owned or to be acquired pursuant to the Archean Transaction is subject.

7. The form and terms of the certificates representing the Common Shares and the Debentures have been approved by the directors of the Corporation and conform with the provisions of the *Canada Business Corporations Act* and the articles and by-laws of the Corporation.

8. The offering, issue, sale and delivery of the Debentures and the Debenture Shares by the Corporation to Purchasers resident in the Offering Jurisdictions in accordance with the Subscription Agreements has been effected in such a manner as to be exempt from the prospectus requirements of the Securities Laws of the Offering Jurisdictions and no prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained under the Securities Laws of the Offering Jurisdictions to permit the offering, issue, sale and delivery of the Debentures and the Debenture Shares to the Purchasers in the Offering Jurisdictions through registrants registered under the appropriate category under applicable Securities Laws which have complied with all relevant provisions thereof. We note however that the Corporation is required with respect to trades of Debentures and the Debenture Shares to which the Securities Laws of the Province of British Columbia are applicable, to file with the British Columbia Securities Commission within 10 days after the date of issue and sale of the Units a report prepared and executed in accordance with Form 45-103F4 prescribed under Multilateral Instrument 45-103 - *Capital Raising Exemptions* of the Canadian Securities Administrators and a completed fee checklist and to pay the prescribed filing fee in respect of Units purchased by Purchasers resident in the Province of British Columbia.

9. Upon the filing of the Final Prospectus and the receipt by the Corporation of the MRRS Decision Document (as defined <>) in respect thereof, all necessary documents will have been filed, all requisite proceedings will have been taken and all approvals, permits, consents and authorizations of appropriate regulatory authorities under the Securities Laws of the Offering Jurisdictions will have been obtained under the Securities Laws of each Offering Jurisdiction to qualify the Debenture Shares for distribution in each of the Offering Jurisdictions.

10. No prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained under the Securities Laws of the Offering Jurisdictions to permit the first trade of Debentures through a registrant properly registered under such Securities Laws in compliance therewith provided that:

    (a) the Corporation is and has been a reporting issuer for the four months immediately preceding such first trade in any jurisdiction of Canada;

    (b) at the time of such first trade at least four months have elapsed from the date of issue of the Debentures;

    (c) at the time of such first trade the trade is not a "control distribution" as such term is defined in section 1.1 of Multilateral Instrument 45-102 - *Resale of Securities*;

    (d) no unusual effort is made to prepare the market or to create a demand for the Debentures;

    (e) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(f) if the selling security holder is an insider or officer of the Corporation, the selling security holder has no reasonable grounds to believe that the Corporation is in default of securities legislation.

11. The Corporation is a reporting issuer or the equivalent thereof in each province of Canada and is not included in the list of defaulting reporting issuers maintained pursuant to the Securities Laws of such provinces.

12. The Debenture Shares have been conditionally listed for trading on the Stock Exchange upon the issue thereof, subject to compliance by the Corporation with the listing conditions set out in the Conditional Listing Letter.

13. Archean Resources Ltd. ("Archean") is a corporation existing under the laws of Newfoundland and Labrador which has not been discontinued and has not been dissolved thereunder. Archean has all necessary corporate power and authority to own, lease and operate its material Canadian property and assets and to conduct business as presently conducted. Archean is authorized to issue an unlimited number of common shares ("Archean Common Shares"). <> Archean Common Shares are outstanding and Corporation is the registered owner of all of the outstanding Archean Common Shares.

14. Voisey's Bay Holding Corporation ("Holdco") is a corporation existing under the Newfoundland and Labrador which has not been discontinued and has not been dissolved thereunder. Holdco has all necessary corporate power and authority to own, lease and operate its material Canadian property and assets and to conduct business as presently conducted, including, in its capacity as the general partner of Labrador Nickel Royalty Limited Partnership ("LNRLP"). Holdco is authorized to issue an unlimited number of common shares ("Holdco Common Shares"). <> Holdco Common Shares are outstanding and Archean is the registered owner of all of the outstanding Holdco Common Shares.

15. LNRLP is a limited partnership which has been formed and is existing under the Limited Partnerships Act (Ontario). LNRLP is authorized to issue an unlimited number of units ("LNRLP Units"). <> LNRLP Units are outstanding and Holdco is the registered owner of <> LNRLP Units, representing 90% of the outstanding Units. Altius Resources Inc. is the registered owner of <> LNRLP Units, representing 10% of the outstanding LNRLP Units. LNRLP has been qualified, licensed or registered to carry on business as an extra-provincial limited partnership in the Province of Newfoundland and Labrador.

16. The Corporation has all requisite corporate power and capacity to enter into, execute, deliver and perform its obligations under the Archean Transaction and all of the agreements thereunder have been authorized, executed and delivered by the Corporation, are legally binding upon the Corporation and are enforceable against the Corporation in accordance with the respective terms thereof, subject to bankruptcy laws and other laws affecting the rights of creditors generally, the availability of equitable remedies and other usual or customary limitations or qualifications.

17. The execution and delivery by the Corporation of the agreements giving effect to the Archean Transaction and the fulfilment by the Corporation of the provisions of such agreements and the completion of the Archean Transaction do not (i) require the consent, approval or authorization of, or registration or qualification with, any governmental authority, stock exchange, securities regulatory authority or other Person, except such as have been obtained, (ii) conflict with or result in any breach or violation of the articles or by-laws or any other constating document of Archean, Holdco or LNRLP, any resolution of the directors or shareholders of either Archean or Holdco,

or, in the case of LNRLP, any resolution of the limited partners of LNRLP or any material agreement or other material instrument to which any of Archean, Holdco or LNRLP is a party or by which it is bound, (iii) violate the provisions of any law, statute, rule or regulation to which any of Archean, Holdco or LNRLP, or the material Canadian property or assets thereof, is subject, or (iv) breach any judgment, order or decree of any court, governmental authority, agency, tribunal, arbitrator, stock exchange or securities regulatory authority or other authority to which any of Archean, Holdco or LNRLP, or any of the material Canadian property or assets thereof, is subject.

18. The Corporation is in compliance with all rights of first offer, rights of first refusal, back-in, buy-down, bump-up, purchase, acquisition or other similar rights relating to the Archean Transaction and none of the material Canadian properties or assets of the Corporation acquired pursuant to the Archean Transaction are subject to any of the rights referred to above except as disclosed in the Final Prospectus, provided that in respect of any such rights of Voisey's Bay Nickel Company ("VBNC") or Inco Limited ("Inco"), such opinion will be based solely upon a letter delivered by VBNC and Inco.

19. The execution and delivery by the Corporation and Archean of the Debenture Indenture **[and of the Security Documents (as defined in the Debenture Indenture)]** creates in favour of the Debenture Trustee a valid security interest in the personal property of the Corporation or Archean described therein and in which the Corporation or Archean now has rights and is sufficient to create a valid security interest in favour of the Debenture Trustee in any personal property of the Corporation or Archean described therein in which the Corporation or Archean hereafter acquires rights, when such rights are acquired by the Corporation or Archean, in each case, to secure payment and performance of the indebtedness, liability and obligations of the Corporation or Archean described therein as being secured.

20. All registrations, filings and recordings necessary or desirable in the Offering Jurisdictions and the Province of Newfoundland and Labrador to protect, preserve or perfect the security interests created by the Debenture Indenture **[or the Security Documents]** in the assets of the Corporation relating to the Voisey's Bay Royalty, all assets of Archean and any proceeds of the foregoing have been done or made.

21. No other, further or subsequent filing, re-filing, recording, re-recording, registering or re-registering of or with respect to any of the Offering Jurisdictions and the Province of Newfoundland and Labrador, or any financing statement filed with respect thereto, is necessary in the Offering Jurisdictions or the Province of Newfoundland in order to maintain the security interests created by the Debenture Indenture **[or the Security Documents]** in the assets of the Corporation relating to the Voisey's Bay Royalty, all assets of Archean and any proceeds of the foregoing and the protection, preservation and perfection of such security interests, except as described in any qualifications set out below.

22. All necessary corporate action has been taken by each of Archean and Holdco and their respective shareholders to authorize the transfers of the Archean Common Shares and the Holdco Common Shares contemplated by the Debenture Indenture **[or the Security Documents]** and any subsequent transfer of any such shares by the Debenture Trustee in connection with any disposition of any such shares by the Debenture Trustee.

23. Upon delivery to the Debenture Trustee by the Corporation of share certificates evidencing the issued and outstanding Archean Common Shares and the issued and outstanding Holdco Common Shares, the interest of the Debenture Trustee in such shares has priority over any other

contractual security interest in such shares perfected by registration or temporarily perfected under any applicable laws of any of the Offering Jurisdictions and the Province of Newfoundland and Labrador and the Debenture Trustee has acquired such shares free of any adverse claim.

For the purposes of this opinion, "Offering Jurisdictions" means the Provinces of British Columbia and Ontario, the United States and the states and territories thereof and such other provinces and territories of Canada and other jurisdictions as may be mutually agreed upon by the Agents and the Corporation.

Schedule C

Officers' Certificate - Closing of the Offering

TO: HAYWOOD SECURITIES INC.
AND TO: GMP SECURITIES LTD.
AND TO: FRASER MILNER CASGRAIN LLP
AND TO: THE PURCHASERS OF UNITS OF INTERNATIONAL ROYALTY CORPORATION

CERTIFICATE

The undersigned, Douglas B. Silver, the Chief Executive Officer of International Royalty Corporation (the "Corporation") and David R. Hammond, the Chief Financial Officer of the Corporation, hereby certify, for and on behalf of the Corporation in their capacity as officers of the Corporation and not in their personal capacity, after having made due inquiry, that the following facts, matters and information are true and accurate and not misleading in any material respect:

1. The facts, matters and information certified to herein are based on one or more of knowledge and information available or provided to us and our honest belief and all statements made in this certificate represent our reasonably held honest belief as to the facts, matters, information and belief possessed by us. We have used our best efforts to become informed of and about the facts, matters and information certified to herein and have sought the advice of counsel for the Corporation on those matters certified to herein which involve matters of laws and have relied upon such advice to the extent that those matters involve matters of law.

2. The Corporation has complied in all material respects with all covenants and agreements contained in, and has satisfied all of the terms and conditions of, the Agency Agreement to be complied with and satisfied by the Corporation at or prior to the Closing Time.

3. The representations and warranties of the Corporation contained in the Agency Agreement and the Ancillary Documents are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by the Agency Agreement.

4. This certificate is being made and delivered pursuant to subparagraph 4(a)(ii)B of the agency agreement dated as of February 3, 2005 between the Corporation and the Agents (the "Agency Agreement") and we acknowledge that the addressees hereof will be relying on this certificate in completing the Offering.

Unless otherwise defined herein, all words and terms with the initial letter or letters thereof capitalized in this certificate and not defined herein but defined in the Agency Agreement shall have the meanings given to such capitalized words and terms in the Agency Agreement. The undersigned acknowledge that they are familiar with the definitions given to the capitalized words and terms in the Agency Agreement and such definitions are hereby incorporated by reference.

IN WITNESS WHEREOF the undersigned have executed this certificate as of the _____ day of ________________, 2005.

____

Douglas B. Silver
the Chief Executive Officer of
International Royalty Corporation

____

David R. Hammond
the Chief Financial Officer of
International Royalty Corporation

Schedule D

Certificate of the Corporation - Closing of the IPO

TO:	HAYWOOD SECURITIES INC.
AND TO:	GMP SECURITIES LTD.
AND TO:	FRASER MILNER CASGRAIN LLP
AND TO:	THE PURCHASERS OF UNITS OF INTERNATIONAL ROYALTY CORPORATION

CERTIFICATE

The undersigned, Douglas B. Silver, the Chief Executive Officer of International Royalty Corporation (the "Corporation") and David R. Hammond, the Chief Financial Officer of the Corporation, hereby certify, for and on behalf of the Corporation in their capacity as officers of the Corporation and not in their personal capacity, after having made due inquiry, that the following facts, matters and information are true and accurate and not misleading in any material respect:

1. Definitions: For the purposes of this certificate:

(a) "Acquired Subsidiaries" means Archean and Holdco collectively and "Acquired Subsidiary" means either one of them;

(b) "Archean" means Archean Resources Ltd., a corporation incorporated under the *Corporations Act* (Newfoundland);

(c) "Archean Final Agreements" means each share purchase agreement dated <>, 2005 between the Corporation and each Archean Shareholder in connection with the Archean Transaction collectively;

(d) "Archean Royalty Agreements" means

(i) the agreement dated May 18, 1993 between Diamond Fields Resources Inc. and Archean granting Diamond Fields Resources Inc. a 100% interest in the Voisey's Bay property (as described in the Final Prospectus) subject to the Voisey's Bay Royalty,

(ii) the amendment and addendum agreement dated April 23, 1995 between Diamond Fields Resources Inc. and Archean, among other things, granting a mortgage to Archean to secure the Voisey's Bay Royalty,

(iii) the agreement dated June 28, 1995 among Diamond Fields Resources Inc., VBNC, Archean and 10401 Newfoundland Limited in respect of the assignment of the interests of Diamond Fields Resources Inc. in the Voisey's Bay property to VBNC,

(iv) the indenture of mortgage dated June 28, 1995 between VBNC and Archean securing the Voisey's Bay Royalty,

(v) the royalty limited partnership agreement dated July 10, 2003 among Archean, Altius Resources Inc. and all limited partners of LNRLP in respect of the right and duties of the parties thereto in connection with LNRLP,

(vi) the adjustment agreement dated July 10, 2003 among Albert Chislett, Christopher Verbiski and Archean with respect to the consideration to be received by each of Albert Chislett and Christopher Verbiski upon the exercise by Altius Resources Inc. of an option to acquire an interest in Archean,

(vii) the agreement dated July 10, 2003 among Archean, Altius Minerals Corporation, Altius Resources Inc., Albert Chislett, Christopher Verbiski, VBNC and LNRLP with respect to the transfer of the Voisey's Bay Royalty from Archean to LNRLP,

(viii) the indenture dated August 29, 2003 among Archean, Holdco and VBNC with respect to the transfer of units of LNRLP from Archean to Holdco,

(ix) the indenture dated August 29, 2003 among Archean, Altius Resources Inc., VBHC and LNRLP with respect to the transfer of units of LNRLP from Archean to Holdco, the granting to Altius Resources Inc. of an option to acquire an additional 2.5% interest in LNRLP and Holdco becoming the general partner of LNRLP,

(x) the agreement dated August 16, 2004 between Albert Chislett and the Corporation in respect of the sale by Albert Chislett of his interest in the shares of Archean to the Corporation,

(xi) the agreement dated August 16, 2004 between Christopher Verbiski and the Corporation in respect of the sale by Christopher Verbiski of his interest in the shares of Archean to the Corporation, and

(xii) the agreement dated December 8, 2004 among Archean, Altius Minerals Corporation, Altius Resources Inc., Albert Chislett, Christopher Verbiski, VBNC, LNRLP and Holdco with respect to the exercise by Altius Resources Inc. of its option to purchase an additional 2.5% interest in LNRLP

collectively;

(e) "BHP Billiton Final Agreement" means the agreement dated <>, 2005 between the Corporation and BHP Billiton World Exploration Inc. in connection with the BHP Billiton Transaction;

(f) "BHP Roylties" means the 22 mineral royalty interests acquired by the Corporation from BHP Billiton World Exploration Inc. as contemplated by the BHP Billiton Final Agreement and as described in the Final Prospectus;

(g) "BHP Royalty Agreements" means

(i) the agreement dated December 17, 1999 between BHP Mineral Pty CAN 008 694 782 and Glengarry Resources NL CAN 061 267 061 with respect to the 12 Mile Creek property (as described in the Final Prospectus),

(ii) the letter agreement dated December 24, 1997 between Eastmain Resources Inc. and BHP Minerals Canada Ltd. with respect to the Abitibi Extension property (as described in the Final Prospectus),

(iii) the amendment and ratification of letter agreement dated March 6, 1998 between Eastmain Resources Inc. and BHP Minerals Canada Ltd. with respect to the Abitibi Extension property (as described in the Final Prospectus),

(iv) the second amendment and ratification of letter agreement dated March 26, 1999 been Eastmain Resources Inc. and BHP Minerals BHP Minerals Canada Ltd. with respect to the Abitibi Extension property (as described in the Final Prospectus),

(v) the exploration and property option agreement dated May 9, 2002 between BHP Billiton and Almaden Minerals Ltd. with respect to the Almaden - 1 and Almaden - 2 properties (as described in the Final Prospectus),

(vi) the agreement for termination of joint venture dated February 7, 2002 among BHP Minerals International Exploration Inc., BHP Minerals Ghana Inc., BHP Holdings (International) Inc., Resolute Limited and Resolute (West Africa) Limited with respect to the Belahouro property (as described in the Final Prospectus),

(vii) the agreement for the transfer of the Belahouro property dated February 8, 2002 among BHP Minerals International Exploration Inc., BHP Minerals Ghana Inc., BHP Billiton, BHP Holdings (International) Inc., Resolute Limited and Resolute (West Africa) Limited with respect to the Belahouro property (as described in the Final Prospectus),

(viii) the agreement dated March 18, 1998 between BHP Minerals Canada ULC and Southern Africa Minerals Corporation with respect to the Caber property (as described in the Final Prospectus),

(ix) the letter agreement dated December 24, 1997 between Eastmain and BHP Minerals with respect to the Eastern Canada Recon property (as described in the Final Prospectus),

(x) the letter agreement dated April 13, 1987 between Moraga Resources Ltd. and Utah Mines Ltd. with respect to the Expo property (as described in the Final Prospectus),

(xi) the agreement dated July 1, 1997 governing the transfer of mineral claims with respect to the Expo property (as described in the Final Prospectus),

(xii) the first amending agreement dated June 5, 2002 between BHP Billiton Diamonds Inc. and iTech Capital Corp. with respect to the Expo property (as described in the Final Prospectus),

(xiii) the agreement dated May 28, 1998 between BHP Minerals International Exploration Inc. and John Zimmerman with respect to the Island Mountain (Poorman Creek) property (as described in the Final Prospectus),

(xiv) the agreement dated December 1, 1993 between Nevsun Resources Ltd. and BHP Minerals Ghana Inc. with respect to the Kubi Village property (as described in the Final Prospectus),

(xv) the agreement dated August 15, 1997 among BHP Minerals Ghana Inc., Nevsun Resources Ltd. and Nevsun Africa (Barbados) Ltd. with respect to the Kubi Village property (as described in the Final Prospectus),

(xvi) the agreement dated March 6, 1998 between BHP Minerals International Exploration Inc. and Minera Mount Isa Panama S.A. with respect to the Los Cumani property (as described in the Final Prospectus),

(xvii) <> with respect to the Mara Rosa property (as described in the Final Prospectus),

(xviii) the purchase and sale agreement dated April 4, 2001 among BHP International Exploration Inc., BHP Minerals Holdings Proprietary Limited, International Resources, Cascadia Enterprises Inc. and Cascadia Endeavours Inc. with respect to the Pana-1, Pana-2 and Pana-3 properties (each as described in the Final Prospectus),

(xix) the royalty agreement dated March 10, 2003 among BHP Minerals Holdings Proprietary Limited, BHP Minerals International Exploration Inc., CJSC International Resources, Barrick Gold (Russia) Limited, CEM Minerals Limited, Cascadia Enterprises Inc. and Cascadia Endeavours Inc. with respect to the Pana-1, Pana-2 and Pana-3 properties (each as described in the Final Prospectus),

(xx) the property option agreement dated June 18, 2003 between BHP Billiton Diamonds Inc. and Commander Resources Ltd. with respect to the Qimmiq property (as described in the Final Prospectus),

(xxi) the letter agreement dated December 24, 1997 between Eastmain Resources Inc. and BHP Minerals Canada Ltd. with respect to the Railroad property (as described in the Final Prospectus),

(xxii) the novation deed dated January 2, 2004 among Selwyn Queensland Pty Limited, BHP Billiton Minerals Pty Ltd. and IVN (Selwyn) Pty Limited with respect to the Selwyn Greenfield property (as described in the Final Prospectus),

(xxiii) the letter agreement dated December 24, 1997 between Eastmain Resources Inc. and BHP Minerals Canada Ltd. with respect to the Tingley Brook property (as described in the Final Prospectus),

(xxiv) the agreement dated December 1, 1998 between Minera BHP, S.A. de C.V. and Compania Minera Zapata, S.A. de C.V. with respect to the Tropico property (as described in the Final Prospectus),

(xxv) the letter agreement dated September 17, 2001 between BHP Billiton World Exploration Inc. and Albidon Limited with respect to the Trozza property (as described in the Final Prospectus),

(xxvi) the purchase and sale agreement dated November 17, 1995 between BHP Minerals Canada Ltd. and Echo Bay Mines Ltd. with respect to the Ulu property (as described in the Final Prospectus), and

(xxvii) the letter dated November 25, 2003 of BHP Minerals Canada Ltd. addressed to Wolfden Resources Inc. in connection with the non-exercise by BHP Minerals Canada Ltd. of its preferential purchase right with respect to the Ulu property (as described in the Final Prospectus)

collectively;

(h) "Fawcett Final Agreement" means the agreement dated <>, 2005 between the Corporation and David Fawcett in connection with the Fawcett Transaction;

(i) "Fawcett Royalties" means the five mineral royalties acquired by the Corporation from David Fawcett as contemplated by the Fawcett Final Agreement and as described in the Final Prospectus;

(j) "Fawcett Royalty Agreements" means the royalty sharing agreement dated March 31, 2000 between David Fawcett, Kevin James, Mark Gibson and Western Canadian Coal Corporation relating to the Fawcett Royalties;

(k) "Final Royalty Acquisition Agreements" means the Archean Final Agreements, the BHP Billiton Final Agreement, the Fawcett Final Agreement, the Hecla Final Agreement and the Hunter Final Agreement collectively.

(l) "Hecla Final Agreement" means the agreement dated <>, 2005 between the Corporation and Hecla Mining Company in connection with the Hecla Transaction;

(m) "Hecla Royalties" means the 14 mineral royalties acquired by the Corporation from Hecla Mining Company as contemplated by the Hecla Final Agreement and as described in the Final Prospectus;

(n) "Hecla Royalty Agreements" means

(i) the notice of transfer of mineral rights dated May 23, 2003 between Mineral Hecla Del Peru S.A. and Compania Minera Oro Cadente S.A. with respect to the Alto Dorado property (as described in the Final Prospectus),

(ii) the assignment dated February 10, 1969 between Ranchers Exploration and Development Corporation and Adrian Berryhill, Gladdus Berryhill and Linda Berryhill, with respect to the Ambrosia Lake property (as described in the Final Prospectus)

(iii) the royalty deed and assignment dated September 20, 1996 between Hecla Mining Company and Penarroya Utah, Inc. with respect to the Apex property (as described in the Final Prospectus),

(iv) the quit claim deed with reserved royalty dated January 29, 1998 between Nevada Mine Properties, Inc. and Minefinders (USA) Inc. with respect to the Clear property (as described in the Final Prospectus),

(v) the quit claim deed with reserved royalty dated July 29, 1998 between Nevada Mine Properties, Inc. and Minefinders (USA) Inc. with respect to the Dottie property (as described in the Final Prospectus),

(vi) the quit claim deed with reserved royalty dated January 31, 1996 between Nevada Mine Properties, Inc. and Minefinders (USA) Inc. with respect to the Gutsy property (as described in the Final Prospectus),

(vii) the assignment and assumption agreement dated December 7, 1978 between Hecla Operating Company, Teck Corporation and Liard Copper Mines Ltd. with respect to the Liard/Shaft Creek property (as described in the Final Prospectus),

(viii) the letter dated May 18, 2000 of Octagon Resources Inc. addressed to Hecla Mining Company with respect to the Longton/Triple W property (as described in the Final Prospectus),

(ix) the quit claim deed with reserved royalty dated January 19, 1998 between Hecla Mining Company and Minefinders (USA) Inc. with respect to the Oro Blanco property (as described in the Final Prospectus),

(x) the royalty deed dated September 24, 1992 between CoCa Mines Inc. and Golden Queen Mining Company, Inc. with respect to the Soledad Mountain property (as described in the Final Prospectus),

(xi) the ratification and assumption agreement dated December 29, 1994 between Santa Fe Pacific Gold Corporation, Nevada Mine Properties, Inc., Priority Minerals Limited and WFD Limited with respect to the Trenton Canyon property (as described in the Final Prospectus),

(xii) the agreement dated June 16, 1986 between Hecla Mining Company and Amoco Production Company with respect to the Wheeler 7U-1 property (as described in the Final Prospectus),

(xiii) memorandum dated August 26, 1985 in respect of Wyman Tracts in the South Darango Area together with a certificate of title with respect to the Wheeler 7U-1 property (as described in the Final Prospectus), and

(xiv) the net profits royalty agreement dated January 22, 1996 between Erex International Ltd. and Equinox Resources (Canada) Inc. with respect to the Yellowknife Lithium property (as described in the Final Prospectus)

collectively;

(o) "Holdco" means Voisey's Bay Holding Corporation, a corporation incorporated under the *Corporations Act* (Newfoundland);

(p) "Hunter Final Agreement" means the agreement dated <>, 2005 between the Corporation and Hunter Exploration Group in connection with the Hunter Transaction;

(q) "Hunter Royalties" means the 17 mineral royalties acquired by the Corporation from the Hunter Exploration Group as contemplated by the Hunter Final Agreement and as described in the Final Prospectus;

(r) "Hunter Royalty Agreements" means

(i) the option agreement dated June 25, 2002 between Hunter Exploration Group, Northern Empire Minerals Ltd. and Stornoway Ventures Ltd with respect to the Aviat One property and Aviat Two property (as described in the Final Prospectus),

(ii) the agreement dated April 30, 2003 between Hunter Exploration Group and BHP Billiton Diamonds Inc. with respect to the Aviat One property and Aviat Two property (as described in the Final Prospectus),

(iii) the letter agreement dated October 8, 2004 between BHP Billiton Diamonds Inc. and Hunter Exploration Group with respect to the Dirty Shovel property (as described in the Final Prospectus),

(iv) the agreement dated July 7, 2004 between John Robins, Lawrence Barry, Adam Vary and Indicator Minerals Inc. with respect to the Barrow Lake and North Kellet property, the Boothia Peninsula property, the Hayes River property and the Repulse Bay property (as described in the Final Prospectus),

(v) the letter agreement dated November 30, 2001 between Navigator Exploration Corp. and 524520 B.C. Ltd. with respect to the Bear property (as described in the Final Prospectus),

(vi) the letter of intent dated June 13, 2002 between Hunter Exploration Group, Shear Minerals Ltd. and Northern Empire Minerals Ltd. with respect to the Churchill property (as described in the Final Prospectus),

(vii) the agreement dated August 1, 2004 between Shear Minerals Ltd., Stornoway Diamond Corporation, BHP Billiton Diamonds Inc. and Hunter Exploration Group with respect to the Churchill property (as described in the Final Prospectus),

(viii) the agreement dated April 16, 2003 between International Samuel Exploration Corp., Shear Minerals Ltd., Northern Empire Minerals Ltd. and Hunter Exploration Group with respect to the Churchill West property (as described in the Final Prospectus);

(ix) the letter agreement dated December 31, 2002 between Stornoway Ventures Ltd., Northern Empires Minerals Ltd., Hunter Exploration Group, Navigator Exploration Corp. and NDT Ventures Ltd. with respect to the Fury, Sacrpa and Gem property and the Melville property (as described in the Final Prospectus),

(x) the letter agreement dated November 16, 2001 between Stornoway Ventures Ltd. and 524520 B.C.Ltd. with respect to the Jewel property and the Princess, Marquis & Crown property (as described in the Final Prospectus),

(xi) the assignment and assumption agreement dated January 16, 2002 between 524520 B.C. Ltd. and Northern Empire Minerals Ltd. with respect to the Jewel property and the Princess, Marquis & Crown property (as described in the Final Prospectus),

(xii) the letter agreement dated April 24, 2002 between Stornoway Ventures Ltd., 524520 B.C. Ltd. and Northern Empire Minerals Ltd. with respect to the Jewel property and the Princess, Marquis & Crown property (as described in the Final Prospectus),

(xiii) the letter agreement dated June 16, 2004 between Stornoway Diamond Corporation and 524520 B.C. Ltd. with respect to Jewel property and the Princess, Marquis & Crown property(as described in the Final Prospectus),

(xiv) the amendment agreement dated November 1, 2004 between 524520 B.C. Ltd. and Stornoway Diamond Corporation with respect to the Jubilee property (as described in the Final Prospectus),

(xv) the assignment and assumption agreement dated December 17, 2001 between 524520 B.C. Ltd. and Northern Empire Minerals Ltd. with respect to the Jubilee property (as described in the Final Prospectus),

(xvi) the letter of intent dated December 13, 2001 between 524520 B.C. Ltd. and Northern Empire Minerals Ltd. with respect to the Jubilee property (as described in the Final Prospectus),

(xvii) the letter of intent dated December 13, 2001 between 524520 B.C. Ltd. and Stornoway Ventures Ltd. with respect to the Jubilee property (as described in the Final Prospectus),

(xviii) the letter of intent dated December 13, 2001 between 524520 B.C. Ltd. and International Samuel Exploration Corp. with respect to the Jubilee property (as described in the Final Prospectus),

(xix) the letter of intent dated December 13, 2001 between 524520 B.C. Ltd. and Chilean Gold Ltd. with respect to the Jubilee property (as described in the Final Prospectus),

(xx) the letter of intent dated December 13, 2001 between 524520 B.C. Ltd. and Wind River Resources Ltd. with respect to the Jubilee property (as described in the Final Prospectus),

(xxi) the letter agreement dated December 31, 2002 between Stornoway Ventures Ltd., Northern Empires Minerals Ltd., Hunter Exploration Group and Strongbow Resources Ltd. with respect to the Melville property (as described in the Final Prospectus),

(xxii) the letter of intent dated May 29, 2004 between Indicator Minerals and International Samuel Exploration Corporation with respect to the Nairuaq and Quliiq property (as described in the Final Prospectus),

(xxiii) the addendum dated September 9, 2004 to the letter of intent dated May 29, 2004 between International Samuel Corporation and Indicator Minerals Ltd., and

(xxiv) the option agreement dated January 15, 2002 between 524520 B.C . Ltd. and Diamondex Resourced Ltd. with respect to the Peregrine property (as described in the Final Prospectus),

collectively;

(s) "LNRLP" means Labrador Nickel Royalty Limited Partnership, a limited partnership existing under the laws of the Province of Ontario;

(t) "LNRLP Units" means the units that LNRLP is authorized to issue;

(u) "VBNC" means Voisey's Bay Nickel Company Limited, a wholly-owned subsidiary of Inco Limited; and

(v) "Voisey's Bay Royalty" has the meaning ascribed thereto in the Final Prospectus.

All other words and terms with the initial letter or letters thereof capitalized in this certificate and not defined herein but defined in the agency agreement (the "Agency Agreement") dated February 3, 2005 between the Corporation and Haywood Securities Inc. and GMP Securities Ltd.(collectively the "Agents") shall have the meanings given to such capitalized words and terms in the Agency Agreement.

2. General: The facts, matters and information certified to herein are based on one or more of knowledge and information available or provided to us and our honest belief and all statements made in this certificate represent our reasonably held honest belief as to the facts, matters, information and belief possessed by us. We have used our best efforts to become informed of and about the facts, matters and information certified to herein and have sought the advice of counsel for the Corporation on those matters certified to herein which involve matters of laws and have relied upon such advice to the extent that those matters involve matters of law.

3. Subsidiaries: The Subsidiaries and the Acquired Subsidiaries are the only subsidiaries of the Corporation.

4. Capital of Acquired Subsidiaries: All of the outstanding securities of the Acquired Subsidiaries are issued and outstanding as fully paid and non-assessable shares, all of the outstanding securities of Archean are legally and beneficially owned by the Corporation, all of the outstanding securities of Holdco are legally and beneficially owned by Archean and no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase or acquisition of any of the outstanding securities of either of the Subsidiaries.

5. Capital of LNRLP: Holdco is the legal and beneficial owner of <> LNRLP Units, representing 90% of the outstanding LNRLP Units and Altius Resources Inc. is the registered owner of <> LNRLP Units, representing 10% of the outstanding LNRLP Units.

6. Archean Final Agreements: Each of the Archean Final Agreements is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the Royalty Acquisition

Transactions) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or the Archean Shareholders.

7. Archean Royalty Agreements: To the best knowledge of the Corporation, after due inquiry, each of the Archean Royalty Agreements is a valid and subsisting agreement and the Corporation is not aware of any material default thereunder nor is there any basis for such default and there are no other agreements, other than the Archean Final Agreement, relating to, or otherwise affecting, the interest of the Corporation, either Subsidiary, either Acquired Subsidiary or LNRLP in the Voisey's Bay Royalty in effect as of the date hereof. The Corporation is not aware of any event, occurrence, condition or act (including the Royalty Acquisition Transaction) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Archean Royalty Agreements by a party thereto or could operate to prevent or restrict the Corporation, either Acquired Subsidiary of LNRLP from enforcing any of its entitlements, rights, benefits and interests under the Archean Royalty Agreements nor has any notice been given by any party to any of the Archean Royalty Agreements to acquire an interest in the Voisey's Bay Royalty pursuant to any of the Archean Royalty Agreements.

8. Pre-Emptive Rights: The Corporation is in compliance with all rights of first offer, rights of first refusal, back-in, buy-down, bump-up, purchase, acquisition or other similar rights relating to the Archean Transaction, all waivers required in connection with such rights have been obtained and are effective and unamended, including, without limitation, any waiver required from Inco Limited or any of its subsidiaries, and none of the properties or assets of the Corporation acquired pursuant to the Archean Transaction are subject to any of the rights referred to above.

9. BHP Billiton Final Agreement: The BHP Billiton Final Agreement is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the Royalty Acquisition Transactions) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or BHP Billiton World Exploration Inc. or any subsidiary thereof.

10. BHP Billiton Royalty Agreements: To the best knowledge of the Corporation, after due inquiry, each of the BHP Billiton Royalty Agreements is a valid and subsisting agreement and the Corporation is not aware of any material default thereunder nor is there any basis for such default and there are no other agreements, other than the BHP Billiton Final Agreement, relating to, or otherwise affecting, the interest of the Corporation or either Subsidiary in the BHP Billiton Royalties in effect as of the date hereof. The Corporation is not aware of any event, occurrence, condition or act (including the Royalty Acquisition Transaction) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the BHP Billiton Royalty Agreements by a party thereto or could operate to prevent or restrict the Corporation from enforcing any of its entitlements, rights, benefits and interests under the BHP Billiton Royalty Agreements nor has any notice been given by any party any to the BHP Billiton Royalty Agreements to acquire an interest in any of the BHP Billiton Royalties pursuant to any of the BHP Billiton Royalty Agreements.

11. Fawcett Final Agreement: The Fawcett Final Agreement is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the Royalty Acquisition Transactions) which, with the giving of notice, the lapse of time or the happening of any other

event or condition, would become a material default thereunder by either the Corporation or David Fawcett.

12. Fawcett Royalty Agreements: To the best knowledge of the Corporation, after due inquiry, each of the Fawcett Royalty Agreements is a valid and subsisting agreement and the Corporation is not aware of any material default thereunder nor is there any basis for such default and there are no other agreements, other than the Fawcett Final Agreement, relating to, or otherwise affecting, the interest of the Corporation or either Subsidiary in the Fawcett Royalties in effect as of the date hereof. The Corporation is not aware of any event, occurrence, condition or act (including the Royalty Acquisition Transaction) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Fawcett Royalty Agreements by a party thereto or could operate to prevent or restrict the Corporation from enforcing any of its entitlements, rights, benefits and interests under the Fawcett Royalty Agreements nor has any notice been given by any party to any to the Fawcett Royalty Agreements to acquire an interest in any of the Fawcett Royalties pursuant to any of the Fawcett Royalty Agreements.

13. Hecla Final Agreement: The Hecla Final Agreement is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the Royalty Acquisition Transactions) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or Hecla Mining Company or any subsidiary thereof.

14. Hecla Royalty Agreements: To the best knowledge of the Corporation, after due inquiry, each of the Hecla Royalty Agreements is a valid and subsisting agreement and the Corporation is not aware of any material default thereunder nor is there any basis for such default and there are no other agreements, other than the Hecla Final Agreement, relating to, or otherwise affecting, the interest of the Corporation or either Subsidiary in the Hecla Royalties in effect as of the date hereof. The Corporation is not aware of any event, occurrence, condition or act (including the Royalty Acquisition Transaction) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Hecla Royalty Agreements by a party thereto or could operate to prevent or restrict the Corporation from enforcing any of its entitlements, rights, benefits and interests under the Hecla Royalty Agreements nor has any notice been given by any party to any to the Hecla Royalty Agreements to acquire an interest in any of the Hecla Royalties pursuant to any of the Hecla Royalty Agreements.

15. Hunter Final Agreement: The Hunter Final Agreement is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the Royalty Acquisition Transactions) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or Hunter Exploration Group or any subsidiary thereof.

16. Hunter Royalty Agreements: To the best knowledge of the Corporation, after due inquiry, each of the Hunter Royalty Agreements is a valid and subsisting agreement and the Corporation is not aware of any material default thereunder nor is there any basis for such default and there are no other agreements, other than the Hunter Final Agreement, relating to, or otherwise affecting, the interest of the Corporation or either Subsidiary in the Hunter Royalties in effect as of the date hereof. The Corporation is not aware of any event, occurrence, condition or act (including the

Royalty Acquisition Transaction) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Hunter Royalty Agreements by a party thereto or could operate to prevent or restrict the Corporation from enforcing any of its entitlements, rights, benefits and interests under the Hunter Royalty Agreements nor has any notice been given by any party to any to the Hunter Royalty Agreements to acquire an interest in any of the Hunter Royalties pursuant to any of the Hunter Royalty Agreements.

IN WITNESS WHEREOF the undersigned have executed this certificate as of the _____ day of _________________, 2005.

____
Douglas B. Silver
the Chief Executive Officer of
International Royalty Corporation

____
David R. Hammond
the Chief Financial Officer of
International Royalty Corporation

The Corporation hereby represents and warrants to the Agents and the Purchasers that the facts and matters set out in paragraphs 1 to 12, both inclusive, of this certificate are true and correct and acknowledges that the Agents and the Purchasers are relying upon each of such representations and warranties in completing the Closing.

INTERNATIONAL ROYALTY CORPORATION
By:

____
Name: Douglas B. Silver
Title: Chief Executive Officer

AGENCY AGREEMENT

February 3, 2005

International Royalty Corporation
Suite 104
10 Inverness Drive East
Denver, Colorado
80112

Attention: Mr. Douglas Silver
Chairman and Chief Executive Officer

Dear Sirs:

Re: **Issue of Common Shares**

Haywood Securities Inc., GMP Securities Ltd., Canaccord Capital Corporation, Raymond James Ltd., Salman Partners Inc. and Bolder Investment Partners, Ltd. (collectively the "Agents") understand that:

(a) International Royalty Corporation (the "Corporation") is authorized to issue, among other things, an unlimited number of Common Shares (as hereinafter defined);

(b) as at February 2, 2005, 5,849,433 Common Shares were outstanding as fully paid and non-assessable shares and an aggregate of 4,798,568 Common Shares were reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible and exchangeable securities and other rights to acquire Common Shares;

(c) the Corporation is prepared to issue and sell an aggregate of 34,883,721 Common Shares (collectively the "Offered Common Shares" and individually an "Offered Common Share") at a price of $4.30 per Offered Common Share for gross proceeds of $150,000,000;

(d) if the Corporation does not receive subscriptions for the Offered Common Shares by the date which is 90 days after the date of the MRRS Decision Document (as hereinafter defined) for the Final Prospectus (as hereinafter defined) there will not be a Closing (as hereinafter defined) without the consent of each Person (as hereinafter defined) who subscribed for Offered Common Shares on or before such date;

(e) the Corporation is prepared to grant to the Agents an option (the "Over-Allotment Option") to purchase severally, and not jointly, in the respective percentages set out in paragraph 6(e) hereof, an additional 2,906,977 Common Shares (the "Over-Allotment Shares") at the price of $4.30 per Over-Allotment Share upon the terms and conditions set out herein; and

(f) the Offered Common Shares and the Over-Allotment Shares (collectively the "Offered Securities") will have the attributes described in and contemplated by the Final Prospectus to be executed and filed with the Securities Commissions (as hereinafter defined) by the Corporation in form and substance satisfactory to the Agents.

In connection with the Offering (as hereinafter defined), the Agents and the Corporation hereby acknowledge that:

(a) on January 5, 2005, the Corporation filed the Preliminary Prospectus (as hereinafter defined) with the Securities Commissions and the Ontario Securities Commission, as the principal regulator under National Policy 43-201 (as hereinafter defined), has issued an MRRS Decision Document (as hereinafter defined) dated January 5, 2005 for the Preliminary Prospectus;

(b) pursuant to the Special Warrants Pooling Agreement (as hereinafter defined) the Common Shares issued or issuable upon the exercise of the Initial Financing Special Warrants (as hereinafter defined), the Common Shares issued or issuable upon the exercise of the Initial Financing Warrants (as hereinafter defined) and the Common Shares issuable upon the exercise of the Compensation Special Warrants (as hereinafter defined) are to be subject to a pooling arrangement pursuant to which, in addition to any regulatory escrow requirements, 25% of such Common Shares and Initial Financing Warrants as of the Closing Date (as hereinafter defined) are to be released three months after the Closing Date and a further 25% thereof will be released every three months thereafter; and

(c) pursuant to the Founders Pooling Agreement (as hereinafter defined) the Founders Common Shares (as hereinafter defined) are to be subject to a pooling arrangement pursuant to which, in addition to any regulatory escrow requirements, 25% of such Common Shares as of the Closing Date are to be released three months after the Closing Date and a further 25% thereof will be released every three months thereafter.

Based upon the understanding of the Agents set out above and upon the terms and subject to the conditions contained hereinafter, upon the acceptance hereof by the Corporation, the Corporation hereby appoints the Agents to act as the sole and exclusive agents of the Corporation to solicit, on a best efforts basis, offers to purchase the Offered Securities, and the Agents hereby agree to act as such agents. It is understood and agreed that the Agents are under no obligation to purchase any of the Offered Common Shares, although any of them may subscribe for and purchase Offered Common Shares if they so desire.

The Corporation hereby grants to the Agents the Over-Allotment Option for the purposes of covering over-allotments, if any, and for market stabilization in connection with the Offering. The Over-Allotment Option may be exercised on or after the Closing Date by the Lead Agents (as hereinafter defined), on behalf of the Agents, in whole or in part, by delivery to the Corporation at any time up to 4:30 p.m., Toronto time, on the 30th day following the Closing Date the Over-Allotment Notice (as hereinafter defined) which shall set forth the number of Over-Allotment Shares as to which the Over-Allotment Option is being exercised, provided that the aggregate number of Common Shares issuable pursuant to the Over-Allotment Notice shall not be greater than the number of Over-Allotment Shares. Upon the exercise of the Over-Allotment Option, the Corporation shall become obligated to issue and sell, and the Agents shall become obligated to purchase severally, and not jointly, in the respective percentages set out in subsection 6(e) hereof at the Over-Allotment Closing Time (as hereinafter defined) the Over-Allotment Shares, subject to the terms and conditions contained herein at the price of $4.30 per Over-Allotment Share. The Agents shall be under no obligation to purchase any of the Over-Allotment Shares prior to the exercise of the Over-Allotment Option.

The Agents hereby covenant and agree with the Corporation the following:

(a) During the distribution of the Offered Securities by or through the Agents, the Agents will offer and sell Offered Securities to the public only in the Qualifying Jurisdictions (as hereinafter defined) or where they may lawfully be offered for sale or sold and only at the Purchase Price per Offered Security set out on the cover page of the Final Prospectus. For the purposes of the foregoing sentence, the Agents shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where an

MRRS Decision Document for the Final Prospectus was obtained from the applicable Securities Commission following the filing of the Final Prospectus.

(b) The Agents will comply with all applicable Securities Laws in connection with the offer to sell and distribution of the Offered Securities.

(c) The Agents will not directly or indirectly, solicit offers to purchase or sell the Offered Securities or deliver any Offered Securities so as to require registration of the Offered Securities or filing of a prospectus or registration statement with respect to those Offered Securities under the laws of any jurisdiction other than the Qualifying Jurisdictions, including, without limitation, the United States. Any offer or sales of Offered Securities in the United States will be made in accordance with the terms and conditions set out in section 10 hereof.

(d) The Agents will use their reasonable best efforts to complete the distribution of the Offered Securities as promptly as possible after the Closing Time, but in any event no later than March 15, 2005. The Agents will notify the Corporation when, in the Agents' reasonable opinion, the Agents have ceased distribution of the Offered Securities, and, as promptly as within 30 days after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions where that breakdown is required by the Securities Commission of that jurisdiction for the purpose of calculating fees payable to that Securities Commission.

The terms and conditions of this Agreement are as follows:

1. **Definitions, Interpretation and Schedules**

(a) Definitions: Whenever used in this Agreement:

(i) "1933 Act" means the United States *Securities Act of 1933*, as amended;

(ii) "Agents" means Haywood Securities Inc., GMP Securities Ltd., Canaccord Capital Corporation, Raymond James Ltd., Salman Partners Inc. and Bolder Investment Partners, Ltd. collectively and "Agent" means any one of them;

(iii) "Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made by the Agents herein, including the schedules attached hereto, as amended or supplemented from time to time;

(iv) "Ancillary Documents" means all agreements, indentures, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement, including, without limitation, the Pooling Agreements and the U.S. Subscription Agreements;

(v) "Archean" means Archean Resources Ltd., a corporation existing under the laws of Newfoundland;

(vi) "Archean Agreements" means each share purchase agreement entered into between the Corporation and each Archean Shareholder in connection with the Archean Transaction collectively;

(vii) "Archean Shareholders" means the two shareholders of Archean, being the only shareholders of Archean;

(viii) "Archean Transaction" means the purchase by the Corporation of all of the outstanding shares of Archean as described in the Final Prospectus;

(ix) "Auditor" means PricewaterhouseCoopers LLP, Chartered Accountants, the auditor of the Corporation;

(x) "BHP Billiton Agreement" means the letter agreement dated November 15, 2004 between the Corporation and BHP Billiton World Exploration Inc. in connection with the BHP Billiton Transaction;

(xi) "BHP Billiton Transaction" means the acquisition by the Corporation of the 22 mineral royalty interests from BHP Billiton World Exploration Inc. as contemplated by the BHP Billiton Agreement and as described in the Final Prospectus;

(xii) "Business Day" means a day which is not a Saturday, Sunday or a statutory or civic holiday in the City of Toronto, Province of Ontario;

(xiii) "Closing" means the purchase and sale of the Offered Common Shares subscribed for by the Purchasers;

(xiv) "Closing Date" means February 18, 2005 or such other date as the Corporation and the Agents may mutually agree upon in writing, provided that in no event shall such date be later than the Latest Closing Date;

(xv) "Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may mutually agree upon in writing;

(xvi) "Common Shares" means the common shares which the Corporation is authorized to issue as constituted on the date hereof;

(xvii) "Compensation Special Warrants" means the special warrants of the Corporation issued to Haywood Securities Inc., the agent for the Initial Financing, exercisable for no additional consideration for 308,000 Common Shares;

(xviii) "Corporation" means International Royalty Corporation, a corporation continued under the *Canada Business Corporations Act* and includes any successor corporation thereto;

(xix) "Distribution" means the distribution of the Offered Securities or the distribution to the public of the Offered Securities, as the case may be, in the Qualifying Jurisdictions;

(xx) "Directed Selling Efforts" means "directed selling efforts" as defined in Regulation S, provided that, without limiting the foregoing, but for greater clarity in this Agreement, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered

Securities offered pursuant to Regulation S, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Offered Securities;

(xxi) "Encumbrance" includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(xxii) "Fawcett Agreement" means the letter agreement dated December 7, 2004 between the Corporation and David Fawcett in connection with the Fawcett Transaction;

(xxiii) "Fawcett Transaction" means the acquisition by the Corporation of 20.3% of a 1% royalty interest on five coal royalties from David Fawcett as contemplated by the Fawcett Agreement and as described in the Final Prospectus;

(xxiv) "Final Prospectus" means the final prospectus dated the date hereof of the Corporation in the English and the French languages;

(xxv) "Final U.S. Placement Memorandum" means the Final Prospectus supplemented with wrap pages in form and substance ssatisfactory to the Corporation and the Agents providing information relating to, among other things, the restrictions on resale imposed under the 1933 Act;

(xxvi) "Foreign Issuer" means a "foreign issuer" as that term is defined in Regulation S;

(xxvii) "Founders Common Shares" means the 3,600,000 Common Shares acquired by insiders of the Corporation upon the exercise of the Founders' Special Warrants and the Consultants' Special Warrants, each as defined under "Prior Sales" in the Final Prospectus;

(xxviii) "Founders Pooling Agreement" means the agreement dated the date hereof between the Corporation and each holder of Founders Common Shares with respect to the pooling arrangements between the parties thereto;

(xxix) "General Solicitation or General Advertising" means "general solicitation or general advertising" as used in Rule 502(c) of Regulation D;

(xxx) "Hecla Agreement" means the letter agreement dated October 29, 2004 between the Corporation and Hecla Mining Company in connection with the Hecla Transaction;

(xxxi) "Hecla Transaction" means the acquisition by the Corporation of the 14 mineral royalty interests from Hecla Mining Company as contemplated by the Hecla Agreement and as described in the Final Prospectus;

(xxxii) "Hunter Agreements" means the letter agreements dated November 25, 2004 between the Corporation and Hunter Exploration Group in connection with the Hunter Transaction;

(xxxiii) "Hunter Transaction" means the right of the Corporation to acquire the 17 mineral royalty interests from Hunter Exploration Group as contemplated by the Hunter Agreements and as described in the Final Prospectus;

(xxxiv) "Initial Financing" means the issue of the Initial Financing Special Warrants on August 12, 2003;

(xxxv) "Initial Financing Special Warrants" means the special warrants of the Corporation issued pursuant to the Initial Financing, exercisable for no additional consideration for an aggregate of 4,400,000 Common Shares and an aggregate of 950,000 Initial Financing Warrants;

(xxxvi) "Initial Financing Warrants" means the warrants of the Corporation comprising part of the Initial Financing Special Warrants, each of which is exercisable for one Common Share at a price of $3.00 per Common Share at any time prior to the date which is two years after the Closing Date;

(xxxvii) "Latest Closing Date" means March 15, 2005;

(xxxviii) "Lead Agents" means Haywood Securities Inc. and GMP Securities Ltd. collectively;

(xxxix) "Livermore Agreement" means the agreement dated January 10, 2005 between the Corporation and John S. Livermore in connection with the Livermore Transaction;

(xl) "Livermore Royalties" means the two mineral royalty interests acquired by the Corporation from John S. Livermore as contemplated by the Livermore Agreement and as described in the Final Prospectus;

(xli) "Livermore Royalty Agreements" means

A. the agreement dated April 20, 1987 between Hasbrouck Mining, Inc. and John S. Livermore granting a mineral production royalty equal to 1.5% of the net smelter returns on the Hasbrouck Mountain property (as described in the Final Prospectus) to John S. Livermore,

B. the Hasbrouck project estoppel certificate dated January 4, 1991 from John S. Livermore addressed to Euro-Nevada Mining Corporation, Inc. with respect to the sale by John S. Livermore to Grover W. De La Mare of a 25% interest in the net smelter returns royalty on the Hasbrouck Mountain property, and

C. the agreement dated September 14, 2001 between Cordilleran Explorations and John S. Livermore and Peter E. Galli pursuant to which John S. Livermore retained, among other royalties, a 60% of a 5% net smelter returns royalty on the Pinson property (as described in the Final Prospectus)

collectively;

(xlii) "Livermore Transaction" means the acquisition by the Corporation of the Livermore Royalties pursuant to the Livermore Agreement;

(xliii) "MRRS" means the mutual reliance review system established under National Policy 43-201;

(xliv) "MRRS Decision Document" has the meaning ascribed thereto in National Policy 43-201;

(xlv) "National Policy 43-201" means National Policy 43-201 - *Mutual Reliance Review System for Prospectuses and Annual Information Forms* of the Canadian Securities Administrators;

(xlvi) "Offered Common Shares" means the 34,883,721 Common Shares to be issued and sold at the Purchase Price under the Offering;

(xlvii) "Offered Securities" means the Offered Common Shares and the Over-Allotment Shares collectively;

(xlviii) "Offering" means the offering for sale by the Corporation pursuant to the Final Prospectus of the Offered Securities;

(xlix) "Offering Jurisdictions" means all of the provinces of Canada, the United States and the states and territories thereof (with respect to the Offered Common Shares only) and such other jurisdictions as may be mutually agreed upon by the Agents and the Corporation where the Offered Securities are offered to prospective purchasers or those provinces, territories or other jurisdictions where Purchasers reside, as the context permits or requires;

(l) "Ontario Act" means the *Securities Act* (Ontario) and the regulations thereunder, together with applicable published policy statements, instruments, rules, orders, and notices of the Ontario Securities Commission, as amended, supplemented or replaced from time to time;

(li) "Over-Allotment Closing" means the purchase of the Over-Allotment Shares by the Agents;

(lii) "Over-Allotment Closing Date" means the date specified in the Over-Allotment Notice or such other date as the Lead Agents and the Corporation may mutually agree upon in writing;

(liii) "Over-Allotment Closing Time" means 8:00 a.m. (Toronto time) on the Over-Allotment Closing Date or such other time on the Over-Allotment Closing Date as the Corporation and the Agents may mutually agree upon in writing;

(liv) "Over-Allotment Exercise Date" means the date on which the Lead Agents exercise the Over-Allotment Option;

(lv) "Over-Allotment Notice" means the written notice dated the Over-Allotment Exercise Date of the Lead Agents, on behalf of the Agents, addressed to the Corporation that the Over-Allotment Option is being exercised;

(lvi) "Over-Allotment Option" means the option granted hereby by the Corporation to the Agents to purchase from the Corporation up to 2,906,977 Common Shares at a price of $4.30 per Common Share;

(lvii) "Person" means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(lviii) "Pooling Agreements" means the Founders Pooling Agreement and the Special Warrants Pooling Agreement collectively;

(lix) "Preliminary Prospectus" means the preliminary prospectus dated January 5, 2005 of the Corporation in the English and the French languages;

(lx) "Preliminary U.S. Placement Memorandum" means the Preliminary Prospectus supplemented with wrap pages dated January 5, 2005 providing information relating to, among other things, the restrictions on resale imposed under the 1933 Act;

(lxi) "Prospectus Amendment" means any amendment to the Final Prospectus;

(lxii) "Purchase Price" means the price to be paid by the Purchasers for each Offered Security under the Offering, being $4.30 per Offered Security;

(lxiii) "Purchasers" means the purchasers of the Offered Securities collectively;

(lxiv) "Qualifying Jurisdictions" means all of the provinces of Canada;

(lxv) "Regulation D" means Regulation D under the 1933 Act;

(lxvi) "Regulation S" means Regulation S under the 1933 Act;

(lxvii) "Royalty Acquisition Agreements" means the Archean Agreements, the BHP Billiton Agreement, the Fawcett Agreement, the Hecla Agreement and the Hunter Agreements collectively;

(lxviii) "Royalty Acquisition Transactions" means the Archean Transaction, the BHP Billiton Transaction, the Fawcett Transaction, the Hecla Transaction and the Hunter Transactions collectively;

(lxix) "Securities Commissions" means the securities regulatory authority of each of the Qualifying Jurisdictions collectively;

(lxx) "Securities Laws" means the securities legislation and regulations of, and the applicable published policy statements, instruments, rules, orders and notices of the securities regulatory authorities (including the Stock Exchange) of, the applicable jurisdiction or jurisdictions collectively;

(lxxi) "Special Warrants Pooling Agreement" means the agreement dated the date hereof between the Corporation, each purchaser of Initial Financing Special Warrants and Haywood Securities Inc., the holder of the Compensation Special Warrants, with respect to the pooling arrangements between the parties thereto;

(lxxii) "Stock Exchange" means the Toronto Stock Exchange;

(lxxiii) "Subsidiaries" means IRC (U.S.) Management Inc., a corporation existing under the laws of Colorado, and IRC Nevada Inc., a corporation existing under the laws of Nevada, collectively and "Subsidiary" means either one of them;

(lxxiv) "Substantial U.S. Market Interest" means "substantial market interest" as that term is defined in Regulation S;

(lxxv) "Supplementary Material" means all supplemental or additional or ancillary material, information, evidence, return, report, application, statement or document related to the Preliminary Prospectus, the Preliminary U.S. Placement Memorandum, the Final Prospectus, the Final U.S. Placement Memorandum, any Prospectus Amendment or any amendment to the Final U.S. Placement Memorandum collectively;

(lxxvi) "Transfer Agent" means CIBC Mellon Trust Company, the registrar and transfer agent for the Common Shares;

(lxxvii) "United States" means the "United States" as defined in Regulation S;

(lxxviii) "Unit Offering" means the offering by the Corporation on the Closing Date on a private placement basis of 60 units, each unit being comprised of one secured debenture of the Corporation in the principal amount of $500,000 and 23,256 Common Shares;

(lxxix) "U.S. Accredited Investor" means an "accredited investor" as defined in Rule 501(a) of Regulation D;

(lxxx) "U.S. Affiliates" means Haywood Securities (USA) Inc., the U.S. broker-dealer affiliate of Haywood Securities Inc., Griffiths McBurney Corp., the U.S. broker-dealer affiliate of GMP Securities Ltd., Canaccord Capital Corporation (USA), Inc., the U.S. broker-dealer affiliate of Canaccord Capital Corporation, Raymond James Ltd. (USA) Inc., the U.S. broker-dealer affiliate of Raymond James Ltd. and Salman Partners (USA) Inc., the U.S. broker-dealer affiliate of Salman Partners Inc. collectively and "U.S. Affiliate" means any one of them individually;

(lxxxi) "U.S. Placee" means any Person who purchases Offered Common Shares in the United States pursuant to subsection 10(a) hereof;

(lxxxii) "U.S. Subscription Agreements" means each agreement entered into between the Corporation and each U.S. Placee collectively;

(lxxxiii) "Williams Purchase Agreement" means the agreement dated June 2003 between Jean-Claude Bonhomme, Bonhomme Enterprises, Inc. and the Corporation as amended on July 31, 2003 with respect to the acquisition by the Corporation of the Williams Royalty;

(lxxxiv) "Williams Royalty" has the meaning ascribed thereto in the Final Prospectus;

(lxxxv) "Williams Royalty Agreements" means

A. the agreement dated December 22, 1989 between Donald McKinnon, Jean-Claude Bonhomme, Rocco A. Schiralli, River Oaks Gold

Corporation, Corona Corporation (now Homestake Canada Inc.) and Teck Corporation (now Teck Cominco Limited) pursuant to which Homestake Canada Inc. and Teck Cominco Limited granted to River Oaks Gold Corporation 0.75% net smelter return cash flow royalty interest in the property which is subject to the Williams Royalty,

B. the agreement dated March 30, 1992 between River Oaks Gold Corporation and Bonhomme Enterprises, Inc. pursuant to which River Oaks Gold Corporation assigned the Williams Royalty to Bonhomme Enterprises, Inc., and

C. the memorandum agreement dated August 6, 2003 between Bonhomme Enterprises, Inc. and the Corporation pursuant to which Bonhomme Enterprises, Inc. assigned its interest in the Williams Royalty to the Corporation

collectively.

(b) Other Defined Terms: Words and terms herein with the initial letter or letters thereof capitalized and not defined in this Agreement shall have the meanings given to such words and terms in the Final Prospectus. Whenever used in this Agreement, the words and terms "affiliate", "associate", "material fact", "material change", "misrepresentation", "senior officer" and "subsidiary" shall have the meaning given to such word or term in the Ontario Act unless specifically provided otherwise herein except that where used herein in section 10, "affiliate" has the meaning given to such term in Rule 405 under the 1933 Act. A reference to the "knowledge of the Corporation" means to the best knowledge of Douglas B. Silver, Chief Executive Officer and David R. Hammond, Chief Financial Officer, after due inquiry.

(c) Plural and Gender: Whenever used in this Agreement, words importing the singular number only shall include the plural and *vice versa* and words importing the masculine gender shall include the feminine gender and neuter.

(d) Currency: All references to monetary amounts in this Agreement are to lawful money of Canada.

(e) Schedules: The following schedules are attached to this Agreement and are deemed to be a part of and incorporated in this Agreement:

Schedule	**Title**
A	Officers' Certificate
B	Officers' Certificate - Royalty Acquisitions
C	Opinion of Canadian Counsel - Offering
D	Opinion of Canadian Counsel - Royalty Acquisitions
E	Agents' Certificate

2. **Final Prospectus**

(a) Final Prospectus: The Corporation, as soon as possible, and in any event not later than 12:00 p.m., Toronto time, on February 4, 2005, (or by such later time or date as may be agreed to by the Lead Agents and the Corporation) shall have prepared and filed in each of the Qualifying Jurisdictions the Final Prospectus and shall have obtained an MRRS

Decision Document for the Final Prospectus under the Securities Laws of the Qualifying Jurisdictions by 5:00 p.m., Toronto time, on the day of the filing of the Final Prospectus (or by such later time or date as may be agreed to by the Lead Agents and the Corporation) and on or prior to such date shall have fulfilled and complied with, to the reasonable satisfaction of the Agents, all Securities Laws of the Offering Jurisdictions required to be fulfilled or complied with by the Corporation to enable the Offered Securities to be distributed in the Offering Jurisdictions through the Agents or any other investment dealer or broker registered as such in the Qualifying Jurisdictions and who is legally able to sell the Offered Securities in any such jurisdiction. The Corporation shall fulfill and comply with all Securities Laws of the Qualifying Jurisdictions required to be fulfilled or complied with by the Corporation to permit the sale of the Offered Securities in the Qualifying Jurisdictions as freely tradable Common Shares.

(b) Deliveries with Final Prospectus: The Corporation shall deliver to the Agents prior to, or contemporaneously with, the filing the Final Prospectus under the Securities Laws of the Qualifying Jurisdictions:

(i) an opinion dated the date of the Preliminary Prospectus of counsel to the Corporation in the Province of Québec, addressed to, among others, the Agents, in form and substance satisfactory to the Agents, acting reasonably, to the effect that the French language version of the Preliminary Prospectus, other that the consolidated financial statements of the Corporation and the pro forma financial statement of the Corporation contained therein and the related notes thereto and the auditor's report thereon, is in all material respects a complete and accurate translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein;

(ii) a letter dated the date of the Preliminary Prospectus from the Auditor in the Province of Québec, addressed to, among others, the Agents, in form and substance satisfactory to the Agents, acting reasonably, confirming that the consolidated financial statements of the Corporation and the pro forma financial statement of the Corporation together with the related notes thereto and the auditor's report thereon contained in the French language version of the Preliminary Prospectus are in all material respects a complete and accurate translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein;

(iii) a copy of the Preliminary Prospectus in each of the English and French languages signed as required by the Securities Laws of the Qualifying Jurisdictions and a signed copy of all documents relating to the Distribution and filed with the Preliminary Prospectus under such Securities Laws;

(iv) evidence satisfactory to the Agents that the Stock Exchange has conditionally approved the listing thereon of the Offered Securities subject to the satisfaction of customary conditions imposed by the Stock Exchange;

(v) a copy of each material contract listed under "Material Contracts" in the Final Prospectus that has been entered into by such time;

(vi) a copy of the Final Prospectus in each of the English and French languages signed as required by the Securities Laws of the Qualifying Jurisdictions;

(vii) a signed copy of all documents relating to the Distribution and filed with the Final Prospectus under the Securities Laws of the Qualifying Jurisdictions;

(viii) an opinion dated the date of the Final Prospectus of counsel to the Corporation in the Province of Québec, addressed to, among others, the Agents, in form and substance satisfactory to the Agents, acting reasonably, to the effect that the French language version of the Final Prospectus, other that the consolidated financial statements of the Corporation and the pro forma financial statement of the Corporation contained therein and the related notes thereto and the auditor's report thereon, is in all material respects a complete and accurate translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein;

(ix) a letter dated the date of the Final Prospectus from the Auditor in the Province of Québec, addressed to, among others, the Agents, in form and substance satisfactory to the Agents, acting reasonably, confirming that the consolidated financial statements of the Corporation and the pro forma financial statement of the Corporation together with the related notes thereto and the auditor's report thereon contained in the French language version of the Final Prospectus are in all material respects a complete and accurate translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein;

(x) an opinion dated the date of the Final Prospectus of counsel to the Corporation in the Province of Québec addressed to, among others, the Agents, in form and substance satisfactory to the Agents, acting reasonably, dated the date of the Final Prospectus regarding compliance with the laws of the Province of Québec relating to the use of the French language in connection with the Distribution; and

(xi) a "long-form" comfort letter dated the date of the Final Prospectus of the Auditor addressed to, among others, the Agents, in form and substance satisfactory to the Agents, acting reasonably, with the procedures agreed upon by the Auditor and the Lead Agents to be completed by the Auditor within two Business Days before the date of the Final Prospectus, which letter shall be in addition to the comfort letter of the Auditor addressed to the Securities Commissions;

all in form and substance satisfactory to the Agents, acting reasonably.

3. **Due Diligence**

Prior to the Closing Time on the Closing Date, the Corporation shall allow the Agents to conduct all due diligence investigations, including meeting with senior management of the Corporation and the Auditor, as the Agents shall consider appropriate in connection with the Offering including, without limitation, prior to the filing of the Final Prospectus and completing the Closing. The Corporation shall have allowed the Agents to participate fully in the preparation of the Final Prospectus and the Final U.S. Placement Memorandum and, prior to the filing of any Prospectus Amendment, the Corporation shall allow the Agents to participate fully in the preparation of such Prospectus Amendment and shall have allowed, or shall allow, the Agents to conduct all due diligence investigations which the Agents may reasonably require in order to fulfill the obligations thereof as agents and in order to enable the Agents to execute the certificate

required by the Securities laws of the Qualifying Jurisdictions to be executed by the Agents at the end of the Final Prospectus or any Prospectus Amendment, as the case may be.

4. **Deliveries By Closing Time**

(a) Deliveries: By the Closing Time:

(i) all corporate actions required to be taken by or on behalf of the Corporation including, without limitation, the passing of all required resolutions of the directors, including committees of the directors, and shareholders of the Corporation, shall have occurred in order to complete all of the transactions contemplated by this Agreement and the Final Prospectus and to issue the Offered Securities;

(ii) the Corporation shall have delivered or caused to be delivered to the Agents

A. certificates dated the Closing Date signed by an appropriate officer of the Corporation and addressed to the Agents, with respect to the articles and by-laws of the Corporation, the resolutions of the directors of the Corporation relating to this Agreement, the Ancillary Documents, the Preliminary Prospectus, the Preliminary U.S. Placement Memorandum, the Final Prospectus, the Final U.S. Placement Memorandum and, if applicable, any Prospectus Amendment and amendment to the Final U.S. Placement Memorandum and with respect to such other matters as the Agents may reasonably request and including specimen signatures of the signing officers of the Corporation,

B. a certificate dated the Closing Date, addressed to the Agents, signed by the chief executive officer and the chief financial officer of the Corporation or any two other senior officers of the Corporation acceptable to the Agents, acting reasonably, substantially in the form of the certificate attached as schedule A to this Agreement and including any other matters reasonably requested by the Agents,

C. a certificate dated the Closing Date, addressed to the Agents, signed by the chief executive officer and the chief financial officer of the Corporation or any two other senior officers of the Corporation and by the Corporation acceptable to the Agents, substantially in the form of the certificate attached as schedule B to this Agreement and including any other matters reasonably requested by the Agents,

D. a letter dated the Closing Date from the Auditor addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, confirming the continued accuracy of the letter delivered to the Agents pursuant to clause 2(b)(xi) hereof with such changes therein as may be necessary to bring the information in such letter forward to within two Business Days prior the Closing Date, which changes shall be acceptable to the Agents, acting reasonably,

E. a favourable legal opinion dated the Closing Date of counsel to the Corporation, Fasken Martineau DuMoulin LLP, who may rely on opinions of local counsel acceptable to such counsel and counsel for the Agents, acting reasonably, and, to the extent appropriate in the

circumstances, as to matters of fact on certificates or letters of senior officers of the Corporation, the Transfer Agent, the Auditor, public officials and officials of the Stock Exchange, addressed to the Agents, as to the qualification of the Offered Securities for Distribution in each of the Qualifying Jurisdictions and as to such other matters as the Agents may reasonably request, acceptable in all reasonable respects to the Agents, including, without limitation, the matters set out in schedule C attached to this Agreement, and subject to usual or customary assumptions, limitations and qualifications,

F. a favourable legal opinion dated the Closing Date of United States counsel to the Corporation, Dorsey & Whitney LLP, addressed to the Agents and in form and substance satisfactory to the Agents, acting reasonably, and subject to usual or customary assumptions, limitations or qualifications with respect to the following matters

(1) the Offered Common Shares sold to Persons in the United States in compliance with section 10 hereof are not required to be registered under the 1933 Act;

(2) the information set forth under the heading "U.S. Federal Income Tax Consequences" in the Final U.S. Placement Memorandum is a fair and adequate summary of the material United States federal income tax consequences applicable to "U.S. Holders" (as defined therein) of the Offered Securities,

(3) the Subsidiaries to the effect that each Subsidiary is a corporation existing under the laws of the jurisdiction of its incorporation and that each Subsidiary has all necessary corporate power and authority to own, lease and operate its property and assets (including any royalty or interest therein) and to conduct business as described in the Final Prospectus,

(4) the securities which each Subsidiary is authorized to issue, and, based solely on such counsel's review of the minute books and stock records of each Subsidiary, the number of outstanding securities of each Subsidiary as of the Closing Date and confirming that the Corporation is the registered owner of all of the outstanding securities of each Subsidiary as of the Closing Date, and

(5) the Subsidiaries to the effect that the execution and delivery by the Corporation of this Agreement and the issue, sale and delivery by the Corporation of the Offered Securities do not and will not conflict with or result in any breach or violation of the articles of incorporation or the by-laws of either of the Subsidiaries or any agreement or other instrument to which either of the Subsidiaries is a party that is identified in the Final Prospectus under the heading "Material Contracts";

G. a favourable legal opinion dated the Closing Date of counsel to the Corporation, Fasken Martineau DuMoulin LLP, addressed to the Agents, as to such matters as the Agents may reasonably request relating to the

Royalty Acquisition Transactions contemplated by, or described in, the Final Prospectus or any Prospectus Amendment, acceptable in all reasonable respects to the Agents, including, without limitation, the matters set out in schedule D attached to this Agreement and subject to usual or customary assumptions, limitations and qualifications;

H. the U.S. Subscription Agreements;

I. definitive certificates representing the Offered Common Shares purchased by the Purchasers on the Closing Date registered in such name or names as the Agents may direct, and

J. such further documents as are contemplated by this Agreement or as the Agents may reasonably require,

all in form and substance satisfactory to the Agents, acting reasonably; and

(iii) the Agents shall have delivered or cause to be delivered to the Corporation

A. payment of the aggregate purchase price for the Offered Common Shares purchased by the Purchasers on the Closing Date net of the commission payable by the Corporation to the Agents as provided in subsection 7(a) hereof and the documented expenses payable by the Corporation to the Agents as provided in section 13 hereof by wire transfer in Toronto to such account as the Corporation shall direct the Agents in writing not less than 48 hours prior to the Closing Time against delivery from the Corporation to the Agents of a receipt for the aggregate net purchase price for the Offered Common Shares purchased by the Purchasers on the Closing Date, and

B. such further documents as are contemplated by this Agreement or as the Corporation may reasonably require, all in form and substance satisfactory to the Corporation.

5. **Closing**

(a) Closing: The Closing shall be completed at the offices of counsel for the Corporation at the Closing Time on the Closing Date.

(b) Conditions of Closing: The following are conditions precedent to the obligation of the Agents to complete the Closing and of the Purchasers to purchase the Offered Common Shares, which conditions the Corporation hereby covenants and agrees to use the commercially reasonable efforts thereof to fulfill within the time set out herein therefor, and which conditions may be waived in writing in whole or in part by the Lead Agents on behalf of the Agents:

(i) the Corporation shall have received all necessary approvals and consents, including all necessary regulatory approvals and consents required for the completion of the transaction contemplated by this Agreement or the Final Prospectus and any Prospectus Amendment, all in a form satisfactory to the Agents, acting reasonably;

(ii) the Stock Exchange shall have conditionally approved the listing thereon of the Offered Securities, subject to the fulfillment of normal conditions, and the Common Shares shall start trading on the Stock Exchange on the Closing Date;

(iii) the Agents shall have received all of the documents set out in sections 2 and 4 hereof to be delivered to the Agents;

(iv) the representations and warranties of the Corporation contained herein being true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby or in the Final Prospectus and any Prospectus Amendment;

(v) the Corporation having complied in all material respects with all covenants, and satisfied all material terms and conditions, contained herein or in any Ancillary Document to be complied with and satisfied by the Corporation at or prior to the Closing Time;

(vi) the Corporation having completed the Unit Offering;

(vii) the Corporation having received the certificates representing the Common Shares and the Initial Financing Warrants issuable or issued upon the exercise of the Initial Financing Special Warrants, the Compensation Special Warrants and any Initial Financing Warrants exercised prior to the Closing Date registered as contemplated by the Special Warrants Pooling Agreement, such certificates to be held and dealt with by the Corporation in accordance with the Special Warrants Pooling Agreement and the Corporation having provided each registered holder and each beneficial holder of such securities with evidence a receipt therefor as contemplated by the Special Warrants Pooling Agreement;

(viii) the Corporation having received the certificates representing the Founders Common Shares required to be delivered thereto in accordance with the Founders Pooling Agreement, such certificates to be held and dealt with by the Corporation in accordance with the Founders Pooling Agreement and the Corporation having provided each registered holder and each beneficial holder of the Founders Common Shares with a receipt therefor as contemplated by the Founders Pooling Agreement;

(ix) the Corporation having completed the Royalty Acquisition Transactions on terms acceptable to the Agents; and

(x) the Agents not having previously terminated the obligations thereof pursuant to section 11 hereof.

6. **Over-Allotment Option**

(a) Over-Allotment Notice: The Over-Allotment Option may be exercised by the Lead Agents, on behalf of the Agents, in whole or in part, by delivery to the Corporation at any time prior to 4:30 p.m., Toronto time, on the 30th day following the Closing Date of the Over-Allotment Notice. The Over-Allotment Notice shall set out (i) the number of Over-Allotment Shares as to which the Over-Allotment Option is being exercised, (ii) subject to the provisions of this section 6, the date and time of the purchase of the Over-Allotment Shares, and (iii) the name in which the certificate representing the Over-Allotment Shares is to be registered.

(b) Deliveries by the Over-Allotment Closing Time: No later than the Over-Allotment Closing Time:

(i) the Corporation shall have delivered or cause to be delivered to the Agents:

A. a certificate dated the Over-Allotment Closing Date, addressed to the Agents, signed by the chief executive officer and the chief financial officer of the Corporation or any two other senior officers of the Corporation acceptable to the Agents, acting reasonably, substantially in the form of the certificate attached as schedule A to this Agreement, and including any other matters reasonably requested by the Agents, including, but not limited to, the matters set out in schedule B attached to this Agreement, as applicable,

B. a letter dated the Over-Allotment Closing Date from the Auditor, addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, confirming the continued accuracy of the letter delivered to the Agents pursuant to clause 2(b)(xi) hereof with such changes therein as may be necessary to bring the information in such letter forward to within two Business Days prior the Over-Allotment Closing Date, which changes shall be acceptable to the Agents, acting reasonably,

C. a legal opinion dated the Over-Allotment Closing Date of counsel for the Corporation, Fasken Martineau DuMoulin LLP, who may rely to the extent appropriate in the circumstances, as to matters of fact on certificates of senior officers of the Corporation, addressed to the Agents with respect to such matters as may be reasonably requested by and, in form and substance satisfactory to, the Agents, acting reasonably, and subject to usual or customary assumptions, limitations and qualifications,

D. definitive certificates representing the Over-Allotment Shares registered as set out in the Over-Allotment Notice, and

E. such further documents as are contemplated by this Agreement or as the Agents may reasonably require,

all in form and substance satisfactory to the Agents, acting reasonably; and

(ii) the Agents shall have delivered or cause to be delivered to the Corporation

A. payment of the aggregate purchase price for the Over-Allotment Shares net of the commission payable by the Corporation to the Agents as provided in subsection 7(a) hereof and the expenses payable by the Corporation to the Agents as provided in section 13 hereof by wire transfer in Toronto to such account as the Corporation shall direct the Agents in writing not less than 48 hours prior to the Over-Allotment Closing Time against delivery from the Corporation to the Agents of a receipt for the aggregate net purchase price for the Over-Allotment Shares, and

B. such further documents as may be contemplated by this Agreement or as the Corporation may reasonably require, all in form and substance satisfactory to the Corporation.

(c) Over-Allotment Closing: The purchase and sale of the Over-Allotment Shares shall be completed at the Over-Allotment Closing Time on the Over-Allotment Closing Date set out in the Over-Allotment Notice, which Over-Allotment Closing Time may be the same as the Closing Time (but which Over-Allotment Closing Time shall not be earlier than the Closing Time) and provided that the Over-Allotment Closing Date shall be no earlier than two Business Days and no later than the seventh Business Day after the delivery of the Over-Allotment Notice to the Corporation.

(d) Conditions of the Over-Allotment Closing: The following are conditions precedent to the obligation of the Agents to complete the Over-Allotment Closing, which conditions the Corporation hereby covenants and agrees to use the commercially reasonable efforts thereof to fulfill within the time set out herein therefor, and which conditions may be waived in writing in whole or in part by the Agents:

(i) receipt by the Agents of the documents set out in subsection 6(b) hereof to be delivered to the Agents;

(ii) the representations and warranties of the Corporation contained herein being true and correct as of the Over-Allotment Closing Time with the same force and effect as if made at and as of the Over-Allotment Closing Time after giving effect to the transactions contemplated hereby or in the Final Prospectus or any Prospectus Amendment;

(iii) the Corporation having complied with all covenants, and satisfied all terms and conditions, contained herein or in any Ancillary Document to be complied with and satisfied by the Corporation at or prior to the Over-Allotment Closing Time; and

(iv) the Agents not having previously terminated the obligations thereof pursuant to section 11 hereof.

(e) Obligations of the Agents: The applicable percentage of the Over-Allotment Shares which each Agent shall severally be obligated to purchase and pay for at the Over-Allotment Closing Time is as follows:

Haywood Securities Inc.	37.5%
GMP Securities Ltd.	37.5%
Canaccord Capital Corporation	15%
Raymond James Ltd.	4%
Salman Partners Inc.	4%
Bolder Investment Partners, Ltd.	2%

7. **Fee**

(a) Commission: The Offered Securities will be offered for sale in the Offering Jurisdictions in compliance with the Securities Laws of the Offering Jurisdictions at the price of $4.30 per Offered Security by the Agents. In consideration of the agreement of the Agents to offer the Offered Securities pursuant to the Final Prospectus, and in consideration of the services to be rendered by the Agents in connection with, including, without limitation:

(i) assisting in the preparation of the Preliminary Prospectus, the Preliminary U.S. Placement Memorandum, the Final Prospectus, the Final U.S. Placement Memorandum, any Supplementary Material, any Prospectus Amendment, any amendment to the Final U.S. Placement Memorandum and certain of the Ancillary Documents;

(ii) distributing the Offered Securities in the Offering Jurisdictions; and

(iii) performing certain administrative work in connection with the Distribution;

the Corporation shall pay to the Agents at the Closing Time or the Over-Allotment Closing Time, as the case may be, against receipt of payment of the purchase price for the Offered Common Shares or the Over-Allotment Shares, as the case may be, a fee of 6.5% of the aggregate purchase price for the Offered Common Shares or the Over-Allotment Shares, as the case may be that were sold by the Corporation pursuant to the Offering.

8. **Representations and Warranties**

The Corporation hereby represents and warrants to the Agents, and acknowledges that the Agents are relying upon each of such representations and warranties in completing the Closing or the Over-Allotment Closing, as the case may be, as follows:

(a) Incorporation and Organization: The Corporation and each Subsidiary has been incorporated and organized and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation or continuation and has all requisite corporate power and authority to carry on its business as now conducted or proposed to be conducted (including as contemplated by, or described in, the Final Prospectus or any Prospectus Amendment) and to own or lease and operate the property and assets (including any royalty or interest therein) currently owned or to be acquired pursuant to the Royalty Acquisition Transactions and the Corporation has all requisite corporate power and authority to enter into, execute and deliver this Agreement and to carry out the obligations thereof hereunder and under the Ancillary Documents and to complete the transactions contemplated by, or described in, the Final Prospectus or any Prospectus Amendment.

(b) Extra-provincial Registration: The Corporation and each Subsidiary is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets (including any royalty or interest therein) thereof owned or leased or to be acquired pursuant to the Royalty Acquisition Transactions or the nature of the activities conducted or proposed to be conducted by it make licensing, registration or qualification necessary and is carrying on the business thereof in compliance with all applicable laws, rules and regulations of each such jurisdiction.

(c) Authorized Capital: The Corporation is authorized to issue, among other things, an unlimited number of Common Shares, of which, as of February 2, 2005, 5,849,433 Common Shares were issued and outstanding as fully paid and non-assessable shares.

(d) Rights to Acquire Securities: Other than in connection with this Agreement and the Unit Offering and as set out below, no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation, except, as at February 2, 2005, for an aggregate of

4,798,568 Common Shares were reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible, exercisable and exchangeable securities and other rights to acquire Common Shares all as described in the Final Prospectus under "Prior Sales" and "Description of Securities".

(e) Rights Plan: The directors of the Corporation have not adopted a shareholder rights plan or a similar plan and the Corporation is not party to what is commonly referred to as a shareholder rights plan agreement.

(f) No Pre-emptive Rights: The issue of the Offered Securities will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

(g) Subsidiaries: The Subsidiaries are the only subsidiaries of the Corporation.

(h) Capital of Subsidiaries: All of the outstanding shares of the Subsidiaries are issued and outstanding as fully paid and non-assessable shares and are legally and beneficially owned by the Corporation free and clear of all Encumbrances and no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of any of the Subsidiaries or for the purchase or acquisition of any of the outstanding shares or other securities of any of the Subsidiaries.

(i) Issue of Offered Securities: All necessary corporate action has been taken to authorize the issue and sale of, and the delivery of certificates representing, the Offered Securities and, upon payment of the requisite consideration therefor, the Offered Securities will be validly issued as fully paid and non-assessable shares of the Corporation.

(j) Consents, Approvals and Conflicts: None of the offering and sale of the Offered Securities, the execution and delivery of this Agreement or of the Ancillary Documents, the compliance by the Corporation with the provisions of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated herein or by the Ancillary Documents or contemplated by, or described in, the Final Prospectus or any Prospectus Amendment including, without limitation, the issue of the Offered Securities to the Purchasers for the consideration and upon the terms and conditions as set out herein and the completion of the Royalty Acquisition Transactions, do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, or (B) such as may be required under the Securities Laws of the Offering Jurisdictions and the policies of the Stock Exchange and will be obtained by the Closing Date or such later date as the Securities Laws of the Offering Jurisdictions and the policies of the Stock Exchange allow, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation or either Subsidiary is a party or by which any of them or any of the properties or assets (including any royalty or interest therein) currently owned or to be acquired pursuant to the Royalty Acquisition Transactions is bound, or the articles or by-laws or any other constating document of the Corporation or either Subsidiary or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation or either Subsidiary, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the

Corporation or either Subsidiary or any of the properties or assets (including any royalty or interest therein) currently owned or to be acquired pursuant to the Royalty Acquisition Transactions which could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, properties or results of operations of the Corporation and its Subsidiaries taken as a whole.

(k) Authority and Authorization: The Corporation has full corporate power and authority to enter into this Agreement and the Ancillary Documents and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof, the Corporation and each Subsidiary has full corporate power and authority to do all acts and things and execute and deliver all documents as are required to be done, observed, performed, executed or delivered in order to complete the transactions contemplated by, or described in, the Final Prospectus or any Prospectus Amendment, the Corporation and each Subsidiary has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents, the Corporation and each Subsidiary has taken all necessary corporate action to authorize the completion of the transactions contemplated by, or described in, the Final Prospectus or any Prospectus Amendment, and the Corporation and each Subsidiary has taken all necessary corporate action to observe and perform the provisions of this Agreement and the Ancillary Documents in accordance with the provisions hereof and thereof including, without limitation, the issue of the Offered Securities to the Purchasers for the consideration and upon the terms and conditions set out herein.

(l) Validity and Enforceability: Each of this Agreement and the Ancillary Documents has been authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation enforceable against the Corporation in accordance with the terms thereof except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law and except as may be limited by the *Limitations Act, 2002* (Ontario).

(m) Accounting Controls: The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of consolidated financial statements for the Corporation in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; and (iii) the recorded accountability for assets of the Corporation and the Subsidiaries is compared with the existing assets of the Corporation and the Subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein.

(n) Financial Statements: The audited consolidated financial statements of the Corporation for the year ended December 31, 2003, together with the auditors' report thereon and the notes thereto, the unaudited interim consolidated financial statements of the Corporation for the period ended September 30, 2004 and the notes thereto and the unaudited pro forma consolidated financial statements of the Corporation for the periods ended September 30, 2004 and December 31, 2003 included in the Final Prospectus have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such consolidated

financial statements), present fairly the financial condition and position of the Corporation on a consolidated basis as at the dates thereof.

(o) Changes in Financial Position: Since September 30, 2004, none of:

(i) the Corporation or either Subsidiary has paid or declared any dividend or incurred any material capital expenditure or made any commitment therefore;

(ii) the Corporation or either Subsidiary has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material; and

(iii) the Corporation or either Subsidiary has entered into any material transaction;

except in each case as disclosed in the Final Prospectus.

(p) Insolvency: Neither the Corporation nor either of the Subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any Person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

(q) No Contemplated Changes: Except as disclosed in the Final Prospectus, none of the Corporation or either Subsidiary has approved or has entered into any agreement in respect of, or has any knowledge of:

(i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or either Subsidiary whether by asset sale, transfer of shares or otherwise;

(ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or either Subsidiary or otherwise) of the Corporation or either Subsidiary; or

(iii) a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares.

(r) Taxes and Tax Returns: The Corporation and each Subsidiary has filed in a timely manner all necessary tax returns and notices and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and none of the Corporation or either Subsidiary is aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any material adverse change in the condition (financial or otherwise), or in the earnings, business or affairs of the Corporation and the Subsidiaries (taken as a whole) and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax

return by any of them or the payment of any material tax, governmental charge, penalty, interest or fine against any of them. There are no material actions, suits, proceedings, investigations or claims now threatened or pending against the Corporation or either Subsidiary which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Corporation and each Subsidiary has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

(s) Compliance with Laws, Licenses and Permits: The Corporation and each Subsidiary has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on, or contemplated to be carried on, by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations and business thereof, and none of the Corporation or either Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially adversely affect the conduct of the business or operations of, or the assets, liabilities (contingent or otherwise) or condition (financial or otherwise) of, the Corporation and the Subsidiaries (taken as a whole).

(t) Agreements and Actions: Neither the Corporation nor either Subsidiary is in violation of any term of the articles or by-laws or any other constating document thereof. Neither the Corporation nor either Subsidiary is in violation of any term or provision of any agreement, indenture or other instrument applicable to it (including, without limitation, the Williams Royalty Agreements, the Livermore Royalty Agreements and the Royalty Acquisition Agreements) which would, or could, result in a material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Corporation and the Subsidiaries (taken as a whole), neither the Corporation nor either Subsidiary is in default in the payment of any obligation owed which is now due and there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Corporation after due inquiry, threatened which, either in any case or in the aggregate, might result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs, prospects or operations of the Corporation and the Subsidiaries (taken as a whole) or in any of the materia l properties or assets (including any royalty or interest therein) currently owned or to be acquired pursuant to the Royalty Acquisition Transactions or in any material liability on the part of the Corporation or either Subsidiary or which places, or could place, in question the validity or enforceability of this Agreement, the Ancillary Documents or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto or thereto.

(u) Property Agreements: Any and all of the material agreements and other documents and instruments pursuant to which the Corporation or either Subsidiary holds the property and assets (including any royalty or interest therein) thereof are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, none of the Corporation or either Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets (including any royalty or interest therein) are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Corporation or either Subsidiary derive the interests thereof in such property and assets (including any royalty or interest therein) are in good standing and there has been no material default under any such lease, licence or claim and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. None of the properties or assets (including any royalty or interest therein) of the Corporation or either Subsidiary is subject to any right of first refusal, first offer, back-in, bump-up, purchase, acquisition or other similar right which is not disclosed in the Final Prospectus.

(v) Williams Royalty Agreements: To the best knowledge of the Corporation, after due inquiry, each of the Williams Royalty Agreements is a valid and subsisting agreement and the Corporation is not aware of any material default thereunder nor is there any basis for such default and there are no other agreements, other than the Williams Purchase Agreement, relating to, or otherwise affecting, the interest of the Corporation or of either Subsidiary in the Williams Royalty in effect as of the date hereof. The Corporation is not aware of any event, occurrence, condition or act (including the issue of the Offered Securities and the other transactions contemplated by this Agreement or by, or described in, the Final Prospectus) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Williams Royalty Agreements by a party thereto or could operate to prevent or restrict the Corporation from enforcing any of its entitlements, rights, benefits and interests under the Williams Royalty Agreements nor has any notice been given by any party to the Williams Royalty Agreements to acquire an interest in any of the Williams Royalties pursuant to any of the Williams Royalty Agreements.

(w) Livermore Royalty Agreements: To the best knowledge of the Corporation, after due inquiry, each of the Livermore Royalty Agreements is a valid and subsisting agreement and the Corporation is not aware of any material default thereunder nor is there any basis for such default and there are no other agreements, other than the Livermore Agreement, relating to, or otherwise affecting, the interest of the Corporation or of either Subsidiary in the Livermore Royalties in effect as of the date hereof. The Corporation is not aware of any event, occurrence, condition or act (including the issue of the Offered Securities and the other transactions contemplated by this Agreement or by, or described in, the Final Prospectus) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Livermore Royalty Agreements by a party thereto or could operate to prevent or restrict the Corporation from enforcing any of its entitlements, rights, benefits and interests under the Livermore Royalty Agreements nor has any notice been given by any party to the Livermore Royalty Agreements to acquire an interest in any of the Livermore Royalties pursuant to any of the Livermore Royalty Agreements.

(x) BHP Billiton Agreement: The BHP Billiton Agreement is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the issue of the Offered Securities and the other transactions contemplated by this Agreement or

by, or described in, the Final Prospectus) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or to BHP Billiton World Exploration Inc. or any subsidiary thereof.

(y) Fawcett Agreement: The Fawcett Agreement is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the issue of the Offered Securities and the other transactions contemplated by this Agreement or by, or described in, the Final Prospectus) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or David Fawcett.

(z) Hecla Agreement: The Hecla Agreement is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the issue of the Offered Securities and the other transactions contemplated by this Agreement or by, or described in, the Final Prospectus) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or Hecla Mining Company or any subsidiary thereof.

(aa) Hunter Agreements: The Hunter Agreements are valid and subsisting agreements in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the issue of the Offered Securities and the other transactions contemplated by this Agreement or by, or described in, the Final Prospectus) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or Hunter Exploration Group or any subsidiary thereof.

(bb) No Defaults: None of the Corporation or either Subsidiary is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets (including any royalty or interest therein) thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Corporation or either Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could reasonably be expected to have a material adverse effect upon the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation and the Subsidiaries (taken as a whole).

(cc) Compliance with Employment Laws: The Corporation and each Subsidiary is in compliance with all applicable laws and regulations and there are no outstanding, threatened or to the knowledge of the Corporation, pending proceedings, actions, complaints or orders, respecting employment and employment practices, terms and conditions of employment, pay equity, labour relations, workers compensation, workplace safety, human rights and wages, there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the best of the knowledge of the Corporation after due inquiry, threatened against the Corporation or either Subsidiary, no union representation question exists respecting the employees of the Corporation or either Subsidiary and no collective bargaining agreement is in place or currently being negotiated by the Corporation or either Subsidiary, no employee has any agreement as to the length of notice required to terminate his or her employment with the Corporation or

either Subsidiary in excess of twelve months or equivalent compensation which, either in any case or in the aggregate, could reasonably be expected to result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Corporation and the Subsidiaries (taken as a whole) or in any of the material properties or assets thereof or in any material liability on the part of the Corporation or either Subsidiary or which places, or could place, in question the validity or enforceability of this Agreement or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto.

(dd) Employee Plans: Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or either Subsidiary for the benefit of any current or former officer, director, employee or consultant of the Corporation or either Subsidiary has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan.

(ee) Accruals: All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of the Corporation or either Subsidiary have been accurately reflected in the books and records of the Corporation or the Subsidiary, as the case may be.

(ff) No Litigation: Other than as disclosed in the Final Prospectus, there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Corporation after due inquiry, threatened against or which adversely affect the Corporation or either Subsidiary or to which any of the property or assets (including any royalty or interest therein) thereof is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation and the Subsidiaries (taken as a whole) or the ability of any of them to perform the obligations thereof and none of the Corporation or either Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any governmental authority, which, either separately or in the aggregate, may result in a material adverse effect on the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation and the Subsidiaries (taken as a whole) or the ability of the Corporation to perform its obligations under this Agreement or the Ancillary Documents.

(gg) Non-Arm's-Length Transactions: Except as disclosed in the Final Prospectus, neither the Corporation nor either Subsidiary owes any amount to, nor has the Corporation or either Subsidiary any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any Person not dealing at "arm's-length" (as such term is defined in the *Income Tax Act* (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation or either Subsidiary. Except as disclosed in the Final Prospectus and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor either Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other Person

not dealing at arm's-length with the Corporation and the Subsidiaries. No officer, director or employee of the Corporation or either Subsidiary and no Person which is an affiliate or associate of any of the foregoing Persons, owns, directly or indirectly, any interest (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company) in, or is an officer, director, employee or consultant of, any Person which is, or is engaged in, a business competitive with the business of the Corporation or either Subsidiary which could materially adversely impact on the ability to properly perform the services to be performed by such Person for the Corporation or either Subsidiary. Except as disclosed in the Final Prospectus, no officer, director, employee or securityholder of the Corporation or either Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or either Subsidiary except for claims in the ordinary and normal course of the business of the Corporation or either Subsidiary such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation.

(hh) Material Contracts: The only material contracts to which the Corporation or either Subsidiary is a party or by which it is bound are set out under the heading "Material Contracts" in the Final Prospectus and all such contracts are valid and subsisting agreements in full force and effect, are unamended and there exists no material default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any event or condition, would become a material default thereunder by any party thereto.

(ii) Minute Books: The minute books of the Corporation and of each Subsidiary, all of which have been or will be made available to the Agents or counsel to the Agents prior to the Closing Date, are complete and accurate in all material respects.

(jj) Prospectus: At the respective times of filing, each of the Preliminary Prospectus, the Final Prospectus, the Supplementary Material and any Prospectus Amendment did or will, as the case may be, fully comply with the applicable requirements of the Securities Laws of the Qualifying Jurisdictions and the information and statements contained therein were or will be, as the case may be, true and correct in all material respects and did or will, as the case may be, provide full, true and plain disclosure of all material facts relating to the Corporation and the Subsidiaries (taken as a whole) and the Offered Securities, did not and will not contain any misrepresentation and did not and will not omit a material fact that is necessary to make the statements contained therein not misleading in light of the circumstances under which such statements were made, except in any case for information and statements relating solely to the Agents or furnished by the Agents contained in any such document.

9. **Covenants of the Corporation**

(a) Consents and Approvals: Immediately following the acceptance by the Corporation hereof, the Corporation covenants and agrees with the Agents that the Corporation will (to the extent not obtained or completed by the date of this Agreement):

(i) arrange for the listing of the Common Shares on the Stock Exchange no later than the Closing Date;

(ii) obtain the necessary regulatory consents from the Securities Commissions of the Qualifying Jurisdictions for the Offering on such terms as are mutually acceptable to the Agents and the Corporation, acting reasonably; and

(iii) make all necessary filings in order to obtain all other necessary regulatory and other consents and approvals required in connection with the transactions contemplated by this Agreement or contemplated by, or described in, the Final Prospectus or any Prospectus Amendment.

(b) General: The Corporation hereby covenants and agrees with the Agents that the Corporation will:

(i) fulfill all legal requirements to permit the issue, offering and sale of the Offered Securities, including, without limitation, compliance with the Securities Laws of the Qualifying Jurisdictions to enable the Offered Securities to be offered for sale and sold to the Purchasers pursuant to the Final Prospectus;

(ii) use its commercially reasonable efforts to maintain the listing of the Common Shares on the Stock Exchange and the status thereof as a reporting issuer (in the Qualifying Jurisdictions where such status exists) not in default under the Securities Laws of each of the Qualifying Jurisdiction for a period of 24 months after the Closing Date; and

(iii) not amend either of the Pooling Agreements without the prior written consent of the Lead Agents.

(c) Material Changes: During the period from he date hereof to the completion of the Distribution, the Corporation shall notify the Agents in writing of:

(i) the full particulars of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation on a consolidated basis;

(ii) any material fact which has arisen or been discovered and would have been required to have been stated in the Final Prospectus or any Prospectus Amendment, as the case may be, had the fact arisen or been discovered on, or prior to, the date of the Final Prospectus or any Prospectus Amendment, as the case may be; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus or any Prospectus Amendment, as the case may be, misleading or untrue or which would result in a misrepresentation therein or which would result in the Final Prospectus or any Prospectus Amendment, as the case may be, not complying with the Securities Laws of the Qualifying Jurisdictions.

The Corporation shall in good faith discuss with the Lead Agents any fact or change in circumstances (actual or anticipated) which is of such a nature that there is reasonable doubt whether written notice need be given under this subsection 9(c), it being understood and agreed that the Lead Agents in consultation with the Corporation shall be entitled to determine whether a material change or change in a material fact has occurred which makes untrue or misleading any statement of a material fact contained in the Final Prospectus or any Prospectus Amendment.

(d) Change in Securities Laws: If during the Distribution there shall be any change in the Securities Laws of the Qualifying Jurisdictions which, in the reasonable opinion of the Corporation, after consultation with the Lead Agents, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Agents, acting reasonably, promptly prepare such Prospectus Amendment and file such Prospectus Amendment with the Securities Commission in each of the Qualifying Jurisdictions where such filing is required.

(e) Prospectus Amendment: The Corporation shall comply with section 57 of the Ontario Act and shall promptly, and in any event within any applicable time limitation under the Securities Laws of the Qualifying Jurisdictions, comply, to the reasonable satisfaction of the Agents, with all applicable filing and other requirements under the Securities Laws of the Qualifying Jurisdictions as a result of facts or changes referred to in subsection 9(c) or 9(d) hereof, provided that the Corporation shall not, subject to compliance with the Securities Laws of the Qualifying Jurisdictions, file any Prospectus Amendment or other document without the approval of the Agents with respect to the form and content thereof, which approval shall not be unreasonably withheld. The Corporation shall cooperate in all respects with the Agents to allow and assist the Agents to participate fully in the preparation of any Prospectus Amendment and shall allow the Agents to conduct any and all due diligence investigations which in the opinion of the Agents are reasonably required in order to enable the Agents to responsibly execute any certificate required to be executed by the Agents in any Prospectus Amendment and to fulfil their obligations under the Securities Laws of the Qualifying Jurisdictions. The Corporation shall deliver to the Agents concurrent with filing any Prospectus Amendment under the Securities Laws of the Qualifying Jurisdictions:

(i) a copy of the Prospectus Amendment in each of the French and English languages signed as required by the Securities Laws of the Qualifying Jurisdictions;

(ii) a signed copy of all documents filed with the Prospectus Amendment under the Securities Laws of the Qualifying Jurisdictions;

(iii) an opinion dated the date of the Prospectus Amendment of counsel to the Corporation in the Province of Québec, addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, to the effect that the French language version of the Prospectus Amendment, other that the consolidated financial statements of the Corporation and the pro forma financial statement of the Corporation contained therein and the related notes thereto and the auditor's report thereon, is in all material respects a complete and accurate translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein;

(iv) a letter dated the date of the Prospectus Amendment from the Auditor in the Province of Québec, addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, confirming that the consolidated financial statements of the Corporation and the pro forma financial statement of the Corporation together with the related notes thereto and the auditor's report thereon contained in the French language version of the Prospectus Amendment are in all material respects a complete and accurate translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein; and

(v) a letter dated the date of the Prospectus Amendment from the Auditor addressed to the Agents, dated the date of the Prospectus Amendment in form and substance satisfactory to the Agents, acting reasonably, confirming the continued accuracy of the letter delivered to the Agents pursuant to clause 2(b)(xi) hereof with such changes therein as may be necessary to bring the information in such letter forward to within two Business Days prior the date of the Prospectus Amendment, which changes shall be acceptable to the Agents, acting reasonably.

The execution of any Prospectus Amendment and the continued offering of the Offered Securities thereafter by the Agents shall not constitute a waiver of the rights of the Agents under section 12 hereof.

(f) Change in Closing Date: If a material change or a change in a material fact occurs prior to the Closing Date that requires the filing of a Prospectus Amendment then the Closing Date shall be, unless the Corporation and the Lead Agents, on behalf of the Agents, otherwise agree in writing, the seventh Business Day following the later of:

(i) the date on which all applicable filings or other requirements of the Securities Laws of the Qualifying Jurisdictions with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate receipts obtained for such filings and notice, and a copy, of such filings have been received by the Agents; and

(ii) the date upon which the commercial copies of any Prospectus Amendment have been delivered to the Agents in accordance with subsection 9(g) hereof;

provided however that in no event shall the Closing Date be later than the Latest Closing Date.

(g) Delivery of Final Prospectus: The Corporation will cause to be delivered to the Agents, without charge, as soon as possible and in any event within 24 hours after the filing thereof with the Ontario Securities Commission, in Toronto, Ontario, as many commercial copies of the Final Prospectus and any Prospectus Amendment as the Agents may reasonably request for purposes contemplated by the Securities Laws of the Qualifying Jurisdictions and such delivery shall constitute the consent of the Corporation to the use by the Agents of such documents in connection with the offering of the Offered Securities for sale in the Qualifying Jurisdictions, subject to the Securities Laws of the Qualifying Jurisdictions and the provisions of this Agreement.

(h) Future Financings: The Corporation hereby grants the Lead Agents the right to act as lead agents or underwriters with a minimum 75% participation in any equity or equity based financing undertaken by the Corporation which normally requires an agent or

underwriter for a period of 12 months after the Closing Date. The Lead Agents shall indicate their willingness to lead such financing within five Business Days after receipt of notice of the proposed equity or equity based financing by the Corporation, failing which the Corporation shall be entitled to proceed with such financing without any further obligation to the Lead Agents in connection with such financing. Such right of first refusal shall terminate upon completion, within the 12 month period after the Closing Date, of subsequent equity or equity based financings undertaken by the Corporation, other than the exercise of the Over-Allotment Option, for an aggregate amount of at least $50,000,000.

(i) Future Issue of Securities: The Corporation agrees that it will not, except in connection with the Unit Offering, from the date hereof and for a period of 90 days after the Closing Date without the prior written consent of the Lead Agents, such consent not to be unreasonably withheld, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any Common Shares or other equity or other securities of the Corporation convertible into, or exercisable or exchangeable for, Common Shares or other equity securities of the Corporation, other than pursuant to (i) the Offering, (ii) the exercise of the Over-Allotment Option, (iii) the grant of share options or other similar securities pursuant to any share option plan or similar share compensation arrangement of the Corporation existing prior to the Closing Date and acceptable to the Lead Agents, (iv) the issue of Common Shares upon the exercise of convertible or exchangeable securities, warrants or options of the Corporation outstanding prior to the date hereof, (v) the issue of Common Shares in connection with royalty acquisition transactions disclosed by the Corporation to the Lead Agent prior to the Closing Date, or (vi) the issue of Common Shares in connection with arm's-length royalty acquisition transactions effected in the ordinary course of the business of the Corporation.

(j) Use of Proceeds: The Corporation will use the gross proceeds of the Offered Securities as described in the Final Prospectus.

10. **U.S. Provisions**

(a) Representations and Warranties of the Agents: The Agents acknowledge that the Offered Securities have not been and will not be registered under the 1933 Act or applicable state securities laws and may not be offered or sold, except in accordance with an exemption or exclusion from the registration requirements of the 1933 Act and applicable state securities laws. Accordingly, each Agent represents, warrants and covenants to and with the Corporation, severally and not jointly, that:

(i) The Agent has offered and sold, and will offer and sell, the Offered Securities only in an offshore transaction in accordance with Rule 903 of Regulation S, provided that the Agents may also offer and sell Offered Common Shares (but not Over-Allotment Shares) as provided in paragraphs 10(a)(i) through 10(a)(viii) below. Accordingly, neither the Agent, nor any of its affiliates nor any persons acting on its or their behalf, has made or will make (except as permitted in paragraphs 10(a)(ii) through 10(a)(viii) below):

A. any offer to sell or any solicitation of an offer to buy, any Offered Securities to any Person in the United States,

B. any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Agent, its affiliates and any person acting on its or their behalf reasonably believe that such purchaser was outside the United States, or

C. any Directed Selling Efforts with respect to the Offered Securities.

(ii) All offers and sales of Offered Common Shares to Persons in the United States have been or will be made by the U.S. Affiliate of the Agent in accordance with applicable U.S. federal and state broker-dealer requirements.

(iii) Any offer, sale or solicitation of an offer to buy the Offered Common Shares that has been made or will be made in the United States or to U.S. Placees was or will be made only to Persons who are U.S. Accredited Investors, in transactions that are exempt from registration pursuant to Rule 506 of Regulation D under the 1933 Act and available exemptions under all applicable state securities laws.

(iv) Immediately prior to any offer or sale of the Offered Common Shares to a U.S. Placee, the Agent and the U.S. Affiliate had or will have reasonable grounds to believe and did or will believe that each such U.S. Placee was a U.S. Accredited Investor.

(v) None of the Agent, its affiliates or any person acting on its or their behalf has used or will use any form of General Solicitation or General Advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by General Solicitation or General Advertising, or has offered or will offer to sell the Offered Securities in any manner involving a public offering in the United States within the meaning of section 4(2) of the 1933 Act.

(vi) The Agent has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities except with its affiliates, any selling group members or with the prior written consent of the Corporation. The Agent shall cause each affiliate or selling group member participating in the distribution of the Offered Securities to agree, for the benefit of the Corporation, to the same provisions contained in this section 10 as apply to the Agents as if such provisions applied to such Persons.

(vii) All purchasers of Offered Common Shares that are U.S. Placees shall be informed that the Offered Securities have not been and will not be registered under the 1933 Act and that the Offered Common Shares are being offered and sold to such U.S. Placees in reliance upon an exemption from the registration requirements of the 1933 Act provided by Rule 506 of Regulation D.

(viii) Prior to completion of any sale of Offered Common Shares to a U.S. Placee, the U.S. Affiliate of the Agent will deliver to such U.S. Placee a copy of the Final U.S. Placement Memorandum and such U.S. Placee will be required to complete and execute a U.S. Subscription Agreement.

(ix) At each Closing, each Agent, other than Bolder Investment Partners, Ltd., will either (i) together with its U.S. Affiliate, deliver to the Corporation a certificate

substantially in the form of schedule E attached hereto, relating to the manner of the offer and sale of the Offered Common Shares to U.S. Placees, or (ii) be deemed to represent and warrant to the Corporation, as at the date of Closing, that neither the Agent nor any of its affiliates nor any person acting on its or their behalf has made any offers or sales of the Offered Securities in the United States or to U.S. Placees; provided that Bolder Investment Partners, Ltd. hereby represents, warrants and covenants that neither it nor any of its affiliates or any person acting on its or their behalf has made or will make any offers or sales of Offered Securities in the United States.

(x) Neither the Agent, its affiliates or any person acting on its or their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the United States *Securities Exchange Act of 1934*, as amended, in connection with the offer and sale of the Offered Securities.

(b) Representations and Warranties of the Corporation: The Corporation represents, warrants, covenants and agrees to and with the Agents and the U.S. Affiliates that:

(i) The Corporation is, and as at Closing will be, a Foreign Issuer with no Substantial U.S. Market Interest in any of its securities.

(ii) During the period in which the Offered Securities are offered for sale, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (except the Agents , their affiliates and any person acting on any of their behalf, as to which no representation is made) (i) has made or will make any Directed Selling Efforts in connection with the offer and sale of the Offered Securities in offshore transactions pursuant to Rule 903 of Regulation S, (ii) has taken or will take, directly or indirectly, any action in violation of Regulation M under the United States *Securities Exchange Act of 1934*, as amended, in connection with the offer and sale of the Offered Securities, or has taken or will take any action that would cause the exemption afforded by Rule 506 of Regulation D or Rule 903 of Regulation S to be unavailable for offers and sales of Offered Securities.

(iii) None of the Corporation, its affiliates or any person acting on its or their behalf (except the Agents, their affiliates and any person acting on any of their behalf, as to which no representation is made) has engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Securities in the United States, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by General Solicitation or General Advertising, or has offered or will offer the Offered Securities in any manner involving a public offering in the United States within the meaning of section 4(2) of the 1933 Act.

(iv) The Corporation has not offered or sold, for a period of six months prior to commencement of the offering of the Offered Securities, and will not offer or sell, any securities in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Offered Common Shares to the U.S. Placees.

(v) The Corporation is not an open-end investment company, closed-end investment company, unit investment trust or face-amount certificate company that is or is

required to be registered under the United States *Investment Company Act of 1940*, as amended.

(vi) None of the Corporation or any of its affiliates or any person acting on its or their behalf has offered or sold or will offer or sell any of the Offered Securities in the United States except for Offered Common Shares offered and sold through the Agents and their U.S. Affiliates in accordance with this section 10.

(vii) Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

11. **Termination**

(a) Right of Termination: The Agents shall be entitled, at the sole option thereof, to terminate and cancel, without any liability on the part of the Agents, all of the obligations thereof under this Agreement and the obligations of any Purchaser, by notice in writing to that effect delivered to the Corporation prior to or at the Closing Time if:

(i) there is in the sole opinion of the Agents, acting reasonably a material change or change in a material fact or new material fact or an undisclosed material fact or material change which might be expected to have an adverse effect on the condition (financial or otherwise), capital, property, assets, operations, business, affairs or profitability of the Corporation or on the value of the Common Shares or any other securities of the Corporation or on the marketability of the Offered Securities;

(ii) there should develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry or other event, action or occurrence of any nature whatsoever which, in the sole opinion of the Agents, acting reasonably, seriously affects, or could seriously affect, the financial markets, the condition (financial or otherwise), capital, property, assets, operations, business, affairs or profitability of the Corporation or the value of the Common Shares or any other securities of the Corporation or the marketability of the Offered Securities;

(iii) the state of the financial markets is such that in the sole opinion of the Agents, acting reasonably it would be unprofitable to offer or continue to offer for sale the Offered Securities;

(iv) any order or ruling is issued, or any inquiry, action, suit, proceeding or investigation (whether formal or informal) is instituted or announced or threatened in relation to the Corporation or any of the directors, officers or principal shareholders of the Corporation (other than one based solely upon the activities or alleged activities of the Agents) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Offered Securities, the Common Shares or any other securities of the Corporation (other than one based solely upon the activities or alleged activities of the Agents) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Offered Securities, the Common Shares or any other securities of the Corporation (other than one based solely upon the activities or alleged activities of the Agents) or any law or

regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Offered Securities, the Common Shares or any other securities of the Corporation; or

(v) the Corporation is in breach of any material term, condition, covenant or agreement contained in this Agreement or in any Ancillary Document or any representation or warranty given by the Corporation in this Agreement or in any Ancillary Document is or becomes untrue, false or misleading.

(b) Rights on Termination: Any termination by the Agents pursuant to subsection 11(a) hereof shall be effected by notice in writing delivered by the Lead Agents on behalf of the Agents to the Corporation at the address thereof as set out in section 15 hereof. The right of the Agents to so terminate the obligations thereof under this Agreement is in addition to such other remedies as the Agents may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. In the event of a termination by the Agents pursuant to subsection 11(a) hereof there shall be no further liability on the part of the Agents to the Corporation or of the Corporation to the Agents except any liability which may have arisen or may thereafter arise under either section 12 or 13 hereof.

12. **Indemnity and Contribution**

(a) Indemnity: The Corporation hereby covenants and agrees to protect, indemnify and save harmless the Agents and each investment dealer which is a member of any agency or selling group formed by the Agents in connection with the Offering, each of the associates and affiliates of each of them and the respective directors, officers, employees, shareholders, partners, advisors and agents of each of the Agents and each investment dealer which is a member of any agency or selling group formed by the Agents in connection with the Offering and of each of the associates and affiliates of each of them (in this section 12 each an "Indemnified Person" and collectively the "Indemnified Persons") from and against all losses (other than a loss of profits), claims, damages, payments, liabilities, costs, fines, penalties and expenses (including the amount paid in settlement of any claim, action, suit or proceeding and the reasonable fees and expenses of counsel incurred obtaining advice in respect of, or in defending or settling, any such claim, action, suit or proceeding), joint or several, of whatsoever nature or kind to which an Indemnified Person may become subject or otherwise involved in any capacity under statute or common law or otherwise caused or incurred by reason of or in any way arising, directly or indirectly, from, by virtue of, or related to, enforcing the provisions of this Agreement, or:

(i) the Agents having acted as the agents of the Corporation in respect of the Offering (other than by reason of the negligence, willful misconduct or bad faith of the Agents);

(ii) any statement or information contained in the Preliminary Prospectus, the Final Prospectus, the Supplementary Material or any Prospectus Amendment (except information and statements relating solely to, and provided by, the Agents) which at the time and in light of the circumstances under which it was made containing or being alleged to contain a misrepresentation or being or being alleged to be untrue, false or misleading;

(iii) the omission or alleged omission to state in the Preliminary Prospectus, the Final Prospectus, the Supplementary Material or any Prospectus Amendment (except

information and statements relating solely to, and provided by, the Agents) any material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(iv) the Preliminary U.S. Placement Memorandum, the Final U.S. Placement Memorandum or any amendment to the Final U.S. Placement Memorandum not complying with the Securities Laws of the United States or any applicable state thereof;

(v) any order made or inquiry, investigation or proceeding commenced or threatened by any officer or official of any securities commission or authority or any other competent authority, not based upon the activities or the alleged activities of any of the Agents or any member of any agency or selling group formed by the Agents in connection with the Offering;

(vi) the non-compliance or alleged non-compliance by the Corporation with any of the Securities Laws of the Offering Jurisdictions or any other applicable law in connection with the transactions contemplated herein other than non-compliance resulting from a breach by the Agents of any covenant set out herein or otherwise imposed by law;

(vii) any negligence or willful misconduct by the Corporation relating to or connected with the sale by the Corporation of the Offered Securities;

(viii) the material breach of, or material default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Offered Securities or any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Offered Securities being or being alleged to be untrue, false or misleading.

If any matter or thing contemplated by this section 12 shall be asserted against any Indemnified Person in respect of which indemnification is or might reasonably be considered to be provided hereunder, such Indemnified Person shall notify the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify the Corporation shall not affect the liability of the Corporation except to the extent the Corporation is prejudiced by such failure) and the Corporation shall be entitled, but not required, to assume the defence of any action, suit or proceeding brought to enforce such claim, provided, however, that the defence shall be through legal counsel reasonably acceptable to the Indemnified Person and that no settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other of them (acting reasonably) and the Corporation shall not be liable for any settlement of any such claim unless it has consented in writing to such settlement.

(b) Counsel: In any claim referred to in section 12 hereof, the Indemnified Person shall have the right to retain separate legal counsel to act on behalf of such Indemnified Person provided that the fees and disbursements of such separate legal counsel shall be paid by the Indemnified Person unless:

(i) the Corporation fails to assume the defence of such claim on behalf of the Indemnified Person within ten days of receiving notice of such claim;

(ii) the Corporation and the Indemnified Person shall have mutually agreed to the retention of such separate legal counsel; or

(iii) the named parties to such claim (including any added, third or impleaded parties) include both the Corporation and the Indemnified Person and the Indemnified Person has been advised by legal counsel that representation of both the Corporation and the Indemnified Person by the same legal counsel would be inappropriate due to actual or potential differing interests between them;

in which event or events the reasonable fees and disbursements of such separate legal counsel shall be paid by the Corporation, subject as hereinafter provided. Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described in this subsection 12(b), all Indemnified Persons shall be represented by one separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Corporation, unless:

(i) the Corporation and the Indemnified Persons have mutually agreed to the retention of more than one legal counsel for the Indemnified Persons; or

(ii) the Indemnified Persons have or any of them has been advised in writing by legal counsel that representation of all of the Indemnified Persons by the same legal counsel would be inappropriate due to actual or potential differing interests between them.

(c) Exception: The indemnity in paragraph 12(a) hereof shall not apply in respect of any particular Indemnified Party, in the event that a court of competent jurisdiction shall determine that such losses, expenses, claims, actions, damages or liabilities to which that particular Indemnified Party may be subject were primarily caused by the negligence, fraud, wilful default or willful misconduct of that particular Indemnified Party (provided that if such losses, expenses, claims, actions, damages or liabilities were caused only in part by such negligence, fraud, wilful default or willful misconduct, the indemnity shall apply only in respect of the proportion of such losses, expenses, claims, actions, damages or liabilities which were not so caused).

(d) Waiver of Right: The Corporation hereby waives its right to recover contribution from the Agents and the other Indemnified Persons with respect to any liability of the Corporation by reason of or arising out of the indemnity provided by the Corporation in this section 12, provided, however, that such waiver shall not apply in respect of an Agent for any liability directly caused or incurred by reason or arising out of any information or statements relating solely to, and provided by, such Agent (except information and statements for which the Agent relied upon information provided by the Corporation) or any failure by such Agent in connection with the Offering to provide to Purchasers any document which the Corporation is required to provide to the Purchasers and which the Corporation has provided or made available to the Agents to forward to the Purchasers.

(e) Contribution:

(i) In order to provide for just and equitable contribution in circumstances in which the indemnity contained in this section 12 is, for any reason of policy or otherwise, held to be unavailable to or unenforceable by, in whole or in part, an Indemnified Person other than in accordance with the provisions of this section 12, the Corporation shall contribute to the aggregate losses (other than a loss of

profit), claims, damages, payments, liabilities, costs, fines, penalties and expenses (including the amount paid in settlement of any claim, action, suit or proceeding and the reasonable fees and expenses of counsel incurred obtaining advice in respect of, or in defending or settling, any such claim, action, suit or proceeding) of the nature contemplated by such indemnity incurred or paid by the Indemnified Person in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Person on the other hand in connection with the Offering but also the relative fault of the Corporation on the one hand and the Indemnified Person on the other hand in connection with the matters, things and actions which resulted in such losses, claims, damages, payments, liabilities, costs, fines, penalties or expenses as well as any other relevant equitable considerations or, if such allocation is not permitted by applicable law, in such proportion so that the Indemnified Person shall be responsible for the proportion represented by the percentage that the Agents' fee per Offered Security bears to the Purchase Price and the Corporation shall be responsible for the balance, whether or not the Corporation and the Indemnified Person are party to the same or separate claims; provided, however, that no Person who has engaged in any dishonesty, fraud, fraudulent misrepresentation, negligence or wilful default shall be entitled to contribution from any Person who has not engaged in any dishonesty, fraud, fraudulent misrepresentation, negligence or wilful default and further provided that in no event shall any Indemnified Person be responsible for any amount in excess of the cash fee actually received from the Corporation under this Agreement. For purposes of this subsection 12(c), relative fault shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact relates to information supplied by the Corporation on the one hand or the Indemnified Person on the other hand and the relevant intent, knowledge, access to information and opportunity to correct or prevent any such untrue statement or omission of the Corporation and the Indemnified Person.

(ii) In the event that the Corporation is held to be entitled to contribution from the Agents under the provisions of any statute or law, the Corporation shall be limited to such contribution in an amount not exceeding the lesser of:

A. the portion of the amount of the loss or liability giving rise to such contribution for which the particular Agent is responsible as determined in accordance with subsection 12(c) above; and

B. the amount of the cash fee actually received from the Corporation under this Agreement.

(iii) For purposes of this subsection 12(c), each party hereto shall give prompt notice to the other parties hereto of any claim, action, suit or proceeding threatened or commenced in respect of which a claim for contribution may be made under this subsection 12(c), provided that the omission to give notice shall not relieve the party from whom contribution is sought except to the extent that such party is prejudiced by such omission.

(f) Held in Trust: To the extent that the indemnity contained in subsection 12(a) hereof is given in favour of a Person who is not a party to this Agreement, the Corporation hereby constitutes the Lead Agents as trustees for such Person for such indemnity and the covenants given by Corporation to such Person in this Agreement. The Lead Agents

hereby accept such trust and hold such indemnity and covenants for the benefit of such Persons. The benefit of such indemnity and covenants shall be held by the Lead Agents in trust for the Persons in favour of whom such indemnities and covenants are given and may be enforced directly by such Persons.

13. **Expenses**

Whether or not the purchase and sale of the Offered Securities shall be completed as contemplated by this Agreement, all expenses of or incidental to the issue, sale and delivery of the Offered Securities and of or incidental to all matters in connection with the transactions herein set out shall be borne by the Corporation including, without limitation, the reasonable fees and disbursements (including applicable taxes) of legal counsel for the Agents and the reasonable out-of-pocket expenses (including applicable taxes) of the Agents.

14. **Conditions**

All of the terms and conditions contained in this Agreement to be satisfied by the Corporation prior to the Closing Time or the Over-Allotment Closing Time, as the case may be, shall be construed as conditions and any material breach or failure by the Corporation to comply with any of such terms and conditions shall entitle the Agents to terminate the obligations thereof to complete the Closing or the Over-Allotment Closing, as the case may be, by written notice to that effect given by the Lead Agents on behalf of the Agents to the Corporation prior to the Closing Time or the Over-Allotment Closing Time, as the case may be. It is understood and agreed that the Agents may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights thereof in respect of any other such term and condition or any other or subsequent breach or non-compliance; provided that to be binding on the Agents any such waiver or extension must be in writing and signed by the Agents. If the Agents shall elect to terminate the obligations thereof to complete the Closing or the Over-Allotment Closing, as the case may be, as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in section 12 hereof, the right to contribution referred to in section 12 hereof and the payment of expenses referred to in section 13 hereof.

15. **Notices**

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier on a Business Day to the following addresses:

(a) in the case of the Corporation:

International Royalty Corporation
Suite 104
10 Inverness Drive East
Englewood, Colorado
80112

Attention: Douglas B. Silver
Telecopier: 303-799-9017

with a copy to:

Fasken Martineau DuMoulin LLP
Toronto Dominion Bank Tower
Toronto-Dominion Centre
Suite 4200
66 Wellington Street West
Toronto, Ontario
M5K 1N6

Attention: Michael Bourassa
Telecopier: 416-364-7813

(b) in the case of the Agents:

Haywood Securities Inc.
Suite 2910
181 Bay Street
Toronto, Ontario
M5J 2T3

Attention: John Willett
Telecopier: 416-507-2399

- and to -

GMP Securities Ltd.
Suite 1100
145 King Street West
Toronto, Ontario
M5H 1J8

Attention: Mark Wellings
Telecopier: 416-367-8164

- and to -

Canaccord Capital Corporation
Suite 1210
320 Bay Street
Toronto, Ontario
M5H 4A6

Attention: William McIlroy
Telecopier: 416-367-8164

- and to -

Raymond James Ltd.
Scotia Plaza
Suite 5300
40 King Street West
Toronto, Ontario
M5H 3Y2

Attention: John Murphy
Telecopier: 416-777-7020

- and to -

Salman Partners Inc.
Suite 2230
885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention: Terrance K. Salman
Telecopier: 604-685-2471

- and to -

Bolder Investment Partners, Ltd.
Suite 800
1450 Creekside Drive
Vancouver, British Columbia
V6J 5B3

Attention: Paul J.C. Woodward
Telecopier: 604-714-2301

with a copy to:

Fraser Milner Casgrain LLP
Suite 3900
100 King Street West
1 First Canadian Place
Toronto, Ontario
M5X 1B2

Attention: Frank Davis
Telecopier: 416-863-4592

Either the Corporation or any of the Agents may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by telecopier, and shall be deemed to have been given on the day on which it was delivered or sent by telecopier.

16. **Miscellaneous**

(a) Governing Law: This Agreement shall be governed by and be interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable

therein and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

(b) Time of Essence: Time shall be of the essence of this Agreement.

(c) Survival: All representations, warranties, covenants and agreements of the Corporation herein contained or contained in any documents contemplated by, or delivered pursuant to, this Agreement or in connection with the purchase and sale of the Offered Securities shall, except to the extent that such covenants and agreements have been fulfilled at the Closing Time or the Over-Allotment Closing Time, as the case may be, survive the purchase and sale of the Offered Securities and the termination of this Agreement and shall continue in full force and effect for the benefit of the Agents regardless of any investigation by or on behalf of the Agents with respect thereto.

(d) Counterparts: This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(e) Entire Agreement: This Agreement constitutes the entire agreement between the Corporation and the Agents in connection with the issue and sale of the Offered Securities by the Corporation and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including, but not limited to, any engagement agreement or term sheet relating to the Offering between the Corporation and the Agents.

(f) Severability: If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severed from this Agreement.

(g) Language: The parties hereto acknowledge and confirm that they have requested that this Agreement as well as all notices and other documents contemplated hereby be drawn up in the English language. Les parties aux présentes reconnaissent et confirment qu'elles ont convenu que la présente convention ainsi que tous les avis et documents qui s'y rattachent soient rédigés dans la langue anglaise.

(h) Authority of Lead Agents: All actions which must or may be taken by the Agents in connection with this Agreement, including any agreement, waiver, order, notice (other than a notice to change and address pursuant to section 15 hereof), direction, receipt or other action to be made, given or taken by the Agents hereunder may be made, given or taken by the Lead Agents on behalf of the Agents and the Corporation shall accept notification of any such actions from, and deliver the certificates representing the Offered Securities to, or to the order of, the Lead Agents. The Lead Agents acknowledge that where practicable to do so they will discuss any action to be taken by them hereunder with the other Agents prior to taking such action, provided that the failure of the Lead Agents to so discuss will not detract from the right of the Corporation to rely on the action of the Lead Agents in accordance with the provisions of this subsection 16(h) hereof.

Would you kindly confirm the agreement of the Corporation to the foregoing by executing nine duplicate copies of this Agreement and thereafter returning seven such executed copies to Haywood Securities Inc.

Yours truly,

HAYWOOD SECURITIES INC.
By:

(signed) *"John Willett"*
Name: John Willett
Title: Managing Director

GMP SECURITIES LTD.
By:

(signed) *"Mark Wellings"*
Name: Mark Wellings
Title: Director, Investment Banking

CANACCORD CAPITAL CORPORATION
By:

(signed) *"William McIlroy"*
Name: William McIlroy
Title: Senior Vice-President

RAYMOND JAMES LTD.
By:

(signed) *"John Murphy"*
Name: John Murphy
Title: Managing Director, Investment Banking

SALMAN PARTNERS INC.
By:

(signed) *"Terrance K. Salman"*
Name: Terrance K. Salman
Title: President and Chief Executive Officer

BOLDER INVESTMENTS PARTNERS, LTD.
By:

(signed) *"Paul J.C. Woodward"*
Name: Paul J.C. Woodward
Title: Vice-President, Corporate Finance

The undersigned hereby accepts and agrees to the foregoing as of the 3rd day of February, 2005.

INTERNATIONAL ROYALTY CORPORATION
By:

(signed) *"Douglas B. Silver"*
Name: Douglas B. Silver
Title: Chief Executive Officer

Schedule A

Officers' Certificate - Offering

TO:	HAYWOOD SECURITIES INC.
AND TO:	GMP SECURITIES LTD.
AND TO:	CANACCORD CAPITAL CORPORATION
AND TO:	RAYMOND JAMES LTD.
AND TO:	SALMAN PARTNERS INC.
AND TO:	BOLDER INVESTMENTS PARTNERS, LTD.
AND TO:	FRASER MILNER CASGRAIN LLP
AND TO:	FASKEN MARTINEAU DUMOULIN LLP

CERTIFICATE

The undersigned, Douglas B. Silver, the Chief Executive Officer of International Royalty Corporation (the "Corporation") and David R. Hammond, the Chief Financial Officer of the Corporation, hereby certify, for and on behalf of the Corporation in their capacity as officers of the Corporation and not in their personal capacity, after having made due inquiry, that the following facts, matters and information are true and accurate and not misleading in any material respect:

1. The facts, matters and information certified to herein are based on one or more of knowledge and information available or provided to us and our honest belief and all statements made in this certificate represent our reasonably held honest belief as to the facts, matters, information and belief possessed by us. We have used our best efforts to become informed of and about the facts, matters and information certified to herein and have sought the advice of counsel for the Corporation on those matters certified to herein which involve matters of laws and have relied upon such advice to the extent that those matters involve matters of law.

2. The Corporation has complied in all material respects with all covenants and agreements contained in, and has satisfied all of the terms and conditions of, the Agency Agreement to be complied with and satisfied by the Corporation at or prior to the Closing Time.

3. The representations and warranties of the Corporation contained in the Agency Agreement and the Ancillary Documents are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by the Agency Agreement.

4. This certificate is being made and delivered pursuant to subparagraph ______ of the agency agreement dated February 3, 2005 between the Corporation and the Agents (the "Agency Agreement") and we acknowledge that the addressees hereof will be relying on this certificate in completing the Offering.

Unless otherwise defined herein, all words and terms with the initial letter or letters thereof capitalized in this certificate and not defined herein but defined in the Agency Agreement shall have the meanings given to such capitalized words and terms in the Agency Agreement. The undersigned acknowledge that they are familiar with the definitions given to the capitalized words and terms in the Agency Agreement and such definitions are hereby incorporated by reference.

IN WITNESS WHEREOF the undersigned have executed this certificate as of the _____ day of _________________, 2005.

Douglas B. Silver
the Chief Executive Officer of
International Royalty Corporation

David R. Hammond
the Chief Financial Officer of
International Royalty Corporation

Schedule B

Officers' Certificate - Royalty Acquisitions

TO: HAYWOOD SECURITIES INC.
AND TO: GMP SECURITIES LTD.
AND TO: CANACCORD CAPITAL CORPORATION
AND TO: RAYMOND JAMES LTD.
AND TO: SALMAN PARTNERS INC.
AND TO: BOLDER INVESTMENTS PARTNERS, LTD.
AND TO: FRASER MILNER CASGRAIN LLP
AND TO: FASKEN MARTINEAU DUMOULIN LLP

CERTIFICATE

The undersigned, Douglas B. Silver, the Chief Executive Officer of International Royalty Corporation (the "Corporation") and David R. Hammond, the Chief Financial Officer of the Corporation, hereby certify, for and on behalf of the Corporation in their capacity as officers of the Corporation and not in their personal capacity, after having made due inquiry, that the following facts, matters and information are true and accurate and not misleading in any material respect:

1. Definitions: For the purposes of this certificate:

   (a) "Acquired Subsidiaries" means Archean and Holdco collectively and "Acquired Subsidiary" means either one of them;

   (b) "Archean" means Archean Resources Ltd., a corporation incorporated under the *Corporations Act* (Newfoundland);

   (c) "Archean Final Agreements" means each share purchase agreement dated <>, 2005 between the Corporation and each Archean Shareholder in connection with the Archean Transaction collectively;

   (d) "Archean Royalty Agreements" means

      (i) the agreement dated May 18, 1993 between Diamond Fields Resources Inc. and Archean granting Diamond Fields Resources Inc. a 100% interest in the Voisey's Bay property (as described in the Final Prospectus) subject to the Voisey's Bay Royalty,

      (ii) the amendment and addendum agreement dated April 23, 1995 between Diamond Fields Resources Inc. and Archean, among other things, granting a mortgage to Archean to secure the Voisey's Bay Royalty,

      (iii) the agreement dated June 28, 1995 among Diamond Fields Resources Inc., VBNC, Archean and 10401 Newfoundland Limited in respect of the assignment of the interests of Diamond Fields Resources Inc. in the Voisey's Bay property to VBNC,

(iv) the indenture of mortgage dated June 28, 1995 between VBNC and Archean securing the Voisey's Bay Royalty,

(v) the royalty limited partnership agreement dated July 10, 2003 among Archean, Altius Resources Inc. and all limited partners of LNRLP in respect of the right and duties of the parties thereto in connection with LNRLP,

(vi) the adjustment agreement dated July 10, 2003 among Albert Chislett, Christopher Verbiski and Archean with respect to the consideration to be received by each of Albert Chislett and Christopher Verbiski upon the exercise by Altius Resources Inc. of an option to acquire an interest in Archean,

(vii) the agreement dated July 10, 2003 among Archean, Altius Minerals Corporation, Altius Resources Inc., Albert Chislett, Christopher Verbiski, VBNC and LNRLP with respect to the transfer of the Voisey's Bay Royalty from Archean to LNRLP,

(viii) the indenture dated August 29, 2003 among Archean, Holdco and VBNC with respect to the transfer of units of LNRLP from Archean to Holdco,

(ix) the indenture dated August 29, 2003 among Archean, Altius Resources Inc., VBHC and LNRLP with respect to the transfer of units of LNRLP from Archean to Holdco, the granting to Altius Resources Inc. of an option to acquire an additional 2.5% interest in LNRLP and Holdco becoming the general partner of LNRLP,

(x) the agreement dated August 16, 2004 between Albert Chislett and the Corporation in respect of the sale by Albert Chislett of his interest in the shares of Archean to the Corporation,

(xi) the agreement dated August 16, 2004 between Christopher Verbiski and the Corporation in respect of the sale by Christopher Verbiski of his interest in the shares of Archean to the Corporation, and

(xii) the agreement dated December 8, 2004 among Archean, Altius Minerals Corporation, Altius Resources Inc., Albert Chislett, Christopher Verbiski, VBNC, LNRLP and Holdco with respect to the exercise by Altius Resources Inc. of its option to purchase an additional 2.5% interest in LNRLP

collectively;

(e) "BHP Billiton Final Agreement" means the agreement dated <>, 2005 between the Corporation and BHP Billiton World Exploration Inc. in connection with the BHP Billiton Transaction;

(f) "BHP Roylties" means the 22 mineral royalty interests acquired by the Corporation from BHP Billiton World Exploration Inc. as contemplated by the BHP Billiton Final Agreement and as described in the Final Prospectus;

(g) "BHP Royalty Agreements" means

(i) the agreement dated December 17, 1999 between BHP Mineral Pty CAN 008 694 782 and Glengarry Resources NL CAN 061 267 061 with respect to the 12 Mile Creek property (as described in the Final Prospectus),

(ii) the letter agreement dated December 24, 1997 between Eastmain Resources Inc. and BHP Minerals Canada Ltd. with respect to the Abitibi Extension property (as described in the Final Prospectus),

(iii) the amendment and ratification of letter agreement dated March 6, 1998 between Eastmain Resources Inc. and BHP Minerals Canada Ltd. with respect to the Abitibi Extension property (as described in the Final Prospectus),

(iv) the second amendment and ratification of letter agreement dated March 26, 1999 been Eastmain Resources Inc. and BHP Minerals BHP Minerals Canada Ltd. with respect to the Abitibi Extension property (as described in the Final Prospectus),

(v) the exploration and property option agreement dated May 9, 2002 between BHP Billiton and Almaden Minerals Ltd. with respect to the Almaden - 1 and Almaden - 2 properties (as described in the Final Prospectus),

(vi) the agreement for termination of joint venture dated February 7, 2002 among BHP Minerals International Exploration Inc., BHP Minerals Ghana Inc., BHP Holdings (International) Inc., Resolute Limited and Resolute (West Africa) Limited with respect to the Belahouro property (as described in the Final Prospectus),

(vii) the agreement for the transfer of the Belahouro property dated February 8, 2002 among BHP Minerals International Exploration Inc., BHP Minerals Ghana Inc., BHP Billiton, BHP Holdings (International) Inc., Resolute Limited and Resolute (West Africa) Limited with respect to the Belahouro property (as described in the Final Prospectus),

(viii) the agreement dated March 18, 1998 between BHP Minerals Canada ULC and Southern Africa Minerals Corporation with respect to the Caber property (as described in the Final Prospectus),

(ix) the letter agreement dated December 24, 1997 between Eastmain and BHP Minerals with respect to the Eastern Canada Recon property (as described in the Final Prospectus),

(x) the letter agreement dated April 13, 1987 between Moraga Resources Ltd. and Utah Mines Ltd. with respect to the Expo property (as described in the Final Prospectus),

(xi) the agreement dated July 1, 1997 governing the transfer of mineral claims with respect to the Expo property (as described in the Final Prospectus),

(xii) the first amending agreement dated June 5, 2002 between BHP Billiton Diamonds Inc. and iTech Capital Corp. with respect to the Expo property (as described in the Final Prospectus),

(xiii) the agreement dated May 28, 1998 between BHP Minerals International Exploration Inc. and John Zimmerman with respect to the Island Mountain (Poorman Creek) property (as described in the Final Prospectus),

(xiv) the agreement dated December 1, 1993 between Nevsun Resources Ltd. and BHP Minerals Ghana Inc. with respect to the Kubi Village property (as described in the Final Prospectus),

(xv) the agreement dated August 15, 1997 among BHP Minerals Ghana Inc., Nevsun Resources Ltd. and Nevsun Africa (Barbados) Ltd. with respect to the Kubi Village property (as described in the Final Prospectus),

(xvi) the agreement dated March 6, 1998 between BHP Minerals International Exploration Inc. and Minera Mount Isa Panama S.A. with respect to the Los Cumani property (as described in the Final Prospectus),

(xvii) <> with respect to the Mara Rosa property (as described in the Final Prospectus),

(xviii) the purchase and sale agreement dated April 4, 2001 among BHP International Exploration Inc., BHP Minerals Holdings Proprietary Limited, International Resources, Cascadia Enterprises Inc. and Cascadia Endeavours Inc. with respect to the Pana-1, Pana-2 and Pana-3 properties (each as described in the Final Prospectus),

(xix) the royalty agreement dated March 10, 2003 among BHP Minerals Holdings Proprietary Limited, BHP Minerals International Exploration Inc., CJSC International Resources, Barrick Gold (Russia) Limited, CEM Minerals Limited, Cascadia Enterprises Inc. and Cascadia Endeavours Inc. with respect to the Pana-1, Pana-2 and Pana-3 properties (each as described in the Final Prospectus),

(xx) the property option agreement dated June 18, 2003 between BHP Billiton Diamonds Inc. and Commander Resources Ltd. with respect to the Qimmiq property (as described in the Final Prospectus),

(xxi) the letter agreement dated December 24, 1997 between Eastmain Resources Inc. and BHP Minerals Canada Ltd. with respect to the Railroad property (as described in the Final Prospectus),

(xxii) the novation deed dated January 2, 2004 among Selwyn Queensland Pty Limited, BHP Billiton Minerals Pty Ltd. and IVN (Selwyn) Pty Limited with respect to the Selwyn Greenfield property (as described in the Final Prospectus),

(xxiii) the letter agreement dated December 24, 1997 between Eastmain Resources Inc. and BHP Minerals Canada Ltd. with respect to the Tingley Brook property (as described in the Final Prospectus),

(xxiv) the agreement dated December 1, 1998 between Minera BHP, S.A. de C.V. and Compania Minera Zapata, S.A. de C.V. with respect to the Tropico property (as described in the Final Prospectus),

(xxv) the letter agreement dated September 17, 2001 between BHP Billiton World Exploration Inc. and Albidon Limited with respect to the Trozza property (as described in the Final Prospectus),

(xxvi) the purchase and sale agreement dated November 17, 1995 between BHP Minerals Canada Ltd. and Echo Bay Mines Ltd. with respect to the Ulu property (as described in the Final Prospectus), and

(xxvii) the letter dated November 25, 2003 of BHP Minerals Canada Ltd. addressed to Wolfden Resources Inc. in connection with the non-exercise by BHP Minerals Canada Ltd. of its preferential purchase right with respect to the Ulu property (as described in the Final Prospectus)

collectively;

(h) "Fawcett Final Agreement" means the agreement dated <>, 2005 between the Corporation and David Fawcett in connection with the Fawcett Transaction;

(i) "Fawcett Royalties" means the five mineral royalties acquired by the Corporation from David Fawcett as contemplated by the Fawcett Final Agreement and as described in the Final Prospectus;

(j) "Fawcett Royalty Agreements" means the royalty sharing agreement dated March 31, 2000 between David Fawcett, Kevin James, Mark Gibson and Western Canadian Coal Corporation relating to the Fawcett Royalties;

(k) "Final Royalty Acquisition Agreements" means the Archean Final Agreements, the BHP Billiton Final Agreement, the Fawcett Final Agreement, the Hecla Final Agreement and the Hunter Final Agreement collectively.

(l) "Hecla Final Agreement" means the agreement dated <>, 2005 between the Corporation and Hecla Mining Company in connection with the Hecla Transaction;

(m) "Hecla Royalties" means the 14 mineral royalties acquired by the Corporation from Hecla Mining Company as contemplated by the Hecla Final Agreement and as described in the Final Prospectus;

(n) "Hecla Royalty Agreements" means

(i) the notice of transfer of mineral rights dated May 23, 2003 between Mineral Hecla Del Peru S.A. and Compania Minera Oro Cadente S.A. with respect to the Alto Dorado property (as described in the Final Prospectus),

(ii) the assignment dated February 10, 1969 between Ranchers Exploration and Development Corporation and Adrian Berryhill, Gladdus Berryhill and Linda Berryhill, with respect to the Ambrosia Lake property (as described in the Final Prospectus)

(iii) the royalty deed and assignment dated September 20, 1996 between Hecla Mining Company and Penarroya Utah, Inc. with respect to the Apex property (as described in the Final Prospectus),

(iv) the quit claim deed with reserved royalty dated January 29, 1998 between Nevada Mine Properties, Inc. and Minefinders (USA) Inc. with respect to the Clear property (as described in the Final Prospectus),

(v) the quit claim deed with reserved royalty dated July 29, 1998 between Nevada Mine Properties, Inc. and Minefinders (USA) Inc. with respect to the Dottie property (as described in the Final Prospectus),

(vi) the quit claim deed with reserved royalty dated January 31, 1996 between Nevada Mine Properties, Inc. and Minefinders (USA) Inc. with respect to the Gutsy property (as described in the Final Prospectus),

(vii) the assignment and assumption agreement dated December 7, 1978 between Hecla Operating Company, Teck Corporation and Liard Copper Mines Ltd. with respect to the Liard/Shaft Creek property (as described in the Final Prospectus),

(viii) the letter dated May 18, 2000 of Octagon Resources Inc. addressed to Hecla Mining Company with respect to the Longton/Triple W property (as described in the Final Prospectus),

(ix) the quit claim deed with reserved royalty dated January 19, 1998 between Hecla Mining Company and Minefinders (USA) Inc. with respect to the Oro Blanco property (as described in the Final Prospectus),

(x) the royalty deed dated September 24, 1992 between CoCa Mines Inc. and Golden Queen Mining Company, Inc. with respect to the Soledad Mountain property (as described in the Final Prospectus),

(xi) the ratification and assumption agreement dated December 29, 1994 between Santa Fe Pacific Gold Corporation, Nevada Mine Properties, Inc., Priority Minerals Limited and WFD Limited with respect to the Trenton Canyon property (as described in the Final Prospectus),

(xii) the agreement dated June 16, 1986 between Hecla Mining Company and Amoco Production Company with respect to the Wheeler 7U-1 property (as described in the Final Prospectus),

(xiii) memorandum dated August 26, 1985 in respect of Wyman Tracts in the South Darango Area together with a certificate of title with respect to the Wheeler 7U-1 property (as described in the Final Prospectus), and

(xiv) the net profits royalty agreement dated January 22, 1996 between Erex International Ltd. and Equinox Resources (Canada) Inc. with respect to the Yellowknife Lithium property (as described in the Final Prospectus)

collectively;

(o) "Holdco" means Voisey's Bay Holding Corporation, a corporation incorporated under the *Corporations Act* (Newfoundland);

(p) "Hunter Final Agreement" means the agreement dated <>, 2005 between the Corporation and Hunter Exploration Group in connection with the Hunter Transaction;

(q) "Hunter Royalties" means the 17 mineral royalties acquired by the Corporation from the Hunter Exploration Group as contemplated by the Hunter Final Agreement and as described in the Final Prospectus;

(r) "Hunter Royalty Agreements" means

(i) the option agreement dated June 25, 2002 between Hunter Exploration Group, Northern Empire Minerals Ltd. and Stornoway Ventures Ltd with respect to the Aviat One property and Aviat Two property (as described in the Final Prospectus),

(ii) the agreement dated April 30, 2003 between Hunter Exploration Group and BHP Billiton Diamonds Inc. with respect to the Aviat One property and Aviat Two property (as described in the Final Prospectus),

(iii) the letter agreement dated October 8, 2004 between BHP Billiton Diamonds Inc. and Hunter Exploration Group with respect to the Dirty Shovel property (as described in the Final Prospectus),

(iv) the agreement dated July 7, 2004 between John Robins, Lawrence Barry, Adam Vary and Indicator Minerals Inc. with respect to the Barrow Lake and North Kellet property, the Boothia Peninsula property, the Hayes River property and the Repulse Bay property (as described in the Final Prospectus),

(v) the letter agreement dated November 30, 2001 between Navigator Exploration Corp. and 524520 B.C. Ltd. with respect to the Bear property (as described in the Final Prospectus),

(vi) the letter of intent dated June 13, 2002 between Hunter Exploration Group, Shear Minerals Ltd. and Northern Empire Minerals Ltd. with respect to the Churchill property (as described in the Final Prospectus),

(vii) the agreement dated August 1, 2004 between Shear Minerals Ltd., Stornoway Diamond Corporation, BHP Billiton Diamonds Inc. and Hunter Exploration Group with respect to the Churchill property (as described in the Final Prospectus),

(viii) the agreement dated April 16, 2003 between International Samuel Exploration Corp., Shear Minerals Ltd., Northern Empire Minerals Ltd. and Hunter Exploration Group with respect to the Churchill West property (as described in the Final Prospectus);

(ix) the letter agreement dated December 31, 2002 between Stornoway Ventures Ltd., Northern Empires Minerals Ltd., Hunter Exploration Group, Navigator Exploration Corp. and NDT Ventures Ltd. with respect to the Fury, Sacrpa and Gem property and the Melville property (as described in the Final Prospectus),

(x) the letter agreement dated November 16, 2001 between Stornoway Ventures Ltd. and 524520 B.C.Ltd. with respect to the Jewel property and the Princess, Marquis & Crown property (as described in the Final Prospectus),

(xi) the assignment and assumption agreement dated January 16, 2002 between 524520 B.C. Ltd. and Northern Empire Minerals Ltd. with respect to the Jewel property and the Princess, Marquis & Crown property (as described in the Final Prospectus),

(xii) the letter agreement dated April 24, 2002 between Stornoway Ventures Ltd., 524520 B.C. Ltd. and Northern Empire Minerals Ltd. with respect to the Jewel property and the Princess, Marquis & Crown property (as described in the Final Prospectus),

(xiii) the letter agreement dated June 16, 2004 between Stornoway Diamond Corporation and 524520 B.C. Ltd. with respect to Jewel property and the Princess, Marquis & Crown property(as described in the Final Prospectus),

(xiv) the amendment agreement dated November 1, 2004 between 524520 B.C. Ltd. and Stornoway Diamond Corporation with respect to the Jubilee property (as described in the Final Prospectus),

(xv) the assignment and assumption agreement dated December 17, 2001 between 524520 B.C. Ltd. and Northern Empire Minerals Ltd. with respect to the Jubilee property (as described in the Final Prospectus),

(xvi) the letter of intent dated December 13, 2001 between 524520 B.C. Ltd. and Northern Empire Minerals Ltd. with respect to the Jubilee property (as described in the Final Prospectus),

(xvii) the letter of intent dated December 13, 2001 between 524520 B.C. Ltd. and Stornoway Ventures Ltd. with respect to the Jubilee property (as described in the Final Prospectus),

(xviii) the letter of intent dated December 13, 2001 between 524520 B.C. Ltd. and International Samuel Exploration Corp. with respect to the Jubilee property (as described in the Final Prospectus),

(xix) the letter of intent dated December 13, 2001 between 524520 B.C. Ltd. and Chilean Gold Ltd. with respect to the Jubilee property (as described in the Final Prospectus),

(xx) the letter of intent dated December 13, 2001 between 524520 B.C. Ltd. and Wind River Resources Ltd. with respect to the Jubilee property (as described in the Final Prospectus),

(xxi) the letter agreement dated December 31, 2002 between Stornoway Ventures Ltd., Northern Empires Minerals Ltd., Hunter Exploration Group and Strongbow Resources Ltd. with respect to the Melville property (as described in the Final Prospectus),

(xxii) the letter of intent dated May 29, 2004 between Indicator Minerals and International Samuel Exploration Corporation with respect to the Nairuaq and Quliiq property (as described in the Final Prospectus),

(xxiii) the addendum dated September 9, 2004 to the letter of intent dated May 29, 2004 between International Samuel Corporation and Indicator Minerals Ltd., and

(xxiv) the option agreement dated January 15, 2002 between 524520 B.C . Ltd. and Diamondex Resourced Ltd. with respect to the Peregrine property (as described in the Final Prospectus),

collectively;

(s) "LNRLP" means Labrador Nickel Royalty Limited Partnership, a limited partnership existing under the laws of the Province of Ontario;

(t) "LNRLP Units" means the units that LNRLP is authorized to issue;

(u) "VBNC" means Voisey's Bay Nickel Company Limited, a wholly-owned subsidiary of Inco Limited; and

(v) "Voisey's Bay Royalty" has the meaning ascribed thereto in the Final Prospectus.

All other words and terms with the initial letter or letters thereof capitalized in this certificate and not defined herein but defined in the agency agreement (the "Agency Agreement") dated February 3, 2005 between the Corporation and Haywood Securities Inc., GMP Securities Ltd., Canaccord Capital Corporation, Raymond James Ltd., Salman Partners Inc. and Bolder Investment Partners, Ltd. (collectively the "Agents") shall have the meanings given to such capitalized words and terms in the Agency Agreement.

2. General: The facts, matters and information certified to herein are based on one or more of knowledge and information available or provided to us and our honest belief and all statements made in this certificate represent our reasonably held honest belief as to the facts, matters, information and belief possessed by us. We have used our best efforts to become informed of and about the facts, matters and information certified to herein and have sought the advice of counsel for the Corporation on those matters certified to herein which involve matters of laws and have relied upon such advice to the extent that those matters involve matters of law.

3. Subsidiaries: The Subsidiaries and the Acquired Subsidiaries are the only subsidiaries of the Corporation.

4. Capital of Acquired Subsidiaries: All of the outstanding securities of the Acquired Subsidiaries are issued and outstanding as fully paid and non-assessable shares, all of the outstanding securities of Archean are legally and beneficially owned by the Corporation, all of the outstanding securities of Holdco are legally and beneficially owned by Archean and no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase or acquisition of any of the outstanding securities of either of the Subsidiaries.

5. Capital of LNRLP: Holdco is the legal and beneficial owner of <> LNRLP Units, representing 90% of the outstanding LNRLP Units and Altius Resources Inc. is the registered owner of <> LNRLP Units, representing 10% of the outstanding LNRLP Units.

6. Archean Final Agreements: Each of the Archean Final Agreements is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the Royalty Acquisition Transactions) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or the Archean Shareholders.

7. Archean Royalty Agreements: To the best knowledge of the Corporation, after due inquiry, each of the Archean Royalty Agreements is a valid and subsisting agreement and the Corporation is not aware of any material default thereunder nor is there any basis for such default and there are no other agreements, other than the Archean Final Agreement, relating to, or otherwise affecting, the interest of the Corporation, either Subsidiary, either Acquired Subsidiary or LNRLP in the Voisey's Bay Royalty in effect as of the date hereof. The Corporation is not aware of any event, occurrence, condition or act (including the Royalty Acquisition Transaction) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Archean Royalty Agreements by a party thereto or could operate to prevent or restrict the Corporation, either Acquired Subsidiary of LNRLP from enforcing any of its entitlements, rights, benefits and interests under the Archean Royalty Agreements nor has any notice been given by any party to any of the Archean Royalty Agreements to acquire an interest in the Voisey's Bay Royalty pursuant to any of the Archean Royalty Agreements.

8. Pre-Emptive Rights: The Corporation is in compliance with all rights of first offer, rights of first refusal, back-in, buy-down, bump-up, purchase, acquisition or other similar rights relating to the Archean Transaction, all waivers required in connection with such rights have been obtained and are effective and unamended, including, without limitation, any waiver required from Inco Limited or any of its subsidiaries, and none of the properties or assets of the Corporation acquired pursuant to the Archean Transaction are subject to any of the rights referred to above.

9. BHP Billiton Final Agreement: The BHP Billiton Final Agreement is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the Royalty Acquisition Transactions) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or BHP Billiton World Exploration Inc. or any subsidiary thereof.

10. BHP Billiton Royalty Agreements: To the best knowledge of the Corporation, after due inquiry, each of the BHP Billiton Royalty Agreements is a valid and subsisting agreement and the Corporation is not aware of any material default thereunder nor is there any basis for such default and there are no other agreements, other than the BHP Billiton Final Agreement, relating to, or otherwise affecting, the interest of the Corporation or either Subsidiary in the BHP Billiton Royalties in effect as of the date hereof. The Corporation is not aware of any event, occurrence, condition or act (including the Royalty Acquisition Transaction) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the BHP Billiton Royalty Agreements by a party thereto or could operate to prevent or restrict the Corporation from enforcing any of its entitlements, rights, benefits and interests under the BHP Billiton Royalty Agreements nor has any notice been given by any party any to

the BHP Billiton Royalty Agreements to acquire an interest in any of the BHP Billiton Royalties pursuant to any of the BHP Billiton Royalty Agreements.

11. Fawcett Final Agreement: The Fawcett Final Agreement is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the Royalty Acquisition Transactions) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or David Fawcett.

12. Fawcett Royalty Agreements: To the best knowledge of the Corporation, after due inquiry, each of the Fawcett Royalty Agreements is a valid and subsisting agreement and the Corporation is not aware of any material default thereunder nor is there any basis for such default and there are no other agreements, other than the Fawcett Final Agreement, relating to, or otherwise affecting, the interest of the Corporation or either Subsidiary in the Fawcett Royalties in effect as of the date hereof. The Corporation is not aware of any event, occurrence, condition or act (including the Royalty Acquisition Transaction) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Fawcett Royalty Agreements by a party thereto or could operate to prevent or restrict the Corporation from enforcing any of its entitlements, rights, benefits and interests under the Fawcett Royalty Agreements nor has any notice been given by any party to any to the Fawcett Royalty Agreements to acquire an interest in any of the Fawcett Royalties pursuant to any of the Fawcett Royalty Agreements.

13. Hecla Final Agreement: The Hecla Final Agreement is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the Royalty Acquisition Transactions) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or Hecla Mining Company or any subsidiary thereof.

14. Hecla Royalty Agreements: To the best knowledge of the Corporation, after due inquiry, each of the Hecla Royalty Agreements is a valid and subsisting agreement and the Corporation is not aware of any material default thereunder nor is there any basis for such default and there are no other agreements, other than the Hecla Final Agreement, relating to, or otherwise affecting, the interest of the Corporation or either Subsidiary in the Hecla Royalties in effect as of the date hereof. The Corporation is not aware of any event, occurrence, condition or act (including the Royalty Acquisition Transaction) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Hecla Royalty Agreements by a party thereto or could operate to prevent or restrict the Corporation from enforcing any of its entitlements, rights, benefits and interests under the Hecla Royalty Agreements nor has any notice been given by any party to any to the Hecla Royalty Agreements to acquire an interest in any of the Hecla Royalties pursuant to any of the Hecla Royalty Agreements.

15. Hunter Final Agreement: The Hunter Final Agreement is a valid and subsisting agreement in full force and effect unamended and the Corporation is not aware of any material default thereunder or any event, occurrence, condition or act (including the Royalty Acquisition Transactions) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default thereunder by either the Corporation or Hunter Exploration Group or any subsidiary thereof.

16. Hunter Royalty Agreements: To the best knowledge of the Corporation, after due inquiry, each of the Hunter Royalty Agreements is a valid and subsisting agreement and the Corporation is not aware of any material default thereunder nor is there any basis for such default and there are no other agreements, other than the Hunter Final Agreement, relating to, or otherwise affecting, the interest of the Corporation or either Subsidiary in the Hunter Royalties in effect as of the date hereof. The Corporation is not aware of any event, occurrence, condition or act (including the Royalty Acquisition Transaction) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under the Hunter Royalty Agreements by a party thereto or could operate to prevent or restrict the Corporation from enforcing any of its entitlements, rights, benefits and interests under the Hunter Royalty Agreements nor has any notice been given by any party to any to the Hunter Royalty Agreements to acquire an interest in any of the Hunter Royalties pursuant to any of the Hunter Royalty Agreements.

IN WITNESS WHEREOF the undersigned have executed this certificate as of the _____ day of _________________, 2005.

____
Douglas B. Silver
the Chief Executive Officer of
International Royalty Corporation

____
David R. Hammond
the Chief Financial Officer of
International Royalty Corporation

The Corporation hereby represents and warrants to the Agents and the Purchasers that the facts and matters set out in paragraphs 1 to 12, both inclusive, of this certificate are true and correct and acknowledges that the Agents and the Purchasers are relying upon each of such representations and warranties in completing the Closing.

INTERNATIONAL ROYALTY CORPORATION
By:

____
Name: Douglas B. Silver
Title: Chief Executive Officer

Schedule C

Opinion of Canadian Counsel - Offering

1. The Corporation is a corporation continued and existing under the *Canada Business Corporations Act* and has all requisite corporate power and capacity to conduct the activities and business of the Corporation as described in the Final Prospectus or any Prospectus Amendment, to own the material Canadian properties or assets (including any royalty or interest therein) currently owned or to be acquired by it pursuant to the Royalty Acquisition Transactions and to issue and sell the Offered Securities in the manner contemplated by the Agency Agreement and is qualified, registered or licensed to carry on the activities and business thereof in each jurisdiction in Canada in which the nature of the activities and business thereof requires the Corporation to be qualified, registered or licensed.

2. The Corporation has full corporate power, capacity and authority to enter into, execute, deliver and perform its obligations under the Agency Agreement, the Pooling Agreements and the U.S. Subscription Agreements (collectively the "Agreements") and all of the Agreements have been authorized, executed and delivered by the Corporation, are legally binding upon the Corporation and are enforceable against the Corporation in accordance with the respective terms thereof, subject to bankruptcy laws and other laws affecting the rights of creditors generally the availability of equitable remedies and other usual or customary limitations or qualifications.

3. The Corporation is authorized to issue an unlimited number of Common Shares and as of the date which is the Business Day immediately prior to the Closing Date <> Common Shares were outstanding.

4. The execution and delivery by the Corporation of the Agreements, the fulfilment by the Corporation of the provisions of the Agreements and the issue, sale and delivery by the Corporation of the Offered Securities and the completion of the Royalty Acquisition Transactions do not (i) require the consent, approval or authorization of, or registration or qualification with, any governmental authority, stock exchange, securities regulatory authority or other Person, except such as have been obtained, (ii) conflict with or result in any breach or violation of the articles or by-laws of, or any resolution of the directors or shareholders of, the Corporation or any material agreement or other material instrument to which the Corporation is a party or by which it is bound, (iii) violate the provisions of any law, statute, rule or regulation to which the Corporation or the material Canadian property or assets (including any royalty or interest therein) currently owned or to be acquired pursuant to the Royalty Acquisition Transactions is subject, or (iv) breach any judgment, order or decree of any court, governmental authority, agency, tribunal, arbitrator, stock exchange or securities regulatory authority or other authority to which the Corporation or any of the material Canadian property or assets (including any royalty or interest therein) currently owned or to be acquired pursuant to the Royalty Acquisition Transactions is subject.

5. All necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and authorizations of appropriate regulatory authorities under the Securities Laws of the Qualifying Jurisdictions have been obtained by the Corporation under the laws of each Qualifying Jurisdiction to qualify the Offered Securities for Distribution in each of the Qualifying Jurisdictions through investment dealers or brokers registered in the appropriate category under the applicable laws thereof who have complied with the relevant provisions thereof.

6. The attributes of the Offered Common Shares are consistent in all material respects with the description of the Common Shares in the Final Prospectus.

7. The Offered Common Shares have been issued as fully paid and non-assessable shares.

8. Subject to the qualifications set out therein, confirming the opinion in the Final Prospectus under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" with such opinion to be supported with respect to matters of fact by an appropriate certificate of the Corporation executed on behalf thereof by two senior officers of the Corporation.

9. The Offered Securities have been conditionally approved for listing on the Stock Exchange, subject to satisfaction of customary requirements of the Stock Exchange by the Corporation.

10. The form of the certificate representing the Common Shares has been approved by the directors of the Corporation and complies with the provisions of the *Canada Business Corporations Act* and the articles and by-laws of the Corporation.

11. The Transfer Agent at its principal office in the City of Toronto has been appointed as the registrar and transfer agent for the Common Shares.

12. The Corporation is a reporting issuer or the equivalent thereof in each province of Canada and is not included in the list of defaulting reporting issuers maintained pursuant to the Securities Laws of such provinces.

Schedule D

Opinion of Canadian Counsel - Royalty Acquisitions

1. Archean Resources Ltd. ("Archean") is a corporation existing under the laws of Newfoundland and Labrador which has not been discontinued and has not been dissolved thereunder. Archean has all necessary corporate power and authority to own, lease and operate its property and assets and to conduct business as presently conducted. Archean is authorized to issue an unlimited number of common shares ("Archean Common Shares"). <> Archean Common Shares are outstanding and Corporation is the registered owner of all of the outstanding Archean Common Shares.

2. Voisey's Bay Holding Corporation ("Holdco") is a corporation existing under the laws of Newfoundland and Labrador which has not been discontinued and has not been dissolved thereunder. Holdco has all necessary corporate power and authority to own, lease and operate its property and assets and to conduct business as presently conducted, including, in its capacity as the general partner of Labrador Nickel Royalty Limited Partnership ("LNRLP"). Holdco is authorized to issue an unlimited number of common shares ("Holdco Common Shares"). <> Holdco Common Shares are outstanding and Archean is the registered owner of all of the outstanding Archean Common Shares.

3. LNRLP is a limited partnership which has been formed and is existing under the *Limited Partnerships Act* (Ontario). LNRLP is authorized to issue an unlimited number of units ("LNRLP Units"). <> LNRLP Units are outstanding and Holdco is the registered owner of <> LNRLP Units, representing 90% of the outstanding Units. Altius Resources Inc. is the registered owner of <> LNRLP Units, representing 10% of the outstanding LNRLP Units. LNRLP has been qualified, licensed or registered to carry on business as an extra-provincial limited partnership in the Province of Newfoundland and Labrador.

4. The Corporation has full corporate power, capacity and authority to enter into, execute, deliver and perform its obligations under the Final Royalty Acquisition Agreements and all of the Final Royalty Acquisition Agreements have been authorized, executed and delivered by the Corporation, are legally binding upon the Corporation and are enforceable against the Corporation in accordance with the respective terms thereof, subject to bankruptcy laws and other laws affecting the rights of creditors generally, the availability of equitable remedies and other usual or customary limitations or and standard qualifications.

5. The execution and delivery by the Corporation of the agreements giving effect to the Royalty Acquisition Transactions, the fulfilment by the Corporation of the provisions of such agreements and the completion of the Archean Transaction do not (i) require the consent, approval or authorization of, or registration or qualification with, any governmental authority, stock exchange, securities regulatory authority or other Person, except such as have been obtained, (ii) conflict with or result in any breach or violation of the articles or by-laws or any other constating document of Archean, Holdco or LNRLP, any resolution of the directors or shareholders of either Archean or Holdco, or, in the case of LNRLP, any resolution of the limited partners of LNRLP, any material agreement or other material instrument to which any of Archean, Holdco or LNRLP is a party or by which it is bound, (iii) violate the provisions of any law, statute, rule or regulation to which any of Archean, Holdco or LNRLP, or the material Canadian property or assets thereof is subject, or (iv) breach any judgment, order or decree of any court, governmental authority, agency, tribunal, arbitrator, stock exchange or securities regulatory authority or other authority to

which any of Archean, Holdco or LNRLP, or any of the material Canadian property or assets thereof is subject.

6. The Corporation and all other Persons set out below are in compliance with all rights of first offer, rights of first refusal, back-in, buy-down, bump-up, purchase, acquisition or other similar rights relating to the transactions set out below and none of the properties or assets of the Corporation or of any of such Persons are subject to any of the rights referred to above except as disclosed in the Final Prospectus:

(a) Bonhomme Enterprises, Inc. in connection with the Williams Purchase Agreement;

(b) John S. Livermore in connection with the Livermore Transaction;

(c) Archean, Holdco and LNRLP in connection with the Archean Transaction; provided that in respect of any such rights of Voisey's Bay Nickel Company ("VBNC") or Inco Limited ("Inco"), such opinion will be based solely upon a letter delivered by VBNC and Inco;

(d) David Fawcett in connection with the Fawcett Transaction; and

(e) Hunter Exploration Group in connection with the Aviat One property which forms part of the Hunter Transaction.

7. Counsel to the Corporation shall also deliver an opinion, in form and substance acceptable to the Agents, acting reasonably, with respect to the acquisition by the Corporation of the following royalties:

(a) the Voisey's Bay Royalty;

(b) the Fawcett Royalties;

(c) the Williams Royalty;

(d) the Livermore Royalties; and

(e) the royalty on the Aviat One property which forms part of the Hunter Royalties.

Schedule E

Agents' Certificate

TO: INTERNATIONAL ROYALTY CORPORATION

CERTIFICATE

In connection with the private placement of the common shares of International Royalty Corporation (the "Corporation") to U.S. Placees pursuant to the agency agreement dated February 3, 2005 (the "Agency Agreement") between the Corporation and the agents named therein (each an "Agent"), the undersigned Agent and its U.S. Affiliate (the "U.S. Affiliate") hereby certify that:

1. the Offered Securities have been offered and sold to U.S. Placees only by the U.S. Affiliate, which was on the dates of such offers and sales, and is on the date hereof, duly registered as a broker-dealer pursuant to section 15(b) of the United States *Securities Exchange Act of 1934*, as amended, and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.;

2. all offers and sales of the Offered Securities to U.S. Placees on behalf of the undersigned or any affiliate of the undersigned were made by the U.S. Affiliate;

3. all offers and sales of the Offered Securities to U.S. Placees have been effected in accordance with all applicable U.S. broker-dealer requirements, including those arising under state securities or "bluesky" laws;

4. immediately prior to our transmitting a Final U.S. Placement Memorandum or a U.S. Subscription Agreement to each U.S. Placee, we had reasonable grounds to believe and did believe that such U.S. Placee was a U.S. Accredited Investor and we continue to believe that each U.S. Placee is a U.S. Accredited Investor;

5. no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, our affiliates or any person acting on our behalf, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Securities to U.S. Placees; and neither the Agent nor the U.S. Affiliate acted in any manner involving a public offering (within the meaning of section 4(2) of the 1933 Act) of the Offered Securities in the United States;

6. prior to any sale of Offered Securities to U.S. Placees, we delivered to each U.S. Placee a copy of the Final U.S. Placement Memorandum and caused each U.S. Placee to complete and sign a U.S. Subscription Agreement in the form or forms consented to by the Corporation and the Agents;

7. we have not offered or sold, and will not offer or sell, any Over-Allotment Shares in the United States; and

8. we conducted the offering of the Offered Securities in compliance with the Agency Agreement, including section 10 thereof.

Words and terms with the initial letter or letters thereof capitalized in this certificate and not defined herein but defined in the Agency Agreement shall have the meanings given to such capitalized words and terms in the Agency Agreement unless otherwise defined herein.

Dated this <> day of <>, 2005.

[AGENT]
By:

____

[U.S. AFFILIATE]
By:

____

Draft: January 13, 2005

1. Haywood special warrants

POOLING AGREEMENT

THIS AGREEMENT dated as of the 3rd day of February, 2005.

BETWEEN:

THOSE PERSONS WHO HAVE EXECUTED A COUNTERPART OF THIS AGREEMENT AND ARE LISTED ON SCHEDULE A ATTACHED HERETO UNDER THE HEADING "NAME AND ADDRESS OF SHAREHOLDER"

(hereinafter individually referred to as a "Shareholder" and collectively as the "Shareholders")

OF THE FIRST PART

- and -

THOSE PERSONS WHO HAVE EXECUTED A COUNTERPART OF THIS AGREEMENT AND ARE LISTED ON SCHEDULE A ATTACHED HERETO UNDER THE HEADING "NAME AND ADDRESS OF REGISTERED HOLDER"

(hereinafter individually referred to as a "Registered Holder" and collectively as the "Registered Holders")

OF THE SECOND PART

- and -

INTERNATIONAL ROYALTY CORPORATION, a corporation continued under the *Canada Business Corporations Act,*

(hereinafter called the "Corporation")

OF THE THIRD PART

WHEREAS the Shareholders beneficially own the common shares, warrants and special warrants of the Corporation set out in schedule A attached hereto beside their respective names and the common shares, warrants and special warrants of the Corporation beneficially owned by each shareholder are registered in the name of the Registered Holder set out in schedule A attached hereto beside the name of such Shareholder;

AND WHEREAS each of the Shareholders has agreed to cause to be delivered, and each of the Registered Holders has agreed to deliver, to the Corporation the certificates representing the common shares and warrants of the Corporation, and the common shares and warrants acquired pursuant to the exercise of the special warrants of the Corporation, beneficially owned by such Shareholder or registered in the name of such Registered Holder and set out in schedule A attached hereto beside the name thereof together with the certificates representing any additional common shares of the Corporation acquired by

such Shareholder or registered in the name of such Registered Holder after the date hereof pursuant to the exercise of warrants of the Corporation beneficially owned by such Shareholder or registered in the name of such Registered Holder, as the case may be, and set out in schedule A attached hereto beside the name thereof or acquired by such Shareholder pursuant to the exercise of special warrants beneficially owned by such Shareholder or registered in the name of such Registered Holder as a result of the exercise of special warrants, as the case may be, and set out in schedule A attached hereto beside the name thereof, such certificates to be held and dealt with by the Corporation in accordance with the provisions of this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the Shareholders, each of the Registered Holders and the Corporation, it is hereby agreed between the Shareholders, the Registered Holders and the Corporation as follows:

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions: In this Agreement, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings unless the context in which such capitalized word or term is used herein otherwise requires:

(a) "Agreement" means this agreement and the schedules attached hereto as the same may be amended or replaced from time to time;

(b) "Corporation" means International Royalty Corporation and the successors thereof;

(c) "Final Release Date" means the 360th day after the IPO Date;

(d) "First Release Date" means the 90th day after the IPO Date;

(e) "IPO Date" means the date on which the common shares of the Corporation are first traded on the Toronto Stock Exchange;

(f) "Other Registered Holders" means all of the Registered Holders other than the applicable Registered Holder;

(g) "Other Shareholders" means all of the Shareholders other than the applicable Shareholder;

(h) "Person" means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

(i) "Release Date" means the first Release Date, the Second Release Date, the Third Release Date or the Fourth Release Date as applicable;

(j) "Second Release Date" means the 180th day after the IPO Date;

(k) "Shares" means the common shares of the Corporation which have been issued, or which are issued after the date of this Agreement, upon the exercise of Special Warrants or Warrants and includes any common shares or other securities

resulting from such common shares by virtue of any subdivision, consolidation, reclassification or other change of the common shares of the Corporation, the amalgamation, merger or other combination of the Corporation with any other corporation or corporations or any other transaction involving the Corporation or such common shares;

(l) "Special Warrants" means the special warrants of the Corporation issued on August 12, 2003, each of which is exercisable for one common share of the Corporation and one Warrant, subject to adjustment in accordance with the provisions of the certificates representing the Special Warrants;

(m) "Term" means the period commencing on the date on which this Agreement becomes effective in accordance with section 6.01 hereof and ending at the Termination Time;

(n) "Termination Time" means 5:00 o'clock in the afternoon, Toronto time, on the date of the termination of this Agreement in accordance with section 6.02 hereof;

(o) "Third Release Date" means the 270th day after the IPO Date; and

(p) "Warrants" means the warrants which have been issued, or which will be issued after the date of this Agreement, upon the exercise of the Special Warrants and shall include in respect of any Warrant any Shares which have been, or which are issued after the date of this Agreement, upon the exercise of such Warrant.

Section 1.02 Headings, Etc.: The division of this Agreement into articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement as a whole and not to any particular article, section, subsection or other part hereof and include any agreement which amends this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to articles, sections and subsections are to articles, sections and subsections of this Agreement.

Section 1.03 Number and Gender: Unless the context otherwise requires, in this Agreement words importing the singular number only shall include the plural and vice versa and words importing the use of either gender shall include both genders and the neuter.

Section 1.04 Date for any Action: In the event that any date on which any action is required to be taken hereunder by any party hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

Section 1.05 Schedules: The following schedules attached to this Agreement shall be deemed to be incorporated in and form part of this Agreement:

Schedule	Title
A	Shareholders and Registered Holders
B	Receipt

ARTICLE TWO

ACKNOWLEDGEMENTS, REPRESENTATIONS AND WARRANTIES AND COVENANTS

Section 2.01 Acknowledgements: Each:

(a) Shareholder hereby acknowledges that all Special Warrants, Shares and Warrants beneficially owned by such Shareholder as of the date of this Agreement are, and all Shares and Warrants acquired by such Shareholder after the date of this Agreement and prior to the Termination Date will be, subject to the provisions of this Agreement and that the Registered Holder in whose name such Special Warrants, Shares and Warrants are registered is entering into this Agreement and each Shareholder hereby consents to such Registered Holder entering into, and performing the provisions of, this Agreement; and

(b) Registered Holder acknowledges that all Special Warrants, Shares and Warrants registered in the name of such Registered Holder as of the date of this Agreement are, and all Shares and Warrants registered in the name of such Registered Holder after the date of this Agreement and prior to the Termination Date will be, subject to the provisions of this Agreement.

Section 2.02 Representations and Warranties: Each of:

(a) the Shareholders hereby represents and warrants to each of the Other Shareholders and to the Corporation that:

(i) such Shareholder beneficially owns as of the date of this Agreement, the number of Shares, Warrants and Special Warrants set out in schedule A attached hereto beside the name of such Shareholder and such Shares, Warrants and Special Warrants are registered in the name of the Registered Holder set out in schedule A attached hereto beside the name of such Shareholder;

(ii) no Person has any agreement, option, right or privilege to acquire any part of, or all of, the Shares, Warrants or Special Warrants beneficially owned by such Shareholder as of the date of this Agreement or any, or all, of the Shares or Warrants which may be acquired by such Shareholder after the date of this Agreement;

(iii) such Shareholder has the full power and authority and lawful right to enter into, and to perform the obligations of such Shareholder under, this Agreement; and

(iv) this Agreement is binding upon and enforceable against such Shareholder in accordance with its terms; and

(b) the Registered Holders hereby represents and warrants to each of the Other Registered Holders and to the Corporation that:

(i) the number of Shares, Warrants and Special Warrants set out in schedule A attached hereto beside the name of such Registered Holder are registered in the name of such Registered Holder and such Shares,

Warrants and Special Warrants are beneficially owned by the Shareholder set out in schedule A attached hereto beside the name of such Registered Holder;

(ii) such Registered Holder has the full power and authority and lawful right to enter into, and to perform the obligations of such Registered Holder under, this Agreement; and

(iii) this Agreement is binding upon and enforceable against such Registered Holder in accordance with its terms.

The representations and warranties contained in this section 2.02 shall survive the execution, delivery and effectiveness of this Agreement.

Section 2.03 Covenants: Each of:

(a) the Shareholders hereby covenants and agrees with each of the Other Shareholders and the Corporation that until the Termination Time:

(i) such Shareholder will not, and will not enter into any agreement to, sell, transfer, dispose of, pledge or encumber any of the Shares or Warrants beneficially owned by such Shareholder from time to time prior to the Termination Time so long as such Shares or Warrants are subject to the provisions of this Agreement; and

(ii) such Shareholder will perform the obligations required to be performed by such Shareholder, and will execute and deliver all documents required to be executed and delivered by such Shareholder, under this Agreement, will do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the provisions of this Agreement and will cause the Registered Holder of any Shares, Warrants or Special Warrants beneficially owned by such Shareholder to execute and deliver all documents required to be executed and delivered, and to do all such other acts and things as may be necessary or desirable, in order to carry out and give effect to the provisions of this Agreement; and

(b) the Registered Holders hereby covenants and agrees with each of the Other Registered Holders and the Corporation that until the Termination Time such Registered Holder will perform the obligations required to be performed by such Registered Holder, and will execute and deliver all documents required to be executed and delivered by such Registered Holder, under this Agreement and will do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the provisions of this Agreement.

ARTICLE THREE

DIRECTION WITH RESPECT TO EXERCISE OF SPECIAL WARRANTS AND DELIVERY OF SHARES AND WARRANTS

Section 3.01 Exercise of Special Warrants: Notwithstanding any provision contained in the certificates representing the Special Warrants, each Shareholder and Registered Holder hereby irrevocably exercises all of the Special Warrants beneficially owned by such Shareholder, or registered in

the name of such Registered Holder, as the case may be, on the IPO Date (and each Shareholder who is not also the registered holder of the Special Warrants beneficially owned by such Shareholder hereby irrevocably directs the Corporation and such Registered Holder to exercise such Special Warrants on the IPO Date and such Shareholder hereby covenants and agrees to cause such Registered Holder to execute and deliver all documents and to do all such acts and things as are required to cause such Special Warrants to be exercised on the IPO Date) and such Shareholder and such Registered Holder hereby irrevocably directs the Corporation to issue the Units (as defined in the certificates representing the Special Warrants) effective as of the IPO Date, to split and register the Units into four certificates representing Shares and four certificates representing Warrants with each certificate representing an equal number of Share or Warrants (rounded to the nearest whole number), as the case may be, to register the Units in the name of such Shareholder or such Registered Holder or in such other name as such Shareholder or such Registered Holder shall direct the Corporation in writing at least five business days prior to the IPO Date and to deliver (or to cause to be delivered) all certificates representing Shares and Warrants beneficially owned by such Shareholder to the Corporation on the IPO Date.

Section 3.02 Exercise of Warrants and Certificates: Notwithstanding any provision contained in the certificates representing the Warrants, each Shareholder hereby covenants, agrees and undertakes to deliver (or to cause to be delivered) certificates representing all Shares beneficially acquired by such Shareholder pursuant to the exercise of Warrants after the date of this Agreement and each Registered Holder hereby covenants, agrees and undertakes to deliver to the Corporation certificates representing all Shares registered in the name of such Registered Holder as a result of the exercise of Warrants after the date of this Agreement.

Section 3.03 Holding of Certificates: All certificates representing Shares and Warrants held by the Corporation shall be held, and dealt with, by the Corporation in accordance with the provisions of this Agreement.

Section 3.04 Receipts: As soon as practicable after the receipt of any certificates representing Shares or Warrants the Corporation shall send to the Shareholder beneficially owning, and to the Registered Holder holding, such Shares or Warrants a receipt in substantially the form of the receipt attached hereto as schedule B.

ARTICLE FOUR

RELEASE FROM POOL

Section 4.01 Release of Shares and Warrants: On:

(a) the First Release Date, one-quarter of the Shares and Warrants (or in the event that Warrants have been exercised the Shares for which such Warrants have been exercised) beneficially owned by each Shareholder as of the IPO Date and represented by certificates then held by the Corporation shall be released from the provisions of this Agreement;

(b) the Second Release Date, one-quarter of the Shares and Warrants (or in the event that Warrants have been exercised the Shares for which such Warrants have been exercised) beneficially owned by each Shareholder as of the IPO Date and represented by certificates then held by the Corporation shall be released from the provisions of this Agreement;

(c) the Third Release Date, one-quarter of the Shares and Warrants (or in the event that Warrants have been exercised the Shares for which such Warrants have been exercised) beneficially owned by each Shareholder as of the IPO Date and

represented by certificates then held by the Corporation shall be released from the provisions of this Agreement; and

(d) the Final Release Date, all Shares and Warrants beneficially owned by each Shareholder as of the IPO Date and represented by certificates then held by the Corporation and not previously released pursuant to this section 4.01 shall be released from the provisions of this Agreement;

and on each Release Date the Corporation shall deliver the certificate or certificates representing the appropriate number of Shares and Warrants to the Shareholder who is the beneficial owner of such Shares or Warrants in accordance with section 7.01 hereof or as such Shareholder or the Registered Holder of such Shares and Warrants shall otherwise direct the Corporation in writing at least five business days prior to the applicable Release Date.

Section 4.02 Release and Take-Over Bid: If one or more Persons, each of whom is at arms-length (within the meaning of the *Income Tax Act* (Canada)) with the Corporation and with each associate and affiliate of the Corporation (within the meaning of the *Securities Act* (Ontario)), make a bona fide offer (determined solely in the discretion of the directors of the Corporation) to acquire all of the then outstanding common shares of the Corporation and such offer constitutes a take-over bid within the meaning of the *Securities Act* (Ontario), all of the Shares and Warrants represented by certificates then held by the Corporation pursuant to the provisions of this Agreement shall be promptly released from the provisions of this Agreement and the Corporation shall deliver the certificate or certificates representing the Shares and Warrants beneficially owned by each Shareholder to such Shareholder in accordance with section 7.01 hereof or as such Shareholder or the Registered Holder of such Shares and Warrants shall otherwise direct the Corporation in writing prior to the date of sending by the Corporation.

ARTICLE FIVE

THE CORPORATION

Section 5.01 Standard of Care and Duties: In the exercise of its rights and the carrying out of its obligations hereunder including, without limitation, in doing any act or thing with respect to the Special Warrants, Shares or Warrants, the Corporation shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Corporation shall not be under any obligation to take any action, do any thing or incur any costs or expenses except as specifically provided in this Agreement.

Section 5.02 Interpretation and Advisors:

(a) The Corporation is authorized and empowered to construe this Agreement and its reasonable construction and interpretation made in good faith shall be conclusive and binding upon all parties hereto.

(b) The Corporation may consult with counsel, which may be counsel to any Shareholder, any Registered Holder or to the Corporation, and any action under this Agreement taken or suffered in good faith by it in accordance with the opinion of such counsel shall be conclusive and binding upon the parties hereto, and the Corporation shall be fully protected and be subject to no liability in respect thereof.

(c) The Corporation shall not be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law nor for anything which it may do or refrain from doing in good faith, nor shall the Corporation have any

accountability hereunder, except for the negligence, wilful default or misconduct of the Corporation.

(d) The Corporation shall always be protected and free from liability in acting upon any notice, request, consent, certificate, declaration, photocopy, telecopy, guarantee, affidavit or other paper or document or signature believed by the Corporation to be genuine and to have been signed by the proper Person or Persons or by the Person or Persons purporting to having signed the same.

ARTICLE SIX

EFFECTIVENESS AND TERMINATION

Section 6.01 Effective Date: This Agreement shall become effective on the IPO Date provided that the IPO Date occurs prior to <>, 2005. If the IPO Date does not occur prior to <>, 2005 this Agreement shall be of no force or effect whatsoever.

Section 6.02 Termination Date: This Agreement shall terminate as of the Termination Time on the first anniversary of the IPO Date. Notwithstanding any other provision of this Agreement, the termination of this Agreement shall not affect the rights of the Corporation set out in section 5.02 hereof.

ARTICLE SEVEN

GENERAL

Section 7.01 Notice and Deliveries to Shareholders: Any receipt, certificate, notice or other document required to be given or sent, or which may be given or sent, to any Shareholder or Registered Holder shall be sufficiently given if sent by prepaid courier, or if mailed by registered mail, postage prepaid, to such Shareholder or Registered Holder at the address of such Shareholder or Registered Holder as it appears on schedule A attached hereto beside the name of such Shareholder or Registered Holder respectively or as such Shareholder or Registered Holder shall otherwise direct the Corporation in writing at least five business days prior to the date on which the receipt, certificate, notice or other document is given or sent or by such other manner as is acceptable to the Corporation and applicable Shareholder or Registered Holder. Every receipt, certificate, notice or document so mailed shall be effective whether or not actually received and such notice shall for all purposes be deemed to have been received on the third business day following the date of mailing thereof.

Section 7.02 Notice to Corporation: Any certificate, notice or other document required to be given or sent, or which may be given or sent, to the Corporation hereunder shall be sufficiently given if send by prepaid courier or given by telecopier to the Corporation, at Suite 104, 10 Inverness Drive East, Denver, Colorado 80112, Attention: the President, Telecopy No. 303-799-9017 with a copy to Fasken Martineau DuMoulin LLP, Suite 4200, 66 Wellington Street West, Toronto, Ontario M5K 1N6, Attention: Michael Bourassa, Telecopy No. 416-364-7813 or such other address as the Corporation may from time to time designate by written notice to the Shareholders and the Registered Holders.

Section 7.03 Counterparts: This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which taken together shall constitute one instrument.

Section 7.04 Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein without reference to conflict of laws provisions. Each of the parties hereto hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 7.05 Severability: If in any judicial proceeding a court shall refuse to enforce any of the provisions of this Agreement, then such unenforceable provision shall be deemed severed and eliminated from this Agreement for the purpose of those proceedings to the extent necessary to permit the remaining provisions to be enforced.

Section 7.06 Binding Effect: This Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors, assigns, heirs and legal representatives, as the case may be. This Agreement and the rights and obligations of the parties hereunder may not be assigned without the prior written consent of the other parties hereto.

Section 7.07 Time of Essence: Time shall be of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

INTERNATIONAL ROYALTY CORPORATION

By: *"Douglas B. Silver"* c/s

Date: February 3rd, 2005

David MacKenzie

"signed"
Witness

By: *"David MacKenzie"* c/s

Date: *"February 14, 2005"*

HAYWOOD SECURITIES INC. ITF DAVID MACKENZIE

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

FABAN VENTURES LTD.

By: *"signed"* c/s

Date: *"February 9, 2005"*

HAYWOOD SECURITIES INC. ITF FABAN VENTURES LTD.

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

CLARION FINANZ AG

By: *"signed"* c/s

Date: *"February 7, 2005"*

Anna Clark

"signed"
Witness

By: *"John Tognetti (Power of Attorney)"* c/s

Date: *"February 15, 2005"*

HAYWOOD SECURITIES INC. ITF ANNA CLARK

By: *"Frank Stronach"* c/s

Date: *"February 15, 2005"*

Kenneth Fahlman

"signed"
Witness

By: *"Kenneth Fahlman"* c/s

Date: *"February 11, 2005"*

HAYWOOD SECURITIES INC. ITF KENNETH FAHLMAN

By: *"Frank Stronach"* c/s

Date: *"February 15, 2005"*

Peter Ross

"signed" Witness	By:	*"Peter Ross"*	c/s
	Date:	*"February 7, 2005"*	

HAYWOOD SECURITIES INC. ITF PETER J. ROSS

By:	*"Frank Stronach"*	c/s
Date:	*"February 14, 2005"*	

John Rybinski

"signed" Witness	By:	*"John Rybinski"*	c/s
	Date:	*"February 7, 2005"*	

HAYWOOD SECURITIES INC. ITF JOHN RYBINSKI

By:	*"Frank Stronach"*	c/s
Date:	*"February 15, 2005"*	

Polam Lee

"signed" Witness	By:	*"Polam Lee"*	c/s
	Date:	*"February 8, 2005"*	

HAYWOOD SECURITIES INC. ITF POLAM LEE

By:	*"Frank Stronach"*	c/s
Date:	*"February 14, 2005"*	

BANTRY BAY PROPERTIES INC.

By: *"signed"* c/s

Date:

HAYWOOD SECURITIES INC. ITF BANTRY BAY PROPERTIES INC.

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

FRONT STREET INVESTMENT MANAGEMENT

By: *"signed"* c/s

Date: *"February 8, 2005"*

JAYVEE & CO. AC FSCF4333302

By: *"Jayvee & Co."* c/s

Date: *"February 9, 2005"*

Jim Le Nobel

"signed"
Witness

By: *"Jim Le Nobel"* c/s

Date: *"February 7, 2005"*

HAYWOOD SECURITIES INC. ITF JIM LE NOBEL

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

MOT HOLDINGS INC.

By: *"signed"* c/s

Date: *"February 14, 2005"*

HAYWOOD SECURITIES INC. ITF MOT HOLDINGS INC.

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

GEORGE CROSS NEWSLETTER LTD.

By: *"George Cross"* c/s

Date: *"February 14, 2005"*

HAYWOOD SECURITIES INC. ITF GEORGE CROSS NEWSLETTER LTD.

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

JOHN WHEELER

By: *"John Wheeler"* c/s

Date: *"February 15, 2005"*

HAYWOOD SECURITIES INC. ITF JOHN WHEELER

By: *"Frank Stronach"* c/s

Date: *"February 15, 2005"*

David Lyall

"signed" Witness	By:	*"David Lyall"*	c/s
	Date:	*"February 10, 2005"*	

HAYWOOD SECURITIES INC. ITF DAVID LYALL

	By:	*"Frank Stronach"*	c/s
	Date:	*"February 14, 2005"*	

John E. Hurst

"Gwen Hurst" Witness	By:	*"John E. Hurst"*	c/s
	Date:	*"February 10, 2005"*	

Joan Blanchard

"signed" Witness	By:	*"Joan Blanchard"*	c/s
	Date:	*"February 7, 2005"*	

HAYWOOD SECURITIES INC. ITF JOAN BLANCHARD

	By:	*"Frank Stronach"*	c/s
	Date:	*"February 14, 2005"*	

Richard J. Hall

"signed" Witness	By:	*"Richard J. Hall"*	c/s
	Date:	*"17 Feb 2005"*	

FRASERVIEW ENTERPRISES LTD.

"signed"	By:	*"signed"*	c/s
Witness	Date:		

HAYWOOD SECURITIES INC. ITF FRASERVIEW ENTERPRISES LTD.

By:	*"Frank Stronach"*	c/s
Date:	*"February 14, 2005"*	

Stephen Meyer

"signed"	By:	*"Stephen Meyer"*	c/s
Witness	Date:	*"February 7, 2005"*	

HAYWOOD SECURITIES INC. ITF STEPHEN MEYER

By:	*"Frank Stronach"*	c/s
Date:	*"February 14, 2005"*	

DOLWAR INVEST & TRADE CORP

"signed"	By:	*"signed"*	c/s
Witness	Date:	*"Feb. 8th, 2005"*	

HAYWOOD SECURITIES INC. ITF DOLWAR INVEST & TRADE CORP

By:	*"Frank Stronach"*	c/s
Date:	*"February 14, 2005"*	

Barbara Deglau

"signed" Witness	By:	*"Barbara Deglau"*	c/s
	Date:	*"February 14, 2005"*	

HAYWOOD SECURITIES INC. ITF BARBARA DEGLAU

By:	*"Frank Stronach"*	c/s
Date:	*"February 14, 2005"*	

Dorothy Atkinson

"signed" Witness	By:	*"Dorothy Atkinson"*	c/s
	Date:	*"February 4, 2005"*	

HAYWOOD SECURITIES INC. ITF DOROTHY ATKINSON

By:	*"Frank Stronach"*	c/s
Date:	*"February 14, 2005"*	

Thomas Cunningham

"signed" Witness	By:	*"Thomas Cunningham"*	c/s
	Date:	*"February 4, 2005"*	

HAYWOOD SECURITIES INC. ITF THOMAS CUNNINGHAM

"signed"

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

Dorothy Atkinson

"signed"
Witness

By: *"Dorothy Atkinson"* c/s

Date: *"February 14, 2005"*

HAYWOOD SECURITIES INC. ITF DOROTHY ATKINSON

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

Dorothy Atkinson ITF Patrick Cunningham

"signed"
Witness

By: *"Dorothy Atkinson"* c/s

Date: *"February 14, 2005"*

HAYWOOD SECURITIES INC. ITF DOROTHY ATKINSON ITF PATRICK CUNNINGHAM

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

Dr. Morris Hestrin

_______________ Witness	By: *"Morris Hestrin"*	c/s
	Date: *"February 11, 2005"*	

HAYWOOD SECURITIES INC. ITF DR. MORRIS HESTRIN

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

Glenn R. Brown

"signed" Witness	By: *"Glenn R. Brown"*	c/s
	Date: *"February 23, 2005"*	

HAYWOOD SECURITIES INC. ITF GLENN BROWN

By: *"Frank Stronach"* c/s

Date: *"February 23, 2005"*

DISCOVERY MANAGEMENT SERVICES LTD.

By: *"signed"* c/s

Date: *"February 7, 2005"*

HAYWOOD SECURITIES INC. ITF DISCOVERY MANAGEMENT SERVICES LTD.

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

William Meyer

"signed"
Witness

By: "William Meyer" c/s

Date: *"February 7, 2005"*

HAYWOOD SECURITIES INC. ITF WILLIAM MEYER

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

Harold Hodgson

"signed"
Witness

By: *"Harold Hodgson"* c/s

Date: *"February 15, 2005"*

HAYWOOD SECURITIES INC. ITF HAROLD HODGSON

By: *"Frank Stronach"* c/s

Date: *"February 15, 2005"*

Richard Bullock

"Silvia Chan" — Witness

By: *"Richard Bullock"* c/s

Date: *"February 11, 2005"*

HAYWOOD SECURITIES INC. ITF RICHARD BULLOCK

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

John D. MacKay

"Betty J. Sanches" — Witness

By: *"John D. MacKay"* c/s

Date: *"February 8, 2005"*

HAYWOOD SECURITIES INC. ITF JOHN D. MACKAY

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

Jim Turner

"signed" — Witness

By: *"Jim Turner"* c/s

Date: *"February 10, 2005"*

HAYWOOD SECURITIES INC. ITF JIM TURNER

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

Leo Nicolaas

"signed"
Witness

By: *"Leo Nicolaas"* c/s

Date: *"February 8, 2005"*

PACIFIC INTERNATIONAL SECURITIES INC. ITF
LEO NICOLAAS

By: *"Pacific International Securities, Inc."* c/s

Date: *"February 8, 2005"*

Marian Nowak

"signed"
Witness

By: *"Marian Nowak"* c/s

Date: *"February 8, 2005"*

PACIFIC INTERNATIONAL SECURITIES INC. ITF
MARIAN NOWAK #1664325

By: *"Pacific International Securities Inc."* c/s

Date: *"February 8, 2005"*

Craig Lees

"signed"
Witness

By: *"Craig Lees"* c/s

Date: *"February 11, 2005"*

PACIFIC INTERNATIONAL SECURITIES INC. ITF
CRAIG LEES A/C 1663343

By: *"Pacific International Securities Inc."* c/s

Date: ______________________

NEON RAINBOW HOLDINGS

"signed"
Witness

By: *"Neon Rainbow Holdings"* c/s

Date: *"February 7, 2005"*

PACIFIC INTERNATIONAL SECURITIES INC. ITF
NEON RAINBOW HOLDINGS A/C 1982339

By: *"Pacific International Securities Inc."* c/s

Date: ______________________

J. Dave Ellis

"signed"
Witness

By: *J. Dave Ellis"* c/s

Date: *"February 8, 2005"*

PACIFIC INTERNATIONAL SECURITIES INC. ITF
J. DAVE ELLIS #2994515

By: *"Pacific International Securities Inc."* c/s

Date: ____________________

Len Brownlie

"signed"
Witness

By: *"Len Brownlie"* c/s

Date: *"February 7, 2005"*

PACIFIC INTERNATIONAL SECURITIES ITF LEN
BROWNLIE #2958684

By: *"Pacific International Securities"* c/s

Date: ____________________

Franklin Cu

"signed"
Witness

By: *"Franklin Cu"* c/s

Date: ____________________

HAYWOOD SECURITIES INC., FRANKLIN CU

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

Joseph Maximillian Cu

"signed"
Witness

By: *"Joseph Maximillian Cu"* c/s

Date: *"February 10, 2005"*

HAYWOOD SECURITIES INC. ITF JOSEPH MAXIMILLIAN CU

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

James W. Mustard

"signed"
Witness

By: *"James W. Mustard"* c/s

Date: *"February 11, 2005"*

HAYWOOD SECURITIES INC. ITF JAMES MUSTARD

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

1536815 ONTARIO LTD.

By: *"signed"* c/s

Date: *"February 8, 2005"*

GRIFFITHS MCBURNEY & PARTNERS
A/C 410-04501-23

By: *"signed"* c/s

Date: *"February 8, 2005"*

Robert Bishop

"Nancy Bishop"
Witness

By: "Robert Bishop" c/s

Date: "February 23, 2005"

HAYWOOD SECURITIES INC. ITF ROBERT BISHOP

By: "Frank Stronach" c/s

Date: "February 23, 2005"

Keith Peck

"signed"
Witness

By: "Keith Peck" c/s

Date: "February 4, 2005"

HAYWOOD SECURITIES INC. ITF KEITH PECK

By: "Frank Stronach" c/s

Date: "February 14, 2005"

MERCALDO FAMILY TRUST

____
Witness

By: "E. Mercaldo" c/s

Date: ______________________

HAYWOOD SECURITIES INC. ITF MERCALDO FAMILY TRUST

By: "Frank Stronach" c/s

Date: "February 14, 2005"

Noelle Tognetti ITF Nicolle, Danielle & Gabriella Tognetti

"signed"
Witness

By: *"Noelle Tognetti"* c/s

Date: *"February 15, 2005"*

HAYWOOD SECURITIES INC. ITF NOELLE TOGNETTI ITF NICOLLE, DANIELLE & GABRIELLA TOGNETTI

By: *"Frank Stronach"* c/s

Date: *"February 15, 2005"*

Raymond Edward Flood

"signed"
Witness

By: *"Raymond Edward Flood"* c/s

Date: *"February 10, 2005"*

HAYWOOD SECURITIES INC.

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

Laurence Guichon

"signed"
Witness

By: *"Laurence Guichon"* c/s

Date: *"February 2005"*

HAYWOOD SECURITIES INC. ITF LAURENCE GUICHON

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

David Elliott

"Signed"
Witness

By: *"David Elliott"* c/s

Date: *"February 9, 2005"*

HAYWOOD SECURITIES INC. ITF DAVID ELLIOTT

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

MILLERD HOLDINGS LTD.

"David Elliot"
Witness

By: *"signed"* c/s

Date: *"February 9, 2005"*

HAYWOOD SECURITIES INC. ITF MILLERD HOLDINGS LTD.

By: *"Frank Stronach"* c/s

Date: *"February 14, 2005"*

SCHEDULE A

SHAREHOLDERS AND REGISTERED HOLDERS

Name and Address of Shareholder	Number of Common Shares Beneficially Owned	Name and Address of Registered Holder	Number of Warrants Beneficially Owned	Name and Address of Registered Holder	Number of Special Warrants Beneficially Owned	Name and Address of Registered Holder
David MacKenzie 1108 Austin Ave, #101 Coquitlam, BC V3K 3P5	0	n/a	0	n/a	30,000	Haywood Securities Inc. ITF David MacKenzie 2000-400 Burrard St. Vancouver, BC V6C 3A6
Faban Ventures Ltd. 3862 W. 33rd Ave Vancouver, BC V6N 2H6	0	n/a	0	n/a	18,750	Haywood Securities Inc. ITF Faban Ventures Ltd. 2000-400 Burrard St. Vancouver, BC V6C 3A6
Clarion Finanz AG Gerbergasse 5 8001 Zurich, Switzerland	0	n/a	0	n/a	312,500	Clarion Finanz AG Gerbergasse 5 8001 Zurich, Switzerland
Anna Clark 11129-85A Ave Delta, BC V4C 7C7	0	n/a	0	n/a	371,250	Haywood Securities Inc. ITF Anna Clark 2000-400 Burrard St. Vancouver, BC V6C 3A6
Kenneth Fahlman 2651 Mathers West Vancouver, BC V7V 23J	0	n/a	0	n/a	30,000	Haywood Securities Inc. ITF Kenneth Fahlman 2000-400 Burrard St. Vancouver, BC V6C 3A6
Peter Ross 4352 Cliffmont Road North Vancouver, BC V6G 1J5	0	n/a	0	n/a	31,250	Haywood Securities Inc. ITF Peter J. Ross 2000-400 Burrard St. Vancouver, BC V6C 3A6

ohn Rybinski 840 Point Grey Road Vancouver, BC V6R 1B4	0	n/a	0	n/a	100,000	Haywood Securities Inc. ITF John Rybinski 2000-400 Burrard St. Vancouver, BC V6C 3A6
Polam Lee 71 Signal Ridge Pl SW Calgary, AB T3H 2P2	0	n/a	0	n/a	62,500	Haywood Securities Inc. ITF Polam Lee 2000-400 Burrard St. Vancouver, BC V6C 3A6
Bantry Bay Properties Inc. #1501-1311 Beach Ave Vancouver, BC V6E 1V6	0	n/a	0	n/a	100,000	Haywood Securities Inc. ITF Bantry Bay Properties Inc. 2000-400 Burrard St. Vancouver, BC V6C 3A6
Front Street Investment Management #400 - 87 Front St East Toronto, ON M5E 1B8	759,943	Jayvee & Co. AC FSCF4333302 PO Box 9 Commerce Court W Securities Level Toronto, ON M5H 4A6	0	n/a	0	n/a
Jim Le Nobel 4098 Marine Drive West Vancouver, BC V7V 1N6	0	n/a	0	n/a	30,000	Haywood Securities Inc. ITF Jim Le Nobel 2000-400 Burrard St. Vancouver, BC V6C 3A6
MOT Holdings Inc. #2-L'Ancresse Mews Route du L'Ancresse Vale, Guernsey AY3 5SJ	0	n/a	0	n/a	50,000	Haywood Securities Inc. ITF MOT Holdings Inc. 2000-400 Burrard St. Vancouver, BC V6C 3A6
George Cross Newsletter Ltd 2288 Mathers Ave West Vancouver, BC V7V 2H5	0	n/a	0	n/a	50,000	Haywood Securities Inc. ITF George Cross Newsletter Ltd. 2000-400 Burrard St. Vancouver, BC V6C 3A6
Haywood Securities Inc. ITF John Wheeler 2000-400 Burrard Street ncouver, BC C 3A6	0	n/a	0	n/a	100,000	Haywood Securities Inc. ITF John Wheeler 2000-400 Burrard St. Vancouver, BC V6C 3A6

David Lyall 100 - 400 Burrard Street Vancouver, BC V6C 3A6	151,989	Haywood Securities Inc. ITF David Lyall 2000-400 Burrard St. Vancouver, BC V6C 3A6	0	n/a	0	n/a
John E. Hurst 314 Gordon Street Guelph, ON N1G 1X6	0	n/a	0	n/a	10,000	John E. Hurst 314 Gordon Street Guelph, Ont N1G 1X6
Joan Blanchard 2336 W. 13th Street Vancouver, BC V6K 1S6	0	n/a	0	n/a	25,000	Haywood Securities Inc. ITF Joan Blanchard 2000-400 Burrard St. Vancouver, BC V6C 3A6
Richard J. Hall 4199 E. Phillips Place Centennial, Colorado 80122	0	n/a	0	n/a	18,750	Richard J. Hall 4199 E. Phillips Place Centennial, Colorado 80122
Fraserview Enterprises Ltd. 1114 - 44A Avenue Langley, BC V3A 8P9	0	n/a	0	n/a	62,500	Haywood Securities Inc. ITF Fraserview Enterprises Ltd. 2000-400 Burrard St. Vancouver, BC V6C 3A6
Stephen Meyer 3942 W. 19th Avenue Vancouver, BC V6S 1E1	0	n/a	0	n/a	12,500	Haywood Securities Inc. ITF Stephen Meyer 2000-400 Burrard St. Vancouver, BC V6C 3A6
Dolwar Invest & Trade Corp Aeulestrase 5 FL 9490 Vaduz Liechtenstein	0	n/a	0	n/a	80,000	Haywood Securities Inc. ITF Dolwar Invest & Trade Corp 2000-400 Burrard St. Vancouver, BC V6C 3A6
Barbara Deglau 310 - 1970 W. 41st Ave Vancouver, BC V6M 1Y4	0	n/a	0	n/a	18,750	Haywood Securities Inc. ITF Barbara Deglau 2000-400 Burrard St. Vancouver, BC V6C 3A6

orothy Atkinson 434 West 2nd Ave Vancouver, BC V6R 1K5	0	n/a	0	n/a	18,750	Haywood Securities Inc. ITF Dorothy Atkinson 2000-400 Burrard St. Vancouver, BC V6C 3A6
Thomas Cunningham 212-5683 Hampton Pl Vancouver, BC	0	n/a	0	n/a	25,000	Haywood Securities Inc. ITF Thomas Cunningham 2000-400 Burrard St. Vancouver, BC V6C 3A6
Dorothy Atkinson 212-5683 Hampton Pl Vancouver, BC	0	n/a	0	n/a	18,750	Haywood Securities Inc. ITF Dorothy Atkinson 2000-400 Burrard St. Vancouver, BC V6C 3A6
Dorothy Atkinson ITF Patrick Cunningham 4434 West 2nd Ave Vancouver, BC V6R 1K5	0	n/a	0	n/a	18,750	Haywood Securities Inc. ITF Dorothy Atkinson ITF Patrick Cunningham 2000-400 Burrard St. Vancouver, BC V6C 3A6
r. Morris Hestrin 243 McMullen Ave. Vancouver, BC V6R 1K5	0	n/a	0	n/a	31,250	Haywood Securities Inc. ITF Dr. Morris Hestrin 2000-400 Burrard St. Vancouver, BC V6C 3A6
Glenn R. Brown 8 Boswell Avenue Toronto, ON	0	n/a	0	n/a	18,750	Haywood Securities Inc. ITF Glenn Brown 2000-400 Burrard St. Vancouver, BC V6C 3A6
Discovery Management Services Ltd. #1650-200 Burrard Street Vancouver, BC V6C 3L6	0	n/a	0	n/a	70,000	Haywood Securities Inc. ITF Discovery Management Services Ltd. 2000-400 Burrard St. Vancouver, BC V6C 3A6
William Meyer 728 Guiltner Street Coquitlam, BC V3J 4M5	0	n/a	0	n/a	18,750	Haywood Securities Inc. ITF William Meyer 2000-400 Burrard St. Vancouver, BC V6C 3A6

arold Hodgson 00-400 Burrard Street Vancouver, BC V6C 3A6	0	n/a	0	n/a	100,000	Haywood Securities Inc. ITF Harold Hodgson 2000-400 Burrard St. Vancouver, BC V6C 3A6
Richard Bullock 19 Ferguson Drive Belfast, Northern Ireland BTH	0	n/a	0	n/a	100,000	Haywood Securities Inc. ITF Richard Bullock 2000-400 Burrard St. Vancouver, BC V6C 3A6
John D. MacKay 21st Floor 650 West Georgia St. Vancouver, BC V6B 4N7	0	n/a	0	n/a	80,000	Haywood Securities Inc. ITF John D. MacKay 2000-400 Burrard St. Vancouver, BC V6C 3A6
Jim Turner 5755 Seaview Place West Vancouver, BC V7W 1R7	0	n/a	0	n/a	100,000	Haywood Securities Inc. ITF Jim Turner 2000-400 Burrard St. Vancouver, BC V6C 3A6
Leo Nicolaas 9251 Arrowsmith ive chmond, BC V7A 4Z5	0	n/a	0	n/a	10,000	Pacific International Securities Inc. ITF Leo Nicolaas 1900-666 Burrard St. Vancouver, BC V6C 3N1
Marian Nowak #100-12500 Vickers Way Richmond, BC V6V 1H9	0	n/a	0	n/a	10,000	Pacific International Securities Inc. ITF Marian Nowak #1664325 1900-666 Burrard St. Vancouver, BC V6C 3N1
Craig Lees 1388 Inglewood Avenue West Vancouver, BC V7T 1Y9	0	n/a	0	n/a	5,000	Pacific International Securities Inc. ITF Craig Lees A/C 1663343 1900-666 Burrard St. Vancouver, BC V6C 3N1
Neon Rainbow Holdings Ltd. 21071 43A Ave. Langley, BC V3A 8A	0	n/a	0	n/a	10,000	Pacific International Securities Inc. ITF Neon Rainbow Holdings Ltd. A/C 1982339 1900-666 Burrard St. Vancouver, BC V6C 3N1

Dave Ellis 50 Sutton Place West Vancouver, BC V7S 2L2	0	n/a	0	n/a	7,500	Pacific International Securities Inc. ITF J. Dave Ellis #2994515 1900-666 Burrard St. Vancouver, BC V6C 3N1
Len Brownlie 5761 Seaview Place West Vancouver, BC V7W 1R7	0	n/a	0	n/a	7,500	Pacific International Securities Inc. ITF Len Brownlie #2958684 1900-666 Burrard St. Vancouver, BC V6C 3N1
Franklin Cu 1091 Richelieu Ave. Vancouver, BC V6H1S9	0	n/a	0	n/a	10,000	Haywood Securities Inc., Franklin Cu 2000-400 Burrard St. Vancouver, BC V6C 3A6
Joseph Maximillian Cu 1091 Richelieu Ave. Vancouver, BC V6H	0	n/a	0	n/a	5,000	Haywood Securities Inc. ITF Joseph Maximillian Cu 2000-400 Burrard St. Vancouver, BC V6C 3A6
mes W. Mustard 96 Cortez Road North Vancouver, BC V7R 4P7	0	n/a	0	n/a	20,000	Haywood Securities Inc. ITF James Mustard 2000-400 Burrard St. Vancouver, BC V6C 3A6
1536815 Ontario Ltd. 17 Doncrest Drive Thornhill, ON L3T 4P6	243,182	1536815 Ontario Ltd. 17 Doncrest Drive Thornhill, ON L3T 4P6	0	n/a	0	n/a
Robert Bishop P.O. Box 1217 Lafeyette, CA 94549 USA	0	n/a	0	n/a	30,000	Haywood Securities Inc. ITF Robert Bishop 2000-400 Burrard St. Vancouver, BC V6C 3A6
Keith Peck 1488 Acadia Road Vancouver, BC V6T 1P6	0	n/a	0	n/a	15,000	Haywood Securities Inc. ITF Keith Peck 2000-400 Burrard St. Vancouver, BC V6C 3A6

Mercaldo Family Trust Dated Oct. 8, 2002 117 6th Street Del Mar, CA 92014 USA	0	n/a	0	n/a	100,000	Haywood Securities Inc. ITF Mercaldo Family Trust 2000-400 Burrard St. Vancouver, BC V6C 3A6
Noelle Tognetti ITF Nicolle, Danielle & Gabriella Tognetti 1950 Hosmer Ave. Vancouver, BC V6J 2S8	1,094,318	Haywood Securities Inc. ITF Nicolle, Danielle & Gabriella Tognetti 2000-400 Burrard St. Vancouver, BC V6C 3A6	0	n/a	0	n/a
Raymond Edward Flood 43 Eagle Creek Road Ketchum, ID 83340 USA	0	n/a	0	n/a	31,250	Haywood Securities Inc. 2000-400 Burrard St. Vancouver, BC V6C 3A6
Laurence Guichon 4260 River Road West Delta, BC V4K 1S1	0	n/a	0	n/a	20,000	Haywood Securities Inc. ITF Laurence Guichon 2000-400 Burrard St. Vancouver, BC V6C 3A6
David Elliott 2466 Westham Island Rd. Delta, BC	0	n/a	0	n/a	15,000	Haywood Securities Inc. ITF David Elliott 2000-400 Burrard St. Vancouver, BC V6C 3A6
Millerd Holdings Ltd. 833 West 3rd Street North Vancouver, BC	0	n/a	0	n/a	50,000	Haywood Securities Inc. ITF Millerd Holdings 2000-400 Burrard St. Vancouver, BC V6C 3A6

SCHEDULE B

TO: [insert name of Shareholder]

AND TO: [insert name of Registered Holder]

RECEIPT

The undersigned hereby acknowledges that ______________________ (the "Shareholder") and ______________________ (the "Registered Holder") have deposited with the undersigned under the pooling agreement dated <>, <> between the Corporation and, among others, the Shareholder and the Registered Holder, certificates representing an aggregate of _________ common shares of the undersigned and certificates representing an aggregate of _________ warrants of the Corporation.

DATED: ____________, _______.

INTERNATIONAL ROYALTY CORPORATION

By: _________________________________ c/s

POOLING AGREEMENT

THIS AGREEMENT dated as of the 3rd day of February, 2005.

B E T W E E N:

THOSE PERSONS WHO HAVE EXECUTED A COUNTERPART OF THIS AGREEMENT AND ARE LISTED ON SCHEDULE A ATTACHED HERETO UNDER THE HEADING "NAME AND ADDRESS OF SHAREHOLDER"

(hereinafter individually referred to as a "Shareholder" and collectively as the "Shareholders")

OF THE FIRST PART

\- and -

THOSE PERSONS WHO HAVE EXECUTED A COUNTERPART OF THIS AGREEMENT AND ARE LISTED ON SCHEDULE A ATTACHED HERETO UNDER THE HEADING "NAME AND ADDRESS OF REGISTERED HOLDER"

(hereinafter individually referred to as a "Registered Holder" and collectively as the "Registered Holders")

OF THE SECOND PART

\- and -

INTERNATIONAL ROYALTY CORPORATION, a corporation continued under the *Canada Business Corporations Act,*

(hereinafter called the "Corporation")

OF THE THIRD PART

WHEREAS the Shareholders beneficially own the common shares of the Corporation set out in schedule A attached hereto beside their respective names and the common shares of the Corporation beneficially owned by each shareholder are registered in the name of the Registered Holder set out in schedule A attached hereto beside the name of such Shareholder;

AND WHEREAS each of the Shareholders has agreed to cause to be delivered, and each of the Registered Holders has agreed to deliver, to the Corporation the certificates representing the common shares of the Corporation beneficially owned by such Shareholder or registered in the name of such Registered Holder and set out in schedule A attached hereto beside the name thereof, such certificates to be held and dealt with by the Corporation in accordance with the provisions of this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants contained herein and dher good and valuable consideration, the receipt and sufficiency of which is

hereby acknowledged by each of the Shareholders, each of the Registered Holders and the Corporation, it is hereby agreed between the Shareholders, the Registered Holders and the Corporation as follows:

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions: In this Agreement, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings unless the context in which such capitalized word or term is used herein otherwise requires:

(a) "Agreement" means this agreement and the schedules attached hereto as the same may be amended or replaced from time to time;

(b) "Corporation" means International Royalty Corporation and the successors thereof;

(c) "Final Release Date" means the 360th day after the IPO Date;

(d) "First Release Date" means the 90th day after the IPO Date;

(e) "IPO Date" means the date on which the common shares of the Corporation are first traded on the Toronto Stock Exchange;

(f) "Other Registered Holders" means all of the Registered Holders other than the applicable Registered Holder;

(g) "Other Shareholders" means all of the Shareholders other than the applicable Shareholder;

(h) "Person" means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

(i) "Release Date" means the first Release Date, the Second Release Date, the Third Release Date or the Fourth Release Date as applicable;

(j) "Second Release Date" means the 180th day after the IPO Date;

(k) "Shares" means the common shares of the Corporation which have been issued and includes any common shares or other securities resulting from such common shares by virtue of any subdivision, consolidation, reclassification or other change of the common shares of the Corporation, the amalgamation, merger or other combination of the Corporation with any other corporation or corporations or any other transaction involving the Corporation or such common shares;

(l) "Term" means the period commencing on the date on which this Agreement becomes effective in accordance with section 6.01 hereof and ending at the Termination Time;

(m) "Termination Time" means 5:00 o'clock in the afternoon, Toronto time, on the date of the termination of this Agreement in accordance with section 6.02 hereof; and

(n) "Third Release Date" means the 270th day after the IPO Date.

Section 1.02 Headings, Etc.: The division of this Agreement into articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement as a whole and not to any particular article, section, subsection or other part hereof and include any agreement which amends this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to articles, sections and subsections are to articles, sections and subsections of this Agreement.

Section 1.03 Number and Gender: Unless the context otherwise requires, in this Agreement words importing the singular number only shall include the plural and vice versa and words importing the use of either gender shall include both genders and the neuter.

Section 1.04 Date for any Action: In the event that any date on which any action is required to be taken hereunder by any party hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

Section 1.05 Schedules: The following schedules attached to this Agreement shall be deemed to be incorporated in and form part of this Agreement:

Schedule	Title
A	Shareholders and Registered Holders
B	Receipt

ARTICLE TWO

ACKNOWLEDGEMENTS, REPRESENTATIONS AND WARRANTIES AND COVENANTS

Section 2.01 Acknowledgements: Each:

(a) Shareholder hereby acknowledges that all the Shares beneficially owned by such Shareholder as of the date of this Agreement are subject to the provisions of this Agreement and that the Registered Holder in whose name such Shares are registered is entering into this Agreement and each Shareholder hereby consents to such Registered Holder entering into, and performing the provisions of, this Agreement; and

(b) Registered Holder acknowledges that all Shares registered in the name of such Registered Holder as of the date of this Agreement are subject to the provisions of this Agreement.

Section 2.02 Representations and Warranties: Each of:

(a) the Shareholders hereby represents and warrants to each of the Other Shareholders and to the Corporation that:

(i) such Shareholder beneficially owns as of the date of this Agreement, the number of Shares set out in schedule A attached hereto beside the name of such Shareholder and such Shares are registered in the name of the

Registered Holder set out in schedule A attached hereto beside the name of such Shareholder;

(ii) no Person has any agreement, option, right or privilege to acquire any part of, or all of, the Shares beneficially owned by such Shareholder as of the date of this Agreement;

(iii) such Shareholder has the full power and authority and lawful right to enter into, and to perform the obligations of such Shareholder under, this Agreement; and

(iv) this Agreement is binding upon and enforceable against such Shareholder in accordance with its terms; and

(b) the Registered Holders hereby represents and warrants to each of the Other Registered Holders and to the Corporation that:

(i) the number of Shares set out in schedule A attached hereto beside the name of such Registered Holder are registered in the name of such Registered Holder;

(ii) such Registered Holder has the full power and authority and lawful right to enter into, and to perform the obligations of such Registered Holder under, this Agreement; and

(iii) this Agreement is binding upon and enforceable against such Registered Holder in accordance with its terms.

The representations and warranties contained in this section 2.02 shall survive the execution, delivery and effectiveness of this Agreement.

Section 2.03 Covenants: Each of:

(a) the Shareholders hereby covenants and agrees with each of the Other Shareholders and the Corporation that until the Termination Time:

(i) such Shareholder will not, and will not enter into any agreement to, sell, transfer, dispose of, pledge or encumber any of the Shares beneficially owned by such Shareholder so long as such Shares are subject to the provisions of this Agreement; and

(ii) such Shareholder will perform the obligations required to be performed by such Shareholder, and will execute and deliver all documents required to be executed and delivered by such Shareholder, under this Agreement, will do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the provisions of this Agreement and will cause the Registered Holder of any Shares beneficially owned by such Shareholder to execute and deliver all documents required to be executed and delivered, and to do all such other acts and things as may be necessary or desirable, in order to carry out and give effect to the provisions of this Agreement; and

(b) the Registered Holders hereby covenants and agrees with each of the Other Registered Holders and the Corporation that until the Termination Time such Registered Holder will perform the obligations required to be performed by such Registered Holder, and will execute and deliver all documents required to be executed and delivered by such Registered Holder, under this Agreement and will do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the provisions of this Agreement.

ARTICLE THREE

DIRECTION WITH RESPECT TO DELIVERY OF SHARES

Section 3.01 Holding of Certificates: All certificates representing Shares held by the Corporation shall be held, and dealt with, by the Corporation in accordance with the provisions of this Agreement.

Section 3.02 Receipts: As soon as practicable after the receipt of any certificates representing Shares, the Corporation shall send to the Shareholder beneficially owning, and to the Registered Holder holding, such Shares a receipt in substantially the form of the receipt attached hereto as schedule B.

ARTICLE FOUR

RELEASE FROM POOL

Section 4.01 Release of Shares: On:

(a) the First Release Date, one-quarter of the Shares beneficially owned by each Shareholder as of the IPO Date and represented by certificates then held by the Corporation shall be released from the provisions of this Agreement;

(b) the Second Release Date, one-quarter of the Shares beneficially owned by each Shareholder as of the IPO Date and represented by certificates then held by the Corporation shall be released from the provisions of this Agreement;

(c) the Third Release Date, one-quarter of the Shares beneficially owned by each Shareholder as of the IPO Date and represented by certificates then held by the Corporation shall be released from the provisions of this Agreement; and

(d) the Final Release Date, all Shares beneficially owned by each Shareholder as of the IPO Date and represented by certificates then held by the Corporation and not previously released pursuant to this section 4.01 shall be released from the provisions of this Agreement;

and on each Release Date the Corporation shall deliver the certificate or certificates representing the appropriate number of Shares to the Shareholder who is the beneficial owner of such Shares in accordance with section 7.01 hereof or as such Shareholder or the Registered Holder of such Shares shall otherwise direct the Corporation in writing at least five business days prior to the applicable Release Date.

Section 4.02 Release and Take-Over Bid: If one or more Persons, each of whom is at arms-length (within the meaning of the *Income Tax Act* (Canada)) with the Corporation and with each associate and affiliate of the Corporation (within the meaning of the *Securities Act* (Ontario)), make a bona fide offer (determined solely in the discretion of the directors of the Corporation) to acquire all of the then outstanding common shares of the Corporation and such offer constitutes a take-over bid within the

meaning of the *Securities Act* (Ontario), all of the Shares represented by certificates then held by the Corporation pursuant to the provisions of this Agreement shall be promptly released from the provisions of this Agreement and the Corporation shall deliver the certificate or certificates representing the Shares beneficially owned by each Shareholder to such Shareholder in accordance with section 7.01 hereof or as such Shareholder or the Registered Holder of such Shares shall otherwise direct the Corporation in writing prior to the date of sending by the Corporation.

ARTICLE FIVE

THE CORPORATION

Section 5.01 Standard of Care and Duties: In the exercise of its rights and the carrying out of its obligations hereunder including, without limitation, in doing any act or thing with respect to the Shares, the Corporation shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Corporation shall not be under any obligation to take any action, do any thing or incur any costs or expenses except as specifically provided in this Agreement.

Section 5.02 Interpretation and Advisors:

(a) The Corporation is authorized and empowered to construe this Agreement and its reasonable construction and interpretation made in good faith shall be conclusive and binding upon all parties hereto.

(b) The Corporation may consult with counsel, which may be counsel to any Shareholder, any Registered Holder or to the Corporation, and any action under this Agreement taken or suffered in good faith by it in accordance with the opinion of such counsel shall be conclusive and binding upon the parties hereto, and the Corporation shall be fully protected and be subject to no liability in respect thereof.

(c) The Corporation shall not be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law nor for anything which it may do or refrain from doing in good faith, nor shall the Corporation have any accountability hereunder, except for the negligence, wilful default or misconduct of the Corporation.

(d) The Corporation shall always be protected and free from liability in acting upon any notice, request, consent, certificate, declaration, photocopy, telecopy, guarantee, affidavit or other paper or document or signature believed by the Corporation to be genuine and to have been signed by the proper Person or Persons or by the Person or Persons purporting to having signed the same.

ARTICLE SIX

EFFECTIVENESS AND TERMINATION

Section 6.01 Effective Date: This Agreement shall become effective on the IPO Date provided that the IPO Date occurs prior to March 15, 2005. If the IPO Date does not occur prior to March 15, 2005 this Agreement shall be of no force or effect whatsoever.

Section 6.02 Termination Date: This Agreement shall terminate as of the Termination Time on the first anniversary of the IPO Date. Notwithstanding any other provision of this Agreement, the termination of this Agreement shall not affect the rights of the Corporation set out in section 5.02 hereof.

ARTICLE SEVEN

GENERAL

Section 7.01 Notice and Deliveries to Shareholders: Any receipt, certificate, notice or other document required to be given or sent, or which may be given or sent, to any Shareholder or Registered Holder shall be sufficiently given if sent by prepaid courier, or if mailed by registered mail, postage prepaid, to such Shareholder or Registered Holder at the address of such Shareholder or Registered Holder as it appears on schedule A attached hereto beside the name of such Shareholder or Registered Holder respectively or as such Shareholder or Registered Holder shall otherwise direct the Corporation in writing at least five business days prior to the date on which the receipt, certificate, notice or other document is given or sent or by such other manner as is acceptable to the Corporation and applicable Shareholder or Registered Holder. Every receipt, certificate, notice or document so mailed shall be effective whether or not actually received and such notice shall for all purposes be deemed to have been received on the third business day following the date of mailing thereof.

Section 7.02 Notice to Corporation: Any certificate, notice or other document required to be given or sent, or which may be given or sent, to the Corporation hereunder shall be sufficiently given if send by prepaid courier or given by telecopier to the Corporation, at Suite 104, 10 Inverness Drive East, Denver, Colorado 80112, Attention: the President, Telecopy No. 303-799-9017 with a copy to Fasken Martineau DuMoulin LLP, Suite 4200, 66 Wellington Street West, Toronto, Ontario M5K 1N6, Attention: Michael Bourassa, Telecopy No. 416-364-7813 or such other address as the Corporation may from time to time designate by written notice to the Shareholders and the Registered Holders.

Section 7.03 Counterparts: This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which taken together shall constitute one instrument.

Section 7.04 Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein without reference to conflict of laws provisions. Each of the parties hereto hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 7.05 Severability: If in any judicial proceeding a court shall refuse to enforce any of the provisions of this Agreement, then such unenforceable provision shall be deemed severed and eliminated from this Agreement for the purpose of those proceedings to the extent necessary to permit the remaining provisions to be enforced.

Section 7.06 Binding Effect: This Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors, assigns, heirs and legal representatives, as the case may be. This Agreement and the rights and obligations of the parties hereunder may not be assigned without the prior written consent of the other parties hereto.

Section 7.07 Time of Essence: Time shall be of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

INTERNATIONAL ROYALTY CORPORATION

By: *"Douglas B. Silver"* c/s

Date: February 3, 2005

Rene G. Carrier

Witness

By: *"Rene G. Carrier"* c/s

Date: February 3, 2005

Gordon J. Fretwell

Witness

By: *"Gordon J. Fretwell"* c/s

Date: February 3, 2005

David R. Hammond

Witness

By: *"David R. Hammond"* c/s

Date: February 3, 2005

Douglas J. Hurst

Witness

By: *"Douglas J. Hurst"* c/s

Date: February 3, 2005

James R. Jensen

Witness

By: *"James R. Jensen"* c/s

Date: February 3, 2005

Tu L. Li

_______________ By: *"Tu L. Li"* c/s
Witness

Date: February 3, 2005

Robert W. Schafer

_______________ By: *"Robert W. Schafer"* c/s
Witness

Date: February 3, 2005

Douglas B. Silver

_______________ By: *"Douglas B. Silver"* c/s
Witness

Date: February 3, 2005

George S. Young

_______________ By: *"George S. Young"* c/s
Witness

Date: February 3, 2005

SCHEDULE A

SHAREHOLDERS AND REGISTERED HOLDERS

Name and Address of Shareholder	Number of Common Shares Beneficially Owned	Name and Address of Registered Holder
Rene G. Carrier 1731 Rufus Drive North Vancouver, BC V7J 3L8	400,000	Rene G. Carrier 1731 Rufus Drive North Vancouver, BC V7J 3L8
Gordon J. Fretwell 467 Hadden Drive, West Vancouver, BC V7S 1G4	400,00	Gordon J. Fretwell 467 Hadden Drive, West Vancouver, BC V7S 1G4
David R. Hammond 2406 Glenhaven Drive, Highlands Ranch, Colorado USA 80126	100,000	David R. Hammond 2406 Glenhaven Drive, Highlands Ranch, Colorado USA 80126
Douglas J. Hurst 915 Innes Street, Nelson, BC V1L 5G7	810,001	Douglas J. Hurst 915 Innes Street, Nelson, BC V1L 5G7
James R. Jensen 10890 East Powers Drive, Englewood, Colorado, USA 80111	50,000	James R. Jensen 10890 East Powers Drive, Englewood, Colorado, USA 80111
Tu L. Li 7632 So Cottonwood Mtn, Littleton, Colorado USA 80127	70,000	Tu L. Li 7632 So Cottonwood Mtn, Littleton, Colorado USA 80127
Robert W. Schafer 6287 Vintage Oak Lane, Salt Lake City, Utah USA 81421	250,000	Robert W. Schafer 6287 Vintage Oak Lane, Salt Lake City, Utah USA 81421
Douglas B. Silver 3891 East Irwin Place, Littleton, Colorado USA 80122	1,020,000	Douglas B. Silver 3891 East Irwin Place, Littleton, Colorado USA 80122
George S. Young 10 Inverness Drive East, Suite 104 Englewood, Colorado USA 80112	500,000	George S. Young 10 Inverness Drive East, Englewood, Colorado USA 80112

SCHEDULE B

TO: [insert name of Shareholder]

AND TO: [insert name of Registered Holder]

RECEIPT

The undersigned hereby acknowledges that ______________________ (the "Shareholder") and ______________________ (the "Registered Holder") have deposited with the undersigned under the pooling agreement dated February 3, 2005 between the Corporation and, among others, the Shareholder and the Registered Holder, certificates representing an aggregate of _________ common shares of the Corporation.

DATED: ___________, _______.

INTERNATIONAL ROYALTY CORPORATION

By: ________________________________ c/s

THIS AGREEMENT made as of the 22nd day of February, 2005.

BETWEEN:

INTERNATIONAL ROYALTY CORPORATION a company duly continued under the laws of Canada (the "**Company**")

OF THE FIRST PART

- and -

CIBC MELLON TRUST COMPANY a company existing under the laws of Canada and having a registered office in the City of Toronto, Ontario ("**CIBC Mellon**")

OF THE SECOND PART

WHEREAS:

The Company wishes to appoint CIBC Mellon as its transfer agent, registrar and dividend disbursing agent and CIBC Mellon wishes to accept such appointment;

NOW THEREFORE, in consideration of the mutual premises and agreements contained in this Agreement, the parties covenant and agree as follows:

1. The Company hereby appoints CIBC Mellon as of the date of this Agreement (the "Effective Date"), its:

   (a) transfer agent and registrar to keep the register of shareholders and the register of transfers at its principal office(s) in the {Name of City or Cities} for the {number of} shares (the "Shares") in the capital of the Company; and

   (b) dividend disbursing agent to disburse dividends which may be declared from time to time on the Shares of the Company and CIBC Mellon be and is hereby authorized to and directed to pay such dividends as may be declared by the Board of Directors of the Company from time to time after receipt by CIBC Mellon at its principal office of certified copy of the resolution of the Board of Directors declaring such dividends.

   CIBC Mellon (the "Transfer Agent") accepts such appointment upon the terms hereinafter set forth.

2. The Transfer Agent shall keep and maintain at its principal office:

   (a) the register of transfers for the Shares wherein shall be recorded all transfers of Shares and the date and other particulars of each transfer; and

(b) the register of holders of the Shares in which shall be recorded the names alphabetically arranged of all persons who are registered holders of Shares and the address of every such person while a holder of such Shares, the number of Shares held by each holder, it being represented by the Company that all Shares heretofore allotted and issued are fully paid and non-assessable and that with respect to future allotments of Shares, unless the Company otherwise notifies the Transfer Agent, the Transfer Agent shall issue and regard such Shares as fully paid.

3. Subject to any federal and provincial Canadian laws and governmental regulations in force from time to time ("Applicable Laws") and to any general or particular instructions that the Company may from time to time give to the Transfer Agent, the Transfer Agent shall permit transfers of Shares to be made in the said register of transfers by holders of Shares or by their duly authorized attorneys and shall cancel certificates for Shares surrendered for the purpose of such transfer and, upon payment of all proper transfer taxes, shall countersign and register and deliver to the shareholders entitled thereto or their agents share certificates in respect of the Shares held by or transferred to them respectively.

4. When a certificate is presented to the Transfer Agent for the purpose of transfer, transfer of any of the Shares in respect of which such certificate was issued may be refused by the Transfer Agent until it is satisfied that such certificate is valid, that the endorsement thereon is genuine and that the transfer requested is legally authorized. The Transfer Agent shall not incur any liability by refusing in good faith to effect any transfer which, in its judgment, is improper or unauthorized, provided that in performing its duties and obligations pursuant to this Agreement it shall not be required at any time to do or procure the doing of anything contrary to or in breach of or which constitutes an offense against any Applicable Law.

5. The Transfer Agent shall be entitled to treat as valid any certificate for Shares purporting to have been issued by or on behalf of the Company prior to the Effective Date and the Company shall indemnify and save harmless the Transfer Agent from any liability or claims that may be made against it by reason of it treating any such certificate as valid and the Transfer Agent is hereby expressly relieved from any duty or obligation to verify the signature or the authority to sign of the person or persons purporting to sign any such certificate of behalf of the Company or on behalf of any other institution heretofore appointed the transfer agent and registrar of the Shares.

6. Forthwith after the allotment of Shares allotted on or after the Effective Date, the Company shall deliver to the Transfer Agent a copy of the resolution of allotment thereof, certified under the corporate seal of the Company.

7. The Company agrees that on and after the Effective Date and so long as this Agreement remains in force, no certificates for Shares will be issued or if issued will be valid unless and until countersigned by the Transfer Agent (or a validly appointed co-transfer agent).

8. Notwithstanding any other provisions of this Agreement, the Transfer Agent, may without further approval of the Company:

    (a) issue and register new certificates for Shares under its Master Lost Instrument Bond, in replacement of certificates represented to have been lost, destroyed or stolen upon receipt of an Affidavit of Loss and Indemnity Agreement satisfactory to the Transfer Agent; and

    (b) register a transfer of Shares standing in the name of a decedent, under its Master Lost Instrument Bond and Waiver of Probate Bond, in the case of transmission of Shares of a decedent where no administration is contemplated, upon receipt of an Indemnity Agreement satisfactory to the Transfer Agent.

9. Specimen signatures of the officers of the Company authorized to sign in their respective capacities certificates for Shares issued on or after the Effective Date shall forthwith be lodged by the Company with the Transfer Agent at its principal office in sufficient number for the purpose of comparison with signatures appearing on any such certificate presented to the Transfer Agent. The Transfer Agent shall be protected and held harmless in acting upon any such signature believed by it in good faith to be genuine and, when any such officer or person ceases to be so authorized, written notice of such fact shall immediately be given by the Company to the Transfer Agent at its principal office.

10. The Transfer Agent shall from time to tune as required by the Company supply it with lists of holders of Shares as shown by the register or registers hereinafter referred to showing the name and registered address of and the number of Shares held by each such registered shareholder and shall likewise supply any other statements, lists, entries, information and material concerning transfers of Shares or any other matters undertaken by the Transfer Agent as transfer agent and registrar.

11. The Transfer Agent may use its own judgment in the performance of its duties hereunder but at any time it may apply to the Company or to counsel for the Company or to its own counsel, at the expense of the Company, for instructions or advice, including without limitation non-Canadian counsel to resolve any foreign law issues that may arise as a result of the Company or any other party being subject to the laws or regulations of any foreign jurisdiction.

12. The Company will fully indemnify and hold the Transfer Agent harmless from and against any and all actions and suits whether groundless or otherwise and fom and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liabilities arising directly or indirectly out of its agency relationship to the Company, including without limitation as may arise out of a misrepresentation in or breach of Section 14 of this Agreement, except for any liability arising out of the negligence, willful misconduct or bad faith by CIBC Mellon. The Transfer Agent shall be under no obligation to prosecute or defend any action or suit in respect of such agency which may involve it in expenses or liabilities, but will do so at the request of the Company and the Company shall on request, furnish satisfactory funding and indemnity against such expenses or liabilities.

13. The said appointment of the Transfer Agent shall continue until terminated by 90 days' notice by either party hereto to the other, provided that the Company shall not be entitled to terminate such appointment within one year from the Effective Date and that upon termination of such appointment the Company shall pay to the Transfer Agent:

    (a) the fees payable to the Transfer Agent and outstanding on the date of termination;

    (b) an amount of at least 15% of its last annual remuneration to provide for expenses of subsequent enquiries and correspondence; and

    (c) an amount to reimburse the Transfer Agent for ongoing storage fees for the storage of the Company's records.

14. The Company hereby:

    (a) covenants to forthwith notify the Transfer Agent if, due to the Company's actions or status, including without limitation its jurisdiction of incorporation or continuation, residency or the listing or trading of the Shares; (i) the Transfer Agent is required to be registered or qualified in a foreign jurisdiction in order to carry out any of its functions hereunder, or (ii) a co-transfer agent is required to be appointed or has been appointed to act in relation to the Shares;

    (b) represents and warrants to the Transfer Agent that the Shares are not: (i) securities that are registered or are required to be registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") or (ii) securities which are exempt from registration under Section 12 of the Exchange Act as a result of reliance on the exemption from registration provided by subsection 12(g)(2)(B) or 12(g)(2)(G) of the Exchange Act; and

    (c) covenants to notify the Transfer Agent before the Shares become: (i) securities that are registered or are required to be registered under Section 12 of the Exchange Act or (ii) securities which are exempt from registration under Section 12 of the Exchange Act as a result of reliance on the exemption from registration provided by subsection 12(g)(2)(B) or 12(g)(2)(G) of the Exchange Act.

15. The remuneration of the Transfer Agent for its services as aforesaid shall be such as may from time to time be agreed upon by the Company and the Transfer Agent and the Company shall reimburse the Transfer Agent for all expenses of stationery and legal and other out-of-pocket expenses incurred by the Transfer Agent in carrying out its duties under this Agreement. The Company agrees to keep confidential the details of any such fee schedule or remuneration proposals or agreement it receives from the Transfer Agent.

16. The Company shall notify the Transfer Agent in writing of any Tax Obligations in connection with services rendered under this Agreement. The Company shall direct the Transfer Agent with respect to the performance of such Tax Obligations and shall provide the Transfer Agent with the necessary funds and all information required by the Transfer Agent to fund, pay or meet such Tax Obligations. The Transfer Agent shall use reasonable efforts, based upon available information to assist the Company with

respect to any Tax Obligations. For the purpose of this section "Tax Obligations" means the responsibility for payment of taxes (including related interest and penalties), withholding of taxes, certification, reporting and filing requirements.

17. The Company agrees to indemnify the Transfer Agent in connection with the services rendered under this Agreement from and against any present or future taxes, (except for taxes based upon the net income of the Transfer Agent) duties, assessments or other charges of whatsoever nature imposed or levied on behalf of Canada or any province or political subdivision thereof or any authority or agency therein or thereof or any foreign authority having power to tax or sanction unless such taxes, sanctions, duties, assessments or charges are required to be deducted or withheld by law or by administration of such law by the Transfer Agent.

18. The Transfer Agent may retain any cash balance held in connection with this Agreement and may, but need not, hold same in its deposit department or the deposit department of one of its Affiliates; but the Transfer Agent and its Affiliates shall not be liable to account for any profit to the Company or any other person or entity other than at a rate, if any, established from time to time by the Transfer Agent or one of its Affiliates. For the purpose of this Section, "Affiliate" means affiliated companies within the meaning of the Business Corporations Act (Ontario) ("OBCA"); and includes Canadian Imperial Bank of Commerce, CIBC Mellon Global Securities Services Company and Mellon Bank, N.A. and each of their affiliates within the meaning of the OBCA.

19. The Company shall at all times during the term of this Agreement comply with all Applicable Laws including without limitation all applicable privacy legislation and regulations. Without limiting the foregoing, the Company shall obtain from its shareholders such consents relating to the collection, use and disclosure of shareholder personal information, as may be required by law, if any, in order for the Transfer Agent to carry out its obligations under this Agreement.

20. The Transfer Agent will faithfully carry out and perform its duties hereunder and upon termination of its appointment and upon payment by the Company to the Transfer Agent of all moneys owing to the Transfer Agent hereunder shall deliver over to the Company the registers maintained by it hereunder and any documents connected therewith or with the business of the Company transacted hereunder.

21. The provisions of Sections 12, 18 and 20 shall survive the termination of this Agreement.

22. Any corporation or other entity resulting from any merger or consolidation to which the Transfer Agent may be a party or which succeeds to the business of the Transfer Agent or to which substantially all of the assets of the Transfer Agent maybe transferred while the Transfer Agent continues to act as transfer agent, shall be the successor to the Transfer Agent hereunder without any further act or formality with like effect as if such successor transfer agent had originally been named as the Transfer Agent herein. Any corporation or other entity resulting from any merger or consolidation to which the Company may be a party or which succeeds to the business of the Company, or to which substantially all the assets of the Company may be transferred, shall be the successor to the Company

hereunder without any further act or formality with like effect as if such successor company had originally been named as the Company herein.

23. All payments and notices to be made or given pursuant to this Agreement shall be made in writing and mailed by first class insured letter postage prepaid, delivered by hand or, in the case of a notice, delivered by facsimile. Any payment or notice so mailed shall be deemed to have been given and received by the addressee on the third business day next following the day on which such payment or notice is mailed; any payment or notice so delivered shall be deemed to have been given on the delivery date; and, in the case of a notice which is delivered by facsimile, such notice shall be deemed to have been given upon receipt by the sender of a confirmation of successful transmission, at the offices and to the parties at the address shown below. An original of such notice shall be mailed within 3 business days of the transmission of the notice by facsimile:

If mailed or delivered by hand to the Transfer Agent:

CIBC Mellon Trust Company

Attention: Account Manager

If delivered by facsimile to the Transfer Agent:

Facsimile No.:

Attention: Account Manager

If to the Company:

International Royalty Corporation
Suite 104 - 10 Inverness Drive East, Suite 104
Englewood, Colorado
USA 80112
Attention: The President
Facsimile No.:(303) 799-9017

24. This Agreement shall be interpreted in accordance with the laws of the Province of Ontario and any actions, proceedings or claims or disputes regarding it shall be commenced in the courts of the Province of Ontario.

AS WITNESS the corporate seals of the parties hereto and the counter signatures of their respective officers duly authorized in that behalf.

CIBC MELLON TRUST COMPANY

Per: *"Warren Jansen"*
Name: Warren Jansen

Per: *"Susan Clough"*
Name: Susan Clough

INTERNATIONAL ROYALTY CORPORATION

Per: *"Douglas B. Silver"*
Name: Douglas B. Silver
Title: Chairman and Chief Executive Officer



FRASER MILNER CASGRAIN LLP

February 4, 2005

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island, Registrar of Securities
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: International Royalty Corporation
Financing / Winter 2005

We refer to the prospectus dated February 3, 2005 (the "Prospectus") of International Royalty Corporation (the "Corporation").

We hereby consent to the reference to our firm name and our opinion under the heading "Eligibility for Investment" in the Prospectus and to the reference to our firm name on the face page of the Prospectus and under the heading "Expert" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the addressees named herein and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

Fraser Milner Casgrain LLP

FRASER MILNER CASGRAIN LLP

1 First Canadian Place 100 King Street West Toronto ON Canada M5X 1B2 Telephone (416) 863-4511 Fax (416) 863-4592 www.fmc-law.com
Montréal Ottawa Toronto Edmonton

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com

FASKEN MARTINEAU

February 4, 2005

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Registrar of Securities
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: International Royalty Corporation

We refer to the (final) long form prospectus dated February 3, 2005 (the "Prospectus") of International Royalty Corporation.

We hereby consent to the reference to our firm name on page 2 of the Prospectus and under the heading "Experts" in the Prospectus and to the reference to our firm name and to the use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations (as defined in the Canadian securities legislation) in the information contained in the Prospectus that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to, in whole or in part, in the Prospectus or any other document and should not be relied upon for any other purpose.

Yours truly,

"Fasken Martineau DuMoulin LLP"

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

February 3, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Dear Sirs:

We refer to the prospectus of International Royalty Corporation (the "Company") dated February 3, 2005 relating to the sale and issue of common shares and the distribution of other securities of the Company.

We consent to the use in the above-mentioned prospectus of our report dated October 22, 2004 (except as to Note 12, which is as of February 3, 2005) to the directors of the Company on the following financial statements:

- Consolidated balance sheet as at December 31, 2003; and
- Consolidated statement of operations, stockholders' equity and cash flows for the period from May 7, 2003 (date of incorporation) to December 31, 2003.

In addition, we consent to the use of our report dated February 3, 2005 to the directors of the Company on the unaudited pro forma consolidated balance sheet as at September 30, 2004 and the unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2004 and for the period from May 7, 2003 to December 31, 2003.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated

financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) PricewaterhouseCoopers LLP

Chartered Accountants



INTERNATIONAL ROYALTY
CORPORATION

DECEMBER 6, 2004

Mr. David Fawcett
4920 Weaver Drive
Delta, BC, V4M 1R6

RE: Binding Letter Agreement for the Purchase of 20.3% a 1.0% FOB royalty on the Wolverine Coal Licenses as described in Appendix A (herein "Coal Royalties")

Dear Mr. Fawcett:

International Royalty Corporation ("IRC") hereby offers to purchase from David Fawcett or any applicable affiliate thereof ("the Seller"), the Seller's interest in the Coal Royalties described in Exhibit A, attached hereto, pursuant to the terms of this Letter Agreement, as may be modified under a definitive agreement entered into as hereinafter provided. This Letter Agreement and the offer made herein are based upon the terms and subject to the conditions set forth below. Acknowledging that this offer is unsolicited, it has therefore been made without the benefit of reviewing certain title and other information in your possession. We have prepared this offer using publicly available information and information provided by the Seller. We hope to expeditiously review any additional information you may make available to us in order to remove certain of the conditions to which this Letter Agreement is subject. Upon your execution of this Letter Agreement, however, it shall become a binding agreement on the Seller and IRC setting forth the terms and conditions under which the parties will be bound to proceed to formalize a definitive agreement (if necessary) for the purchase described above and close said purchase. This Letter Agreement and any amendments hereto shall be fully binding on the parties until such time as it may be superceded and replaced by a definitive purchase agreement incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated herein.

<u>PURCHASE PRICE</u>: IRC hereby offers to pay to the Seller a total purchase price of Cdn$1,250,000 (One Million, Two Hundred and Fifty Thousand Dollars) consisting of $312,500 cash and $937,500 worth of common stock (or units, if the Initial Public Offering (herein "IPO") includes a warrant) of IRC, priced at the price offered at the IPO of IRC currently being planned. Said purchase price will be paid as of the closing of the Initial Public Offering. The shares will be subject to restrictions, if any, imposed by the appropriate regulatory authorities.



CONDITIONS TO PURCHASE THE ROYALTY:

Following are the conditions to which our offer to purchase the Royalty is subject:

1. Any purchase rights or rights of refusal to which the "Coal Royalties" are subject are waived.
2. Successful acquisition of the Voisey's Bay 2.70% NSR royalty.
3. Satisfactory legal due diligence verifying title interest in and to the "Coal Royalties".
4. Satisfactory review of all tax issues related to this transaction.
5. Satisfactory completion of a National Instruments 43-101 report by an independent and qualified third party, to the extent required, if any.
6. Completion of the contemplated Initial Public Offering by IRC in conjunction with a listing of IRC's shares on a public stock exchange in Canada on or before March 15, 2005.
7. It is intended and Fawcett will confirm that the purchase is of a contract right only and is not a purchase of the type of real property interest that would give rise to any environmental or other real property related liability.
8. Formal corporate and regulatory approvals as required by the parties.
9. Closing to occur within five business days of completion of IRC's Initial Public Offering, with IRC acting in good faith and using its best efforts to complete the financing as soon as possible.
10. The Seller will, to the extent possible within regulatory disclosure requirements, keep the name of IRC confidential unless and until IRC consents to the release of information relating hereto.

It is agreed that, if requested by the Seller, a joint election shall be made by the Seller as transferor and by IRC as transferee under subsection 85(1) of the *Income Tax Act* at such agreed amount as may be designated by the Seller within the limits allowed thereunder (or such other subsection of the *Income Tax Act*, as mutually agreed upon by both parties to this Agreement), respecting the transfer of the Coal Royalties to IRC by the Seller, at such amount as may be determined by the Seller in conformity with the provisions of such subsection (or such other subsection of the *Income Tax Act*, as mutually agreed upon by both parties to this Agreement). In any event, the tax effect to the Seller shall not be less favourable than it would have been under subsection 85(1).

If the foregoing meets with your approval, and you desire to proceed with the purchase and sale of your interest as described above, and as provided herein, please so indicate and affirm by executing a copy of this Letter Agreement and returning a copy to International Royalty



Corporation. Following your execution hereof, the parties will be obligated to negotiate in good faith a definitive purchase agreement (to the extent the same is necessary) incorporating the material terms of this Letter Agreement and such other terms as are customary in transactions of the type contemplated herein. In addition, the parties will be obligated to proceed diligently and in good faith to complete the due diligence process, and IRC will be obligated to use its best efforts to arrange financing.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this Letter Agreement.

ACCEPTED AND AGREED TO THIS 6th DAY OF DECEMBER 2004

INTERNATIONAL ROYALTY CORPORATION

President and Director

ACCEPTED AND AGREED TO THIS 7th DAY OF DECEMBER, 2004
David Fawcett

By ______________________

EXHIBIT A PROPERTY DESCRIPTION

Royalties:

0.203 % Mt. Speiker, Perry Creek and Hermann, collectively known as the Wolverine Group.

Land Description.

Project	Property	Tenure No.	Hectares
Wolverine	Mt. Speiker	381711 to 381717, 37597, 379598 and 379600	Approx 3,000
Wolverine	Perry Creek	379594 to 379596, 379601,383177 to 383179 and three other licenses under application.	Approx 3,000
Wolverine	Hermann	383180 to 383183	Approx 1,200
Brazion	Brazion	366054, 366091 to 366093	Approx 1,000
Brazion	West Brazion	379579 to 379582 and 379585	Approx 2,500



INTERNATIONAL ROYALTY
CORPORATION

Mr. Lawrence Barry
Hunter Exploration Group
625 Howe Street, Suite 1440
Vancouver, British Columbia
Canada V6C 2T6

November 24, 2004

RE: Binding Letter Agreement for the Purchase of 50% of Hunter's Gross Overriding Royalties in the Aviat One Syndicate Covering Approximately 5,500,000 Acres

Dear Mr. Barry:

International Royalty Corporation ("IRC") hereby offers to purchase from Hunter Exploration Group ("HEG") or any applicable affiliate thereof ("the Seller"), the 50% of the Seller's interest in Gross Overriding Royalties ("GORR's") held in the Aviat One Syndicate covering approximately 5,500,000 acres, and more particularly described in Exhibit A, attached hereto, pursuant to the terms of this Letter Agreement, as may be modified under a definitive agreement entered into as hereinafter provided. It is our understanding that in most of the areas, Hunter possesses a 2% GORR. Therefore, as an example, in such areas, this offer is to purchase a 1% GORR; in areas where Hunter only has a 1% GORR, this offer is to purchase a 0.5% GORR, etc.

This Letter Agreement and the offer made herein are based upon the terms and subject to the conditions set forth below. Acknowledging that this offer is unsolicited, it has therefore been made without the benefit of reviewing certain title and other information in your possession. We have prepared this offer using publicly available information and information provided by Hunter. We hope to expeditiously review any additional information you may make available to us in order to remove certain of the conditions to which this Letter Agreement is subject. Upon your execution of this Letter Agreement, however, it shall become a binding agreement on the Seller and IRC setting forth the terms and conditions under which the parties will be bound to proceed to formalize a definitive agreement (if necessary) for the purchase described above and close said purchase. This Letter Agreement and any amendments hereto shall be fully binding on the parties until such time as it may be superceded and replaced by a definitive purchase agreement incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated herein.

<u>**PURCHASE PRICE**</u>: IRC hereby offers to pay to the Seller a total purchase price of Cdn$1,800,000 (One Million Eight Hundred Thousand Dollars) worth of common stock or units if the Initial Public Offering (herein "IPO") includes a warrant, of IRC, priced at the LB

price offered at the IPO of IRC currently being planned. Said purchase price will be paid as of the closing of the Initial Public Offering. The shares will be subject to restrictions, if any, imposed by the appropriate regulatory authorities.

CONDITIONS TO PURCHASE THE ROYALTY:

Following are the conditions to which our offer to purchase the Royalty is subject:

1. Any purchase rights or rights of refusal to which the GORR are subject are waived.
2. Successful acquisition of the Voisey's Bay 2.70% NSR royalty.
3. Satisfactory legal due diligence verifying title interest in and to the GORR's.
4. Satisfactory review of all tax issues related to this transaction.
5. Satisfactory completion of a National Instrument 43-101 report by an independent and qualified third party, to the extent required, if any.
6. Confirm by the Seller that the purchase is of a contract right only and is not a purchase of the type of real property interest that would give rise to any environmental or other real property related liability.
7. Completion of the contemplated IPO by IRC in conjunction with a listing of IRC's shares on a public stock exchange in Canada on or before March 15, 2005.
8. Formal corporate and regulatory approvals as required by the parties.
9. Closing of the purchase and sale contemplated herein to occur within five business days of completion of IRC's IPO, with IRC acting in good faith and using its best efforts to complete the IPO as soon as possible.
10. The Seller will, to the extent possible within regulatory disclosure requirements, keep the name of IRC confidential unless and until IRC consents to the release of information relating hereto.
11. Positive results of due diligence and confirmation of the land position comprising the GORR package referred to in Exhibit "A".

It is agreed that, if requested by the Seller, a joint election shall be made by the Seller as transferor and by IRC as transferee under subsection 85(1) of the *Income Tax Act* at such agreed amount as may be designated by the Seller within the limits allowed thereunder (or such other subsection of the *Income Tax Act*, as mutually agreed upon by both parties to this Agreement), respecting the transfer of the GORRS to IRC by the Seller, at such amount as may be determined by the Seller in conformity with the provisions of such subsection (or such other subsection of the *Income Tax Act*, as mutually agreed upon by both parties to this

Agreement). In any event, the tax effect to the Seller shall not be less favourable than it would have been under subsection 85(1).

If the foregoing meets with your approval, and you desire to proceed with the purchase and sale of your interest as described above, and as provided herein, please so indicate and affirm by executing a copy of this Letter Agreement and returning a copy to International Royalty Corporation. Following your execution hereof, the parties will be obligated to negotiate in good faith a definitive purchase agreement (to the extent the same is necessary) incorporating the material terms of this Letter Agreement and such other terms as are customary in transactions of the type contemplated herein. In addition, the parties will be obligated to proceed diligently and in good faith to complete the due diligence process, and IRC will be obligated to use its best efforts to arrange financing.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this Letter Agreement.

ACCEPTED AND AGREED TO THIS 24th DAY OF NOVEMBER 2004

INTERNATIONAL ROYALTY CORPORATION

President and Director

ACCEPTED AND AGREED TO THIS 25th DAY OF NOVEMBER, 2004

HUNTER EXPLORATION GROUP

By

Position

EXHIBIT A PROPERTY DESCRIPTION

Area	Project	Option Agreement	Interest held by Owners	GORR	Buyback	Royalty Owner	Approx. Total Acres
Malville Peninsula Nunavut	Aviat One Syndicate	70% SWY, 20% BHPB	10 % carried to production	2%	No	HEG and Aviat One Syndicate	5,500,000

INTERNATIONAL ROYALTY
CORPORATION

Mr. Lawrence Barry
Hunter Exploration Group
625 Howe Street, Suite 1440
Vancouver, British Columbia
Canada V6C 2T6

November 24, 2004

RE: Binding Letter Agreement for the Purchase of 50% of Hunter's Gross Overriding Royalties in the Melville Region Covering Approximately 1.50 Million Acres

Dear Mr. Barry:

International Royalty Corporation ("IRC") hereby offers to purchase from Hunter Exploration Group ("HEG") or any applicable affiliate thereof ("the Seller"), the 50% of the Seller's interest in Gross Overriding Royalties ("GORR's") held in the Melville Region covering approximately 1.50 million acres, and more particularly described in Exhibit A, attached hereto, pursuant to the terms of this Letter Agreement, as may be modified under a definitive agreement entered into as hereinafter provided. It is our understanding that in most of the areas, Hunter possesses a 2% GORR. Therefore, as an example, in such areas, this offer is to purchase a 1% GORR; in areas where Hunter only has a 1% GORR, this offer is to purchase a 0.5% GORR, etc.

This Letter Agreement and the offer made herein are based upon the terms and subject to the conditions set forth below. Acknowledging that this offer is unsolicited, it has therefore been made without the benefit of reviewing certain title and other information in your possession. We have prepared this offer using publicly available information and information provided by Hunter. We hope to expeditiously review any additional information you may make available to us in order to remove certain of the conditions to which this Letter Agreement is subject. Upon your execution of this Letter Agreement, however, it shall become a binding agreement on the Seller and IRC setting forth the terms and conditions under which the parties will be bound to proceed to formalize a definitive agreement (if necessary) for the purchase described above and close said purchase. This Letter Agreement and any amendments hereto shall be fully binding on the parties until such time as it may be superceded and replaced by a definitive purchase agreement incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated herein.

PURCHASE PRICE: IRC hereby offers to pay to the Seller a total purchase price of Cdn$200,000 (two hundred thousand dollars) worth of common stock (or units, if the Initial Public Offering (herein "IPO") includes a warrant) of IRC, priced at the price offered at the IPO of IRC currently being planned. Said purchase price will be paid as of the closing of the Initial Public

Offering. The shares will be subject to restrictions, if any, imposed by the appropriate regulatory authorities.

CONDITIONS TO PURCHASE THE ROYALTY:

Following are the conditions to which our offer to purchase the Royalty is subject:

1. Any purchase rights or rights of refusal to which the GORR are subject are waived.
2. Successful acquisition of the Voisey's Bay 2.70% NSR royalty.
3. Satisfactory legal due diligence verifying title interest in and to the GORR's.
4. Satisfactory review of all tax issues related to this transaction.
5. Satisfactory completion of a National Instrument 43-101 report by an independent and qualified third party, to the extent required, if any.
6. Confirmation by the Seller that the purchase is of a contract right only and is not a purchase of the type of real property interest that would give rise to any environmental or other real property related liability.
7. Completion of the contemplated IPO by IRC in conjunction with a listing of IRC's shares on a public stock exchange in Canada on or before March 15, 2005.
8. Formal corporate and regulatory approvals as required by the parties.
9. Closing of the purchase and sale contemplated herein to occur within five business days of completion of IRC's IPO, with IRC acting in good faith and using its best efforts to complete the IPO as soon as possible.
10. The Seller, to the extent possible within regulatory disclosure requirements, keeping the name of IRC confidential unless and until IRC consents to the release of information relating hereto.
11. Positive results of due diligence and confirmation of the land position comprising the GORR package referred to in Exhibit "A".

It is agreed that, if requested by the Seller, a joint election shall be made by the Seller as transferor and by IRC as transferee under subsection 85(1) of the *Income Tax Act* at such agreed amount as may be designated by the Seller within the limits allowed thereunder (or such other subsection of the *Income Tax Act*, as mutually agreed upon by both parties to this Agreement), respecting the transfer of the GORRS to IRC by the Seller, at such amount as may be determined by the Seller in conformity with the provisions of such subsection (or such other subsection of the *Income Tax Act*, as mutually agreed upon by both parties to this Agreement). In any event, the tax effect to the Seller shall not be less favourable than it would have been under subsection 85(1).

If the foregoing meets with your approval, and you desire to proceed with the purchase and sale of your interest as described above, and as provided herein, please so indicate and affirm by executing a copy of this Letter Agreement and returning a copy to International Royalty Corporation. Following your execution hereof, the parties will be obligated to negotiate in good faith a definitive purchase agreement (to the extent the same is necessary) incorporating the material terms of this Letter Agreement and such other terms as are customary in transactions of the type contemplated herein. In addition, the parties will be obligated to proceed diligently and in good faith to complete the due diligence process, and IRC will be obligated to use its best efforts to arrange financing.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this Letter Agreement.

ACCEPTED AND AGREED TO THIS 24th DAY OF NOVEMBER 2004

INTERNATIONAL ROYALTY CORPORATION

[signature]

President and Director

ACCEPTED AND AGREED TO THIS 25th DAY OF NOVEMBER, 2004

HUNTER EXPLORATION GROUP

By [signature]

Position ______________________

If the foregoing meets with your approval, and you desire to proceed with the purchase and sale of your interest as described above, and as provided herein, please so indicate and affirm by executing a copy of this Letter Agreement and returning a copy to International Royalty Corporation. Following your execution hereof, the parties will be obligated to negotiate in good faith a definitive purchase agreement (to the extent the same is necessary) incorporating the material terms of this Letter Agreement and such other terms as are customary in transactions of the type contemplated herein. In addition, the parties will be obligated to proceed diligently and in good faith to complete the due diligence process, and IRC will be obligated to use its best efforts to arrange financing.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this Letter Agreement.

ACCEPTED AND AGREED TO THIS 24th DAY OF NOVEMBER 2004

INTERNATIONAL ROYALTY CORPORATION

President and Director

ACCEPTED AND AGREED TO THIS 25th DAY OF NOVEMBER, 2004

HUNTER EXPLORATION GROUP

By ______________________

Position ______________________

INTERNATIONAL ROYALTY
CORPORATION

Mr. Lawrence Barry
Hunter Exploration Group
625 Howe Street, Suite
Vancouver, British Columbia
Canada V6C 2T6

November 24, 2004

RE: Binding Letter Agreement for the Purchase of 50% of Hunter's Gross Overriding Royalties in the Churchill, Boothia (IME), and Coronation Diamond Areas Covering Over 13 Million Acres

Dear Mr. Barry;

International Royalty Corporation ("IRC") hereby offers to purchase from Hunter Exploration Group ("HEG") or any applicable affiliate thereof ("the Seller"), the 50% of the Seller's interest in Gross Overriding Royalties ("GORR's") held in the Churchill, IME, and Coronation Diamond Areas, covering over 13 million acres, and more particularly described in Exhibit A, attached hereto, pursuant to the terms of this Letter Agreement, as may be modified under a definitive agreement entered into as hereinafter provided. It is our understanding that in most of the areas, Hunter possesses a 2% GORR. Therefore, as an example, in such areas, this offer is to purchase a 1% GORR; in areas where Hunter only has a 1% GORR, this offer is to purchase a 0.5% GORR, etc.

This Letter Agreement and the offer made herein are based upon the terms and subject to the conditions set forth below. Acknowledging that this offer is unsolicited, it has therefore been made without the benefit of reviewing certain title and other information in your possession. We have prepared this offer using publicly available information and information provided by Hunter. We hope to expeditiously review any additional information you may make available to us in order to remove certain of the conditions to which this Letter Agreement is subject. Upon your execution of this Letter Agreement, however, it shall become a binding agreement on the Seller and IRC setting forth the terms and conditions under which the parties will be bound to proceed to formalize a definitive agreement (if necessary) for the purchase described above and close said purchase. This Letter Agreement and any amendments hereto shall be fully binding on the parties until such time as it may be superceded and replaced by a definitive purchase agreement incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated herein.

PURCHASE PRICE: IRC hereby offers to pay to the Seller a total purchase price of Cdn $3 million (three million dollars) worth of common stock (or units, if the Initial Public Offering (herein "IPO") includes a warrant) of IRC, priced at the price offered at the IPO of IRC currently being planned.

Said purchase price will be paid as of the closing of the Initial Public Offering. The shares will be subject to restrictions, if any, imposed by the appropriate regulatory authorities.

CONDITIONS TO PURCHASE THE ROYALTY:

Following are the conditions to which our offer to purchase the Royalty is subject:

1. Any purchase rights or rights of refusal to which the GORR are subject are waived.
2. Successful acquisition of the Voisey's Bay 2.70% NSR royalty.
3. Satisfactory legal due diligence verifying title interest in and to the GORR's.
4. Satisfactory review of all tax issues related to this transaction.
5. Satisfactory completion of a National Instrument 43-101 report by an independent and qualified third party, to the extent required, if any.
6. Confirmation by the Seller that the purchase is of a contract right only and is not a purchase of the type of real property interest that would give rise to any environmental or other real property related liability.
7. Completion of the contemplated IPO by IRC in conjunction with a listing of IRC's shares on a public stock exchange in Canada or before March 15, 2005.
8. Formal corporate and regulatory approvals as required by the parties.
9. Closing of the purchase and sale contemplated herein to occur within five business days of completion of IRC's IPO with IRC acting in good faith and using its best efforts to complete the IPO as soon as possible.
10. The Seller will, to the extent possible within regulatory disclosure requirements, keep the name of IRC confidential unless and until IRC consents to the release of information relating hereto.
11. Positive results of due diligence and confirmation of the land position comprising the GORR package referred to in Exhibit "A".

It is agreed that, if requested by the Seller, a joint election shall be made by the Seller as transferor and by IRC as transferee under subsection 85(1) of the *Income Tax Act* at such agreed amount as may be designated by the Seller within the limits allowed thereunder (or such other subsection of the *Income Tax Act*, as mutually agreed upon by both parties to this Agreement), respecting the transfer of the GOORS to IRC by the Seller, at such amount as may be determined by the Seller in conformity with the provisions of such subsection (or such other subsection of the *Income Tax Act* as mutually

agreed upon by both parties to this Agreement). In any event, the tax effect to the Seller shall not be less favourable than it would have been under subsection 85(1).

If the foregoing meets with your approval, and you desire to proceed with the purchase and sale of your interest as described above, and as provided herein, please so indicate and affirm by executing a copy of this Letter Agreement and returning a copy to International Royalty Corporation. Following your execution hereof, the parties will be obligated to negotiate in good faith a definitive purchase agreement (to the extent the same is necessary) incorporating the material terms of this Letter Agreement and such other terms as are customary in transactions of the type contemplated herein. In addition, the parties will be obligated to proceed diligently and in good faith to complete the due diligence process and IRC will be obligated to use its best efforts to arrange financing.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this Letter Agreement.

ACCEPTED AND AGREED TO THIS 24th DAY OF NOVEMBER 2004

INTERNATIONAL ROYALTY CORPORATION

President and Director

ACCEPTED AND AGREED TO THIS 25th DAY OF NOVEMBER, 2004

HUNTER EXPLORATION GROUP

By ______________________

Position ______________________

EXHIBIT A PROPERTY DESCRIPTION

Area	Project	Option Agreement	Interest held by Owners	GORR	Buyback	Royalty Owner	Approx. Total Acres
Coronation Gulf	Princess, Marquis & Crown	100 % SWY	Na	2%	1% for Cdn$2.0 million	524520 BC Ltd.	550,000
Coronation Gulf	Jewel	65 % SWY, 35% NVR	Na	2%	1% for Cdn$2.0 million	524520 BC Ltd.	
Coronation Gulf	Bear	65% SWY, 35% Navigator	Na	2%	1 % for Cdn$2.0 million	524520 BC Ltd.	50,000
Coronation Gulf	Diva	100% SWY	Na	2.5%	1.25% for Cdn$5.0 million	524520 BC Ltd	
Coronation Gulf	Jubilee	50% SWY, 25% SAZ, 25% ERH	Na	1%	No	524520 BC Ltd.	137,250
Coronation Gulf	Peregrine	70% Diamondex, 30% SWY	Na	2%	1% for Cdn$2.0 million	524520 BC Ltd.	154,425

L8

Area	Project	Option Agreement	Interest held by Owners	GORR	Buyback	Royalty Owner	2004 Budget	Approx Total Acres
Boothia Peninsula	Barrow Lake and North Kellet River	80 % Indicator,	20 % Hunter	2%	None	HEG	$ 0.50	530,000
Boothia Peninsula	Hayes River	80 % Indicator,	20 % Hunter	2%	None	HEG		190,000
Boothia Peninsula	Repulse Bay Area	80 % Indicator,	20% Hunter	2%	None	HEG		1,000,000
Boothia Peninsula	Boothia Peninsula	80 % Indicator,	20% Hunter	2%	None	HEG		1,100,000
Boothia Peninsula	Naniruaq and Quliq	40% Indicator, 40% International Samuel	20% Hunter	2%	None	HEG		1,360,000

Area	Project	Option Agreement	Interest held by Owners	GORR	Buyback	Royalty Owner	2004 Budget	Approx Total Acres
Churchill District	Churchill	51% Shear, 35% SWY 14 % BHPB	No	2%	No	HEG	$ 8.00	7,900,000
Churchill District	Churchill West	65% SAZ, 17.85% Shear, 12.25% SWY, 4.9% BHPB	No	2%	No	HEG		514,000

EXHIBIT A PROPERTY DESCRIPTION

Area	Project	Option Agreement	Interest held by Owners	GORR	Buyback	Royalty Owner	Total Approx Acres
Melville Regional	Melville	60% Stronghow, 30% SWY	10% carried to production	2%	1% for $ 3.0 mm Cdn	HEG	465,000
Melville Regional	Fury Sarcpa and Gem	30% Navigator, NDT Ventures 30% & SWY 30%	10% carried to production	2%	1% for $ 3.0 mm Cdn	HEG	1,050,000


RECEIVED

INTERNATIONAL ROYALTY CORPORATION

Mr. Tom Peregoodoff
Manager – Business Development Minerals Division
BHP Billiton World Exploration Inc.
2300 – 1111 West Hastings Street
Vancouver, British Columbia, Canada
V6E 4M3

November 13, 2004

RE: Binding Letter Agreement for the Purchase of BHP Billiton's Royalties

Dear Tom;

International Royalty Corporation ("IRC") hereby offers to purchase from BHP Billiton World Exploration Inc. or any affiliated company (collectively referred to as "BHPB") a corporation existing under the laws of Canada, all of its right, title and interest in and to the royalties listed in Exhibits A and B (collectively referred to as "Royalties").

This Letter Agreement and the offer ("Offer") made herein are upon the terms and subject to the conditions set forth below. We hope to expeditiously review any additional information you may make available to us in order to remove certain of the conditions to which this Letter Agreement is subject. Upon your execution of this Letter Agreement, however, it shall become a binding agreement on BHPB and IRC setting forth the terms and conditions under which the parties will be bound to proceed to formalize a definitive agreement (if necessary) for the purchase of the Royalties and close said purchase. This Letter Agreement and any amendments hereto shall be fully binding on the parties unless and until such time as it may be superseded and replaced by a definitive purchase agreement incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated herein. In the event a definitive purchase agreement is not entered into, this Letter Agreement shall be fully binding on the parties to proceed to closing, subject only to the conditions to purchase the royalty described below.

PURCHASE PRICE: IRC hereby offers to pay BHPB a total purchase price of US$1,250,000 (one million two hundred and fifty thousand dollars) for the Royalties, to be paid equally in cash and IRC shares. This purchase price is for the royalties listed in Exhibits A and B on the following basis:

The total purchase price for all of the royalties listed in Exhibit B is US$1,085,000 with each component value being listed in Exhibit B. In the event that the current operator exercises its rights in a manner that eliminates part or all of the royalty from sale to IRC, then the purchase price shall be reduced by the equivalent amount listed for that royalty in Exhibit B.

In the event that BHPB exercises its claw-back rights for any of the royalties, IRC will be paid compensation equal to two times the listed purchase price if the claw-back occurs within

five years of the closing date or three times the listed purchase price if exercised in excess of five years of the closing date.

The shares issued to BHPB for this acquisition shall be priced at IRC's Initial Public Offering ("IPO") price. BHPB will provide IRC with a right of first offer in respect to such securities if BHPB at any time thereafter intends to sell any or all of the same. If IRC does not exercise its right of first offer in respect of such securities within 10 business days of receiving notice from BHPB of intention to sell such securities, BHPB shall be free thereafter to dispose of the IRC securities in any manner it deems appropriate, without further notice to IRC.

CONDITIONS PRECEDENT TO PURCHASE OF THE ROYALTIES:

Following are the conditions precedent to which our offer to purchase the Royalties is subject:

1. Satisfactory legal and commercial due diligence by both IRC and BHPB for the purpose of verifying title interest in and to the Royalties.

2. Satisfactory review by both IRC and BHPB of all liability and tax issues related to this transaction.

3. Technical due diligence by IRC for the purpose of verifying that no material differences exist between data in the public domain and any other information in BHPB's possession which would negatively impact the value of the Royalties.

4. Formal corporate and regulatory approvals being obtained by IRC.

5. Formal corporate approval being obtained by BHPB from all BHPB affiliated corporations holding an interest in any of the Royalties.

6. The receipt by BHPB of a written waiver from any third party holding any right of first refusal, right of first offer or other pre-emptive rights in respect of any of the Royalties.

7. The IPO will be completed on or before February 15, 2005 and closing of this transaction to occur within the 30 days of closing of the IPO.

8. The completion of a formal assignment agreement between IRC, BHPB and the applicable third party interest holder under which IRC will acquire any existing right BHPB holds to increase its interest in any one or more of the Royalties.

To the best of BHPB's knowledge and belief, the Royalties represent a contractual right and interest in those mineral properties to which the Royalty is attached. BHPB makes no representations or warranties as to the specific legal nature of any or all of the Royalties. Upon the closing of the transaction contemplated in this Letter Agreement, IRC shall assume any and all existing and future environmental, taxation or other liabilities associated with the IRC's ownership of the Royalties.

This offer supersedes all prior oral or written communications, offers, understandings or discussions relating to the Royalties and the subject matter hereof. This Offer shall expire at 5:00 p.m. Mountain Standard Time on Monday, November 15, 2004, and in order to be binding on IRC, this Letter Agreement must be executed and delivered to IRC on or prior to such time.

If the foregoing meets with your approval, and you desire to proceed with the purchase and sale of the Rights as provided herein, please so indicate and affirm by executing a copy of this Letter Agreement and returning a copy to International Royalty Corporation. Following your execution hereof, the parties will be obligated to proceed diligently and in good faith to complete the due diligence process, and IRC will be obligated to use its best efforts to arrange financing, and upon the obtaining of financing and the satisfaction of the conditions described above, thereafter the parties shall be obligated to proceed to closing.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this Letter Agreement.

ACCEPTED AND AGREED THIS 13rd DAY OF NOVEMBER, 2004

INTERNATIONAL ROYALTY CORPORATION

By ______________________
Douglas B. Silver
Chairman and CEO

ACCEPTED AND AGREED TO A PRICE OF US$ 1,250,000 THIS 15th DAY OF NOVEMBER, 2004

BHP BILLITON WORLD EXPLORATION INC.

By ______________________
Tom Peregondoff
Manager, Business Development

EXHIBIT A
List of Royalties
Without ROFOs, Buy-downs or Claw-backs

Royalty	Location	Operator ROFO	BHPB Claw-back	Operator Buy-downs
Abitibi Extension	Canada	No	No	No
Belahouro	Burkina Faso	No	No	No
Caber	Canada	No	No	No
Expo	Canada	No	No	No
Island Mountain	United States	No	No	No
Mara Rosa	Brazil	No	No	No
Qimmiq \ Qimmik	Canada	No	No	No
Selwyn Greenfield	Australia	No	No	No
Tropico	Mexico	No	No	No
Ulu	Canada	No	No	No

Exhibit B
List of Royalties with ROFOs, Buy-downs and Claw-backs

Royalty	Location	Operator ROFO	BHPB Claw-back	Operator Buy-downs	Value US$
12 Mile Creek	Australia	Yes	Yes		$40,000
Almaden	Mexico	Yes	Yes		$80,000
Eastern Canada Recon	Canada			Yes	$100,000
Kubi Village	Ghana	Yes		Yes	$85,000
Los Cumani	Dominican Republic	Yes	Yes	Yes	$150,000
Pana	Russia	Yes			$400,000
Railroad	Canada			Yes	$100,000
Tingley Brook	Canada			Yes	$100,000
Trozza	Tunisia		Yes		$30,000

TOTAL: $1,085,000

Received Time Nov.17. 1:28PM

INTERNATIONAL ROYALTY
CORPORATION

Mr. Lewis E. Walde
Vice President - Chief Financial Officer
Hecla Mining Company
Suite 200, 6500 North Mineral Drive
Coeur d'Alene, Idaho 83815-9408

October 29, 2004

RE: Binding Letter Agreement for the Purchase of Hecla Mining's Royalties

Dear Lew;

International Royalty Corporation ("IRC") hereby offers to purchase from Hecla Mining Company ("Hecla"), a corporation existing under the laws of Delaware, all if its right, title and interest in and to the royalties listed in Exhibit A (collectively referred to as "Royalties").

This Letter Agreement and the offer ("Offer") made herein are upon the terms and subject to the conditions set forth below. We hope to expeditiously review any additional information you may make available to us in order to remove certain of the conditions to which this Letter Agreement is subject. Upon your execution of this Letter Agreement, however, it shall become a binding agreement on Hecla and IRC setting forth the terms and conditions under which the parties will be bound to proceed to formalize a definitive agreement (if necessary) for the purchase of the Royalties and close said purchase. This Letter Agreement and any amendments hereto shall be fully binding on the parties unless and until such time as it may be superseded and replaced by a definitive purchase agreement incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated herein. In the event a definitive purchase agreement is not entered into, this Letter Agreement shall be fully binding on the parties to proceed to closing, subject only to the conditions to purchase the royalty described below.

PURCHASE PRICE: IRC hereby offers to pay Hecla a total purchase price of US$550,000 (Five hundred and fifty thousand dollars) for the Royalties, to be paid in IRC shares. This purchase price is for the royalties listed in Exhibit A. The shares issued to Hecla for this acquisition shall be priced at IRC's Initial Public Offering ("IPO") price. Hecla will provide IRC with a right of first offer in respect to such securities if Hecla at any time thereafter intends to sell any or all of the same.

CLOSING AND CONDITIONS OF CLOSING:

A. Closing. Closing shall occur on a mutually agreeable date and time, but no later than June 30, 2005, at the Hecla Mining Company corporate office building, 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho.

B. Conditions of Closing.

1. IRC. On or before Closing, IRC shall complete:

a. Satisfactory legal due diligence verifying title interest in and to the Royalties.

b. Satisfactory review of all tax issues related to this transaction.

c. Technical due diligence verifying that no material differences exist between data in the public domain and any other information in Hecla's possession which would negatively impact the value of the Royalties.

d. IRC's Initial Public Offering.

e. Obtain formal corporate and regulatory approvals to the extent required by the parties.

2. Hecla. On or before Closing, Hecla shall:

a. Confirm that the purchase is of a contract right only and is not a purchase of the type of real property interest that would give rise to any environmental or other real property related liability.

b. In the event a given royalty has a Right of First Offer ("ROFO") to a third party, Hecla will immediately take appropriate measures to force a decision by the third party.

c. Prepare documentation needed to transfer the royalties to IRC.

d. Obtain formal corporate and regulatory approvals to the extent required by the parties, and the receipt of the written waiver of the right of first refusals of third parties, when said condition exists.

GENERAL PROVISIONS

A. This Letter Agreement supersedes all prior oral or written communications, offers, understandings or discussions relating to the Royalties and the subject matter hereof.

B. Unless otherwise agreed to in writing, if the transactions contemplated by this Letter Agreement are not completed on or before June 30, 2005, this Letter Agreement shall be deemed to have expired and shall not be binding upon or enforceable against either party hereto.

C. This Letter Agreement shall be governed by and interpreted in accordance with the laws of the state of Idaho. The parties agree that the state and federal courts within the state of Idaho shall have exclusive jurisdiction over any dispute arising hereunder and the parties submit to the exclusive jurisdiction of such courts.

D. The prevailing party in any dispute arising from this Letter Agreement shall be entitled to an award of its reasonable attorneys' fees and costs.

E. This Letter Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and assigns.

If the foregoing meets with your approval, and you desire to proceed with the purchase and sale of the Rights as provided herein, please so indicate and affirm by executing a copy of this Letter Agreement and returning a copy to International Royalty Corporation. Following your execution hereof, the parties will be obligated to proceed diligently and in good faith to complete the due diligence process, and IRC will be obligated to use its best efforts to arrange financing, and upon the obtaining of financing and the satisfaction of the conditions described above, thereafter the parties shall be obligated to proceed to closing.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this Letter Agreement.

ACCEPTED AND AGREED THIS 29th DAY OF OCTOBER 2004

INTERNATIONAL ROYALTY CORPORATION

By________________________
Douglas B. Silver
Chairman and CEO

ACCEPTED AND AGREED THIS 29th DAY OF OCTOBER 2004

Hecla Mining Company

By________________________
Its VP-CFO

EXHIBIT A
List of Royalties

1. 2.5% NSR on the Alto Dorado project, Peru.
2. 2.0% royalty on the Ambrosia Lake project, New Mexico, USA.
3. 2.0% royalty on the Apex project, Utah, USA
4. 3.0% NSR on the Clear project, Nevada, USA.
5. 3.0% NSR on the Dottie project, Nevada, USA.
6. 0.0625% working interest on the Longtom / Triple W project, Oklahoma, USA
7. 3.0% NSR on the Gutsy project, Nevada, USA.
8. 3.5% NPR on the Liard / Schaft Creek project, British Columbia, Canada.
9. 3.0% NSR on the Oro Blanco project, Arizona, USA.
10. Sliding-scale royalty on the Soledad Mountain project, California, USA.
11. Multiple royalties on the Trenton Canyon project, Nevada, USA.
12. 0.00015672% working interest in the Wheeler 7U-1 project, Colorado, USA.
13. 2.0% NPR on the Yellowknife Lithium project, NWT, Canada.

INTERNATIONAL ROYALTY
CORPORATION


RECEIVED

Mr. John Livermore
1755 East Plum Lane, Suite 170
Reno, Nevada 89502

October 5, 2004

RE: Binding Letter Agreement for the John Livermore's Royalties

Dear John;

International Royalty Corporation ("IRC") hereby offers to purchase from John Livermore ("Livermore"), a resident of the United States, all of his rights, titles and interests in and to the royalties listed in Exhibit A (collectively referred to as "Royalties").

This Letter Agreement and the offer ("Offer") made herein are upon the terms and subject to the conditions set forth below. We hope to expeditiously review any additional information you may make available to us in order to remove certain of the conditions to which this Letter Agreement is subject. Upon your execution of this Letter Agreement, however, it shall become a binding agreement on Livermore and IRC setting forth the terms and conditions under which the parties will be bound to proceed to formalize a definitive agreement (if necessary) for the purchase of the Royalties and close said purchase. This Letter Agreement and any amendments hereto shall be fully binding on the parties unless and until such time as it may be superseded and replaced by a definitive purchase agreement incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated herein. In the event a definitive purchase agreement is not entered into, this Letter Agreement shall be fully binding on the parties to proceed to closing, subject only to the conditions to purchase the royalty described below.

PURCHASE PRICE: IRC hereby offers to pay Livermore a total purchase price of US$520,000 (Five hundred and twenty thousand dollars) for the Royalties, to be paid in cash.

CONDITIONS PRECEDENT TO PURCHASE OF THE ROYALTIES:

Following are the conditions precedent to which our offer to purchase the Royalties is subject:

1. Satisfactory legal due diligence verifying title interest in and to the Royalties.

2. Satisfactory review of all tax issues related to this transaction.

3. Formal corporate and regulatory approvals to the extent required by the parties, and the receipt of the written waiver of the right of first refusals of third parties, when said condition exists.

0 West Pender Street, Suite 920 • Received Time Nov. 17. 1:28PM 352-5576 | 10 Inverness Drive East, Suite 104 • Englewood, Colorado USA 80112 • (303) 799-9020 FAX: (303) 799-9017

4. Closing to occur no later than December 1, 2004.

5. It is intended and Livermore will confirm that the purchase is of a contract right only and is not a purchase of the type of real property interest that would give rise to any environmental or other real property related liability.

This offer supersedes all prior oral or written communications, offers, understandings or discussions relating to the Royalties and the subject matter hereof. This Offer shall expire at 5:00 p.m. Mountain Standard Time on Wednesday, October 13st, 2004, and in order to be binding on IRC, this Letter Agreement must be executed and delivered to IRC on or prior to such time.

If the foregoing meets with your approval, and you desire to proceed with the purchase and sale of the Rights as provided herein, please so indicate and affirm by executing a copy of this Letter Agreement and returning a copy to International Royalty Corporation. Following your execution hereof, the parties will be obligated to proceed diligently and in good faith to complete the due diligence process, and IRC will be obligated to use its best efforts to arrange financing, and upon the obtaining of financing and the satisfaction of the conditions described above, thereafter the parties shall be obligated to proceed to closing.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this Letter Agreement.

ACCEPTED AND AGREED THIS 5th DAY OF OCTOBER 2004

INTERNATIONAL ROYALTY CORPORATION

By______________________________
Douglas B. Silver
Chairman and CEO

ACCEPTED AND AGREED THIS 8th DAY OF OCTOBER 2004

John Livermore

By______________________________

Received Time Nov. 17. 1:28PM

EXHIBIT A
List of Royalties

Project	Royalty	Location	Comments
Hasbrouck Mountain	2.0% NSR	Nevada, USA	
Pinson	3.0% NSR	Nevada, USA	60% of a 5.0% NSR
~~Pinson district~~	~~1.0% NSR~~	~~Nevada, USA~~	

Facsimile Transmission Cover Sheet

Erwin & Thompson LLP
One East Liberty, Suite 424
Post Office Box 40817
Reno, Nevada 89504

Telephone: (775) 786-9494
Facsimile: (775) 786-1180
E-mail: erwin@renolaw.com
URL: www.renolaw.com

December 9, 2004

Please deliver this to:

J.S. Livermore	786-9964
Douglas B. Silver	303 799-9017

From: Thomas P. Erwin

Our File No.: 47752.001

Number of Pages (including cover page): 3

Confirmation copy will be sent: mail ☐ courier ☐ email ☐

Confirmation copy will not be sent ☒

We are transmitting on a Canon Laser Class 7500. If transmission is incomplete, please call us at (775) 786-9494.

Comments: Letter and enclosures

Erwin & Thompson LLP
A Limited Liability Partnership
Including Professional Corporations

ONE EAST LIBERTY, SUITE 424
POST OFFICE BOX 40817
RENO, NEVADA 89504

THOMAS P. ERWIN
FRANK W. THOMPSON

TELEPHONE: (775) 786-9494
FACSIMILE: (775) 786-1180
E-MAIL: erwin@[illegible]
URL: www.[illegible]

December 9, 2004

Via Facsimile
John S. Livermore
1755 E. Plumb Lane, #170
Reno, NV 89502

Re: International Royalty Corporation
Our File No. 47752.001

Dear John:

I was informed by Doug Silver that you had requested that the purchase of your royalties pursuant to the Binding Letter Agreement dated October 5, 2004, be deferred until January 2005. At Doug's request, I have prepared the enclosed letter extending the term and closing date for the Binding Letter Agreement. Would you please sign the extension letter and deliver a copy to Doug Silver via facsimile at 303 799-9017 and to our office 775 786-1180. If you have any questions concerning this matter, please contact me at your convenience. Thank you very much.

Very truly yours,

Thomas P. Erwin

Thomas P. Erwin

TPE:do
Encl.
c: Douglas B. Silver

John S. Livermore
1755 E. Plumb Lane, #170
Reno, NV 89502

December 9, 2004

Douglas B. Silver, Chairman and CEO
International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, CO 80112

Re: Extension of Binding Letter Agreement for John Livermore Royalty

Dear Doug:

This will confirm our agreement that the term of and the time for closing of the Binding Letter Agreement dated October 5, 2004, has been extended to and including January 7, 2005.

John S. Livermore

August 16, 2004

Via Courier

Douglas B. Silver
Chairman and Chief Executive Officer
International Royalty Corporation
10 Inverness Drive East
Suite 104
Englewood, Colorado 80112
USA

Dear Mr. Silver:

Re: Christopher Verbiski - International Royalty Corporation Share Purchase Agreement

This will document the agreement between Christopher Verbiski ("Verbiski") and International Royalty Corporation ("IRC") whereby Verbiski has agreed to sell and IRC has agreed to purchase Verbiski's interest in Archean Resources Ltd. ("Archean") subject to and in accordance with the following terms and conditions:

1. Defined Terms

1.1 For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a) "Act" means the *Corporations Act* RSNL 1990, c. C-36, as in effect on the date hereof;

(b) "Adjustment Agreement" means, collectively, that agreement dated July 10, 2003 made among Chislett, Verbiski and Archean and that agreement dated August 29, 2003 made among Chislett, Verbiski, Archean and VBHC whereby the burden and obligations of Archean under the said agreement dated July 10, 2003 were assumed by VBHC;

(c) "Agreement" means this agreement as it may be amended from time to time by the mutual written agreement of the parties hereto;

(d) "Altius" means Altius Resources Inc., a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(e) "Altius Minerals" means Altius Minerals Corporation, a body corporate organized and existing under the laws of Alberta;

(f) "Altius Option Agreement" means, collectively, that option agreement dated July 10, 2003 made between Archean as optionor and Altius as optionee whereby Archean granted to Altius the option to acquire a 2.5% interest in LNRLP and that indenture dated August 29, 2003 made among Archean, Altius, VBHC and LNRLP whereby the burden and obligations of Archean under the said option agreement dated July 10, 2003 were assumed by VBHC;

(g) "Altius Option" means the option granted to Altius pursuant to the Altius Option Agreement;

(h) "Altius Warrants" means those warrants to purchase Altius Minerals' shares issued to Archean in connection with the formation of LNRLP;

(i) "Archean" means Archean Resources Ltd., a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(j) "Archean Unanimous Shareholders Agreement" means that restated shareholders agreement dated August , 2004 made among Chislett, Verbiski and Archean;

(k) "Board Seat" means a seat on IRC's board of directors, which shall entitle the holder of such seat to all of the privileges, terms, conditions and responsibilities enjoyed or assumed by all other members of the IRC board of directors;

(l) "Business" means Archean's interest in, including for greater certainty its interest under the Labrador Option Agreement in relation to, LNRLP, the Gross Diamond Royalty, Action 1997 St. J. No. 43 in the Supreme Court of Newfoundland and Labrador (confidentiality undertaking litigation against VBNC) and all business records, technical data and materials associated therewith;

(m) "Business Day" means any day (other than a Saturday or a Sunday or a banking holiday) on which the principal chartered banks in Canada are open for business during normal banking hours;

(n) "Chislett" means Albert B. Chislett, the president, a director and a shareholder of Archean;

(o) "Closing" means the closing of the sale by Verbiski and the purchase by IRC of the Purchased Shares in accordance with the terms and conditions of this Agreement;

(p) "Closing Date" means the date of the completion of the Initial Public Offering;

(q) "Common Shares" means issued and outstanding shares in the capital of Archean;

(r) "Divested Assets" means all those assets of Archean excepting the Business, including without limitation (a) the entitlement respecting quarry materials conferred by Article 8 of the Labrador Option Agreement; (b) the following pending actions and legal proceedings commenced by Archean: (i) Action 1996 St. J. No. 3815 (quarry materials litigation) and (ii) Action 1996 St. J. No. 2330 (quarry license litigation against Government); (c) the Altius Warrants; (d) the consideration received on the exercise of the Altius Option, if received prior to Closing, (e) obligations and entitlements associated with Archean's occupancy of its present office space, (f) Archean's office assets other than those which form part of the Business, and (g) cash on hand;

(s) "Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, and any matter capable of registration against title, option, right of pre-emption, or privilege;

(t) "Founder's Shares" means 1,000,000 fully paid non-assessable IRC Shares to be issued to Verbiski on Closing;

(u) "Gross Diamond Royalty" shall have the meaning ascribed thereto by the Labrador Option Agreement;

(v) "Initial Public Offering" means the initial public offering of IRC Shares in the Qualifying Jurisdictions intended to be completed on or before that date which is 180 days from the date of this Agreement, provided that the Closing shall in no case occur during the time period December 15-31, 2004;

(w) "Initial Shareholding" means Verbiski's interest in IRC Shares upon Closing, as represented by the Founder's Shares and the Verbiski Shares;

(x) "IRC" means International Royalty Corporation, a body corporate organized and existing under the laws of the Yukon Territory, Canada;

(y) "IRC Shares" means those fully paid and non-assessable free trading voting common shares of IRC to be issued and qualified in the Initial Public Offering;

(z) "LNRLP" means Labrador Nickel Royalty Limited Partnership, a limited partnership formed under the laws of the Province of Ontario, of which VBHC is the sole general partner and Altius is the sole limited partner;

(aa) "LNRLP Agreement" means the agreement to form LNRLP dated July 10, 2003 made between Archean, Altius and such persons who from time to time become limited partners of LNRLP in accordance with the terms thereof;

(bb) "Labrador Option Agreement" means that agreement dated May 18, 1993, as amended by an Amendment and Addendum Agreement dated April 23, 1995 made initially between Diamond Fields Resources Inc. and Archean, certain benefits and burdens of which are now separately vested in Archean and VBHC, and in VBNC;

(cc) "Mineral Rights Tax" means that tax and tax rate applicable to the Royalty under the *Mining and Mineral Rights Tax Act 2002* SNL 2002 c. M-16.1, as in effect on the date hereof;

(dd) "Mineral Rights Tax Reduction Amount" means that amount, expressed as a percentage, by which the Mineral Rights Tax may be decreased or lowered from time to time, and, for greater certainty, shall be that percentage equal to the Mineral Rights Tax in the event that the Mineral Rights Tax is repealed or abolished;

(ee) "Payable Nickel" means nickel produced in its refined state from a refinery, which for the Voisey's Bay Mine is projected to be 3,477,700,000 pounds assuming a 25 year mine life;

(ff) "Projected Tax Amount" means (i) $21,875,000, if the Altius Option is exercised or (ii) $23,125,000, if the Altius Option is declined or waived, or terminates by lapse or expiry in accordance with its terms without having first been exercised;

(gg) "Purchase Price" shall have the meaning ascribed thereto in paragraph 2.2;

(hh) "Purchased Shares" means those Common Shares of Archean held by Verbiski on the Closing Date, which shall represent (i) a 46.25% indirect beneficial interest in LNRLP, if the Altius Option has not been exercised (but in such case subject to the Altius Option Agreement), or (ii) a 43.75% indirect beneficial interest in LNRLP, if the Altius Option has been exercised;

(ii) "Qualifying Jurisdictions" means the Provinces of British Columbia, Alberta, Ontario and Quebec and such other jurisdictions as determined by IRC and its underwriters;

(jj) "Reduction Proportion" means that proportion, expressed as a fraction, representing any proportionate reduction of the Mineral Rights Tax from time to time, calculated as follows:

Mineral Rights Tax Reduction Amount ÷ Mineral Rights Tax

(kk) "Regulatory Approvals" means such regulatory approvals and acceptances, and in particular but without limitation such approvals from the TSX Exchange and the securities regulatory authorities in the Qualifying Jurisdictions, as may be necessary for the transactions contemplated by this Agreement;

(ll) "Royalty" means the 3% net smelter returns royalty conferred by the Labrador Option Agreement and held by LNRLP;

(mm) "Tax Adjustment Period" means that time from the Closing Date until the twenty-fifth (25th) anniversary of the Closing Date;

(nn) "VBHC" means Voisey's Bay Holding Corporation, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(oo) "VBNC" means Voisey's Bay Nickel Company Limited, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(pp) "VBNC Agreement" means that agreement dated July 10, 2003 made among Archean, Altius Minerals Corporation, Altius, Chislett, Verbiski, VBNC, and LNRLP, to which agreement VBHC as the assignee of Archean is subject pursuant to an agreement dated August 29, 2003 made among Archean, VBHC and VBNC;

(qq) "Verbiski" means Christopher L. Verbiski, vice-president, a director and a shareholder of Archean;

(rr) "Verbiski Shares" means that number of fully paid, non-assessable IRC Shares having an aggregate value of $27,500,000 to be issued to Verbiski on Closing;

(ss) "Voisey's Bay Mine" means that nickel-copper-cobalt mine which as at the date hereof is under development by VBNC in the Labrador portion of the Province of Newfoundland and Labrador, and which is generally known as the Voisey's Bay mine; and

(tt) "Voisey's Bay Production" means the amount of Payable Nickel, expressed in numbers of pounds, which has in aggregate been produced from the Voisey's Bay Mine on the date that the Mineral Rights Tax is abolished or in any manner whatsoever decreased or lowered, as calculated on such date.

1.2 All references to dollar amounts in this Agreement shall mean lawful currency of Canada.

2. Sale and Purchase of the Purchased Shares

2.1 Subject to the terms and conditions of this Agreement, Verbiski covenants and agrees to sell, assign and transfer to IRC and IRC covenants and agrees to purchase from Verbiski all but not less than all of the Purchased Shares.

2.2 The Purchase Price which shall be paid by IRC to Verbiski for the Purchased Shares, subject to the adjustments provided for in Article 7 and in Article 8 hereof, is the sum of $87,500,000 (CDN).

2.3 The Purchase Price shall be paid by IRC as follows:

(a) $60,000,000 (CDN) by way of a certified cheque or confirmed bank transfer;

(b) the issue by IRC to Verbiski of the Founder's Shares; and

(c) the issue by IRC to Verbiski of the Verbiski Shares.

2.4 Verbiski shall on Closing execute and deliver to IRC the Purchased Shares, duly registered in the name of IRC, free and clear of any Encumbrances excepting the VBNC Agreement.

3. Conditions

3.1 The Closing is subject to:

(a) termination of the Archean Unanimous Shareholders' Agreement and, if the Altius Option has not been exercised, the Adjustment Agreement;

(b) IRC's offering to Altius to purchase all of Altius' interest in LNRLP and the LNRLP Agreement at a consideration having the value of (i) $15,000,000 (CDN), if at such time Altius owns 7.5% of the LNRLP issued units or (ii) $20,000,000 (CDN) if at such time Altius has exercised the Altius Option or owns 10% of the LNRLP issued units, the composition of which consideration shall be as provided in Article 3(11) of the LNRLP Agreement;

(c) VBNC's right of first offer respecting Verbiski's proposed disposition of the Purchased Shares as contained in the VBNC Agreement, and confirmation satisfactory to IRC, acting reasonably, that VBNC has declined to exercise such right in accordance with the terms of the VBNC Agreement;

(d) Verbiski's satisfaction that IRC's Initial Public Offering shall upon Closing have those attributes as disclosed during his due diligence investigations;

(e) satisfactory completion by IRC and by Verbiski of their respective due diligence investigations in accordance with Article 14;

(f) IRC providing confirmation satisfactory to Verbiski and his counsel that Verbiski shall upon Closing be entitled to appoint two (2) Board Members for aggregate successive terms of not less than 6 years each, provided that at such time that Verbiski has disposed of 50% of his Initial Shareholding, Verbiski's right hereunder shall be reduced to one Board Seat and provided further that at such time as Verbiski has disposed of 80% of his Initial Shareholding, Verbiski shall have no further entitlement as of right to appoint any members of the board of directors of IRC, but provided always that nothing in this Agreement shall in any case preclude Verbiski and/or his nominees from thereafter presenting themselves as candidates to be elected to the board of directors of IRC and to sit and hold office as a member or members of the board of directors of IRC if so elected;

(g) satisfactory completion of a National Instrument 43-101 report;

(h) the receipt of the Regulatory Approvals on or before the Closing Date;

(i) completion of the necessary financing to pay the cash portion of the purchase price for the Purchased Shares in conjunction with IRC's Initial Public Offering on or before the Closing Date;

(j) Archean's divestiture, prior to the Closing Date, of the Divested Assets; and

(k) the closing of the purchase by IRC of Chislett's interest in Archean pursuant to IRC's agreement with Chislett of even date herewith.

4. Closing

4.1 The Closing shall take place simultaneously with the completion of IRC's Initial Public Offering. If the Closing shall not have occurred on or before that date which is 180 days from the date of this Agreement (unless such date is extended by mutual written agreement of the parties) this Agreement will terminate and the parties shall, excepting as to any antecedent breach of this Agreement, have no further obligations to each other hereunder.

4.2 At the Closing:

(a) Verbiski shall provide evidence satisfactory to IRC, acting reasonably, that (i) Archean has divested itself of the Divested Assets, (ii) the Archean Unanimous Shareholders' Agreement has been terminated and (iii) if the Altius Option has not been exercised, the Adjustment Agreement has been terminated;

(b) IRC shall deliver to Verbiski

(i) a certified cheque or confirmed bank transfer in the amount of $60,000,000 (CDN);

(ii) the Founder's Shares; and

(iii) the Verbiski Shares;

(c) Verbiski shall deliver to IRC the Purchased Shares, duly registered in the name of IRC, free and clear of Encumbrances excepting the VBNC Agreement and any restrictions required by regulatory authorities;

(d) Verbiski shall provide his agreement to indemnify IRC for and in respect of 50% of those liabilities and obligations of Archean pertaining to the time period prior to Closing, including as to Archean's disposition of the Divested Assets;

(e) IRC shall deliver to Verbiski, to Archean, to VBHC and to VBNC, as the case may be:

(i) confirmation in accordance with clause 3.1(f) hereof;

(ii) its agreement to observe, perform and fulfill the VBNC Agreement, and to indemnify and hold harmless Verbiski in respect of any breach thereof;

(iii) its agreement to pay the additional Purchase Price provided for in Article 7 and Article 8 hereof; and

(iv) such certificates and opinions of counsel to IRC as may be reasonably requested by Verbiski's counsel in connection with the transactions contemplated by this Agreement

which agreements, certificates and opinions shall be in a form and substance satisfactory to Verbiski's counsel.

5. Representations, Warranties and Covenants of Verbiski

5.1 Verbiski represents and warrants to IRC that he has the full right, title, power, capacity and authority to enter into this Agreement and the authority to complete all obligations hereunder, subject only to compliance with the Archean Unanimous Shareholders Agreement, the Adjustment Agreement and the VBNC Agreement.

5.2 Verbiski represents and warrants to IRC that, upon Closing:

(a) he shall be the holder and owner of the Purchased Shares, free and clear of Encumbrances excepting the Adjustment Agreement and the VBNC Agreement;

(b) Archean shall be the holder and owner of all of the issued and outstanding capital stock of VBHC;

(c) VBHC shall be the holder and owner of either a 92.5% interest in LNRLP or, in the event that the Altius Option has been exercised, a 90% interest in LNRLP;

(d) the Purchased Shares shall comprise a 46.25% indirect beneficial interest in LNRLP, in the event that the Altius Option has not been exercised (but in such case subject to the Altius Option Agreement), or a 43.75% indirect beneficial interest in LNRLP, in the event that the Altius Option has been exercised;

(e) excepting as to the Altius Option if then unexercised, there shall exist no options, agreements or rights held by any party to acquire securities or interests in Archean, VBHC or LNRLP;

(f) Archean and VBHC are valid and subsisting corporations duly incorporated and in good standing under the laws of Newfoundland and Labrador;

(g) LNRLP is a valid and subsisting limited partnership duly formed under the laws of Ontario;

(h) LNRLP owns 100% of the Royalty;

(i) to the best of his knowledge Archean, VBHC and LNRLP are not in default of any Federal or Provincial laws;

(j) all of the material transactions of Archean have been promptly and properly recorded or filed in or with the books or records of Archean and the minute books of Archean contain all records of the meetings and proceedings of Archean's directors and shareholders since its incorporation;

(k) all of the material transactions of VBHC have been promptly and properly recorded or filed in or with the books or records of VBHC and the minute books of VBHC contains all records of the meetings and proceedings of VBHC's directors and shareholders since its incorporation;

(l) Archean, VBHC and LNRLP hold all material licenses and permits that are required for carrying their business in the manner in which such businesses have been carried on and each of the foregoing is in full force and effect;

(m) Archean and VBHC have the corporate power and capacity to own the assets owned by them and to carry on the businesses carried on by them and Archean and VBHC are duly qualified to carry on business in all jurisdictions in which they carry on business;

(n) the audited consolidated financial statements of Archean for its fiscal year ended April 30, 2004 and the unaudited consolidated financial statements of Archean for the interim three-month period ended July 30, 2004 (the "Financial Statements") are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of Archean for the periods then ended and the Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis;

(o) there are no material liabilities of Archean, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in Archean's Financial Statements except those incurred in the ordinary course of business of Archean since April 30, 2004 which are recorded in the books and records of the Corporation;

(p) since April 30, 2004 there has not been any adverse material change of any kind whatsoever in the financial position or condition of Archean, or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the business or assets of Archean, or the right or capacity of Archean to carry on its business;

(q) to the best of his knowledge all tax returns and reports of Archean required by law to have been filed have been filed and are substantially true, complete and correct and all taxes and other government charges of any kind whatsoever of Archean have been paid or accrued in the Financial Statements; and

(r) to the best of his knowledge, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting Archean, VBHC or LNRLP or its directors, officers or promoters at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever which would result in an adverse material change in the financial position, business or prospects of Archean, VBHC or LNRLP and, to the best of its knowledge, there is no basis therefor.

5.3 Verbiski represents and warrants that he shall concurrently upon execution of this Agreement comply with the notice and right of first offer provisions and requirements in favour of VBNC in the VBNC Agreement, and that he shall diligently and in good faith use his best efforts to comply with his obligations under such agreements so as to permit the Closing to proceed on the Closing Date.

5.4 Verbiski agrees that he shall on a quarterly basis provide IRC with informal notice of aggregate dispositions during such quarter of any of his Initial Shareholding.

6. Representations, Warranties and Covenants of IRC

6.1 IRC represents and warrants to Verbiski that it has the full right, title, power, capacity and authority to enter into this Agreement and the authority to complete all obligations under this Agreement, subject only to obtaining the Regulatory Approvals and completion of the necessary financing to pay the cash portion of the purchase price for the Purchased Shares in conjunction with IRC's Initial Public Offering.

6.2 IRC represents and warrants that it shall diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering within the time frames respectively set forth in paragraphs 3(1)(h) and 3(1)(i) hereunder.

6.3 IRC represents and warrants that on Closing it shall be an exempt issuer under applicable securities laws and policies and that the Founder's Shares and the Verbiski Shares shall be exempt from escrow requirements and hold periods.

6.4 IRC represents and warrants that IRC and the Initial Public Offering on Closing shall have the attributes to be disclosed to Verbiski as contemplated in clause 14 hereof, and in particular but without limitation shall have the attributes outlined in Schedule "A" hereto annexed, which Schedule "A" shall form part and parcel hereof.

7. Additional Purchase Price Consideration Payable by IRC if Mineral Rights Tax Abolished or Decreased

7.1 IRC acknowledges and confirms its agreement and understanding that the Mineral Rights Tax may be decreased, lowered or abolished following execution of this Agreement and that, in such event, IRC shall pay to Verbiski the additional Purchase Price consideration hereinafter provided for.

7.2 In the event that, at any time prior to Closing or during the Tax Adjustment Period, the Mineral Rights Tax is abolished or amended, varied or in any manner altered such that the rate of the Mineral Rights Tax applicable to the Royalty is abolished or in any manner whatsoever decreased or lowered, IRC agrees that it shall pay to Verbiski, as additional Purchase Price consideration for the Purchased Shares, an amount calculated in accordance with the following formula:

$$\text{Reduction Proportion} \times \$21{,}875{,}000 \text{ (CDN)} \times \frac{3{,}477{,}700{,}000 - \text{Voisey's Bay Production}}{3{,}477{,}700{,}000}$$

In the event that the amount of Payable Nickel is unavailable in numbers of pounds so as to enable determination of Voisey's Bay Production on a quarterly basis, the following conversion factors shall be utilized to determine Voisey's Bay Production:

(a) One metric tonne = 2204.622 pounds; or

(b) One short ton = 2000 pounds.

7.3 IRC acknowledges and agrees that the Projected Tax Amount represents the parties' present best estimate of the aggregate Mineral Rights Tax which is projected to be payable during the Tax Adjustment Period in respect of Verbiski's indirect beneficial interest in the Royalty. IRC covenants and agrees that, in the event that by reason of any legislative change other than as contemplated in paragraph 7.2 hereof, the actual Mineral Rights Tax payable or projected to be payable in respect of Verbiski's said interest during the Tax Adjustment Period is or is projected to be less than the Projected Tax Amount, the difference between such Projected Tax Amount and such actual Mineral Rights Tax shall be paid to Verbiski as additional Purchase Price consideration for the Purchased Shares. IRC covenants and agrees that it shall make a bona fide and genuine pre-estimate of any such amount.

7.4 The additional Purchase Price consideration herein provided for shall be paid by IRC to Verbiski by way of certified cheque or confirmed bank transfer on or before the 45th day next following the abolition or amendment, variation or alteration of the Mineral Rights Tax whereby the Mineral Rights Tax is abolished or the rate of the Mineral Rights Tax applicable to the Royalty is in any manner whatsoever decreased or lowered, or following a determination that an amount is payable under paragraph 7.3, as the case may be.

8. Additional Purchase Price Consideration Payable Respecting Altius Option

8.1 In the event that, following Closing, the Altius Option is exercised in accordance with its terms, IRC shall cause Archean and VBHC to pay and deliver to Verbiski as additional Purchase Price consideration for the Purchased Shares an amount equal to the option price thereunder, net of any non-refundable taxes or other direct costs necessarily incurred by Archean, IRC or VBHC as the result of the exercise of the Altius Option. It is expressly agreed that Verbiski shall be free to assign or transfer or otherwise dispose of his interest in and to such additional Purchase Price consideration to any individual, person or other entity whatsoever (a "Transferee") and that in any such event the Transferee shall hold and be entitled to all rights of Verbiski in and to such additional Purchase Price consideration. For greater certainty, IRC agrees and confirms that the payment to Verbiski under this paragraph 8.1 shall be made either by way of an increase to the Purchase Price hereunder or by way of such other transactions requested by Verbiski and reasonably acceptable to IRC as are necessary to effect such payment in a manner that is more tax efficient and beneficial to Verbiski.

8.2 In the event that the Altius Option is declined or waived, or terminates by lapse or expiry in accordance with its terms without having first been exercised, IRC shall pay to Verbiski additional Purchase Price consideration in the amount of $5,000,000.00. In any such case, if the Mineral Rights Tax is abolished or amended, varied or in any manner altered such that the rate of the Mineral Rights Tax applicable to the Royalty is abolished or in any manner whatsoever decreased or lowered, the additional Purchase Price payable under this clause shall be increased in accordance with the formula set out in paragraph 7.2 hereof, provided that instead of the amount of $21,875,000.00 (CDN) utilized in such formula, the amount of $1,250,000.00 (CDN) shall be utilized. For greater certainty, the additional Purchase Price increase which may be payable under this clause is in addition to any additional Purchase Price consideration which may be payable by IRC to Verbiski pursuant to Article 7.

8.3 Subject to clause 8.4, any additional Purchase Price consideration which may be payable by IRC to Verbiski under this Article 8 shall be paid by IRC to Verbiski by way of certified cheque or confirmed bank transfer on or before the 45th day next following the closing of the transactions in connection with the exercise of the Altius Option or the declining, waiver or termination by lapse or expiry of the Altius Option in accordance with its terms, as the case may be.

8.4 Verbiski shall have the right but not the obligation, at his sole election, to take the additional Purchase Price consideration which may be payable by IRC under this Article 8 in the form of securities of IRC. Such election shall be made by Verbiski in writing and, if not so made, Verbiski shall be deemed to have elected to receive such consideration by way of certified cheque or confirmed bank transfer.

9. Time

9.1 Time shall be of the essence of this Agreement.

10. Law

10.1 This Agreement will be governed by the laws of the Province of Newfoundland and Labrador, and the parties attorn to the non-exclusive jurisdiction of the courts of Newfoundland and Labrador for resolution of all disputes arising in connection with this Agreement.

11. Notice

11.1 Any notice under this Agreement will be given in writing and may be sent by fax, telex, telegram or may be delivered or mailed by prepaid post address to the party to which notice is to be given at the address indicated below, or at another address designated by the party in writing.

(a) If to Verbiski:
Christopher Verbiski
Suite 704, TD Place
140 Water Street
St. John's, NL A1C 6H6

Telephone: 709.758.1700
Facsimile: 709.758.1708

(b) If to IRC:
Douglas B. Silver
Chairman and CEO
International Royalty Corporation
10 Inverness Drive East
Suite 104
Englewood, Colorado 80112
USA

Telephone: 303.799.9020
Facsimile: 303.799.9017

11.2 If notice is sent by fax, telex, telegram or is delivered, it will be deemed to have been given at the time of transmission or delivery.

11.3 If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

11.4 If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed, the notice will be sent by fax, telex, telegram or will be delivered.

12. Entire Agreement

12.1 This Agreement constitutes the entire agreement between the parties and supersedes and replaces any prior understanding and agreements between the parties.

13. Native Land Claims

13.1 IRC acknowledges that it is aware of aboriginal land claims issues which pertain to the Business and the Royalty, and has made independent assessment thereof.

14. Due Diligence

14.1 IRC shall have a period of 60 days from the date of this Agreement during which it may conduct such due diligence as is usual in transactions of like nature, including without limitation as to title and tax, during which time period Verbiski will cooperate and respond to the reasonable due diligence inquiries of IRC in a timely manner and provide access to the books, records, properties and personnel of Verbiski, Archean, VBHC and LNRLP. In the event that IRC has not provided Verbiski with notice in writing on or before the 60th day next following the date of this Agreement that it is not satisfied with its due diligence investigations, the condition for the benefit of IRC contained in paragraph 3.1(c) shall be deemed to be satisfied. Any such notice shall contain details of the relevant due diligence issues.

14.2 IRC acknowledges that it has reviewed that agreement known as the Labrador Option Agreement and has made an independent assessment as to the value of the Royalty.

14.3 Verbiski shall have a period of 60 days from the date of this Agreement during which period he may conduct such due diligence respecting IRC as he may reasonably require, including without limitation as to tax, the capital structure and assets and the Initial Public Offering of IRC, including those matters set forth in Schedule "A" hereto, and during which time IRC will cooperate and respond to the reasonable due diligence enquiries of Verbiski and his representatives in a timely manner, and provide access to the books, records, agreements, properties and personnel of IRC. IRC shall also ensure that Verbiski has full and reasonable access to the underwriters and agents respecting IRC's Initial Public Offering, and shall provide Verbiski with IRC's draft prospectus for the Initial Public Offering and such other documentation as may be reasonably necessary

for Verbiski to fully assess the proposed Initial Public Offering. In the event that Verbiski has not provided IRC with notice in writing on or before the 60th day next following the date of this Agreement that he is not satisfied with his due diligence investigations, the condition for the benefit of Verbiski contained in paragraph 3.1(e), but for greater certainty not the condition for the benefit of Verbiski contained in paragraph 3.1(d), shall be deemed to be satisfied. Any such notice shall contain details of the relevant due diligence issues. For greater certainty, Verbiski shall be entitled to object and give notice hereunder in the event that (a) his expectation as to the particulars of IRC and the Initial Public Offering, including as to the assets acquired by IRC and the matters set out in Schedule "A" hereto, are not met to his reasonable satisfaction or (b) he is not satisfied on Closing that IRC's Initial Public Offering shall have those attributes disclosed during his due diligence investigations. In the event that matters of objection and notice hereunder are not met to Verbiski's reasonable satisfaction, Verbiski shall be entitled to terminate this Agreement.

15. Tax Matters

15.1 Each party confirms that it shall receive independent advice as to any tax implications of the agreements contemplated in this Agreement.

15.2 It is agreed that, if requested by Verbiski, a joint election shall be made by Verbiski as transferor and by IRC as transferee under subsection 85(1) of the *Income Tax Act* at such agreed amount as may be designated by Verbiski within the limits allowed thereunder (or such other subsection of the *Income Tax Act*, as mutually agreed upon by both parties to this Agreement), respecting the transfer of the Purchased Shares to IRC by Verbiski, at such amount as may be determined by Verbiski in conformity with the provisions of such subsection (or such other subsection of the *Income Tax Act*, as mutually agreed upon by both parties to this Agreement). In any event, the tax effect to Verbiski shall not be less favourable than it would have been under subsection 85(1).

16. Assignment

16.1 Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by either party hereto without the written consent of the other party first obtained, such consent not to be unreasonably withheld. Verbiski hereby confirms his consent to the transfer of this Agreement by IRC to a wholly-owned subsidiary or affiliate of IRC so long as said transfer does not impair the availability, or consequences to Verbiski of, any elections under Article 15.2 of this Agreement, and provided that IRC remains fully obligated to Verbiski under the terms of this Agreement notwithstanding such transfer.

17. Further Assurances/Long-Form Agreement

17.1 Each party agrees to execute and deliver such other deeds, documents and assurances and to do such other acts as may be reasonably required to carry out the true intent and meaning of this Agreement. Both parties shall use their best efforts to fulfill all the terms of this Agreement.

17.2 At the option of either party following compliance with the VBNC Agreement, this letter agreement may be required to be replaced by a definitive purchase agreement

incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated in this letter agreement, and in any such event, the definitive purchase agreement shall supersede and replace this letter agreement. Notice of the requirement to replace this letter agreement by a party shall be given to the other party within 14 days next following compliance with the VBNC Agreement, and the parties shall in good faith negotiate and conclude such definitive purchase agreement within the period of 45 days next following the date of such notice. Unless and until it is replaced by a definitive purchase agreement as aforesaid, this letter agreement and any amendments hereto shall be fully binding upon the parties.

18. Enurement

18.1 This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, successors and permitted assigns.

19. Confidentiality, Public Disclosure

19.1 The parties agree that this Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by the Archean Unanimous Shareholders Agreement or by the VBNC Agreement or by applicable laws and then upon notice by the disclosing party to the other party) without the prior written approval of the other parties.

The parties agree that IRC has the right and permission from Verbiski to share information regarding this transaction with its financial advisors, including but not limited to its underwriters, and other parties required for completing the due diligence and closing of the transactions contemplated by this Agreement. Said information will be shared only on a need-to-know basis and will be subject to all recipients' execution and delivery of a confidentiality agreement with IRC and Archean.

19.2 The content of any public disclosure or press release respecting this Agreement or the transactions contemplated hereby shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this clause 19.2 is subject always to all disclosure obligations of IRC under applicable securities laws.

20. Execution Via Facsimile, Counterparts

20.1 It is agreed that this Agreement may be executed and delivered by fax and shall upon such execution and delivery be fully enforceable.

20.2 The parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which, taken together, shall be deemed to constitute one and the same instrument.

21. Non-Merger

21.1 . For greater certainty, IRC's obligations as set out in Article 7 and in Article 8 shall not merge on Closing but shall subsist.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this letter agreement.

Witness

Christopher Verbiski

Agreed this 16th day of August, 2004

International Royalty Corporation

Per:

Authorized Signatory

Per:

Witness

Authorized Signatory

21. Non-Merger

21.1 For greater certainty, IRC's obligations as set out in Article 7 and in Article 8 shall not merge on Closing but shall subsist.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this letter agreement.

Witness

Christopher Verbiski

Agreed this 16th day of August, 2004

International Royalty Corporation

Per:

Authorized Signatory Douglas B Silver Chairman and CEO

Witness

Per:

Authorized Signatory

SCHEDULE A

Characteristics of IRC Initial Public Offering

1. The business of IRC shall be the acquisition and administration of royalties and interests in royalties, including the Royalty.

2. The Chairman and Chief Executive Officer of IRC shall be Douglas D. Silver.

3. The President of IRC shall be Douglas J. Hurst.

4. The board of directors of IRC shall be eight (8) in number and shall include, in addition to the two (2) board members which Verbiski shall be entitled to appoint, the following:

   (a) Douglas D. Silver

   (b) Douglas J. Hurst

   (c) George S. Young

   (d) Robert W. Schafer

   (e) Gordon J. Fretwell

   (f) Rene G. Carrier

5. The management team for IRC shall including the following:

   (a) Douglas D. Silver

   (b) Douglas J. Hurst

   (c) George S. Young

6. The head office of IRC shall be located at 10 Inverness Drive East, Suite 104, Englewood, Colorado, USA 80112.

7. The intended issue price of the IRC Shares is $5.00.

8. IRC shall have in effect appropriate directors liability insurance.



August 16, 2004

Via Courier

Douglas B. Silver
Chairman and Chief Executive Officer
International Royalty Corporation
10 Inverness Drive East
Suite 104
Englewood, Colorado 80112
USA

Dear Mr. Silver:

Re: Albert Chislett - International Royalty Corporation Share Purchase Agreement

This will document the agreement between Albert Chislett ("Chislett") and International Royalty Corporation ("IRC") whereby Chislett has agreed to sell and IRC has agreed to purchase Chislett's interest in Archean Resources Ltd. ("Archean") subject to and in accordance with the following terms and conditions:

1. Defined Terms

1.1 For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a) "Act" means the *Corporations Act* RSNL 1990, c. C-36, as in effect on the date hereof;

(b) "Adjustment Agreement" means, collectively, that agreement dated July 10, 2003 made among Chislett, Verbiski and Archean and that agreement dated August 29, 2003 made among Chislett, Verbiski, Archean and VBHC whereby the burden and obligations of Archean under the said agreement dated July 10, 2003 were assumed by VBHC;

(c) "Agreement" means this agreement as it may be amended from time to time by the mutual written agreement of the parties hereto;

(d) "Altius" means Altius Resources Inc., a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(e) "Altius Minerals" means Altius Minerals Corporation, a body corporate organized and existing under the laws of Alberta;

(f) "Altius Option Agreement" means, collectively, that option agreement dated July 10, 2003 made between Archean as optionor and Altius as optionee whereby Archean granted to Altius the option to acquire a 2.5% interest in LNRLP and that indenture dated August 29, 2003 made among Archean, Altius, VBHC and LNRLP whereby the burden and obligations of Archean under the said option agreement dated July 10, 2003 were assumed by VBHC;

(g) "Altius Option" means the option granted to Altius pursuant to the Altius Option Agreement;

(h) "Altius Warrants" means those warrants to purchase Altius Minerals' shares issued to Archean in connection with the formation of LNRLP;

(i) "Archean" means Archean Resources Ltd., a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(j) "Archean Unanimous Shareholders Agreement" means that restated shareholders agreement dated August , 2004 made among Chislett, Verbiski and Archean;

(k) "Business" means Archean's interest in, including for greater certainty its interest under the Labrador Option Agreement in relation to, LNRLP, the Gross Diamond Royalty, Action 1997 St. J. No. 43 in the Supreme Court of Newfoundland and Labrador (confidentiality undertaking litigation against VBNC) and all business records, technical data and materials associated therewith;

(l) "Business Day" means any day (other than a Saturday or a Sunday or a banking holiday) on which the principal chartered banks in Canada are open for business during normal banking hours;

(m) "Chislett" means Albert E. Chislett, the president, a director and a shareholder of Archean;

(n) "Closing" means the closing of the sale by Chislett and the purchase by IRC of the Purchased Shares in accordance with the terms and conditions of this Agreement;

(o) "Closing Date" means the date of the completion of the Initial Public Offering;

(p) "Common Shares" means issued and outstanding shares in the capital of Archean;

(q) "Divested Assets" means all those assets of Archean excepting the Business, including without limitation (a) the entitlement respecting quarry materials conferred by Article 8 of the Labrador Option Agreement; (b) the following pending actions and legal proceedings commenced by Archean: (i) Action 1996 St. J. No. 3815 (quarry materials litigation) and (ii) Action 1996 St. J. No. 2330 (quarry license litigation against Government); (c) the Altius Warrants; (d) the

consideration received on the exercise of the Altius Option, if received prior to Closing, (e) obligations and entitlements associated with Archean's occupancy of its present office space, (f) Archean's office assets other than those which form part of the Business, and (g) cash on hand;

(r) "Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, and any matter capable of registration against title, option, right of pre-emption, or privilege;

(s) "Gross Diamond Royalty" shall have the meaning ascribed thereto by the Labrador Option Agreement;

(t) "Initial Public Offering" means the initial public offering of securities of IRC in British Columbia, Alberta, Ontario and Quebec intended to be completed on or before that date which is 180 days from the date of this Agreement, provided that the Closing shall in no case occur during the time period December 15-31, 2004;

(u) "IRC" means International Royalty Corporation, a body corporate organized and existing under the laws of the Yukon Territory, Canada;

(v) "LNRLP" means Labrador Nickel Royalty Limited Partnership, a limited partnership formed under the laws of the Province of Ontario, of which VBHC is the sole general partner and Altius is the sole limited partner;

(w) "LNRLP Agreement" means the agreement to form LNRLP dated July 10, 2003 made between Archean, Altius and such persons who from time to time become limited partners of LNRLP in accordance with the terms thereof;

(x) "Labrador Option Agreement" means that agreement dated May 18, 1993, as amended by an Amendment and Addendum Agreement dated April 23, 1995 made initially between Diamond Fields Resources Inc. and Archean, certain benefits and burdens of which are now separately vested in Archean and VBHC, and in VBNC;

(y) "Mineral Rights Tax" means that tax and tax rate applicable to the Royalty under the *Mining and Mineral Rights Tax Act 2002* SNL 2002 c. M-16.1, as in effect on the date hereof;

(z) "Mineral Rights Tax Reduction Amount" means that amount, expressed as a percentage, by which the Mineral Rights Tax may be decreased or lowered from time to time, and, for greater certainty, shall be that percentage equal to the Mineral Rights Tax in the event that the Mineral Rights Tax is repealed or abolished;

(aa) "Payable Nickel" means nickel produced in its refined state from a refinery, which for the Voisey's Bay Mine is projected to be 3,477,700,000 pounds assuming a 25 year mine life;

(bb) "Projected Tax Amount" means $23,125,000;

(cc) "Purchase Price" shall have the meaning ascribed thereto in paragraph 2.2;

(dd) "Purchased Shares" means those Common Shares of Archean held by Chislett on the Closing Date, which shall represent a 46.25% indirect beneficial interest in LNRLP;

(ee) "Reduction Proportion" means that proportion, expressed as a fraction, representing any proportionate reduction of the Mineral Rights Tax from time to time, calculated as follows:

Mineral Rights Tax Reduction Amount ÷ Mineral Rights Tax

(ff) "Regulatory Approvals" means such regulatory approvals and acceptances, and in particular but without limitation such approval from the TSX Exchange, as may be necessary for the transactions contemplated by this Agreement;

(gg) "Royalty" means the 3% net smelter returns royalty conferred by the Labrador Option Agreement and held by LNRLP;

(hh) "Tax Adjustment Period" means that time from the Closing Date until the twenty-fifth (25th) anniversary of the Closing Date;

(ii) "VBHC" means Voisey's Bay Holding Corporation, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(jj) "VBNC" means Voisey's Bay Nickel Company Limited, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(kk) "VBNC Agreement" means that agreement dated July 10, 2003 made among Archean, Altius Minerals Corporation, Altius, Chislett, Verbiski, VBNC, and LNRLP, to which agreement VBHC as the assignee of Archean is subject pursuant to an agreement dated August 29, 2003 made among Archean, VBHC and VBNC;

(ll) "Verbiski" means Christopher L. Verbiski, vice-president, a director and a shareholder of Archean;

(mm) "Voisey's Bay Mine" means that nickel-copper-cobalt mine which as at the date hereof is under development by VBNC in the Labrador portion of the Province of Newfoundland and Labrador, and which is generally known as the Voisey's Bay mine; and

(nn) "Voisey's Bay Production" means the amount of Payable Nickel, expressed in numbers of pounds, which has in aggregate been produced from the Voisey's Bay Mine on the date that the Mineral Rights Tax is abolished or in any manner whatsoever decreased or lowered, as calculated on such date.

1.2 All references to dollar amounts in this Agreement shall mean lawful currency of Canada.

2. Sale and Purchase of the Purchased Shares

2.1 Subject to the terms and conditions of this Agreement, Chislett covenants and agrees to sell, assign and transfer to IRC and IRC covenants and agrees to purchase from Chislett all but not less than all of the Purchased Shares.

2.2 The Purchase Price which shall be paid by IRC to Chislett for the Purchased Shares, subject to the adjustment provided for in Article 7, is the sum of $92,500,000 (CDN).

2.3 The Purchase Price of $92,500,000 (CDN) shall be paid by IRC to Chislett on Closing by way of a certified cheque or confirmed bank transfer.

2.4 Chislett shall on Closing execute and deliver to IRC the Purchased Shares, duly registered in the name of IRC, free and clear of any Encumbrances excepting the VBNC Agreement.

3. Conditions

3.1 The Closing is subject to:

(a) termination of the Archean Unanimous Shareholders' Agreement and, if the Altius Option has not been exercised, the Adjustment Agreement;

(b) IRC's offering to Altius to purchase all of Altius' interest in LNRLP and the LNRLP Agreement at a consideration having the value of (i) $15,000,000 (CDN), if at such time Altius owns 7.5% of the LNRLP issued units or (ii) $20,000,000 (CDN) if at such time Altius has exercised the Altius Option or owns 10% of the LNRLP issued units, the composition of which consideration shall be as provided in Article 3(11) of the LNRLP Agreement;

(c) VBNC's right of first offer respecting Chislett's proposed disposition of the Purchased Shares as contained in the VBNC Agreement, and confirmation satisfactory to IRC, acting reasonably, that VBNC has declined to exercise such right in accordance with the terms of the VBNC Agreement;

(d) satisfactory completion by IRC of its due diligence investigations in accordance with Article 13;

(e) satisfactory completion of a National Instrument 43-101 report;

(f) the receipt of the Regulatory Approvals on or before the Closing Date;

(g) completion of the necessary financing to pay the purchase price for the Purchased Shares in conjunction with IRC's Initial Public Offering on or before the Closing Date;

(h) Archean's divestiture, prior to the Closing Date, of the Divested Assets; and

(i) the closing of the purchase by IRC of Verbiski's interest in Archean pursuant to IRC's agreement with Verbiski of even date herewith.

4. **Closing**

4.1 The Closing shall take place simultaneously with the completion of IRC's Initial Public Offering. If the Closing shall not have occurred on or before that date which is 180 days from the date of this Agreement (unless such date is extended by mutual written agreement of the parties) this Agreement will terminate and the parties shall, excepting as to any antecedent breach of this Agreement, have no further obligations to each other hereunder.

4.2 At the Closing:

(a) Chislett shall provide evidence satisfactory to IRC, acting reasonably, that (i) Archean has divested itself of the Divested Assets, (ii) the Archean Unanimous Shareholders' Agreement has been terminated and (iii) if the Altius Option has not been exercised, the Adjustment Agreement has been terminated;

(b) IRC shall deliver to Chislett a certified cheque or confirmed bank transfer in the amount of $92,500,000 (CDN);

(c) Chislett shall deliver to IRC the Purchased Shares, duly registered in the name of IRC, free and clear of Encumbrances excepting the VBNC Agreement and any restrictions required by regulatory authorities;

(d) Chislett shall provide his agreement to indemnify IRC for and in respect of 50% of those liabilities and obligations of Archean pertaining to the time period prior to Closing, including as to Archean's disposition of the Divested Assets;

(e) IRC shall deliver to Chislett, to Archean, to VBHC and to VBNC, as the case may be:

(i) its agreement to observe, perform and fulfill the VBNC Agreement, and to indemnify and hold harmless Chislett in respect of any breach thereof;

(ii) its agreement to pay the additional Purchase Price provided for in Article 7 hereof; and

(iii) such certificates and opinions of counsel to IRC as may be reasonably requested by Chislett's counsel in connection with the transactions contemplated by this Agreement

which agreements, certificates and opinions shall be in a form and substance satisfactory to Chislett's counsel.

5. **Representations, Warranties and Covenants of Chislett**

5.1 Chislett represents and warrants to IRC that he has the full right, title, power, capacity and authority to enter into this Agreement and the authority to complete all obligations

hereunder, subject only to compliance with the Archean Unanimous Shareholders Agreement, the Adjustment Agreement and the VBNC Agreement.

5.2 Chislett represents and warrants to IRC that, upon Closing:

(a) he shall be the holder and owner of the Purchased Shares, free and clear of Encumbrances excepting the Adjustment Agreement and the VBNC Agreement;

(b) Archean shall be the holder and owner of all of the issued and outstanding capital stock of VBHC;

(c) VBHC shall be the holder and owner of either a 92.5% interest in LNRLP or, in the event that the Altius Option has been exercised, a 90% interest in LNRLP;

(d) the Purchased Shares shall comprise a 46.25% indirect beneficial interest in LNRLP;

(e) excepting as to the Altius Option if then unexercised, there shall exist no options, agreements or rights held by any party to acquire securities or interests in Archean, VBHC or LNRLP;

(f) Archean and VBHC are valid and subsisting corporations duly incorporated and in good standing under the laws of Newfoundland and Labrador;

(g) LNRLP is a valid and subsisting limited partnership duly formed under the laws of Ontario;

(h) LNRLP owns 100% of the Royalty;

(i) to the best of his knowledge Archean, VBHC and LNRLP are not in default of any Federal or Provincial laws;

(j) all of the material transactions of Archean have been promptly and properly recorded or filed in or with the books or records of Archean and the minute books of Archean contain all records of the meetings and proceedings of Archean's directors and shareholders since its incorporation;

(k) all of the material transactions of VBHC have been promptly and properly recorded or filed in or with the books or records of VBHC and the minute books of VBHC contains all records of the meetings and proceedings of VBHC's directors and shareholders since its incorporation;

(l) Archean, VBHC and LNRLP hold all material licenses and permits that are required for carrying their business in the manner in which such businesses have been carried on and each of the foregoing is in full force and effect;

(m) Archean and VBHC have the corporate power and capacity to own the assets owned by them and to carry on the businesses carried on by them and Archean and VBHC are duly qualified to carry on business in all jurisdictions in which they carry on business;

(n) the audited consolidated financial statements of Archean for its fiscal year ended April 30, 2004 and the unaudited consolidated financial statements of Archean for the interim three-month period ended July 30, 2004 (the "Financial Statements") are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of Archean for the periods then ended and the Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis;

(o) there are no material liabilities of Archean, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in Archean's Financial Statements except those incurred in the ordinary course of business of Archean since April 30, 2004 which are recorded in the books and records of the Corporation;

(p) since April 30, 2004 there has not been any adverse material change of any kind whatsoever in the financial position or condition of Archean, or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the business or assets of Archean, or the right or capacity of Archean to carry on its business;

(q) to the best of his knowledge all tax returns and reports of Archean required by law to have been filed have been filed and are substantially true, complete and correct and all taxes and other government charges of any kind whatsoever of Archean have been paid or accrued in the Financial Statements; and

(r) to the best of his knowledge, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting Archean, VBHC or LNRLP or its directors, officers or promoters at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever which would result in an adverse material change in the financial position, business or prospects of Archean, VBHC or LNRLP and, to the best of its knowledge, there is no basis therefor.

5.3 Chislett represents and warrants that he shall concurrently upon execution of this Agreement comply with the notice and right of first offer provisions and requirements in favour of VBNC in the VBNC Agreement, and that he shall diligently and in good faith use his best efforts to comply with his obligations under such agreements so as to permit the Closing to proceed on the Closing Date.

6. Representations, Warranties and Covenants of IRC

6.1 IRC represents and warrants to Chislett that it has the full right, title, power, capacity and authority to enter into this Agreement and the authority to complete all obligations under this Agreement, subject only to obtaining the Regulatory Approvals and completion of the necessary financing to pay the purchase price for the Purchased Shares in conjunction with IRC's Initial Public Offering.

6.2 IRC represents and warrants that it shall diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering within the time frames respectively set forth in paragraphs 3(1)(f) and 3(1)(g) hereunder.

7. Additional Purchase Price Consideration Payable by IRC if Mineral Rights Tax Abolished or Decreased

7.1 IRC acknowledges and confirms its agreement and understanding that the Mineral Rights Tax may be decreased, lowered or abolished following execution of this Agreement and that, in such event, IRC shall pay to Chislett the additional Purchase Price consideration hereinafter provided for.

7.2 In the event that, at any time prior to Closing or during the Tax Adjustment Period, the Mineral Rights Tax is abolished or amended, varied or in any manner altered such that the rate of the Mineral Rights Tax applicable to the Royalty is abolished or in any manner whatsoever decreased or lowered, IRC agrees that it shall pay to Chislett, as additional Purchase Price consideration for the Purchased Shares, an amount calculated in accordance with the following formula:

$$\text{Reduction Proportion} \times \$23{,}125{,}000\ (\text{CDN}) \times \frac{3{,}477{,}700{,}000 - \text{Voisey's Bay Production}}{3{,}477{,}700{,}000}$$

In the event that the amount of Payable Nickel is unavailable in numbers of pounds so as to enable determination of Voisey's Bay Production on a quarterly basis, the following conversion factors shall be utilized to determine Voisey's Bay Production:

(a) One metric tonne = 2204.622 pounds; or

(b) One short ton = 2000 pounds.

7.3 IRC acknowledges and agrees that the Projected Tax Amount represents the parties' present best estimate of the aggregate Mineral Rights Tax which is projected to be payable during the Tax Adjustment Period in respect of Chislett's indirect beneficial interest in the Royalty. IRC covenants and agrees that, in the event that by reason of any legislative change other than as contemplated in paragraph 7.2 hereof, the actual Mineral Rights Tax payable or projected to be payable in respect of Chislett's said interest during the Tax Adjustment Period is or is projected to be less than the Projected Tax Amount, the difference between such Projected Tax Amount and such actual Mineral Rights Tax shall be paid to Chislett as additional Purchase Price consideration for the Purchased Shares. IRC covenants and agrees that it shall make a bona fide and genuine pre-estimate of any such amount.

7.4 The additional Purchase Price consideration herein provided for shall be paid by IRC to Chislett by way of certified cheque or confirmed bank transfer on or before the 45th day next following the abolition or amendment, variation or alteration of the Mineral Rights Tax whereby the Mineral Rights Tax is abolished or the rate of the Mineral Rights Tax applicable to the Royalty is in any manner whatsoever decreased or lowered, or following a determination that an amount is payable under paragraph 7.3, as the case may be.

8. **Time**

8.1 Time shall be of the essence of this Agreement.

9. **Law**

9.1 This Agreement will be governed by the laws of the Province of Newfoundland and Labrador, and the parties attorn to the non-exclusive jurisdiction of the courts of Newfoundland and Labrador for resolution of all disputes arising in connection with this Agreement.

10. **Notice**

10.1 Any notice under this Agreement will be given in writing and may be sent by fax, telex, telegram or may be delivered or mailed by prepaid post address to the party to which notice is to be given at the address indicated below, or at another address designated by the party in writing.

(a) If to Chislett:
Albert E. Chislett
Suite 704, TD Place
140 Water Street
St. John's, NL A1C 6H6

Telephone: 709.758.1700
Facsimile: 709.758.1708

(b) If to IRC:
Douglas B. Silver
Chairman and CEO
International Royalty Corporation
10 Inverness Drive East
Suite 104
Englewood, Colorado 80112
USA

Telephone: 303.799.9020
Facsimile: 303.799.9017

10.2 If notice is sent by fax, telex, telegram or is delivered, it will be deemed to have been given at the time of transmission or delivery.

10.3 If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

10.4 If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed, the notice will be sent by fax, telex, telegram or will be delivered.

11. Entire Agreement

11.1 This Agreement constitutes the entire agreement between the parties and supersedes and replaces any prior understanding and agreements between the parties.

12. Native Land Claims

12.1 IRC acknowledges that it is aware of aboriginal land claims issues which pertain to the Business and the Royalty, and has made independent assessment thereof.

13. Due Diligence

13.1 IRC shall have a period of 60 days from the date of this Agreement during which it may conduct such due diligence as is usual in transactions of like nature, including without limitation as to title and tax, during which time period Chislett will cooperate and respond to the reasonable due diligence inquiries of IRC in a timely manner and provide access to the books, records, properties and personnel of Chislett, Archean, VBHC and LNRLP. In the event that IRC has not provided Verbiski with notice in writing on or before the 60th day next following the date of this Agreement that it is not satisfied with its due diligence investigations, the condition for the benefit of IRC contained in paragraph 3.1(d) shall be deemed to be satisfied. Any such notice shall contain details of the relevant due diligence issues.

13.2 IRC acknowledges that it has reviewed that agreement known as the Labrador Option Agreement and has made an independent assessment as to the value of the Royalty.

14. Tax Matters

14.1 Each party confirms that it shall receive independent advice as to any tax implications of the agreements contemplated in this Agreement.

15. Assignment

15.1 Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by either party hereto without the written consent of the other party first obtained, such consent not to be unreasonably withheld. Chislett hereby confirms his consent to the transfer of this Agreement by IRC to a wholly-owned subsidiary or affiliate of IRC provided that IRC remains fully obligated to Chislett under the terms of this Agreement notwithstanding such transfer.

16. Further Assurances/Long-Form Agreement

16.1 Each party agrees to execute and deliver such other deeds, documents and assurances and to do such other acts as may be reasonably required to carry out the true intent and meaning of this Agreement. Both parties shall use their best efforts to fulfill all the terms of this Agreement.

16.2 At the option of either party following compliance with the VBNC Agreement, this letter agreement may be required to be replaced by a definitive purchase agreement

incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated in this letter agreement, and in any such event, the definitive purchase agreement shall supersede and replace this letter agreement. Notice of the requirement to replace this letter agreement by a party shall be given to the other party within 14 days next following compliance with the VBNC Agreement, and the parties shall in good faith negotiate and conclude such definitive purchase agreement within the period of 45 days next following the date of such notice. Unless and until it is replaced by a definitive purchase agreement as aforesaid, this letter agreement and any amendments hereto shall be fully binding upon the parties.

17. Enurement

17.1 This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, successors and permitted assigns.

18. Confidentiality, Public Disclosure

18.1 The parties agree that this Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by the Archean Unanimous Shareholders Agreement or by the VBNC Agreement or by applicable laws and then upon notice by the disclosing party to the other party) without the prior written approval of the other parties.

The parties agree that IRC has the right and permission from Chislett to share information regarding this transaction with its financial advisors, including but not limited to its underwriters, and other parties required for completing the due diligence and closing of the transactions contemplated by this Agreement. Said information will be shared only on a need-to-know basis and will be subject to all recipients' execution and delivery of a confidentiality agreement with IRC and Archean.

18.2 The content of any public disclosure or press release respecting this Agreement or the transactions contemplated hereby shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this clause 18.2 is subject always to all disclosure obligations of IRC under applicable securities laws.

19. Execution Via Facsimile, Counterparts

19.1 It is agreed that this Agreement may be executed and delivered by fax and shall upon such execution and delivery be fully enforceable.

19.2 The parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which, taken together, shall be deemed to constitute one and the same instrument.

20. Non-Merger

20.1 For greater certainty, IRC's obligations as set out in Article 7 shall not merge on Closing but shall subsist.

In consideration of the forgoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this letter agreement.

Witness

Albert Chislett

Agreed this 16th day of August, 2004

International Royalty Corporation

Per:

Authorized Signatory

Per:

Witness

Authorized Signatory

20. Non-Merger

20.1 For greater certainty, IRC's obligations as set out in Article 7 shall not merge on Closing but shall subsist.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this letter agreement.

____
Witness

____
Albert Chislett

Agreed this 16th day of August, 2004

International Royalty Corporation

Per: ______________________
Authorized Signatory   Douglas B. Silver, Chairman and CEO

____
Witness

Per: ______________________
Authorized Signatory

AMENDMENT TO PURCHASE AND SALE AGREEMENT

This AMENDMENT TO PURCHASE AND SALE AGREEMENT is made July 31, 2003 and is:

BETWEEN:

Jean-Claude Bonhomme

And:

Bonhomme Enterprises, Inc.

both having an office at:
56 Temperance Street, Third Floor
Toronto, Ontario, M5H 3V5
Canada

(together "Bonhomme" or the "Seller")

AND:

International Royalty Corporation
having an address at:
10 Inverness Drive East, suite 104
Englewood, Colorado 80112
U.S.A.

("IRC" or the "Purchaser")

BACKGROUND:

A. Corona Corporation (now called "Barrick Gold Corporation") and Teck Corporation (now called "Teck Cominco Ltd.") agreed to pay River Oaks Gold Corporation a 0.75% net smelter return pursuant to an agreement (the "Royalty Agreement") made as of December 22, 1989 among Donald McKinnon, Jean Clause Bonhomme, Rocco A. Schiralli and River Oaks Gold Corporation and Corona Corporation and Teck Corporation from the production from any part of the Williams Property as defined in the Royalty Agreement together with interest on any unpaid royalty from the date of entitlement to payment quarter by quarter at an annual rate of 11% and granted and conveyed to River Oaks Gold Corporation an interest in the Williams Property sufficient to secure the net smelter return.

B. Pursuant to an assignment agreement made as of March 30, 1992 River Oaks Gold Corporation assigned to Bonhomme Enterprises, Inc. a 0.25% net smelter return (the "Royalty") from the production from any part of the Williams Property (being one-third of the 0.75% of the net smelter return granted under the Royalty Agreement) and an undivided one-third interest in all of River Oaks Gold Corporation's interest in and to the Royalty Agreement.

C. Bonhomme and IRC entered into a purchase and sale agreement (the "Purchase and Sale Agreement") dated the _ day of June, 2003 for the sale by Bonhomme and the purchase by IRC

of all of Bonhomme's right, title and interest in the Subject Property as defined in the Purchase and Sale Agreement.

D. Bonhomme and IRC are entering into this Amendment to Purchase and Sale Agreement in furtherance of and in order to clarify and amend the Purchase and Sale Agreement.

E. In this Amendment to Purchase and Sale Agreement, defined terms that are defined in the Purchase and Sale Agreement and not otherwise defined herein will have the meanings defined in the Purchase and Sale Agreement.

TERMS OF AGREEMENT

In consideration of the premises, the sum of $10 now paid by each Party to the other, and the mutual covenants and agreements herein after set forth (the receipt and sufficiency of the consideration is hereby acknowledged by the Parties), the Parties covenant and agree as follows:

1. Paragraph 1 of the Purchase and Sale Agreement is hereby amended by:

    1.1. substituting "Purchaser" for "Buyer" in the second line;

    1.2. adding the following after subclause (c):

    "The Subject Property will be transferred and conveyed by the Seller to the Purchaser free and clear of all claims, interests, liens, charges or encumbrances."

2. Paragraph 2 of the Purchase and Sale Agreement is hereby amended by deleting from the second sentence of the first paragraph the words "and, payable as follows:" and subclauses (a), (b) and (c) and by substituting therefore the following:

    "In addition, IRC agrees to issue to Bonhomme and its nominees, Bronia GmbH and Mossco Capital Inc., in the Province of Ontario, warrants (the "Warrants") to purchase common shares of IRC exercisable for consideration to IRC of $2,850,000 (Canadian) at an exercise price per share of the lower of $3.00 and the price per share of IRC's initial public offering, for a period of two years from the date of such initial public offering."

3. The first paragraph of Paragraph 3 of the Purchase and Sale Agreement is hereby amended by:

    3.1. in the 5th line thereof, substituting for "July 12, 2003, unless mutually agreed upon by the Parties" the following:

    "August 12, 2003 or such other date as may be agreed in writing by the Parties (the "Closing Date")";

    3.2. in the 5th and 6th lines thereof, substituting for "The Closing shall be conducted at Bonhomme's offices" the following:

    "The Closing shall take place on the Closing Date at the offices of (i) Aird & Berlis, at Suite 1800 - 181 Bay Street, Toronto, Ontario M5J 2T9; (ii) Gordon Fretwell, at 920 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6; and (iii) Cheadle Johnson shanks MacIvor, Suite 2000, 715 Hewitson Street, Thunder Bay, Ontario."

4. Paragraph 3 of the Purchase and Sale Agreement is hereby amended by deleting subclause (a) and inserting the following clause (a) in lieu thereof:

"The executed documents to be delivered by Bonhomme to IRC on the Closing Date shall include:

4.1. registrable assignment of the Subject Property from Bonhomme to IRC in the form attached as Schedule A;

4.2. registrable re-assignment from Quest Ventures Ltd. to Bonhomme Enterprises, Inc. of the interest in the Subject Property assigned to Quest Ventures Ltd. by Bonhomme in form satisfactory to IRC;

4.3. registrable discharge of the Subject Property from the security interest therein granted by Bonhomme to Quest Ventures Ltd., in form satisfactory to IRC;

4.4. a full and complete release relating to the Subject Property, executed by Quest Ventures ltd. relating to two court actions in the Ontario superior Court of Justice (court file no. 03-CV-24681CM1 and court file no. 03-CV-246460CM2), in form satisfactory to IRC;

4.5. registrable discharge of the Subject Property from the security interest therein granted by Bonhomme to Mossco Capital Inc., in form satisfactory to IRC;

4.6. a full and complete release relating to the Subject Property, executed by Mossco Capital Inc. relating to two court actions in the Ontario Superior court of Justice (court file no. 03-CV-246817CM1 and court file no. 03-CV-246460CM2), in form satisfactory to IRC;

4.7. registrable re-assignment from Bronia GmbH to Bonhomme Enterprises, Inc. of the interest in the Subject Property assigned to Bronia GmbH by Bonhomme, in form satisfactory to IRC;

4.8. registrable discharge of the Subject Property from the security interest therein granted by Bonhomme to Bronia GmbH, in form satisfactory to IRC;

4.9. a full and complete release relating to the Subject Property, executed by Bronia GmbH relating to two court actions in the Ontario Superior court of Justice (court file no. 03-CV-246817CM1 and court file no. 03-CV-246460CM2), in form satisfactory to IRC;

4.10. a full and complete release relating to the Subject Property, executed by Bonhomme relating to two court actions in the Ontario Superior court of Justice (court file no. 03-CV-246817CM1 and court file no. 03-CV-246460CM2), in form satisfactory to IRC;

4.11. a full and complete relating to the subject Property, executed by Iamgold Corporation relating to two court actions in the Ontario Superior court of Justice (court file no. 03-CV-246817CM1 and court file no. 03-CV-246460CM2), in form satisfactory to IRC;

4.12. certified copy of a special resolution of Bonhomme Enterprises, Inc. authorizing the sale of the Subject Property to IRC;

4.13. opinion satisfactory to IRC from counsel to Bonhomme Enterprises, Inc. as to the corporate existence and authority of Bonhomme Enterprises, Inc. and the due

authorization, execution and delivery by Bonhomme of the Purchase and Sale Agreement, this Amendment to Purchase and Sale Agreement and the other closing documents to be executed and delivered by Bonhomme;

4.14. all documents and information in Bonhomme's possession or control with respect to the Subject Property;

4.15. estoppel certificates from Barrick Gold Corporation and Teck Cominco Ltd. in the form attached as Schedule B;

and such other documents as IRC may reasonably require.

5. Further to Paragraph 3 of the Purchase and Sale Agreement, IRC shall deliver the following to Bonhomme on Closing:

5.1. certified cheque, bank draft or solicitor's trust cheque to Quest Ventures Ltd. for the amount owing to Quest Ventures Ltd. by Bonhomme;

5.2. certified cheque, bank draft or solicitor's trust cheque to Cassels Brock and Blackwell in trust for the balance of the $2,850,000 cash portion of the purchase price;

5.3. certificates for the Warrants.

6. Further to paragraph 3 of the Purchase and Sale Agreement, all documents to be delivered at Closing, including cheques or other instruments representing payment (including evidence and undertakings relating to payments or deliveries described in paragraph 5 herein), are to be tabled and held in escrow until the parties have agreed that all documents tabled are satisfactory, all acts to be performed at the Closing Date have been satisfactorily performed and that registration of documents to be registered may be proceeded with. Thereupon, the parties responsible for registration of particular documents and subsearching of PPSA and land registries shall proceed with such subsearching. When all of the parties are satisfied with the subsearches, each of the parties shall indicate its agreement that each of the documents to be registered shall be registered. Upon confirmation that all documents have been registered, all documents and payments that have been tabled shall be released from escrow to the party or parties entitled thereto and the Closing shall be completed.

7. Further to Paragraph 6 of the Purchase and Sale Agreement and in addition to the representations and warranties set forth in Paragraph 6, Bonhomme represents and warrants to IRC as follows:

7.1. the Royalty Agreement is a valid and subsisting contract, enforceable by each of the parties thereto, against the others, in accordance with its terms and is in full force and effect and unamended and is the entire agreement among the parties thereto with respect to the subject matter thereof;

7.2. neither Bonhomme nor Barrick Gold Corporation and/or Teck Cominco Ltd. has committed any act or omitted to perform any obligation, or permitted any act or omission to occur, which would be a breach or a default of their respective obligations pursuant to the Royalty Agreement or which would vitiate the continued obligations of Barrick Gold Corporation and/or Teck Cominco Ltd. thereunder;

7.3. there is no dispute between Bonhomme and Barrick Gold Corporation and/or Teck Cominco Ltd. concerning the Royalty Agreement and any payments to Bonhomme of the Royalty;

7.4. neither Bonhomme nor Quest Ventures Ltd. nor Bronia GmbH nor Mossco Capital Inc. nor any other person to whom Bonhomme has granted a security interest in the Subject Property has done anything to discharge or release any rights under the Royalty Agreement or to discharge or release Barrick Gold Corporation and/or Teck Cominco Ltd. from any of their respective obligations or liabilities under the Royalty Agreement or with respect to the Royalty;

7.5. Bonhomme is the legal and beneficial owner of the Subject Property, subject to assignments to Quest Ventures Ltd., Bronia GmbH and/or Mossco Capital Inc. as security for loans and security interests therein held by Quest Ventures Ltd., Bronia GmbH and Mossco Capital Inc., all of which will be discharged on Closing;

7.6. Bonhomme has a good right, full power and absolute authority to assign, transfer and set over the legal and beneficial title to the Subject Property to IRC as contemplated by the Purchase and Sale Agreement and this Amendment to Purchase and Sale Agreement; and

7.7. the obligations of Barrick Gold Corporation and/or Teck Cominco Ltd. to pay the Royalty in accordance with the Royalty Agreement as assigned to Bonhomme are not subject to any claims, setoffs, recoupment, advance payments or any other matter that would in any way diminish the amount of the Royalty payable under and in accordance with the terms of the Royalty Agreement as assigned to Bonhomme or reduce or eliminate any of the other obligations of Barrick Gold Corporation and/or Teck Cominco Ltd. with respect thereto.

8. Bonhomme represents and warrants to IRC as follows:

8.1. Bonhomme is not a non-resident of Canada for the purposes of Section 116 of the *Income Tax Act* (Canada);

8.2. Canada Customs and Revenue Agency has not issued a notice of seizure and sale under the *Excise Tax Act* against Bonhomme.

9. Paragraph 12 of the Purchase and Sale Agreement is amended by deleting the first sentence thereof and the first twenty-six words of the second sentence, prior to the word "including" at the end of the fourth line, thereof, so that the first sentence of Paragraph 12 begins:

"Bonhomme represents that ownership of the Subject Property does not result in liability for physical or environmental conditions of the real property to which the Subject Property relates and that Bonhomme has no responsibility or liability for any physical or environmental conditions of any real property to which the Subject Property relates, . . ."

10. The Parties agree that Paragraph 14(d) of the Purchase and Sale Agreement with respect to confidentiality is hereby amended to provide that IRC may disclose information if required by law, a court of competent jurisdiction or any regulatory body, whether as a result of an application made by IRC or otherwise. Bonhomme acknowledges having been advised by IRC that IRC intends to undertake an initial public offering (the "IPO") and that in connection with that offering it will be required to make full, true and plain disclosure of all material facts in relation to the Purchase and Sale Agreement and all ancilliary agreements, and the Royalty. IRC

must also, in connection with the IPO, disclose audited financial information relating to historical payments made pursuant to the Royalty. Bonhomme consents to all such disclosures and agrees to assist, at IRC's expense, IRC in assembling and providing full access to all information required to complete the IPO.

11. All of the representations and warranties of Bonhomme set forth in the Purchase and Sale Agreement and this Amendment to Purchase and Sale Agreement are true and correct as of the date of the Purchase and Sale Agreement or this Amendment to Purchase and Sale Agreement, as the case may be, and as of the Closing Date.

12. In the Purchase and Sale Agreement and in this Amendment to Purchase and Sale Agreement references to "Bonhomme" are to Jean-Claude Bonhomme and/or Bonhomme Enterprises, Inc. The representations and warranties given by Bonhomme and the obligations of Bonhomme under the Purchase and Sale Agreement and under this Amendment to Purchase and Sale Agreement are joint and several and the representations and warrants and covenants and agreements of Bonhomme set forth in the Purchase and Sale Agreement and this Amendment to Purchase and Sale Agreement shall survive the Closing and the transfer of the Subject Property to IRC, provided that those representations and warranties not relating to the title to the Subject Property shall be limited in time to a period of two years after the Closing.

13. The Purchase and Sale Agreement as amended and clarified by this Amendment to Purchase and Sale Agreement is the entire agreement between the Parties with respect to the subject matter thereof.

14. The Parties hereby confirm the Purchase and Sale Agreement as clarified and amended by this Amendment to Purchase and Sale Agreement.

In Witness whereof the Parties have executed this Amendment to Purchase and Sale Agreement with the intention of being legally bound.

____
Jean-Claude Bonhomme

Bonhomme Enterprises, Inc.
by:

____
Authorized Signatory

International Royalty Corporation
by:

____
Authorized Signatory

Jean-Claude Bonhomme

Bonhomme Enterprises, Inc.
by:

Authorized Signatory

International Royalty Corporation
by:

Authorized Signatory

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT is dated the ____ day of June, 2003, among Mr. Jean-Claude Bonhomme and Helene Bonhomme, collectively as individuals and also on behalf of Bonhomme Enterprises, Inc. an [Ontario] corporation, as successor in interest to an aggregate royalty of 0.25% of net smelter returns under that certainty agreement dated December 22, 1989 described below, being one third of the 0.75% of net smelter returns royalty formerly held by River Oaks Gold Corporation under the agreement dated December 22, 1989 described below, with both Jean-Claude Bonhomme and Helene Bonhomme acting in their individual capacities and in their capacities as shareholders (hereafter collectively "Bonhomme" or "Seller"), having its offices at 56 Temperance Street, Third Floor, Toronto, Ontario, Canada M5H 3V5, and International Royalty Corporation, a Yukon Corporation, (hereafter "IRC" or "Purchaser"), having its offices at 10 Inverness Drive East, Suite 104, Englewood, Colorado, USA, 80112.

In consideration of their mutual consents and promises, the Purchaser and Seller hereby agree to the purchase and sale of the Subject Property described herein, under the following terms:

1. Description of Property: Subject to the terms and conditions of this greement, Seller agrees to sell and convey and Purchaser agrees to purchase and accept the Subject Property for the Purchase Price as defined hereinafter. The "Subject Property" shall mean:

(a) All of Bonhomme's rights, title and interest in and to the Williams Mine Royalty arising under that certain agreement dated December 22, 1989, as more particularly described in Exhibit "A" attached hereto, together with such other interests in fee or leasehold surface, fee or leasehold mineral and any other fee or leasehold interests as are now held by Seller in the lands described in Exhibit "A" (the "Royalty Interests").

(b) Rights in Production. All of Bonhomme's rights, title and interest in reversionary interests, backing interests, overriding royalties, production payments, mineral and royalty interests in production of minerals relating to the Royalty Interests and as are held by Bonhomme under that certain agreement dated December 22, 1989 ("Production Rights"); and

(c) Contract Rights. All of Bonhomme's rights, title and interest in or derived from any agreements, leases, conveyances or decisions which relate to any



of the lands described in Exhibit "A " ("Contr act Rights") (or, at the context requires, "Lease R ights").

2. Purchase Price. IRC agrees to pay to Bonhomme for the Subject Property the sum of Canadian $2,850,000 (Two million, eight hundred and fifty thousand dollars) by certified cheque. All monies payable in reference to this Agreement are Canadian funds and, payable as follows:

(a) $2,800,000 shall be paid to Bonhomme creditors by certified cheque or otherwise at the time of Closing (as defined in paragraph 3 hereof).

(b) $50,000 shall be paid to Bonhomme at the time of Closing to cover legal expenses related to this Agreement.

(c) In addition, IRC shall issue to Bonhomme warrants to purchase Cdn $2,850,000 worth of shares of International Royalty Corporation ("IR C") at the deemed price of its shares offered on its Initial Public Offering. The warrants shall have a two year term and the issuance will be subject to regulatory approval.

The distribution and allocation of the funds and warrants received as a result of this transaction by Bonhomme is the sole responsibility of Bonhomme. Bonhomme will hold IRC harmless from any claims in reference to the distribution of the monies received as payment or otherwise.

3. Closing. Fulfillment of the provisions in Paragraph 5 below relating to title and Purchaser obtaining the contemplated financing shall be a condition precedent to IRC's obligation to proceed with Closing. The conveyance of the Subject Property to IRC shall be effective the first day of the month in which closing shall occur (the "Effective Date") and shall take place on or before July 12, 2003, unless mutually agreed upon by the Parties. The Closing shall be conducted at Bonhomme's offices during normal business hours and the following shall occur:

(a) Bonhomme shall execute, acknowledge and deliver (i) a Quitclaim Deed in the form attached hereto as Exhibit "B"; (ii) an Assignment, Conveyance and Bill of Sale in the form attached hereto as Exhibit "C"; (iii) counterpart assignments of operating rights and of record title to the Leases on officially approved forms to satisfy applicable governmental requirements and/or satisfactory in form to Purchaser; (iv) letters-in-lieu of transfer orders, and other instruments conveying title to the Subject Property and the production therefrom to Purchaser; and (v) such other documents as the Purchaser may reasonably request to effect the purchase and sale of the Subject Property contemplated herein.

DB

(b) IRC shall deliver the payments described in 2(a) and (b) above and an agreement to issue the warrants as described in 2(c) above.

(c) Bonhomme shall provide original executed releases from all the creditors substantially in the form attached as Exhibits D ,E, and F, and an estoppel certificate from the underlying owner and operator of the mining property to which the Subject Property relates substantially in the form attached as Exhibit G, as well as releases from any other creditors that may hold claim to the Subject Property in a form satisfactory to IRC, and shall deliver all corporate resolutions authorizing the transactions contemplated in this Agreement and incumbency certificates and such other documentation as may be reasonably required by IRC evidencing the authorization and binding nature of this Agreement, all in a form satisfactory to IRC.

(d) Any ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of minerals or the receipt of proceeds or royalties therefrom on the Subject Property shall be prorated between Bonhomme and IRC as of the Effective Date.

(e) Bonhomme shall deliver all data in its possession regarding the Subject Property to IRC. Bonhomme shall deliver Title documents of the Subject Property to IRC.

(f) At least two business days before Closing, Bonhomme shall prepare and deliver a preliminary closing statement ("Preliminary Closing Statement") to IRC, which will detail Sellers calculation of revenues, costs and expenses applicable to the Subject Property up to the Effective Date.

(g) Bonhomme shall deliver a legal opinion to the Purchaser in a form satisfactory to the Purchaser acting reasonably which shall include confirmation that the necessary corporate action has been taken to enable Bonhomme Enterprises, Inc. to complete the transaction contemplated herein.

(h) The Purchase Price as set out under this Agreement is not subject to any taxes payable by IRC. IRC shall be liable for applicable conveyance, transfer, recording and filing fees, and real estate transfer stamps and/ or taxes imposed on transfer of said property pursuant to this Agreement.

4. Post-Closing Adjustments. As soon as possible after Closing the parties will calculate any prorations or expenses in respect to the Subject Property to be determined as of the Effective Date and the parties will, as between them, financial



consideration to property reflect the final settlement of the purchase and sale hereunder "the Final Closing Se tlement") which will be final and conclusive.

5. Title. IRC shall have a period of three weeks after the execution of this Agreement to conduct an examination of the title to the Subject Property. In the event that any defects in title are encountered that render the condition of the title unacceptable to IRC, IRC shall have the right, at its option, to elect (1) to cure such defect and deduct the reasonable cost thereof from the Purchase Price; (2) require that Bonhomme cure such defect, in which case Bonhomme shall do so as soon as reasonably possible, and Closing shall be postponed for such time as may be necessary to effect such cure; or (3) terminate this Agreement, without any further obligation or liability. The Assignment, Bill of Sale and Conveyance transferring the Subject Property to IRC shall be executed and delivered by Bonhomme, and accepted by IRC, with those representations and warranties as are contained in Exhibits B and C , and include but are not limited to warranties against all current creditors of Seller and/or to any claim, interest, lien encumbrance or other matter affecting title to the Subject Property that may arise by, through or under Bonhomme or its creditors, and Bonhomme shall protect, defend, indemnify, save and hold harmless IRC from and against any and all losses and claims associated with said purchase of Subject Property.

6. Representations and Warranties of Bonhomme. Bonhomme represents and warrants to IRC, as of this date and as of the Date of Closing as follows:

(a) Valid Agreement. This Agreement constitutes the legal, valid and binding Agreement of Bonhomme. At the Closing, all instruments required hereunder to be executed and delivered by Bonhomme shall be duly executed and delivered to IRC and shall constitute legal, valid and binding obligations of Bonhomme. The execution and delivery by Bonhomme of this Agreement, the consummation of the transaction set forth herein and the performance by Bonhomme of its obligations hereunder will not conflict with or result in any violation of any provision of (i) any agreement, contract, mortgage, lease, license or other instrument to which Bonhomme is a party or by which it is bound; (ii) any governmental franchise, license, permit or authorization or any judgment or order of judicial or governmental body applicable to Bonhomme, or (iii) any law, statute, decree, rule or regulation of any jurisdiction in Canada to which Bonhomme is subject.

(b) Authorization. This Agreement is duly authorized, executed and delivered by Bonhomme. This Agreement and all documents executed by Bonhomme in connection with this Agreement constitute legal, valid and binding obligations of Bonhomme, enforceable in accordance with the terms of the Agreement.

(c) Finders' Fees: There are no finders fees to be paid in respect to this transaction.

(d) No Third Party Rights. No other party has a prior right, by way of option, right of first refusal or otherwise to acquire any right, title or interest in and to the Subject Property.

(e) Maintenance of Interests. Without the prior written consent of IRC, Bonhomme will not: (i) enter into any new agreements or commitments with respect to the Subject Property; (ii) incur any liabilities other than in the ordinary course of normal operation expenses on the Subject Property; (iii) modify or terminate any of the Leases or related agreements or waive any right thereunder; and (iv) encumber, sell or otherwise dispose of any of the Subject Property other than personal property which is replaced with equivalent property or consumed in the ordinary course of operation of the Subject Property and other than ores, concentrates or minerals sold in the ordinary course of business.

(f) Access and environmental. In addition to the representations made in paragraph 12 below, IRC and the employees and agents of IRC shall have access to the Subject Property at IRC's sole cost and expense at all reasonable times, and shall have the right to conduct equipment inspections, environmental audits, and any other investigation of the Subject Property on prior notice to Bonhomme and upon agreement with Seller as to time and place of such actions subject to the rights contained in Exhibit A.

7. Representations and Warranties of IRC. IRC represents and warrants to Seller as of the date hereof and as of the date of Closing, as follows:

(a) Corporation Authority. IRC is a corporation duly organized and in good standing under the Yukon laws, is or will be duly qualified to carry on its business where the Subject Property is located, and has all the requisite power and authority to enter into and perform this Agreement and carry out the transactions contemplated under this Agreement.

(b) Valid Agreement. This Agreement constitutes a legal, valid and binding Agreement of IRC. At the Closing, all instruments required hereunder to be executed and delivered by IRC shall be duly executed and delivered to Bonhomme and shall constitute legal, valid and binding obligations of IRC. The execution and delivery of IRC of this Agreement, and consummation of the transactions set forth herein have been duly and validly authorized by all requisite corporate action on the part of IRC and will not conflict with or result in any violation of any provision of (i) any



agreement, contract, mortgage, lease, license or other instrument to which IRC is a party or by which IRC is bound; (ii) any governmental franchise, license, permit or authorization or any judgment or order of judicial or governmental body applicable to IRC, or (iii) any law, statute, decree, rule or regulation of any jurisdiction in the United States to which IRC may be subject.

(c) Governmental Approvals. IRC shall obtain all required local, provincial, federal governmental, and/or agency permissions, approvals, permits, bonds and consents, as may be required to assume Bonhomme's obligations and responsibilities attributable to the Subject Property.

8. Files and Records. Bonhomme will make available to IRC all title opinions and other information available in Bonhomme's files relating to the Subject Property. Existing abstracts and title opinions will be brought down to date by Bonhomme at Bonhomme's expense. All such material, and the material referred to in the section below, shall be made available at Bonhomme's office, during normal working hours. Bonhomme will also permit IRC to examine and copy at its expense such files and record, including:

(a) All production records, pricing certifications and contracts;

(b) All land, geological, geophysical, production, engineering and accounting records relating to the Subject Property; and

(c) All information and records in Bonhomme's possession that relate to paid royalty amounts for the period Bonhomme has owned the Subject Property. IRC will be given all original files pertaining to the Subject Property at Closing or as soon thereafter as is practicable. IRC will preserve all such files for a period of two years after Closing, and will afford Bonhomme access thereto during normal working hours at IRC's address shown in Section 16(d), which address may be changed by notice to Bonhomme. The files, documents, books and records delivered to IRC by Bonhomme pursuant to this Agreement (collectively the "Data") shall not include any information which, if disclosed, would cause IRC to breach any contract or agreement.

9. Costs and Revenues After Effective Time. Until the Final Closing Settlement, Bonhomme shall be responsible for the payment of all costs, liabilities and expenses incurred in the ownership and operation of the Subject Property prior to the Effective Date which have not yet paid or satisfied. IRC shall be responsible for payment (at Closing or thereafter if not reflected on the Preliminary Closing Settlement) of all costs, liabilities and expenses incurred in the ownership and operation of the Subject Property after the Effective Date. With respect to all production from



the Subject Property prior to the Effective Date, all applicable proceeds from the sale thereof shall be the property of Bonhomme. All production after the Effective Date shall be for the account of IRC as it related to the Royalty payable to Bonhomme, subject only to any adjustments as are described above in paragraph 4.

10. Assumption of Obligations. From and after the Closing, IRC assumes and agrees to perform all express or implied covenants and obligations of Bonhomme relating to the Subject Property, all in accordance with the applicable laws, regulations and contractual provisions.

11. Independent Investigation and Disclaimer. Subject to review of all Data provided to IRC, the matters contained in Exhibits hereto and the representations and warranties of Bonhomme herein, IRC acknowledges that: (i) pursuant to this Agreement it will have prior to the Closing access to the Subject Property and to Bonhomme, if any; and (ii) in making the decision to enter into this Agreement and consummate the transactions contemplated herein, IRC has relied on the basis of its own independent investigation of the Subject Property and upon representations, warranties, covenants and agreements outside of this Agreement.

12. Environmental Matters.

Bonhomme represents that the Subject Property is a contract right and not in the chain of title relating to real property ownership. Therefore, Bonhomme represents that Bonhomme has no responsibility or liability for any physical or environmental conditions on any real property to which the Subject Property relates, including, without limitation, the presence of toxic or hazardous substances, pollutants or other contaminants, environmental hazards, naturally-occurring radioactive materials (NORM) and produced water contamination of the surface and/or subsurface. IRC, as a condition of its performance of this Agreement and to proceed to Closing, is relying on that representation of Bonhomme and purchasing the Subject Property with that understanding. Accordingly, in the event that such representation is inaccurate, Bonhomme shall be responsible for and indemnify, defend and hold harmless IRC, its employees, officers, directors, consultants, or agents from and against any and all losses attributable to damage to property, injury to or death of persons or other living things, natural resource damages, environmental response costs, environmental remediation and restoration costs, or fines or penalties arising out of or attributable to, in whole or in part, either directly or indirectly, the ownership, or operation of the Subject Property at any time before the Closing Date.

13. Indemnity. IRC agrees to release, defend, indemnify, and hold Bonhomme harmless from any damages, expenses (including court costs and



attorneys' fees), civil fines, penalties, and other costs and liabilities incurred as a result of claims, demands, and causes of action made or arising on or after the Effective Date as a result of the ownership or the operation of, or for any act or omission in connection with, the Subject Property subsequent to the Effective Date by IRC.

14. Miscellaneous.

(a) Brokers. Each party agrees that it will hold the other party harmless from any claim by any broker or finder asserting it was employed by such party in connection with the transactions contemplated herein.

(b) Further Assurances. Bonhomme agrees to execute any documents which it has the authority to execute, whether before or after the Closing, to effect the sale and purchase contemplated herein and to aid IRC in clearing or perfecting title and ownership to the Subject Property, and to facilitate the receipt of the proceeds of the sale of the production therefrom and attributable hereto. IRC shall make any request for execution of such document in writing and shall provide Bonhomme with a copy of the document and an appropriate explanation of its significance and purpose.

(c) Entire Agreement. This Agreement, together with the Exhibits attached hereto and Data delivered hereunder, shall constitute the complete agreement between the parties hereto and shall supersede all prior agreements, whether written or oral, and any representations or conversations with respect to the Subject Property.

(d) Confidentiality. Bonhomme and IRC will use their best efforts to keep the terms of this Purchase and Sale Agreement, the content of preceding negotiations and the information furnished by the parties hereunder strictly confidential.

(e) Notices. All communications required or permitted under this Agreement shall be in writing and shall be deemed made when actually received, or if mailed by registered or certified mail, postage prepaid, addressed as set forth below, shall be deemed made three days after such mailing. Either party may, by written notice to the other, change the address for mailing such notices.



Notices to Seller:
Mr. Jean-Claude Bonhomme
Bonhomme Enterprises, Inc.
56 Temperance Street, Third Floor
Toronto, Ontario, CANADA M5H 3V5
Telephone:__________________
Fax:_____________________

Notices to Purchaser:
Douglas B. Silver
Chairman and Chief Executive Officer
International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado, USA 80112
Telephone: (303) 799-9015
Fax: (303) 799-9017

(f) Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, and their successors and assigns; provided, no assignment by either party shall be made without the express consent of the other party and if such consent is granted, no assignment shall relieve such party of any of its obligations hereunder.

(g) Counterparts. This Agreement may be executed in any number of counterparts, which taken together shall constitute one instrument and each of which shall be considered an original.

(h) Law Applicable. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario

(i) Waivers. No parties' rights hereunder will be deemed waived except by a writing signed by such party.

(j) Incorporation of Exhibits. All exhibits and schedules referred to herein are attached hereto and are made a part hereof by this reference.

(h) Survival. Except as otherwise provided herein, the provisions of this Agreement shall survive the Closing hereof and shall not merge into the assignment documents to be delivered hereunder.



Signed and delivered the day and year first above set forth.

SELLER

Jean-Claude Bonhomme

Bonhomme Enterprises, Inc.

By: ____________________

Its: President

PURCHASER

International Royalty Corporation

By: Douglas Silver

Its: CEO



GUSTAVSON ASSOCIATES

GEOLOGISTS • ENGINEERS

February 4, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Registrar of Securities
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Consent of Author, International Royalty Corporation

I, William J. Crowl, do hereby consent to the filing of the written disclosure of the amended technical report titled "Independent Technical Report, Voisey's Bay Royalty. Labrador, Canada" and dated October 29, 2004 and amended February 1, 2005 (the "Technical Report") and any extracts from or a summary of the Technical Report in the prospectus of International Royalty Corporation, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the prospectus of International Royalty Corporation contains any misrepresentation of the information contained in the Technical Report.

Dated this 4th Day of February, 2005

Gustavson Associates, LLC

William J Crowl

William J. Crowl, Vice President, Mining

5757 Central Ave Suite D Boulder, CO 80301 USA +1 (303) 443-2209 FAX +1 (303) 443-3156 http://www.gustavson.com wcrowl@gustavson.com

International Royalty Corporation

Independent Technical Report
Voisey's Bay Project Royalty,
Labrador, Canada

Prepared for:

International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado USA 80112
+1.303.799.9015

Prepared by:

William J Crowl

Gustavson Associates, LLC
5757 Central Ave, Suite D
Boulder, Colorado USA 80301
+1.303.443.2209


GUSTAVSON ASSOCIATES
5757 CENTRAL AVE. SUITE D BOULDER. COLORADO 80301 USA

Project No: IRC001

October 29, 2004, Revised on February 1, 2005

Independent Technical Report Voisey's Bay Project Royalty, Labrador, Canada

International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado USA 80112
+1.303.799.9015

Project Number IRC001

Gustavson Associates, LLC
5757 Central Ave, Suite D
Boulder, Colorado USA 80301

e-mail: wcrowl@gustavson.com
web site: http://www.gustavson.com

Contact: **William J Crowl**
Telephone: +1 (303) 443-2209
Fax: +1 (303) 443-3156

October 29, 2004, Revised on February 1, 2005

William J Crowl

Gustavson Associates, LLC
Vice President, Mining

EXECUTIVE SUMMARY (Item 3)

Gustavson Associates, LLC (Gustavson") was commissioned by International Royalty Corporation ("IRC") in October 2004 to prepare a Technical Report on its 2.7% NSR Royalty at the Voisey's Bay Project (the "Project") in Labrador Canada. Inco Limited ("Inco") holds a 100% equity interest in the Voisey's Bay Project through its wholly-owned subsidiary, Voisey's Bay Nickel Company Limited ("VBNC"). Gustavson's opinion is contained herein and effective October 29, 2004.

This report has been prepared in accordance with the guidelines provided in National Instrument 43-101 ("NI43-101"), Standards of Disclosure for Mineral Projects.

However, this report has been prepared for a company which holds a royalty interest (not direct ownership) on the property. Mining companies are not (typically) required and, as a matter of practice, do not normally disclose detailed information to companies which hold a royalty interest in their operations unless legally mandated. IRC therefore, is limited in amount of information and details it can disclose to that which is available in the public domain. This report, therefore, relies primarily on information and data taken from a technical report dated August 31, 2003 (the "Inco Report") prepared and filed by Inco in accordance with National Instrument 43-101 as well as general information available in the public domain.

The Inco Report presents freight costs incurred at the mine to transport the concentrates, an intermediate product, to the port. The Inco Report does not disclose smelting and refining costs. With the exception of the freight costs, none of the mine-site costs set out in the Inco Report impact the calculation of IRC's royalty amounts.

This report presents gross revenues, and the anticipated smelter, refining, transportation and marketing costs as reviewed by Gustavson and found to be reasonable. This report does not include any of the mine site costs (with the exception of freight costs) because they are specifically excluded from the calculation of the net smelter return royalty.

Cautionary Statement

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects. Pursuant to an exemption order to be granted to the IRC by the Canadian securities regulatory authorities, the information contained herein with respect to the Project is primarily extracted from the Inco Report as well as general information available in the public domain including IRC's complete database of public domain data, Inco Annual Reports, Inco Annual Information Forms, information available on the Inco website and information available on other websites. Gustavson did not conduct a site visit, did not independently sample and assay portions of the deposit and did not review the following items prescribed by NI 43-101: (i) geological investigations, reconciliation studies, independent check assaying and independent audits; (ii) estimates and classification of mineral resources and mineral reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations; or (iii) life of mine plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

Disclaimer Regarding Inco

Inco has not reviewed this report and takes no responsibility nor assumes any liability for the statements in this report. No express or implied representation or warranty of any kind has been made by Inco that the contents of this report are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

In particular, Inco has advised IRC that the Inco Report was prepared to satisfy the technical requirements of NI 43-101 and was not intended to be used for purposes of evaluating an acquisition of the Voisey's Bay Royalty, for valuing the Voisey's Bay Royalty for purposes of an offering of securities or for any purpose other than Inco's compliance with the technical requirements of NI 43-101. Gustavson and IRC did not obtain a copy of the Inco Report from Inco directly, nor seek consent or approval from Inco to use the Inco Report. IRC and Gustavson obtained a copy of the Inco Report from the System for Electronic Document Analysis and Retrieval at www.sedar.com and relied on it as a public document. Neither Inco nor any of the qualified persons who prepared the Inco Report consented to the use of the Inco Report by IRC for purposes of evaluating a potential acquisition of the Voisey's Bay Royalty or for any offering of securities of IRC.

The Inco Report is current only as of its effective date of August 31, 2003. Neither Inco nor any of the qualified persons who prepared the Inco Report has made or makes any representation to IRC or any other person in any way relating as to the accuracy or fitness for any use or purpose of any part of the Inco Report as currently contemplated by IRC or otherwise. Inco has expressly stated that Inco and each of the qualified persons who prepared the Inco Report accepts no responsibility or liability to IRC or any other person for any use of the Inco Report.

No information came to Gustavson's attention during their review of the data and information contained in the Inco Report that would cause Gustavson to doubt the integrity of such data and information.

IRC Royalty & Revenues

Archean Resources Limited ("ARL") was granted a mortgage on certain of the mineral claims and licenses covering the Voisey's Bay deposits in 1993 to secure the payment of a 3.0% net smelter royalty ("NSR") granted to it by Diamond Fields Resources Inc.

Prior to August, 2004, Archean Resources Limited ("ARL") was owned 50% by Mr. Christopher Verbiski and 50% by Mr. Albert Chislett. On 16 August 2004 International Royalty Corporation ("IRC") agreed to acquire Mr. Chislett's and Mr. Verbiski's interest in ARL. Through the purchase of ARL, IRC holds 100% interest in Voisey's Bay Holding Corporation ("VBHC"). Labrador Nickel Royalty Limited Partnership ("LNRLP") is 92.5% held by VBHC and 7.5% held by Altius Mineral Corporation ("Altius"). Altius also holds an option to acquire an additional 2.5% interest in LNRLP from VBHC. This report assumes that Altius has exercised its option and that VBHC owns 90% of the LNRLP. IRC's indirect interest in the NSR held by LNRLP is therefore 90% of 3.0% or 2.7% of the NSR.

IRC developed a 13-year projection financial model to estimate its royalty income at a CAD$:US$ exchange rate of 0.75:1. The model is based upon ore reserves and technical-

economic and financial parameters available in the public domain and to IRC from its financial and legal advisors. IRC's market price assumptions used in the analysis are shown in Table 1. IRC believes these parameters reflect current market trends.

Table 1: Assumptions Used for Royalty Calculation

Parameter	Metal Price
Market Price	
Nickel (2006 & 2007)	US$5.00/lb
Nickel (2008 - 2018)	US$4.00/lb
Copper	US$1.00/lb
Cobalt	US$15.00/lb

The Voisey's Bay Royalty is expected to begin paying during the first quarter of 2006. During the first 13 years of operations, the Voisey's Bay property is expected to make payments on the Voisey's Bay Royalty ranging from CAD$17.53 to CAD$26.75 million per year, averaging CAD$20.50 million per year on a pre-tax basis.

IRC royalty revenues, including the effect of changes in nickel price and exchange rate, for 2006 and 2007 have been estimated and the results are shown in Table 2. Table 3 displays the sensitivity of the revenues to changes in the Smelting, Refining and Transportation Costs and Table 4 shows the sensitivity of the Revenues to changes in the Annual Production Throughput. Tables 3 and 4 assume a Base Case of US$5.00 Ni price and a CAD$:US$ exchange rate of 0.82:1 (approximating current exchange conditions).

The values shown in the tables are net of the 20% Labrador withholding tax but are pre-provincial and federal tax.

Table 2: IRC Projected Royalty Revenue Sensitivity to Exchange Rate and Nickel Price

Exchange Rate (US/CAD)	2006 Ni Price (US$/Lb)					2007 Ni Price (US$/Lb)				
	$3.00	$4.00	$5.00	$6.00	$7.00	$3.00	$4.00	$5.00	$6.00	$7.00
	Revenues (CAD$ millions)					Revenues (CAD$ millions)				
0.75	10.23	13.19	16.14	19.10	22.05	13.55	17.47	21.40	25.32	29.24
0.80	9.59	12.36	15.13	17.90	20.67	12.70	16.38	20.06	23.74	27.42
0.85	9.03	11.64	14.24	16.85	19.45	11.95	15.42	18.88	22.34	25.80
0.90	8.52	10.99	13.45	15.91	18.37	11.29	14.56	17.83	21.10	24.37

Table 3: Royalty Revenue Sensitivity to Changes in Smelting, Refining & Transportation Costs

(Base Case assumes $5.00/Lb Ni, 0.82 CAD$:US$ exchange rate)

	Revenues (CAD$ millions)	
Sensitivity	2006	2007
-20%	15.28	20.25
-15%	15.15	20.08
-10%	15.02	19.91
-5%	14.89	19.74
0% Base	**14.76**	**19.57**
+5%	14.63	19.40
+10%	14.51	19.23
+15%	14.38	19.06
+20%	14.25	18.89

Table 4: Royalty Revenue Sensitivity to Changes in Annual Production Throughput

(Base Case assumes $5.00/Lb Ni, 0.82 CAD$:US$ exchange rate)

	Revenues (CAD$ millions)	
Sensitivity	2006	2007
-20%	11.88	15.74
-15%	12.60	16.70
-10%	13.32	17.66
-5%	14.04	18.61
0% Base	**14.76**	**19.57**
+5%	15.48	20.53
+10%	16.21	21.48
+15%	16.93	22.44
+20%	17.65	23.40

Description & Location

The Voisey's Bay Project is located on the northeast coast of Labrador, on a peninsula bordered to the north by Anaktalak Bay and to the south by Voisey's Bay. The nearest communities are Nain, approximately 35 km northeast, and Natuashish, approximately 80 km southeast. The property is 330 km north of Happy Valley-Goose Bay, in south-central Labrador, and 900 km north-northwest of St. John's, the capital of the Province.

The Main Block is generally sparsely treed with barren highlands to the east and west. A central, north-south trending valley runs throughout, which is well treed, has widely spaced string bogs and is covered by thick overburden. The mountainous region to the west is drained by Reid, Ikadlivik and Kogluktokoluk brooks, which empty through rocky, steep-sided valleys into Voisey's Bay. Elevations on the Main Block extend from sea level to 175m at Discovery Hill and to 225m at the Eastern Deeps. Maximum elevations in the area of the Voisey's Bay Project are found at Anaktalak Bay, with hills up to 500m.

The Voisey's Bay Project is located at a remote site. There are no existing services, such as roads or power, and substantial infrastructure will need to be constructed for the development and operation of the Voisey's Bay Project. During the shipping season

(June to December), the nearest community, Nain, is serviced by coastal freighter. At present, the temporary dock at Anaktalak Bay has no facilities for loading and unloading materials or equipment from large, ocean-going ships and can only accommodate small ships and barges.

The Province has issued nine mineral licenses consisting of a total of 1,978 claims (49,450 ha) to VBNC, which cover the main claim block (the "Main Block") of the Voisey's Bay Project. Mineral licenses are issued for a period of five years and may be extended for three additional five-year renewal periods, for a total of twenty years.

The Province has also issued a mining lease to VBNC for a period of 25 years effective September 30, 2002 covering approximately 1,600 hectares. The mining lease gives VBNC the exclusive right to extract minerals and carry out mineral exploration, mining operations or mining processing and development in, on or under the lands, or part of the lands, at Voisey's Bay covered by the mining lease, subject to VBNC and Inco continuing to meet the terms of and conditions of a development agreement between Inco, VBNC and the Government of the Province (the "Development Agreement").

Geology & Mineralization

The regional geology is dominated by juxtaposed terranes of Archean and Proterozoic gneisses, extensively intruded by suites of troctolitic, gabbroic/anorthositic and granitic plutonic rocks. The major structural feature in the region is a north-south-trending collisional suture, juxtaposing Archean Nain Province gneisses to the east with Lower Proterozoic-age Churchill Province gneisses to the west. The crustal suture was formed more than 1,800 Ma ago.

The VBI occurs in three intrusions. The first comprises the large, easterly plunging, troctolite chamber overlying the Eastern Deeps deposit. The second is the troctolite dyke, commonly referred to as the "feeder dyke" or "conduit." It extends north of the Eastern Deeps chamber as a thin, flat-lying, body and then westward, with progressively steeper northerly dips eventually overturning to steep southerly dips. The Ovoid, Mini-Ovoid and Discovery Hill deposits occur in the steep, north-dipping segment while the Reid Brook deposit occurs in the south-dipping portion. The "conduit" ultimately approaches the top of the third body, the Western Deeps troctolite chamber below the Reid Brook deposit at a depth of about 1,000 metres. The feeder dyke joins the two chambers.

There are four principal types of sulphide mineralization at Voisey's Bay: massive, leopard-textured, basal breccia, and disseminated in variable troctolite. The last three types are interfingered and cannot be correlated as distinct units. They have been combined and classified as disseminated sulphide in the geological model for the Ovoid, Mini-Ovoid and Southeast Extension deposits. For the mineral resource estimates, the mineralization has been divided into two domains: massive sulphide and disseminated sulphide. The contact between the massive sulphide and disseminated sulphide is sharp with very little inter-fingering.

The Ovoid and Mini-Ovoid deposits form an elongate, tadpole-shaped feature with a length of 800m along a west-northwest axis and a maximum width of 350m, narrowing to less than 50m at its northwestern end. The maximum vertical depth of the Ovoid deposit

approaches 120m. A thin, initially north-dipping feeder dyke extends from the base of the Ovoid, but this dip reverses and eventually dips to the south.

The feeder dyke forms an incomplete marginal skin, 0-20m thick, of variably net- to leopard-textured mineralized troctolite and basal breccia with disseminated sulphides. This marginal skin surrounds a core of massive sulphide mineralization approximately 350m in diameter and up to 120m thick.

Toward the western extension of the Ovoid, the deposit becomes more elongate or trough-like in transition to the more dyke-like form of the Discovery Hill deposit. The sequence of troctolite intrusion and sulphide deposit is more complete than in the Ovoid deposit. The upper or northern margin of the intrusion in this area consists of unmineralized gabbroic to troctolitic material, either in chilled contact with the overlying gneiss or as a breccia of intrusive and gneiss fragments. Sulphide content increases abruptly downwards into a zone of net- and leopard-textured troctolite with some massive sulphide veins and segregations. Sulphides within this unit are dominantly finer-grained, net-textured and have leopard textures. A large lens of massive sulphide, spatially distinct from the massive sulphide in the Ovoid deposit, occupies the central portion of the Mini-Ovoid deposit and overlies weakly mineralized basal breccia along the lower or southern contact.

The base of the Mini-Ovoid deposit merges into the feeder dyke, which dips about 70° to the north at this location.

In the southeast corner of the Ovoid deposit, mineralized troctolite and basal breccia extend over a buried ridge of footwall gneiss that separates the Ovoid deposit from the Eastern Deeps chamber. Immediately southeast of the Ovoid deposit, the troctolite broadens into the main troctolite intrusion called the Eastern Deeps chamber, host to the Eastern Deeps deposit. The area known as the Southeast Extension is the variably mineralized zone between the Ovoid deposit and the Eastern Deeps deposit. The Southeast Extension mineralization averages between 50m and 100m thick and subcrop at the southeast end of the Ovoid deposit, plunging eastward to a depth of 450m.

The Ovoid/Mini-Ovoid and Southeast Extension deposits are completely covered by 15-20m of unconsolidated glacial and marine sediments.

Resources & Reserves

Mineral resources and reserves are shown in Tables 5 and 6, respectively. These statements have been prepared by Inco according to the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 and reported in Inco's 2003 Annual Report.

Table 5: 31 Dec 2003 Mineral Resource Estimate, Inco

Classification	Resources (Mt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Measured	0	-	-	-
Indicated	54	1.53	0.70	0.09
Measured & Indicated	**54**	**1.53**	**0.70**	**0.09**
Inferred	**16**	**1.6**	**0.8**	**0.1**

Source: Inco 2003 Annual Report

Table 6: 31 Dec 2003 Mineral Reserve Estimate, Inco

Zone	Classification	Reserves (kt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Ovoid & Mini-Ovoid	Proven	28,100	3.02	1.77	0.151
Southeast Extension	Probable	2,300	0.77	0.55	0.037
Total		**30,400**	**2.85**	**1.68**	**0.142**

Source: Inco 2003 Annual Report

Voisey's Bay Project

The Voisey's Bay Project is a development property which Inco plans to develop in three phases as shown in Table 7. Key aspects of the Project are described below.

Table 7: Voisey's Bay Project Overview

Phase	Period	Description	Est. Capital (CAD$million)
Phase One	2002-4Q 2005	Initial Start-Up Infrastructure (2002-03) R&D, Concentrate Handling (2002-06) Mine & Concentrator (2003-2005)	$776
Phase Two	2007-2011	Hydromet Process Feasibility Study (2007) Design & Construct Plant (2008-2011)	$530
Phase Three	2018 +	Underground Mine Expansion Develop Underground Mine Expand Concentrator	$545

Environmental Liabilities

The Voisey's Bay deposits are located in a greenfield site and there are no known environmental liabilities as a result of previous exploration or mining activities. The scope of an environmental impact assessment for the Voisey's Bay Project was established under a January 1997 memorandum of understanding among the Government of Canada, the Government of the Province, the LIA and Innu Nation on a harmonized environmental assessment process for the Voisey's Bay Project.

Mining (Phase One)

Phase One of the Voisey's Bay Project supports a 14-year mine life commencing in 2005 and ending in 2018. The production mine schedule supports a 6,000t/d operation, with an expansion to 7,200t/d in year 10. The Ovoid deposit is planned to be mined utilizing conventional open pit methods. VBNC intends to drill on 5m benches, with final walls being double (or quadruple) benched. Material is planned to be loaded into 50 tonne haul trucks using wheel loaders and ore is planned to be hauled to the primary crusher located at the mill. Waste rock and overburden is planned to be hauled and deposited on dumps located within close proximity to the pit. All waste material identified as potentially acid generating ("PAG") will be hauled to Headwater Pond for underwater deposition.

Processing (Phase One)

The selected metallurgical process for the concentrate is planned to include conventional crushing, wet grinding and differential flotation, using slaked lime for pH control throughout the circuit, to produce high-grade and middling nickel concentrates and a copper concentrate. It is expected that thickeners and pressure filters will dewater these concentrates to produce damp filter cake for shipment to the project port and beyond. The concentrator plant is planned to commence operations at a feed rate of 6,000t/d and is planned to be upgraded to 7,200t/d in the second half of the Ovoid mine life as the ore grade decreases.

During Phase One, two nickel concentrates which will also contain cobalt, and a copper concentrate are expected to be produced.

Markets

Nickel concentrates produced will be suitable for use by a number of nickel smelters around the world. The nickel concentrate that is to be shipped to Inco's operations is expected to be processed into either nickel cathode or pellet form which can be used in a wide range of applications or as a nickel oxide sinter product that can be used as a product for the stainless steel industry either directly or through one or more of Inco's joint ventures in South Korea and Taiwan that currently produce utility nickel.

The copper concentrate market is well developed with a large number of custom smelters located around the world who use the copper concentrate as feed. Given the location of the Voisey's Bay Project, the copper concentrate could be shipped to smelters in Canada, the United States, Europe or Asia.

Capital Cost

The capital cost for all phases of the Voisey's Bay Project as reported by Inco is shown in Table 8.

Table 8: Capital Cost Estimate, Voisey's Bay Project

Item/Description	Capital Cost (CDN$000)
Phase One Mine & Concentrator	
Open Pit	$38,000
Waste Rock Storage	$4,000
Crushing & Ore Storage	$19,000
Concentrator	$112,000
Tailings	$15,000
Port	478,000
Accommodation Complex	$21,000
Site Services	$160,000
Other Direct Costs	$3,000
Sub-Total Directs	**$450,000**
Indirect costs Including Engineering & Other Services	$217,000
Contingency	$77,000
Owner's Costs	$131,000
Other Costs	$34,000
Phase One Subtotal Mine & Concentrator	**$909,000**
Mine Expansion & Underground Exploration Program	
Mill Expansion	$22,000
Underground Exploration Program	$95,000
Subtotal	**$117,000**
Hydromet R&D Program & Commercial Facilities	
Hydromet R&D Program	$121,000
Hydromet Commercial Plant - Direct Costs	$546,000
Hydromet Commercial Plant - Indirect Costs	$354,000
Hydromet Demo & Commercial Plant - Owner's Costs	$155,000
Subtotal	**$1,176,000**
Sustaining Capital	
Initial capex - Sustaining Capital	$27,000
Hydromet Commercial Plant -	$101,000
Subtotal	**$128,000**
TOTAL ESTIMATED CAPITAL COSTS	**$2,330,000**

Operating Costs (Phase One)

Operating costs as projected by Inco are shown in Table 9.

Table 9: Operating Cost Estimate, Voisey's Bay Project

Item/Description	Operating Cost (CDN$/t-Ore)
Mining	$8.68
Concentrator	$12.60
VBNC G&A	$17.33
Owner's Costs	$2.14
Freight to Supply Site	$4.57
TOTAL	**$45.32**

Project Schedule

Phase One Plant construction and pre-production stripping began in 2003, with initial production scheduled in the fourth quarter of 2005.

As of September, 2004, VBNC announced that the project schedule for the development of the project will likely be advanced by six months, meaning that commissioning of facilities in Labrador and Argentia could begin as early as August 2005, running at a full production rate by Spring 2006. The Project is on budget in Canadian dollar terms. However, due to the devaluation of the US dollar Phase One costs are now estimated to be US$888million compared with the original US$776million target.

Table of Contents

Tables

Illustrations (Item 26)

Appendices

1.0 INTRODUCTION (ITEM 4)

Gustavson Associates, LLC ("Gustavson") was commissioned by International Royalty Corporation ("IRC") in October 2004 to prepare a Technical Report on its 2.7% NSR Royalty at the Voisey's Bay Project (the "Project") in Labrador Canada. Inco Limited ("Inco") holds a 100% equity interest in the Voisey's Bay Project through its wholly-owned subsidiary, Voisey's Bay Nickel Company Limited ("VBNC").

1.1 Terms of Reference

This report has been prepared in accordance with the guidelines provided in National Instrument 43-101 ("NI43-101"), Standards of Disclosure for Mineral Projects.

However, this report has been prepared for a company which holds a royalty interest (not direct ownership) on the property. Mining companies are not (typically) required and, as a matter of practice, do not normally disclose detailed information to companies which hold a royalty interest in their operations unless legally mandated. IRC therefore, is limited in amount of information and details it can disclose to that which is available in the public domain.

Limiting conditions are listed in Section 2.1.

1.2 Scope of Work

The scope of work undertaken by Gustavson involved an assessment of the royalty held by IRC on the Voisey's Bay Project. The following aspects of the Project as available in the public domain were reviewed:

- Geology,
- Mineral Resources,
- Conversion of Mineral Resources to Reserves,
- Life-of-mine ("LoM") plan,
- Metallurgy and processing plant,
- Environmental, including management and mine closure,
- Infrastructure, capital expenditures, and
- Economics of the Royalty.

1.3 Basis of the Technical Report on Royalty

In summary, this technical report relies primarily upon the NI43-101 Technical Report prepared by Inco (the "Inco Report") and effective as of 31 August 2003 as well as general information available in the public domain including:

- IRC's complete database of public domain data,
- Inco Annual Reports,
- Inco Annual information Forms,

- Information available on Inco's website, and
- Information available on other websites.

Gustavson did not conduct a site visit nor did it review the following items as prescribed by NI43-101:

- geological investigations, reconciliation studies, independent check assaying and independent audits,
- estimates and classification of Mineral Resources and Mineral Reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations, or
- LoM Plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

Also, Gustavson did not independently sample and assay portions of the deposit because this information is considered confidential and not available to IRC.

Gustavson note that some of the information residing in the public domain generated internally by Inco, especially Ore Reserves, require NI43-101 compliance for public disclosure, and as such are regarded as NI43-101 compliant.

1.4 Effective Date (Item 24)

The effective date of the mineral resource and mineral reserve statements in this report is December 31, 2003.

1.5 Price Strategy

Royalty economics presented in this report are based upon the following metals prices as projected by IRC.

Table 1.5.1: Metals Prices

Parameter	Metal Price
Market Price	
Nickel (2006 & 2007)	US$5.00/lb
Nickel (2008 - 2018)	US$4.00/lb
Copper	US$1.00/lb
Cobalt	US$15.00/lb

1.6 Exchange Rate

For the purpose of this report the exchange rates are CDN$1.00 - US$0.75.

1.7 Qualifications of Consultant

This report has been prepared based on a technical and economic review by consultants sourced from the Gustavson's Boulder, Colorado office. These consultants are specialists

in the fields of geology, Mineral Resource and Mineral Reserve estimation and classification, underground mining and mineral economics.

Neither Gustavson nor any of its employees and associates employed in the preparation of this report has any beneficial interest in IRC or in the assets of IRC. Gustavson will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to this technical report, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

The key project personnel contributing to this report are listed in Table 1.7.1. Certificate and Consent forms are provided in Appendix A.

Table 1.7.1: Key Project Personnel

Company	Name	Title
International Royalty Corporation	Douglas B. Silver	CEO and Chairman
	Douglas J. Hurst	President
Gustavson Associates, LLC	William J. Crowl	Vice President, Mining, Qualified Person
	John B. Gustavson	President

2.0 DISCLAIMERS (ITEM 5)

2.1 Limitations & Reliance on Information

Gustavson's opinion contained herein and effective October 29, 2004, is based on information available in the public domain and provided to Gustavson by IRC throughout the course of Gustavson's investigations as described in Section 1.3.

As a royalty company IRC is not entitled to detailed or confidential information regarding the Voisey's Bay Project. Due to the confidential nature of the underlying data that supports the Inco Technical Report and IRC's lack of legal rights to obtain this data, Gustavson was unable to conduct detailed, thorough and independent assessments. Therefore the data available for the preparation of this report was significantly limited, especially in consideration of the requisite reporting requirements of NI43-101. This report, therefore, relies primarily on information and data taken from a technical report dated August 31, 2003, the Inco Report, prepared and filed by Inco in accordance with National Instrument 43-101 as well as general information available in the public domain.

The Inco Report presents freight costs incurred at the mine to transport the concentrates, an intermediate product, to the port. The Inco Report does not disclose smelting and refining costs. With the exception of the freight costs, none of the mine-site costs set out in the Inco Report impact the calculation of IRC's royalty amounts.

This report presents gross revenues, and the anticipated smelter, refining, transportation and marketing costs as reviewed by Gustavson and found to be reasonable. This report does not include any of the mine site costs (with the exception of freight costs) because they are specifically excluded from the calculation of the net smelter return royalty.

Data presented in this report reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time.

The achievability of LoM plans, budgets and forecasts are inherently uncertain. Consequently, actual results may be significantly more or less favorable.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Gustavson does not consider them to be material.

Gustavson is not an insider, associate or an affiliate of IRC, and neither Gustavson nor any affiliate has acted as advisor to IRC or its affiliates in connection with the Project. The results of the study by Gustavson are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

Gustavson reviewed a limited amount of correspondence, pertinent maps and agreements to assess the validity and ownership of the mining concessions. However, Gustavson did not conduct an in-depth review of mineral title and ownership; consequently, no opinion will be expressed by Gustavson on this subject.

IRC conducted an independent title opinion at the time of purchase (October 2004) and found no material issues.

Cautionary Statement

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects. Pursuant to an exemption order to be granted to the IRC by the Canadian securities regulatory authorities, the information contained herein with respect to the Project is primarily extracted from the Inco Report as well as general information available in the public domain including IRC's complete database of public domain data, Inco Annual Reports, Inco Annual Information Forms, information available on the Inco website and information available on other websites. Gustavson did not conduct a site visit, did not independently sample and assay portions of the deposit and did not review the following items prescribed by NI 43-101: (i) geological investigations, reconciliation studies, independent check assaying and independent audits; (ii) estimates and classification of mineral resources and mineral reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations; or (iii) life of mine plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

Disclaimer Regarding Inco

Inco has not reviewed this report and takes no responsibility nor assumes any liability for the statements in this report. No express or implied representation or warranty has been made by Inco that the contents of this report are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

In particular, Inco has advised IRC that the Inco Report was prepared to satisfy the technical requirements of NI 43-101 and was not intended to be used for purposes of evaluating an acquisition of the Voisey's Bay Royalty, for valuing the Voisey's Bay Royalty for purposes of an offering of securities or for any purpose other than Inco's compliance with the technical requirements of NI 43-101. Gustavson and IRC did not obtain a copy of the Inco Report from Inco directly, nor seek consent or approval from Inco to use the Inco Report. IRC and Gustavson obtained a copy of the Inco Report from the System for Electronic Document Analysis and Retrieval at www.sedar.com and relied on it as a public document. Neither Inco nor any of the qualified persons who prepared the Inco Report consented to the use of the Inco Report by IRC for purposes of evaluating a potential acquisition of the Voisey's Bay Royalty or for any offering of securities of IRC.

The Inco Report is current only as of its date. Neither Inco nor any of the qualified persons who prepared the Inco Report has made or makes any representation to IRC or any other person in any way relating as to the accuracy or fitness for any use or purpose of any part of the Inco Report as currently contemplated by IRC or otherwise. Inco has expressly stated that Inco and each of the qualified persons who prepared the Inco Report accepts no responsibility or liability to IRC or any other person for any use of the Inco Report.

No information came to Gustavson's attention during their review of the data and information contained in the Inco Report that would cause Gustavson to doubt the integrity of such data and information.

2.2 Disclaimers & Cautionary Statements for US Investors

In considering the following statements Gustavson notes that the term "ore reserve" for all practical purposes is synonymous with the term "Mineral Reserve".

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce from. Certain items are used in this report, such as "resources," that the SEC guidelines strictly prohibit companies from including in filings with the SEC.

Ore reserve estimates are based on many factors, including, in this case, data with respect to drilling and sampling. Ore reserves are determined from estimates of future production costs, future capital expenditures, and future product prices. The reserve estimates contained in this report should not be interpreted as assurances of the economic life of the Mining Assets or the future profitability of operations. Because ore reserves are only estimates based on the factors described herein, in the future these ore reserve estimates may need to be revised. For example, if production costs decrease or product prices increase, a portion of the resources may become economical to recover, and would result in higher estimated reserves. The converse is also true.

The LoM Plans and the technical economic projections include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the Ontario Securities Commission ("OSC"). These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

Gustavson has been informed by IRC that to the best of its knowledge, there is no current litigation that may be material to the Voisey's Bay Project Royalty.

3.0 PROPERTY DESCRIPTION & LOCATION (ITEM 6)

The majority of information presented in this section, with the exception of Section 3.4, originates in Inco's Technical Report dated 31 August, 2003.

3.1 Location

The Voisey's Bay Project is located on the northeast coast of Labrador, on a peninsula bordered to the north by Anaktalak Bay and to the south by Voisey's Bay. The nearest communities are Nain, approximately 35 km northeast, and Natuashish, approximately 80 km southeast. The site of the Voisey's Bay Project is centered approximately at latitude 56°10', longitude 62°00' and extends from 555150E to 556200E and from 6242550N to 6243450N (UTM NAD83 coordinates). The property is 330 km north of Happy Valley-Goose Bay, in south-central Labrador, and 900 km north-northwest of St. John's, the capital of the Province. A location map is shown in Figure 3.1.

3.2 Mineral Licenses, Mining Lease & Surface Rights

A mineral license issued by the Province is required in order to explore a parcel of land. The Province has issued nine mineral licenses consisting of a total of 1,978 claims (49,450 ha) to VBNC, which cover the main claim block (the "Main Block") of the Voisey's Bay Project as shown in Figure 3.2. Mineral licenses are issued for a period of five years and may be extended for three additional five-year renewal periods, for a total of twenty years.

The mineral license numbers and expiry dates, assuming that the mineral licenses are successfully renewed are shown in Table 3.3.1.

The assessment work that has been completed to date is sufficient to maintain the mineral licenses until 2008 upon payment of extended license fees. Additional assessment work will be required to hold the licenses in good standing until their expiry dates. The mineral licenses have not been legally surveyed. Geographic coordinates define their locations.

Table 3.3.1: Mineral Licenses

License Number	Expiry Date
6866M	March 21, 2014
6867M	March 21, 2014
6870M	November 7, 2014
9143M	March 21, 2014
9528M	March 21, 2014
9534M	March 21, 2014
9538M	March 21, 2014
9582M	March 21, 2014
9584M	March 21, 2014

A mineral license does not entitle its holder to extract any minerals from the property covered by such license. In order to extract minerals, a mining lease must be obtained from the Province. The Province has issued a mining lease to VBNC for a period of 25 years effective September 30, 2002 covering approximately 1,600 hectares. The mining

lease gives VBNC the exclusive right to extract minerals and carry out mineral exploration, mining operations or mining processing and development in, on or under the lands, or part of the lands, at Voisey's Bay covered by the mining lease, subject to VBNC and Inco continuing to meet the terms of and conditions of a development agreement between Inco, VBNC and the Government of the Province (the "Development Agreement") referred to in the Other Relevant Data section of this Report. The area covered by the mining lease, as illustrated in Figure 3.2, has been legally surveyed. The annual fee for the mining lease is $80/hectare. Under the terms of the mining lease, production shall not exceed on average 2.2 million tonnes of ore annually for the first 10 years of mining operations and on average 5.5 million tonnes of ore annually thereafter.

Neither the mineral licenses nor the mining lease held entitle VBNC to surface rights. VBNC has received surface rights for the Crown lands necessary for the construction of Phase I and future phases for the infrastructure required for the Voisey's Bay Project. These surface rights are subject to maintenance requirements, including nominal renewal fees of $12.50 per hectare. VBNC does not foresee any problem in maintaining the necessary surface rights for the Voisey's Bay Project.

3.3 Location of Mineral Resources, Mineral Reserves & Current Infrastructure

Figure 3.3 displays the area surrounding the Voisey's Bay Project. Current infrastructure includes the camp, located at Edward's Cove on Anaktalak Bay, and a road to the Ovoid deposit. The locations of all known mineral resources and mineral reserves estimates are shown projected vertically to surface in Figure 3.4.

3.4 IRC Royalty

Archean Resources Limited ("ARL") was granted a mortgage on certain of the mineral claims and licenses covering the Voisey's Bay deposits in 1993 to secure the payment of a 3% net smelter royalty ("NSR") granted to it by Diamond Fields Resources Inc. ("DFR") in connection with certain exploration work undertaken by ARL on behalf of DFR under an agreement entered into in 1993. On 10 July 2003, ARL transferred and assigned this net smelter royalty to Labrador Nickel Royalty Limited Partnership ("LNRLP").

Prior to August, 2004, Archean Resources Limited ("ARL") was owned 50% by Mr. Christopher Verbiski and 50% by Mr. Albert Chislett. On 16 August 2004 International Royalty Corporation ("IRC") agreed to acquire Mr. Chislett's and Verbiski's interest in ARL.

Through the purchase of ARL, IRC will indirectly hold a 100% interest in Voisey's Bay Holding Corporation ("VBHC").

Labrador Nickel Royalty Limited Partnership ("LNRLP") is 92.5% held by VBHC and 7.5% held by Altius Mineral Corporation ("Altius"). Altius also holds an option to acquire an additional 2.5% interest in LNRLP from VBHC. This report assumes that Altius has exercised its option and that VBHC owns 90% of the LNRLP. IRC's indirect interest in the NSR held by LNRLP is therefore 90% of 3.0% or 2.7% of the NSR. Royalties are summarized as follows in Table 3.4.1.

Table 3.4.1: Voisey's Bay Royalty

Entity	Ownership	Royalty
Labrador Nickel Royalty Limited Partnership	**100%**	**3.0%**
Voisey's Bay Holding Corporation ("VBHC")	90%	2.7%
Altius Mineral Corporation	10%	0.3%

As shown in the table, IRC will receive, through VBHC royalties totaling 2.7%.

3.5 Inco's Agreement with the Provincial Government

On June 11, 2002, following suspension of negotiations towards a commercial agreement in July, 1998, Inco and the Government of the Province announced that they had reached a non-binding statement of principles (the "Statement of Principles") covering the commercial development of the Voisey's Bay Project. The Statement of Principles was approved by the provincial legislature in late June 2002 and on October 7, 2002 Inco and VBNC signed definitive agreements with the Government of the Province to implement the terms of the Statement of Principles. The definitive agreements provide for the development of a mine and concentrator processing plant at Voisey's Bay, a research and development program focusing on Hydromet processing technologies, an industrial and employment benefits program for the Voisey's Bay Project, a timetable for the start and completion of the principal stages of the Voisey's Bay Project, and other key parts and requirements covering the overall development of the Voisey's Bay Project.

The definitive agreements set forth certain obligations of Inco to construct and operate:

(i) a demonstration plant in the Province as part of the overall research and development program to test Hydromet processing technologies to treat nickel-containing ores or intermediate products from the Voisey's Bay deposits, and

(ii) subject to technical and economic feasibility pursuant to the terms thereof, a commercial processing facility in the Province by the end of 2011 to treat all of the Voisey's Bay ores or intermediate product to produce finished nickel and cobalt product based upon Hydromet processing technologies or, if such technologies do not meet certain technical and/or economic feasibility requirements, as may be determined by one or more agreed upon experts as provided for in such agreements, a conventional refinery for matte processing.

Once the demonstration plant is completed and has received intermediate concentrate product from the Voisey's Bay Project for testing, Inco can ship quantities of intermediate concentrate product(s) produced by the Voisey's Bay Project containing nickel and/or cobalt to Inco's facilities in Ontario and Manitoba (Sudbury and Thompson, respectively) for further processing into finished nickel and cobalt products. Shipments of such Voisey's Bay intermediate concentrates are limited to certain maximum aggregate quantities and will end when the construction of the Hydromet commercial processing facility is completed. If, however, a conventional matte refinery is constructed, as referred to above, then this facility would be subject to an exemption order that would enable quantities of nickel in concentrate to be shipped out of the Province on an annual basis equivalent to the contained nickel in matte processed in the conventional matte refinery during such year.

Under the definitive agreements, Inco will also be required, prior to the cessation of the Voisey's Bay mining operations in the Province, subject to certain exceptions relating to the availability of such external sources, to bring into the Province for further processing at the Hydromet or conventional matte processing facility to be constructed in the Province from sources outside the Province, in one or more intermediate forms, quantities of intermediate product, subject to certain annual minimum quantities, containing in total quantities of nickel and cobalt equivalent to what was shipped to Inco's Ontario and Manitoba operations.

The definitive agreements also set forth:

(1) Inco's commitment to an underground exploration program covering the Voisey's Bay deposits with the objective of discovering sufficient nickel-containing mineral reserves for processing beyond Phase I of the Voisey's Bay Project,

(2) the terms under which the processing of copper intermediate in the Province would be justified, and

(3) the Province's commitment to (i) the tax regime that will apply to the Voisey's Bay Project, (ii) electric power rates for the Voisey's Bay Project and (iii) the issuance of the necessary permits and authorizations to enable the Voisey's Bay Project to proceed.

The definitive agreements also provide for programs and arrangements relating to employment and industrial benefits in connection with the construction and related aspects of the Voisey's Bay Project. In addition, the definitive agreements include specific sanctions if Inco were not to meet certain of its contractual obligations under such agreements, including the effective forfeiture of its lease to conduct mining operations in the Province.

Inco report that all of the conditions to the completion of the definitive agreements, including securing acceptable financing arrangements, completing the Feasibility Study and the finalization and execution of the tax agreement among the Province, Inco and VBNC, have been met as of the effective date of this Report and, accordingly, the definitive agreements are effective.

3.6 Inco's Agreements with Aboriginal Groups

The Voisey's Bay Project is located in an area which is subject to recognized aboriginal land claims. As a result, in addition to obtaining the mineral licenses, the mining lease and surface rights it was necessary for Inco and VBNC to negotiate impacts and benefits agreements with each of the Inuit of Labrador, represented by the Labrador Inuit Association ("LIA") and the Innu of Labrador, represented by Innu Nation.

In June 2001, when confidential negotiations with the Province restarted, Inco and VBNC also resumed negotiations with each of the LIA and Innu Nation on impacts and benefits agreements. These agreements were finalized in May 2002 (the "IBAs"). The IBAs were subsequently ratified by the respective memberships of each of the LIA and Innu Nation and signed by the parties effective July 29, 2002. The IBAs set forth (i) certain payments to be made to each of the LIA and Innu Nation by VBNC over the life of the Voisey's Bay Project, (ii) programs relating to training, employment and business opportunities to be created for the LIA and Innu Nation, and (iii) the participation of each of the LIA and

Innu Nation in environmental and certain other programs and procedures relating to the Voisey's Bay Project.

Inco and VBNC understand that each of the LIA and Innu Nation reached interim agreements in July 2002 relating to their respective land claims with the Governments of Canada and the Province so as to enable the Voisey's Bay Project to proceed. Inco and VBNC understand that each of the LIA and Innu Nation are continuing negotiations with the Government of Canada and the Province towards the conclusion of final comprehensive land claims agreements which will replace the interim agreements and which will also deal with issues generally unrelated to the Voisey's Bay Project.

3.7 Environmental Liabilities

The Voisey's Bay deposits are located in a greenfield site and there are no known environmental liabilities as a result of previous exploration or mining activities. The scope of an environmental impact assessment for the Voisey's Bay Project was established under a January 1997 memorandum of understanding among the Government of Canada, the Government of the Province, the LIA and Innu Nation on a harmonized environmental assessment process for the Voisey's Bay Project.

The Voisey's Bay Project was the first major mining project to be subject to full review under the Environmental Assessment Act (Canada) since this legislation came into effect in January 1995. In early 1997, a five-person environmental assessment panel was selected pursuant to a January 1997 memorandum of understanding entered into by the Governments of Canada and the Province, the LIA and Innu Nation to conduct the environmental assessment of the Voisey's Bay Project.

The environmental assessment process, including public hearings, were held over the 1998 to 1999 period and the panel issued its report and recommendations in April 1999. The panel recommended that the Voisey's Bay Project proceed subject to a number of separate recommendations. In August 1999, the federal and provincial governments announced their respective detailed responses to the environmental assessment panel's recommendations. Both governments released the Voisey's Bay Project from the environmental assessment process subject to certain terms and conditions, including measures intended to mitigate potential environmental effects relating to the Voisey's Bay Project, and accepted a number of the panel's recommendations. Inco does not believe that those recommendations or the terms and conditions of the releases stipulated by the governments have created unduly burdensome financial or other restrictions on the Voisey's Bay Project.

3.8 Permits Required for Construction & Operation

Inco report that 115 of the approximate 230 permits required to construct and bring into production Phase I operations have been obtained. Key permits and other approvals are shown in Table 3.8.1.

Table 3.8.1: Status of Permits, Authorizations and Approvals

Description	Status
Mining Lease	Received
Fish Habitat (HADD)	Received
Development Plan (Mining Act)	On Schedule

Effluent Regulations	Compliance Schedule Prepared
Approval to Operate Industrial Facilities	On Schedule
Rehabilitation & Closure Plan	On Schedule

Source: Inco Presentation, March 2004.

The permitting process is reported to be on schedule and the remaining authorizations are anticipated to be granted in a timely manner.

Figure 3.1: Location Map of the Voisey's Bay Project


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY DEPOSIT
Project Location
Cape Chidley
Ungava Bay
Voisey's Bay Deposit
Nain
Main Block
Cape Kiglapait
Québec
ATLANTIC OCEAN
Davis Inlet
Hopedale
Postville
Makkovik
Cape Harrison
Labrador
Rigolet
Cartwright
Black Tickle
Churchill Falls
Happy Valley-Goose Bay
Labrador City
Port Hope Simpson
Red Bay
Blanc Sablon
0 50 100 150 200 250
km

Figure 3.2: VBNC Mineral Claims


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Main Block Mineral Licenses and Mining Lease
N
Anaktalak Bay
Edward's Cove
Exploration Camp
9528M
9538M
6870M
Option 4 Pond
Reid Pond
9582M
Kangokluaiuk Bay
9143M
9584M
Camp Pond
Ovoid
Mining Lease
6867M
Trout Pond
Voisey's Bay
6866M
9534M
km

Figure 3.3: Existing Infrastructure Surrounding Voisey's Bay Project


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Location of Current Infrastructure
ANAKTALAK BAY
Temporary Wharf
Anaktalak Bay Camp
ANAKTALAK BAY
ANAKTALAK BAY
REID BROOK
Road
Temporary Airstrip
Ovoid
VOISEY'S BAY
0
5

Figure 3.4: Location of Mineral Resources & Reserves


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Mineral Deposits Projected to Surface
Road
Temporary Airstrip
Discovery Hill
Ovoid
Reid Brook
Southeast Extension
Eastern Deeps
Far Eastern Deeps
- Disseminated Sulphide
- Massive Sulphide
0
1
km

4.0 ACCESSIBILITY, LOCAL RESOURCES, INFRASTRUCTURE, CLIMATE & PHYSIOGRAPHY (ITEM 7)

The information presented in this section originates in Inco's Technical Report dated 31 August, 2003.

4.1 Physiography

The Main Block is generally sparsely treed with barren highlands to the east and west. A central, north-south trending valley runs throughout, which is well treed, has widely spaced string bogs and is covered by thick overburden. The mountainous region to the west is drained by Reid, Ikadlivik and Kogluktokoluk brooks, which empty through rocky, steep-sided valleys into Voisey's Bay. Elevations on the Main Block extend from sea level to 175m at Discovery Hill and to 225m at the Eastern Deeps. Maximum elevations in the area of the Voisey's Bay Project are found at Anaktalak Bay, with hills up to 500m.

4.2 Property Access

During the shipping season (June to December), the nearest community, Nain, is serviced by coastal freighter. At present, the temporary dock at Anaktalak Bay has no facilities for loading and unloading materials or equipment from large, ocean-going ships and can only accommodate small ships and barges. Voisey's Bay Project activities are supported by helicopter year-round supplemented by snowmobile and tracked vehicles in winter. In addition, a small, fixed-wing aircraft delivers personnel and supplies to a temporary landing strip at the proposed mill site. A permanent airstrip currently under construction is expected to be completed in September 2003.

4.2.1 Proximity & Availability of Support Services

The Voisey's Bay Project is located at a remote site. There are no existing services, such as roads or power, and substantial infrastructure will need to be constructed for the development and operation of the Voisey's Bay Project. The Inco March 2003 Feasibility Study (the "2003 Feasibility Study") identified facilities required to adequately service a remote site of this nature. The location of the proposed infrastructure is shown in Figure 4.1. VBNC intends to build or otherwise acquire such facilities, including:

- access roads;
- a 1,600m long gravel-surfaced airstrip, complete with edge lighting and approach aid equipment;
- an accommodation complex with approximately 255 single -occupancy bedrooms, dining and recreational facilities and an aboriginal food preparation area;
- a service complex, including equipment maintenance and warehousing facilities;
- male/female mine change facilities and administration offices;
- a diesel oil fired power plant with installed capacity of 23.5MW to supply electrical power to the site via an overhead distribution system;
- a communications systems;

- a potable water supply for the mine and concentrator facilities from two wells drilled;
- a fresh/firewater supply from Camp Pond through a pumphouse facility and fire ring water pipeline around the mill site;
- a process water supply from the tailings basin using a reclaim barge pump unit; and
- a treatment and discharge system for site waste water, including a water treatment plant, effluent pipeline running parallel to the port access road and outfall diffuser.

The site is planned to extend along the southeast shoreline of Anaktalak Bay and will also include the following:

- a concentrate receiving station, a tripper conveyor system, a 175,000t concentrate storage building and reclaim conveyers;
- a shiploader, with a recovery rate of 1,500t/h suitable for both winter and summer operation;
- a wharf consisting of steel sheet pile cells;
- a container and break-bulk receiving and storage area;
- diesel fuel off-loading, storage tank farm and truck-loading facilities; and
- a stormwater runoff collection system and sedimentation pond.

It is also planned that the Voisey's Bay Project's port facility, to be located approximately 11km from the proposed site of the process plant at Edward's Cove on the southeast shore of Anaktalak Bay, will be used to load the nickel and copper containing concentrates to be produced into deep sea vessels and will receive general cargo and consumables. The port facility will be used in both summer and winter and the systems and equipment will be suitable for cold weather operations.

The workforce will be brought onto site and VBNC plans to train such workforce at the site. Personnel will be flown in and out of the site during both construction and operations. A limited amount of air freight will be required for perishable commodities and emergency repairs.

The majority of inbound cargo and all outbound movements are planned to be by ship, using a charted shipping route to the site. Nickel concentrates are planned to be shipped year round, with the exception of two periods of approximately six-weeks duration when no shipments would be made. Ice studies have confirmed the ability to ship concentrates through the ice conditions in this area with a suitable vessel. Copper concentrate and fuel are only planned to be shipped during the ice-free period. Shipping through land fast ice is a concern for the Inuit of Labrador because of the proximity of their communities to the site of the Voisey's Bay Project and their frequent use of the ice in Anaktalak Bay for travel and harvesting. As a result, VBNC and the LIA have entered into shipping protocols that govern Phase I and intend to enter into a final shipping agreement that will govern future phases of the Voisey's Bay Project.

4.2.2 Climate

Northern Labrador represents a transition zone between Arctic and sub-Arctic climates. In the fall and winter seasons, intense, low-pressure weather systems commonly bring gale to storm-force winds and heavy snow to the northern coast of Labrador. Winds tend to be more moderate in summer. The Voisey's Bay area has experienced an average annual total precipitation of approximately 845mm, comprised of 398mm of rain and 447mm of snow. Typical of northern regions in Canada, the coldest months in the Voisey's Bay Project area are January and February, when daily temperatures average -17°C. July and August are the warmest months, with average temperatures of +10°C. Seasonal extremes range between -39°C and +32°C.

A 15-day allowance per year has been made in the mine and the concentrator operating schedules to account for production delays due to weather conditions.

Figure 4.1: Location of Infrastructure


VOISEY'S BAY NICKEL
COMPANY LIMITED
VOISEY'S BAY PROJECT
Location of Proposed Infrastructure
ANAKTALAK BAY
ANAKTALAK BAY
ANAKTALAK BAY
CONSTRUCTION CAMP
REID BROOK
AIRSTRIP
MILL SITE
ACCOMMODATION COMPLEX
OPEN PIT
WASTE ROCK STORAGE
WASTE ROCK DISPOSAL AND TAILINGS BASIN
SOUTH OVERBURDEN STORAGE
SOUTH TOPSOIL STOCKPILE
VOISEY'S BAY
0
5
Kilometers

5.0 HISTORY (ITEM 8)

The information presented in this section originates primarily in Inco's Technical Report dated 31 August, 2003.

Inco presented an updated resource statement (dated 31 December 2003) in its 2003 Annual report. The reserve statement in the 2003 Annual Report remains unchanged. Therefore included in subsection 5.3.3 is Inco's 31 August 2003 resource statement and supporting text.

5.1 Previous Ownership

ARL first discovered the mineralization at Voisey's Bay in September 1993 during the course of a regional exploration program conducted pursuant to a contractual arrangement with DFR. DFR staked claims to the property in early 1994. After initial exploration efforts revealed a major deposit and as part of Inco's June 1995 acquisition of a 25% interest in the Voisey's Bay deposits, DFR formed a subsidiary, VBNC, in June 1995 to hold the Voisey's Bay and other DFR mineral claims in Labrador, conduct further exploration and ultimately develop and operate the Voisey's Bay Project.

In June 1995, Inco acquired a 25% interest in VBNC and approximately 7% of DFR's common shares. In August 1996, Inco acquired all of the shares of DFR it did not then own pursuant to a plan of arrangement, and VBNC became a wholly-owned subsidiary of Inco.

5.2 Previous Evaluations and Development

Prior to Inco's acquisition of DFR, Teck Corporation (now known as Teck-Cominco Limited) ("Teck") prepared the "Voisey's Bay Development Mine-Mill Project Feasibility Study", dated June 1996, for DFR (the "Teck Study"). The Teck Study was based on milling 7000t/d from the Ovoid and Mini-Ovoid deposits to produce 133million pounds of refined nickel metal annually. The Teck Study included preliminary designs for a concentrator, shop/warehouse/office facility, port site concentrate storage and handling facilities, fuel storage and handling facilities, shipping arrangements as well as capital and operating cost estimates.

In 1997, VBNC awarded SNC-Lavalin a contract for project and construction management relating to the development of a 20,000t/d mine/mill at Voisey's Bay. The contract included the design of the open pit mine. The pit was designed by Kilborn Engineering ("Kilborn") based on a geological interpretation and block model provided by ITSL. The design of the process metallurgy was based on the tests used in the Teck Study. A second metallurgical sample was obtained in 1997 and the pilot plant tests confirmed the results from the 1995 pilot plant tests.

Limited construction of certain site infrastructure, including the main access road, commenced in the spring of 1997. However, construction activities at the site were suspended as a result of certain legal proceedings brought by the LIA and Innu Nation in June 1997 and a ruling by the Newfoundland Court of Appeal in September 1997 that these activities were subject to the joint environmental assessment process. As a result of that court ruling, all development work was halted, including detailed design work by

SNC-Lavalin, since such work could not proceed during the environmental assessment process. However, surface exploration continued at site. Concurrent with exploration, VBNC and Inco proceeded with a number of mining studies, metallurgical tests and research programs and other engineering activities to assess the technical and economic feasibility of the Voisey's Bay Project. ITSL recommended that additional boreholes be drilled in the Ovoid deposit to support future pit planning. A total of 20 additional holes were drilled in 1997.

During 2000, Inco continued internal research and development work on Hydromet processing technologies to treat Voisey's Bay nickel concentrates. Inco also continued surface exploration programs at Voisey's Bay and at other targets in Labrador covered by its mineral licenses. In September 2001, Inco and VBNC shut down exploration activity in Labrador and the exploration camp at the Main Block was decommissioned.

As previously stated, confidential negotiations between Inco and the Province resumed in late June 2001 and a non-binding Statement of Principles was entered into in June 2002 which was approved by the Province's legislature in late June 2002. On October 7, 2002 Inco and VBNC signed definitive agreements implementing the Statement of Principles, including the Development Agreement. VBNC then initiated the Feasibility Study, entitled "Voisey's Bay Project, Labrador – Mine and Concentrator Plant Feasibility Study", which was completed in March 2003, referred to in this report as the 2003 Feasibility Study.

5.3 Historical Resource Estimates

5.3.1 Teck Estimate

The mineral reserve estimate in the Teck Study was based on a geological model utilizing geological sections at 50m intervals along the deposit. Specific gravity ("SG") of massive and disseminated sulphide was calculated for each block using inverse distance squared modeling based on 5m long composite pycnometer density tests. Assay data for nickel, copper and cobalt was also composited into 5m intervals for massive and disseminated sulphide.

A three-dimensional block model of the mineralization, using 10m x 10m x10m blocks, was constructed. The nickel, copper and cobalt grades and the SG were modeled based on geostatistical methods.

"Geological reserves" were estimated in the Teck Study over the complete block model. The mineral resource classification was determined based on the distance of individual blocks to the nearest hole. Measured mineral resources were classified as mineral reserves within 30m of a hole, indicated mineral resources were between 30m and 50m of a hole, and while inferred mineral resources were greater than 50m from a hole. Based on these criteria, Teck estimated "geological reserves" as shown in Table 5.3.1.

Table 5.3.1: 1996 "Geological Reserve" Estimate, Teck

Classification	Resources (kt)	Ni Grade (%)	Cu Grade (%)	Cobalt Grade (%)
Measured	30,460	2.731	1.618	0.114
Indicated	3,340	2.115	1.264	0.089

Inferred	4,415	0.613	0.453	0.032
Total	**38,215**	**2.432**	**1.453**	**0.102**

The term "Geological Reserves" is an historical term and it is not recognized in National Instrument 43-101. The estimates shown in Table 5.3.1 would most likely be considered as mineral resources (using the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000) because mining loss and dilution factors have not been applied. Under National Instrument 43-101, the inferred mineral resources can not be added to the other categories of mineral resources.

To determine the shape of the optimum pit, the grade block model was converted to a net smelter return block model by considering metallurgical recoveries, assumed metal prices and currency exchange rates and deducting appropriate transportation, smelting and refining costs. The ore cut-off value was determined and corresponded to a nickel grade of about 0.3%.

Based on these estimates, a diluted, mineable reserve of 32.2million tonnes grading 2.75% nickel, 1.62% copper and 0.11% cobalt was reported by Teck. Dilution was represented by a 1.5m waste boundary surrounding the defined area of mineralization and represents the estimated amount of waste rock that would have to be processed as ore in order to recover 100% of the mineralized zone. Dilution was estimated at 850,000 tonnes at zero grade.

In Inco's Annual Report on Form 10-K for the year ended December 31, 1996, Inco included as part of its total mineral (ore) reserve estimate a mineral reserve estimate of 32 million tonnes grading 2.83% nickel, 1.68% copper and 0.12% cobalt, based on the undiluted reserves reported by Teck. Similar mineral reserve estimates, also based on the undiluted reserves reported by Teck, were included in Inco's Annual Report on Form 10-K for the years ending December 31, 1997, 1998, 1999 and 2000.

5.3.2 ITSL Estimate (SNC-Kilborn Engineering Study)

ITSL and VBNC carried out a new mineral resource estimate on the Ovoid and Mini-Ovoid deposits in 1997 which is stated below in Table 5.3.2. These mineral resource estimates were determined using industry standard methods and are in compliance with CIM's Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.

Table 5.3.2: 1997 Mineral Resource Estimate, ITSL

Zone	Classification	Resource (kt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Ovoid & Mini-Ovoid Massive	Measured	21,820	3.71	2.16	0.185
Ovoid & Mini-Ovoid Disseminated	Measured	7,060	1.10	0.71	0.062
Total	**Measured**	**28,880**	**3.07**	**1.81**	**0.154**
Southeast Extension	Indicated	2,390	0.78	0.44	0.042
Total	**Meas. & Ind.**	**31,300**	**2.89**	**1.70**	**0.145**

The mineral resource estimates set forth in Table 5.3.2 were based on a cut-off value that corresponded to a nickel grade of 0.5% nickel, compared to the Teck estimate, which used a cut-off value that corresponded to a nickel grade of 0.3% nickel. The higher cut-off value, coupled with a more conservative geological interpretation, resulted in a reduced tonnage at a higher grade.

The 1997 mineral resource model was provided to Kilborn for pit planning and determination of the mineral reserve estimates. Based on the pit design for the Ovoid and Mini-Ovoid deposits, a proven mineral reserve estimate of 31 million tonnes grading 2.88% nickel, 1.69% copper and 0.145% cobalt was reported in Inco's Annual Report on Form 10-K for the year ended December 31, 2001. The mine plan projected the recovery of 100% of the massive sulphide mineralization and 60% of the disseminated sulphide mineralization included in the mineral resource estimate for an overall recovery of 88% of the resource. The pit design did not include the extraction of the mineral resource in the Southeast Extension deposit. Dilution was estimated at 11.4% of tons at a grade of about 0.1% nickel, 0.1% copper and 0.01% cobalt.

5.3.3 Inco Resource Statement, 31 August 2003

A mineral resource model was completed in January 1998 and later updated to include the Southeast Extension deposit in April 1999. This mineral resource model was used as the base for the mineral reserve estimate and mine plan in the 2003 Feasibility Study. The 1999 model incorporated all the drilling data available by April 1999 and benefited from an increased confidence in the geological modeling of the various ore zones and in the grade interpolation due to the addition of diamond drilling since the construction of the previous model in June 1997 used in the ITSL mineral resource estimate.

The 1999 model incorporated the geology from an additional 34 metallurgical holes and the geology and assay data from an additional 28 holes drilled in 1997 to better define the pit limits. In addition, the topography was revised based on a new survey of all the drill hole collars.

Dilution of the Mineral Resources Block Model

Internal geological dilution has been accounted for during the interpolation process. A component of vertical dilution was added by using troctolite samples located on the outer side of the low-grade zone.

Mineral Resource Classification

The mineral resource estimates have been classified in accordance with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The measured resource category has been applied to the Ovoid and Mini-Ovoid deposits and the indicated mineral resource category has been applied to the Southeast Extension deposit.

Classification criteria were developed using the number of holes, the continuity in the mineralization and the anticipated level of mining selectivity in each zone

Mineral Resource Estimate

The historical mineral resource estimates from the Inco Report are shown in Table 5.3.3. These mineral resource estimates are inclusive of the mineral reserve estimates stated in Table 7.1.4 and discussed later in section 7.1. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The mineral resource estimates were determined with the benefit of data from additional drill holes compared to the 1997 mineral resource estimates shown in Table 5.3.2. The tonnage estimate has increased since the 1997 mineral resource estimate by about 2% and the nickel grade has decreased by 0.1% as a result of the slight decrease in the volume of the massive sulphide zone and an increase in the volume of the disseminated zone indicated by the additional drilling results.

Table 5.3.3: 31 Aug 2003 Mineral Resource Estimate, Inco

Zone	Classification	Resources (kt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Ovoid & Mini-Ovoid Massive(1)	Measured	21,280	3.72	2.17	0.184
Ovoid & Mini-Ovoid Disseminated(1)	Measured	8,030	1.00	0.67	0.055
Total	**Measured**	**29,310**	**2.97**	**1.76**	**0.149**
Southeast Extension	Indicated	2,600	0.81	0.47	0.038
Total	**Meas. & Ind.**	**31,910**	**2.79**	**1.65**	**0.140**

(1) All the blocks in the model are reported as mineral resource. i.e. no cut-off applied.
(2) Assuming selective mining of 10mx10mx5m blocks based on a 0.5%Ni cut-off grade.

In the Independent Audit, AMEC independently audited each step of the mineral resource modeling process and determined that the mineral resource models were acceptable to support mine planning and declaration of mineral reserves. AMEC suggested some minor changes to the process and recommended the drilling of additional drill holes for future pit optimization work.

Based on AMEC's recommendation, an additional 7 drill holes were drilled in the Southeast Extension deposit and an additional 18 bore holes were drilled in the Ovoid and Mini-Ovoid deposits to better define the shape of the ore contact at the pit edge in late 2002 and early 2003. The recommendations suggested by AMEC for modeling were incorporated into the process and a new block model was produced. A mineral resource estimate was carried out on the revised model to determine the impact of the additional drilling on the estimate used for the 2003 Feasibility Study. The preliminary mineral resource estimate based on this revised model is essentially identical to the mineral resource estimate used in the 2003 Feasibility Study.

Model Data & Geologic Model

All data used for the modeling was stored in a Datamine database. The geological interpretation was carried out by ITSL and VBNC geologists and it was initially based on the modeling of the troctolite unit hosting the mineralization. Within this envelope, two domains of massive sulphide mineralization and low-grade mineralization were further defined.

The outer boundary of low-grade mineralization is always located inside the troctolite envelope and corresponds with a natural discontinuity in the sulphide content profile. In the Southeast Extension deposit, only the low-grade mineralization was modeled since the Southeast Extension deposit is basically contiguous with the overall troctolite envelope and no significant massive sulphide intersections have been intersected.

In all the deposits, the geological interpretation was "snapped" in 3D to the actual location of the drill-holes. The resulting 3D envelope was then checked in both plan and long-section views to ensure 3D consistency. Drill-hole assays inside and outside the massive sulphide envelope were composited with a length of 1m.

The block model origin in UTM NAD 83 coordinates extends from 555150 east to 556200 east, 62442550 north to 6243450 north and for 540m in elevation (4660 m to 5200 m in the Voisey's Bay Main Block reference system, where 500m equals mean sea level). The block dimensions are 10m x 10m x 5m vertical.

Grade Capping

No direct high-grade capping was applied to the samples used in the mineral resource model. In the areas of massive sulphide mineralization domain, there are no significant high-grade outlier data. In the areas of low-grade mineralization, the skewness of the population is handled in the mineral resource model construction through the use of multiple indicator kriging.

Variography

Variograms were computed for nickel, copper, iron and sulphur. The vertical (downhole) variograms were used to establish the nugget effect. Grade and indicator variograms were run independently within the areas of massive and low-grade mineralization and within the three deposits of different orientations, i.e., the Mini-Ovoid, Ovoid and Southeast Extension deposits. A total of 20 grade variograms (nickel, copper, iron and sulphur in the Ovoid and Mini-Ovoid deposits and nickel and copper in the Southeast Extension deposit) and 48 indicator variograms (8 indicators for nickel and 8 indicators for copper in all three deposits) were calculated, modeled and later used for grade or indicator interpolation.

Block Model Interpolation

Grade interpolation was done through nearest neighbour, ordinary kriging and indicator kriging for comparison and validation purposes. The model endorsed for mine planning and resource reporting is the ordinary kriged model in the massive sulphide mineralization and the multiple indicator kriged model in the disseminated mineralization.

While three grade interpolation techniques provide the same global average of the mineral model before applying a cut-off, the nearest neighbour method is not appropriate for local estimation and is only used as a check to ensure the absence of global biases. Indicator kriging is deemed more appropriate to deal with skewed grade distributions and was used in the disseminated domains to properly account for the high-grade outliers during the interpolation process.

Multiple interpolation runs with various search distances and composite selection requirements were performed for nickel, copper, iron and sulphur by ore type and variography domain. A total of 156 interpolation runs were completed in the building of the various models, with 32 nearest neighbour runs and 124 kriging runs.

Block Model Validation

The block model has been validated in several ways. An extensive review of block model grade plans and sections was performed to ensure that grade interpolation was honouring the data and interpolation domains.

The average grades of 1m composites, and nearest neighbour, ordinary kriging and indicator kriging models, were compared. In general, there is reasonable agreement among various validation methods and no global bias is present in the mineral resource model.

In the Southeast Extension deposit, where significant ore sorting is anticipated to be possible through grade control, the smoothing occurring in the indicator kriged model was assessed and corrected using an indirect lognormal volume-variance correction. This was done to mitigate the chances of a biased estimate of the recoverable mineral reserve as a result of underestimating the recoverable grade. The corrected grades were included in the final model used for mine planning and mineral resource and mineral reserve reporting.

6.0 GEOLOGY & SAMPLING

The information presented in this section is taken from Inco's Technical Report dated 31 August, 2003.

6.1 Geological Setting (Item 9)

6.1.1 Regional Geology

The regional geology is dominated by juxtaposed terranes of Archean and Proterozoic gneisses, extensively intruded by suites of troctolitic, gabbroic/anorthositic and granitic plutonic rocks.

The major structural feature in the region is a north-south-trending collisional suture, juxtaposing Archean Nain Province gneisses to the east with Lower Proterozoic -age Churchill Province gneisses to the west. The crustal suture was formed more than 1800 Ma ago.

The next major geological event occurred between 1350 and 1290 Ma ago, when the area was intruded by massive volumes of magma resulting in the emplacement of widespread, batholithic intrusions (Figure 6.1). These intrusions, collectively referred to as the Nain Plutonic Suite ("NPS"), include a spectrum of igneous rock types but consist mainly of anorthosite, troctolite, diorite and granite.

The gneisses and intrusive rocks of the NPS have been cut by a series of regional east-west lineaments, many of which show significant movement, and some of which cut and displace portions of the NPS. Otherwise, there has been no major deformation since the emplacement of the NPS. Mafic dykes occupy parts of these east-west structures.

6.1.2 Main Block

The geology of the Main Block is shown in Figure 6.2. Archean Nain Province and Early Proterozoic Churchill Province rocks compose the basement lithologies. The Nain Province rocks consist of moderately to strongly migmatized, isoclinally folded, quartzofeldspathic gneisses with lesser metasedimentary, amphibolitic and minor anorthositic material. The Churchill gneisses proximal to the deposits consist of equal proportions of quartzofeldspathic paragneiss and garnetiferous, locally graphitic and sulphidic, paragneiss. These paragneisses are part of an extensive lithologic unit called the Tasiuyak Gneiss.

The gneisses are intruded by an Early Proterozoic orthogneiss and by Middle Proterozoic NPS rocks. The orthogneiss is an orthopyroxene-bearing tonalite that occurs along and proximal to the collisional suture in the deposit area. It is strongly lineated with gneissosity developed locally. The orthogneiss essentially encloses the deposits that will be mined with the open pit.

The NPS can be separated into four distinct rock types: anorthosite, ferrodioritie, troctolite and granite. Geological mapping and airborne magnetic surveys indicate that the NPS intrusions are essentially flat-lying, relatively undeformed sheets.

Portions of two major NPS anorthosite complexes are present on the Main Block. The Ikadlivik Massif occurs in the northwestern part of the property and the Kangeklualuk Massif occurs in the northeastern part of the Main Block.

The Voisey's Bay Intrusion ("VBI"), Ashley Intrusion and Mushuau Intrusion of the NPS are mafic in composition and are dominantly composed of olivine gabbro and troctolite with variable amounts of leucotroctolite, melatroctolite, olivine norite, gabbronorite and ferrodiorite. The Voisey's Bay deposits are hosted by the VBI, which has been estimated to be at 1338 Ma old.

6.1.3 Deposit Geology

Intrusion-types within the VBI

The VBI occurs in three intrusions. The first comprises the large, easterly plunging, troctolite chamber overlying the Eastern Deeps deposit. The second is the troctolite dyke, commonly referred to as the "feeder dyke" or "conduit." It extends north of the Eastern Deeps chamber as a thin, flat-lying, body and then westward, with progressively steeper northerly dips eventually overturning to steep southerly dips. The Ovoid, Mini-Ovoid and Discovery Hill deposits occur in the steep, north-dipping segment while the Reid Brook deposit occurs in the south-dipping portion. The "conduit" ultimately approaches the top of the third body, the Western Deeps troctolite chamber below the Reid Brook deposit at a depth of about 1000 metres. The feeder dyke joins the two chambers.

Rock Types

The VBI consists of a variety of dominantly troctolitic cumulates, distinguished principally by (i) variations in the proportions of cumulus olivine and plagioclase, (ii) the amount of intercumulus minerals such as clinopyroxene, hornblende and biotite and (iii) the presence of sulphide and a variety of both locally-derived and exotic xenoliths. Feeder olivine gabbro occurs within the feeder dyke and sometimes as a marginal phase along contacts between the VBI and country rock. It is a plagioclase ± olivine cumulate containing much more intercumulus material (between 30 and 50 modal per cent) than other components of the VBI. Ferrodiorite or ferrogabbro is also present in the feeder environment. They have a finegrained, noncumulate texture. Ferrodiorite is generally massive but occasionally exhibits compositional banding, particularly in areas where sulphide is present.

Rock Types Hosting Mineralization

Varied-textured troctolite or variable troctolite underlies the normal troctolite and occurs in the basal portion of the Eastern Deeps chamber and in wider sections of the feeder dyke. It differs from normal troctolite in that it contains up to 25% by volume gneiss inclusions and variable amounts of fine-grained disseminated to blotchy, pegmatitic sulphide. Inclusion-bearing troctolitic rocks, termed basal breccia or feeder breccia, occur at the base of the Eastern Deeps Chamber at the point of intersection with the feeder dyke, and within the feeder dyke and along contacts of the VBI with country rock.

Sulphide Types

There are four principal types of sulphide mineralization at Voisey's Bay: massive, leopard-textured, basal breccia, and disseminated in variable troctolite. The last three

types are interfingered and cannot be correlated as distinct units. They have been combined and classified as disseminated sulphide in the geological model for the Ovoid, Mini-Ovoid and Southeast Extension deposits. For the mineral resource estimates, the mineralization has been divided into two domains: massive sulphide and disseminated sulphide. The contact between the massive sulphide and disseminated sulphide is sharp with very little inter-fingering. Examples of various types of mineralization are shown in Figures 6.3 and 6.4.

Massive Sulphide

Massive sulphide at the Ovoid and Mini-Ovoid deposits consists of accumulations of greater than 75% by volume of sulphide. The sulphide assemblage comprises pyrrhotite (varying proportions of finely intergrown hexagonal pyrrhotite and troilite), pentlandite, chalcopyrite, cubanite and magnetite. Trace quantities of galena, sphalerite, argentopentlandite and mackinawite are also present. Cubanite occurs as discrete grains and exsolution lamellae in chalcopyrite. Massive sulphide in the Ovoid and Mini-Ovoid deposits is characterized by very coarse grains (1-2 cm) of pentlandite, often occurring as partial to complete rims or "loops" around large crystals of pyrrhotite and as corroded-looking grains within chalcopyrite. A small amount of pentlandite also occurs as small "eyes" and exsolution lamellae within pyrrhotite.

Magnetite is a conspicuous component of massive sulphide in the Ovoid. Based on detailed observations on core from the BS series of diamond drill holes and on less detailed data from other holes. Magnetite is present in the 10-15 modal per cent range throughout much of the central Ovoid deposits, with a significant decrease to the 3-10 modal per cent range adjacent to the footwall contact. The magnetite forms subhedral to amoeboid-shaped crystals 1-5mm in size. Several areas of concentration with 20-40 modal per cent of abnormally coarse magnetite occur sporadically but seem to be preferentially located in the central parts of the Ovoid deposits.

Disseminated Sulphide

Leopard-textured sulphide (net-textured sulphide)

The term "leopard-textured sulphide" was introduced to describe a mineralization type consisting of black aggregates or oikocrysts of augite and olivine up to 0.5cm in diameter in a matrix of sulphide. In practice, this term now refers to any heavily mineralized, net-textured sulphide mineralization. The sulphide matrix consists primarily of pyrrhotite, pentlandite and chalcopyrite, which occur interstitial to the principal cumulus silicates, plagioclase and olivine. The proportion of sulphide varies from 20%-50% per cent by volume. The mineralogy of the leopard-textured sulphide is similar to that of adjacent massive sulphide.

Sulphides in basal breccia

Mineralization in basal breccia is much more variable than that of the two preceding mineralization types. It consists in part of small lenses or veins of massive sulphide, as veins of leopard-textured sulphide and, commonly, as blotches of sulphide interstitial to the inclusions of gneiss, troctolite, melatroctolite and ultramafic rocks, which are common in this rock unit. Again, the mineralogy of is the same as the mineralogy of the adjacent massive sulphide.

Disseminated sulphides in variable troctolite

Sulphides are sometimes abundant (up to approximately 25%) in the lower part of variable troctolite sequences and usually decrease upward. They occur in two forms, most commonly as irregular blotches, 10-30cm in diameter, of sulphide intergrown with coarse silicates. The second form of sulphide occurs as irregular patches of disseminated sulphide within variable troctolite that displays a normal, medium-grained, fabric.

Post-Mineralization Intrusions and Structures

All rock units are intruded by younger granitic intrusions of the NPS. Both the Makhavinekh and Voisey's Bay granites consist of medium to coarse-grained monzonite, quartz monzonite, syenite and granite. Geological mapping and diamond drilling have confirmed the sheet-like nature of these units. The Makhavinekh granite is rapakivi-textured with abundant ovoid-shaped feldspars. The Voisey's Bay granite has a hypidiomorphic texture with minor, locally developed, rapakivi texture. The granites commonly form complex intrusive breccias with adjacent units, including the VBI.

East-west trending faults and joints that may be related to extensional tectonics are a prominent feature of Main Block geology; these are most common in the eastern half of the Main Block. Significant sinistral displacements occur across numerous regional, eastwest lineaments. Thin, very late, mafic dykes occupy some of these structures. Neither the granite nor mafic dykes cross-cut the mineralization within the planned open pit.

Some members of the late east-west oriented fault set cut and displace portions of the VBI. No major offsets have been documented within the mineralized zones, but minor dislocations may reduce ground strength in localized areas of gouge and fracturing.

6.2 Deposit Types (Item 10)

6.2.1 Sulphide Concentration

The mineralization of nickel, copper and cobalt within the VBI is magmatic sulphide genetically related to mafic magmatism. In deposits of this type, concentrations of sulphide result from the development of immersible sulphide-rich and silicate-rich liquids during the cooling of a magma. Chalcophile elements such as nickel and copper are preferentially partitioned into the sulphide rich liquid phase. Owing to differences in physical properties between these, such as differences in density and viscosity, they may spatially separate from each other to a greater or lesser extent.

Sulphide liquids are denser than silicate liquids and tend to concentrate at the base of mafic intrusions. Liquids of different density may also separate from each other through a process known as flow differentiation, which takes place where liquids pass through conduits or pass from one hydraulic regime (turbulent flow through a restricted passage, for example) to another (laminar flow in a larger magma chamber, for example). Complete separation of sulphide from silicate liquid by whatever process may result in the formation of a massive sulphide deposit with only minor amounts of entrained silicate; incomplete separation will result in the formation of disseminated sulphide deposits that can have extremely variable sulphide:silicate ratios. Both types are commonly found in the same deposit.

The understanding of the process of sulphide concentration in magma described above was used to help guide exploration at Voisey's Bay. Consequently, exploration was focused on areas where the feeder dyke exited into large magma chambers on areas where the feeder flared out or expanded in size and on areas where the feeder was constricted or irregular in attitude.

6.2.2 Deposits

The estimated mineral reserves and mineral resources at Voisey's Bay are contained within distinct deposits within the feeder dykes and at the junction of the feeder with a chamber.

The deposits making up the Voisey's Bay Project include Discovery Hill, Eastern Deeps, Mini-Ovoid, Ovoid, Reid Brook and Southeast Extension. The deposits that occur within the feeder include the Reid Brook, Discovery Hill and the Ovoid/Mini-Ovoid. The Eastern Deeps deposit occurs at the junction of a feeder dyke with the Eastern Deeps Chamber. The Ovoid and Mini-Ovoid deposits and a portion of the Southeast Extension deposit constitute the mineralization contained within the proposed open pit for Phase I of the Voisey's Bay Project.

6.2.3 Geology of the Open Pit Deposits

Ovoid

The Ovoid and Mini-Ovoid deposits form an elongate, tadpole-shaped feature with a length of 800m along a west-northwest axis and a maximum width of 350m, narrowing to less than 50m at its northwestern end. A typical geological section through the Ovoid deposit is shown in Figure 6.5. The maximum vertical depth of the Ovoid deposit approaches 120m. A thin, initially north-dipping feeder dyke extends from the base of the Ovoid, but this dip reverses and eventually dips to the south.

The feeder dyke forms an incomplete marginal skin, 0-20m thick, of variably net- to leopard-textured mineralized troctolite and basal breccia with disseminated sulphides. This marginal skin surrounds a core of massive sulphide mineralization approximately 350m in diameter and up to 120m thick.

Mini-Ovoid

Toward the western extension of the Ovoid, the deposit becomes more elongate or trough-like in transition to the more dyke-like form of the Discovery Hill deposit. This area is known as the Mini-Ovoid deposit; a typical section is shown in Figure 6.6. The sequence of troctolite intrusion and sulphide deposit is more complete than in the Ovoid deposit. The upper or northern margin of the intrusion in this area consists of unmineralized gabbroic to troctolitic material, either in chilled contact with the overlying gneiss or as a breccia of intrusive and gneiss fragments. Sulphide content increases abruptly downwards into a zone of net- and leopard-textured troctolite with some massive sulphide veins and segregations. Sulphides within this unit are dominantly finer-grained, net-textured and have leopard textures. A large lens of massive sulphide, spatially distinct from the massive sulphide in the Ovoid deposit, occupies the central portion of the Mini-Ovoid deposit and overlies weakly mineralized basal breccia along the lower or southern contact.

The base of the Mini-Ovoid deposit merges into the feeder dyke, which dips about 70° to the north at this location.

Southeast Extension

In the southeast corner of the Ovoid deposit, mineralized troctolite and basal breccia extend over a buried ridge of footwall gneiss that separates the Ovoid deposit from the Eastern Deeps chamber (Figure 6.7). Immediately southeast of the Ovoid deposit, the troctolite broadens into the main troctolite intrusion called the Eastern Deeps chamber, host to the Eastern Deeps deposit. The area known as the Southeast Extension is the variably mineralized zone between the Ovoid deposit and the Eastern Deeps deposit. The Southeast Extension mineralization averages between 50m and 100m thick and subcrop at the southeast end of the Ovoid deposit, plunging eastward to a depth of 450m (Figure 6.7).

The Ovoid/Mini-Ovoid and Southeast Extension deposits are completely covered by 15-20m of unconsolidated glacial and marine sediments.

6.3 Mineralization (Item 11)

6.3.1 Major Metal Zoning

Nickel distribution in massive sulphide is remarkably consistent throughout the Ovoid and Mini-Ovoid deposits. Figure 6.8 is a plan view showing the variation of the nickel grade within the mineralization in the planned open pit. Figures 6.9 and 6.10 show bar charts along several drill holes reflecting the distribution of nickel in the Ovoid and Mini-Ovoid deposits in section. Because cobalt grades are closely correlated with those of nickel, cobalt shows a very similar pattern to nickel.

Copper grades are considerably more variable than those of nickel. Copper grades in massive sulphide are highest along the southwest side and central portions and lowest along the west, north and east sides of the Ovoid deposit. Figure 6.11 shows a plan view of the variation of the copper grade within the mineralization in the open pit. Figure 6.12 shows a section with a bar chart showing the distribution of copper in the Ovoid deposit. The concentration of a higher grade copper zone within the Ovoid is interpreted to represent the location of the last sulphide liquid to crystallize within the massive sulphide zone of the Ovoid deposit. The variability in the copper distribution and the concentration of the copper within distinct zones will result in a higher variability in the copper grade compared to the nickel grade in the mine feed to the mill.

Grade simulation models based on the assay data from the closely-spaced metallurgical holes were developed to assess the short-range variation in the copper to nickel ratio in the mine feed to the concentrator. Further assessments are planned to determine the impact of variable Ni:Cu ratios on the capacity of the flotation section of the concentrator and concentrate grades. Mining sequencing and/or feed blending methods may be necessary in order to optimize the concentrator performance. VBNC has developed the simulated block model and future production scheduling will incorporate estimates of the range of the copper to nickel variations.

The significant concentration of cobalt in pentlandite and the very good correlation between nickel and cobalt suggests that nearly all cobalt occurs in pentlandite. This relationship has been confirmed by mineralogical studies.

6.3.2 Mineralogy

Overall, the massive sulphide is composed of approximately 75% pyrrhotite/troilite, 12% pentlandite, 8% chalcopyrite/cubanite and contains 5% magnetite. The pyrrhotite is hexagonal and on average contains about 0.29% nickel. The pyrrhotite to troilite ratio is approximately 70:30. The troilite contains only trace amounts of nickel.

The pentlandite is coarse grained and often forms coarse "loop textures" rimming large crystals of pyrrhotite. The pentlandite is frequently associated with magnetite, which is dispersed throughout the sulphide minerals. Magnetite can occur in local concentrations, ranging from less than 5% to as high as 30%.

The cubanite occurs as intergrowths with chalcopyrite as exsolution lamellae and rarely as granular aggregates within the chalcopyrite. The chalcopyrite to cubanite ratio averages about 90:10 but high concentrations of cubanite are locally present.

6.3.3 Trace Element Zoning

In 1996, VBNC re-analyzed 652 samples from the Ovoid deposit (pre-existing pulps) for lead, zinc and other trace elements. The samples were originally assayed for nickel, copper, cobalt, iron, sulphur and precious metals in 1995 under the management of ARL, but these analyses did not include any analysis of trace elements. Twenty-five holes from the Ovoid deposit were selected to provide good spatial distribution throughout the deposit at approximately 50m centres.

Of the 25 holes selected, the core of the majority contained less than 100ppm lead and many contained less than the detection limit of 8ppm. Four holes contained consistent intervals with anomalously high lead levels in the 200 to 1500ppm range. These four holes are adjacent to each other and are located in the southwest portion of the main Ovoid massive sulphide body.

The zinc assays are mostly in the 0 to 350ppm range, with a few scattered, more elevated, samples of up to 525ppm. The mean value is approximately 150ppm. There is no obvious strong clustering of anomalous values within the sampled volume of massive sulphide.

Excessive levels of lead and zinc can be a potential source of metallurgical problems in the refining stage.

The authors recommend that during the development of the Voisey's Bay Project, additional analyses for lead be carried out to better define any zones containing elevated levels of lead. These zones should be identified in the resource model to provide improved estimates of the lead levels in the mine feed to the concentrator.

6.4 Exploration (Item 12)

Apart from government, university and minor industry reconnaissance surveys, the area of the Voisey's Bay deposits was unexplored prior to the prospecting work carried out by ARL on behalf of DFR beginning in 1993. The gossan on what is now Discovery Hill

was recognized and sampled (but not chemically analyzed) in 1985 by personnel of the Province's Department of Energy, Mines and Resources.

In 1993, prospectors from ARL, working on behalf of DFR, discovered significant nickel-copper-cobalt mineralization in outcrop on Discovery Hill. Samples returned values of up to 6% copper. Subsequent analysis for nickel yielded values of up to 3%.

In 1994, Geotech Surveys performed ground horizontal loop electromagnetic ("HLEM") and magnetometer surveys over the Discovery Hill and Ovoid Deposits on cut-lines spaced at 100m intervals. A MaxMin system, with 100m coil spacing and readings taken every 25m, was used for the HLEM survey; a proton precession magnetometer with readings taken every 12.5m was used for the magnetometric survey. The HLEM survey identified a conductive zone over 1.1km in strike length extending east from Discovery Hill. Drilling commenced in October of that year to test the discovery outcrop and the associated conductive zone and the results of the first four holes were reported by DFR on November 17, 1994. Hole VB94-2 intersected 71m grading 2.23% nickel, 1.47% copper, and 0.12% cobalt.

In January 1995, DFR reported the first intersection for the Ovoid deposit; diamond drill hole VB95-07 intersected 104.3m of massive sulphide. Subsequent drilling during 1995 defined the approximate extent of mineralization within the Ovoid deposit. This drilling was completed to provide information on nominally 50m spaced lines with a 50m interval between boreholes on each line.

A bulk metallurgical sample containing 4.5 tonnes of disseminated material and 32.3 tonnes of massive sulphide was obtained by diamond drilling HQ diameter core. This sample was shipped to SGS Lakefield at Lakefield, Ontario. The results of the metallurgical tests were used by Teck to prepare the Teck Study.

An airborne helicopter electromagnetic ("HEM") survey consisting of multi-frequency electromagnetic ("EM") and total field magnetometrics with flight lines spaced 100-200m apart was completed over the five claim blocks owned by DFR. Within the Main Block, a detailed survey with flight lines spaced 50m apart was flown over the Ovoid deposit. This survey identified a conductive anomaly coincident with the known mineralization from Discovery Hill east to the Ovoid deposit.

A gravimetric survey was done over a large part of the exploration grid by Geoterrex Limited under contract to DFR. Bouguer gravity was computed using a mean density of 2.80g/cm3. The gravimetric survey generally responded to the various shallow mineralized zones with local complications introduced by variable overburden thickness and variations in rock types. Gravimetry proved to be an excellent tool to map the extent of the areas underlain by troctolitic rocks based on their higher density relative to the country rocks.

During 1995, surface time-domain electromagnetic surveys were performed using borehole EM systems. Part of the HLEM survey work was repeated using a longer coil spacing of 200m.

Geologists from ITSL mapped the entire Main Block in 1995.

In August 1996, ITSL took over the operation of the exploration program from ARL and all subsequent exploration programs have been under the direct supervision of ITSL.

In 1997, a second bulk sample from the Ovoid deposit containing 45 tonnes of material was collected by means of PQ diameter core drilling. A diamond drilling program to further delineate the Ovoid and Mini-Ovoid deposits for the planning of the open pit was carried out as a follow-up to the recommendations following the assessment of the results of the Kilborn study. Four NQ-size holes were drilled in the walls of the proposed open pit by Golder Associates Limited ("GAL") to collect geotechnical information to design the slope of the pit wall.

In 1998, drilling delineated mineralization in the Southeast Extension deposit potentially amenable to open pit mining. This drilling also demonstrated the continuity of this mineralization with the Eastern Deeps mineralized system.

In 2002, a third bulk sample was taken from the Ovoid deposit for metallurgical purposes. The sample consisted of approximately 100 tonnes from 63 PQ-size cored drill holes. In addition, eleven NQ diameter drill holes were surveyed by acoustic televiewer, including four in the Ovoid deposit, four in the Southeast Extension deposit and three in the Mini-Ovoid deposit. The acoustic televiewer surveys provided detailed information on the frequency and orientation of the joints in the rockmass which was used to assess the rock quality conditions to aid final pit design.

The geophysical and geotechnical data is of good quality and meets recognized industry standards. The geophysical data was not used to estimate the mineral resources contained within the proposed open pit. The geotechnical drilling was carried out by experienced geotechnical engineering companies.

Inco continues to explore the Voisey's Bay property, both for surface and underground extensions of known, as well as, new mineralization. The underground exploration is mandated in the existing agreements. Logically, they are also pursuing the conversion of known mineral resources not yet in reserve to reserve status.

6.5 Drilling (Item 13)

6.5.1 Summary of Drilling

The Ovoid, Mini-Ovoid and Southeast Extension deposits were drilled extensively during the eight-year period from late 1994 to 2002 (Figure 6.13). The drilling was carried out by DFR before 1996 and by VBNC since then. All drilling was wire line diamond drilling with core size varying from NQ (rarely BQ) for exploration, pit delineation and geotechnical surveys, to HQ and PQ for bulk sampling programs designed to provide material for metallurgical purposes. A cutoff date of October 28, 2002 was used for purposes of modeling and mineral resource estimates for the 2003 Feasibility Study. The holes drilled in 2002 were not used to develop the block model for the mineral resource estimate or mine planning.

The drilling in both areas is summarized in Table 6.5.1 (as presented in the Inco Report). Core recovery from all boreholes was near 100%. Holes drilled for geotechnical purposes have not been used in resource modeling.

Table 6.5.1: Summary Drilling

Period	Hole Prefix	Purpose of Drilling	Holes	Metres	Core Size	Assayed Samples
Ovoid/Mini-Ovoid Drilling						
1994-1998	VB	Exploration	108	19,524	NQ	5,523
1995	MET,DISS	Metallurgical bulk sample	29	4,436	HQ	257
1997	PT	Metallurgical bulk sample	34	2,765	PQ	-
1997-1998	PD	Pit delineation program	20	1,706	NQ	367
1997	OV	Pit wall design	4	740	NQ	-
1997	OP,FFC	Soil testing	8	491	NQ, BQ	-
2002	BS	Metallurgical bulk sample	63	6,605	PQ	-
2002	VB	Pit delineation program	17	1690	NQ	991
Total			**266**	**37,957**		**6,147**
Southeast Extension Drilling						
1995-1998	VB	Exploration	37	8,236	NQ	3,454
1997	OP,FFC	Soil testing	2	319	NQ,BQ	4
1997	PD	Pit delineation	3	259	NQ	105
1997	SE	Exploration	5	639	NQ	162
2002	VB	Exploration & metallurgy	7	1250	NQ	566
Total			**55**	**10,703**		**4,291**

Source: Inco Report 31 August 2003

6.5.2 Drill Hole Location & Deviation

The original exploration drilling was carried out on a cut grid (the "exploration grid") with lines initially spaced at 100m intervals, later in-filled with lines at 50m intervals over the Ovoid and Mini-Ovoid deposits. These lines were chained and surveyed using a compass. In 1995, a surveyed grid, or an "engineering grid", was created over the exploration grid and extended eastward to cover the exposed area of the Eastern Deeps chamber of the VBI, to allow for location using UTM NAD83 coordinates. Survey pins were inserted at 100m spacing and tied into existing survey monuments. An elevation datum of 5,000m was established for mean sea level. In 1996, borehole collar locations were determined by a Global Positioning System ("GPS") that required post-processing. All borehole collar locations and elevations have subsequently been verified by a GPS system to ±1 cm. Elevations were determined as metres above mean sea level. Collar azimuths have also been verified with the GPS system.

Hole inclinations were initially surveyed with "acid tests," a system that was replaced from 1995 to early 1996 by the tropari instrument. A photogyro orientation tool was introduced to the Voisey's Bay Project in 1996 and was used to survey pilot plant and pit delineation drilling in the Ovoid deposit. The holes surveyed with the photogyro

instrument showed minimal deviation from their planned trajectories, with typical maximum values being 1.5° on azimuth and 1.0° on dip over a maximum down-hole length of approximately 150m. Minor deviations are of little concern because of the size and near-surface location of the Ovoid, Mini-Ovoid and Southeast Extension deposits. Based on these results, the original drill holes taken from the Ovoid deposit are considered to have similar amounts of deviation. Present procedure involves using the single shot Sperry-Sun instrument to monitor the progress of the borehole. The tests are conducted by VBNC technicians every 30m and verified by VBNC geological personnel. A photogyro survey is completed every 100m in holes more than 200m deep. The path of the trajectory is evaluated, and if necessary, the path is corrected by wedging to achieve the pierce point. All boreholes are photogyro surveyed after completion.

The boreholes were drilled both vertically and at angles at 50m intervals. The metallurgical holes were drilled between the 50m sections, generally as a "fan" of holes. The sample lengths were corrected to true thickness in the three-dimensional geological model.

6.6 Sampling Method & Approach (Item 14)

6.6.1 Method & Approach

Diamond drill core was securely boxed at the drill site, transported by helicopter to the exploration camp and logged by geologists. Data recorded included lithology, descriptive text, structure, sulphide percentage and sulphide mineralogy. The geologist indicated the intervals to be sampled and analyzed. Before September 1996, geological data was recorded on paper and then transferred to an electronic database. Subsequent to this date, borehole logs were input directly into a BORIS proprietary borehole database system developed by ITSL. This database system also interacts with the project assay database to produce borehole logs and provide formatted data for a variety of other external programs. All older logs were also transferred to this system. Continuity of classification and description is assured as some of the present VBNC staff have been involved since February 1995. Adherence to logging standards for new personnel is assured by a comprehensive training program.

Core from the holes drilled for metallurgical bulk sample and pilot plant programs was retained in its entirety for metallurgical testing programs except for bulk sample series holes, where a 15cm core sample taken every 6m was retained as a skeletal record. All other mineralized core was split in half by diamond saw. With the exception of some of the very earliest drilling, where a maximum sample length of 2m was used, and the exploration drilling carried out between 1997 and 2002, where a maximum of 1.5m was used, the maximum length during most of the Ovoid drilling campaigns was 1m, taking into account with the geological contacts. The first half of all mineralized core to be assayed was sampled on site. Samples of split core were bagged and shipped by air to the relevant sample preparation facility being employed at the time.

The second half of all core was retained for other purposes, such as preparation of metallurgical test samples, check assaying, petrographic and mineralogical studies and geotechnical studies.

All core drilled in areas that have potential for future development (i.e., shafts, drifts, ramps, or other development, all core through the mafic intrusive material near the Ovoid/Mini- Ovoid/Discovery Hill deposits and the Reid Brook deposits, as well as 10m of footwall/hangingwall gneiss and all half and quartered core that had been processed for assay) has been retained. The remaining core has been digitally photographed and a skeleton core record has been retained for all holes.

Systematic collection of geotechnical data did not commence until July 1995; most drill holes completed before this date were not characterized geotechnically. Data recorded during various periods included core recovery, rock quality designation ("RQD"), fracture frequency, characteristics and attitude, point load data, magnetic susceptibility and resistivity. Some holes were drilled to obtain oriented core for structural analysis to be used in pit wall design. In addition, four holes in the Ovoid deposit, four holes in the Southeast Extension deposit and three holes in the Mini-Ovoid deposit were surveyed by acoustic televiewer to provide additional information on rock quality conditions for final pit design. This data is stored in geotechnical logs separate from the main geological and assay databases.

6.6.2 Drill & Sampling Verifications

Because of the coarse grain size of the massive sulphide at the Ovoid deposit and concerns that split NQ core might not provide a large enough sample, ITSL carried out a limited program of field duplicate sampling and chemical analysis in 1995, comparing results from sawn ½ NQ core (the original samples) with those from identical intervals of sawn ¼ NQ core (half of the remaining sample). Although the results were noisy (i.e., a high nugget effect), no biases were detected in the analytical results. A similar program in 2003 on a pair of twinned NQ and PQ holes, sampled in identical intervals, also demonstrated that there was no bias in the assay results from the samples between the NQ and PQ core.

ITSL and VBNC personnel carried out an audit on the database in 2002 that included a review of the sampling procedures. No sampling errors were noted.

The transportation of the core from the drill site and sampling was carried out by the geologists and geological technicians from ARL and VBNC. Photographs were taken of all of the core for future reference.

A total of 4,291 samples in the database were used to estimate the mineral resources for the Voisey's Bay Project (see Table 6.5.1). The sample lengths have been corrected to true width in the three-dimensional geological model and the block model.

The authors are not aware of any factors in the sampling procedures that could materially impact the accuracy/reliability of the mineral resource and mineral reserve estimates set forth in this Report. The sample checks have demonstrated that the samples are representative of the mineralization and that there is no bias in the sampling.

6.7 Sample Preparation, Analyses & Security (Item 15)

6.7.1 Sample Preparation

Initially, sample pulps from the exploration programs at the Ovoid deposit were either prepared at Chemex Labs Ltd. ("Chemex") in Vancouver, British Columbia or at sample preparation facilities operated by Eastern Analytical Laboratory ("Eastern Analytical") in the Province at Goose Bay and Springdale. Chemex is ISO 9002 certified.

After Inco's acquisition of DFR was complete in August 1996, the following sample preparation and quality control protocols were instituted:

- entire samples were crushed to a nominal 10 mesh using a crusher;
- a riffle was then used to take a representative split of the crushed sample, which was pulverized to minus 150 mesh with a ring pulverizer;
- the remaining crushed material and a second portion of the pulp were stored;
- the sample preparation laboratory was instructed by the geologist to insert the appropriate Inco standards with the samples; and
- a split of the pulps was then forwarded to Chemex in Vancouver for analysis.

6.7.2 QA & QC Analysis

Chemical analyses of sample pulps from all phases of diamond drilling at the Ovoid deposit were carried out by Chemex in Vancouver.

At Chemex the samples were analyzed by fusing the sample with sodium peroxide, dissolution in hydrochloric acid and the determination of nickel, copper, cobalt, iron and arsenic on a Perkin-Elmer Optima Induced Couple Plasma ("ICP"). Sulphur was determined by a Leco Combustion method. Gold, platinum and palladium were determined by a lead collection fire assay/ICP technique on a one assay/ton sample. Silver was determined by aqua regia dissolution/atomic absorption finish on a 2 gram sample.

In 1996, Teck conducted a program of check analyses as part of its work in connection with the Teck Study. A total of 200 samples from five holes in the Ovoid deposit previously analyzed by Chemex were re-analyzed by independent assay laboratories. The Teck Study concluded that these check results validated Chemex's assay values for nickel and copper but suggested a bias in cobalt analyses. Also in 1996, Inco carried out a similar program of check analyses on a smaller number of samples with similar results. The cause of the bias in cobalt analyses was identified and previous results corrected.

6.7.3 Specific Gravity

Initially, SG data for core samples from the Ovoid deposit exploration were determined by pycnometer at Chemex in Vancouver on composited assay pulps whose make-up was determined by on-site personnel. Improper compositing of samples led to incorrect values. These were corrected and the procedure was replaced by estimating SG from regression equations based on the chemical composition and measured SG of 350 calibration samples. The following equations were used:

If Fe(%) <20 then SG = 2.6079 + 0.0373 x Fe(%) - 0.011 x S(%)
If Fe(%) >20 and <51 then SG = 2.493 + 0.0125 x Cu(%) + 0.0340 x Fe(%)
If Fe(%) > = 51 and <60 then SG = 3.0282 + 0.009 x Cu(%) + 0.0332 x Ni(%) + 0.0286 x Fe(%)-0.0037 x S(%)
If Fe (%) >60 then SG = 4.75

The calibration of the calculated SG plotted against the measured specific gravity is shown in Figure 6.14.

6.7.4 Adequacy & Security

Between the discovery of the mineralization in 1993 and May 1995, all exploration was carried out by DFR and Inco had no input into, or any responsibility for, any procedures used by DFR. Due diligence investigations by Inco during and subsequent to this period suggested that all exploration had been carried out in a thoroughly professional manner.

Because all significantly mineralized core has been cut, sampled and chemically analyzed and because of the apparent good continuity of mineralization within the Ovoid, Mini-Ovoid and Southeast Extension deposits, the sampling density is considered to be adequate for purposes of geological and resource modeling. Core sampling procedures, sample preparation and analysis have been in accordance with generally accepted practices at the time of drilling.

In Inco's opinion, based on the quantity and characteristics of the sampled material, the consistency of results from drilling campaigns undertaken and the assay results from the metallurgical tests, the sampling preparation security and analytical procedures were adequate.

6.8 Data Verification (Item 16)

ITSL carried out a comprehensive internal audit of exploration methodologies and drill hole and assay databases for the entire Voisey's Bay Project during 2002. The audit included an assessment of the following:

Coordinate Systems and Grids
Diamond Drilling
Establishing Borehole Collar Locations
Monitoring of Borehole Trajectories
Core Reception, Handling and Storage Procedures
Drill Logging and Core Sampling Procedures
- Recording of information
- Recording of Header, Survey and Comments Information
- Recording of Geological Information
- Recording of Geotechnical Information
- Core Sampling Procedures
- Log Verification and Security of Project Borehole Database
- Data Flow

Sample Handling, Preparation and Assaying
- Sample Preparation Procedures and Quality Control Measures
- Laboratory Reporting Procedures
- ITSL Quality Control Measures

Storage of Mineralized Rejects
Specific Gravity
Appending Analytical Results to Borehole Logs
Creation of Datamine Files
Validation/Audit of Master Database
Header Data
Directional Survey Data
Verification of Assay Data
Comments
Geological Entries
Verification of Datamine Database

The audit concluded that the quality of the data collected by VBNC exploration personnel, including for the period prior to Inco's acquisition of DFR in August 1996, was of high quality and demonstrates thoroughness and professionalism at all levels and the assay database is free of errors and can be used for geological modeling, grade and tonnage estimation exercises.

6.9 Adjacent Properties (Item 17)

No information from adjacent properties has been used in the exploration program or in the estimation of the mineral resource.

6.10 Mineral Processing & Metallurgical Testing (Item 18)

Approximately 100 tonnes of material were collected from the Ovoid and Mini-Ovoid deposits using PQ-size core in 2002 (BS holes in Table 6.5.1). The sample was planned to provide a mix of disseminated sulphide mineralization and massive sulphide mineralization at a ratio of 25:75. SGS Lakefield prepared a bulk sample that was intended to represent the average blend of feed to the concentrator during several different production periods over the life of the mine. The locations of the PQ drill holes are shown in Figure 6.15. The head grades of the samples are consistent with the grades projected from the block model and are considered to be reasonably representative of the production grades.

The development of the metallurgical process to treat ore from the Ovoid deposit has progressed through extensive bench-scale and pilot plant testing performed during 1995, 1997 and in 2002-2003. Most of the bench scale and some miniplant studies were performed at ITSL, while the pilot scale tests with some supporting bench scale work was done at a facility of SGS Lakefield under the general direction of ITSL engineers. Recognized contract testing/research organizations and equipment suppliers conducted test work on the ore and the concentrate produced in the pilot plant to establish crushing, grin ding, thickening and filtration requirements and to examine the flow and storage characteristics of the concentrates. These tests provided information for flow sheet development and plant design criteria.

The major portion of the test work carried out prior to 2002 was based on the production of two concentrates, a nickel concentrate and a copper concentrate. In 1999, a decision was made, based on the requirement to produce a concentrate containing minimal copper for Inco's smelter in Thompson, Manitoba, to produce three concentrates:

i) a high-grade nickel low copper concentrate,

ii) a "middling" concentrate containing both copper and nickel, and

iii) a high-grade copper concentrate.

In order to determine the metallurgical parameters required for the plant design and to test improved metallurgical conditions developed at ITSL, sufficient core was drilled from the Ovoid and Mini-Ovoid deposits in 2002 to obtain samples representative of each year of operation for pilot plant tests at a facility of SGS Lakefield. Each phase of the 2002-2003 pilot plant campaigns was defined by the time the phase was carried out and the ore that was treated.

- Phase 1 of the 2002-2003 pilot plant campaigns was carried out in July and August, 2002;
- Phase 2 in September and October, 2002;
- Phase 3 in November and December 2002;
- Phase 4 in January 2003 and Phase 5 in February 2003.

Most pilot plant runs were carried out using specified blends of core. For instance, the Phase 4 pilot plant campaign, which examined the ore from Years 11-14, was carried out using blends representing the overall material in those years, a 85% massive sulphides feed with the sulphides from the Ovoid deposit, a 85% massive sulphides feed with the sulphides from the Ovoid deposit, and a 80% disseminated sulphides feed. This increased the confidence in the flowsheet being capable of treating various types of feed from the Voisey's Bay deposits. For some blends, there was enough material to perform only one run and thus not all conditions could be fully optimized.

The optimized metallurgy from each series of tests is shown in Table 6.10.1. The resulting nickel grade/recovery curve for Phase 1, Phase 2 and Phase 3 of the 2002-2003 pilot plant campaigns is shown compared to the earlier results in 1995 and 1997. In both cases the nickel recovery and grades are for the combined high grade and middling concentrates.

Table 6.10.1: Nickel Grade/Recovery Diagram, VBN Open Pit Ore[1]


Ni Grade in Ni Conc.(%
30
25
20
15
10
70
80
90
Ni Recovery to Ni Conc.(%)
1995/1997
Phase I
Phase 2 and Phase 3

(1) 1995, 1997, Phase 1, Phase 2, and Phase 3 Pilot Plant campaigns)

SNC-Lavalin produced predictive equations establishing the expected metal recoveries and concentrate grades relative to the ore feed grades using the mass balance derived from the Phase 2 pilot plant campaign. The equations are:

Nickel Concentrate (combined high-grade and middlings)

Ni Recovery = 89.54 + 0.7448 x %Ni - 11.78 /%Ni + 1.443 / %Cu
Total recovery in Cu and Ni concentrates capped at 92%
Cu Recovery = 16.18 - 0.1198 x (%Cu + %Ni) + 0.37298 x (%Cu / %Ni)2 - 2.863 x %Cu / %Ni
Total recovery in Cu and Ni concentrates capped at 99%
Co Recovery = Ni Recovery
Ni grade = 14.29 - 0.8814 x %Cu / %Ni + 1.791 x %Ni

Copper Concentrate

Cu Recovery = 84.88 - 3.327 / %Cu + 2.564 / %Ni + 0.4569 x %Cu
Cu Grade = 33.08 + .2090 x %Ni / %Cu –2.371/%Cu
Ni Recovery = 1.796 x %Cu / %Ni - 0.2162 x (%Cu / %Ni)2 - 0.07
Co Recovery = Ni Recovery

AMEC, when reviewing this model, observed that it is somewhat conservative and that transportation and refining costs may be somewhat less than predicted based on comparing model to pilot plant results. The following Tables 6.10.2 and 6.10.3 show the predicted recoveries and grades versus pilot plant values for the life of the Ovoid deposit.

Table 6.10.2: Nickel Recovery to Concentrates over the LoM (Open Pit)


100
90
80
70
%Ni Rec. to Total Ni Con.
1997
2003 BFS
Pilot Plant
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
Year

Table 6.10.3: Nickel Grade of Nickel Concentrates over the LoM (Open Pit)


30
25
20
15
10
%Ni in Total Ni Con.
Prior
BFS
Pilot Plant
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15
Year

Engineers from various consulting firms utilized by ITSL, including SNC-Lavalin, AMEC and K D Engineering Co. Inc., have reviewed the metallurgical test results and the subsequent calculations and are of the opinion that they form a sound basis for design of the Voisey's Bay concentrator and ancillary facilities. Metallurgical parameters derived from the test work were therefore applied during the 2003 Feasibility Study. These same parameters have been applied to the current resource model and used to estimate the mineral reserves and the mineral resources.

Testing to determine metallurgical variability due to location within the Voisey's Bay deposits and differences in mill feed grade and mineralogy is in progress and is expected to continue until production has started.

Figure 6.1: Regional Geology


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Regional Geology
Torngat Orogen
NAIN PROVINCE
New Quebec Orogen
CHURCHILL PROVINCE
SUPERIOR PROVINCE
MAKKOVIK PROVINCE
RAE
GRENVILLE PROVINCE and Labrador Orogen
Labrador
Quebec
Cape Chidley
NAIN PROVINCE
Abloviak shear zone
R
Saglek Block
M
SF
CHURCHILL PROVINCE (including Rae Province)
Nain Plutonic Suite
Nain
VOISEY'S BAY DEPOSIT
Mistastin Batholith
H
Hopedale Block
I
Quebec - Labrador boundary
ML
Harp Lake Complex
MAKKOVIK PROVINCE
GRENVILLE PROVINCE
Mesoproterozoic
Anorthosite - granite suites
Paleoproterozoic
Tasiuyak gneiss
Supracrustal rocks; R = Ramah, M = Mugford, SF = Snyder Falls Brook, I = Ingrid, ML = Moran Lake
Archean (Nain Province)
Metavolcanic and Metasedimentary belts F = Florence Lake, H = Hunt River
Migmatites and deformed granites
Nain Province boundary
0
100
km

Figure 6.2a: Main Block Geology

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Main Block Geology

Anaktalak Bay
N
1
2
3
4
5
6
6
6
7
7
Ovoid
Voisey's Bay
0
3

Figure 6.2b: Main Block Geology Legend


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Main Block Geology Legend
NAIN PLUTONIC SUITE
GRANITOID INTRUSIONS
MAKHAVINEKH LAKE GRANITE
7
- granite (undivided)
VOISEY'S BAY GRANITE
7
VBGg
- granite (undivided)
VOISEY'S BAY INTRUSION
VBtr
- troctolite
VBolgb
- olivine gabbro
6
ASHLEY INTRUSION
Atr
- troctolite
ASolgb
- olivine gabbro
6
MUSHUAU INTRUSION
- melatroctolite
Mlctr
- leucotroctolite
5
KANGEKLUALUK ANORTHOSITE
Kan
- anorthosite
- leuconorite
- pyroxenite / websterite (border zone)
ANORTHOSITIC MASSIFS
IKADLIVIK ANORTHOSITE
4
- anorthosite
- leuconorite
Cabot Lake / Ikadlivik
- ferro diorite / gabbro
CHURCHILL PROVINCE
3
Eorgn
- enderbitic orthogneiss / tonalithic orthogneiss
CGorgn
- quartzofeldspathic orthogneiss
Tasiuyak Gneiss
2
- graphitic paragneiss
TGu
- (undivided)
1
NAIN PROVINCE (Archean)
Norgn
- orthogneiss lesser paragneiss
Nqz
- quartzite
Namphl
- amphibolite
Nmgb
- gabbroic gneiss
- meta-anorthosite

Figure 6.3: VBN Examples of Sulfide Types (1 of 2)


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Examples of Sulphide Types
47 mm
(a) Massive Sulphide
82 mm
(b) Massive Sulphide displaying Loop Texture
47 mm
(c) Leopard-Texture Sulphide
82 mm
(d) Breccia Sulphide with Gneiss Fragments


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Examples of Sulphide Types
47 mm
(a) Breccia Sulphide
47 mm
(c) Disseminated Sulphide in variable Tracolite
47 mm
(b) Breccia Sulphide
17 mm
(d) Disseminated Sulphide in variable Tracolite

Figure 6.4: VBN Examples of Sulfide Types (2 of 2)

Figure 6.5: Ovoid Deposit, Vertical Section (West)


VOISEY'S BAY NICKEL
COMPANY LIMITED

OVOID DEPOSIT
Vertical Section (West Facing)
55835E (14+00E)


0
100
m
Overburden
Orthogneiss/
Paragneiss
Troctolite
Tr-10% Sulphides
Troctolite
10-25% Sulphides
Basal Breccia Sequence
Tr-10 % Sulphides
Basal Breccia Sequence
10-20 % Sulphides
Leopard Troctolite
25-50% Sulphides
Leopard Troctolite
50-75% Sulphides
Massive Sulphides

Figure 6.6: Mini-Ovoid Deposit, Vertical Section (West)


VOISEY'S BAY NICKEL
COMPANY LIMITED


MINI-OVID DEPOSIT
Vertical Section (West Facing)
55645E (12+00E)
Overburden
Orthogneiss/
Paragneiss
Troctolite
Tr-10% Sulphides
Troctolite
10-25% Sulphides
Basal Breccia Sequence
Tr-10 % Sulphides
Basal Breccia Sequence
10-20 % Sulphides
Leopard Troctolite
25-50% Sulphides
Leopard Troctolite
50-75% Sulphides

Figure 6.7: Ovoid & SE Extension Deposit, Vertical Section (North-East)


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Northeast-Facing Vertical Geological Section
through Ovoid and Southeast Extention
Footwall Ridge
N
Ovoid Chamber
Eastern Deeps Chamber
5000 Elev.
5000 Elev.
Hinge Point
Overburden
Variable Troctolite
MineralizedTroctolite
and Basal Breccia
Massive Sulphide
Enderbitic Orthogneiss
0
100
metres

Figure 6.8: Block Model of Ni Grade Variation, Plan View 5050Elev.


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Plan View - Block Model of Nickel Grade Variation - 5050 Elevation
43000 N
55500 E
56000 E
Outline of Reid Brook Intrusion
Pit Outline
0
150
metres
N
% Ni
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Ovoid Section - Block Model and Bar Chart of Nickel Grade Variation - 55835E
5000Elev
Surface
Outline of Reid Brook Intrusion
Pit Outline
0
100
metres
43000 N
43200 N
Histogram Scale =
0 5 10
%Ni
% Ni
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]
Se

Figure 6.9: Block Model of Ni Grade Variation, Ovoid Section 55835E


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Mini-Ovoid Section - Block Model and Bar Chart of Nickel Grade Variation - 55645E
5000Elev
Surface
Outline of Reid Brook Intrusion
Pit Outline
0
100
metres
43200 N
43400 N
Histogram Scale =
0 5 10
%Ni
% Ni
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]
Section 55645 E

Figure 6.10: Block Model of Ni Grade Variation, Mini-Ovoid Section 55645E


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Plan View - Block Model of Copper Grade Variation - 5050 Elevation
43000 N
55500 E
56000 E
Outline of Reid Brook Intrusion
Pit Outline
0
150
metres
N
% Cu
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]
Plan Projection
Level 5050.00

Figure 6.11: Block Model of Cu Grade Variation, Plan View 5050Elev.


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Ovoid Section - Block Model and Bar Chart of Copper Grade Variation - 55835E
5000 Elev
Surface
Outline of Reid Brook Intrusion
Pit Outline
0
100
metres
43000 N
43200 N
Histogram Scale =
0 5 10
%Cu
% Cu
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]
Section 55835 E

Figure 6.12: Block Model of Cu Grade Variation, Ovoid Section 55835E

Figure 6.13: Borehole Location Plan

Figure 11-1

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Borehole Location Plan

55645E
55835E
(62)43500 N
(62)42500 N
(5)55000E
(5)56000E
N

Legend
Outline of Reid Brook Intrusion
Pit Outline
Drill Hole Collar Location


VOISEY'S BAY NICKEL
COMPANY LIMITED

VOISEY'S BAY PROJECT
Calibration of S.G. Formulae


Voisey's Bay - XRF Calibration Samples - Specific Gravity
5.00
4.50
4.00
3.50
3.00
2.50
Calculated Specific Gravity
2.50
3.00
3.50
4.00
4.50
5.00
INCO Measured Specific Gravity

Figure 6.14: Calibration of SG Formulae


VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Location of Holes Drilled for Metalurgical Samples
55500
56000
55500
56000
Pit Outline
Disseminated Mineralization Outline
Massive Sulphide Outline

Figure 6.15: Drillhole Locations

7.0 RESOURCE & RESERVE ESTIMATION

The information presented in this section originates primarily in Inco's Technical Report dated 31 August, 2003. Mineral resource estimates originate in Inco's 2003 Annual Report.

7.1 Mineral Resources & Mineral Reserve Estimates (Item 19)

Inco report that the mineral resource and reserve estimates presented in this section have been classified by Inco in accordance with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.

7.1.1 Mineral Resources

Mineral Resources, as of 31 December 2003, are shown in Table 7.1.1 and are in addition to the Mineral Reserves shown in Table 7.1.4.

Table 7.1.1: 31 Dec 2003 Mineral Resource Estimate, Inco

Classification	Resources (Mt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Measured	0	-	-	-
Indicated	54	1.53	0.70	0.09
Measured & Indicated	**54**	**1.53**	**0.70**	**0.09**
Inferred	**16**	**1.6**	**0.8**	**0.1**

Source: Inco 2003 Annual Report, p.10

There is no information available in the public domain which discusses the derivation of these values. However, a discussion of Inco's calculation of Mineral Resources which provide the basis for the Reserves reported in Section 7.1.2 is provided in Section 5.3.3 and are summarized in Table 5.3.3. The reader should note that Reserves, shown in Table 7.1.4 are inclusive of the resource statement shown in Table 5.3.3.

Mineral resources are reported to be 70Mt (54Mt Measured & Indicated and 16Mt Inferred). The government of Newfoundland and Labrador report that currently known resources at Voisey's Bay are approximately 141Mt grading 1.6% Nickel. While this reported value is not compliant with NI43-101 standards, it does suggest that the Voisey's Bay Project can greatly benefit from additional exploration activities, and clearly justifies Inco's past and future investment plans at this property.

7.1.2 Mineral Reserves

The mineral reserve estimates stated in Table 7.1.4 below represent recovery of 95% of the mineral resource estimates shown in Table 5.3.3 and are the sum of the Life of Mine production schedule stated in Table 7.1.3.

Mine Planning Parameters

The Voisey's Bay open pit mineral reserves estimates are based on the 2003 Feasibility Study block model of the deposits developed by ITSL while the pit geometry and mine

plan were designed by Independent Mining Consultants Incorporated ("IMC"). Inco modeled the open pit deposits using a 10m x 10m x 5m high block size. The block model was imported into the IMC computer system, pit-bounding algorithms were run, and a final pit geometry was designed. The pit-bounding algorithm is a modified floating cone.

The economic parameters used for defining the ultimate pit were based on cost and recovery assumptions available in May 2002. For the purpose of ultimate pit definition, no estimated costs and recoveries for the proposed Hydromet plant were used.

Ultimate Pit Design Parameters

The economic parameters used to derive only the ultimate pit design are shown in Table 7.1.2 below, as per the Inco Report, effective August 31, 2003.

Table 7.1.2: Economic Parameters for Ultimate Pit Definition

Parameter	Value
Ni Price	US $3.20/lb
Cu Price	US $0.90/lb
Co Price	US $7.00lb
Exchange Rate	US $0.66 = CDN $1.00
Mining Cost	$3.34/tonne material
Milling Cost	$13.01/tonne ore
G&A Costs	$13.33/tonne ore
Pit Slopes	As per GAL, 1998
Mill Recoveries and Concentrate Grades	See comments below
Smelting-Refining-Freight	See comments below
Other	See comments below

The following comments should be noted regarding the economic input parameters set forth in Table 7.1.2:

- General and administrative ("G&A") costs include on-site and off-site charges, and are generally fixed costs.
- Pit slope angles recommended by GAL were flattened 4-8° in the floating cone to account for road allowance.
- Mill recovery equations and concentrate grades used in the May 2002 assumptions were based on previous metallurgical testing.
- Smelting-Refining-Freight ("SRF") costs and recoveries include an allowance for penalties for deleterious elements (nickel in the copper concentrate).
- Other costs include an allowance for the net smelter royalty payment to ARL-LP and an Inco technical/management fee.

Block Net Smelter Return Calculation

The three concentrates to be initially produced from the Voisey's Bay Project are expected to contain up to three payable metals in each concentrate (nickel, copper and cobalt), and in the case of the copper concentrate, a penalty element (nickel). Due to the different economic contributions from each metal, block net smelter return ("Block NSR") values were used instead of a single metal cut-off grade for pit definition and production planning.

The Block NSR calculations assume constant concentrate grades with which to calculate SRF charges.

The steps taken to calculate the Block NSR values in the model were as follows:

- Calculate metal recoveries to each concentrate from the undiluted block model as per the mill recovery equations. Metal recovery was variable as a function of grade.
- Calculate Block NSR for each payable metal in each concentrate. The two-nickel concentrates were combined into one composite nickel concentrate for Block NSR calculation purposes.
- Add Block NSR's for each payable metal into a total Block NSR value ($/tonne).
- Identify the ore/waste contact in the model based on a $24.69/tonne cut-off.
- Re-calculate tonnes and grade of both ore and waste blocks along boundary.
- Re-calculate metal recoveries to each concentrate from the diluted block model.
- Re-calculate Block NSR values based on diluted block grades.

In general, Block NSR values were computed on the following basis:

Block NSR ($/tonne) = Block Grade x Mill Recovery x % Payable x (Price – SRF)

Mining Recovery & Mining Dilution

The open pit design and the Block NSR evaluation resulted in the recovery of 100% of the massive sulphide resource and the recovery of 72.4% of the disseminated sulphide resources (from Table 5.3.3). The total resource recovered and planned to be sent to the mill is estimated at 29.0 million tonnes grading 2.99% nickel, 1.76% copper and 0.15% cobalt.

Mining dilution was included to provide an estimate of the amount of waste that would be delivered to the mill because of over-mining at the ore/waste contact. This ore/waste contact for the dilution calculation was defined by a Block NSR cut-off. Block dilution came only from blocks on the same bench. No dilution was considered to have come from the above or below bench. No overburden was considered as dilution material since it was assumed to be completely removed prior to any hard rock mining.

The amount of over-mining assumed was 3m at all ore/waste contacts. This approach is reasonable due to the high value of the ore. The average mining dilution contained in the model is estimated at 1.4 million tonnes at near zero metal grades or approximately 5% of the recovered ore on a tonnage basis.

Pit Optimization

Using the given technical and economic parameters and the Inco block model of the deposit, IMC conducted a pit optimization exercise using its own proprietary floating cone software. All blocks considered as potential ore were classified in either the measured or indicated mineral resource category, applying the CIM Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 2000.

The ultimate pit shell based on 100% of base case metal prices was chosen as the cone on which to base the pit design and production schedule.

Pit Design & Production Scheduling

The pit design and life-of-mine production schedule were completed by IMC. Inter-ramp slopes used in the pit design were those recommended by GAL. Hard rock slope angles varied from 43-53°; overburden slopes were set at 17°. Benches were faced to either 10m or 20m at the final pit wall.

The haul road was designed with a gradient of 8% and a width of 25m. The 25m width accounts for ditching and safety berms while allowing a running surface sufficient for two-way truck traffic. The haul road is narrowed to 15m for the bottom two benches.

The planned production schedule for the mineral reserve as of December 31, 2003, as set out in Table 7.1.3, is based on four main phases. Each phase design respects all geotechnical and mine design parameters.

The production rates and head grade targets in the mine plan provide an annual production rate that is consistent with the annual production rates outlined in the Development Agreement.

IMC produced a life-of-mine schedule for ore and waste, as outlined below. A variable cut-off approach was used. The $13.01 Block NSR cut-off used late in the mine life corresponds to the mill breakeven cut-off.

Table 7.1.3: LoM Production Schedule

Year	Block NSR Cut-off	Ore Tons (kt)	Grade Ni%	Cu%	Co%	Waste Rock (kt)	Ovb. (kt)	Total Tons (kt)
2003-05 (1)							6,200	6,200
2006	20.00	1,612	3.35	2.18	0.157	200	1,188	3,000
2007	15.00	1,944	3.67	2.33	0.172	77	2,579	4,600
2008	15.00	2,016	3.56	2.22	0.167	418	2,166	4,600
2009	15.00	2,131	3.33	1.89	0.165	1441	1,028	4,600
2010	25.00	2,190	3.25	1.78	0.161	1579	831	4,600
2011	25.00	2,190	3.25	1.90	0.160	1619	2,391	6,200
2012	35.00	2,190	3.36	1.98	0.154	1750	2,260	6,200
2013	32.00	2,400	3.08	1.67	0.156	2295	1,505	6,200
2014	13.01	2,625	2.23	1.27	0.119	3029	546	6,200
2015	13.01	2,625	2.23	1.29	0.115	2257	118	5,000
2016	13.01	2,625	2.23	1.27	0.115	1375	-	4,000
2017	13.01	2,554	2.30	1.36	0.119	1446	-	4,000
2018	13.01	2,595	2.25	1.36	0.118	1760	-	4,355
2019	13.01	722	2.34	1.30	0.123	267	-	989
Total/Avg		**30,419**	**2.85**	**1.68**	**0.142**	**19,513**	**20,812**	**70,744**

(1) Pre-production activities

In the Independent Audit, AMEC pointed out that the mineral resource model grades are primarily based on drilling at 50m spacing. This results in a "smoothed" grade for the mining blocks. The block grades will most likely be more variable than indicated in the mineral resource model when the planned infill drilling is complete and the variability will most likely be even greater when the blasthole samples are available. The Independent Audit stated that the grades forecast in the production schedule are reasonable; however, there will be a much greater fluctuation in the grade over shorter time periods. AMEC recommended infill drilling at 25m spacing to collect more grade

information. This information should be used to re-model the mineral resource and, using conditional simulation, establish the short-scale variability of mill-feed grades to predict the daily, weekly and monthly feed grade to the mill to assess the need for blending requirements or any revisions as necessary during the detailed design. As discussed previously in this Report, the authors (Inco) concur with this recommendation.

VBNC is planning in-fill drilling. In order to assess the amount of fluctuation in the feed grade in the earlier stages of the pit development, core samples from a number of the close-spaced metallurgical test holes were assayed and these samples were used to develop simulation models to determine the short-range variability in the block grades and the mill feed grades.

Mineral Reserve Estimates

The mineral reserve estimates are shown in Table 7.1.4. As previously stated, the mineral resource estimates stated in Table 5.3.3 are inclusive of these mineral reserve estimates shown in this table.

Table 7.1.4: 31 Dec 2003 Mineral Reserve Estimate, Inco

Zone	Classification	Reserves (kt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Ovoid & Mini-Ovoid	Proven	28,100	3.02	1.77	0.151
Southeast Extension	Probable	2,300	0.77	0.55	0.037
Total		**30,400**	**2.85**	**1.68**	**0.142**

Source: Inco 2003 Annual Report

Mineral Reserve Sensitivity to Metal Prices

As set forth in Table 7.1.5 below, a number of additional floating cones were run in February 2003 to check the sensitivity of the pit design to metal prices. The base case metal prices of US$3.00/lb nickel, US$0.90/lb copper, and US$7.00/lb cobalt were varied by ±10% and ±20% in the Block NSR calculations.

Table 7.1.5: Floating Cone Variance as a Function of Combined Metal Price

Combined Metal Price	"Ore" Rock Type (Mt)	Waste (Mt)	Strip Ratio (wst:ore)	"Ore" Tonnage Variance from Base
-20%	27.0	31.6	1.17	-12%
-10%	27.7	33.5	1.21	-10%
Base	**30.8**	**39.1**	**1.27**	-
+10%	31.6	40.8	1.29	+2%
+20%	32.3	42.7	1.32	+5%

Mineral Reserve Validation

Ongoing engineering during the 2003 Feasibility Study identified areas requiring revisions to the economic parameters used in the May 2002 floating cones. Updates were made in February 2003 to all on-site operating costs, off-site operating expenses, metallurgical recoveries, and concentrate grade estimates. In general, most on-site and

off-site operating costs increased over the May 2002 assumptions, while concentrate grades and unit shipping costs improved.

Overall, the impact of these parameters could reduce the volume of the lower-grade disseminated reserve recovered, particularly in the Southeast Extension deposit which is particularly sensitive to changes in metal prices and operating costs. The massive sulphide reserve would remain the same and there would only be a minor reduction in the overall metal recovered. Based on this result, Inco decided that no revision to the mineral reserve estimate or production plan was required at this time.

Inco have no knowledge of any environmental, permitting, legal, ownership, taxation, political or other relevant issue that would materially affect the mineral resource and mineral reserve estimates for the Voisey's Bay Project and there are no recommendations for additional work to be carried out prior to proceeding with the Voisey's Bay Project.

8.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES (ITEM 25)

The information presented in this section originates from Inco's Technical Report dated 31 August, 2003 as well as information obtained in the public domain.

8.1 Phase One Mining

The Ovoid deposit is planned to be mined utilizing conventional open pit methods. VBNC intends to drill on 5m benches, with final walls being double (or quadruple) benched. Material is planned to be loaded into 50 tonne haul trucks using wheel loaders and ore is planned to be hauled to the primary crusher located at the mill. Waste rock and overburden is planned to be hauled and deposited on dumps located within close proximity to the pit. All waste material identified as potentially acid generating ("PAG") will be hauled to Headwater Pond for underwater deposition. Currently, a low-grade ore stockpile is not planned.

Table 8.1.1 identifies the planned equipment fleet for the mine. Adequate auxiliary equipment is identified to support the mining activities. Additional equipment has been identified for site road maintenance and supply/concentrate movement.

Table 8.1.1: Equipment Fleet for the Mine

Typical Unit	Units at Start-Up (2006)	Units at Peak (2012)
Rotary Drill	1	2
Cap Rock Drill	1	1
Wheel Loader	2	3
Haul Truck	4	9
Track Dozer	2	3
Wheel Dozer	1	1
Road Grader	1	1
Backhoe	1	1
Water/Gravel Truck	1	1
Total Units	**14**	**22**

Annual ore production is scheduled to ramp up from 1.6 million tonnes in 2006 to the peak rate of 2.6 million tonnes by 2014. Annual waste production is expected to start at 3 million tonnes in 2006 and reach a high of 6.2 million tonnes before declining late in the mine life. Overall strip ratio for the mine is 1.3:1 waste to ore. The waste total includes 6.2 million tonnes of overburden scheduled to be removed during the pre-production period.

GAL conducted stability assessments for the pit waste dump designs and the recommended slope angles have been followed in the mine plan. Dump capacities exceed requirements based on the current mine plan. Waste dumps are generally located more than 80m from the planned ultimate pit, and more than 100m from any significant waterbody.

The mine dewatering pumps appear sized to adequately handle the forecast inflows into the open pit. The primary source of water into the pit will be from surface runoff; little

water is expected from groundwater inflow. GAL investigated the possibility of a hydraulic connection between Camp Pond and the open pit and found no evidence of enhanced permeability through the overburden or along the overburden/bedrock contact that could lead to significant inflows of water from Camp Pond into the open pit. All pit water is expected to be pumped to the mine water surge pond.

8.1.1 Phase One Mine Life

Phase One of the Voisey's Bay Project supports a 14-year mine life commencing in 2005 and ending in 2018. The production mine schedule supports a 6,000t/d operation, with an expansion to 7,200t/d in year 10, inclusive of the removal of material as outlined in the mineral reserve estimates stated in Table 7.1.4. To support future development and production, a surface exploration program will commence in 2003 that will involve drilling, geological interpretation, metallurgical testing, mineralogical investigation and economic assessment of the underground mineral resources. Positive economic results will lead to the formulation and start of an underground exploration program to further define the underground resources for development.

8.2 Processing & Concentrate Handling

8.2.1 Processing

The selected metallurgical process for the concentrate is planned to include conventional crushing, wet grinding and differential flotation, using slaked lime for pH control throughout the circuit, to produce high-grade and middling nickel concentrates and a copper concentrate. It is expected that thickeners and pressure filters will dewater these concentrates to produce damp filter cake for shipment to the project port and beyond. The concentrator plant is planned to commence operations at a feed rate of 6,000t/d and is planned to be upgraded to 7,200t/d in the second half of the Ovoid mine life as the ore grade decreases.

8.2.2 Concentrate Handling

The VBNC Concentrate Working Group ("CWG") was formed in 2002 to evaluate concentrate dewatering, storage, handling and transportation options for the Voisey's Bay Project. The CWG included Inco representatives from VBNC, ITSL, Inco's Sudbury and Thompson operations and expert consultants. The CWG concluded that damp filter cake is the preferred methodology for concentrate dewatering, storage and transport. The design of the concentrate handling and storage facilities incorporates the recommendations of the CWG. These facilities are planned to incorporate design features to minimize risks associated with concentrate oxidation, alteration and material handling difficulties.

8.3 Markets

The Voisey's Bay Project is expected to produce different products during each phase of operation. During Phase One, two nickel concentrates which will also contain cobalt, and a copper concentrate are expected to be produced. During Phase Two, copper and nickel concentrates will continue to be produced and nickel cathode will also be produced, either directly from Voisey's Bay concentrate using a Hydromet process designed by

Inco, or from matte, sourced from Inco's existing operations or other smelters, using a conventional nickel refinery. In either case, both the nickel and cobalt metal produced during Phase Two will be of suitable quality for use in a wide range of applications.

8.3.1 Use of the Products

Nickel concentrates produced will be suitable for use by a number of nickel smelters around the world. The nickel concentrate that is to be shipped to Inco's operations is expected to be processed into either nickel cathode or pellet form which can be used in a wide range of applications or as a nickel oxide sinter product that can be used as a product for the stainless steel industry either directly or through one or more of Inco's joint ventures in South Korea and Taiwan that currently produce utility nickel.

The nickel cathode that is expected to be produced during Phase Two of the Voisey's Bay Project is considered a Class I nickel product suitable for use in a wide range of applications and, given the location of the processing facility in Argentia, could be easily sold by Inco's marketing network to customers in Canada, the United States, Europe, and Asia.

The copper concentrate market is well developed with a large number of custom smelters located around the world who use the copper concentrate as feed. Given the location of the Voisey's Bay Project, the copper concentrate could be shipped to smelters in Canada, the United States, Europe or Asia.

8.3.2 Supply and Demand for the Products

Nickel

Historically, nickel demand has grown on average 4% per annum with 65% of consumption used in stainless steel production and 35% used for batteries, plating, and alloys. Since 1950, stainless steel production has shown a steady growth pattern, with a compound annual growth rate of approximately 6% per annum. World Stainless Steel consumption grew from 9.8Mt in 1990 to 16.7Mt in 2002. Stainless steel growth rate from 1990 to 2002 is shown in Table 8.3.1.

Table 8.3.1: Stainless Steel Consumption Growth Rate, 1990-2002

Sector	1990-2002 Growth Rate
China	26.7%
Europe	4.5%
Americas	4.0%
Other	2.3%
Japan	-0.6%

Source: Inco Presentation

Overall, nickel demand is expected to continue at least at long-term trend growth rates of 4 per cent and global stainless steel demand is expected to continue at least at long-term trend growth rates of 5% to 6% supported by strong growth in Asia and China.

Demand for nickel concentrates is also expected to continue to be strong, based on the anticipated growth in nickel demand, and the declining supply of intermediate products

from existing nickel sulphide producers, as a higher proportion of overall nickel supply is produced by laterite producers who do not produce a nickel concentrate intermediate.

Table 8.3.2 summarizes certain world primary nickel market and London Metal Exchange ("LME") statistics for the years indicated (in tonnes):

Table 8.3.2: LME Statistics Related the World Primary Nickel Market

Year	World Nickel Demand	Primary World Nickel Supply	Western World[2] Primary Producers and Year-End LME Inventories	Average LME Inventories	Annual Cash Nickel Prices (US$/tonne)
1999	1,048,000	1,027,000	120,000	46,962	6,015
2000	1,109,000	1,105,000	90,000	9,678	8,642
2001	1,085,000	1,145,000	106,000	19,188	5,948
2002	1,168,000	1,171,000	100,000	21,972	6,775
2003	1,251,000[1]	1,192,000[1]	104,000[1]	24,072	9,633

[1] Preliminary estimates.
[2] Excludes Russia, other members of the former Commonwealth of Independent States, China, Cuba and Eastern Europe.

Stainless steel accounts for two-thirds of the primary nickel consumption worldwide. Demand for stainless steel in China has been particularly robust since 2000 and is now on a par with that of Japan. Canaccord Capital Corporation (2003) reported that Chinese demand has been growing at a compounded rate of 25% since 1992. Since 1950, stainless steel production in the Western World has been growing at an average rate of 6.0% per year.

During 2004, nickel prices were at their highest level since 1989. For the week ending December 3, 2004, the LME cash price for 99.8% pure nickel averaged US$13,895 per metric ton (US$6.30 per pound). Twelve months earlier, the cash price was US$12,578 per ton (US$5.71 per pound).

With respect to future trends, in October 2004, Haywood Securities Inc. compiled a summary of nickel price projections which they obtained from publications of various investment banks (Table 8.3.3).

Table 8.3.3: Nickel Price Projections

		Estimates (U.S.$/lb.Ni)		
Investment Bank	**(Date of Estimate)**	**2004**	**2005**	**2006**
CIBC World Markets	(February 23, 2004)	$6.50	$5.80	-
Morgan Stanley N.A.	(March 10, 2004)	$7.00	$7.50	$7.00
CSFB	(June 21, 2004)	$6.29	$6.13	$6.00
Deutsche Bank	(May 14, 2004)	$6.18	$5.30	$4.17
Morgan Stanley Europe	(June 1, 2004)	$6.00	$7.00	$6.00
UBS	(June 1, 2004)	$ 5.89	$5.00	-
JP Morgan Europe	(June 14, 2004)	$ 5.97	$6.00	$5.19
Average		$6.26	$6.10	$5.67

Copper

Demand for copper concentrate is primarily driven by the overall demand for copper. Copper is widely used in a variety of construction and industrial applications primarily in the form of wire and cable, because of its ability to conduct electricity, and in tubing for use in plumbing, heating systems and air conditioners. Inco expects that overall copper demand will continue to grow at 3% to 4% rates per annum consistent with the overall level of global industrial activity and that sufficient processing capacity will continue to be available to process the level of copper concentrate production expected in the future.

Cobalt

Inco expects that cobalt demand will continue to grow at levels similar to those experienced during the last decade at a rate of 4.4% per annum.

The largest demand sector for cobalt, superalloys, is very sensitive to the capital expenditure cycle since the major markets for superalloys are aircraft engines/turbines and land-based turbines. While global expenditure growth has not been significant over the past year, vehicle, aircraft and energy generation are end-use markets for cobalt that are expected to have a bright future.

Other demand sectors for cobalt include salts, catalysts and lithium batteries for use in portable devices, such as cellular phones, computers and pagers, which have been increasing at double -digit rates.

8.4 Contracts

In preparation for construction of the mine and concentrator facilities, certain construction contracts have been awarded or are currently in the tendering stage. These include civil works, concrete, dock construction, concentrator building steel and siding erection, along with the necessary field support and service agreements. An engineering, procurement and construction management services ("EPCM") contract was entered into between VBNC, Inco, and SNC Lavalin's wholly-owned subsidiary, BAE-Newplan Group Limited, effective June 16, 2003 ("SNC-BAE"). The terms of the EPCM contract are within market parameters and in accordance with the estimates in the 2003 Feasibility Study.

The estimates for the ocean shipping and marine terminal for the transportation of the nickel concentrates in the 2003 Feasibility Study were determined from industry quotations and a shipping contract is currently in the tendering stage.

Preliminary discussions for the sale of copper concentrate will take place in late 2003 into early 2004 with a number of copper smelters that have expressed interest in receiving copper concentrate from VBNC.

8.5 Environmental Considerations

8.5.1 Acid Rock Drainage

Geological and geochemical investigation of the Voisey's Bay deposits has shown that the ore body and adjacent rock formations contain enough sulphur mineralization that, when exposed to oxygen and water, generate acid rock drainage ("ARD") over time. In

addition, correlation has also been established between rock types of the Voisey's Bay region and their sulphur mineralization potential. During development of the mine, mill and port facilities, large quantities of rock within the area of the Voisey's Bay Project must be excavated for construction. Designated quarry locations and areas to be excavated for site infrastructure may encroach on geological zones and rock types that contain sulphide mineralization. Therefore, these areas will be screened for ARD potential.

To address any environmental issues associated with ARD, VBNC has adopted a site policy whereby all rock is assumed to be sulphide-bearing and potentially acid generating until clearly demonstrated otherwise through sound geoscientific investigation. This policy for protection against ARD during construction originated from an investigative report by the Province's Innova Quest Inc. of St. John's. This report provided the results of acid base accounting tests on samples from boreholes drilled in the period 1997 to 1999 at the port, mill and quarry sites. The purpose of this testing was to determine if the samples taken from these areas meet requirements of VBNC's Environmental Protection Plan. Due to the very low neutralization potential of rock types in the Voisey's Bay area, VBNC has adopted conservative criteria for differentiating between potentially acid generating and non-acid generating rock. Rock that exceeds 0.2% total sulphur is assumed acid generating.

The on-going ARD investigations will be a two-staged program consisting of initial prescreening of potential and probable quarry areas followed by ongoing monitoring of excavation activities. The implementation of the sampling and analysis program will be carried out by SNC-BAE under the oversight and review of VBNC. SNC-BAE will complete validation and compilation of data and documentation of results. Such cooperative measures are intended to ensure that the procedures to be implemented concerning ARD are applied to meet the objectives of VBNC's Environmental Protection Plan.

Any ARD material found during construction activities will be stored in a temporary containment area until it can be placed underwater in the Headwater pond tailings impoundment area.

8.5.2 Reclamation

As previously stated in sections 3.6 and 3.7 of this Report, VBNC is required under the Mining Act to submit a rehabilitation and closure plan and to provide financial assurance for rehabilitation in a manner satisfactory to the Provincial Minister of Mines and Energy prior to the start of mining operations. The rehabilitation and closure plan, or reclamation plan, will be developed in conjunction with representatives of the LIA and Innu Nation. VBNC expects this consultative process to be completed by the end of 2003 and currently anticipates receiving approval of the plan as developed and required from the Department of Mines and Energy by the end of 2004.

The current estimated cost of rehabilitation and closure is $57 million. VBNC is committed to progressive reclamation during the exploration, construction, and operation phases of the Voisey's Bay Project. The basic elements of the proposed reclamation plan include the restoration, to an acceptable state, of the biological, chemical and physical

quality of the environmental resources affected by the operation and development of the mine.

8.6 Taxes

IRC will be subject to a 20% Labrador royalty tax which is applied to gross royalty revenue.

IRC is also subject to provincial and federal corporate income taxes as they apply.

8.7 Capital Cost Estimate

The capital cost estimate for Phase One of the Voisey's Bay Project as well as some aspects of Phases Two and Three including the planned Hydromet commercial plant and underground exploration program as per the Development Agreement (see Section 3.5) is summarized by major area/facilities in Table 8.7.1. The estimate is based upon the 2003 Feasibility Study which used a zero-based approach to within +15/-5% and includes an estimate for:

- the mine and 6,000 tonne per day concentrator and related facilities ("Mine/Concentrator") as part of Phase I of the Voisey's Bay Project,
- the research and development program covering Hydromet processing technologies ("Hydromet R&D Program") for the treatment of the Voisey's Bay nickel and cobalt-containing concentrates to be produced into finished nickel and cobalt products, including the Hydromet demonstration plant to be constructed in the Province at Argentina, and
- the planned Hydromet commercial plant as part of Phase II of the Voisey's Bay Project given the terms of the Development Agreement.

This estimate also includes certain sustaining capital expenditures. The only Voisey's bay project that is addressed in detail in the Inco Report is Phase One. Inco estimates that approximately CAD$900 million is to be spent for Phase One.

Table 8.7.1: Capital Cost Estimate, Voisey's Bay Project

Item/Description	Capital Cost (CDN$000)
Phase One Mine & Concentrator	
Open Pit	$38,000
Waste Rock Storage	$4,000
Crushing & Ore Storage	$19,000
Concentrator	$112,000
Tailings	$15,000
Port	478,000
Accommodation Complex	$21,000
Site Services	$160,000
Other Direct Costs	$3,000
Sub-Total Directs	**$450,000**
Indirect costs Including Engineering & Other Services	$217,000
Contingency	$77,000
Owner's Costs	$131,000
Other Costs	$34,000
Phase One Subtotal Mine & Concentrator	**$909,000**
Mine Expansion & Underground Exploration Program	
Mill Expansion	$22,000
Underground Exploration Program	$95,000
Subtotal	**$117,000**
Hydromet R&D Program & Commercial Facilities	
Hydromet R&D Program	$121,000
Hydromet Commercial Plant - Direct Costs	$546,000
Hydromet Commercial Plant - Indirect Costs	$354,000
Hydromet Demo & Commercial Plant - Owner's Costs	$155,000
Subtotal	**$1,176,000**
Sustaining Capital	
Initial capex - Sustaining Capital	$27,000
Hydromet Commercial Plant -	$101,000
Subtotal	**$128,000**
TOTAL ESTIMATED CAPITAL COSTS	**$2,330,000**

8.8 Operating Costs Estimate

The following information provides a summary of the operating costs estimate for Phase One of the Voisey's Bay Project. The principal estimated operating costs for the Voisey's Bay Project are expected to be labor, supplies, power/energy, equipment and outsourced services. The following represent the estimated operating costs per pound of nickel (before and after byproduct credits); these estimated operating costs include all such costs to be incurred by VBNC for the Voisey's Bay Project.

Operating Costs Net of By-Product Credits US$0.93/LB-Ni
Operating Costs Excluding By-Product Credits US$1.65/lb-Ni

Table 8.8.1 sets forth a breakdown of estimated on-site operating costs, expressed in Canadian dollars per tonne of ore mined, covering only onsite costs, as stated in the Inco Report.

Table 8.8.1: Operating Cost Estimate, Voisey's Bay Project

Item/Description	Operating Cost (CDN$/t-Ore)
Mining	$8.68
Concentrator	$12.60
VBNC G&A	$17.33
Owner's Costs	$2.14
Freight to Supply Site	$4.57
TOTAL	**$45.32**

Once the Hydromet commercial plant is operational, the processing costs to be incurred by VBNC over the period of operation of that facility are estimated to be CDN$33.06/t ore processed.

8.9 IRC Royalty Economics

There are three types of royalties which are common in the mining industry:

- NSR - A Net Smelter Returns royalty is based on gross proceeds paid by the smelter/refinery to the producing company. An NSR is calculated on a mine's gross revenues from sales less smelting, refining, insurance and transportation costs, but is free of capital and operating costs (including environmental costs).
- NPI - A Net Profit Interests royalty is based upon the mine's profit after allowing for costs related to production. The expenditures that the operator can deduct from gross revenues are typically agreed upon in the royalty contract. Payments typically commence after initial capital costs have been recovered. Also, the royalty holder is not typically responsible for providing capital or for providing for operational losses or environmental liabilities.
- WI - A Working Interest royalty is similar to an NPI, however the royalty owner holds an ownership position. The terms of the WI are agreed upon in the royalty contract. Unlike an NPI however, the WI royalty holder is liable for his share of capital, operating and environmental liabilities.

IRC, based upon an acquisition cost of US$135million, will receive revenues from the Voisey's Bay Mine based upon a NSR. IRC's royalty is calculated as 2.7% NSR of production.

IRC developed a 13-year projection financial model to estimate its royalty income at a CAD$:US$ exchange rate of 0.75:1. The model, shown in Exhibit 8.1, is based upon ore reserves and technical-economic and financial parameters available in the public domain and to IRC from its financial and legal advisors. Gustavson has reviewed this analysis and conclude that the assumptions and method of calculation is sound and can be reasonably relied upon in projecting royalty revenues.

IRC's market price assumptions used in the analysis are shown in Table 8.9.1. These parameters reflect current market trends and apply to the reserve and production rates discussed in this report.

Table 8.9.1: Assumptions Used for Royalty Calculation

Parameter	Metal Price
Market Price	
Nickel (2006 & 2007)	US$5.00/lb
Nickel (2008 - 2018)	US$4.00/lb
Copper	US$1.00/lb
Cobalt	US$15.00/lb

IRC royalty revenues, including the effect of changes in nickel price and exchange rate, for 2006 and 2007 have been estimated and the results are shown in Table 8.9.2. Table 8.9.3 displays the sensitivity of the revenues to changes in the Smelting, Refining and Transportation Costs and Table 8.9.4 shows the sensitivity of the Revenues to changes in the Annual Production Throughput. Tables 8.9.3 and 8.9.4 assume a Base Case of US$5.00 Ni price and a CAD$:US$ exchange rate of 0.82:1 (approximating current exchange conditions).

According to the Inco Report, the Voisey's Bay Mine project is expected to produce an average of about 110 million pounds of nickel, 85 million pounds of copper and 5 million pounds of cobalt per year.

The Voisey's Bay Royalty is expected to begin paying during the first quarter of 2006. During the first 13 years of operations, the Voisey's Bay property is expected to make payments on the Voisey's Bay Royalty ranging from CAD$17.53 to CAD$26.75 million per year, averaging CAD$20.50 million per year on a pre-tax basis.

The values shown in the tables are net of the 20% Labrador withholding tax but are pre-provincial and federal tax.

Table 8.9.2: IRC Projected Royalty Revenue Sensitivity to Exchange Rate and Nickel Price

Exchange Rate (US/CAD)	2006 Ni Price (US$/Lb)					2007 Ni Price (US$/Lb)				
	$3.00	$4.00	$5.00	$6.00	$7.00	$3.00	$4.00	$5.00	$6.00	$7.00
	Revenues (CAD$ millions)					Revenues (CAD$ millions)				
0.75	10.23	13.19	16.14	19.10	22.05	13.55	17.47	21.40	25.32	29.24
0.80	9.59	12.36	15.13	17.90	20.67	12.70	16.38	20.06	23.74	27.42
0.85	9.03	11.64	14.24	16.85	19.45	11.95	15.42	18.88	22.34	25.80
0.90	8.52	10.99	13.45	15.91	18.37	11.29	14.56	17.83	21.10	24.37

Table 8.9.3: Royalty Revenue Sensitivity to Changes in Smelting, Refining & Transportation Costs

(Base Case assumes $5.00/Lb Ni, 0.82 CAD$:US$ exchange rate)

	Revenues (CAD$ millions)	
Sensitivity	2006	2007
-20%	15.28	20.25
-15%	15.15	20.08
-10%	15.02	19.91
-5%	14.89	19.74
0% Base	**14.76**	**19.57**
+5%	14.63	19.40
+10%	14.51	19.23
+15%	14.38	19.06
+20%	14.25	18.89

Table 8.9.4: Royalty Revenue Sensitivity to Changes in Annual Production Throughput

(Base Case assumes $5.00/Lb Ni, 0.82 CAD$:US$ exchange rate)

	Revenues (CAD$ millions)	
Sensitivity	2006	2007
-20%	11.88	15.74
-15%	12.60	16.70
-10%	13.32	17.66
-5%	14.04	18.61
0% Base	**14.76**	**19.57**
+5%	15.48	20.53
+10%	16.21	21.48
+15%	16.93	22.44
+20%	17.65	23.40

Exhibit 8.1: Voisey's Bay Project Cash Flow

	Units	Total or Avg.	Pre-production... 2004	2005	VBN Project Start... 2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Metal Prices																	
Nickel	US$/lb	4.40	-	-	5.00	5.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00
Copper	US$/lb	1.00	-	-	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Cobalt	US$/lb	15.00	-	-	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00
Ore Treated																	
Tons Processed	kt	29,697	0	0	1,612	1,944	2,016	2,131	2,190	2190	2190	2400	2625	2625	2625	2554	2595
Ore Grade																	
Nickel	%	2.86%	0.00%	0.00%	3.35%	3.67%	3.56%	3.33%	3.25%	3.25%	3.36%	3.08%	2.23%	2.23%	2.23%	2.30%	2.25%
Copper	%	1.68%	0.00%	0.00%	2.18%	2.33%	2.22%	1.89%	1.78%	1.90%	1.98%	1.67%	1.27%	1.29%	1.27%	1.36%	1.36%
Cobalt	%	0.14%	0.00%	0.00%	0.16%	0.17%	0.17%	0.17%	0.17%	0.16%	0.15%	0.16%	0.12%	0.12%	0.12%	0.12%	0.12%
Contained Metal																	
Nickel	klb	1,875,397	0	0	119,053	157,287	158,223	156,443	156,912	156,912	162,223	162,964	129,052	129,052	129,052	129,503	128,721
Copper	klb	1,102,445	0	0	77,473	99,858	98,667	88,792	85,940	91,733	95,596	88,360	73,496	74,653	73,496	76,575	77,805
Cobalt	klb	93,784	0	0	5,686	7,286	7,556	7,987	8,208	7,725	7,435	8,254	6,887	6,655	6,655	6,700	6,751
Process																	
Nickel Concentrate	k dmt	3,864	0	0	241	316	319	321	322	320	329	334	261	280	281	280	261
Copper Concentrate	k dmt	1,313	0	0	92	118	117	106	102	109	114	105	88	89	88	91	93
Tails	k dmt	24,520	0	0	1,279	1,510	1,581	1,705	1,766	1,761	1,747	1,961	2,276	2,256	2,256	2,183	2,240
Total	k dmt	29,697	0	0	1,612	1,944	2,016	2,131	2,190	2,190	2,190	2,400	2,625	2,625	2,625	2,554	2,595
Gross Revenue																	
Nickel Concentrate	US$000	7,993,115	0	0	595,214	790,371	656,832	651,749	652,600	652,307	668,589	677,978	531,061	528,178	528,141	531,421	528,674
Copper Concentrate	US$000	897,795	0	0	63,386	81,677	80,824	72,553	69,950	74,998	78,251	72,072	59,542	60,211	59,361	61,882	63,089
Total	US$000	8,890,910	0	0	658,600	872,048	737,656	724,302	722,551	727,305	746,840	750,051	590,602	588,388	587,502	593,303	591,763
Smelting, Refining, Freight & Marketing Costs																	
Total	US$000	1,487,617	0	0	98,132	129,110	129,457	126,591	126,165	127,294	125,935	124,863	98,259	100,668	100,632	101,364	99,146
Net Smelter Return	US$000	7,403,293	0	0	560,468	742,938	608,199	597,711	596,385	600,010	620,904	625,187	492,343	487,721	486,870	491,939	492,617
NSR Royalty Cash Flow																	
Royalty @ 2.7%	US$000	199,889	0	0	15,133	20,059	16,421	16,138	16,102	16,200	16,764	16,880	13,293	13,168	13,145	13,282	13,301
Costs																	
Acquisition	US$000	135,000	135,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Labrador Tax @ 20%	US$000	39,978	0	0	3,027	4,012	3,284	3,228	3,220	3,240	3,353	3,376	2,659	2,634	2,629	2,656	2,660
Costs	US$000	174,978	135,000	0	3,027	4,012	3,284	3,228	3,220	3,240	3,353	3,376	2,659	2,634	2,629	2,656	2,660
Royalty Cash Flow*	US$000	159,911	(135,000)	0	12,106	16,047	13,137	12,911	12,882	12,960	13,412	13,504	10,635	10,535	10,516	10,626	10,641
	CDN$000	213,215	(180,000)	0	16,141	21,397	17,516	17,214	17,176	17,280	17,882	18,005	14,179	14,046	14,022	14,168	14,187
CDN$1.00=US$0.75																	

*For Years 2006 - 2018 only

9.0 OTHER RELEVANT DATA & INFORMATION (ITEM 20)

The discussion presented in this section was obtained from the public domain, where most of the detailed information is focused on Phase One development. However, the economic analysis presented in Section 8.9 extends throughout the entire project life.

The Voisey's Bay Project is a development property which Inco plans to develop in three phases as summarized in Table 9.1.1. Phase One Plant construction and pre-production stripping are scheduled to begin in 2003, with initial production scheduled in the fourth quarter of 2005.

Table 9.1.1: Voisey's Bay Project Overview

Phase	Period	Description	Est. Capital (CAD$million)
Phase One	2002-4Q 2005	Initial Start-Up	$776
		Infrastructure (2002-03)	
		R&D, Concentrate Handling (2002-06)	
		Mine & Concentrator (2003-2005)	
Phase Two	2007-2011	Hydromet Process	$530
		Feasibility Study (2007)	
		Design & Construct Plant (2008-2011)	
Phase Three	2018 +	Underground Mine Expansion	$545
		Develop Underground Mine	
		Expand Concentrator	

As of September, 2004, VBNC announced that the project schedule for the development of the project will likely be advanced by six months, meaning that commissioning of facilities in Labrador and Argentia could begin as early as August 2005, running at a full production rate by Spring 2006. The Project is on budget in Canadian dollar terms. However, due to the devaluation of the US dollar Phase One costs are now estimated to be US$888million compared with the original US$776million target. The Phase One investment can support a 14 year mine life.

Mineral resources are reported to be 70Mt (54Mt Measured & Indicated and 16Mt Inferred). The government of Newfoundland and Labrador report that currently known resources at Voisey's Bay are approximately 141Mt grading 1.6% Nickel. While this reported value is not compliant with NI43-101 standards, it does suggest that the Voisey's Bay Project can greatly benefit from additional exploration activities, and clearly justifies Inco's past and future investment plans at this property.

10.0 INTERPRETATION & CONCLUSIONS (ITEM 21)

Inco report that the geological interpretation used for the determination of the mineral resource estimates for the Ovoid, Mini-Ovoid and Southeast Extension deposits included in the proposed open pit was based on extensive drilling and well defined mineral domains. The assay data was verified and the data base was audited by ITSL. The resource modeling process was carried out using industry best practices. The mineral resource models and mineral resource estimates were independently audited by AMEC, whose Independent Audit confirmed that the mineral resource model and mineral resource estimates were acceptable to support mine planning and the declaration of mineral reserves. In the Independent Audit, AMEC recommended the drilling of additional holes for future pit optimization studies and minor changes in the modeling technique for future modeling. Accordingly, in the fall of 2002 VBNC drilled 23 additional boreholes. These boreholes were used to update the mineral resource model. A preliminary estimate of the mineral resource incorporating the new drilling information demonstrated that there was no material change in the tonnage and grade estimates of the mineral resource estimate used for the 2003 Feasibility Study. In particular, there was no material change in the estimate of the massive sulphide resource.

Inco report that extensive metallurgical testing and associated studies were carried out and the results were incorporated into the concentrator plant design and the calculations were used to determine the metal recoveries in the mining evaluations. The capital and operating costs are based on the Feasibility Study. The pit slopes were determined based on geotechnical drilling and assessments by GAL. IMC designed the open pit using a floating cone algorithm and prepared the mine production schedule. AMEC confirmed the design using a Lerchs-Grossman algorithm. Mining dilution and recovery factors were included. The mineral reserve estimate is reported for the material scheduled to the mill in the production schedule. The economic analysis and cash flow for the Voisey's Bay Project forecast is positive, demonstrating that the mineral reserves are economic.

Gustavson reviewed the IRC royalty model. Modeling parameters used in the analysis, while obtained from the public domain, appear reasonable given current market conditions. Gustavson concluded that the model provides a reasonable estimation of royalty revenues.

Neither Inco nor Gustavson are aware of any issues that have not been otherwise disclosed in this Report which would materially affect the current estimate of the mineral reserves for the Voisey's Bay Project.

The associated accuracy of the work done in support of the mineral resource and mineral reserve estimates meet or exceed the accuracy expected at the bankable feasibility study level and there are no recommendations for additional work to be carried out prior to proceeding with the Voisey's Bay Project. The technical merit of the Voisey's Bay Project justifies the decision to proceed with Phase One.

11.0 RECOMMENDATIONS (ITEM 22)

Gustavson makes no further recommendations in regard to the IRC royalty.

12.0 REFERENCES (ITEM 23)

W.G. Bacon, P. Eng. et. al. Technical Report, Voisey's Bay Project Located in the Province of Newfoundland & Labrador, Canada, August 31, 2003

Annual Report, Inco Limited, 2002

Form 10K, Annual Report Pursuant to Section 13 or 15(d) of the Security Exchange Act of 1934, Inco Limited, 31 December 2002.

Annual Report, Inco Limited, 2003

Form 10K, Annual Report Pursuant to Section 13 or 15(d) of the Security Exchange Act of 1934, Inco Limited, 31 December 2003.

Voisey's Bay Nickel Company Limited Website (www.vbnc.com); Reserves & Resources, Location Maps, Construction Programs, Operations, Exploration, Environment Health and Safety, Impact & Benefits Agreements, Procurement.

Inco Limited Website (www.inco.com); News Releases, Announcements, Media Kit, Investor Information, Projects and Mines, Exploration, Research & Technology, Environment Health and Safety

Government of Newfoundland & Labrador Website (www.gov.nf.ca/voiseys/project); Important Facts.

Inco Limited, Presentation to Professional Engineers and Geoscientists of Newfoundland and Labrador, March 2004.

International Royalty Corporation, Voisey's Bay Project Profile. 2004

Berg, J.H. et. al. Anorthositic, Granitoid and Related Rocks of the Nain Plutonic Suite, International Geological Correlation Programme Projects #290 and #315, August 1994.

U.S. Geological Survey, Mineral Commodity Summaries, January 2005

Appendix A

CERTIFICATES OF QUALIFIED PERSONS

CERTIFICATE AND CONSENT

To Accompany the Independent Technical Report on the Voisey's Bay Project Royalty, Labrador, Canada

I, William J. Crowl, residing at 8036 S Ammons Street, Littleton, Colorado 80128-5539, USA, do hereby certify that:

1) I am a Vice President with the firm of Gustavson Associates, LLC ("Gustavson") with an office at Suite D, 5757 Central Ave, Boulder, Colorado 80301, USA.

2) I am a graduate of the University of Southern California with a Bachelor of Arts in Earth Science (1968), and an MSc. in Economic Geology from the University of Arizona in 1979, and have practiced my profession continuously since 1973;

3) I am a registered Professional Geologist in the State of Oregon (G573) and am a member in good standing of the Australian Institute of Mining and Metallurgy.

4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Voisey's Bay Royalty of International Royalty Corporation.

5) I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

6) I, as the qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7) I have had no prior involvement with the Voisey's Bay Project, or International Royalty Corporation.

8) I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9) Gustavson was retained by International Royalty Corporation to prepare an Independent Technical Report concerning the Voisey's Bay Project Royalty. I have not visited the subject properties. This Technical Report is largely based on information in the public domain, much of it provided by Inco.

10) I was the author of the report.

11) I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.

"SEAL"
"William J. Crowl"
William J. Crowl

William J. Crowl
Vice President, Mining

Boulder, Colorado, USA
February 1, 2005

BY-LAW NUMBER 2
A BY-LAW RELATING TO THE BUSINESS AND AFFAIRS OF INTERNATIONAL ROYALTY CORPORATION

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this by-law:

"Act" means the *Canada Business Corporations Act* RSC 1985, c. C-44 and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, in each case, as amended from time to time;

"articles" means the articles, as that term is defined in the Act, of the Corporation;

"auditor" means the auditor of the Corporation;

"board" means the board of directors of the Corporation;

"by-law" means a by-law of the Corporation;

"Corporation" means the corporation continued on November 12, 2004 under the name "INTERNATIONAL ROYALTY CORPORATION";

"director" means a director of the Corporation;

"electronic document" means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

"officer" has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;

"person" means an individual, body corporate, partnership, joint venture, trust, unincorporated organization, association, the Crown or any agency or instrumentality thereof, or any entity recognized by law;

"proxyholder" means a person holding a valid proxy for a shareholder;

"shareholder" means a shareholder of the Corporation; and

"voting person" means, in respect of a meeting of shareholders, a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

Terms defined in the Act and used herein, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.2 Number, Gender and Headings

In this by-law, unless the context otherwise requires, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into Articles, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

1.3 By-Law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.4 Computation of Time

The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the *Interpretation Act* (Canada) and any statute that may be substituted for it, as amended from time to time.

ARTICLE 2
DIRECTORS

2.1 Notice of Meeting

Any director may call a meeting of the board by giving notice stating the time and place of the meeting to each of the directors. Except as otherwise required by the Act, such notice need not specify the purpose of or the business to be transacted at the meeting. Notices of board meetings shall be given in accordance with Section 7.1 no less than 48 hours before the time of the meeting, except that notices sent by mail shall be sent no less than 5 days before the day of the meeting.

The board may appoint, by resolution, dates, time and places for regular meetings of the board. A copy of any such resolution shall be given to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.

2.2 Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.3 Place of Meeting

A meeting of the board may be held at any place within or outside Canada.

2.4 Quorum for Board Meetings

If there are 1 or 2 directors, all of the directors constitute a quorum at a meeting of the board. If there are 3, 4 or 5 directors, a majority of the directors constitute a quorum at a

meeting of the board. Otherwise, such a quorum consists of the next whole number not less than 2/5ths of the number of board members. In this section, the "number of board members" is either:

(a) if a fixed number of directors is provided for in the articles, that number; or

(b) if a minimum and maximum number of directors is provided for in the articles, the total number of directors most recently elected by shareholders, whether at the last annual meeting or otherwise, plus, if applicable, the number of additional directors appointed by the board following such election in accordance with any right provided in the articles which allows such an appointment or appointments and until such an election has been held, the number of board members is the number of directors named in the notice of directors filed with the articles.

The board shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Act are present.

2.5 Participation by Communications Facility

A director may, in accordance with the Act and if all directors consent, participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting shall be deemed to be present at that meeting.

2.6 Chair of Board Meetings

The Chair of the board shall preside as chair of all meetings of directors. If there is no Chair of the board or if the Chair is not present or is unwilling to act as chair of a board meeting, then the President of the Corporation, if present, a director and willing to act, shall preside as chair of the meeting. In any other case, the directors present at the meeting shall choose a director to preside as chair of the meeting.

2.7 Votes at Board Meetings

Each director present at a meeting of the board shall have 1 vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority vote. The chair of the meeting shall not have a second or casting vote.

2.8 Committees

Subject to the provisions of the Act and unless otherwise determined by the board, each committee of the board shall have power to fix its quorum at not less than the majority of its members, to elect its chair and to regulate its procedures.

2.9 Officers

Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.

ARTICLE 3
MEETINGS OF SHAREHOLDERS

3.1 Notice of Shareholders' Meetings

The board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting to be given to each shareholder entitled to vote at the meeting, each director and the auditor. Such notice shall be given no less than 21 days and no more than 60 days before the meeting if the Corporation is a distributing corporation (as defined in the Act) or no less than 10 days and no more than 60 days before the meeting if the Corporation is not a distributing corporation.

3.2 Quorum at Meetings of Shareholders

A quorum at meetings of shareholders consists of one or more voting persons present and authorized to cast in the aggregate not less than 25% of the total number of votes attaching to all shares carrying the right to vote at that meeting.

3.3 Chair of Shareholder Meetings

The Chair of the board shall preside as chair of all meetings of shareholders. If there is no Chair of the board or the Chair of the board is not present or is unwilling to act as chair of a shareholder meeting, then the President of the Corporation shall preside as chair of the meeting if present and willing to act. In any other case, the voting persons present at the meeting shall choose an individual, who need not be a voting person, to preside as chair of the meeting.

The chair of any meeting of shareholders shall not have a second or casting vote.

3.4 Voting

Unless the chair of a meeting of shareholders directs a ballot or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect. A ballot so directed or demanded shall be taken in such manner as the chair of the meeting shall direct. If a ballot is taken, each voting person shall be entitled with respect to each share which he is entitled to vote at the meeting upon the motion, to one vote or such other number of votes as may be provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said motion. Any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

3.5 Scrutineers

The chair of a meeting of shareholders may appoint for that meeting 1 or more scrutineers, who need not be voting persons.

3.6 Who May Attend Shareholders' Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and the President, if any, as well as others permitted by the chair of the meeting.

3.7 Participation By Communication Facility

Any person entitled to attend a meeting of shareholders may participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting. A meeting of the shareholders called by either the directors or the shareholders may be held entirely by means of such a telephonic, electronic or other communications facility if the directors or shareholders calling the meeting so determine.

ARTICLE 4
SECURITY CERTIFICATES, PAYMENTS

4.1 Certificates

Security certificates shall be in such form as the board may approve or the Corporation adopt. The President or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

4.2 Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation's bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by ordinary mail, postage prepaid, to each such registered holder at that holder's address as shown in the records of the Corporation, unless that holder otherwise directs in writing. The mailing of a cheque as aforesaid shall satisfy and discharge all liability for the applicable dividend or other payment to the extent of the sum represented by such cheque plus the amount of any tax which the Corporation is required to and does withhold, unless such cheque is not paid on due presentation.

4.3 Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be

sent to the joint shareholders at the address appearing on the records of the Corporation in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.4 Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

4.5 Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

4.6 Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provisions of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the transfer of all or any part of such shares may be refused.

ARTICLE 5
SIGNATORIES, INFORMATION

5.1 Signatories

Except for documents executed in the usual and ordinary course of the Corporation's business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a) any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b) any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.2 Facsimile Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.3 Restriction on Information Disclosed

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

ARTICLE 6
PROTECTION AND INDEMNITY

6.1 Transactions with the Corporation

No director or officer shall be disqualified by reason of being a director or officer of the Corporation from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest in or with respect to the Corporation or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with the Corporation or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement. No such contract, transaction or arrangement shall be void or voidable for any such reason and no director or officer shall be liable to account to the Corporation or others for any profit arising from any such office, employment or other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement except, in all cases, as otherwise provided in the Act.

6.2 Limitation of Liability

Every director and officer in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject thereto, no director or officer shall be liable for:

(a) the acts, receipts, neglects or defaults of any other person;

(b) joining in any receipt or other act for conformity;

(c) any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation;

(d) the insufficiency or deficiency of any security in or upon which any monies of the Corporation are invested;

(e) any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation are lodged or deposited;

(f) any loss, damage or expense occasioned by any error of judgment or oversight; or

(g) any other loss, damage or expense related to the performance or non-performance of the duties of that individual's office.

6.3 Contracts on Behalf of the Corporation

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.4 Indemnity of Directors and Officers

Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:

(a) shall indemnify each director or officer or former director or officer and each other individual who acts or has acted at the Corporation's request as a director or officer, or in a similar capacity, of another person (and each such individual's respective heirs and personal representatives), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other person, provided:

(i) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other person for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

(ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful; and

(b) may advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 6.4(a) in accordance with the Act.

Notwithstanding the foregoing, any such indemnity or advance of monies in respect of an action referred to in Section 6.4(a) by or on behalf of the Corporation or other person in respect of which an individual has acted as director or officer or in a similar capacity at the request of the Corporation to procure judgment in its favour shall be subject to approval of a court.

6.5 Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for or limitations of any rights, immunities and protections to which a person is otherwise entitled.

ARTICLE 7
NOTICES

7.1 Procedure for Giving Notices

Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the by-laws or otherwise to a shareholder or other securityholder of the Corporation, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's address as shown in the records of the Corporation or mailed to the person at such address by ordinary mail, postage prepaid, or, if the person consents, provided by electronic document in accordance with the Act. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Any notice so delivered shall be deemed to have been received when it is delivered personally or at the address as aforesaid. Any such notice mailed or provided by electronic document as aforesaid shall be deemed to have been received at the time specified in the Act.

7.2 Notices to Successors in Title

Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation.

7.3 Notice to Joint Securityholders

Notice to one joint securityholder is sufficient notice to all of them. Such notice shall be addressed to all such joint securityholders and sent to the address for them shown in the records of the Corporation, or to the first such address if there is more than one.

7.4 Facsimile Signatures on Notices

The signature on any notice or other communication or document to be given by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.

7.5 Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been given shall be valid even if:

(a) by accident, notice was not given to any person;

(b) notice was not received by any person; or

(c) there was an error in a notice that did not affect the substance of the notice.

7.6 Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any defect in giving that notice to such person.

ARTICLE 8
REPEAL OF FORMER BY-LAWS

8.1 Former By-Laws May be Repealed

The board may repeal one or more by-laws by passing a by-law that contains provisions to that effect.

8.2 Repeal of By-Laws

By-law No. 1 of the Corporation is repealed.

8.3 Effect of Repeal of By-Laws

The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

MADE by the board as of the 12th day of November, 2004.

President

Secretary

(c) there was an error in a notice that did not affect the substance of the notice.

7.6 Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any defect in giving that notice to such person.

ARTICLE 8
REPEAL OF FORMER BY-LAWS

8.1 Former By-Laws May be Repealed

The board may repeal one or more by-laws by passing a by-law that contains provisions to that effect.

8.2 Repeal of By-Laws

By-law No. 1 of the Corporation is repealed.

8.3 Effect of Repeal of By-Laws

The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

MADE by the board as of the 12th day of November, 2004.

______________________	______________________
President	Secretary

SCHEDULE C

RESOLUTIONS OF THE BOARD OF DIRECTORS
OF
INTERNATIONAL ROYALTY CORPORATION
(the "Corporation")

DEBENTURE TRUST INDENTURE AND SECURITY DOCUMENTS IN CONNECTION WITH PRIVATE PLACEMENT OF UNITS

WHEREAS:

(a) the Corporation intends to offer, issue and sell up to 60 units ("**Units**") to investors in Canada and to Non-Canadian and Non-U.S. investors by way of private placement at a price of $500,000 per Unit, each Unit being comprised of (i) one $500,000 5.5% senior secured debenture of the Corporation (each, a "**Debenture**"), and (ii) 23,256 common shares of the Corporation which are equal to $100,000 based on the of $4.30 per common share for maximum aggregate gross proceeds of $30,000,000 (the "**Unit Offering**");

(b) in connection with the Unit Offering, the Corporation intends to enter into an indenture (the "**Debenture Trust Indenture**") with Archean Resources Ltd. (the "**Guarantor**") and CIBC Mellon Trust Company, as trustee (the "**Trustee**") pursuant to which the Corporation agrees to issue, and creates and issues, the Debentures;

(c) as security for the due payment and performance of the obligations of the Corporation and the Guarantor under the Debenture Trust Indenture, the Corporation and the Guarantor have agreed to deliver to the Trustee the following documents:

  (a) as regards the Corporation:

    (i) a general security agreement (the "**IRC GSA**") made by the Corporation in favour of the Trustee, in its capacity as Trustee under this Indenture; and

    (ii) a share pledge agreement (the "**Share Pledge Agreement**") made by the Corporation in favour of the Trustee, in its capacity as Trustee under this Indenture;

  (b) as regards the Guarantor,

    (i) a guarantee (the "**Guarantee**") made by the Guarantor in favour of the Trustee, in its capacity as Trustee under this Indenture, and the Debentureholders; and

    (ii) a general security agreement (the "**Archean GSA**") made by the Guarantor in favour of the Trustee, in its capacity as Trustee under this Indenture;

(d) the Corporation wishes to approve of the entering into by the Corporation of the Debenture Trust Indenture and the security documents to which it is a party, being the IRC GSA and the Share Pledge Agreement, and certain various other agreements, instruments and documents to effect the Unit Offering;

RESOLVED THAT:

Debenture Trust Indenture

1. The Debenture Trust Indenture, substantially in the form of the draft Debenture Trust Indenture circulated to the directors, is hereby authorized and approved, and the Corporation is authorized to enter into the Debenture Trust Indenture and perform its obligations thereunder, and any one director or officer of the Corporation be and is hereby authorized to execute, whether under the seal of the Corporation or otherwise, and deliver on behalf of the Corporation, the Debenture Trust Indenture, substantially on the terms of the draft Debenture Trust Indenture, subject to such deletions, additions or changes thereto as may be approved by the person authorized to sign such Debenture Trust Indenture, whose signature on such Debenture Trust Indenture shall be conclusive evidence of the approval of any such addition, deletion or change.

2. The issuance and creation of the Debentures pursuant to the Debenture Trust Indenture is hereby authorized and approved.

3. The grant of the security contained in the IRC GSA and the Share Pledge Agreement is hereby authorized and approved.

4. The certification and delivery of Debentures in the principal amount of $30,000,000 to purchasers specified in Schedule A hereto is hereby authorized and approved.

Form of Debenture Certificate

5. The form of certificates representing the Debenture (the "**Debenture Certificates**"), substantially in the form of the draft Debenture Certificate circulated to the directors, is hereby authorized and approved, to and any one director or officer of the Corporation is authorized to execute, whether under the seal of the Corporation or otherwise, and deliver on behalf of the Corporation, Debenture Certificates substantially in the form of the draft Debenture Certificate, subject to such additions, deletions and changes thereto as may be approved by the person authorized to sign the Debenture Certificates, whose signature on such Debenture Certificates shall be conclusive evidence of the approval of any such addition, deletion or change.

IRC GSA

6. The IRC GSA, substantially in the form of the draft IRC GSA circulated to the directors, providing for, among other things, the granting of a security interest over the Collateral (as defined in Schedule "A" to the IRC GSA), is hereby authorized and approved, and the Corporation is authorized to enter into the IRC GSA with the Trustee on substantially the terms contained in the draft IRC GSA and perform its obligations thereunder, and any one director or officer of the Corporation is authorized to execute, whether under the seal of the Corporation or otherwise, and deliver on behalf of the Corporation, the IRC GSA substantially on the terms of the draft IRC GSA, subject to such additions, deletions and changes thereto as may be approved by the person authorized to sign the IRC GSA, whose signature on such IRC GSA shall be conclusive evidence of the approval of any such addition, deletion or change.

Share Pledge Agreement

7. The Share Pledge Agreement, substantially in the form of the draft Share Pledge Agreement circulated to the directors, providing for, among other things, the pledge by the Corporation in favour of the Trustee of all of the shares and other securities of the Guarantor now owned or hereafter acquired by the Corporation, is hereby authorized and approved, and the Corporation is authorized to enter into the Share Pledge Agreement on substantially the terms contained in the draft Share Pledge Agreement and perform its obligations thereunder, and any one director or officer of the Corporation is authorized to execute, whether under the seal of the Corporation or otherwise, and deliver on behalf of the Corporation, the Share Pledge Agreement substantially on the terms of the draft Share Pledge Agreement, subject to such additions, deletions and changes thereto as may be approved by the person authorized to sign the Share Pledge Agreement, whose signature on such Share Pledge Agreement shall be conclusive evidence of the approval of any such addition, deletion or change.

Escrow Agreement

8. The form of escrow agreement (the "**Escrow Agreement**"), substantially in the form of the draft Escrow Agreement circulated to the directors, between the Corporation and the Trustee pursuant to which the Corporation will deposit funds in escrow with the Trustee to fund the certain interest payments and principal repayment under the Debentures, is hereby authorized and approved, and the Corporation is authorized to enter into the Escrow Agreement and perform its obligations thereunder, and any one director or officer of the Corporation is authorized to execute, whether under the seal of the Corporation or otherwise, and deliver on behalf of the Corporation, the Escrow Agreement substantially on the terms of the draft Escrow Agreement, subject to such additions, deletions and changes thereto as may be approved by the person authorized to sign the Escrow Agreement, whose signature on such Escrow Agreement shall be conclusive evidence of the approval of any such addition, deletion or change.

Transfer Agent and Registrar

9. CIBC Mellon Trust Company ("**CIBC Mellon**") at its principal office in the City of Toronto be and is hereby appointed trustee, registrar and transfer agent of the Debentures.

10. Registers of transfers and registers of holders of Debentures shall be kept at the offices of CIBC Mellon in Toronto.

11. The Corporation be and is hereby authorized to enter into a transfer agency agreement (the "**Transfer Agency Agreement**") with CIBC Mellon relating to the Common Shares of the Corporation, substantially in the form of the draft Transfer Agency Agreement circulated to the directors, is hereby authorized and approved, and the Corporation is authorized to enter into the Transfer Agency Agreement and perform its obligations thereunder, and any one director or officer of the Corporation is authorized to execute, whether under the seal of the Corporation or otherwise, and deliver on behalf of the Corporation, the Transfer Agency Agreement substantially on the terms of the draft Transfer Agency Agreement, subject to such additions, deletions and changes thereto as may be approved by the person authorized to sign the Transfer Agency Agreement,

whose signature on such Transfer Agency Agreement shall be conclusive evidence of the approval of any such addition, deletion or change.

Ratification of Acts

12. Each and every action taken by the Corporation prior to the date of the adoption of the foregoing resolutions which would have been authorized by the foregoing resolutions but for the fact that such actions were taken prior to such date be, and each is hereby authorized, approved, adopted, confirmed and ratified in all respects.

These resolutions may be executed in as many counterparts as are necessary and all counterparts together shall constitute the resolutions. Facsimile signatures shall and do hereby constitute valid approval of these resolutions.

The undersigned, being all of the directors of the Corporation, sign the foregoing resolutions in accordance with the provisions of the *Canada Business Corporations Act*.

DATED the 22nd day of February, 2005.

Rene G. Carrier

Gordon J. Fretwell

Douglas J. Hurst

Robert W. Schafer

Douglas B. Silver

George S. Young

Christopher Daly

Schedule A

Registration Particulars	Certificate Number	Aggregate Amount
Nesbitt Burns ITF A/C 4022007324 1 First Canadian Place Toronto, ON M5X 1H3	D-1	$17,500,000
Haywood Securities Inc. ITF Anna Clark 2000-400 Burrard Street Vancouver, BC V6C 3A6	D-2	$4,500,000
Haywood Securities Inc. ITF Marna Disbrow 2000-400 Burrard Street Vancouver, BC V6C 3A6	D-3	$1,000,000
Brant Investments Limited A/C 108483013 SL Level, Royal Bank Plaza South Tower, 200 Bay St. Toronto, ON M5J 2J5	D-4	$3,500,000
Haywood Securities Inc. ITF TC1-0553-C 2000-400 Burrard Street Vancouver, BC V6C 3A6	D-5	$3,500,000
Total		$30,000,000

TABLE OF CONTENTS

Exhibits to 12g3-2(b) Application of International Royalty Corporation

Volume 1 of 2

TABLE OF CONTENTS

Exhibits to 12g3-2(b) Application of International Royalty Corporation

Volume 2 of 2

23. Certificate of Continuance under the Canada Business Corporations Act dated November 12, 2004.

24. Certificate of Discontinuance under the Business Corporations Act (Yukon) dated December 1, 2004, filed December 15, 2004.

25. Certificate of Amendment and Articles of Amendment dated January 6, 2005.

26. Share Purchase Agreement dated February 18, 2005 between the Company and Christopher Verbiski regarding the Company's purchase of John Verbiski's shares in Archean Resources Ltd.

27. Royalty Purchase Agreement dated February 22, 2005 among the Company, Adam Vary, 524520 BC Ltd. and 344967 BC Ltd. regarding the Company's purchase of certain royalties.

28. Royalty Purchase Agreement dated February 22, 2005 between the Company and David Fawcett regarding the Company's purchase of certain royalties.

29. Royalty Purchase Agreement dated February 22, 2005 among the Company, 524520 BC Ltd., 344967 BC Ltd., Adam Vary, Bill Whitehead, Peter Robson, Stuart Angus, Graham Scott and John Robins regarding the Company's purchase of certain royalties.

30. Share Purchase Agreement dated February 18, 2005 between the Company and Albert Chislett regarding the Company's purchase of Albert Chislett's shares in Archean Resources Ltd.

31. Royalty Purchase Agreement dated February 22, 2005 among the Company, 524520 BC Ltd., 344967 BC Ltd. and Adam Vary regarding the Company's purchase of certain royalties.

32. Royalty Purchase Agreement dated February 22, 2005 among the Company, Stuart Angus, Henry Awmack, Bernice Kosiur, Donald McInnes, Catherine McLeod-Seltzer, Peter Robson, Graham Scott, Kelly Taylor, John S. Brock Limited, Lawrence Barry, John Robins, Adam Vary, 524520 BC Ltd. and 344967 BC Ltd. regarding the Company's purchase of certain royalties.

33. Royalty Purchase Agreement dated February 22, 2005 among the Company, Hecla Mining Company and Hecla Mining Company of Canada Ltd. regarding the Company's purchase of certain royalties.

34. Royalty Purchase Agreement dated March 18, 2005 among the Company, BHP Billiton World Exploration Inc., BHP Billiton Diamonds Inc., BHP Billiton Minerals Pty Ltd., BHP Minerals International Exploration Inc., BHP Minerals Ghana Inc., BHP Holdings (International) Inc., BHP Brasil Ltda., Minera BHP Billiton, S.A. De C.V. and BHP Minerals Holdings Proprietary Limited, regarding the Company's purchase of certain royalties.

35. Shareholder Rights Plan dated April 18, 2005 between the Company and CIBC Mellon Trust Company, as Rights Agent.

36. Annual Report of the Company for the year ended December 31, 2004 and amended Annual Report of the Company for the year ended December 31, 2005.

37. Early Warning Report filed pursuant to National Instrument 62-103 dated June 7, 2005 relating to the acquisition of shares by Goodman & Company, Investment Counsel Ltd.

38. Early Warning Report filed pursuant to National Instrument 62-103 dated August 10, 2005 relating to the acquisition of shares by Goodman & Company, Investment Counsel Ltd.

Industry Canada Industrie Canada

Certificate of Continuance

Certificat de prorogation

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

INTERNATIONAL ROYALTY CORPORATION

Name of corporation-Dénomination de la société

426836-9

Corporation number-Numéro de la société

I hereby certify that the above-named corporation was continued under section 187 of the *Canada Business Corporations Act*, as set out in the attached articles of continuance.

Je certifie que la société susmentionnée a été prorogée en vertu de l'article 187 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de prorogation ci-jointes.

Director - Directeur

November 12, 2004 / le 12 novembre 2004

Date of Continuance - Date de la prorogation

Canada

Industry Canada | Industrie Canada
Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 11
ARTICLES OF CONTINUANCE
(SECTION 187)

FORMULAIRE 11
CLAUSES DE PROROGATION
(ARTICLE 187)

1 -- Name of the Corporation — Dénomination sociale de la société

INTERNATIONAL ROYALTY CORPORATION

2 -- Taxation Year End — Fin de l'année d'imposition

M	D - J
1 2	3 1

3 -- The province or territory in Canada where the registered office is to be situated — La province ou le territoire au Canada où se situera le siège social

British Columbia

4 -- The classes and the maximum number of shares that the corporation is authorized to issue — Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The Corporation is authorized to issue an unlimited number of shares of 1 class designated as common shares.

5 -- Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

There are no restrictions on share transfers.

6 -- Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

A minimum of 3 and a maximum of 11 directors.

7 -- Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

none

8 -- (1) If change of name effected, previous name — (1) S'il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure

not applicable

(2) Details of incorporation — (2) Détails de la constitution

not applicable

9 -- Other provisions, if any — Autres dispositions, s'il y a lieu

A meeting of the shareholders of the Corporation may, in the Directors' unfettered discretion, be held at any location in North America specified by the Directors in the Notice of such meeting.

Signature	Printed Name - Nom en lettres moulées	10 -- Capacity of - En qualité de	11 -- Tel. No. - N° de tél.
[signature]	Gordon J. Fretwell	Director	604-689-1280

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

NOV 24 2004

IC 3247 (2003/06)

Canada


Yukon
Community Services

BUSINESS CORPORATIONS ACT
FORM 4


RECEIVED
2006 APR 17 A 8:
CORPORATE FINANCE

Certificate of Discontinuance

INTERNATIONAL ROYALTY CORPORATION

I hereby certify that the above-mentioned corporation was discontinued under section 191 of the Business Corporations Act and continued as specified in the attached notice under the laws of another jurisdiction.



Corporate Access Number:30099
Date of Discontinuance:2004-12-15

M. Richard Roberts
Registrar of Corporations

YUKON
BUSINESS CORPORATIONS ACT
(Section 191)

FORM 4-01
NOTICE OF DISCONTINUANCE

1. Name of Corporation:

INTERNATIONAL ROYALTY CORPORATION

2. Jurisdiction where Corporation to be continued:

Canada

3. Date shareholders approved continuance by special resolution:

FILED

DEC 15 2004

DEPUTY REGISTRAR OF CORPORATIONS

4. Did any shareholder dissent to proposed continuance?

No

5. Have creditors been informed that the Corporation is being continued to another jurisdiction?

N/A

6. There are no actions, suits or proceedings pending against the Corporation, nor any unsatisfied judgments or orders outstanding against the Corporation, except as follows:

None

7. The Corporation has not made a distribution of its securities to the public within the meaning of subsection 3(2) of the Yukon Business Corporations Act.

8. The Corporation believes that the laws of Canada permit a Yukon corporation to apply to that jurisdiction for continuance and the laws are of similar effect to subsection 191(9) of the Yukon Business Corporations Act.

9. Date: December 1/2004

Signature: [signature]

Title: Secretary/Director


Industry Canada | Industrie Canada

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

INTERNATIONAL ROYALTY CORPORATION

Name of corporation-Dénomination de la société

426836-9

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;

b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;

c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;

d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;

Je certifie que les statuts de la société susmentionnée ont été modifiés:

- ☐ a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
- ☐ b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
- ☑ c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
- ☐ d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Director - Directeur

January 6, 2005 / le 6 janvier 2005

Date of Amendment - Date de modification





Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 4
ARTICLES OF AMENDMENT
(SECTIONS 27 OR 177)

FORMULAIRE 4
CLAUSES MODIFICATRICES
(ARTICLES 27 OU 177)

1 – Name of the Corporation - Dénomination sociale de la société	2 – Corporation No. - Nº de la société
INTERNATIONAL ROYALTY CORPORATION	426836-9

3 – The articles of the above-named corporation are amended as follows: — Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

To change the place in Canada where the registered office is to be situated from the City of Vancouver in the Province of British Columbia to the City of Toronto in the Province of Ontario.

By adding to article 9 the provision that the directors may appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Signature	Printed Name - Nom en lettres moulées	4 – Capacity of - En qualité de	5 – Tel. No. - Nº de tél.
[signature]	Douglas B. Silver	Director	

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

JAN 6 - 2005

IC 3069 (2003/06)

Canada

ARCHEAN RESOURCES LTD.

SHARE PURCHASE AGREEMENT

Fasken Martineau DuMoulin LLP
66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
P.O. Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada
M5K 1N6

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of the of February, 2005;

BETWEEN:

CHRISTOPHER VERBISKI

an individual resident in the province of Newfoundland and Labrador

(the "**Seller**")

and

INTERNATIONAL ROYALTY CORPORATION

a corporation continued under the laws of Canada

(the "**Buyer**")

RECITALS:

1. The Seller is the legal and beneficial owner of 48.61% of the issued and outstanding shares of Archean Resources Ltd. (the "Company").

2. The Buyer wishes to purchase all but not less than all of the issued and outstanding shares of the Company and the Seller has agreed to sell all but not less than all of his issued and outstanding shares of the Company.

3. By agreement of even date the Buyer has agreed to buy all of the shares of the Company held by Chislett.

IN CONSIDERATION of the premises and the mutual agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows.

1. DEFINED TERMS

1.1 For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a) "Act" means the Corporations Act RSNL 1990, c. C-36, as in effect on the date hereof;

(b) "Adjustment Agreement" means, collectively, that agreement dated July 10, 2003 made among Chislett, Verbiski and the Company and that agreement dated August 29, 2003 made among Chislett, Verbiski, the Company and VBHC whereby the burden and obligations of the Company under the said agreement dated July 10, 2003 were assumed by VBHC;

(c) "Agreement" means this agreement as it may be amended from time to time by the mutual written agreement of the parties hereto;

(d) "Altius" means Altius Resources Inc., a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(e) "Altius Minerals" means Altius Minerals Corporation, a body corporate organized and existing under the laws of Alberta;

(f) "Applicable Laws" means all applicable federal, provincial, municipal or local laws, statutes or ordinances or the requirements of regulatory authorities relating or having application to the Company or the Buyer, including environmental, health or safety matters;

(g) "Assets" means the assets of the Company used or held in connection with the Business (other than cash received as consideration for such assets), including without limitation, (i) its interest in the Royalty held through VBHC and LNRLP, (ii) its shares of VBHC, (iii) its indirect interest in LNRLP, and (iv) all refunds of Taxes to which the Company, VBHC or LNRLP is or will become entitled;

(h) "Archean Unanimous Shareholders Agreement" means that restated shareholders agreement dated August 16, 2004 made among Chislett, Verbiski and the Company;

(i) "Articles" means the Articles of the Company;

(j) "Board Member" means a member of the Buyer's Board of Directors;

(k) "Board Seat" means a seat on the Buyer's board of directors, which shall entitle the holder of such seat to all of the privileges, terms, conditions and responsibilities enjoyed or assumed by all other members of the Buyer's Board of directors;

(l) "Business" means the business carried on by LNRLP in relation to its ownership of the Royalty to the extent of the Company's indirect interest therein, including for greater certainty, the Company's indirect interest under the Labrador Option Agreement pertaining to LNRLP, together with the Company's direct or indirect interest in the Gross Diamond Royalty and Action 1997 St. J. No. 43 in the Supreme Court of Newfoundland and Labrador (confidentiality undertaking litigation against VBNC), and all business records, technical data and materials associated therewith;

(m) "Business Day" means any day (other than a Saturday or a Sunday or a banking holiday) on which the principal chartered banks in Canada are open for business during normal banking hours;

(n) "Buyer" means International Royalty Corporation, a body corporate continued under the laws of Canada;

(o) "Buyer's Agreements" means those agreements listed in the Prospectus and described therein as Material Agreements;

(p) "Chislett" means Albert E. Chislett, the president, a director and a shareholder of the Company;

(q) "Closing" means the closing of the sale by the Seller and the purchase by the Buyer of the Purchased Shares in accordance with the terms and conditions of this Agreement;

(r) "Closing Date" means the date of the completion of the Initial Public Offering;

(s) "Closing Documents" means those documents referred to in Clause 4.2 and Clause 4.3;

(t) "Closing Time" means 9:30 local Newfoundland and Labrador time on the Closing Date;

(u) "Common Shares" means issued and outstanding shares in the capital of the Company;

(v) "Company" means Archean Resources Ltd., a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(w) "Divested Assets" means all those assets of the Company excepting the Assets, including without limitation (a) the entitlement respecting quarry materials conferred by Article 8 of the Labrador Option Agreement; (b) the following pending actions and legal proceedings commenced by Archean: (i) Action 1996 St. J. No. 3815 (quarry materials litigation) and (ii) Action 1996 St. J. No. 2330 (quarry license litigation against Government); (c) temporary work camp licence dated July 29,2004 (d) obligations and entitlements associated with Archean's occupancy of its present office space, (e) Archean's office assets other than those which form part of the Business, (f) cash on hand, (g) the receivable from Northstar Exploration Ltd. in the amount of $1,307,503, and (h) all rights to the Archean logo;

(x) "Divesting Transactions" means, the transactions set out in Schedule "A";

(y) "Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, and any matter capable of registration against title, option, right of pre-emption, or privilege;

(z) "Financial Statements" means the audited consolidated financial statements of the Company for its fiscal year ended April 30, 2004 and the notes thereto and the Interim Statements;

(aa) "Founder's Shares" means 1,000,000 fully paid non-assessable IRC Shares to be issued to the Seller on Closing;

(bb) "Governmental Authority" means any governmental entity whether federal, provincial, state or municipal and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatever;

(cc) "Gross Diamond Royalty" shall have the meaning ascribed thereto by the Labrador Option Agreement;

(dd) "Initial Public Offering" means the initial public offering of the Buyer's Shares in the Qualifying Jurisdictions intended to be completed on or before February 22, 2005;

(ee) "Initial Shareholding" means Verbiski's interest in the Buyer upon Closing, as represented by the Founder's Shares and the Verbiski Shares;

(ff) "Insurance" means directors and officers liability insurance with a reputable and substantial insurer;

(gg) "Interim Statements" means the audited consolidated financial statements of the Company for the period May 1, 2004 to February 14, 2005, and the notes thereto;

(hh) "IRC Shares" means those fully paid and non-assessable free trading voting common shares of the Buyer to be issued and qualified in the Initial Public Offering;

(ii) "Labrador Option Agreement" means that agreement dated May 18, 1993, as amended by an Amendment and Addendum Agreement dated April 23, 1995 made initially between Diamond Fields Resources Inc. and the Company, certain benefits and burdens of which are now separately vested in the Company and VBHC, and in VBNC;

(jj) "LNRLP" means Labrador Nickel Royalty Limited Partnership, a limited partnership formed under the laws of the Province of Ontario, of which VBHC is the sole general partner and Altius is the sole limited partner;

(kk) "LNRLP Agreement" means the agreement to form LNRLP dated July 10, 2003 made between Archean, Altius and such persons who from time to time become limited partners of LNRLP in accordance with the terms thereof;

(ll) "Management Agreement" means that Agreement dated as of the 23rd day of April, 1995 made between Diamond Fields Resources Inc. and the Company, the benefits and burdens of which were assigned to 10401 Newfoundland Limited by an Indenture dated June 28, 1995 made among Diamond Fields Resources Inc., VBNC, the Company and 10401 Newfoundland Limited;

(mm) "Material Contracts" means, the Archean Unanimous Shareholders Agreement, the Labrador Option Agreement, the LNRLP Agreement, the VBNC Agreement and the Adjustment Agreement;

(nn) "Mineral Rights Tax" means that tax and tax rate applicable to the Royalty under the Mining and Mineral Rights Tax Act 2002 SNL 2002 c. M-16.1, as in effect on the date hereof, which for greater certainty is 20%;

(oo) "Mineral Rights Tax Reduction Amount" means that amount, expressed as a percentage, by which the Mineral Rights Tax may be decreased or lowered from time to time to below the rate of tax applicable as at the date hereof, and, for greater certainty, shall be that percentage equal to the Mineral Rights Tax in the event that the Mineral Rights Tax is repealed or abolished;

(pp) "Northstar Payable" means that amount of $12,499 due and payable to Northstar Exploration Ltd. by the Company as shown in the Interim Statements;

(qq) "Payable Nickel" means nickel produced in its refined state. from a refinery, which for the Voisey's Bay Mine is projected to be 3,477,700,000 pounds assuming a 25 year mine life;

(rr) "Person" means any individual, firm, company, corporation, joint venture, joint-stock company, trust, unincorporated organization, government or state entity or any association or a partnership (whether or not having separate legal personality) of two or more of the foregoing;

(ss) "Projected Tax Amount" means $21,875,000;

(tt) "Prospectus" means the final prospectus of the Buyer dated February 3, 2005;

(uu) "Purchase Price" shall have the meaning ascribed thereto in Section 2.1.1 hereof;

(vv) "Purchased Shares" means 472 and 4892/5139 Common Shares of the Company to be purchased by the Buyer, which represents a 43.75% indirect beneficial interest in LNRLP;

(ww) "Qualifying Jurisdictions" means the Provinces of Canada and such other jurisdictions as determined by the Buyer and its underwriters;

(xx) "Reduction Proportion" means that proportion, expressed as a fraction, representing any proportionate reduction of the Mineral Rights Tax from time to time, calculated as follows:

Mineral Rights Tax Reduction Amount ÷ Mineral Rights Tax

(yy) "Regulatory Approvals" means such regulatory approvals and acceptances, and in particular but without limitation such approvals from the Toronto Stock Exchange and the securities regulatory authorities in the Qualifying Jurisdictions, as may be necessary for the transactions contemplated by this Agreement;

(zz) "Royalty" means the 3% net smelter returns royalty conferred by the Labrador Option Agreement and held by LNRLP;

(aaa) "Seller" means Verbiski;

(bbb) "Tax Adjustment Period" means that time from the Closing Date until the twenty-fifth (25th) anniversary of the Closing Date;

(ccc) "Taxes" means all taxes and similar governmental charges, including:

(i) Local, foreign or other income, franchise, capital, real property, personal property, tangible, withholding, payroll, employer health, transfer, sales, use, excise, consumption, customs duties, anti-dumping, countervail and value added taxes, all other taxes of any kind for which the Company, VBHC or LNRLP (to the extent of the Company's indirect interest therein) may have any liability imposed by Canada or a province thereof or any country or foreign government or subdivision or agency thereof, whether disputed or not;

(ii) Assessments, charges, duties, rates, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith; and

(iii) All pension plan contributions and employment insurance premiums;

(ddd) "Tax Returns" means all reports, returns, forms and other documents filed or required to be filed by the Company, VBHC or LNRLP in respect of Taxes or in respect of or pursuant to any domestic or foreign federal, provincial, state, municipal, territorial or other taxing statute;

(eee) "Units" with respect to the general partner or any limited partner of LNRLP means the interest in LNRLP owned by such partner;

(fff) "VBHC" means Voisey's Bay Holding Corporation, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(ggg) "VBNC" means Voisey's Bay Nickel Company Limited, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(hhh) "VBNC Agreement" means that agreement dated July 10, 2003 made among the Company, Altius Minerals, Altius, Chislett, Verbiski, VBNC, and LNRLP, to which agreement VBHC as the assignee of the Company is subject pursuant to an agreement dated August 29, 2003 made among the Company, VBHC and VBNC;

(iii) "Verbiski" means Christopher L. Verbiski, an individual resident in St. John's, Newfoundland;

(jjj) "Verbiski Shares" means that number of fully paid, non-assessable IRC Shares having an aggregate value of $27,500,000 as valued by the $4.30 price established by the Initial Public Offering; 6,395,349 IRC Shares shall be issued to Verbiski on Closing;

(kkk) "Voisey's Bay Mine" means that nickel-copper-cobalt mine which as at the date hereof is under development by VBNC in the Labrador portion of the Province of Newfoundland and Labrador, and which is generally known as the Voisey's Bay mine; and

(lll) "Voisey's Bay Production" means the amount of Payable Nickel, expressed in numbers of pounds, which has in aggregate been produced from the Voisey's Bay Mine on the date that the Mineral Rights Tax is abolished or in any manner whatsoever decreased or lowered, as calculated on such date.

1.2 All references to dollar amounts in this Agreement shall mean lawful currency of Canada.

2. SALE AND PURCHASE OF THE PURCHASED SHARES

2.1 Purchase and Sale of Purchased Shares

The Buyer agrees to purchase the Purchased Shares and the Seller agrees to sell, assign and transfer the Purchased Shares to the Buyer on the terms and conditions contained in this Agreement.

2.1.1 Purchase Price

The Purchase Price which shall be paid by the Buyer to the Seller for the Purchased Shares, subject to the adjustments provided for in Article 7 hereof, is the sum of $87,500,000 (CDN).

2.2 Satisfaction of Purchase Price

The Purchase Price shall be satisfied by the delivery by the Buyer to the Seller of:

(a) $60,000,000 (CDN) by way of a certified cheque or confirmed bank transfer;

(b) the Founder's Shares; and

(c) the Verbiski Shares.

2.3 Delivery of Certificates

The Seller shall transfer and deliver to the Buyer at the Closing Time share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank and shall cause the Company to enter the Buyer on the books of the Company as the holder of the Purchased Shares and to issue one or more share certificates representing the Purchased Shares to the Buyer.

2.4 Place of Closing

The Closing shall take place at the Closing Time at the offices of Stewart McKelvey Stirling Scales, Suite 1100, 100 New Gower Street, St. John's, Newfoundland and Labrador, Canada, solicitors for the Buyer, or at such other place as may be agreed upon by the Seller and the Buyer.

3. CLOSING CONDITIONS

3.1 Conditions in favour of the Buyer

The obligation of the Buyer to complete the transactions herein are subject to the following conditions, each of which is for the sole benefit of the Buyer and may only be waived by the Buyer by notice in writing to the Seller on or before the Closing Date:

(a) termination of the Archean Unanimous Shareholders' Agreement and the Adjustment Agreement;

(b) written consent and confirmation from VBNC, satisfactory to the Buyer acting reasonably, that VBNC has declined to exercise VBNC's right of first offer respecting the Seller's proposed disposition of the Purchased Shares in accordance with the terms of the VBNC Agreement;

(c) satisfactory completion of a National Instrument 43-101 report in respect of the Royalty;

(d) the receipt of the Regulatory Approvals;

(e) completion of the necessary financing to pay the cash portion of the purchase price for the Purchased Shares in conjunction with the Buyer's Initial Public Offering;

(f) the Company's divestiture, prior to the Closing Date, of the Divested Assets;

(g) the closing of the purchase by the Buyer of Chislett's interest in the Company pursuant to the Buyer's agreement with Chislett of even date herewith;

(h) receipt by the Buyer of all documents, opinions certificates and confirmations required to be delivered to the Buyer under this Agreement; and

(i) receipt by the Buyer of the opinion of MacLeod Dixon, LLP, addressed to the Buyer and the agents acting for the Buyer on the Initial Public Offering, that the Royalty is a "Canadian resource property" as defined in sub-section 66(15) of the *Income Tax Act* (Canada), as it would be amended by a draft legislation released on February 27, 2004.

3.2 Closing Conditions in favour of the Seller

The obligation of the Seller to complete the transactions herein are subject to the following conditions, each of which is for the sole benefit of the Seller and may only be waived by the Seller by notice in writing to the Buyer on or before the Closing Date:

(a) receipt by the Seller of all documents, opinions, certificates and confirmations required to be delivered to the Seller under this Agreement;

(b) written consent and confirmation from VBNC, satisfactory to the Seller acting reasonably, that VBNC has declined to exercise VBNC's right of first offer

respecting the Seller's proposed disposition of the Purchased Shares in accordance with the terms of the VBNC Agreement;

(c) evidence that the Buyer and the Initial Public Offering shall on Closing have those attributes as set out in the Prospectus and that the Initial Public Offering shall have been completed as contemplated by and in the Prospectus; and

(d) the Buyer having provided confirmation satisfactory to the Seller and his counsel that the Seller shall upon Closing be entitled to nominate two (2) Board Members for aggregate successive terms of not less than 6 years each, provided that at such time that the Seller has disposed of 50% of his Initial Shareholding, the Seller's right hereunder shall be reduced to one Board Seat and provided further that at such time as the Seller has disposed of 80% of his Initial Shareholding, the Seller shall have no further entitlement as of right to nominate any members of the board of directors of the Buyer, but provided always that nothing in this Agreement shall in any case preclude the Seller and/or his nominees from thereafter presenting themselves as candidates to be elected to the board of directors of the Buyer and to sit and hold office as a member or members of the board of directors of the Buyer if so elected.

4. CLOSING

4.1 Closing Date

The Closing shall take place simultaneously with the completion of the Buyer's Initial Public Offering. If the Closing shall not have occurred on or before March 15, 2005 (unless such date is extended by mutual written agreement of the parties) this Agreement will terminate and the parties shall, excepting as to any antecedent breach of this Agreement, have no further obligations to each other hereunder.

4.2 Seller's Deliveries at Closing:

At Closing the Seller shall deliver to the Buyer

(a) evidence satisfactory to the Buyer, acting reasonably, that (i) the Company has divested itself of the Divested Assets, and (ii) the Archean Unanimous Shareholders' Agreement and the Adjustment Agreement have been terminated;

(b) the Purchased Shares, duly registered in the name of the Buyer, free and clear of Encumbrances excepting the VBNC Agreement and any restrictions required by regulatory authorities;

(c) an agreement to indemnify the Buyer for and in respect of 50% of those liabilities and obligations of the Company, VBHC and LNRLP to the extent of VBHC's interest therein, including without limitation, liabilities for Taxes, net of any applicable refunds of Taxes, but including any interest payable, pertaining to the time period prior to Closing, including as to the Divesting Transactions;

(d) a certificate of the Seller confirming that all of the Seller's representations and warranties herein are true as of the Closing Date;

(e) such certificates and opinions of counsel to the Seller as may be reasonably requested by the Buyer's counsel in connection with the transactions contemplated by this Agreement which agreements, certificates and opinions shall be in a form and substance satisfactory to the Buyer's counsel, including without limitation, an opinion of counsel to the Seller addressed to the Buyer and the underwriters pursuant to the Initial Public Offering and their respective counsel with respect to items 5.1 (a) through (j), and such other matters as the Buyer's counsel shall reasonably require;

(f) receipt by the Seller of a list of all registered shareholders of the Buyer as at the Closing of the Initial Public Offering;

(g) certificates of status or the equivalent of each of the Company, VBHC and LNRLP; and

(h) resignations and releases for all of the officers and directors of the Company and VBHC.

4.3 Buyer's Deliveries at Closing

At Closing the Buyer shall deliver to the Seller:

(a) a confirmed bank transfer in the amount of $60,000,000 (CDN);

(b) the Founder's Shares;

(c) the Verbiski Shares;

(d) confirmation satisfactory to the Seller and his counsel that the Seller shall upon Closing be entitled to nominate two (2) Board Members for aggregate successive terms of not less than 6 years each, provided that at such time that the Seller has disposed of 50% of his Initial Shareholding, the Seller's right hereunder shall be reduced to one Board Seat and provided further that at such time as the Seller has disposed of 80% of his Initial Shareholding, the Seller shall have no further entitlement as of right to nominate any members of the board of directors of the Buyer, but provided always that nothing in this Agreement shall in any case preclude the Seller and/or his nominees from thereafter presenting themselves as candidates to be elected to the board of directors of the Buyer and to sit and hold office as a member or members of the board of directors of the Buyer if so elected;

(e) the Buyer's agreement to cause the Company and VBHC to observe, perform and fulfill the VBNC Agreement, and to cause the Company and VBHC to observe, perform and fulfill the LNRLP Agreement and to cause VBHC to observe, perform and fulfill its obligations as general partner thereunder and to indemnify and hold harmless the Seller in respect of any breach thereof;

(f) the Buyer's agreement to pay the Additional Purchase Price provided for in Article 7; and

(g) such certificates and opinions of counsel to the Buyer as may be reasonably requested by the Seller's counsel in connection with the transactions contemplated by this Agreement, which agreements, certificates and opinions shall be in a form and substance satisfactory to the Seller's counsel.

5. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SELLER

5.1 Seller's Representations and Warranties

The Seller represents and warrants to the Buyer as set out in the following Subsections of this Section and acknowledges that the Buyer is relying upon such representations and warranties in entering into this Agreement

5.1.1 General

(a) The Seller has the full right, title, power, capacity and authority to enter into this Agreement and the authority to complete all obligations hereunder, and the Seller has taken all actions necessary to authorize the execution and delivery, and the observance and performance of its covenants and obligations under this Agreement and the Closing Documents to which he is or will be a party.

(b) The Seller is the registered holder and beneficial owner of the Purchased Shares, free and clear of Encumbrances other than in respect of the VBNC Agreement.

(c) The Company is the registered holder and beneficial owner of all of the issued and outstanding capital stock of VBHC.

(d) VBHC is the registered holder and beneficial owner of a 90% interest in and is the general partner of LNRLP.

(e) The Purchased Shares comprise a 43.75% indirect beneficial interest in LNRLP.

(f) There exist no options, agreements or rights held by any party to acquire securities or interests in the Company, VBHC or LNRLP; other than pursuant to the Adjustment Agreement, the Archean Unanimous Shareholders Agreement, the Labrador Option Agreement, the VBNC Agreement and the LNRLP Agreement.

(g) The Company and VBHC are valid and subsisting corporations duly incorporated and in good standing under the laws of Newfoundland and Labrador.

(h) LNRLP is a valid and subsisting limited partnership duly formed under the laws of Ontario.

(i) LNRLP owns 100% of the Royalty.

(j) To the best of the Seller's knowledge, the Company, VBHC and LNRLP are not in default of any Federal or Provincial laws.

(k) All of the material transactions of the Company have been promptly and properly recorded or filed in or with the books or records of the Company and the minute books of the Company contain all records of the meetings and proceedings of the Company's directors and shareholders since its incorporation.

(l) All of the material transactions of VBHC have been promptly and properly recorded or filed in or with the books or records of VBHC and the minute books of VBHC contains all records of the meetings and proceedings of VBHC's directors and shareholders since its incorporation.

(m) All of the material transactions of LNRLP have been promptly and properly recorded or filed in or with the books or records of LNRLP and the minute books of LNRLP contain all records of the meetings and proceedings of LNRLP's partners and executive committee since its formation.

(n) The Company, VBHC and LNRLP hold all material licenses and permits that are required for carrying on their business in the manner in which such businesses have been carried on and each of the foregoing is in full force and effect.

(o) The Company and VBHC have the corporate power and capacity to own the assets owned by them and to carry on the businesses carried on by them and the Company and VBHC are duly qualified to carry on business in all jurisdictions in which they carry on business.

(p) There are no material liabilities of the Company, on a consolidated basis, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Company's Financial Statements as at February 14, 2005 and which are duly recorded in the books and records of the Company and those incurred in the Divesting Transactions, and at Closing, the Company on a consolidated basis will have no liabilities other than the Northstar Payable.

(q) Since February 14, 2005 there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company, VBHC or LNRLP, or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the business or assets of the Company, or the right or capacity of the Company to carry on its business.

(r) To the best of the Seller's knowledge all Tax Returns of the Company, VBHC and LNRLP required by law to have been filed have been filed and are substantially true, complete and correct and all Taxes and other government charges of any kind whatsoever of the Company, VBHC and LNRLP have been paid or accrued in the Financial Statements.

(s) Other than as disclosed in Schedule "B" hereto the Seller has no knowledge or notice of any actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or pending or threatened against or affecting the Company, VBHC or LNRLP or its directors, officers or promoters at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind

whatsoever which would result in an adverse material change in the financial position, business or prospects of the Company, VBHC or LNRLP and, to the best of his knowledge, there is no basis therefor.

5.1.2 Corporate Matters

(a) No proceedings have been taken or authorized by each of the Company, VBHC and LNRLP, the Seller or, to the best of the Seller's knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of each of the Company, VBHC and LNRLP or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Company excepting as contemplated by and in the Adjustment Agreement;

(b) This Agreement has been, and each Closing Document to which the Seller is a party will on Closing be, duly executed and delivered by the Seller, and this Agreement constitutes, and each Closing Document to which the Seller is a party will on Closing constitute, a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms;

(c) The Company, VBHC and LNRLP, as applicable, have all necessary power and authority to own the Assets and to carry on the Business as at present carried on. The Company, VBHC and LNRLP, as applicable, possesses all licences material to the conduct of the Business. At the time of Closing, neither the nature of the Business nor the location or character of any of the Assets requires each of the Company, VBHC and LNRLP to be registered, licensed or otherwise qualified or to be in good standing in any jurisdiction other than jurisdictions where it is duly registered, licensed or otherwise qualified and in good standing for such purpose;

(d) A true copy of the Articles and all by-laws or other constating documents of each of the Company, VBHC and LNRLP have been delivered to the Buyer by the Seller on or before the date hereof. The Articles and such by-laws and such other constating documents of each of the Company, VBHC and LNRLP constitute all of the constating documents and by-laws and such other constating documents of each of the Company, VBHC and LNRLP, and each are complete and correct and are in full force and effect;

(e) The original or true copies of all corporate records of each of the Company and VBHC and, in respect of LNRLP, any records of the executive committee thereof, have been delivered to the Buyer's solicitors for review prior to the date hereof. Such corporate records have been maintained in accordance with applicable law and contain complete and accurate records of

(i) minutes of all meetings of the directors, any committee thereof and the shareholders of each of the Company and VBHC and LNRLP held since the date of incorporation;

(ii) originals of all resolutions of the directors, any committee thereof and the shareholders of each of the Company and VBHC and LNRLP passed by signature in writing since the date of incorporation; and

(iii) all waivers, notices and other documents required by law to be contained therein, and reflect all actions taken and resolutions passed by the directors and shareholders of each of the Company and VBHC and LNRLP since the date of incorporation.

(f) All resolutions contained in such records have been duly passed and all such meetings have been duly called and held;

(g) The share certificate books, register of shareholders, register of transfer and registers of directors of each of the Company and VBHC and register of Units of LNRLP are complete and accurate and all applicable security transfer or documentary stamp taxes payable in respect of shares of each of the Company and VBHC and in respect of the Units have been duly paid; and

(h) Schedule "A" accurately summarizes the Divesting Transactions whereby the Company and VBHC, as the case may be, entered into certain transactions involving Altius, Altius Minerals, LNRLP, Northstar Exploration Ltd., 10401 Newfoundland Ltd., and the Seller and Chislett, as the case may be, and related dividend declarations and payments.

5.1.3 Authorized and Issued Capital of each of the Company, VBHC and LNRLP

(a) The authorized capital of each of the Company and VBHC and LNRLP consists of (i) as to the Company, an unlimited number of common shares and an unlimited number of preference shares of which only 972 and 4892/5139 common shares are as at the date hereof validly issued and are outstanding (ii) as to VBHC, an unlimited number of common shares and an unlimited number of preference shares of which only 1,000 common shares have been validly issued and are outstanding and (iii) as to LNRLP, 9,000,000 class A units and 1,000,000 class B units, of which only 9,000,000 class A units and 1,000,000 class B units have been validly issued and are outstanding.

5.1.4 Title to Shares

(a) The number of Purchased Shares, being 472 and 4892/5139 Common Shares, are owned by the Seller beneficially and of record and the Purchased Shares are all of the securities of the Company, owned, beneficially or of record by the Seller.

(b) The Seller now has, and on Closing, the Buyer shall acquire, good and marketable title to the Purchased Shares, free and clear of all Encumbrances.

(c) The Purchased Shares, together with the Chislett shares constitute all of the issued and outstanding securities of the Company, there are no restrictions on the transfer of the Purchased Shares except those set forth in the Articles other than pursuant to the Archean Unanimous Shareholder Agreement (which agreement will be terminated on or before the Closing Date).

5.1.5 No Options

(a) No Person other than the Buyer has any oral or written agreement, option, warrant, right, privilege or any other right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase, subscription or issuance of any unissued shares or units, of each of the Company, VBHC and LNRLP.

5.1.6 No Subsidiaries

(a) The Company does not own any shares in or securities of any other body corporate, other than VBHC.

5.1.7 Absence of Conflicting Agreements

(a) None of the execution and delivery of, or the observance and performance by the Seller of, any covenant or obligation under this Agreement or any Closing Document to which it is a party, the transfer of the Purchased Shares to the Buyer, or the Closing:

(i) contravenes or results in, or will contravene or result in, a violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(A) any Applicable Law;

(B) any Material Contract or licence;

(C) the Articles, by-laws, directors or shareholders resolutions or partnership resolutions of the Seller or each of the Company, VBHC and LNRLP; or

(D) the provisions of any agreement, obligation or instrument to which the Seller or each of the Company, VBHC and LNRLP is a party, or by which either of them or the Assets are bound or affected; or

(ii) result in the creation or imposition of any Encumbrance on the Seller, each of the Company, VBHC and LNRLP or any of the Assets.

5.1.8 Consents, Approvals

(a) Excepting as to the consent to transfer the July 29, 2004 temporary work camp license from the Company to Northstar Exploration Ltd., which consent has been sought from the Minister of Natural Resources, no consent, approval, licence, order, authorization, registration or declaration of, or filing with, any governmental authority or other person is required by the Seller or each of the Company, VBHC and LNRLP, in connection with (a) the transfer of the Purchased Shares to the Buyer, (b) the Closing (c) the execution and delivery by the Seller of this Agreement or the Closing Documents to which it is a party, (d) the observance and performance by the Seller of its obligations under this Agreement or the Closing Documents to which it is a party or (e) to avoid the loss

of any Licence relating to the Business; other than the filing of a notice of change of directors and a notice of change of registered office with the Registrar of Companies of the Province of Newfoundland and Labrador.

5.1.9 The Financial Statements

(a) The Financial Statements:

(i) have been prepared in accordance with Canadian Generally Accepted Accounting Principles, applied on a basis consistent with that of the preceding periods;

(ii) are complete and accurate in all respects;

(iii) accurately disclose the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of each of the Company, VBHC and LNRLP and the results of the operations of each of the Company, VBHC and LNRLP, as at the dates thereof and for the periods covered thereby;

(iv) reflect all proper accruals as at the dates thereof and for the periods covered thereby of all amounts which, though not payable until a time after the end of the relevant period, are attributable to activities undertaken during that period; and

(v) contain or reflect adequate reserves for all normal business expenses, including those contemplated for Closing, liabilities and obligations of each of the Company, VBHC and LNRLP of any nature, whether absolute, contingent or otherwise, matured or unmatured, as at the date thereof.

(b) No information has become available to each of the Company, VBHC and LNRLP that would render the Financial Statements incomplete or inaccurate. The Condition of the Business as of the date hereof is at least as good as the financial condition reflected in the Interim Statements.

5.1.10 Undisclosed Liabilities

(a) The Company, VBHC and LNRLP have no liabilities (whether accrued, absolute, contingent or otherwise, matured or unmatured) of any kind except:

(i) liabilities disclosed or provided for in the Financial Statements which reflect the amount of the Northstar Payable due to Northstar Exploration Ltd.; and

(ii) liabilities incurred in the ordinary course of business since the date of the Interim Statements, which are consistent with past practice, are not, in the aggregate, material and adverse to each of the Company, VBHC and LNRLP or the Purchased Shares, or to the Business and do not violate any

covenant contained in this Agreement or constitute a breach of any representation or warranty made in or pursuant to this Agreement.

5.1.11 Absence of Changes

(a) Since February 14, 2005:

(i) each of the Company, VBHC and LNRLP has conducted the Business in the ordinary course, has not incurred any debt, obligation or liability out of the ordinary course of business or of an unusual or extraordinary nature and has used its best efforts to preserve the Business and the Assets;

(ii) there has not been any change in the Business other than changes in the ordinary course of business, and such changes have not, either individually or in the aggregate, been and have not had nor may they be reasonably expected to have, either before or after the Closing Date, an adverse effect on the Business;

(iii) to the knowledge of the Seller, there has not been any change in, or creation of, any applicable law, any termination, amendment or revocation of any licence or any damage, destruction, loss, labour dispute or other event, development or condition of any character (whether or not covered by insurance) which has had, or could have, an adverse affect on each of the Company, VBHC and LNRLP, or the Business; and

(iv) there has not been any change in the accounting principles, policies, practices or procedures of each of the Company, VBHC and LNRLP or their application to each of the Company, VBHC and LNRLP.

5.1.12 Absence of Unusual Transactions

(a) Except as contemplated by this Agreement, since February 14, 2005, each of the Company, VBHC and LNRLP has not:

(i) transferred, assigned, sold or otherwise disposed of any of the Assets or cancelled any debts or claims;

(ii) incurred or assumed any obligation or liability (fixed or contingent) other than obligations or liabilities included in the Financial Statements and obligations and liabilities incurred since in the ordinary course of business;

(iii) settled any liability, claim, dispute, proceedings, suit or appeal pending against it or against any of the Assets;

(iv) discharged or satisfied any lien or encumbrance, or paid any obligation or liability (fixed or contingent) other than liabilities included in the Financial Statements and liabilities incurred since February 14, 2005;

(v) suffered an extraordinary loss;

(vi) made any material change with respect to any method of management operation or accounting in respect of the Business;

(vii) waived or omitted to take any action in respect of any rights of substantial value or entered into any commitment or transaction if such loss, rights, commitment or transaction is or would be material in relation to the Assets or the Business;

(viii) created any encumbrance on any of the Assets or suffered or permitted any such Encumbrance that has arisen on the Assets since that date to remain;

(ix) modified, amended or terminated any contract, agreement or arrangement to which it is or was a party, or waived or released any right which it has or had;

(x) incurred any debt, liability or obligation for borrowed money, or incurred any other debt, liability or obligation except in the ordinary course of its business;

(xi) issued or sold any of its shares, bonds, debentures or other securities or issued, granted or delivered any right, option or other commitment for the issuance of any such securities;

(xii) other than in connection with the divestment of the Divested Assets and the Adjustment Agreement, declared or paid any dividend or other distribution in respect of any shares in its capital or purchased or redeemed any such shares;

(xiii) entered into or become bound by any contract, agreement or arrangement, written or oral, other than this Agreement;

(xiv) modified, amended or terminated any contract, agreement or arrangement to which it is or was a party, or waived or released any right which it has or had, other than in the ordinary course of its business; or

(xv) authorized or agreed or otherwise become committed to do any of the foregoing.

5.1.13 Tax Matters

(a) Tax Returns. Each of the Company, VBHC and LNRLP has prepared and filed all Tax Returns, on time and with all appropriate Governmental Authorities for all fiscal periods ending prior to the date hereof. Each such Tax Return was correct and complete at the time of filing. True copies of all Tax Returns prepared and filed by each of the Company, VBHC and LNRLP during the past five years have been given to the Buyer on or before the date hereof;

(b) Payment of Taxes. Each of the Company, VBHC and LNRLP has paid all Taxes due and payable as reflected on its Tax Returns and has paid all assessments and

reassessments it has received in respect of Taxes. Each of the Company and VBHC and LNRLP has paid in full all Taxes accruing due on or before the date hereof which are not reflected in its Tax Returns or will have made adequate provision in the Financial Statements for the payment of such Taxes. The provisions for Taxes reflected in the Financial Statements are sufficient to cover all liabilities for Taxes that have been assessed against each of the Company and VBHC and LNRLP whether or not disputed, or that are accruing due by each of the Company and VBHC and LNRLP during the periods covered by the Financial Statements and all prior periods. The Taxes payable by the Company and VBHC as set out in the Interim Statements have been paid, and each of the Company and VBHC and LNRLP is not liable for any Taxes at the date hereof or for the payment of any instalments in respect of Taxes due in respect of its current taxation year and no such Taxes are required to be provided for;

(c) Reassessments. There are no reassessments of Taxes that have been issued and are outstanding. No Governmental Authority has challenged, disputed or questioned each of the Company and VBHC and LNRLP in respect of Taxes or of any Tax Returns. Each of the Company and VBHC and LNRLP is not negotiating any draft assessment or reassessment with any Governmental Authority. The Seller is not aware of any contingent liabilities of each of the Company and VBHC and LNRLP for Taxes or any grounds for an assessment or reassessment including aggressive treatment of income, expenses, credits or other claims for deduction under any return, filing or report. Each of the Company and VBHC and LNRLP has not received any indication from any Governmental Authority that an assessment or reassessment is proposed in respect of any Taxes, regardless of its merits. Each of the Company and VBHC and LNRLP has not executed or filed with any Governmental Authority any agreement extending the period for assessment, reassessment or collection of any Taxes; and

(d) Withholdings. Each of the Company and VBHC and LNRLP has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada all amounts required by law and will continue to do so until the Closing Time and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority. Each of the Company and VBHC and LNRLP has remitted all pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees to the proper Governmental Authority within the time required by Applicable Law. Each of the Company and VBHC and LNRLP has charged, collected and remitted on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made by each of the Company and VBHC and LNRLP.

5.1.14 Tax Accounts and Tax Attributes.

(a) Schedule "C" accurately sets out the paid-up capital of all of the issued and outstanding shares of each of the Company and VBHC, and the adjusted cost base and allocations in respect of VBHC and the Company in respect of LNRLP for the purposes of the *Income Tax Act* (Canada) or any equivalent provincial statute;

(b) Schedule "D" accurately sets out each of the Company and VBHC's non-capital losses (as defined in the *Income Tax Act* (Canada) and any relevant provincial taxing statute) for the purposes of such statutes in respect of the last seven taxation years ending on or before the Closing Date. Schedule "D" accurately sets out each of the Company and VBHC's net capital losses (as defined in the *Income Tax Act* (Canada) and any relevant provincial taxing statute) for the purposes of such statutes in respect of each taxation year ending on or before the Closing Date. Notices of determination of loss have neither been requested by nor issued to either the Company or VBHC;

(c) There exist no investment tax credits (as defined in the *Income Tax Act* (Canada) and any relevant provincial tax statute) still available to the Company or VBHC as at the date hereof. In accordance with the administrative position of the Customs and Revenue Agency, LNRLP does not file any partnership information returns under section 229 of the Regulations to the *Income Tax Act* (Canada) or related materials. The elections filed by the Company and VBHC under any of ss. 83(2), s. 85(1) or 97(2) of the *Income Tax Act* (Canada) are listed in Schedule "E".

(d) Schedule "F" accurately sets out the status (including the current balance, if any) of each of each of the Company, VBHC and LNRLP's following tax accounts as of the Closing Date:

(i) the adjusted cost base of each of the Company, VBHC and LNRLP's capital properties;

(ii) the cost of each of the Company, VBHC and LNRLP's depreciable properties for capital cost allowance purposes;

(iii) the capital cost allowance taken on each class of each of the Company, VBHC and LNRLP's depreciable property;

(iv) the undepreciated capital cost of each class of each of the Company, VBHC and LNRLP's depreciable property;

(v) the Company's and VBHC's cumulative eligible capital account;

(vi) the Company's and VBHC's cumulative Canadian development expense;

(vii) the Company's and VBHC's cumulative Canadian exploration expense;

(viii) Each of the previous seven accounts shall be as defined in the *Income Tax Act* (Canada) and any relevant provincial taxing statute;

(ix) the input tax credits, as defined in the *Excise Tax Act* for the purposes of GST and HST; and

(x) the GST and HST refunds applied for and which are owing at the date hereof.

(e) Canadian Resource Property. To the best of the Seller's knowledge, the Royalty is a "Canadian resource property" as defined in subsection 66(15) of the *Income Tax Act* (Canada), as it would be amended by draft legislation released on February 27, 2004.

(f) Non-arm's Length Transactions. Excepting as to the transactions whereby LNRLP was formed and acquired the Business, whereby VBHC acquired its interest in LNRLP from the Company and whereby the Company has divested itself of the Divested Assets, (i) each of the Company, VBHC and LNRLP has never acquired or had the use of any of its Assets from a Person ("a Related Person") with whom each of the Company, VBHC and LNRLP was not dealing at arm's length, as determined under the *Income Tax Act* (Canada), and (ii) each of the Company, VBHC and LNRLP has never disposed of any Asset to a Related Person for proceeds less than the fair market value of that Asset. Except as part of the Divesting Transactions, each of the Company, VBHC and LNRLP shall neither acquire nor dispose of any of its Assets to any Related Person prior to the Closing Time except as contemplated by this Agreement.

(g) The Seller is not a non-resident of Canada with the meaning of the *Income Tax Act* (Canada).

5.1.15 Contracts

(a) Except for the Material Contracts, and except for such contracts, agreements or commitments entered into as part of the Divesting Transactions, each of the Company, VBHC and LNRLP are not a party to or bound by any material contract, agreement, lease or commitment, whether oral or written. True and correct copies of the Material Contracts have been delivered to the Buyer or its solicitors prior to the date hereof; and

(b) The Material Contracts are all in good standing and in full force and effect with no amendments. All of the Material Contracts are valid and binding obligations of the parties thereto enforceable in accordance with their respective terms. Each of the Company, VBHC and LNRLP have complied with all terms thereof, have paid all amounts due thereunder, has not waived any rights thereunder and no default or breach exists in respect thereof on the part of any of the parties thereto and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach. All amounts payable to each of the Company, VBHC and LNRLP under the Material Contracts are still due and owing to each of the Company, VBHC and LNRLP without any right of set-off. Each of the Company, VBHC and LNRLP are not a party to any contract which it does not have the capacity to perform, including the necessary personnel, equipment and supplies. No purchase commitment of each of the Company, VBHC and LNRLP is in excess of its normal business requirements or is not terminable by each of the Company, VBHC and LNRLP without penalty on 30 days' notice.

5.1.16 Absence of Guarantees

(a) The Company, VBHC and LNRLP have not given nor agreed to give, and is not a party to or bound by, any guarantee of indebtedness or other obligations of third parties nor any other commitment by which each of the Company, VBHC and LNRLP is, or is contingently, responsible for such indebtedness or other obligations.

5.1.17 Restrictions on Business

(a) Other than in respect of the Divesting Transactions, the Company, VBHC and LNRLP are not a party to any agreement, lease, mortgage, security document, obligation or instrument, or subject to any restriction in the Articles, its by-laws or its directors' or shareholders' resolutions or subject to any restriction imposed by any governmental or regulatory authority or subject to any applicable law or order which could restrict or interfere with the conduct of its Business or its use of the Assets or which could limit or restrict or otherwise adversely affect the Purchased Shares, the Assets or the Business, other than pursuant to the Labrador Option Agreement, the VBNC Agreement, the LNRLP Agreement or pursuant to statutory provisions and restrictions of general application to its business.

5.1.18 Compliance with Applicable Law

(a) Each of the Company, VBHC and LNRLP has conducted and is conducting the Business in compliance with all Applicable Laws, and is not in breach of any Applicable Laws.

5.1.19 Employees

(a) Effective as and from December 31, 2004, the Company has no employees and the Company has no obligations of any nature, whether accrued, accruing, contingent or otherwise in respect of any persons who were previously employed by the Company.

(b) VBHC and LNRLP have never had any employees.

5.1.20 No Litigation

(a) Except as disclosed in Schedule B, there is no claim, demand, suit, action, cause of action, dispute, proceeding, litigation, investigation, grievance, arbitration, governmental proceeding or other proceeding including appeals and applications for review, in progress against, by or relating to each of the Company, VBHC and LNRLP, nor are any of the same pending or threatened. Neither the Seller nor each of the Company, VBHC and LNRLP are aware of any state of facts which would provide a valid basis for any of the foregoing. There is not at present outstanding or pending against any of the Company, VBHC and LNRLP or any order that affects any of the Company, VBHC and LNRLP in any way or that in any way relates to this Agreement or the transactions contemplated in it.

5.1.21 Insurance

(a) The Company, VBHC and LNRLP have not and do not maintain insurance against liability, loss and damage.

5.1.22 Titles to Properties

(a) Each of the Company, VBHC and LNRLP has good and marketable title to all of the Assets free and clear of all Encumbrances, other than pursuant to the Labrador Option Agreement and the VBNC Agreement. The Assets constitute all of the assets owned by or controlled by or licensed to each of the Company, VBHC and LNRLP which are necessary or desirable to operate the Business as it has been operated by each of the Company, VBHC and LNRLP in the ordinary course in the past.

5.1.23 Intellectual Property Rights

(a) The Company, VBHC and LNRLP own no intellectual property rights other than the Archean logo, the rights to which will be transferred as part of the Divested Assets.

5.1.24 Environmental Matters

(a) Compliance

All operations of each of the Company, VBHC and LNRLP are now and always have been in compliance in all respects with all applicable environmental laws and all environmental permits. The representations and warranties in this paragraph are not limited by any of the other representations and warranties set out in the subsequent paragraphs of this Section.

(b) Environmental Permits

The Company's environmental permits are in full force and effect unamended, have been complied with in all respects and there are no proceedings in progress, or to the knowledge of the Seller or each of the Company, VBHC and LNRLP pending or threatened, which may result in the cancellation, revocation, suspension, or modification of any environmental permit. No environmental permit will become void or voidable as a result of the Closing nor is any consent of any person required to the transactions contemplated hereby in order to maintain any environmental permit in full force and effect.

(c) Remedial Orders

None of the Company, VBHC and LNRLP, the Business nor the Assets are the subject of any remedial order, nor to the knowledge of the Seller or the Company, VBHC and LNRLP, has any investigation, evaluation or other proceeding been commenced to determine whether any such remedial order is necessary.

(d) No Changes in Environmental Laws

To the knowledge of the Seller, there are no pending or proposed changes to environmental laws which would render unlawful or restrict the operations of the Company, VBHC LNRLP, or the Business.

(e) No Offences

(i) None of the Company, VBHC or LNRLP has been charged with or convicted of an offence for non-compliance with or breach of any environmental law nor has each of the Company, VBHC and LNRLP been fined or otherwise sentenced for non-compliance with or breach of any environmental law nor has each of the Company, VBHC and LNRLP settled any prosecution short of conviction for non-compliance with or breach of any environmental law; and

(ii) None of the Company, VBHC or LNRLP has received any notice of judgment or commencement of proceedings of any nature, or experienced any search and seizure, nor to the knowledge of the Seller is each of the Company, VBHC and LNRLP under investigation related to, any breach or alleged breach of or non-compliance with any environmental law.

(f) Reporting

Each of the Company, VBHC and LNRLP has provided all reports and information to the appropriate governmental authority as required by such governmental authority pursuant to all applicable environmental laws and the environmental permits. The Seller has fully disclosed to the Buyer the circumstances in which such reports have been filed. Copies of such reports and any supporting material have been provided to the Buyer.

(g) No Release or Disposal of Hazardous Substances

All hazardous substances generated, handled, stored, treated, processed, transported or disposed of by or on behalf of each of the Company, VBHC and LNRLP have been generated, handled, stored, treated, processed, transported or disposed of in compliance with all applicable environmental laws and applicable environmental permits.

(h) Documents, Records and Environmental Compliance Reviews

The Company, VBHC and LNRLP has maintained all documents and records concerning the environment in the manner and for the time periods required by environmental laws. Copies of all environmental compliance reviews done by or on behalf of each of the Company, VBHC and LNRLP or any other Person in respect of the Business or the Assets or any part of them have been provided to the Buyer.

(i) Specific Issues

None of the Seller, the Company, VBHC or LNRLP has received any environmental notice that Company, VBHC and LNRLP is, or is potentially, responsible for any clean-up, remediation or corrective action under any environmental laws and each has no knowledge, after having made due inquiry and investigation, of any facts which could give rise to any such environmental notice.

5.1.25 Occupational Health and Safety

(a) The Seller has provided the Buyer with any inspection reports under occupational health and safety legislation relating to each of the Company, VBHC and LNRLP. There are no outstanding inspection orders nor to the knowledge of the Seller any pending or threatened charges made under any occupational health and safety legislation relating to each of the Company, VBHC and LNRLP or the Business. There have been no fatal or critical accidents within the last year which might lead to charges under occupational health and safety legislation. Each of the Company, VBHC and LNRLP has complied in all respects with any orders issued under occupational health and safety legislation. There are no appeals of any orders under occupational health and safety legislation relating to each of the Company, VBHC and LNRLP which are currently outstanding.

5.1.26 Workers' Compensation

(a) There are no notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment (collectively, "assessments") or any other communications related thereto which each of the Company, VBHC and LNRLP has received from any workers' compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the Business is carried on and there are no assessments which are unpaid on the date hereof or which will be unpaid at the Closing Time and there are no facts or circumstances specifically pertaining to each of the Company, VBHC and LNRLP prior to Closing which may result in an increase in liability to each of the Company, VBHC and LNRLP from any applicable workers' compensation or workplace safety and insurance legislation, regulations or rules after the Closing Time. Each of the Company, VBHC and LNRLP's accident cost experience relating to the Business is such that there are no pending or possible assessments and there are no claims or potential claims which may adversely affect each of the Company, VBHC and LNRLP's accident cost experience.

5.1.27 Real Property and Leased Premises

(a) The Company, VBHC and LNRLP have never owned any real or leased property and will not at Closing own any leased property excepting only as to the Divested Assets and will not at Closing own any real or leased property.

5.1.28 No Expropriation

(a) The Company, VBHC and LNRLP has not received any notice of expropriation of all or any of the Assets and none of the Company, VBHC and LNRLP nor the Seller is aware of any expropriation proceeding pending or threatened against or affecting the Assets nor is aware of any discussions or negotiations which could lead to any such expropriation.

5.1.29 Government Grants

(a) There are no contracts or agreements relating to grants or other forms of assistance, including loans with interest at below market rates, received by any of the Company, VBHC and LNRLP from any governmental or regulatory authority.

5.1.30 Business in Compliance with Law

(a) The operations of each of the Company, VBHC and LNRLP are conducted in all respects, in compliance with all Applicable Laws of each jurisdiction in which the Business has been and is carried on and neither the Seller nor each of the Company, VBHC and LNRLP has received any notice of any alleged breach of any such Applicable Laws.

5.1.31 Restrictive Covenants

(a) Other than in respect of the Labrador Option Agreement, the VBNC Agreement and the LNRLP Agreement, the Company, VBHC and LNRLP is not a party to or bound or affected by any commitment, agreement or document which limits the freedom of each of the Company, VBHC and LNRLP to compete in any line of business, transfer or move any of its assets or operations or which does or could affect the business practices, operations or conditions of each of the Company, VBHC and LNRLP after the Closing.

5.1.32 Equipment Leases

(a) Except as may form part of the Divested Assets, each of the Company, VBHC and LNRLP are not a party to any leases of equipment.

5.1.33 Licences

(a) Copies of any licences necessary or desirable for the operation of the Business and the ownership of the Assets have been delivered to the Buyer. Each of the Company, VBHC and LNRLP is in compliance in all respects with all terms, provisions and conditions of the licences and there are no proceedings in progress, or pending or threatened, which may result in revocation, cancellation, suspension or any adverse modification of any of the licences. No licence is void or voidable as a result of the completion of the transactions contemplated hereby or by the closing documents nor is any consent or approval of any person required to ensure the continued validity and effectiveness of any licence in connection with the purchase of the Purchased Shares, this Agreement, any closing document or the transactions contemplated hereby or thereby.

5.1.34 Accounts Receivable

(a) Each of the Company, VBHC and LNRLP has no accounts receivable other than for refunds of Taxes.

5.1.35 Books and Records

(a) The Seller has made available to the Buyer all books and records of or relating to each of the Company, VBHC and LNRLP (the "**Books and Records**"). Such Books and Records fairly and correctly set out and disclose in all respects the financial position of each of the Company, VBHC and LNRLP in accordance with good business practice and all financial transactions relating to each of the Company, VBHC and LNRLP have been accurately recorded in such Books and Records. The Books and Records:

(i) accurately reflect the basis for the financial condition and the revenues, expenses and results of operations of each of the Company, VBHC and LNRLP shown in the Financial Statements; and

(ii) together with all disclosures made in this Agreement or in the schedules hereto, present fairly the financial condition and the revenues, expenses and results of the operations of each of the Company, VBHC and LNRLP as of and to the date hereof.

(b) No information, records or systems pertaining to the operation or administration of each of the Company, VBHC and LNRLP are in the possession of, recorded, stored, maintained by or otherwise dependent on any other Person, excepting as to those legal, tax and industry professionals who have advised the Seller, the Company, VBHC and LNRLP in connection with the matters and transactions contemplated by this Agreement. The Seller has disclosed the existence of and made available for review by the Buyer all the Books and Records.

(c) The Books and Records shall be retained by the Seller and Chislett following Closing, and the Seller undertakes to provide copies of all or any part of the Books and Records as may be reasonably requested by the Buyer following Closing.

5.1.36 No Joint Venture Interests

(a) Other than as disclosed herein, none of the Company, VBHC and LNRLP is, nor has it agreed to become, a partner, member, owner, proprietor or equity investor of or in any partnership, joint venture, co-tenancy or other similar jointly-owned business undertaking or to acquire or lease any other business operation and does not have any other investment interests in any similar business owned or controlled by any third party.

5.1.37 Family Law – Spouse

(a) The Seller's spouse or former spouse has not in any manner whatever contributed work, money or money's worth in respect of the acquisition, management, maintenance, operation or improvement of each of the Company, VBHC and LNRLP nor has the Seller's spouse assumed any responsibility within the meaning of any applicable laws which would or could potentially give him or her an interest in any or all of the Purchased Shares. No order has been given under any Applicable Law which would or does affect the Purchased Shares or the Seller's title thereto in any manner whatever nor is there any application threatened or pending under any Applicable Law or otherwise the Seller's spouse for an order which might affect the Purchased Shares or Seller's title thereto.

5.1.38 Disclosure

(a) No representation or warranty in this Agreement contains any untrue statement of a material fact and the representations and warranties contained in this Agreement do not omit to state any known material fact necessary to make any of the representations or warranties contained herein not misleading to a prospective purchaser of the Purchased Shares seeking full information as to the Purchased Shares, each of the Company, VBHC and LNRLP, the Business and the Assets. Without limiting the scope of the foregoing, and as provided for in this Agreement, the Seller is not aware of any change, event or occurrence that has taken place or is pending that has, or in the future could have, a material adverse effect on the value or ownership of the Purchased Shares, each of the Company, VBHC and LNRLP, the Business and the Assets, or the ability of Company, VBHC and LNRLP to operate the Business subsequent to the Closing Date in the manner in which it has been operated by each of the Company, VBHC and LNRLP prior to the Closing Date, or which could increase the costs incurred by Company, VBHC and LNRLP in operating the Business subsequent to the Closing Date, including any pending or present change in any Applicable Law or other requirement, including the obtaining or maintenance of licences or approvals.

5.1.39 Management Agreement Termination

The Management Agreement was terminated on or before April, 1997.

5.1.40 Accuracy at Closing Date

Each representation and warranty of the Seller contained in this Agreement shall be true and correct as of the Closing Date as if made at and as of the Closing Date except to the extent that it is affected by the occurrence of events or transactions expressly permitted by this Agreement.

5.1.41 Receipt of Prospectus

The Seller acknowledges having received a copy of the Prospectus.

5.2 Seller's Covenant

(a) The Seller covenants that concurrently upon execution of this Agreement he will comply with the notice and right of first offer provisions and requirements in favour of VBNC in the VBNC Agreement, and that he shall diligently and in good faith use his best efforts to comply with his obligations under such agreements so as to permit the Closing to proceed on the Closing Date.

(b) The Seller shall cause the Company, VBHC and LNRLP to prepare and file all Tax Returns of the Company, VBHC and LNRLP required to be filed after the Closing Date in respect of periods ending on or before or which include the Closing Date, and concurrently with such filing shall provide to the Buyer a copy of each such Tax Return as filed, subject to IRC causing such returns to be promptly executed on behalf of the Company or VBHC as applicable.

6. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE BUYER

6.1 Representations, Warranties of the Buyer

The Buyer represents and warrants to the Seller that

(a) It has the full right, title, power, capacity and authority to enter into this Agreement and the authority to complete all obligations under this Agreement, subject only to obtaining the Regulatory Approvals and completion of the necessary financing to pay the cash portion of the purchase price for the Purchased Shares in conjunction with the Buyer's Initial Public Offering.

(b) On Closing it shall be a reporting issuer under applicable securities laws and policies and that the Founder's Shares and the Verbiski Shares shall be exempt from escrow requirements and hold periods except as may be imposed by Applicable Laws.

(c) The Buyer and the Initial Public Offering shall on Closing have those attributes as set out in the Prospectus and the Initial Public Offering shall have been completed as contemplated by and in the Prospectus.

(d) On Closing the Buyer shall have in place Insurance for the benefit of its directors and senior officers.

(e) There exist no options, agreements or rights held by any party to acquire securities or interests in the Buyer except as disclosed in the Prospectus.

(f) The Buyer is a valid and subsisting corporation duly continued and in good standing under the laws of Canada.

(g) To the best of its knowledge, the Buyer is not in default of any Federal or Provincial laws.

(h) All of the material transactions of the Buyer have been promptly and properly recorded or filed in or with the books or records of the Buyer and the minute

books of the Buyer contain all records of the meetings and proceedings of the Buyer's directors and shareholders since its incorporation.

(i) The Buyer holds all material licenses and permits that are required for carrying on its business in the manner in which such business has been carried on and each of the foregoing is in full force and effect.

(j) The Buyer has the corporate power and capacity to own the assets owned by it and to carry on the businesses carried on by it and the Buyer is duly qualified to carry on business in all jurisdictions in which it carries on business.

(k) There are no material liabilities of the Buyer, on a consolidated basis, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Prospectus and the Buyer's financial statements provided to the Seller except those incurred in the ordinary course of business of the Buyer since the filing of the Prospectus.

(l) Since the filing of the Prospectus there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Buyer, or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the business or assets of the Buyer, or the right or capacity of the Buyer to carry on its business.

(m) All tax returns and reports of the Buyer required by law to have been filed have been filed and are substantially true, complete and correct and all material taxes and other material government charges of any kind whatsoever of the Buyer have been paid or accrued in its financial statements.

(n) There are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting the Buyer or its directors, officers or promoters at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever which would result in an adverse material change in the financial position, business or prospects of the Buyer and, to the best of its knowledge, there is no basis therefor.

6.1.2 Corporate Matters

(a) No proceedings have been taken or authorized by the Buyer or, to the Buyer's knowledge or notice, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Buyer or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Buyer.

(b) This Agreement has been, and each Closing Document to which the Buyer is a party will on Closing be, duly executed and delivered by the Buyer, and this Agreement constitutes, and each Closing Document to which the Buyer is a party will on Closing constitute, a valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms.

(c) The Buyer has all necessary power and authority to own the property and assets, and to carry on the business, as are described in the Prospectus. The Buyer possesses all licences material to the conduct of its business. Neither the nature of the Buyer's business nor the location or character of any of its material property and assets requires the Buyer to be registered, licensed or otherwise qualified or to be in good standing in any jurisdiction other than jurisdictions where it is duly registered, licensed or otherwise qualified and in good standing for such purpose.

(d) A true copy of the Articles and all by-laws or other constating documents of the Buyer has been delivered to the Seller by the Buyer on or before the date hereof. The Articles and such by-laws of the Buyer constitute all of the constating documents and by-laws of the Buyer and each are complete and correct and are in full force and effect.

(e) The original or true copies of all corporate records of the Buyer have been delivered to the Seller's solicitors for review prior to the date hereof. Such corporate records have been maintained in accordance with applicable law and contain complete and accurate records of

(i) minutes of all meetings of the directors, any committee thereof and the shareholders of the Buyer held since the date of incorporation;

(ii) originals of all resolutions of the directors, any committee thereof and the shareholders of the Buyer passed by signature in writing since the date of incorporation; and

(iii) all waivers, notices and other documents required by law to be contained therein, and reflect all actions taken and resolutions passed by the directors and shareholders of the Buyer since the date of incorporation.

(f) All resolutions contained in such records have been duly passed and all such meetings have been duly called and held.

(g) The share certificate books, register of shareholders, register of transfer and registers of directors of the Buyer are complete and accurate and all applicable security transfer or documentary stamp taxes payable in respect of shares of the Buyer have been duly paid.

6.1.3 Authorized and Issued Capital of the Buyer

(a) The authorized capital of the Buyer shall upon Closing be as set forth in the Prospectus.

6.1.4 Title to Shares

(a) The number of IRC Shares to be issued by the Buyer upon Closing shall be as set forth in the Prospectus.

(b) The Seller shall upon Closing acquire, good and marketable title to the Founder's Shares and the Verbiski Shares, free and clear of all Encumbrances. The Founder's Shares and the Verbiski Shares, together with the other IRC Shares shall upon Closing constitute all of the issued and outstanding shares of the Buyer and there shall be no restrictions on the transfer of the Founder's Shares and the Verbiski Shares except as may be set forth in the Articles or pursuant to Applicable Laws.

6.1.5 No Options

(a) Except as disclosed in the Prospectus no Person has any oral or written agreement, option, warrant, right, privilege or any other right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase, subscription or issuance of any unissued shares or units of the Buyer.

6.1.6 No Subsidiaries

(a) The Buyer does not own any shares in or securities of any other body corporate except as disclosed in the Prospectus.

6.1.7 Absence of Conflicting Agreements

(a) None of the execution and delivery of, or the observance and performance by the Buyer of, any covenant or obligation under this Agreement or any Closing Document to which it is a party, the issue of the Founder's Shares and the Verbiski Shares to the Seller, or the Closing:

(i) contravenes or results in, or will contravene or result in, a violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(A) any Applicable Law;

(B) any licence;

(C) the Articles, by-laws, directors or shareholders resolutions of the Buyer; or

(D) the provisions of any material agreement, obligation or instrument to which the Buyer is a party, or by which it or its material property and assets are bound or affected;

(ii) result in the creation or imposition of any Encumbrance on the Buyer or its property and assets, except as disclosed in the Prospectus.

6.1.8 Consents, Approvals

(a) The Buyer shall have obtained at or prior to Closing all regulatory approvals, consents, approvals, licences, orders, authorizations, registrations or declarations

of, or filing with, any governmental authority or other Person required by the Buyer in connection with (a) the issue of the Founder's Shares and the Verbiski Shares to the Seller, (b) the Closing (c) the execution and delivery by the Buyer of this Agreement or the Closing Documents to which it is a party, (d) the observance and performance by the Buyer of its obligations under this Agreement or the Closing Documents to which it is a party or (e) to avoid the loss of any Licence.

6.1.9 The Financial Statements

(a) The Buyer's financial statements provided to the Seller:

(i) have been prepared in accordance with Canadian Generally Accepted Accounting Principles, applied on a basis consistent with that of the preceding periods;

(ii) are complete and accurate in all respects;

(iii) accurately disclose the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Buyer and the results of the operations of the Buyer as at the dates thereof and for the periods covered thereby; and

(iv) reflect all proper accruals as at the dates thereof and for the periods covered thereby of all amounts which, though not payable until a time after the end of the relevant period, are attributable to activities undertaken during that period.

(b) No information has become available to the Buyer that would render its financial statements incomplete or inaccurate. The condition of the Buyer's business as of the date hereof is at least as good as the financial condition reflected in the Buyer's financial statements.

6.1.10 Undisclosed Liabilities

(a) The Buyer has no material liabilities (whether accrued, absolute, contingent or otherwise, matured or unmatured) of any kind except:

(i) liabilities disclosed in the Prospectus or provided for in its financial statements; and

(ii) liabilities incurred in the ordinary course of business since the date of the Buyer's interim statements, which are consistent with past practice, are not, in the aggregate, material and adverse to the Buyer or its business and do not violate any covenant contained in this Agreement or constitute a breach of any representation or warranty made in or pursuant to this Agreement.

6.1.11 Absence of Changes

(a) Since February 3, 2005, the date of the filing of the Prospectus:

(i) the Buyer has conducted its business in the ordinary course, has not incurred any material debt, obligation or liability out of the ordinary course of business or of an unusual or extraordinary nature and has used its best efforts to preserve its property and assets;

(ii) there has not been any change its business other than changes in the ordinary course of business, and such changes have not, either individually or in the aggregate, been and have not had nor may they be reasonably expected to have, either before or after the Closing Date, a material adverse effect on its business;

(iii) to the knowledge of the Buyer, there has not been any change in, or creation of, any applicable law, any termination, amendment or revocation of any licence or any damage, destruction, loss, labour dispute or other event, development or condition of any character (whether or not covered by insurance) which has had, or could have, a material adverse affect on the Buyer; and

(iv) there has not been any material adverse change in the accounting principles, policies, practices or procedures of the Buyer, or their application to the Buyer.

6.1.12 Absence of Unusual Transactions

(a) Since February 3, 2005, the date of filing of the Prospectus, and excepting as contemplated and disclosed in the Prospectus, or in the ordinary course of business, the Buyer has not:

(i) transferred, assigned, sold or otherwise disposed of any of its material property or assets or cancelled any material debts or claims;

(ii) incurred or assumed any material obligation or liability (fixed or contingent) other than obligations or liabilities included in its financial statements and obligations and liabilities incurred since in the ordinary course of business;

(iii) settled any liability, claim, dispute, proceedings, suit or appeal pending against it or against any of its property or assets;

(iv) discharged or satisfied any material lien or encumbrance, or paid any material obligation or liability (fixed or contingent) other than liabilities included in its financial statements and liabilities incurred since February 3, 2005;

(v) made any material change with respect to any method of management operation or accounting in respect of its business;

(vi) waived or omitted to take any action in respect of any rights of substantial value or entered into any commitment or transaction if such loss, rights, commitment or transaction is or would be material and adverse in relation to its property and assets or its business;

(vii) created any Encumbrance on any of its property and assets or its business or suffered or permitted any such Encumbrance that has arisen on its property and assets or its business since that date to remain;

(viii) materially modified or amended, or terminated any of the Buyer's Agreements, or waived or released any material right which it has or had thereunder;

(ix) incurred any material debt, liability or obligation for borrowed money, or incurred any other material debt, liability or obligation of any nature (and in this sub-paragraph "material" shall mean any debt, liability, obligation for borrowed money or obligation exceeding $100,000);

(x) issued or sold any or its shares bonds, debentures or other securities or issued, granted or delivered any right, option or other commitment for the issuance of any such securities;

(xi) declared or paid any dividend or other distribution in respect of any shares in its capital or purchased or redeemed any such shares;

(xii) entered into or become bound by any material contract, agreement or arrangement, written or oral, other than this Agreement;

(xiii) modified, amended or terminated any material contract, agreement or arrangement to which it is or was a party, or waived or released any material right which it has or had, other than in the ordinary course of its business; or

(xiv) authorized or agreed or otherwise become committed to do any of the foregoing.

6.1.13 Tax Matters

(a) Tax Returns. The Buyer has prepared and filed all Tax Returns, on time and with all appropriate governmental authorities for all fiscal periods ending prior to the date hereof. Each such Tax Return was correct and complete at the time of filing. True copies of all Tax Returns prepared and filed by the Buyer during the past year has been given to the Seller on or before the date hereof;

(b) Payment of Taxes. The Buyer has paid all Taxes due and payable as reflected on its Tax Returns and has paid all assessments and reassessments it has received in respect of Taxes. The Buyer has paid in full all Taxes accruing due on or before the date hereof which are not reflected in its Tax Returns or will have made adequate provision in its financial statements for the payment of such Taxes. The

provisions for Taxes reflected in the financial statements are sufficient to cover all liabilities for Taxes that have been assessed against the Buyer, whether or not disputed, or that are accruing due by the Buyer during the periods covered by the financial statements and all prior periods. Except to the extent provided for in the interim statements, the Buyer is not liable for any Taxes at the date hereof or for the payment of any instalments in respect of Taxes due in respect of its current taxation year and, except as aforesaid, no such Taxes are required to be provided for;

(c) Reassessments. There are no reassessments of Taxes that have been issued and are outstanding. No governmental authority has challenged, disputed or questioned the Buyer in respect of Taxes or of any Tax Returns. The Buyer is not negotiating any draft assessment or reassessment with any governmental authority. The Buyer is not aware of any material contingent liabilities of the Buyer for Taxes or any grounds for an assessment or reassessment including aggressive treatment of income, expenses, credits or other claims for deduction under any return, filing or report. The Buyer has not received any indication from any governmental authority that an assessment or reassessment is proposed in respect of any Taxes, regardless of its merits. The Buyer has not executed or filed with any governmental authority any agreement extending the period for assessment, reassessment or collection of any Taxes; and

(d) Withholdings. The Buyer has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada all amounts required by law and will continue to do so until the Closing Time and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority. The Buyer has remitted all pension plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees to the proper governmental authority within the time required by Applicable Law. The Buyer has charged, collected and remitted on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made by it.

6.1.14 Non-arm's Length Transactions.

(a) Excepting as disclosed in the Prospectus (i) the Buyer has never acquired or had the use of any of its property and assets from a Person ("a Related Person") with whom the Buyer was not dealing at arm's length, as determined under the *Income Tax Act* (Canada), and (ii) the Buyer has never disposed of any of its properties or assets to a Related Person for proceeds less than the fair market value of such properties or asset. The Buyer shall neither acquire nor dispose of any of its properties or assets to any Related Person prior to the Closing Time.

(b) The Buyer is a taxable Canadian corporation within the meaning of the *Income Tax Act* (Canada).

6.1.15 Contracts

(a) Except as disclosed in the Prospectus, the Buyer is not a party to or bound by any material contract, agreement, lease or commitment, whether oral or written. True and correct copies of the material contracts, agreements, leases or commitments to which the Buyer is party (the "Buyer's Agreements") have been delivered to the Seller or his solicitors prior to the date hereof; and

(b) The Buyer's Agreements are all in good standing and in full force and effect with no amendments. All of the Buyer's Agreements are valid and binding obligations of the parties thereto enforceable in accordance with their respective terms. The Buyer has complied with all terms thereof, have paid all amounts due thereunder, has not waived any rights thereunder and no default or breach exists in respect thereof on the part of any of the parties thereto and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach. All amounts payable to the Buyer under the Buyer's Agreements are still due and owing to the Buyer without any right of set-off. The Buyer is not a party to any contract which it does not have the capacity to perform, including the necessary personnel, equipment and supplies. No purchase commitment of the Buyer is in excess of its normal business requirements or is not terminable by the Buyer without penalty on 30 days' notice.

6.1.16 Absence of Guarantees

(a) Except in respect of transactions contemplated in the Prospectus, the Buyer has not given nor agreed to give, and is not a party to or bound by, any guarantee of indebtedness or other obligations of third parties nor any other material commitment by which the Buyer is, or is contingently, responsible for such material indebtedness or other obligations.

6.1.17 Restrictions on Business

(a) Except in respect of transactions contemplated in the Prospectus, the Buyer is not a party to any material agreement, lease, mortgage, security document, obligation or instrument, or subject to any restriction in the Articles, its by-laws or its directors' or shareholders' resolutions or subject to any restriction imposed by any governmental or regulatory authority or subject to any applicable law or order which could materially restrict or materially interfere with the conduct of its business or its use of its properties and assets pursuant to statutory provisions and restrictions of general application to its business.

6.1.18 Compliance with Applicable Law

(a) The Buyer has conducted and is conducting its business in material compliance with all Applicable Laws, and is not in breach of any Applicable Laws.

6.1.19 Employees

(a) The Buyer has only those employees as disclosed by and in the Prospectus and Tu Li and Jim Jensen and the Buyer has no obligations of any nature, whether

accrued, accruing, contingent or otherwise in respect of any persons who were previously employed by the Buyer.

6.1.20 Collective Agreements

(a) The Buyer is not a party, either directly or by operation of law, to any Collective Agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Buyer's employees by way of certification, interim certification, voluntary recognition, or successor rights, or has applied or threatened to apply to be certified as the bargaining agent of any of the Buyer's employees. To the knowledge of the Buyer, there are no threatened or pending union organizing activities involving the Buyer's employees.

6.1.21 Benefit Plans

(a) Except as disclosed in the Prospectus, the Buyer has no additional liability or contingent liability with respect to employee benefit plans that impose any binding legal obligation on the Buyer. The Buyer has no formal plan or commitment, whether legally binding or not, to create any additional employee benefit plan or to modify or change any existing employee benefits plans that would affect any of the Buyer's employees or former employees.

6.1.22 No Litigation

(a) There is no material claim, demand, suit, action, cause of action, dispute, proceeding, litigation, investigation, grievance, arbitration, governmental proceeding or other proceeding including appeals and applications for review, in progress against, by or relating to the Buyer, nor are any of the same pending or threatened. The Buyer is not aware of any state of facts which would provide a valid basis for any of the foregoing. There is not at present outstanding or pending against the Buyer any order that affects the Buyer in any way or that in any way relates to this Agreement or the transactions contemplated in it.

6.1.23 Insurance

(a) The Buyer shall have obtained the Insurance upon or prior to Closing.

6.1.24 Titles to Properties

(a) The Buyer has good and marketable title to all of its material properties and assets as described in the Prospectus free and clear of all Encumbrances except as disclosed in or contemplated by the Prospectus.

6.1.25 Environmental Matters

(a) Compliance

All operations of the Buyer are now and always have been in material compliance in all respects with all applicable environmental laws and all environmental permits.

6.1.26 Occupational Health and Safety

(a) The Buyer has provided the Seller with any inspection reports under occupational health and safety legislation relating to the Buyer. There are no outstanding inspection orders nor any pending or threatened charges made under any occupational health and safety legislation relating to the Buyer or its business. There have been no fatal or critical accidents within the last year which might lead to charges under occupational health and safety legislation. The Buyer has complied in all respects with any orders issued under occupational health and safety legislation. There are no appeals of any orders under occupational health and safety legislation relating to the Buyer which are currently outstanding.

6.1.27 Workers' Compensation

(a) There are no notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment (collectively, "assessments") or any other communications related thereto which the Buyer has received from any workers' compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the Buyer's business is carried on and there are no assessments which are unpaid on the date hereof or which will be unpaid at the Closing Date and there are no facts or circumstances which may result in an increase in liability to the Buyer from any applicable workers' compensation or workplace safety and insurance legislation, regulations or rules after the Closing Date. The Buyer's accident cost experience relating to its business is such that there are no pending or possible assessments and there are no claims or potential claims which may adversely affect the Buyer's accident cost experience.

6.1.28 Government Grants

(a) There are no material contracts or agreements relating to grants or other forms of assistance, including loans with interest at below market rates, received by the Buyer from any governmental or regulatory authority.

6.1.29 Business in Compliance with Law

(a) The operations of the Buyer are conducted in all material respects, in compliance with all Applicable Laws of each jurisdiction in which the Buyer's business has been and is carried on and the Buyer has not received any notice of any alleged breach of any such Applicable Laws.

6.1.30 Restrictive Covenants

(a) Other than in respect of the transactions contemplated in the Prospectus the Buyer is not a party to or bound or affected by any material commitment, agreement or

document which limits its freedom to compete in any line of business, transfer or move any of its assets or operations or which does or could affect the business practices, operations or conditions of the Buyer after the Closing.

6.1.31 Books and Records

(a) The Buyer has made available to the Seller all material books and records of or relating to the Buyer (the "**Books and Records**"). Such Books and Records fairly and correctly set out and disclose in all respects the financial position of the Buyer in accordance with good business practice and all financial transactions relating to the Buyer have been accurately recorded in such Books and Records. The Books and Records:

(i) accurately reflect the basis for the financial condition and the revenues, expenses and results of operations of the Buyer shown in the Buyer's financial statements; and

(ii) together with all disclosures made in this Agreement and the Prospectus, present fairly the financial condition and the revenues, expenses and results of the operations of the Buyer as of and to the date hereof.

(b) No information, records or systems pertaining to the operation or administration of the Buyer are in the possession of, recorded, stored, maintained by or otherwise dependent on any other Person. The Seller has disclosed the existence of and made available for review by the Buyer all the Books and Records.

6.1.32 No Joint Venture Interests

(a) Excepting as disclosed in the Prospectus, the Buyer has not agreed to become, a partner, member, owner, proprietor or equity investor of or in any material partnership, joint venture, co-tenancy or other similar jointly-owned business undertaking or to acquire or lease any other material business operation and does not have any other material investment interests in any similar business owned or controlled by any third party.

6.1.33 Disclosure

(a) No representation or warranty in this Agreement contains any untrue statement of a material fact and the representations and warranties contained in this Agreement do not omit to state any material fact necessary to make any of the representations or warranties contained herein not misleading to a prospective purchaser of Common Shares seeking full information as to the Buyer, the IRC Shares and the Buyer's material properties, assets and business. Without limiting the scope of the foregoing, and as provided for in this Agreement, the Buyer is not aware of any change, event or occurrence that has taken place or is pending that has, or in the future could have, a material adverse effect on the value or ownership of the Buyer, the IRC Shares and the Buyer's material properties, assets and business or the ability of the Buyer to operate the business contemplated by the Prospectus subsequent to the Closing Date, including any pending or present change in any

Applicable Law or other requirement, including the obtaining or maintenance of Licences or approvals.

6.1.34 Accuracy at Closing Date

(a) Each representation and warranty of the Buyer contained in this Agreement shall be true and correct as of the Closing Date as if made at and as of the Closing Date except to the extent that it is affected by the occurrence of events or transactions expressly permitted by this Agreement or as contemplated in the Prospectus.

6.2 Covenants of the Buyer

6.2.1

(a) The Buyer covenants to the Seller that it shall diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering within the time frames respectively set forth in hereunder.

(b) The Buyer covenants to the Seller that it shall pay the Northstar Payable to Northstar Exploration Ltd. within 60 days of the Closing Date.

7. CONTINGENCY EARN-OUT - ADDITIONAL PURCHASE PRICE CONSIDERATION PAYABLE BY THE BUYER IF MINERAL RIGHTS TAX ABOLISHED OR DECREASED

7.1 The Buyer acknowledges and confirms its agreement and understanding that the Mineral Rights Tax may be decreased, lowered or abolished following execution of this Agreement (a "Tax Reduction Event") and that, in such event, the Buyer shall pay to the Seller the additional consideration (the "Additional Purchase Price") hereinafter provided for. The Buyer and Seller both acknowledge and confirm that it is not practicable to predict whether or when a Tax Reduction Event might occur or to set a probability for the occurrence of a Tax Reduction Event. Accordingly the Additional Purchase Price shall only become payable if, as and when a Tax Reduction Event should occur.

7.2 In the event that, at any time prior to Closing or during the Tax Adjustment Period, a Tax Reduction Event should occur, such that the Mineral Rights Tax applicable to the Royalty is abolished or the rate of such tax is in any manner whatsoever decreased or lowered, the Buyer agrees that the Additional Purchase Price shall become payable to the Seller, as additional consideration for the Purchased Shares. The amount of the Additional Purchase Price shall be calculated in accordance with the following formula:

$$\text{Reduction Proportion} \times \$21{,}875{,}000\ (\text{CDN}) \times \frac{(3{,}477{,}700{,}000 - \text{Voisey's Bay Production})}{3{,}477{,}700{,}000}$$

In the event that the amount of Payable Nickel is unavailable in numbers of pounds so as to enable determination of Voisey's Bay Production on a quarterly basis, the following conversion factors shall be utilized to determine Voisey's Bay Production:

(a) One metric tonne = 2204.622 pounds; or

(b) One short ton = 2000 pounds.

7.3 The Buyer acknowledges and agrees that the Projected Tax Amount represents the parties' present best estimate of the aggregate Mineral Rights Tax which is projected to be payable during the Tax Adjustment Period in respect of the Seller's indirect beneficial interest in the Royalty. The Buyer covenants and agrees that, in the event that by reason of any legislative change other than as contemplated in paragraph 7.2 hereof, the actual Mineral Rights Tax payable or projected to be payable in respect of the Seller's said interest during the Tax Adjustment Period is or is projected to be less than the Projected Tax Amount, the difference between such Projected Tax Amount and such actual Mineral Rights Tax shall be paid to the Seller as Additional Purchase Price consideration for the Purchased Shares. The Buyer covenants and agrees that it shall make a bona fide and genuine pre-estimate of any such amount.

7.4 If the Additional Purchase Price becomes payable, as a result of a Tax Reduction Event or pursuant to Section 7.3, it shall be paid by the Buyer to the Seller by way of certified cheque or confirmed bank transfer on or before the 45th day next following the occurrence of the Tax Reduction Event, or following a determination that an amount is payable under paragraph 7.3, as the case may be.

8. [INTENTIONALLY DELETED]

9. TIME

9.1 Time shall be of the essence of this Agreement.

10. LAW

10.1 This Agreement will be governed by the laws of the Province of Newfoundland and Labrador, and the parties attorn to the non-exclusive jurisdiction of the courts of Newfoundland and Labrador for resolution of all disputes arising in connection with this Agreement.

11. NOTICES

11.1 Any notice under this Agreement will be given in writing and may be sent by fax, telex, telegram or may be delivered or mailed by prepaid post address to me party to which notice is to be given at the address indicated below, or at another address designated by the party in writing.

(a) If to The Seller:

Christopher Verbiski
Suite 704, TD Place
140 Water Street
St John's, NL, A1C 6H6
Canada

Telephone: 709.758.1700
Facsimile: 709.758.1708

(b) If to The Buyer:

Douglas B. Silver
Chairman and CEO
International Royalty Corporation
Inverness Drive East
Suite 104
Englewood, Colorado 80112
USA

Telephone: 303.799.9020
Facsimile: 303.799.9017

11.2 If notice is sent by fax, telex, telegram or is delivered, it will be deemed to have been given at the time of transmission or delivery.

11.3 If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

11.4 If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed, the notice will be sent by fax, telex, telegram or will be delivered.

12. ENTIRE AGREEMENT

12.1 This Agreement constitutes the entire agreement between the parties and supersedes and replaces any prior understanding and agreements between the parties.

13. NATIVE LAND CLAIMS

13.1 The Buyer acknowledges that it is aware of aboriginal land claims issues which pertain to the Business and the Royalty, and has made independent assessment thereof.

14. [INTENTIONALLY DELETED]

15. TAX MATTERS

15.1 Each party confirms that it shall receive independent advice as to any tax implications of the agreements contemplated in this Agreement.

15.2 It is agreed that, if requested by the Seller, a joint election shall be made by the Seller as transferor and by the Buyer as transferee under subsection 85(1) of the Income Tax Act at such agreed amount as may be designated by The Seller within the limits allowed thereunder (or such other subsection of the Income Tax Act, as mutually agreed upon by both parties to this Agreement), respecting the transfer of the Purchased Shares to the Buyer by the Seller, at such amount as may be determined by the Seller in conformity with the provisions of such subsection (or such other subsection of the Income Tax Act,

as mutually agreed upon by both parties to this Agreement). In any event, the tax effect to the Seller shall not be less favourable than it would have been under subsection 85(1).

16. ASSIGNMENT

16.1 Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by either party hereto without the written consent of the other party first obtained, such consent not to be unreasonably withheld. The Seller hereby confirms his consent to the transfer of this Agreement by the Buyer to a wholly-owned subsidiary or affiliate of the Buyer so long as said transfer does not impair the availability, or consequences to the Seller of£ any elections under Article 15.2 of this Agreement, and provided that the Buyer remains fully obligated to the Seller under the terms of this Agreement notwithstanding such transfer.

17. FURTHER ASSURANCES

17.1 Each party agrees to execute and deliver such other deeds, documents and assurances and to do such other acts as may be reasonably required to carry out the true intent and meaning of this Agreement. Both parties shall use their best efforts to fulfill all the terms of this Agreement.

18. ENUREMENT

18.1 This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, successors and permitted assigns.

19. CONFIDENTIALITY, PUBLIC DISCLOSURE

19.1 The parties agree that this Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by the Archean Unanimous Shareholders Agreement or by the VBNC Agreement or pursuant to the LNRLP Agreement or by Applicable Laws and then upon notice by the disclosing party to the other party) without the prior written approval of the other parties. The parties agree that the Buyer has the right and permission from the Seller to share information regarding this transaction with its financial advisors, including but not limited to its underwriters, and other parties required for completing the due diligence and closing of the transactions contemplated by this Agreement. Said information will be shared only on a need-to-know basis.

19.2 The content at any public disclosure or press release respecting this Agreement or the transactions contemplated hereby shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this clause 19.2 is subject always to all disclosure obligations of the Buyer under applicable securities laws.

20. EXECUTION VIA FACSIMILE, COUNTERPARTS

20.1 It is agreed that this Agreement may be executed and delivered by fax and shall upon such execution and delivery be fully enforceable.

20.2 The parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which, taken together, shall be deemed to constitute one and the same instrument.

21. NON-MERGER

21.1 For greater certainty, the Buyer's obligations as set out in Article 7 shall not merge on Closing but shall subsist.

Witness
Agreed this 4th day of February, 2005

Christopher Verbiski

Witness

INTERNATIONAL ROYALTY CORPORATION

Per:
Name: Authorized Signatory
Title: ~~Title~~ President

Per: ________________
Name: Authorized Signatory

SCHEDULE "A"

DIVESTING TRANSACTIONS

1. Disposition on November 11, December 3, and December 8, 2004 by the Company of certain common shares of Altius Minerals Corporation having an adjusted cost base of $2,372,500 for proceeds of disposition of $2,932,669, realizing a capital gain of $560,169.

2. Disposition on December 8, 2004 by VBHC of a 2.5% interest in LNRLP having an adjusted cost base of nil for proceeds of disposition equal to $3,016,236.63, realizing a capital gain of $3,016,236.63.

3. Transfer of certain assets by Company to Northstar Exploration Limited ("NEL") a sister corporation of the Company pursuant to Divested Assets Transfer Agreement dated February 9, 2005.

4. Transfer of quarry rights by Company to 10401 Newfoundland Limited, a sister corporation of the Company, pursuant to Quarry Rights Transfer Agreement dated February 9, 2005.

5. Capital dividend paid by Company in the amount of $278,991 on February 9, 2005. (Capital dividend account immediately before payment of the dividend was in excess of capital dividend.) This dividend was paid through an increase in the shareholder loan balance.

6. Transfer by Company to its shareholders of an amount equal to any net current assets in excess of liabilities remaining in Company. This amount included $500,000 cash and an account receivable from NEL of $1,317,503 but excluded the net proceeds received by VBHC from the disposition referred to in paragraph 2 above. The transfer was effected as a reduction in the shareholder loan accounts.

7. Amendment to shareholders agreements involving Company on February 11, 2005, to remove the requirement that control be exercised jointly by Al Chislett and Christopher Verbiski, irrespective of their actual shareholdings therein.

8. Capital dividend paid by VBHC on February 10, 2005 to Company in the amount of $1,508,118, out of the proceeds of the disposition referred to in paragraph 2 above. (Capital dividend account immediately before payment of the dividend was equal to capital dividend.)

9. Taxable dividend paid by VBHC on February 11, 2005 to Company in the amount of $1,145,000. (This amount represented the remaining proceeds of the disposition referred to in paragraph 2 above, plus interest of approximately $12,000, minus applicable income taxes (net of the dividend refund under s. 129 of the *Income Tax Act* (Canada) ("dividend refund") payable to VBHC in the amount of $381,667).

10. Purchase for cancellation by Company from Christopher Verbiski on February 14, 2005 of approximately 11.6730702 shares for $1,145,000, resulting in a taxable dividend of $1,144,988.[1] This will give rise to a dividend refund to the Company in the amount of $381,663 for its taxation year that commenced on February 14, 2005.

11. Purchase for cancellation by Company from Christopher Verbiski on February 14, 2005 of approximately 15.3749933 shares for $1,508,118, resulting in a capital dividend of $1,508,106.

[1] This purchase caused an acquisition of control and hence a tax year of both Company and VBHC. The acquisition of control was deemed to occur for the purposes of the *Income Tax Act* at the beginning of the day on February 14, 2005 and the taxation years of Company and VBHC were deemed to end immediately before that time.

SCHEDULE "B"

1. Action 1996 St. J. No. 3815 in the Supreme Court of Newfoundland and Labrador brought by the Company as plaintiff against VBNC as defendant in respect of, *inter alia*, the Company's rights respecting quarry materials under the Labrador Option Agreement and in particular but without limitation under Article 8 thereof.

2. Action 1996 St. J. No. 2330 in the Supreme Court of Newfoundland and Labrador brought by the Company as plaintiff against the Minister of Mines and Energy for the Province of Newfoundland as defendant in respect of, *inter alia*, the Company's entitlement to the issuance of quarry rights.

3. Action 1997 St. J. No. 43 in the Supreme Court of Newfoundland and Labrador brought by the Company as plaintiff against VBNC as defendant in respect of the Company's confidentiality undertaking rights under the Labrador Option Agreement.

4. Potential claim of Probity Corp./Myron Brown for $24,941.20 (U.S.) respecting alleged unpaid consulting fees.

SCHEDULE "C"

(Section 5.1.14(a))

1. The paid up capital of the Company is $973.

2. The paid up capital of VBHC is $1.00.

3. With respect to LNRLP:

   (a) VBHC's adjusted cost base in LNRLP is $1.00

   (b) No amounts in respect of income or loss or expenses have been allocated by LNRLP to VBHC or the Company with the exception of $9,594,562.50 of Canadian development expense which was allocated to the Company in respect of the 2003 fiscal period of LNRLP for both federal and Newfoundland and Labrador tax purposes.

SCHEDULE "D"

(Section 5.1.14(b))

1. The Company's undeducted non-capital losses in respect of the last seven (7) taxation years are nil.

2. VBHC's non-capital losses in respect of the last seven (7) taxation years are nil.

3. LNRLP has had no income of loss for any fiscal period.

4. The Company's net capital losses in respect of each taxation year ending on or before the Closing Date are nil.

5. VBHC's net capital losses in respect of each taxation year ending on or before the Closing Date are nil.

6. LNRLP has not realized any capital gains or losses.

SCHEDULE "E"

Income Tax Elections

Capital Dividends

(i) Company

Dividend Date	Amount
February 10, 1997	$311,085
September 5, 2003	$4,797,000
February 9, 2005	$278,991
February 14, 2005	$1,508,103

(ii) VBHC

Dividend Date	Amount
February 10, 2005	$1,508,118

s. 85(1) Elections

Date of Transaction	Description
August 29, 2003	Transfer of 92.5% Partnership Interest by Company to VBHC

s. 97(2) Elections

Date of Transaction	Amount
July 10, 2003	Transfer of Net Smelter Return by Company to LNRLP

SCHEDULE "F"

(Section 5.1.14(d) (i-ix))

The status (including the current balance, if any) of each of the Company, VBHC and LNRLP's following tax accounts are as follows:

(i) the adjusted cost base of each of the Company, VBHC and LNRLP's capital properties:

Asset	Owner	Adjusted Cost Base
90% general partnership interest in LNRLP	VBHC	$1.00
Shares of VBHC	Company	$1.00

(ii) the cost of each of the Company, VBHC and LNRLP's depreciable properties for capital cost allowance purposes - not applicable;

(iii) the capital cost allowance taken in its most recent taxation year on each class of the Company, VBHC and LNRLP's depreciable property - not applicable;

(iv) the undepreciated capital cost of each class of each of the Company, VBHC and LNRLP's depreciable property - not applicable;

(v) the Company's and VBHC's cumulative eligible capital account - nil;

(vi) the Company's and VBHC's cumulative Canadian development expense - nil;

(vii) the Company's and VBHC's cumulative Canadian exploration expense - nil;

(viii) no differences between above accounts for Canadian federal income tax purposes and Newfoundland and Labrador income tax purposes;

(ix) the input tax credits, as defined in the *Excise Tax Act* for the purposes of HST - the Company has an entitlement to input tax credits of $10,606 and fuel tax refunds of $1,893.

Royalty Purchase Agreement

THIS AGREEMENT is made as of February 22, 2005.

BETWEEN:

524520 BC Ltd.
344967 BC Ltd.
Adam Vary

(collectively the "**Vendors**" and individually a "**Vendor**");

AND

International Royalty Corporation

(the "**Purchaser**").

WHEREAS:

A. The Vendors own the Royalties;

B. Each of the Vendors wishes to sell, and the Purchaser wishes to purchase, the Royalties on the terms and conditions set forth in this Agreement; and

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants, agreements, representations and warranties set out below, the parties covenant and agree as follows:

1. Interpretation

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith or unless otherwise specifically provided:

(a) "**Affiliate**" with respect to a corporation means another corporation which is affiliated with the first mentioned corporation within the meaning thereof in the Corporations Act;

(b) "**Agreement**" means this Agreement, including its recitals and schedules, as amended and supplemented;

(c) "**Barry**" means Lawrence Barry;

(d) "**Books and Records**" means all files, ledgers and correspondence, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial

statements, financial working papers and all other records and documents of any nature or kind whatsoever, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not (and all software, passwords and other information and means of or for access thereto), belonging to the Vendors and relating to the Royalties;

(e) **"Business Day"** means any day other than a Saturday, Sunday or any statutory holiday in British Columbia or Ontario;

(f) **"Charter Documents"** means articles, articles of incorporation, notice of articles, memorandum, bylaws or any similar constating document of a corporate entity;

(g) **"Closing"** means the completion of the Transaction in accordance with Article 7;

(h) **"Closing Date"** means February 22, 2005, or such other date as may be agreed upon in writing by the Vendors and the Purchaser or by their respective solicitors;

(i) **"Common Shares"** means fully paid and non-assessable free trading voting common shares of the Purchaser to be issued and qualified pursuant to the Initial Public Offering;

(j) **"Consideration Shares"** is defined in section 2.3(b);

(k) **"Contracts"** means all contracts, agreements, instruments, leases, indentures, engagements, transactions and commitments, whether written or oral;

(l) **"Corporations Act"** means the respective federal or provincial law under which a respective party is incorporated;

(m) **"Effective Time"** means 12:01 a.m. on the Closing Date;

(n) **"Encumbrance"** means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(i) a mortgage, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(ii) a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(iii) an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(iv) any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(v) any agreement to create, or right capable of becoming, any of the foregoing;

(o) "**Governmental Authority**" means any federal, provincial, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing;

(p) "**Indemnified Party**" has the meaning given to it in section 9.3;

(q) "**Indemnifier**" has the meaning given to it in section 9.3;

(r) "**Indemnity Claim**" has the meaning given to it in section 9.3;

(s) "**Initial Public Offering**" means the initial public offering of the Common Shares in the Qualifying Jurisdictions to which the Prospectus refers;

(t) "**Jubilee Royalty Agreement**" the Royalty Agreement detailed in item 6 of Schedule A;

(u) "**Law**" means any statute, regulation, bylaw, order, ruling, decision, arbitration award, judgment, decree or law;

(v) "**Operator**" means the current owner of or holder of the mining rights to the property to which the Royalty is related;

(w) "**Permits**" means all permits, licences, certificates, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with any Governmental Authority which are material to a Royalty;

(x) "**Person**" means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

(y) "**Pre-Emptive Rights**" means those rights which limit, potentially terminate or amend or otherwise affect a Royalty as set out in Schedule B;

(z) "**Prime Rate**" means the floating annual rate of interest established and recorded as such from time to time by the Bank of Montreal as a reference rate then in effect for determining the interest rate it shall charge on Canadian dollar commercial loans in Canada;

(aa) "**Proceeding**" means any action, claim, demand, lawsuit, assessment, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

(bb) "**Prospectus**" means the final Prospectus of the Purchaser pertaining to the Initial Public Offering, dated February 3, 2005;

(cc) "**Purchase Price**" means the purchase price for the Royalties, as set out in section 2.2;

(dd) "**Purchaser**" means International Royalty Corporation or its permitted assignee;

(ee) "**Qualifying Jurisdictions**" means all the Provinces of Canada and such other jurisdictions as determined by the Purchaser and its underwriters;

(ff) "**Registrar**" means the governmental official designated as such or having a role as such pursuant to the Corporations Act;

(gg) "**Regulatory Approvals**" means such regulatory approvals and acceptances, including such approvals from the Toronto Stock Exchange and securities regulatory authorities in the Qualifying Jurisdictions as may be necessary for the IPO and the Transaction;

(hh) "**Royalties**" means, in the case of all the Royalty Agreements except of the Jubilee Royalty Agreement, all rights, title and interest of the Vendor in a 1% Gross Overriding Royalty being part of the 2% Gross Overriding Royalty conferred by each Royalty Agreement (save the Jubilee Royalty Agreement) and a commensurate interest in each Royalty Agreement entitling the holder to all rights thereunder as a royalty holder and in the case of the Jubilee Royalty Agreement means all rights, title and interest of the Vendor in a 1/2% Gross Overriding Royalty being part of the 1% Gross Overriding Royalty conferred by the Jubilee Royalty Agreement and a commensurate interest in the Jubilee Royalty Agreement entitling the holder to all rights thereunder as a royalty holder;

(ii) "**Royalty**" means one of the Royalties;

(jj) "**Royalty Agreement**" means one of the Royalty Agreements.

(kk) "**Royalty Agreements**" means those agreements detailed in Schedule A;

(ll) "**Royalty Assignment Agreement**" means an agreement in the form attached as Schedule D;

(mm) "**Third Party**" has the meaning given to it in section 9.3(a);

(nn) "**Transaction**" means the transaction of purchase and sale contemplated by this Agreement; and

(oo) **"Vendor"** and **"Vendors"** have the meanings given on page 1.

1.2 Gender, Number and Other Terms

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, "or" is not exclusive and "including" is not limiting, whether or not non-limiting language (such as "without limitation") is used with reference thereto.

1.3 Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Statutes

Unless otherwise stated, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant to it, with all amendments thereto and in force from time to time, and to any statute or regulations that may be passed which supplement or supersede such statute or such regulations.

1.5 No Contra Preferentum

The language in all parts of this Agreement shall in all cases be construed as a whole and neither strictly for nor strictly against any of the parties to this Agreement.

1.6 Currency

Except where otherwise expressly provided, all monetary amounts in this Agreement are stated and shall be paid in Canadian currency.

1.7 Governing Law and Attornment

This Agreement shall be governed by and construed in accordance with the law of British Columbia and the law of Canada applicable therein and all disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, both at law and equity, arising out of, or in any way connected with, this Agreement will be referred to the courts of British Columbia and each of the parties hereby attorns to the jurisdiction of the courts of British Columbia.

1.8 Schedules

The following are the Schedules which are attached to and form part of this Agreement:

Schedule A – Royalty Agreements
Schedule B – Pre-emptive Rights
Schedule C – Purchaser's Solicitor's Opinion
Schedule D – Royalty Assignment Agreement

1.9 Cross-References

Unless otherwise stated, a reference in this Agreement to a designated article, section, subsection, paragraph or other subdivision or to a schedule is to the designated article, section, subsection, paragraph or other subdivision of, or schedule to, this Agreement.

1.10 References to Whole Agreement

Unless otherwise stated, the words "herein", "hereof", "hereby" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular article, section, subsection, paragraph or other subdivision or schedule.

2. Purchase of Royalties

2.1 Purchase and Sale

Based on the representations and warranties contained in this Agreement, each of the Vendors agree to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from each of the Vendors, the Royalties, effective as of and from the Effective Time, free and clear of all Encumbrances, for the Purchase Price and in accordance with and subject to the terms and conditions set forth in this Agreement.

2.2 Purchase Price

The Purchase Price is $3,000,000.

2.3 Payment of Purchase Price

The Purchase Price shall be paid by the Purchaser on Closing by issuance to the Vendors of 697,674 Common Shares (the "**Consideration Shares**") issued as follows:

524520 BC Ltd.	232,558
344967 BC Ltd.	232,558
Adam Vary	232,558
TOTAL	697,674

2.4 Risk of Loss and Damage Prior to Closing

Risk of loss of the Royalties shall pass to the Purchaser at the Closing, and each of the Vendors shall bear all risk of loss or impairment of the Royalties until the Closing and the Purchaser shall bear all such risk of loss after the Closing.

3. Representations and Warranties of the Vendors

3.1 Representations and Warranties of the Vendors

Each Vendor individually represents and warrants to the Purchaser in respect of himself or itself and in respect of his or its interest in the Royalties as follows and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the Transaction notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser, its employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Purchaser:

(a) **Status**: In the case of a corporate Vendor, the Vendor is a duly incorporated and validly existing company under the Corporation Act, is in good standing with respect to the filing of annual reports in the office of the Registrar, has never been struck from the register maintained by the Registrar or dissolved or liquidated and has full power and capacity to own the Royalties and to enter into, carry out the Transaction and duly observe and perform all its obligations contained in this Agreement.

(b) **Due Authorization**: The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Vendor pursuant to this Agreement, and in the case of a corporate Vendor, the completion of the Transaction has been duly authorized by all necessary corporate action on the part of the Vendor, and this Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c) **Ownership**: The Vendor is the beneficial owner of, and has good and marketable title to his or its interest in the Royalties free and clear of all Encumbrances.

(d) **Rights to Royalty**: The Vendor has the exclusive right to own his or its interest in the Royalties subject to the Pre-emptive Rights.

(e) **No Rights to Royalty**: Other than the Pre-emptive Rights, there is no agreement, Contract, option, commitment or other right in favour of, or held by, any Person other than the Purchaser to acquire his or its interest in the Royalties or any portion thereof.

(f) **Royalty Assignable**: Subject to the Pre-emptive Rights, his or its interest in the Royalties is freely assignable to the Purchaser.

(g) **Residency**: The Vendor is not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada).

(h) **Adverse Proceedings**: To the knowledge of the Vendor, there are no current, pending or threatened Proceedings of, by, against, or relating to, the Vendor or his or its interest in the Royalties, Permit or Royalty Agreements. The Vendor is not aware of any basis for any other Proceeding which, if pursued, would have a significant likelihood of having a material adverse effect on his or its interest in the Royalties.

(i) **No Seizure**: There is no appropriation, expropriation or seizure of his or its interest in the Royalties that is pending or, to the knowledge of the Vendor, has been threatened.

(j) **No Adverse Implications**: Other than pursuant to a Pre-emptive Right, neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contemplated by or contained in this Agreement will:

(i) give any Person the right to terminate, cancel or amend any contractual or other right of the Vendor where such termination, cancellation or removal would have an adverse effect on the Royalties;

(ii) result in the creation of any Encumbrance on the Royalties or in a breach of or a default under any agreement giving a third party security against the Royalties or in the crystallization of any floating charge on the Royalties, where any of such events could have an adverse effect on the Royalties;

(iii) result in a breach or contravention of or default under any provision of any Permit, Royalty Agreement or Law to which the Vendor is a party or by or to which the Vendor or the Royalties are bound or is subject, which could have an adverse effect on the Royalties or which could impair the legality or enforceability of this Agreement or the Transaction, or require the consent of any Person;

(iv) in the case of a corporate Vendor, be contrary to any of the provisions of the Charter Documents of the Vendor; or

(v) result in any fees, duties, taxes, assessments or other amounts relating to any Royalty becoming due or payable, other than any tax imposed pursuant to Part IX of the Excise Tax Act (Canada) payable by the Purchaser in connection with the Transaction.

(k) **No Adverse Knowledge**: Except as disclosed in this Agreement, the Vendor has no information or knowledge of any fact relating to the Royalties, the Royalties Agreement, any Permit, the counter-party to the Royalty Agreements, or the Transaction which might reasonably be expected to materially and adversely affect the Royalty.

(l) **Material Facts.** This Agreement does not contain any untrue statement by the Vendor of a material fact nor has the Vendor omitted to state in this Agreement a material fact necessary in order to make the statements contained herein not misleading.

(m) **Enforceability.** This Agreement has been and each document to be delivered on Closing to which the Vendor is a party will on Closing be duly executed and delivered by the Vendor and this Agreement and each such Closing document to which the Vendor is a party will on Closing constitute a valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms.

(n) **US Securities.** The Vendor understands that the Common Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or the securities laws of any state. In connection with the Transaction and the issuance of the Common Shares, the Vendor acknowledges, represents and warrants as follows:

(i) the Vendor was not offered the Common Shares while in the United States;

(ii) the Vendor was (or if the Vendor is not an individual, the individual or individuals that acted on behalf of the Vendor were) outside the United States when the decision to acquire the Common Shares was made;

(iii) neither this Agreement nor other document relating to the acquisition or purchase of the Common Shares was received by Vendor (or if the Vendor is not an individual, the individual or individuals that acted on behalf of the Vendor) in the United States, nor was this Agreement or any other document relating to the acquisition or purchase of the Common Shares executed or delivered by the Vendor in the United States; and

(iv) neither the structure of the transaction nor any transactions and activities contemplated in connection with the acquisition of the Common Shares comprise a scheme to avoid the registration requirements of the U.S. Securities Act,

and the Vendor hereby undertakes to execute and deliver all such further documentation as may be required to give effect to the matters contemplated herein.

(o) **Books and Records**: The Books and Records fairly and correctly set out and disclose in all material respects all material financial transactions of the Vendors relating to the Royalties, all of which are under the exclusive ownership and direct control of the Vendors (including all means of access thereto and therefrom) and the Vendors have original or true copies of all such Books and Records in its possession.

(p) **Material Contracts:** Schedule A contains a complete and accurate listing and description of, and specifically identifies, all Royalty Agreements, Permits and Contracts by which the Vendors are bound or under which the Vendors are entitled to any benefits pertaining to the Royalties and correct and complete copies of all Royalty Agreements, Permits and Contracts have been made available to the Purchaser.

(q) **Good Standing:** The Vendors are not in breach or default of any of the terms of the Royalty Agreements or Permit and the Vendor is not aware of any breach or default of the term of any Royalty Agreements or Permit by any other party thereto, to the knowledge of the Vendors the Royalty Agreements and each Permit is in good standing and in full force and effect and neither the Royalty Agreements or any Permit has been amended save as detailed in Schedule A. No state of facts exists, which, after notice or lapse of time or both, would constitute a default or breach of the Vendors under any Royalty Agreements or any Permit. The Vendor has not received any notice of any default, breach or termination of the Royalty Agreements nor Permit or of any fact or circumstance which will, or is likely to, result in such a default, breach or termination.

(r) **Government Approvals:** There is no Permit or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority, court, board or arbitrator that is required for the execution or delivery by the Vendors of this Agreement, or the completion or performance by the Vendors of the Transaction, or the validity or enforceability of this Agreement against the Vendor.

(s) **Full Disclosure.** The Vendor has disclosed to the Purchaser all facts relating to the Royalties which could be reasonably expected to be material to a Person intending to purchase the Royalties.

4. Representations and Warranties of the Purchaser

4.1 Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendors as follows and acknowledges that the Vendors are relying upon the following representations and warranties in connection with the sale of the **Royalty**, notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Vendors and that no information which is now known or should be known or which may hereafter become known to the Vendors, their employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Vendors:

(a) **Status:** The Purchaser is an incorporated and validly existing company under the Corporations Act, in good standing with respect to the filing of annual reports in the office of the Registrar, has never been struck from the register maintained by the Registrar or dissolved or liquidated, and has full power and capacity to enter

into, carry out the Transaction, and duly observe and perform all its obligations contained in this Agreement.

(b) **Due Authorization:** The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement, and the completion of the Transaction, have been authorized by all necessary corporate action on the part of the Purchaser, and this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c) **Non-contravention:** Neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contained in this Agreement will result in a breach of or default under, or be contrary to, any of the provisions of the Charter Documents of the Purchaser or any Encumbrance, indenture, Contract, agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound.

(d) **Investment Canada:** The Purchaser is not a non-Canadian within the meaning of the *Investment Canada Act* (Canada).

(e) **GST Registration:** The Purchaser is a registrant for purposes of Part IX of the *Excise Tax Act* (Canada), and the Purchaser's registration number is 88352 0702 RP00001.

(f) **IPO:** The Initial Public Offering on Closing has the attributes disclosed in the Prospectus.

(g) **Reporting Issuer:** On Closing, the Purchaser shall be a reporting issuer under securities laws of British Columbia and Ontario and the Consideration Shares shall be validly issued as fully paid and non-assessable common shares in the capital of the Purchaser and exempt from escrow requirements and hold periods.

5. Pre-closing Matters

5.1 Operations until Closing

Except as otherwise provided in this Agreement or as otherwise agreed in writing by the Purchaser, each Vendor shall from the date of this Agreement up to the Closing:

(a) not allow his or its interest in the Royalties to become subject to any Encumbrance;

(b) not sell, lease, license, transfer or otherwise dispose of, or agree to sell, lease, license, transfer or otherwise dispose of, his or its interest in the Royalties;

(c) not, without the prior written consent of the Purchaser, amend or vary any Royalty Agreements or Permit, or obtain any additional Permit in connection with the Royalties except:

(i) renewals or replacements of any of the Permits on substantially the same terms and conditions; and

(ii) any additional Permits required so as to maintain the Royalties;

(d) use all reasonable efforts to ensure that his or its representations and warranties in this Agreement are true and correct at the Closing and that the conditions of the Purchaser in section 6.1 and the mutual conditions in section 6.3 are fulfilled at the Closing, and will inform the Purchaser promptly of any state of facts which will result in any of his or its representation or warranty being untrue or incorrect or in any condition of the Purchaser in section 6.1 or mutual condition in section 6.3 being unfulfilled at the Closing,

and Hunter shall provide to the Purchaser, its employees, representatives and agents, full access during normal business hours to its personnel and its facilities and properties relating to the Royalty and to the Books and Records and to all, or true copies of all, title documents, Royalties Agreements, Encumbrances, Permits, Contracts and other documents relating to the Royalties, and furnish them with all such information relating to the Royalties as the Purchaser from time to time reasonably requests; it being acknowledged and agreed by the each of the Vendors that no investigation made by the Purchaser or any of its employees, representatives or agents shall have the effect of waiving or diminishing the scope of, or otherwise affect the Purchaser's right to rely on, any representation or warranty made by each of the Vendors in this Agreement or in any document, instrument or agreement delivered pursuant to this Agreement.

5.2 Confidentiality

The Purchaser acknowledges that some of the information, materials and documentation received or observed by it pursuant to subsection 5.1 may be confidential. The Purchaser shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent the Purchaser from disclosing or making available to its accountants, professional advisers and bankers and other lenders, whether current or prospective, any such information, materials and documentation on a confidential basis for the purpose of carrying out the Transaction. This clause shall terminate on Closing.

5.3 Return of Information

If the purchase of the Royalties pursuant to this Agreement is not completed, the Purchaser shall return to Hunter, on behalf of the Vendors, all materials, documentation, data, records, drawings and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) referred to in subsection 5.1 in the possession of the Purchaser and

maintain the confidentiality of all information or knowledge obtained from the Vendors, and not use any such information or knowledge for any purpose whatsoever.

5.4 Remedies

The Purchaser acknowledges and agrees that if any of the provisions contained in sections 5.2 and 5.3 are not performed in accordance with the terms set out therein, each of the Vendors will be entitled to an injunction to prevent any breach of such provisions and may specifically enforce such provisions in any action instituted in any court having jurisdiction. These specific remedies are in addition to any other remedy to which each of the Vendors may be entitled at law or in equity.

5.5 Consents and Re issues

Each of the Vendors shall use all reasonable efforts to obtain, prior to the Closing Date:

(a) all consents, approvals, releases and waivers in form and substance satisfactory to the Purchaser, acting reasonably, necessary for the assignment of such Vendors' interests in the Royalty Agreements and the Permits to the Purchaser and the transfer of the Royalties to the Purchaser. Without limiting the generality of the foregoing, each of the Vendors agrees to execute a Royalty Assignment Agreement in respect of his or its interest in each Royalty and to use his or its best efforts to obtain an executed copy thereof from each respective Operator prior to and for delivery at Closing, provided that the failure of the Vendors to obtain such executed copy from any Operator shall not result in a breach or default under this Agreement and shall not be a condition of the Transaction;

(b) if applicable, the re-issue or novation of any Royalty Agreement or Permit in the name of the Purchaser, and each of the Vendors shall not, except as presently contemplated by the terms thereof, or except with the prior written consent of the Purchaser, agree to any amendment or variation to the terms of any Royalty Agreement or Permit in connection with, or as a condition of, such assignment or re-issue. The Purchaser shall give to each of the Vendors such information and copies of such documents relating to the Purchaser which each of the Vendors may reasonably request in order to obtain any consent or approval, or re-issue referred to above; and

(c) if applicable, the waiver of any third party's Pre-emptive Rights which are appropriate to seek to be waived in the circumstances of a sale of the respective Royalty.

5.6 Consent Not Received by Closing

If a consent or approval of a third party required to permit the transfer or assignment to the Purchaser of each Vendor's interest in any Royalty Agreement or Permit is not received on or before the Closing, and if, notwithstanding such non-receipt, each Vendor and the Purchaser proceed to complete the Transaction, the transfer or assignment of such interest in the Royalty Agreement and Permit in respect of which the required consent has not been received on or

before the Closing will not be effective in each case until the applicable consent or approval has been received and such interest in the Royalty Agreement or Permit will be held by each Vendor following the Closing in trust for the benefit and exclusive use of the Purchaser. Each such Vendor shall continue to use all reasonable efforts to obtain the required consents and approvals and shall only make use of such Royalty Agreement and Permit in accordance with the directions of the Purchaser that do not conflict with the terms of such Royalty Agreement or Permit.

5.7 Purchaser's Covenant

The Purchaser shall:

(a) prior to the Closing Date:

(i) execute and deliver such assignment and assumption agreements and applications for consents in such form and content as may be reasonably required by the Vendors to obtain the consents, approvals, waivers, novations and re-issues, referred to in section 5.5; and

(ii) diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering prior to the Closing Date.

(b) execute a joint election made by each Vendor as transferor and by the Purchaser as transferee under subsection 85(1) of the Income Tax Act of Canada (the "**Act**") at such agreed amount as may be designated by such Vendor within the limits allowed thereunder (or such subsection of the Act, as may be mutually agreed upon by the both parties to this Agreement), respecting the transfer of the Royalty to the Purchaser by such Vendor, as such amount may be determined by such Vendor in conformity with the provisions of such subsection, or such other subsection of the Act, as may be agreed upon by both parties to this Agreement.

5.8 Vendor's Covenant

Each Vendor hereby covenants and agrees that:

(a) he or it shall promptly forward to the Purchaser, any notices he or it receives, to and after Closing, in respect to any Royalty or Royalty Agreement;

(b) in the event that any of the "Properties" as defined in any Royalty Agreement or the tenures in respect thereof are or become vested in the name of the Vendors or any Vendor, then such respective Royalty and interest in the respective Royalty Agreement shall not merge with such greater interest in such respective Property or Properties;

(c) he or it has all right, title and authority to disclose all information provided by he or it to the Purchaser in respect to the Royalties, the Royalty Agreements and the Properties, licences and tenures relative to the Royalty Agreements and upon Closing, such information shall become property of the Purchaser;

5.9 Covenant as to Validity of Royalty

In the event the validity of any Royalty is challenged or payments thereunder are refused or an interest in any Royalty is asserted by any third party then the Vendors agree, at the equally shared expense of the Vendors and the Purchaser, to cooperate and fully participate in such legal action as the Purchaser may consider reasonably necessary so as to confirm the validity and enforceability of the Royalty, the Purchaser's title to the Royalty and the Purchaser's right to receive payments thereunder.

5.10 Barry Authority

So as to facilitate this Transaction, each Vendor does hereby irrevocably appoint Barry as his or its attorney for the purpose of doing all things and signing, on each of their respective parts, all documents requiring execution by each of them in respect to the Transaction including but not restricted to all Certificates, Assignments, Notices or collateral documents pertaining to this Agreement and specifically each Vendor confirms that Barry is authorized to sign receipts for Consideration Shares and the Royalty Assignment Agreements on behalf of each of them in their capacities as Assignor and Owner (as defined therein) respectively and is authorized to represent such Vendor at the Closing for purposes of all Closing matters, including extending such time periods and modifying or waiving any conditions herein so as to facilitate Closing.

6. Conditions of Closing

6.1 Conditions of the Purchaser

The obligation of the Purchaser to complete the Transaction is subject to the fulfilment of the following conditions:

(a) **Representations and Warranties**: The representations and warranties of each of the Vendors contained in this Agreement being true and correct on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (subject to subsection 5.1(c) if the Purchaser's consent required thereunder has been obtained);

(b) **Covenants**: All of the covenants and obligations of the Vendor to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c) **Certificate of Vendor**: There having been delivered to the Purchaser a certificate of each Vendor dated the Closing Date, in the case of a corporate Vendor executed by an authorized officer or director of the Vendor, certifying that the representations and warranties made by the respective Vendor in this Agreement are true and correct as at the Closing (subject to subsections 5.1(c) and that all covenants and obligations to be observed or performed by the respective Vendor on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed;

(d) **Releases**: There having been delivered to the Purchaser duly executed releases, in registrable form where applicable, of or evidence to the satisfaction of the Purchaser as to, the discharge of all Encumbrances against the Royalties; and

(e) **Satisfactory Due Diligence**: The Purchaser being satisfied with the results of its due diligence investigations with respect to the Royalties.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Purchaser may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the Purchaser will be released from all obligations under this Agreement, and the Vendors will also be so released unless the Vendors were reasonably capable of causing such condition or conditions to be fulfilled or unless the Vendors have breached any of its covenants or obligations in or under this Agreement. The foregoing conditions are for the benefit of the Purchaser only and accordingly the Purchaser will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.2 Conditions of the Each of the Vendors

The obligation of each of the Vendors to complete the Transaction is subject to the fulfilment of each of the following conditions:

(a) **Representations and Warranties**: The representations and warranties of the Purchaser contained in this Agreement being true on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing;

(b) **Covenants**: All of the covenants and obligations of the Purchaser to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c) **Certificate of Purchaser**: There having been delivered to the Vendors a certificate of the Purchaser dated the Closing Date, executed by an authorized officer or director of the Purchaser, certifying that the representations and warranties made by the Purchaser in this Agreement are true and correct as at the Closing and that the covenants and obligations to be observed or performed by the Purchaser on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed; and

(d) **Consideration Shares**: The Vendors' reasonable satisfaction that the Consideration Shares shall have those attributes as disclosed in the Prospectus.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Vendors may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the Vendor will be released from all obligations under this Agreement, and the Purchaser will also be so released unless the Purchaser

was reasonably capable of causing such condition or conditions to be fulfilled or unless the Purchaser has breached any of its covenants or obligations in or under this Agreement. The foregoing conditions are for the benefit of the Vendors only and accordingly the Vendors will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.3 Mutual Conditions

The obligations of each of the Vendors and of the Purchaser to complete the Transaction are subject to fulfilment of the following conditions:

(a) **No Orders or Proceedings**: No injunction or restraining order or other decision, ruling or order of a court or administrative tribunal of competent jurisdiction being in effect which prohibits, restrains, limits or imposes conditions on, the Transaction and no action or proceeding having been instituted or remaining pending or having been threatened before any such court or administrative tribunal to restrain, prohibit, limit or impose conditions on the Transaction;

(b) **Obtain Consents**: The Vendors having obtained all consents, approvals, novations, reissues and waivers referred to in section 5.5 in each case in form and substance satisfactory to the Purchaser, acting reasonably, and the same having been delivered to the Purchaser;

(c) **Regulatory Approvals**: The receipt of the Regulatory Approvals; and

(d) **IPO Closing**: Completion of the Initial Public Offering.

In the event that any of the foregoing conditions is not performed or fulfilled at or before the Closing, either the Purchaser or the Vendors may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the party so terminating this Agreement will be released from all obligations under this Agreement, and the Vendors, if the Purchaser is the party terminating this Agreement, and the Purchaser, if the Vendors is the party terminating this Agreement, will also be so released unless the Vendors, or the Purchaser, as the case may be, was reasonably capable of causing such condition or conditions to be fulfilled or has breached any of its covenants or obligations in or under this Agreement.

7. Closing Transactions

7.1 Time and Place

The Closing shall take place in the offices of Fasken Martineau DuMoulin LLP at Vancouver, BC at 11:00 o'clock A.M. on the Closing Date; or at such other time and date, or both, as the Vendors and the Purchaser or their respective solicitors may agree upon.

7.2 Vendors' Closing Documents

At the Closing, each of the Vendors shall deliver the following to the Purchaser:

(a) all executed deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents, including Royalty Assignment Agreements, which are necessary to assign, sell and transfer each Royalty as contemplated by this Agreement in such form and content as the Purchaser may require, acting reasonably;

(b) certified copies of resolutions of the directors of any corporate Vendor approving the completion of the Transaction and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by such Vendor pursuant to this Agreement in such form and content as the Purchaser may require, acting reasonably;

(c) if not previously delivered to the Purchaser, the original Books and Records and Royalty Agreements; and

(d) a certificate of each Vendor pursuant to section 6.1(c);

(e) a receipt for the Consideration Shares.

7.3 Purchaser's Closing Documents

At the Closing the Purchaser shall deliver the following to each of the Vendors:

(a) a share certificate representing the Consideration Shares;

(b) certified copies of resolutions of the directors of the Purchaser approving the Transaction and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement;

(c) an opinion of the Purchaser's solicitors substantially in the form set out in Schedule C; and

(d) a certificate of the Purchaser pursuant to section 6.2(c).

7.4 Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any party to the others pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

7.5 Transfer of Royalty

Subject to compliance with the terms and conditions of this Agreement and, subject to section 5.6, the transfer of the Royalties to the Purchaser shall be deemed to take effect as at the Closing.

8. Responsibility for Obligations and Liabilities

8.1 Assumption by Purchaser

On the Closing, the Purchaser shall assume and be commensurately responsible for the observance, performance and payment of all obligations and liabilities which are to be observed, performed or paid a royaltyholder, from and after the Effective Time, under the Royalty Agreements and the Purchaser shall indemnify and save each of the Vendors harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Vendors by reason of the failure of the Purchaser to perform or pay its commensurate share of any of the obligations and liabilities referred to in this section 8.1.

8.2 Each of the Vendor's Obligations and Liabilities

Each of the Vendors shall be responsible for the observance and performance of all obligations and payment of all liabilities relating to his or its interest in the Royalties other than those to be observed, performed or paid by the Purchaser as set out in this Agreement and each of the Vendors shall indemnify and save the Purchaser harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Purchaser by reason of any failure of such Vendor to perform or satisfy any of the obligations and liabilities for which such Vendor is responsible.

8.3 Payment of Taxes on Sale and Transfer

The Purchaser shall be responsible for and shall pay when due any excise taxes (goods and services taxes) and similar taxes (but not income taxes of the Vendors) and any registration fees payable in respect of the sale and transfer of the Royalties to the Purchaser.

9. Survival of Representations and Recourse

9.1 Survival

The representations, warranties, covenants and obligations of:

(a) each of the Vendors in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement; and

(b) the Purchaser in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement,

shall survive the Closing and shall continue in full force and effect for a period of three years from the Closing Date.

9.2 Limitation

(a) The Purchaser will be entitled to make a claim against a Vendor in respect of the breach of any warranty, representation, covenant or obligation of such Vendor in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i) written notice of any such claim is given by or on behalf of the Purchaser to such Vendor within three years from the Closing Date; and

(ii) the aggregate amount of all such claims exceeds $50,000 in respect of all Vendors;

provided that such Vendor's liability to the Purchaser shall be for the entire aggregate amount of such claim against such Vendor and not only for amounts in excess of the said aggregate amount.

(b) Each such Vendor will be entitled to make a claim against the Purchaser in respect of the breach of any warranty, representation, covenant or obligation of the Purchaser in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i) written notice of any such claim is given by or on behalf of the Vendor to the Purchaser within three years from the Closing Date;

(ii) the aggregate amount of all such claims exceeds $50,000;

provided that the Purchaser's liability to each of the Vendors shall be for the entire aggregate amount of such claim and not only for amounts in excess of the said aggregate amount.

9.3 Defence of Third Party Claims

In the event of a claim (an "**Indemnity Claim**") being made by a third party against a party (the "**Indemnified Party**") in respect of which, subject to section 9.2 another party (the "**Indemnifier**") is or may be obligated under or arising out of this Agreement to indemnify, pay damages to or otherwise compensate the Indemnified Party, the following provisions shall apply.

The Indemnified Party shall promptly give written notice to the Indemnifier of any Indemnity Claim in respect of which the Indemnified Party intends to claim for indemnification against the Indemnifier. Such notice shall specify with reasonable particularity (to the extent that the information is available) the nature of the Indemnity Claim. The Indemnifier shall, at its own expense, assume control of the negotiation, settlement and defence of such Indemnity Claim. The Indemnified Party shall co-operate with the Indemnifier in respect of such Indemnity Claim and the Indemnifier shall reimburse the Indemnified Party for all the Indemnified Party's reasonable expenses as a result of the Indemnifier's assumption of such Indemnity Claim and arising from the Indemnified Party's co-operation.

The Indemnified Party will have the right to participate in the negotiation, settlement and defence of such Indemnity Claim at its own expense and will have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifier and the Indemnified Party shall be retained by the Indemnifier. If the Indemnifier fails to defend any Indemnity Claim within a reasonable time, the Indemnified Party will be entitled to assume control of the Indemnity Claim at the expense of the Indemnifier and the Indemnifier will be bound by the results obtained by the Indemnified Party with respect to such Indemnity Claim.

The following provisions shall also apply with respect to Indemnity Claims:

(a) In the event that any Indemnity Claim is of a nature such that the Indemnified Party is legally bound or required by applicable law to make a payment to any person (a "**Third Party**") with respect to such Indemnity Claim before the completion of settlement negotiations or related legal proceedings, including, without limitation, the posting of any security to stay any process of execution or judgment, the Indemnifier shall be obligated to make such payment or post security therefore on behalf of the Indemnified Party. If the Indemnifier fails to do so, the Indemnified Party may make such payment or post security therefore and the Indemnifier shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment or cause the security to be replaced and released. If the amount of any liability of the Indemnified Party under the Indemnity Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifier to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifier.

(b) Except in the circumstance contemplated by subsection 9.3(a) above, and unless the Indemnifier fails to assume control of the negotiation, settlement and defence of any Indemnity Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Indemnity Claim except with the prior written consent of the Indemnifier (which consent shall not be unreasonably withheld).

(c) The Indemnified Party shall not permit any right of appeal in respect of any Indemnity Claim to terminate without giving the Indemnifier notice thereof and an opportunity to contest such Indemnity Claim.

(d) The Indemnified Party and the Indemnifier shall co-operate fully with each other with respect to Indemnity Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Indemnity Claim with his or her counterpart and with counsel at all reasonable times.

(e) Notwithstanding the above provisions of this section 9.3, the Indemnifier shall not settle any Indemnity Claim or conduct any related legal or administrative

proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party.

(f) The provisions of this section 9.3 are intended to set out the procedures to be followed with respect to an Indemnity Claim and, provided the Indemnified Party follows such procedures in all material respects, nothing contained in this section 9.3 will derogate from the Indemnifier's obligations to indemnify the Indemnified Party.

10. Acknowledgements

The parties acknowledge and agree that:

(a) any advance royalty payment paid under a Royalty Agreement, in the event that it is unclear whether such payment is attributable to the Gross Overriding Royalty (the "**GORR**") of which the respective Royalty is a part or to another royalty on the same property (the "**Other Royalty**") shall be deemed allocated equally between the GORR and the Other Royalty;

(b) in the event any owner or operator of a property which is subject to the Royalty Agreement has abandoned or in the future does abandon his interest in such property or such interest lapses or reverts to the Crown then:

(i) such abandonment, lapse or reversion shall not constitute a breach of this Agreement; and

(ii) the Vendors or any of them shall be free to acquire an interest in such property or any part thereof (provided such Vendors or Vendor is not acting in concert with such owner or operator) and, if they do so, then the Royalty shall not apply thereto;

(c) in the event that any Royalty Agreement provides (whether in an "**Area of Interest**" clause or otherwise) that the royalty, of which the Royalty forms a part, extends over any additional interest in property which is subsequently acquired by a party to such Royalty Agreement, then the Royalty shall apply to such additional interest in property; and

(d) any payment under any Pre-emptive Right, which is paid as the purchase price for the purchase of an interest in a royalty or royalties which respectively is or includes the GORR, shall be deemed paid solely for the interest in the GORR, shall be shared equally between the Purchaser and the Vendor and the interest in the GORR thereby sold shall be contributed equally by the Purchaser and the Vendor.

11. Miscellaneous

11.1 Legal and Other Fees and Expenses

Unless otherwise specifically provided herein, the parties will pay their respective legal, accounting and other professional fees and expenses incurred by each of them in connection with the negotiation and settlement of this Agreement, the completion of the Transaction and other matters pertaining hereto.

11.2 Notices

All notices, requests, demands or other communications required or permitted to be given by any party to another pursuant to this Agreement shall be given in writing and delivered by personal service, pre-paid registered mail or facsimile, addressed as follows:

To the Vendors:

Hunter Exploration Group
Suite 1440
625 Howe Street
Vancouver, BC V6C 2T6

Attention: Lawrence Barry

Facsimile: (604) 331-2266

with a copy to:

DuMoulin Black
10th Floor – 295 Howe Street
Vancouver, BC V6C 2T5

Attention: Corey Dean

Facsimile: (604) 687-8772

To the Purchaser:

International Royalty Corporation
10 Inverness Drive East
Suite 104
Denver, Colorado 80112
U.S.A.

Attention: Doug Silver

Facsimile: (303) 799-9017

and

Attention: George Young

Facsimile: (303) 799-9017

With a copy to:

Fasken Martineau DuMoulin LLP
4200 – 66 Wellington St. W.
Toronto, Ontario M5K 1N6

Attention: Michael Bourassa

Facsimile: (416) 364-7813

subject to any notice of change of address or fax number given in accordance herewith. Any notice shall be deemed to have been given and received:

(a) if personally delivered, then on the day of personal service to the recipient party, provided that if such date is a day other than a Business Day such notice shall be deemed to have been given and received on the first Business Day following the date of personal service;

(b) if by pre-paid registered mail, then the first Business Day, after the expiration of five (5) days following the date of mailing; or

(c) if sent by facsimile transmission and successfully transmitted prior to noon on a Business Day of the recipient party, then on that Business Day, and if successfully transmitted after noon on a Business Day of a recipient party then on the first Business Day following the date of transmission.

11.3 Further Assurances

Each of the parties shall execute and deliver such further documents and do such further acts and things as may be reasonably required from time to time, either before, on or after the Closing Date, to carry out the full intent and meaning of this Agreement and to assure to the Purchaser good and valid title to the Royalties, free and clear of all Encumbrances save the Pre-emptive Rights.

11.4 Time of the Essence

Time shall be of the essence of this Agreement.

11.5 Brokers' Fees

Each of the parties acknowledges and agrees that it is not aware of any current or possible future claim for brokerage, agency, finder's fee or commission in connection with the transactions contemplated by this Agreement and that if any such claim should arise through, or under, or by

virtue of any action taken by, any party, such party shall indemnify and hold harmless the others in respect thereof.

11.6 Entire Agreement

This Agreement constitutes the entire agreement between each of the Vendors and the Purchaser pertaining to the Transaction and supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of the Vendors and the Purchaser, including the letter agreement between the parties dated November 24, 2004, and there are no warranties, representations, covenants, obligations or agreements between each of the Vendors (or any Affiliate thereof) and the Purchaser except as set forth in this Agreement.

11.7 Confidentiality, Public Disclosure

(a) This Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by applicable Law and then upon notice by the disclosing party to the other party) without the prior written approval of the other party.

(b) The content of any public disclosure or press release respecting this Agreement or the Transaction shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this section 11.7 is subject always to all disclosure obligations of the Purchaser under applicable securities laws.

11.8 Assignment

Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by any party hereto without the written consent of the other parties first obtained, such consent not to be unreasonably withheld. Each of the Vendors hereby confirms his or its consent to the transfer of this Agreement by the Purchaser to an Affiliate of the Purchaser so long as the Purchaser remains fully obligated to such Vendor under the terms of this Agreement notwithstanding such transfer and complies with all terms of the Royalty Agreement in respect of such transfer and assignment.

11.9 Invalidity

Each of the provisions contained in this Agreement is distinct and severable and a determination of illegality, invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof, unless as a result of such determination this Agreement would fail in its essential purposes.

11.10 Waiver and Amendment

Except as expressly provided in this Agreement, no amendment or waiver of it will be binding unless made in writing by the party to be bound by such amendment or waiver. No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any

other part of the provision or any other provision of this Agreement nor a continuing waiver unless otherwise expressly provided.

11.11 Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of subsections 5.2, 5.3, 5.4, 5.8(c), 11.1, 11.5 and 11.7 shall survive such termination and remain in full force and effect.

11.12 Counterparts

This Agreement may be signed in counterparts and by facsimile counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

11.13 Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assignee.

12. Several Obligations

Notwithstanding any other provisions of this Agreement, the rights and obligations of the Vendors under this Agreement, including, without limitation, the representations and warranties of the Vendors, the responsibilities for performance of obligations, rights and indemnities of the Vendors, are several (as distinguished from joint) obligations of each of the Vendors.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

Address for delivery of Consideration Share Certificate)
1383 Kilmer Rd.)
N. Vancouver BC.)
V7K 1R3)

524520 BC LTD.

Address for delivery of Consideration Share Certificate)

1440 - 625 Howe St.)

Vancouver BC)

V6C 2T6)

349967 BC LTD.

Address for delivery of Consideration Share Certificate)

SUITE 1440 - 625 HOWE ST.)

VANCOUVER BC.)

V6C 2T6.)

ADAM VARY BY HIS LAWFUL POWER OF ATTORNEY.

ADAM VARY

International Royalty Corporation
by its authorized signatory:

SCHEDULE A

Royalty Agreements

1. (a) February 25, 2004 letter of intent (the "**Indicator LOI**") between Indicator Minerals Inc. ("**Indicator**") and Hunter Explanation Group ("**Hunter**") wherein Indicator was granted an option to acquire an 80% interest in the diamond rights in the subject property, reserving to Hunter a Gross Overriding Royalty of 2% revenues from the property.

   (b) Agreement dated June, 2004 (the "**Indicator Agreement**[1]") between John Robins, Laurence Barry, Adam Vary, collectively and Indicator documenting the Indicator LOI and articulating the royalty reserved to the Vendor as a Gross Overriding Royalty of 2% on all diamond products mined and removed from the property.

   The property being the subject of the Indicator LOI and the Indicator Agreement is known as Barrow Lake, North Kellet River, Boothia, Hayes River and Repulse Bay Area.

2. November 30, 2001 Letter Agreement (the "**Bear Agreement**") between 524520 BC Ltd. ("**524520**") and Navigator Exploration Corp. ("**Navigator**") wherein Navigator was granted the option to acquire a 70% interest in the subject property, reserving to 524520 *inter alia* a 2% Gross Overriding Royalty. This option was exercised and the property is known as Bear.

3. (a) May 25, 2001 letter agreement between Hunter and Shear Minerals Ltd. ("**Shear**") wherein Shear was granted the option to acquire a 50% interest in the subject property and reserving to Hunter a 2% NSR/GORR on such property known as the Churchill Diamond Project.

   (b) June 13, 2002 letter agreement between Hunter, Shear and Northern Empire Minerals Ltd. ("**NEM**") wherein NEM was granted the option to acquire a 35% interest in the subject project from Hunter's interest in the project. NEM acknowledges the aforesaid royalties in favour of Hunter.

   (c) August 1, 2004 Joint Venture Agreement between John Robins, Adam Vary and Laurence Barry as "Hunter", Stornoway Diamonds Corporation ("**Stornoway Diamonds**"), Shear and BHP Billiton Diamonds Inc. ("**BHPB**") wherein the parties acknowledge *inter alia* the subject property to be subject to a 2% gross overriding royalty on commercial production of diamonds from the Project Area as defined in the Agreement.

   The property being the subject of these agreements is known as Churchill.

---

[1] The Indicator Agreement also encompasses Ninurug, see 7(b).

4. April 16, 2003 Property Option Agreement between International Samuel Exploration Corp. ("**ISEC**"), Shear, NEM and Hunter (represented by 5126 NWT Ltd.), wherein the parties acknowledge that the subject property is subject *inter alia* to a 2% GORR in favour of Hunter. The property being the subject of this Agreement is known as Churchill West.

5. (a) November 16, 2001 Letter Agreement (the "**Coronation Option Agreement**") from 524520 to Stornoway Ventures Ltd. ("**Stornoway**") wherein Stornoway was granted an option to acquire a 70% interest in the Coronation Diamond Project as described therein, reserving to 52420 *inter alia The Indicator Agreement also encompasses Ninurug, see 7(b).* a 2% Gross Overriding Royalty on all gem and industrial diamonds recovered from the subject property.

   (b) The Letter Agreement was amended by:

      (i) a January 16, 2002 Assignment and Assumption Agreement between 524520 and NEM (the "**Assignment**") whereby the residual 30% interest of 524520, not inclusive *inter alia* of the royalty, was transferred to NEM;

      (ii) an April 24, 2002 letter from Stornoway to 524520 amending the Assignment; and

      (iii) June 16, 2004 letter agreement from Stornoway Diamonds to 524520 confirming exercise of the option under the Coronation Option Agreement.

   None of three three (3) documents affect the royalty.

   The property being the subject of these agreements is now known as Marquis, Princess, Crown and Jewel.

6. (a) December 13, 2001 Letter Agreements with 524520 and each of Chilean Gold Ltd. (now Nordic Diamonds Ltd.), ISEC, Stornoway, NEM (now together with Stornoway, "Stornoway Diamonds"), and Wind River Resources Ltd. wherein each such party was granted an option to acquire a 20% interest in the subject property, reserving to 524520 *inter alia* a 1% Gross Overriding Royalty on diamonds.

   (b) December 17, 2001 Letter Agreement between 52452 and NEM wherein NEM acquired the interest of 524520 in the agreements with Chilean Gold, ISEC, Wind River and Stornoway Diamonds, such interest not being inclusive *inter alia* of the said royalty.

   (c) November 1, 2004 Letter Agreement between Stornoway Diamonds and 52452 clarifying the December 17, 2001 Agreement which letter agreement is without prejudice to the said royalty.

   The property being the subject of these agreements is known as Jubilee.

7. (a) April 28, 2004 letter from Hunter to ISEC wherein ISEC was granted an option to acquire an 80% interest in the diamond rights to the subject properties, reserving to Hunter, *inter alia*, a 2% Gross Over-Riding Royalty. This property is known as Quillag.

(b) February 25, 2004 letter of intent (the "**Indicator LOI**") between Indicator Minerals Inc. ("**Indicator**") and Hunter wherein Indicator was granted an option to acquire an 80% interest in the diamond rights in the subject property, reserving to Hunter a Gross Overriding Royalty of 2% revenues from the property.

(c) Agreement dated June, 2004 (the "**Indicator Agreement**") between John Robins, Laurence Barry, Adam Vary, collectively the "**Vendors**" and Indicator documenting the Indicator LOI and articulating the royalty reserved to the Vendors as a Gross Overriding Royalty of 2% on all diamond products mined and removed from the property.

(d) Pursuant to the Indicator Agreement, Indicator was granted an option to acquire an 80% interest in the diamond rights to the subject properties, reserving to Hunter a 2% Gross Overriding Royalty on all diamond products mined and removed from the Properties. This option was exercised. This property is known as Ninuruq.

8. (a) January 15, 2002 Property Option Agreement (the "**Peregrine Agreement**") between 524520 and Diamondex Resources Ltd. ("**Diamondex**") wherein 524520 granted Diamondex an option to acquire a 70% interest in the subject property, reserving to 524520 a 2% Gross Overriding Royalty on gem and industrial diamonds recovered from the subject property. This option has been exercised. This property is known as Peregrine.

(b) January 21, 2002 Assignment and Assumption Agreement between 524520 and Northern Empire Minerals Ltd. ("**NEML**") wherein 524520 transferred to NEML its interest in the Peregrine Agreement, not inclusive, inter alia, of the royalties.

(c) November 1, 2004 Amendment Agreement between 524520 and Stornoway Diamond Corporation which is without prejudice to the royalties.

SCHEDULE B

Pre-emptive Rights

1. S. 5 of the Bear Agreement, provides that:

   "*The claims are subject to a two percent (2%) Net Smelter Royalty ("NSR") and a two percent (2%) Gross Over-Riding Royalty ("GORR") each with a $2 million buyback provision for 1 percent of the royalty.*"

2. The first paragraph of the Coronation Option Agreement provides that the:

   "*two percent (2%) Net Smelter Return Royalty ("NSR")/Gross Overriding Royalty ("GORR")*" is subject to a "*buyout of 1% for 2 million dollars*".

3. Paragraph 3.02 of the Peregrine Agreement provides that:

   "*Diamonde has the right, exercisable at any time, to purchase one-half of the Royalty for the sum of $2,000,000, and following the completion of such purchase of the Optionor shall have the right to receive 1% of the Net Smelter Returns and a 1% Gross Overriding Royalty*".

SCHEDULE C

Purchaser's Solicitor's Opinion

SCHEDULE D

Royalty Assignment Agreement

Attached

Royalty Purchase Agreement

THIS AGREEMENT is made as of February 22, 2005.

BETWEEN:

David Fawcett

(the "**Vendor**");

AND

International Royalty Corporation

(the "**Purchaser**").

WHEREAS:

A. The Vendor owns the Royalty;

B. The Vendor wishes to sell, and the Purchaser wishes to purchase, the Royalty on the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants, agreements, representations and warranties set out below, the parties covenant and agree as follows:

1. Interpretation

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith or unless otherwise specifically provided:

(a) "**Affiliate**" with respect to a corporation means another corporation which is affiliated with the first mentioned corporation within the meaning thereof in the Corporations Act;

(b) "**Agreement**" means this Agreement, including its recitals and schedules, as amended and supplemented;

(c) "**Books and Records**" means all files, ledgers and correspondence, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial statements, financial working papers and all other records and documents of any nature or kind whatsoever, including, without limitation, those recorded, stored,

maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not (and all software, passwords and other information and means of or for access thereto), belonging to the Vendor and relating to the Royalty;

(d) **"Business Day"** means any day other than a Saturday, Sunday or any statutory holiday in British Columbia or Ontario;

(e) **"Cash"** means cash or either solicitor's trust cheque or bank draft drawn in a Canadian chartered bank;

(f) **"Cash Portion"** is defined in section 2.3(a);

(g) **"Charter Documents"** means articles, articles of incorporation, notice of articles, memorandum, bylaws or any similar constating document of a corporate entity;

(h) **"Closing"** means the completion of the Transaction in accordance with Article 7;

(i) **"Closing Date"** means February 22, 2005, or such other date as may be agreed upon in writing by the Vendor and the Purchaser or by their respective solicitors;

(j) **"Common Shares"** means fully paid and non-assessable free trading voting common shares of the Purchaser to be issued and qualified pursuant to the Initial Public Offering;

(k) **"Consideration Shares"** is defined in section 2.3(b);

(l) **"Contracts"** means all contracts, agreements, instruments, leases, indentures, engagements, transactions and commitments, whether written or oral;

(m) **"Corporations Act"** means the *Canada Business Corporations Act*;

(n) **"Disclosure"** means the disclosure statement dated the date of this Agreement previously delivered by the Vendor to the Purchaser and initialled by the parties on the execution of this Agreement;

(o) **"Effective Time"** means 12:01 a.m. on the Closing Date;

(p) **"Encumbrance"** means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(i) a mortgage, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(ii) a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(iii) an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(iv) any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(v) any agreement to create, or right capable of becoming, any of the foregoing;

(q) "**Governmental Authority**" means any federal, provincial, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing;

(r) "**Indemnified Party**" has the meaning given to it in section 9.3;

(s) "**Indemnifier**" has the meaning given to it in section 9.3;

(t) "**Indemnity Claim**" has the meaning given to it in section 9.3;

(u) "**Initial Public Offering**" means the initial public offering of the Common Shares in the Qualifying Jurisdictions to which the Prospectus refers;

(v) "**Law**" means any statute, regulation, bylaw, order, ruling, decision, arbitration award, judgment, decree or law;

(w) "**Operator**" means the respective current owner of or holder of the mining rights to the property to which the Royalty is related.

(x) "**Permits**" means all permits, licences, certificates, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with any Governmental Authority which are material to the Royalty;

(y) "**Person**" means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

(z) "**Pre-Emptive Rights**" means any rights which limit, potentially terminate or amend or otherwise affect the Royalty;

(aa) "**Prime Rate**" means the floating annual rate of interest established and recorded as such from time to time by the Bank of Montreal as a reference rate then in

effect for determining the interest rate it shall charge on Canadian dollar commercial loans in Canada;

(bb) **"Proceeding"** means any action, claim, demand, lawsuit, assessment, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

(cc) **"Prospectus"** means the final Prospectus of the Purchaser pertaining to the Initial Public Offering, filed February 3, 2005;

(dd) **"Purchase Price"** means the purchase price for the Royalty, as set out in section 2.2;

(ee) **"Purchaser"** means International Royalty Corporation or its permitted assignee;

(ff) **"Qualifying Jurisdictions"** means all the Provinces of Canada and such other jurisdictions as determined by the Purchaser and its underwriters;

(gg) **"Registrar"** means the governmental official designated as such or having a role as such pursuant to the Corporations Act;

(hh) **"Regulatory Approvals"** means such regulatory approvals and acceptances, including such approvals from the Toronto Stock Exchange and securities regulatory authorities in the Qualifying Jurisdictions as may be necessary for the Initial Public Offering and the Transaction;

(ii) **"Royalty"** means all rights, title and interest of the Vendor in firstly a 20.3% interest in the royalty conferred by the Royalty Agreement and secondly a commensurate interest in the Royalty Agreement entitling the holder to all rights thereunder as a royalty holder including enforcement of the Royalty Agreement;

(jj) **"Royalty Agreement"** means that agreement detailed in Schedule A;

(kk) **"Royalty Assignment Agreement"** means that agreement in the form attached as Schedule B;

(ll) **"Third Party"** has the meaning given to it in section 9.3(a);

(mm) **"Transaction"** means the transaction of purchase and sale contemplated by this Agreement;

(nn) **"Vendor"** means David Fawcett.

1.2 Gender, Number and Other Terms

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, "or" is not exclusive and

"including" is not limiting, whether or not non-limiting language (such as "without limitation") is used with reference thereto.

1.3 Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Statutes

Unless otherwise stated, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant to it, with all amendments thereto and in force from time to time, and to any statute or regulations that may be passed which supplement or supersede such statute or such regulations.

1.5 No Contra Preferentum

The language in all parts of this Agreement shall in all cases be construed as a whole and neither strictly for nor strictly against any of the parties to this Agreement.

1.6 Currency

Except where otherwise expressly provided, all monetary amounts in this Agreement are stated and shall be paid in Canadian currency.

1.7 Governing Law and Attornment

This Agreement shall be governed by and construed in accordance with the laws of British Columbia and the laws of Canada applicable therein and all disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, both at law and equity, arising out of, or in any way connected with, this Agreement will be referred to the courts of British Columbia and each of the parties hereby attorns to the jurisdiction of the courts of British Columbia.

1.8 Schedules

The following are the Schedules which are attached to and form part of this Agreement:

Schedule A – Royalty Agreement
Schedule B – Royalty Assignment Agreement

1.9 Cross-References

Unless otherwise stated, a reference in this Agreement to a designated article, section, subsection, paragraph or other subdivision or to a schedule is to the designated article, section, subsection, paragraph or other subdivision of, or schedule to, this Agreement.

1.10 References to Whole Agreement

Unless otherwise stated, the words "herein", "hereof", "hereby" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular article, section, subsection, paragraph or other subdivision or schedule.

2. Purchase of Royalty

2.1 Purchase and Sale

Based on the representations and warranties contained in this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Vendor, the Royalty, effective as of and from the Effective Time, free and clear of all Encumbrances, for the Purchase Price and in accordance with and subject to the terms and conditions set forth in this Agreement.

2.2 Purchase Price

The Purchase Price is $1,250,000.

2.3 Payment of Purchase Price

The Purchase Price shall be paid by the Purchaser on Closing as follows:

(a) $312,500 by Cash (the "**Cash Portion**"); and

(b) by issuance to the Vendor of 218,023 Common Shares (the "**Consideration Shares**").

2.4 Risk of Loss and Damage Prior to Closing

Risk of loss of the Royalty shall pass at the Closing, and the Vendor shall bear all risk of loss or impairment of the Royalty until the Closing and the Purchaser shall bear all risk of loss or impairment after the Closing.

3. Representations and Warranties of the Vendor

The Vendor represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the Transaction notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Purchaser and that, except as set out in the Disclosure, no information which is now known or should be known or which may hereafter become known to the Purchaser, its employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Purchaser:

(a) **Due Execution**: This Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable in accordance with its terms, except as may be limited by bankruptcy,

insolvency and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(b) **Ownership**: Subject to the Disclosure, the Vendor is the beneficial owner of, and has good and marketable title to, the Royalty free and clear of all Encumbrances.

(c) **Rights to Royalty**: Subject to the Disclosure, the Vendor has the exclusive right to own the Royalty.

(d) **No Rights to Royalty**: There is no Pre-Emptive Right, agreement, Contract, option, commitment or other right in favour of, or held by, any Person other than the Purchaser to acquire the Royalty or any portion thereof.

(e) **Royalty Assignable**: The Royalty is freely assignable to the Purchaser, subject only to the consent of the counterparties to the Royalty Agreement, which consent is not to be unreasonably withheld.

(f) **Books and Records**: The Vendor has no Books and Records.

(g) **Residency**: The Vendor is not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada).

(h) **Adverse Proceedings**: Subject to the Disclosure, to the knowledge of the Vendor, there are no current, pending or threatened Proceedings of, by, against, or relating to, the Vendor or the Royalty, any Permit or the Royalty Agreement and the Vendor is not aware of any basis for any other Proceeding which, if pursued, would have a significant likelihood of having a material adverse effect on any Royalty.

(i) **No Seizure**: There is no appropriation, expropriation or seizure of the Royalty that is pending or, to the knowledge of the Vendor, that has been threatened.

(j) **Material Contracts**: Schedule A contains a complete and accurate listing and description of, and specifically identifies all Permits and Contracts by which the Vendor is bound or under which the Vendor is entitled to any benefits pertaining to the Royalty and correct and complete copies of all Permits and Contracts have been made available to the Purchaser.

(k) **Good Standing**: The Vendor is not in breach or default of any of the terms of the Royalty Agreement or Permit and the Vendor is not aware of any breach or default of any term of the Royalty Agreement or Permit by any other party thereto, to the knowledge of the Vendor, the Royalty Agreement and Permit is in good standing and in full force and effect and the Royalty Agreement or Permit has not been amended save as detailed in Schedule A. No state of facts exists, which, after notice or lapse of time or both, would constitute a default or breach by the Vendor under the Royalty Agreement or Permit. Subject to the Disclosure,

the Vendor has not received any notice of any default, breach or termination of the Royalty Agreement or Permit or of any fact or circumstance which will, or is likely to, result in such a default, breach or termination.

(l) **No Adverse Implications**: Neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contemplated by or contained in this Agreement will:

(i) give any Person the right to terminate, cancel or amend any contractual or other right of the Vendor where such termination, cancellation or removal would have an adverse effect on the Royalty;

(ii) result in the creation of any Encumbrance on the Royalty or in a breach of or a default under any agreement giving a third party security against any Royalty or in the crystallization of any floating charge on the Royalty, where any of such events could have an adverse effect on the Royalty;

(iii) result in a breach or contravention of or default under any provision of any Permit, the Royalty Agreement or any Law to which the Vendor is a party or by or to which the Vendor or the Royalty is bound or is subject, which could have an adverse effect on the Royalty or which could impair the legality or enforceability of this Agreement or the Transaction, or require the consent of any Person; or

(iv) result in any fees, duties, taxes, assessments or other amounts relating to the Royalty becoming due or payable, other than any tax imposed pursuant to Part IX of the *Excise Tax Act* (Canada) payable by the Purchaser in connection with the Transaction.

(m) **Government Approvals**: There is no Permit or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority, court, board or arbitrator that is required for the execution or delivery by the Vendor of this Agreement, or the completion or performance by the Vendor of the Transaction, or the validity or enforceability of this Agreement against the Vendor.

(n) **No Adverse Knowledge**: Subject to the Disclosure, the Vendor has no information or knowledge of any fact relating to the Royalty, the Royalty Agreement, any Permits, the counter-party to the Royalty Agreement, or the Transaction which might reasonably be expected to materially and adversely affect the Royalty.

(o) **Full Disclosure**. The Vendor has disclosed to the Purchaser all facts relating to the Royalty which could be reasonably expected to be material to a Person intending to purchase the Royalty. In respect of the Disclosure nothing further has been asserted since the last respective dates detailed therein.

(p) **Material Facts**. This Agreement does not contain any untrue statement by the Vendor of a material fact nor has the Vendor omitted to state in this Agreement a material fact necessary in order to make the statements contained herein not misleading.

(q) **Enforceability**. This Agreement and the Disclosure has been, and each document to be delivered on Closing to which the Vendor is a party will on Closing be, duly executed and delivered by the Vendor and this Agreement and each such Closing document to which the Vendor is a party will on Closing constitute a valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms.

(r) **U.S. Securities**. The Vendor understands that the Common Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or the securities laws of any state. In connection with the Transaction and the issuance of the Consideration Shares, the Vendor hereby acknowledges, represents and warrants as follows:

(i) the Vendor was not offered the Common Shares while in the United States;

(ii) the Vendor was outside the United States when the decision to acquire the Common Shares was made;

(iii) neither this Agreement nor other document relating to the acquisition or purchase of the Common Shares was received by Vendor in the United States, nor was this Agreement or any other document relating to the acquisition or purchase of the Common Shares executed or delivered by Holder in the United States; and

(iv) neither the structure of the Transaction nor any transactions and activities contemplated in connection with the acquisition of the Common Shares comprise a scheme to avoid the registration requirements of the U.S. Securities Act.

and the Vendor hereby undertakes to execute and deliver all such further documentation as may be required to give effect to the matters contemplated in this subsection 3(s).

4. Representations and Warranties of the Purchaser

4.1 Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendor as follows and acknowledges that the Vendor is relying upon the following representations and warranties in connection with the sale of the Royalty, notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Vendor and that no information which is now known or should

be known or which may hereafter become known to the Vendor, its employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Vendor:

(a) **Status**: The Purchaser is an incorporated and validly existing company under the Corporations Act, in good standing with respect to the filing of annual reports in the office of the Registrar, has never been struck from the register maintained by the Registrar or dissolved or liquidated, and has full power and capacity to enter into, carry out the Transaction, and duly observe and perform all its obligations contained in this Agreement.

(b) **Due Authorization**: The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement, and the completion of the Transaction, have been authorized by all necessary corporate action on the part of the Purchaser, and this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c) **Non-contravention**: Neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contained in this Agreement will result in a breach of or default under, or be contrary to, any of the provisions of the Charter Documents of the Purchaser or any Encumbrance, indenture, Contract, agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound.

(d) **Investment Canada**: The Purchaser is not a non-Canadian within the meaning of the *Investment Canada Act* (Canada).

(e) **GST Registration**: The Purchaser is a registrant for purposes of Part IX of the *Excise Tax Act* (Canada), and the Purchaser's registration number is 88352 0702 RP0001.

(f) **IPO**: The Initial Public Offering on Closing has the attributes disclosed in the Prospectus.

(g) **Reporting Issuer**. On Closing, the Purchaser shall be a reporting issuer under securities laws of British Columbia and Ontario and the Consideration Shares shall be exempt from escrow requirements and hold periods except as may be imposed by applicable laws or the Toronto Stock Exchange.

5. Pre-closing Matters

5.1 Operations until Closing

Except as otherwise provided in this Agreement or as otherwise agreed in writing by the Purchaser, the Vendor shall from the date of this Agreement up to the Closing:

(a) use all reasonable efforts to preserve the Royalty;

(b) not allow the Royalty to become subject to any Encumbrance;

(c) not sell, lease, license, transfer or otherwise dispose of, or agree to sell, lease, license, transfer or otherwise dispose of, the Royalty;

(d) take good care of the Royalty and take reasonable care to protect and safeguard the Royalty;

(e) make all necessary tax, governmental and other filings necessary in respect to the Royalty in a timely fashion; and

(f) Not, without the prior written consent of the Purchaser, amend or vary the Royalty Agreement or any Permit, or obtain any additional Permit in connection with the Royalty except:

(i) renewals or replacements of any of the Permits on substantially the same terms and conditions; and

(ii) any additional Permits required so as to maintain the Royalty;

(g) Provide to the Purchaser, its employees, representatives and agents, full access during normal business hours to the Vendor's personnel and its facilities and properties and to the Books and Records and to the Royalty Agreement and all, or true copies of all, title documents, Encumbrances, Permits, Contracts and other documents relating to the Royalty, and furnish them with all such information relating to the Royalty as the Purchaser from time to time reasonably requests; it being acknowledged and agreed by the Vendor that no investigation made by the Purchaser or any of its employees, representatives or agents shall have the effect of waiving or diminishing the scope of, or otherwise affect the Purchaser's right to rely on, any representation or warranty made by the Vendor in this Agreement or in any document, instrument or agreement delivered pursuant to this Agreement; and

(h) Use all reasonable efforts to ensure that the representations and warranties of the Vendor in this Agreement are true and correct at the Closing and that the conditions of the Purchaser in section 6.1 and the mutual conditions in section 6.3 are fulfilled at the Closing, and will inform the Purchaser promptly of any state of facts which will result in any representation or warranty of the Vendor being

untrue or incorrect or in any condition of the Purchaser in section 6.1 or mutual condition in section 6.3 being unfulfilled at the Closing.

5.2 Confidentiality

The Purchaser acknowledges that some of information, materials and documentation received or observed by it pursuant to subsection 5.1(g), including, without limitation, the Disclosure, may be confidential. The Purchaser shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent the Purchaser from disclosing or making available to its accountants, professional advisers and bankers and other lenders, whether current or prospective, any such information, materials and documentation on a confidential basis for the purpose of carrying out the Transaction. This clause shall terminate on Closing save in respect to the Disclosure.

5.3 Return of Information

If the purchase of the Royalty pursuant to this Agreement is not completed, the Purchaser shall return to the Vendor all materials, documentation, data, records, drawings and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) referred to in subsection 5.1(g) in the possession of the Purchaser and maintain the confidentiality of all information or knowledge obtained from the Vendor, and not use any such information or knowledge for any purpose whatsoever.

5.4 Remedies

The Purchaser acknowledges and agrees that if any of the provisions contained in sections 5.2 and 5.3 are not performed in accordance with the terms set out therein, the Vendor will be entitled to an injunction to prevent any breach of such provisions and may specifically enforce such provisions in any action instituted in any court having jurisdiction. These specific remedies are in addition to any other remedy to which the Vendor may be entitled at law or in equity.

5.5 Consents and Re-issues

The Vendor shall use all reasonable efforts to obtain, prior to the Closing Date:

(a) all consents, approvals, releases and waivers in form and substance satisfactory to the Purchaser, acting reasonably, necessary for the assignment of the purchased interest in the Royalty Agreement and the Permits to the Purchaser and the transfer of the Royalty to the Purchaser. Without limiting the generality of the foregoing, the Vendor agrees to execute a Royalty Assignment Agreement in respect of the Royalty and to use its reasonable efforts to obtain an executed copy thereof from the Operator prior to and for delivery at Closing;

(b) if applicable, the re-issue or novation of the Royalty Agreement or Permit in the name of the Purchaser, and the Vendor shall not, except as presently contemplated by the terms thereof, or except with the prior written consent of the Purchaser, agree to any amendment or variation to the terms of the Royalty Agreement or

Permit in connection with, or as a condition of, such assignment or re-issue. The Purchaser shall give to the Vendor such information and copies of such documents relating to the Purchaser which the Vendor may reasonably request in order to obtain any consent or approval, or re-issue referred to above; and

(c) if applicable, the waiver of any third party's Pre-emptive Rights which are appropriate to seek to be waived in the circumstances of a sale of the Royalty.

5.6 Consent Not Received by Closing

If a consent or approval of a third party, which is required to permit the transfer or assignment to the Purchaser of the purchased interest in the Royalty Agreement or Permit, is not received on or before the Closing, and if, notwithstanding such non-receipt, the Vendor and the Purchaser proceed to complete the Transaction, the transfer or assignment of such interest in the Royalty Agreement and Permit in respect of which the required consent has not been received on or before the Closing will not be effective in each case until the applicable consent or approval has been received and such interest in the Royalty Agreement or Permit will be held by the Vendor following the Closing in trust for the benefit and exclusive use of the Purchaser. The Vendor shall continue to use all reasonable efforts to obtain the required consents and approvals and shall only make use of the Royalty Agreement and Permit in accordance with the directions of the Purchaser that do not conflict with the terms of such Royalty Agreement or Permit.

5.7 Purchaser's Covenant

The Purchaser shall:

(a) prior to the Closing Date:

(i) execute and deliver such assignment and assumption agreements and applications for consents in such form and content as may be reasonably required by the Vendor to obtain the consents, approvals, waivers, novations and re-issues, referred to in section 5.5; and

(ii) diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering prior to the Closing Date;

(b) if requested by the Vendor execute a joint election made by the Vendor as transferor and by the Purchaser as transferee under subsection 85(1) of the *Income Tax Act of Canada* (the "**Act**") at such agreed amount as may be designated by the Vendor within the limits allowed thereunder (or such subsection of the Act, as may be mutually agreed upon by the both parties to this Agreement), respecting the transfer of the Royalty to the Purchaser by the Vendor, as such amount may be determined by the Vendor in conformity with the provisions of such subsection, or such other subsection of the Act, as may be agreed upon by both parties to this Agreement.

5.8 Vendor's Covenant

The Vendor hereby covenants and agrees that:

(a) in the event that any of the "Properties" as defined in the Royalty Agreement or the tenures in respect thereof are or become vested in the name of the Vendor, then such respective Royalty and interest in the respective Royalty Agreement shall not merge with such greater interest in such respective Property or Properties;

(b) the Vendor has all right, title and authority to disclose all information provided by the Vendor to the Purchaser in respect to the Royalty, the Royalty Agreement and the Properties, licences and tenures relative to the Royalty Agreement and upon Closing, such information shall become property of the Purchaser;

(c) the Vendor shall promptly forward to the Purchaser any notices he receives, to and after Closing, in respect to the Royalty and the Royalty Agreement; and

(d) in the event the validity of the Royalty is challenged or payments thereunder are refused or an interest in the Royalty is asserted by any third party or any other action is taken that is based upon the claim described in the Disclosure then the Vendor agree, at his expense, to cooperate and fully participate in such legal action as the Purchaser may consider reasonably necessary so as to confirm the validity and enforceability of the Royalty, the Purchaser's title to the Royalty and the Purchaser's right to receive payments thereunder.

6. Conditions of Closing

6.1 Conditions of the Purchaser

The obligation of the Purchaser to complete the Transaction is subject to the fulfilment of the following conditions:

(a) **Representations and Warranties**: The representations and warranties of the Vendor contained in this Agreement being true and correct on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (subject to subsection 5.1(f) if the Purchaser's consent required thereunder has been obtained);

(b) **Covenants**: All of the covenants and obligations of the Vendor to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c) **Certificate of Vendor**: There having been delivered to the Purchaser a certificate of the Vendor dated the Closing Date, executed by the Vendor, certifying that the representations and warranties made by the Vendor in this Agreement are true and correct as at the Closing (subject to subsections 5.1(f) and that all covenants and

obligations to be observed or performed by the Vendor on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed;

(d) **Releases**: There having been delivered to the Purchaser duly executed releases, in registrable form where applicable, of or evidence to the satisfaction of the Purchaser as to, the discharge of all Encumbrances against the Royalty;

(e) **Satisfactory Due Diligence**: The Purchaser being satisfied with the results of its due diligence investigations with respect to the Royalty;

(f) **Regulatory Approvals**: The receipt of the Regulatory Approvals;

(g) **IPO Closing**: Completion of the Initial Public Offering;

(h) **Royalty Assignment Agreements**: The receipt of fully executed Royalty Assignment Agreements in respect to each of Mt. Spieker, Perry Creek, Hermann and West Brazion in substantially the form attached as Schedule B, which includes consents to the assignment and transfer of the Royalty, from all parties to the Royalty Agreement other than the Vendor.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Purchaser may, subject to section 10.11, terminate this Agreement, in which event, subject to section 10.11, the Purchaser will be released from all obligations under this Agreement, and the Vendor will also be so released unless the Vendor was reasonably capable of causing such condition or conditions to be fulfilled or unless the Vendor has breached any of its covenants or obligations in or under this Agreement. The foregoing conditions are for the benefit of the Purchaser only and accordingly the Purchaser will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.2 Conditions of the Vendor

The obligation of the Vendor to complete the Transaction is subject to the fulfilment of each of the following conditions:

(a) **Representations and Warranties**: The representations and warranties of the Purchaser contained in this Agreement being true on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing;

(b) **Covenants**: All of the covenants and obligations of the Purchaser to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c) **Certificate of Purchaser**: There having been delivered to the Vendor a certificate of the Purchaser dated the Closing Date, executed by an authorized

officer or director of the Purchaser, certifying that the representations and warranties made by the Purchaser in this Agreement are true and correct as at the Closing and that the covenants and obligations to be observed or performed by the Purchaser on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed; and

(d) **Consideration Shares**: The Vendor's reasonable satisfaction that the Consideration Shares shall have those attributes as disclosed in the Prospectus.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Vendor may, subject to section 10.11, terminate this Agreement, in which event, subject to section 10.11, the Vendor will be released from all obligations under this Agreement, and the Purchaser will also be so released unless the Purchaser was reasonably capable of causing such condition or conditions to be fulfilled or unless the Purchaser has breached any of its covenants or obligations in or under this Agreement. The foregoing conditions are for the benefit of the Vendor only and accordingly the Vendor will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.3 Mutual Conditions

The obligations of the Vendor and of the Purchaser to complete the Transaction are subject to fulfilment of the following conditions:

(a) **No Orders or Proceedings**: No injunction or restraining order or other decision, ruling or order of a court or administrative tribunal of competent jurisdiction being in effect which prohibits, restrains, limits or imposes conditions on, the Transaction and no action or proceeding having been instituted or remaining pending or having been threatened before any such court or administrative tribunal to restrain, prohibit, limit or impose conditions on the Transaction; and

(b) **Obtain Consents**: The Vendor having obtained all consents, approvals, novations, reissues and waivers referred to in section 5.5 in each case in form and substance satisfactory to the Purchaser, acting reasonably, and the same having been delivered to the Purchaser.

In the event that any of the foregoing conditions is not performed or fulfilled at or before the Closing, either the Purchaser or the Vendor may, subject to section 10.11, terminate this Agreement, in which event, subject to section 10.11, the party so terminating this Agreement will be released from all obligations under this Agreement, and the Vendor, if the Purchaser is the party terminating this Agreement, and the Purchaser, if the Vendor is the party terminating this Agreement, will also be so released unless the Vendor, or the Purchaser, as the case may be, was reasonably capable of causing such condition or conditions to be fulfilled or has breached any of its covenants or obligations in or under this Agreement.

7. Closing Transactions

7.1 Time and Place

The Closing shall take place in the Vancouver offices of Fasken Martineau DuMoulin LLP at 11:00 o'clock a.m. on the Closing Date; or at such other time and date, or both, as the Vendor and the Purchaser or their respective solicitors may agree upon.

7.2 Vendor's Closing Documents

At the Closing, the Vendor shall deliver the following to the Purchaser:

(a) all executed deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents, including Royalty Assignment Agreements, which are necessary to assign, sell and transfer the Royalty as contemplated by this Agreement in such form and content as the Purchaser may require, acting reasonably;

(b) a certificate of the Vendor pursuant to section 6.1(c);

(c) a receipt for Cash Portion; and

(d) a receipt for the certificate representing the Consideration Shares.

7.3 Purchaser's Closing Documents

At the Closing the Purchaser shall deliver the following to the Vendor:

(a) Cash in the amount of the Cash Portion;

(b) A share certificate representing the Consideration Shares;

(c) certified copies of resolutions of the directors of the Purchaser approving the Transaction and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement; and

(d) a certificate of the Purchaser pursuant to section 6.2(c).

7.4 Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any party to the others pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

7.5 Transfer of Royalty

Subject to compliance with the terms and conditions of this Agreement and, subject to section 5.6 the transfer of the Royalty to the Purchaser shall be deemed to take effect as at the Closing.

8. Responsibility for Obligations and Liabilities

8.1 Assumption by Purchaser

On the Closing, the Purchaser shall assume and be commensurately responsible for the observance, performance and payment of all obligations and liabilities which are to be observed, performed or paid by a royalty holder from and after the Effective Time, under the Royalty Agreement and the Purchaser shall indemnify and save the Vendor harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Vendor by reason of the failure of the Purchaser to perform or pay its commensurate share of any of the obligations and liabilities referred to in this section 8.1.

8.2 Vendor's Obligations and Liabilities

The Vendor shall be responsible for the observance and performance of all obligations and payment of all liabilities relating to the Royalty other than those to be observed, performed or paid by the Purchaser as set out in this Agreement and the Vendor shall indemnify and save the Purchaser harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Purchaser by reason of any failure of the Vendor to perform or satisfy any of the obligations and liabilities for which the Vendor is responsible.

8.3 Payment of Taxes on Sale and Transfer

The Purchaser shall be responsible for and shall pay when due any excise taxes (goods and services taxes) and similar taxes (but not income taxes of the Vendor) and any registration fees payable in respect of the sale and transfer of the Royalty to the Purchaser.

9. Survival of Representations and Recourse

9.1 Survival

The representations, warranties, covenants and obligations of:

(a) the Vendor in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement; and

(b) the Purchaser in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement,

shall survive the Closing and shall continue in full force and effect for a period of 18 months from the Closing Date.

9.2 Limitation

(a) The Purchaser will be entitled to make a claim against the Vendor in respect of the breach of any warranty, representation, covenant or obligation of the Vendor in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i) written notice of any such claim is given by or on behalf of the Purchaser to the Vendor within 18 months from the Closing Date; and

(ii) the aggregate amount of all such claims exceeds $50,000;

provided that the Vendor's liability to the Purchaser shall be for the entire aggregate amount of such claim and not for amounts in excess of the said aggregate amount.

(b) The Vendor will be entitled to make a claim against the Purchaser in respect of the breach of any warranty, representation, covenant or obligation of the Purchaser in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i) written notice of any such claim is given by or on behalf of the Vendor to the Purchaser within three years from the Closing Date;

(ii) the aggregate amount of all such claims exceeds $50,000;

provided that the Purchaser's liability to the Vendor shall be for the entire aggregate amount of such claim and not for amounts in excess of the said aggregate amount.

(c) In no event shall the aggregate of the claims by the Purchaser against the Vendor hereunder exceed $1,250,000.

(d) Payment of a claim of the Purchaser against the Vendor may be partly or fully made by delivery of the Vendor to the Purchaser of Consideration Shares to be valued as at the time of delivery at the greater of $4.30 per share or the weighted average price of the common shares over the 10 trading days prior to such delivery.

9.3 Defence of Third Party Claims

In the event of a claim (an "**Indemnity Claim**") being made by a third party against a party (the "**Indemnified Party**") in respect of which, subject to section 9.2 another party (the "**Indemnifier**") is or may be obligated under or arising out of this Agreement to indemnify, pay damages to or otherwise compensate the Indemnified Party, the following provisions shall apply.

The Indemnified Party shall promptly give written notice to the Indemnifier of any Indemnity Claim in respect of which the Indemnified Party intends to claim for indemnification against the

Indemnifier. Such notice shall specify with reasonable particularity (to the extent that the information is available) the nature of the Indemnity Claim. The Indemnifier shall, at its own expense, assume control of the negotiation, settlement and defence of such Indemnity Claim. The Indemnified Party shall co-operate with the Indemnifier in respect of such Indemnity Claim and the Indemnifier shall reimburse the Indemnified Party for all the Indemnified Party's reasonable expenses as a result of the Indemnifier's assumption of such Indemnity Claim and arising from the Indemnified Party's co-operation.

The Indemnified Party will have the right to participate in the negotiation, settlement and defence of such Indemnity Claim at its own expense and will have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifier and the Indemnified Party shall be retained by the Indemnifier. If the Indemnifier fails to defend any Indemnity Claim within a reasonable time, the Indemnified Party will be entitled to assume control of the Indemnity Claim at the expense of the Indemnifier and the Indemnifier will be bound by the results obtained by the Indemnified Party with respect to such Indemnity Claim.

The following provisions shall also apply with respect to Indemnity Claims:

(a) In the event that any Indemnity Claim is of a nature such that the Indemnified Party is legally bound or required by applicable law to make a payment to any person (a "**Third Party**") with respect to such Indemnity Claim before the completion of settlement negotiations or related legal proceedings, including, without limitation, the posting of any security to stay any process of execution or judgment, the Indemnifier shall be obligated to make such payment or post security herefore on behalf of the Indemnified Party. If the Indemnifier fails to do so, the Indemnified Party may make such payment or post security herefore and the Indemnifier shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment or cause the security to be replaced and released. If the amount of any liability of the Indemnified Party under the Indemnity Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifier to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifier.

(b) Except in the circumstance contemplated by subsection 9.3(a) above, and unless the Indemnifier fails to assume control of the negotiation, settlement and defence of any Indemnity Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Indemnity Claim except with the prior written consent of the Indemnifier (which consent shall not be unreasonably withheld).

(c) The Indemnified Party shall not permit any right of appeal in respect of any Indemnity Claim to terminate without giving the Indemnifier notice thereof and an opportunity to contest such Indemnity Claim.

(d) The Indemnified Party and the Indemnifier shall co-operate fully with each other with respect to Indemnity Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Indemnity Claim with his or her counterpart and with counsel at all reasonable times.

(e) Notwithstanding the above provisions of this section 9.3, the Indemnifier shall not settle any Indemnity Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party.

(f) The provisions of this section 9.3 are intended to set out the procedures to be followed with respect to an Indemnity Claim and, provided the Indemnified Party follows such procedures in all material respects, nothing contained in this section 9.3 will derogate from the Indemnifier's obligations to indemnify the Indemnified Party.

10. Miscellaneous

10.1 Legal and Other Fees and Expenses

Unless otherwise specifically provided herein, the parties will pay their respective legal, accounting and other professional fees and expenses incurred by each of them in connection with the negotiation and settlement of this Agreement, the completion of the Transaction and other matters pertaining hereto.

10.2 Notices

All notices, requests, demands or other communications required or permitted to be given by any party to another pursuant to this Agreement shall be given in writing and delivered by personal service, pre-paid registered mail or facsimile, addressed as follows:

To the Vendor:

David Fawcett
c/o Suite 1730, Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8

Facsimile: (604) 689-5019

with a copy to:

McCullough O'Connor Irwin
1100 – 888 Dunsmuir St.
Vancouver, BC V6C 3K4

Attention: Jonathan McCullough

Facsimile: (604) 687-7099

To the Purchaser:

International Royalty Corporation
10 Inverness Drive East
Suite 104
Denver, Colorado, USA 80112

Attention: Doug Silver

Facsimile: (303) 799-9017

and

Attention: George Young

Facsimile: (303) 799-9017

with a copy to:

Fasken Martineau DuMoulin LLP
4200 – 66 Wellington St. W.
Toronto, Ontario
M5K 1N6

Attention: Michael Bourassa

Facsimile: (416) 364-7813

subject to any notice of change of address or fax number given in accordance herewith. Any notice shall be deemed to have been given and received:

(a) if personally delivered, then on the day of personal service to the recipient party, provided that if such date is a day other than a Business Day such notice shall be deemed to have been given and received on the first Business Day following the date of personal service;

(b) if by pre-paid registered mail, then the first Business Day, after the expiration of five (5) days following the date of mailing; or

(c) if sent by facsimile transmission and successfully transmitted prior to noon on a Business Day of the recipient party, then on that Business Day, and if successfully

transmitted after noon on a Business Day of a recipient party then on the first Business Day following the date of transmission.

10.3 Further Assurances

Each of the parties shall execute and deliver such further documents and do such further acts and things as may be reasonably required from time to time, either before, on or after the Closing Date, to carry out the full intent and meaning of this Agreement and to assure to the Purchaser good and valid title to the Royalty, free and clear of all Encumbrances.

10.4 Time of the Essence

Time shall be of the essence of this Agreement.

10.5 Brokers' Fees

Each of the parties acknowledges and agrees that it is not aware of any current or possible future claim for brokerage, agency, finder's fee or commission in connection with the transactions contemplated by this Agreement and that if any such claim should arise through, or under, or by virtue of any action taken by, any party, such party shall indemnify and hold harmless the others in respect thereof.

10.6 Entire Agreement

This Agreement and the Disclosure constitutes the entire agreement between the Vendor and the Purchaser pertaining to the Transaction and supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of the Vendor and the Purchaser, including the letter agreement between the parties dated December 6, 2004, and there are no warranties, representations, covenants, obligations or agreements between the Vendor (or any Affiliate thereof) and the Purchaser except as set forth in this Agreement.

10.7 Confidentiality, Public Disclosure

(a) This Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by applicable Law and then upon notice by the disclosing party to the other party) without the prior written approval of the other party.

(b) The content of any public disclosure or press release respecting this Agreement or the Transaction shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this section 10.7 is subject always to all disclosure obligations of the Purchaser under applicable securities laws.

10.8 Assignment

Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by either party hereto without the written consent of the other party first obtained, such consent not to be unreasonably withheld. The Vendor hereby confirms his consent to the transfer of this Agreement by the Purchaser to an Affiliate of the Purchaser so long as the Purchaser remains fully obligated to the Vendor under the terms of this Agreement notwithstanding such transfer.

10.9 Invalidity

Each of the provisions contained in this Agreement is distinct and severable and a determination of illegality, invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof, unless as a result of such determination this Agreement would fail in its essential purposes.

10.10 Waiver and Amendment

Except as expressly provided in this Agreement, no amendment or waiver of it will be binding unless made in writing by the party to be bound by such amendment or waiver. No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any other part of the provision or any other provision of this Agreement nor a continuing waiver unless otherwise expressly provided.

10.11 Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of subsections 5.2, 5.3, 5.4, 10.1, 10.5 and 10.7 shall survive such termination and remain in full force and effect.

10.12 Counterparts

This Agreement may be signed in counterparts and by facsimile counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

10.13 Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED by David Fawcett in the presence of:

Witness

JONATHAN McCULLOUGH
Barrister & Solicitor

Address 1100 - 888 DUNSMUIR STREET
VANCOUVER, B.C.
V6C 3K4

Occupation

David Fawcett

International Royalty Corporation by its authorized signatory:

George Young

10.13 Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED by David Fawcett in the presence of:	)	
______________________ Witness	)	______________________ **David Fawcett**
______________________ Address	)	
______________________	)	
______________________ Occupation	)	

International Royalty Corporation by its authorized signatory:

____
George Young

SCHEDULE A

Royalty Agreements

Royalty Sharing Agreement made March 31, 2000 among David Fawcett, Kevin James, Mark Gibson and Western Canadian Coal Corp. pertaining to an aggregate 1% royalty (divided 40.6% David Fawcett, 21.9% Kevin James, 37.5% Mark Gibson) in the price (FOBT at cost) for all product tonnes produced from the following properties:

Project	**Property**	**Tenure No.**
Wolverine	Mt. Spieker	381711 to 381717, 379597, 379598 and 379600
Wolverine	Perry Creek	379594 to 379596, 379601, 383177 to 383179
Wolverine	Hermann	383180 to 383183
Brazion	West Brazion	379579 to 379582 and 379585

all per the agreement attached.

SCHEDULE B

Royalty Assignment Agreement

attached

ESCROW CLOSING AGREEMENT

We refer to the Royalty Purchase Agreement between us dated February 22, 2005 (the "Agreement"). We confirm that we have each delivered into escrow with Fasken Martineau DuMoulin LLP (the "Escrowholder") the closing documents required by sections 7.2 and 7.3 of the Agreement (the "Closing Documents"). We agree that all closing conditions referred to in the Agreement have been satisfied or waived, other than the conditions in sections 6.1(h) and 6.3(b) in relation only to the receipt of to the Royalty Assignment Agreements (as defined in the Agreement) executed by Western Canadian Coal Corp., Western Coal Corp. and Mark Gibson (the "Assignments"). We agree that upon delivery of the Assignments to the Escrowholder, the escrow will be released, the Closing will have occurred and we will jointly instruct the Escrowholder to deliver the respective Closing Documents to the parties entitled to receive them. If the Assignments have not been received by the Escrowholder by March 31, 2005, the Escrowholder will return the Closing Documents to the parties who delivered them, unless otherwise agreed in writing by the parties, and the Vendor and the Purchaser will endeavour to close the Transaction (as defined in the Agreement) on the terms of the Agreement as soon as reasonably practicable thereafter.

Dated at Vancouver, British Columbia February 22, 2005,

INTERNATIONAL RESOURCE CORPORATION

By:________________________
Authorized Signatory
Name:
Title:

____

DAVID FAWCETT

ESCROW CLOSING AGREEMENT

We refer to the Royalty Purchase Agreement between us dated February 22, 2005 (the "Agreement"). We confirm that we have each delivered into escrow with Fasken Martineau DuMoulin LLP (the "Escrowholder") the closing documents required by sections 7.2 and 7.3 of the Agreement (the "Closing Documents"). We agree that all closing conditions referred to in the Agreement have been satisfied or waived, other than the conditions in sections 6.1(h) and 6.3(b) in relation only to the receipt of to the Royalty Assignment Agreements (as defined in the Agreement) executed by Western Canadian Coal Corp., Western Coal Corp. and Mark Gibson (the "Assignments"). We agree that upon delivery of the Assignments to the Escrowholder, the escrow will be released, the Closing will have occurred and we will jointly instruct the Escrowholder to deliver the respective Closing Documents to the parties entitled to receive them. If the Assignments have not been received by the Escrowholder by March 31, 2005, the Escrowholder will return the Closing Documents to the parties who delivered them, unless otherwise agreed in writing by the parties, and the Vendor and the Purchaser will endeavour to close the Transaction (as defined in the Agreement) on the terms of the Agreement as soon as reasonably practicable thereafter.

Dated at Vancouver, British Columbia February 22, 2005,

INTERNATIONAL RESOURCE CORPORATION

By:______________________________

Authorized Signatory

Name:

Title:

____

DAVID FAWCETT

DIRTY SHOVEL

Royalty Purchase Agreement

THIS AGREEMENT is made as of February 22, 2005.

BETWEEN:

524520 BC Ltd. ("524520")
344967 BC Ltd. ("344967")
Adam Vary
Bill Whitehead
Peter Robson
Stuart Angus
Graham Scott
John Robins

(collectively the "**Vendors**" and individually a "**Vendor**");

AND

International Royalty Corporation

(the "**Purchaser**").

WHEREAS:

A. The Vendors own the Royalty;

B. Each of the Vendors wishes to sell, and the Purchaser wishes to purchase, the Royalty on the terms and conditions set forth in this Agreement; and

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants, agreements, representations and warranties set out below, the parties covenant and agree as follows:

1. Interpretation

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith or unless otherwise specifically provided:

(a) "**Affiliate**" with respect to a corporation means another corporation which is affiliated with the first mentioned corporation within the meaning thereof in the Corporations Act;

(b) "**Agreement**" means this Agreement, including its recitals and schedules, as amended and supplemented;

(c) "**Barry**" means Lawrence Barry;

(d) "**Books and Records**" means all files, ledgers and correspondence, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial statements, financial working papers and all other records and documents of any nature or kind whatsoever, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not (and all software, passwords and other information and means of or for access thereto), belonging to the Vendors and relating to the Royalty;

(e) "**Business Day**" means any day other than a Saturday, Sunday or any statutory holiday in British Columbia or Ontario;

(f) "**Charter Documents**" means articles, articles of incorporation, notice of articles, memorandum, bylaws or any similar constating document of a corporate entity;

(g) "**Closing**" means the completion of the Transaction in accordance with Article 7;

(h) "**Closing Date**" means February 22, 2005, or such other date as may be agreed upon in writing by the Vendors and the Purchaser or by their respective solicitors;

(i) "**Common Shares**" means fully paid and non-assessable free trading voting common shares of the Purchaser to be issued and qualified pursuant to the Initial Public Offering;

(j) "**Consideration Shares**" is defined in section 2.3(b);

(k) "**Contracts**" means all contracts, agreements, instruments, leases, indentures, engagements, transactions and commitments, whether written or oral;

(l) "**Corporations Act**" means the respective federal or provincial law under which a respective party is incorporated;

(m) "**Effective Time**" means 12:01 a.m. on the Closing Date;

(n) "**Encumbrance**" means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

  (i) a mortgage, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(ii) a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(iii) an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(iv) any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(v) any agreement to create, or right capable of becoming, any of the foregoing;

(o) "**Governmental Authority**" means any federal, provincial, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing;

(p) "**Hunter**" means collectively, Adam Vary, 344967 and 524520;

(q) "**Indemnified Party**" has the meaning given to it in section 9.3;

(r) "**Indemnifier**" has the meaning given to it in section 9.3;

(s) "**Indemnity Claim**" has the meaning given to it in section 9.3;

(t) "**Initial Public Offering**" means the initial public offering of the Common Shares in the Qualifying Jurisdictions to which the Prospectus refers;

(u) "**Law**" means any statute, regulation, bylaw, order, ruling, decision, arbitration award, judgment, decree or law;

(v) "**Operator**" means the current owner of or holder of the mining rights to the property to which the Royalty is related;

(w) "**Permits**" means all permits, licences, certificates, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with any Governmental Authority which are material to the Royalty;

(x) "**Person**" means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

(y) "**Pre-Emptive Rights**" means those rights which limit, potentially terminate or amend or otherwise affect the Royalty as set out in Schedule B;

(z) **"Prime Rate"** means the floating annual rate of interest established and recorded as such from time to time by the Bank of Montreal as a reference rate then in effect for determining the interest rate it shall charge on Canadian dollar commercial loans in Canada;

(aa) **"Proceeding"** means any action, claim, demand, lawsuit, assessment, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

(bb) **"Prospectus"** means the final Prospectus of the Purchaser pertaining to the Initial Public Offering, dated February 3, 2005;

(cc) **"Purchase Price"** means the purchase price for the Royalty, as set out in section 2.2;

(dd) **"Purchaser"** means International Royalty Corporation or its permitted assignee;

(ee) **"Qualifying Jurisdictions"** means all the Provinces of Canada and such other jurisdictions as determined by the Purchaser and its underwriters;

(ff) **"Registrar"** means the governmental official designated as such or having a role as such pursuant to the Corporations Act;

(gg) **"Regulatory Approvals"** means such regulatory approvals and acceptances, including such approvals from the Toronto Stock Exchange and securities regulatory authorities in the Qualifying Jurisdictions as may be necessary for the IPO and the Transaction;

(hh) **"Royalty"** means all rights, title and interest of the Vendor in a 1% Gross Overriding Royalty being part of the 2% Gross Overriding Royalty conferred by the Royalty Agreement and a commensurate interest in the Royalty Agreement entitling the holder to all rights thereunder as a royaltyholder;

(ii) **"Royalty Agreement"** means those agreements detailed in Schedule A;

(jj) **"Royalty Assignment Agreement"** means an agreement in the form attached as Schedule D;

(kk) **"Third Party"** has the meaning given to it in section 9.3(a);

(ll) **"Transaction"** means the transaction of purchase and sale contemplated by this Agreement;

(mm) **"Vendor"** and **"Vendors"** have the meanings given on page 1;

(nn) **"344967"** has the meaning given on page 1; and

(oo) **"524520"** has the meaning given on page 1.

1.2 Gender, Number and Other Terms

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, "or" is not exclusive and "including" is not limiting, whether or not non-limiting language (such as "without limitation") is used with reference thereto.

1.3 Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Statutes

Unless otherwise stated, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant to it, with all amendments thereto and in force from time to time, and to any statute or regulations that may be passed which supplement or supersede such statute or such regulations.

1.5 No Contra Preferentum

The language in all parts of this Agreement shall in all cases be construed as a whole and neither strictly for nor strictly against any of the parties to this Agreement.

1.6 Currency

Except where otherwise expressly provided, all monetary amounts in this Agreement are stated and shall be paid in Canadian currency.

1.7 Governing Law and Attornment

This Agreement shall be governed by and construed in accordance with the law of British Columbia and the law of Canada applicable therein and all disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, both at law and equity, arising out of, or in any way connected with, this Agreement will be referred to the courts of British Columbia and each of the parties hereby attorns to the jurisdiction of the courts of British Columbia.

1.8 Schedules

The following are the Schedules which are attached to and form part of this Agreement:

Schedule A – Royalty Agreement
Schedule B – Pre-emptive Rights
Schedule C – Purchaser's Solicitor's Opinion
Schedule D – Royalty Assignment Agreement

1.9 Cross-References

Unless otherwise stated, a reference in this Agreement to a designated article, section, subsection, paragraph or other subdivision or to a schedule is to the designated article, section, subsection, paragraph or other subdivision of, or schedule to, this Agreement.

1.10 References to Whole Agreement

Unless otherwise stated, the words "herein", "hereof", "hereby" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular article, section, subsection, paragraph or other subdivision or schedule.

2. Purchase of Royalty

2.1 Purchase and Sale

Based on the representations and warranties contained in this Agreement, each of the Vendors agree to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from each of the Vendors, the Royalty, effective as of and from the Effective Time, free and clear of all Encumbrances, for the Purchase Price and in accordance with and subject to the terms and conditions set forth in this Agreement.

2.2 Purchase Price

The Purchase Price is $66,666.

2.3 Payment of Purchase Price

The Purchase Price shall be paid by the Purchaser on Closing by issuance to the Vendors of 15,504 Common Shares (the "**Consideration Shares**") issued as follows:

524520 BC Ltd.	2,584
344967 BC Ltd.	2,584
Adam Vary	2,584
Bill Whitehead	693
Peter Robson	1,039
Stuart Angus	1,386
Graham Scott	1,386
John Robins	3,248
TOTAL	15,504

2.4 Non-Vendors

It is acknowledged by the Vendors that Hunter owns in excess of a 50% interest in the 2% Gross Overriding Royalty of which the Royalty is a part and that this Agreement contemplates that each Vendor shall contribute to the Royalty in proportion to their respective interest in such 2% Gross Overriding Royalty and accordingly, in the event any Vendor (a "**Non-Vendor**") does not execute this Agreement, then:

(a) this Agreement shall be effective only as regards those Vendors who execute this Agreement;

(b) the interest in the portion of the Royalty not sold by the Non-Vendors shall be additionally contributed by Adam Vary, 344967 and 524520, each as to one-third;

(c) the number of Consideration Shares allocated to any Non-Vendor under section 2.3 shall be:

(i) divided by 3 and such number of Consideration Shares added to the number currently allocated to each of Adam Vary, 344967 and 542520; and

(ii) reduced to zero,

with the result that such Non-Vendors shall receive no Consideration Shares and 1/3 of the Consideration Shares allocated in this Agreement to the Non-Vendors shall be allocated to each of 344967, 524520 and Adam Vary.

The Vendors further acknowledge and agree that the Royalty Assignment Agreement may be subject to modification by way of the deletion of any Non-Vendor as an "Assignor" party.

2.5 Risk of Loss and Damage Prior to Closing

Risk of loss of the Royalty shall pass to the Purchaser at the Closing, and each of the Vendors shall bear all risk of loss or impairment of the Royalty until the Closing and the Purchaser shall bear all such risk of loss after the Closing.

3. Representations and Warranties of the Vendors

3.1 Representations and Warranties of the Vendors

Each Vendor individually represents and warrants to the Purchaser in respect of himself or itself and in respect of his or its interest in the Royalty as follows and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the Transaction notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser, its employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Purchaser:

(a) **Status**: In the case of a corporate Vendor, the Vendor is a duly incorporated and validly existing company under the Corporation Act, is in good standing with respect to the filing of annual reports in the office of the Registrar, has never been struck from the register maintained by the Registrar or dissolved or liquidated and has full power and capacity to own the Royalty and to enter into, carry out the Transaction and duly observe and perform all its obligations contained in this Agreement.

(b) **Due Authorization**: The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Vendor pursuant to this Agreement, and in the case of a corporate Vendor, the completion of the Transaction has been duly authorized by all necessary corporate action on the part of the Vendor, and this Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c) **Ownership**: The Vendor is the beneficial owner of, and has good and marketable title to his or its interest in the Royalty free and clear of all Encumbrances.

(d) **Rights to Royalty**: The Vendor has the exclusive right to own his or its interest in the Royalty subject to the Pre-emptive Rights.

(e) **No Rights to Royalty**: Other than the Pre-emptive Rights, there is no agreement, Contract, option, commitment or other right in favour of, or held by, any Person other than the Purchaser to acquire his or its interest in the Royalty or any portion thereof.

(f) **Royalty Assignable**: Subject to the Pre-emptive Rights, his or its interest in the Royalty is freely assignable to the Purchaser.

(g) **Residency**: The Vendor is not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada).

(h) **Adverse Proceedings**: To the knowledge of the Vendor, there are no current, pending or threatened Proceedings of, by, against, or relating to, the Vendor or his, her or its interest in the Royalty, Permit or Royalty Agreement. The Vendor is not aware of any basis for any other Proceeding which, if pursued, would have a significant likelihood of having a material adverse effect on his or its interest in the Royalty.

(i) **No Seizure**: There is no appropriation, expropriation or seizure of his or its interest in the Royalty that is pending or, to the knowledge of the Vendor, has been threatened.

(j) **No Adverse Implications**: Other than pursuant to a Pre-emptive Right, neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contemplated by or contained in this Agreement will:

(i) give any Person the right to terminate, cancel or amend any contractual or other right of the Vendor where such termination, cancellation or removal would have an adverse effect on the Royalty;

(ii) result in the creation of any Encumbrance on the Royalty or in a breach of or a default under any agreement giving a third party security against the Royalty or in the crystallization of any floating charge on the Royalty, where any of such events could have an adverse effect on the Royalty;

(iii) result in a breach or contravention of or default under any provision of any Permit, Royalty Agreement or Law to which the Vendor is a party or by or to which the Vendor or the Royalty is bound or is subject, which could have an adverse effect on the Royalty or which could impair the legality or enforceability of this Agreement or the Transaction, or require the consent of any Person;

(iv) in the case of a corporate Vendor, be contrary to any of the provisions of the Charter Documents of the Vendor; or

(v) result in any fees, duties, taxes, assessments or other amounts relating to any Royalty becoming due or payable, other than any tax imposed pursuant to Part IX of the Excise Tax Act (Canada) payable by the Purchaser in connection with the Transaction.

(k) **No Adverse Knowledge**: Except as disclosed in this Agreement, the Vendor has no information or knowledge of any fact relating to the Royalty, the Royalty Agreement, any Permit, the counter-party to the Royalty Agreement, or the Transaction which might reasonably be expected to materially and adversely affect the Royalty.

(l) **Material Facts**. This Agreement does not contain any untrue statement by the Vendor of a material fact nor has the Vendor omitted to state in this Agreement a material fact necessary in order to make the statements contained herein not misleading.

(m) **Enforceability**. This Agreement has been and each document to be delivered on Closing to which the Vendor is a party will on Closing be duly executed and delivered by the Vendor and this Agreement and each such Closing document to which the Vendor is a party will on Closing constitute a valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms.

(n) **US Securities.** The Vendor understands that the Common Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or the securities laws of any state. In connection with the Transaction and the issuance of the Common Shares, the Vendor acknowledges, represents and warrants as follows:

(i) the Vendor was not offered the Common Shares while in the United States;

(ii) the Vendor was (or if the Vendor is not an individual, the individual or individuals that acted on behalf of the Vendor were) outside the United States when the decision to acquire the Common Shares was made;

(iii) neither this Agreement nor other document relating to the acquisition or purchase of the Common Shares was received by Vendor (or if the Vendor is not an individual, the individual or individuals that acted on behalf of the Vendor) in the United States, nor was this Agreement or any other document relating to the acquisition or purchase of the Common Shares executed or delivered by the Vendor in the United States; and

(iv) neither the structure of the transaction nor any transactions and activities contemplated in connection with the acquisition of the Common Shares comprise a scheme to avoid the registration requirements of the U.S. Securities Act,

and the Vendor hereby undertakes to execute and deliver all such further documentation as may be required to give effect to the matters contemplated herein.

3.2 Representations and Warranties of Hunter

Hunter represents and warrants to the Purchaser as follows in respect of the Royalty and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the Transaction notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser, its employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Purchaser:

(a) **Books and Records:** The Books and Records fairly and correctly set out and disclose in all material respects all material financial transactions of Hunter, on behalf of the Vendors, relating to the Royalty, all of which are under the exclusive ownership and direct control of the Vendors (including all means of access thereto and therefrom) and Hunter, on behalf of the Vendors, have original or true copies of all such Books and Records in its possession.

(b) **Material Contracts:** Schedule A contains a complete and accurate listing and description of, and specifically identifies, all Royalty Agreements, Permits and

Contracts by which Hunter, on behalf of the Vendors, are bound or under which Hunter, on behalf of the Vendors, are entitled to any benefits pertaining to the Royalty and correct and complete copies of all Royalty Agreements, Permits and Contracts have been made available to the Purchaser.

(c) **Good Standing**: Hunter, on behalf of the Vendors, is not in breach or default of any of the terms of the Royalty Agreement or Permit and the Vendor is not aware of any breach or default of the term of any Royalty Agreement or Permit by any other party thereto, to the knowledge of Hunter, on behalf of the Vendors, the Royalty Agreement and each Permit is in good standing and in full force and effect and neither the Royalty Agreement or any Permit has been amended save as detailed in Schedule A. No state of facts exists, which, after notice or lapse of time or both, would constitute a default or breach of Hunter, on behalf of the Vendors, under any Royalty Agreement or any Permit. Hunter, on behalf of the Vendors, has not received any notice of any default, breach or termination of the Royalty Agreement nor Permit or of any fact or circumstance which will, or is likely to, result in such a default, breach or termination.

(d) **Government Approvals**: There is no Permit or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority, court, board or arbitrator that is required for the execution or delivery by the Vendors of this Agreement, or the completion or performance by Hunter, on behalf of the Vendors of the Transaction, or the validity or enforceability of this Agreement against Hunter, on behalf of the Vendors.

(e) **Full Disclosure.** Hunter, on behalf of the Vendors, has disclosed to the Purchaser all facts relating to the Royalty which could be reasonably expected to be material to a Person intending to purchase the Royalty.

(f) **Pre-emptive Right.** BHP Billiton Diamonds have waived its Pre-emptive Right in respect to this Transaction.

4. Representations and Warranties of the Purchaser

4.1 Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendors as follows and acknowledges that the Vendors are relying upon the following representations and warranties in connection with the sale of the **Royalty**, notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Vendors and that no information which is now known or should be known or which may hereafter become known to the Vendors, their employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Vendors:

(a) **Status**: The Purchaser is an incorporated and validly existing company under the Corporations Act, in good standing with respect to the filing of annual reports in the office of the Registrar, has never been struck from the register maintained by the Registrar or dissolved or liquidated, and has full power and capacity to enter

into, carry out the Transaction, and duly observe and perform all its obligations contained in this Agreement.

(b) **Due Authorization:** The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement, and the completion of the Transaction, have been authorized by all necessary corporate action on the part of the Purchaser, and this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c) **Non-contravention:** Neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contained in this Agreement will result in a breach of or default under, or be contrary to, any of the provisions of the Charter Documents of the Purchaser or any Encumbrance, indenture, Contract, agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound.

(d) **Investment Canada:** The Purchaser is not a non-Canadian within the meaning of the *Investment Canada Act* (Canada).

(e) **GST Registration:** The Purchaser is a registrant for purposes of Part IX of the *Excise Tax Act* (Canada), and the Purchaser's registration number is 88352 0702 RP00001.

(f) **IPO:** The Initial Public Offering on Closing has the attributes disclosed in the Prospectus.

(g) **Reporting Issuer:** On Closing, the Purchaser shall be a reporting issuer under securities laws of British Columbia and Ontario and the Consideration Shares shall be validly issued as fully paid and non-assessable common shares in the capital of the Purchaser and exempt from escrow requirements and hold periods.

5. Pre-closing Matters

5.1 Operations until Closing

Except as otherwise provided in this Agreement or as otherwise agreed in writing by the Purchaser, each Vendor shall from the date of this Agreement up to the Closing:

(a) not allow his or its interest in the Royalty to become subject to any Encumbrance;

(b) not sell, lease, license, transfer or otherwise dispose of, or agree to sell, lease, license, transfer or otherwise dispose of, his or its interest in the Royalty;

(c) not, without the prior written consent of the Purchaser, amend or vary any Royalty Agreement or Permit, or obtain any additional Permit in connection with the Royalty except:

(i) renewals or replacements of any of the Permits on substantially the same terms and conditions; and

(ii) any additional Permits required so as to maintain the Royalty;

(d) use all reasonable efforts to ensure that his or its representations and warranties in this Agreement are true and correct at the Closing and that the conditions of the Purchaser in section 6.1 and the mutual conditions in section 6.3 are fulfilled at the Closing, and will inform the Purchaser promptly of any state of facts which will result in any of his or its representation or warranty being untrue or incorrect or in any condition of the Purchaser in section 6.1 or mutual condition in section 6.3 being unfulfilled at the Closing,

and Hunter shall provide to the Purchaser, its employees, representatives and agents, full access during normal business hours to its personnel and its facilities and properties relating to the Royalty and to the Books and Records and to all, or true copies of all, title documents, Royalty Agreements, Encumbrances, Permits, Contracts and other documents relating to the Royalty, and furnish them with all such information relating to the Royalty as the Purchaser from time to time reasonably requests; it being acknowledged and agreed by the each of the Vendors that no investigation made by the Purchaser or any of its employees, representatives or agents shall have the effect of waiving or diminishing the scope of, or otherwise affect the Purchaser's right to rely on, any representation or warranty made by each of the Vendors in this Agreement or in any document, instrument or agreement delivered pursuant to this Agreement.

5.2 Confidentiality

The Purchaser acknowledges that some of the information, materials and documentation received or observed by it pursuant to subsection 5.1 may be confidential. The Purchaser shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent the Purchaser from disclosing or making available to its accountants, professional advisers and bankers and other lenders, whether current or prospective, any such information, materials and documentation on a confidential basis for the purpose of carrying out the Transaction. This clause shall terminate on Closing.

5.3 Return of Information

If the purchase of the Royalty pursuant to this Agreement is not completed, the Purchaser shall return to Hunter, on behalf of the Vendors, all materials, documentation, data, records, drawings and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) referred to in subsection 5.1 in the possession of the Purchaser and maintain the confidentiality of all information or knowledge obtained from the Vendors, and not use any such information or knowledge for any purpose whatsoever.

5.4 Remedies

The Purchaser acknowledges and agrees that if any of the provisions contained in sections 5.2 and 5.3 are not performed in accordance with the terms set out therein, each of the Vendors will be entitled to an injunction to prevent any breach of such provisions and may specifically enforce such provisions in any action instituted in any court having jurisdiction. These specific remedies are in addition to any other remedy to which each of the Vendors may be entitled at law or in equity.

5.5 Consents and Re Issues

Each of the Vendors shall use all reasonable efforts to obtain, prior to the Closing Date:

(a) all consents, approvals, releases and waivers in form and substance satisfactory to the Purchaser, acting reasonably, necessary for the assignment of such Vendors' interests in the Royalty Agreements and the Permits to the Purchaser and the transfer of the Royalty to the Purchaser. Without limiting the generality of the foregoing, each of the Vendors agrees to execute a Royalty Assignment Agreement in respect of his or its interest in the Royalty and to use his, her or its best efforts to obtain an executed copy thereof from each respective Operator prior to and for delivery at Closing, provided that the failure of the Vendors to obtain such executed copy from any Operator shall not result in a breach or default under this Agreement and shall not be a condition of the Transaction;

(b) if applicable, the re-issue or novation of any Royalty Agreement or Permit in the name of the Purchaser, and each of the Vendors shall not, except as presently contemplated by the terms thereof, or except with the prior written consent of the Purchaser, agree to any amendment or variation to the terms of any Royalty Agreement or Permit in connection with, or as a condition of, such assignment or re-issue. The Purchaser shall give to each of the Vendors such information and copies of such documents relating to the Purchaser which each of the Vendors may reasonably request in order to obtain any consent or approval, or re-issue referred to above; and

(c) if applicable, the waiver of any third party's Pre-emptive Rights which are appropriate to seek to be waived in the circumstances of a sale of the respective Royalty.

5.6 Consent Not Received by Closing

If a consent or approval of a third party required to permit the transfer or assignment to the Purchaser of each Vendor's interest in any Royalty Agreement or Permit is not received on or before the Closing, and if, notwithstanding such non-receipt, each Vendor and the Purchaser proceed to complete the Transaction, the transfer or assignment of such interest in the Royalty Agreement and Permit in respect of which the required consent has not been received on or before the Closing will not be effective in each case until the applicable consent or approval has been received and such interest in the Royalty Agreement or Permit will be held by each Vendor following the Closing in trust for the benefit and exclusive use of the Purchaser. Each such

Vendor shall continue to use all reasonable efforts to obtain the required consents and approvals and shall only make use of such Royalty Agreement and Permit in accordance with the directions of the Purchaser that do not conflict with the terms of such Royalty Agreement or Permit.

5.7 Purchaser's Covenant

The Purchaser shall:

(a) prior to the Closing Date:

(i) execute and deliver such assignment and assumption agreements and applications for consents in such form and content as may be reasonably required by the Vendors to obtain the consents, approvals, waivers, novations and re-issues, referred to in section 5.5; and

(ii) diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering prior to the Closing Date.

(b) execute a joint election made by each Vendor as transferor and by the Purchaser as transferee under subsection 85(1) of the Income Tax Act of Canada (the "**Act**") at such agreed amount as may be designated by such Vendor within the limits allowed thereunder (or such subsection of the Act, as may be mutually agreed upon by the both parties to this Agreement), respecting the transfer of the Royalty to the Purchaser by such Vendor, as such amount may be determined by such Vendor in conformity with the provisions of such subsection, or such other subsection of the Act, as may be agreed upon by both parties to this Agreement.

5.8 Vendor's Covenant

Each Vendor hereby covenants and agrees that:

(a) he or it shall promptly forward to the Purchaser, any notices he or it receives, to and after Closing, in respect to the Royalty and the Royalty Agreement;

(b) in the event that any of the "Properties" as defined in the Royalty Agreement or the tenures in respect thereof are or become vested in the name of the Vendors or any Vendor, then such respective Royalty and interest in the respective Royalty Agreement shall not merge with such greater interest in such respective Property or Properties;

(c) he or it has all right, title and authority to disclose all information provided by he or it to the Purchaser in respect to the Royalty, the Royalty Agreement and the Properties, licences and tenures relative to the Royalty Agreement and upon Closing, such information shall become property of the Purchaser;

5.9 Covenant as to Validity of Royalty

In the event the validity of any Royalty is challenged or payments thereunder are refused or an interest in any Royalty is asserted by any third party then the Vendors agree, at the equally shared expense of the Vendors and the Purchaser, to cooperate and fully participate in such legal action as the Purchaser may consider reasonably necessary so as to confirm the validity and enforceability of the Royalty, the Purchaser's title to the Royalty and the Purchaser's right to receive payments thereunder.

5.10 Barry Authority

So as to facilitate this Transaction, each Vendor does hereby irrevocably appoint Barry as his or its attorney for the purpose of doing all things and signing, on each of their respective parts, all documents requiring execution by each of them in respect to the Transaction including but not restricted to all Certificates, Assignments, Notices or collateral documents pertaining to this Agreement and specifically each Vendor confirms that Barry is authorized to sign receipts for Consideration Shares and the Royalty Assignment Agreement on behalf of each of them in their capacities as Assignor and Owner (as defined therein) respectively and is authorized to represent such Vendor at the Closing for purposes of all Closing matters, including extending such time periods and modifying or waiving any conditions herein so as to facilitate Closing.

6. Conditions of Closing

6.1 Conditions of the Purchaser

The obligation of the Purchaser to complete the Transaction is subject to the fulfilment of the following conditions:

(a) **Representations and Warranties**: The representations and warranties of each of the Vendors contained in this Agreement being true and correct on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (subject to subsection 5.1(c) if the Purchaser's consent required thereunder has been obtained);

(b) **Covenants**: All of the covenants and obligations of the Vendor to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c) **Certificate of Vendor**: There having been delivered to the Purchaser a certificate of each Vendor dated the Closing Date, in the case of a corporate Vendor executed by an authorized officer or director of the Vendor, certifying that the representations and warranties made by the respective Vendor in this Agreement are true and correct as at the Closing (subject to subsections 5.1(c) and that all covenants and obligations to be observed or performed by the respective Vendor on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed;

(d) **Releases**: There having been delivered to the Purchaser duly executed releases, in registrable form where applicable, of or evidence to the satisfaction of the Purchaser as to, the discharge of all Encumbrances against the Royalty; and

(e) **Satisfactory Due Diligence**: The Purchaser being satisfied with the results of its due diligence investigations with respect to the Royalty.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Purchaser may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the Purchaser will be released from all obligations under this Agreement, and the Vendors will also be so released unless the Vendors were reasonably capable of causing such condition or conditions to be fulfilled or unless the Vendors have breached any of its covenants or obligations in or under this Agreement. The foregoing conditions are for the benefit of the Purchaser only and accordingly the Purchaser will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.2 Conditions of the Each of the Vendors

The obligation of each of the Vendors to complete the Transaction is subject to the fulfilment of each of the following conditions:

(a) **Representations and Warranties**: The representations and warranties of the Purchaser contained in this Agreement being true on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing;

(b) **Covenants**: All of the covenants and obligations of the Purchaser to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c) **Certificate of Purchaser**: There having been delivered to the Vendors a certificate of the Purchaser dated the Closing Date, executed by an authorized officer or director of the Purchaser, certifying that the representations and warranties made by the Purchaser in this Agreement are true and correct as at the Closing and that the covenants and obligations to be observed or performed by the Purchaser on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed; and

(d) **Consideration Shares**: The Vendors' reasonable satisfaction that the Consideration Shares shall have those attributes as disclosed in the Prospectus.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Vendors may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the Vendor will be released from all obligations under this Agreement, and the Purchaser will also be so released unless the Purchaser

was reasonably capable of causing such condition or conditions to be fulfilled or unless the Purchaser has breached any of its covenants or obligations in or under this Agreement. The foregoing conditions are for the benefit of the Vendors only and accordingly the Vendors will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.3 Mutual Conditions

The obligations of each of the Vendors and of the Purchaser to complete the Transaction are subject to fulfilment of the following conditions:

(a) **No Orders or Proceedings**: No injunction or restraining order or other decision, ruling or order of a court or administrative tribunal of competent jurisdiction being in effect which prohibits, restrains, limits or imposes conditions on, the Transaction and no action or proceeding having been instituted or remaining pending or having been threatened before any such court or administrative tribunal to restrain, prohibit, limit or impose conditions on the Transaction;

(b) **Obtain Consents**: The Vendors having obtained all consents, approvals, novations, reissues and waivers referred to in section 5.5 in each case in form and substance satisfactory to the Purchaser, acting reasonably, and the same having been delivered to the Purchaser;

(c) **Regulatory Approvals**: The receipt of the Regulatory Approvals; and

(d) **IPO Closing**: Completion of the Initial Public Offering.

In the event that any of the foregoing conditions is not performed or fulfilled at or before the Closing, either the Purchaser or the Vendors may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the party so terminating this Agreement will be released from all obligations under this Agreement, and the Vendors, if the Purchaser is the party terminating this Agreement, and the Purchaser, if the Vendors is the party terminating this Agreement, will also be so released unless the Vendors, or the Purchaser, as the case may be, was reasonably capable of causing such condition or conditions to be fulfilled or has breached any of its covenants or obligations in or under this Agreement.

7. Closing Transactions

7.1 Time and Place

The Closing shall take place in the offices of Fasken Martineau DuMoulin LLP at Vancouver, BC at 11:00 o'clock A.M. on the Closing Date; or at such other time and date, or both, as the Vendors and the Purchaser or their respective solicitors may agree upon.

7.2 Vendors' Closing Documents

At the Closing, each of the Vendors shall deliver the following to the Purchaser:

(a) all executed deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents, including Royalty Assignment Agreements, which are necessary to assign, sell and transfer the Royalty as contemplated by this Agreement in such form and content as the Purchaser may require, acting reasonably;

(b) certified copies of resolutions of the directors of any corporate Vendor approving the completion of the Transaction and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by such Vendor pursuant to this Agreement in such form and content as the Purchaser may require, acting reasonably;

(c) if not previously delivered to the Purchaser, the original Books and Records and Royalty Agreements; and

(d) a certificate of each Vendor pursuant to section 6.1(c);

(e) a receipt for the Consideration Shares.

7.3 Purchaser's Closing Documents

At the Closing the Purchaser shall deliver the following to each of the Vendors:

(a) a share certificate representing the Consideration Shares;

(b) certified copies of resolutions of the directors of the Purchaser approving the Transaction and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement;

(c) an opinion of the Purchaser's solicitors substantially in the form set out in Schedule C; and

(d) a certificate of the Purchaser pursuant to section 6.2(c).

7.4 Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any party to the others pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

7.5 Transfer of Royalty

Subject to compliance with the terms and conditions of this Agreement and, subject to section 5.6, the transfer of the Royalty to the Purchaser shall be deemed to take effect as at the Closing.

8. Responsibility for Obligations and Liabilities

8.1 Assumption by Purchaser

On the Closing, the Purchaser shall assume and be commensurately responsible for the observance, performance and payment of all obligations and liabilities which are to be observed, performed or paid a royaltyholder, from and after the Effective Time, under the Royalty Agreements and the Purchaser shall indemnify and save each of the Vendors harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Vendors by reason of the failure of the Purchaser to perform or pay its commensurate share of any of the obligations and liabilities referred to in this section 8.1.

8.2 Each of the Vendor's Obligations and Liabilities

Each of the Vendors shall be responsible for the observance and performance of all obligations and payment of all liabilities relating to his, her or its interest in the Royalty other than those to be observed, performed or paid by the Purchaser as set out in this Agreement and each of the Vendors shall indemnify and save the Purchaser harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Purchaser by reason of any failure of such Vendor to perform or satisfy any of the obligations and liabilities for which such Vendor is responsible.

8.3 Payment of Taxes on Sale and Transfer

The Purchaser shall be responsible for and shall pay when due any excise taxes (goods and services taxes) and similar taxes (but not income taxes of the Vendors) and any registration fees payable in respect of the sale and transfer of the Royalty to the Purchaser.

9. Survival of Representations and Recourse

9.1 Survival

The representations, warranties, covenants and obligations of:

(a) each of the Vendors in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement; and

(b) the Purchaser in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement,

shall survive the Closing and shall continue in full force and effect for a period of three years from the Closing Date.

9.2 Limitation

(a) The Purchaser will be entitled to make a claim against a Vendor in respect of the breach of any warranty, representation, covenant or obligation of such Vendor in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i) written notice of any such claim is given by or on behalf of the Purchaser to such Vendor within three years from the Closing Date; and

(ii) the aggregate amount of all such claims exceeds $50,000 in respect of all Vendors;

provided that such Vendor's liability to the Purchaser shall be for the entire aggregate amount of such claim against such Vendor and not only for amounts in excess of the said aggregate amount.

(b) Each such Vendor will be entitled to make a claim against the Purchaser in respect of the breach of any warranty, representation, covenant or obligation of the Purchaser in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i) written notice of any such claim is given by or on behalf of the Vendor to the Purchaser within three years from the Closing Date;

(ii) the aggregate amount of all such claims exceeds $50,000;

provided that the Purchaser's liability to each of the Vendors shall be for the entire aggregate amount of such claim and not only for amounts in excess of the said aggregate amount.

9.3 Defence of Third Party Claims

In the event of a claim (an "**Indemnity Claim**") being made by a third party against a party (the "**Indemnified Party**") in respect of which, subject to section 9.2 another party (the "**Indemnifier**") is or may be obligated under or arising out of this Agreement to indemnify, pay damages to or otherwise compensate the Indemnified Party, the following provisions shall apply.

The Indemnified Party shall promptly give written notice to the Indemnifier of any Indemnity Claim in respect of which the Indemnified Party intends to claim for indemnification against the Indemnifier. Such notice shall specify with reasonable particularity (to the extent that the information is available) the nature of the Indemnity Claim. The Indemnifier shall, at its own expense, assume control of the negotiation, settlement and defence of such Indemnity Claim. The Indemnified Party shall co-operate with the Indemnifier in respect of such Indemnity Claim and the Indemnifier shall reimburse the Indemnified Party for all the Indemnified Party's reasonable expenses as a result of the Indemnifier's assumption of such Indemnity Claim and arising from the Indemnified Party's co-operation.

The Indemnified Party will have the right to participate in the negotiation, settlement and defence of such Indemnity Claim at its own expense and will have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifier and the Indemnified Party shall be retained by the Indemnifier. If the Indemnifier fails to defend any Indemnity Claim within a reasonable time, the Indemnified Party will be entitled to assume control of the Indemnity Claim at the expense of the Indemnifier and the Indemnifier will be bound by the results obtained by the Indemnified Party with respect to such Indemnity Claim.

The following provisions shall also apply with respect to Indemnity Claims:

(a) In the event that any Indemnity Claim is of a nature such that the Indemnified Party is legally bound or required by applicable law to make a payment to any person (a "**Third Party**") with respect to such Indemnity Claim before the completion of settlement negotiations or related legal proceedings, including, without limitation, the posting of any security to stay any process of execution or judgment, the Indemnifier shall be obligated to make such payment or post security therefore on behalf of the Indemnified Party. If the Indemnifier fails to do so, the Indemnified Party may make such payment or post security therefore and the Indemnifier shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment or cause the security to be replaced and released. If the amount of any liability of the Indemnified Party under the Indemnity Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifier to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifier.

(b) Except in the circumstance contemplated by subsection 9.3(a) above, and unless the Indemnifier fails to assume control of the negotiation, settlement and defence of any Indemnity Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Indemnity Claim except with the prior written consent of the Indemnifier (which consent shall not be unreasonably withheld).

(c) The Indemnified Party shall not permit any right of appeal in respect of any Indemnity Claim to terminate without giving the Indemnifier notice thereof and an opportunity to contest such Indemnity Claim.

(d) The Indemnified Party and the Indemnifier shall co-operate fully with each other with respect to Indemnity Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Indemnity Claim with his or her counterpart and with counsel at all reasonable times.

(e) Notwithstanding the above provisions of this section 9.3, the Indemnifier shall not settle any Indemnity Claim or conduct any related legal or administrative

proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party.

(f) The provisions of this section 9.3 are intended to set out the procedures to be followed with respect to an Indemnity Claim and, provided the Indemnified Party follows such procedures in all material respects, nothing contained in this section 9.3 will derogate from the Indemnifier's obligations to indemnify the Indemnified Party.

10. Acknowledgements

The parties acknowledge and agree that:

(a) any advance royalty payment paid under the Royalty Agreement, in the event that it is unclear whether such payment is attributable to the Gross Overriding Royalty (the "**GORR**") of which the Royalty is a part or to another royalty on the same property (the "**Other Royalty**") shall be deemed allocated equally between the GORR and the Other Royalty;

(b) in the event any owner or operator of a property which is subject to the Royalty Agreement has abandoned or in the future does abandon his interest in such property or such interest lapses or reverts to the Crown then:

(i) such abandonment, lapse or reversion shall not constitute a breach of this Agreement; and

(ii) the Vendors or any of them shall be free to acquire an interest in such property or any part thereof (provided such Vendors or Vendor is not acting in concert with such owner or operator) and, if they do so, then the Royalty shall not apply thereto;

(c) in the event that any Royalty Agreement provides (whether in an "**Area of Interest**" clause or otherwise) that the royalty, of which the Royalty forms a part, extends over any additional interest in property which is subsequently acquired by a party to such Royalty Agreement, then the Royalty shall apply to such additional interest in property.

11. Miscellaneous

11.1 Legal and Other Fees and Expenses

Unless otherwise specifically provided herein, the parties will pay their respective legal, accounting and other professional fees and expenses incurred by each of them in connection with the negotiation and settlement of this Agreement, the completion of the Transaction and other matters pertaining hereto.

11.2 Notices

All notices, requests, demands or other communications required or permitted to be given by any party to another pursuant to this Agreement shall be given in writing and delivered by personal service, pre-paid registered mail or facsimile, addressed as follows:

To the Vendors:

Hunter Exploration Group
Suite 1440
625 Howe Street
Vancouver, BC V6C 2T6

Attention: Lawrence Barry

Facsimile: (604) 331-2266

with a copy to:

DuMoulin Black
10th Floor – 295 Howe Street
Vancouver, BC V6C 2T5

Attention: Corey Dean

Facsimile: (604) 687-8772

To the Purchaser:

International Royalty Corporation
10 Inverness Drive East
Suite 104
Denver, Colorado 80112
U.S.A.

Attention: Doug Silver

Facsimile: (303) 799-9017

and

Attention: George Young

Facsimile: (303) 799-9017

With a copy to:

Fasken Martineau DuMoulin LLP
4200 – 66 Wellington St. W.
Toronto, Ontario M5K 1N6

Attention: Michael Bourassa

Facsimile: (416) 364-7813

subject to any notice of change of address or fax number given in accordance herewith. Any notice shall be deemed to have been given and received:

(a) if personally delivered, then on the day of personal service to the recipient party, provided that if such date is a day other than a Business Day such notice shall be deemed to have been given and received on the first Business Day following the date of personal service;

(b) if by pre-paid registered mail, then the first Business Day, after the expiration of five (5) days following the date of mailing; or

(c) if sent by facsimile transmission and successfully transmitted prior to noon on a Business Day of the recipient party, then on that Business Day, and if successfully transmitted after noon on a Business Day of a recipient party then on the first Business Day following the date of transmission.

11.3 Further Assurances

Each of the parties shall execute and deliver such further documents and do such further acts and things as may be reasonably required from time to time, either before, on or after the Closing Date, to carry out the full intent and meaning of this Agreement and to assure to the Purchaser good and valid title to the Royalty, free and clear of all Encumbrances save the Pre-emptive Rights.

11.4 Time of the Essence

Time shall be of the essence of this Agreement.

11.5 Brokers' Fees

Each of the parties acknowledges and agrees that it is not aware of any current or possible future claim for brokerage, agency, finder's fee or commission in connection with the transactions contemplated by this Agreement and that if any such claim should arise through, or under, or by virtue of any action taken by, any party, such party shall indemnify and hold harmless the others in respect thereof.

11.6 Entire Agreement

This Agreement constitutes the entire agreement between each of the Vendors and the Purchaser pertaining to the Transaction and supersedes all prior agreements, undertakings, negotiations and

discussions, whether oral or written, of the Vendors and the Purchaser, including the letter agreement between the parties dated November 24, 2004, and there are no warranties, representations, covenants, obligations or agreements between each of the Vendors (or any Affiliate thereof) and the Purchaser except as set forth in this Agreement.

11.7 Confidentiality, Public Disclosure

(a) This Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by applicable Law and then upon notice by the disclosing party to the other party) without the prior written approval of the other party.

(b) The content of any public disclosure or press release respecting this Agreement or the Transaction shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this section 11.7 is subject always to all disclosure obligations of the Purchaser under applicable securities laws.

11.8 Assignment

Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by any party hereto without the written consent of the other parties first obtained, such consent not to be unreasonably withheld. Each of the Vendors hereby confirms his, her or its consent to the transfer of this Agreement by the Purchaser to an Affiliate of the Purchaser so long as the Purchaser remains fully obligated to such Vendor under the terms of this Agreement notwithstanding such transfer and complies with all terms of the Royalty Agreement in respect of such transfer and assignment.

11.9 Invalidity

Each of the provisions contained in this Agreement is distinct and severable and a determination of illegality, invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof, unless as a result of such determination this Agreement would fail in its essential purposes.

11.10 Waiver and Amendment

Except as expressly provided in this Agreement, no amendment or waiver of it will be binding unless made in writing by the party to be bound by such amendment or waiver. No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any other part of the provision or any other provision of this Agreement nor a continuing waiver unless otherwise expressly provided.

11.11 Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of subsections 5.2, 5.3, 5.4, 5.8 (c), 11.1, 11.5 and 11.7 shall survive such termination and remain in full force and effect.

11.12 Counterparts

This Agreement may be signed in counterparts and by facsimile counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

11.13 Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assignee.

12. Several Obligations

Notwithstanding any other provisions of this Agreement, the rights and obligations of the Vendors under this Agreement, including, without limitation, the representations and warranties of the Vendors, the responsibilities for performance of obligations, rights and indemnities of the Vendors, are several (as distinguished from joint) obligations of each of the Vendors.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

Address for delivery of Consideration Share Certificate 1383 KILMER RD. N. VANCOUVER BC. V7K 1R3	[signature] 524520 BC LTD.
Address for delivery of Consideration Share Certificate __________ __________ __________	__________ 349967 BC LTD.

11.11 Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of subsections 5.2, 5.3, 5.4, 5.8 (c), 11.1, 11.5 and 11.7 shall survive such termination and remain in full force and effect.

11.12 Counterparts

This Agreement may be signed in counterparts and by facsimile counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

11.13 Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assignee.

12. Several Obligations

Notwithstanding any other provisions of this Agreement, the rights and obligations of the Vendors under this Agreement, including, without limitation, the representations and warranties of the Vendors, the responsibilities for performance of obligations, rights and indemnities of the Vendors, are several (as distinguished from joint) obligations of each of the Vendors.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

Address for delivery of Consideration Share Certificate	
______________________	______________________
______________________	524520 BC LTD.
______________________	

Address for delivery of Consideration Share Certificate	
1440 - 625 Howe st.	______________________
Vancouver BC	349967 BC LTD.
V6C 2T6.	

Address for delivery of Consideration Share Certificate

1440 - 625 Howe st

Vancouver BC

V6C 2T6.

JOHN ROBINS

Address for delivery of Consideration Share Certificate

ADAM VARY

Address for delivery of Consideration Share Certificate

BILL WHITEHEAD

Address for delivery of Consideration Share Certificate

PETER ROBSON

Address for delivery of Consideration Share Certificate

STUART ANGUS

Address for delivery of Consideration Share Certificate

____

____

____

____
JOHN ROBINS

Address for delivery of Consideration Share Certificate

SUITE 1440 - 625 HOWE ST.

VANCOUVER B.C.

V6C 2T6

ADAM VARY BY HIS LAWFULL POWER OF ATTORNEY

[signature]
ADAM VARY

Address for delivery of Consideration Share Certificate

____

____

____

____
BILL WHITEHEAD

Address for delivery of Consideration Share Certificate

____

____

____

____
PETER ROBSON

Address for delivery of Consideration Share Certificate

____

____

____

____
STUART ANGUS

Address for delivery of Consideration Share Certificate

____

____

____

JOHN ROBINS

Address for delivery of Consideration Share Certificate

____

____

____

ADAM VARY

Address for delivery of Consideration Share Certificate

C/O PACIFIC INTERNATIONAL SEC
I/T FOR BILL WHITEHEAD
ACC 13-3436-6
1900-666 BURRARD ST
VAN BC V6C 3N1

[signature]

BILL WHITEHEAD

Address for delivery of Consideration Share Certificate

____

____

____

PETER ROBSON

Address for delivery of Consideration Share Certificate

____

____

____

STUART ANGUS

Address for delivery of Consideration Share Certificate

____

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JOHN ROBINS

Address for delivery of Consideration Share Certificate

____

____

____

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ADAM VARY

Address for delivery of Consideration Share Certificate

____

____

____

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BILL WHITEHEAD

Address for delivery of Consideration Share Certificate

1100-250 HOWE ST.

VANCOUVER BC

V6C3S9

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PETER ROBSON

Address for delivery of Consideration Share Certificate

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STUART ANGUS

Address for delivery of Consideration Share Certificate

____

____

____

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JOHN ROBINS

Address for delivery of Consideration Share Certificate

____

____

____

____
ADAM VARY

Address for delivery of Consideration Share Certificate

____

____

____

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BILL WHITEHEAD

Address for delivery of Consideration Share Certificate

____

____

____

____
PETER ROBSON

Address for delivery of Consideration Share Certificate

SCOTIAMCLEOD - DENNIS HAYASHI

1100-650 GEORGIA ST W

VANCOUVER BC V6B 4N9

Bratkowski
WITNESS

____
STUART ANGUS

Address for delivery of Consideration Share Certificate)

1040-999 W. HASTINGS)

VANCOUVER B.C.)

V6C 2W2)

GRAHAM SCOTT

International Royalty Corporation
by its authorized signatory:

SCHEDULE A

Royalty Agreements

October 8, 2004 letter agreement between BHP Billiton Diamonds Inc. and Hunter wherein a 2% GORR and a 2% NSR in favour of Hunter is agreed to (the "**Dirty Shovel Agreement**").

SCHEDULE B

Pre-emptive Rights

The right of first offer in favour of BHP Billiton Diamonds Inc., pursuant to s.9 of the Dirty Shovel Agreement, to acquire any interest Hunter proposes to sell on the same terms or cash equivalent as proposed to be paid by the proposed purchaser.

SCHEDULE C

Purchaser's Solicitor's Opinion

SCHEDULE D

Royalty Assignment Agreement

Attached

ARCHEAN RESOURCES LTD.

SHARE PURCHASE AGREEMENT

Fasken Martineau DuMoulin LLP
66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
P.O. Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada
M5K 1N6

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of the   of February, 2005;

BETWEEN:

ALBERT CHISLETT

an individual resident in the province of Newfoundland and Labrador

(the "**Seller**")

and

INTERNATIONAL ROYALTY CORPORATION

a corporation continued under the laws of Canada

(the "**Buyer**")

RECITALS:

1. The Seller is the legal and beneficial owner of 51.39% of the issued and outstanding shares of Archean Resources Ltd. (the "Company").

2. The Buyer wishes to purchase all but not less than all of the issued and outstanding shares of the Company and the Seller has agreed to sell all but not less than all of his issued and outstanding shares of the Company.

3. By agreement of even date the Buyer has agreed to buy all of the shares of the Company held by Verbiski.

IN CONSIDERATION of the premises and the mutual agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows.

1. DEFINED TERMS

1.1 For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a) "Act" means the Corporations Act RSNL 1990, c. C-36, as in effect on the date hereof;

(b) "Adjustment Agreement" means, collectively, that agreement dated July 10, 2003 made among Chislett, Verbiski and the Company and that agreement dated August 29, 2003 made among Chislett, Verbiski, the Company and VBHC whereby the burden and obligations of the Company under the said agreement dated July 10, 2003 were assumed by VBHC;

(c) "Agreement" means this agreement as it may be amended from time to time by the mutual written agreement of the parties hereto;

(d) "Altius" means Altius Resources Inc., a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(e) "Altius Minerals" means Altius Minerals Corporation, a body corporate organized and existing under the laws of Alberta;

(f) "Applicable Laws" means all applicable federal, provincial, municipal or local laws, statutes or ordinances or the requirements of regulatory authorities relating or having application to the Company or the Buyer, including environmental, health or safety matters;

(g) "Assets" means the assets of the Company used or held in connection with the Business (other than cash received as consideration for such assets), including without limitation, (i) its interest in the Royalty held through VBHC and LNRLP, (ii) its shares of VBHC, (iii) its indirect interest in LNRLP, and (iv) all refunds of Taxes to which the Company, VBHC or LNRLP is or will become entitled;

(h) "Archean Unanimous Shareholders Agreement" means that restated shareholders agreement dated August 16, 2004 made among Chislett, Verbiski and the Company;

(i) "Articles" means the Articles of the Company;

(j) "Business" means the business carried on by LNRLP in relation to its ownership of the Royalty to the extent of the Company's indirect interest therein, including for greater certainty, the Company's indirect interest under the Labrador Option Agreement pertaining to LNRLP, together with the Company's direct or indirect interest in the Gross Diamond Royalty and Action 1997 St. J. No. 43 in the Supreme Court of Newfoundland and Labrador (confidentiality undertaking litigation against VBNC), and all business records, technical data and materials associated therewith;

(k) "Business Day" means any day (other than a Saturday or a Sunday or a banking holiday) on which the principal chartered banks in Canada are open for business during normal banking hours;

(l) "Buyer" means International Royalty Corporation, a body corporate continued under the laws of Canada;

(m) "Buyer's Agreements" means those agreements listed in the Prospectus and described therein as Material Agreements;

(n) "Chislett" means Albert E. Chislett, the president, a director and a shareholder of the Company;

(o) "Closing" means the closing of the sale by the Seller and the purchase by the Buyer of the Purchased Shares in accordance with the terms and conditions of this Agreement;

(p) "Closing Date" means the date of the completion of the Initial Public Offering;

(q) "Closing Documents" means those documents referred to in Clause 4.2 and Clause 4.3;

(r) "Closing Time" means 9:30 local Newfoundland and Labrador time on the Closing Date;

(s) "Common Shares" means issued and outstanding shares in the capital of the Company;

(t) "Company" means Archean Resources Ltd., a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(u) "Divested Assets" means all those assets of the Company excepting the Assets, including without limitation (a) the entitlement respecting quarry materials conferred by Article 8 of the Labrador Option Agreement; (b) the following pending actions and legal proceedings commenced by Archean: (i) Action 1996 St. J. No. 3815 (quarry materials litigation) and (ii) Action 1996 St. J. No. 2330 (quarry license litigation against Government); (c) temporary work camp licence dated July 29,2004 (d) obligations and entitlements associated with Archean's occupancy of its present office space, (e) Archean's office assets other than those which form part of the Business, (f) cash on hand, (g) the receivable from Northstar Exploration Ltd. in the amount of $1,307,503, and (h) all rights to the Archean logo;

(v) "Divesting Transactions" means the transactions set out in Schedule "A";

(w) "Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, and any matter capable of registration against title, option, right of pre-emption, or privilege;

(x) "Financial Statements" means the audited consolidated financial statements of the Company for its fiscal year ended April 30, 2004 and the notes thereto and the Interim Statements;

(y) "Governmental Authority" means any governmental entity whether federal, provincial, state or municipal and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatever;

(z) "Gross Diamond Royalty" shall have the meaning ascribed thereto by the Labrador Option Agreement;

(aa) "Initial Public Offering" means the initial public offering of the Buyer's Shares in the Qualifying Jurisdictions intended to be completed on or before February 22, 2005;

(bb) "Interim Statements" means the audited consolidated financial statements of the Company for the period May 1, 2004 to February 14, 2005, and the notes thereto;

(cc) "Labrador Option Agreement" means that agreement dated May 18, 1993, as amended by an Amendment and Addendum Agreement dated April 23, 1995 made initially between Diamond Fields Resources Inc. and the Company, certain benefits and burdens of which are now separately vested in the Company and VBHC, and in VBNC;

(dd) "LNRLP" means Labrador Nickel Royalty Limited Partnership, a limited partnership formed under the laws of the Province of Ontario, of which VBHC is the sole general partner and Altius is the sole limited partner;

(ee) "LNRLP Agreement" means the agreement to form LNRLP dated July 10, 2003 made between Archean, Altius and such persons who from time to time become limited partners of LNRLP in accordance with the terms thereof;

(ff) "Management Agreement" means that Agreement dated as of the 23rd day of April, 1995 made between Diamond Fields Resources Inc. and the Company, the benefits and burdens of which were assigned to 10401 Newfoundland Limited by an Indenture dated June 28, 1995 made among Diamond Fields Resources Inc., VBNC, the Company and 10401 Newfoundland Limited;

(gg) "Material Contracts" means, the Archean Unanimous Shareholders Agreement, the Labrador Option Agreement, the LNRLP Agreement, the VBNC Agreement and the Adjustment Agreement;

(hh) "Mineral Rights Tax" means that tax and tax rate applicable to the Royalty under the Mining and Mineral Rights Tax Act 2002 SNL 2002 c. M-16.1, as in effect on the date hereof, which for greater certainty is 20%;

(ii) "Mineral Rights Tax Reduction Amount" means that amount, expressed as a percentage, by which the Mineral Rights Tax may be decreased or lowered from time to time to below the rate of tax applicable as at the date hereof, and, for greater certainty, shall be that percentage equal to the Mineral Rights Tax in the event that the Mineral Rights Tax is repealed or abolished;

(jj) "Northstar Payable" means that amount of $12,499 due and payable to Northstar Exploration Ltd. by the Company as shown in the Interim Statements;

(kk) "Payable Nickel" means nickel produced in its refined state. from a refinery, which for the Voisey's Bay Mine is projected to be 3,477,700,000 pounds assuming a 25 year mine life;

(ll) "Person" means any individual, firm, company, corporation, joint venture, joint-stock company, trust, unincorporated organization, government or state entity or any association or a partnership (whether or not having separate legal personality) of two or more of the foregoing;

(mm) "Projected Tax Amount" means $23,125,000;

(nn) "Purchase Price" shall have the meaning ascribed thereto in Section 2.1.1 hereof;

(oo) "Purchased Shares" means 500 Common Shares of the Company to be purchased by the Buyer, which represents a 46.25% indirect beneficial interest in LNRLP;

(pp) "Qualifying Jurisdictions" means the Provinces of Canada and such other jurisdictions as determined by the Buyer and its underwriters;

(qq) "Reduction Proportion" means that proportion, expressed as a fraction, representing any proportionate reduction of the Mineral Rights Tax from time to time, calculated as follows:

Mineral Rights Tax Reduction Amount ÷ Mineral Rights Tax

(rr) "Regulatory Approvals" means such regulatory approvals and acceptances, and in particular but without limitation such approvals from the Toronto Stock Exchange and the securities regulatory authorities in the Qualifying Jurisdictions, as may be necessary for the transactions contemplated by this Agreement;

(ss) "Royalty" means the 3% net smelter returns royalty conferred by the Labrador Option Agreement and held by LNRLP;

(tt) "Seller" means Chislett;

(uu) "Tax Adjustment Period" means that time from the Closing Date until the twenty-fifth (25th) anniversary of the Closing Date;

(vv) "Taxes" means all taxes and similar governmental charges, including:

(i) Local, foreign or other income, franchise, capital, real property, personal property, tangible, withholding, payroll, employer health, transfer, sales, use, excise, consumption, customs duties, anti-dumping, countervail and value added taxes, all other taxes of any kind for which the Company, VBHC or LNRLP (to the extent of the Company's indirect interest therein) may have any liability imposed by Canada or a province thereof or any country or foreign government or subdivision or agency thereof, whether disputed or not;

(ii) Assessments, charges, duties, rates, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith; and

(iii) All pension plan contributions and employment insurance premiums;

(ww) "Tax Returns" means all reports, returns, forms and other documents filed or required to be filed by the Company, VBHC or LNRLP in respect of Taxes or in respect of or pursuant to any domestic or foreign federal, provincial, state, municipal, territorial or other taxing statute;

(xx) "Units" with respect to the general partner or any limited partner of LNRLP means the interest in LNRLP owned by such partner;

(yy) "VBHC" means Voisey's Bay Holding Corporation, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(zz) "VBNC" means Voisey's Bay Nickel Company Limited, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(aaa) "VBNC Agreement" means that agreement dated July 10, 2003 made among the Company, Altius Minerals, Altius, Chislett, Verbiski, VBNC, and LNRLP, to which agreement VBHC as the assignee of the Company is subject pursuant to an agreement dated August 29, 2003 made among the Company, VBHC and VBNC;

(bbb) "Verbiski" means Christopher L. Verbiski, an individual resident in St. John's, Newfoundland;

(ccc) "Voisey's Bay Mine" means that nickel-copper-cobalt mine which as at the date hereof is under development by VBNC in the Labrador portion of the Province of Newfoundland and Labrador, and which is generally known as the Voisey's Bay mine; and

(ddd) "Voisey's Bay Production" means the amount of Payable Nickel, expressed in numbers of pounds, which has in aggregate been produced from the Voisey's Bay Mine on the date that the Mineral Rights Tax is abolished or in any manner whatsoever decreased or lowered, as calculated on such date.

1.2 All references to dollar amounts in this Agreement shall mean lawful currency of Canada.

2. SALE AND PURCHASE OF THE PURCHASED SHARES

2.1 Purchase and Sale of Purchased Shares

The Buyer agrees to purchase the Purchased Shares and the Seller agrees to sell, assign and transfer the Purchased Shares to the Buyer on the terms and conditions contained in this Agreement.

2.1.1 Purchase Price

The Purchase Price which shall be paid by the Buyer to the Seller for the Purchased Shares, subject to the adjustments provided for in Article 7 hereof, is the sum of $92,500,000 (CDN).

2.2 Satisfaction of Purchase Price

The Purchase Price shall be satisfied by the delivery by the Buyer to the Seller of $92,500,000 (CDN) by way of a certified cheque or confirmed bank transfer.

2.3 Delivery of Certificates

The Seller shall transfer and deliver to the Buyer at the Closing Time share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank and shall cause the Company to enter the Buyer on the books of the Company as the holder of the Purchased Shares and to issue one or more share certificates representing the Purchased Shares to the Buyer.

2.4 Place of Closing

The Closing shall take place at the Closing Time at the offices of Stewart McKelvey Stirling Scales, Suite 1100, 100 New Gower Street, St. John's, Newfoundland and Labrador, Canada, solicitors for the Buyer, or at such other place as may be agreed upon by the Seller and the Buyer.

3. CLOSING CONDITIONS

3.1 Conditions in favour of the Buyer

The obligation of the Buyer to complete the transactions herein are subject to the following conditions, each of which is for the sole benefit of the Buyer and may only be waived by the Buyer by notice in writing to the Seller on or before the Closing Date:

(a) termination of the Archean Unanimous Shareholders' Agreement and the Adjustment Agreement;

(b) written consent and confirmation from VBNC, satisfactory to the Buyer acting reasonably, that VBNC has declined to exercise VBNC's right of first offer respecting the Seller's proposed disposition of the Purchased Shares in accordance with the terms of the VBNC Agreement;

(c) satisfactory completion of a National Instrument 43-101 report in respect of the Royalty;

(d) the receipt of the Regulatory Approvals;

(e) completion of the necessary financing to pay the cash portion of the purchase price for the Purchased Shares in conjunction with the Buyer's Initial Public Offering;

(f) the Company's divestiture, prior to the Closing Date, of the Divested Assets;

(g) the closing of the purchase by the Buyer of Verbiski's interest in the Company pursuant to the Buyer's agreement with Verbiski of even date herewith;

(h) receipt by the Buyer of all documents, opinions certificates and confirmations required to be delivered to the Buyer under this Agreement; and

(i) receipt by the Buyer of the opinion of MacLeod Dixon, LLP, addressed to the Buyer and the agents acting for the Buyer on the Initial Public Offering, that the Royalty is a "Canadian resource property" as defined in sub-section 66(15) of the *Income Tax Act* (Canada), as it would be amended by a draft legislation released on February 27, 2004.

3.2 Closing Conditions in favour of the Seller

The obligation of the Seller to complete the transactions herein are subject to the following conditions, each of which is for the sole benefit of the Seller and may only be waived by the Seller by notice in writing to the Buyer on or before the Closing Date:

(a) receipt by the Seller of all documents, opinions certificates and confirmations required to be delivered to the Seller under this Agreement; and

(b) written consent and confirmation from VBNC, satisfactory to the Seller acting reasonably, that VBNC has declined to exercise VBNC's right of first offer respecting the Seller's proposed disposition of the Purchased Shares in accordance with the terms of the VBNC Agreement.

4. CLOSING

4.1 Closing Date

The Closing shall take place simultaneously with the completion of the Buyer's Initial Public Offering. If the Closing shall not have occurred on or before March 15, 2005 (unless such date is extended by mutual written agreement of the parties) this Agreement will terminate and the parties shall, excepting as to any antecedent breach of this Agreement, have no further obligations to each other hereunder.

4.2 Seller's Deliveries at Closing:

At Closing the Seller shall deliver to the Buyer

(a) evidence satisfactory to the Buyer, acting reasonably, that (i) the Company has divested itself of the Divested Assets, and (ii) the Archean Unanimous Shareholders' Agreement and the Adjustment Agreement have been terminated;

(b) the Purchased Shares, duly registered in the name of the Buyer, free and clear of Encumbrances excepting the VBNC Agreement and any restrictions required by regulatory authorities;

(c) an agreement to indemnify the Buyer for and in respect of 50% of those liabilities and obligations of the Company, VBHC and LNRLP to the extent of VBHC's interest therein, including without limitation, liabilities for Taxes, net of any applicable refunds of Taxes, but including any interest payable, pertaining to the time period prior to Closing, including as to the Divesting Transactions;

(d) a certificate of the Seller confirming that all of the Seller's representations and warranties herein are true as of the Closing Date;

(e) such certificates and opinions of counsel to the Seller as may be reasonably requested by the Buyer's counsel in connection with the transactions contemplated by this Agreement which agreements, certificates and opinions shall be in a form and substance satisfactory to the Buyer's counsel, including without limitation, an opinion of counsel to the Seller addressed to the Buyer and the underwriters pursuant to the Initial Public Offering and their respective counsel with respect to items 5.1 (a) through (j), and such other matters as the Buyer's counsel shall reasonably require;

(f) certificates of status or the equivalent of each of the Company, VBHC and LNRLP; and

(g) resignations and releases for all of the officers and directors of the Company and VBHC.

4.3 Buyer's Deliveries at Closing

At Closing the Buyer shall deliver to the Seller:

(a) a confirmed bank transfer in the amount of $92,500,000 (CDN);

(b) the Buyer's agreement to cause the Company and VBHC to observe, perform and fulfill the VBNC Agreement, and to cause the Company and VBHC to observe, perform and fulfill the LNRLP Agreement and to cause VBHC to observe, perform and fulfill its obligations as general partner thereunder and to indemnify and hold harmless the Seller in respect of any breach thereof;

(c) the Buyer's agreement to pay the Additional Purchase Price provided for in Article 7; and

(d) such certificates and opinions of counsel to the Buyer as may be reasonably requested by the Seller's counsel in connection with the transactions contemplated by this Agreement, which agreements, certificates and opinions shall be in a form and substance satisfactory to the Seller's counsel.

5. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SELLER

5.1 Seller's Representations and Warranties

The Seller represents and warrants to the Buyer as set out in the following Subsections of this Section and acknowledges that the Buyer is relying upon such representations and warranties in entering into this Agreement

5.1.1 General

(a) The Seller has the full right, title, power, capacity and authority to enter into this Agreement and the authority to complete all obligations hereunder, and the Seller

has taken all actions necessary to authorize the execution and delivery, and the observance and performance of its covenants and obligations under, this Agreement and the Closing Documents to which he is or will be a party.

(b) The Seller is the registered holder and beneficial owner of the Purchased Shares, free and clear of Encumbrances other than in respect of the VBNC Agreement.

(c) The Company is the registered holder and beneficial owner of all of the issued and outstanding capital stock of VBHC.

(d) VBHC is the registered holder and beneficial owner of a 90% interest in and is the general partner of LNRLP.

(e) The Purchased Shares comprise a 46.25% indirect beneficial interest in LNRLP.

(f) There exist no options, agreements or rights held by any party to acquire securities or interests in the Company, VBHC or LNRLP; other than pursuant to the Adjustment Agreement, the Archean Unanimous Shareholders Agreement, the Labrador Option Agreement, the VBNC Agreement and the LNRLP Agreement.

(g) The Company and VBHC are valid and subsisting corporations duly incorporated and in good standing under the laws of Newfoundland and Labrador.

(h) LNRLP is a valid and subsisting limited partnership duly formed under the laws of Ontario.

(i) LNRLP owns 100% of the Royalty.

(j) To the best of the Seller's knowledge, the Company, VBHC and LNRLP are not in default of any Federal or Provincial laws.

(k) All of the material transactions of the Company have been promptly and properly recorded or filed in or with the books or records of the Company and the minute books of the Company contain all records of the meetings and proceedings of the Company's directors and shareholders since its incorporation.

(l) All of the material transactions of VBHC have been promptly and properly recorded or filed in or with the books or records of VBHC and the minute books of VBHC contains all records of the meetings and proceedings of VBHC's directors and shareholders since its incorporation.

(m) All of the material transactions of LNRLP have been promptly and properly recorded or filed in or with the books or records of LNRLP and the minute books of LNRLP contains all records of the meetings and proceedings of LNRLP's partner's and executive committee since its incorporation.

(n) The Company, VBHC and LNRLP hold all material licenses and permits that are required for carrying on their business in the manner in which such businesses have been carried on and each of the foregoing is in full force and effect.

(o) The Company and VBHC have the corporate power and capacity to own the assets owned by them and to carry on the businesses carried on by them and the Company and VBHC are duly qualified to carry on business in all jurisdictions in which they carry on business.

(p) There are no material liabilities of the Company, on a consolidated basis, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Company's Financial Statements as at February 14, 2005 and which are duly recorded in the books and records of the Company and those incurred in the Divesting Transactions, and at Closing, the Company on a consolidated basis will have no liabilities other than the Northstar Payable.

(q) Since February 14, 2005 there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company, VBHC or LNRLP, or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the business or assets of the Company, or the right or capacity of the Company to carry on its business.

(r) To the best of the Seller's knowledge all Tax Returns of the Company, VBHC and LNRLP required by law to have been filed have been filed and are substantially true, complete and correct and all Taxes and other government charges of any kind whatsoever of the Company, VBHC and LNRLP have been paid or accrued in the Financial Statements.

(s) Other than as disclosed in Schedule "B" hereto the Seller has no knowledge or notice of any actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or pending or threatened against or affecting the Company, VBHC or LNRLP or its directors, officers or promoters at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever which would result in an adverse material change in the financial position, business or prospects of the Company, VBHC or LNRLP and, to the best of his knowledge, there is no basis therefor.

5.1.2 Corporate Matters

(a) No proceedings have been taken or authorized by each of the Company, VBHC and LNRLP, the Seller or, to the best of the Seller's knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of each of the Company, VBHC and LNRLP or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Company excepting as contemplated by and in the Adjustment Agreement;

(b) This Agreement has been, and each Closing Document to which the Seller is a party will on Closing be, duly executed and delivered by the Seller, and this Agreement constitutes, and each Closing Document to which the Seller is a party will on Closing constitute, a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms;

(c) The Company, VBHC and LNRLP, as applicable, have all necessary power and authority to own the Assets and to carry on the Business as at present carried on. The Company, VBHC and LNRLP, as applicable, possesses all licences material to the conduct of the Business. At the time of Closing, neither the nature of the Business nor the location or character of any of the Assets requires each of the Company, VBHC and LNRLP to be registered, licensed or otherwise qualified or to be in good standing in any jurisdiction other than jurisdictions where it is duly registered, licensed or otherwise qualified and in good standing for such purpose;

(d) A true copy of the Articles and all by-laws or other constating documents of each of the Company, VBHC and LNRLP have been delivered to the Buyer by the Seller on or before the date hereof. The Articles and such by-laws and such other constating documents of each of the Company, VBHC and LNRLP constitute all of the constating documents and by-laws and such other constating documents of each of the Company, VBHC and LNRLP, and each are complete and correct and are in full force and effect;

(e) The original or true copies of all corporate records of each of the Company and VBHC and, in respect of LNRLP, any records of the executive committee thereof, have been delivered to the Buyer's solicitors for review prior to the date hereof. Such corporate records have been maintained in accordance with applicable law and contain complete and accurate records of

(i) minutes of all meetings of the directors, any committee thereof and the shareholders of each of the Company and VBHC and LNRLP held since the date of incorporation;

(ii) originals of all resolutions of the directors, any committee thereof and the shareholders of each of the Company and VBHC and LNRLP passed by signature in writing since the date of incorporation; and

(iii) all waivers, notices and other documents required by law to be contained therein, and reflect all actions taken and resolutions passed by the directors and shareholders of each of the Company and VBHC and LNRLP since the date of incorporation.

(f) All resolutions contained in such records have been duly passed and all such meetings have been duly called and held;

(g) The share certificate books, register of shareholders, register of transfer and registers of directors of each of the Company and VBHC and register of units of LNRLP are complete and accurate and all applicable security transfer or documentary stamp taxes payable in respect of shares of each of the Company and VBHC and in respect of the Units have been duly paid; and

(h) Schedule "A" accurately summarizes the Divesting Transactions whereby the Company and VBHC, as the case may be, entered into certain transactions involving Altius, Altius Minerals, LNRLP, Northstar Exploration Ltd., 10401

Newfoundland Ltd., and the Seller and Verbiski, as the case may be, and related dividend declarations and payments.

5.1.3 Authorized and Issued Capital of each of the Company, VBHC and LNRLP

(a) The authorized capital of each of the Company and VBHC and LNRLP consists of (i) as to the Company, an unlimited number of common shares and an unlimited number of preference shares of which only 972 and 4892/5139 common shares are as at the date hereof validly issued and are outstanding (ii) as to VBHC, an unlimited number of common shares and an unlimited number of preference shares of which only 1,000 common shares have been validly issued and are outstanding and (iii) as to LNRLP, 9,000,000 class A units and 1,000,000 class B units, of which only 9,000,000 class A units and 1,000,000 class B units have been validly issued and are outstanding.

5.1.4 Title to Shares

(a) The number of Purchased Shares, being 500 Common Shares, are owned by the Seller beneficially and of record and the Purchased Shares are all of the securities of the Company, owned, beneficially or of record by the Seller.

(b) The Seller now has, and on Closing, the Buyer shall acquire, good and marketable title to the Purchased Shares, free and clear of all Encumbrances.

(c) The Purchased Shares, together with the Verbiski constitute all of the issued and outstanding securities of the Company, there are no restrictions on the transfer of the Purchased Shares except those set forth in the Articles other than pursuant to the Archean Unanimous Shareholder Agreement (which agreement will be terminated on or before the Closing Date).

5.1.5 No Options

(a) No Person other than the Buyer has any oral or written agreement, option, warrant, right, privilege or any other right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase, subscription or issuance of any unissued shares or units, of each of the Company, VBHC and LNRLP.

5.1.6 No Subsidiaries

(a) The Company does not own any shares in or securities of any other body corporate, other than VBHC.

5.1.7 Absence of Conflicting Agreements

(a) None of the execution and delivery of, or the observance and performance by the Seller of, any covenant or obligation under this Agreement or any Closing Document to which it is a party, the transfer of the Purchased Shares to the Buyer, or the Closing:

(i) contravenes or results in, or will contravene or result in, a violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(A) any Applicable Law;

(B) any Material Contract or licence;

(C) the Articles, by-laws, directors or shareholders resolutions or partnership resolutions of the Seller or each of the Company, VBHC and LNRLP; or

(D) the provisions of any agreement, obligation or instrument to which the Seller or each of the Company, VBHC and LNRLP is a party, or by which either of them or the Assets are bound or affected; or

(ii) result in the creation or imposition of any Encumbrance on the Seller, each of the Company, VBHC and LNRLP or any of the Assets.

5.1.8 Consents, Approvals

(a) Excepting as to the consent to transfer the July 29, 2004 temporary work camp license from the Company to Northstar Exploration Ltd., which consent has been sought from the Minister of Natural Resources, no consent, approval, licence, order, authorization, registration or declaration of, or filing with, any governmental authority or other person is required by the Seller or each of the Company, VBHC and LNRLP, in connection with (a) the transfer of the Purchased Shares to the Buyer, (b) the Closing (c) the execution and delivery by the Seller of this Agreement or the Closing Documents to which it is a party, (d) the observance and performance by the Seller of its obligations under this Agreement or the Closing Documents to which it is a party or (e) to avoid the loss of any Licence relating to the Business; other than the filing of a notice of change of directors and a notice of change of registered office with the Registrar of Companies of the Province of Newfoundland and Labrador.

5.1.9 The Financial Statements

(a) The Financial Statements:

(i) have been prepared in accordance with Canadian Generally Accepted Accounting Principles, applied on a basis consistent with that of the preceding periods;

(ii) are complete and accurate in all respects;

(iii) accurately disclose the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of each of the Company, VBHC and LNRLP and the results of the operations of each of the

Company, VBHC and LNRLP, as at the dates thereof and for the periods covered thereby;

(iv) reflect all proper accruals as at the dates thereof and for the periods covered thereby of all amounts which, though not payable until a time after the end of the relevant period, are attributable to activities undertaken during that period; and

(v) contain or reflect adequate reserves for all normal business expenses, including those contemplated for Closing, liabilities and obligations of each of the Company, VBHC and LNRLP of any nature, whether absolute, contingent or otherwise, matured or unmatured, as at the date thereof.

(b) No information has become available to each of the Company, VBHC and LNRLP that would render the Financial Statements incomplete or inaccurate. The Condition of the Business as of the date hereof is at least as good as the financial condition reflected in the Interim Statements.

5.1.10 Undisclosed Liabilities

(a) The Company, VBHC and LNRLP have no liabilities (whether accrued, absolute, contingent or otherwise, matured or unmatured) of any kind except:

(i) liabilities disclosed or provided for in the Financial Statements which reflect the amount of the Northstar Payable due to Northstar Exploration Ltd.; and

(ii) liabilities incurred in the ordinary course of business since the date of the Interim Statements, which are consistent with past practice, are not, in the aggregate, material and adverse to each of the Company, VBHC and LNRLP or the Purchased Shares, or to the Business and do not violate any covenant contained in this Agreement or constitute a breach of any representation or warranty made in or pursuant to this Agreement.

5.1.11 Absence of Changes

(a) Since February 14, 2005:

(i) each of the Company, VBHC and LNRLP has conducted the Business in the ordinary course, has not incurred any debt, obligation or liability out of the ordinary course of business or of an unusual or extraordinary nature and has used its best efforts to preserve the Business and the Assets;

(ii) there has not been any change in the Business other than changes in the ordinary course of business, and such changes have not, either individually or in the aggregate, been and have not had nor may they be reasonably expected to have, either before or after the Closing Date, an adverse effect on the Business;

(iii) to the knowledge of the Seller, there has not been any change in, or creation of, any applicable law, any termination, amendment or revocation of any licence or any damage, destruction, loss, labour dispute or other event, development or condition of any character (whether or not covered by insurance) which has had, or could have, an adverse affect on each of the Company, VBHC and LNRLP, or the Business; and

(iv) there has not been any change in the accounting principles, policies, practices or procedures of each of the Company, VBHC and LNRLP or their application to each of the Company, VBHC and LNRLP.

5.1.12 Absence of Unusual Transactions

(a) Except as contemplated by this Agreement, since February 14, 2005, each of the Company, VBHC and LNRLP has not:

(i) transferred, assigned, sold or otherwise disposed of any of the Assets or cancelled any debts or claims;

(ii) incurred or assumed any obligation or liability (fixed or contingent) other than obligations or liabilities included in the Financial Statements and obligations and liabilities incurred since in the ordinary course of business;

(iii) settled any liability, claim, dispute, proceedings, suit or appeal pending against it or against any of the Assets;

(iv) discharged or satisfied any lien or encumbrance, or paid any obligation or liability (fixed or contingent) other than liabilities included in the Financial Statements and liabilities incurred since February 14, 2005;

(v) suffered an extraordinary loss;

(vi) made any material change with respect to any method of management operation or accounting in respect of the Business;

(vii) waived or omitted to take any action in respect of any rights of substantial value or entered into any commitment or transaction if such loss, rights, commitment or transaction is or would be material in relation to the Assets or the Business;

(viii) created any encumbrance on any of the Assets or suffered or permitted any such Encumbrance that has arisen on the Assets since that date to remain;

(ix) modified, amended or terminated any contract, agreement or arrangement to which it is or was a party, or waived or released any right which it has or had;

(x) incurred any debt, liability or obligation for borrowed money, or incurred any other debt, liability or obligation except in the ordinary course of its business;

(xi) issued or sold any of its shares, bonds, debentures or other securities or issued, granted or delivered any right, option or other commitment for the issuance of any such securities;

(xii) other than in connection with the divestment of the Divested Assets and the Adjustment Agreement, declared or paid any dividend or other distribution in respect of any shares in its capital or purchased or redeemed any such shares;

(xiii) entered into or become bound by any contract, agreement or arrangement, written or oral, other than this Agreement;

(xiv) modified, amended or terminated any contract, agreement or arrangement to which it is or was a party, or waived or released any right which it has or had, other than in the ordinary course of its business; or

(xv) authorized or agreed or otherwise become committed to do any of the foregoing.

5.1.13 Tax Matters

(a) Tax Returns. Each of the Company, VBHC and LNRLP has prepared and filed all Tax Returns, on time and with all appropriate Governmental Authorities for all fiscal periods ending prior to the date hereof. Each such Tax Return was correct and complete at the time of filing. True copies of all Tax Returns prepared and filed by each of the Company, VBHC and LNRLP during the past five years have been given to the Buyer on or before the date hereof;

(b) Payment of Taxes. Each of the Company, VBHC and LNRLP has paid all Taxes due and payable as reflected on its Tax Returns and has paid all assessments and reassessments it has received in respect of Taxes. Each of the Company and VBHC and LNRLP has paid in full all Taxes accruing due on or before the date hereof which are not reflected in its Tax Returns or will have made adequate provision in the Financial Statements for the payment of such Taxes. The provisions for Taxes reflected in the Financial Statements are sufficient to cover all liabilities for Taxes that have been assessed against each of the Company and VBHC and LNRLP whether or not disputed, or that are accruing due by each of the Company and VBHC and LNRLP during the periods covered by the Financial Statements and all prior periods. The Taxes payable by the Company and VBHC as set out in the Interim Statements have been paid, and each of the Company and VBHC and LNRLP is not liable for any Taxes at the date hereof or for the payment of any instalments in respect of Taxes due in respect of its current taxation year and no such Taxes are required to be provided for;

(c) Reassessments. There are no reassessments of Taxes that have been issued and are outstanding. No Governmental Authority has challenged, disputed or questioned each of the Company and VBHC and LNRLP in respect of Taxes or of any Tax Returns. Each of the Company and VBHC and LNRLP is not negotiating any draft assessment or reassessment with any Governmental Authority. The Seller is not aware of any contingent liabilities of each of the Company and VBHC and LNRLP for Taxes or any grounds for an assessment or reassessment including aggressive treatment of income, expenses, credits or other claims for deduction under any return, filing or report. Each of the Company and VBHC and LNRLP has not received any indication from any Governmental Authority that an assessment or reassessment is proposed in respect of any Taxes, regardless of its merits. Each of the Company and VBHC and LNRLP has not executed or filed with any Governmental Authority any agreement extending the period for assessment, reassessment or collection of any Taxes; and

(d) Withholdings. Each of the Company and VBHC and LNRLP has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada all amounts required by law and will continue to do so until the Closing Time and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority. Each of the Company and VBHC and LNRLP has remitted all pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees to the proper Governmental Authority within the time required by Applicable Law. Each of the Company and VBHC and LNRLP has charged, collected and remitted on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made by each of the Company and VBHC and LNRLP.

5.1.14 Tax Accounts and Tax Attributes.

(a) Schedule "C" accurately sets out the paid-up capital of all of the issued and outstanding shares of each of the Company and VBHC, and the adjusted cost base and allocations in respect of VBHC and the Company in respect of LNRLP for the purposes of the *Income Tax Act* (Canada) or any equivalent provincial statute;

(b) Schedule "D" accurately sets out each of the Company and VBHC's non-capital losses (as defined in the *Income Tax Act* (Canada) and any relevant provincial taxing statute) for the purposes of such statutes in respect of the last seven taxation years ending on or before the Closing Date. Schedule "D" accurately sets out each of the Company and VBHC's net capital losses (as defined in the *Income Tax Act* (Canada) and any relevant provincial taxing statute) for the purposes of such statutes in respect of each taxation year ending on or before the Closing Date. Notices of determination of loss have neither been requested by nor issued to either the Company or VBHC;

(c) There exist no investment tax credits (as defined in the *Income Tax Act* (Canada) and any relevant provincial tax statute) still available to the Company or VBHC as at the date hereof. In accordance with the administrative position of the

Canada Customs and Revenue Agency, LNRLP does not file any partnership information returns under section 229 of the Regulations to the *Income Tax Act* (Canada) or related materials. The elections filed by the Company and VBHC under any of ss. 83(2), s. 85(1) or 97(2) of the *Income Tax Act* (Canada) are listed in Schedule "E".

(d) Schedule "F" accurately sets out the status (including the current balance, if any) of each of each of the Company, VBHC and LNRLP's following tax accounts as of the Closing Date:

(i) the adjusted cost base of each of the Company, VBHC and LNRLP's capital properties;

(ii) the cost of each of the Company, VBHC and LNRLP's depreciable properties for capital cost allowance purposes;

(iii) the capital cost allowance taken on each class of each of the Company, VBHC and LNRLP's depreciable property;

(iv) the undepreciated capital cost of each class of each of the Company, VBHC and LNRLP's depreciable property;

(v) the Company's and VHNC's cumulative eligible capital account;

(vi) the Company's and VBHC's cumulative Canadian development expense;

(vii) the Company's and VBHC's cumulative Canadian exploration expense;

(viii) Each of the previous seven accounts shall be as defined in the *Income Tax Act* (Canada) and any relevant provincial taxing statute;

(ix) the input tax credits, as defined in the *Excise Tax Act* for the purposes of GST and HST; and

(x) the GST and HST refunds applied for and which are owing at the date hereof.

(e) Canadian Resource Property. To the best of the Seller's knowledge, the Royalty is a "Canadian resource property" as defined in subsection 66(15) of the *Income Tax Act* (Canada), as it would be amended by draft legislation released on February 27, 2004.

(f) Non-arm's Length Transactions. Excepting as to the transactions whereby LNRLP was formed and acquired the Business, whereby VBHC acquired its interest in LNRLP from the Company and whereby the Company has divested itself of the Divested Assets, (i) each of the Company, VBHC and LNRLP has never acquired or had the use of any of its Assets from a Person ("a Related Person") with whom each of the Company, VBHC and LNRLP was not dealing at arm's length, as determined under the *Income Tax Act* (Canada), and (ii) each of

the Company, VBHC and LNRLP has never disposed of any Asset to a Related Person for proceeds less than the fair market value of that Asset. Except as part of the Divesting Transactions, each of the Company, VBHC and LNRLP shall neither acquire nor dispose of any of its Assets to any Related Person prior to the Closing Time except as contemplated by this Agreement.

(g) The Seller is not a non-resident of Canada with the meaning of the *Income Tax Act* (Canada).

5.1.15 Contracts

(a) Except for the Material Contracts, and except for such contracts, agreements or commitments entered into as part of the Divesting Transactions, each of the Company, VBHC and LNRLP are not a party to or bound by any material contract, agreement, lease or commitment, whether oral or written. True and correct copies of the Material Contracts have been delivered to the Buyer or its solicitors prior to the date hereof; and

(b) The Material Contracts are all in good standing and in full force and effect with no amendments. All of the Material Contracts are valid and binding obligations of the parties thereto enforceable in accordance with their respective terms. Each of the Company, VBHC and LNRLP have complied with all terms thereof, have paid all amounts due thereunder, has not waived any rights thereunder and no default or breach exists in respect thereof on the part of any of the parties thereto and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach. All amounts payable to each of the Company, VBHC and LNRLP under the Material Contracts are still due and owing to each of the Company, VBHC and LNRLP without any right of set-off. Each of the Company, VBHC and LNRLP are not a party to any contract which it does not have the capacity to perform, including the necessary personnel, equipment and supplies. No purchase commitment of each of the Company, VBHC and LNRLP is in excess of its normal business requirements or is not terminable by each of the Company, VBHC and LNRLP without penalty on 30 days' notice.

5.1.16 Absence of Guarantees

(a) The Company, VBHC and LNRLP have not given nor agreed to give, and is not a party to or bound by, any guarantee of indebtedness or other obligations of third parties nor any other commitment by which each of the Company, VBHC and LNRLP is, or is contingently, responsible for such indebtedness or other obligations.

5.1.17 Restrictions on Business

(a) Other than in respect of the Divesting Transactions, the Company, VBHC and LNRLP are not a party to any agreement, lease, mortgage, security document, obligation or instrument, or subject to any restriction in the Articles, its by-laws or its directors' or shareholders' resolutions or subject to any restriction imposed by

any governmental or regulatory authority or subject to any applicable law or order which could restrict or interfere with the conduct of its Business or its use of the Assets or which could limit or restrict or otherwise adversely affect the Purchased Shares, the Assets or the Business, other than pursuant to the Labrador Option Agreement, the VBNC Agreement, the LNRLP Agreement or pursuant to statutory provisions and restrictions of general application to its business.

5.1.18 Compliance with Applicable Law

(a) Each of the Company, VBHC and LNRLP has conducted and is conducting the Business in compliance with all Applicable Laws, and is not in breach of any Applicable Laws.

5.1.19 Employees

(a) Effective as and from December 31, 2004, the Company has no employees and the Company has no obligations of any nature, whether accrued, accruing, contingent or otherwise in respect of any persons who were previously employed by the Company.

(b) VBHC and LNRLP have never had any employees.

5.1.20 No Litigation

(a) Except as disclosed in Schedule B, there is no claim, demand, suit, action, cause of action, dispute, proceeding, litigation, investigation, grievance, arbitration, governmental proceeding or other proceeding including appeals and applications for review, in progress against, by or relating to each of the Company, VBHC and LNRLP, nor are any of the same pending or threatened. Neither the Seller nor each of the Company, VBHC and LNRLP are aware of any state of facts which would provide a valid basis for any of the foregoing. There is not at present outstanding or pending against any of the Company, VBHC and LNRLP or any order that affects any of the Company, VBHC and LNRLP in any way or that in any way relates to this Agreement or the transactions contemplated in it.

5.1.21 Insurance

(a) The Company, VBHC and LNRLP have not and do not maintain insurance against liability, loss and damage.

5.1.22 Titles to Properties

(a) Each of the Company, VBHC and LNRLP has good and marketable title to all of the Assets free and clear of all Encumbrances, other than pursuant to the Labrador Option Agreement and the VBNC Agreement. The Assets constitute all of the assets owned by or controlled by or licensed to each of the Company, VBHC and LNRLP which are necessary or desirable to operate the Business as it has been operated by each of the Company, VBHC and LNRLP in the ordinary course in the past.

5.1.23 Intellectual Property Rights

(a) The Company, VBHC and LNRLP own no intellectual property rights other than the Archean logo, the rights to which will be transferred as part of the Divested Assets.

5.1.24 Environmental Matters

(a) Compliance

All operations of each of the Company, VBHC and LNRLP are now and always have been in compliance in all respects with all applicable environmental laws and all environmental permits. The representations and warranties in this paragraph are not limited by any of the other representations and warranties set out in the subsequent paragraphs of this Section.

(b) Environmental Permits

The Company's environmental permits are in full force and effect unamended, have been complied with in all respects and there are no proceedings in progress, or to the knowledge of the Seller or each of the Company, VBHC and LNRLP pending or threatened, which may result in the cancellation, revocation, suspension, or modification of any environmental permit. No environmental permit will become void or voidable as a result of the Closing nor is any consent of any person required to the transactions contemplated hereby in order to maintain any environmental permit in full force and effect.

(c) Remedial Orders

None of the Company, VBHC and LNRLP, the Business nor the Assets are the subject of any remedial order, nor to the knowledge of the Seller or the Company, VBHC and LNRLP, has any investigation, evaluation or other proceeding been commenced to determine whether any such remedial order is necessary.

(d) No Changes in Environmental Laws

To the knowledge of the Seller, there are no pending or proposed changes to environmental laws which would render unlawful or restrict the operations of the Company, VBHC LNRLP, or the Business.

(e) No Offences

(i) None of the Company, VBHC or LNRLP has been charged with or convicted of an offence for non-compliance with or breach of any environmental law nor has each of the Company, VBHC and LNRLP been fined or otherwise sentenced for non-compliance with or breach of any environmental law nor has each of the Company, VBHC and LNRLP settled any prosecution short of conviction for non-compliance with or breach of any environmental law; and

(ii) None of the Company, VBHC or LNRLP has received any notice of judgment or commencement of proceedings of any nature, or experienced any search and seizure, nor to the knowledge of the Seller is each of the Company, VBHC and LNRLP under investigation related to, any breach or alleged breach of or non-compliance with any environmental law.

(f) Reporting

Each of the Company, VBHC and LNRLP has provided all reports and information to the appropriate governmental authority as required by such governmental authority pursuant to all applicable environmental laws and the environmental permits. The Seller has fully disclosed to the Buyer the circumstances in which such reports have been filed. Copies of such reports and any supporting material have been provided to the Buyer.

(g) No Release or Disposal of Hazardous Substances

All hazardous substances generated, handled, stored, treated, processed, transported or disposed of by or on behalf of each of the Company, VBHC and LNRLP have been generated, handled, stored, treated, processed, transported or disposed of in compliance with all applicable environmental laws and applicable environmental permits.

(h) Documents, Records and Environmental Compliance Reviews

The Company, VBHC and LNRLP has maintained all documents and records concerning the environment in the manner and for the time periods required by environmental laws. Copies of all environmental compliance reviews done by or on behalf of each of the Company, VBHC and LNRLP or any other Person in respect of the Business or the Assets or any part of them have been provided to the Buyer.

(i) Specific Issues

None of the Seller, the Company, VBHC or LNRLP has received any environmental notice that Company, VBHC and LNRLP is, or is potentially, responsible for any clean-up, remediation or corrective action under any environmental laws and each has no knowledge, after having made due inquiry and investigation, of any facts which could give rise to any such environmental notice.

5.1.25 Occupational Health and Safety

(a) The Seller has provided the Buyer with any inspection reports under occupational health and safety legislation relating to each of the Company, VBHC and LNRLP. There are no outstanding inspection orders nor to the knowledge of the Seller any pending or threatened charges made under any occupational health and safety legislation relating to each of the Company, VBHC and LNRLP or the Business. There have been no fatal or critical accidents within the last year which might

lead to charges under occupational health and safety legislation. Each of the Company, VBHC and LNRLP has complied in all respects with any orders issued under occupational health and safety legislation. There are no appeals of any orders under occupational health and safety legislation relating to each of the Company, VBHC and LNRLP which are currently outstanding.

5.1.26 Workers' Compensation

(a) There are no notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment (collectively, "assessments") or any other communications related thereto which each of the Company, VBHC and LNRLP has received from any workers' compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the Business is carried on and there are no assessments which are unpaid on the date hereof or which will be unpaid at the Closing Time and there are no facts or circumstances specifically pertaining to each of the Company, VBHC and LNRLP prior to Closing which may result in an increase in liability to each of the Company, VBHC and LNRLP from any applicable workers' compensation or workplace safety and insurance legislation, regulations or rules after the Closing Time. Each of the Company, VBHC and LNRLP's accident cost experience relating to the Business is such that there are no pending or possible assessments and there are no claims or potential claims which may adversely affect each of the Company, VBHC and LNRLP's accident cost experience.

5.1.27 Real Property and Leased Premises

(a) The Company, VBHC and LNRLP have never owned any real or leased property and will not at Closing own any leased property excepting only as to the Divested Assets and will not at Closing own any real or leased property.

5.1.28 No Expropriation

(a) The Company, VBHC and LNRLP has not received any notice of expropriation of all or any of the Assets and none of the Company, VBHC and LNRLP nor the Seller is aware of any expropriation proceeding pending or threatened against or affecting the Assets nor is aware of any discussions or negotiations which could lead to any such expropriation.

5.1.29 Government Grants

(a) There are no contracts or agreements relating to grants or other forms of assistance, including loans with interest at below market rates, received by any of the Company, VBHC and LNRLP from any governmental or regulatory authority.

5.1.30 Business in Compliance with Law

(a) The operations of each of the Company, VBHC and LNRLP are conducted in all respects, in compliance with all Applicable Laws of each jurisdiction in which the

Business has been and is carried on and neither the Seller nor each of the Company, VBHC and LNRLP has received any notice of any alleged breach of any such Applicable Laws.

5.1.31 Restrictive Covenants

(a) Other than in respect of the Labrador Option Agreement, the VBNC Agreement and the LNRLP Agreement, the Company, VBHC and LNRLP is not a party to or bound or affected by any commitment, agreement or document which limits the freedom of each of the Company, VBHC and LNRLP to compete in any line of business, transfer or move any of its assets or operations or which does or could affect the business practices, operations or conditions of each of the Company, VBHC and LNRLP after the Closing.

5.1.32 Equipment Leases

(a) Except as may form part of the Divested Assets, each of the Company, VBHC and LNRLP are not a party to any leases of equipment.

5.1.33 Licences

(a) Copies of any licences necessary or desirable for the operation of the Business and the ownership of the Assets have been delivered to the Buyer. Each of the Company, VBHC and LNRLP is in compliance in all respects with all terms, provisions and conditions of the licences and there are no proceedings in progress, or pending or threatened, which may result in revocation, cancellation, suspension or any adverse modification of any of the licences. No licence is void or voidable as a result of the completion of the transactions contemplated hereby or by the closing documents nor is any consent or approval of any person required to ensure the continued validity and effectiveness of any licence in connection with the purchase of the Purchased Shares, this Agreement, any closing document or the transactions contemplated hereby or thereby.

5.1.34 Accounts Receivable

(a) Each of the Company, VBHC and LNRLP has no accounts receivable other than for refunds of Taxes.

5.1.35 Books and Records

(a) The Seller has made available to the Buyer all books and records of or relating to each of the Company, VBHC and LNRLP (the "**Books and Records**"). Such Books and Records fairly and correctly set out and disclose in all respects the financial position of each of the Company, VBHC and LNRLP in accordance with good business practice and all financial transactions relating to each of the Company, VBHC and LNRLP have been accurately recorded in such Books and Records. The Books and Records:

(i) accurately reflect the basis for the financial condition and the revenues, expenses and results of operations of each of the Company, VBHC and LNRLP shown in the Financial Statements; and

(ii) together with all disclosures made in this Agreement or in the schedules hereto, present fairly the financial condition and the revenues, expenses and results of the operations of each of the Company, VBHC and LNRLP as of and to the date hereof.

(b) No information, records or systems pertaining to the operation or administration of each of the Company, VBHC and LNRLP are in the possession of, recorded, stored, maintained by or otherwise dependent on any other Person, excepting as to those legal, tax and industry professionals who have advised the Seller, the Company, VBHC and LNRLP in connection with the matters and transactions contemplated by this Agreement. The Seller has disclosed the existence of and made available for review by the Buyer all the Books and Records.

(c) The Books and Records shall be retained by the Seller and Verbiski following Closing, and the Seller undertakes to provide copies of all or any part of the Books and Records as may be reasonably requested by the Buyer following Closing.

5.1.36 No Joint Venture Interests

(a) Other than as disclosed herein, none of the Company, VBHC and LNRLP is, nor has it agreed to become, a partner, member, owner, proprietor or equity investor of or in any partnership, joint venture, co-tenancy or other similar jointly-owned business undertaking or to acquire or lease any other business operation and does not have any other investment interests in any similar business owned or controlled by any third party.

5.1.37 Family Law – Spouse

(a) The Seller's spouse or former spouse has not in any manner whatever contributed work, money or money's worth in respect of the acquisition, management, maintenance, operation or improvement of each of the Company, VBHC and LNRLP nor has the Seller's spouse assumed any responsibility within the meaning of any applicable laws which would or could potentially give him or her an interest in any or all of the Purchased Shares. No order has been given under any Applicable Law which would or does affect the Purchased Shares or the Seller's title thereto in any manner whatever nor is there any application threatened or pending under any Applicable Law or otherwise the Seller's spouse for an order which might affect the Purchased Shares or Seller's title thereto.

5.1.38 Disclosure

(a) No representation or warranty in this Agreement contains any untrue statement of a material fact and the representations and warranties contained in this Agreement do not omit to state any known material fact necessary to make any of the

representations or warranties contained herein not misleading to a prospective purchaser of the Purchased Shares seeking full information as to the Purchased Shares, each of the Company, VBHC and LNRLP, the Business and the Assets. Without limiting the scope of the foregoing, and as provided for in this Agreement, the Seller is not aware of any change, event or occurrence that has taken place or is pending that has, or in the future could have, a material adverse effect on the value or ownership of the Purchased Shares, each of the Company, VBHC and LNRLP, the Business and the Assets, or the ability of Company, VBHC and LNRLP to operate the Business subsequent to the Closing Date in the manner in which it has been operated by each of the Company, VBHC and LNRLP prior to the Closing Date, or which could increase the costs incurred by Company, VBHC and LNRLP in operating the Business subsequent to the Closing Date, including any pending or present change in any Applicable Law or other requirement, including the obtaining or maintenance of licences or approvals.

5.1.39 Accuracy at Closing Date

Each representation and warranty of the Seller contained in this Agreement shall be true and correct as of the Closing Date as if made at and as of the Closing Date except to the extent that it is affected by the occurrence of events or transactions expressly permitted by this Agreement.

5.2 Seller's Covenants

(a) The Seller covenants that concurrently upon execution of this Agreement he will comply with the notice and right of first offer provisions and requirements in favour of VBNC in the VBNC Agreement, and that he shall diligently and in good faith use his best efforts to comply with his obligations under such agreements so as to permit the Closing to proceed on the Closing Date.

(b) The Seller shall cause the Company, VBHC and LNRLP to prepare and file all Tax Returns of the Company, VBHC and LNRLP required to be filed after the Closing Date in respect of periods ending on or before or which include the Closing Date, and concurrently with such filing shall provide to the Buyer a copy of each such Tax Return as filed, subject to IRC causing such returns to be promptly executed on behalf of the Company or VBHC as applicable.

6. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE BUYER

6.1 Representations, Warranties of the Buyer

The Buyer represents and warrants to the Seller that

(a) It has the full right, title, power, capacity and authority to enter into this Agreement and the authority to complete all obligations under this Agreement, subject only to obtaining the Regulatory Approvals and completion of the necessary financing to pay the cash portion of the purchase price for the Purchased Shares in conjunction with the Buyer's Initial Public Offering.

6.2 Covenants of the Buyer

6.2.1

(a) The Buyer covenants to the Seller that it shall diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering within the time frames respectively set forth in hereunder.

(b) The Buyer covenants to the Seller that it shall pay the Northstar Payable to Northstar Exploration Ltd. within 60 days of the Closing Date.

7. CONTINGENCY EARN-OUT - ADDITIONAL PURCHASE PRICE CONSIDERATION PAYABLE BY THE BUYER IF MINERAL RIGHTS TAX ABOLISHED OR DECREASED

7.1 The Buyer acknowledges and confirms its agreement and understanding that the Mineral Rights Tax may be decreased, lowered or abolished following execution of this Agreement (a "Tax Reduction Event") and that, in such event, the Buyer shall pay to the Seller the additional consideration (the "Additional Purchase Price") hereinafter provided for. The Buyer and Seller both acknowledge and confirm that it is not practicable to predict whether or when a Tax Reduction Event might occur or to set a probability for the occurrence of a Tax Reduction Event. Accordingly the Additional Purchase Price shall only become payable if, as and when a Tax Reduction Event should occur.

7.2 In the event that, at any time prior to Closing or during the Tax Adjustment Period, a Tax Reduction Event should occur, such that the Mineral Rights Tax applicable to the Royalty is abolished or the rate of such tax is in any manner whatsoever decreased or lowered, the Buyer agrees that the Additional Purchase Price shall become payable to the Seller, as additional consideration for the Purchased Shares. The amount of the Additional Purchase Price shall be calculated in accordance with the following formula:

$$\text{Reduction Proportion} \times \$23{,}125{,}000\ (\text{CDN}) \times \frac{(3{,}477{,}700{,}000 - \text{Voisey's Bay Production})}{3{,}477{,}700{,}000}$$

In the event that the amount of Payable Nickel is unavailable in numbers of pounds so as to enable determination of Voisey's Bay Production on a quarterly basis, the following conversion factors shall be utilized to determine Voisey's Bay Production:

(a) One metric tonne = 2204.622 pounds; or

(b) One short ton = 2000 pounds.

7.3 The Buyer acknowledges and agrees that the Projected Tax Amount represents the parties' present best estimate of the aggregate Mineral Rights Tax which is projected to be payable during the Tax Adjustment Period in respect of the Seller's indirect beneficial interest in the Royalty. The Buyer covenants and agrees that, in the event that by reason of any legislative change other than as contemplated in paragraph 7.2 hereof, the actual Mineral Rights Tax payable or projected to be payable in respect of the Seller's said interest during the Tax Adjustment Period is or is projected to be less than the Projected

Tax Amount, the difference between such Projected Tax Amount and such actual Mineral Rights Tax shall be paid to the Seller as Additional Purchase Price consideration for the Purchased Shares. The Buyer covenants and agrees that it shall make a bona fide and genuine pre-estimate of any such amount.

7.4 If the Additional Purchase Price becomes payable, as a result of a Tax Reduction Event or pursuant to Section 7.3, it shall be paid by the Buyer to the Seller by way of certified cheque or confirmed bank transfer on or before the 45th day next following the occurrence of the Tax Reduction Event, or following a determination that an amount is payable under paragraph 7.3, as the case may be.

8. [INTENTIONALLY DELETED]

9. TIME

9.1 Time shall be of the essence of this Agreement.

10. LAW

10.1 This Agreement will be governed by the laws of the Province of Newfoundland and Labrador, and the parties attorn to the non-exclusive jurisdiction of the courts of Newfoundland and Labrador for resolution of all disputes arising in connection with this Agreement.

11. NOTICES

11.1 Any notice under this Agreement will be given in writing and may be sent by fax, telex, telegram or may be delivered or mailed by prepaid post address to me party to which notice is to be given at the address indicated below, or at another address designated by the party in writing.

(a) If to The Seller:

Albert Chislett
Suite 704, TD Place
140 Water Street
St John's, NL, A1C 6H6
Canada

Telephone: 709.758.1700
Facsimile: 709.758.1708

(b) If to The Buyer:

Douglas B. Silver
Chairman and CEO
International Royalty Corporation
Inverness Drive East
Suite 104

Englewood, Colorado 80112
USA

Telephone: 303.799.9020
Facsimile: 303.799.9017

11.2 If notice is sent by fax, telex, telegram or is delivered, it will be deemed to have been given at the time of transmission or delivery.

11.3 If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

11.4 If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed, the notice will be sent by fax, telex, telegram or will be delivered.

12. ENTIRE AGREEMENT

12.1 This Agreement constitutes the entire agreement between the parties and supersedes and replaces any prior understanding and agreements between the parties.

13. NATIVE LAND CLAIMS

13.1 The Buyer acknowledges that it is aware of aboriginal land claims issues which pertain to the Business and the Royalty, and has made independent assessment thereof.

14. [INTENTIONALLY DELETED]

15. ASSIGNMENT

15.1 Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by either party hereto without the written consent of the other party first obtained, such consent not to be unreasonably withheld. The Seller hereby confirms his consent to the transfer of this Agreement by the Buyer to a wholly-owned subsidiary or affiliate of the Buyer so long as said transfer does not impair the availability, or consequences to the Seller of any elections under Article 15.2 of this Agreement, and provided that the Buyer remains fully obligated to the Seller under the terms of this Agreement notwithstanding such transfer.

16. FURTHER ASSURANCES

16.1 Each party agrees to execute and deliver such other deeds, documents and assurances and to do such other acts as may be reasonably required to carry out the true intent and meaning of this Agreement. Both parties shall use their best efforts to fulfill all the terms of this Agreement.

17. ENUREMENT

17.1 This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, successors and permitted assigns.

18. CONFIDENTIALITY, PUBLIC DISCLOSURE

18.1 The parties agree that this Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by the Archean Unanimous Shareholders Agreement or by the VBNC Agreement or pursuant to the LNRLP Agreement or by Applicable Laws and then upon notice by the disclosing party to the other party) without the prior written approval of the other parties. The parties agree that the Buyer has the right and permission from the Seller to share information regarding this transaction with its financial advisors, including but not limited to its underwriters, and other parties required for completing the due diligence and closing of the transactions contemplated by this Agreement. Said information will be shared only on a need-to-know basis.

18.2 The content at any public disclosure or press release respecting this Agreement or the transactions contemplated hereby shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this clause 19.2 is subject always to all disclosure obligations of the Buyer under applicable securities laws.

19. EXECUTION VIA FACSIMILE, COUNTERPARTS

19.1 It is agreed that this Agreement may be executed and delivered by fax and shall upon such execution and delivery be fully enforceable.

19.2 The parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which, taken together, shall be deemed to constitute one and the same instrument.

20. NON-MERGER

20.1 For greater certainty, the Buyer's obligations as set out in Article 7 shall not merge on Closing but shall subsist.

Witness

Agreed this 18th day of February, 2005

Albert Chislett

INTERNATIONAL ROYALTY CORPORATION

Per: ______________________
Name: Authorized Signatory
Title: Title President

____
Witness

Per: ______________________
Name: Authorized Signatory

SCHEDULE "A"

DIVESTING TRANSACTIONS

1. Disposition on November 11, December 3, and December 8, 2004 by the Company of certain common shares of Altius Minerals Corporation having an adjusted cost base of $2,372,500 for proceeds of disposition of $2,932,669, realizing a capital gain of $560,169.

2. Disposition on December 8, 2004 by VBHC of a 2.5% interest in LNRLP having an adjusted cost base of nil for proceeds of disposition equal to $3,016,236.63, realizing a capital gain of $3,016,236.63.

3. Transfer of certain assets by Company to Northstar Exploration Limited ("NEL") a sister corporation of the Company pursuant to Divested Assets Transfer Agreement dated February 9, 2005.

4. Transfer of quarry rights by Company to 10401 Newfoundland Limited, a sister corporation of the Company, pursuant to Quarry Rights Transfer Agreement dated February 9, 2005.

5. Capital dividend paid by Company in the amount of $278,991 on February 9, 2005. (Capital dividend account immediately before payment of the dividend was in excess of capital dividend.) This dividend was paid through an increase in the shareholder loan balance.

6. Transfer by Company to its shareholders of an amount equal to any net current assets in excess of liabilities remaining in Company. This amount included $500,000 cash and an account receivable from NEL of $1,317,503 but excluded the net proceeds received by VBHC from the disposition referred to in paragraph 2 above. The transfer was effected as a reduction in the shareholder loan accounts.

7. Amendment to shareholders agreements involving Company on February 11, 2005, to remove the requirement that control be exercised jointly by Al Chislett and Christopher Verbiski, irrespective of their actual shareholdings therein.

8. Capital dividend paid by VBHC on February 10, 2005 to Company in the amount of $1,508,118, out of the proceeds of the disposition referred to in paragraph 2 above. (Capital dividend account immediately before payment of the dividend was equal to capital dividend.)

9. Taxable dividend paid by VBHC on February 11, 2005 to Company in the amount of $1,145,000. (This amount represented the remaining proceeds of the disposition referred to in paragraph 2 above, plus interest of approximately $12,000, minus applicable income taxes (net of the dividend refund under s. 129 of the *Income Tax Act* (Canada) ("dividend refund") payable to VBHC in the amount of $381,667).

10. Purchase for cancellation by Company from Christopher Verbiski on February 14, 2005 of approximately 11.6730702 shares for $1,145,000, resulting in a taxable dividend of $1,144,988.[1] This will give rise to a dividend refund to the Company in the amount of $381,663 for its taxation year that commenced on February 14, 2005.

11. Purchase for cancellation by Company from Christopher Verbiski on February 14, 2005 of approximately 15.3749933 shares for $1,508,118, resulting in a capital dividend of $1,508,106.

---

[1] This purchase caused an acquisition of control and hence a tax year of both Company and VBHC. The acquisition of control was deemed to occur for the purposes of the *Income Tax Act* at the beginning of the day on February 14, 2005 and the taxation years of Company and VBHC were deemed to end immediately before that time.

SCHEDULE "B"

1. Action 1996 St. J. No. 3815 in the Supreme Court of Newfoundland and Labrador brought by the Company as plaintiff against VBNC as defendant in respect of, *inter alia*, the Company's rights respecting quarry materials under the Labrador Option Agreement and in particular but without limitation under Article 8 thereof.

2. Action 1996 St. J. No. 2330 in the Supreme Court of Newfoundland and Labrador brought by the Company as plaintiff against the Minister of Mines and Energy for the Province of Newfoundland as defendant in respect of, *inter alia*, the Company's entitlement to the issuance of quarry rights.

3. Action 1997 St. J. No. 43 in the Supreme Court of Newfoundland and Labrador brought by the Company as plaintiff against VBNC as defendant in respect of the Company's confidentiality undertaking rights under the Labrador Option Agreement.

4. Potential claim of Probity Corp./Myron Brown for $24,941.20 (U.S.) respecting alleged unpaid consulting fees.

SCHEDULE "C"

(Section 5.1.14(a))

1. The paid up capital of the Company is $973.

2. The paid up capital of VBHC is $1.00.

3. With respect to LNRLP:

   (a) VBHC's adjusted cost base in LNRLP is $1.00

   (b) No amounts in respect of income or loss or expenses have been allocated by LNRLP to VBHC or the Company with the exception of $9,594,562.50 of Canadian development expense which was allocated to the Company in respect of the 2003 fiscal period of LNRLP for both federal and Newfoundland and Labrador tax purposes.

SCHEDULE "D"

(Section 5.1.14(b))

1. The Company's undeducted non-capital losses in respect of the last seven (7) taxation years are nil.

2. VBHC's non-capital losses in respect of the last seven (7) taxation years are nil.

3. LNRLP has had no income of loss for any fiscal period.

4. The Company's net capital losses in respect of each taxation year ending on or before the Closing Date are nil.

5. VBHC's net capital losses in respect of each taxation year ending on or before the Closing Date are nil.

6. LNRLP has not realized any capital gains or losses.

SCHEDULE "E"

Income Tax Elections

Capital Dividends

(i) Company

Dividend Date	Amount
February 10, 1997	$311,085
September 5, 2003	$4,797,000
February 9, 2005	$278,991
February 14, 2005	$1,508,103

(ii) VBHC

Dividend Date	Amount
February 10, 2005	$1,508,118

s. 85(1) Elections

Date of Transaction	Description
August 29, 2003	Transfer of 92.5% Partnership Interest by Company to VBHC

s. 97(2) Elections

Date of Transaction	Amount
July 10, 2003	Transfer of Net Smelter Return by Company to LNRLP

SCHEDULE "F"

(Section 5.1.14(d) (i-ix))

The status (including the current balance, if any) of each of the Company, VBHC and LNRLP's following tax accounts are as follows:

(i) the adjusted cost base of each of the Company, VBHC and LNRLP's capital properties:

Asset	Owner	Adjusted Cost Base
90% general partnership interest in LNRLP	VBHC	$1.00
Shares of VBHC	Company	$1.00

(ii) the cost of each of the Company, VBHC and LNRLP's depreciable properties for capital cost allowance purposes - not applicable;

(iii) the capital cost allowance taken in its most recent taxation year on each class of the Company, VBHC and LNRLP's depreciable property - not applicable;

(iv) the undepreciated capital cost of each class of each of the Company, VBHC and LNRLP's depreciable property - not applicable;

(v) the Company's and VBHC's cumulative eligible capital account - nil;

(vi) the Company's and VBHC's cumulative Canadian development expense - nil;

(vii) the Company's and VBHC's cumulative Canadian exploration expense - nil;

(viii) no differences between above accounts for Canadian federal income tax purposes and Newfoundland and Labrador income tax purposes;

(ix) the input tax credits, as defined in the *Excise Tax Act* for the purposes of HST - the Company has an entitlement to input tax credits of $10,606 and fuel tax refunds of $1,893.

MELVILLE

Royalty Purchase Agreement

THIS AGREEMENT is made as of February 22, 2005.

BETWEEN:

524520 BC Ltd.
344967 BC Ltd.
Adam Vary

(collectively the "**Vendors**" and individually a "**Vendor**");

AND

International Royalty Corporation

(the "**Purchaser**").

WHEREAS:

A. The Vendors own the Royalties;

B. Each of the Vendors wishes to sell, and the Purchaser wishes to purchase, the Royalties on the terms and conditions set forth in this Agreement; and

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants, agreements, representations and warranties set out below, the parties covenant and agree as follows:

1. Interpretation

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith or unless otherwise specifically provided:

(a) "**Affiliate**" with respect to a corporation means another corporation which is affiliated with the first mentioned corporation within the meaning thereof in the Corporations Act;

(b) "**Agreement**" means this Agreement, including its recitals and schedules, as amended and supplemented;

(c) "**Barry**" means Lawrence Barry;

(d) "**Books and Records**" means all files, ledgers and correspondence, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial

statements, financial working papers and all other records and documents of any nature or kind whatsoever, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not (and all software, passwords and other information and means of or for access thereto), belonging to the Vendors and relating to the Royalties;

(e) "**Business Day**" means any day other than a Saturday, Sunday or any statutory holiday in British Columbia or Ontario;

(f) "**Charter Documents**" means articles, articles of incorporation, notice of articles, memorandum, bylaws or any similar constating document of a corporate entity;

(g) "**Closing**" means the completion of the Transaction in accordance with Article 7;

(h) "**Closing Date**" means February 22, 2005, or such other date as may be agreed upon in writing by the Vendors and the Purchaser or by their respective solicitors;

(i) "**Common Shares**" means fully paid and non-assessable free trading voting common shares of the Purchaser to be issued and qualified pursuant to the Initial Public Offering;

(j) "**Consideration Shares**" is defined in section 2.3(b);

(k) "**Contracts**" means all contracts, agreements, instruments, leases, indentures, engagements, transactions and commitments, whether written or oral;

(l) "**Corporations Act**" means the respective federal or provincial law under which a respective party is incorporated;

(m) "**Effective Time**" means 12:01 a.m. on the Closing Date;

(n) "**Encumbrance**" means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(i) a mortgage, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(ii) a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(iii) an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(iv) any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(v) any agreement to create, or right capable of becoming, any of the foregoing;

(o) **"Governmental Authority"** means any federal, provincial, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing;

(p) **"Indemnified Party"** has the meaning given to it in section 9.3;

(q) **"Indemnifier"** has the meaning given to it in section 9.3;

(r) **"Indemnity Claim"** has the meaning given to it in section 9.3;

(s) **"Initial Public Offering"** means the initial public offering of the Common Shares in the Qualifying Jurisdictions to which the Prospectus refers;

(t) **"Law"** means any statute, regulation, bylaw, order, ruling, decision, arbitration award, judgment, decree or law;

(u) **"Operator"** means the current owner of or holder of the mining rights to the property to which the Royalty is related;

(v) **"Permits"** means all permits, licences, certificates, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with any Governmental Authority which are material to a Royalty;

(w) **"Person"** means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

(x) **"Pre-Emptive Rights"** means those rights which limit, potentially terminate or amend or otherwise affect a Royalty as set out in Schedule B;

(y) **"Prime Rate"** means the floating annual rate of interest established and recorded as such from time to time by the Bank of Montreal as a reference rate then in effect for determining the interest rate it shall charge on Canadian dollar commercial loans in Canada;

(z) **"Proceeding"** means any action, claim, demand, lawsuit, assessment, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

(aa) **"Prospectus"** means the final Prospectus of the Purchaser pertaining to the Initial Public Offering, dated February 3, 2005;

(bb) **"Purchase Price"** means the purchase price for the Royalties, as set out in section 2.2;

(cc) **"Purchaser"** means International Royalty Corporation or its permitted assignee;

(dd) **"Qualifying Jurisdictions"** means all the Provinces of Canada and such other jurisdictions as determined by the Purchaser and its underwriters;

(ee) **"Registrar"** means the governmental official designated as such or having a role as such pursuant to the Corporations Act;

(ff) **"Regulatory Approvals"** means such regulatory approvals and acceptances, including such approvals from the Toronto Stock Exchange and securities regulatory authorities in the Qualifying Jurisdictions as may be necessary for the IPO and the Transaction;

(gg) **"Royalties"** means all rights, title and interest of the Vendor in a 1% Gross Overriding Royalty being part of the 2% Gross Overriding Royalty conferred by each Royalty Agreement and a commensurate interest in each Royalty Agreement entitling the holder to all rights thereunder as a royaltyholder;

(hh) **"Royalty"** means one of the Royalties;

(ii) **"Royalty Agreement"** means one of the Royalty Agreements.

(jj) **"Royalty Agreements"** means those agreements detailed in Schedule A;

(kk) **"Royalty Assignment Agreement"** means an agreement in the form attached as Schedule D;

(ll) **"Third Party"** has the meaning given to it in section 9.3(a);

(mm) **"Transaction"** means the transaction of purchase and sale contemplated by this Agreement; and

(nn) **"Vendor"** and **"Vendors"** have the meanings given on page 1.

1.2 Gender, Number and Other Terms

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, "or" is not exclusive and

"including" is not limiting, whether or not non-limiting language (such as "without limitation") is used with reference thereto.

1.3 Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Statutes

Unless otherwise stated, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant to it, with all amendments thereto and in force from time to time, and to any statute or regulations that may be passed which supplement or supersede such statute or such regulations.

1.5 No Contra Preferentum

The language in all parts of this Agreement shall in all cases be construed as a whole and neither strictly for nor strictly against any of the parties to this Agreement.

1.6 Currency

Except where otherwise expressly provided, all monetary amounts in this Agreement are stated and shall be paid in Canadian currency.

1.7 Governing Law and Attornment

This Agreement shall be governed by and construed in accordance with the law of British Columbia and the law of Canada applicable therein and all disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, both at law and equity, arising out of, or in any way connected with, this Agreement will be referred to the courts of British Columbia and each of the parties hereby attorns to the jurisdiction of the courts of British Columbia.

1.8 Schedules

The following are the Schedules which are attached to and form part of this Agreement:

Schedule A – Royalty Agreements
Schedule B – Pre-emptive Rights
Schedule C – Purchaser's Solicitor's Opinion
Schedule D – Royalty Assignment Agreement

1.9 Cross-References

Unless otherwise stated, a reference in this Agreement to a designated article, section, subsection, paragraph or other subdivision or to a schedule is to the designated article, section, subsection, paragraph or other subdivision of, or schedule to, this Agreement.

1.10 References to Whole Agreement

Unless otherwise stated, the words "herein", "hereof", "hereby" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular article, section, subsection, paragraph or other subdivision or schedule.

2. Purchase of Royalties

2.1 Purchase and Sale

Based on the representations and warranties contained in this Agreement, each of the Vendors agree to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from each of the Vendors, the Royalties, effective as of and from the Effective Time, free and clear of all Encumbrances, for the Purchase Price and in accordance with and subject to the terms and conditions set forth in this Agreement.

2.2 Purchase Price

The Purchase Price is $133,334.

2.3 Payment of Purchase Price

The Purchase Price shall be paid by the Purchaser on Closing by issuance to the Vendors of 31,008 Common Shares (the "**Consideration Shares**") issued as follows:

524520 BC Ltd.	10,336
344967 BC Ltd.	10,336
Adam Vary	10,336
TOTAL	31,008

2.4 Risk of Loss and Damage Prior to Closing

Risk of loss of the Royalties shall pass to the Purchaser at the Closing, and each of the Vendors shall bear all risk of loss or impairment of the Royalties until the Closing and the Purchaser shall bear all such risk of loss after the Closing.

3. Representations and Warranties of the Vendors

3.1 Representations and Warranties of the Vendors

Each Vendor individually represents and warrants to the Purchaser in respect of himself or itself and in respect of his or its interest in the Royalties as follows and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the Transaction notwithstanding any independent searches or investigations that may be undertaken

by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser, its employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Purchaser:

(a) **Status:** In the case of a corporate Vendor, the Vendor is a duly incorporated and validly existing company under the Corporation Act, is in good standing with respect to the filing of annual reports in the office of the Registrar, has never been struck from the register maintained by the Registrar or dissolved or liquidated and has full power and capacity to own the Royalties and to enter into, carry out the Transaction and duly observe and perform all its obligations contained in this Agreement.

(b) **Due Authorization**: The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Vendor pursuant to this Agreement, and in the case of a corporate Vendor, the completion of the Transaction has been duly authorized by all necessary corporate action on the part of the Vendor, and this Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c) **Ownership**: The Vendor is the beneficial owner of, and has good and marketable title to his or its interest in the Royalties free and clear of all Encumbrances.

(d) **Rights to Royalty**: The Vendor has the exclusive right to own his or its interest in the Royalties subject to the Pre-emptive Rights.

(e) **No Rights to Royalty**: Other than the Pre-emptive Rights, there is no agreement, Contract, option, commitment or other right in favour of, or held by, any Person other than the Purchaser to acquire his or its interest in the Royalties or any portion thereof.

(f) **Royalty Assignable**: Subject to the Pre-emptive Rights, his or its interest in the Royalties is freely assignable to the Purchaser.

(g) **Residency**: The Vendor is not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada).

(h) **Adverse Proceedings**: To the knowledge of the Vendor, there are no current, pending or threatened Proceedings of, by, against, or relating to, the Vendor or his or its interest in the Royalties, Permit or Royalty Agreements. The Vendor is not aware of any basis for any other Proceeding which, if pursued, would have a significant likelihood of having a material adverse effect on his or its interest in the Royalties.

(i) **No Seizure**: There is no appropriation, expropriation or seizure of his or its interest in the Royalties that is pending or, to the knowledge of the Vendor, has been threatened.

(j) **No Adverse Implications**: Other than pursuant to a Pre-emptive Right, neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contemplated by or contained in this Agreement will:

(i) give any Person the right to terminate, cancel or amend any contractual or other right of the Vendor where such termination, cancellation or removal would have an adverse effect on the Royalties;

(ii) result in the creation of any Encumbrance on the Royalties or in a breach of or a default under any agreement giving a third party security against the Royalties or in the crystallization of any floating charge on the Royalties, where any of such events could have an adverse effect on the Royalties;

(iii) result in a breach or contravention of or default under any provision of any Permit, Royalty Agreement or Law to which the Vendor is a party or by or to which the Vendor or the Royalties are bound or is subject, which could have an adverse effect on the Royalties or which could impair the legality or enforceability of this Agreement or the Transaction, or require the consent of any Person;

(iv) in the case of a corporate Vendor, be contrary to any of the provisions of the Charter Documents of the Vendor; or

(v) result in any fees, duties, taxes, assessments or other amounts relating to any Royalty becoming due or payable, other than any tax imposed pursuant to Part IX of the Excise Tax Act (Canada) payable by the Purchaser in connection with the Transaction.

(k) **No Adverse Knowledge**: Except as disclosed in this Agreement, the Vendor has no information or knowledge of any fact relating to the Royalties, the Royalties Agreement, any Permit, the counter-party to the Royalty Agreements, or the Transaction which might reasonably be expected to materially and adversely affect the Royalty.

(l) **Material Facts**. This Agreement does not contain any untrue statement by the Vendor of a material fact nor has the Vendor omitted to state in this Agreement a material fact necessary in order to make the statements contained herein not misleading.

(m) **Enforceability**. This Agreement has been and each document to be delivered on Closing to which the Vendor is a party will on Closing be duly executed and delivered by the Vendor and this Agreement and each such Closing document to

which the Vendor is a party will on Closing constitute a valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms.

(n) **US Securities**. The Vendor understands that the Common Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or the securities laws of any state. In connection with the Transaction and the issuance of the Common Shares, the Vendor acknowledges, represents and warrants as follows:

(i) the Vendor was not offered the Common Shares while in the United States;

(ii) the Vendor was (or if the Vendor is not an individual, the individual or individuals that acted on behalf of the Vendor were) outside the United States when the decision to acquire the Common Shares was made;

(iii) neither this Agreement nor other document relating to the acquisition or purchase of the Common Shares was received by Vendor (or if the Vendor is not an individual, the individual or individuals that acted on behalf of the Vendor) in the United States, nor was this Agreement or any other document relating to the acquisition or purchase of the Common Shares executed or delivered by the Vendor in the United States; and

(iv) neither the structure of the transaction nor any transactions and activities contemplated in connection with the acquisition of the Common Shares comprise a scheme to avoid the registration requirements of the U.S. Securities Act,

and the Vendor hereby undertakes to execute and deliver all such further documentation as may be required to give effect to the matters contemplated herein.

(o) **Books and Records**: The Books and Records fairly and correctly set out and disclose in all material respects all material financial transactions of the Vendors relating to the Royalties, all of which are under the exclusive ownership and direct control of the Vendors (including all means of access thereto and therefrom) and the Vendors have original or true copies of all such Books and Records in its possession.

(p) **Material Contracts**: Schedule A contains a complete and accurate listing and description of, and specifically identifies, all Royalty Agreements, Permits and Contracts by which the Vendors are bound or under which the Vendors are entitled to any benefits pertaining to the Royalties and correct and complete copies of all Royalty Agreements, Permits and Contracts have been made available to the Purchaser.

(q) **Good Standing**: The Vendors are not in breach or default of any of the terms of the Royalty Agreements or Permit and the Vendor is not aware of any breach or default of the term of any Royalty Agreements or Permit by any other party thereto, to the knowledge of the Vendors the Royalty Agreements and each Permit is in good standing and in full force and effect and neither the Royalty Agreements or any Permit has been amended save as detailed in Schedule A. No state of facts exists, which, after notice or lapse of time or both, would constitute a default or breach of the Vendors under any Royalty Agreements or any Permit. The Vendor has not received any notice of any default, breach or termination of the Royalty Agreements nor Permit or of any fact or circumstance which will, or is likely to, result in such a default, breach or termination.

(r) **Government Approvals**: There is no Permit or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority, court, board or arbitrator that is required for the execution or delivery by the Vendors of this Agreement, or the completion or performance by the Vendors of the Transaction, or the validity or enforceability of this Agreement against the Vendor.

(s) **Full Disclosure**. The Vendor has disclosed to the Purchaser all facts relating to the Royalties which could be reasonably expected to be material to a Person intending to purchase the Royalties.

4. Representations and Warranties of the Purchaser

4.1 Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendors as follows and acknowledges that the Vendors are relying upon the following representations and warranties in connection with the sale of the **Royalty**, notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Vendors and that no information which is now known or should be known or which may hereafter become known to the Vendors, their employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Vendors:

(a) **Status**: The Purchaser is an incorporated and validly existing company under the Corporations Act, in good standing with respect to the filing of annual reports in the office of the Registrar, has never been struck from the register maintained by the Registrar or dissolved or liquidated, and has full power and capacity to enter into, carry out the Transaction, and duly observe and perform all its obligations contained in this Agreement.

(b) **Due Authorization**: The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement, and the completion of the Transaction, have been authorized by all necessary corporate action on the part of the Purchaser, and this Agreement has been duly executed and delivered by the

Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c) **Non-contravention**: Neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contained in this Agreement will result in a breach of or default under, or be contrary to, any of the provisions of the Charter Documents of the Purchaser or any Encumbrance, indenture, Contract, agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound.

(d) **Investment Canada**: The Purchaser is not a non-Canadian within the meaning of the *Investment Canada Act* (Canada).

(e) **GST Registration**: The Purchaser is a registrant for purposes of Part IX of the *Excise Tax Act* (Canada), and the Purchaser's registration number is 88352 0702 RP00001.

(f) **IPO**: The Initial Public Offering on Closing has the attributes disclosed in the Prospectus.

(g) **Reporting Issuer**: On Closing, the Purchaser shall be a reporting issuer under securities laws of British Columbia and Ontario and the Consideration Shares shall be validly issued as fully paid and non-assessable common shares in the capital of the Purchaser and exempt from escrow requirements and hold periods.

5. Pre-closing Matters

5.1 Operations until Closing

Except as otherwise provided in this Agreement or as otherwise agreed in writing by the Purchaser, each Vendor shall from the date of this Agreement up to the Closing:

(a) not allow his or its interest in the Royalties to become subject to any Encumbrance;

(b) not sell, lease, license, transfer or otherwise dispose of, or agree to sell, lease, license, transfer or otherwise dispose of, his or its interest in the Royalties;

(c) not, without the prior written consent of the Purchaser, amend or vary any Royalty Agreements or Permit, or obtain any additional Permit in connection with the Royalties except:

(i) renewals or replacements of any of the Permits on substantially the same terms and conditions; and

(ii) any additional Permits required so as to maintain the Royalties;

(d) use all reasonable efforts to ensure that his or its representations and warranties in this Agreement are true and correct at the Closing and that the conditions of the Purchaser in section 6.1 and the mutual conditions in section 6.3 are fulfilled at the Closing, and will inform the Purchaser promptly of any state of facts which will result in any of his or its representation or warranty being untrue or incorrect or in any condition of the Purchaser in section 6.1 or mutual condition in section 6.3 being unfulfilled at the Closing,

and Hunter shall provide to the Purchaser, its employees, representatives and agents, full access during normal business hours to its personnel and its facilities and properties relating to the Royalty and to the Books and Records and to all, or true copies of all, title documents, Royalties Agreements, Encumbrances, Permits, Contracts and other documents relating to the Royalties, and furnish them with all such information relating to the Royalties as the Purchaser from time to time reasonably requests; it being acknowledged and agreed by the each of the Vendors that no investigation made by the Purchaser or any of its employees, representatives or agents shall have the effect of waiving or diminishing the scope of, or otherwise affect the Purchaser's right to rely on, any representation or warranty made by each of the Vendors in this Agreement or in any document, instrument or agreement delivered pursuant to this Agreement.

5.2 Confidentiality

The Purchaser acknowledges that some of the information, materials and documentation received or observed by it pursuant to subsection 5.1 may be confidential. The Purchaser shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent the Purchaser from disclosing or making available to its accountants, professional advisers and bankers and other lenders, whether current or prospective, any such information, materials and documentation on a confidential basis for the purpose of carrying out the Transaction. This clause shall terminate on Closing.

5.3 Return of Information

If the purchase of the Royalties pursuant to this Agreement is not completed, the Purchaser shall return to Hunter, on behalf of the Vendors, all materials, documentation, data, records, drawings and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) referred to in subsection 5.1 in the possession of the Purchaser and maintain the confidentiality of all information or knowledge obtained from the Vendors, and not use any such information or knowledge for any purpose whatsoever.

5.4 Remedies

The Purchaser acknowledges and agrees that if any of the provisions contained in sections 5.2 and 5.3 are not performed in accordance with the terms set out therein, each of the Vendors will be entitled to an injunction to prevent any breach of such provisions and may specifically enforce such provisions in any action instituted in any court having jurisdiction. These specific remedies

are in addition to any other remedy to which each of the Vendors may be entitled at law or in equity.

5.5 Consents and Re issues

Each of the Vendors shall use all reasonable efforts to obtain, prior to the Closing Date:

(a) all consents, approvals, releases and waivers in form and substance satisfactory to the Purchaser, acting reasonably, necessary for the assignment of such Vendors' interests in the Royalty Agreements and the Permits to the Purchaser and the transfer of the Royalties to the Purchaser. Without limiting the generality of the foregoing, each of the Vendors agrees to execute a Royalty Assignment Agreement in respect of his or its interest in each Royalty and to use his or its best efforts to obtain an executed copy thereof from each respective Operator prior to and for delivery at Closing, provided that the failure of the Vendors to obtain such executed copy from any Operator shall not result in a breach or default under this Agreement and shall not be a condition of the Transaction;

(b) if applicable, the re-issue or novation of any Royalty Agreement or Permit in the name of the Purchaser, and each of the Vendors shall not, except as presently contemplated by the terms thereof, or except with the prior written consent of the Purchaser, agree to any amendment or variation to the terms of any Royalty Agreement or Permit in connection with, or as a condition of, such assignment or re-issue. The Purchaser shall give to each of the Vendors such information and copies of such documents relating to the Purchaser which each of the Vendors may reasonably request in order to obtain any consent or approval, or re-issue referred to above; and

(c) if applicable, the waiver of any third party's Pre-emptive Rights which are appropriate to seek to be waived in the circumstances of a sale of the respective Royalty.

5.6 Consent Not Received by Closing

If a consent or approval of a third party required to permit the transfer or assignment to the Purchaser of each Vendor's interest in any Royalty Agreement or Permit is not received on or before the Closing, and if, notwithstanding such non-receipt, each Vendor and the Purchaser proceed to complete the Transaction, the transfer or assignment of such interest in the Royalty Agreement and Permit in respect of which the required consent has not been received on or before the Closing will not be effective in each case until the applicable consent or approval has been received and such interest in the Royalty Agreement or Permit will be held by each Vendor following the Closing in trust for the benefit and exclusive use of the Purchaser. Each such Vendor shall continue to use all reasonable efforts to obtain the required consents and approvals and shall only make use of such Royalty Agreement and Permit in accordance with the directions of the Purchaser that do not conflict with the terms of such Royalty Agreement or Permit.

5.7 Purchaser's Covenant

The Purchaser shall:

(a) prior to the Closing Date:

(i) execute and deliver such assignment and assumption agreements and applications for consents in such form and content as may be reasonably required by the Vendors to obtain the consents, approvals, waivers, novations and re-issues, referred to in section 5.5; and

(ii) diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering prior to the Closing Date.

(b) execute a joint election made by each Vendor as transferor and by the Purchaser as transferee under subsection 85(1) of the Income Tax Act of Canada (the "**Act**") at such agreed amount as may be designated by such Vendor within the limits allowed thereunder (or such subsection of the Act, as may be mutually agreed upon by the both parties to this Agreement), respecting the transfer of the Royalty to the Purchaser by such Vendor, as such amount may be determined by such Vendor in conformity with the provisions of such subsection, or such other subsection of the Act, as may be agreed upon by both parties to this Agreement.

5.8 Vendor's Covenant

Each Vendor hereby covenants and agrees that:

(a) he or it shall promptly forward to the Purchaser, any notices he or it receives, to and after Closing, in respect to any Royalty or Royalty Agreement;

(b) in the event that any of the "Properties" as defined in any Royalty Agreement or the tenures in respect thereof are or become vested in the name of the Vendors or any Vendor, then such respective Royalty and interest in the respective Royalty Agreement shall not merge with such greater interest in such respective Property or Properties;

(c) he or it has all right, title and authority to disclose all information provided by he or it to the Purchaser in respect to the Royalties, the Royalty Agreements and the Properties, licences and tenures relative to the Royalty Agreements and upon Closing, such information shall become property of the Purchaser;

5.9 Covenant as to Validity of Royalty

In the event the validity of any Royalty is challenged or payments thereunder are refused or an interest in any Royalty is asserted by any third party then the Vendors agree, at the equally shared expense of the Vendors and the Purchaser, to cooperate and fully participate in such legal action as the Purchaser may consider reasonably necessary so as to confirm the validity and

enforceability of the Royalty, the Purchaser's title to the Royalty and the Purchaser's right to receive payments thereunder.

5.10 Barry Authority

So as to facilitate this Transaction, each Vendor does hereby irrevocably appoint Barry as his or its attorney for the purpose of doing all things and signing, on each of their respective parts, all documents requiring execution by each of them in respect to the Transaction including but not restricted to all Certificates, Assignments, Notices or collateral documents pertaining to this Agreement and specifically each Vendor confirms that Barry is authorized to sign receipts for Consideration Shares and the Royalty Assignment Agreements on behalf of each of them in their capacities as Assignor and Owner (as defined therein) respectively and is authorized to represent such Vendor at the Closing for purposes of all Closing matters, including extending such time periods and modifying or waiving any conditions herein so as to facilitate Closing.

6. Conditions of Closing

6.1 Conditions of the Purchaser

The obligation of the Purchaser to complete the Transaction is subject to the fulfilment of the following conditions:

(a) **Representations and Warranties**: The representations and warranties of each of the Vendors contained in this Agreement being true and correct on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (subject to subsection 5.1(c) if the Purchaser's consent required thereunder has been obtained);

(b) **Covenants**: All of the covenants and obligations of the Vendor to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c) **Certificate of Vendor**: There having been delivered to the Purchaser a certificate of each Vendor dated the Closing Date, in the case of a corporate Vendor executed by an authorized officer or director of the Vendor, certifying that the representations and warranties made by the respective Vendor in this Agreement are true and correct as at the Closing (subject to subsections 5.1(c) and that all covenants and obligations to be observed or performed by the respective Vendor on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed;

(d) **Releases**: There having been delivered to the Purchaser duly executed releases, in registrable form where applicable, of or evidence to the satisfaction of the Purchaser as to, the discharge of all Encumbrances against the Royalties; and

(e) **Satisfactory Due Diligence**: The Purchaser being satisfied with the results of its due diligence investigations with respect to the Royalties.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Purchaser may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the Purchaser will be released from all obligations under this Agreement, and the Vendors will also be so released unless the Vendors were reasonably capable of causing such condition or conditions to be fulfilled or unless the Vendors have breached any of its covenants or obligations in or under this Agreement. The foregoing conditions are for the benefit of the Purchaser only and accordingly the Purchaser will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.2 Conditions of the Each of the Vendors

The obligation of each of the Vendors to complete the Transaction is subject to the fulfilment of each of the following conditions:

(a) **Representations and Warranties**: The representations and warranties of the Purchaser contained in this Agreement being true on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing;

(b) **Covenants**: All of the covenants and obligations of the Purchaser to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c) **Certificate of Purchaser**: There having been delivered to the Vendors a certificate of the Purchaser dated the Closing Date, executed by an authorized officer or director of the Purchaser, certifying that the representations and warranties made by the Purchaser in this Agreement are true and correct as at the Closing and that the covenants and obligations to be observed or performed by the Purchaser on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed; and

(d) **Consideration Shares**: The Vendors' reasonable satisfaction that the Consideration Shares shall have those attributes as disclosed in the Prospectus.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Vendors may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the Vendor will be released from all obligations under this Agreement, and the Purchaser will also be so released unless the Purchaser was reasonably capable of causing such condition or conditions to be fulfilled or unless the Purchaser has breached any of its covenants or obligations in or under this Agreement. The foregoing conditions are for the benefit of the Vendors only and accordingly the Vendors will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and

also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.3 Mutual Conditions

The obligations of each of the Vendors and of the Purchaser to complete the Transaction are subject to fulfilment of the following conditions:

(a) **No Orders or Proceedings**: No injunction or restraining order or other decision, ruling or order of a court or administrative tribunal of competent jurisdiction being in effect which prohibits, restrains, limits or imposes conditions on, the Transaction and no action or proceeding having been instituted or remaining pending or having been threatened before any such court or administrative tribunal to restrain, prohibit, limit or impose conditions on the Transaction;

(b) **Obtain Consents**: The Vendors having obtained all consents, approvals, novations, reissues and waivers referred to in section 5.5 in each case in form and substance satisfactory to the Purchaser, acting reasonably, and the same having been delivered to the Purchaser;

(c) **Regulatory Approvals**: The receipt of the Regulatory Approvals; and

(d) **IPO Closing**: Completion of the Initial Public Offering.

In the event that any of the foregoing conditions is not performed or fulfilled at or before the Closing, either the Purchaser or the Vendors may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the party so terminating this Agreement will be released from all obligations under this Agreement, and the Vendors, if the Purchaser is the party terminating this Agreement, and the Purchaser, if the Vendors is the party terminating this Agreement, will also be so released unless the Vendors, or the Purchaser, as the case may be, was reasonably capable of causing such condition or conditions to be fulfilled or has breached any of its covenants or obligations in or under this Agreement.

7. Closing Transactions

7.1 Time and Place

The Closing shall take place in the offices of Fasken Martineau DuMoulin LLP at Vancouver, BC at 11:00 o'clock A.M. on the Closing Date; or at such other time and date, or both, as the Vendors and the Purchaser or their respective solicitors may agree upon.

7.2 Vendors' Closing Documents

At the Closing, each of the Vendors shall deliver the following to the Purchaser:

(a) all executed deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents, including Royalty Assignment Agreements, which are

necessary to assign, sell and transfer each Royalty as contemplated by this Agreement in such form and content as the Purchaser may require, acting reasonably;

(b) certified copies of resolutions of the directors of any corporate Vendor approving the completion of the Transaction and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by such Vendor pursuant to this Agreement in such form and content as the Purchaser may require, acting reasonably;

(c) if not previously delivered to the Purchaser, the original Books and Records and Royalty Agreements; and

(d) a certificate of each Vendor pursuant to section 6.1(c);

(e) a receipt for the Consideration Shares.

7.3 Purchaser's Closing Documents

At the Closing the Purchaser shall deliver the following to each of the Vendors:

(a) a share certificate representing the Consideration Shares;

(b) certified copies of resolutions of the directors of the Purchaser approving the Transaction and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement;

(c) an opinion of the Purchaser's solicitors substantially in the form set out in Schedule C; and

(d) a certificate of the Purchaser pursuant to section 6.2(c).

7.4 Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any party to the others pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

7.5 Transfer of Royalty

Subject to compliance with the terms and conditions of this Agreement and, subject to section 5.6, the transfer of the Royalties to the Purchaser shall be deemed to take effect as at the Closing.

8. Responsibility for Obligations and Liabilities

8.1 Assumption by Purchaser

On the Closing, the Purchaser shall assume and be commensurately responsible for the observance, performance and payment of all obligations and liabilities which are to be observed, performed or paid a royaltyholder, from and after the Effective Time, under the Royalty Agreements and the Purchaser shall indemnify and save each of the Vendors harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Vendors by reason of the failure of the Purchaser to perform or pay its commensurate share of any of the obligations and liabilities referred to in this section 8.1.

8.2 Each of the Vendor's Obligations and Liabilities

Each of the Vendors shall be responsible for the observance and performance of all obligations and payment of all liabilities relating to his or its interest in the Royalties other than those to be observed, performed or paid by the Purchaser as set out in this Agreement and each of the Vendors shall indemnify and save the Purchaser harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Purchaser by reason of any failure of such Vendor to perform or satisfy any of the obligations and liabilities for which such Vendor is responsible.

8.3 Payment of Taxes on Sale and Transfer

The Purchaser shall be responsible for and shall pay when due any excise taxes (goods and services taxes) and similar taxes (but not income taxes of the Vendors) and any registration fees payable in respect of the sale and transfer of the Royalties to the Purchaser.

9. Survival of Representations and Recourse

9.1 Survival

The representations, warranties, covenants and obligations of:

(a) each of the Vendors in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement; and

(b) the Purchaser in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement,

shall survive the Closing and shall continue in full force and effect for a period of three years from the Closing Date.

9.2 Limitation

(a) The Purchaser will be entitled to make a claim against a Vendor in respect of the breach of any warranty, representation, covenant or obligation of such Vendor in

or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i) written notice of any such claim is given by or on behalf of the Purchaser to such Vendor within three years from the Closing Date; and

(ii) the aggregate amount of all such claims exceeds $50,000 in respect of all Vendors;

provided that such Vendor's liability to the Purchaser shall be for the entire aggregate amount of such claim against such Vendor and not only for amounts in excess of the said aggregate amount.

(b) Each such Vendor will be entitled to make a claim against the Purchaser in respect of the breach of any warranty, representation, covenant or obligation of the Purchaser in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i) written notice of any such claim is given by or on behalf of the Vendor to the Purchaser within three years from the Closing Date;

(ii) the aggregate amount of all such claims exceeds $50,000;

provided that the Purchaser's liability to each of the Vendors shall be for the entire aggregate amount of such claim and not only for amounts in excess of the said aggregate amount.

9.3 Defence of Third Party Claims

In the event of a claim (an "**Indemnity Claim**") being made by a third party against a party (the "**Indemnified Party**") in respect of which, subject to section 9.2 another party (the "**Indemnifier**") is or may be obligated under or arising out of this Agreement to indemnify, pay damages to or otherwise compensate the Indemnified Party, the following provisions shall apply.

The Indemnified Party shall promptly give written notice to the Indemnifier of any Indemnity Claim in respect of which the Indemnified Party intends to claim for indemnification against the Indemnifier. Such notice shall specify with reasonable particularity (to the extent that the information is available) the nature of the Indemnity Claim. The Indemnifier shall, at its own expense, assume control of the negotiation, settlement and defence of such Indemnity Claim. The Indemnified Party shall co-operate with the Indemnifier in respect of such Indemnity Claim and the Indemnifier shall reimburse the Indemnified Party for all the Indemnified Party's reasonable expenses as a result of the Indemnifier's assumption of such Indemnity Claim and arising from the Indemnified Party's co-operation.

The Indemnified Party will have the right to participate in the negotiation, settlement and defence of such Indemnity Claim at its own expense and will have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifier and the Indemnified Party shall be retained by the Indemnifier. If

the Indemnifier fails to defend any Indemnity Claim within a reasonable time, the Indemnified Party will be entitled to assume control of the Indemnity Claim at the expense of the Indemnifier and the Indemnifier will be bound by the results obtained by the Indemnified Party with respect to such Indemnity Claim.

The following provisions shall also apply with respect to Indemnity Claims:

(a) In the event that any Indemnity Claim is of a nature such that the Indemnified Party is legally bound or required by applicable law to make a payment to any person (a "**Third Party**") with respect to such Indemnity Claim before the completion of settlement negotiations or related legal proceedings, including, without limitation, the posting of any security to stay any process of execution or judgment, the Indemnifier shall be obligated to make such payment or post security therefore on behalf of the Indemnified Party. If the Indemnifier fails to do so, the Indemnified Party may make such payment or post security therefore and the Indemnifier shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment or cause the security to be replaced and released. If the amount of any liability of the Indemnified Party under the Indemnity Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifier to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifier.

(b) Except in the circumstance contemplated by subsection 9.3(a) above, and unless the Indemnifier fails to assume control of the negotiation, settlement and defence of any Indemnity Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Indemnity Claim except with the prior written consent of the Indemnifier (which consent shall not be unreasonably withheld).

(c) The Indemnified Party shall not permit any right of appeal in respect of any Indemnity Claim to terminate without giving the Indemnifier notice thereof and an opportunity to contest such Indemnity Claim.

(d) The Indemnified Party and the Indemnifier shall co-operate fully with each other with respect to Indemnity Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Indemnity Claim with his or her counterpart and with counsel at all reasonable times.

(e) Notwithstanding the above provisions of this section 9.3, the Indemnifier shall not settle any Indemnity Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party.

(f) The provisions of this section 9.3 are intended to set out the procedures to be followed with respect to an Indemnity Claim and, provided the Indemnified Party follows such procedures in all material respects, nothing contained in this section 9.3 will derogate from the Indemnifier's obligations to indemnify the Indemnified Party.

10. Acknowledgements

The parties acknowledge and agree that:

(a) any advance royalty payment paid under a Royalty Agreement, in the event that it is unclear whether such payment is attributable to the Gross Overriding Royalty (the "**GORR**") of which the respective Royalty is a part or to another royalty on the same property (the "**Other Royalty**") shall be deemed allocated equally between the GORR and the Other Royalty;

(b) in the event any owner or operator of a property which is subject to the Royalty Agreement has abandoned or in the future does abandon his interest in such property or such interest lapses or reverts to the Crown then:

(i) such abandonment, lapse or reversion shall not constitute a breach of this Agreement; and

(ii) the Vendors or any of them shall be free to acquire an interest in such property or any part thereof (provided such Vendors or Vendor is not acting in concert with such owner or operator) and, if they do so, then the Royalty shall not apply thereto;

(c) in the event that any Royalty Agreement provides (whether in an "**Area of Interest**" clause or otherwise) that the royalty, of which the Royalty forms a part, extends over any additional interest in property which is subsequently acquired by a party to such Royalty Agreement, then the Royalty shall apply to such additional interest in property; and

(d) any payment under any Pre-emptive Right, which is paid as the purchase price for the purchase of an interest in a royalty or royalties which respectively is or includes the GORR, shall be deemed paid solely for the interest in the GORR, shall be shared equally between the Purchaser and the Vendor and the interest in the GORR thereby sold shall be contributed equally by the Purchaser and the Vendor.

11. Miscellaneous

11.1 Legal and Other Fees and Expenses

Unless otherwise specifically provided herein, the parties will pay their respective legal, accounting and other professional fees and expenses incurred by each of them in connection with

the negotiation and settlement of this Agreement, the completion of the Transaction and other matters pertaining hereto.

11.2 Notices

All notices, requests, demands or other communications required or permitted to be given by any party to another pursuant to this Agreement shall be given in writing and delivered by personal service, pre-paid registered mail or facsimile, addressed as follows:

To the Vendors:

Hunter Exploration Group
Suite 1440
625 Howe Street
Vancouver, BC V6C 2T6

Attention: Lawrence Barry

Facsimile: (604) 331-2266

with a copy to:

DuMoulin Black
10th Floor – 295 Howe Street
Vancouver, BC V6C 2T5

Attention: Corey Dean

Facsimile: (604) 687-8772

To the Purchaser:

International Royalty Corporation
10 Inverness Drive East
Suite 104
Denver, Colorado 80112
U.S.A.

Attention: Doug Silver

Facsimile: (303) 799-9017

and

Attention: George Young

Facsimile: (303) 799-9017

With a copy to:

Fasken Martineau DuMoulin LLP
4200 – 66 Wellington St. W.
Toronto, Ontario M5K 1N6

Attention: Michael Bourassa

Facsimile: (416) 364-7813

subject to any notice of change of address or fax number given in accordance herewith. Any notice shall be deemed to have been given and received:

(a) if personally delivered, then on the day of personal service to the recipient party, provided that if such date is a day other than a Business Day such notice shall be deemed to have been given and received on the first Business Day following the date of personal service;

(b) if by pre-paid registered mail, then the first Business Day, after the expiration of five (5) days following the date of mailing; or

(c) if sent by facsimile transmission and successfully transmitted prior to noon on a Business Day of the recipient party, then on that Business Day, and if successfully transmitted after noon on a Business Day of a recipient party then on the first Business Day following the date of transmission.

11.3 Further Assurances

Each of the parties shall execute and deliver such further documents and do such further acts and things as may be reasonably required from time to time, either before, on or after the Closing Date, to carry out the full intent and meaning of this Agreement and to assure to the Purchaser good and valid title to the Royalties, free and clear of all Encumbrances save the Pre-emptive Rights.

11.4 Time of the Essence

Time shall be of the essence of this Agreement.

11.5 Brokers' Fees

Each of the parties acknowledges and agrees that it is not aware of any current or possible future claim for brokerage, agency, finder's fee or commission in connection with the transactions contemplated by this Agreement and that if any such claim should arise through, or under, or by virtue of any action taken by, any party, such party shall indemnify and hold harmless the others in respect thereof.

11.6 Entire Agreement

This Agreement constitutes the entire agreement between each of the Vendors and the Purchaser pertaining to the Transaction and supersedes all prior agreements, undertakings, negotiations and

discussions, whether oral or written, of the Vendors and the Purchaser, including the letter agreement between the parties dated November 24, 2004, and there are no warranties, representations, covenants, obligations or agreements between each of the Vendors (or any Affiliate thereof) and the Purchaser except as set forth in this Agreement.

11.7 Confidentiality, Public Disclosure

(a) This Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by applicable Law and then upon notice by the disclosing party to the other party) without the prior written approval of the other party.

(b) The content of any public disclosure or press release respecting this Agreement or the Transaction shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this section 11.7 is subject always to all disclosure obligations of the Purchaser under applicable securities laws.

11.8 Assignment

Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by any party hereto without the written consent of the other parties first obtained, such consent not to be unreasonably withheld. Each of the Vendors hereby confirms his or its consent to the transfer of this Agreement by the Purchaser to an Affiliate of the Purchaser so long as the Purchaser remains fully obligated to such Vendor under the terms of this Agreement notwithstanding such transfer and complies with all terms of the Royalty Agreement in respect of such transfer and assignment.

11.9 Invalidity

Each of the provisions contained in this Agreement is distinct and severable and a determination of illegality, invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof, unless as a result of such determination this Agreement would fail in its essential purposes.

11.10 Waiver and Amendment

Except as expressly provided in this Agreement, no amendment or waiver of it will be binding unless made in writing by the party to be bound by such amendment or waiver. No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any other part of the provision or any other provision of this Agreement nor a continuing waiver unless otherwise expressly provided.

11.11 Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of subsections 5.2, 5.3, 5.4, 5.8(c), 11.1, 11.5 and 11.7 shall survive such termination and remain in full force and effect.

11.12 Counterparts

This Agreement may be signed in counterparts and by facsimile counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

11.13 Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assignee.

12. Several Obligations

Notwithstanding any other provisions of this Agreement, the rights and obligations of the Vendors under this Agreement, including, without limitation, the representations and warranties of the Vendors, the responsibilities for performance of obligations, rights and indemnities of the Vendors, are several (as distinguished from joint) obligations of each of the Vendors.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

Address for delivery of Consideration Share Certificate	
1383 Kilmer Rd.	
N. Vancouver BC.	[signature]
V7K 1R3	524520 BC LTD.

Address for delivery of Consideration Share Certificate	
1440 - 625 Howe St	[signature]
Vancouver BC	349962 BC LTD.
V6C 2T6	

Address for delivery of Consideration Share Certificate

SUITE 1440 - 625 HOWE ST

VANCOUVER B.C.

V6C 2T6

ADAM VARY BY HIS LAWFULL POWER OF ATTORNEY

ADAM VARY

International Royalty Corporation
by its authorized signatory:

SCHEDULE A

Royalty Agreements

1. December 31, 2002 letter agreement (the "**Strongbow Agreement**") between Stornoway Ventures Ltd. ("**Stornoway**"), Northern Empire Minerals Ltd. ("**NEML**"), Strongbow Resources Ltd. and Hunter Exploration Group ("**Hunter**"), wherein a 2% NSR and 2% GORR in favour of Hunter is acknowledged.

2. December 31, 2002 letter agreement (the "**Navigator Agreement**") between Stornoway, NEML, Navigator Exploration Company and NDT Ventures Ltd. ("**NDT**") and Hunter, wherein a 2% NSR and 2% GORR in favour of Hunter is acknowledged.

3. August 2, 2002 letter agreement between NEML, Stornoway and Hunter wherein a 2% GORR in favour of Hunter is agreed to.

SCHEDULE B

Pre-emptive Rights

1. The right of Strongbow under the penultimate paragraph of p. 2 of the Strongbow Agreement to purchase, from Hunter for $3,000,000, 50% of Hunter's 2% GORR relating to the property encompassed by the Strongbow Agreement.

2. The right of Navigator and NDT under the last paragraph of p. 2 of the Navigator Agreement to purchase, from Hunter for $3,000,000, 50% of Hunter's 2% GORR relating to the property encompassed by the Navigator Agreement.

SCHEDULE C

Purchaser's Solicitor's Opinion

SCHEDULE D

Royalty Assignment Agreement

Attached

AVIAT 1

Royalty Purchase Agreement

THIS AGREEMENT is made as of February 22, 2005.

BETWEEN:

Stuart Angus
Henry Awmack
Bernice Kosiur
Donald McInnes
Catherine McLeod-Seltzer
Peter Robson
Graham Scott
Kelly Taylor
John S. Brock Limited
Lawrence Barry ("Barry")
John Robins
Adam Vary
344967 BC Ltd. ("344967")
524520 BC Ltd. ("524520")

(collectively the "**Vendors**" and individually a "**Vendor**");

AND

International Royalty Corporation

(the "**Purchaser**").

WHEREAS:

A. The Vendors own the Royalty;

B. Each of the Vendors wishes to sell, and the Purchaser wishes to purchase, the Royalty on the terms and conditions set forth in this Agreement; and

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants, agreements, representations and warranties set out below, the parties covenant and agree as follows:

1. Interpretation

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith or unless otherwise specifically provided:

(a) "**Affiliate**" with respect to a corporation means another corporation which is affiliated with the first mentioned corporation within the meaning thereof in the Corporations Act;

(b) "**Agreement**" means this Agreement, including its recitals and schedules, as amended and supplemented;

(c) "**Barry**" means Lawrence Barry;

(d) "**Books and Records**" means all files, ledgers and correspondence, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial statements, financial working papers and all other records and documents of any nature or kind whatsoever, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not (and all software, passwords and other information and means of or for access thereto), belonging to the Vendors and relating to the Royalty;

(e) "**Business Day**" means any day other than a Saturday, Sunday or any statutory holiday in British Columbia or Ontario;

(f) "**Charter Documents**" means articles, articles of incorporation, notice of articles, memorandum, bylaws or any similar constating document of a corporate entity;

(g) "**Closing**" means the completion of the Transaction in accordance with Article 7;

(h) "**Closing Date**" means February 22, 2005, or such other date as may be agreed upon in writing by the Vendors and the Purchaser or by their respective solicitors;

(i) "**Common Shares**" means fully paid and non-assessable free trading voting common shares of the Purchaser to be issued and qualified pursuant to the Initial Public Offering;

(j) "**Consideration Shares**" is defined in section 2.3(b);

(k) "**Contracts**" means all contracts, agreements, instruments, leases, indentures, engagements, transactions and commitments, whether written or oral;

(l) "**Corporations Act**" means the respective federal or provincial law under which a respective party is incorporated;

(m) "**Effective Time**" means 12:01 a.m. on the Closing Date;

(n) "**Encumbrance**" means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(i) a mortgage, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(ii) a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(iii) an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(iv) any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(v) any agreement to create, or right capable of becoming, any of the foregoing;

(o) "**Governmental Authority**" means any federal, provincial, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing;

(p) "**Hunter**" means collectively, Lawrence Barry, John Robins, Adam Vary, 344967 and 524520;

(q) "**Indemnified Party**" has the meaning given to it in section 9.3;

(r) "**Indemnifier**" has the meaning given to it in section 9.3;

(s) "**Indemnity Claim**" has the meaning given to it in section 9.3;

(t) "**Initial Public Offering**" means the initial public offering of the Common Shares in the Qualifying Jurisdictions to which the Prospectus refers;

(u) "**Law**" means any statute, regulation, bylaw, order, ruling, decision, arbitration award, judgment, decree or law;

(v) "**Operator**" means the current owner of or holder of the mining rights to the property to which the Royalty is related;

(w) "**Permits**" means all permits, licences, certificates, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with any Governmental Authority which are material to the Royalty;

(x) **"Person"** means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

(y) **"Pre-Emptive Rights"** means those rights which limit, potentially terminate or amend or otherwise affect the Royalty as set out in Schedule B;

(z) **"Prime Rate"** means the floating annual rate of interest established and recorded as such from time to time by the Bank of Montreal as a reference rate then in effect for determining the interest rate it shall charge on Canadian dollar commercial loans in Canada;

(aa) **"Proceeding"** means any action, claim, demand, lawsuit, assessment, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

(bb) **"Prospectus"** means the final Prospectus of the Purchaser pertaining to the Initial Public Offering, dated February 3, 2005;

(cc) **"Purchase Price"** means the purchase price for the Royalty, as set out in section 2.2;

(dd) **"Purchaser"** means International Royalty Corporation or its permitted assignee;

(ee) **"Qualifying Jurisdictions"** means all the Provinces of Canada and such other jurisdictions as determined by the Purchaser and its underwriters;

(ff) **"Registrar"** means the governmental official designated as such or having a role as such pursuant to the Corporations Act;

(gg) **"Regulatory Approvals"** means such regulatory approvals and acceptances, including such approvals from the Toronto Stock Exchange and securities regulatory authorities in the Qualifying Jurisdictions as may be necessary for the IPO and the Transaction;

(hh) **"Royalty"** means all rights, title and interest of the Vendor in a 1% Gross Overriding Royalty being part of the 2% Gross Overriding Royalty conferred by the Royalty Agreement and a commensurate interest in the Royalty Agreement entitling the holder to all rights thereunder as a royaltyholder;

(ii) **"Royalty Agreement"** means those agreements detailed in Schedule A;

(jj) **"Royalty Assignment Agreement"** means an agreement in the form attached as Schedule D;

(kk) **"Third Party"** has the meaning given to it in section 9.3(a);

(ll) **"Transaction"** means the transaction of purchase and sale contemplated by this Agreement;

(mm) **"Vendor"** and **"Vendors"** have the meanings given on page 1;

(nn) **"344967"** has the meaning given on page 1; and

(oo) **"524520"** has the meaning given on page 1.

1.2 Gender, Number and Other Terms

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, "or" is not exclusive and "including" is not limiting, whether or not non-limiting language (such as "without limitation") is used with reference thereto.

1.3 Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Statutes

Unless otherwise stated, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant to it, with all amendments thereto and in force from time to time, and to any statute or regulations that may be passed which supplement or supersede such statute or such regulations.

1.5 No Contra Preferentum

The language in all parts of this Agreement shall in all cases be construed as a whole and neither strictly for nor strictly against any of the parties to this Agreement.

1.6 Currency

Except where otherwise expressly provided, all monetary amounts in this Agreement are stated and shall be paid in Canadian currency.

1.7 Governing Law and Attornment

This Agreement shall be governed by and construed in accordance with the law of British Columbia and the law of Canada applicable therein and all disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, both at law and equity, arising out of, or in any way connected with, this Agreement will be referred to the courts of British Columbia and each of the parties hereby attorns to the jurisdiction of the courts of British Columbia.

1.8 Schedules

The following are the Schedules which are attached to and form part of this Agreement:

Schedule A – Royalty Agreement
Schedule B – Pre-emptive Rights
Schedule C – Purchaser's Solicitor's Opinion
Schedule D – Royalty Assignment Agreement

1.9 Cross-References

Unless otherwise stated, a reference in this Agreement to a designated article, section, subsection, paragraph or other subdivision or to a schedule is to the designated article, section, subsection, paragraph or other subdivision of, or schedule to, this Agreement.

1.10 References to Whole Agreement

Unless otherwise stated, the words "herein", "hereof", "hereby" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular article, section, subsection, paragraph or other subdivision or schedule.

2. Purchase of Royalty

2.1 Purchase and Sale

Based on the representations and warranties contained in this Agreement, each of the Vendors agree to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from each of the Vendors, the Royalty, effective as of and from the Effective Time, free and clear of all Encumbrances, for the Purchase Price and in accordance with and subject to the terms and conditions set forth in this Agreement.

2.2 Purchase Price

The Purchase Price is $1,800,000.

2.3 Payment of Purchase Price

The Purchase Price shall be paid by the Purchaser on Closing by issuance to the Vendors of 418,605 Common Shares (the "**Consideration Shares**") issued as follows:

Peter Robson	17,037
Henry Awmack	17,037
John S. Brock Limited	17,037
Catherine McLeod-Seltzer	8,519

Donald McInnes	17,037
Graham Scott	17,037
Kelly Taylor	17,037
Bernice Kosiur	17,037
Stuart Angus	17,037
John Robins	21,495
344967 BC Ltd.	69,768
Lawrence Barry	21,495
524520 BC Ltd.	69,769
Adam Vary	91,263
TOTAL	418,605

2.4 Non-Vendors

It is acknowledged by the Vendors that Hunter owns in excess of a 50% interest in the 2% Gross Overriding Royalty of which the Royalty is a part and that this Agreement contemplates that each Vendor shall contribute to the Royalty in proportion to their respective interest in such 2% Gross Overriding Royalty and accordingly, in the event any Vendor (a "**Non-Vendor**") does not execute this Agreement, then:

(a) this Agreement shall be effective only as regards those Vendors who execute this Agreement;

(b) the interest in the portion of the Royalty not sold by the Non-Vendors shall be additionally contributed by Adam Vary, 344967 and 524520, each as to one-third;

(c) the number of Consideration Shares allocated to any Non-Vendor under section 2.3 shall be:

(i) divided by 3 and such number of Consideration Shares added to the number currently allocated to each of Adam Vary, 344967 and 542520; and

(ii) reduced to zero,

with the result that such Non-Vendors shall receive no Consideration Shares and 1/3 of the Consideration Shares allocated in this Agreement to the Non-Vendors shall be allocated to each of 344967, 524520 and Adam Vary.

The Vendors further acknowledge and agree that the Royalty Assignment Agreement may be subject to modification by way of the deletion of any Non-Vendor as an "Assignor" party.

2.5 Risk of Loss and Damage Prior to Closing

Risk of loss of the Royalty shall pass to the Purchaser at the Closing, and each of the Vendors shall bear all risk of loss or impairment of the Royalty until the Closing and the Purchaser shall bear all such risk of loss after the Closing.

3. Representations and Warranties of the Vendors

3.1 Representations and Warranties of the Vendors

Each Vendor individually represents and warrants to the Purchaser in respect of himself, herself or itself and in respect of his, her or its interest in the Royalty as follows and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the Transaction notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser, its employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Purchaser:

(a) **Status:** In the case of a corporate Vendor, the Vendor is a duly incorporated and validly existing company under the Corporation Act, is in good standing with respect to the filing of annual reports in the office of the Registrar, has never been struck from the register maintained by the Registrar or dissolved or liquidated and has full power and capacity to own the Royalty and to enter into, carry out the Transaction and duly observe and perform all its obligations contained in this Agreement.

(b) **Due Authorization:** The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Vendor pursuant to this Agreement, and in the case of a corporate Vendor, the completion of the Transaction has been duly authorized by all necessary corporate action on the part of the Vendor, and this Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c) **Ownership:** The Vendor is the beneficial owner of, and has good and marketable title to his, her or its interest in the Royalty free and clear of all Encumbrances.

(d) **Rights to Royalty:** The Vendor has the exclusive right to own his, her or its interest in the Royalty subject to the Pre-emptive Rights.

(e) **No Rights to Royalty**: Other than the Pre-emptive Rights, there is no agreement, Contract, option, commitment or other right in favour of, or held by, any Person other than the Purchaser to acquire his, her or its interest in the Royalty or any portion thereof.

(f) **Royalty Assignable**: Subject to the Pre-emptive Rights, his, her or its interest in the Royalty is freely assignable to the Purchaser.

(g) **Residency**: The Vendor is not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada).

(h) **Adverse Proceedings**: To the knowledge of the Vendor, there are no current, pending or threatened Proceedings of, by, against, or relating to, the Vendor or his, her or its interest in the Royalty, Permit or Royalty Agreement. The Vendor is not aware of any basis for any other Proceeding which, if pursued, would have a significant likelihood of having a material adverse effect on his, her or its interest in the Royalty.

(i) **No Seizure**: There is no appropriation, expropriation or seizure of his, her or its interest in the Royalty that is pending or, to the knowledge of the Vendor, has been threatened.

(j) **No Adverse Implications**: Other than pursuant to a Pre-emptive Right, neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contemplated by or contained in this Agreement will:

(i) give any Person the right to terminate, cancel or amend any contractual or other right of the Vendor where such termination, cancellation or removal would have an adverse effect on the Royalty;

(ii) result in the creation of any Encumbrance on the Royalty or in a breach of or a default under any agreement giving a third party security against the Royalty or in the crystallization of any floating charge on the Royalty, where any of such events could have an adverse effect on the Royalty;

(iii) result in a breach or contravention of or default under any provision of any Permit, Royalty Agreement or Law to which the Vendor is a party or by or to which the Vendor or the Royalty is bound or is subject, which could have an adverse effect on the Royalty or which could impair the legality or enforceability of this Agreement or the Transaction, or require the consent of any Person;

(iv) in the case of a corporate Vendor, be contrary to any of the provisions of the Charter Documents of the Vendor; or

(v) result in any fees, duties, taxes, assessments or other amounts relating to any Royalty becoming due or payable, other than any tax imposed

pursuant to Part IX of the Excise Tax Act (Canada) payable by the Purchaser in connection with the Transaction.

(k) **No Adverse Knowledge**: Except as disclosed in this Agreement, the Vendor has no information or knowledge of any fact relating to the Royalty, the Royalty Agreement, any Permit, the counter-party to the Royalty Agreement, or the Transaction which might reasonably be expected to materially and adversely affect the Royalty.

(l) **Material Facts**. This Agreement does not contain any untrue statement by the Vendor of a material fact nor has the Vendor omitted to state in this Agreement a material fact necessary in order to make the statements contained herein not misleading.

(m) **Enforceability**. This Agreement has been and each document to be delivered on Closing to which the Vendor is a party will on Closing be duly executed and delivered by the Vendor and this Agreement and each such Closing document to which the Vendor is a party will on Closing constitute a valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms.

(n) **US Securities**. The Vendor understands that the Common Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or the securities laws of any state. In connection with the Transaction and the issuance of the Common Shares, the Vendor acknowledges, represents and warrants as follows:

(i) the Vendor was not offered the Common Shares while in the United States;

(ii) the Vendor was (or if the Vendor is not an individual, the individual or individuals that acted on behalf of the Vendor were) outside the United States when the decision to acquire the Common Shares was made;

(iii) neither this Agreement nor other document relating to the acquisition or purchase of the Common Shares was received by Vendor (or if the Vendor is not an individual, the individual or individuals that acted on behalf of the Vendor) in the United States, nor was this Agreement or any other document relating to the acquisition or purchase of the Common Shares executed or delivered by the Vendor in the United States; and

(iv) neither the structure of the transaction nor any transactions and activities contemplated in connection with the acquisition of the Common Shares comprise a scheme to avoid the registration requirements of the U.S. Securities Act,

and the Vendor hereby undertakes to execute and deliver all such further documentation as may be required to give effect to the matters contemplated herein.

3.2 Representations and Warranties of Hunter

Hunter represents and warrants to the Purchaser as follows in respect of the Royalty and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the Transaction notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser, its employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Purchaser:

(a) **Books and Records**: The Books and Records fairly and correctly set out and disclose in all material respects all material financial transactions of Hunter, on behalf of the Vendors, relating to the Royalty, all of which are under the exclusive ownership and direct control of the Vendors (including all means of access thereto and therefrom) and Hunter, on behalf of the Vendors, have original or true copies of all such Books and Records in its possession.

(b) **Material Contracts**: Schedule A contains a complete and accurate listing and description of, and specifically identifies, all Royalty Agreements, Permits and Contracts by which Hunter, on behalf of the Vendors, are bound or under which Hunter, on behalf of the Vendors, are entitled to any benefits pertaining to the Royalty and correct and complete copies of all Royalty Agreements, Permits and Contracts have been made available to the Purchaser.

(c) **Good Standing**: Hunter, on behalf of the Vendors, is not in breach or default of any of the terms of the Royalty Agreement or Permit and the Vendor is not aware of any breach or default of the term of any Royalty Agreement or Permit by any other party thereto, to the knowledge of Hunter, on behalf of the Vendors, the Royalty Agreement and each Permit is in good standing and in full force and effect and neither the Royalty Agreement or any Permit has been amended save as detailed in Schedule A. No state of facts exists, which, after notice or lapse of time or both, would constitute a default or breach of Hunter, on behalf of the Vendors, under any Royalty Agreement or any Permit. Hunter, on behalf of the Vendors, has not received any notice of any default, breach or termination of the Royalty Agreement nor Permit or of any fact or circumstance which will, or is likely to, result in such a default, breach or termination.

(d) **Government Approvals**: There is no Permit or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority, court, board or arbitrator that is required for the execution or delivery by the Vendors of this Agreement, or the completion or performance by Hunter, on behalf of the Vendors of the Transaction, or the validity or enforceability of this Agreement against Hunter, on behalf of the Vendors.

(e) **Full Disclosure**. Hunter, on behalf of the Vendors, has disclosed to the Purchaser all facts relating to the Royalty which could be reasonably expected to be material to a Person intending to purchase the Royalty.

(f) **Pre-emptive Right**. Stornoway has waived its Pre-emptive Right in respect to this Transaction.

4. Representations and Warranties of the Purchaser

4.1 Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendors as follows and acknowledges that the Vendors are relying upon the following representations and warranties in connection with the sale of the **Royalty**, notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Vendors and that no information which is now known or should be known or which may hereafter become known to the Vendors, their employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Vendors:

(a) **Status**: The Purchaser is an incorporated and validly existing company under the Corporations Act, in good standing with respect to the filing of annual reports in the office of the Registrar, has never been struck from the register maintained by the Registrar or dissolved or liquidated, and has full power and capacity to enter into, carry out the Transaction, and duly observe and perform all its obligations contained in this Agreement.

(b) **Due Authorization**: The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement, and the completion of the Transaction, have been authorized by all necessary corporate action on the part of the Purchaser, and this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c) **Non-contravention**: Neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contained in this Agreement will result in a breach of or default under, or be contrary to, any of the provisions of the Charter Documents of the Purchaser or any Encumbrance, indenture, Contract, agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound.

(d) **Investment Canada**: The Purchaser is not a non-Canadian within the meaning of the *Investment Canada Act* (Canada).

(e) **GST Registration**: The Purchaser is a registrant for purposes of Part IX of the *Excise Tax Act* (Canada), and the Purchaser's registration number is 88352 0702 RP00001.

(f) **IPO**: The Initial Public Offering on Closing has the attributes disclosed in the Prospectus.

(g) **Reporting Issuer**: On Closing, the Purchaser shall be a reporting issuer under applicable securities laws and policies and the Consideration Shares shall be validly issued as fully paid and non-assessable common shares in the capital of the Purchaser and exempt from escrow requirements and hold periods.

5. Pre-closing Matters

5.1 Operations until Closing

Except as otherwise provided in this Agreement or as otherwise agreed in writing by the Purchaser, each Vendor shall from the date of this Agreement up to the Closing:

(a) not allow his, her or its interest in the Royalty to become subject to any Encumbrance;

(b) not sell, lease, license, transfer or otherwise dispose of, or agree to sell, lease, license, transfer or otherwise dispose of, his, her or its interest in the Royalty;

(c) not, without the prior written consent of the Purchaser, amend or vary any Royalty Agreement or Permit, or obtain any additional Permit in connection with the Royalty except:

(i) renewals or replacements of any of the Permits on substantially the same terms and conditions; and

(ii) any additional Permits required so as to maintain the Royalty;

(d) use all reasonable efforts to ensure that his, her or its representations and warranties in this Agreement are true and correct at the Closing and that the conditions of the Purchaser in section 6.1 and the mutual conditions in section 6.3 are fulfilled at the Closing, and will inform the Purchaser promptly of any state of facts which will result in any of his, her or its representation or warranty being untrue or incorrect or in any condition of the Purchaser in section 6.1 or mutual condition in section 6.3 being unfulfilled at the Closing,

and Hunter shall provide to the Purchaser, its employees, representatives and agents, full access during normal business hours to its personnel and its facilities and properties relating to the Royalty and to the Books and Records and to all, or true copies of all, title documents, Royalty Agreements, Encumbrances, Permits, Contracts and other documents relating to the Royalty, and furnish them with all such information relating to the Royalty as the Purchaser from time to time reasonably requests; it being acknowledged and agreed by the each of the Vendors that no

investigation made by the Purchaser or any of its employees, representatives or agents shall have the effect of waiving or diminishing the scope of, or otherwise affect the Purchaser's right to rely on, any representation or warranty made by each of the Vendors in this Agreement or in any document, instrument or agreement delivered pursuant to this Agreement.

5.2 Confidentiality

The Purchaser acknowledges that some of the information, materials and documentation received or observed by it pursuant to subsection 5.1 may be confidential. The Purchaser shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent the Purchaser from disclosing or making available to its accountants, professional advisers and bankers and other lenders, whether current or prospective, any such information, materials and documentation on a confidential basis for the purpose of carrying out the Transaction. This clause shall terminate on Closing.

5.3 Return of Information

If the purchase of the Royalty pursuant to this Agreement is not completed, the Purchaser shall return to Hunter, on behalf of the Vendors, all materials, documentation, data, records, drawings and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) referred to in subsection 5.1 in the possession of the Purchaser and maintain the confidentiality of all information or knowledge obtained from the Vendors, and not use any such information or knowledge for any purpose whatsoever.

5.4 Remedies

The Purchaser acknowledges and agrees that if any of the provisions contained in sections 5.2 and 5.3 are not performed in accordance with the terms set out therein, each of the Vendors will be entitled to an injunction to prevent any breach of such provisions and may specifically enforce such provisions in any action instituted in any court having jurisdiction. These specific remedies are in addition to any other remedy to which each of the Vendors may be entitled at law or in equity.

5.5 Consents and Re issues

Each of the Vendors shall use all reasonable efforts to obtain, prior to the Closing Date:

(a) all consents, approvals, releases and waivers in form and substance satisfactory to the Purchaser, acting reasonably, necessary for the assignment of such Vendors' interests in the Royalty Agreements and the Permits to the Purchaser and the transfer of the Royalty to the Purchaser. Without limiting the generality of the foregoing, each of the Vendors agrees to execute a Royalty Assignment Agreement in respect of his, her or its interest in the Royalty and to use his, her or its best efforts to obtain an executed copy thereof from each respective Operator prior to and for delivery at Closing, provided that the failure of the Vendors to obtain such executed copy from any Operator shall not result in a breach or default under this Agreement and shall not be a condition of the Transaction;

(b) if applicable, the re-issue or novation of any Royalty Agreement or Permit in the name of the Purchaser, and each of the Vendors shall not, except as presently contemplated by the terms thereof, or except with the prior written consent of the Purchaser, agree to any amendment or variation to the terms of any Royalty Agreement or Permit in connection with, or as a condition of, such assignment or re-issue. The Purchaser shall give to each of the Vendors such information and copies of such documents relating to the Purchaser which each of the Vendors may reasonably request in order to obtain any consent or approval, or re-issue referred to above; and

(c) if applicable, the waiver of any third party's Pre-emptive Rights which are appropriate to seek to be waived in the circumstances of a sale of the respective Royalty.

5.6 Consent Not Received by Closing

If a consent or approval of a third party required to permit the transfer or assignment to the Purchaser of each Vendor's interest in any Royalty Agreement or Permit is not received on or before the Closing, and if, notwithstanding such non-receipt, each Vendor and the Purchaser proceed to complete the Transaction, the transfer or assignment of such interest in the Royalty Agreement and Permit in respect of which the required consent has not been received on or before the Closing will not be effective in each case until the applicable consent or approval has been received and such interest in the Royalty Agreement or Permit will be held by each Vendor following the Closing in trust for the benefit and exclusive use of the Purchaser. Each such Vendor shall continue to use all reasonable efforts to obtain the required consents and approvals and shall only make use of such Royalty Agreement and Permit in accordance with the directions of the Purchaser that do not conflict with the terms of such Royalty Agreement or Permit.

5.7 Purchaser's Covenant

The Purchaser shall:

(a) prior to the Closing Date:

(i) execute and deliver such assignment and assumption agreements and applications for consents in such form and content as may be reasonably required by the Vendors to obtain the consents, approvals, waivers, novations and re-issues, referred to in section 5.5; and

(ii) diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering prior to the Closing Date.

(b) execute a joint election made by each Vendor as transferor and by the Purchaser as transferee under subsection 85(1) of the Income Tax Act of Canada (the "**Act**") at such agreed amount as may be designated by such Vendor within the limits allowed thereunder (or such subsection of the Act, as may be mutually agreed upon by the both parties to this Agreement), respecting the transfer of the Royalty

to the Purchaser by such Vendor, as such amount may be determined by such Vendor in conformity with the provisions of such subsection, or such other subsection of the Act, as may be agreed upon by both parties to this Agreement.

5.8 Vendor's Covenant

Each Vendor hereby covenants and agrees that:

(a) he, she or it shall promptly forward to the Purchaser, any notices he, she or it receives, to and after Closing, in respect to the Royalty and the Royalty Agreement;

(b) in the event that any of the "Properties" as defined in the Royalty Agreement or the tenures in respect thereof are or become vested in the name of the Vendors or any Vendor, then such respective Royalty and interest in the respective Royalty Agreement shall not merge with such greater interest in such respective Property or Properties;

(c) he, she or it has all right, title and authority to disclose all information provided by he, she or it to the Purchaser in respect to the Royalty, the Royalty Agreement and the Properties, licences and tenures relative to the Royalty Agreement and upon Closing, such information shall become property of the Purchaser;

5.9 Covenant as to Validity of Royalty

In the event the validity of any Royalty is challenged or payments thereunder are refused or an interest in any Royalty is asserted by any third party then the Vendors agree, at the equally shared expense of the Vendors and the Purchaser, to cooperate and fully participate in such legal action as the Purchaser may consider reasonably necessary so as to confirm the validity and enforceability of the Royalty, the Purchaser's title to the Royalty and the Purchaser's right to receive payments thereunder.

5.10 Barry Authority

So as to facilitate this Transaction, each Vendor does hereby irrevocably appoint Barry as his, her or its attorney for the purpose of doing all things and signing, on each of their respective parts, all documents requiring execution by each of them in respect to the Transaction including but not restricted to all Certificates, Assignments, Notices or collateral documents pertaining to this Agreement and specifically each Vendor confirms that Barry is authorized to sign receipts for Consideration Shares and the Royalty Assignment Agreement on behalf of each of them in their capacities as Assignor and Owner (as defined therein) respectively and is authorized to represent such Vendor at the Closing for purposes of all Closing matters, including extending such time periods and modifying or waiving any conditions herein so as to facilitate Closing.

6. Conditions of Closing

6.1 Conditions of the Purchaser

The obligation of the Purchaser to complete the Transaction is subject to the fulfilment of the following conditions:

(a) **Representations and Warranties:** The representations and warranties of each of the Vendors contained in this Agreement being true and correct on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (subject to subsection 5.1(c) if the Purchaser's consent required thereunder has been obtained);

(b) **Covenants:** All of the covenants and obligations of the Vendor to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c) **Certificate of Vendor:** There having been delivered to the Purchaser a certificate of each Vendor dated the Closing Date, in the case of a corporate Vendor executed by an authorized officer or director of the Vendor, certifying that the representations and warranties made by the respective Vendor in this Agreement are true and correct as at the Closing (subject to subsections 5.1(c) and that all covenants and obligations to be observed or performed by the respective Vendor on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed;

(d) **Releases:** There having been delivered to the Purchaser duly executed releases, in registrable form where applicable, of or evidence to the satisfaction of the Purchaser as to, the discharge of all Encumbrances against the Royalty; and

(e) **Satisfactory Due Diligence:** The Purchaser being satisfied with the results of its due diligence investigations with respect to the Royalty.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Purchaser may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the Purchaser will be released from all obligations under this Agreement, and the Vendors will also be so released unless the Vendors were reasonably capable of causing such condition or conditions to be fulfilled or unless the Vendors have breached any of its covenants or obligations in or under this Agreement. The foregoing conditions are for the benefit of the Purchaser only and accordingly the Purchaser will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.2 Conditions of the Each of the Vendors

The obligation of each of the Vendors to complete the Transaction is subject to the fulfilment of each of the following conditions:

(a) **Representations and Warranties:** The representations and warranties of the Purchaser contained in this Agreement being true on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing;

(b) **Covenants:** All of the covenants and obligations of the Purchaser to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c) **Certificate of Purchaser:** There having been delivered to the Vendors a certificate of the Purchaser dated the Closing Date, executed by an authorized officer or director of the Purchaser, certifying that the representations and warranties made by the Purchaser in this Agreement are true and correct as at the Closing and that the covenants and obligations to be observed or performed by the Purchaser on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed; and

(d) **Consideration Shares:** The Vendors' reasonable satisfaction that the Consideration Shares shall have those attributes as disclosed in the Prospectus.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Vendors may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the Vendor will be released from all obligations under this Agreement, and the Purchaser will also be so released unless the Purchaser was reasonably capable of causing such condition or conditions to be fulfilled or unless the Purchaser has breached any of its covenants or obligations in or under this Agreement. The foregoing conditions are for the benefit of the Vendors only and accordingly the Vendors will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.3 Mutual Conditions

The obligations of each of the Vendors and of the Purchaser to complete the Transaction are subject to fulfilment of the following conditions:

(a) **No Orders or Proceedings:** No injunction or restraining order or other decision, ruling or order of a court or administrative tribunal of competent jurisdiction being in effect which prohibits, restrains, limits or imposes conditions on, the Transaction and no action or proceeding having been instituted or remaining pending or having been threatened before any such court or administrative tribunal to restrain, prohibit, limit or impose conditions on the Transaction;

(b) **Obtain Consents:** The Vendors having obtained all consents, approvals, novations, reissues and waivers referred to in section 5.5 in each case in form and substance satisfactory to the Purchaser, acting reasonably, and the same having been delivered to the Purchaser;

(c) **Regulatory Approvals:** The receipt of the Regulatory Approvals; and

(d) **IPO Closing:** Completion of the Initial Public Offering.

In the event that any of the foregoing conditions is not performed or fulfilled at or before the Closing, either the Purchaser or the Vendors may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the party so terminating this Agreement will be released from all obligations under this Agreement, and the Vendors, if the Purchaser is the party terminating this Agreement, and the Purchaser, if the Vendors is the party terminating this Agreement, will also be so released unless the Vendors, or the Purchaser, as the case may be, was reasonably capable of causing such condition or conditions to be fulfilled or has breached any of its covenants or obligations in or under this Agreement.

7. Closing Transactions

7.1 Time and Place

The Closing shall take place in the offices of Fasken Martineau DuMoulin LLP at Vancouver, BC at 11:00 o'clock A.M. on the Closing Date; or at such other time and date, or both, as the Vendors and the Purchaser or their respective solicitors may agree upon.

7.2 Vendors' Closing Documents

At the Closing, each of the Vendors shall deliver the following to the Purchaser:

(a) all executed deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents, including Royalty Assignment Agreements, which are necessary to assign, sell and transfer the Royalty as contemplated by this Agreement in such form and content as the Purchaser may require, acting reasonably;

(b) certified copies of resolutions of the directors of any corporate Vendor approving the completion of the Transaction and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by such Vendor pursuant to this Agreement in such form and content as the Purchaser may require, acting reasonably;

(c) if not previously delivered to the Purchaser, the original Books and Records and Royalty Agreements; and

(d) a certificate of each Vendor pursuant to section 6.1(c);

(e) a receipt for the Consideration Shares.

7.3 Purchaser's Closing Documents

At the Closing the Purchaser shall deliver the following to each of the Vendors:

(a) a share certificate representing the Consideration Shares;

(b) certified copies of resolutions of the directors of the Purchaser approving the Transaction and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement;

(c) an opinion of the Purchaser's solicitors substantially in the form set out in Schedule C; and

(d) a certificate of the Purchaser pursuant to section 6.2(c).

7.4 Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any party to the others pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

7.5 Transfer of Royalty

Subject to compliance with the terms and conditions of this Agreement and, subject to section 5.6, the transfer of the Royalty to the Purchaser shall be deemed to take effect as at the Closing.

8. Responsibility for Obligations and Liabilities

8.1 Assumption by Purchaser

On the Closing, the Purchaser shall assume and be commensurately responsible for the observance, performance and payment of all obligations and liabilities which are to be observed, performed or paid a royaltyholder, from and after the Effective Time, under the Royalty Agreements and the Purchaser shall indemnify and save each of the Vendors harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Vendors by reason of the failure of the Purchaser to perform or pay its commensurate share of any of the obligations and liabilities referred to in this section 8.1.

8.2 Each of the Vendor's Obligations and Liabilities

Each of the Vendors shall be responsible for the observance and performance of all obligations and payment of all liabilities relating to his, her or its interest in the Royalty other than those to

be observed, performed or paid by the Purchaser as set out in this Agreement and each of the Vendors shall indemnify and save the Purchaser harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Purchaser by reason of any failure of such Vendor to perform or satisfy any of the obligations and liabilities for which such Vendor is responsible.

8.3 Payment of Taxes on Sale and Transfer

The Purchaser shall be responsible for and shall pay when due any excise taxes (goods and services taxes) and similar taxes (but not income taxes of the Vendors) and any registration fees payable in respect of the sale and transfer of the Royalty to the Purchaser.

9. Survival of Representations and Recourse

9.1 Survival

The representations, warranties, covenants and obligations of:

(a) each of the Vendors in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement; and

(b) the Purchaser in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement,

shall survive the Closing and shall continue in full force and effect for a period of three years from the Closing Date.

9.2 Limitation

(a) The Purchaser will be entitled to make a claim against a Vendor in respect of the breach of any warranty, representation, covenant or obligation of such Vendor in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i) written notice of any such claim is given by or on behalf of the Purchaser to such Vendor within three years from the Closing Date; and

(ii) the aggregate amount of all such claims exceeds $50,000 in respect of all Vendors;

provided that such Vendor's liability to the Purchaser shall be for the entire aggregate amount of such claim against such Vendor and not only for amounts in excess of the said aggregate amount.

(b) Each such Vendor will be entitled to make a claim against the Purchaser in respect of the breach of any warranty, representation, covenant or obligation of the Purchaser in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i) written notice of any such claim is given by or on behalf of the Vendor to the Purchaser within three years from the Closing Date;

(ii) the aggregate amount of all such claims exceeds $50,000;

provided that the Purchaser's liability to each of the Vendors shall be for the entire aggregate amount of such claim and not only for amounts in excess of the said aggregate amount.

9.3 Defence of Third Party Claims

In the event of a claim (an "**Indemnity Claim**") being made by a third party against a party (the "**Indemnified Party**") in respect of which, subject to section 9.2 another party (the "**Indemnifier**") is or may be obligated under or arising out of this Agreement to indemnify, pay damages to or otherwise compensate the Indemnified Party, the following provisions shall apply.

The Indemnified Party shall promptly give written notice to the Indemnifier of any Indemnity Claim in respect of which the Indemnified Party intends to claim for indemnification against the Indemnifier. Such notice shall specify with reasonable particularity (to the extent that the information is available) the nature of the Indemnity Claim. The Indemnifier shall, at its own expense, assume control of the negotiation, settlement and defence of such Indemnity Claim. The Indemnified Party shall co-operate with the Indemnifier in respect of such Indemnity Claim and the Indemnifier shall reimburse the Indemnified Party for all the Indemnified Party's reasonable expenses as a result of the Indemnifier's assumption of such Indemnity Claim and arising from the Indemnified Party's co-operation.

The Indemnified Party will have the right to participate in the negotiation, settlement and defence of such Indemnity Claim at its own expense and will have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifier and the Indemnified Party shall be retained by the Indemnifier. If the Indemnifier fails to defend any Indemnity Claim within a reasonable time, the Indemnified Party will be entitled to assume control of the Indemnity Claim at the expense of the Indemnifier and the Indemnifier will be bound by the results obtained by the Indemnified Party with respect to such Indemnity Claim.

The following provisions shall also apply with respect to Indemnity Claims:

(a) In the event that any Indemnity Claim is of a nature such that the Indemnified Party is legally bound or required by applicable law to make a payment to any person (a "**Third Party**") with respect to such Indemnity Claim before the completion of settlement negotiations or related legal proceedings, including, without limitation, the posting of any security to stay any process of execution or judgment, the Indemnifier shall be obligated to make such payment or post security therefore on behalf of the Indemnified Party. If the Indemnifier fails to do so, the Indemnified Party may make such payment or post security therefore and the Indemnifier shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment or cause the security to be replaced and released. If the amount of any liability of the Indemnified Party

under the Indemnity Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifier to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifier.

(b) Except in the circumstance contemplated by subsection 9.3(a) above, and unless the Indemnifier fails to assume control of the negotiation, settlement and defence of any Indemnity Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Indemnity Claim except with the prior written consent of the Indemnifier (which consent shall not be unreasonably withheld).

(c) The Indemnified Party shall not permit any right of appeal in respect of any Indemnity Claim to terminate without giving the Indemnifier notice thereof and an opportunity to contest such Indemnity Claim.

(d) The Indemnified Party and the Indemnifier shall co-operate fully with each other with respect to Indemnity Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Indemnity Claim with his or her counterpart and with counsel at all reasonable times.

(e) Notwithstanding the above provisions of this section 9.3, the Indemnifier shall not settle any Indemnity Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party.

(f) The provisions of this section 9.3 are intended to set out the procedures to be followed with respect to an Indemnity Claim and, provided the Indemnified Party follows such procedures in all material respects, nothing contained in this section 9.3 will derogate from the Indemnifier's obligations to indemnify the Indemnified Party.

10. Acknowledgements

The parties acknowledge and agree that:

(a) any advance royalty payment paid under the Royalty Agreement, in the event that it is unclear whether such payment is attributable to the Gross Overriding Royalty (the "**GORR**") of which the Royalty is a part or to another royalty on the same property (the "**Other Royalty**") shall be deemed allocated equally between the GORR and the Other Royalty;

(b) in the event any owner or operator of a property which is subject to the Royalty Agreement has abandoned or in the future does abandon his interest in such property or such interest lapses or reverts to the Crown then:

(i) such abandonment, lapse or reversion shall not constitute a breach of this Agreement; and

(ii) the Vendors or any of them shall be free to acquire an interest in such property or any part thereof (provided such Vendors or Vendor is not acting in concert with such owner or operator) and, if they do so, then the Royalty shall not apply thereto;

(c) in the event that any Royalty Agreement provides (whether in an "**Area of Interest**" clause or otherwise) that the royalty, of which the Royalty forms a part, extends over any additional interest in property which is subsequently acquired by a party to such Royalty Agreement, then the Royalty shall apply to such additional interest in property.

11. Miscellaneous

11.1 Legal and Other Fees and Expenses

Unless otherwise specifically provided herein, the parties will pay their respective legal, accounting and other professional fees and expenses incurred by each of them in connection with the negotiation and settlement of this Agreement, the completion of the Transaction and other matters pertaining hereto.

11.2 Notices

All notices, requests, demands or other communications required or permitted to be given by any party to another pursuant to this Agreement shall be given in writing and delivered by personal service, pre-paid registered mail or facsimile, addressed as follows:

To the Vendors:

Hunter Exploration Group
Suite 1440
625 Howe Street
Vancouver, BC V6C 2T6

Attention: Lawrence Barry

Facsimile: (604) 331-2266

with a copy to:

DuMoulin Black
10th Floor – 295 Howe Street
Vancouver, BC V6C 2T5

Attention: Corey Dean

Facsimile: (604) 687-8772

To the Purchaser:

International Royalty Corporation
10 Inverness Drive East
Suite 104
Denver, Colorado 80112
U.S.A.

Attention: Doug Silver

Facsimile: (303) 799-9017

and

Attention: George Young

Facsimile: (303) 799-9017

With a copy to:

Fasken Martineau DuMoulin LLP
4200 – 66 Wellington St. W.
Toronto, Ontario M5K 1N6

Attention: Michael Bourassa

Facsimile: (416) 364-7813

subject to any notice of change of address or fax number given in accordance herewith. Any notice shall be deemed to have been given and received:

(a) if personally delivered, then on the day of personal service to the recipient party, provided that if such date is a day other than a Business Day such notice shall be deemed to have been given and received on the first Business Day following the date of personal service;

(b) if by pre-paid registered mail, then the first Business Day, after the expiration of five (5) days following the date of mailing; or

(c) if sent by facsimile transmission and successfully transmitted prior to noon on a Business Day of the recipient party, then on that Business Day, and if successfully transmitted after noon on a Business Day of a recipient party then on the first Business Day following the date of transmission.

11.3 Further Assurances

Each of the parties shall execute and deliver such further documents and do such further acts and things as may be reasonably required from time to time, either before, on or after the Closing Date, to carry out the full intent and meaning of this Agreement and to assure to the Purchaser good and valid title to the Royalty, free and clear of all Encumbrances save the Pre-emptive Rights.

11.4 Time of the Essence

Time shall be of the essence of this Agreement.

11.5 Brokers' Fees

Each of the parties acknowledges and agrees that it is not aware of any current or possible future claim for brokerage, agency, finder's fee or commission in connection with the transactions contemplated by this Agreement and that if any such claim should arise through, or under, or by virtue of any action taken by, any party, such party shall indemnify and hold harmless the others in respect thereof.

11.6 Entire Agreement

This Agreement constitutes the entire agreement between each of the Vendors and the Purchaser pertaining to the Transaction and supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of the Vendors and the Purchaser, including the letter agreement between the parties dated November 24, 2004, and there are no warranties, representations, covenants, obligations or agreements between each of the Vendors (or any Affiliate thereof) and the Purchaser except as set forth in this Agreement.

11.7 Confidentiality, Public Disclosure

(a) This Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by applicable Law and then upon notice by the disclosing party to the other party) without the prior written approval of the other party.

(b) The content of any public disclosure or press release respecting this Agreement or the Transaction shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this section 11.7 is subject always to all disclosure obligations of the Purchaser under applicable securities laws.

11.8 Assignment

Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by any party hereto without the written consent of the other parties first obtained, such consent not to be unreasonably withheld. Each of the Vendors hereby confirms his, her or its consent to the transfer of this Agreement by the Purchaser to an Affiliate of the Purchaser so long as the Purchaser remains fully obligated to such Vendor under the terms of this Agreement notwithstanding such transfer and complies with all terms of the Royalty Agreement in respect of such transfer and assignment.

11.9 Invalidity

Each of the provisions contained in this Agreement is distinct and severable and a determination of illegality, invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof, unless as a result of such determination this Agreement would fail in its essential purposes.

11.10 Waiver and Amendment

Except as expressly provided in this Agreement, no amendment or waiver of it will be binding unless made in writing by the party to be bound by such amendment or waiver. No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any other part of the provision or any other provision of this Agreement nor a continuing waiver unless otherwise expressly provided.

11.11 Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of subsections 5.2, 5.3, 5.4, 5.8(c), 11.1, 11.5 and 11.7 shall survive such termination and remain in full force and effect.

11.12 Counterparts

This Agreement may be signed in counterparts and by facsimile counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

11.13 Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assignee.

12. Several Obligations

Notwithstanding any other provisions of this Agreement, the rights and obligations of the Vendors under this Agreement, including, without limitation, the representations and warranties of the Vendors, the responsibilities for performance of obligations, rights and indemnities of the Vendors, are several (as distinguished from joint) obligations of each of the Vendors.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

International Royalty Corporation
by its authorized signatory:

Bratkowski
WITNESS

Address for delivery of Consideration Share Certificate

SCOTIA McLEOD - DENNIS HAYASHI
1100-650 GEORGIA ST W
VANCOUVER BC V6B 4N9

STUART ANGUS

Address for delivery of Consideration Share Certificate

HENRY AWMACK

Address for delivery of Consideration Share Certificate

BERNICE KOSIUR

Address for delivery of Consideration Share Certificate

DONALD McINNES

Address for delivery of Consideration Share Certificate

CATHERINE McLEOD-SELTZER

Address for delivery of Consideration Share Certificate

____

____

____

____
STUART ANGUS

Address for delivery of Consideration Share Certificate

700-700 W. Pender St

Vancouver BC V6C 1G8

____

____
HENRY AWMACK

Address for delivery of Consideration Share Certificate

____

____

____

____
BERNICE KOSIUR

Address for delivery of Consideration Share Certificate

____

____

____

____
DONALD McINNES

Address for delivery of Consideration Share Certificate

____

____

____

____
CATHERINE McLEOD-SELTZER

Address for delivery of Consideration Share Certificate

____

____

____

____

STUART ANGUS

Address for delivery of Consideration Share Certificate

____

____

____

____

HENRY AWMACK

Address for delivery of Consideration Share Certificate

2567 BRONTE DR

NORTH VANCOUVER BC

V7H 1M3

Bernice Proctor Kosiur

BERNICE KOSIUR

Address for delivery of Consideration Share Certificate

____

____

____

____

DONALD McINNES

Address for delivery of Consideration Share Certificate

____

____

____

____

CATHERINE McLEOD-SELTZER

Address for delivery of Consideration Share Certificate

____

____

____

____
STUART ANGUS

Address for delivery of Consideration Share Certificate

____

____

____

____
HENRY AWMACK

Address for delivery of Consideration Share Certificate

____

____

____

____
BERNICE KOSIUR

Address for delivery of Consideration Share Certificate

900-808 W. Hastings St.

Van BC

V6C 2X4

____
DONALD McINNES

Address for delivery of Consideration Share Certificate

____

____

____

____
CATHERINE McLEOD-SELTZER

Address for delivery of Consideration Share Certificate	
______________________________	______________________________
______________________________	STUART ANGUS
______________________________	

Address for delivery of Consideration Share Certificate	
______________________________	______________________________
______________________________	HENRY AWMACK
______________________________	

Address for delivery of Consideration Share Certificate	
______________________________	______________________________
______________________________	BERNICE KOSIUR
______________________________	

Address for delivery of Consideration Share Certificate	
______________________________	______________________________
______________________________	DONALD McINNES
______________________________	

Address for delivery of Consideration Share Certificate	
C/o Haywood Securities	[signature]
Suite 2000-400 Burrard	CATHERINE McLEOD-SELTZER
Van BC	

a/c VM2-2836-C

Address for delivery of Consideration Share Certificate

1100-250 Howe St.
Vancouver B.C.
V6C 3S9

PETER ROBSON

Address for delivery of Consideration Share Certificate

GRAHAM SCOTT

Address for delivery of Consideration Share Certificate

KELLY TAYLOR

Address for delivery of Consideration Share Certificate

LAWRENCE BARRY

Address for delivery of Consideration Share Certificate

JOHN ROBINS

Address for delivery of Consideration Share Certificate	
______________________	______________________
______________________	PETER ROBSON
______________________	

Address for delivery of Consideration Share Certificate	
______________________	______________________
______________________	GRAHAM SCOTT
______________________	

Address for delivery of Consideration Share Certificate	
______________________	______________________
______________________	KELLY TAYLOR
______________________	

Address for delivery of Consideration Share Certificate	
______________________	______________________
______________________	LAWRENCE BARRY
______________________	

Address for delivery of Consideration Share Certificate	
______________________	______________________
______________________	JOHN ROBINS
______________________	

Address for delivery of Consideration Share Certificate	
______________________	______________________
______________________	PETER ROBSON
______________________	

Address for delivery of Consideration Share Certificate	
______________________	______________________
______________________	GRAHAM SCOTT
______________________	

Address for delivery of Consideration Share Certificate	
______________________	______________________
______________________	KELLY TAYLOR
______________________	

Address for delivery of Consideration Share Certificate	
1383 Kilmer Rd.	[signature]
N. Vancouver BC.	LAWRENCE BARRY
V7K 1R3	

Address for delivery of Consideration Share Certificate	
______________________	______________________
______________________	JOHN ROBINS
______________________	

Address for delivery of Consideration Share Certificate

____

____

____

____
PETER ROBSON

Address for delivery of Consideration Share Certificate

____

____

____

____
GRAHAM SCOTT

Address for delivery of Consideration Share Certificate

____

____

____

____
KELLY TAYLOR

Address for delivery of Consideration Share Certificate

____

____

____

____
LAWRENCE BARRY

Address for delivery of Consideration Share Certificate

1440-625 Howe Street

Vancouver BC

V6C 2T6

____
JOHN ROBINS

Address for delivery of Consideration Share Certificate SUITE 1440 - 625 HOWE ST. VANCOUVER BC. V6C 2T6.	ADAM VARY BY HIS LAWFULL POWER OF ATTORNEY. [signature] ADAM VARY
Address for delivery of Consideration Share Certificate __________ __________ __________	__________ JOHN S. BROCK LIMITED
Address for delivery of Consideration Share Certificate __________ __________ __________	__________ 349967 BC LTD.
Address for delivery of Consideration Share Certificate __________ __________ __________	__________ 524520 BC LTD.

Address for delivery of Consideration Share Certificate

____

____

____

____
ADAM VARY

Address for delivery of Consideration Share Certificate

JOHN S. BROCK LIMITED

1205 - 675 WEST HASTINGS

VANCOUVER V6B 1N2

______________________ - President
JOHN S. BROCK LIMITED

Address for delivery of Consideration Share Certificate

____

____

____

____
349967 BC LTD.

Address for delivery of Consideration Share Certificate

____

____

____

____
524520 BC LTD.

Address for delivery of Consideration Share Certificate __________ __________ __________	__________ ADAM VARY
Address for delivery of Consideration Share Certificate __________ __________ __________	__________ JOHN S. BROCK LIMITED
Address for delivery of Consideration Share Certificate 1440 - 625 Howe St. Vancouver BC V6C 2T6.	__________ 349967 BC LTD.
Address for delivery of Consideration Share Certificate __________ __________ __________	__________ 524520 BC LTD.

Address for delivery of Consideration Share Certificate	)	
____________________	)	____________________
____________________	)	ADAM VARY
____________________	)	

Address for delivery of Consideration Share Certificate	)	
____________________	)	____________________
____________________	)	JOHN S. BROCK LIMITED
____________________	)	

Address for delivery of Consideration Share Certificate	)	
____________________	)	____________________
____________________	)	349967 BC LTD.
____________________	)	

Address for delivery of Consideration Share Certificate	)	
1383 Kilmer Rd.	)	[signature]
N. Vancouver BC.	)	524520 BC LTD.
V7K 1R3	)	

SCHEDULE A

Royalty Agreements

Aviat Property Option Agreement (the "**Option Agreement**") dated June 25, 2002 among Hunter Exploration Group ("**Hunter**"), Northern Empire Minerals Ltd. ("**NEM**") and Stornoway Ventures Ltd. ("**Stornoway**") wherein, in the event of exercise of the option to acquire a 35% interest in the property being the subject of such agreement ("**Aviat 1**") granted by Hunter to each of NEM and Stornoway, a 2% Net Smelter Returns Royalty and a 2% Gross Overriding Royalty as therein defined (the "**Royalty**") was reserved to Hunter on behalf of the Vendors. The said option was exercised.

April 30, 2003 letter agreement between BHP Billiton Diamonds Inc. ("**BHPB**") and Hunter wherein, *inter alia*, Hunter transferred to BHPB a 20% interest in Aviat 1, not inclusive of Hunter's interest in the Royalty.

SCHEDULE B

Pre-emptive Rights

Right of First Refusal in favour of Stornoway Diamond Corporation (successor corporation to Northern Empire Minerals Ltd. and Stornoway Ventures Ltd.) pursuant to s. 16.03 of the Option Agreement.

SCHEDULE C

Purchaser's Solicitor's Opinion

SCHEDULE D

Royalty Assignment Agreement

Attached

J-16b

ADDENDUM

WHEREAS:

A. Stuart Angus, Henry Awmack, Bernice Kosiur, Donald McInnes, Catherine McLeod-Seltzer, Peter Robson, Graham Scott, Kelly Taylor, John S. Brock Limited, Lawrence Barry, John Robins, Adam Vary, 344967 BC Ltd., 524520 BC Ltd., as Vendors and International Royalty Corporation, as Purchaser are parties to a Royalty Purchase Agreement made as of February 21, 2005 (the "**Agreement**").

B. Section 5.10 of the Agreement provides as follows:

"*So as to facilitate this Transaction, each Vendor does hereby irrevocably appoint Barry as his, her or its attorney for the purpose of doing all things and signing, on each of their respective parts, all documents requiring execution by each of them in respect to the Transaction including but not restricted to all Certificates, Assignments, Notices or collateral documents pertaining to this Agreement and specifically each Vendor confirms that Barry is authorized to sign receipts for Consideration Shares and the Royalty Assignment Agreement on behalf of each of them in their capacities as Assignor and Owner (as defined therein) respectively and is authorized to represent such Vendor at the Closing for purposes of all Closing matters, including extending such time periods and modifying or waiving any conditions herein so as to facilitate Closing.*"

C. Section 2.4 of the Agreement provides as follows:

"*It is acknowledged by the Vendors that Hunter owns in excess of a 50% interest in the 2% Gross Overriding Royalty of which the Royalty is a part and that this Agreement contemplates that each Vendor shall contribute to the Royalty in proportion to their respective interest in such 2% Gross Overriding Royalty and accordingly, in the event any Vendor (a "**Non-Vendor**") does not execute this Agreement, then:*

(a) this Agreement shall be effective only as regards those Vendors who execute this Agreement;

(b) the interest in the portion of the Royalty not sold by the Non-Vendors shall be additionally contributed by Adam Vary, 344967 and 524520, each as to one-third;

(c) the number of Consideration Shares allocated to any Non-Vendor under section 2.3 shall be:

(i) divided by 3 and such number of Consideration Shares added to the number currently allocated to each of Adam Vary, 344967 and 542520; and

(ii) reduced to zero,

with the result that such Non-Vendors shall receive no Consideration Shares and 1/3 of the Consideration Shares allocated in this Agreement to the Non-Vendors shall be allocated to each of 34967, 524520 and Adam Vary.

The Vendors further acknowledge and agree that the Royalty Assignment Agreement may be subject to modification by way of the deletion of any Non-Vendor as an "Assignor" party."

NOW THEREFORE the undersigned, Lawrence Barry, confirms as follows:

1. Graham Scott ("**Scott**") did not execute the Agreement and is therefore a Non-Vendor as defined in the Agreement.

2. No Vendor under the Agreement other than Scott is a Non-Vendor.

3. As a result of Scott being a Non-Vendor, by application of Section 2.4 of the Agreement, Scott shall receive no Consideration Shares and 1/3 of Scott's allocation of 17,037 Consideration Shares, being 5,679, are additionally allocated to the Consideration Share Allocation of each of 344967 BC Ltd., 524520 BC Ltd. and Adam Vary such that the revised Share Consideration received by such parties is follows:

344967 BC Ltd.	75,447
524520 BC Ltd.	75,448
Adam Vary	96,942

Dated this 22 day of FEBRUARY, 2005.

LAWRENCE BARRY

AS LAWFULL POWER OF ATTORNEY ON BEHALF OF THE VENDORS.

STUART ANGUS, HENRY AWMUCK, BERNICE KOSIUR, DONALD MCINNES, CATHERINE MCLEOD-SELTZER, PETER ROBSON, KELLY TAYLOR, JOHN S. BROCK LIMITED, LAWRENCE BARRY, JOHN ROBINS, ADAM VARY, 344967 BC LTD. AND 524520 BC LTD.
("Vendors")

CERTIFICATE

TO: INTERNATIONAL ROYALTY CORPORATION ("Purchaser")

1. This certificate is given pursuant to subsection 6.1(c) of the Royalty Purchase Agreement dated as of February 22, 2005 between Stuart Angus, Henry Awmuck, Bernice Kosiur, Donald McInnes, Catherine McLeod-Seltzer, Peter Robson, Kelly Taylor, John S. Brock Limited, Lawrence Barry, John Robins, Adam Vary, 344967 BC Ltd. and 524520 BC Ltd. and the Purchaser (the "**Aviat One Agreement**").

2. Capitalized terms and expressions used herein and not otherwise defined herein shall have the meaning ascribed to them in the Aviat One Agreement.

3. The undersigned hereby certifies on behalf of the Vendors, including in his individual capacity that:

   (a) all of the representations and warranties of the Vendors contained in the Aviat One Agreement are true and correct as of the date hereof (subject to subsection 5.1(c) of the Aviat One Agreement); and

   (b) each covenant or obligation of the Vendors to be fulfilled, complied with or performed by the Vendors on or before Closing pursuant to the terms of the Aviat One Agreement has been duly fulfilled, complied with or performed in all material respects.

DATED as of February 22, 2005.

LAWRENCE BARRY on behalf of himself and Stuart Angus, Henry Awmuck, Bernice Kosiur, Donald McInnes, Catherine McLeod-Seltzer, Peter Robson, Kelly Taylor, John S. Brock Limited, Lawrence Barry, John Robins, Adam Vary, 344967 BC Ltd. and 524520 BC Ltd.

INTERNATIONAL ROYALTY CORPORATION
("Purchaser")

CERTIFICATE

TO: STUART ANGUS, HENRY AWMUCK, BERNICE KOSIUR, DONALD MCINNES, CATHERINE MCLEOD-SELTZER, PETER ROBSON, KELLY TAYLOR, JOHN S. BROCK LIMITED, LAWRENCE BARRY, JOHN ROBINS, ADAM VARY, 344967 BC LTD. AND 524520 BC LTD. ("Vendors")

1. This certificate is given pursuant to subsection 6.2(c) of the Royalty Purchase Agreement dated as of February 22, 2005 between Stuart Angus, Henry Awmuck, Bernice Kosiur, Donald McInnes, Catherine McLeod-Seltzer, Peter Robson, Kelly Taylor, John S. Brock Limited, Lawrence Barry, John Robins, Adam Vary, 344967 BC Ltd. and 524520 BC Ltd. and the Purchaser (the "**Aviat One Agreement**").

2. Capitalized terms and expressions used herein and not otherwise defined herein shall have the meaning ascribed to them in the Aviat One Agreement.

3. The undersigned, an authorized officer or director of the Purchaser, hereby certifies on behalf of the Purchaser and not in his individual capacity that:

   (a) all of the representations and warranties of the Purchaser contained in the Aviat One Agreement are true, accurate and complete in all material respects as of the date hereof; and

   (b) each covenant or obligation of the Purchaser to be fulfilled, complied with or performed by the Purchaser on or before Closing pursuant to the terms of the Aviat One Agreement has been duly fulfilled, complied with or performed in all material respects.

DATED as of February 22, 2005.

[signature]

GEORGE YOUNG

Royalty Purchase Agreement

THIS AGREEMENT is made as of February 22, 2005.

BETWEEN:

Hecla Mining Company and Hecla Mining Company of Canada Ltd.

(collectively the "**Vendor**");

AND

International Royalty Corporation

(the "**Purchaser**").

WHEREAS:

A. The Vendor owns the Royalties;

B. The Vendor wishes to sell, and the Purchaser wishes to purchase, the Royalties on the terms and conditions set forth in this Agreement; and

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants, agreements, representations and warranties set out below, the parties covenant and agree as follows:

1. Interpretation

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith or unless otherwise specifically provided:

(a) "**Affiliate**" with respect to a corporation means another corporation which is affiliated with the first mentioned corporation within the meaning thereof in the Corporations Act;

(b) "**Alto Dorado Royalty**" means the Royalty pursuant to the Royalty Agreement as identified in Schedule A;

(c) "**Agreement**" means this Agreement, including its recitals and schedules, as amended and supplemented;

(d) "**Books and Records**" means all files, ledgers and correspondence, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial

statements, financial working papers and all other records and documents of any nature or kind whatsoever, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not (and all software, passwords and other information and means of or for access thereto), belonging to the Vendor and relating to the Royalties;

(e) "**Business Day**" means any day other than a Saturday, Sunday or any statutory holiday in British Columbia, Ontario or the United States;

(f) "**Charter Documents**" means articles, articles of incorporation, notice of articles, memoranda, bylaws or any similar constating document of a corporate entity;

(g) "**Closing**" means the completion of the Transaction in accordance with Article 7;

(h) "**Closing Date**" means February 22, 2005, or such other date as may be agreed upon in writing by the Vendor and the Purchaser or by their respective solicitors;

(i) "**Common Shares**" means fully paid and non-assessable free trading voting common shares of the Purchaser to be issued and qualified pursuant to the Initial Public Offering;

(j) "**Consideration Shares**" is defined in section 2.3;

(k) "**Contracts**" means all contracts, agreements, instruments, leases, indentures, engagements, transactions and commitments, whether written or oral;

(l) "**Corporations Act**" means the respective federal, provincial or state law under which a respective party is incorporated;

(m) "**Effective Time**" means 12:01 a.m. on the Closing Date;

(n) "**Encumbrance**" means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

   (a) a mortgage, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

   (b) a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(c) an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(d) any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(e) any agreement to create, or right capable of becoming, any of the foregoing;

(o) "**Governmental Authority**" means any federal, provincial, state, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing;

(p) "**Indemnified Party**" has the meaning given to it in section 9.3;

(q) "**Indemnifier**" has the meaning given to it in section 9.3;

(r) "**Indemnity Claim**" has the meaning given to it in section 9.3;

(s) "**Initial Public Offering**" means the initial public offering of the Common Shares in the Qualifying Jurisdictions to which the Prospectus refers;

(t) "**Law**" means any statute, regulation, bylaw, order, ruling, decision, arbitration award, judgment, decree or law;

(u) "**Operator**" means the respective current owner of or holder of the mining rights to the property to which a respective Royalty is related;

(v) "**Other Royalties**" means the Royalties not inclusive of the Alto Dorado Royalty;

(w) "**Permits**" means all permits, licences, certificates, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with any Governmental Authority which are material to a Royalty;

(x) "**Person**" means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

(y) "**Pre-Emptive Rights**" means those rights which limit, potentially terminate or amend or otherwise affect the Royalties as set out in Schedule B;

(z) "**Prime Rate**" means the floating annual rate of interest established and recorded as such from time to time by the Bank of Montreal as a reference rate then in effect for determining the interest rate it shall charge on Canadian dollar commercial loans in Canada;

(aa) **"Proceeding"** means any action, claim, demand, lawsuit, assessment, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

(bb) **"Prospectus"** means the final Prospectus of the Purchaser pertaining to the Initial Public Offering, filed February 3, 2005;

(cc) **"Purchase Price"** means the purchase price for the Royalties, as set out in section 2.2;

(dd) **"Purchaser"** means International Royalty Corporation or its permitted assignee;

(ee) **"Qualifying Jurisdictions"** means all the Provinces of Canada and such other jurisdictions as determined by the Purchaser and its underwriters;

(ff) **"Registrar"** means the governmental official designated as such or having a role as such pursuant to the Corporations Act;

(gg) **"Regulatory Approvals"** means such regulatory approvals and acceptances, including such approvals from the Toronto Stock Exchange and securities regulatory authorities in the Qualifying Jurisdictions as may be necessary for the IPO and the Transaction;

(hh) **"Royalties"** means all rights, title and interest of the Vendor in firstly, the various royalties conferred by the Royalty Agreements and secondly, the Royalty Agreements;

(ii) **"Royalty Agreements"** means those agreements that have created the Royalties in the projects listed in Schedule A;

(jj) **"Royalty Assignment Agreement"** means an agreement substantially in the form as the attached Schedule C;

(kk) **"Third Party"** has the meaning given to it in section 9.3(a);

(ll) **"Transaction"** means the transaction of purchase and sale contemplated by this Agreement;

(mm) **"Vendor"** means Hecla Mining Company and its affiliates identified in Schedule A.

1.2 Gender, Number and Other Terms

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, "or" is not exclusive and "including" is not limiting, whether or not non-limiting language (such as "without limitation") is used with reference thereto.

1.3 Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Statutes

Unless otherwise stated, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant to it, with all amendments thereto and in force from time to time, and to any statute or regulations that may be passed which supplement or supersede such statute or such regulations.

1.5 No Contra Preferentum

The language in all parts of this Agreement shall in all cases be construed as a whole and neither strictly for nor strictly against any of the parties to this Agreement.

1.6 Currency

Except where otherwise expressly provided, all monetary amounts in this Agreement are stated and shall be paid in U. S. currency.

1.7 Governing Law and Attornment

This Agreement shall be governed by and construed in accordance with the law of the state of Idaho, USA and the laws of the state of Idaho, USA applicable therein and all disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, both at law and equity, arising out of, or in any way connected with, this Agreement will be referred to the courts of the state of Idaho, USA and each of the parties hereby attorns to the jurisdiction of the courts of the state of Idaho, USA.

1.8 Schedules

The following are the Schedules which are attached to and form part of this Agreement:

Schedule A – Royalty Agreements
Schedule B – Pre-emptive Rights
Schedule C – Royalty Assignment Agreement
Schedule D – Direction to Transfer Agent

Unless otherwise stated, a reference in this Agreement to a designated article, section, subsection, paragraph or other subdivision or to a schedule is to the designated article, section, subsection, paragraph or other subdivision of, or schedule to, this Agreement.

1.9 References to Whole Agreement

Unless otherwise stated, the words "herein", "hereof", "hereby" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular article, section, subsection, paragraph or other subdivision or schedule.

2. Purchase of Royalty

2.1 Purchase and Sale

Based on the representations and warranties contained in this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Vendor, the Royalties, effective as of and from the Effective Time, free and clear of all Encumbrances, for the Purchase Price and in accordance with and subject to the terms and conditions set forth in this Agreement.

2.2 Purchase Price

The Purchase Price is US $550,000 and is allocated:

To the Royalties in respect to Liard/Schaft Creek and Yellowknife Lithium as so identified in Schedule A	$50,000
To the remaining Royalties	$500,000

2.3 Payment of Purchase Price

The Purchase Price shall be paid by the Purchaser on Closing by issuance to:

Hecla Mining Company of Canada Ltd. ("Hecla Canada")	14,415 Common Shares, allocated to the Royalties in respect to Liard/Schaft Creek and Yellowknife Lithium as so identified in Schedule A
Hecla Mining Company	144,151 Common Shares allocated to the remaining Royalties

2.4 Risk of Loss and Damage Prior to Closing

Risk of loss of the Royalties shall pass to the Purchaser at the Closing, and the Vendor shall bear all risk of loss or impairment of the Royalties until the Closing and the Purchaser shall bear all such risk of loss after the Closing.

2.5 U.S. Securities

In connection with this Agreement, the Purchaser has agreed to issue Common Shares to the Vendor. The Vendor understands that the Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state. The Vendor hereby acknowledges that the offer and sale of Common Shares is being under an exemption from the registration requirements of the U.S. Securities Act, and represents and warrants as follows:

(a) The Vendor is acquiring the Common Shares as principal for its own account, and not for the benefit of any other person and not with a view to the resale or distribution of all or any of these securities, and is incorporated in the State of Delaware, USA, and has its principal place of business in the State of Idaho, USA;

(b) The Vendor currently is, and at the time the Vendor executed and delivered this Agreement was, an Accredited Investor as defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

(c) The Vendor is not acquiring the Common Shares as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(d) The Vendor agrees that if Vendor decides to offer, sell, pledge or otherwise transfer any of the Common Shares, the Vendor will not offer, sell, pledge or otherwise transfer any of the Common Shares, directly or indirectly, except:

    (a) to the Purchaser in accordance with section 10 of this Agreement;

    (b) outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

    (c) in compliance with an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with any applicable state securities or "Blue Sky" laws; or

    (d) in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws;

    and, in the case of sub-paragraph (iii) or (iv), it has furnished to the Purchaser an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Purchaser to such effect;

(e) the Vendor understands and acknowledges that the Common Shares are "restricted securities" as defined in Rule 144 under the U.S. Securities Act, and upon the original issuance of the certificates representing the Common Shares, and until such time as it is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing such Common Shares and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES

SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN ACCORDANCE WITH (I) RULE 144A, IF AVAILABLE, OR (II) RULE 144, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, (D) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, AND THE CORPORATION HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO IT AS TO THE AVAILABILITY OF THE EXEMPTION, OR (E) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

provided that, if the Common Shares are being sold under Rule 904 of Regulation S under the U.S. Securities Act ("Regulation S") at a time when the Purchaser is a "foreign issuer" as defined in Rule 902 of Regulation S, the legend may be removed by providing a declaration to the transfer agent for the Common Shares in form reasonably satisfactory to the Purchaser's registrar and transfer agent and the Purchaser to the effect that the sale of the Common Shares is being made in compliance with Rule 904 of Regulation S; *provided, further*, that, if any such Common Shares are being sold under Rule 144 under the U.S. Securities Act and in compliance with applicable state securities laws, the legend may be removed by delivery to the registrar and transfer agent and the Purchaser of an opinion of counsel reasonably satisfactory to the registrar and transfer agent and the Purchaser to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, provided, further, no such legal opinion shall be required in connection with sales made under Rule 144(K), and the legend shall be removed without such opinion;

(f) The Vendor understands that the Purchaser is under no obligation to remain a "foreign issuer" as defined in Rule 902 of Regulation S;

(g) The Vendor consents to the Purchaser making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set forth and described herein;

(h) The Vendor understands that acquiring, holding and disposing of the Common Shares may have tax consequences under the laws of both Canada and the United States, that the Vendor is solely responsible for determining the tax consequences applicable to the Vendor's particular circumstances (and, in particular, that no determination has been made whether the Purchaser is or will be a "passive foreign investment company" under Section 1297 of the United States Internal Revenue Code (the "Code") in the current year or any future year, and the Vendor acknowledges that it is the responsibility of the Vendor to determine whether the Vendor desires and is eligible to make a "qualified electing fund" election pursuant to Section 1295 of the Code for any year) and the Vendor acknowledges that the Vendor should consult its tax advisors concerning investment in the securities of the Corporation; and

(i) The Vendor hereby undertakes to execute and deliver all such further documentation as may be required to give effect to the matters contemplated in this section 2.5, at the sole expense of Purchaser.

3. Representations and Warranties of the Vendor

The Vendor represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the Transaction:

(a) **Status**: The Vendor is a duly incorporated and validly existing company under the State of Delaware, USA, is in good standing with respect to the filing of annual reports in the office of the Secretary of State, has never been struck from the register maintained by the Secretary of State or dissolved or liquidated and has full power and capacity to own the Royalties and to enter into, carry out the Transaction and duly observe and perform all its obligations contained in this Agreement.

(b) **Due Authorization**: The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Vendor pursuant to this Agreement, and the completion of the Transaction has been duly authorized by all necessary corporate action on the part of the Vendor, and this Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c) **Ownership**: To the best of its knowledge, the Vendor is the beneficial owner of, and has good and marketable title to, the Alto Dorado Royalty free and clear of all Encumbrances and, to the best of its knowledge, is the beneficial owner of, and

has good marketable title to, the Other Royalties free and clear of all Encumbrances.

(d) **Rights to Royalty**: To the best of its knowledge, the Vendor has the exclusive right to own the Alto Dorado Royalty subject to the Pre-emptive Rights and, to the best of its knowledge, Vendor has the exclusive right to own the Other Royalties.

(e) **No Rights to Royalty**: To the best of Vendor's knowledge, other than the Pre-emptive Rights, there is no agreement, Contract, option, commitment or other right in favor of, or held by, any Person other than the Purchaser to acquire the Alto Dorado Royalty or any portion thereof and, to the best of its knowledge, there is no agreement, contract, option, commitment or other right in favor of, or held by, any Person other than the Purchaser to acquire any of the Other Royalties or any parts hereof.

(f) **Royalty Assignable**: To the best of Vendor's knowledge, subject to the Pre-emptive Rights, the Alto Dorado Royalty is freely assignable to the Purchaser and, to the best of the Vendor's knowledge, the Other Royalties are freely assignable to the Purchaser.

(g) **Books and Records**: The Books and Records fairly and correctly set out and disclose in all material respects all material financial transactions of the Vendor relating to the Royalties, all of which are under the exclusive ownership and direct control of the Vendor (including all means of access thereto and therefrom) and the Vendor has original or true copies of all such Books and Records in its possession.

(h) **Residency**: The Vendor, with the exception of Hecla Canada, is a non-resident of Canada for the purposes of the *Income Tax Act* (Canada). Hecla Canada is not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada).

(i) **Adverse Proceedings**: To the best of the Vendor's knowledge, there are no current, pending or threatened Proceedings of, by, against, or relating to, the Vendor or any Royalty, Permit or Royalty Agreement. The Vendor is not aware of any basis for any other Proceeding which, if pursued, would have a significant likelihood of having a material adverse effect on any Royalty.

(j) **No Seizure**: To the best of the Vendor's knowledge, there is no appropriation, expropriation or seizure of any Royalty that is pending or that has been threatened.

(k) **Material Contracts**: To the best of Vendor's knowledge, Schedule A contains a complete and accurate listing and description of the Royalty Agreement, Permits and Contracts by which the Vendor is bound or under which the Vendor is entitled to any benefits pertaining to the Alto Dorado Royalty, and correct and complete copies of such Royalty Agreement, Permits and Contracts have been made available to the Purchaser, and to the best of the Vendor's knowledge

Schedule A contains a complete and accurate listing and description of all Royalty Agreements, Permits and Contracts by which the Vendor is bound or under which the Vendor is entitled to any benefits pertaining to the Other Royalties and correct and complete copies of such Royalty Agreements, Permits and Contracts have been made available to the Purchaser.

(l) **Good Standing**: The Vendor is not in breach or default of any of the terms of any Royalty Agreement or Permit and the Vendor is not aware of any breach or default of any term of any Royalty Agreement or Permit by any other party thereto, to the knowledge of the Vendor, each Royalty Agreement and Permit is in good standing and in full force and effect and no Royalty Agreement or Permit has been amended save as detailed in Schedule A. No state of facts exists, which, after notice or lapse of time or both, would constitute a default or breach by the Vendor under any Royalty Agreement or Permit. The Vendor has not received any notice of any default, breach or termination of any Royalty Agreement or Permit or of any fact or circumstance which will, or is likely to, result in such a default, breach or termination.

(m) **No Adverse Implications**: Other than pursuant to a Pre-emptive Right, neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contemplated by or contained in this Agreement will:

(a) give any Person the right to terminate, cancel or amend any contractual or other right of the Vendor where such termination, cancellation or removal would have an adverse effect on any Royalty;

(b) result in the creation of any Encumbrance on any Royalty or in a breach of or a default under any agreement giving a third party security against any Royalty or in the crystallization of any floating charge on any Royalty, where any of such events could have an adverse effect on any Royalty;

(c) result in a breach or contravention of or default under any provision of any Permit, Royalty Agreement or Law to which the Vendor is a party or by or to which the Vendor or any Royalty is bound or is subject, which could have an adverse effect on any Royalty or which could impair the legality or enforceability of this Agreement or the Transaction, or require the consent of any Person;

(d) be contrary to any of the provisions of the Charter Documents of the Vendor; or

(e) result in any fees, duties, taxes, assessments or other amounts relating to any Royalty becoming due or payable, other than any tax imposed pursuant to Part IX of the Excise Tax Act (Canada) payable by the Purchaser in connection with the Transaction.

(n) **Government Approvals**: There is no Permit or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority, court, board or arbitrator that is required for the execution or delivery by the Vendor of this Agreement, or the completion or performance by the Vendor of the Transaction, or the validity or enforceability of this Agreement against the Vendor.

(o) **No Adverse Knowledge**: Except as disclosed in this Agreement, the Vendor has no information or knowledge of any fact relating to any Royalty, any Royalty Agreement, any Permit, the counter-party to any Royalty Agreement, or the Transaction which might reasonably be expected to materially and adversely affect any Royalty.

(p) **Full Disclosure**. The Vendor has disclosed to the Purchaser all facts relating to the Royalties which could be reasonably expected to be material to a Person intending to purchase the Royalties.

(q) **Material Facts**. This Agreement does not contain any untrue statement by the Vendor of a material fact nor has the Vendor omitted to state in this Agreement a material fact necessary in order to make the statements contained herein not misleading.

(r) **Enforceability**. This Agreement has been and each document to be delivered on Closing to which the Vendor is a party will on Closing be duly executed and delivered by the Vendor and this Agreement and each such Closing document to which the Vendor is a party will on Closing constitute a valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms.

3.2 The Representations and Warranties of the Vendor set forth in Section 3.1 are subject to and limited by the Royalty Agreements and applicable Law whether now in effect or subsequently enacted.

4. Representations and Warranties of the Purchaser

4.1 Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendor as follows and acknowledges that the Vendor is relying upon the following representations and warranties in connection with the Transaction:

(a) **Status**: The Purchaser is an incorporated and validly existing company under the Corporations Act, in good standing with respect to the filing of annual reports in the office of the Registrar, has never been struck from the register maintained by the Registrar or dissolved or liquidated, and has full power and capacity to enter into, carry out the Transaction, and duly observe and perform all its obligations contained in this Agreement.

(b) **Due Authorization**: The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement, and the completion of the Transaction, have been authorized by all necessary corporate action on the part of the Purchaser, and this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c) **Non-contravention**: Neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contained in this Agreement will result in a breach of or default under, or be contrary to, any of the provisions of the Charter Documents of the Purchaser or any Encumbrance, indenture, Contract, agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound.

(d) **Investment Canada**: The Purchaser is not a non-Canadian within the meaning of the *Investment Canada Act* (Canada).

(e) **GST Registration**: The Purchaser is a registrant for purposes of Part IX of the *Excise Tax Act* (Canada), and the Purchaser's registration number is 88352 0702 RP 00001.

(f) **IPO**: The Initial Public Offering on Closing has the attributes disclosed in the Prospectus.

(g) **Reporting Issuer**: On Closing, the Purchaser shall be a reporting issuer under all applicable securities laws and policies of Ontario and British Columbia, and the Consideration Shares shall be validly issued as fully paid and non-assessable common shares in the capital of the Purchaser and exempt from escrow requirements and hold periods. Purchaser agrees to use its best efforts to remain listed on the Toronto Stock Exchange and to comply with all applicable Canadian securities laws and regulations.

(h) **Full Disclosure**: Except as precluded by applicable laws, the Purchaser has disclosed to Vendor all facts relating to the IPO and Consideration Shares, which could reasonably be expected to be material to a Person intending to purchase such Shares.

(i) **Material Facts**: This Agreement does not contain any untrue statement by the Purchaser of a material fact nor has the Purchaser omitted to state in this Agreement a material fact necessary in order to make the statement contained herein not misleading.

(j) **Enforceability**: This Agreement has been and each document to be delivered on Closing to which the Purchaser is a party will on Closing be duly executed and delivered by the Purchaser and this Agreement and each Consideration document to which the Purchaser is a party will on Closing constitute a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

5. Pre-closing Matters

5.1 Operations until Closing

Except as otherwise provided in this Agreement or as otherwise agreed in writing by the Purchaser, the Vendor shall from the date of this Agreement up to the Closing:

(a) use all reasonable efforts to preserve the Royalties;

(b) not allow any Royalty to become subject to any Encumbrance;

(c) not sell, lease, license, transfer or otherwise dispose of, or agree to sell, lease, license, transfer or otherwise dispose of, any Royalty;

(d) take good care of the Royalties and take reasonable care to protect and safeguard the Royalties;

(e) make all necessary tax, governmental and other filings necessary in respect to the Royalties in a timely fashion; and

(f) not, without the prior written consent of the Purchaser, amend or vary any Royalty Agreement or Permit, or obtain any additional Permit in connection with any Royalty except:

   (a) renewals or replacements of any of the Permits on substantially the same terms and conditions; and

   (b) any additional Permits required so as to maintain the Royalties;

(g) provide to the Purchaser, its employees, representatives and agents, full access during normal business hours to the Vendor's personnel and its facilities and properties and to the Books and Records and to all, or true copies of all, title documents, Royalty Agreements, Encumbrances, Permits, Contracts and other documents relating to the Royalties, and furnish them with all such information relating to the Royalties as the Purchaser from time to time reasonably requests; it being acknowledged and agreed by the Vendor that no investigation made by the Purchaser or any of its employees, representatives or agents shall have the effect of waiving or diminishing the scope of, or otherwise affect the Purchaser's right to rely on, any representation or warranty made by the Vendor in this Agreement or in any document, instrument or agreement delivered pursuant to this Agreement; and

(h) use all reasonable efforts to ensure that the representations and warranties of the Vendor in this Agreement are true and correct at the Closing and that the conditions of the Purchaser in section 6.1 and the mutual conditions in section 6.3 are fulfilled at the Closing, and will inform the Purchaser promptly of any state of facts which will result in any representation or warranty of the Vendor being untrue or incorrect or in any condition of the Purchaser in section 6.1 or mutual condition in section 6.3 being unfulfilled at the Closing.

5.2 Confidentiality

The Purchaser acknowledges that certain information, materials and documentation received or observed by it pursuant to subsection 5.1(g) may be confidential. The Purchaser shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent the Purchaser from disclosing or making available to its accountants, professional advisers and bankers and other lenders, whether current or prospective, any such information, materials and documentation on a confidential basis for the purpose of carrying out the Transaction. This clause shall terminate on Closing, provided however, that any obligation of confidentiality contained in the Royalty Agreements shall survive as provided therein.

5.3 Return of Information

If the purchase of the Royalties pursuant to this Agreement is not completed, the Purchaser shall return to the Vendor all materials, documentation, data, records, drawings and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) referred to in subsection 5.1(g) in the possession of the Purchaser and maintain the confidentiality of all information or knowledge obtained from the Vendor, and not use any such information or knowledge for any purpose whatsoever.

5.4 Remedies

The Purchaser acknowledges and agrees that if any of the provisions contained in sections 5.2 and 5.3 are not performed in accordance with the terms set out therein, the Vendor will be entitled to an injunction to prevent any breach of such provisions and may specifically enforce such provisions in any action instituted in any court having jurisdiction. These specific remedies are in addition to any other remedy to which the Vendor may be entitled at law or in equity.

5.5 Consents and Reissues

The Vendor shall use all reasonable efforts to obtain, prior to the Closing Date:

(a) all consents, approvals, releases and waivers in form and substance satisfactory to the Purchaser, acting reasonably, necessary for the assignment of the Vendor's interests in the Royalty Agreements and the Permits to the Purchaser and the transfer of the Royalties to the Purchaser. Without limiting the generality of the foregoing, the Vendor agrees to execute, or cause its affiliates to execute, as the case may be, a Royalty Assignment Agreement in respect of each Royalty and to

use its best efforts to obtain an executed copy thereof from each respective Operator prior to and for delivery at Closing;

(b) if applicable, the re-issue or novation of any Royalty Agreement or Permit in the name of the Purchaser, and the Vendor shall not, except as presently contemplated by the terms thereof, or except with the prior written consent of the Purchaser, agree to any amendment or variation to the terms of any Royalty Agreement or Permit in connection with, or as a condition of, such assignment or re-issue. The Purchaser shall give to the Vendor such information and copies of such documents relating to the Purchaser which the Vendor may reasonably request in order to obtain any consent or approval, or re-issue referred to above; and

(c) if applicable, the waiver of any third party's Pre-emptive Rights which are appropriate to seek to be waived in the circumstances of a sale of the respective Royalty.

5.6 Consent Not Received by Closing

If a consent or approval of a third party required to permit the transfer or assignment to the Purchaser of the Vendor's interest in any Royalty Agreement or Permit is not received on or before the Closing, and if, notwithstanding such non-receipt, the Vendor and the Purchaser proceed to complete the Transaction, the transfer or assignment of such Royalty Agreement and Permit in respect of which the required consent has not been received on or before the Closing will not be effective in each case until the applicable consent or approval has been received and such Royalty Agreement or Permit will be held by the Vendor following the Closing in trust for the benefit and exclusive use of the Purchaser. The Vendor shall continue to use reasonable efforts to obtain the required consents and approvals and shall only make use of such Royalty Agreement and Permit in accordance with the directions of the Purchaser that do not conflict with the terms of such Royalty Agreement or Permit.

5.7 Purchaser's Covenant

The Purchaser shall, prior to the Closing Date:

(a) execute and deliver such assignment and assumption agreements and applications for consents in such form and content as may be reasonably required by the Vendor to obtain the consents, approvals, waivers, novations and re-issues, referred to in section 5.5; and

(b) diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering prior to the Closing Date.

5.8 Vendor's Covenant

The Vendor hereby covenants and agrees that:

(a) prior to and after the Closing Date it, or its affiliate, as the case may be, will execute such assignment agreements and applications in such form and content as

may be reasonably required by the Purchaser to give notice to the Operator and cause the Purchaser's interest in the Royalty to be registered to the greatest extent possible under Law;

(b) in the event that any of the "Properties" as defined in the Royalty Agreement or the tenures in respect thereof are or become vested in the name of the Vendor, then such respective Royalty and interest in the respective Royalty Agreement shall not merge with such greater interest in such respective Property or Properties;

(c) it has all right, title and authority to disclose all information provided by the Vendor to the Purchaser in respect to the Royalty, the Royalty Agreement and the Properties, licences and tenures relative to the Royalty Agreement and upon Closing, such information shall become property of the Purchaser;

(d) it shall promptly forward to the Purchaser any notices it receives, to and after Closing, in respect to the Royalty and the Royalty Agreement; and

(e) it shall within a reasonable amount of time after Closing cause the Alto Dorado Royalty to be registered in the Mining Public Registry of Trujillo, Peru, or in any other appropriate mining or governmental registry in Peru, to the greatest extent possible under the relevant Law, at the sole expense of Purchaser. Purchaser agrees to reimburse Vendor in U.S. dollars within thirty (30) days after being presented with an invoice for such expenses to register the Alto Dorado Royalty.

6. Conditions of Closing

6.1 Conditions of the Purchaser

The obligation of the Purchaser to complete the Transaction is subject to the fulfilment of the following conditions:

(a) **Representations and Warranties**: The representations and warranties of the Vendor contained in this Agreement being true and correct on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (subject to subsection 5.1(f) if the Purchaser's consent required thereunder has been obtained);

(b) **Covenants**: All of the covenants and obligations of the Vendor to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c) **Certificate of Vendor**: There having been delivered to the Purchaser a certificate of the Vendor dated the Closing Date, executed by an authorized officer or director of the Vendor, certifying that the representations and warranties made by the Vendor in this Agreement are true and correct as at the Closing (subject to subsections 5.1(f) and that all covenants and obligations to be observed or

performed by the Vendor on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed;

(d) **Releases:** There having been delivered to the Purchaser duly executed releases, in registrable form where applicable, of or evidence to the satisfaction of the Purchaser as to, the discharge of all Encumbrances against the Royalties;

(e) **Satisfactory Due Diligence:** The Purchaser being satisfied with the results of its due diligence investigations with respect to the Royalties;

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Purchaser may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the Purchaser will be released from all obligations under this Agreement, and the Vendor will also be so released unless the Vendor was reasonably capable of causing such condition or conditions to be fulfilled or unless the Vendor has breached any of its covenants or obligations in or under this Agreement. The foregoing conditions are for the benefit of the Purchaser only and accordingly the Purchaser will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.2 Conditions of the Vendor

The obligation of the Vendor to complete the Transaction is subject to the fulfilment of each of the following conditions:

(a) **Representations and Warranties:** The representations and warranties of the Purchaser contained in this Agreement being true on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing;

(b) **Covenants:** All of the covenants and obligations of the Purchaser to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c) **Certificate of Purchaser:** There having been delivered to the Vendor a certificate of the Purchaser dated the Closing Date, executed by an authorized officer or director of the Purchaser, certifying that the representations and warranties made by the Purchaser in this Agreement are true and correct as at the Closing and that the covenants and obligations to be observed or performed by the Purchaser on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed; and

(d) **Consideration Shares:** The Vendor's reasonable satisfaction that the Consideration Shares shall have those attributes as disclosed in the Prospectus.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Vendor may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the Vendor will be released from all obligations under this Agreement, and the Purchaser will also be so released unless the Purchaser was reasonably capable of causing such condition or conditions to be fulfilled or unless the Purchaser has breached any of its covenants or obligations in or under this Agreement. The foregoing conditions are for the benefit of the Vendor only and accordingly the Vendor will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.3 Mutual Conditions

The obligations of the Vendor and of the Purchaser to complete the Transaction are subject to fulfilment of the following conditions:

(a) **No Orders or Proceedings:** No injunction or restraining order or other decision, ruling or order of a court or administrative tribunal of competent jurisdiction being in effect which prohibits, restrains, limits or imposes conditions on, the Transaction and no action or proceeding having been instituted or remaining pending or having been threatened before any such court or administrative tribunal to restrain, prohibit, limit or impose conditions on the Transaction; and

(b) **Obtain Consents:** The Vendor having obtained all consents, approvals, novations, reissues and waivers referred to in section 5.5 in each case in form and substance satisfactory to the Purchaser, acting reasonably, and the same having been delivered to the Purchaser.

(c) **Regulatory Approvals:** The receipt of the Regulatory Approvals; and

(d) **IPO Closing:** Completion of the Initial Public Offering.

In the event that any of the foregoing conditions is not performed or fulfilled at or before the Closing, either the Purchaser or the Vendor may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the party so terminating this Agreement will be released from all obligations under this Agreement, and the Vendor, if the Purchaser is the party terminating this Agreement, and the Purchaser, if the Vendor is the party terminating this Agreement, will also be so released unless the Vendor, or the Purchaser, as the case may be, was reasonably capable of causing such condition or conditions to be fulfilled or has breached any of its covenants or obligations in or under this Agreement.

7. Closing Transactions

7.1 Time and Place

Subject to section 7.3A, the Closing shall take place in the offices of Fasken Martineau DuMoulin LLP at Vancouver, BC at 8:30 o'clock A.M. on the Closing Date; or at such other time and date, or both, as the Vendor and the Purchaser or their respective solicitors may agree upon.

7.2 Vendor's Closing Documents

At the Closing, the Vendor shall deliver the following to the Purchaser:

(a) an executed copy of this Agreement;

(b) certified copies of either:

(i) resolutions of the directors of the Vendor approving the completion of the Transaction; or

(ii) certificate pursuant to Section 6.1(c) stating such director approval is not required by the Vendor's Charter Documents;

(c) a Direction to the Transfer Agent in the form attached as Schedule D;

(d) a certificate of the Vendor pursuant to section 6.1(c);

All other documents, instruments, and agreements not mentioned above in this section 7.2 that are required to be executed and delivered by Vendor pursuant to this Agreement will be done within a reasonably practicable time after the Closing Date.

7.3 Purchaser's Closing Documents

At the Closing the Purchaser shall deliver the following to the Vendor:

(a) a share certificate representing the Consideration Shares;

(b) certified copies of resolutions of the directors of the Purchaser approving the Transaction and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement; and

(c) a certificate of the Purchaser pursuant to section 6.2(c).

7.3A Closing Arrangements

For the purposes of Closing the parties agree that:

(a) the documents detailed in section 7.2 and section 7.3(b) and (c) may be delivered by facsimile, with originals to follow, in a timely fashion, by courier;

(b) the document detailed in section 7.2(d) may be delivered by courier, in a timely fashion, following Closing; and

(c) the share certificate detailed in section 7.3(a) shall be delivered pursuant to the direction detailed in section 7.2(c).

7.4 Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any party to the others pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

7.5 Transfer of Royalty

Subject to compliance with the terms and conditions of this Agreement and section 5.6, the transfer of the Royalties to the Purchaser shall be deemed to take effect as at the Closing.

8. Responsibility for Obligations and Liabilities

8.1 Assumption by Purchaser

On the Closing, the Purchaser shall assume and be responsible for the observance, performance and payment of all obligations and liabilities which are to be observed, performed or paid, from and after the Effective Time, under the Royalty Agreements and the Purchaser shall indemnify and save the Vendor harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Vendor by reason of the failure of the Purchaser to perform or pay any of the obligations and liabilities referred to in this section 8.1 and for which the Purchaser is responsible in this Agreement.

8.2 Vendor's Obligations and Liabilities

The Vendor shall be responsible for the observance and performance of all obligations and payment of all liabilities relating to the Royalties other than those to be observed, performed or paid by the Purchaser as set out in this Agreement and the Vendor shall indemnify and save the Purchaser harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Purchaser by reason of any failure of the Vendor to perform or satisfy any of the obligations and liabilities for which the Vendor is responsible in this Agreement.

8.3 Payment of Taxes on Sale and Transfer

The Purchaser shall be responsible for and shall pay when due any excise taxes (goods and services taxes) and similar taxes (but not income taxes of the Vendor) and any registration fees payable in respect of the sale and transfer of the Royalties to the Purchaser.

9. Survival of Representations and Recourse

9.1 Survival

The representations, warranties, covenants and obligations of:

(a) the Vendor in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement; and

(b) the Purchaser in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement,

shall survive the Closing and shall continue in full force and effect for a period of three years from the Closing Date.

9.2 Limitation

Within the time period as specified in Section 9.1:

(a) the Purchaser will be entitled to make a claim against the Vendor in respect of the breach of any warranty, representation, covenant or obligation of the Vendor in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

   (a) written notice of any such claim is given by or on behalf of the Purchaser to the Vendor within three years from the Closing Date; and

   (b) the aggregate amount of all such claims exceeds US$40,000;

   provided that the Vendor's liability to the Purchaser shall be for the entire aggregate amount of such claim and not only for amounts in excess of the said aggregate amount.

(b) the Vendor will be entitled to make a claim against the Purchaser in respect of the breach of any warranty, representation, covenant or obligation of the Purchaser in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

   (a) written notice of any such claim is given by or on behalf of the Vendor to the Purchaser within three years from the Closing Date;

   (b) the aggregate amount of all such claims exceeds US$40,000;

provided that the Purchaser's liability to the Vendor shall be for the entire aggregate amount of such claim and not only for amounts in excess of the said aggregate amount.

9.3 Defense of Third Party Claims

In the event of a claim (an "Indemnity Claim") being made by a third party against a party (the "Indemnified Party") in respect of which, subject to section 9.2 another party (the "Indemnifier") is or may be obligated under or arising out of this Agreement to indemnify, pay damages to or otherwise compensate the Indemnified Party, the following provisions shall apply.

The Indemnified Party shall promptly give written notice to the Indemnifier of any Indemnity Claim in respect of which the Indemnified Party intends to claim for indemnification against the Indemnifier. Such notice shall specify with reasonable particularity (to the extent that the information is available) the nature of the Indemnity Claim. The Indemnifier shall, at its own expense, assume control of the negotiation, settlement and defense of such Indemnity Claim. The Indemnified Party shall co-operate with the Indemnifier in respect of such Indemnity Claim and the Indemnifier shall reimburse the Indemnified Party for all the Indemnified Party's reasonable expenses as a result of the Indemnifier's assumption of such Indemnity Claim and arising from the Indemnified Party's co-operation.

The Indemnified Party will have the right to participate in the negotiation, settlement and defense of such Indemnity Claim at its own expense and will have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifier and the Indemnified Party shall be retained by the Indemnifier. If the Indemnifier fails to defend any Indemnity Claim within a reasonable time, the Indemnified Party will be entitled to assume control of the Indemnity Claim at the expense of the Indemnifier and the Indemnifier will be bound by the results obtained by the Indemnified Party with respect to such Indemnity Claim.

The following provisions shall also apply with respect to Indemnity Claims:

(a) In the event that any Indemnity Claim is of a nature such that the Indemnified Party is legally bound or required by applicable law to make a payment to any person (a "Third Party") with respect to such Indemnity Claim before the completion of settlement negotiations or related legal proceedings, including, without limitation, the posting of any security to stay any process of execution or judgment, the Indemnifier shall be obligated to make such payment or post security therefore on behalf of the Indemnified Party. If the Indemnifier fails to do so, the Indemnified Party may make such payment or post security therefore and the Indemnifier shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment or cause the security to be replaced and released. If the amount of any liability of the Indemnified Party under the Indemnity Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifier to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the

difference from the Third Party, pay the amount of such difference to the Indemnifier.

(b) Except in the circumstance contemplated by subsection 9.3(a) above, and unless the Indemnifier fails to assume control of the negotiation, settlement and defense of any Indemnity Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Indemnity Claim except with the prior written consent of the Indemnifier (which consent shall not be unreasonably withheld).

(c) The Indemnified Party shall not permit any right of appeal in respect of any Indemnity Claim to terminate without giving the Indemnifier notice thereof and an opportunity to contest such Indemnity Claim.

(d) The Indemnified Party and the Indemnifier shall co-operate fully with each other with respect to Indemnity Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Indemnity Claim with his or her counterpart and with counsel at all reasonable times.

(e) Notwithstanding the above provisions of this section 9.3, the Indemnifier shall not settle any Indemnity Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party.

(f) The provisions of this section 9.3 are intended to set out the procedures to be followed with respect to an Indemnity Claim and, provided the Indemnified Party follows such procedures in all material respects, nothing contained in this section 9.3 will derogate from the Indemnifier's obligations to indemnify the Indemnified Party.

10. Right of First Refusal

(a) should the Vendor desire to transfer any or all of the Consideration Shares, it shall give written notice to the Purchaser (the "Transfer Notice") specifying the number of Common Shares that it desires to transfer (the "Offered Shares"), the price, in CDN dollars, for the Offered Shares, and the terms of payment upon which the Purchaser is prepared to transfer the Offered Shares. The Transfer Notice shall constitute the Purchaser as the agent of the Purchaser for the sale of the Offered Shares to any other party at the price and upon the terms of payment specified in the Transfer Notice. The Transfer Notice shall constitute an offer by the Vendor to sell the Offered Shares (the "Offer");

(b) the Vendor shall not be obligated to sell in the aggregate less than all of the Offered Shares pursuant to this section 10;

(c) the Purchaser shall have fourteen (14) days in which to give written notice that to Vendor it accepts the Offer. Upon receipt of such written notice by the Purchaser

a binding contract of purchase and sale between the Offeror and the party who transmitted such notice shall be deemed to come into existence on the terms set out in the Transfer Notice, which contract will be completed in acceptance by a third party. If Purchaser does not accept the Offer by written notice to Vendor within fourteen (14) days of receipt of the Transfer Notice, then Vendor shall have no further obligation to Purchaser with respect to the Offered Shares.

11. Miscellaneous

11.1 Legal and Other Fees and Expenses

Unless otherwise specifically provided herein, the parties will pay their respective legal, accounting and other professional fees and expenses incurred by each of them in connection with the negotiation and settlement of this Agreement, the completion of the Transaction and other matters pertaining hereto.

11.2 Notices

All notices, requests, demands or other communications required or permitted to be given by any party to another pursuant to this Agreement shall be given in writing and delivered by personal service, pre-paid registered mail or facsimile, addressed as follows:

To the Vendor:

Hecla Mining Company
6500 N. Mineral Drive, Suite 200
Coeur d'Alene, ID
83815-9408 USA

Attention: Lewis E. Walde, Vice President and CFO

Facsimile: 208-769-7612

with a copy to:

Hecla Mining Company
6500 N. Mineral Drive, Suite 200
Coeur d'Alene, ID
83815-9408 USA

Attention: John N. Galbavy, General Counsel

Facsimile: 208-769-7612

To the Purchaser:

International Royalty Corporation
10 Inverness Drive East
Suite 104
Denver, Colorado 80112
U.S.A.

Attention: Doug Silver

Facsimile: 303-799-9017

and

Attention: George Young

Facsimile: 303-799-9017

with a copy to:

Fasken Martineau DuMoulin LLP
66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

Attention: Michael Bourassa

Facsimile: 416-364-7813

subject to any notice of change of address or fax number given in accordance herewith. Any notice shall be deemed to have been given and received:

(a) if personally delivered, then on the day of personal service to the recipient party, provided that if such date is a day other than a Business Day such notice shall be deemed to have been given and received on the first Business Day following the date of personal service;

(b) if by pre-paid registered mail, then the first Business Day, after the expiration of five (5) days following the date of mailing; or

(c) if sent by facsimile transmission and successfully transmitted prior to noon on a Business Day of the recipient party, then on that Business Day, and if successfully transmitted after noon on a Business Day of a recipient party then on the first Business Day following the date of transmission.

11.3 Further Assurances

Each of the parties shall execute and deliver such further documents and do such further acts and things as may be reasonably required from time to time, either before, on or after the Closing Date, to carry out the full intent and meaning of this Agreement and to assure to the Purchaser good and valid title to the Royalties, free and clear of all Encumbrances save the Pre-emptive Rights.

11.4 Time of the Essence

Time shall be of the essence of this Agreement.

11.5 Brokers' Fees

Each of the parties acknowledges and agrees that it is not aware of any current or possible future claim for brokerage, agency, finder's fee or commission in connection with the transactions contemplated by this Agreement and that if any such claim should arise through, or under, or by virtue of any action taken by, any party, such party shall indemnify and hold harmless the others in respect thereof.

11.6 Entire Agreement

This Agreement constitutes the entire agreement between the Vendor and the Purchaser pertaining to the Transaction and supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of the Vendor and the Purchaser, including the letter agreement between the parties dated October 29, 2004, and there are no warranties, representations, covenants, obligations or agreements between the Vendor (or any Affiliate thereof) and the Purchaser except as set forth in this Agreement.

11.7 Confidentiality, Public Disclosure

Subject to the requirements of the Royalty Agreements:

(a) This Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by applicable Law and then upon notice by the disclosing party to the other party) without the prior written approval of the other party, which shall not be unreasonably withheld.

(b) The content of any public disclosure or press release respecting this Agreement or the Transaction shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this section 11.7 is subject always to all disclosure obligations of the Purchaser and the Vendor under applicable securities laws.

11.8 Assignment

Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by either party hereto without the written consent of the other party first obtained, such consent not to be unreasonably withheld. The Vendor hereby confirms his consent to the transfer of this Agreement by the Purchaser to an Affiliate of the Purchaser so long as the Purchaser remains fully obligated to the Vendor under the terms of this Agreement notwithstanding such transfer.

11.9 Invalidity

Each of the provisions contained in this Agreement is distinct and severable and a determination of illegality, invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof, unless as a result of such determination this Agreement would fail in its essential purposes.

11.10 Waiver and Amendment

Except as expressly provided in this Agreement, no amendment or waiver of it will be binding unless made in writing by the party to be bound by such amendment or waiver. No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any other part of the provision or any other provision of this Agreement nor a continuing waiver unless otherwise expressly provided.

11.11 Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of subsections 5.2, 5.3, 5.4, 5.8(b), 11.1, 11.5 and 11.7 shall survive such termination and remain in full force and effect.

11.12 Counterparts

This Agreement may be signed in counterparts and by facsimile counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

11.13 Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

Address for delivery of Consideration Share Certificate: Hecla Mining Company 6500 N. Mineral Dr., Suite 200 Coeur d'Alene, Idaho 83815-9408 USA	**Hecla Mining Company,** by its authorized signatory: ____________________ VP-CFO
Address for delivery of Consideration Share Certificate: Hecla Mining Company of Canada Ltd. c/o Jim Matthews, Esq. Aird & Berlis LLP Suite 1800, 181 Bay Street Toronto, Ontario M5J 2T9	**Hecla Mining Company of Canada Ltd.,** by its authorized signatory: ____________________ Treasurer

International Royalty Corporation
by its authorized signatory:

____

____

SCHEDULE A

Royalty Agreements

Property	Agreement
Alto Dorado	Option to Purchase and Royalty Agreement dated June 1, 2002, as amended, between Minera Hecla del Peru, S.A., and Candente Resources Corp. Transfer of Rights Agreement dated July 10, 2003, between Compañia Minera Oro Candente, S.A., and Minera Hecla del Peru, S.A.
Ambrosia Lake	Assignment of Overriding Royalty Interest dated May 18, 1957, as thereafter amended, a 2/3 of 3% (2%) overriding royalty interest from the production of uranium and uranium bearing solutions from Sections 29, 33 and 35, Township 14 North, Range 9 West. The overriding royalty interest also applies to 100% of the South ½ of Section 27 and a 50% interest in the North ½ of Section 27; and to 20% of an undivided ½ interest in part of the North ½ of Section 31.
Apex	September 20, 1996 Royalty Deed and Assignment among Hecla Mining Company ("Hecla") and Cominco American Incorporated and Penarroya Utah, Inc. granting Hecla a 3% Net Smelter Returns royalty, capped at US$1,000,000 in respect of the properties subject to the Deed.
Clear	January 29, 1998 Quitclaim Deed with Reserved Royalty granted by Nevada Mine Properties, Inc., ("NMP") to Minefinders (USA) Inc. ("Minefinders") reserving to NMP a 3% Net Smelter Royalty for gold and silver in respect of the properties subject to the Deed
Dottie	July 29, 1998 Quitclaim Deed with Reserved Royalty granted by NMP to Minefinders, reserving to NMP a 3% Net Smelter Royalty for gold and silver in respect of the properties subject to the Deed.
Gutsy	January 31, 1996 Quitclaim Deed with Reserved Royalty granted by NMP to Minefinders, reserving to NMP a 3% Net Smelter Royalty for precious metals.

Liard/Schaft Creek	December 7, 1978 Assignment and Assumption Agreement among Hecla Operating Company ("Hecla Operating") Teck Corporation and Liard Copper Mines Ltd. (N.P.L.) wherein Hecla Operating was granted a 5% net proceeds interest and a 3-1/2% overriding fully carried net proceeds interest, both in respect of the properties subject to the Agreement.
Longton/Triple	Letter of Octagon Resources, Inc. to Hecla confirming that Geodome Petroleum Company holds a 0.0625% royalty interest in a well in Lincoln County, Oklahoma.
Oro Blanco	January 29, 1998 Quitclaim Deed with reserved Royalty granted by Hecla to Minefinders reserving to Hecla a 3% Net Smelter Royalty on gold and silver in respect to the properties subject to the Deed.
Soledad Mountain	September 24, 1992 Royalty Deed granted by Golden Queen Mining Company, Inc. to CoCa Mines Inc. ("CoCa") granting CoCa a sliding 2% to 5% Net Smelter Returns Royalty, capped at $300,000 plus simple interest at Chase Manhattan Bank prime rate, in respect of the properties subject to the Deed.
Trenton Canyon	August 1, 1994 Agreement (the "NMP-WX Agreement") between Nevada Mine Properties, Inc. ("NMP"), Priority Minerals Limited ("PML") and WFD Limited ("WFD"), [PML and WFD are collectively referred to as WX Syndicate] a copy of which is attached hereto.
	December 29, 1994 Ratification and Assumption Agreement between Santa Fe Pacific Gold Corporation, WX Syndicate and NMP, a copy of which is attached hereto.
Wheeler 7 U1	October 2, 2001 Division Order from Red Willow Production Company to Hecla confirming a .00015672 interest in production or proceeds. Red Willow is responsible for 10% of the royalty payment, while ChevronTexaco is responsible for 90% of the royalty payment.
Yellowknife Lithium	January 22, 1996 Net Profit Royalty Agreement granted by EREX International Ltd. granting Equinox Resources (Canada) Inc. a 2% Net Profits Royalty in respect of the properties subject to the Agreement.

SCHEDULE B

Pre-emptive Rights

Property	Description
Alto Dorado	Pursuant to the documents granting Minera Hecla Del Peru S. A. a 2.5% Net Smelter Royalty, the grantor, Cia Minera Oro Candente S. A. reserved the right to purchase 60% of such royalty (i.e. 1.5%) for US$1,500,000.

SCHEDULE C

Royalty Assignment Agreement

his Agreement is made as of the ___________ day of ____________________, 2005.

AMONG:

[redacted]

(the "**Assignor**")

AND:

INTERNATIONAL ROYALTY CORPORATION

(the "**Assignee**")

AND:

[redacted]

(the "**Owner**")

WHEREAS:

A. The Owner holds the interest as described in Schedule 1 (the "**Property**").

B. By instrument more particularly described in Schedule 2 (the "**Royalty Agreement**") the royalty described in Schedule 3 (the "**Royalty**") was granted to the Assignor by the Owner or a predecessor in interest to the Owner.

C. Assignor and Assignee entered into a Royalty Purchase Agreement dated February ___, 2005, and the definitions therein are incorporated into this Royalty Assignment Agreement.

D. The Assignor has agreed to assign to the Assignee the interest described in Schedule 4 in both the Royalty and the Royalty Agreement (collectively the "**Assigned Royalty**").

E. This Agreement is being entered into so as to confirm the respective relationship of the parties in respect to the Royalty.

NOW THEREFORE this Agreement witnesseth that in consideration of the mutual covenants and agreements the parties agree as follows:

1. The Assignor and the Owner confirm that:

(a) other than the Royalty Agreement, there is no other agreement or understanding, written or oral, between them pertaining to the Royalty;

(b) the Royalty is valid, enforceable, in good standing and unamended;

(c) neither the Assignor nor the Owner have any claims against or disputes with the other in respect to the Royalty; and

(d) there have been no prepayments or overpayments of the Royalty save as detailed in Schedule 5.

2. The Assignor hereby assigns the entire right, title and interest of the Assignor in the Assigned Royalty to the Assignee (the "**Assignment**") effective February 22, 2005 (the "**Effective Date**"), with the intent that the Assignee shall assume and be entitled to all rights, benefits, payments and privileges with respect to the Assigned Royalty at all times on and after the Effective Date.

3. The Assignee hereby assumes and agrees to perform all obligations of the Assignor under the Royalty Agreement in respect to the Assigned Royalty.

4. The Owner acknowledges the Assignment and in the event the Owner does not execute this Agreement then the Assignor shall cause a copy of this Agreement to be given to the Owner (pursuant to the notice provisions of the Royalty Agreement, if applicable) and shall provide the Assignee with satisfactory evidence of same.

5. For clarity and certainty, the Owner and the Assignee agree that the provision set out in Schedule 6 apply to the Assigned Royalty and confirm that where applicable the Assigned Royalty shall be deemed amended in such respect.

6. In the event that notice of the Royalty has not been filed by the Assignor in the respective government registry which accepts such filings, then the Assignor will cause such notice to be filed concurrently with the filing of a notice pertaining to the within assignment of the Assigned Royalty by the Assignor to the Assignee.

7. The Assignor and Assignee acknowledge that this Agreement is effective as between them not withstanding it may not have been executed by the Owner.

8. In the event it is necessary for the Owner to execute this Agreement or any other document so as to perfect the assignment of the Assigned Royalty, then until such takes place, the Assignor shall hold the Assigned Royalty in trust as bare trustee for the Assignee as beneficial owner and in that regard:

(a) any payment pertaining to the Assigned Royalty received by the Assignor from the Owner shall be delivered forthwith to the Assignee; and

(b) any legal action required to enforce the existence of or entitlement to the Assigned Royalty shall be taken by the Assignor, on behalf of the Assignee, on

the condition that the Assignee shall cover all costs, including legal costs, in connection therewith.

9. The Assignor hereby grants the Assignee the right to give notice, to the Owner under the Royalty Agreement and in the name of the Assignor, of the assignment to the Assignee of the Assigned Royalty.

10. This Agreement is subject to and limited by: (1) the Royalty Agreements; and, (2) applicable Laws now in effect and which become effective after the date hereof.

11. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and permitted assigns.

12. This Agreement may be signed by the parties in counterparts and by facsimile counterparts, as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date and year first above written.

Per: ______________________________
Authorized Signatory

INTERNATIONAL ROYALTY CORPORATION

Per: ______________________________
Authorized Signatory

Per: ______________________________
Authorized Signatory

Attachments to Schedule C:

Schedule 1 - Properties
Schedule 2 - Royalty Agreement
Schedule 3 - Royalty
Schedule 4 - Assigned Interest
Schedule 5 - Prepayments/Overpayments
Schedule 6 - Agreements Between the Owner and Assignee in Respect to the Assigned Royalty

SCHEDULE D

Direction

TO: CIBC MELLON TRUST COMPANY (the "Transfer Agent")

RE: INITIAL PUBLIC OFFERING OF 34,883,721 COMMON SHARES BY INTERNATIONAL ROYALTY CORPORATION (the "Company")

RE: ACQUISITION BY THE COMPANY OF HECLA ROYALTIES

The undersigned hereby directs the Transfer Agent to:

(a) accept delivery, from the Company, on behalf of each of the Shareholders listed below, of a share certificate issued in the name of the respective shareholder representing the number of Common Shares of the Company as respectively indicated below;

(b) on delivery of such respective share certificate, to execute and deliver to the Company a receipt on behalf the respective shareholder confirming delivery of such respective share certificate; and

(c) forward the respective share certificate by First Class Mail under Transfer Agent's Mail Insurance Policy to the respective undersigned at the respective address indicated below,

and this shall be your good and sufficient authority for so doing.

NAME OF SHAREHOLDER	ADDRESS	NUMBER OF COMMON SHARES
Hecla Mining Company	6500 N. Mineral Drive, Suite 200 Coeur d'Alene, ID 83815-9408 USA	144,151
Hecla Mining Company of Canada Ltd.	C/O James G. Matthews, Esq. Aird & Berlis LLP Suite 1800, 181 Bay Street Toronto, Ontario M5J 2T9	14,415

Dated as of February 22, 2005.

HECLA MINING COMPANY

Per: ______________________________
Authorized Signatory

HECLA MINING COMPANY OF CANADA LTD.

Per: ______________________________
Authorized Signatory

ROYALTY PURCHASE AGREEMENT

Agreement made as of March 18, 2005

Between

BHP Billiton World Exploration Inc., BHP Billiton Diamonds Inc., BHP Billiton Minerals Pty Ltd., BHP Minerals International Exploration Inc., BHP Minerals Ghana Inc., BHP Holdings (International) Inc., BHP Brasil Ltda., Minera BHP Billiton, S.A. De C.V. and BHP Minerals Holdings Proprietary Limited

and

International Royalty Corporation

TABLE OF CONTENTS

ROYALTY PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 18th day of March, 2005.

AMONG:

BHP BILLITON WORLD EXPLORATION INC., a Canadian corporation, having an office at 2300 – 1111 West Hastings Street, Vancouver, British Columbia, Canada V6E 4M3 ("**BHP World**")

OF THE FIRST PART

AND:

BHP BILLITON DIAMONDS INC., a Canadian corporation, having an office at 2300 – 1111 West Hastings Street, Vancouver, British Columbia, Canada V6E 4M3 ("**BHP Diamonds**")

OF THE SECOND PART

AND:

BHP BILLITON MINERALS PTY LTD., a State of Western Australia corporation, having an office at Level 27 BHP Billiton Centre, 180 Lonsdale Street, Melbourne VIC 3000, Australia ("**BHP Minerals**")

OF THE THIRD PART

AND:

BHP MINERALS INTERNATIONAL EXPLORATION INC., a State of Delaware corporation, having an office at 1360 Post Oak Boulevard, Suite 150, Houston, Texas, 77056-3020, United States of America ("**BHP International**")

OF THE FOURTH PART

AND:

BHP MINERALS GHANA INC., a State of Delaware corporation, having an office at 1360 Post Oak Boulevard, Suite 150, Houston, Texas, 77056-3020, United States of America ("**BHP Ghana**")

OF THE FIFTH PART

AND:

BHP HOLDINGS (INTERNATIONAL) INC., a State of Delaware corporation, having an office at 1360 Post Oak Boulevard, Suite 150, Houston, Texas, 77056-3020, United States of America ("**BHP Holdings**")

OF THE SIXTH PART

AND:

BHP BRASIL LTDA., a Brazilian corporation, having an office at Praia de Botafogo 228, 4° andar (parte), Rio de Janeiro, 22359-900, Brazil ("**BHP Brasil**")

OF THE SEVENTH PART

AND:

MINERA BHP BILLITON, S.A. DE C.V., a Mexican corporation, having an office at Dr. Paliza #101, Col.-Centenario, Hermosillo, Sonora, 83260, Mexico ("**Minera BHP**")

OF THE EIGHTH PART

AND:

BHP MINERALS HOLDINGS PROPRIETARY LIMITED, a State of Victoria corporation, having an office at Level 27 BHP Billiton Centre, 180 Lonsdale Street, Melbourne VIC 300, Australia ("**BHP Proprietary**")

OF THE NINTH PART

(BHP World, BHP Diamonds, BHP Minerals, BHP International, BHP Ghana, BHP Holdings, BHP Brasil, Minera BHP and BHP Proprietary being hereinafter collectively called the "**Vendors**")

AND:

INTERNATIONAL ROYALTY CORPORATION, a Canadian corporation, having an office at 10 Inverness Drive East, Suite 104, Denver, Colorado 80012, U.S.A. (the "**Purchaser**")

OF THE TENTH PART

WHEREAS:

A. The Vendors own the Royalties; and

B. the Vendors wish to sell, and the Purchaser wishes to purchase, the Royalties on the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants, agreements, representations and warranties set out below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties covenant and agree as follows:

1. INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith or unless otherwise specifically provided:

(a) "**Affiliate**" with respect to a party means another corporation which is affiliated with the party within the meaning of the CBCA;

(b) "**Agreement**" means this Agreement, including its recitals and schedules, as amended and supplemented;

(c) "**Books and Records**" means all files, ledgers and correspondence, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial statements, financial working papers and all other records and documents of any nature or kind whatsoever belonging to any of the Vendors and relating to the Royalties, Royalty Agreements, Properties, Permits and/or Contracts, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not (and all software, passwords and other information and means of or for access thereto);

(d) "**Business Day**" means any day other than a Saturday, Sunday or any statutory holiday in Vancouver, British Columbia;

(e) "**Buydown Right**" means the right of an Operator pursuant to a Royalty Agreement to purchase some or all of a Royalty upon payment of the consideration specified in such Royalty Agreement;

(f) “**Cash**” means cash or either solicitor’s trust cheque or bank draft drawn on a Canadian chartered bank;

(g) “**Cash Portion**” has the meaning given to it in section 2.3(a);

(h) “**CBCA**” means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended;

(i) “**Charter Document**” means articles, articles of incorporation, memorandum, bylaws or any similar constating document of a corporate entity;

(j) “**Clawback Right**” means the right of a Vendor under the terms of a Royalty Agreement to convert a Royalty in whole or in part into some other interest, including:

(i) a direct or indirect interest in the Property to which the Royalty applies;

(ii) an equity interest in an Operator of a Property to which the Royalty applies or in an Affiliate of such Operator; or

(iii) an exploration commitment from an Operator of the Property to which the Royalty applies or from an Affiliate of such Operator;

(k) “**Closing**” means the completion of the Transaction in accordance with Article 7;

(l) “**Closing Date**” means March 31, 2005 or such other date as may be agreed upon in writing by the Vendors and the Purchaser or by their respective solicitors;

(m) “**Common Shares**” means fully paid and non-assessable voting common shares of the Purchaser;

(n) “**Consideration Shares**” has the meaning given to it in section 2.3(b);

(o) “**Contracts**” means all contracts, agreements, instruments, leases, indentures, engagements, transactions and commitments, whether written or oral, which are material to a Royalty;

(p) “**Effective Time**” means 12:01 a.m. on the Closing Date;

(q) “**Encumbrance**” means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(i) a mortgage, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible),

conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(ii) a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(iii) an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(iv) any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible);

(v) any agreement to create, or right capable of becoming, any of the foregoing; and

(vi) the Pre-Emptive Rights;

(r) "**Farm-In Agreement**" means a Royalty Agreement pursuant to which a Third Party has granted to a Vendor an option or other right to acquire an interest in a Property and pursuant to which a Royalty relating to production from such Property has been conferred on or reserved to or may otherwise become payable to the Vendor;

(s) "**Farm-Out Agreement**" means a Royalty Agreement pursuant to which a Vendor has granted to a Third Party an option or other right to acquire an interest in a Property and pursuant to which a Royalty relating to production from such Property has been conferred on or reserved by or may otherwise become payable to the Vendor;

(t) "**Governmental Authority**" means any national, federal, provincial, state, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, tribunal, administrative agency or regulatory body of any of the foregoing;

(u) "**Indemnified Party**" has the meaning given to it in section 9.4;

(v) "**Indemnifier**" has the meaning given to it in section 9.4;

(w) "**Indemnity Claim**" has the meaning given to it in section 9.4;

(x) "**Initial Public Offering**" or "**IPO**" means the initial public offering of Common Shares in the Qualifying Jurisdictions to which the Prospectus refers;

(y) "**Laws**" means any laws, statutes, acts, regulations, codes, bylaws, ordinances, rules, restrictions, regulatory policies, common law principles, equitable principles, treaties, conventions, international laws, orders, rulings, decisions,

arbitration awards, judgments and decrees and all other lawful requirements from whatever source;

(z) "**Non-U.S. Vendors**" means BHP World, BHP Diamonds, BHP Minerals, BHP Brasil, Minera BHP and BHP Proprietary;

(aa) "**Offered Common Share**" means a Common Share offered for sale pursuant to the Prospectus;

(bb) "**Offering Price**" means the price in Canadian dollars per Offered Common Share;

(cc) "**Operator**" means a Person who is a current owner or holder of or who has the right to acquire mining rights to the Property to which a Royalty applies, other than a Vendor;

(dd) "**Permits**" means all permits, licences, certificates, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with any Governmental Authority which are material to a Royalty;

(ee) "**Person**" means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

(ff) "**Pre-Emptive Rights**" means those rights which limit, potentially terminate or amend or otherwise affect the Royalties, including Buydown Rights, Clawback Rights and ROFO Rights;

(gg) "**Prime Rate**" means the floating annual rate of interest established and recorded as such from time to time by The Bank of Montreal as a reference rate then in effect for determining the interest rate it shall charge on Canadian dollar commercial loans in Canada;

(hh) "**Proceeding**" means any action, claim, demand, lawsuit, assessment, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

(ii) "**Property**" means each mineral resource property with respect to which a Royalty is or may become payable, including all mineral claims, mining leases, concessions, exploration permits, exploitation permits and all other forms of mineral and surface tenures pertaining thereto;

(jj) "**Property Sale Agreement**" means a Royalty Agreement pursuant to which a Vendor has sold, transferred and assigned a Property to a Third Party and pursuant to which a Royalty relating to production from such Property has been conferred on or reserved by or may otherwise become payable to the Vendor;

(kk) "**Prospectus**" means the final Prospectus of the Purchaser pertaining to the Initial Public Offering dated February 3, 2005 and filed pursuant to applicable securities Laws in furtherance of a preliminary prospectus dated January 5, 2005;

(ll) "**Purchase Price**" means the purchase price for the Royalties, as set out in section 2.2;

(mm) "**Purchaser**" means International Royalty Corporation or its permitted assignee;

(nn) "**Qualifying Jurisdictions**" means all the Provinces of Canada and such other jurisdictions as determined by the Purchaser and its underwriters for purposes of the Initial Public Offering;

(oo) "**Regulatory Approvals**" means such regulatory approvals and acceptances, including such approvals from The Toronto Stock Exchange and securities regulatory authorities in the Qualifying Jurisdictions as may be necessary for the IPO and the Transaction;

(pp) "**ROFO Right**" means the right of a Third Party, whether or not an Operator, to be given an offer by the applicable Vendor to purchase the Vendor's Royalty before the Vendor sells, transfers and assigns such Royalty to the Purchaser, including a right of first offer and a right of first refusal;

(qq) "**Royalty**" means each of the royalties identified in Schedule A;

(rr) "**Royalty Agreement**" means each agreement pursuant to which a Royalty has been conferred on or reserved by or to a Vendor or which may otherwise become payable to a Vendor, as amended or supplemented prior to the Closing Date, including each Property Sale Agreement, Farm-Out Agreement or Farm-In Agreement relating to such Royalty, and including the agreements listed in Schedule A;

(ss) "**Royalty Assignment Agreement**" means a Royalty Assignment Agreement (Sale), a Royalty Assignment Agreement (Farm-Out), a Royalty Assignment Agreement (Farm-In) and any other form of Royalty assignment agreement pursuant to which any Vendor assigns any Royalty to the Purchaser in furtherance of the Transaction;

(tt) "**Royalty Assignment Agreement (Farm-In)**" means a Royalty assignment agreement in the form attached as Schedule D or in such other form as may be agreed to by the Purchaser and the applicable Vendor;

(uu) "**Royalty Assignment Agreement (Farm-Out)**" means a Royalty assignment agreement in the form attached as Schedule E or in such other form as may be agreed to by the Purchaser and the applicable Vendor;

(vv) "**Royalty Assignment Agreement (Sale)**" means a Royalty assignment agreement in the form attached as Schedule F or in such other form as may be agreed to by the Purchaser and the applicable Vendor;

(ww) "**Royalty Value**" means the portion of the Purchase Price allocated by the parties to each of the Royalties as specified in Schedule C;

(xx) "**Third Party**" means a Person other than the Purchaser or a Vendor;

(yy) "**Transaction**" means the transaction of purchase and sale of the Royalties contemplated by this Agreement;

(zz) "**U.S. Vendor**" means each Vendor other than a Non-U.S. Vendor; and

(aaa) "**Vendor**" means each of BHP World, BHP Diamonds, BHP Minerals, BHP International, BHP Ghana, BHP Holdings, BHP Brasil, Mineral BHP and BHP Proprietary.

1.2 Gender, Number and Other Terms

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, "or" is not exclusive and the words "including", "include" and "includes" are not limiting, whether or not non-limiting language (such as "without limitation") is used with reference thereto.

1.3 Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4 Statutes

Unless otherwise stated, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant to it, with all amendments thereto and in force from time to time, and to any statute or regulations that may be passed which supplement or supersede such statute or such regulations.

1.5 No Contra Preferentum

The language in all parts of this Agreement shall in all cases be construed as a whole and neither strictly for nor strictly against any of the parties to this Agreement.

1.6 Currency

Except where otherwise expressly provided, all monetary amounts in this Agreement are stated and shall be paid in United States currency.

1.7 Governing Law and Attornment

This Agreement shall be governed by and construed in accordance with the Laws of British Columbia and the Laws of Canada applicable therein. Any disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, arising out of or in any way connected with this Agreement may be referred to the courts of British Columbia. and each party attorns to the non-exclusive jurisdiction of the courts of British Columbia.

1.8 Schedules

The following are the Schedules which are attached to and form part of this Agreement:

Schedule A – Royalty Agreements
Schedule B – Pre-emptive Rights
Schedule C – Allocation of Purchase Price
Schedule D – Royalty Assignment Agreement (Farm-In)
Schedule E – Royalty Assignment Agreement (Farm-Out)
Schedule F – Royalty Assignment Agreement (Sale)
Schedule G – Notice of Assignment

1.9 Cross-References

Unless otherwise stated, a reference in this Agreement to a designated article, section, subsection, paragraph or other subdivision or to a schedule is to the designated article, section, subsection, paragraph or other subdivision of, or schedule to, this Agreement.

1.10 References to Whole Agreement

Unless otherwise stated, the words "herein", "hereof", "hereby" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular article, section, subsection, paragraph or other subdivision or schedule.

2. PURCHASE OF ROYALTIES

2.1 Purchase and Sale

Based on the representations and warranties contained in this Agreement, the Vendors agree to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Vendors, all right, title and interest of the Vendors in and to the Royalties and the Property Sale Agreements, effective as of and from the Effective Time, free and clear of all Encumbrances other than the Pre-Emptive Rights described in Schedule B, for the Purchase Price and in accordance with and subject to the terms and conditions set forth in this Agreement.

2.2 Purchase Price

The Purchase Price shall be US$1,240,000.

2.3 Payment of Purchase Price

The Purchase Price shall be paid by the Purchaser to BHP World on Closing as follows:

(a) US$615,000 by Cash (the "**Cash Portion**"); and

(b) by issuance to BHP World of 180,189 Common Shares (the "**Consideration Shares**").

The allocation of the Purchase Price payable for each Royalty shall be as set forth in Schedule C hereto. The allocation of the Cash Portion and the Consideration Shares among the Vendors shall be determined by BHP World in its sole discretion, provided that none of the Consideration Shares shall be allocated by BHP World to any U.S. Vendor. Each Vendor other than BHP World acknowledges that it is an Affiliate of BHP World and agrees that delivery to BHP World of such Vendor's share of the Cash Portion and the Consideration Shares (if any) shall be deemed for all purposes to constitute delivery to such Vendor of such Vendor's share of the Cash Portion and the Consideration Shares (if any) to be delivered to such Vendor on the Closing.

2.4 Risk of Loss and Damage Prior to Closing

Risk of loss of the Royalties shall pass to the Purchaser at the Closing, except as otherwise provided in this Agreement. The Vendors shall bear all risk of loss or impairment of the Royalties until the Closing and the Purchaser shall bear all risk of loss or impairment of the Royalties after the Closing, except as otherwise provided in this Agreement.

2.5 Clawback by Vendor

The Purchaser acknowledges and agrees that notwithstanding the purchase of the Royalties by the Purchaser, certain of the Vendors ("**Clawback Royalty Holders**") retain Clawback Rights pursuant to those Royalty Agreements containing Clawback Rights. If a Clawback Royalty Holder wishes to exercise a Clawback Right, the following provisions shall apply:

(a) **Notice:** The Clawback Royalty Holder shall give the Purchaser written notice (the "**Clawback Notice**") of its intention to exercise its Clawback Right, whereupon the Purchaser shall be required to sell, assign and transfer to the Clawback Royalty Holder, and the Clawback Royalty Holder shall be required to purchase from the Purchaser, the Royalty or portion thereof with respect to which the Clawback Royalty Holder has exercised its Clawback Right (the "**Clawback Royalty**").

(b) **Clawback Payment:** The purchase price payable by the Clawback Royalty Holder for the Clawback Royalty (the "**Clawback Purchase Price**") shall be payable in Cash and determined as follows:

(i) if the Clawback Notice is given on or before the fifth (5th) anniversary of the Closing, the Clawback Purchase Price shall be equal to two (2) times the Royalty Value for the Clawback Royalty as shown in Schedule C hereto; and

(ii) if the Clawback Notice is given after the fifth (5th) anniversary of the Closing, the Clawback Purchase Price shall be equal to three (3) times the Royalty Value for the Clawback Royalty as shown in Schedule C hereto.

(c) **Clawback Closing:** The closing of the purchase and sale of the Clawback Royalty (the "**Clawback Closing**") shall take place on a date specified in the Clawback Notice, such date to be a Business Day not earlier than forty-five (45) days after the date of delivery of the Clawback Notice and not later than sixty (60) days after the date of delivery of the Clawback Notice, or such other date as may be agreed upon in writing by the Clawback Royalty Holder and the Purchaser or by their respective solicitors.

(d) **Clawback Closing Transactions:** The Clawback Purchase Price shall be paid by the Clawback Royalty Holder on the Clawback Closing in Cash against delivery by the Purchaser of all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents necessary to sell, assign and transfer the Clawback Royalty to the Clawback Royalty Holder, each in such form and content as the Clawback Royalty Holder may reasonably require, including as applicable:

(i) if the Clawback Royalty was assigned to the Purchaser under a Royalty Assignment Agreement (Sale), an assignment agreement re-assigning the Clawback Royalty to the Clawback Royalty Holder and, if the Clawback Royalty constitutes the whole of the Royalty assigned to the Purchaser under the Royalty Assignment Agreement (Sale): (A) an assignment of the Property Sale Agreement assigned to the Purchaser at the Closing; and (B) a termination agreement terminating the Royalty Assignment Agreement (Sale);

(ii) if the Clawback Royalty was assigned to the Purchaser under a Royalty Assignment Agreement (Farm-Out), an assignment agreement re-assigning the Clawback Royalty to the Clawback Royalty Holder and, if the Clawback Royalty constitutes the whole of the Royalty assigned to the Purchaser under the Royalty Assignment Agreement (Farm-Out), a termination agreement terminating the Royalty Assignment Agreement (Farm-Out); and

(iii) if the Clawback Royalty was assigned to the Purchaser under a Royalty Assignment Agreement (Farm-In), an assignment agreement re-assigning the Clawback Royalty to the Clawback Royalty Holder and, if the Clawback Royalty constitutes the whole of the Royalty assigned to the Purchaser under the Royalty Assignment Agreement (Farm-In), a termination agreement terminating the Royalty Assignment Agreement (Farm-In);

(collectively, the "**Clawback Transfer Documents**"). The payment of the Clawback Purchase Price by the Clawback Royalty Holder and the delivery of the applicable Clawback Transfer Documents by the Purchaser shall be carried out concurrently.

(e) **Responsibility:** From and after the Clawback Closing, Article 8 of this Agreement shall apply with respect to the Clawback Royalty as though all references to the Purchaser were references instead to the Clawback Royalty Holder, and all references to the Vendors were references instead to the Purchaser.

(f) **Benefit Accrued Prior to Clawback Closing:** The Purchaser shall be entitled to retain all benefits received by the Purchaser relating to the Clawback Royalty prior to the Clawback Closing notwithstanding the re-assignment of the Clawback Royalty to the Clawback Royalty Holder and notwithstanding any termination of a Royalty Assignment Agreement (Sale), Royalty Assignment Agreement (Farm-Out) or Royalty Assignment Agreement (Farm-In).

2.6 Buydown by Operator

The Purchaser acknowledges and agrees that notwithstanding the purchase of the Royalties by the Purchaser, certain Third Parties ("**Buydown Operators**") retain Buydown Rights pursuant to those Royalty Agreements containing Buydown Rights. If a Buydown Operator elects to exercise a Buydown Right, the following provisions shall apply:

(a) **Notice:** Upon receipt by the Purchaser of notice (the "**Buydown Notice**") of a Buydown Operator's exercise or intention to exercise its Buydown Right, and subject as may be otherwise provided in the applicable Royalty Agreement, the Purchaser shall be required to sell, assign and transfer to the Buydown Operator the Royalty or portion thereof with respect to which the Buydown Operator has exercised its Buydown Right (the "**Buydown Royalty**") against payment by the Buydown Operator to the Purchaser of the consideration payable for the Buydown Royalty (the "**Buydown Purchase Price**"), all as provided in the applicable Royalty Agreement.

(b) **Buydown Closing:** Upon receipt of a Buydown Notice, the Purchaser shall within the time provided in the applicable Royalty Agreement, if any, or at such other reasonable time as may be agreed by the Buydown Operator and the

Purchaser in writing, deliver all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents necessary to sell, assign and transfer the Buydown Royalty to the Buydown Operator as provided in such Royalty Agreement, each in such form and content as the Buydown Operator may reasonably require (collectively, the "**Buydown Documents**").

(c) **Vendor Assistance:** The Vendor of the Royalty with respect to which the Buydown Operator has exercised its Buydown Right shall execute and deliver such Buydown Documents and do such further acts and things as may be reasonably required from time to time to complete the sale, assignment and transfer of the Buydown Royalty to the Buydown Operator.

(d) **Payment of Buydown Purchase Price:** Payment of the Buydown Price shall be made as follows:

(i) if the Buydown Right exercised by a Buydown Operator is contained in a Property Sale Agreement, payment of the Buydown Purchase Price will be the responsibility of the Buydown Operator, and the Purchaser shall look to the Buydown Operator for payment; and

(ii) if the Buydown Right exercised by a Buydown Operator is contained in a Farm-Out Agreement or Farm-In Agreement, the Vendor of the Royalty with respect to which the Buydown Operator has exercised its Buydown Right shall pay the Buydown Purchase Price to the Purchaser at the closing of the exercise of the Buydown Operator's Buydown Right.

(e) **Benefit Accrued Prior to Buydown Closing:** The Purchaser shall be entitled to retain all benefits received by the Purchaser relating to the Buydown Royalty prior to the closing of the exercise of the Buydown Operator's Buydown Right notwithstanding the re-assignment of the Buydown Royalty to the Buydown Operator.

2.7 Exercise of ROFO Right

The Purchaser acknowledges and agrees that certain Third Parties have ROFO Rights ("**ROFO Holders**") applicable to the proposed sale of certain Royalties to the Purchaser under the Transaction. If a ROFO Holder exercises a ROFO Right before or after the Closing, the following provisions shall apply:

(a) **Exercise of ROFO Right Before Closing:** Upon receipt by the Purchaser before the Closing of notice of the ROFO Holder's intention to exercise its ROFO Right (the "**ROFO Notice**"):

(i) the Royalty subject to the ROFO Right shall be deemed to no longer be a Royalty for purposes of this Agreement;

(ii) the Purchase Price payable for the Royalties under section 2.2 shall be reduced by the amount of the Royalty Value applicable to the Royalty subject to the ROFO Right, such reduction to be applied:

A. firstly, to the Cash Portion until the Cash portion has been reduced to nil; and

B. secondly, to the Consideration Shares; and

(iii) the allocation of such reduction to the Cash Portion and the Consideration Shares among the Vendors shall be determined by BHP World in its sole discretion.

(b) **Exercise of ROFO Right After Closing:** Upon receipt by the Purchaser after the Closing of a ROFO Notice:

(i) the Purchaser shall within the time provided in the applicable Royalty Agreement, if any, or at such other reasonable time as may be agreed by the ROFO Holder and the Purchaser, deliver all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents necessary to sell, assign and transfer the ROFO Royalty to the ROFO Holder as provided in the Royalty Agreement in such form and content as the ROFO Holder may reasonably require ("**ROFO Documents**");

(ii) the Vendor of the Royalty subject to a ROFO Notice shall execute and deliver such ROFO Documents and do such further acts and things as may be reasonably required from time to time to complete the sale, assignment and transfer of the ROFO Royalty to the ROFO Holder;

(iii) BHP World shall pay to the Purchaser, on behalf of the applicable Vendor, in Cash the amount of the Royalty Value applicable to such ROFO Royalty, such payment to be made concurrently with the Purchaser's deliveries under section 2.7(b)(i); and

(iv) if any Consideration Shares have been allocated by BHP World to the Vendor of the Royalty subject to the ROFO Right, such Consideration Shares shall be re-allocated by BHP World as BHP World in its discretion considers appropriate, provided that none of the Consideration Shares shall be allocated by BHP World to any U.S. Vendor.

2.8 Right of First Offer on Consideration Shares

The Purchaser shall have a right of first offer on the Consideration Shares on the following terms and conditions:

(a) **Notice of Intention:** The Vendors shall not dispose of all or any part of the Consideration Shares without first offering the same to the Purchaser for a Cash

consideration, and free of terms and conditions other than terms relating to the fixing of a closing date and the mechanics of the closing (the "**Offer**"). If at the time of the making of the Offer the Vendors are considering a sale of the Consideration Shares to a known potential purchaser of the Consideration Shares, the Vendor shall set forth the identity and address of the potential purchaser in the Offer, subject to any obligations of confidentiality the Vendor may have to the potential purchaser.

(b) **Acceptance by Purchaser or Assignee:** The Offer may be accepted by written notice delivered to the Vendors by the Purchaser or by any Person to whom the Purchaser has assigned its right to accept the Offer within ten (10) Business Days after the Purchaser's receipt of the Offer. If the Offer is accepted by the Purchaser or any such assignee, the Vendors shall sell the Consideration Shares to the Purchaser or such assignee, as the case may be, for the consideration and on the closing terms and conditions set forth in the Offer.

(c) **Non-Acceptance:** If the Offer is not accepted by the Purchaser or any such assignee within the period of ten (10) Business Days following receipt of the Offer, the Vendors shall be free to dispose of the Consideration Shares either:

(i) by way of a sale to a Third Party made pursuant to a private agreement or by way of a pre-arranged trade through the facilities of any stock exchange and completed within the next succeeding ninety (90) days, at a Cash price and upon terms and conditions not more favourable to the Third Party than those contained in the Offer; or

(ii) by way of sales conducted in the open market through the facilities of a stock exchange on the terms and conditions prevailing in the market from time to time.

(d) **Continuing Application:** If the Consideration Shares subject to an Offer not accepted by the Purchaser or any assignee are not sold to a Third Party under section 2.8(c)(i) within the period of ninety (90) days referred to therein or sold in the open market under section 2.8(c)(ii) within the period of one (1) year from the date of the Offer, the provisions of this section 2.8 shall again apply.

2.9 Change in Royalty Interest

The Vendors acknowledge and agree that except with respect to the Clawback Rights, any rights the Vendors may have under their respective Royalty Agreements to amend the terms and conditions applicable to such Royalties, including amendments to increase or otherwise change the royalty rates payable with respect to their respective Royalties, shall pass to the Purchaser on the Closing.

2.10 Grants of Back-Up Royalties

With respect to each Royalty conferred on or reserved by or which may otherwise become payable to a Vendor under a Farm-Out Agreement, the Vendor shall in the Royalty Assignment Agreement (Farm-Out) to be delivered to the Purchaser on the Closing grant to the Purchaser a Back-up Royalty (the "**Back-Up Royalty**") on production from the Property subject to the Farm-Out Agreement on the same terms and conditions *mutatis mutandis* as the Royalty contained in the Farm-Out Agreement, such Back-Up Royalty to take effect on the terms and conditions set out in the Royalty Assignment Agreement (Farm-Out) delivered at the Closing.

3. REPRESENTATIONS AND WARRANTIES OF THE VENDORS

3.1 Representations and Warranties of the Vendors

Each Vendor represents and warrants on its own behalf to the Purchaser as follows and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the Transaction notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser, its employees, representatives, consultants or agents, will limit or extinguish such rights of reliance of the Purchaser:

(a) **Status:** The Vendor is a duly incorporated and validly existing company under the Laws of its jurisdiction of incorporation, in good standing with respect to the filing of annual reports in such jurisdiction and has never been struck or dissolved or liquidated.

(b) **Capacity:** The Vendor has full power and capacity to own the Royalties owned by it and to enter into and carry out the Transaction and duly observe and perform all its obligations contained in this Agreement.

(c) **Due Authorization:** The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Vendor pursuant to this Agreement, and the completion of the Transaction by the Vendor, have been duly authorized by all necessary corporate action on the part of the Vendor.

(d) **Validity of Agreement:** This Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(e) **Non-contravention:** Neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contained in this Agreement will result in a breach of or default under, or be contrary to, any of the provisions of the Charter Documents of the Vendor or, to the best of the Vendor's knowledge, any Encumbrance, indenture, Contract, agreement or instrument to which the Vendor is a party or by which the Vendor is bound.

(f) **Ownership:** To the best of the Vendor's knowledge, the Vendor is the beneficial owner of, and has good and marketable title to, the Vendor's Royalties as described in Schedule B, free and clear of all Encumbrances other than the Pre-Emptive Rights described in Schedule B.

(g) **No Rights to Royalties:** Other than the Pre-emptive Rights, to the best of the Vendor's knowledge, there are no agreements, Contracts, options, commitments or other rights in favour of, or held by, any Person other than the Purchaser to acquire any of the Vendor's Royalties or any portion thereof.

(h) **Royalty Assignable:** Subject to the ROFO Rights of those Third Parties holding ROFO Rights, to the best of the Vendor's knowledge, the Vendor's Royalties are freely assignable to the Purchaser.

(i) **Residency:** Either:

(i) the Vendor is not a non-resident of Canada for the purposes of the Income Tax Act (Canada) (the "**ITA**"); or

(ii) the Vendor is a non-resident of Canada for the purposes of the ITA and none of the Vendor's Royalties are "taxable Canadian property" as that term is defined in the ITA.

(j) **Adverse Proceedings:** To the best of the Vendor's knowledge, there are no current, pending or threatened Proceedings of, by, against, or relating to, the Vendor or the Vendor's interests in any Royalty, Royalty Agreement, Property, Permit or Contract nor is there any basis for any Proceeding which, if pursued, would have a significant likelihood of having a material adverse effect on any of the Vendor's Royalties.

(k) **No Seizure:** To the best of the Vendor's knowledge, there is no appropriation, expropriation or seizure of any of the Vendor's Royalties, Properties or Permits pending or threatened.

(l) **Material Contracts:** To the best of the Vendor's knowledge, the Vendor is not in possession of any Royalty Agreement, Permit or Contract by which the Vendor is bound or under which the Vendor is entitled to any benefits pertaining to any Royalty not referred to in Schedule A.

(m) **Good Standing:** To the best of the Vendor's knowledge, the Vendor is not in breach or default of any of the terms of any of the Vendor's Royalty Agreements or Permits and the Vendor is not aware of any breach or default of any term of any of the Vendor's Royalty Agreements or Permits by any other party thereto, each of the Vendor's Royalty Agreements and Permits is in good standing and in full force and effect and none of the Vendor's Royalty Agreements or Permits has been amended save as detailed in Schedule A. To the best of the Vendor's knowledge, no state of facts exists, which, after notice or lapse of time or both, would constitute a default or breach by the Vendor under any of the Vendor's Royalty Agreements or Permits and the Vendor has not received any notice of any default, breach or termination of any of the Vendor's Royalty Agreements or Permits or of any fact or circumstance which will, or is likely to, result in such a default, breach or termination.

(n) **No Adverse Implications:** To the best of the Vendor's knowledge, except pursuant to the exercise of any applicable ROFO Rights and Buydown Royalties, neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contemplated by or contained in this Agreement will:

(i) give any Person the right to terminate, cancel or amend any contractual or other right of the Vendor where such termination, cancellation or removal would have an adverse effect on any of the Vendor's Royalties;

(ii) result in the creation of any Encumbrance on any Royalty;

(iii) result in a breach or contravention of or default under any provision of any Permit, Royalty Agreement or Law to which the Vendor is a party or by or to which the Vendor or any of the Vendor's Royalties is bound or is subject, which could have an adverse effect on any of the Vendor's Royalties or which could impair the legality or enforceability of this Agreement or the Transaction, or require the consent of any Person; or

(iv) be contrary to any of the provisions of the Charter Documents of the Vendor.

(o) **Government Approvals:** To the best of the Vendor's knowledge, there is no Permit or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority, court, board or arbitrator that is required for the execution or delivery by the Vendor of this Agreement, or the completion or performance by the Vendor of the Transaction, or the validity or enforceability of this Agreement against the Vendor.

(p) **Environmental Matters (Mara Rosa):** To the best of the knowledge of BHP Brasil:

(i) neither the Vendor nor any other Person, has directly or indirectly caused, permitted or allowed any contaminants, pollutants, wastes or toxic substances (collectively "**Hazardous Substances**") to be released, discharged, placed, escaped, leached or disposed of on, into, under or through the lands (including watercourses, improvements thereon and contents thereof) comprising the Mara Rosa Property or nearby areas, no Hazardous Substances or underground storage tanks are contained, harboured or otherwise present in or upon such lands (including watercourses, improvements thereon and contents thereof) or nearby areas;

(ii) there are no obligations or commitments for reclamation, closure or other environmental corrective, clean-up or remediation action directly or indirectly relating to the Mara Rosa Property;

(iii) the activities directly or indirectly in relation to the Mara Rosa Property and use of the lands comprising the Mara Rosa Property by the Vendor and any other Person have been in compliance with all Laws and the Vendor has not received any notice nor is the Vendor aware after reasonable inquiry of any such breach or violation having been alleged; and

(iv) no environmental audit, assessment, study or test has been conducted in relation to the lands comprising the Mara Rosa Property by or on behalf of the Vendor nor is the Vendor aware of any of the same having been conducted by or on behalf of any other person (including any Governmental Authority), other than the audits, assessments, studies and tests carried out by or on behalf of the Agencia Goiara de Meio Ambiente relating to the matters referred to in its letter of May 9, 2003 to Metallica Brasil S.A. concerning the Posse Mine.

(q) **No Adverse Knowledge:** Except as disclosed in this Agreement, the Vendor has no information or knowledge of any fact relating to the Vendor's interests in any Royalty, Royalty Agreement, Property, Permit or Contract, the counter-party to any of the Vendor's Royalty Agreements or the Transaction which might reasonably be expected to materially and adversely affect any of the Vendor's Royalties.

(r) **Material Facts:** To the best of the Vendor's knowledge, this Agreement does not contain any untrue statement by the Vendor of a material fact nor has the Vendor knowingly omitted to state in this Agreement a material fact necessary in order to make the statements contained herein not misleading.

(s) **Enforceability:** This Agreement has been and each document to be delivered on Closing to which the Vendor is a party will on Closing be duly executed and delivered by the Vendor, and this Agreement, and each such Closing document to which the Vendor is a party, will on Closing constitute a valid and binding

obligation of the Vendor enforceable against the Vendor in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(t) **U.S. Securities (Non-U.S. Vendors)**: Each Non-U.S. Vendor acquiring Common Shares understands that the Common Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or the securities laws of any state. In connection with the Transaction and the issuance of the Consideration Shares, each such Non-U.S. Vendor hereby acknowledges, represents and warrants as follows:

(i) the Vendor was not offered the Common Shares while in the United States;

(ii) the Vendor was outside the United States when the decision to acquire the Common Shares was made;

(iii) neither this Agreement nor other document relating to the acquisition or purchase of the Common Shares was received by the Vendor in the United States, nor was this Agreement or any other document relating to the acquisition or purchase of the Common Shares executed or delivered by the Vendor in the United States; and

(iv) neither the structure of the Transaction nor any transactions and activities contemplated in connection with the acquisition of the Common Shares comprise a scheme to avoid the registration requirements of the U.S. Securities Act;

and each such Non-U.S. Vendor hereby undertakes to execute and deliver all such further documentation as may be required to give effect to the matters contemplated in this section 3.1(t).

4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1 Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendors as follows and acknowledges that each Vendor is relying upon the following representations and warranties in connection with the sale of the Royalties, notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Vendors and that no information which is now know or should be known or which may hereafter become known to the Vendors, their employees, representatives, consultants or agents, will limit or extinguish such rights of reliance of the Vendors:

(a) **Status:** The Purchaser is incorporated and validly existing company under the CBCA, in good standing with respect to the filing of annual reports and has never been struck or dissolved or liquidated.

(b) **Capacity:** The Purchaser has full power and capacity to enter into and carry out the Transaction and duly observe and perform all its obligations contained in this Agreement.

(c) **Due Authorization:** The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement, and the completion of the Transaction by the Purchaser, have been authorized by all necessary corporate action on the part of the Purchaser.

(d) **Validity of Agreement:** This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(e) **Non-contravention:** Neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contained in this Agreement will result in a breach of or default under, or be contrary to, any of the provisions of the Charter Documents of the Purchaser or any indenture, contract, agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound.

(f) **Investment Canada:** The Purchaser is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

(g) **GST Registration:** The Purchaser is a registrant for purposes of Part IX of the Excise Tax Act (Canada), and the Purchaser's registration number is 88352 0702 RP0001.

(h) **IPO:** The Initial Public Offering on Closing will have the attributes disclosed in the Prospectus.

(i) **Consideration Shares:** The Consideration Shares to be issued on Closing will have been duly authorized and validly issued as fully paid and non-assessable shares in the capital of the Purchaser.

(j) **Reporting Issuer:** On Closing, the Purchaser will be a reporting issuer under applicable securities Laws.

(k) **Qualification of Consideration Shares:** The Consideration Shares to be issued on Closing:

(i) will be qualified for issuance pursuant to the Initial Public Offering and will be free trading; or

(ii) will be qualified for issuance pursuant to an exemption from prospectus requirements and will be subject to a four (4) month hold period commencing on the Closing Date.

(l) **Enforceability:** This Agreement has been and each document to be delivered on Closing to which the Purchaser is a party will on Closing be duly executed and delivered by the Purchaser, and this Agreement, and each such Closing document to which the Purchaser is a party, will on Closing constitute a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

5. PRE-CLOSING AND POST-CLOSING MATTERS

5.1 Operations until Closing

Except as otherwise provided in this Agreement or as otherwise agreed in writing by the Purchaser, each Vendor shall from the date of this Agreement up to the Closing:

(a) use reasonable commercial efforts to preserve the Vendor's Royalties;

(b) not to take any action which would cause any of the Vendor's Royalties to become subject to any Encumbrance;

(c) not sell, lease, license, transfer or otherwise dispose of, or agree to sell, lease, license, transfer or otherwise dispose of, any of the Vendor's Royalties;

(d) make all tax, governmental and other filings, if any, required to be made by the Vendor in respect of the Vendor's Royalties in a timely fashion; and

(e) not, without the prior written consent of the Purchaser, amend or vary any Royalty Agreement or Permit, or obtain any additional Permit in connection with any of its Royalties except:

(i) renewals or replacements of any of the Permits on substantially the same terms and conditions; and

(ii) any additional Permits required so as to maintain the Royalties.

5.2 Confidentiality

The Purchaser acknowledges that certain information, materials and documentation received or observed by it in contemplation of the Transaction may be confidential. From the date of this Agreement until the Closing, the Purchaser shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of any such information, materials and documentation that is confidential, provided that the foregoing shall not prevent the Purchaser from:

(a) disclosing or making available to its accountants, professional advisers and bankers and other lenders, whether current or prospective, any such information, materials and documentation on a confidential basis for the purpose of carrying out the Transaction; or

(b) disclosing any such information, materials and documentation as required by Law or by the policies of any Governmental Authority or The Toronto Stock Exchange.

5.3 Return of Information

If the purchase of the Royalties pursuant to this Agreement is not completed on the Closing Date, upon the request of the Vendors the Purchaser shall at its option either return to the Vendors or destroy all Books and Records in the possession of the Purchaser and for a period of two (2) years thereafter commencing on the Closing Date shall maintain the confidentiality of all confidential information or knowledge obtained from the Vendors and not use any such confidential information or knowledge for any purpose whatsoever, provided that the Purchase may retain an archival copy to be used only in the case of a dispute concerning this Agreement.

5.4 Remedies

The Purchaser acknowledges and agrees that if any of the provisions contained in sections 5.2 and 5.3 are not performed in accordance with the terms set out therein, the Vendors will be entitled to an injunction to prevent any breach of such provisions and may specifically enforce such provisions in any action instituted in any court having jurisdiction. These specific remedies are in addition to any other remedy to which the Vendors may be entitled at law or in equity.

5.5 Consents and Re-issues

The Vendors shall use all reasonable efforts to obtain, both prior to and after the Closing Date:

(a) all consents, approvals, releases and waivers in form and substance satisfactory to the Purchaser, acting reasonably, necessary for the sale, transfer and assignment of the Vendors' respective interests in the Royalties, the Royalty Agreements, the Contracts and the Permits to the Purchaser as contemplated in this Agreement.

Without limiting the generality of the foregoing, each Vendor agrees to execute a Royalty Assignment Agreement (Sale), a Royalty Assignment Agreement (Farm-Out) or a Royalty Assignment Agreement (Farm-In), as applicable, in respect of each of its Royalties;

(b) if applicable, the re-issue or novation of any Royalty Agreement, Contract or Permit in the name of the Purchaser, and the Vendors shall not, except as presently contemplated by the terms thereof, or except with the prior written consent of the Purchaser, agree to any amendment or variation to the terms of any Royalty Agreement, Contract or Permit in connection with, or as a condition of, such assignment or re-issue. The Purchaser shall give to the Vendors such information and copies of such documents relating to the Purchaser which the Vendors may reasonably request in order to obtain any consent or approval, or re-issue referred to above; and

(c) the waiver by the applicable Third Parties of all ROFO Rights applicable in respect of the proposed sale of the Vendors' Royalties to the Purchaser.

5.6 Consent Not Received by Closing

If a consent or approval of a Third Party required to permit the transfer or assignment to the Purchaser of all or any part of a Vendor's interest in any Royalty, Royalty Agreement, Contract or Permit is not received on or before the Closing, and if, notwithstanding such non-receipt, the Vendor and the Purchaser proceed to complete the Transaction, the sale, transfer or assignment of such Royalty, Royalty Agreement, Contract or Permit in respect of which the required consent has not been received on or before the Closing will not be effective in each case until the applicable consent or approval has been received, and the Vendor shall hold such Royalty, Royalty Agreement, Contract or Permit following the Closing in trust for the benefit and exclusive use of the Purchaser. The Vendor shall continue to use all reasonable commercial efforts to obtain the required consents and approvals and shall only make use of any such Royalty, Royalty Agreement, Contract or Permit in accordance with the directions of the Purchaser that do not conflict with the terms of such Royalty, Royalty Agreement, Contract or Permit.

5.7 Purchaser's Covenants

The Purchaser comments and agrees that:

(a) the Purchaser shall execute and deliver such assignment and assumption agreements and applications for consents in such form and content as may be reasonably required by the Vendors to obtain the consents, approvals, waivers, novations and re-issues referred to in section 5.5;

(b) the Purchaser shall diligently and in good faith use its best efforts to obtain the Regulatory Approvals prior to the Closing Date; and

(c) the Purchaser shall deliver to the applicable Vendor from time to time copies of any Books and Records coming into the possession of the Purchaser from any source other than a Vendor whether before or after the Closing.

5.8 Vendor's Covenants

Each Vendor covenants and agrees that:

(a) the Vendor shall deliver to the Purchaser from time to time copies of any Books and Records discovered by or coming into the possession of the Vendor whether before or after the Closing and not previously delivered to the Purchaser;

(b) the Vendor shall promptly forward to the Purchaser any notices received by the Vendor relating to the Vendor's Royalties, Royalty Agreements and Permits, whether received before or after the Closing; and

(c) if the validity of or the interest of the Purchaser in any of the Vendor's Royalties, Royalty Agreements or Permits is challenged or if payments thereunder are refused or if an interest in any of the Vendor's Royalties, Royalty Agreements or Permits is asserted by any Third Party, then the Vendor shall cooperate and fully participate in such legal action as the Purchaser may consider reasonably necessary so as to confirm the validity and enforceability of the Royalty, Royalty Agreements and Permits, the Purchaser's title to the Royalty and interest in the Royalty Agreements and the Purchaser's right to receive payments thereunder.

6. CONDITIONS OF CLOSING

6.1 Conditions of the Purchaser

The obligation of the Purchaser to complete the Transaction is subject to the fulfilment of the following conditions:

(a) **Representations and Warranties:** The representations and warranties of the Vendors contained in this Agreement being true and correct on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (subject to subsection 5.1(e) if the Purchaser's consent required thereunder has been obtained).

(b) **Covenants:** All of the covenants and obligations of the Vendors to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed.

(c) **Satisfactory Due Diligence:** The Purchaser being satisfied with the results of its due diligence investigations with respect to the Royalties, including that the Vendors are the owners of their respective Royalties and that the Royalties are free of any Encumbrances other than the Pre-Emptive Rights described in Schedule B.

(d) **Regulatory Approvals:** The receipt of the Regulatory Approvals.

(e) **Corporate Approvals**: The receipt of all required corporate approvals from the Purchaser.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Purchaser may, subject to section 10.12, terminate this Agreement, in which event, subject to section 10.12, the Purchaser will be released from all obligations under this Agreement. The foregoing conditions are for the benefit of the Purchaser only and accordingly the Purchaser will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies under applicable Laws and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.2 Conditions of the Vendor

Each Vendor's obligation to complete the Transaction is subject to the fulfilment of each of the following conditions:

(a) **Representations and Warranties:** The representations and warranties of the Purchaser contained in this Agreement being true on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing.

(b) **Covenants:** All of the covenants and obligations of the Purchaser to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed.

(c) **Consideration Shares:** The Vendors' reasonable satisfaction that the Consideration Shares have those attributes as disclosed in the Prospectus.

(d) **Regulatory Approvals**: The receipt of the Regulatory Approvals.

(e) **Corporate Approvals**: The receipt of all required corporate approvals from the Vendors.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Vendors may, subject to section 10.12, terminate this Agreement, in which event, subject to section 10.12, the Vendors will be released from all obligations under this Agreement. The foregoing conditions are for the benefit of the Vendors only and accordingly the Vendors will be entitled to waive compliance with any such conditions if the Vendors see fit to do so, without prejudice to their rights and remedies under applicable Laws and also without prejudice to any of their rights of termination in the event of non-performance of any other conditions in whole or in part.

6.3 Mutual Conditions

The obligations of the Vendors and of the Purchaser to complete the Transaction are subject to fulfilment of the following conditions:

(a) **No Orders or Proceedings:** No injunction or restraining order or other decision, ruling or order of a court or Governmental Authority of competent jurisdiction being in effect which prohibits, restrains, limits or imposes conditions on, the Transaction and no action or proceeding having been instituted or remaining pending or having been threatened before any such court or Governmental Authority to restrain, prohibit, limit or impose conditions on the Transaction.

(b) **Obtain Consents:** The Vendors having obtained all consents, approvals, novations, reissues and waivers referred to in section 5.5 in each case in form and substance satisfactory to the Purchaser, acting reasonably, and the same having been delivered to the Purchaser.

In the event that any of the foregoing conditions is not performed or fulfilled at or before the Closing, either the Purchaser or the Vendors may, subject to section 10.12, terminate this Agreement, in which event, subject to section 10.12, the party so terminating this Agreement will be released from all obligations under this Agreement, and the Vendors, if the Purchaser is the party terminating this Agreement, and the Purchaser, if the Vendors are the parties terminating this Agreement, will also be so released unless the Vendors, or the Purchaser, as the case may be, was reasonably capable of causing such condition or conditions to be fulfilled or has breached any of its covenants or obligations in or under this Agreement.

6.4 Selwyn Greenfield Royalty

The Vendors acknowledge that as at the date of execution of this Agreement, the Purchaser has not been provided with a copy of the applicable Royalty Agreement for the Selwyn Greenfield Property. The Purchaser and the Vendors agree that if the Royalty Agreement for the Selwyn Greenfield Property is not provided to the Purchaser prior to the Closing, the Purchaser shall have the right in its sole discretion to elect not to complete the purchase of the Selwyn Greenfield Royalty by notice in writing given to BHP World prior to the Closing. If the Purchaser elects not to complete the purchase of the Selwyn Greenfield Royalty:

(a) the Selwyn Greenfield Royalty shall be deemed to no longer be a Royalty for purposes of this Agreement;

(b) the Purchase Price payable for the Royalties under section 2.2 shall be reduced to US$1,230,000; and

(c) the Cash Portion set out in section 2.3(a) shall be reduced to US$605,000.

7. CLOSING TRANSACTIONS

7.1 Time and Place

The Closing shall take place in the offices of Edwards, Kenny & Bray LLP at 11:00 o'clock Vancouver time on the Closing Date, or at such other time and date, or both, as the Vendors and the Purchaser or their respective solicitors may agree upon.

7.2 Vendors' Closing Documents

At the Closing, the Vendors shall execute and deliver to the Purchaser all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents necessary to assign, sell and transfer the Royalties and related rights as contemplated by this Agreement, each in such form and content as the Purchaser may require, acting reasonably, including:

(a) a Royalty Assignment Agreement (Sale) with respect to each Royalty Agreement that is not a Farm-Out Agreement or a Farm-In Agreement;

(b) a Royalty Assignment Agreement (Farm-Out) with respect to each Royalty Agreement that is a Farm-Out Agreement; and

(c) a Royalty Assignment Agreement (Farm-In) with respect to each Royalty Agreement that is a Farm-In Agreement.

7.3 Purchaser's Closing Documents

At the Closing the Purchaser shall deliver the following to the Vendors:

(a) Cash in the amount of the Cash Portion, to be delivered to BHP World; and

(b) a share certificate representing the Consideration Shares, to be issued in the name of and delivered to BHP World.

7.4 Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by the Purchaser to the Vendors and by the Vendors to the Purchaser pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

7.5 Transfer of Royalties

Subject to compliance with the terms and conditions of this Agreement, the transfer of the Royalties to the Purchaser shall be deemed to take effect as at the Closing.

8. RESPONSIBILITY FOR OBLIGATIONS AND LIABILITIES

8.1 Assumption by Purchaser

On the Closing, the Purchaser shall assume and be responsible for the observance, performance and payment of all applicable obligations and liabilities, if any, relating to the Royalties under the Property Sale Agreements assigned to the Purchaser, which are to be observed, performed or paid under such Property Sale Agreements from and after the Effective Time, and the Purchaser shall indemnify and save the Vendors harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Vendors by reason of the failure of the Purchaser to perform or pay any of the obligations and liabilities referred to in this section 8.1.

8.2 Vendor's Obligations and Liabilities

The Vendors shall be responsible for the observance, performance and payment of all obligations and liabilities relating to the Royalties, in each case other than those to be observed, performed or paid by the Purchaser as set out in this Agreement, and the Vendors shall indemnify and save the Purchaser harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Purchaser by reason of any failure of any Vendor to perform or satisfy any of such obligations and liabilities.

8.3 Payment of Taxes on Sale and Transfer

The Purchaser shall be responsible for and shall pay when due any excise taxes (goods and services taxes) and similar taxes (but not income taxes of any Vendor) and any registration fees payable in respect of the sale and transfer of the Royalties to the Purchaser.

9. SURVIVAL OF REPRESENTATIONS AND RECOURSE

9.1 Survival of Representations

The representations and warranties of:

(a) the Vendors in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement; and

(b) the Purchaser in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement;

shall survive the Closing and shall continue in full force and effect for a period of three (3) years from the Closing Date.

9.2 Limitation on Claims for Misrepresentation

(a) The Purchaser shall be entitled to make a claim against any Vendor in respect of the breach of any representation or warranty of the Vendor in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i) written notice of any such claim is given by or on behalf of the Purchaser to the Vendor within three (3) years from the Closing Date; and

(ii) the aggregate amount of all such claims against all of the Vendors exceeds US$50,000;

provided that the Vendor's liability to the Purchaser shall be for the entire aggregate amount of such claim and not only for amounts in excess of the said aggregate amount.

(b) A Vendor will be entitled to make a claim against the Purchaser in respect of the breach of any representation or warranty of the Purchaser in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i) written notice of any such claim is given by or on behalf of the Vendor to the Purchaser within three (3) years from the Closing Date; and

(ii) the aggregate amount of all such claims against the Purchaser exceeds US$50,000;

provided that the Purchaser's liability to the Vendor shall be for the entire aggregate amount of such claim and not only for amounts in excess of the said aggregate amount.

9.3 Adjustment of Purchase Price

If on the Closing the Purchaser does not receive from the applicable Vendor (the "**Cancellation Vendor**") good and marketable title to any Royalty free and clear of all Encumbrances other than the Pre-Emptive Rights described in Schedule B, or if on the Closing the Royalty or the Property to which the Royalty relates is subject to any Proceedings, including any Proceedings for the appropriation, expropriation or seizure of the Royalty or the applicable Property or any interest of the Cancellation Vendor therein, then, whether or not the Cancellation Vendor is in breach of any representation or warranty contained in section 3.1, the Purchaser shall have the right (the "**Cancellation Right**") to cancel the purchase and sale of such Royalty (the "**Affected Royalty**"). If the Purchaser wishes to exercise a Cancellation Right with respect to an Affected Royalty, the following provisions shall apply:

(a) **Notice:** The Purchaser shall give the Cancellation Vendor written notice (the "**Cancellation Notice**") of its intention to exercise its Cancellation Right, whereupon the Purchaser shall be required to sell, assign and transfer to the Cancellation Vendor, and the Cancellation Vendor shall be required to purchase from the Purchaser, the Affected Royalty with respect to which the Purchaser has exercised its Cancellation Right.

(b) **Cancellation Payment:** The purchase price payable by the Vendor for the Affected Royalty (the "**Affected Royalty Purchase Price**") shall be the amount of the Royalty Value for the Affected Royalty as shown in Schedule C hereto.

(c) **Cancellation Closing:** The Closing of the purchase and sale of the Affected Royalty (the "**Cancellation Closing**") shall take place on a date specified in the Cancellation Notice, such date to be a Business Day not earlier than forty-five (45) days after the date of delivery of the Cancellation Notice and not later than sixty (60) days after the date of delivery of the Cancellation Notice, or such other date as may be agreed upon in writing by the Cancellation Vendor and the Purchaser or by their respective solicitors.

(d) **Cancellation Closing Transactions:** The Affected Royalty Purchase Price shall be paid by the Cancellation Vendor on the Cancellation Closing by Cash against delivery by the Purchaser of all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents necessary to sell, assign and transfer the Affected Royalty to the Cancellation Vendor, each in such form and content as the Cancellation Vendor may reasonably require, including as applicable:

(i) if the Affected Royalty was assigned to the Purchaser under a Royalty Assignment Agreement (Sale), an assignment agreement re-assigning the Affected Royalty to the Cancellation Vendor and, if the Affected Royalty constitutes the whole of the Royalty assigned to the Purchaser under the Royalty Assignment Agreement (Sale): (A) the Property Sale Agreement assigned to the Purchaser at the Closing; and (B) a termination agreement terminating the Royalty Assignment Agreement (Sale);

(ii) if the Affected Royalty was assigned to the Purchaser under a Royalty Assignment Agreement (Farm-Out), an assignment agreement re-assigning the Affected Royalty to the Cancellation Vendor and, if the Affected Royalty constitutes the whole of the Royalty assigned to the Purchaser under the Royalty Assignment Agreement (Farm-Out), a termination agreement terminating the Royalty Assignment Agreement (Farm-Out); and

(iii) if the Affected Royalty was assigned to the Purchaser under a Royalty Assignment Agreement (Farm-In), an assignment agreement re-assigning the Affected Royalty to the Cancellation Vendor and, if the Affected

Royalty constitutes the whole of the Royalty assigned to the Purchaser under the Royalty Assignment Agreement (Farm-In), a termination agreement terminating the Royalty Assignment Agreement (Farm-In).

(collectively, the "**Cancellation Transfer Documents**"). The payment of the Affected Royalty Purchase Price by the Cancellation Vendor and the delivery of the applicable Cancellation Transfer Documents by the Purchaser shall be carried out concurrently.

(e) **Responsibility:** From and after the Cancellation Closing, Article 8 of this Agreement shall apply with respect to the Affected Royalty as though all references to the Purchaser were references instead to the Cancellation Vendor, and all references to the Vendors were references instead to the Purchaser.

(f) **Benefit Accrued Prior to Cancellation Closing:** The Purchaser shall be entitled to retain all benefit received by the Purchaser prior to the Cancellation Closing relating to the Affected Royalty notwithstanding the re-assignment of the Affected Royalty to the Vendor and notwithstanding any termination of a Royalty Assignment Agreement (Sale), Royalty Assignment Agreement (Farm-Out) or Royalty Assignment Agreement (Farm-In).

(g) **Preservation of Rights:** The right of the Purchaser to exercise a Cancellation Notice under this section 9.3 shall be in addition to all other rights the Purchaser may have under this Agreement, including the rights of the Purchaser relating to the representations and warranties of the Vendors set out in section 3.1.

9.4 Defence of Third Party Claims

In the event of a claim (an **"Indemnity Claim"**) being made by a Third Party against a party (the **"Indemnified Party"**) in respect of which, subject to section 9.2 another party (the **"Indemnifier"**) is or may be obligated under or arising out of this Agreement to indemnify, pay damages to or otherwise compensate the Indemnified Party, the following provisions shall apply.

The Indemnified Party shall promptly give written notice to the Indemnifier of any Indemnity Claim in respect of which the Indemnified Party intends to claim for indemnification against the Indemnifier. Such notice shall specify with reasonable particularity (to the extent that the information is available) the nature of the Indemnity Claim. The Indemnifier shall, at its own expense, assume control of the negotiation, settlement and defence of such Indemnity Claim. The Indemnified Party shall co-operate with the Indemnifier in respect of such Indemnity Claim and the Indemnifier shall reimburse the Indemnified Party for all the Indemnified Party's reasonable expenses as a result of the Indemnifier's assumption of such Indemnity Claim and arising from the Indemnified Party's co-operation.

The Indemnified Party will have the right to participate in the negotiation, settlement and defence of such Indemnity Claim at its own expense and will have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifier and the Indemnified Party shall be retained by the Indemnifier. If the Indemnifier fails to defend any Indemnity Claim within a reasonable time, the Indemnified Party will be entitled to assume control of the Indemnity Claim at the expense of the Indemnifier and the Indemnifier will be bound by the results obtained by the Indemnified Party with respect to such Indemnity Claim.

The following provisions shall also apply with respect to Indemnity Claims:

(a) In the event that any Indemnity Claim is of a nature such that the Indemnified Party is legally bound or required by applicable law to make a payment to any Third Party with respect to such Indemnity Claim before the completion of settlement negotiations or related legal proceedings, including, without limitation, the posting of any security to stay any process of execution or judgment, the Indemnifier shall be obligated to make such payment or post security herefore on behalf of the Indemnified Party. If the Indemnifier fails to do so, the Indemnified Party may make such payment or post security herefore and the Indemnifier shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment or cause the security to be replaced and released. If the amount of any liability of the Indemnified Party under the Indemnity Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifier to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifier.

(b) Except in the circumstance contemplated by subsection 9.3(a) above, and unless the Indemnifier fails to assume control of the negotiation, settlement and defence of any Indemnity Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Indemnity Claim except with the prior written consent of the Indemnifier (which consent shall not be unreasonably withheld).

(c) The Indemnified Party shall not permit any right of appeal in respect of any Indemnity Claim to terminate without giving the Indemnifier notice thereof and an opportunity to contest such Indemnity Claim.

(d) The Indemnified Party and the Indemnifier shall co-operate fully with each other with respect to Indemnity Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Indemnity Claim with his or her counterpart and with counsel at all reasonable times.

(e) Notwithstanding the above provisions of this section 9.3, the Indemnifier shall not settle any Indemnity Claim or conduct any related legal or administrative

proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party.

(f) The provisions of this section 9.3 are intended to set out the procedures to be followed with respect to an Indemnity Claim and, provided the Indemnified Party follows such procedures in all material respects, nothing contained in this section 9.3 will derogate from the Indemnifier's obligations to indemnify the Indemnified Party.

10. MISCELLANEOUS

10.1 Legal and Other Fees and Expenses

Unless otherwise specifically provided herein, the parties will pay their respective legal, accounting and other professional fees and expenses incurred by each of them in connection with the negotiation and settlement of this Agreement, the completion of the Transaction and other matters pertaining hereto.

10.2 Notices

All notices, requests, demands or other communications required or permitted to be given by any party to another pursuant to this Agreement shall be given in writing and delivered by personal service, pre-paid registered mail or facsimile, addressed as follows:

To the Vendors:

BHP Billiton World Exploration Inc.
2300 – 1111 West Hastings Street
Vancouver, British Columbia
Canada V6E 4M3

Attention: Tom Peregoodoff

Facsimile: (604) 688-1498

To the Purchaser:

International Royalty Corporation
10 Inverness Drive East
Suite 104
Denver, Colorado 80112
U.S.A.

Attention: Douglas B. Silver

Facsimile: (303) 799-9017

with a copy to:

Fasken Martineau DuMoulin LLP
4200 – 66 Wellington St. W.
Toronto, Ontario
M5K 1N6

Attention: Michael Bourassa

Facsimile: (416) 364-7813

subject to any notice of change of address or fax number given in accordance herewith. Any notice shall be deemed to have been given and received:

(a) if personally delivered, then on the day of personal service to the recipient party, provided that if such date is a day other than a Business Day such notice shall be deemed to have been given and received on the first Business Day following the date of personal service;

(b) if by pre-paid registered mail, then the first Business Day, after the expiration of five (5) days following the date of mailing; or

(c) if sent by facsimile transmission and successfully transmitted prior to noon on a Business Day of the recipient party, then on that Business Day, and if successfully transmitted after noon on a Business Day of a recipient party then on the first Business Day following the date of transmission.

10.3 Further Assurances

Each of the parties shall execute and deliver such further documents and do such further acts and things as may be reasonably required from time to time, either before, on or after the Closing Date, to carry out the full intent and meaning of this Agreement and to assure to the Purchaser good and valid title to the Royalties, and the Property Sale Agreements assigned to the Purchaser and the full benefit of each Royalty Assignment Agreement (Sale), each Royalty Assignment Agreement (Farm-Out) and each Royalty Assignment Agreement (Farm-In) delivered to the Purchaser, in each case free and clear of all Encumbrances save the Clawback Rights and Buydown Rights.

10.4 Time of the Essence

Time shall be of the essence of this Agreement.

10.5 Brokers' Fees

Each of the parties acknowledges and agrees that it is not aware of any current or possible future claim for brokerage, agency, finder's fee or commission in connection with the transactions contemplated by this Agreement and that if any such claim should arise through, or under, or by virtue of any action taken by, any party, such party shall indemnify and hold harmless the others in respect thereof.

10.6 Entire Agreement

This Agreement constitutes the entire agreement between the Vendors and the Purchaser pertaining to the Transaction and supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of the Vendors and the Purchaser relating to the Transaction, including the letter agreement between BHP World and the Purchaser dated November 15, 2004 and amended February 21, 2005 and March 21, 2005, and there are no warranties, representations, covenants, obligations or agreements between the Vendors and the Purchaser relating to the Royalties to be purchased by the Purchaser under this Agreement except as set forth in this Agreement.

10.7 Confidentiality, Public Disclosure

(a) The parties agree that this Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by applicable Law and then upon notice by the disclosing party to the other party, and except as provided in section 10.8) without the prior written approval of the other party.

(b) The content of any public disclosure or press release respecting this Agreement or the Transaction shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this section 10.7 is subject always to all disclosure obligations of the Purchaser under applicable securities laws.

10.8 Notice of Assignment to Operator

Notwithstanding section 10.7, the Purchaser and each Vendor shall have the right:

(a) to give to the applicable Operators and their respective successors in interest notice of the sale, transfer and assignment of the Royalties to the Purchaser;

(b) to deliver copies of the executed Royalty Assignment Agreements to the applicable Operators and their respective successors in interest; and

(c) to otherwise communicate with the applicable Operators and their respective predecessors and successors in interest with respect to all matters pertaining to the Royalties purchased by the Purchaser hereunder.

The Purchaser and each applicable Vendor shall execute and the Purchaser shall deliver to each applicable Operator identified in Schedule A a notice of the sale, transfer and assignment of each Royalty in the form of the Joint Notice of Assignment set out in Schedule G hereto or in such other form of joint notice as may be agreed by the Purchaser and the applicable Vendor (the "**Joint Notice**"). Thereafter, the Purchaser and each Vendor shall have the right to provide such communications to the Operator as each

considers necessary or appropriate and no such communications are required to be joint communications.

10.9 Assignment

Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by either party hereto without the written consent of the other party first obtained, such consent not to be unreasonably withheld. The Vendors hereby confirm their consent to the transfer of this Agreement by the Purchaser to an Affiliate of the Purchaser so long as the Purchaser remains fully obligated to the Vendors under the terms of this Agreement notwithstanding such transfer.

10.10 Invalidity

Each of the provisions contained in this Agreement is distinct and severable and a determination of illegality, invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof, unless as a result of such determination this Agreement would fail in its essential purposes.

10.11 Waiver and Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless made in writing by the party to be bound by such amendment or waiver. No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any other part of the provision or any other provision of this Agreement nor a continuing waiver unless otherwise expressly provided.

10.12 Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of Article 1 and sections 5.2, 5.3, 5.4, 9.1, 9.2, 9.3, 9.4, 10.1, 10.2, 10.5, 10.7 and this 10.12 shall survive such termination and remain in full force and effect.

10.13 Counterparts

This Agreement may be signed in counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument. This Agreement may be validly executed by transmission of signed facsimile.

10.14 No Merger

The representations, warranties, covenants and agreements of the Vendors and the Purchaser contained in this Agreement shall not merge in but shall instead survive the execution and delivery of each Royalty Assignment Agreement (Sale), Royalty Assignment Agreement (Farm-Out) and Royalty Assignment Agreement (Farm-In) and

all other deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents delivered by the parties relating to the Transaction, whether delivered on or after the Closing.

10.15 Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

BHP Billiton World Exploration Inc.
by its authorized signatory:

____

____

BHP Billiton Diamonds Inc.
by its authorized signatory:

____

____

BHP Billiton Minerals Pty Ltd.
by its authorized signatory:

____

____

BHP Minerals International Exploration Inc. by its authorized signatory:

____

____

BHP Minerals Ghana Inc.
by its authorized signatory:

____

____

BHP Holdings (International) Inc.
by its authorized signatory:

____

____

all other deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents delivered by the parties relating to the Transaction, whether delivered on or after the Closing.

10.15 Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

BHP Billiton World Exploration Inc.
by its authorized signatory:

____

____

BHP Billiton Diamonds Inc.
by its authorized signatory:

____

____

BHP Billiton Minerals Pty Ltd.
by its authorized signatory:

[signature]

BRIAN G GIBSON P.o.A.

BHP Minerals International Exploration Inc. by its authorized signatory:

____

____

BHP Minerals Ghana Inc.
by its authorized signatory:

____

____

BHP Holdings (International) Inc.
by its authorized signatory:

____

____

all other deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents delivered by the parties relating to the Transaction, whether delivered on or after the Closing.

10.15 Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

BHP Billiton World Exploration Inc.
by its authorized signatory:

____

____

BHP Billiton Diamonds Inc.
by its authorized signatory:

____

____

BHP Billiton Minerals Pty Ltd.
by its authorized signatory:

____

____

BHP Minerals International Exploration Inc. by its authorized signatory:

[signature]
____

____

BHP Minerals Ghana Inc.
by its authorized signatory:

[signature]
____

____

BHP Holdings (International) Inc.
by its authorized signatory:

[signature]
____

____

BHP Brasil Ltda.
by its authorized signatory:

____

____

Minera BHP Billiton, S.A. de C.V.
by its authorized signatory:

____

____

BHP Mineral Holdings Proprietary Limited
by its authorized signatory:

____

____

International Royalty Corporation
by its authorized signatory:

____

____

BHP Brasil Ltda.
by its authorized signatory:

____

____

Minera BHP Billiton, S.A. de C.V.
by its authorized signatory:

____

____

BHP Mineral Holdings Proprietary Limited
by its authorized signatory:

[signature]

GERARD J. HEATH, DIRECTOR

International Royalty Corporation
by its authorized signatory:

____

____

BHP Brasil Ltda.
by its authorized signatory:

____

____

Minera BHP Billiton, S.A. de C.V.
by its authorized signatory:

____

____

BHP Mineral Holdings Proprietary Limited
by its authorized signatory:

____

____

International Royalty Corporation
~~by its~~ authorized signatory:

____

CEO 3/22/05
____

Lib2:45910.7

03/22/05 TUE 14:17 [TX/RX NO 9604]

SCHEDULE A

ROYALTY AGREEMENTS

Property	Vendor	Operator	Royalty Agreement(s)	Contracts and Permits	Agreement Type	Royalty Type	Royalty %
12 Mile Creek	BHP Billiton Minerals Pty. Ltd.	Glengarry Resources Limited	Agreement dated November 28, 2002 as between BHP Billiton Minerals Pty. Ltd. and Glengarry Resources Limited	None	Property Sale	NSR	2.5%
Abitibi Extension	BHP Billiton Diamonds Inc.	Eastmain Resources Inc.	Letter Agreement dated December 24, 1997 as between BHP Minerals Canada Ltd. and Eastmain Resources Inc., as amended on March 6, 1998 and March 29, 1999	None	Property Sale	NSR	2%
Almaden – 1	BHP Billiton World Exploration Inc.	Almaden Minerals Ltd.	Exploration and Property Option Agreement dated May 9, 2002	None	Farm-In	NSR	2%
Almaden – 2	BHP Billiton World Exploration Inc.	Almaden Minerals Ltd.	Exploration and Property Option Agreement dated May 9, 2002	None	Farm-In	GOR	1%

Property	Vendor	Operator	Royalty Agreement(s)	Contracts and Permits	Agreement Type	Royalty Type	Royalty %
Belahouro	BHP Billiton World Exploration Inc. BHP Minerals International Exploration Inc. BHP Minerals Ghana Inc. BHP Holdings (International) Inc.	Resolute (West Africa) Ltd.	Agreement for Transfer of Belahouro Project dated February 8, 2002 as among BHP Billiton World Exploration Inc., BHP Minerals International Exploration Inc., BHP Minerals Ghana Inc., BHP Holdings (International) Inc., Resolute Limited and Resolute (West Africa) Ltd.	None	Property Sale	NSR	2.5%
Caber	BHP Billiton Diamonds Inc.	Metco Resources Inc.	Agreement dated March 18, 1998 as between BHP Minerals Canada ULC and South Africa Minerals Corporation	None	Property Sale	NSR	1%
Eastern Canada Recon	BHP Billiton Diamonds Inc.	Eastmain Resources Inc.	Letter Agreement dated December 24, 1997 as between BHP Minerals Canada Ltd. and Eastmain Resources Inc., as amended on March 6, 1998 and March 29, 1999	None	Property Sale	NSR	3%
Expo	BHP Billiton Diamonds Inc.	Moraga Resources Ltd.	Agreement Governing the Transfer of Mineral Claims dated July 1, 1997 as between BHP Minerals Canada Ltd. and	None	Property Sale	NPI	10%

Property	Vendor	Operator	Royalty Agreement(s)	Contracts and Permits	Agreement Type	Royalty Type	Royalty %
			Jordex Resources Inc. (now iTech Capital Corp), as amended June 5, 2002; and Letter Agreement dated April 13, 1987 as between Utah International Inc. and Moraga Resources Ltd.				
Island Mountain	BHP Minerals International Exploration Inc.	Gateway Gold (USA) Corp.	Agreement dated May 28, 1998 as among BHP Minerals International Exploration Inc., J. Zimmerman and D. Merrick	None	Property Sale	NSR	2%
Kubi Village	BHP Minerals Ghana Inc.	AngloGold Ashanti Limited	Royalty Agreement dated August 15, 1997 as among BHP Minerals Ghana Inc., Nevsun Resources Ltd. and Nevsun Africa (Barbados) Ltd.	Licence registered as #1550/1989 between Government of Ghana and BHP-Utah (Ghana) Inc.	Property Sale	NPI	3%
Mara Rosa	BHP Billiton Brasil Ltda.	Metallica Brasil Ltda.	Acordo Basico de Associacao dated August 30, 1988 as between Mineracao Marex Ltda. and Jenipapo S.A.	Letter from BHP Brasil Ltda. to Jenipapo S.A. dated July 22, 1996	Farm -Out	NSR	1%

Property	Vendor	Operator	Royalty Agreement(s)	Contracts and Permits	Agreement Type	Royalty Type	Royalty %
Pana – 1	BHP Minerals Holdings Proprietary Limited BHP Minerals International Exploration Inc.	Barrick Gold (Russia) Limited	BHP Royalty Agreement dated March 10, 2003 as among BHP Minerals Holdings Proprietary Limited, BHP Minerals International Exploration Inc., CJSC International Resources, Barrick Gold (Russia) Limited, CEM Minerals Limited, Cascadia Enterprises Inc., and Cascadia Endeavours Inc.	None	Property Sale	NSR	0.75% to 1%
Pana – 2	BHP Minerals Holdings Proprietary Limited BHP Minerals International Exploration Inc.	Barrick Gold (Russia) Limited	BHP Royalty Agreement dated March 10, 2003 as among BHP Minerals Holdings Proprietary Limited, BHP Minerals International Exploration Inc., CJSC International Resources, Barrick Gold (Russia) Limited, CEM Minerals Limited, Cascadia Enterprises Inc., and Cascadia Endeavours Inc.	None	Property Sale	NSR	0.5%
Pana – 3	BHP Minerals Holdings Proprietary Limited BHP Minerals International Exploration Inc.	Barrick Gold (Russia) Limited	BHP Royalty Agreement dated March 10, 2003 as among BHP Minerals Holdings Proprietary Limited, BHP Minerals International Exploration Inc., CJSC International Resources, Barrick Gold (Russia) Limited, CEM Minerals Limited, Cascadia Enterprises Inc., and Cascadia Endeavours Inc.	None	Property Sale	NSR	1.25% to 1.5%

Property	Vendor	Operator	Royalty Agreement(s)	Contracts and Permits	Agreement Type	Royalty Type	Royalty %
Qimmiq – 1	BHP Billiton Diamonds Inc.	Commander Resources Ltd.	NTI Property Option Agreement dated June 18, 2003 as between BHP Billiton Diamonds Inc. and Commander Resources Ltd.	None	Farm-Out	NSR	1% to 3%
Qimmiq – 2	BHP Billiton Diamonds Inc.	Commander Resources Ltd.	NTI Property Option Agreement dated June 18, 2003 as between BHP Billiton Diamonds Inc. and Commander Resources Ltd.	None	Farm-Out	NSR	2%
Qimmiq – 3	BHP Billiton Diamonds Inc.	Commander Resources Ltd.	NTI Property Option Agreement dated June 18, 2003 as between BHP Billiton Diamonds Inc. and Commander Resources Ltd.	None	Farm-Out	GOR	1%
Railroad	BHP Billiton Diamonds Inc.	Eastmain Resources Inc.	Letter Agreement dated December 24, 1997 as between BHP Minerals Canada Ltd. and Eastmain Resources Inc., as amended on March 6, 1998 and March 29, 1999	None	Property Sale	NSR	3%
Selwyn Greenfield	BHP Billiton Minerals Pty. Ltd.	Ivanhoe Cloncurry Mines Pty Limited	Not Available	Novation Deed dated January 2, 2004 as among BHP Billiton Minerals Pty Ltd, Selwyn	Not Determined	Not Determined	Not Deter-mined

Property	Vendor	Operator	Royalty Agreement(s)	Contracts and Permits	Agreement Type	Royalty Type	Royalty %
				Queensland Pty Ltd., and IVN (Selwyn) Pty Ltd.			
Tingley Brook	BHP Billiton Diamonds Inc.	Eastmain Resources Inc.	Letter Agreement dated December 24, 1997 as between BHP Minerals Canada Ltd. and Eastmain Resources Inc., as amended on March 6, 1998 and March 29, 1999	None	Property Sale	NSR	3%
Tropico	Minera BHP, S.A. de C.V.	Almaden Minerals Ltd.	Contrato de Compraventa dated December 1, 1998 as between Minera BHP, S.A. de C.V. and Compania Minera Zapata, S.A. de C.V.	None	Property Sale	NSR	2.25%
Trozza	BHP Billiton World Exploration Inc.	Albidon Pty Limited	Letter Agreement for Evaluation and Development of Trozza Zinc Project dated September 17, 2001 as between BHP World Exploration Inc. and Albidon Pty Limited	None	Farm-Out	NSR	2.5%
Ulu	BHP Billiton Diamonds Inc.	Wolfden Resources Inc.	Purchase and Sale Agreement dated November 17, 1995 as between BHP Minerals Canada Ltd. and Echo Bay Mines Ltd.	None	Property Sale	NSR	5%

SCHEDULE B
PRE-EMPTIVE RIGHTS

Property	Vendor	Operator ROFO Right	Operator Buydown Right	Vendor Clawback Right
Abitibi Extension	BHP Billiton Diamonds Inc.	No	Yes	No
Almaden – 1 and Almaden – 2	BHP Billiton World Exploration Inc.	Yes	No	No
Caber	BHP Billiton Diamonds Inc.	Yes	Yes	No
Eastern Canada Recon	BHP Billiton Diamonds Inc.	No	Yes	No
Kubi Village	BHP Minerals Ghana Inc.	No	Yes	No
Pana – 1, Pana- – 2 and Pana – 3	BHP Mineral Holdings Proprietary Limited BHP Minerals International Exploration Inc.	Yes	No	No
Qimmiq – 1, Qimmiq – 2 and Qimmiq – 3	BHP Billiton Diamonds Inc.	Yes	No	No
Railroad	BHP Billiton Diamonds Inc.	No	Yes	No
Selwyn Greenfield	BHP Billiton Minerals Pty. Ltd.	Not Determined	Not Determined	Not Determined
Tingley Brook	BHP Billiton Diamonds Inc.	No	Yes	No

Property	Vendor	Operator ROFO Right	Operator Buydown Right	Vendor Clawback Right
Trozza	BHP Billiton World Exploration Inc.	No	No	Yes

SCHEDULE C

ALLOCATION OF PURCHASE PRICE

Property	Vendor	Royalty Value in US$
12 Mile Creek	BHP Billiton Minerals Pty. Ltd.	
Abitibi Extension	BHP Billiton Diamonds Inc.	
Almaden – 1	BHP Billiton World Exploration Inc.	
Almaden – 2	BHP Billiton World Exploration Inc.	
Belahouro	BHP Billiton World Exploration Inc. BHP Minerals International Exploration Inc. BHP Minerals Ghana Inc. BHP Holdings (International) Inc.	
Caber	BHP Billiton Diamonds Inc.	
Eastern Canada Recon	BHP Billiton Diamonds Inc.	
Expo	BHP Billiton Diamonds Inc.	
Island Mountain	BHP Minerals International Exploration Inc.	
Kubi Village	BHP Minerals Ghana Inc.	
Mara Rosa	BHP Billiton Brasil Ltda.	
Pana – 1	BHP Mineral Holdings Proprietary Limited BHP Minerals International Exploration Inc.	

Property	Vendor	Royalty Value in US$
Pana – 2	BHP Mineral Holdings Proprietary Limited BHP Minerals International Exploration Inc.	
Pana – 3	BHP Mineral Holdings Proprietary Limited BHP Minerals International Exploration Inc.	
Qimmiq – 1	BHP Billiton Diamonds Inc.	
Qimmiq – 2	BHP Billiton Diamonds Inc.	
Qimmiq – 3	BHP Billiton Diamonds Inc.	
Railroad	BHP Billiton Diamonds Inc.	
Selwyn Greenfield	BHP Billiton Minerals Pty. Ltd.	
Tingley Brook	BHP Billiton Diamonds Inc.	
Tropico	Minera BHP, S.A. de C.V.	
Trozza	BHP Billiton World Exploration Inc.	
Ulu	BHP Billiton Diamonds Inc.	
TOTAL:		**$1,240,000**

SCHEDULE D

ROYALTY ASSIGNMENT AGREEMENT (FARM-IN)

This Agreement is made as of the ________ day of ________________, 2005.

BETWEEN:

[♦ Vendor Name]
[♦ Vendor Address]

(the "**Assignor**")

OF THE FIRST PART

AND:

INTERNATIONAL ROYALTY CORPORATION, a Canadian corporation, having an office at 10 Inverness Drive East, Suite 104, Denver, Colorado 80012, U.S.A.

(the "**Assignee**")

OF THE SECOND PART

WHEREAS:

A. ♦ (the "Owner") holds an interest in the mineral property described in Schedule 1 hereto (the "**Property**");

B. by an agreement attached as Schedule 2 hereto (the "**Royalty Agreement**") the Owner or a predecessor in interest of the Owner granted to the Assignor or to a predecessor in interest of the Assignor an option or other right to earn an interest in the Property;

C. pursuant to the Royalty Agreement, the royalty described in Schedule 3 hereto (the "**Royalty**") was conferred on or reserved by or may otherwise become payable to the Assignor; and

D. the Assignor has agreed to assign the Royalty to the Assignee.

NOW THEREFORE this Agreement witnesses that in consideration of the mutual covenants and agreements the parties agree as follows:

1. **Interpretation** – In this Agreement:

(a) unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, "or" is not exclusive and the words "including", "include" and "includes" are not limiting, whether or not non-limiting language (such as "without limitation") is used with reference thereto;

(b) the inclusion of headings in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement; and

(c) this Agreement shall be governed by and construed in accordance with the laws of British Columbia and the laws of Canada applicable therein. Any disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, arising out of or in any way connected with this Agreement may be referred to the courts of British Columbia. and each party attorns to the non-exclusive jurisdiction of the courts of British Columbia.

2. **Assignment** - The Assignor hereby assigns to the Assignee the entire right, title and interest of the Assignor in the Royalty (the "**Assignment**") effective as of March 31, 2005 (the "**Effective Date**"), with the intent that the Assignee shall assume and be entitled to all rights, benefits, payments and privileges with respect to the Royalty at all times on and after the Effective Date [**♦NTD - for Royalties subject to a Clawback Right insert the following: "**, provided that if the Assignor elects to exercise its right (the "**Clawback Right**") in respect of the Royalty pursuant to Section 2.5 of that certain Royalty Purchase Agreement (the "**Purchase Agreement**") as among the Assignor and certain affiliates of the Assignor and the Assignee dated as of March 18, 2005, the Assignee shall then assign the entire right, title and interest of the Assignee in the Royalty back to the Assignor in accordance with the terms of Section 2.5 of the Purchase Agreement and the Assignor shall then assume and be entitled to all rights, benefits, payments and privileges with respect to the Royalty at all times on and after the date upon which the Royalty is so assigned from the Assignee to the Assignor.**"**].

3. **Sale of Property** - From and after the Effective Date, any sale, transfer, mortgage or charge of the Property or any interest of the Assignor therein shall be subject to the following conditions:

(a) any purchaser or transferee of the Assignor's interest in the Property must agree in writing in favour of the Assignee to be bound by the terms of this Agreement;

(b) any mortgagee or charge holder of the Assignor's interest in the Property must agree in writing in favour of the Assignee to be bound by and subject to the terms of this Agreement if it takes possession of or forecloses on all or part of the Assignor's interest in the Property, and must undertake to obtain an agreement in writing in favour of the Assignee from any subsequent purchaser or transferee that such subsequent purchaser or transferee will be bound by the terms of this Agreement; and

(c) any mortgage or charge relating to the Assignor's interest in the Property shall be subordinate to the Royalty and this Agreement.

4. **Filing of Royalty and Royalty Agreement** – If notice of the Royalty and the Royalty Agreement has not been filed by the Assignor in the respective government registry which accepts such filings, then the Assignor shall upon the request of the Assignee deliver to the Assignee such notice and all other documents and instruments as may be required to be filed in such government registry to record the Assignor's interest, each in registrable form, and authorizes the Assignee to file such notice and such other documents and instruments concurrently with the filing of a notice and any other documents and instruments pertaining to the within assignment of the Royalty and the Royalty Agreement by the Assignor to the Assignee as the Assignee considers necessary or appropriate.

5. **Trust** - In the event it is necessary for the Owner or any other person to execute this Agreement or any other document so as to perfect the assignment of the Royalty, then until such takes place, the Assignor shall hold its interest in the Royalty in trust as bare trustee for the Assignee as beneficial owner and in that regard:

(a) any payment pertaining to the Royalty received by the Assignor from the Owner shall be delivered forthwith to the Assignee; and

(b) any legal action required to enforce the existence of or entitlement to the Royalty shall be taken by the Assignor, on behalf of the Assignee, on the condition that the Assignee shall cover all costs, including legal costs, in connection therewith.

6. **Non-Merger** - The representations, warranties, covenants and agreements of the Assignor and the Assignee contained in the Royalty Purchase Agreement among the Assignor and certain affiliates of the Assignor and the Assignee dated March 18, 2005 shall not merge in but shall instead survive the execution and delivery of the Agreement.

7. **Enurement** - This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

8. **Counterparts** - This Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument. This Agreement may be validly executed by transmission of signed facsimile.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date and year first above written.

[♦Vendor Name]

Per: ______________________________
Authorized Signatory

INTERNATIONAL ROYALTY CORPORATION

Per: ______________________________
Authorized Signatory

Schedule 1
Property

Schedule 2
Royalty Agreement

Schedule 3
Royalty

SCHEDULE E

ROYALTY ASSIGNMENT AGREEMENT (FARM-OUT)

This Agreement is made as of the _______ day of _______________, 2005.

BETWEEN:

[♦ Vendor Name]
[♦ Vendor Address]

(the "**Assignor**")

OF THE FIRST PART

AND:

INTERNATIONAL ROYALTY CORPORATION, a Canadian corporation, having an office at 10 Inverness Drive East, Suite 104, Denver, Colorado 80012, U.S.A.

(the "**Assignee**")

OF THE SECOND PART

WHEREAS:

A. the Assignor holds an interest in the mineral property described in Schedule 1 hereto (the "**Property**");

B. by an agreement attached as Schedule 2 hereto (the "**Royalty Agreement**") the Assignor or a predecessor in interest of the Assignor granted to ♦ (the "**Optionee**") or to a predecessor in interest of the Optionee an option or other right to earn an interest in the Property (the "**Property Interest**");

C. pursuant to the Royalty Agreement, the royalty described in Schedule 3 hereto (the "**Royalty**") was conferred on or reserved by or may otherwise become payable to the Assignor;

D. the Assignor has agreed to sell, transfer and assign the Royalty to the Assignee; and

E. the Assignor has agreed to grant to the Assignee a royalty (the "**Back-Up Royalty")** on production from the Property to take effect on the terms and conditions set out in this Agreement.

NOW THEREFORE this Agreement witnesses that in consideration of the mutual covenants and agreements the parties agree as follows:

1. **Interpretation** – In this Agreement:

    (a) unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, "or" is not exclusive and the words "including", "include" and "includes" are not limiting, whether or not non-limiting language (such as "without limitation") is used with reference thereto;

    (b) the inclusion of headings in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement; and

    (c) this Agreement shall be governed by and construed in accordance with the laws of British Columbia and the laws of Canada applicable therein. Any disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, arising out of or in any way connected with this Agreement may be referred to the courts of British Columbia. and each party attorns to the non-exclusive jurisdiction of the courts of British Columbia.

2. **Assignment** - The Assignor hereby assigns to the Assignee the entire right, title and interest of the Assignor in the Royalty (the "**Assignment**") effective as of March 31, 2005 (the "**Effective Date**"), with the intent that the Assignee shall assume and be entitled to all rights, benefits, payments and privileges with respect to the Royalty at all times on and after the Effective Date [**♦NTD - for Royalties subject to a Clawback Right insert the following:** ", provided that if the Assignor elects to exercise its right (the "**Clawback Right**") in respect of the Royalty pursuant to Section 2.5 of that certain Royalty Purchase Agreement (the "**Purchase Agreement**") as among the Assignor and certain affiliates of the Assignor and the Assignee dated as of March 18, 2005, then the Assignee shall assign the entire right, title and interest of the Assignee in the Royalty back to the Assignor in accordance with the terms of Section 2.5 of the Purchase Agreement and the Assignor shall then assume and be entitled to all rights, benefits, payments and privileges with respect to the Royalty at all times on and after the date upon which the Royalty is so assigned from the Assignee to the Assignor."].

3. **Grant of Back-Up Royalty** – Subject as hereinafter provided, the Assignor hereby grants to the Assignee a Back-Up Royalty on the following terms and conditions:

    (a) the Back-Up Royalty shall have the same terms and conditions *mutatis mutandis* as are applicable to the Royalty under the Royalty Agreement, including the terms and conditions relating to the Property to which the Back-Up Royalty applies, the nature of the Back-Up Royalty, the minerals to which the Back-Up Royalty applies, the manner of calculation of the Back-Up Royalty and the frequency of payment of the Back-Up Royalty;

    (b) the Back-Up Royalty shall take effect if the Optionee does not satisfy the conditions to earn the Property Interest or if the Royalty Agreement is terminated by one or more parties thereto or by operation of law or if the right of the

Optionee to earn or retain the Property Interest is otherwise cancelled or annulled (each a "**Termination Event**");

(c) if after the occurrence of a Termination Event, the Assignor shall place the Property or any portion thereof into production, the Assignee shall, subject to section 4, pay or cause to be paid to the Assignee payments of the Back-Up Royalty on all production from the Property; and

(d) if and after a Termination Event, the Assignor enters into an agreement (a "**Third Party Agreement**") with a third party (a "**Third Party**") selling the Property to the Third Party or granting an option or other right to the Third Party to earn an interest in the Property, and if the Third Party places the Property or any portion thereof into Production, the Assignor shall pay or cause the Third Party to pay to the Assignee the Back-Up Royalty on all production from the Property.

4. **Abandonment of Property by Assignor** - The Assignor shall have the right to abandon, surrender, allow to lapse or reduce the area of the Property as the Assignor may in its discretion determine, provided that:

(a) the Assignor shall in each case first give notice to the Assignee of the Assignor's intention to abandon, surrender, allow to lapse or reduce the area of the Property, such notice to be given for a period (the "**Notice Period**") of either (as applicable): (i) ninety (90) days (if the Property or any portion thereof will not lapse before ninety (90) days have expired from the date of the notice); or (ii) such lesser notice period as is reasonable in the circumstances (if the Property or any portion thereof will lapse before ninety (90) days have expired from the date upon which the Assignor has determined that it will abandon, surrender, allow to lapse or reduce the area of the Property); and

(b) if requested by the Assignee by notice to the Assignor within the Notice Period, the Assignor shall deliver forthwith to the Assignee duly executed transfers of the part or parts of the Property so intended to be dealt with in form suitable for registration in the applicable registry.

Notwithstanding section 4(a) above, the Assignor shall be under no obligation to pay any Property assessments or take any other action to maintain the Property in good standing during the Notice Period, but the Assignor shall forthwith after making a determination to abandon, surrender, allow to lapse or reduce the area of the Property use all reasonable commercial efforts to determine the status of the Property and to communicate any information it may have concerning the status of the Property to the Assignee so as to enable the Assignee to take whatever action, if any, the Assignee considers necessary or appropriate to maintain the Property in good standing.

5. **Surrender of Property by Optionee or Third Party** - If the Optionee or any Third Party gives notice to the Assignor of its intention to abandon, surrender, allow to lapse, reduce the area of or otherwise deal with all or any part of the Property, and if the Assignor has

the right to require the Optionee or Third Party to transfer to the Assignor all or any part of the Property proposed to be so dealt with by the Optionee or Third Party, the Assignor shall, unless it elects to reacquire the Property for its own benefit, give notice to the Assignee of the Optionee's or Third Party's intention to abandon, surrender, allow to lapse, reduce the area of or otherwise deal with the Property and shall, if so requested by the Assignee, take all such action as may be required to cause the Property or the portion of the Property so intended to be dealt with by the Optionee or Third Party to be transferred to the Assignee.

6. **Sale of Property** - From and after the Effective Date, any sale, transfer, mortgage or charge of the interest of the Assignor in the Property shall be subject to the following conditions:

(a) any purchaser or transferee of the Assignor's interest in the Property must agree in writing in favour of the Assignee to be bound by the terms of this Agreement;

(b) any mortgagee or charge holder of the Assignor's interest in the Property must agree in writing in favour of the Assignee to be bound by and subject to the terms of this Agreement if it takes possession of or forecloses on all or part of the Assignor's interest in the Property, and must undertake to obtain an agreement in writing in favour of the Assignee from any subsequent purchaser or transferee that such subsequent purchaser or transferee will be bound by the terms of this Agreement; and

(c) any mortgage or charge relating to the Assignor's interest in the Property shall be subordinate to the Royalty, the Back-Up Royalty and this Agreement.

7. **Filing of Royalty and Royalty Agreement** – If notice of the Royalty and the Farm-Out Agreement has not been filed by the Assignor in the respective government registry which accepts such filings, then the Assignor shall upon the request of the Assignee deliver to the Assignee such notice and all other documents and instruments as may be required to be filed in such government registry to record the Assignor's interest, each in registrable form, and authorizes the Assignee to file such notice and such other documents and instruments concurrently with the filing of a notice and any other documents and instruments pertaining to the within assignment of the Royalty and the Royalty Agreement by the Assignor to the Assignee as the Assignee considers necessary or appropriate.

8. **Trust** - In the event it is necessary for the Optionee or any other person to execute this Agreement or any other document so as to perfect the assignment of the Royalty, then until such takes place, the Assignor shall hold its interest in the Royalty in trust as bare trustee for the Assignee as beneficial owner and in that regard:

(a) any payment pertaining to the Royalty received by the Assignor from the Owner shall be delivered forthwith to the Assignee; and

(b) any legal action required to enforce the existence of or entitlement to the Royalty shall be taken by the Assignor, on behalf of the Assignee, on the condition that the Assignee shall cover all costs, including legal costs, in connection therewith.

9. **Non-Merger** - The representations, warranties, covenants and agreements of the Assignor and the Assignee contained in the Royalty Purchase Agreement among the Assignor and certain affiliates of the Assignor and the Assignee dated as of March 18, 2005 shall not merge in but shall instead survive the execution and delivery of this Agreement.

10. **Enurement** - This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

11. **Counterparts** - This Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date and year first above written.

[♦Vendor Name]

Per: ______________________________
Authorized Signatory

INTERNATIONAL ROYALTY CORPORATION

Per: ______________________________
Authorized Signatory

Schedule 1
Property

Schedule 2
Royalty Agreement

Schedule 3
Royalty

SCHEDULE F

ROYALTY ASSIGNMENT AGREEMENT (SALE)

This Agreement is made as of the ________ day of __________________, 2005.

BETWEEN:

[♦ Vendor Name]
[♦ Vendor Address]

(the "**Assignor**")

OF THE FIRST PART

AND:

INTERNATIONAL ROYALTY CORPORATION, a Canadian corporation, having an office at 10 Inverness Drive East, Suite 104, Denver, Colorado 80012, U.S.A.

(the "**Assignee**")

OF THE SECOND PART

WHEREAS:

A. ♦ (the "**Owner**") holds an interest in the mineral property described in Schedule 1 hereto (the "**Property**");

B. by an agreement attached as Schedule 2 hereto between the Owner, or a predecessor in interest to the Owner, and the Assignor, or a predecessor in interest to the Assignor (the "**Royalty Agreement**"), the royalty described in Schedule 3 hereto (the "**Royalty**") was conferred upon or reserved by the Assignor or a predecessor in interest to the Assignor or may otherwise become payable to the Assignor; and

C. the Assignor has agreed to sell, transfer and assign the Royalty and the Royalty Agreement to the Assignee.

NOW THEREFORE this Agreement witnesses that in consideration of the mutual covenants and agreements the parties agree as follows:

1. **Interpretation** – In this Agreement:

(a) unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, "or" is not exclusive and the words "including", "include" and "includes" are not limiting, whether or not non-limiting language (such as "without limitation") is used with reference thereto;

(b) the inclusion of headings in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement; and

(c) this Agreement shall be governed by and construed in accordance with the laws of British Columbia and the laws of Canada applicable therein. Any disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, arising out of or in any way connected with this Agreement may be referred to the courts of British Columbia. and each party attorns to the non-exclusive jurisdiction of the courts of British Columbia.

2. **<u>Assignment</u>** - The Assignor hereby assigns to the Assignee the entire right, title and interest of the Assignor in the Royalty and the Royalty Agreement (the "**Assignment**") effective as of March 31, 2005 (the "**Effective Date**"), with the intent that the Assignee shall assume and be entitled to all rights, benefits, payments and privileges with respect to the Royalty and the Royalty Agreement at all times on and after the Effective Date [♦ **NTD - for Royalties subject to a Clawback Right insert the following: "**, provided that if the Assignor elects to exercise its right (the "**Clawback Right**") in respect of the Royalty and the Royalty Agreement pursuant to Section 2.5 of that certain Royalty Purchase Agreement (the "**Purchase Agreement**") among the Assignor and certain affiliates of the Assignor and the Assignee dated as of March 18, 2005, then the Assignee shall assign the entire right, title and interest of the Assignee in the Royalty and the Royalty Agreement back to the Assignor in accordance with the terms of Section 2.5 of the Purchase Agreement and the Assignor shall then assume and be entitled to all rights, benefits, payments and privileges with respect to the Royalty and the Royalty Agreement at all times on and after the date upon which the Royalty and the Royalty Agreement are so assigned from the Assignee to the Assignor."].

3. **<u>Assumption of Obligations</u>** - The Assignee hereby assumes and agrees to perform all obligations of the Assignor under the Royalty Agreement relating to the Royalty as and from the Effective Date.

4. **<u>Filing of Royalty and Royalty Agreement</u>** – If notice of the Royalty and the Royalty Agreement has not been filed by the Assignor in the respective government registry which accepts such filings, then the Assignor shall upon the request of the Assignee deliver to the Assignee such notice and all other documents and instruments as may be required to be filed in such government registry to record the Assignor's interest, each in registrable form, and authorizes the Assignee to file such notice and such other documents and instruments concurrently with the filing of a notice and any other documents and instruments pertaining to the within assignment of the Royalty and the

Royalty Agreement by the Assignor to the Assignee as the assignee considers necessary or appropriate.

5. **Trust** - In the event it is necessary for the Owner or any other person to execute this Agreement or any other document so as to perfect the assignment of the Royalty and the Royalty Agreement, then until such takes place, the Assignor shall hold the Royalty and the Royalty Agreement in trust as bare trustee for the Assignee as beneficial owner and in that regard:

   (a) any payment pertaining to the Royalty received by the Assignor from the Owner shall be delivered forthwith to the Assignee; and

   (b) any legal action required to enforce the existence of or entitlement to the Royalty shall be taken by the Assignor, on behalf of the Assignee, on the condition that the Assignee shall cover all costs, including legal costs, in connection therewith.

6. **Non-Merger** - The representations, warranties, covenants and agreements of the Assignor and the Assignee contained in the Royalty Purchase Agreement among the Assignor and certain affiliates of the Assignor and the Assignee dated as of March 18, 2005 shall not merge in but shall instead survive the execution and delivery of this Agreement.

7. **Enurement** - This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

8. **Counterparts** - This Agreement may be signed in counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument. This Agreement may be validly executed by transmission of signed facsimile.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date and year first above written.

[♦Name of Vendor]

Per: ______________________________
Authorized Signatory

INTERNATIONAL ROYALTY CORPORATION

Per: ______________________________
Authorized Signatory

Schedule 1
Property

Schedule 2
Royalty Agreement

Schedule 3
Royalty

SCHEDULE G

NOTICE OF ASSIGNMENT

[IRC Letterhead]

♦, 2005

♦[Delivery]

♦[Operator]
♦[Operator Address]

Attention: ♦

Dear Sirs:

Re: **♦ Property - Purchase of BHP Billiton's Royalty Interest**

We understand that you are the current operator of the ♦ Property located in ♦. We write to notify you that, effective March 31, 2005, the royalty interest(s) held by ♦ ("BHP Billiton") in respect of the ♦ Property (the "♦ Royalty") was sold to International Royalty Corporation ("IRC"). We enclose for your reference the assignment agreement between IRC and BHP Billiton in respect of the sale of the ♦ Royalty (the "Royalty Assignment Agreement"). We request that you acknowledge receipt of this letter by executing the enclosed duplicate copy of this letter, and then returning it to IRC at your earliest convenience.

Attached as Schedule 2 to the enclosed Royalty Assignment Agreement is a copy of the original agreement(s) pursuant to which the ♦ Royalty was created. We request that you review this documentation and advise us promptly if it does not accord with your understanding of the current status of the ♦ Property or the ♦ Royalty.

[We note that our documentation in respect of the ♦ Royalty is not complete and request that you provide us with a copy of ♦, if you should have such documentation in your possession.] (NTD: complete or delete as applicable)

We may contact you again in the near future to seek your assistance in carrying out registrations in respect of the transfer of the ♦ Royalty.

BHP Billiton World Exploration Inc. is executing this letter to acknowledge and confirm the sale of the ♦ Royalty to IRC as described above.

We thank you for your assistance and look forward to working with you in the future.

Yours truly,

International Royalty Corporation

Per: ______________________________
Douglas B. Silver
Chief Executive Officer

Enclosures

Acknowledged and confirmed by ♦ this ____ day of ____________, 2005:

Per: ______________________________

Receipt acknowledged by ♦

this ____ day of ____________, 2005:

____
Print Name:


RECEIVED
2006 APR 17 A 8:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SHAREHOLDER RIGHTS PLAN AGREEMENT

Dated as of April 18, 2005

BETWEEN

INTERNATIONAL ROYALTY CORPORATION

and

CIBC MELLON TRUST COMPANY

as Rights Agent

FASKEN MARTINEAU DUMOULIN LLP
Toronto-Dominion Bank Tower
Box 20, Suite 4200
Toronto Dominion Centre
Toronto, Canada M5K 1N6

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

Page

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of April 18, 2005 between **INTERNATIONAL ROYALTY CORPORATION**, a corporation organized under the laws of Canada (the "**Corporation**"), and **CIBC MELLON TRUST COMPANY**, a trust company existing under the laws of Canada, as rights agent (the "**Rights Agent**", which term shall include any successor Rights Agent hereunder).

WHEREAS the Board of Directors (as hereinafter defined) has determined that it is advisable and in the best interests of the Corporation to implement a shareholders right plan by adopting this shareholder rights plan agreement as provided herein (the "**Rights Plan**") to take effect on the Effective Date (as hereinafter defined) to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any Take-Over Bid (as hereinafter defined) and, due to the uniqueness of the Corporation's business, to ensure that the Board of Directors are provided with sufficient time to evaluate unsolicited Take-Over Bids and to explore and develop alternatives to maximize shareholder value;

AND WHEREAS in order to implement the Rights Plan, the Board of Directors has:

(a) distributed one right (a "**Right**") effective at the Record Time (as hereinafter defined) in respect of each Common Share (as hereinafter defined) outstanding at the Record Time; and

(b) authorized the issuance of one Right in respect of each Voting Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Rights Agent has agreed to act on behalf of the Corporation in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective agreements set forth herein, the Corporation and the Rights Agent hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

"**Acquiring Person**" means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; *provided, however,* that the term "**Acquiring Person**" shall not include:

(i) the Corporation or any Subsidiary of the Corporation;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A) a Voting Share Reduction,

(B) a Permitted Bid Acquisition,

(C) an Exempt Acquisition,

(D) a Convertible Security Acquisition, or

(E) a Pro Rata Acquisition.

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition, and thereafter becomes the Beneficial Owner of an additional 1% or more of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition), then as of the date and time that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person;

(iii) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of an acquisition from the Corporation in connection with a distribution of securities pursuant to a prospectus or by way of a private placement; and

(iv) a Grandfathered Person, *provided, however,* that if after the Record Time such Person becomes the Beneficial Owner of an additional 1% or more of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition), then as of the date and time that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person.

"**Affiliate**", when used to indicate a relationship with a specified corporation, means a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is a corporation controlled by, or is a corporation under common control with, such specified corporation.

"**Agreement**" means this shareholder rights plan agreement between the Corporation and the Rights Agent, as amended, supplemented or restated from time to time.

"**Associate**", when used to indicate a relationship with a specified Person, means (i) a spouse of such specified Person, (ii) any Person of either sex with whom such specified Person is living in a conjugal relationship outside marriage, or (iii) any relative of such specified Person or of a Person mentioned in Clause (i) or (ii) of this definition if that relative has the same residence as the specified Person.

"**Beneficial Owner**": a Person shall be deemed the "**Beneficial Owner**" and to have "**Beneficial Ownership**" of and to "**Beneficially Own**", any security:

(i) of which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (A) upon the purchase, exercise, conversion or exchange of any Convertible Securities, or (B) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, in each case if such right is then exercisable or exercisable within a period of 60 days of the date of the determination of Beneficial Ownership, and whether or not on condition or the happening of any contingency (other than customary agreements with and between underwriters and members of banking groups or selling groups with respect to a distribution of securities pursuant to a prospectus or by way of a private placement and other than pursuant to pledges of securities in the ordinary course of business); and

(iii) which is Beneficially Owned within the meaning of Clause (i) or (ii) of this definition by any other Person with which, and in respect of which security, such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "**Beneficial Owner**" of, or to have "**Beneficial Ownership**" of, or to "**Beneficially Own**", any security by reason of:

(1) such security having been deposited or tendered pursuant to a Take-Over Bid made by such Person, any of such Person's Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert, until such deposited or tendered security has been accepted unconditionally for payment or exchange or has been taken up and paid for, whichever shall first occur;

(2) the holder of such security having agreed pursuant to a Permitted Lock-Up Agreement to deposit or tender such security pursuant to a Take-Over Bid made by such Person, any of such Person's Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert, until the earliest time at which any such deposited or tendered security has been accepted unconditionally for payment or exchange or has been taken up and paid for, whichever shall first occur;

(3) such Person, for greater certainty, holding such security in the ordinary course of such Person's business or activities as follows:

(A) such Person (in this definition, a "**Manager**") manages investment funds for others (which others may include, or be limited to, employee benefit plans and pension plans), if such security is held by the Manager in the performance of the Manager's duties for the account of another Person (in this definition, a "**Client**", which term shall include any non-discretionary account held on behalf of a Client by a broker or dealer registered under applicable law);

(B) such Person (in this definition, a "**Trust Company**") is licensed as a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity for the estates of deceased or incompetent Persons (each, in this definition, an "**Estate Account**") or for other accounts (each, in this definition, an "**Other Account**"), if such security is held by the Trust Company for the Estate Account or for such Other Accounts;

(C) such Person (in this definition, a "**Crown Agent**") is a Crown agent or agency that manages public assets, if such security is held by the Crown Agent for the purposes of its activities as Crown Agent;

(D) such Person (in this definition, a "**Statutory Body**") is established by statute for purposes that include the management of investment funds for employee benefit plans, pension plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies, if such security is held by the Statutory Body for the purposes of its activities as Statutory Body; or

(E) such Person (in this definition, an "**Administrator**") is the administrator or trustee of one or more pension funds or plans (each, in this definition, a "**Plan**") registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed, or is such a Plan, if such security is held by the Administrator or Plan for the purposes of its activities as Administrator or Plan;

but only if the Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making or has not publicly announced a current intention to make a Take-Over Bid, alone or by acting jointly or in concert with any other Person, other than pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or an organized over-the-counter market;

(4) such Person, for greater certainty, being a Client of the same Manager as another Person on whose account the Manager holds such security;

(5) such Person, for greater certainty, having an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security;

(6) such Person, for greater certainty, being a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(7) such Person, for greater certainty:

(A) being a Client of a Manager, if such security is owned at law or in equity by the Manager;

(B) being an Estate Account or an Other Account of a Trust Company, if such security is owned at law or in equity by the Trust Company; or

(C) being a Plan, if such security is owned at law or in equity by the Administrator of the Plan; or

(8) such Person being the registered holder of such security as a result of carrying on the business of, or acting as nominee for, a securities depository.

"**Board of Directors**" means the board of directors of the Corporation or any duly constituted or empowered committee thereof.

"**Business Day**" means any day other than a Saturday, a Sunday or a day on which banking institutions in Toronto, Ontario are generally not open for business.

"***Canada Business Corporations Act***" means the *Canada Business Corporations Act*, R.S.C. 1985, c.C-44, as amended, and the regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

"**Canadian Dollar Equivalent**" of any amount which is expressed in United States dollars means on any date the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S.-Canadian Exchange Rate in effect on such date.

"**Canadian-U.S. Exchange Rate**" means on any date the inverse of the U.S.-Canadian Exchange Rate.

"**Close of Business**" on any date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in Toronto, Ontario (or, after the Separation Time, the office of the Rights Agent in Toronto, Ontario) is closed to the public.

"**Common Shares**" means the common shares in the capital of the Corporation.

"**Competing Permitted Bid**" means a Take-Over Bid that:

(i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of that Permitted Bid or Competing Permitted Bid (in this definition, the "**Prior Bid**");

(ii) satisfies all the provisions of the definition of a Permitted Bid other than the requirements set out in Clauses (ii)(A) and (D) of the definition of Permitted Bid; and

(iii) contains, and the take-up and payment for securities deposited or tendered thereunder are subject to, irrevocable and unqualified conditions that:

(A) no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the Take-Over Bid (1) prior to the Close of Business on a date that is not less than the later of 35 days after the Offer Date of such Take-Over Bid constituting the Competing Permitted Bid and 60 days after the Offer Date of the earliest Prior Bid then in existence, and (2) then only if, at the Close of Business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under such Take-Over Bid constituting the Competing Permitted Bid, more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered pursuant to such Take-Over Bid and not withdrawn; and

(B) in the event that the requirement set forth in Subclause (iii)(A)(2) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 Business Days from the date of such public announcement.

"**controlled**": a body corporate is "**controlled**" by another Person or two or more Persons acting jointly or in concert if:

(i) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate;

and "**controls**", "**controlling**" and "**under common control with**" shall be interpreted accordingly.

"**Convertible Securities**" means at any time any securities issued by the Corporation from time to time (other than the Rights) carrying any purchase, exercise, conversion or exchange right pursuant to which the holder thereof may acquire Voting Shares or other securities carrying any purchase, exercise, conversion or exchange right pursuant to

which the holder thereof may acquire Voting Shares (in each case, whether such right is then exercisable or exercisable within or after a specified period and whether or not on condition or the happening of any contingency).

"**Convertible Security Acquisition**" means the acquisition of Voting Shares by a Person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

"**Co-Rights Agent**" has the meaning attributed thereto in Subsection 4.1(a).

"**Effective Date**" means April 18, 2005.

"**Election to Exercise**" shall have the meaning attributed thereto in Subsection 2.2(d).

"**Exempt Acquisition**" means an acquisition by a Person of Voting Shares and/or Convertible Securities (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Section 5.2, (ii) pursuant to a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to the holders of Voting Shares and/or Convertible Securities where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares and/or Convertible Securities be applied to the purchase from the Corporation of further securities of the Corporation, (iii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Corporation (A) to the public pursuant to a prospectus; *provided* that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such distribution, or (B) by way of a private placement; *provided* that (I) all necessary stock exchange approvals to such private placement have been obtained and such private placement complies with the terms and conditions of such approvals, and (II) such Person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such Person on the private placement shall be deemed to be held by such Person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement, or (iv) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval.

"**Exercise Price**" means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof, the Exercise Price shall be:

(i) until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

"**Expansion Factor**" has the meaning attributed thereto in Subsection 2.3(b)(x).

"**Expiration Time**" has the meaning attributed thereto in Subsection 5.19(a)(ii).

"**Flip-in Event**" means a transaction or event in which any Person becomes an Acquiring Person.

"**Grandfathered Person**" means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares as determined at the Record Time; *provided, however*, that a Person shall cease to be a Grandfathered Person in the event that such Person ceases to Beneficially Own 20% or more of the outstanding Voting Shares at any time after the Record Time.

"holder" shall have the meaning attributed thereto in Section 1.6.

"**including**" and "**includes**" shall be interpreted on an inclusive basis and shall be deemed to be followed by the words "**without limitation**".

"**Independent Shareholders**" means holders of outstanding Voting Shares, excluding (i) any Acquiring Person, (ii) any Offeror, (iii) any Affiliate or Associate of any Acquiring Person or Offeror, (iv) any Person acting jointly or in concert with any Acquiring Person or Offeror, and (v) any employee benefit plan, share purchase plan, deferred profit sharing plan or trust for the benefit of employees of the Corporation or a wholly-owned Subsidiary of the Corporation (unless the beneficiaries of such plan or trust direct the manner in which such Voting Shares are to be voted or direct whether the Voting Shares are to be deposited or tendered to a Take-Over Bid, in which case such plan or trust shall be considered to be an Independent Shareholder).

"**Market Price**" per security of any securities on any date means the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days through to and including the Trading Day immediately preceding such date; *provided, however,* that if an event of a type analogous to any of the events described in Section 2.3 shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day).

The closing price per security of any securities on any date shall be:

(i) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each such security as reported by the principal stock exchange or securities quotation system in Canada on which such securities are listed or admitted to trading (based on the volume of securities traded during the most recently completed financial year);

(ii) if for any reason none of the prices described in Clause (i) above are available for such date or the securities are not listed or admitted to trading on a stock exchange or securities quotation system in Canada, the last board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each such security on such date as reported by such other securities exchange or securities quotation system on which such securities are listed or admitted to trading (and if such securities are listed or admitted to trading on more than one other stock exchange or securities quotation system such prices shall be determined based on the stock exchange or securities quotation system on which such securities are then listed or admitted to trading on which the largest number of such securities were traded during the most recently completed financial year);

(iii) if for any reason none of the prices described in Clauses (i) and (ii) above are available for such date or the securities are not listed or admitted to trading on a stock exchange in Canada or any other securities exchange or securities quotation system, the last sale price, or if no sale takes place, the average of the high bid and low asked prices for each such security on such date in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv) if for such date none of the prices described in Clauses (i), (ii) and (iii) above are available or the securities are not listed or admitted to trading on a stock exchange in Canada or any other securities exchange and are not quoted by any reporting system, the average of the closing bid and asked prices for such date as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if on any such date none of such prices is available, the closing price per security of such securities on such date shall be the fair value per security of such securities on such date as determined in good faith by an internationally recognized investment banking firm selected by the Board of Directors. The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

"**Offer Date**" means the date of a Take-Over Bid.

"**Offer to Acquire**" shall include:

(i) an offer to purchase, or a solicitation of an offer to sell, Voting Shares and/or Convertible Securities; and

(ii) an acceptance of an offer to sell Voting Shares and/or Convertible Securities, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

"**Offeror**" means a Person who has made a public announcement of a current intention to make or who is making a Take-Over Bid (including a Permitted Bid or a Competing Permitted Bid), but excluding any Person referred to in Clause (3) of the definition of Beneficial Owner in the circumstances described therein.

"**Offeror's Securities**" means the aggregate of the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire.

"**Permitted Bid**" means a Take-Over Bid that is made by means of a take-over bid circular and that also complies with the following additional provisions:

(i) the Take-Over Bid is made to all holders of Voting Shares of record, other than the Offeror; and

(ii) the Take-Over Bid contains, and the provisions for take-up and payment for securities deposited or tendered thereunder are subject to, irrevocable and unqualified conditions that:

(A) no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the Take-Over Bid (1) prior to the Close of Business on a date that is not less than 60 days following the Offer Date, and (2) then only if, at the Close of Business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under such Take-Over Bid, more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

(B) Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to such Take-Over Bid, unless such Take-Over Bid is withdrawn, at any time prior to the Close of Business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under the Take-Over Bid;

(C) any Voting Shares and/or Convertible Securities deposited or tendered pursuant to the Take-Over Bid may be withdrawn until taken up and paid for; and

(D) in the event that the requirement set forth in Subclause (ii)(A)(II) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 Business Days from the date of such public announcement.

"**Permitted Bid Acquisition**" means an acquisition by a Person of Voting Shares and/or Convertible Securities pursuant to a Permitted Bid or a Competing Permitted Bid.

"**Permitted Lock-Up Agreement**" means an agreement (the "**Lock-Up Agreement**") between a Person and one or more holders of Voting Shares and/or Convertible Securities

(each a "**Locked-Up Person**") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such Lock-Up Agreement is entered into, not later than the date of such Lock-Up Agreement (or, if such date is not a Business Day, on the Business Day next following such date)), pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares and/or Convertible Securities held by such holder to a Take-Over Bid (the "**Lock-Up Bid**") made or to be made by such Person, any of such Person's Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert; *provided* that:

(i) the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities from the Lock-Up Bid in order to deposit or tender such securities to another Take-Over Bid or support another transaction where:

(A) the price or value per Voting Share or Convertible Security offered under such other Take-Over Bid or transaction exceeds the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid;

(B) the price or value per Voting Share or Convertible Security offered under such other Take-Over Bid or transaction exceeds by as much as or more than a specified amount (the "**Specified Amount**") the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, *provided* that such Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid; or

(C) the number of Voting Shares and/or Convertible Securities to be purchased under such other Take-Over Bid or transaction exceeds by as much as or more than a specified number (the "**Specified Number**") the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares and/or Convertible Securities offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-Up Bid an opportunity to match the higher price, value or number in such other Take-Over Bid or transaction, or other similar limitation on a Locked-Up Person's right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to deposit or tender to the other Take-Over Bid or support the other transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A) the cash equivalent of 2.5% of the price or value payable under the Lock-Up Bid to a Locked-Up Person; and

(B) 50% of the amount by which the price or value payable under another Take-Over Bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid,

shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event that the Locked-Up Bid is not successfully concluded or if any Locked-Up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid or withdraws Voting Shares and/or Convertible Securities previously deposited or tendered thereto in order to deposit or tender to another Take-Over Bid or support another transaction.

"**Person**" shall include any individual, firm, partnership, syndicate, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation or other incorporated or unincorporated organization.

"**Pro Rata Acquisition**" means an acquisition by a Person of Voting Shares and/or Convertible Securities (i) as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Voting Shares and/or Convertible Securities on the same *pro rata* basis as all other holders of Voting Shares and/or Convertible Securities of the same class or series; or (ii) pursuant to the receipt or exercise of rights (other than the Rights) to subscribe for or purchase Voting Shares and/or Convertible Securities issued by the Corporation on the same *pro rata* basis to all of the holders of Voting Shares and/or Convertible Securities of the same class or series, provided that such rights are acquired directly from the Corporation; and *further provided*, in either case, that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such acquisition.

"**Record Time**" means 5:00 p.m. (Toronto time) on the Effective Date.

"**Redemption Price**" shall have the meaning attributed thereto in Subsection 5.1(a).

"**Regular Periodic Cash Dividend**" shall have the meaning attributed thereto in Subsection 2.3(d).

"**Rights**" means the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein.

"**Rights Certificate**" means a certificate representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Exhibit A or such other form as the Corporation and the Rights Agent may agree.

"**Rights Register**" and "**Rights Registrar**" shall each have the meaning attributed thereto in Subsection 2.6(a).

"***Securities Act* (Ontario)**" means the *Securities Act*, R.S.O. 1990, chapter S.5, as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

"**Separation Time**" means the Close of Business on the tenth Trading Day after the earliest of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of, or first public announcement of the current intention of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-Over Bid (other than a Permitted Bid or Competing Permitted Bid so long as such Take-Over Bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid); and

(iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable;

or such later date as may be determined by the Board of Directors in good faith, *provided, however,* that if any Take-Over Bid referred to in Clause (ii) above expires or is terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this definition, never to have been made.

"**Stock Acquisition Date**" means the first date of public announcement (which, for purposes of this definition, shall include a report filed pursuant to the *Securities Act* (Ontario), the *1934 Exchange Act* or any other applicable securities laws) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person.

"**Subsidiary**": a body corporate is a Subsidiary of another body corporate if:

(i) it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other; or

(ii) it is a Subsidiary of a body corporate that is that other's Subsidiary.

"**Take-Over Bid**" means an Offer to Acquire Voting Shares and/or Convertible Securities where the Voting Shares and/or Convertible Securities subject to the Offer to Acquire, together with the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares and/or Convertible Securities at the date of the Offer to Acquire.

"**Termination Time**" means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1.

"**Trading Day**", when used with respect to any securities, means a day on which the principal stock exchange or securities quotation system in Canada on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any stock exchange or securities quotation system in Canada, a Business Day.

"**TSX**" means the Toronto Stock Exchange.

"**U.S.-Canadian Exchange Rate**" means on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate on such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

"**U.S. Dollar Equivalent**" of any amount which is expressed in Canadian dollars means on any date the United States dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate in effect on such date.

"**Voting Share Reduction**" means an acquisition or a redemption by the Corporation of Voting Shares and/or Convertible Securities which, by reducing the number of outstanding Voting Shares and/or Convertible Securities outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person.

"**Voting Shares**" means collectively the Common Shares and any other shares in the capital stock or voting interests issued by the Corporation, the holders of which are entitled to vote generally in the election of directors.

"***1933 Securities Act***" means the *Securities Act of 1933* of the United States, as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

"***1934 Exchange Act***" means the *Securities Exchange Act of 1934* of the United States, as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.4 Descriptive Headings and References

Descriptive headings and the Table of Contents appear herein for convenience of reference only and shall not affect the meaning or construction of any of the provisions hereof. All references to Articles, Sections, Subsections, Clauses and Exhibits are to the articles, sections, subsections, clauses and exhibits forming part of this Agreement unless otherwise indicated. The words "hereto", "herein", "hereof", "hereunder", "this Agreement" and similar expressions refer to this Agreement including the Exhibits, as the same may be amended, supplemented or restated from time to time.

1.5 Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every other Person who is a party to any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first mentioned Person to acquire or Offer to Acquire Voting Shares and/or Convertible Securities (other than customary agreements with and between underwriters and/or members of banking groups and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of a private placement and other than pursuant to pledges of securities in the ordinary course of business).

1.6 Holder

As used in this Agreement, unless the context otherwise requires, the term **"holder"** of any Rights means the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares).

1.7 Calculation of Voting Shares Beneficially Owned

For the purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by a Person shall be and be deemed to be the product determined by the formula:

$$100 \times \frac{A}{B}$$

where

A = the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where a Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purposes of both A and B above, but no other unissued Voting Shares shall, for the purposes of such calculation, be deemed to be outstanding.

ARTICLE 2
THE RIGHTS

2.1 Legend on Voting Share Certificates

Voting Share certificates issued after the Record Time and prior to the Close of Business on the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Voting Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them from and after the Effective Date the legend set forth below:

> "Until the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement dated as of April 18, 2005, as amended, supplemented or restated from time to time (the "**Rights Agreement**") between **International Royalty Corporation** (the "**Corporation**") and **CIBC Mellon Trust Company**, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the registered office of the Corporation. In certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, may be redeemed, may expire, may become null and void or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

Certificates representing Voting Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Voting Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time. Following the Separation Time, Rights will be evidenced by Rights Certificates issued pursuant to Section 2.2 hereof.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below) or its U.S. Dollar Equivalent as at the Business Day immediately preceding the day on which such Right is exercised. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be null and void.

(b) Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Voting Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights

Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Voting Share.

(c) From and after the Separation Time and prior to the Expiration Time, the Rights may be exercised and the registration and transfer of the Rights shall be separate from and independent of Voting Shares. Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Voting Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become null and void pursuant to the provisions of Subsection 3.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights), at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i) a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation or judicial or administrative order made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or securities quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii) a disclosure statement prepared by the Corporation describing the Rights;

provided, however, that a nominee shall be sent the materials provided for in Clauses (i) and (ii) above only in respect of Voting Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Voting Shares which are Beneficially Owned by another Person, the Corporation may require such first-mentioned Person to furnish such information and documentation as the Corporation deems necessary or appropriate to make such determination.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in Toronto, Ontario or, with the approval of the Rights Agent, at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation:

(i) the Rights Certificate evidencing such Rights with an election to exercise (an "**Election to Exercise**") substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the holder or his executors or administrators or other personal representatives

or his legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii) payment by certified cheque, banker's draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Voting Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, with an appropriately completed and duly executed Election to Exercise which does not indicate that such Right is null and void as provided by Subsection 3.1(b), accompanied by payment as set forth in Clause 2.2(d)(ii), the Rights Agent (unless otherwise instructed in writing by the Corporation) will thereupon promptly:

(i) requisition from the transfer agent Common Shares certificates for the number of Common Shares to be purchased (the Corporation hereby irrevocably agreeing to authorize its transfer agent to comply with all such requisitions);

(ii) after receipt of such certificates referred to in Clause 2.2(e)(i), deliver such certificates to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares or fractional Rights;

(iv) after receipt, deliver such cash referred to in Clause 2.2(e)(iii) to or to the order of the registered holder of the Rights Certificate; and

(v) tender to the Corporation all payments received upon exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the *Canada Business Corporations Act,* the *Securities Act* (Ontario), the securities acts or comparable legislation of each of the other provinces of Canada, the *1933 Securities Act* and the *1934 Exchange Act* and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon issuance on the TSX and each other stock exchange and/or securities quotation system on which the Common Shares are then listed or admitted to trading at that time;

(iv) cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v) pay when due and payable any and all Canadian and provincial transfer taxes (for greater certainty not including any income taxes or capital gains of the holder or exercising holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised.

2.3 Adjustments to Exercise Price; Number of Rights

(a) The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(b) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Common Shares or other capital stock of the Corporation (or Convertible Securities) other than pursuant to any optional stock dividend program, dividend reinvestment plan or dividend payable in Common Shares in lieu of a regular periodic cash dividend;

(ii) subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares or other capital stock of the Corporation (or Convertible Securities) in respect of, in lieu of, or in exchange for existing Common Shares;

the Exercise Price and the number of Rights outstanding or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(A) the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "**Expansion Factor**") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof (assuming the exercise of all such purchase, exercise, conversion or exchange rights, if any); and

(B) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Common Shares issued or issuable in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof. To the extent that such rights of purchase, exercise, conversion or exchange are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based on the number of Common Shares (or Convertible Securities) actually issued upon the exercise of such rights.

If after the Record Time and prior to the Expiration Time the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(b)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent shall amend or supplement this Agreement in order to effect such treatment.

If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1. Adjustments pursuant to Section 2.3 shall be made successively, whenever an event referred to in Section 2.3 occurs.

If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(b), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(c) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance to all holders of Common Shares of rights, options or warrants entitling them (for a period expiring within 45 days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities pursuant to which the holder may acquire Common Shares) at a price per Common Share (or, if a Convertible Security having a purchase, exercise, conversion or exchange price, including the price required to be paid to purchase such convertible or exchangeable security or right, per share) less than 90% of the Market Price per Common Share on such record date, the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price per Common Share and of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price may be paid by delivery of consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. To the extent that such rights of purchase, exercise, conversion or exchange are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based on the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights.

Such adjustment shall be made successively whenever such a record date is fixed. For purposes of this Agreement, the granting of the right to purchase Common

Shares (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; *provided, however,* that, in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(d) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend (as defined below) or a dividend paid in Common Shares) or rights, options or warrants (excluding those referred to in Subsection 2.3(c)), the Exercise Price shall be adjusted. The Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed.

For the purpose of this Subsection 2.3(d), "Regular Periodic Cash Dividend" means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(e) Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i) the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance, in the case of an adjustment made pursuant to Subsection 2.3(b) above; and

(ii) the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Subsection 2.3(c) or (d) above subject to readjustment to reverse same if such distribution shall not be made.

(f) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in Clause 2.3(b)(i) or (iv), or if the Corporation shall take any other action (other than the issue of Common Shares) which might have a negative effect on the holders of Rights, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(b), (c) and (d) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(b), (c) and (d) above, but subject to the prior consent of the holders of Common Shares or Rights obtained as set forth in Subsection 5.5(b) or (c) as applicable, such adjustments, rather than the adjustments contemplated by Subsections 2.3(b), (c) and (d) above, shall be made. The Corporation and the Rights Agent shall amend or supplement this Agreement as appropriate to provide for such adjustments.

(g) Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; *provided, however,* that any adjustments which by reason of this Subsection 2.3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments made pursuant to this Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share, as the case may be.

(h) If as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in the provisions of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(i) All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(j) Unless the Corporation shall have exercised its election, as provided in Subsection 2.3(k), upon each adjustment of the Exercise Price as a result of the calculations made in Subsections 2.3(c) and (d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares obtained by:

(i) multiplying (A) the number of Common Shares covered by a Right immediately prior to such adjustment, by (B) the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii) dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(k) The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Subsection 2.3(k), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.6, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(l) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued

may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

(m) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; *provided, however,* that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(n) Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance (wholly or in part for cash) of Common Shares at less than the applicable Market Price, (iii) issuance (wholly for cash) of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, (iv) stock dividends, or (v) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders.

(o) After the Separation Time, the Corporation will not, except as permitted by the provisions hereof, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(p) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

  (i) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

  (ii) file with the Rights Agent and with each transfer agent for the Common Shares, a copy of such certificate; and

  (iii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereby, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(e) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; *provided, however,* that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Corporation by its Chairman of the Board, Chief Executive Officer, President or any Vice President and by the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement as described in Subsection 2.2(c), and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and mail such Rights Certificates and disclosure statement to the holders of the Rights pursuant to Subsection 2.2(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) From and after the Separation Time, the Corporation will cause to be kept a register (the "**Rights Register**") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "**Rights Registrar**" for the

purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder thereof or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed, by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate, and (ii) such security or indemnity as may be required by them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new

Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

(a) such holder shall be bound by and subject to the provisions of this Agreement in respect of all Rights held;

(b) prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Voting Share certificate representing such Right;

(c) after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Voting Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) such holder of Rights is not entitled to receive any fractional Rights or fractional Common Shares or other securities upon the exercise of Rights;

(f) without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be amended or supplemented from time to time in accordance with the provisions of Section 5.5 and the third last paragraph of Subsection 2.3(b); and

(g) notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF A FLIP-IN EVENT

3.1 Flip-in Event

(a) Subject to Subsection 3.1(b) and Sections 5.1 and 5.2, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective from and after the Close of Business on the tenth Trading Day following the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal

to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or an Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person); or

(ii) a transferee or other successor-in-title, directly or indirectly, from an Acquiring Person (or an Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person) in a transfer of Rights, whether or not for consideration, that the Board of Directors acting in good faith has determined is part of a plan, understanding or scheme of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person) that has the purpose or effect of avoiding the provisions of Clause 3.1(b)(i);

shall become null and void without any further action and any holder of such Rights (including transferees or other successors-in-title) shall thereafter have no right to exercise or transfer such Rights under any provision of this Agreement and shall have no other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not null and void under this Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Section 3.1 and such Rights shall become null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or 3.1(b)(ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> "The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person, or an Affiliate or an Associate of an Acquiring Person, or a Person acting jointly or in concert with any of them (as such terms are defined in the Shareholder Protection Rights Agreement). This Rights Certificate and the Rights represented hereby shall become null and void in the

circumstances specified in Subsection 3.1(b) of the Shareholder Protection Rights Agreement."

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(c) shall be of no effect on the provisions of Subsection 3.1(b).

ARTICLE 4
THE RIGHTS AGENT

4.1 General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more co-rights agents (each a "**Co-Rights Agent**") as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agents. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and other disbursements of any expert retained by the Rights Agent with the approval of the Corporation, such approval not to be unreasonably withheld). The Corporation also agrees to indemnify the Rights Agent, its officers, directors, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, suit, damage or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the legal costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of

assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld), retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate to properly carry out its duties and obligations imposed under this Agreement (at the Corporation's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of such experts or advisors.

(b) Whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by an individual believed by the Rights Agent to be the Chairman of the Board, the Vice Chairman of the Board, the President or any Vice President and by the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct and that of its officers, directors and employees.

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming null and void pursuant to Subsection 3.1(b)) or any adjustment required under the provisions of Section 2.3 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Subsection 2.3(p) describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the

authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f) The Corporation will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, any Vice President or the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with instructions of any such individual; it is understood that instructions to the Rights Agent shall, except where circumstances make it impossible or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions.

(h) The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Voting Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 30 days' notice in writing, given to the Rights Agent and to the transfer agent of the Common Shares (by personal delivery or registered

or certified mail), and to the holders of the Rights in accordance with Section 5.10. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent (at the Corporation's expense) or by the holder of any Rights (which holder shall, with such notice if given after the Separation Time, submit such holder's Rights Certificate for inspection by the Corporation), then the resigning Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction (at the Corporation's expense) for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses owing by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1 Redemption and Termination of Rights

(a) With the prior consent of the holders of Voting Shares or Rights obtained in accordance with Subsection 5.5(b) or (c), as applicable, the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to Section 5.2, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment to the Exercise Price provided for in Section 2.3 if an event analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "**Redemption Price**").

(b) If a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition occurring under Subsection 5.2(a) or (b), outstanding Voting Shares, the Board of Directors shall, notwithstanding the provisions of Subsection 5.1(a), immediately upon such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(c) Where a Take-Over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is terminated or is otherwise withdrawn after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

(d) If the Board of Directors elects or is deemed to have elected to redeem the Rights and, in circumstances where Subsection 5.1(a) is applicable, the requisite consent is given by the holders of Voting Shares or Rights, as applicable, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) subject to Subsection 5.1(f), no further Rights shall thereafter be issued.

(e) Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights or, in circumstances where Subsection 5.1(a) is applicable, within 10 Business Days after the requisite consent is given by the holders of Voting Shares or Rights, as applicable, the Corporation shall give notice of redemption to the holders of the outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register or, prior to the Separation Time, on the register of Voting Shares maintained by the Corporation's transfer agent or transfer agents. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(f) Upon the Rights being redeemed pursuant to Subsection 5.1(c), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares as of the Separation Time had not been mailed to each such holder and, for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares, subject to and in accordance with the provisions of this Agreement.

5.2 Waiver of Flip-In Events

(a) With the prior consent of the holders of Voting Shares obtained in accordance with Subsection 5.5(b), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than in the circumstances described in Subsection 5.2(b) or (c), waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent.

(b) The Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of a Take-Over Bid made by means of a take-over bid circular sent to all holders of record of Voting Shares (which, for greater certainty, shall not include the circumstances described in Subsection 5.2(c)), waive the application of Section 3.1 to such Flip-in Event by written notice

delivered to the Rights Agent, *provided, however,* that if the Board of Directors waives the application of Section 3.1 to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-Over Bid which is made by means of a take-over bid circular sent to all holders of record of Voting Shares prior to the expiry, termination or withdrawal of any Take-Over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.2(b).

(c) The Board of Directors may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i) the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii) such Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that, at the time of the waiver pursuant to this Subsection 5.2(c), it is no longer an Acquiring Person.

5.3 Expiration

No Person shall have any rights pursuant to this Agreement in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a).

5.4 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.5 Supplements and Amendments

(a) The Corporation may from time to time prior to or after the Separation Time amend, supplement or restate this Agreement without the approval of any holders of Rights or Voting Shares in order to correct any clerical or typographical error or, subject to Subsection 5.5(d), to maintain the validity and effectiveness of this Agreement as a result of any change in applicable laws, rules or regulatory requirements. The Corporation may, prior to the date of the shareholders' meeting referred to in Subsection 5.19(b), amend, supplement or restate this Agreement without the approval of any holders of Voting Shares or Rights in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.5 to the contrary, no such amendment, supplement or restatement shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such amendment, supplement or restatement.

(b) Subject to Subsection 5.5(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, supplement, restate or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to vote at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c) Subject to Subsection 5.5(a), the Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time, amend, supplement, restate or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by the holders of Rights (other than any holder of Rights whose Rights have become null and void pursuant to the provisions hereof) present or represented at and entitled to vote at a meeting of the holders of Rights. For the purposes hereof, the procedures for the calling, holding and conduct of a meeting of the holders of Rights shall be those, as nearly as may be, which are provided in the Corporation's by-laws with respect to meetings of its shareholders and each Right shall be entitled to one vote at any such meeting.

(d) Any amendments, supplements or restatements made by the Corporation to this Agreement pursuant to Subsection 5.5(a) which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:

(i) if made before the Separation Time, be submitted to the holders of Voting Shares at the next meeting of holders of Voting Shares and the holders of Voting Shares may, by the majority referred to in Subsection 5.5(b), confirm or reject such amendment, supplement or restatement; and

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called and held in accordance with the provisions of Subsection 5.5(c) and the holders of Rights may, by a majority referred to in Subsection 5.5(c), confirm or reject such amendment, supplement or restatement.

Any such amendment, supplement or restatement shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, supplement or restatement, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment, supplement or restatement is confirmed, it

shall continue in effect in the form so confirmed. If such amendment, supplement or restatement is rejected by the holders of Voting Shares or the holders of Rights or is not submitted to the holders of Voting Shares or holders of Rights as required, then such amendment, supplement or restatement shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or if such a meeting of the holders of Rights is not called within 90 days after the date of the resolution of the Board of Directors adopting such amendment, supplement or restatement, at the end of such period, and no subsequent resolution of the Board of Directors to amend, supplement or restate this Agreement to substantially the same effect shall be effective until confirmed by the holders of Voting Shares or holders of Rights as the case may be.

(e) The Corporation shall give notice in writing to the Rights Agent of any amendment, supplement or restatement to this Agreement pursuant to Section 5.5 within five Business Days of the date of any such amendment, supplement or restatement, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such amendment, supplement or restatement.

5.6 Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. Subject to Section 5.3, after the Separation Time there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price at the Separation Time of a whole Right in lieu of such fractional Rights. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Subsection 2.2(e).

(b) The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price at the date of such exercise of one Common Share. The Rights Agent shall have no obligation to make any payments in lieu of fractional Voting Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Subsection 2.2 (e).

5.7 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the

holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights, or Rights to which such holder is entitled, in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.8 Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.9), or to receive dividends or subscription rights or otherwise, until such Rights, or Rights to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.

5.9 Notice of Proposed Actions

If after the Separation Time and prior to the Expiration Time:

(i) there shall occur an adjustment in the rights attaching to the Rights pursuant to Section 3.1 as a result of the occurrence of a Flip-in Event; or

(ii) the Corporation proposes to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets;

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.10, a notice of such event or proposed action, which shall specify the date on which such adjustment to the Rights occurred or liquidation, dissolution or winding up is to take place, and such notice shall be so given within 10 Business Days after the occurrence of an adjustment to the Rights and not less than 20 Business Days prior to the date of taking such proposed action by the Corporation.

5.10 Notices

Notices or demands to be given or made in connection with this Agreement by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by mail, postage prepaid or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Corporation following the

giving of the notice or demand by fax), addressed (until another address is filed in writing with the Rights Agent) as follows:

International Royalty Corporation
10 Inverness Drive East
Suite 104
Englewood Colorado
USA 80112

Attention: Chief Executive Officer

Fax: (303) 799-9017

Notices or demands to be given or made in connection with this Agreement by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Corporation) as follows:

CIBC Mellon Trust Company
320 Bay Street, P.O. Box 1
Toronto, ON
M5H 4A6

Attention: Vice President, Client Services

Fax: (416) 643-5570

Notices or demands to be given or made in connection with this Agreement by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to such holder following the giving of the notice or demand by fax), addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for the Common Shares.

Any notice given or made in accordance with this Section 5.10 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the

Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.10, give such notice by means, of publication once in each of two successive weeks in the business section of the Financial Post and, so long as the Corporation has a transfer agent in the United States, in a daily publication in the United States designated by the Corporation, or in such other publication or publications as may be designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.11 Costs of Enforcement

The Corporation agrees that, if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) reasonably incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.12 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.13 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.14 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.15 Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.16 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.17 Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.18 Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith pursuant to this Agreement, shall not subject the Board of Directors to any liability to the holders of the Rights.

5.19 Effective Date and Expiration Time

(a) Subject to Subsection 5.19(b), this Agreement:

(i) shall be effective and in full force and effect in accordance with its terms from and after the Effective Date and shall constitute the entire agreement between the parties pertaining to the subject matter hereof as of the Effective Date; and

(ii) shall expire and be of no further force or effect from and after the Close of Business on the date (the "**Expiration Time**") that is the earlier of (i) the Termination Time, and (ii) the date upon which the annual meeting of the holders of Voting Shares terminates in 2008.

(b) Notwithstanding Subsection 5.19(a), if the Agreement is not ratified and confirmed by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of ratification and confirmation of this Agreement at a meeting of the holders of Voting Shares called for such purpose and held within six months of the Effective Date, then all outstanding Rights and this Agreement shall terminate and be null and void and of no further force and effect from and after the earlier of the date of such meeting or any adjournment thereof and the date that is six months from the Effective Date.

5.20 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement, or any amendment, supplement or restatement of this Agreement, shall be subject to receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction including, while any securities of the Corporation are listed and admitted to trading thereon, the TSX.

5.21 Time of the Essence

Time shall be of the essence of this Agreement.

5.22 Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely on the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada or the United States, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on the exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States in which such issue or delivery would be unlawful without registration or the relevant Persons or securities for such purposes, or (until such notice is given as required by law) without advance notice to any regulatory or self-regulatory body.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

INTERNATIONAL ROYALTY CORPORATION

By: *"Douglas B. Silver"*
Name: Douglas B. Silver
Title: Chairman & Chief Executive Officer

CIBC MELLON TRUST COMPANY

By: *"Warren Jansen"*
Name: Warren Jansen

CIBC MELLON TRUST COMPANY

By: *"Susan Clough"*
Name: Susan Clough

EXHIBIT A

(Form of Rights Certificate)

Certificate No. ______________ ____________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM (AS SUCH TERMS ARE DEFINED IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT) OR TRANSFEREES OF ANY OF THE FOREGOING WILL BECOME NULL AND VOID WITHOUT FURTHER ACTION.

Rights Certificate

This certifies that ______________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of April 18, 2005 and as further amended, supplemented or restated from time to time (the "Rights Agreement") between International Royalty Corporation, a corporation incorporated under the laws of Canada (the "Corporation"), and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada, as Rights Agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in Toronto, Onario or, with the approval of the Rights Agent, at any other office of the Rights Agent in the cities designated from time to time by the Corporation. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be $<*> (Canadian) per Right.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase more or less than one Common Share, all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights

equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of Cdn.$0.00001 per Right, subject to adjustment in certain events.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof, a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date: ______________________

INTERNATIONAL ROYALTY CORPORATION

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

CIBC MELLON TRUST COMPANY

By: ____________________________________
Authorized Signatory

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:

The undersigned hereby irrevocably elects to exercise __________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

____
Name

____
Address

____

____

Social Insurance, Social Security or other Taxpayer Identification Number _______________

____
Dated

Per: ________________________________
Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

____
Signature Guaranteed

Signature must be guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company or by a medallion guarantee by a member firm of a recognized Medallion Guarantee Program.

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all as defined in the Rights Agreement).

____
Signature

NOTICE

In the event the certification set forth above is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.

(To be executed by the registered holder if such holder desires to transfer the Rights evidenced by this Rights Certificate.)

FORM OF ASSIGNMENT

FOR VALUE RECEIVED ________________________ hereby sells, assigns and transfers unto ____

____

____

____

(please print name and address of transferee)

the Rights evidenced by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________ attorney, to transfer the within Rights on the books of the within-named Corporation, with full power of substitution.

____
Dated

Per: ______________________________
Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

____
Signature Guaranteed

Signature must be guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company or by a medallion guarantee by a member firm a recognized Medallion Guarantee Program.

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

____
Signature

NOTICE

In the event the certification set forth above is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.

INTERNATIONAL ROYALTY
CORPORATION

2004 ANNUAL REPORT

INTERNATIONAL ROYALTY CORPORATION

2004 LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

As this is my first letter to you, I wanted to share our vision and strategy for creating a major mineral royalty company. International Royalty Corporation (''IRC'') was founded to be a low risk vehicle for investment in a wide range of mineral commodities, capitalizing on the broad experience and resource industry knowledge of its management team and directors, and with the mission of acquiring high quality royalty interests on reasonable terms. By providing liquidity opportunities for existing royalty owners, and by participating in the development of attractive new natural resource projects via royalty financing, we intend to create shareholder value by assembling a diversified portfolio of high-margin mineral interests. I would also like to outline the history of how IRC came to reality in a surprisingly short period of time, and review our achievements to date. More importantly, this letter gives me the opportunity to set forth our vision and future plans; a combination which we believe will make IRC a potentially long and exciting growth story.

During the first quarter of 2002, George Young and I decided to form a new mineral royalty company, a concept we had often discussed over the years. We immediately invited Doug Hurst to join us because of his extensive contacts in both the Canadian mining and investment communities. We also established a board of directors that included three individuals, Rene Carrier, Gordon Fretwell and Robert Schafer, each with unique skill sets needed to launch this effort.

Doug and I met with Claude Bonhomme at the Prospectors and Developers Annual Meeting in Toronto in March 2003 and shortly thereafter concluded an agreement to purchase his 0.25% NSR royalty on one of Canada's largest gold producers, the Williams mine in Ontario. With this foundation, IRC was incorporated on May 7, 2003. By August we had completed a private equity placement of CAD$3.6 million and completed the acquisition of the Williams royalty. With sufficient working capital in tow, George, Doug and I were able to wind down our other business activities and focus exclusively on building IRC. Haywood Securities Inc. led this initial financing effort while also providing invaluable advice on how to best design our new company for the benefit of our shareholders. Haywood also introduced us to the Voisey's Bay royalty opportunity. In September 2003, Doug and I had our first meeting with Archean Resources Ltd., the owner of a 2.7% NSR royalty on the world-class Voisey's Bay nickel-copper-cobalt project located in Labrador. Simultaneously, we contacted former clients, friends and industry colleagues in search of other royalty opportunities consistent with our investment goals.

On August 16, 2004 we signed a binding letter of intent with Archean Resources. Our other business development efforts also paid off in the fall of 2004 when we executed five other agreements to purchase approximately 60 other royalties from BHP Billiton Worldwide Exploration Inc., Hecla Mining Company, the Hunter Exploration Group, David Fawcett and John Livermore. These royalties greatly advanced our objective of assembling a diversified portfolio of royalty interests, involving a wide range of mineral commodities, in different geographies, and at various project stages. It was now time to focus on the financing of these purchases through an initial public offering.

In October, 2004 we retained Fasken Martineau DeMoulin LLP as legal counsel to spearhead the IPO effort and PricewaterhouseCoopers LLP to serve as our auditors. An investment banking syndicate, led by Haywood Securities and GMP Securities Ltd., and including Canaccord Capital Corporation, Salman Partners Inc., Raymond James Ltd. and Bolder Investment Partners Ltd. was assembled. These firms faced the challenging task of raising funds sufficient to complete the numerous transactions underway, as well as provide the working capital needed to further advance IRC's growth. I feel that our team can be justifiably proud of executing these tasks in a timely manner, as on February 22, 2005 we completed the public offering of CAD$150 million in equity and another CAD$30 million in debt. IRC's stock opened for trading on February 23, 2005 at CAD$4.30 per share. In summary, we were able to take a concept from $0 in value to CAD$250 million in the span of three years.

To date, our transaction has been the largest mineral-related IPO of 2005, a point of some pride for us. There had not been an institutional-grade royalty company created in the mining sector for more than a decade, so proving the value of our business concept was a challenge exceeding that of the usual new mining company story.

In connection with the Archean transaction, Chris Daly and Colm St. Roche Seviour joined our board of directors. Ed Mercaldo jointed shortly thereafter. This expanded the Board to nine members and significantly enhanced our capabilities in deal-making, accounting, law and corporate governance. The majority of our board is independent and

we have no controlling shareholder. Management and directors together hold 6.6% of the Company's outstanding shares.

In addition to our talented board, we have assembled an experienced team of natural resource and financial professionals, and established the tools necessary to implement our plan. Dr. David Hammond joined us as Vice President, Strategic Planning to help us efficiently analyze the dozen or more commodities we are tracking, and provide sound financial underpinning for the evaluation of new investment opportunities. Dave also served as our interim CFO during the IPO process. In April 2005, Ray Jenner, with his extensive background in mineral industry finance and administration, joined us as our permanent Chief Financial Officer. Jim Jensen and Tu Li have been key staff members since the beginning and have contributed greatly towards bringing IRC to reality. Art Courtney, another well experienced resource industry professional, rounds out our royalty acquisition/creation team. Art spent most of 2004 further expanding our already extensive global mineral royalty database. As of this writing this database contains more than 2,200 targets. We have prioritized this list and are now systematically tracking down the highest-caliber opportunities. Our challenge now is to act on the best of these opportunities, always with the goal of adding long-term shareholder value in mind.

Looking forward into 2005 and beyond, IRC is poised for continued success. We raised an additional CAD$12.5 million from the exercise of the IPO over-allotment and presently have over US$16 million in working capital. The mountain of paperwork associated with every public offering is at last being put to rest and we are back at doing what we do best – creating value by systematically searching for accretive royalty acquisition opportunities.

The Company currently holds a portfolio of over 60 royalties with the flagship Voisey's Bay interest representing the majority of the value. INCO Limited, the mine's operator, reports that construction is 6 months ahead of schedule and we expect to see our first royalty payments in early 2006. Our other royalties are not sitting idle. We are aware of more than CAD$30 million currently budgeted towards exploration programs and feasibility studies on just a handful of the underlying properties, and are looking forward to hearing more about their progress. We are projecting on the order of a 50-fold increase in our revenues between 2005 and 2006 based solely on the current status of our existing portfolio. The world of mineral royalties is large, and with relatively limited competition, so we are excited about the prospects of growing these revenues further.

In closing, I would like to thank IRC's initial and new shareholders for supporting our vision. You have entrusted your investment to us and we intend to ensure that this trust is honoured as the Company grows through smart, opportunistic acquisition transactions. Our royalty acquisition model is non-traditional and we believe that our high research standards and deal-making skills will offer our shareholders higher returns than are normally generated by mining industry investment vehicles. With a small staff and overhead, we expect that approximately 85% of our revenues will go to earnings before amortization, interest and taxes. This is a unique situation for any company. As our revenues increase, so will our margins, providing the financial resources needed to continue growing our Company. Long-term, our goal is to be among the largest and most profitable mineral royalty companies in the world. I look forward to making further reports on our progress in the years ahead.

The IRC team is grateful for your continued support.

Sincerely yours,

DOUGLAS B. SILVER
Chairman and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis of financial position and results of operations of International Royalty Corporation (the ''Company'' or ''IRC'') has been prepared based on information available to the Company as of March 24, 2005 and should be read in conjunction with the Company's consolidated financial statements and related notes thereto as of and for the year ended December 31, 2004. All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company's annual information form is available on SEDAR at www.sedar.com.

Cautionary Statement on Forward Looking Information

This document contains certain forward looking statements. These statements relate to future events or future performance and reflect management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as ''may'', ''will'', ''should'', ''expect'', ''plan'', ''anticipate'', ''believe'', ''estimate'', ''predict'', ''potential'', ''continue'', ''target'' or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in various factors, which may cause actual results to differ materially from any forward-looking statement. Although the forward-looking statements contained in this management discussion and analysis are based upon what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this document, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Selected Financial Information:

	Year ended December 31, 2004	Period from May 7, 2003 to December 31, 2003
Statement of Operations		
Royalty revenues	$ 357,116	$ 177,885
Amortization	$ 277,369	$ 143,134
Gross profit from royalties	$ 79,747	$ 34,751
General and administrative	$ 727,106	$ 253,664
Net loss	$ (644,238)	$ (213,266)
Basic and diluted loss per share	$ (0.08)	$ (0.03)
Statement of Cash Flows		
Cash used in operating activities	$ (160,614)	$ (142,851)
Balance Sheet		
Total assets	$3,502,001	$2,359,224
Shareholders' Equity	$2,758,460	$2,312,736

Financial Performance

Overall

Although the Company was incorporated on May 7, 2003, the Company did not start incurring expenses until July 1, 2003 and did not start earning royalty revenue until August 1, 2003.

The net loss for the year ended December 31, 2004 was $644,238 or $0.08 per share compared to a loss of $213,266 or $0.03 per share for the period from May 7, 2003 to December 31, 2003. General and administrative expenses increased by $473,442 for the year ended December 31, 2004 compared to the six months of operations during 2003. The majority of this increase was caused by the additional six months of operations in 2004 versus the comparative period of 2003. The year ended December 31, 2004 also included a charge of $91,776 in services paid by the issue of special warrants to an employee and a contractor of the Company (the ''Consultants' Special Warrants''). Also included in 2004 was increased legal, accounting and other professional fees incurred as the Company was continued under the *Canada Business Corporations Act* and updated its corporate governance policies in preparation

for its initial public offering ("IPO"), completed in February 2005. These increased costs during the year ended December 31, 2004 were offset by additional gross profit from royalties of $44,996, primarily as a result of the longer operating period in 2004.

Year ended December 30, 2004 compared to the period from May 7, 2003 to December 31, 2003

During the period ended December 31, 2003, royalty revenues from the Company's Williams Mine royalty interest ("Williams Royalty") represented five months of production compared to the year ended December 31, 2004. The monthly average in 2004 of $29,760 is lower than the 2003 monthly average of $35,577 due primarily to the mining of lower grade ores at the Williams gold mine ("Williams Mine") during the 2004 period than in the 2003 period. This decrease was offset somewhat by a higher average price of gold ($410 for the year ended December 31, 2004 compared to $380 for the five months ended December 31, 2003).

Amortization is computed based upon the units of production method over the life of the mineral reserves underlying the property. Monthly amortization was $23,114 during the year ended December 31, 2004 compared to $28,627 during the five months of production ended December 31, 2003. The lower monthly average in the 2004 period is a result of the decrease in the grade of ore mined at the Williams Mine. General and administrative expenses represent the costs of maintaining the Company's primary office in Denver, Colorado, and a smaller office in Nelson, British Columbia. These costs consist of salaries, professional fees, travel costs, rent and other administrative costs. The Company did not incur any costs prior to July 1, 2003. The Company's average monthly administrative costs rose from $42,277 during the six months ended December 31, 2003 to $60,592 during the year ended December 31, 2004. The increase in the monthly average was due to a charge of $91,776 to compensation expense relating to the issue of the Consultants' Special Warrants during 2004 and also the increase in legal, accounting and other professional fees incurred as the Company prepared for its IPO.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash used in operating activities, before changes to non-cash working capital items was $271,343 during the year ended December 31, 2004 compared to $69,030 during the period from May 7, 2003 to December 31, 2003, primarily due to the difference in the length of the respective operating periods and the increase in professional fees of the Company in preparation for its IPO.

Investing Activities

On August 12, 2003, the Company acquired the Williams Royalty from an individual for cash consideration of CAD$2,876,722 and the issuance of warrants (the "Williams Mine Warrants"). The Williams Mine Warrants are exercisable to purchase 950,000 common shares of the Company ("Common Shares") at an exercise price of CAD$3.00 per Common Share. The Williams Mine Warrants are exercisable for a period of two years from February 22, 2005.

During 2004, the Company deferred $196,186 of due diligence and legal charges incurred in connection with its acquisition of all of the outstanding shares of Archean Resources Ltd. ("Archean").

Financing Activities

On August 12, 2003, the Company completed a private placement of 4,400,000 special warrants ("Initial Financing Special Warrants") for net proceeds of $2,497,643. Of these net proceeds, $2,139,495 (CAD$2,876,722) were used for the acquisition of the Williams Royalty and the balance was used for general operating expenses. Each Initial Financing Special Warrant was exercisable for one Common Share and approximately 0.216 of a warrant ("Financing Warrant") for no additional consideration. During November and December of 2004, 1,850,000 of the Initial Financing Special Warrants were exercised for 1,850,000 Common Shares and 399,432 Financing Warrants. All 399,432 Financing Warrants were exercised for 399,432 Common Shares, at an exercise price of CAD$3.00 per Common Share for aggregate proceeds to the Company of CAD$1,198,296 ($998,186). The remaining 2,550,000 Initial Financing Special Warrants were exercised upon the completion of the Company's IPO in February 2005 for 2,550,000 Common Shares and 550,568 Financing Warrants. Each Financing Warrant is exercisable for one Common Share for CAD$3.00 for a period of two years from February 22, 2005.

During 2004, the Company deferred $643,684 of legal and other charges incurred in connection with its IPO.

Cash Resources and Liquidity

On February 22, 2005, the Company completed its IPO of 37,790,698 (includes the exercise of the over-allotment option on March 4, 2005) Common Shares at CAD$4.30 per Common Share for gross proceeds of CAD$162,500,000. Coincident with the IPO, the Company also sold a ''Unit Offering'' for gross proceeds of CAD$30,000,000. The Unit Offering consisted of CAD$30,000,000 of 5.5% senior secured debentures (the ''Debentures'') due February 22, 2011 and 1,395,360 Common Shares. Gross proceeds received and estimated uses of proceeds are summarized as follows:

	CAD$	US$
Gross proceeds from the IPO	$ 162,500,000	$ 131,658,750
Gross proceeds from the Unit Offering	30,000,000	24,321,000
Agents' commission and estimated expenses of offering	(16,233,000)	(12,500,000)
Net proceeds	176,267,000	143,479,750
Acquisition of Archean(1)(2)	(153,117,000)	(124,132,000)
Available for the purchase of other royalties(1)(3)	(1,330,000)	(1,078,000)
Funds deposited in escrow(4)	(2,475,000)	(2,006,000)
Net proceeds available to the Company	$ 19,345,000	$ 16,263,750

(1) Includes estimated costs of acquisition.

(2) On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the common shares of Archean, which owns 90% of an effective 3% net smelter return royalty (the ''Voisey's Bay Royalty'') on the Voisey's Bay property, located in northern Labrador, Canada. Total consideration paid was CAD$184.3 million, consisting of CAD$152.5 million in cash and 7,395,349 Common Shares, valued at the Company's IPO offering price of CAD$4.30 per Common Share.

(3) The Company has reserved proceeds from the IPO for the completion of the following royalty purchase agreements:

- On November 15, 2004, the Company signed a letter agreement (as amended on February 21, 2005 and on March 21, 2005) with BHP Billiton World Exploration Inc. and several of its affiliates (superseded by a definitive agreement dated as of March 18, 2005) to acquire a mineral portfolio of 23 royalty interests. Consideration to be paid is $1,240,000, consisting of $615,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO, CAD$4.30. The transaction is expected to close in April, 2005.
- On December 7, 2004, the Company signed a letter agreement with David Fawcett to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CAD$312,500 in cash and CAD$937,500 in Common Shares valued at the offering price of the IPO of CAD$4.30. On February 22, 2005, the parties entered into a royalty purchase agreement superseding the letter agreement and an escrow agreement whereby the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (''Western''). On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit. The Company will take steps to be joined in the proceeding and will vigorously pursue all legal avenues available to protect its interests.

(4) Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account.

Subsequent to December 31, 2004, IRC completed a series of agreements to acquire several portfolios of royalty interests as follows:

- On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000;
- On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests. Total consideration paid was $550,000 in Common Shares valued at the IPO offering price of CAD$4.30;
- On February 22, 2005, the Company acquired from Hunter Exploration Group a portfolio of 17 gross override royalty interests in respect of diamonds on approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities. Total consideration paid was CAD$5,000,000 in Common Shares valued at CAD$4.30, the offering price of the IPO.

The Company's near-term cash requirements are limited to general and administrative expenses. As a royalty company, there are no requirements for capital expenditures other than for the acquisition of additional royalties. Such acquisitions are discretionary in nature and will be consummated through the use of cash, as available, or through the issuance of Common Shares.

The Company believes that the funds raised from the IPO will be sufficient to cover the cost of general and administrative expenses for at least the next two years. In addition, the Company will continue to receive royalty income from the Williams Royalty during 2005 and future years. With the commencement of the Voisey's Bay mine and the corresponding revenue to be received from the Voisey's Bay Royalty, anticipated in early 2006, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future.

The Company's contractual obligations for future payments are summarized as follows:

Year	Minimum Lease Obligations	Debenture Principal and Interest Obligations[1]	Total Contractual Obligations
2005	$ 7,592	$ 678,845[2]	$ 686,437
2006	45,830	1,357,689[2]	1,403,519
2007	47,798	1,357,689	1,405,487
2008	50,891	1,357,689	1,408,580
2009	52,578	1,357,689	1,410,267
Thereafter	44,987	26,721,799	26,766,786
Total	$249,676	$32,831,400	$33,081,076

(1) The obligation is denominated in CAD$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CAD$1.2153.

(2) Under the terms of the Debentures, the first three semi-annual payments were placed in escrow at the time of closing.

Related Party Transactions

The Company subleases its head office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company. The non-cancellable operating lease provides for minimum annual rent payments of $4,093 in 2005 with no commitments thereafter. The terms of the sublease are the same as the underlying lease. Rent expense during the period from May 7, 2003 to December 31, 2003 was $12,322, and for the year ended December 31, 2004 was $24,183.

During the period ended December 31, 2003 and the year ended December 31, 2004 IRC incurred legal fees of CAD$34,501 and CAD$42,388, respectively, to a law corporation related to one of its directors.

Both of these related party transactions are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

There were no amounts due from or to related parties at December 31, 2003 or at December 31, 2004.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to the underlying royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate. In practice, management has used a rolling average of royalty receipts to

estimate future receipts. Since this is not possible with a new operation, the Company will generally record revenues on a cash basis for these operations until sufficient history is available to make a reasonable estimate. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known. For the periods ended December 31, 2003 and December 31, 2004, the Company used actual amounts received to record royalty revenue.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using only proven and probable reserves. Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new Canadian Institute of Chartered Accountants (''CICA'') Handbook Section 3063 ''Impairment of Long-lived Assets'', which the Company adopted effective January 1, 2004. The adoption of this standard had no impact on the comparative consolidated financial statements.

New Accounting Policies

Stock-Based Compensation

Effective January 1, 2004, the Company has adopted the requirements of CICA Handbook Section 3870 ''Stock-Based Compensation and Other Stock-Based Payments'' whereby the fair value of awards to both employees and non-employees are recognized as an expense. The adoption of this policy had no impact on the comparative consolidated financial statements.

Impairment of Long-lived Assets

Effective January 1, 2004, the Company has adopted the requirements of CICA Handbook Section 3063 – Impairment of Long-lived Assets. Under CICA 3063, impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows. The adoption of this standard had no impact on the comparative consolidated financial statements.

Comprehensive Income

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (new assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has not yet determined when it will adopt this standard. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company's financial statements. The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

Equity

CICA Handbook Section 3251 – Equity, replaces Section 3250 – Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has not yet determined when it will adopt this standard. Financial statements of prior periods are required to be restated for certain specified items. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company's financial statements. The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

Outlook

The Company does not anticipate any significant changes in its operating results during 2005, with the exception of an increase in general and administrative expenses, which are expected to be approximately $2 million annually after the IPO. The increased costs will include listing fees, reporting costs, increased legal and accounting fees, insurance and other costs associated with a publicly traded company. All of the officers of the Company were taking reduced salaries during 2004, which have been increased to 100% of their designated amounts effective March 1, 2005. Also, during 2005 the Company will increase its staff to assist in portfolio management, financial reporting and shareholder relations.

Until the commencement of operations at the Voisey's Bay mine, expected in early 2006, the Company does not anticipate significant changes in royalty revenue. Because the Company acquired the shares of Archean instead of a direct interest in the Voisey's Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company's tax liability once payments from the Voisey's Bay Royalty begin. Fluctuations in gold prices and in production output from the Williams Mine will continue to have an impact on the Company's royalty revenues in 2005.

The excess proceeds from IPO have been invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests. The interest income from those investments will be offset by interest expense on the Debentures.

OUTSTANDING SHARE DATA

As of March 24, 2005, there were 56,830,469 Common Shares outstanding. In addition there were 2,850,000 director and employee stock options with exercise prices ranging between CAD$4.30 and $4.80 per share. There were also 1,500,000 warrants outstanding, allowing the holders to purchase Common Shares at CAD$3.00 per share and 440,000 warrants outstanding which allow the holders to purchase Common Shares at CAD$0.80 per share. All warrants expire on February 22, 2007.

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company's royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results. There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey's Bay Royalty

The Company's valuation is presently heavily weighted with the value of the Voisey's Bay Royalty. The Voisey's Bay Royalty is very material to the Company's ability to generate revenue. Therefore, the risk associated with the Company's valuation is heightened in the event that the Voisey's Bay property is not developed and placed into operation according to the currently proposed plan.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized. The ore actually recovered may differ from the estimated grades of the reserves and resources. Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a) mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b) increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource;

(c) the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources;

(d) declines in the market prices of metals may render the mining of some or all of the reserves uneconomic;

(e) unexpected penalties may be imposed by smelters or refiners; and

(f) the metallurgy may turn out differently than that anticipated.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
International Royalty Corporation

We have audited the consolidated balance sheets of **International Royalty Corporation** as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2004 and the period from May 7, 2003 to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004 and the period from May 7, 2003 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants

Vancouver, B.C.
March 18, 2005
(except for note 12(d), which is as at March 21, 2005)

MANAGEMENT'S REPORT

The financial statements and the Management Discussion and Analysis included in this annual report have been prepared by, and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgements based upon information currently available.

Management has established and maintains a system of internal control, designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised entirely of independent directors, has reviewed in detail the consolidated financial statements with management and external auditors. The consolidated financial statements have been approved by the Board of Directors upon recommendation of the Audit Committee.

The consolidated financial statements have been audited by our external auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the consolidated financial statements.

Douglas B. Silver
Chairman and Chief Executive Officer

Ray W. Jenner
Chief Financial Officer and Corporate Secretary

April 13, 2005

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED BALANCE SHEETS

As at December 31, 2004 and 2003

(expressed in U.S. dollars)

	2004	2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 810,587	$ 204,038
Royalty receivable	97,286	107,724
Prepaid expenses and other current assets	500	12,585
	908,373	324,347
Royalty interest in mineral property (note 3)	1,747,351	2,024,720
Furniture and equipment (note 4)	6,407	10,157
Deferred charges (note 5)	839,870	—
	$3,502,001	$2,359,224
LIABILITIES		
Current liabilities		
Accounts payable (note 9)	$ 700,000	$ 3,766
Accrued liabilities	43,541	42,722
	743,541	46,488
SHAREHOLDERS' EQUITY		
Common shares (note 7)		
Authorized		
Unlimited common shares without par value		
Issued		
5,849,433 (2003 – 1) common shares	2,058,352	—
Special warrants (note 7)	1,477,612	2,434,078
Warrants (note 7)	80,000	91,924
Deficit	(857,504)	(213,266)
	2,758,460	2,312,736
	$3,502,001	$2,359,224

Nature of operations (note 1)
Commitments (note 11)
Subsequent events (notes 7 and 12)

Approved by the Board of Directors

Douglas B. Silver
Chairman and Chief Executive Officer

Rene G. Carrier
Director

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in U.S. dollars, except number of shares amounts)

	Year ended December 31, 2004	Period from May 7, 2003 to December 31, 2003
Royalty revenues	$ 357,116	$ 177,885
Expenses		
General and administrative	727,106	253,664
Amortization	277,369	143,134
	1,004,475	396,798
Loss from operations	(647,359)	(218,913)
Foreign currency gain	3,121	5,647
Loss for the period	$(644,238)	$(213,266)
Basic and diluted loss per share	$ (0.08)	$ (0.03)
Basic and diluted weighted average shares outstanding	8,334,089	6,389,193

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(expressed in U.S. dollars)

	Common shares		Special warrants		Warrants			Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Deficit	
Founders' special warrants	1	$ —	3,600,000	$ —	—	$ —	$ —	$ —
Williams Mine warrants (note 3)	—	—	—	—	950,000	28,359	—	28,359
Private placement – Initial financing special warrants and financing warrants – net of issuance costs of $237,802	—	—	4,400,000	2,274,839	950,000	28,359	—	2,303,198
Compensation special warrants	—	—	308,000	159,239	—	—	—	159,239
Compensation warrants	—	—	—	—	440,000	35,206	—	35,206
Loss	—	—	—	—	—	—	(213,266)	(213,266)
Balance at December 31, 2003	1	—	8,308,000	2,434,078	2,340,000	91,924	(213,266)	2,312,736
Cancellation of founders' special warrants	—	—	(150,000)	—	—	—	—	—
Consultants' special warrants granted	—	—	150,000	91,776	—	—	—	91,776
Exercise of founders' special warrants	3,450,000	—	(3,450,000)	—	—	—	—	—
Exercise of consultants' special warrants	150,000	91,776	(150,000)	(91,776)	—	—	—	—
Exercise of initial financing special warrants	1,850,000	956,466	(1,850,000)	(956,466)	—	—	—	—
Exercise of financing warrants	399,432	1,010,110	—	—	(399,432)	(11,924)	—	998,186
Loss	—	—	—	—	—	—	(644,238)	(644,238)
Balance at December 31, 2004	5,849,433	$2,058,352	2,858,000	$1,477,612	1,940,568	$ 80,000	$(857,504)	$2,758,460

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in U.S. dollars)

	Year ended December 31, 2004	Period from May 7, 2003 to December 31, 2003
Cash flows from operating activities		
Loss for the period	$(644,238)	$ (213,266)
Items not affecting cash		
Depreciation and amortization	281,119	144,236
Stock-based compensation	91,776	—
Decrease (increase) in royalty receivable	10,438	(107,724)
Decrease (increase) in prepaid expenses and other current assets	12,085	(12,585)
Increase in accounts payable	87,387	3,766
Increase accrued liabilities	819	42,722
	(160,614)	(142,851)
Cash flows from investing activities		
Acquisition of royalty interest in mineral property	—	(2,139,495)
Purchases of furniture and equipment	—	(11,259)
Deferred charges relating to royalty acquisition	(99,294)	—
	(99,294)	(2,150,754)
Cash flows from financing activities		
Proceeds from issuance of warrants	—	2,497,643
Proceeds from exercise of financing warrants	998,186	—
Deferred charges relating to the initial public offering and unit offering	(131,729)	—
	866,457	2,497,643
Increase in cash and cash equivalents	606,549	204,038
Cash and cash equivalents – Beginning of period	204,038	—
Cash and cash equivalents – End of period	$ 810,587	$ 204,038

Supplemental cash flow information (note 9)

INTERNATIONAL ROYALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
(expressed in U.S. dollars)

1 Nature of operations

International Royalty Corporation ("IRC" or the "Company") was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the *Canada Business Corporations Act* on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. Operating activities commenced on July 1, 2003.

IRC's intent is to pursue royalties owned by individuals as well as royalty portfolios owned by mining companies that may involve multiple commodities. The Company anticipates that its strategy will create a diversified portfolio of royalties ranging from royalties on exploration to production stage properties, and consisting of multiple commodities around the world. Royalty revenue is currently generated from the Williams gold mine located in Ontario, Canada.

During the reporting periods, IRC received all of its revenue from the same operation. The Company is dependent upon the operators of the mineral property. The Company believes that its exposure to credit related losses is mitigated through dealing with financially secure, well-established companies.

2 Summary of significant accounting policies

Basis of consolidation and presentation

The consolidated financial statements include the accounts of IRC and its wholly-owned subsidiaries, IRC (U.S.) Management Inc. and IRC Nevada Inc. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period that the actual amounts are known. For the year ended December 31, 2004 and the period from May 7, 2003 to December 31, 2003, IRC recorded revenue based on actual amounts received.

Translation of foreign currencies

The United States dollar is the functional currency of IRC and its subsidiaries.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Loss per share

Basic loss per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted loss per share reflects the effect of all potentially dilutive common stock equivalents. The weighted average number of shares includes the weighted average effect of common shares issuable under the Founders' Special Warrants, the Initial Financing Special

Warrants and the Compensation Special Warrants (note 7). These common shares were issuable for no cash consideration and were not considered contingently issuable for the purpose of the loss per share calculation.

The effect of the Williams Mine Warrants, the Financing Warrants and the Compensation Warrants (notes 3 and 7) are not included in the computation of diluted loss per share during the reporting period as their inclusion would be anti-dilutive.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and interest bearing instruments with maturity dates less than three months at the time of acquisition.

Royalty interest in mineral properties

Royalty interest in mineral properties include acquired royalty interests in production stage, development stage and exploration stage properties. The royalty interests in mineral properties are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. At December 31, 2004, all royalty interests in mineral properties are classified as tangible assets.

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the mineral properties remaining life, using proven and probable reserves. The carrying value of exploration stage mineral interests is evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future. Exploration costs are charged to operations when incurred.

Furniture and equipment

Significant expenditures, which increase the life of the asset, are capitalized and depreciated over the estimated remaining useful life of the asset. The Company initially records furniture and equipment at cost and provides for depreciation over their estimated useful lives ranging from three to seven years, using the straight-line method. Upon retirement or disposition of furniture and equipment, related gains or losses are recorded in operations.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3063 – Impairment of Long-lived Assets. The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new CICA Section 3063. The adoption of this standard had no impact on the consolidated financial statements for the periods presented.

Measurement uncertainty

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interest in mineral properties and the assessment of the recoverability of the royalty interest in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in these consolidated financial statements.

Deferred charges

Deferred charges comprise legal expenditures relating to the acquisition of the royalty interest in the Voisey's Bay property as well as expenditures relating to the Company's initial public offering ("IPO") and the debenture unit offering (the "Unit Offering"). Upon

(expressed in U.S. dollars)

completion of the acquisition of the royalty interest in the Voisey's Bay property, the Company intends to capitalize the related deferred charges to the royalty interest in mineral properties. The deferred charges relating to the IPO and Unit Offering will be allocated between the two components on a pro-rata basis. The Company intends to net the deferred charges relating to the IPO against common shares as a share issuance cost and to defer and amortize the remaining deferred charges over six years, the term of the Unit Offering.

Stock-based compensation

Effective January 1, 2004, the Company has adopted the new requirements of CICA Handbook Section 3870 – Stock-Based Compensation and Other Stock-Based Payments whereby the fair value of awards to both employees and non-employees are recognized as an expense. Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and warrants.

On June 8, 2004, the Board of Directors of the Company adopted a stock option plan (the "Plan") pursuant to which the Company may grant incentive stock options to directors, officers, employees of and consultants to the Company and any affiliate of the Company, at the Board of Director's discretion. The exercise price of any option granted is fixed by the board of directors of the Company when such option is granted.

All options will be non-transferable (except that in the case of an optionee's death, the option may be exercised by the optionee's personal representative until the earlier of the option's expiry date or the first anniversary of the optionee's death). The options expire on the earlier of the expiry date or the date which is 90 days following the day on which the optionee ceases to be a director, officer, employee of or consultant to the Company and any affiliate of the Company. The options will be adjusted in the event of a share consolidation or subdivision or other similar change to the Company's share capital. No options were granted through December 31, 2004.

3 Royalty interest in mineral property

On August 12, 2003, IRC completed the purchase of a 0.25% net smelter return royalty in the Williams mine from a private individual. This purchase was effective August 1, 2003 and consideration for the purchase was CAD$2,876,722 ($2,139,495) and purchase warrants (the "Williams Mine Warrants"). The Williams Mine Warrants are exercisable for 950,000 of IRC's Common Shares ("Common Shares") for CA$3.00 per Common Share. The Williams Mine Warrants are exercisable beginning on February 22, 2005, the closing date of the IPO, until the second anniversary thereof. The Williams Mine Warrants have been valued at $28,359, and are included in royalty interest in mineral property in the December 31, 2003 and December 31, 2004 balance sheets.

The Williams mine is a large gold-producing mine in Canada, located near Marathon, Ontario and operated by a 50/50 joint venture between Teck Cominco Limited and Homestake Canada Inc. (a wholly owned subsidiary of Barrick Gold Corporation). The Williams mine is primarily an underground operation with some open-pit mining, and has been operating since the fall of 1985. At expected production levels, the Williams mine has an estimated life of approximately 10 years.

Royalty interest in mineral property was as follows:

	Cost	Accumulated Amortization	Net
As of December 31, 2004			
Williams mine	$2,167,854	$(420,503)	$1,747,351
As of December 31, 2003			
Williams mine	$2,167,854	$(143,134)	$2,024,720

During the year ended December 31, 2004, the Company recorded $277,369 (inception to December 31, 2003 – $143,134) in amortization expense.

4 Furniture and equipment

Office furniture and equipment consisted of the following:

	Cost	Accumulated Amortization	Net
As of December 31, 2004			
Office furniture and equipment	$11,259	$(4,852)	$ 6,407
As of December 31, 2003			
Office furniture and equipment	$11,259	$(1,102)	$10,157

During the year ended December 31, 2004, the Company recorded $3,750 (inception to December 31, 2003 – $1,102) in depreciation expense. This expense is recorded in general and administrative expenses.

INTERNATIONAL ROYALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 2004 and 2003
(expressed in U.S. dollars)

5 Deferred charges

Deferred charges comprise:

	December 31, 2004	December 31, 2003
Deferred charges relating to royalty acquisition	$200,686	$ —
Deferred charges relating to the IPO and Unit Offering	639,184	—
	$839,870	$ —

6 Income taxes

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 35.62% to loss before income taxes as follows:

	Year ended December 31, 2004	Period from May 7, 2003 to December 31, 2003
Loss for the period	$(644,238)	$(213,266)
Expected income tax benefit	(229,478)	(75,965)
Less: Change in valuation allowance	229,478	75,965
Actual income tax expense	$ —	$ —

At December 31, 2004 and 2003, IRC has unused Canadian net operating losses of $1,410,505 and $502,879, respectively, which expire as follows:

2010	$502,879
2011	$907,626

Future tax assets (liabilities) include the following components:

	Year ended December 31, 2004	Period from May 7, 2003 to December 31, 2003
Net operating loss carry-forward	$ 502,422	$179,125
Royalty interest in mineral property basis	(189,000)	(95,181)
Other	(7,979)	(7,979)
	305,443	75,965
Less: Valuation allowance	(305,443)	(75,965)
Net future tax assets (liabilities)	$ —	$ —

7 Shareholders' equity

Founders' Special Warrants and Consultant's Special Warrants

Effective August 1, 2003, IRC issued 3,600,000 founders' special warrants (''Founders' Special Warrants'') to the founding members of IRC. Each Founders' Special Warrant allowed the holder to acquire one Common Share for no additional consideration.

On March 31, 2004, the chairman and the chief executive officer of the Company agreed to have 150,000 of his Founders' Special Warrants cancelled and re-issued to an employee and a contractor of the Company (''Consultants' Special Warrants''). The transaction was recorded as stock-based compensation expense at the fair market value of the Consultants' Special Warrants (CA$0.80 per Consultants' Special Warrant for a total of CA$120,000 or $91,776) on the date of the grant and is included in shareholders' equity as of December 31, 2004.

In November 2004, all of the Founders' Special Warrants and the Consultant's Special Warrants were exercised for 3,600,000 Common Shares.

(expressed in U.S. dollars)

Williams Mine Warrants

In August 2003, IRC issued the Williams Mine Warrants as partial consideration for the acquisition of the Williams mine royalty interest, discussed in note 3 above. The Williams Mine Warrants have been valued at $28,359.

Initial Financing Special Warrants and Financing Warrants

In August 2003, IRC completed a private placement (the "Private Placement") whereby IRC issued 4,400,000 special warrants ("Initial Financing Special Warrants") at CA$0.80 each, for gross proceeds of $2,541,000 (CA$3,520,000). Each Initial Financing Special Warrant allows the holder to acquire one Common Share for no additional consideration, and approximately 0.216 of a "Financing Warrant". The Financing Warrant component of the Initial Financing Special Warrants have the same terms and conditions as the Williams Mine Warrants described above and were valued in total at $28,359. The Common Share component of the Initial Financing Special Warrants was valued at $2,274,839.

During November and December of 2004, 1,850,000 of the Initial Financing Special Warrants were exercised for 1,850,000 Common Shares and 399,432 Financing Warrants. All 399,432 Financing Warrants were exercised for 399,432 Common Shares, at an exercise price of CA$3.00 per Common Share for aggregate proceeds to the Company of CA$1,198,296. The remaining 2,550,000 Initial Financing Special Warrants were exercised upon the completion of the Company's IPO in February 2005 (see note 12) for 2,550,000 Common Shares and 550,568 Financing Warrants.

Compensation Special Warrants and Compensation Warrants

As compensation for the Private Placement, IRC issued 308,000 Compensation Special Warrants and 440,000 Compensation Warrants to IRC's agent for the Private Placement. Each Compensation Special Warrant allows the holder to acquire one Common Share for no additional consideration and have been valued in total at $159,239. The Compensation Special Warrants were automatically exercised five business days after completion of the Company's IPO in February 2005 for 308,000 Common Shares. Each Compensation Warrant allows the holder to acquire one Common Share at a price of CA$0.80, for a period of two years from February 22, 2005 the date of completion of the IPO. The Compensation Warrants have been valued at $35,206.

8 Related party transactions

IRC subleases its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company. The non-cancellable operating lease provides for minimum annual rent payments of $4,093 in 2005 with no commitments thereafter. The terms of the sublease are the same as the original underlying lease. Rent expense during the period from May 7, 2003 to December 31, 2003 was $12,322, and for the year ended December 31, 2004 was $24,183.

During the year ended December 31, 2004 and the period ended December 31, 2003, IRC incurred legal fees of CA$42,388 and CA$34,501, respectively, from a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at the end of either of these periods.

9 Supplemental disclosure of cash flow information

	Year ended December 31, 2004	Period from May 7, 2003 to December 31, 2003
Issuance of the Williams Mine Warrants (note 3)	$ —	$ 28,359
Issuance of Compensation Special Warrants	—	159,239
Issuance of Compensation Warrants	—	35,206
Issuance of Consultants Special Warrants	91,776	—
Exercise of Initial Financing Warrants Special Warrants	956,466	—
Exercise of Financing Warrants	11,924	—
Deferred charges relating to the IPO and Unit Offering included in accounts payable	511,955	—
Deferred charges relating to royalty acquisition included in accounts payable	96,892	—

(expressed in U.S. dollars)

10 Financial instruments

Fair value

The fair values of the Company's cash and cash equivalents, royalty receivable, accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments.

11 Commitments

On March 9, 2005, the Company entered into an agreement to lease its office space in Denver, Colorado, with an expected commencement date of May 1, 2005. The following are minimum lease payments over the term of the lease:

2005	$ 7,592
2006	45,830
2007	47,798
2008	50,891
2009	52,578
2010	44,987
	$249,676

12 Subsequent events

a) On February 22, 2005, the Company completed an IPO of 37,790,698 (includes the agents' exercise of the over-allotment option on March 4, 2005) Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162,500,000. Coincident with the IPO, the Company also sold a "Unit Offering" for gross proceeds of CA$30,000,000. The Unit Offering consisted of CA$30,000,000 of 5.5% senior secured debentures (the "Debentures") due February 22, 2011 and 1,395,360 Common Shares. Gross proceeds received and use of proceeds are outlined as follows:

	CA$	US$
Gross proceeds from the IPO	$ 162,500,000	$ 131,658,750
Gross proceeds from the Unit Offering	30,000,000	24,321,000
Agents' commission and estimated expenses of offering	(16,233,000)	(12,500,000)
	176,267,000	143,479,750
Acquisition of Archean Resources Ltd.[1][2]	(153,117,000)	(124,132,000)
Reserved for the purchase of other royalties[1][2]	(1,330,000)	(1,078,000)
Funds deposited in escrow[3]	(2,475,000)	(2,006,483)
Net proceeds to the Company	$ 19,345,000	$ 16,263,267

(1) See below.

(2) Includes estimated costs of acquisition.

(3) Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account.

b) On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the Common Shares of Archean Resources Ltd., which owns 90% of a 3% net smelter return royalty on the Voisey's Bay property, located in northern Labrador, Canada. Total consideration paid was CA$184,300,001, consisting of CA$152.5 million in cash and 7,395,349 Common Shares, valued at the Company's IPO offering price of CA$4.30 per Common Share.

c) Subsequent to December 31, 2004, IRC completed a series of agreements to acquire several portfolios of royalty interests as follows:

- On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000;
- On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests. Total consideration paid was $550,000 in Common Shares valued at the IPO offering price of CA$4.30;
- On February 22, 2005, the Company acquired from Hunter Exploration Group a portfolio of 17 gross override royalty interests in respect of diamonds on approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities. Total consideration paid was CA$5,000,000 in Common Shares valued at CA$4.30, the offering price of the IPO.

d) The Company has reserved proceeds from the offering for the completion of the following royalty purchase agreements:

- On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. (as superseded by a definitive agreement dated as of March 18, 2005) to acquire a mineral portfolio of 23 royalty interests. Consideration to be paid

(expressed in U.S. dollars)

is $1,240,000, consisting of $615,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO, CA$4.30. The transaction is expected to close in April 2005.

- On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licences in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. ("Western"). On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit. The Company will take steps to be joined in the proceeding and will vigorously pursue all legal avenues available to protect its interests.

e) On February 22, 2005, in accordance with its stock option plan, the Company issued a total of 2,550,000 incentive stock options to officers, directors and employees of the Company, at an exercise price of CA$4.30. On March 7, 2005, the Company issued 300,000 incentive stock options to a director of the Company at CA$4.80 per option.

CORPORATE INFORMATION

ANNUAL MEETING

Thursday, May 26th, 2005
9:00am – 10:00am
Toronto Stock Exchange
130 King Street West
Toronto, Ontario, M5X 1J2

BOARD OF DIRECTORS

Douglas B. Silver
Chairman and Chief Executive Officer
International Royalty Corporation

Douglas J. Hurst
President
International Royalty Corporation

George S. Young
Vice President and General Council
International Royalty Corporation

Robert W. Schafer
Vice President of Business Development
Hunter Dickinson, Inc.

Gordon J. Fretwell
Securities Lawyer
Gordon J. Fretwell Law Corp.

Rene G. Carrier
President
Euro American Capital Corporation

Christopher Daly
Chief Financial Officer
Northstar Exploration Limited

Edward L. Mercaldo
Financial Consultant and
Private Investor

Colm St. Roch Seviour
Senior Mining Law Partner
Stewart McKelvey Stirling Scales

OFFICERS

Douglas B. Silver
Chairman and Chief Executive Officer

Douglas J. Hurst
President

Ray W. Jenner
Chief Financial Officer and
Corporate Secretary

George S. Young
Vice President and General Council

David R. Hammond
Vice President of Strategic Planning

CORPORATE HEADQUARTERS

International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado 80112
Phone: (303) 799-9020
Fax: (303) 799-9017
info@internationalroyalty.com
www.internationalroyalty.com

LEGAL COUNSEL

Fasken Martineau DuMoulin LLP
Toronto, Ontario

AUDITORS

PricewaterhouseCoopers LLP
Vancouver, British Columbia

TRANSFER AGENT/REGISTRAR

CIBC Mellon Trust Company
Toronto, Ontario

STOCK EXCHANGE LISTING

Toronto Stock Exchange
(Symbol: IRC)

INVESTOR RELATIONS

Jack Perkins
(303) 799-9020
jperkins@internationalroyalty.com

INTERNATIONAL ROYALTY
CORPORATION

CBN
FINANCIAL PRINTING
Printed in Canada
251465

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com


FASKEN
MARTINEAU

Nicole Labadie
Direct 416 865 5402
nlabadie@tor.fasken.com

April 6, 2006

VIA SEDAR

To: The Securities Regulatory Authorities in each of the Provinces of Canada

Dear Sirs/Mesdames:

Re: International Royalty Corporation ("Corporation")

We are hereby filing on behalf of the Corporation an amended 2005 annual report which we have been advised reflects minor changes, primarily grammatical in nature, made by the Corporation on pages 3, 7, 9, 12, 15-17, 20-21, and 48 and on the back inside cover of the annual report.

Yours truly,

(Signed) Nicole Labadie

Nicole Labadie
Junior Securities Law Clerk

/nl

INTERNATIONAL ROYALTY
CORPORATION

2005 ANNUAL REPORT

WHAT IS A ROYALTY?

A ROYALTY IS...

The right to payments based on a percentage of revenue generated from an asset.

TABLE OF CONTENTS

>WHAT HAPPENED IN 2005?

International Royalty Corporation ("IRC") was established to invest in high quality mineral projects through the acquisition or creation of royalties. This strategy generates shareholder value through the exploration, development and exploitation of mineral resources on properties on which we hold royalties, with participation in price changes of the underlying commodities and without exposure to the projects' development, operating and reclamation costs.

IRC's royalty portfolio is anchored by an effective 2.7% net smelter return royalty on the world-class Voisey's Bay nickel/copper/cobalt mine in Newfoundland and Labrador, Canada. This interest and other royalty packages were purchased with the proceeds of our initial public offering that closed on February 22, 2005.

HIGHLIGHTS

- **Completed 2005's largest mining-related initial public offering on the Toronto Stock Exchange**
- **Acquired the Voisey's Bay royalty**
- **Purchased over 60 other royalties**
- **Raised extra working capital to continue portfolio growth**
- **Recruited and retained top management team**
- **Implemented a company branding and investor relations program**


LETTER
TO SHAREHOLDERS



Douglas B. Silver
Chairman and CEO

Douglas J. Hurst
President, Director

> DEAR FELLOW SHAREHOLDERS

Welcome to the future of mineral investing! It gives me great pleasure to present to my fellow shareholders IRC's 2005 Annual Report, highlighting our first year as a public company. International Royalty Corporation ("IRC" or "the Company") was created to invest in high-quality mineral resource projects through royalty interests. IRC provides an alternative way to invest in mineral commodities through a diversified portfolio of royalties, representing both multiple natural resource commodities and mineral projects at every stage of the exploration-development-production pipeline. Diversification has two simple objectives — to reduce investment risk and, at the same time, provide investor participation across a range of mineral commodity price cycles.

This was a year of many accomplishments highlighted by the culmination of over three years of efforts to bring IRC to the public market. In February of last year, IRC completed the largest mining-related IPO of 2005 on the Toronto Stock Exchange, raising CA$192.5 million (including the private placement of debt of CA$30 million). By way of comparison, the second-largest IPO on the TSX raised CA$40 million, slightly less than 20% of the size of the IRC offering. This illustrates our Company's demonstrated ability to raise the capital necessary for major asset transactions, as well as the vital relationships our management team has cultivated and maintains within the resource investment community. We intend to leverage both of these skill sets during 2006 as we focus on expanding our asset base through the acquisition and creation of additional royalties.



"IRC represents both multiple natural resource commodities and mineral projects at every stage of the exploration-development-production pipeline."

The IPO was a tremendous accomplishment and, most importantly, provided the means to execute our real business objective of assembling a quality royalty portfolio. The IPO and concurrent debt financing gave us the resources needed to purchase the world-class Voisey's Bay royalty, other royalty interests and to advance our holdings through further acquisitions. We have made significant progress — at the end of 2004, IRC owned one producing royalty — today we have more than 60 interests, with four in the production stage. We are working diligently to grow from this base.

A major priority was to assemble an experienced management team to drive the Company forward. In order to maximize our operating margins, our business model relies on a small staff, making the recruitment of top talent vital. In 2005, IRC was successful in assembling an outstanding staff with vast mineral industry credentials and complementary expertise. We believe these experienced professionals will provide us with a strong competitive advantage.

We reviewed over 150 royalty opportunities in 2005. Through our disciplined approach, we sorted, filtered and evaluated these opportunities, focusing on the handful that could bring the highest value to our shareholders. Discipline is a vital behavior in any market, but is critical in a rising commodity price cycle where closing an economically acceptable transaction requires both patience and prudence. The acquisition of the Voisey's Bay royalty took over a year and a half to close, in an environment where nickel and copper prices rose significantly higher than the long-term averages. Keeping patience and prudence always in mind, we look forward in 2006 to advancing a number of attractive targets identified in 2005, while simultaneously seeking out additional high-value opportunities.


LETTER TO SHAREHOLDERS CONTINUED

"IRC provides an alternative way to invest in mineral commodities through a diversified portfolio of royalties..."

Our first year also focused on a comprehensive branding and investor relations strategy. We visited nearly 700 brokers and analysts, issued 14 press releases and built all of the marketing tools and information materials appropriate for a public company. Due to the very unique nature of mineral royalties, fundamental investor education is paramount when building awareness. We have made substantial progress in this area and are expanding our efforts in 2006.

It is no secret that global metals and energy consumption is heading into very interesting and uncharted territory. The natural resource markets seem to be changing at an ever-increasing pace. The massive industrialization of China, India and other economies has increased commodity demand beyond the industry's supply capability and has correspondingly increased prices. In addition, the evident tendency of many of the developed countries to no longer support mineral development programs within their borders, despite growing internal consumption, complicates the situation further. As a result, IRC intends to place additional investigative efforts on investment opportunities in Latin America, Africa and Australia during the coming year.

We must, however, keep in mind that the current high price environment can easily make some royalty acquisitions uneconomic. Despite the long



"IRC continues to both evaluate new opportunities and bring to fruition the best transactions identified."

boom-and-bust history of metal prices, some sellers once again believe that high prices are here to stay and will never decline. The result of such expectations is an inflated perception of the value of their interests and a reluctance to sell, based on the long-term realities of resource values. As students of history, we are aware of the pitfalls associated with overpaying for an asset, and we will continue our disciplined approach to valuations tempered by history, research and experience.

We are looking to 2006 as a year of great promise. We are expecting the first of many payments from the Voisey's Bay royalty, which entered production ahead of schedule and shipped its first concentrates in November 2005. We continue to both evaluate new opportunities and bring to fruition the best transactions already identified. During 2006 we will provide even further focus on execution of our business plan, growing and diversifying IRC's royalty portfolio, while at the same time keeping our overhead costs low and sustaining a strong investor relations program.

Thank you for investing in International Royalty Corporation. We look forward to a year of continued achievements and real value creation

Douglas B. Silver

Chairman and Chief Executive Officer
March 2006

IRC STRATEGY

> IRC'S BUSINESS MODEL

IRC's management has extensive experience in the evaluation, acquisition and financing of resource projects. From this experience, IRC's founders developed a strategy of investing in a diversified portfolio of mineral projects through the acquisition of royalties. Royalties are the right to a share of a project's production, revenues or net income. The portfolio includes royalties on mines currently in production, under development or in the feasibility or exploration phase — all stages of the development pipeline.

Once a royalty has been purchased, it is similar to an annuity in that it pays revenue on production from the resource for the life of the project without additional investment. As commodity prices fluctuate, these cash flows can increase and decrease, but changes should be far less volatile than those of the projects' operators. By using a portfolio approach, earnings volatility is further reduced. Royalties are also not subject to potential liabilities inherent in operating a mine.

Royalties are distinguished from working interests by not being burdened by an obligation to fund exploration, capital, operating or reclamation costs. Royalties are usually derived from production rather than the profits of a project. This means that the royalty holder has less exposure to factors such as increased capital, energy and labor costs than does a mine operator.

IRC's business plan was developed to take advantage of:

- Expansion of reserves and production.
- Exploration discovery successes.
- Progression of projects through the development process towards production.
- Increase in commodity prices.

The success of this plan will be dependent on management's ability to continue to identify and acquire projects with unrecognized value.

IRC's business model combines the strong cash flow which we expect to receive from producing royalties with the low operating costs of a small staff. The high margins that we expect to result from this model should provide IRC with the necessary cash to continue to grow its portfolio.

IRC has assembled a database of over 2,300 mineral royalties located throughout the world. Our goal is to use this information, as well as our extensive industry knowledge, contacts, and public branding program, to identify and acquire royalties that build value for our shareholders.



HISTORY

> HOW DID IRC EVOLVE?

May 2003
International Royalty Corporation incorporated after IRC signed a letter agreement with Claude Bonhomme to purchase a 0.25% NSR on the Williams Mine.

August 2003
IRC raised CA$3.6 million on a private placement basis to purchase Williams royalty.

September 2003
First meeting with representatives of Archean Resources, owner of Voisey's Bay royalty.

August 2004
Letter agreement for Voisey's Bay royalty signed.

Fall 2004
Signed letter agreements for five other royalty portfolios (comprising 60 royalties).

October 2004
Creation of underwriting syndicate led by Haywood Securities Inc. and GMP Securities Ltd.

February 2005
Listed as Senior Exempt Issuer on Toronto Stock Exchange under the symbol "IRC." Initial offering completed at CA$4.30 per share for gross proceeds of CA$162.5 million and CA$30.0 million of debt and simultaneous closing on Voisey's Bay royalty and five other royalty portfolios.



July 2005
Mining and mill commissioned at Voisey's Bay.

November 2005
First concentrates shipped from Voisey's Bay.




IRC:TSX

The following disclosure has been reviewed by Nick Michael, IRC's qualified person for the purposes of National Instrument 43-101 and has been derived from the information contained on the following company websites (as applicable): www.atna.com, www.westerncoal.com, www.stornowaydiamonds.com, www.indicatorminerals.com, www.goldbeltresources.com and www.techcominco.com.

ROYALTY ASSETS

AVIAT (1&2)
Canada

WOLVERINE
Canada

VOISEY'S BAY
Labrador, Canada

SCHAFT CREEK
Canada

PINSON
Nevada, USA

WILLIAMS MINE
Ontario, Canada

MARA ROSA
Brazil

ALTO DORADO
Peru





BELAHOURO
Burkina Faso
KUBI VILLAGE
Burkina Faso

	Commodity
VOISEY'S BAY	Nickel, Copper, Cobalt
PINSON	Gold
WILLIAMS MINE	Gold
BELAHOURO	Gold



VOISEY'S BAY



Aerial of work on ovoid



MV Arctic Ice Probe, Anaktalak Bay

KEY STATISTICS

Royalty	2.7% effective net smelter return
Commodity	Nickel, Copper, Cobalt
Location	Newfoundland and Labrador, Canada
Operator	Inco Limited
Status	Producer

IRC's ownership of an effective 2.7% net smelter return on Inco's Voisey's Bay mine is currently our flagship asset. It is a world-class operation in every aspect: long mine life, in the lowest 10% of the cost curve for nickel mines and recently demonstrated exploration potential.

In August 2004, IRC signed two agreements to acquire all of the outstanding shares of Archean Resources Ltd. The principal asset of Archean at the time of the signing of the agreements was a 90% indirect ownership interest in the Voisey's Bay royalty (effectively a 2.7% NSR royalty) on the Voisey's Bay nickel-copper-cobalt mine.

The Voisey's Bay mine is located on the northeast coast of Newfoundland and Labrador, approximately 900 kilometers north-northwest of St. John's, the capital of Newfoundland and Labrador, Canada. The mine and mill operation is expected to annually produce 110 million pounds of nickel, 85 million pounds of copper and 5 million pounds of cobalt in concentrates.

Inco completed its feasibility study and announced a production decision in early 2003. Final mill commissioning began in July of 2005 with first concentrates produced in September 2005. Concentrates were shipped in late fall 2005. One shipment went to the Hydromet test facility in Argentia, Newfoundland and two shipments went to Inco's smelters in Ontario and Manitoba.

IRC is isolated from development and operating costs at Voisey's Bay by virtue of the cost structure of the net smelter royalty, although revenue is exposed to changes in smelting, refining and concentrate transportation costs.

VOISEY'S BAY


Voisey's Bay
Quebec
Labrador Sea
330 km
N
Sheshatshiu
Goose Bay
Labrador
Gulf of
St. Lawrence
Newfoundland
New
Brunswick



The Newfoundland and Labrador Government's agreement with Inco regulates the development of the mine and mill, and also addresses the development of future facilities to process nickel concentrates from the operation. Inco is completing the construction of a Hydrometallurgical demonstration plant in the province to test the technical and economic viability of this advanced processing technology. Metal can be extracted from concentrates using two basic methods: fire, or chemicals plus heat. Traditional smelters use fire, whereas, Hydromet uses chemicals and some heat. There are several advantages to using the Hydromet process to replace traditional smelting, including lower capital costs, improved metal recoveries, lower emissions and more efficient use of energy. Once the Hydromet testing is completed, Inco is required to construct either a commercial hydromet facility or a traditional refinery in the province to process Voisey Bay concentrates.

In 2005, Inco's US$15.0 million phase one exploration program at Voisey's Bay continued to generate significant new mineralization from the Reid Brook Zone. Reid Brook is located west of the Ovoid open pit. Inco released drilling results from five holes which completed a section across the zone. The drill intersections averaged 52 meters grading 2.9% nickel, 1.3% copper and 0.2% cobalt. These results suggest an increase in the resource base of the mine resulting in extended mine life and/or increased production.

PROVEN AND PROBABLE RESERVES

Category	Tonnes (000's)	Nickel %	Copper %	Cobalt %
Proven & Probable	32.0	2.82	1.54	0.14

Inco 2004 Annual Report (as of December 30, 2004)

RESOURCES

Category	Tonnes (000's)	Nickel %	Copper %	Cobalt %
Indicated	50.0	1.66	0.78	0.09
Inferred	12.0	1.70	0.70	0.10

Inco 2004 Annual Report (as of December 30, 2004)



PINSON



KEY STATISTICS

Royalty	Varying 1.8 – 3.0% net smelter return
Commodity	Gold
Location	Nevada, USA
Status	Feasibility
Operators	Atna Resources Ltd. (70%), Barrick Gold Corporation (30% + right to back-in for 70%)

IRC owns a royalty on a portion of the Pinson Gold Project located on the Getchell trend of Nevada. This royalty is one of the key assets in IRC's portfolio. At the time of IRC's acquisition of the royalty, Atna had recently acquired an option on the project and was in the process of determining the project's reserves and resources pursuant to National Instrument 43-101.

RESOURCES

Category	Tonnes (000's)	Gold g/t	Ounces
Measured + Indicated	1.595	10.1	519,000
Inferred	3.820	10.8	1,332,000

Atna news release (as of February 23, 2005)

Since February 2005, Atna has announced large exploration and development budgets at the Pinson Gold Project. It has accelerated its option expenditure commitments of US$12.0 million over four years to vest by year-end 2005, some 30 months in advance of its original obligations.

In 2005, Atna drilled 8,900 meters, and completed over 520 meters of underground workings and metallurgical bench testing. Atna is assembling technical data to advance the project toward a feasibility study by verifying resources through underground work. Completion of technical studies to support the feasibility study are expected sometime in the first quarter of 2006. Atna has accelerated the expected production start date to July of 2006. Production plans include underground mining, and transportation of raw ore to a local processing autoclave facility.

NEW ZONE AT PINSON

In addition to the resource determined in February 2005, Atna has discovered a new zone of high-grade mineralization called the Ogee Zone. It was first encountered during the advance of the underground workings. Underground sampling has revealed a zone 10.7 meters thick, averaging 23.7 g/t gold content. Follow-up drilling has outlined a zone of material which appears to be of a higher grade than the resource previously delineated.



LAND HOLDINGS



Pinson Mining Co.
Patented Land - 3,701.8 acres
Leased Patented
Lands - 480.6 acres
Pinson Mining Co.
Lode Claims (100%) - 2,254.7 acres
Pinson Mining Co.
Lode Claims (41.66%) - 320 acres
Leased Unpatented
Lode Claims - 2,122.9 acres
Atna-Pinson Mining Co.
Area of Interest
Pinson
N
1 mile

Courtesy of Atna Resources

OGEE ZONE CROSS SECTION UNDERGROUND WORKING

LOOKING NORTH 4° EAST (094° AZIMUTH FAN) IN EASTERN PART OF SECTION 29 ABOVE



West
East
7.0'@0722 oz/ton Au
Upper Comus
Shale
UGOG-002
136'
4800'
9.0'@0.486 oz/ton Au
4.0' @0.133 oz/au
1.9'@0.755 oz/ton Au
15.9'@1.23 oz/ton Au
3.0'@0.763 oz/tom Au
4700'
Lower Cumus
Limestone/Siltstone
147.5'@0.97 oz/ton Au
Mineralized
Zone
UGOG-001&003
306.5'
58.5'@1.69 oz/ton Au
4600'
UGOG-010
302'
UGOG-004
282'
4500'
UGOG-011
(drilled across section)
(partial assay results)
12'@0.270 oz/ton Au
Metasomatized
lower Comus
(skarn)
www.atna.com



WILLIAMS MINE



Williams Mine headframe



Underground drill station

KEY STATISTICS

Royalty	0.25% net smelter return
Commodity	Gold
Location	Ontario, Canada
Operators	Barrick Gold Corporation and Teck Cominco Limited
Status	Producer

"IRC negotiated a fair deal for the Williams Mine royalty. I was impressed with the Company's development plan and their expertise in mining evaluation. The diligence shown by IRC indicates that the Company is well managed."

Claude Bonhomme

IRC owns a 0.25% NSR gold royalty on the Williams Mine located approximately 35 kilometers east of the town of Marathon, Ontario, Canada. The Williams Mine is currently owned and operated equally by Teck Cominco and Barrick Gold Corporation and has been operating since the fall of 1985.

The Williams Mine is primarily an underground operation with some open-pit mining. The underground mine is accessed by a 1,300-meter production shaft and mining is carried out by long-hole stoping with waste backfill.

The mill presently operates at the rate of approximately 10,000 tonnes per day, and the owners project that the remaining mine life is at least eight years.

The royalty was purchased from Claude Bonhomme in August, 2003 for CA$2.9 million.

PROVEN AND PROBABLE RESERVES

	Proven		**Probable**	
Category	Tonnes (000's)	Grade (g/t)	Tonnes (000's)	Grade (g/t)
Proven	3.680	5.57	2.060	5.04
Probable	10.280	1.65	7.610	1.70
Total	13.960		9.760	

Teck Comico Limited 2004 Annual Report (as of December 31, 2004)



BELAHOURO

KEY STATISTICS

Royalty	2.5% gross sales royalty
Commodity	Gold
Location	Burkina Faso
Operator	Goldbelt Resources Ltd. (100%)
Status	Pre-Feasibility

IRC acquired a 2% Gross Sales Royalty on the Belahouro Project from BHP Billton in February 2005.

The project's operator, Goldbelt Resources Ltd., became very active on this prospect during 2005 and conducted more than 21,000 meters of drilling to upgrade the resource. Data from this work, plus a large legacy of test work completed by previous operators, was condensed in two technical reports, resulting in a 37% increase of the gold resources associated with the property.

Goldbelt is expeditiously moving ahead with its internal economic evaluation. A feasibility study could be completed by the second quarter of 2006, with a possible production decision shortly thereafter.

The mineralization is near-surface and of oxide composition, thus accessible through open-pit mining methods. Several process approaches have been evaluated and feasibility and optimization studies are ongoing.

In addition to technical studies related to project development, Goldbelt has submitted applications to the Burkina Faso government to upgrade the license area from an exploration license to an exploitation concession.

These resources have been calculated with a cutoff grade of 1.0 g/t. The most recent NI 43-101 compliant report was conducted by RSG Global and released in October 2005.



RESOURCES

Category	Tonnes (000's)	Gold (g/t)	Gold (Ounces)
Measured + Indicated	10.297	2.5	818,000
Inferred	2.811	2.0	177,000

Goldbelt Resources Ltd news release (as of October 19, 2005)



Exploration lands



Burkina Faso



DIAMONDS



KEY STATISTICS

Royalty	1.0 – 1.25% gross overriding royalty
Commodity	Diamonds
Location	Nunavut Territory, Canada
Status	Exploration
Operators	Stornaway Resources Ltd, BHPB Diamond Corp., Shear Minerals, Indicator Minerals

IRC's diamond royalty portfolio was actively explored by property operators during 2005 with more than CA$14.0 million being spent. This royalty portfolio can be divided into four joint general venture areas: Aviat, Churchill, Churchill West and the Indicator Lands.

EXPLORATION SUMMARY

	Aviat	Churchill & Churchill W.	Indicator Lands	Total
Budget (millions)	$7.25	$5.00	$2.00	$14.25
Kimberlites	9	41	n/a	49
Diamondiferous pipes	9	16	n/a	22
Acres (millions)	8.4	6.9	4.0	19.3

www.stornowaydiamonds.com, www.shearminerals.com, www.indicatorminerals.com

In November 2004, IRC entered into three letter agreements with the Hunter Exploration Group to acquire one half of its interest in gross overriding royalties on diamonds located across approximately 20 million acres (8.297 million hectares) of prospective ground.

The most active project, Aviat, encompasses 8.4 million acres. The operators discovered three new diamondiferous kimberlite occurrences during the summer exploration season. All three displayed high initial diamond counts, but more importantly, good- size distributions which suggest the presence of larger stones. This brings the total number of diamondiferous kimberlites on the project to nine.

Exploration on the Churchill and Churchill West projects generated 14 new kimberlite pipes this season, bringing the total to 41 pipes discovered to date, of which 16 are diamondiferous. Stones found so far have been smaller than those discovered on the Aviat project. These lands contain many targets which are yet to be tested. Over the past three seasons, Shear Minerals has been narrowing targeting criteria and expects to continue testing targets with a drill campaign in 2006.

Indicator lands cover several claim blocks which do not necessarily join together. These projects are still at an early stage of exploration, though the first round of drilling is expected in the spring of 2006.

IRC has other diamond interests in the Coronation Gulf and other scattered areas in the north which cover approximately 500,000 acres.


COAL

COAL

KEY STATISTICS

Royalty	0.203% free on board
Commodity	Metallurgical Coal
Location	Northeastern British Columbia, Canada
Status	Under Construction
Operator	Western Canadian Coal (100%)

In December 2004, the Company signed a letter of agreement with David Fawcett to acquire 20.3% of a 1.0% royalty on coal produced from the Wolverine and Brazion properties located in northeastern British Columbia. The royalty payment is predicated on the price received for the coal FOB (free-on-board), at the Port of Prince Rupert, the export transit location for most, if not all, production. The properties are located in the Liard Mining Division and total four royalty interests. The Wolverine properties are approximately 23 kilometers west of Tumbler Ridge, while the Brazion properties are located southwest of Chetwynd, B.C. The acquisition of these royalties has not yet closed and may not close until legal proceedings (as described below) involving David Fawcett and Western Canadian Coal Corp. ("Western") have been completed.

The lands covered by the royalties include three resources of metallurgical coal, of which the Perry Creek and EB deposits are being advanced to production. The operator of the Wolverine properties, Western has received mine permits for a 2.4-million-tonne-per-year operation on lands covered by the royalty. Earthworks for the mine construction started in May 2005 with plans to begin shipping clean coal in mid-2006.

Western announced in March 2005 that it had filed a petition in the Supreme Court of British Columbia to set aside a royalty-sharing agreement entered into by Western in March 2000 with certain individuals, including David Fawcett, with respect to the Mt. Speiker, Perry Creek, Hermann and West Brazion coal properties. The agreement between IRC and the royalty seller has been put in escrow pending the final outcome of the petition. On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement. Subject to Western's right to appeal the decision (30 days from February 24, 2006), it is anticipated that the acquisition will be able to proceed to completion.

WOLVERINE – PLANNED PRODUCTION RATES


3.0
2.4
1.8
1.2
0.6
0.0
(millions of tonnes per year)
1.6
2.4
'04
'05

WOLVERINE – CLEAN COAL RESERVES


35
28
21
14
7
0
(millions of tonnes)
17.1
27.7
'04
'05

www.westerncoal.com

OTHER ROYALTIES

Project	Location	Operator	Metals	Royalty Type	Stage
Almaden - 1	Oaxaca, Mexico	Almaden Minerals	Cu, Au	2% NSR	Exploration
Almaden - 2	Oaxaca, Mexico	Almaden Minerals	Diamonds, non-metallics	1% GOR	Exploration
Alto Dorado	Peru	Candente Resources Ltd.	Au, Ag	2.5% NSR	Exploration
Ambrosia Lake	New Mexico, United States	Rio Algom	U	2% GOR	Exploration
Apex	Utah, United States	None	Ga, Ge	3% GOR	Exploration
Caber	Quebec, Canada	Metco Resources Inc.	Zn, Cu, Ag, Au	1% NSR	Feasibility
Clear	Nevada, United States	Minefinders Corporation	Au	3% NSR	Exploration
Dottie	Nevada, United States	Minefinders Corporation	Au	3% NSR	Exploration
Expo / Hushamu	British Columbia, Canada	Lumina Copper Corporation	Cu, Au	10% NPI	Exploration
Gutsy	Nevada, United States	Minefinders Corporation	Au	3% NSR	Exploration
Hasbrouck Mountain	Nevada, United States	Vista Gold Corporation	Au	1.5% NSR	Feasibility
Island Mountain (Poorman Creek)	Nevada, United States	Gateway Gold	Au	2% NSR	Exploration
Kubi Village	Ghana	AngloGold Ashanti	Au	3% NPI	Feasibility
Liard / Schaft Creek	British Columbia, Canada	TeckCominco	Cu, Mo, Au	3.5% NPI	Exploration
Mara Rosa	Goias, Brazil	Amarillo Gold	Au, Ag	1% NSR	Feasibility
Oro Blanco	Arizona, United States	Minefinders Corporation	Au, Ag	3% NSR	Exploration



Project	Location	Operator	Metals	Royalty Type	Stage
Pana - 1	Russia	Barrick Gold Corporation	PGM, Ni, Cu	0.75% - 1.00% NSR	Exploration
Pana - 2	Russia	Barrick Gold Corporation	PGM, Ni, Cu	0.5% NSR	Exploration
Pana - 3	Russia	Barrick Gold Corporation	PGM, Ni, Cu	1.25% - 1.50% NSR	Exploration
Qimmiq-1	Nunavut, Canada	Commander Resources Ltd.	Au	1% - 3% NSR	Exploration
Qimmiq-2	Nunavut, Canada	Commander Resources Ltd.	Au	2% NSR	Exploration
Qimmiq-3	Nunavut, Canada	Commander Resources Ltd.	Au	1% GOR	Exploration
Railroad	New Brunswick, Canada	Eastmain Resources	Zn, Cu, Ag, Au	3% NSR	Exploration
Soledad Mountain	California, United States	Golden Queen Mining	Au, Ag	3% NSR	Feasibility
Trenton Canyon (Section 18) - 1	Nevada, United States	Nevada Mines Properties	Au	3% NSR	Development
Trenton Canyon (Section 18) - 2	Nevada, United States	Nevada Mines Properties	Non-metallics	10% NPI	Exploration
Tropico	Sinaloa, Mexico	Almaden Minerals	PGM	2.25% NSR	Exploration
Trozza	Tunisia	Albidon Ltd.	Zn, Ag	2.5% NSR	Exploration
Ulu	Nunavut, Canada	Wolfden Resources Ltd.	Au	5% NSR	Feasibility
Wheeler 7U-1/ Anesi 7U-3	Colorado, United States	Chevron USA	Gas	0.00015672% RI	Production
Windfall	Nevada, United States	Staccato Gold Resources Ltd.	Au	3.2% NSR	Exploration
Yellowknife Lithium	Northwest Territories, Canada	Erex International Ltd.	Li	2% NPI	Exploration



FAQ

> ## WHAT IS A ROYALTY?

The contractual right to a share of revenues or operating profits generated by commercialization of an owner's rights or property.

> ## HOW ARE ROYALTIES FORMED?

In the natural resource sector royalty interests are typically created by four methods:

- A land owner leases or sells real property rights in exchange for a royalty on future production.
- A prospector, group of prospectors or mineral company may retain royalties as a form of consideration associated with the sale of an asset they are no longer interested in exploring or developing.
- Companies, like IRC, provide financing in return for a royalty on the asset.

> ## WHAT TYPES OF ROYALTIES ARE THERE?

There are two general types of mineral royalties, Variable Royalties and Fixed Royalties. Variable Royalties pay out sums on the basis of a royalty rate multiplied by the production volume and a commodity price. Royalties of this type include Gross Royalties (based on the Gross Revenues received from sale of production), Net Smelter Returns (based on Gross Revenues less Smelting, Refining and Transportation Costs) and Net Profits or Net Proceeds Royalties (based on a percentage of the Net Profits or Net Proceeds generated by the mining operation).

The commodity price entering the calculation may be the actual sales price realized, a value experienced by a particular commodity exchange or index such as the LME, or some other measure reflecting the economic value of the product at a particular point. For example, in some mining sectors such as coal, iron ore and industrial minerals, the price may be designated as the Free-on-Board ("FOB") value; a trade term indicating that the producer is to deliver goods on board a truck, railcar or vessel at a location designated by the buyer. Any royalty due thus reflects the value of the product at the transfer point, rather than the lower price at the mine mouth.

Variable Royalties offer the holder the opportunity to participate both in increasing production volumes and climbing commodity prices.

Fixed Royalties are based on a fixed payment tied to a physical measure, such as pounds or ounces produced, or tonnes mined, milled or processed. Such royalty rates are expressed as a set monetary amount per ounce or tonne. The fixed rate payment precludes the royalty holder from participating in commodity price increases. The holder does however benefit from increases in production rates.

> ## HOW DOES IRC LOCATE ROYALTIES FOR ITS PORTFOLIO?

IRC has assembled a database of over 2,300 royalties attached to non-petroleum mineral properties throughout the world. IRC employs a dedicated research staff to continually build and update this



portfolio. Additionally, our staff and management team continually leverage its extensive industry network to identify new opportunities. Furthermore, the success of the IPO and the Voisey's Bay royalty acquisition have caused many royalty owners to bring new acquisition opportunities to us for consideration.

> WHY ARE SO MANY OF IRC'S ROYALTIES IN NORTH AMERICA?

The majority of the world's public mining companies are Canadian. It is common for these companies to use royalties as a transactional term. Canadian companies have been exporting the use of royalties for more than 20 years. Over time this has lead other nationalities to accept and employ royalties in their deal structures.

> HOW IS IRC DIFFERENT FROM AN INCOME TRUST?

Income trusts are investment vehicles designed to eliminate corporate taxes. Part of their structural design assumes that the operator will pay out the majority of the income as a dividend to the unit holders. This payout necessarily limits the growth potential of these entities.

IRC's goal is to capture 5% of the global market for mineral royalties. We estimate this to be US$100 million. A royalty trust would be unable to achieve this dramatic growth.

> HOW DOES IRC DIFFER FROM A TRADITIONAL MINING COMPANY?

The major difference between IRC and a traditional mining company is that IRC has no responsibility for exploration, development or mine operation expenses. Because IRC holds royalties on mining properties, it makes expenditures only for the initial capital necessary to purchase the royalty.

Royalty owners are also insulated from labor, energy and materials cost escalation to which the mine operator is exposed. The implication is that a royalty holder can receive payments even if an operating mine is not profitable.

> WHAT ARE THE BENEFITS OF ROYALTY FINANCING TO THE SELLER?

For a company looking to move a mining project forward on the development timeline, royalty financing offers an alternative to debt and equity financing. With a royalty, no equity dilution occurs and a debt payment obligation does not exist. A royalty only pays if the mine goes into production, which means that the business interests of the royalty owner and the operator are fully aligned.

ROYALTY TYPES

Variable Royalty

- Gross Overriding Royalty ("GOR")
- Gross Sales Royalty ("GSR")
- Net Smelter Return Royalty ("NSR")
- Net Profits or Proceeds Interest Royalty ("NPI")
- Free on Board Royalty ("FOB")
- Sliding Scale Royalty

Fixed Royalty

- $/Tonne Mined
- $/Tonne Milled or Processed
- $/Li
- $/Oz
- Fixed $/Year

Management's Discussion and Analysis

This management's discussion and analysis ("MD&A") of financial position and results of operations of International Royalty Corporation (the "Company" or "IRC") has been prepared based on information available to the Company as of February 28, 2006 and should be read in conjunction with the Company's consolidated financial statements and related notes thereto as of and for the year ended December 31, 2005. All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company's annual information form is available on SEDAR at www.sedar.com, or at the Company's website at www.internationalroyalty.com

Cautionary Statement on Forward Looking Information

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur and specifically IRC's anticipation that its first payment from the Voisey's Bay royalty will be received during 2006. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the timing of Voisey's Bay Nickel Company's booking of proceeds under applicable sales agreements. The forward-looking statements included in this document represent IRC's views as of the date of this document. While IRC anticipates that subsequent events and developments may cause IRC's views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC's views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements.

Material Assumptions

IRC's statement in this document regarding its anticipated timing of a royalty payment is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by Inco to IRC directly, Inco's statements in the public domain and that the terms of the applicable sales agreements for the concentrate will be consistent with statements made by Inco to IRC.

SUMMARY OF FINANCIAL INFORMATION:

($ thousands, except per share data)	Year ended December 31, 2005	Year ended December 31, 2004	Period from May 7, 2003 to December 31, 2003
Statement of Operations			
Royalty revenues	$ 425	$ 357	$ 178
Amortization of royalty interest in mineral properties	363	277	143
General and administrative	2,280	636	254
Net loss	(8,495)	(645)	(213)
Basic and diluted loss per share	(0.17)	(0.08)	(0.03)
Statement of Cash Flows			
Cash used in operating activities	(1,789)	(161)	(143)

	December 31, 2005	2004	2003
Balance Sheet			
Total assets	255,165	3,502	2,359
Senior Secured Debentures	21,368	—	—
Shareholders' equity	159,894	2,758	231

FINANCIAL PERFORMANCE

FINANCIAL OVERVIEW

The Company's profile changed dramatically on February 22, 2005 with the successful completion of its initial public offering ("IPO"), raising gross proceeds of CA$162,500,000 on the sale of 37,790,698 common shares of the Company ("Common Shares"). The Company also raised an additional CA$30,000,000 in gross proceeds through the sale of units (the "Unit Offering"), consisting of 1,395,360 Common Shares and CA$30,000,000 in senior secured debentures. The proceeds were used for the indirect acquisition of the Voisey's Bay royalty interest and other royalty interests as further described in the Company's consolidated financial statements as of and for the years ended December 31, 2005 and 2004.

During 2004, all of IRC's executives and employees were on a part-time basis and/or were paid reduced salaries in order to preserve our cash resources. In addition, IRC's directors were paid no fees during 2004 and professional fees were kept to a minimum. With the completion of the IPO, all employees are now being paid their stated salaries, and additional employees have been hired to accommodate the increased demands of a public company, and to assist the Company in the identification, assessment and acquisition of new royalty interest opportunities. We have added new directors, and have begun to pay our outside directors fees comparable to those of companies similar to IRC. Professional fees, filing and listing fees, printing and mailing costs, insurance, and other costs associated with being a public company have increased as a result of our IPO. In addition, the Company's larger cash position and senior secured debentures have resulted in an increase in interest income and interest expense during 2005 compared to prior periods.

Loss before income taxes for the year ended December 31, 2005 was $9,074,000 or $0.18 per share compared to a loss of $645,000 or $0.08 per share for the year ended December 31, 2004. During 2005, the Company issued 3,978,000 stock options to its directors, officers and employees, resulting in a charge of $4,992,000 to stock-based compensation expense during the year, compared to $92,000 for the year ended December 31, 2004. General and administrative expenses increased from $636,000 for the year ended December 31, 2004 to $2,280,000 during the year ended December 31, 2005. Legal, accounting and other professional fees accounted for $380,000 of the increase, as the Company required assistance with its ongoing filing and compliance requirements, tax preparation and planning issues, and also with the implementation of its shareholders' rights plan. Salaries and benefits increased by $520,000 due to the transition to full time salaries and the increase in the number of employees described above. The increase in personnel also contributed to an increase in travel and entertainment costs during 2005 of $116,000. Investor relations costs increased by $186,000 during the year to $208,000 compared to $22,000 during the same period of 2004. The Company had its first annual meeting during 2005, contributing to an increase in printing costs of $41,000. Other increases included directors' fees, $66,000; insurance expense, $114,000; listing, filing and transfer fees of $60,000 and; general office costs of approximately $79,000. Business development expenses were $263,000 during the year ended December 31, 2005 compared to $nil in 2004 and impairment of royalty interests in mineral properties was $64,000, compared to $nil in 2004. The Company incurred $1,826,000 of interest expense during the year related to the senior secured debentures, and also earned $374,000 of interest income from investment of excess cash, short-term investments and restricted cash compared to $nil in the previous year. The Company also incurred a foreign currency loss of $85,000 during the year ended December 31, 2005, due to a stronger Canadian dollar, consisting primarily of a loss of $1,419,000 on the senior secured debentures, partially offset by a gain of approximately $1,015,000 from cash, short-term investments, and restricted cash held in Canadian dollar denominated accounts and also by a change in the value of the Company's future income tax assets of $325,000.

REVENUE AND OPERATIONS

During the year ended December 31, 2005, royalty revenues increased to $425,000 from $357,000 during the previous year, partially due to an increase in the ounces of gold produced at the Williams Mine during the period and also due to an increase in the average price of gold from $409 during 2004 to $445 during 2005.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property. At December 31, 2004, the Williams Mine operator adjusted the estimated reserves of the mine downward by approximately 18% from its previous estimate. This has resulted in an increased rate of amortization over the remaining life of the Williams Mine royalty interest and a corresponding reduction in gross profit from royalty interests. Amortization on mineral properties increased from $277,000 in the year ended December 31, 2004, to $363,000 during 2005. The increase can be attributed to the increased rate of amortization described above and also due to the increase in ounces produced at the Williams Mine during 2005.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING CASH FLOW

Cash used in operating activities, before changes to non-cash working capital items, was $2,017,000 during the year ended December 31, 2005 compared to $277,000 during the year ended in 2004. General and administrative expenses excluding non-cash items increased by $1,632,000 during 2005, due to the increased costs previously described. Interest expense excluding non-cash items was $1,168,000 during 2005 and $nil in 2004. Business development expenses were $263,000 during the year ended December 31, 2005, compared to $nil in the same period a year ago. These decreases were offset by interest income of $374,000, a currency gain on cash balances of $885,000 compared to a loss of $2,000 in 2004, and increased royalty revenues of $68,000.

INVESTING ACTIVITIES

During the year ended December 31, 2005, IRC acquired the Voisey's Bay royalty interest for cash consideration of $124.1 million, and additional royalty portfolios from John Livermore, Hecla Mining Company, the Hunter Exploration Group and BHP Billiton Worldwide Exploration Inc. for total cash consideration of $1.5 million. IRC also has invested a total of $1.7 million in restricted cash during the period, including $1.4 million into an interest escrow account for the senior secured debentures and $300,000 in escrow for the completion of a pending royalty interest acquisition. The Company also invested approximately $1.7 million in short-term investments during 2005.

FINANCING ACTIVITIES

On February 22, 2005, the Company completed its IPO of 37,790,698 Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162,500,000. Coinciding with the IPO, the Company also completed a "Unit Offering" for gross proceeds of CA$30,000,000. The Unit Offering consisted of CA$30,000,000 of 5.5% senior secured debentures (the "Debentures") due February 22, 2011 and 1,395,360 Common Shares. Proceeds received during 2005 are summarized as follows:

($ in thousands)	CA$	US$
Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents' commission and expenses of offering	(16,220)	(13,087)
Net proceeds	**176,280**	**142,893**

CASH RESOURCES AND LIQUIDITY

The Company had a cash and short-term investment position of $14.5 million at December 31, 2005 and working capital of $15.9 million, an increase of $13.6 million and $14.9 million, respectively, from December 31, 2004. The large increase during the year is a result of the Company's completion of its IPO and the Unit Offering during the period, reduced by expenditures for the acquisition of the royalty interests and administrative costs as described above.

The Company's near-term cash requirements are limited to general and administrative, and business development expenses. As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures. Royalty acquisitions are discretionary in nature and will be consummated through the use of cash, as available, or through the issuance of Common Shares.

The Company believes that cash and short-term investments available at December 31, 2005 will be sufficient to cover the cost of general and administrative and business development expenses at least through 2006. With the commencement of production at the Voisey's Bay mine and the corresponding revenue to be received from the Voisey's Bay Royalty, anticipated in 2006, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future.

The Company's contractual obligations for future payments are summarized as follows:

($ in thousands) Year	Debenture Principal Obligations [1]
2006	$ —
2007	—
2008	—
2009	—
2010	—
2011	25,740
Total	**$ 25,740**

[1] The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1655.

FINANCIAL POSITION

The Company has recorded an adjustment to the purchase price of the Archean acquisition (Voisey's Bay Royalty) and its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes. This adjustment will have no impact on either past or future cash flows of the Company. Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company's tax net operating losses, and certain expenses of the IPO and the Unit Offering. Details of the balance in future income taxes at December 31, 2005 are as follows:

(in thousands of $)	
Adjustment to royalty	$78,239
interests in mineral properties Adjustment to share issue costs	(3,112)
Net operating losses	(2,484)
Discount on senior secured debentures	641
Other, net	(132)
	$73,152

During the year ended December 31, 2005, the Company issued 3,978,000 stock options to its directors, officers and employees. The stock options were at a weighted average exercise price of CA$4.19 per share and vested over periods ranging from 0 to 3 years at the time of issuance.

RELATED PARTY TRANSACTIONS

IRC subleased its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company through May 2005. The terms of the sublease were the same as the original underlying lease. Rent expense under the sublease during 2005, 2004 and 2003 was $10,000, $24,000, and $12,000, respectively.

During the years ended December 31, 2005 and 2004, and the period ended December 31, 2003, IRC incurred legal fees of CA$12,000, CA$42,000 and CA$35,000, respectively, from a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at December 31, 2005 and 2004.

QUARTERLY INFORMATION

Loss before income taxes for the quarter ended December 31, 2005 was $956,000 or $0.02 per share compared to a loss of $229,000 or $0.03 per share for the quarter ended December 31, 2004. General and administrative expenses increased by $378,000 to $633,000 during the quarter ended December 31, 2005, compared to the quarter ended December 31, 2004. Salaries and benefits increased by $144,000 to $234,000 due to the transition to full time salaries and the increase in the number of employees described above. Stock-based compensation was $125,000 during the fourth quarter of 2005 compared to $nil during 2004. Investor relations costs were $62,000 during the quarter compared to $22,000 during the same period of 2004. Legal, accounting and other professional fees accounted for $35,000 of the increase, as the Company required assistance with its ongoing filing and compliance requirements, and also with tax preparation and planning issues. Other general and administrative increases during the period included directors' fees, $13,000; insurance expense, $32,000; listing, filing and transfer fees of $24,000; printing and reproduction, $9,000; travel and entertainment costs, $25,000 and; general office costs of approximately $18,000. During the quarter ended December 31, 2005, business development expense was $58,000 compared to $nil for the same period in 2004. In 2005, IRC incurred $553,000 of interest expense during the quarter related to the senior secured debentures, and also earned $113,000 of interest income from investment of excess cash and restricted cash compared to $nil in the previous year. The Company also realized a foreign currency gain of $276,000 during the quarter due to the strengthening of the Canadian dollar.

During the quarter ended December 31, 2005, royalty revenues increased to $113,000 from $96,000 in the same quarter of 2004, due primarily to an increase in the average price of gold from $434 in 2004 to $485 in 2005.

Cash used in operating activities, before changes to non-cash working capital items was $758,000 during the quarter ended December 31, 2005 compared to $161,000 during the quarter ended December 31, 2004. Cash general and administrative expenses increased by $372,000 during 2005, due to the increases previously described. Cash interest expense was $354,000 and business development expenses were $58,000 during the quarter ended December 31, 2005, compared to $nil in the same period a year ago. These decreases were offset by interest income of $113,000, a cash foreign currency gain of $53,000 compared to a loss of $3,000 in the 2004 period, and an increase in royalty revenues of $17,000.

The following table provides selected financial data derived from the Company's eight most recently completed quarters.

($ in thousands, except per share data)	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Statement of Operations								
Royalty revenues	$ 113	$ 107	$ 107	$ 98	$ 96	$ 73	$ 102	$ 86
Net loss	(761)	(1,128)	(989)	(5,617)	(229)	(104)	(110)	(202)
Basic and diluted loss per share	(0.01)	(0.02)	(0.02)	(0.20)	(0.03)	(0.01)	(0.01)	(0.02)

The large increase in the net loss in the first quarter of 2005 is due primarily to a charge to stock-based compensation of $4,651,000 related to the initial issuance of stock options upon completion of the Company's IPO in February 2005. In addition, all of the quarters of 2005 were impacted by the increased administrative burden resulting from the Company's IPO, as discussed above.

The higher net loss in the third quarter of 2005 was primarily a result of a foreign currency loss of $409,000 during the quarter.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to the underlying royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties. The estimated fair values of stock options require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

ROYALTY REVENUE

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In practice, management has used a rolling average of royalty receipts to estimate future receipts. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known. In some instances (i.e. a new operation), the Company will not have access to sufficient current or historical information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate and will generally be recorded on a cash basis until sufficient history is available to make a reasonable estimate.

AMORTIZATION OF ROYALTY INTERESTS IN MINERAL PROPERTIES

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves. Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

ASSET IMPAIRMENT

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

STOCK OPTIONS AND WARRANTS

The Company determines the fair value of awards to both employees and non-employees, and these amounts are recognized as an expense over the vesting period of the related option. Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant.

NEW ACCOUNTING GUIDANCE AND SIGNIFICANT ACCOUNTING POLICIES

SHORT-TERM INVESTMENTS

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash, are carried at the lower of amortized cost plus accrued interest and market value. Gains and losses on disposal of short-term investments are included in investment income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income in the consolidated statement of operations.

VARIABLE INTEREST ENTITIES

The Company has adopted Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities (VIE)" effective January 1, 2005, whereby the guideline establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE's expected losses, or is entitled to receive the majority of the VIE's expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

DEFERRED FINANCING CHARGES

Financing costs related to the issuance of the Debentures are deferred and amortized over the six-year term of the related debt using the effective yield method.

SENIOR SECURED DEBENTURES

Proceeds from the Unit Offering were allocated into debt and equity components based upon their respective fair market values. The carrying value of the Debentures is being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

NEW ACCOUNTING PRONOUNCEMENTS

COMPREHENSIVE INCOME

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (new assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has not yet determined when it will adopt this standard. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company's financial statements.

EQUITY

CICA Handbook Section 3251 – Equity, replaces Section 3250 – Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has not yet determined when it will adopt this standard. Financial statements of prior periods are required to be restated for certain specified items. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company's financial statements. The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

OUTLOOK

During November 2005, Inco Limited announced its first shipment of nickel concentrate from the Voisey's Bay mine and subsequently announced production of its first finished nickel product from the Voisey's Bay mine in early January 2006. This schedule should result in the recognition of the Company's first royalty revenue from Voisey's Bay during 2006 and a corresponding increase in amortization of the royalty interest. In addition, the Company will incur a full year of post-IPO general and administrative expenses, interest expense and interest income during 2006, compared to 10 months during 2005.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey's Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company's current tax liability once payments from the Voisey's Bay Royalty begin.

The Company's Debentures are denominated in Canadian dollars. In order to partially offset the foreign currency risk associated therewith, the Company maintains all cash balances in Canadian dollar accounts. All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests. The interest income from those investments will be offset by interest expense on the Debentures.

OUTSTANDING SHARE DATA

As of February 28, 2006, there were 57,030,268 Common Shares outstanding. In addition there were 3,978,000 director and employee stock options with exercise prices ranging between CA$3.67 and CA$4.80 per share. There were also 1,496,248 warrants outstanding, allowing the holders to purchase Common Shares at CA$3.00 per share and 424,710 warrants outstanding which allow the holders to purchase Common Shares at CA$0.80 per share. All warrants expire on February 22, 2007.

DISCLOSURE CONTROLS AND PROCEDURES

In accordance with National Instrument 52-109 respecting certification of disclosure in issuers' annual and interim filings, the Chief Executive Officer and the Chief Financial Officer (the "Disclosure Committee") have evaluated the effectiveness of the Company's disclosure controls and procedures for the year ended December 31, 2005. Generally, the Disclosure Committee has concluded that the Company's disclosure controls and procedures provide reasonable assurance that (i) information required to be disclosed by the Company in its annual filings, interim filings or any other report filed or submitted by it under applicable securities legislation is recorded, processed, summarized and reported within the prescribed time periods, and (ii) information required to be disclosed in the foregoing filings or reports is accumulated and communicated to the Company's management, including its Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosure.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future.

FLUCTUATION IN MINERAL PRICES

Mineral prices have fluctuated widely in recent years. The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

FOREIGN CURRENCY FLUCTUATIONS

The Company's royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results. There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

COMPANY VALUATION HEAVILY DEPENDENT ON VOISEY'S BAY ROYALTY

The Company's valuation is presently heavily weighted with the value of the Voisey's Bay Royalty. The Voisey's Bay Royalty is very material to the Company's ability to generate revenue. Therefore, the risk associated with the Company's valuation is heightened in the event that the Voisey's Bay operation does not perform as expected.

RECOVERABILITY OF RESOURCES AND RESERVES

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized. The ore actually recovered may differ from the estimated grades of the reserves and resources. Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a) mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b) increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource;

(c) the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources;

(d) declines in the market prices of metals may render the mining of some or all of the reserves uneconomic;

(e) unexpected penalties may be imposed by smelters or refiners; and

(f) the metallurgy may turn out differently than that anticipated.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of International Royalty Corporation:

We have audited the consolidated balance sheets of International Royalty Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2005 and 2004, and the period from May 7, 2003 to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, and the period from May 7, 2003 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C.
February 10, 2006
(except for note 11, which is as at February 24, 2006)

MANAGEMENT'S REPORT

The financial statements and the Management's Discussion and Analysis included in this annual report have been prepared by, and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgments based upon information currently available.

Management has established and maintains a system of internal control, designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised entirely of independent directors, has reviewed in detail the consolidated financial statements with management and external auditors. The consolidated financial statements have been approved by the Board of Directors upon recommendation of the Audit Committee.

The consolidated financial statements have been audited by our external auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the consolidated financial statements.

Douglas B. Silver
Chairman and Chief Executive Officer
February 28, 2006

Ray W. Jenner
Chief Financial Officer and Secretary

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in U.S. dollars, except number of shares amounts)

	Year ended December 31, 2005	Year ended December 31, 2004	Period from May 7, 2003 to December 31, 2003
Royalty revenues	$ 425	$ 357	$ 178
Expenses			
Amortization	363	277	143
Business development	263	—	—
General and administrative	2,280	636	254
Impairment of royalty interests in mineral properties	64	—	—
Stock-based compensation expense (note 7)	4,992	92	—
	7,962	1,005	397
Loss from operations	(7,537)	(648)	(219)
Other income (expense)			
Foreign currency (loss) gain	(85)	3	6
Interest expense	(1,826)	—	—
Interest income	374	—	—
	(1,537)	3	6
Loss before income taxes	(9,074)	(645)	(213)
Current tax expense (note 6)	(7)	—	—
Future tax benefit (note 6)	586	—	—
	579	—	—
Loss for the year	$ (8,495)	$ (645)	$ (213)
Basic and diluted loss per share	(0.17)	(0.08)	(0.03)
Basic and diluted weighted average shares outstanding	49,903,355	8,334,089	6,389,193

See accompanying notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2005 AND 2004
(expressed in thousands of U.S. dollars)

	2005	2004
Assets		
Current assets		
Cash and cash equivalents	$ 12,735	$ 811
Short-term investments	1,716	—
Restricted cash (note 5)	1,807	—
Royalty receivable	114	97
Prepaid expenses and other current assets	260	1
	16,632	909
Royalty interest in mineral properties (note 3)	235,962	1,747
Furniture and equipment – net	122	6
Other long-term assets (note 4)	2,449	840
	255,165	3,502
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	751	744
Senior secured debentures (note 5)	21,368	—
Future income taxes (note 6)	73,152	—
	95,271	744
Shareholders' Equity (note 7)		
Common shares		
Authorized		
Unlimited common shares without par value		
Issued		
57,027,568 (2004 – 5,849,433) common shares	164,176	2,058
Special warrants	—	1,478
Contributed surplus	5,071	80
Deficit	(9,353)	(858)
	159,894	2,758
	$ 255,165	$ 3,502

Nature of operations (note 1)

Subsequent event (note 11)

Approved by the Board of Directors

Douglas B. Silver
Chairman and Chief Executive Officer

Rene G. Carrier
Director

See accompanying notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Year ended December 31,		Period From May 7, 2003 to December 31,
	2005	2004	2003
Cash flows from operating activities			
Loss for the year	$ (8,495)	$ (645)	$ (213)
Items not affecting cash			
Depreciation and amortization	380	281	144
Impairment of royalty interests in mineral properties	64	—	—
Amortization of deferred debenture costs	166	—	—
Accretion of debenture discount	492	—	—
Future income tax	(586)	—	—
Non-cash foreign currency loss (gain)	970	(5)	(4)
Stock-based compensation	4,992	92	—
	(2,017)	(277)	(73)
(Increase) decrease in royalty receivable	(17)	16	(104)
(Increase) decrease in prepaid expenses and other current assets	(254)	12	(13)
Increase in other long-term assets	(111)	—	—
Increase in accounts payable and accrued liabilities	610	88	47
	(1,789)	(161)	(143)
Cash flows from investing activities			
Acquisition of royalty interest in mineral property	(125,567)	—	(2,140)
Purchases of furniture and equipment	(132)	—	(11)
Deferred charges relating to royalty acquisition	(75)	(99)	—
Investment in short-term investments	(1,708)	—	—
Restricted cash	(1,713)	—	—
	(129,195)	(99)	(2,151)
Cash flows from financing activities			
Net proceeds from issuance of common shares	120,475	—	—
Net proceeds from unit offering	22,418	—	—
Deferred charges relating to the initial public offering and unit offering	—	(131)	—
Proceeds from issuance of warrants	—	—	2,498
Proceeds from exercise of warrants	15	998	—
	142,908	867	2,498
Increase in cash and cash equivalents	11,924	607	204
Cash and cash equivalents – Beginning of year	811	204	—
Cash and cash equivalents – End of year	12,735	811	204

Supplemental cash flow information (note 9)

See accompanying notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(expressed in thousands of U.S. dollars)

	Common shares		Special warrant		Contributed surplus			Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Deficit	
Founders' special warrants	1	$ —	3,600,000	$ —	—	$ —	$ —	$ —
Williams Mine warrants (note 3)	—	—	—	—	950,000	28	—	28
Private placement – Initial financing special warrants and financing warrants – net of issuance costs of $238	—	—	4,400,000	2,275	950,000	28	—	2,303
Compensation special warrants	—	—	308,000	159	—	—	—	159
Compensation warrants	—	—	—	—	440,000	36	—	36
Loss	—	—	—	—	—	—	(213)	(213)
Balance at December 31, 2003	1	$ —	8,308,000	$ 2,434	2,340,000	$ 92	$ (213)	$ 2,313
Cancellation of founders' special warrants	—	—	(150,000)	—	—	—	—	—
Consultants' special warrants granted	—	—	150,000	92	—	—	—	92
Exercise of founders' special warrants	3,450,000	—	(3,450,000)	—	—	—	—	—
Exercise of consultants' special warrants	150,000	92	(150,000)	(92)	—	—	—	—
Exercise of initial financing special warrants	1,850,000	956	(1,850,000)	(956)	—	—	—	—
Exercise of financing warrants	399,432	1,010	—	—	(399,432)	(12)	—	998
Loss	—	—	—	—	—	—	(645)	(645)
Balance at December 31, 2004	5,849,433	$ 2,058	2,858,000	$ 1,478	1,940,568	$ 80	$ (858)	$ 2,758
Shares issued in connection with the IPO (net of issuance costs)	37,790,698	124,253	—	—	—	—	—	124,253
Shares issued in connection with the Unit Offering (net of issuance costs) (note 7)	1,395,360	4,588	—	—	—	—	—	4,588
Shares issued for the purchase of royalty interests in mineral properties (note 3)	8,896,895	31,015	—	—	—	—	—	31,015
Exercise of initial financing special warrants	2,550,000	1,319	(2,550,000)	(1,319)	—	—	—	—
Exercise of compensation special warrants	308,000	159	(308,000)	(159)	—	—	—	—
Shares issued for services	2,249	8	—	—	—	—	—	8
Shares issued into escrow (note 5)	218,023	760	—	—	—	—	—	760
Stock options issued	—	—	—	—	3,978,000	4,992	—	4,992
Warrants exercised	16,910	16	—	—	(16,910)	(1)	—	15
Loss	—	—	—	—	—	—	(8,495)	(8,495)
Balance at December 31, 2005	57,027,568	$164,176	—	$ —	5,901,658	$ 5,071	$ (9,353)	$ 159,894

See accompanying notes to the Consolidated Financial Statements.

(expressed in U.S. dollars; figures in tables in thousands of dollars)

December 31, 2005 and 2004

1 NATURE OF OPERATIONS

International Royalty Corporation ("IRC" or the "Company") was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. Operating activities commenced on July 1, 2003.

During the reporting periods, IRC received substantially all of its revenue from the same operation. During 2006, the Company anticipates that the majority of its revenues will be generated from the Voisey's Bay Royalty (note 3). The Company is economically dependent upon the operator of the Voisey's Bay property and the expected revenues there from.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION AND PRESENTATION

The consolidated financial statements include the accounts of IRC and all of its wholly-owned subsidiaries. The material subsidiaries include IRC (U.S.) Management Inc., Archean Resources Ltd. and IRC Nevada Inc. All intercompany balances and transactions have been eliminated on consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimates include the carrying value of royalty interests in mineral properties and the calculation of the fair value of stock-based compensation and warrants. Actual results could differ from those estimates by a material amount.

REVENUE

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period that the actual amounts are known. For the years ended December 31, 2005 and 2004, and the period from May 7, 2003 to December 31, 2003, IRC recorded revenue based on actual amounts received.

TRANSLATION OF FOREIGN CURRENCIES

The United States dollar is the functional currency of IRC and its subsidiaries.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

INCOME TAXES

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

LOSS PER SHARE

Basic loss per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted loss per share reflects the effect of all potentially dilutive common stock equivalents. The weighted average number of shares for the year ended December 31, 2004 and the period ended December 31, 2003, includes the weighted average effect of common shares that were issuable under the Founders' Special Warrants, the Initial Financing Special Warrants and the Compensation Special Warrants (note 7). These common shares were issuable for no cash consideration and were not considered contingently issuable for the purpose of the loss per share calculation.

The effect of the outstanding Williams Mine Warrants, the Financing Warrants, the Compensation Warrants and stock options (notes 3 and 7) are not included in the computation of diluted loss per share during the reporting period as their inclusion would be anti-dilutive.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on deposit and highly liquid money market securities and investment deposits, with maturity dates less than three months at the time of acquisition and which are readily convertible into cash.

SHORT-TERM INVESTMENTS

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash, are carried at the lower of amortized cost plus accrued interest and market value. Gains and losses on disposal of short-term investments are included in investment income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income in the consolidated statement of operations.

The quoted fair market value of the short-term investments at December 31, 2005 was $1,716,000.

ROYALTY INTERESTS IN MINERAL PROPERTIES

Royalty interests in mineral properties include acquired royalty interests in production stage, development stage and exploration stage properties. The royalty interests in mineral properties are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. At December 31, 2005, all royalty interests in mineral properties are classified as tangible assets.

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.

FURNITURE AND EQUIPMENT

The Company initially records furniture and equipment at cost and provides for depreciation over their estimated useful lives ranging from three to seven years, using the straight-line method. Upon retirement or disposition of furniture and equipment, related gains or losses are recorded in operations.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

MEASUREMENT UNCERTAINTY

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interest in mineral properties and the assessment of the recoverability of the royalty interest in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in these consolidated financial statements.

DEFERRED FINANCING CHARGES

Financing costs related to the issuance of the Senior Secured Debentures have been deferred (included in other long-term assets) and amortized to interest expense over the six year term of the related debt using the effective yield method.

SENIOR SECURED DEBENTURES

Proceeds from the Unit Offering were allocated into debt and equity components based upon their respective fair market values. The carrying value of the Senior Secured Debentures are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

STOCK OPTIONS AND WARRANTS

The Company determines the fair value of awards to both employees and non-employees, and these amounts are recognized as an expense over the vesting period of the related option. Compensation expense for options and warrants granted is determined based on estimated fair values of the options and the warrants at the time of grant.

VARIABLE INTEREST ENTITIES

The Company has adopted Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities (VIE)" effective January 1, 2005, whereby the guideline establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE's expected losses, or is entitled to receive the majority of the VIE's expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

3 ROYALTY INTERESTS IN MINERAL PROPERTIES

	Cost	Accumulated amortization	Net
December 31, 2005			
Production stage			
Voisey's Bay Royalty	$ 225,726	$ —	$ 225,726
Williams Mine	2,168	(782)	1,386
Other	32	(2)	30
	227,926	(784)	227,142
Development stage			
Belahouro	817	—	817
Exploration stage			
Aviat One	2,211	—	2,211
Pinson	512	—	512
Other	5,280	—	5,280
	8,003	—	8,003
	$ 236,746	$ (784)	$ 235,962
December 31, 2004			
Production stage			
Williams Mine	$ 2,168	$ (421)	$ 1,747

On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the common shares of Archean Resources Ltd. ("Archean"), which owns 90% of a 3% net smelter return royalty on the Voisey's Bay property, located in northern Labrador, Canada. Total consideration paid was $149.4 million (CA$184.3 million), consisting of CA$152.5 million in cash and 7,395,349 common shares of the Company ("Common Shares"), valued at the Company's initial public offering ("IPO") price of CA$4.30 per Common Share, for a total value of CA$31.8 million. In accordance with EIC-124, "Definition of a Business", the transaction has been accounted for as the acquisition of an asset and the full cost of the transaction, including the related future income tax adjustment of $75.9 million, has been allocated to the Voisey's Bay Royalty. See note 6 regarding future income tax adjustments.

On August 12, 2003, effective August 1, 2003, IRC completed the purchase of a 0.25% net smelter return royalty in the Williams Mine from a private individual. Consideration for the purchase was CA$2,877,000 ($2,139,000) and purchase warrants (the "Williams Mine Warrants"). The Williams Mine Warrants are exercisable for 950,000 of IRC's Common Shares for CA$3.00 per Common Share. The Williams Mine Warrants are exercisable beginning on February 22, 2005, the closing date of the IPO, until the second anniversary thereof. The Williams Mine Warrants have been valued at $28,000, and are included in royalty interest in mineral properties in the December 31, 2005 and 2004 balance sheets.

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. ("BHPB") (as superseded by a definitive agreement dated March 18, 2005) to acquire a mineral portfolio of 22 royalty interests for total consideration of $605,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO of CA$4.30, equal to 180,189 Common Shares. On April 19, 2005, the Company completed the purchase of 14 royalty interests from BHPB for all of the Common Shares and $65,000. The purchase of a further 5 royalty interests were closed on May 2, 2005 for consideration of $510,000. The acquisition of the three remaining royalty interests for $30,000 is expected to be completed during 2006.

On February 22, 2005, the Company acquired from the Hunter Exploration Group a portfolio of 17 gross overriding royalty interests in approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities (the "Hunter Portfolio"). Total consideration paid was 1,162,791 in Common Shares valued at $4,053,000 (CA$5,000,000). See note 6 regarding future income tax adjustment.

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000.

On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests. Total consideration paid was 158,566 in Common Shares valued at $553,000.

During the year ended December 31, 2005, the Company recorded $363,000 ($277,000 in 2004 and $143,000, inception to December 31, 2003) in amortization expense.

PENDING ROYALTY ACQUISITION

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. ("Western"). The value of the Common Shares has been included in other long-term assets at December 31, 2005 and will be transferred to royalty interests in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit. Subsequent to year-end, the Supreme Court of British Columbia ruled on this matter. See note 11.

4 OTHER LONG-TERM ASSETS

	December 31, 2005	December 31, 2004
Deferred charges relating to pending royalty acquisitions (note 3)	$ 835	$ 201
Financing costs related to issuance of the Debentures, net of amortization of $166 (note 5)	1,479	—
Deferred charges relating to the IPO and Unit Offering	—	639
Other	135	—
	$ 2,449	$ 840

5 SENIOR SECURED DEBENTURES

On February 22, 2005, the Company completed a "Unit Offering" for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% Senior Secured Debentures (the "Debentures") due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey's Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, with the principal of CA$30 million due at maturity in 2011. Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account and the first interest payment was paid from this account on August 31, 2005. The remaining balance of $1,413,000 in escrow is included in restricted cash on the balance sheet.

The proceeds received from the Debentures have been reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance at December 31, 2005 are as follows:

	CA$	US$
Senior Secured Debentures payable	30,000	25,740
Unaccreted discount	(5,096)	(4,372)
	24,904	21,368

The Company's contractual obligation for future principal payments is one lump sum payment of $25,740,000 to be made on February 22, 2011. The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1655.

6 INCOME TAXES

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 33.62% (35.62% in 2004 and 2003) to loss before income taxes as follows:

	Year ended December 31,		Period from May 7, 2003 to December 31,
	2005	2004	2003
Loss before income taxes	$ (9,074)	$ (645)	$ (213)
Expected income tax benefit	(3,051)	(229)	(76)
Tax effect of:			
Change in valuation allowance	(305)	229	76
Stock-based compensation	1,678	—	—
Debenture discount	818	—	—
Resource adjustment	199	—	—
Other	82	—	—
Actual income tax benefit	$ (579)	$ —	$ —

At December 31, 2005 and 2004, IRC has unused Canadian net operating losses of $7,389,000 and $1,526,000 respectively, which expire as follows:

2010	$ 592
2011	$ 934
2012	$ 5,863

The Company has recorded a future income tax liability as a component of the cost of the Archean acquisition (Voisey's Bay Royalty) and the Hunter Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. Recording of the future income tax liability has resulted in the recognition of tax benefits related to the Company's tax net operating losses, and certain expenses of the IPO and the Unit Offering. Future tax (assets) liabilities include the following components:

	December 31,	
	2005	2004
Royalty interests in mineral properties	$ 78,239	$ 189
Share issue costs	(3,112)	—
Net operating loss carry-forward	(2,484)	(502)
Debenture discount	641	—
Other	(132)	8
	73,152	(305)
Less: Valuation allowance	—	305
	$ 73,152	$ —

7 SHAREHOLDERS' EQUITY

Activity in Common Shares was as follows:

	2005		2004		2003	
	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding, beginning of year	5,849,433	$ 2,058	1	$ —	1	$ —
Shares issued in connection with the IPO (net of issuance costs)	37,790,698	124,253	—	—	—	—
Shares issued in connection with the Unit Offering (net of issuance costs) (note 5)	1,395,360	4,588	—	—	—	—
Shares issued for the purchase of royalty interests in mineral properties (note 3)	8,896,895	31,015	—	—	—	—
Exercise of founders special warrants	—	—	3,450,000	—	—	—
Exercise of financing warrants	—	—	399,432	1,010	—	—
Exercise of initial financing special warrants	2,550,000	1,319	1,850,000	956	—	—
Exercise of compensation special warrants	308,000	159	—	—	—	—
Shares issued into escrow (note 5)	218,023	760	—	—	—	—
Other activity	19,159	24	150,000	92	—	—
Balance, end of year	57,027,568	$164,176	5,849,433	$ 2,058	1	$ —

INITIAL PUBLIC OFFERING

On February 22, 2005, the Company completed its IPO of 37,790,698 Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162.5 million. Proceeds received from the IPO and the Unit Offering are summarized as follows:

	CA$	US$
Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents' commission and expenses of offering	(16,336)	(13,218)
	176,164	142,762

INITIAL FINANCING SPECIAL WARRANTS AND FINANCING WARRANTS

In August 2003, IRC completed a private placement (the "Private Placement") whereby IRC issued 4,400,000 special warrants ("Initial Financing Special Warrants") at CA$0.80 each, for gross proceeds of $2,541,000 (CA$3,520,000). Each Initial Financing Special Warrant allows the holder to acquire one Common Share for no additional consideration, and approximately 0.216 of a "Financing Warrant". The Financing Warrant components of the Initial Financing Special Warrants have the same terms and conditions as the Williams Mine Warrants (described below) and were valued in total at $28,000. The Common Share component of the Initial Financing Special Warrants was valued at $2,275,000.

During November and December of 2004, 1,850,000 of the Initial Financing Special Warrants were exercised for 1,850,000 Common Shares and 399,432 Financing Warrants. All 399,432 Financing Warrants were exercised for 399,432 Common Shares, at an exercise price of CA$3.00 per Common Share for aggregate proceeds to the Company of $998,000 (CA$1,198,000). The remaining 2,550,000 Initial Financing Special Warrants were exercised upon the completion of the IPO, discussed above, for 2,550,000 Common Shares and 550,568 Financing Warrants.

COMPENSATION SPECIAL WARRANTS AND COMPENSATION WARRANTS

As compensation for the Private Placement, IRC issued 308,000 Compensation Special Warrants and 440,000 Compensation Warrants to IRC's agent for the Private Placement. Each Compensation Special Warrant allowed the holder to acquire one Common Share for no additional consideration and, were recorded at a total value of $159,000. The Compensation Special Warrants were automatically exercised five business days after completion of the Company's IPO in February 2005 for 308,000 Common Shares. Each Compensation Warrant allows the holder to acquire one Common Share at a price of CA$0.80, for a period of two years from February 22, 2005. The Compensation Warrants were valued at $36,000.

FOUNDERS' SPECIAL WARRANTS AND CONSULTANT'S SPECIAL WARRANTS

Effective August 1, 2003, IRC issued 3,600,000 founders' special warrants ("Founders' Special Warrants") to the founding members of IRC. Each Founders' Special Warrant allowed the holder to acquire one Common Share for no additional consideration. In November 2004, all of the Founders' Special Warrants were exercised for 3,600,000 Common Shares.

WILLIAMS MINE WARRANTS

In August 2003, IRC issued the Williams Mine Warrants as partial consideration for the acquisition of the Williams Mine royalty interest (note 3). The Williams Mine Warrants were valued at $28,000.

STOCK OPTIONS

On June 8, 2004, the Board of Directors of the Company adopted a stock option plan (the "Plan") pursuant to which the Company may grant incentive stock options to directors, officers, employees of and consultants to the Company and any affiliate of the Company, at the Board of Director's discretion. The exercise price of any option granted is fixed by the Board of Directors of the Company when such option is granted.

All options will be non-transferable (except that in the case of an optionee's death, the option may be exercised by the optionee's personal representative until the earlier of the option's expiry date or the first anniversary of the optionee's death). The term of the options is at the discretion of the Board of Directors, but may not exceed 10 years from the grant date. The options expire on the earlier of the expiry date or the date which is 90 days following the day on which the optionee ceases to be a director, officer, employee of or consultant to the Company and any affiliate of the Company. The options will be adjusted in the event of a share consolidation or subdivision or other similar change to the Company's share capital. The aggregate number of Common Shares in respect of which options have been granted and remain outstanding under the Plan shall not at any time exceed 10% of the then issued and outstanding Common Shares, or exceed 5% of such amount to any one optionee.

During the year ended December 31, 2005, the Company issued 3,978,000 stock options to its directors, officers and employees. The stock options were at a weighted average exercise price of CA$4.19 per share and vested over periods ranging from 0 to 3 years at the time of issuance.

The Company uses the fair value based method of accounting for all stock-based compensation awards. The fair value of the stock options granted during 2005 has been determined to be $6,314,000 (of which $4,992,000 was recognized as expense during 2005) using the Black Scholes Option Pricing Model with the following assumptions:

Risk free interest rate	3.6% to 4.0%
Expected dividend yield	Nil
Expected price volatility of the Company's common shares	60%
Expected life of the option	3.5 years
Weighted average fair value per stock option	$1.59

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

The following summarizes stock options outstanding at December 31, 2005:

Exercise price CA$	Number outstanding	Remaining contractual life	Number exercisable
3.67	50,000	4.5 years	50,000
3.75	978,000	4.9 years	—
3.97	100,000	4.3 years	100,000
4.30	2,500,000	4.1 years	2,500,000
4.80	300,000	4.2 years	300,000
	3,928,000		2,950,000

8 RELATED PARTY TRANSACTIONS

IRC subleased its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company through May 2005. The terms of the sublease were the same as the original underlying lease. Rent expense under the sublease during 2005, 2004 and 2003 was $10,000, $24,000, and $12,000, respectively.

During the years ended December 31, 2005 and 2004, and the period ended December 31, 2003, IRC incurred legal fees of CA$12,000, CA$42,000 and CA$35,000, respectively, from a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at December 31, 2005 and 2004.

9 SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31,		Period from May 7, 2003 to December 31,
	2005	2004	2003
Deferred charges relating to the IPO and Unit Offering included in accounts payable	$ —	$ 512	$ —
Deferred charges relating to royalty acquisition included in accounts payable	$ —	$ 97	$ —

10 FINANCIAL INSTRUMENTS

FAIR VALUE

The fair values of the Company's cash and cash equivalents, short-term investments, restricted cash, royalty receivable and accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments. The fair value of the Debentures approximates carrying value.

11 SUBSEQUENT EVENT

On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western, discussed in note 3. Subject to Western's right to appeal the decision (30 days from February 24, 2006), it is anticipated that the acquisition will be able to proceed to completion.

MANAGEMENT & BOARD

EXECUTIVE BOARD AND MANAGERS

Douglas B. Silver
Chairman and Chief Executive Officer

Douglas J. Hurst
President

Ray W. Jenner
Chief Financial Officer and Secretary

George S. Young
Vice President and General Counsel

David R. Hammond
Vice President of Strategic Planning

NON-EXECUTIVE BOARD MEMBERS

Rene G. Carrier
President, Lead Director
Euro American Capital Corporation

Christopher Daly
Chief Financial Officer
Coordinates Capital Corporation

Gordon J. Fretwell
Securities Lawyer
Gordon J. Fretwell Law Corp.

Edward L. Mercaldo
Financial Consultant
and Private Investor

Robert W. Schafer
Vice President, Business Development
Hunter Dickinson Inc.

Colm St. Roch Seviour
Senior Mining Law Partner
Stewart McKelvey Stirling Scales



Shareholders

ANNUAL MEETING

Thursday, May 18th, 2006
9:00am – 10:00am
Toronto Stock Exchange
130 King Street West
Toronto, Ontario, M5X 1J2

CORPORATE HEADQUARTERS

International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado 80112
Phone: (303) 799-9020
Fax: (303) 799-9017

Canadian Office
Suite 1000 - 888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 444-6961

info@internationalroyalty.com
www.internationalroyalty.com

LEGAL COUNSEL

Fasken Martineau DeMoulin LLP
Toronto, Ontario

AUDITORS

PricewaterhouseCoopers LLP
Vancouver, British Columbia

TRANSFER AGENT/REGISTRAR

CIBC Mellon Trust Company
Toronto, Ontario

STOCK EXCHANGE LISTING

Toronto Stock Exchange
(Symbol: IRC)

INVESTOR RELATIONS

Jack Perkins
Phone: (303) 991-9500
(800) 496-1629
jperkins@internationalroyalty.com


INTERNATIONAL ROYALTY
CORPORATION

10 Inverness Drive East, Suite 104 • Englewood, CO 80112
303-799-9020 • www.internationalroyalty.com

INTERNATIONAL ROYALTY CORPORATION

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
SECTION 89 OF THE SECURITIES ACT (NEW BRUNSWICK)
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

(a) The name and address of the eligible institutional investor.

Goodman & Company, Investment Counsel Ltd.
Scotia Plaza, 40 King Street West
Suite 5500
Toronto, Ontario M5H 4A9

(b) The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Not applicable as this is an initial report.

(c) The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.

G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, exercises control or direction over 6,002,800 common shares of International Royalty Corporation ("Int'l Royalty") which represents an approximate 10.53% interest of the class, as of May 31, 2005.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(ii) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and**

Not applicable.

(iii) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

G&C, through one or more mutual funds or other accounts managed by it, exercises control or direction over 6,002,800 common shares of Int'l Royalty, representing an approximate 10.53% interest of the class.

(e) **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The securities of Int'l Royalty acquired by G&C, on behalf of mutual funds or other accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Not applicable.

(g) **The names of any joint actors in connection with the disclosure required by this Form.**

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not applicable.

(i) Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.

DATED this _7th_ day of June, 2005.

GOODMAN & COMPANY,
INVESTMENT COUNSEL LTD.

Per: *"Rohit Sehgal"*
Name: Rohit Sehgal
Title: Vice-President, Counselling & Chief Investment Strategist

INTERNATIONAL ROYALTY CORPORATION

**EARLY WARNING REPORT FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
SECTION 89 OF THE SECURITIES ACT (NEW BRUNSWICK)
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)**

(a) The name and address of the eligible institutional investor.

Goodman & Company, Investment Counsel Ltd.
Scotia Plaza, 40 King Street West
Suite 5500
Toronto, Ontario M5H 4A9

(b) The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Since our last report filed on June 10, 2005, G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, has disposed of 5,123,142 common shares of International Royalty Corporation ("Int'l Royalty"). This represents a decrease in G&C's position in Int'l Royalty of 8.99%, on an undiluted basis, as of July 31, 2005.

(c) The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.

G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, now exercises control or direction over 879,658 common shares of Int'l Royalty, which represents an approximate 1.54% interest of the class, as of July 31, 2005.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control,**

Not applicable.

(ii) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and**

Not applicable.

(iii) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

G&C, through one or more mutual funds or other accounts managed by it, exercises control or direction over 879,658 common shares of Int'l Royalty, representing an approximate 1.54% interest of the class.

(e) **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The securities of Int'l Royalty acquired by G&C, on behalf of mutual funds or other accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Not applicable.

(g) **The names of any joint actors in connection with the disclosure required by this Form.**

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not applicable.

(i) Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.

DATED this __10th_ day of August, 2005.

GOODMAN & COMPANY,
INVESTMENT COUNSEL LTD.

Per: *"Rohit Sehgal"*
Name: Rohit Sehgal
Title: Vice-President, Counselling & Chief Investment Strategist